As filed with the Securities and Exchange Commission on August 13, 2012

Registration No. 333-179486

Registration No. 333-179486-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 3 to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EMPIRE STATE REALTY TRUST, INC.

EMPIRE STATE REALTY OP, L.P.

(Exact name of registrants as specified in charter)

Maryland	6798	37-1645259
Delaware	6500	45-4685158
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Grand Central Place

60 East 42nd Street

New York, New York 10165

(212) 953-0888

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants’ Principal Executive Offices)

Anthony E. Malkin

Chairman, Chief Executive Officer and President

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Arnold S. Jacobs, Esq. Steven A. Fishman, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Larry P. Medvinsky, Esq. Jason D. Myers, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000

Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Empire State Building Associates L.L.C.	60 East 42nd St. Associates L.L.C.	250 West 57th St. Associates L.L.C.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

NOTICE OF CONSENT SOLICITATION TO PARTICIPANTS

                    , 2012

Malkin Holdings LLC, the supervisor of each limited liability company listed above, requests that you consent to the following:

Proposed consolidation of your subject LLC into Empire State Realty Trust, Inc. As described in the attached Prospectus/Consent Solicitation Statement, Malkin Holdings LLC, as supervisor, proposes a consolidation of certain office and retail properties in Manhattan and the greater New York metropolitan area owned by Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., or the subject LLCs, and certain private entities supervised by the supervisor, and certain related management businesses into Empire State Realty Trust, Inc., or the company. The consolidation is conditioned, among other things, upon the closing of the initial public offering, or the IPO, of the company’s Class A common stock. The company will issue to each of the participants in the subject LLCs a specified number of operating partnership units, or at each participant’s election, Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. The company expects the Class A common stock and the operating partnership units offered herein to be listed on the New York Stock Exchange. After the series of transactions in which the subject LLCs will be consolidated into the company, the company will own, through direct and indirect subsidiaries, the assets of the subject LLCs and the assets of the private entities, along with certain related management businesses. There are 22 private entities involved in the consolidation, including the operating lessees of each of the subject LLCs, from which all required consents to the consolidation have previously been obtained. Attached to the supplement for each subject LLC as Appendix B is the contribution agreement for each subject LLC, which describes the terms of the consolidation in detail. Only the participants holding participation interests in a subject LLC during the consent solicitation period are entitled to notice of, and to vote “FOR” or “AGAINST,” the proposed consolidation. For the reasons the supervisor believes this proposal is fair and reasonable, see “Background of and Reasons for the Consolidation.”

Proposal to authorize the supervisor to sell or contribute the property interests in a third-party portfolio transaction. As a potential alternative to the consolidation, the supervisor requests that the participants consent to the sale or contribution of the subject LLCs’ property interests as part of a sale or contribution of the properties owned by the subject LLCs and the private entities as a portfolio to a third party. The third-party portfolio transaction would be undertaken only if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation and certain other conditions are met. For the reasons the supervisor believes this proposal is fair and reasonable, see “Third-Party Portfolio Proposal.”

Voluntary pro rata reimbursement program for expenses of legal proceedings with former property manager and leasing agent. In addition, the participants are being asked to consent to a voluntary pro rata reimbursement to the supervisor and Peter L. Malkin for the prior advances of all costs, plus interest, incurred in connection with litigations and arbitrations with the former property manager and leasing agent of the properties owned by the subject LLCs. For the reasons the supervisor believes this proposal is reasonable, see “Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent.”

The supervisor invites you to vote using the enclosed consent form because it is important that your participation interest in your subject LLC be represented. Please sign, date and return the enclosed consent form in the accompanying postage-paid envelope. You also may revoke your consent to the consolidation, the third-party portfolio proposal, or both, at any time in writing before the later of the date that consents from participants equal to the percentage required to approve the consolidation and the third-party portfolio proposal, as applicable, as set forth later in the attached Prospectus/Consent Solicitation Statement are received by your subject LLC and the 60th day after the date of the attached Prospectus/Consent Solicitation Statement.

Malkin Holdings LLC

By: Peter L. Malkin	Anthony E. Malkin
Chairman	President

The attached Prospectus/Consent Solicitation Statement is dated                     , 2012 and is being mailed to participants on or about             , 2012.

The information in this Prospectus/Consent Solicitation Statement is not complete and may be changed. A registration statement relating to the securities has been filed with the Securities and Exchange Commission. Empire State Realty Trust, Inc. may not sell the securities offered by this Prospectus/Consent Solicitation Statement until the registration statement filed with the Securities and Exchange Commission becomes effective. This Prospectus/Consent Solicitation Statement is not an offer to sell these securities and Empire State Realty Trust, Inc. is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 13, 2012

PROSPECTUS/CONSENT SOLICITATION STATEMENT

shares of Class A common stock, par value $.01 per share,

shares of Class B common stock, par value $.01 per share

Empire State Realty OP, L.P.

            units of limited partnership interests consisting of

Series ES units of limited partnership interest,

Series 60 units of limited partnership interest and

Series 250 units of limited partnership interest

If you are a participant in any of the following subject LLCs, your vote is very important:

Empire State Building Associates L.L.C.	60 East 42nd St. Associates L.L.C.	250 West 57th St. Associates L.L.C.

Malkin Holdings LLC, the supervisor of three publicly-registered entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., or the subject LLCs, requests that you, as a holder of a participation interest in one or more of the subject LLCs, vote on whether to approve the proposed consolidation of the subject LLC in which you are a participant into Empire State Realty Trust, Inc., or the company, as part of a consolidation of office and retail properties in Manhattan and the greater New York metropolitan area owned by the subject LLCs and the private entities supervised by the supervisor, along with certain related management businesses, into the company, as described in more detail herein. Such transaction is referred to herein as the consolidation. The principals of the supervisor include Peter L. Malkin and Anthony E. Malkin.

The supervisor believes you will benefit from this consolidation through newly created opportunities for liquidity, enhanced property diversification, increased growth opportunities, enhanced operating and financing abilities and efficiencies, combined balance sheets, anticipated regular quarterly cash distributions, and continued leadership by the principals of the supervisor under the accountability of the governance structure of a reporting company with the U.S. Securities and Exchange Commission, or the SEC, with a board of directors consisting predominantly of independent directors. Anthony E. Malkin will be the only management member of the board of directors.

The supervisor believes that the consolidation is the best way for participants to achieve liquidity and maximize the value of their investment in their subject LLC. Following the consolidation, participants may liquidate their investments and realize current values in cash as and when they desire (subject to the restrictions of the applicable U.S. federal and state securities laws and after expiration of the lock-up period as described in this prospectus/consent solicitation) or may hold operating partnership units and/or shares of common stock they receive in the company in which certain executives of the supervisor will be members of the senior management team and Anthony E. Malkin, an executive and principal of the supervisor, will be Chairman, Chief Executive Officer, President and a director of the company. The company intends to apply to have the Class A common stock listed on the New York Stock Exchange under the symbol “ESB.” The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs, other than the Wien group, each of which has identical rights as to distributions, liquidation and rights as limited partners of the operating partnership. The operating partnership intends to apply to have each of the series of its operating partnership units offered herein listed on the New York Stock Exchange under the symbols “            ,” “            ” and “            .” Each participant will receive operating partnership units, unless such participant elects to receive shares of Class A common stock or, to a limited extent, as described herein, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. A holder of operating partnership units will not have economic interests in the company (but will have the same rights to distributions as stockholders of the company) or voting rights in the company (except to the extent a participant elects to receive Class B common stock instead of a portion of operating partnership units as described above).

The supervisor recommends that you vote “FOR” the consolidation. The Malkin Holdings group (as defined herein), will receive substantial benefits from the consolidation and have conflicts of interest making this recommendation. See “Conflicts of Interest.”

As a potential alternative to the consolidation, the supervisor also requests that the participants consent to the sale or contribution of the subject LLCs’ property interests as part of a sale or contribution of the properties owned by the subject LLCs and the private entities as a portfolio to an unaffiliated third party. While the supervisor believes the consolidation represents the best opportunity for participants to achieve liquidity and to maximize the value of their investment, the supervisor believes it also is in the best interest of all participants for the supervisor to have the flexibility and discretion, subject to certain conditions, to accept an offer for the portfolio of properties from an unaffiliated third party if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation.

The supervisor recommends that you vote “FOR” the third-party portfolio transaction proposal. The Malkin Holdings group will receive substantial benefits from the consolidation and have conflicts of interest making this recommendation. See “Conflicts of Interest.”

Participants also are being asked to consent to a voluntary pro rata reimbursement program pursuant to which the supervisor and Peter L. Malkin, a principal of the supervisor, will be reimbursed for the prior advances of all costs, plus interest, incurred in connection with the legal proceedings required to remove and replace the former property manager and leasing agent. The supervisor believes that the voluntary pro rata reimbursement program is fair and reasonable because the successful resolution of the legal proceedings allowed the properties owned by the subject LLCs and certain of the private entities to participate in a renovation and repositioning turnaround program conceived and implemented by the supervisor. The estate of Leona M. Helmsley, or the Helmsley estate, as part of an agreement with the supervisor covering this and other matters, has paid the voluntary pro rata reimbursement to the supervisor for its pro rata share of costs advanced, plus interest, which totaled $5,021,048.

This solicitation of consents expires at 5:00 p.m., Eastern time on                     , 2012, unless the supervisor extends the solicitation period for one or more proposals.

The Wien group, which consists of each of the lineal descendants of Lawrence A. Wien, including Peter L. Malkin and Anthony E. Malkin (including spouses of such descendants), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing, collectively owns participation interests in the subject LLCs and has advised that it will vote in favor of the consolidation and the third-party portfolio proposal. These participation interests represent the following percentage ownership for each subject LLC: 8.5921% for Empire State Building Associates L.L.C., 8.7684% for 60 East 42nd St. Associates L.L.C. and 7.3148% for 250 West 57th St. Associates L.L.C.

The supervisor and the Malkin Holdings group receive substantial benefits and from inception have had conflicts of interest in connection with the subject LLCs, including in connection with the consolidation or a third-party portfolio transaction. There are material risks and potential disadvantages associated with the consolidation or a third-party portfolio transaction. The supervisor and the Malkin Holdings group will receive substantial benefits in connection with the consolidation or a third-party portfolio transaction. See “Risk Factors” beginning on page 83 and “Conflicts of Interest” beginning on page 245.

A participant’s interest in Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. may, in some cases, as described below, be subject to a buyout if he or she votes “AGAINST” or “ABSTAINS” on either the consolidation or the third-party portfolio transaction proposal, or does not vote. If you are a participant in Empire State Building Associates L.L.C. or 60 East 42nd St. Associates L.L.C., and you vote “AGAINST” the consolidation or the third-party portfolio transaction proposal, you do not vote or you “ABSTAIN” and your subject LLC participates in the consolidation, your participation interests will be subject to a buyout if you do not vote in favor of the consolidation or third-party portfolio transaction proposal within ten days after notice that the required supermajority consent has been received, and the buyout amount for your interest, which is equal to the original cost less capital repaid, but not less than $100 and is currently $100, would be substantially lower than the consideration you would receive in connection with the consolidation or third-party portfolio transaction. Unanimity on the consents is required pursuant to the organizational documents of Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. with respect to both the consolidation and the third-party portfolio proposal; therefore, a participant in either of such subject LLCs who does not vote in favor of either the consolidation or third-party portfolio transaction proposal (and does not change his or her vote after notice that the requisite supermajority consent has been obtained) will be subject to this buyout regardless of whether either or neither transaction is consummated. See “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal.” You will not be subject to a buyout merely by voting “AGAINST” or “ABSTAINING” on the consolidation or third-party portfolio transaction, or by not voting.

THE SUPERVISOR BELIEVES THAT THE CONSOLIDATION PROVIDES SUBSTANTIAL BENEFITS AND IS FAIR TO THE PARTICIPANTS IN EACH SUBJECT LLC AND RECOMMENDS THAT ALL PARTICIPANTS VOTE “FOR” THE CONSOLIDATION. SEE “BACKGROUND OF AND REASONS FOR THE CONSOLIDATION—THE SUPERVISOR’S REASONS FOR PROPOSING THE CONSOLIDATION.”

THE SUPERVISOR BELIEVES IT IS IN THE BEST INTERESTS OF THE PARTICIPANTS TO PROVIDE THE SUPERVISOR WITH THE AUTHORITY TO APPROVE A THIRD-PARTY PORTFOLIO TRANSACTION AS AN ALTERNATIVE TO THE CONSOLIDATION AND RECOMMENDS THAT ALL PARTICIPANTS VOTE “FOR” THE THIRD-PARTY PORTFOLIO PROPOSAL. SEE “THIRD PARTY PORTFOLIO PROPOSAL” FOR THE SUPERVISOR’S REASONS FOR RECOMMENDING APPROVAL OF THE PROPOSAL.

THE SUPERVISOR BELIEVES THAT THE VOLUNTARY PRO RATA REIMBURSEMENT PROGRAM IS FAIR AND REASONABLE AND RECOMMENDS THAT ALL PARTICIPANTS WHO HAVE NOT PREVIOUSLY CONSENTED TO THE VOLUNTARY PRO RATA REIMBURSEMENT PROGRAM “CONSENT TO” THE PROPOSAL. SEE “VOLUNTARY PRO RATA REIMBURSEMENT PROGRAM FOR EXPENSES OF LEGAL PROCEEDINGS WITH FORMER PROPERTY MANAGER AND LEASING AGENT” FOR A DISCUSSION OF THE SUPERVISOR’S REASONS FOR RECOMMENDING APPROVAL OF THE PROPOSAL AND THE BENEFITS TO THE SUPERVISOR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Class A common stock, Class B common stock or operating partnership units or passed upon the accuracy or adequacy of this Prospectus/Consent Solicitation Statement. Any representation to the contrary is a criminal offense.

After you read this Prospectus/Consent Solicitation Statement, the company and the supervisor urge you to read the accompanying supplement for your subject LLC. The supplement contains information particular to your subject LLC. This information is material in your decision whether to vote “FOR” or “AGAINST” the consolidation.

THIS PROSPECTUS/CONSENT SOLICITATION IS AUTHORIZED FOR DELIVERY TO PARTICIPANTS ONLY WHEN ACCOMPANIED BY ONE OR MORE SUPPLEMENTS RELATING TO THE SUBJECT LLCS IN WHICH SUCH PARTICIPANTS HOLD PARTICIPATION INTERESTS. SEE “WHERE YOU CAN FIND MORE INFORMATION.”

WHO CAN HELP ANSWER YOUR QUESTIONS?

If you have more questions about the proposed consolidation or would like additional copies of this Prospectus/Consent Solicitation Statement or the supplement relating to your subject LLC(s) (which will be provided at no cost), you should contact the person designated on the consent form sent to you.

To obtain timely delivery, you should request this information no later than                     , 2012.

The date of this Prospectus/Consent Solicitation Statement is                     , 2012.

i

Page
Contribution Agreements	188
Other Consolidation Transaction Agreements	189
Lock-Up Agreements	191
Registration Rights Agreement	192
Option to Acquire Two Additional Properties	193
Pricing Committee	194
Description of the Tax Protection Agreement	194
Representation, Warranty and Indemnity Agreement	196
No Fractional Share of Common Stock	196
Effect of the Consolidation or a Third-Party Portfolio Transaction on Participants Who Vote Against the Consolidation or the Third-Party Portfolio Proposal	196
Effect of Consolidation on Subject LLCs not Acquired	197
Consolidation Expenses	198
Accounting Treatment	198
Subsequent Modifications to Offering Terms	198
Initial Public Offering	199
THIRD-PARTY PORTFOLIO PROPOSAL	200
VOLUNTARY PRO RATA REIMBURSEMENT PROGRAM FOR EXPENSES OF LEGAL PROCEEDINGS WITH FORMER PROPERTY MANAGER AND LEASING AGENT	202
REPORTS, OPINIONS AND APPRAISALS	205
General	205
Appraisal	205
Properties Proposed For Inclusion in Consolidation	214
Fairness Opinion	216
EXCHANGE VALUE AND ALLOCATION OF OPERATING PARTNERSHIP UNITS AND COMMON STOCK	223
Exchange Value Allocation of Operating Partnership Units and Common Stock	223
Derivation of Exchange Values	224
Appraised Value of the Management Companies	225
Allocation of Common Stock and Operating Partnership Units	229

Page
PRINCIPAL STOCKHOLDERS OF THE COMPANY	458
RELATED PARTY TRANSACTIONS	460
Transactions Relating to the Consolidation	460
Tax Protection Agreement	460
Partnership Agreement	461
Registration Rights	461
Employment Agreement	461
Indemnification of the Company’s Directors and Officers	461
Option Agreements	462
Cash Amounts	463
Excluded Properties and Businesses	463
Reimbursement of Pre-Closing Transaction Costs	464
Repayment of Loan to Existing Entity	464
Releases of Guarantees	464
Grants Under the Company’s Equity Incentive Plan	464
FIDUCIARY RESPONSIBILITY	466
Directors and Officers of the Company	466
Supervisor of the Subject LLCs and Agent for Participants	466
DESCRIPTION OF CAPITAL STOCK	467
General	467
Shares of Common Stock	467
Power to Reclassify the Company’s Unissued Shares of Stock	468
Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock	468
Restrictions on Ownership and Transfer	469
Transfer Agent and Registrar	472
U.S. FEDERAL INCOME TAX CONSIDERATIONS	473
U.S. Federal Income Tax Consequences of the Consolidation	475
U.S. Federal Income Tax Considerations of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings	482
U.S. Federal Income Tax Consequences of a Third-Party Portfolio Transaction	483
Taxation of the Company	483

Page
Requirements for Qualification	487
Tax Aspects of Investments in Partnerships	499
Failure to Qualify	498
Taxation of Stockholders	501
Consequences of Holding Operating Partnership Units	508
EXPERTS	519
LEGAL MATTERS	521
WHERE YOU CAN FIND MORE INFORMATION	522

EXPLANATORY NOTE: The information concerning the appraisal, or the Appraisal, by Duff & Phelps LLC, the independent valuer, contained in this Registration Statement on Form S-4 is based on the preliminary appraisal by the independent valuer as of July 1, 2011 and the information concerning the fairness opinion of Duff & Phelps LLC is based on the draft form of fairness opinion provided by the independent valuer. The Appraisal will be updated as of a date in closer proximity to the effective date of this Registration Statement on Form S-4, and the fairness opinion is expected to be delivered as of a date in closer proximity to such effective date.

v

The company uses market data and industry forecasts and projections throughout this Prospectus/Consent Solicitation Statement, and in particular in the section entitled “Business of the Subject LLCs.” The company has obtained substantially all of this information from a market study prepared for the company by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm in January 2012. The company has paid RCG a fee for such services. Such information is included herein in reliance on RCG’s authority as an expert on such matters. See “Experts.” In addition, the company has obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable. Forecasts are based on industry surveys and the preparer’s expertise in the industry and there is no assurance that any of the projected amounts will be achieved. The company believes this data others have compiled are reliable, but it has not independently verified this information. Any forecasts prepared by RCG are based on data (including third party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice.

The term “greater New York metropolitan area” is used herein to refer only to Fairfield County, Connecticut and Westchester County, New York. The manner in which the company defines its property markets and submarkets differs from how RCG has done so in its market study included herein. Further, RCG’s definition of the New York metropolitan area differs from the company’s definition of the greater New York metropolitan area. RCG’s definition includes Putnam County and Rockland County in New York and Bergen County, Hudson County, and Passaic County in Northern New Jersey and excludes Fairfield County in Connecticut.

Unless the context otherwise requires or indicates, references in this Prospectus/Consent Solicitation Statement, which is referred to herein as the prospectus/consent solicitation, to:

(i)	the subject LLCs refers to Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.,

(ii)	the private entities refer to the privately-held entities supervised by the supervisor, which are all of the entities, other than the subject LLCs, listed in the chart under the section “Summary—The Subject LLCs, the Private Entities and the Management Companies,” which will be included in the consolidation,

(iii)	the company refers to Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.), a Maryland corporation, together with its consolidated subsidiaries, including Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, which is referred to herein as the operating partnership, after giving effect to the series of transactions involving the consolidation of the subject LLCs and the private entities described in this prospectus/consent solicitation that have consented to the consolidation and a combination of (a) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, the subject LLCs and certain of the private entities (as discussed in this prospectus/consent solicitation), which is referred to herein as the supervisor; (b) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent to certain of the private entities in Manhattan, (c) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent to certain of the private entities located in Westchester County, New York, (d) Malkin Properties of Connecticut, Inc. a Connecticut corporation that serves as the manager and leasing agent to certain of the private entities in the State of Connecticut and (e) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to the private entities and third parties (including certain tenants at the properties owned by the private entities), which collectively are referred to herein as the management companies,

(iv)	the properties refers to the subject LLCs’ direct or indirect fee ownership interests in the Empire State Building, One Grand Central Place and 250 West 57th Street, respectively,

(v)	the properties of the company and the portfolio refer to the properties, the other assets of the subject LLCs, the ownership interests of the private entities in their properties and the other assets of the private entities,

(vi)	the agents refer to holders of the membership interests in the subject LLCs for the benefit of participants in the agent’s participating group; each of the agents is an affiliate of the supervisor,

(vii)	the participants refer to the holders of participation interests in the membership interests held by the agents and, as applicable, investors in the private entities,

(viii)	the participation interests refer to the beneficial ownership interests of participants in the membership interest of the subject LLCs held by an agent for the benefit of participants and, as applicable, membership or partnership interests or the beneficial interests therein held by investors in the private entities,

(ix)	common stock and shares of common stock refer to both shares of the company’s Class A common stock, par value $0.01, and Class B common stock, par value $0.01 per share, unless otherwise indicated,

(x)	the IPO refers to the initial public offering of the Class A common stock of the company, and IPO price refers to the price per share of Class A common stock in the IPO,

(xi)

operating partnership units refer to the operating partnership’s limited partnership interests. The operating partnership will have four series of units of limited partnership, Series PR operating partnership units, Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units, which are referred to either collectively, or with respect to one or more series, as the “operating partnership units,” as the context requires or indicates. Operating partnership units are redeemable for a cash amount equal to the then-current market value of one share of Class A common stock per operating partnership unit, or at the company’s election, shares of Class A common stock on a one-for-one basis. The Series ES operating partnership units will be issued to participants in Empire State Building Associates L.L.C., the Series 60 operating partnership units will be issued to participants in 60 East 42nd St. Associates L.L.C. and the Series 250 operating partnership units will be issued to participants in 250 West 57th St. Associates L.L.C., in each case except for the Wien group. The operating partnership intends to apply to have the Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units listed on the New York Stock Exchange under the symbols “            ,” “            ,” and “            ,” respectively. The Series PR operating partnership units will be issued to the participants in the private entities and the Wien group and will not be listed on a national securities exchange, and

(xii)	organizational documents refer to the limited liability company agreement, the participating agreements and the terms of any voluntary capital transaction override program and voluntary pro rata reimbursement programs for each subject LLC, to the extent applicable.

All references to the enterprise value refer to the value of the company after completion of the consolidation determined in connection with the IPO by the company in consultation with the investment banking firms managing the IPO and prior to the issuance of Class A common stock in the IPO and any issuance of Class A common stock pursuant to equity incentive plans.

All references to the aggregate exchange value refer to the aggregate exchange value of the subject LLCs, the private entities and the management companies based on the appraisal, or the Appraisal, by Duff & Phelps, LLC, the independent valuer.

All references (other than information labeled as pro forma information, including the pro forma financial statements) to the number of shares of common stock, on a fully-diluted basis, issued in the consolidation refer to the number of shares of Class A common stock and Class B common stock issued or received in the consolidation, prior to the issuance of Class A common stock in the IPO and pursuant to any incentive plans, assuming that (i) the enterprise value in connection with the IPO equals the aggregate exchange value, (ii) the offering price per share in the IPO used herein which is used solely for illustrative purposes equals a hypothetical $10 per share, (iii) all of the subject LLCs, the private entities and the management companies participate in the consolidation, (iv) no cash is paid to participants in the private entities, (v) no shares of Class A common stock are issued to the supervisor pursuant to the voluntary pro rata reimbursement program, (vi) no fractional shares are issued and (vii) all operating partnership units issued in the consolidation are redeemed on a one-for-one basis and all shares of Class B common stock issued in the consolidation are converted on a one-for one basis for shares of Class A common stock.

The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The aggregate exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value. The enterprise value will equal the total number of shares of common stock and total number of operating partnership units issuable in the consolidation (excluding any shares of common stock issued in the IPO, and assuming all participants receive shares of common stock or operating partnership units and not cash) multiplied by the IPO price.

All references to distributions to participants assume that all amounts payable under the voluntary pro rata reimbursement program are paid out of cash distributions from the subject LLCs and the private entities, as applicable and that no shares of Class A common stock are issued to the supervisor for amounts due under the voluntary pro rata reimbursement program.

The supervisor has made certain of these assumptions to permit the presentation of information in tables in this prospectus/consent solicitation on a consistent basis. For example, while throughout this prospectus/consent solicitation the supervisor has assumed for purposes of this presentation of information that no cash is paid, cash will be paid to non-accredited investors in the private entities and to certain investors in the private entities that are charitable organizations and elect to receive cash pursuant to the cash option described herein.

All references to the stockholders refer to the holders of Class A common stock and Class B common stock of the company.

All references to the Malkin Family refer to Anthony E. Malkin, Peter L. Malkin, each of their lineal descendants (including spouses of any of the foregoing), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing.

All references to the Malkin Holdings group refer to the Malkin Family and Thomas N. Keltner, Jr., and his spouse.

All references to the Wien group refer to each of the lineal descendants of Lawrence A. Wien, including Peter L. Malkin and Anthony E. Malkin (including spouses of such descendants), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing.

For demonstrative purposes, the supervisor has assigned a hypothetical IPO offering price of $10 per share. That value is strictly hypothetical and is for illustrative purposes only.

All references to the property and assets owned by the company upon completion of the consolidation refer to the company upon completion of the consolidation, without giving effect to the IPO, and assuming that all required supermajority consents of the participants in the subject LLCs have been obtained and all of the properties and assets to be acquired from the subject LLCs, the private entities and the management companies pursuant to the consolidation have been acquired.

All references to a third-party portfolio transaction refer to the sale or contribution of the subject LLCs’ property interests and other assets as part of a sale or contribution of the properties owned by the subject LLCs and the private entities as a portfolio to a third party. The description of the company in this prospectus/consent solicitation assumes that all of the properties and assets to be acquired from the subject LLCs, the private entities and the management companies pursuant to the consolidation have been acquired by the company rather than a third party pursuant to a third-party portfolio transaction.

Certain terms and provisions of various agreements are summarized in this prospectus/consent solicitation. These summaries are qualified in their entirety by reference to the complete text of any such agreements, which are either attached as exhibits or appendices to this prospectus/consent solicitation or the supplement for your subject LLC in the form in which they are expected to be signed (but subject to change, including potentially significant changes, as described below) or filed as an exhibit to the Registration Statement on Form S-4 of which this prospectus/consent solicitation is a part. The parties to such agreements may make changes (including changes that may be deemed material) to the forms of the agreements attached as appendices or exhibits hereto, contained in the applicable supplement or filed as exhibits to the Registration Statement on Form S-4.

QUESTIONS AND ANSWERS ABOUT

THE CONSOLIDATION

Q:	What am I being asked to approve?

A:     The supervisor, which is an affiliate of Peter L. Malkin and Anthony E. Malkin, is submitting the following proposals for your approval:

•

A consolidation of your subject LLC and certain office and retail properties in Manhattan and the greater New York metropolitan area owned by the subject LLCs and the private entities, all of which are supervised by the supervisor, and certain related management businesses, into the company, which is intended to qualify for taxation as a real estate investment trust for U.S. federal income tax purposes, which is referred to herein as a REIT.

•

As a potential alternative to the consolidation, the sale or contribution of the subject LLCs’ property interests as part of a sale or contribution of the properties owned by the subject LLCs and the private entities as a portfolio to a third party if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation and certain other conditions are met.

•

Voluntary pro rata reimbursement to the supervisor and Peter L. Malkin for the prior advances of all costs, plus interest, incurred in connection with litigations and arbitrations with the former property manager and leasing agent of the property.

Each of these proposals is subject to a separate consent, and approval of each proposal is not dependent on approval of any other proposal.

Q:	Who is the supervisor?

A: The supervisor of the subject LLCs, Malkin Holdings LLC, provides all asset management services for, and supervises the operations of, the subject LLCs. Anthony E. Malkin and Peter L. Malkin are principals of the supervisor. The supervisor, which is related to the principals who formed the subject LLCs, was appointed as the supervisor of the subject LLCs pursuant to the original partnership agreement of each of the subject LLCs and is the only party which has performed, and is authorized to perform, this role under the subject LLCs’ organizational documents. The supervisor is controlled and managed by lineal descendants of the founder of the subject LLCs, Lawrence A. Wien. The subject LLCs were originally established as partnerships with no managing general partner or managing member and the supervisor is responsible for the operations and administrative functions on behalf of the subject LLCs. The supervisor, in its capacity as supervisor of each of the subject LLCs, provides and directs all administrative and oversight services. The supervisor also provides similar services to the private entities, including the private entities that hold operating lease interests in the properties owned by the subject LLCs.

Q:	Why is the supervisor proposing the consolidation?

A: The supervisor believes this transaction represents the best opportunity for value enhancement for your investment in the subject LLC after years of action under the supervisor’s leadership to preserve, restore, and enhance your investment. Included in that history is a challenging time, which began with litigation commenced in 1997 by Peter L. Malkin and the supervisor to remove Helmsley-Spear, Inc., which is referred to herein as the former property manager and leasing agent (after it was sold by entities controlled by Leona M. Helmsley) as property manager and leasing agent of the properties owned by the subject LLCs and other properties which are now included in the plans for this consolidation.

Since the successful resolution of that litigation, the supervisor has overseen the engagement by the subject LLCs of independent property management and leasing agents and the transformation of the Empire State Building to a self management structure, retaining a third party agent for leasing only; developed and is in the process of effecting a comprehensive renovation and repositioning program for improving the physical condition of, and upgrading the credit quality of, tenants at the property, and raised the properties’ profile as part of a well regarded portfolio brand. The supervisor believes that it is an opportune time for the subject LLCs to take advantage of the opportunity to participate in the consolidation which will afford participants better value protection through diversification, growth opportunities through potential acquisitions and potential growth in revenue of the initial properties and more stable cash flows for distributions, as well as administrative and operating efficiencies. Additionally, the supervisor believes the consolidation provides value enhancement through better access to capital and options for liquidity for investors who so desire and allows participants to receive operating partnership units in a transaction intended to be tax-deferred for U.S. federal income tax purposes.

The supervisor has reviewed this transaction carefully and believes that current and anticipated property results provide favorable prospects for the consolidation. The supervisor will consider the capital market conditions at the time the IPO is ready to commence, but the supervisor is confident that a well located, well run, well capitalized portfolio of office and retail properties in Manhattan and in the greater New York metropolitan area is a desirable portfolio for an IPO. The consolidation and IPO will launch the company as a public company with its Class A common stock expected to be listed on the New York Stock Exchange, which is referred to herein as the NYSE, upon completion of the IPO. The operating partnership units issued to participants in the subject LLCs are also expected to be listed on the NYSE upon completion of the IPO. The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs (other than the Wien group) and in a separate series to the participants in the private entities receiving operating partnership units and the Wien group. Each series of operating partnership units will have identical rights as to distributions, liquidation and rights as limited partners of the operating partnership. The operating partnership units were divided into series because there are unique U.S. federal income tax consequences to the participants receiving each series of listed operating partnership units (as compared to ownership of operating partnership units of another series) depending on the subject LLC in which they have an interest and the tax aspects of the property contributed by such entity.

The supervisor believes that the consolidation is the best way for participants to achieve liquidity and to maximize the value of their investment in the subject LLCs. The supervisor believes that benefits to participants from the consolidation include:

•

The opportunity for participants to receive interests in the company’s operating partnership on the same basis as participants in the private entities and the Malkin Family in a transaction intended to be tax-deferred for U.S. federal income tax purposes;

•

Liquidity for participants that elect to receive shares of Class A common stock expected to be listed on the NYSE, which investors may sell from time to time as and when they so desire (subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period as described in this prospectus/consent solicitation). Presently there is no active trading market for the participation interest you hold in your subject LLC, which is only an indirect interest in real property subject to an operating lease, which is not under the operational control of your subject LLC. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants in the subject LLCs who receive operating partnership units may also sell operating partnership units, which also are expected to be listed on the NYSE, subject to restrictions described above, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion of an aggregate of $         (based on the IPO price) operating partnership units issued to participants in the subject LLCs;

•	Anticipated value enhancement through property diversification and operating and capital structure efficiencies;

•

Anticipated regular quarterly cash distributions on their operating partnership units and shares of common stock, which will include distributions of at least 90% of its annual REIT taxable income (determined without regard to the deductible for dividend paid and, excluding net capital gains), which is required for REIT qualification as described below;

•

Conversion of the current governance structure which is inefficient and costly in general and in which participants do not share in the same economic benefit that they would receive through ownership and operation of the properties by a single entity into a modern, centralized and efficient governance structure;

•

The opportunity to continue to hold interests in an entity operating under the brand developed by the supervisor and to participate in any future growth of the company through potential acquisitions and potential growth in revenue of the initial properties, while removing obstacles to obtaining true synergies and realization of value, such as combining financings, movements of tenants from one building to another, sharing of employees and management and oversight;

•

The opportunity to continue to hold interests in an entity in which certain executives of the supervisor will be members of the senior management team and Anthony E. Malkin will be Chairman, Chief Executive Officer, President and a director of the company and

•

The governance structure of an SEC reporting company with its Class A common stock expected to be listed on the NYSE, which provides accountability through the oversight of the company by a board of directors consisting predominantly of independent directors.

Q:	Why is the company entering into the IPO?

A: The IPO is an integral part of the consolidation, the reasons for which are described in response to the immediately preceding question. The supervisor believes that the IPO will provide liquidity by exchanging the current, illiquid interests held by participants for shares of Class A common stock (or operating partnership units or to a limited extent, as described herein, Class B common stock exchangeable for Class A common stock) expected to be listed on the NYSE, which investors may sell from time to time as and when they so desire (subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period as described in this prospectus/consent solicitation). There is expected to be an active trading market in the Class A common stock as a result of the IPO. The supervisor also believes the consolidated entity will have access to additional sources of capital. The company intends to use the net proceeds from the IPO (i) to provide cash consideration in the consolidation to the non-accredited investors in the private entities in an estimated amount equal to $        , (ii) to pay fees and other expenses of the consolidation and the IPO (including in connection with the assumption of indebtedness), in an estimated amount equal to $        , (iii) to repay a loan made by investors in one of the private entities, including Anthony E. Malkin and Peter L. Malkin, to such private entity, in an amount equal to $        , (iv) to pay transfer taxes and other expenses and for general working capital purposes, in an estimated amount equal to $        , and (v) with respect to the balance of the net proceeds, to provide cash consideration to the Helmsley estate and other charitable organizations, in an amount estimated to equal $        . The estimated amounts shown in the preceding sentences assume that the net proceeds from the IPO are equal to the assumed net proceeds set forth in the pro forma financial statements. See the unaudited pro forma financial information for the company beginning on page F-5 of this prospectus/consent solicitation.

Q:	What is the proposed consolidation upon which I am being asked to vote?

A: You are being requested to approve the consolidation in which your subject LLC will contribute its assets to the operating partnership in exchange for operating partnership units, Class A common stock and to a limited extent, as described herein, Class B common stock. All of the subject LLCs together represent 41.5% of the aggregate exchange value. As part of the consolidation, the company also will enter into similar transactions with the other subject LLCs, private entities and the management companies described elsewhere in this prospectus/consent solicitation.

Through the consolidation, the company intends to combine the properties of the subject LLCs and the private entities and the assets and operations of the supervisor and the other management companies into the company, and intends to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2012. The closing of the consolidation will occur substantially simultaneously with the closing of the IPO. If the consolidation is approved by the three subject LLCs, the company acquires the properties from each of private entities and the company acquires the management companies, the company will own 12 office properties which, as of March 31, 2012, encompass approximately 7.7 million rentable square feet of office space, and which were approximately 79.1% leased as of March 31, 2012 (or 82.7% giving effect to leases signed but not yet commenced as of that date). Seven of these properties are located in the midtown Manhattan market and encompass in the aggregate approximately 5.9 million rentable square feet of office space, including the Empire State Building, the world’s most famous office building. The Manhattan office properties also contain an aggregate of 430,273 rentable square feet of premier retail space on the ground floor and/or lower levels. The remaining five office properties are located in Fairfield County, Connecticut and Westchester County, New York, encompassing approximately 1.8 million rentable square feet in the aggregate. The majority of the square footage for these five properties is located in densely populated metropolitan communities with immediate access to mass transportation. Additionally, the company has entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of its office properties, that will support the development of an approximately 340,000 rentable square foot office building and garage. As of March 31, 2012, the portfolio also included four standalone retail properties located in Manhattan and two standalone retail properties located in the city center of Westport, Connecticut, encompassing 204,452 rentable square feet in the aggregate. As of March 31, 2012, the standalone retail properties were approximately 99.0% leased in the aggregate (or         % giving effect to leases signed but not yet commenced as of that date).

The consolidation offers participants the opportunity to become limited partners in the operating partnership or stockholders of the company, which will own a diversified portfolio of properties and have as senior management certain executives of the supervisor, a recognized operator of office and retail properties in Manhattan and the greater New York metropolitan area. The supervisor has a comprehensive knowledge of its markets that has been developed through the supervisor’s principals’ substantial experience. The consolidation also will result in the creation of a company with a board of directors consisting predominantly of independent directors, which will be responsible for overseeing the operations of the company. Anthony E. Malkin will be the only management member of the board of directors.

All of the properties are located in Manhattan and the greater New York metropolitan area, which, according to RCG, is one of the most-prized office markets in the world and a world-renowned retail market due to a combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth. The supervisor believes that the company will represent a unique opportunity to invest in a well-capitalized company with real estate in these most-prized markets and recognized and respected leadership. The company’s primary focus will be to continue to own, operate and manage its current portfolio and to acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

Q:	Has the company received consents from the private entities and the management companies for the consolidation?

A: All required consents of the private entities and the management companies, including the consents of the Wien group and the interests of the estate of Leona M. Helmsley (which is referred to herein as the Helmsley estate), to the acquisition by the company of the assets of the private entities and the management companies have been obtained prior to the date of this prospectus/consent solicitation. In addition, the Wien group collectively owns participation interests in the subject LLCs and has advised that it will vote in favor of the consolidation and the third-party portfolio proposal. These participation interests held by the Wien group represent the following percentage ownership for each subject LLC: 8.5921% for Empire State Building Associates L.L.C., 8.7684% for 60 East 42nd St. Associates L.L.C. and 7.3148% for 250 West

57th St. Associates L.L.C. In addition to the participation interests, members of the Wien group hold override interests, which are non-voting. See “Background of and Reasons for the Consolidation—Background of the Subject LLCs.”

Q:	What are the conditions for the consolidation to close?

A: The following conditions must be satisfied to consummate the consolidation of the subject LLC: (i) requisite consent of the participants in the subject LLC must have been received; (ii) the closing of the IPO and the listing of the three series of operating partnership units issued to participants in the subject LLCs and Class A common stock on the NYSE or another national securities exchange; (iii) the closing of the consolidation no later than December 31, 2014; (iv) the contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building, and (v) other customary conditions. The consolidation is not conditioned on any of the other subject LLCs or private entities contributing their property interests to the company in the consolidation.

Q:	What will I be entitled to receive if I vote “FOR” the consolidation and the consolidation is approved by my subject LLC?

A: If you vote “FOR” the consolidation and your subject LLC participates in the consolidation, you will receive operating partnership units, unless you elect to receive shares of Class A common stock or, to a limited extent, Class B common stock. You may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units you would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitle to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. The percentage of the aggregate exchange value and the company’s common stock on a fully diluted basis allocated to each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. is 30.34%, 7.60% and 3.56%, respectively. See “Summary—Allocation of Consideration in the Consolidation.”

The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs (other than the Wien group) and in a separate series to the participants in the private entities receiving operating partnership units and the Wien group. Each series of operating partnership units will have identical rights as to distributions, liquidation and rights as limited partners of the operating partnership. The operating partnership units were divided into series because there are unique U.S. federal income tax consequences to the participants receiving each series of listed operating partnership units (as compared to ownership of operating partnership units of another series) depending on the subject LLC in which they have an interest and the tax aspects of the property contributed by such entity.

Q:	What will I be entitled to receive if I don’t vote “FOR” the consolidation and the consolidation proposal is approved by my subject LLC?

A: If you vote “AGAINST” the consolidation, you do not vote or you “ABSTAIN,” and your subject LLC participates in the consolidation, if you are a participant in 250 West 57th St. Associates L.L.C., you will receive operating partnership units, unless you elect to receive shares of Class A common stock or, to a limited extent, as described in response to the immediately preceding question, Class B common stock, and, as set forth under the section entitled “Summary—Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal,” if you are a participant in Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C., your participation interests will be subject to a buyout pursuant to a buyout right included in the participating agreements since inception of the subject LLCs, even if the consolidation is not consummated. The buyout amount for your interest would be substantially lower than the exchange value. The buyout amount, which is equal to the original cost less capital repaid, but not less than $100, is currently $100 for the interest held by a participant in Empire State Building Associates L.L.C. and $100 for the interest held by a participant in 60 East 42nd St. Associates L.L.C., as compared to the exchange value of $33,085 (or $36,650 if you are not subject to the voluntary capital override) per $1,000 original investment for Empire State Building Associates L.L.C. and $38,972 per $1,000 original investment for 60 East 42nd St. Associates L.L.C., respectively. Prior to an agent purchasing the participation interests of non-consenting participants for the benefit of the applicable subject LLC, the agent will give such participants not less than ten days’ notice after the required supermajority consent is received by a subject LLC to permit them to consent to the consolidation or the third-party portfolio proposal, as applicable, in which case their participation interests will not be purchased.

Q:	If my subject LLC consolidates with the company, may I choose to receive something other than operating partnership units?

A: Yes. Each participant will have the opportunity to receive operating partnership units in a transaction intended to be tax-deferred for U.S. federal income tax purposes. Each participant in the subject LLCs will receive operating partnership units, unless he or she elects to receive shares of Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock.

Q:	When can I sell operating partnership units or shares of Class A common stock of the company after the consolidation and the IPO?

A: After the consolidation and the IPO, each participant (except the Malkin Family, whose members are subject to a longer restrictive period in which they cannot sell) will have the ability to sell up to 50% of both the operating partnership units and common stock received in the consolidation at any time after the 180th day following the IPO pricing date and the balance of the operating partnership units and Class A common stock 12 months after the IPO pricing date. This includes Class A common stock issuable in exchange for operating partnership units, which are only issuable in exchange for operating partnership units beginning 12 months after the completion of the IPO, and Class B common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion of an aggregate of $                 (based on the IPO price) operating partnership units issued to participants in the subject LLCs. If all of the participants in each subject LLC elect to receive operating partnership units, the enterprise value equals the aggregate exchange value and the IPO price equals $10 per share, then each participant would be able to sell     % of his or her operating partnership units, with respect to Series ES units of limited partnership interest,     % of his or her operating partnership units, with respect to Series 60 units of limited partnership interest and     % of his or her operating partnership units, with respect to Series 250 units of limited partnership interest, in each case immediately, which is the minimum amount required to meet the listing standards of the national securities exchange. Participants in the subject LLCs who receive operating partnership units may also sell operating partnership units, subject to restrictions described above, although the market for operating partnership units may be more limited than the market for Class A common stock.

Q:	How was the value of my participation interest determined?

A: The value of your participation interest, as described in this prospectus/consent solicitation, was determined based on the exchange value for your subject LLC. The exchange value of your subject LLC and the other subject LLCs, the private entities and the management companies is the value of each of and all these entities based on the Appraisal by Duff & Phelps, LLC, which is referred to herein as Duff & Phelps or the independent valuer, which serves as the independent valuer for all the subject LLCs, the private entities and the management companies. Shares of common stock, operating partnership units and/or cash, as applicable, will be allocated among the subject LLCs, the private entities and the management companies based upon the exchange values of each subject LLC, each private entity and the management companies. The exchange value was then allocated among the participants and the holders of the override interests by the independent valuer in accordance with each subject LLC’s organizational documents. However, as described elsewhere in this prospectus/consent solicitation, while the exchange value was used to establish the relative value of the properties and participation interests, this value does not necessarily represent the fair market value of your participation interest. The number of shares of Class A common stock, Class B common stock, and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price, without giving effect to shares of Class A common stock issued in the IPO.

The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The value of the consideration will be based on the enterprise value determined in connection with pricing of the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

Q:	How many operating partnership units and shares of common stock will I be entitled to receive if my subject LLC is consolidated with the company?

A: The number of operating partnership units and shares of common stock that will be allocated to each subject LLC in the consolidation based on the exchange value is set forth in the chart under the caption “Summary—Allocation of Consideration in the Consolidation.” You will receive a portion of the operating partnership units and common stock allocated to your subject LLC in accordance with your election and with your percentage interest in the subject LLC and the subject LLC’s organizational documents, after taking into account the allocations in respect of the supervisor’s override interests. The number of operating partnership units and shares of common stock presented in this prospectus/consent solicitation is based on the hypothetical $10 per share exchange value arbitrarily assigned by the supervisor to illustrate the number of operating partnership units and/or shares of common stock that a participant would receive if the enterprise value of the company determined in connection with the IPO were the same as the aggregate exchange value and the IPO price were $10 per share. The actual number of operating partnership units and shares of common stock, on a fully-diluted basis, issued in the consolidation will equal the enterprise value divided by the actual IPO price upon pricing of the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

Q:	What are the rights of holders of Class A common stock and Class B common stock?

A: Each share of Class A common stock entitles the holder to one vote. Operating partnership units have economic rights similar to the Class A common stock but do not have the right to vote on matters presented to holders of Class A common stock and Class B common stock. The participants in the subject LLCs have an option to elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Accredited investors in the private entities and the management companies had the same option at the time they made their election of consideration in the private solicitation. The Class B common stock provides its holder with a voting right that is no greater than if such holder had received solely Class A common stock in the consolidation. Each outstanding share of Class B common stock entitles the holder to 50 votes on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Each share of Class B common stock has the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. One share of Class B common stock may be converted into one share of Class A common stock at any time, and one share of Class B common stock is subject to automatic conversion into one share of Class A common stock upon a direct or indirect transfer of such share of Class B common stock or certain transfers of the operating partnership units held by the holder of Class B common stock (or a permitted transferee) to a person other than a permitted transferee.

Q:	What are the rights of holders of operating partnership units, and when are operating partnership units exchangeable for shares of common stock?

A: Holders of operating partnership units and stockholders of the company will have the same rights to distributions. Holders of operating partnership units will not have the right to vote on matters presented to holders of common stock. Participants will have the right to elect to receive Class B common stock, which vote together as a class with the Class A common stock, in lieu of a portion of the operating partnership units issuable to them, as described in response to the immediately preceding question.

Beginning 12 months after the completion of the IPO, each holder of operating partnership units will have the right, subject to the terms and conditions set forth in the operating partnership agreement, to require the operating partnership to redeem all or a portion of its operating partnership units for a cash amount equal to the then-current market value of one share of Class A common stock per operating partnership unit, or, at the company’s election, to exchange each such operating partnership unit for a share of Class A common stock on a one-for-one basis.

The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs, other than the Wien group. The operating partnership units of each of these series are expected to be separately listed on the NYSE and traded separately. In addition, a separate series of operating partnership units, which will not be listed on a national securities exchange, will be issued to the participants in the private entities and the Wien group. Each series of operating partnership units has identical rights as to distributions, liquidation and rights as limited partners of the operating partnership. The four series will vote together as a single class on all matters on which the holders of operating partnership units have the right to vote or consent. The operating partnership units were divided into series because there are unique U.S. federal income tax consequences to the participants receiving each series of listed operating partnership units (as compared to ownership of operating partnership units of another series) depending on the subject LLC in which they have an interest and the tax aspects of the property contributed by such entity. By issuing the operating partnership units in separate series, each of the operating partnership units in a series that will be trading on the NYSE is expected to be uniform with other operating partnership units of that series with regard to distributions, liquidation and rights as limited partners of the operating partnership.

Q:	What is the operating partnership?

A: The structure of the company generally is referred to as an “UPREIT” structure. Substantially all of the company’s assets will be held directly or indirectly by the operating partnership. Holders of operating partnership units and stockholders of the company will have the same rights to distributions. This structure generally will enable the company to acquire assets in transactions that will not trigger the recognition of gain to the owners of the acquired assets, assuming certain conditions are met.

The company will be the sole general partner of the operating partnership. As such, the company generally has the exclusive power under the operating partnership agreement to manage and conduct the business of the operating partnership, without the consent of the holders of operating partnership units or the stockholders.

The operating partnership units will be owned by the company and by any person who transfers interests or assets to the operating partnership or one of its subsidiaries in exchange for operating partnership units, including participants in the private entities and the Malkin Holdings group that will be issued operating partnership units as part of the consolidation in exchange for their participation interests and override interests in the private entities and the subject LLCs and their interests in certain of the management companies, as applicable. The company will own one operating partnership unit for each outstanding share of common stock.

Q:	Why am I being asked to consent to a third-party portfolio proposal?

A: As a potential alternative to the consolidation, you also are being asked to consent to the sale or contribution of the subject LLC’s property interest as part of a sale or contribution of the properties owned by the subject LLCs and the private entities as a portfolio to a third party. Through solicitation of consents, for the first time the properties owned by the subject LLCs and the private entities can be joined as a single portfolio. While the supervisor believes the consolidation and IPO represent the best opportunity for participants in the subject LLCs and the private entities to achieve liquidity and to maximize the value of their respective investments, the supervisor also believes it is in the best interest of all participants for the supervisor to be able to approve offers from unaffiliated third parties for the portfolio as a whole.

Market forces are dynamic, unpredictable, and subject to volatility. Should the public awareness of the proposed consolidation and IPO produce potential compelling offers from unaffiliated third parties to purchase the consolidated portfolio, it will be costly and time consuming to solicit consents to allow a sale or contribution of the portfolio to a third party, and there is considerable risk that any opportunity which might appear would be lost without the requested consent in place. Therefore, the supervisor believes that it is advisable to have the flexibility and discretion, subject to certain conditions, to accept an offer for the entire portfolio of properties from an unaffiliated third party, rather than pursue the consolidation and IPO, if the supervisor determines the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation. The supervisor has agreed that it will not accept a third-party offer unless it is unanimously approved by a committee which will include representatives of the supervisor and a representative of the Helmsley estate. Any third-party interested in making a portfolio proposal will be instructed to make its offer for all cash. It is possible that participants or the supervisor and its affiliates may be offered an option to receive securities in lieu of all or a portion of the cash. The supervisor will be authorized to approve offers only if definitive agreements are entered into prior to December 31, 2015 or such earlier date as the supervisor may set with or without notice or public announcement.

Q:	What will I be entitled to receive if I don’t vote “FOR” the third-party portfolio proposal and it is approved by my subject LLC?

A: If you vote “AGAINST” the third-party portfolio proposal, you do not vote or you “ABSTAIN,” and your subject LLC participates in the third-party portfolio proposal, if you are a participant in 250 West 57th St. Associates L.L.C. you will receive the same consideration as other participants. Participants in 250 West 57th St. Associates L.L.C. are not subject to a buyout. As set forth under the section entitled “Summary—Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal,” if you are a participant in Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C., your participation interests will be subject to a buyout pursuant to a buyout right included in the participating agreements since inception of the subject LLCs. The buyout amount for your interest would be substantially lower than the exchange value in connection with the allocation of consideration in the consolidation. The buyout amount, which is equal to the original cost less capital repaid, but not less than $100, is currently $100 for the interest held by a participant in Empire State Building Associates L.L.C. and $100 for the interest held by a participant in 60 East 42nd St. Associates L.L.C., as compared to the exchange value of $33,085 (or $36,650 if you are not subject to the voluntary capital override) per $1,000 original investment for Empire State Building Associates L.L.C. and $38,972 per $1,000 original investment for 60 East 42nd

St. Associates L.L.C., respectively. Prior to an agent purchasing the participation interests of non-consenting participants for the benefit of the applicable subject LLC, the agent will give such participants not less than ten days’ notice after the required supermajority consent is received by a subject LLC to permit them to consent to the consolidation or the third-party portfolio proposal, as applicable, in which case their participation interests will not be purchased.

Q:	When will the buyout provisions be triggered?

A: The buyout provisions for Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. are triggered only if a supermajority consent is received with respect to either the consolidation or the third-party portfolio transaction. Unanimity on the consents is required pursuant to the organizational documents of Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. with respect to both the consolidation and the third-party portfolio proposal; therefore, if supermajority consent is received by the applicable participating group with respect to either proposal, a participant in either of such subject LLCs who does not vote in favor of such proposal (and does not change his or her vote after notice that the requisite supermajority consent has been obtained) will be subject to this buyout regardless of whether either or neither transaction is consummated. If the required supermajority consent is not received by the applicable participating group, participants cannot and will not be subject to the buyout provisions. Thus, a participant in Empire State Building Associates L.L.C. or 60 East 42nd St. Associates L.L.C. would be subject to a buyout if such participant:

•	votes “AGAINST” or “ABSTAINS” with respect to the consolidation, and supermajority consent is obtained with respect to the consolidation, and votes “FOR” the third-party portfolio transaction;

•

votes “AGAINST” or “ABSTAINS” with respect to the third-party portfolio transaction, and supermajority consent is obtained with respect to the third-party portfolio transaction, and votes “FOR” the consolidation;

•

votes “AGAINST” or “ABSTAINS” with respect to the consolidation and votes “AGAINST” or “ABSTAINS” with respect to the third-party portfolio transaction, and supermajority consent is obtained with respect to either or both proposals; or

•	does not vote and supermajority consent is obtained with respect to either or both proposals.

Q:	Why am I being asked to consent to a voluntary pro rata reimbursement program?

A: You are being asked to consent to a voluntary pro rata reimbursement program pursuant to which the supervisor and Peter L. Malkin, a principal of the supervisor, will be reimbursed for the prior advances of all costs, plus interest, incurred in connection with the legal proceedings with Helmsley-Spear, Inc., the former property manager and leasing agent, which resulted in the removal of the former property manager and leasing agent as property manager and leasing agent of the properties owned by the subject LLCs and certain of the private entities and has enabled a renovation and repositioning turnaround program to be implemented by the supervisor. If you consent to the voluntary pro rata reimbursement program, the supervisor and Peter L. Malkin will be reimbursed for your pro rata share of costs, plus interest, previously incurred out of your share of the excess cash of your subject LLC that is being distributed to participants, and, to the extent that is insufficient, the consideration that you would receive in the consolidation or the consideration that you would receive in a third-party portfolio transaction, as applicable, will be reduced by the balance (valued, if the consolidation is consummated, at the IPO price) and such balance would be paid to the supervisor and Peter L. Malkin in shares of Class A common stock, if the consolidation is consummated, or out of distributions that you would receive from the proceeds of a third-party portfolio transaction, if consummated, or out of distributions from operations of the subject LLC.

The table below shows the amount to be received by the supervisor out of the distributions of each consenting participant for each $1,000 of original investment by a participant pursuant to the voluntary pro rata reimbursement program:

	Exchange Value of Operating Partnership Units and/or Shares of Common Stock to be Received by Participants per $1,000 Original Investment		Voluntary Reimbursement
			Per $1,000 Original Investment(2)	Total
Empire State Building Associates L.L.C.	$33,085	(1)	$101	$3,359,982
60 East 42nd St. Associates L.L.C.	$38,972		$237	$1,668,775
250 West 57th St. Associates L.L.C.	$35,722	(1)	$205	$740,572

(1)

Represents exchange value for participants subject to the voluntary override program. Participants in Empire State Building Associates L.L.C. not subject to the voluntary override program will receive an exchange value of shares of common stock and/or operating partnership units per $1,000 original investment of $36,650, and participants in 250 West 57th St. Associates L.L.C. not subject to the voluntary override program will receive an exchange value of shares of common stock and/or operating partnership units per $1,000 original investment of $39,468.

(2)	Empire State Building Associates L.L.C.’s, 60 East 42nd St. Associates L.L.C.’s and 250 West 57th St. Associates L.L.C.’s share of the aggregate voluntary reimbursement (before any reimbursements) is $3,150,896, $1,564,930, and $694,487, respectively, plus interest. The amount shown in the table includes accrued interest through March 31, 2012 and does not include interest which will accrue subsequent to March 31, 2012.

The Helmsley estate, as part of an agreement with the supervisor covering this and other matters, has paid the voluntary pro rata reimbursement to the supervisor for its pro rata share of costs advanced, plus interest, which totaled $5,021,048.

To consent to this proposal, simply indicate on the enclosed consent form that you want to consent to this proposal, then sign and mail it in the enclosed return envelope as soon as possible. If you “CONSENT” to the voluntary pro rata reimbursement program, your consent is made only with respect to your participation interest, and your participation in the program is not dependent on the consent of any other participant. If you sign and send in your consent form and do not indicate that you want to consent, you will be counted as “NOT” consenting to this proposal. If you indicate on your consent form that you “ABSTAIN,” you will be counted as “NOT” consenting to this proposal.

Q:	What is a REIT, and why will the company elect to be a REIT?

A: A REIT is an entity that has elected and qualifies to be taxed as a “real estate investment trust” under the Internal Revenue Code of 1986, as amended, referred to herein as the Code. A REIT is subject to requirements under the Code related to, among other things, the nature of its income and the composition of its assets, the amount of its annual distributions, and the diversity of its stock ownership. The primary benefit of REIT qualification is that a REIT is generally entitled to a deduction for dividends that it pays and, therefore, is not subject to U.S. federal corporate income tax on its net income distributed to its stockholders if it distributes its net taxable income to its stockholders on an annual basis. Therefore, upon a distribution of dividends by the company to its stockholders, income generated by the company will be taxed only at the stockholder-level. By contrast, a non-REIT “C” corporation is subject to U.S. federal corporate income tax on its taxable income without regard to dividends paid, and its stockholders are subject to U.S. federal income tax on dividends received.

Q:	What is the scope of the public U.S. REIT market?

A: According to the National Association of Real Estate Investment Trusts, as of March 31, 2012, there were approximately 148 REITs in the U.S. that trade on one of the major stock exchanges, with 138 trading on the NYSE. Total equity market capitalization was approximately $500 billion.

Q:	Who can vote on the consolidation and third-party portfolio proposal?

A: Participants in each subject LLC who hold participation interests in such subject LLC during the consent solicitation period are entitled to vote “FOR” or “AGAINST” each of the proposed consolidation and the third-party portfolio proposal with respect to such subject LLC. In the event of a transfer of a participation interest that previously has been voted, that vote will remain in effect unless revoked by the transferee.

The Wien group collectively owns participation interests in the subject LLCs and has advised that it will vote in favor of the consolidation and the third-party portfolio proposal. These participation interests represent the following percentage ownership for each subject LLC: 8.5921% for Empire State Building Associates L.L.C., 8.7684% for 60 East 42nd St. Associates L.L.C. and 7.3148% for 250 West 57th St. Associates L.L.C. In addition to the participation interests, members of the Wien group hold override interests which are non-voting. See “Background of and Reasons for the Consolidation—Background of the Subject LLCs.”

Q:	How do I vote “FOR” the consolidation and the third-party portfolio proposal?

A: Simply indicate on the enclosed consent form how you want to vote for each proposal, then sign and mail it in the enclosed return envelope as soon as possible so that your participation interest may be voted “FOR” or “AGAINST” each proposal. If you sign and send in your consent form and do not indicate how you want to vote on either one of these proposals, your consent will be counted as a vote “FOR” such proposal. If you do not submit your consent form or you indicate on your consent form that you “ABSTAIN” from either proposal, it will have the effect of voting “AGAINST” such proposal. If you vote “FOR” the consolidation and your subject LLC participates in the consolidation, you effectively will preclude other alternatives, other than a third-party portfolio transaction, unless you vote “AGAINST” the third-party portfolio proposal. These alternatives include continuation of your subject LLC and a sale of your subject LLC’s interest in the property and the resulting distribution of the net proceeds to its participants. Each of these proposals is subject to a separate consent and approval of each proposal is not dependent on approval of any other proposal.

Q:	Can I change my vote on the consolidation proposal or the third-party portfolio proposal after I mail my consent form?

A: Yes. You can change your vote on the consolidation proposal, the third-party portfolio proposal, or both, at any time before the later of the date that consents from participants holding the required percentage interests are received by your subject LLC and the 60th day after the date of this prospectus/consent solicitation, as described in further detail in response to the next question. In addition, participants in Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. that voted against the consolidation proposal, the third-party portfolio proposal, or both, or abstained from either or both of those proposals, will be notified and may change their vote within ten days of receiving notice that the subject LLC has received consents from participants holding the required percentage interests. The required percentage interests for Empire State Building Associates L.L.C. is 80% of the outstanding participation interests in each of the three participating groups, for 60 East 42nd St. Associates L.L.C. is 90% of the outstanding participation interests in each of the seven participating groups and for 250 West 57th St. Associates L.L.C. is 75% of the outstanding participation interests in eight out of the ten participating groups. As of March 31, 2012, each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. had 2,827, 848, and 631 total participants holding 3,300, 700, and 720 total participation interests, respectively.

As of March 31, 2012, the following numbers of participation interests were held by the number of participants in each subject LLC’s participating groups:

Empire State Building Associates L.L.C.	Number of Participants	Number of Participation Interests Held(1)
Participating Group 1.	1,155	1,100
Participating Group 2	1,138	1,100
Participating Group 3	1,141	1,100

(1)	Based on an original investment per participation interest of $10,000.

60 East 42nd St. Associates L.L.C.	Number of Participants	Number of Participation Interests Held(1)
Participating Group 1.	126	100
Participating Group 2	148	100
Participating Group 3	131	100
Participating Group 4.	131	100
Participating Group 5	141	100
Participating Group 6	136	100
Participating Group 7.	144	100

(1)	Based on an original investment per participation interest of $10,000.

250 West 57th St. Associates L.L.C.	Number of Participants	Number of Participation Interests Held(1)
Participating Group 1.	46	72
Participating Group 2	73	72
Participating Group 3	88	72
Participating Group 4.	63	72
Participating Group 5	84	72
Participating Group 6	73	72
Participating Group 7.	66	72
Participating Group 8.	68	72
Participating Group 9	87	72
Participating Group 10	69	72

(1)	Based on an original investment per participation interest of $5,000.

You can change your vote in one of two ways: you can send us a written statement that you would like to change your vote, or you can send us a new consent form. Any change in your vote or new consent form should be sent to MacKenzie Partners, Inc., the vote tabulator.

Q:	What is the process by which I may change my vote on the consolidation proposal or the third-party portfolio proposal?

A: You may change your vote at any time before the later of the date that consents from participants holding the required percentage interest are received by your subject LLC and the 60th day after the date of this prospectus/consent solicitation. In addition, a participant in Empire State Building Associates L.L.C. or 60 East 42nd St. Associates L.L.C. that does not consent to (or who abstains from or does not vote with respect to) the consolidation or the third-party portfolio proposal, as applicable, may also change his or her vote to consent to the consolidation or the third-party portfolio proposal, as applicable, within ten days after the notice that the required supermajority consent has been received with respect to such proposal is sent, as described below.

A participant can change his or her vote by sending to MacKenzie Partners, Inc., the vote tabulator, (i) a written statement that he or she would like to change his or her vote, or (ii) a new consent form. Either MacKenzie Partners, Inc. or the supervisor will send to the participant a written acknowledgment that the participant’s vote has been changed promptly following receipt of a changed vote. Participants may call MacKenzie Partners, Inc. during the solicitation period to check whether or not the required supermajority consent has been received, or to confirm that such participant’s changed vote has been received.

If a participant in Empire State Building Associates L.L.C. or 60 East 42nd Street Associates L.L.C. votes “AGAINST” the consolidation or the third-party portfolio proposal, “ABSTAINS” or does not submit a consent form and the supermajority consent of his or her participating group is received, the agent for his or her participating group will provide the written buyout notice, stating that such supermajority consent has been received to the participant following the expiration of the solicitation period, as the same may be extended.

The following is a hypothetical example illustrating the general timeline for this process:

DAY 1: the prospectus/consent solicitation is mailed to participants

DAY 46: the required supermajority consent for the consolidation is received by the participating group

DAY 47: the required supermajority consent for the third-party portfolio transaction is received by the participating group

DAY 61: the solicitation period expires; for Empire State Building Associates L.L.C. and 60 East 42nd Street Associates L.L.C., the buyout notice that such supermajority consent has been received is mailed to participants who voted “AGAINST” or “ABSTAINED” on the consolidation or the third-party portfolio transaction, or did note vote.

DAY 71: expiration of 10-day period during which participants may change their vote to “FOR.”

Q:	Are there tax consequences as a result of the consolidation?

A: It is intended that the consolidation should be treated for U.S. federal income tax purposes as follows:

(i)	If you receive solely shares of Class A common stock, the consolidation should be treated as a taxable sale of your participation interest in which gain or loss is recognized. Such gain or loss should generally equal the difference between your amount realized (which generally will equal the amount of the aggregate fair market value of shares of common stock that you receive, plus the share of liabilities associated with your participation interests that you are deemed to be relieved of under U.S. federal income tax law) and your adjusted tax basis in your participation interests. You will realize “phantom income” if you have a “negative capital account” with respect to your participation interest. In each of 250 West 57th St. Associates L.L.C., 60 East 42nd St. Associates L.L.C. and Empire State Building Associates L.L.C., original participants have a “negative capital account.” If you are an individual or a partnership for New York State personal income tax purposes, any gain that you recognize in the consolidation will generally be treated as New York source income for New York State personal income tax purposes. As a result, you (or, if you are a partnership, any of your partners who are individuals) will generally be subject to New York State personal income tax on such gain even if you are treated as a New York nonresident for purposes of the New York State personal income tax. The New York City personal income tax should not apply to individuals who are treated as New York City nonresidents for purposes of the tax. If all of your participation interest is exchanged for Class A common stock pursuant to the consolidation, suspended passive activity losses associated with your participation interest, if any, may be eligible for treatment as losses that are not from a passive activity to the extent that they exceed income and gains from passive activities for your taxable year that includes the consolidation.

(ii)

If you receive solely operating partnership units, or if you receive a combination of (a) operating partnership units and (b) shares of common stock that do not exceed your allocable share of certain qualified capital expenditures of the subject LLC (the “reimbursement amount”), the consolidation should be treated as a tax-deferred contribution by the subject LLC of the subject LLC’s property to the operating partnership in exchange for operating partnership units and common stock as a reimbursement of certain qualified capital expenditures, followed by a tax-deferred distribution of such operating partnership units and common stock to you. You should not generally recognize gain unless (i) the “disguised sale” rules of the Code apply, (ii) you are deemed to receive a constructive distribution of cash in excess of your tax basis in your operating partnership units under Sections 731 and 752(b) of the Code due to a reduction in your share of partnership liabilities or (iii) you have “at-risk” recapture income under Section 465(e) of the Code. To the extent that you do not recognize gain in the consolidation for U.S. federal income tax purposes, you also generally should not recognize gain for purposes of the New York State personal income tax and, if applicable, the New York City personal income tax.

(iii)	If you receive a combination of (a) operating partnership units and (b) shares of common stock in excess of your reimbursement amount, you should be treated as first selling a portion of your participation interest for such excess shares of common stock in a transaction in which gain or loss is recognized. Following such sale, the subject LLC should be treated as contributing the portion of its property not attributable to participation interests otherwise treated as having been sold to the operating partnership in exchange for operating partnership units and common stock as a reimbursement of qualified capital expenditures in a tax-deferred contribution, and the subject LLC should be treated as distributing operating partnership units and shares of common stock equal to your reimbursement amount to you in a tax-deferred distribution.

If you consent to the voluntary pro rata reimbursement program, you may be treated as receiving shares of common stock that you would otherwise receive in the consolidation and immediately transferring such shares of common stock to the supervisor as a reimbursement payment. For this purpose, even if you elect to receive solely operating partnership units in the consolidation, you should be treated as receiving shares of common stock equal to the amount that you are treated as transferring to the supervisor as a reimbursement payment. Accordingly, the gain or loss that you recognize in the consolidation transaction should take into account your deemed receipt of such common stock. You should be entitled to deduct the value of the shares of common stock that you are deemed to pay to the supervisor as an expense associated with your participation interest in your subject LLC. This deduction should offset the amount of gain you recognize, or the amount of losses you would otherwise recognize, as a result of your deemed receipt of shares of common stock. However, this deduction may be subject to certain limitations depending on your individual circumstances and may be required to be capitalized, and you should consult with your tax advisor regarding your ability to utilize all or a portion of this deduction for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings.”

Participants should carefully review “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation.” Participants should consult with their tax advisors with regard to the U.S. federal income tax, New York State personal income tax and New York City personal income tax consequences of receiving operating partnership units or common stock in exchange for their participation interests in their particular circumstances.

Q:	Will I be able to transfer the operating partnership units and shares of Class A common stock I receive in the consolidation?

A: As limited partners of the operating partnership or stockholders of the company, participants will own operating partnership units and Class A common stock, as applicable, which are expected to be listed on the NYSE, and therefore will be publicly valued and freely tradable. Participants will be able to achieve liquidity by selling all or part of their shares of Class A common stock, subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants in the subject LLCs who receive operating partnership units may also sell operating partnership units, subject to restrictions described above, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion of an aggregate of $         (based on the IPO price) operating partnership units issued to participants in the subject LLCs.

Q:	In addition to this prospectus/consent solicitation, I received a supplement. What is the difference between this prospectus/consent solicitation and the supplement?

A: The purpose of this prospectus/consent solicitation is to describe the consolidation generally and to provide you with a summary of the investment considerations generally applicable to all of the subject LLCs. The purpose of the supplement is to describe the investment considerations particular to your subject LLC.

After you read this prospectus/consent solicitation, the supervisor urges you to read the supplement. The supplement contains information particular to your subject LLC. This information is material in your decision whether to vote “FOR” or “AGAINST” the consolidation.

Q:	When do you expect the consolidation to be completed?

A: The company plans to complete the consolidation as soon as possible after the receipt of the approval by the required vote of your subject LLC’s participants and the approval by the required vote of the other subject LLCs’ participants, conditioned on the closing of the IPO. The company is unable to estimate the closing date of the consolidation and has required that it be completed no later than December 31, 2014. Your consent form must be received by                     , 2012, unless the supervisor extends the solicitation period. The supervisor reserves the right to extend on one or more occasions the solicitation period for one or more proposals for one or more subject LLCs without extending for other proposals or subject LLCs whether or not it has received approval for the consolidation or the third-party portfolio proposal.

If the consolidation is approved, the contribution agreements require that the consolidation be consummated by December 31, 2014. There could be significant changes in the value of the company between the date that the consents are received and the date of consummation of the consolidation. The contribution agreements use a formula to ascribe “value” to the subject LLCs, the private entities, and the management companies based, in part, on the relative exchange values of the subject LLCs, the private entities, and the management companies determined as of July 1, 2011 and effectively “locks in” the relative values of the subject LLCs, the private entities, and the management companies for purposes of the consolidation, whenever consummated. The consents will not be affected by any change in value, including any change in the relative value of a subject LLC as compared to the value of other subject LLCs, private entities or the management companies. The consolidation may be consummated regardless of how significant such changes are and may be consummated notwithstanding such changes.

Q:	If I own participation interests in more than one subject LLC, what should I do?

A: For each subject LLC in which you own a participation interest, in the same mailing in which you received this prospectus/consent solicitation you have received a transmittal letter, supplement and consent form which provides for vote with respect to the consolidation proposal and the third-party portfolio proposal. Regardless of how many subject LLCs in which you own a participation interest, you have received a single copy of the prospectus/consent solicitation. Participants in each subject LLC will vote separately on whether or not to approve the consolidation. Accordingly, if you hold participation interests in more than one subject LLC, you must complete one consent form for each subject LLC in which you are a participant.

Q:	Information in this prospectus/consent solicitation is based on a $1,000 original investment. Where can I find information about my actual original investment?

A: Information is presented in this prospectus/consent solicitation based on a $1,000 original investment to allow participants to determine the effect on them individually. Information regarding the amount of your actual original investment will be provided on the consent form sent to you.

WHO CAN HELP ANSWER YOUR QUESTIONS?

If you have more questions about the consolidation or would like additional copies of the prospectus/consent solicitation or the supplement relating to your subject LLC(s) (which will be provided at no cost), you should contact the person designated on the consent form sent to you.

SUMMARY

This summary highlights information contained elsewhere in this prospectus/consent solicitation and may not contain all of the information regarding the consolidation that is important to you. To understand the consolidation and the third-party portfolio proposal fully and for a more complete description of the terms of and risks related to the consolidation and the third-party portfolio proposal, you should read carefully this entire prospectus/consent solicitation, the accompanying supplement relating to your subject LLC, the accompanying transmittal letter and the other documents to which the supervisor or the company, as applicable, has referred you, including the appendices and documents incorporated into this prospectus/consent solicitation by reference. See “Where You Can Find More Information.”

Purpose of this Prospectus/Consent Solicitation

You are being requested to approve the consolidation in which your subject LLC will contribute its assets to the company as part of the consolidation in exchange for operating partnership units and/or common stock of the company. As part of the consolidation, the company also will enter into similar transactions with the other subject LLCs, the private entities and with the supervisor and other management companies that provide services to the subject LLCs and these entities. The company will be led by its Chairman, Chief Executive Officer and President, Anthony E. Malkin, who has provided portfolio leadership as president of the supervisor, while Peter L. Malkin will continue to provide guidance as Chairman Emeritus, all supported by the supervisor’s team of executives and staff, who are expected to join the company as part of the consolidation. The consolidation also will result in the creation of a company with a board of directors consisting predominantly of independent directors, which will be responsible for overseeing the operations of the company. Anthony E. Malkin will be the only management member of the board of directors and will be the only member of the Malkin Family that will be employed by the company or receive salary or other compensation from the company.

The supervisor believes you will benefit from this consolidation through newly created opportunities for liquidity, enhanced property diversification, increased growth opportunities, enhanced operating and financing abilities and efficiencies, combined balance sheets, anticipated regular quarterly cash distributions, and continued leadership by the principals of the supervisor under the accountability of the governance structure of a company with its Class A common stock expected to be listed on the New York Stock Exchange, which is referred to herein as the NYSE, and a board of directors consisting predominantly of independent directors.

The supervisor believes this transaction represents the best opportunity for value enhancement for your investment in the subject LLC after years of action under the supervisor’s leadership to preserve, restore, and enhance your investment. Included in that history is a challenging time, which began with litigation commenced in 1997 by Peter L. Malkin and the supervisor to remove Helmsley-Spear, Inc., the former property manager and leasing agent (after it was sold by entities controlled by Leona M. Helmsley), as property manager and leasing agent of the properties owned by the subject LLCs and other properties, which are now included in the plans for this consolidation.

Since the successful resolution of that litigation, the supervisor has overseen the engagement by the subject LLCs of independent property management and leasing agents, developed and substantially effected a comprehensive renovation and repositioning program for improving the physical condition of and upgrading the credit quality of tenants at the property, and raised the property’s profile as part of a well regarded portfolio brand. The supervisor believes that it is an opportune time for the subject LLCs to take advantage of the opportunity to participate in the consolidation which will afford participants better value protection through diversification, growth opportunities through potential acquisitions and potential growth in revenue of the initial properties and more stable cash flows for distributions, as well as administrative and operating efficiencies. Additionally, the supervisor believes the consolidation provides value enhancement through better access to capital and liquidity for investors who so desire.

The supervisor has reviewed this transaction carefully and believes that current and anticipated property results provide favorable prospects for the consolidation. The supervisor will consider the capital market conditions at the time the IPO is ready to commence, but the supervisor is confident that a well located, well run, well capitalized portfolio of office and retail properties in Manhattan and in the greater New York metropolitan area is a desirable portfolio for an IPO.

The consolidation offers participants the opportunity to become limited partners in the operating partnership and stockholders of the company, which is being formed to continue and expand the commercial real estate business of the subject LLCs, the private entities and the management companies participating in the consolidation. The supervisor has developed a comprehensive knowledge of its markets that has been acquired through its senior management team’s substantial experience and is a recognized operator of office and retail properties.

Manhattan and the greater New York metropolitan area is one of the most-prized office markets in the world and a world-renowned retail market. Its status is derived from a combination of supply constraints and high barriers to entry, as well as near-term and long-term prospects for job creation, vacancy absorption and rental rate growth. Upon completion of the consolidation, all of the company’s properties will be located in Manhattan and the greater New York metropolitan area. The supervisor believes that the company will represent a unique opportunity to invest in a well-capitalized company with real estate in these most-prized markets and recognized and respected leadership. The company’s primary focus will be to manage its current portfolio and acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

A subject LLC will participate in the consolidation only if participants holding more than the required percentage of the outstanding participation interests in the subject LLC vote in favor of the consolidation, as described herein.

Description of the Company and the Subject LLCs

Overview

The company is a self-administered and self-managed real estate investment trust, or REIT, that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area. The company was formed to continue and expand the commercial real estate business of the supervisor and its affiliates. The company’s primary focus will be to continue to own, manage and operate its current portfolio and to acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

As of March 31, 2012, the company owned 12 office properties encompassing approximately 7.7 million rentable square feet of office space, which were approximately 79.1% leased (or 82.7% giving effect to leases signed but not yet commenced as of that date). Seven of these properties are located in the midtown Manhattan market and encompass in the aggregate approximately 5.9 million rentable square feet of office space, including the Empire State Building, the world’s most famous office building. The company’s Manhattan office properties also contain an aggregate of 430,273 rentable square feet of premier retail space on their ground floor and/or lower levels. The company’s remaining five office properties are located in Fairfield County, Connecticut and Westchester County, New York, encompassing in the aggregate approximately 1.8 million rentable square feet. The majority of square footage for these five properties is located in densely populated metropolitan communities with immediate access to mass transportation. Additionally, the company has entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of its office properties, that will support the development of an approximately 340,000 rentable square foot office building and garage, which is referred to herein as Metro Tower. As of March 31, 2012, the company’s portfolio also included four standalone retail properties located in Manhattan and two standalone retail properties located in the city center of Westport, Connecticut, encompassing 204,452 rentable square feet in the aggregate. As of March 31, 2012, the company’s standalone retail properties were approximately 99.0% leased in the aggregate (or             % giving effect to leases signed but not yet commenced as of that date).

In addition, the company has an option to acquire from three private entities supervised by the supervisor two additional Manhattan office properties encompassing approximately 1.6 million rentable square feet of office space and 153,298 rentable square feet of ground floor retail space. Each of the Malkin Holdings group and the Helmsley estate owns interests in such private entities. These option properties currently are subject to ongoing litigation and the company has an option to acquire fee, long-term leasehold, sub-leasehold and/or sub-subleasehold interests in these two properties, as applicable, after such litigation is resolved. These properties are referred to herein as the option properties. For more information please see “The Company Business and Properties—Description of Option Properties.

From 2002 through 2006, the supervisor gradually gained day-to-day management of the company’s Manhattan office properties. Since then, the supervisor has been undertaking a comprehensive renovation and repositioning strategy of its Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. Since the supervisor assumed day-to-day management of the company’s Manhattan office properties beginning with One Grand Central Place in 2002 and through March 31, 2012, the subject LLCs and the private entities have invested a total of approximately $315.0 million (excluding tenant improvement costs and leasing commissions) in its Manhattan office properties pursuant to this program. The company currently intends to invest between $170.0 million and $210.0 million of additional capital through the end of 2013. The company expects to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, the company currently estimates that between $60.0 million and $70.0 million of capital is needed beyond 2013 to complete the renovation program at the Empire State Building, which the company expects to complete substantially in 2016, due to the size and scope of the company’s remaining work and the company’s desire to minimize tenant disruptions at the property. The company intends to fund these capital improvements through a combination of operating cash flow and borrowings.

These improvements, within the renovation and repositioning program, include restored, renovated and upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; upgrade and standardization of retail storefront and signage; façade restorations; modernization of building-wide systems and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of the company’s properties and have contributed significantly to its tenant repositioning efforts, which seek to increase the company’s occupancy; raise the company’s rental rates; increase the company’s rentable square feet; increase the company’s aggregate rental revenue; lengthen the company’s average lease term; increase the company’s average lease size; and improve the company’s tenant credit quality. The company has also aggregated smaller spaces in order to offer larger blocks of office space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. This strategy has shown attractive results to date, as illustrated by the case studies which are described in “The Company Business and Properties—Renovation and Repositioning Case Studies,” and the company believes it has the potential to improve the company’s operating margins and cash flows in the future. The company believes the company will continue to enhance its tenant base and improve rents as the company’s pre-renovation leases continue to expire and be re-leased.

The Empire State Building is the company’s flagship property and provides the company with a significant and diversified source of revenue through its office and retail leases, observatory operations and broadcasting licenses and related leased space. Empire State Building Associates L.L.C. owns the fee interest in, and the land underlying, the Empire State Building. On a pro forma basis, during the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, the company generated approximately $55.7 million and $201.3 million of revenue from the Empire State Building. The ongoing repositioning of the Empire State Building, which comprises 2,683,205 rentable square feet of office space and 163,655 rentable square feet of retail space, is representative of the company’s strategic vision for its Manhattan office properties. To date, the renovation and repositioning efforts have enabled the supervisor to lease significant amounts of space at the Empire State Building to new higher credit-quality tenants, including: LF USA; Skanska; Coty, Inc.; the Federal Deposit

Insurance Corporation; Funaro & Co.; LinkedIn; Noven Pharmaceuticals; People’s Daily Online USA; Taylor Global; The Freeh Group; Turkish Airlines; and World Monuments Fund. The company believes completing the repositioning program for the Empire State Building, as well as its other Manhattan office properties, represents a significant growth opportunity for the company.

In addition to the Empire State Building, the company’s portfolio attracts high quality tenants to its high quality, midtown Manhattan and greater New York metropolitan area office properties.

Major tenants of 1333 Broadway include LF USA, Inc., Aetna Life Insurance Company, OCE-USA Holdings, a variety of service firms and retail tenancy in its multi-level retail space including                 . Major tenants of 1350 Broadway include a division of E-Bay, Tarter Krinsky & Drogin LLP, Marketfish, EchoLab, Open Space Institute, a variety of service firms including Carrier Corporation and retail tenancy in its multi-level retail space including Bank Santander (Sovereign Bank), Duane Reade (a division of Walgreen Co.), HSBC, Starbucks, and FedEx/Kinko’s. Major tenants of 1359 Broadway include LF USA Inc., IPREO Holdings LLC, Actimize, Inc., Equifax, Parkinson’s Disease Foundation and a variety of leading not-for-profit and service firms. Major tenants of 501 Seventh Avenue include the corporate headquarters of both Carolina Herrera Ltd. and Warnaco, Local Initiatives Support Corporation, a variety of service firms and retail tenancy including Chipotle Mexican Grill and Pot Belly Sandwich Shop. One Grand Central Place is largely a small tenant building. Its major tenants include Fairfield Maxwell Group, Ales Group USA, Inc., Tourist Office of Spain, American Bureau of Shipping, Pine Brook Road Partners LLC, a variety of financial, services, corporate, and not-for-profit tenants and retail tenancy in its multi-level retail space including JP Morgan Chase Bank, Bank of America, N.A., and Charles Schwab & Co. 250 West 57th Street is largely a small tenant building. Its major tenant is Perseus Books Group and its other tenants include a variety of financial, services, corporate, and not-for-profit tenants including NB Bienstock, Chase Paymentech (a division of JPMorgan Chase) and retail tenancy in its multi-level retail space including TJ Maxx, Gap, and Duane Reade (a division of Walgreen Co.).

In the greater New York metropolitan area, the company’s portfolio includes high quality suburban office properties in densely populated metropolitan communities in Fairfield County, Connecticut and Westchester County, New York. Major tenants of the greater New York metropolitan area flagship Metro Center (at the Transportation Center in Stamford, Connecticut) include Thomson Reuters, Jefferies Group, Columbus Circle Investors, OMI Group, Olympus Partners, BP Energy, and a variety of other investment management and private equity firms. Major tenants of First Stamford Place (within a short walking distance of the Transportation Center in Stamford, Connecticut) include Ernst & Young, Legg Mason, Citibank, N.A., Elizabeth Arden, Inc., Thomson Reuters, the corporate headquarters of Crane Co., Air Castle Advisor LLC, National Indemnity Company, Gleacher Securities Group Inc., Robert W. Baird, Inc., MKM Partners, Jones Lang LaSalle, Bank of Ireland, Forevermark US Inc., and a variety of investment management and service firms. Major tenants of 383 Main Avenue (at the intersection of the Merritt Parkway and Route 7 in Norwalk, Connecticut) include Reed Elsevier, Inc., Nestle Holdings, Inc., Cisco Systems, Inc., SunGard, CIT LLC, SAP America, Inc., SymphonyIRI Group, Multiple Myeloma Research Foundation, and a variety of not-for-profit and service firms. Major tenants of 10 Bank Street (at the Transportation Center in White Plains, New York) include JP Morgan Chase Bank, Pearson Education, Inc., Fifth Street Capital, Inc., Rockwood Capital, LLC, Pine Brook Road Partners, LLC, Evolution Markets, LLC, US Renewables Group, Liberty Mutual, Nokia, Marubeni Specialty Chemicals Inc., Hitachi Cable America Inc., and a variety of leading investment management and service firms. Major tenants of 500 Mamaroneck Avenue (between the Hutchinson River Parkway and Interstate 95 in Harrison, New York) include Mariner Investment Group, O’Connor Davies Munn & Dobbins, Pasternak Wine Imports, Universal Remote Control, Stark Business Solutions and a variety of financial and service firms.

The company’s portfolio also includes high quality retail properties located in premier retail corridors in Manhattan and Westport, Connecticut. Tenants at 10 Union Square in Manhattan include Best Buy Mobile, Starbucks, A&P, Panera Bread, FedEx/Kinko’s, Au Bon Pain, Chipotle Mexican Grill, and GameStop. Tenants at 1010 Third Avenue’s multi-level retail space in Manhattan include Ethan Allen. Tenants at 55 West 57th Street include Tapps Supermarkets and Bank of America, N.A. Tenants at 69-97 Main Street in Westport, Connecticut include Ann Taylor, Lululemon, Allen Edmonds, Nike, and Theory. Tenants at 103-109 Main Street include Kate Spade.

112-122 West 34th Street, one of the option properties, is in transition from a garment tenant profile. Its major tenants include the corporate headquarters of Aeropostale Inc. and Venator Group, Inc., Regus Plc, Kahn Lucas Lancaster, Inc., Carr Business Systems (a division of Xerox), a variety of services firms and retail tenancy includes Foot Locker, Billabong, and FedEx/Kinko’s. 1400 Broadway, the other option property, is in transition from a garment tenant profile. Its major tenants include Kohl’s Corporation, Men’s Wearhouse, VeriFone Systems, Burlington Coat Factory, LLC, Hatch Mott Macdonald, and a variety of services firms.

The company is led by Anthony E. Malkin, its Chairman, Chief Executive Officer and President, who has a strong reputation in the industry for quality management, repositioning and marketing expertise. Mr. Malkin, together with the company’s senior management team, has developed the company’s strategy with a focus on tenant and broker relationships and the cultivation of the company’s brand to attract higher credit-quality tenants to its improved buildings and negotiate attractive rental terms. Mr. Malkin has over 23 years of real estate experience specifically in expanding, renovating, repositioning and managing this portfolio. The company’s senior management team has an average of approximately 29 years of experience covering all aspects of real estate, including asset and property management, leasing, marketing, acquisitions, construction, development, legal and finance, and Messrs. Malkin, Thomas P. Durels and Thomas N. Keltner, Jr. worked together for the supervisor for over 22 years, and have supervised the design and implementation of the company’s renovation and repositioning program.

The Company’s Competitive Strengths

The company believes that it distinguishes itself from other owners and operators of office and retail properties as a result of the following competitive strengths:

•

Irreplaceable Portfolio of Office Properties in Midtown Manhattan. The company’s Manhattan office properties are located in one of the most prized office markets in the world due to a combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth. The company’s management believes these properties could not be replaced today on a cost-competitive basis, if at all. As of March 31, 2012, the company owned seven Manhattan office properties encompassing approximately 5.9 million rentable square feet of office space, including the Empire State Building, the company’s flagship property and the world’s most famous office building. All of these properties include premier retail space on their ground floor and/or lower levels, which comprise 430,273 rentable square feet in the aggregate and some of which have recently undergone significant renovations.

•

Expertise in Repositioning and Renovating Manhattan Office Properties. The company has substantial expertise in renovating and repositioning Manhattan office properties, having invested a total of approximately $315.0 million (excluding tenant improvement costs and leasing commissions) in the Manhattan office properties since the supervisor assumed day-to-day management of these properties beginning with One Grand Central Place in November 2002. The company has gained substantial experience in upgrading, renovating and modernizing (or are in the process thereof) all building lobbies, corridors, bathrooms and elevator cabs and old, antiquated spaces to include new ceilings, lighting, pantries and base building systems (including electric distribution and air conditioning, as well as enhanced tenant amenities). The supervisor has successfully aggregated and is continuing to aggregate smaller spaces to offer larger blocks of space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. As part of this program, the supervisor converted some or all of the ground office floors of certain of its Manhattan office properties to higher rent retail space. The company believes that the post-renovation high quality of its buildings and the service the company provides also attract higher credit-quality tenants and allow it to grow cash flow.

•	Leader in Energy Efficiency Retrofitting. The company has pioneered certain practices in energy efficiency at the Empire State Building where the company has partnered with the Clinton Climate

Initiative, Johnson Controls Inc., Jones Lang LaSalle and the Rocky Mountain Institute to create and implement a groundbreaking, replicable process for integrating energy efficiency retrofits in the existing built environment. Johnson Controls Inc. has guaranteed minimum energy cost savings of $2.2 million, from 2010 through 2025, with respect to certain of the energy efficiency retrofits which Johnson Controls Inc. was responsible for installing. In 2011, the actual energy cost savings for the energy efficiency retrofits which Johnson Controls Inc. was responsible for installing was $2.4 million. The reduced energy consumption reduces costs for the company and its tenants, and the company believes creates a competitive advantage for its properties. The company believes that higher quality tenants in general place a higher priority on sustainability, controlling costs and minimizing contributions to greenhouse gases. The company believes its expertise in this area gives it the opportunity to attract higher quality tenants at higher rental rates and to reduce the company’s expenses. As a result of the company’s efforts, the Empire State Building is now an Energy Star building and has been awarded LEED EBOM-Gold certification. The company is currently underway with the design and specification process to implement energy efficiency retrofitting projects in its Manhattan and greater New York metropolitan area office properties based on its work at the Empire State Building. Finally, the company maintains a series of management practices utilizing recycling of tenant and construction waste, recycled content carpets, low off-gassing paints and adhesives, “green” pest control and cleaning solutions, and recycled paper products throughout the company’s office portfolio. The company believes that its portfolio’s attractiveness is enhanced by these practices and that this should result in higher rental rates, longer lease terms and higher quality tenants.

•

Attractive Retail Locations in Densely Populated Metropolitan Communities. As of March 31, 2012, the company’s portfolio also included six standalone retail properties and retail space at the ground floor and/or lower levels of its Manhattan office properties, encompassing 634,725 rentable square feet in the aggregate, which were approximately 86.7% leased in the aggregate (or     % giving effect to leases signed but not yet commenced as of that date). All of these properties are located in premier retail corridors with convenient access to mass transportation, a diverse tenant base and high pedestrian traffic and/or main destination locations. The company’s retail portfolio includes 613,292 rentable square feet located in Manhattan and 21,433 rentable square feet located in Westport, Connecticut. The company’s retail tenants cover a number of industries, including financial services, and include Allen Edmonds; Ann Taylor; AT&T; Bank of America; Bank Santander (Sovereign Bank); Best Buy; Charles Schwab; Chipotle; Duane Reade (a division of Walgreen Co.); Ethan Allen; Food Emporium; the GAP; HSBC; JP Morgan Chase; Kate Spade; Loews Theatre; Lululemon; Men’s Wearhouse; Nike; Panera Bread; Potbelly Sandwich Works; Sprint; Starbucks; Theory; TJ Maxx; and Walgreens.

•

Experienced and Committed Management Team with Proven Track Record. The company’s senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. The company has developed relationships the company believes enable it to both secure high credit-quality tenants on attractive terms, as well as provide it with potential acquisition opportunities. The company has substantial in-house expertise and resources in asset and property management, leasing, marketing, acquisitions, construction, development and financing and a platform that is highly scalable. Members of the company’s senior management team have worked in the real estate industry for an average of approximately 29 years, and Messrs. Malkin, Durels and Keltner have worked together for the supervisor for over 22 years. Upon completion of the IPO, the company’s senior management team is expected to own     % of the company’s common stock on a fully diluted basis, and therefore their interests are expected to be aligned with those of the company’s stockholders, and they are incentivized to maximize returns for the company’s stockholders.

•	Strong Balance Sheet Well Positioned For Future Growth. Upon completion of the consolidation and the IPO, the company expects to have pro forma total debt outstanding of approximately $1.05 billion,

with a weighted average interest rate of 5.29%, a weighted average maturity of 3.9 years and 83.2% of which is fixed-rate indebtedness. Additionally, the company expects to have approximately $170.1 million of available borrowing capacity under its loans on a pro forma basis. Upon completion of the IPO and on a pro forma basis for the year ended December 31, 2011, the company had a debt-to-earnings before interest, income tax, depreciation and amortization, or EBITDA, ratio of approximately 5.46x. For the year ended December 31, 2011, the company’s pro forma EBITDA and pro forma net income were approximately $192.6 million and $72.8 million, respectively. The company has no debt maturing in the remainder of 2012 and approximately $57.6 million maturing in 2013.

Business and Growth Strategies

The company’s primary business objectives are to maximize cash flow and total returns to its stockholders and to increase the value of the company’s properties through the pursuit of the following business and growth strategies:

•

Lease-up Available Space at Manhattan Office Properties. As of March 31, 2012, the company’s Manhattan office properties were approximately 76.2% leased (or 80.9% giving effect to leases signed but not yet commenced as of that date) and had approximately 1.1 million rentable square feet of available space (excluding leases signed but not yet commenced). This compares to an average of 90.4% leased in midtown Manhattan according to RCG as of December 31, 2011. The company believes its renovation and repositioning program for its Manhattan office properties is a catalyst for additional lease-up. The company has created large blocks of available space and intends to continue to create such blocks over the next several years as part of the company’s comprehensive repositioning strategy to attract larger, higher credit-quality tenants at higher rents for longer lease terms with higher average retention rates and greater prospects for growth. Individual and multiple floors have been assembled and are being assembled for larger users. To date the company believes these efforts have accelerated its ability to lease space to new higher credit-quality tenants, many of which have expanded the office space they lease from the company over time. Examples of this include LF USA, Coty. Inc., the Federal Deposit Insurance Corporation, and Actimize which collectively have leases signed with the company for over 1,275,265 rentable square feet that represent additional annualized base rent of $51,179,454 as of March 31, 2012. The company also employs a pre-built suite strategy in selected portions of some of the properties to appeal to many credit-worthy smaller tenants by fitting out some available space with new ceilings, lighting, pantries and base building systems (including electric distribution and air conditioning) for immediate occupancy.

•

Increase Existing Below-Market Rents. The company believes it can capitalize on the successful repositioning of its Manhattan office portfolio and improving market fundamentals to increase rents. For example, the company expects to benefit from the re-leasing of 22.9%, or approximately 1.3 million rentable square feet (including month-to-month leases), of its Manhattan office leases expiring through December 31, 2014, which the company generally believes are currently at below market rates. These expiring leases represent a weighted average base rent of $35.82 per square foot based on current measurements. As older leases expire, the company expects to continue to upgrade certain space to further increase rents and the company expects to increase the total rentable square footage of such space as a result of remeasurement and application of market loss factors to the company’s space which the company expects will generate additional rental revenue.

•

Complete the Redevelopment and Repositioning of the Company’s Current Portfolio. The company intends to continue to increase occupancy, improve tenant quality and enhance cash flow and value by completing the renovation and repositioning of its Manhattan office properties. The company intends selectively to continue to allow leases for smaller spaces to expire or relocate smaller tenants in order to aggregate, demolish and re-demise existing office space into larger blocks of vacant space, which the company believes will attract higher credit-quality tenants at higher rental rates. The company applies rigorous underwriting analysis to determine if aggregation of vacant space for future leasing to larger tenants will improve its cash flows over the long term. In addition, the company is a leader in developing economically justified energy efficiency retrofitting and sustainability and has made it a portfolio-wide initiative. The company believes this makes its properties desirable to high credit-quality tenants at higher rental rates and longer lease terms.

•

Pursue Attractive Acquisition and Development Opportunities. The company will opportunistically pursue attractive opportunities to acquire office and retail properties, including the option properties, for which the purchase price is payable in a combination of shares of the company’s common stock and operating partnership units, except with respect to the Helmsley estate, which will have the right to elect to receive all cash. See “The Company Business and Properties—Description of Option Properties.” The company intends to focus its acquisition strategy primarily on Manhattan office properties and, to a lesser extent, office and multi-tenanted retail properties in densely populated communities in the greater New York metropolitan area and other markets the company may identify in the future. The company believes it can utilize its industry relationships (including well-known real estate owners in Manhattan), brand recognition, and expertise in redeveloping and repositioning office properties to identify acquisition opportunities where the company believes it can increase occupancy and rental rates. The company’s strong balance sheet, access to capital, and ability to offer operating partnership units in tax deferred acquisition transactions should give the company significant flexibility in structuring and consummating acquisitions.

•

Proactively Manage the Company’s Portfolio. The company believes its proactive, service-intensive approach to asset and property management helps increase occupancy and rental rates. The company utilizes its comprehensive building management services and its strong commitment to tenant and broker relationships and satisfaction to negotiate attractive leasing deals and to attract high credit-quality tenants. The company proactively manages its rent roll and maintains continuous communication with its tenants. The company believes long-term tenant relationships will improve its operating results over time by reducing leasing, marketing and tenant improvement costs and reducing tenant turnover. As a result, the company does extensive diligence on its tenants’ (current and prospective) balance sheets, businesses and business models to determine if the company will establish long-term relationships in which such tenants will both renew with the company and expand over time.

Company Information

As of March 31, 2012, the company had approximately 600 employees, 100 of whom were managers and professionals. The company’s principal executive offices are located at One Grand Central Place, 60 East 42nd Street, New York, New York 10165. In addition, the company has six additional regional leasing and property management offices in Manhattan and the greater New York metropolitan area. The company’s telephone number is (212) 953-0888. The company’s website address is www.empirestaterealtytrust.com. The information on or otherwise accessible through, the company’s website does not constitute a part of this prospectus/consent solicitation.

The Properties

As of March 31, 2012, the company’s portfolio consisted of 12 office properties and six standalone retail properties totaling approximately 8.3 million rentable square feet and was approximately 79.7% leased (or 83.0% giving effect to leases signed but not yet commenced as of that date). In addition, the company owned entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage (Metro Tower) at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of the company’s office properties, as of March 31, 2012. The table below presents an overview of the company’s portfolio and the option properties as of March 31, 2012:

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Manhattan Office Properties
The Empire State Building	Penn Station- Times Sq. South	1930/In process					$40.11
Office(8)			2,683,205	65.7%	$62,553,479	$35.47		273
Retail(9)			163,655	88.5%	$14,302,884	$98.80		23
One Grand Central Place	Grand Central	1930/In process					$48.61
Office			1,167,542	78.6%	$41,251,548	$44.95		299
Retail			68,343	87.9%	$5,424,110	$90.32		18
250 West 57th Street	Columbus Circle- West Side	1921/In process					$44.32
Office			476,887	82.2%	$15,709,555	$40.07		168
Retail			51,934	100.0%	$4,566,250	$87.92		7
501 Seventh Avenue	Penn Station- Times Sq. South	1923/In process					$35.49
Office			432,794	91.0%	$13,712,254	$34.80		34
Retail			37,765	93.1%	$1,753,978	$49.88		11
1359 Broadway	Penn Station- Times Sq. South	1924/In process					$38.79
Office			439,720	95.2%	$15,773,614	$37.69		33
Retail			27,618	78.9%	$1,665,115	$76.37		6
1350 Broadway(10)	Penn Station- Times Sq. South	1929/In process					$55.52
Office			372,045	80.2%	$11,950,107	$40.04		76
Retail			30,895	100.0%	$5,730,477	$185.48		6
1333 Broadway	Penn Station- Times Sq. South	1915/In process					$41.74
Office			302,277	96.6%	$11,427,478	$39.14		11
Retail			50,063	6.4%	$725,713	$226.86		3

Sub-Total / Weighted Average Manhattan Office Properties			6,304,743	76.5%	$206,546,562	$42.82	$42.84	968

Office			5,874,470	76.2%	$172,378,035	$38.51		894
Retail			430,273	80.8%	$34,168,527	$98.24		74

Greater New York Metropolitan Area Office Properties
First Stamford Place(11)	Stamford, Connecticut(12)	1986/2003	783,397	86.8%	$26,497,780	$38.96	$39.23	33
Metro Center	Stamford, Connecticut(12)	1987/1999	275,758	98.6%	$12,782,231	$47.01	$46.62	26
383 Main Avenue	Norwalk, Connecticut(13)	1985/1996	260,470	82.5%	$5,931,064	$27.60	$27.42	19
500 Mamaroneck Avenue	Harrison, New York(14)	1986/2004	289,805	88.4%	$6,902,776	$26.93	$26.78	29
10 Bank Street	White Plains, New York(15)	1989/2001	228,951	88.2%	$6,775,202	$33.54	$33.90	29

Sub-Total / Weighted Average Greater New York Metropolitan Area Office Properties			1,838,381	88.4%	$58,889,053	$36.23	$36.28	136
Total / Weighted Average Office Properties			7,712,851	79.1%	$231,267,088	$37.90	—	1,030

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Standalone Retail Properties
10 Union Square	Union Square	1988/1997	58,005	100.0%	$4,688,293	$80.83	$81.95	13
1542 Third Avenue	Upper East Side	1993(16)	56,250	100.0%	$2,833,796	$50.38	$47.15	3
1010 Third Avenue	Upper East Side	1963/2007(17)	44,662	100.0%	$2,812,709	$62.98	$65.88	2
77 West 55th Street	Midtown	1962(16)	24,102	100.0%	$2,104,651	$87.32	$79.62	3
69-97 Main Street	Westport, Connecticut	1922/2005	17,103	88.3%	$1,303,460	$86.33	$88.24	4
103-107 Main Street	Westport, Connecticut	1900(16)	4,330	100.0%	$423,696	$97.85	$94.69	3
Sub-Total / Weighted Average Standalone Retail Properties			204,452	99.0%	$14,166,605	$69.98	$69.20	28
Total / Weighted Average Retail Properties(18)			634,725	86.7%	$48,335,132	$87.84	—	102

Portfolio Total			8,347,576	79.7%	$279,602,220	$42.03	$42.04	1,132

Option Properties
112-122 West 34th Street(19)	Penn Station- Times Sq. South	1954/In process					$35.48
Office			608,050	87.8%				62
Retail			133,437	100.0%				3
1400 Broadway	Penn Station- Times Sq. South	1930/In process					$36.17
Office			855,177	78.5%				83
Retail			19,861	36.8%				6

Option Properties Total			1,616,525					154

(1)	For more information regarding the status of ongoing renovations at certain of the company’s properties, see “The Company Business and Properties—Description of the Company’s Properties.”
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 132,360 square feet of space across the company’s portfolio attributable to building management use and tenant amenities and (ii) 71,054 square feet of space attributable to the company’s observatory.
(3)	Based on leases signed and commenced as of March 31, 2012 and calculated as (i) rentable square feet less available square feet divided by (ii) rentable square feet.
(4)	Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements and free rent with respect to the office properties for leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $2,815,970. Total annualized base rent, net of abatements and free rent, for the company’s office properties is $228,451,118. Annualized base rent for retail properties (including the retail space in the company’s Manhattan office properties) is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements, tenant reimbursements and free rent with respect to the retail properties (including the retail space in the company’s Manhattan office properties) for leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $359,972. Total annualized base rent, net of abatements, tenant reimbursements and free rent, for the company’s retail properties is $47,975,160. Annualized base rent data for the company’s office and retail properties is as of March 31, 2012 and does not reflect scheduled lease expirations for the 12 months ending March 31, 2013.
(5)	Represents Annualized Base Rent under leases commenced as of March 31, 2012 divided by leased square feet.
(6)	Net effective rent per leased square foot represents (i) the contractual base rent for office and retail leases in place as of March 31, 2012, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of March 31, 2012.
(7)	Represents the number of leases at each property or on a portfolio basis. If a tenant has more than one lease, whether or not at the same property, but with different expirations, the number of leases is calculated equal to the number of leases with different expirations.
(8)	Includes 88,499 rentable square feet of space leased by the company’s broadcasting tenants.
(9)	Includes 6,180 rentable square feet of space leased by Host Services of New York, a licensee of the company’s observatory.
(10)	Denotes a ground leasehold interest in the property with a remaining term, including unilateral extension rights available to the company, of approximately 39 years (expiring July 31, 2050).
(11)	First Stamford Place consists of three buildings.
(12)	This submarket is part of the Stamford, Connecticut—central business district (CBD) submarket as defined by RCG. See “Economic and Market Overview.”
(13)	This submarket is part of the South Central Stamford, Connecticut submarket as defined by RCG. See “Economic and Market Overview.”
(14)	This submarket is part of the Eastern Westchester County submarket as defined by RCG. See “Economic and Market Overview.”
(15)	This submarket is part of the White Plains, New York—CBD submarket as defined by RCG. See “Economic and Market Overview.”
(16)	No major renovation activity was undertaken at this property.
(17)	This property underwent major renovations in 2007 to coincide with the signing of a significant retail lease.
(18)	Includes 430,273 rentable square feet of retail space in the company’s Manhattan office properties.
(19)

112-122 West 34th Street consists of two parcels having separate owners and ownership structures. The real property interests that the company will acquire with respect to the parcel located at 112-120 West 34th Street consist of (i) a ground leasehold interest currently held by 112 West 34th Street Associates L.L.C., one of the affiliates of the supervisor with whom the company has entered into an option agreement and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C., another affiliate of the supervisor with whom the company has entered into an option agreement. The real property interests that the company will acquire with respect to the parcel located at 122 West 34th Street consist of (i) a fee interest and a subleasehold interest currently held by 112 West 34th Street Associates L.L.C. and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C.

Background of and Reasons for the Consolidation

The Subject LLCs, the Private Entities and the Management Companies

The three subject LLCs are publicly-registered limited liability companies originally formed as partnerships by principals of the supervisor from 1953 to 1961. The principals of the supervisor during this period consisted of Lawrence A. Wien, until his death in 1988 and, beginning in 1958, Mr. Wien’s son-in-law Peter L. Malkin. Anthony E. Malkin, Mr. Wien’s grandson, joined his father Peter L. Malkin as a principal in 1989. In exercising control, Peter L. Malkin and Anthony E. Malkin have been, and continue to be, subject to fiduciary duties owed to multiple sets of equity owners in each subject LLC and private entity. Each subject LLC was formed to acquire the fee title or long-term ground lease interest in an office property located in Manhattan and to lease the property to an operating lessee, which operates the property. The private entities, including the operating lessees were formed between 1953 and 2008 and own office properties, retail properties and, in one case, fully entitled land including a development site, in Manhattan and the greater New York metropolitan area. The supervisor and the Malkin Family provide supervisory and other services for each subject LLC, each operating lessee and the other private entities.

As lessor, each subject LLC receives from its operating lessee fixed basic rent (and, in the case of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., primary additional rent), and overage rent (equal to 50% of the operating lessee’s net operating profit). In the case of Empire State Building Associates L.L.C., net operating profit is calculated as net operating profits in excess of $1,000,000 per annum, which amount is retained by Empire State Building Company L.L.C., and in the case of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., net operating profit is calculated as net operating profits in excess of $1,053,800 per annum and $752,000 per annum, respectively, of primary additional rent, which is paid by the operating lessee to the applicable subject LLC to the extent of net profits. Such amounts represent approximately 2.78%, 4.35% and 10.59%, respectively, of the original purchase price of each of the Empire State Building, One Grand Central Place and 250 West 57th Street. Each operating lessee was formed initially as a partnership, the partners of which included Lawrence A. Wien and Harry B. Helmsley, and later converted to a limited liability company. Under the operating lease, the subject LLC, as lessor, has no right to operate the property. The operating lessee does not require any approval from the subject LLC for any operating decision. As such, the operating lessee makes all decisions relating to the operations of the property, including decisions as to leasing the property and selection of tenants and timing of leasing; what repairs to make, how much to spend on them and how to maintain the property (consistent with its obligation to repair, maintain and replace the property, subject to the lessor’s consent for certain alterations which must be reasonably given); whether to hire property management and leasing agents or to handle such work internally; how to use the cash flow from the property; whether to seek financing for major expenditures; and whether to use cash flow for property-related expenses or to establish reserves. Each subject LLC has the right to approve a sale of the entire property. The control by the operating lessee affects the cash returns to a subject LLC above basic rent (and, in the case of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., primary additional rent) because, under the lease, the subject LLC and operating lessee have a 50/50 split of net operating profit above such specified amount.

A subject LLC, as lessor, cannot decide whether to take steps to maximize the value of the property or to undertake improvements or repairs and maintenance. A subject LLC, as lessor, also cannot determine to obtain additional financing to maximize cash flows and therefore distributions unless the operating lessee also agrees to the financing, because, in view of the operating lessee’s rights under the operating lease, lenders generally could be expected to require in connection with any significant financing that the operating lessee subordinate its interest to the financing. A subject LLC, as lessor, has the right to sell its fee interest in the property without the operating lessee’s consent. While the operating lessee does not have a contractual right to approve a sale of the property by the subject LLC, any property sale not agreed to by the operating lessee necessarily will be subject to the operating lease. The supervisor believes this limitation reduces the value of the subject LLCs unless sold with the operating lease position.

The supervisor, which is related to the principals who formed the subject LLCs, was appointed as the supervisor of the subject LLCs pursuant to the original partnership agreements of each of the subject LLCs and is the only party which has performed, and is authorized to perform, this role under the subject LLCs’ organizational documents. The subject LLCs were originally established as general partnerships with no managing general partner or managing member and the supervisor is responsible for the operations and administrative functions on behalf of the subject LLCs. The supervisor, in its capacity as supervisor of each of the subject LLCs, provides all administrative and oversight services, such as maintaining the entity’s records, including those related to participants, performing physical inspections of the property, providing or coordinating certain counsel services to the subject LLC, reviewing insurance coverage, arranging for financing, conducting annual supervisory review meetings, payment of monthly and additional distributions to the participants, payment of all other disbursements including real estate taxes, review of operations of the properties by the operating lessee, preparation and filing of tax returns, preparation of financial statements of the subject LLC and preparation of quarterly, annual and other periodic filings with the SEC and applicable state authorities and distribution of tax information and other information to the participants. The supervisor performs all of these services itself. In exchange for such services, the supervisor has received supervisory fees as described in the section entitled “Distributions and Compensation Paid to the Supervisor and its Affiliates—Compensation, Reimbursement and Distributions to the Supervisor and its Affiliates” in the supplement for each subject LLC. The supervisor currently receives supervisory fees at the rate of $751,306, $186,531, and $105,701, per annum, from each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates, L.L.C., and 250 West 57th St. Associates, L.L.C., respectively, for such services, in addition to compensation at an hourly rate for special supervisory services. During 2011, the supervisor billed fees for special supervisory services (primarily relating to legal and accounting services) as follows: $1,094,937 to Empire State Building Associates L.L.C. ($93,693 regarding mortgage financing and $1,001,245 regarding the proposed consolidation and IPO), $228,603 to 60 East 42nd St. Associates L.L.C. (all regarding the proposed consolidation and IPO) and $109,560 to 250 West 57th St. Associates L.L.C. (all regarding the proposed consolidation and IPO). The fees for basic and special supervisory services expected to be received over the 10 years ended 2020 were taken into account in determining the exchange value of the management companies. The fees for special supervisory services in connection with the consolidation and IPO were not included in determining the exchange value of the management companies. The supervisor also serves as supervisor of the private entities and in that capacity, in addition to providing the administrative functions similar to those it provides to the subject LLCs, it supervises all aspects of property operations, leasing, reporting and financing. The supervisor’s supervisory services on behalf of the subject LLCs and the operating lessees are interrelated, as they have been since inception. The supervisor owes a fiduciary duty to the subject LLCs.

Principals of the supervisor have been partners, members or agents in the operating lessees from the origination of these entities, and in its capacity as supervisor of the operating lessees, the supervisor oversees the day-to-day operations of the operating lessees and the properties.

Each of the agents is a member of the subject LLCs with the right to approve actions requiring the consent of members of the subject LLCs, subject to approval of certain significant actions by participants to the extent required under the participating agreements and as described in the next paragraph and under “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock—Voting Rights.” The agents, in their capacities as agents, have no economic interest in the subject LLCs. From inception, the agents have been persons who have been principals of, or are related to principals of, the supervisor. The supervisor has played the central role in administering the subject LLCs and the agents’ role has been primarily performing ministerial functions and consenting to matters proposed by the supervisor for which the participants have given any required consent. The agents have a duty to comply with the participating agreements and the organizational documents of the subject LLCs and owe a fiduciary duty to the participants in their participation groups.

The participants are divided into participating groups and the participants in each participating group have been granted participations in the membership interest of one of the agents. Under the participating agreements, the agent has the right to take all actions with respect to its membership interest, except for certain significant actions, such as sales, financings and amendment to the operating lease, that require the consent of the participants. For a more detailed list of such actions requiring consent of the participants, see “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock—Voting Rights.” The agents distribute all amounts received by them to the participants in their participating group, pro rata in proportion to their participation interests.

The Malkin Holdings group and the Helmsley estate own, on an aggregate basis, the following interests in each of the subject LLCs, each of the operating lessees and the private entities (other than the operating lessees), as a group, based on exchange values and percentage of aggregate exchange value for the applicable entity:

Entity	Malkin Holdings group		Helmsley estate
	Exchange Value	Percentage	Exchange Value	Percentage
Empire State Building Associates L.L.C.
As holders of participation interests(1)	$78,310,305	6.47%	$992,544	0.08%
Override Interests(2)	$110,573,562	9.14%	—	—

Total	$188,883,867	15.61%	$992,544	0.08%

60 East 42nd St. Associates L.L.C.
As holders of participation interests(3)	$21,874,553	7.22%	$1,169,162	0.39%
Override Interests(2)	$30,202,722	9.97%	—	—

Total	$52,077,275	17.19%	$1,169,162	0.39%

250 West 57th St. Associates L.L.C.
As holders of participation interests	$9,530,308	6.71%	$394,684	0.28%
Override Interests(2)	$10,564,842	7.44%	—	—

Total	$20,095,150	14.15%	$394,684	0.28%

Empire State Building Company L.L.C.
As holders of participation interests(4)	$25,307,051	2.13%	$758,481,945	63.75%
Override Interests(2)	$54,167,577	4.55%	—	—

Total	$79,474,628	6.68%	$758,481,945	63.75%

Lincoln Building Associates L.L.C.
As holders of participation interests(5)	$19,367,188	6.75%	$77,468,700	27.0%
Override Interests(2)	$28,692,131	10.0%	—	—

Total	$48,059,319	16.75%	$77,468,700	27.0%

Fisk Building Associates L.L.C.
As holders of participation interests	$15,974,739	12.17%	$41,355,545	31.50%
Override Interests(2)	$27,553,025	20.99%	—	—

Total	$43,527,764	33.15%	$41,355,545	31.50%

Other Private Entities
As holders of participation interests(6)	$157,968,180	21.82%	$145,068,663	20.04%
Override Interests(2)	$35,582,320	4.91%	—	—

Total	$193,550,500	26.73%	$145,068,663	20.04%

(1)	Does not include participation interests in which the Malkin Holdings group controls the vote, but does not have an economic interest. A member of the Malkin Holdings group is the trustee of a trust that owns participation interests. The member of the Malkin Holdings group does not require the consent of the participants/partners to give its consent with respect to such participation interests. These participation interests represent 0.2% of the participation interests of Empire State Building Associates L.L.C.
(2)

The percentage determined is based on the percentage of distributions that will be received based on the exchange values, which were determined as described in “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Derivation of Exchange Value.” In the case of Empire State Building Associates L.L.C. and 250 West 57th St. Associates L.L.C., the override interests included in the table represent a voluntary capital override, which was voluntarily agreed to by certain participants.

(3)

Does not include participation interests in which the Malkin Holdings group controls the vote, but does not have an economic interest. A member of the Malkin Holdings group is the trustee of a trust that owns participation interests. The member of the Malkin Holdings group does not require the consent of the participants/partners to give its consent with respect to such participation interests. These participation interests represent 0.1% of the participation interests of 60 East 42nd St. Associates L.L.C.

(4)	Does not include participation interests in which the Malkin Holdings group controls the vote, but does not have an economic interest. A member of the Malkin Holdings group either acts as agent for a participating group that owns the economic interests in the participation interests or is the general partner of a partnership that owns participation interests. In either case, the member of the Malkin Holdings group does not require the consent of the participants/partners to give its consent with respect to such participation interests. These participation interests represent 23.75% of the participation interests of Empire State Building Company L.L.C.
(5)	Does not include participation interests in which the Malkin Holdings group controls the vote, but does not have an economic interest. A member of the Malkin Holdings group is the trustee of a trust that owns participation interests. The member of the Malkin Holdings group does not require the consent of the participants/partners to give its consent with respect to such participation interests. These participation interests represent 4.5% of the participation interests of Lincoln Building Associates L.L.C.
(6)	Does not include participation interests in which the Malkin Holdings group controls the vote, but does not have an economic interest. A member of the Malkin Holdings group either acts as agent for a participating group that owns the economic interests in the participation interests, is the general partner of a partnership that owns participation interests or is the trustee of a trust that owns participation interests in certain of the subject LLCs and private entities. In either case, the member of the Malkin Holdings group does not require the consent of the participants/partners to give its consent with respect to such participation interests. With respect to the other private entities, a member of the Malkin Holdings group serves as trustee for a trust that holds participation interests in one of the other private entities and, in such capacity, controls the vote for participants owning participation interests having an aggregate exchange value of $14,326,900, or 10% of the participation interests in such private entity.

The following is a list of the subject LLCs and the private entities and the appraised value of the real property interests owned by the subject LLCs and the private entities, before deducting mortgage indebtedness or other liabilities and the exchange value, which is calculated as described in this prospectus/consent solicitation after deducting mortgage indebtedness and other liabilities:

Entity(1)	Appraised Property Value(2)	Appraised Entity Value	Exchange Value
Empire State Building	$2,520,000,000
Empire State Building Associates L.L.C.		$1,300,500,000	$1,209,442,285
Empire State Building Company L.L.C.(3)		$1,219,500,000	$1,189,775,581

Total		$2,520,000,000	$2,399,217,866

One Grand Central Place	$687,000,000
60 East 42nd St. Associates L.L.C.		$350,500,000	$303,007,222
Lincoln Building Associates L.L.C.(4)		$336,500,000	$286,921,306

Total		$687,000,000	$589,928,528

250 West 57th St.	$316,000,000
250 West 57th St. Associates L.L.C.		$163,000,000	$142,086,267
Fisk Building Associates L.L.C.(5)		$153,000,000	$131,287,437

Total		$316,000,000	$273,373,704

1333 Broadway
1333 Broadway Associates L.L.C.	$189,000,000	$189,000,000	$136,432,404

1350 Broadway
1350 Broadway Associates L.L.C.	$186,000,000	$186,000,000	$145,057,081

1359 Broadway
Marlboro Building Associates L.L.C.	$192,000,000	$192,000,000	$142,870,166

501 Seventh Avenue	$159,000,000
Seventh & 37th Building Associates L.L.C.		$81,500,000	$56,063,072
501 Seventh Avenue Associates L.L.C.		$77,500,000	$52,625,499

Total		$159,000,000	$108,688,571

69-97 Main Street
Soundview Plaza Associates II L.L.C.	$25,000,000	$25,000,000	$15,375,300
1010 Third Avenue and 77 West 55th Street
East West Manhattan Retail Portfolio L.P.	$56,000,000	$56,000,000	$26,582,583

Metro Center
One Station Place, Limited Partnership	$138,000,000	$138,000,000	$36,970,060

10 Union Square
New York Union Square Retail L.P.	$49,000,000	$49,000,000	$27,098,031

103-107 Main Street
Westport Main Street Retail L.L.C.	$5,000,000	$5,000,000	$4,925,541

First Stamford Place(6)	$258,000,000
Fairfax Merrifield Associates L.L.C.		$80,444,400	$4,212,136
Merrifield Apartments Company L.L.C.		$80,444,400	$4,212,136
First Stamford Place L.L.C.		$97,111,200	$4,832,916

Total		$258,000,000	$13,257,188

10 Bank Street
1185 Swap Portfolio L.P.	$45,000,000	$45,000,000	$10,063,663

1542 Third Avenue
1185 Swap Portfolio L.P.	$32,000,000	$32,000,000	$11,953,171

383 Main Ave
Fairfield Merrittview Limited Partnership	$40,000,000	$40,000,000	$8,232,647

500 Mamaroneck Ave
500 Mamaroneck Avenue L.P.	$44,000,000	$44,000,000	$5,986,141

BBSF LLC	$14,600,000	$14,600,000	$14,600,000

Supervisor and Management Companies(7)	$14,525,000	$14,525,000	$15,921,278

Total	$4,970,125,000	$4,970,125,000	$3,986,533,923

(1)	Excludes three private entities which are the ground lessees and an operating lessee of two properties that are supervised by the supervisor, having an appraised value of $715,100,000. The operating partnership has entered into option agreements pursuant to which it has the option to acquire their property interests upon the final resolution of certain ongoing litigation with respect to these properties. The appraised values of such properties are the appraised values the properties would have had if the litigation is resolved, and were determined on a basis consistent with the exchange values of the subject LLCs and the private entities.
(2)	Represents the appraised value of each property owned (or in the case of a property subject to a third-party ground lease, the value of the interest as ground lessee) by or subject to an operating lease with each subject LLC and each private entity and the appraised value of management companies.
(3)	Operating lessee of Empire State Building Associates L.L.C.
(4)	Operating lessee of 60 East 42nd St. Associates L.L.C.
(5)	Operating lessee of 250 West 57th St. Associates L.L.C.
(6)	First Stamford Place L.L.C. is a 37.64% co-tenant with Fairfax Merrifield Associates L.L.C. and Merrifield Apartments Company L.L.C., together owning a 62.36% interest. Merrifield Apartments Company L.L.C. is the operating lessee, owning a 50.00% interest in the co-tenancy, for an aggregate ownership interest of 31.18% in the property.
(7)	The value represents the appraised value of the management companies excluding the value attributable to the supervisor’s overrides, which are included in the value of the overrides that the Malkin Holdings group holds in the subject LLCs and the private entities.

The Supervisor’s Reasons for Proposing the Consolidation

The supervisor proposed the consolidation and recommends that you vote “FOR” the consolidation. The supervisor believes this transaction represents the best opportunity for value enhancement for your investment in the subject LLC.

From time to time, for various reasons, the supervisor has pursued sales of properties supervised by the supervisor in Manhattan, when the supervisor believed a sale would produce a higher return than continuing to hold the property. After the death of Leona Helmsley in August 2007, the supervisor briefly considered, and had discussions with representatives of the Helmsley estate concerning, the possible sale of the Empire State Building. It was ultimately decided that there was greater value for Empire State Building Associates L.L.C. and Empire State Building Company L.L.C. in holding, improving, and repositioning the Empire State Building rather than selling the Empire State Building in its then-current condition. In 2010, Anthony E. Malkin and Peter L. Malkin, as principals of the supervisor, met with the executors of the Helmsley estate, as a significant investor, to discuss the merits of a consolidation of several properties, including the subject LLCs, and a subsequent initial public offering of the consolidated entity. Thereafter, Anthony E. Malkin and Peter L. Malkin, as principals of the supervisor, investigated the feasibility of a consolidation transaction and IPO of the company which would be formed in connection with the consolidation and took steps to consider and pursue the consolidation.

The Helmsley estate has expressed its intention that, if the consolidation and IPO do not occur, it will liquidate its interests in the private entities, including each of the operating lessees. The supervisor believes that such liquidation by the Helmsley estate is required pursuant to the specific terms of Leona Helmsley’s will.

In the event of such a liquidation, the supervisor and the other participants in the subject LLCs and the private entities will not be able to influence or control the selection of the purchaser. Such purchaser would own the Helmsley estate’s current position in the operating lessee of the Empire State Building, which would provide it with the ability to veto all decisions, and a large percentage of each of the other two operating lessees. Since an operating lessee controls all aspects of the operations of its property, and that control allows it to make decisions that affect property performance and the availability of profits which are shared 50/50 with the subject LLCs, such purchaser may take actions which adversely affect the value and distributions for the Empire State Building Associates L.L.C. and its participants and could influence materially the activities in the other two subject LLCs.

The consolidation and IPO would permit the Helmsley estate to monetize a significant portion of its interests at the IPO price without creating such a potentially adverse event. Further, it would also provide a liquid trading market for the Helmsley estate to monetize the remainder of its interests in an efficient manner that will be transparent to the public markets.

The supervisor believes it is in the best interests of the participants and the company to provide to the Helmsley estate the right to receive an allocation of excess IPO proceeds in exchange for their interests in the private entities, to the extent available after providing cash to redeem non-accredited investors in the private entities and other uses of proceeds. This would include proceeds from any upsize of the IPO and any exercise of the underwriters’ overallotment option.

The supervisor has overseen the engagement by the subject LLC of independent property management and leasing agents, developed and substantially effected a comprehensive renovation and repositioning program for improving the physical condition of and upgrading the credit quality of tenants at the property, and raised the property’s profile as part of a well regarded portfolio brand. The supervisor believes that it is an opportune time for the subject LLCs to take advantage of the opportunity to participate in the consolidation which will afford participants better value protection through diversification, growth opportunities through potential acquisitions and potential growth in revenue of the initial properties and more stable cash flows for distributions, as well as administrative and operating efficiencies. Additionally, the supervisor believes the consolidation provides value enhancement through better access to capital and options for liquidity for investors who so desire.

The supervisor believes that the consolidation of your subject LLC into the company is the best way for you to maximize the value of your investment in your subject LLC and to achieve liquidity through ownership of operating partnership units (which are exchangeable for cash or, at the option of the company, Class A common stock) and/or shares of Class A common stock, in each case, expected to be listed on the NYSE, which investors may sell from time to time as and when they so desire (subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period as described in this prospectus/consent solicitation). The supervisor believes that in view of the fact that the subject LLCs own the interests in the properties, but the operating lessees operate the properties, it would not be in the best interests of the subject LLCs to sell their interests in the properties separate from a sale by the operating lessees. The private entities (including the operating lessees), with the required consent of their participants, have agreed to transfer their interests in the properties, including their interests in the operating lessees, as part of the consolidation. The supervisor believes that the consolidation, over time, likely will result in higher values for participants in the subject LLCs than if the interests in the properties were sold individually and the subject LLCs were liquidated as a result of increased efficiencies, growth opportunities and other opportunities for value enhancement. The Malkin Holdings group will receive substantial benefits from the consolidation and have conflicts of interest in making this recommendation.

Benefits of Participation in the Consolidation

The supervisor believes that the consolidation will provide you with the following benefits:

•

Tax-deferred Transaction. You will have the opportunity to receive interests in the company’s operating partnership on the same basis as participants in the private entities and the Malkin Family in a transaction intended to be tax-deferred for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations —U.S. Federal Income Tax Consequences of the Consolidation.” Participants are urged to consult with their tax advisor as to the tax consequences of the consolidation in light of their particular circumstances;

•

Liquidity. You will be able to achieve liquidity by selling all or part of your shares of Class A common stock, subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period described under “The Consolidation—Lock-Up Agreement.” The shares of Class A common stock are expected to be listed on the NYSE. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants who receive operating partnership units may also sell operating partnership units, which also are expected to be listed on the NYSE, subject to restrictions described above, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion an aggregate of $         (based on the IPO price) operating partnership units issued to participants in the subject LLCs;

•

Risk Diversification. The company will own a large number of quality office and retail properties and have much broader tenant diversification than your subject LLC, which owns an interest in a single property. This diversification will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, owning an interest in a single property, and allow for more stable cash flows for distributions;

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Regular Quarterly Cash Distributions. Similar to the subject LLCs’ present method of operation, the supervisor expects that the company and the operating partnership will make regular quarterly cash distributions on the operating partnership units and common stock, which will include distributions of at least 90% of the company’s annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains), which is required for REIT qualification. If the company is successful in making acquisitions, the supervisor believes that the additional properties and related cash flow will enhance its ability to make distributions quarterly and in regular amounts;

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More Efficient Decision-Making. Each subject LLC currently requires several internal procedural steps to undertake major transactions, which affects its ability to take timely advantage of favorable opportunities. Financing and sales require costly and time consuming steps to obtain consent of a very high percentage of the participants in a subject LLC;

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Improved Capital Structure by Eliminating Two-Tier Ownership. Except for very small loans supported by basic rent, the relationship between the subject LLCs and the operating lessees requires that any additional financing placed on an entire property requires the agreement of both the operating lessee and the subject LLCs.

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Easier Access to Financing. A subject LLC cannot require the operating lessee to obtain or utilize financing to maximize its cash flow and therefore overage rent available for additional distributions to participants in the subject LLCs. Each operating lessee controls all aspects of property operations, leasing, and investment and has broad discretion to use cash flow from the property for purposes related to the applicable property. Operating lessee decisions can result in little or no overage rent to the corresponding subject LLC, and additional distributions to the subject LLC’s participants are contingent on overage rent.

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Eliminates Two-Tier Ownership Impact on Borrowing. In the past, decisions by operating lessees have resulted in uneven payments of overage rent to the subject LLCs from year to year. Without the cooperation of the operating lessee, there is very limited opportunity for financing by the subject LLCs to provide funds for distributions. It is likely that any lender would require agreement of the operating lessee before making any loan to a subject LLC.

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Shared Motivations to Reinvest and Maintain Properties. Additionally, the operating leases between the subject LLCs and the operating lessees do not address reinvestment by the operating lessees in capital improvements for the properties. To induce reinvestment by their operating lessees, two of the subject LLCs (60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.) have agreed, in accordance with their participants’ consent and the supervisor’s recommendation, to extend the operating leases. These extensions have been coupled with consents by the operating lessees to allow financing on the entire property, which minimized the impact of reinvestment on operating profit and allowed for additional distributions from overage rent.

In connection with these extension and financing agreements, the basic rent has been increased by the amount of the increase in debt service arising from the financing, and such increase in basic rent is deducted in calculating overage rent, ultimately resulting in the debt service being shared 50/50 between each such subject LLC and its operating lessee. In the case of the Empire State Building, because of the pendency of this proposed consolidation, there has been no such lease extension request, though the operating lessee has consented to limited advances under a property mortgage loan made to Empire State Building Associates L.L.C. and has subordinated the operating lease to such advances. If the consolidation does not go forward, the operating lessee has indicated it will request additional lease extensions as a condition for subordination to additional mortgage advances at that time.

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Broader Markets for Property Sales. Finally, as described under “Background of and Reasons for the Consolidation—The Supervisor’s Reasons for Proposing the Consolidation,” the supervisor believes that, unless the operating lessee joins with the corresponding subject LLC in a sale of the property, such a sale would not maximize the value of the such subject LLC’s interests in the property.

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Modern Governance Structure. The company will have a modern governance structure. Capital reinvestment and financing decisions will be based on what is considered to be best for the company, and there will be no need to secure approvals of operating lessees or subject LLCs. Such decisions will be made under a corporate governance structure governed by a board of directors, with six of seven directors being independent.

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Quarterly Distributions of a Minimum of 90% of REIT Taxable Income. The supervisor expects that the company and the operating partnership will make regular quarterly cash distributions on the operating partnership units and common stock, which will include distributions of at least a minimum of 90% of the company’s annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gains), as required for REIT qualification. Such distributions will be based on a portfolio of properties, rather than investors’ being dependent on a single property;

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Increased Accountability. As a result of the governance structure of a company with its Class A common stock expected to be listed on the NYSE, stockholders will benefit from the oversight by a board of directors consisting predominantly of independent directors.

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Growth Potential. The supervisor believes that you have greater potential for increased distributions as a unitholder or stockholder and increased value from capital appreciation than as a participant in your subject LLC. The supervisor’s belief is based on the anticipated growth in the revenues of the initial properties operated as a portfolio under the Malkin brand and potential additional investments by the company;

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Greater and More Efficient Access to Capital. The company will have a larger base of assets and believes that it will have a greater variety of options and ability to access the capital markets and the equity value in its assets than any of the subject LLCs individually. As a result, the company expects to have greater and more efficient access to the capital necessary to fund its operations, fund renovations to the properties and consummate acquisitions than would be available to any of the subject LLCs individually. The supervisor believes that it would be extremely difficult for the subject LLCs to obtain similar access to capital due to their size and ownership structure;

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Elimination of Risk from Subject LLCs’ Passive Ownership of the Property Interests. Each subject LLC owns an interest in a single property subject to an operating lease. The operating lessee operates the property and the subject LLC does not participate in the management of the operations of the property. The market for the interest held by each subject LLC is smaller and the interest less valuable than of the entire property not subject to the operating lease. Following the consolidation, ownership and operation of the properties owned by the subject LLCs and private entities will be integrated;

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Valuable Synergies. The subject LLCs presently benefit from being part of a portfolio of properties with a common brand awareness. However, under the current structure, there are major obstacles to obtaining true synergies and realization of value, such as combining financings, movements of tenants from one building to another, sharing of employees and management and oversight. The consolidation will remove such obstacles and free up access to value creation;

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Position in Highly Desirable Marketplace. The properties owned by the subject LLCs and the private entities are concentrated in Manhattan and the greater New York metropolitan area. The supervisor believes this is one of the most highly desired markets in the world for office and retail properties;

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Reduced Conflicts of Interest. From inception, the supervisor has represented many different ownership interests, and the subject LLCs and the private entities, therefore, have been exposed to conflicts of interest. For example, the supervisor and persons associated with the supervisor act as an external manager for all of the entities (including the subject LLCs and the operating lessees), serve as agents for the participants in the subject LLCs and certain of the private entities, determine when to make recommendations on sales, financings and operations of the properties, and make or recommend all operating and leasing decisions in all operating entities and all decisions of the subject LLCs. Decisions made by the supervisor in its capacity as supervisor of the operating lessees with regard to property operations dictate the cash available for distribution to the subject LLCs, which are also supervised by the supervisor. The company, on the other hand, will be managed by its officers, subject to the direction and control of its board of directors, which will consist predominantly of independent directors, and all the properties will be owned directly or indirectly by a single entity, without a division of interests. There will not be separate interests of different groups of owners and there will not be a role for, or requirement of, an outside supervisor. Accordingly, the supervisor believes this consolidated structure eliminates the conflicts inherent in the structure which have been there from inception of the subject LLCs and the private entities and more closely aligns the interests among the stockholders and management; and

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Election to Receive Operating Partnership Units, Class A Common Stock and/or Class B Common Stock. Each participant in a subject LLC will have the option to receive operating partnership units in a transaction intended to be tax-deferred for U.S. federal income tax purposes. Each participant will receive operating partnership units, unless such participant elects to receive shares of Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. The Malkin Holdings group will receive its consideration as follows: 96.84% in operating partnership units, 1.19% in Class A common stock and 1.97% in Class B common stock. The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs (other than the Wien group) and in a separate series to the participants in the private entities receiving operating partnership units and the Wien group. Each series of operating partnership units will have identical rights as to distributions, liquidation and rights as limited partners of the operating partnership.

Third-Party Portfolio Transaction

As a potential alternative to the consolidation, you also are being asked to consent to the sale or contribution of the subject LLC’s property interest as part of a sale or contribution of the properties owned by the subject LLCs and the private entities as a portfolio to a third party. Through solicitation of consents, for the first time the properties owned by the subject LLCs and the private entities can be joined as a single portfolio. While the supervisor believes the consolidation and IPO represent the best opportunity for participants in the subject LLCs and the private entities to achieve liquidity and to maximize the value of their respective investments, the supervisor also believes it is in the best interest of all participants for the supervisor to be able to approve offers from unaffiliated third parties for the portfolio as a whole.

Market forces are dynamic, unpredictable, and subject to volatility. Should the public awareness of the proposed consolidation and IPO produce potential compelling offers from unaffiliated third parties to purchase the consolidated portfolio, it will be costly and time consuming to solicit consents to allow a sale or contribution of the portfolio to a third party, and there is considerable risk that any opportunity which might appear would be lost without the requested consent in place. Therefore, the supervisor believes that it is advisable to have the flexibility and discretion, subject to certain conditions, to accept an offer for the entire portfolio of properties from a third party, rather than pursue the consolidation and IPO.

The third-party portfolio transaction would be undertaken only if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation, subject to the committee approval described below, and would apply only to an offer from an unaffiliated third-party for the entire portfolio of properties owned by all of the subject LLCs and all of the private entities, subject to exclusions described under the section entitled “Third-Party Portfolio Proposal.” A third-party portfolio transaction also could include the management companies.

Because of the inability to act without consent of the subject LLCs and certain of the private entities, the supervisor intends to inform any unaffiliated third-party which expresses interest in making a third-party offer that it will not consider any offer until after completion of the solicitation of consents of the subject LLCs. If an offer is submitted during the solicitation period, the supervisor may be required to provide information regarding the proposal to participants, to assist them in their decision regarding the consolidation.

The supervisor has agreed that it will not accept a third-party offer unless it is unanimously approved by a committee which will include representatives of the supervisor and a representative of the Helmsley estate. Any third-party interested in making a portfolio proposal will be instructed to make its offer for all cash. It is possible that participants or the supervisor and its affiliates may be offered an option to receive securities in lieu of all or a portion of the cash. The supervisor will be authorized to approve offers only if a definitive agreement is entered into prior to December 31, 2015 or such earlier date as the supervisor may set with or without notice or public announcement.

Risk Factors

The Consolidation or a Third-Party Portfolio Transaction

The following is a summary of the material risks of the consolidation and the third-party portfolio transaction. The risks are more fully discussed in “Risk Factors.” The supervisor believes that the risks described hereunder have substantially the same effect on each of the subject LLCs. You should consider these risks in determining whether or not to vote “FOR” the consolidation proposal or the third-party portfolio proposal.

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The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The valuation of the consideration that you will receive in the consolidation, as presented in this prospectus/consent solicitation, is based on the exchange value of your subject LLC and the aggregate exchange value. These exchange valuations were based on the Appraisal by the independent valuer. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value;

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The participants will not know at the time they vote on the consolidation the size, makeup and leverage of the company or the exact number of operating partnership units and/or shares of common stock that the participants in the subject LLCs will receive in the consolidation. The consolidation is conditioned on the contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land; and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building but is not conditioned on any of the other subject LLCs or private entities contributing their property interests to the company in the consolidation. Each subject LLC represents a significant portion of the exchange value and anticipated future net income and cash flow of the company;

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If the consolidation is approved, the contribution agreements require that the consolidation be consummated by December 31, 2014. There could be significant changes in the value of the company between the date that the consents are received and the date of consummation of the consolidation. The consolidation may be consummated regardless of how significant such changes are and may be consummated notwithstanding such changes;

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The supervisor arbitrarily has assigned $10 as the hypothetical value of each operating partnership unit and share of common stock for purposes of illustrating the number of shares of common stock and operating partnership units that will be issued to each of the subject LLCs, the private entities and the management companies in the consolidation. The IPO price of the Class A common stock may be below the hypothetical $10 per share;

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After the consolidation and completion of the IPO, your investment will be subject to market risk and the trading price of the operating partnership units and Class A common stock may fluctuate significantly and may trade at prices below the IPO price. Your ability to sell operating partnership units and shares of Class A common stock will be subject to the restrictions of applicable U.S. federal and state securities laws and subject to the lock-up period described herein;

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The value of the operating partnership units and common stock to be received by the participants in connection with the consolidation may be less than the fair market value of the participants’ participation interests in the subject LLCs;

•	The consolidation of your subject LLC into the company involves a fundamental change in the nature of your investment, including:

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You no longer will hold a participation interest in a subject LLC that owns an interest in a single property subject to an operating lease located in Manhattan. Instead, you will own operating partnership units in the operating partnership and/or shares of common stock in the company if the consolidation is consummated, which will own a portfolio of office and retail assets in Manhattan and the greater New York metropolitan area. The company will own, and in the future may invest in, types of properties different from those in which your subject LLC has invested, and you may be subject to increased risk because of the larger number of properties and broader types of properties held by the company;

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Historically, the supervisor generally has not reinvested the proceeds from a sale of properties by investment programs that it supervises, although it is not restricted from doing so. Net proceeds which are not reinvested or reserved in the supervisor’s discretion would be distributed to the participants in accordance with each subject LLC’s organizational documents. As the company expects to reinvest the proceeds from sales of its properties, you likely will not receive a distribution of any such proceeds, and such reinvestments may be made in properties that are not profitable;

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While the participants in Empire State Building Associates L.L.C. in 2008 authorized the supervisor to obtain financing to invest in properties, none of the subject LLCs has acquired any additional properties. The company may raise additional funds through equity or debt financings to make future acquisitions of properties. You may be subject to the risk that the company’s future issuances of debt or equity securities or the company’s other borrowings will reduce the market price of the operating partnership units or shares of Class A common stock and dilute your ownership in the company;

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You will have different voting rights as a result of the consolidation. As a holder of participation interests in a subject LLC, you generally have voting rights only on the sale, mortgage or transfer of the interest in the property, modification of the existing lease on the property held by your subject LLC or entry into a new lease affecting your subject LLC. As a stockholder of the company, you will have voting rights that permit you to elect the board of directors and to approve certain major actions such as mergers and sales of all or substantially all of the assets of the company. Such voting rights do not include the right to consent to a financing;

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As a result of the consolidation, you will no longer own a participation interest in your subject LLC which entitles you to a pro rata share of distributions made to participants in your subject LLC derived from cash flow from operations or cash flow from sales or financings. Your subject LLC makes small regular monthly distributions and annual distributions out of overage rent to the extent paid under the operating lease, in each case, to the extent of available cash flow. You will hold operating partnership units in the operating partnership and/or shares of common stock in the company, which will entitle you to a per share/unit amount of dividends and distributions paid with respect to the operating partnership units and common stock (which are expected to be paid quarterly and include distributions of at least 90% of the company’s annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains), as is required for the company’s continued REIT qualification), if, as and when declared by the board of directors of the company. The amount of such dividends and distributions and the timing thereof will be established by the board of directors; and

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As a result of the consolidation, the Malkin Holdings group and its affiliates will no longer receive supervisory fees and distributions on account of their participation interests and override interests. Anthony E. Malkin, David A. Karp, Thomas P. Durels and Thomas N. Keltner, Jr., executives of the supervisor, will become officers, and Mr. Malkin will become a director, of the company, and will receive customary salaries, bonuses and benefits as determined by the company’s board of directors, in addition to dividends and distributions payable to the Malkin Holdings group in respect of shares of common stock and operating partnership units they hold.

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Participants will receive operating partnership units, unless they elect to receive shares of Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. While the holders of operating partnership units generally will have the same rights to distributions as stockholders in the company, holders of operating partnership units will not have the same voting rights as stockholders, although participants will have the right to elect to receive Class B common stock, which vote together as a class with the Class A common stock, in lieu of a portion of their operating partnership units;

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While the operating partnership units issued to participants in the subject LLCs are expected to be listed on the NYSE, they will not be acquired by investors in the IPO. The market for the operating partnership units may be more limited than for the Class A common stock, and, accordingly participants who receive operating partnership units may not be able to liquidate their investment prior to 12 months after the completion of the IPO when they can redeem all or a portion of their operating partnership units for a cash amount equal to the then-current market value of one share of Class A common stock per operating partnership unit, or, at the company’s election, to exchange each such operating partnership unit for a share of Class A common stock on a one-for-one basis;

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The operating partnership units to be issued to participants in the subject LLCs (other than the Wien group) will be issued in three separate series, each of which will be listed and traded separately. Because the operating partnership units are in separate series, there will be fewer holders of each series. While each of the series has the same rights, the tax consequences to a participant that receives, and a subsequent purchaser of, operating partnership units of a particular series will be different than those to a participant that receives, and a subsequent purchaser of, operating partnership units of another series (based on different and unique tax attributes of the properties being contributed by each of the subject LLCs). These factors may adversely affect the market for operating partnership units. To avoid such factors and to achieve liquidity, holders of operating partnership units may elect to exercise their redemption rights with respect to such operating partnership units, which commence 12 months after the completion of the IPO, and, if applicable, sell the Class A common stock received in exchange;

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While the subject LLCs’ exchange values have been determined based on the Appraisal by the independent valuer, which has also delivered a fairness opinion, no independent representative was retained to negotiate on behalf of the participants. There are 23 subject LLCs and private entities and groups with different interests in many of these entities. The supervisor does not believe that a single independent representative could have represented the interests of all participants and believes that to locate and retain an independent and equally competent and qualified representative for each separate interest in the consolidation is not possible. The supervisor represents the interests of all participants in the subject LLCs and private entities. The supervisor has served the same role in the past for sales of other properties with different groups of participants, which included the sale of three office properties in New York City in the past fifteen years, 200 Fifth Avenue (known as the International Toy Center), 498 Seventh Avenue and 500-512 Seventh Avenue, and believes it is not required to retain any independent representative on behalf of each group of participants or all of the participants as a whole. The supervisor believes the Appraisal prepared by the independent valuer serves the purposes of representing all parties fairly and that the consolidation is fair to all participants regardless of the absence of any such independent representative. If a representative or representatives had been retained for the participants, the terms of the consolidation might have been different and, possibly, more favorable to the participants;

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While the independent valuer appraised each property, the independent valuer’s fairness opinion addressed only the allocation of consideration (Class A common stock, Class B common stock, operating partnership units or cash consideration) (i) among the subject LLCs, the private entities and the management companies and (ii) to the participants in each subject LLC and each private entity (without giving effect to any impact of the consolidation on any particular participant other than in its capacity as a participant in each of the subject LLCs and each of the private entities);

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The independent valuer’s fairness opinion cannot address the market value of the operating partnership units and/or common stock you will receive, which can only be set by the market value at the time the IPO is consummated;

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For each subject LLC, approval of the consolidation by the requisite vote of the participants will cause the subject LLC to participate in the consolidation, whether you vote “FOR” or “AGAINST” the consolidation;

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The organizational documents provide that if more than a specified percentage of participation interests in Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. approve an action, the agents may purchase on behalf of the subject LLC the participation interests of participants who do not approve such action, and that price would be substantially below the exchange value of the participation interests. If the required supermajority consent of the participation interests in a subject

LLC approves the consolidation, an agent’s participating group will purchase on behalf of the subject LLC the participation interests of the participants that do not approve the consolidation, at a price substantially below the exchange value of the participation interests;

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If the required percentage of participation interests in a subject LLC approves the consolidation and the subject LLC is consolidated with the company, the subject LLC no longer can enter into alternatives to the consolidation. These alternatives include (i) continuation of the subject LLC and (ii) a sale of the subject LLC’s interest in the property followed by the distribution of the net proceeds to its participants;

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From inception, the supervisor has represented many different ownership interests, and the subject LLCs and the private entities, therefore, have been exposed to conflicts of interest. For example, the supervisor and persons associated with the supervisor act as an external manager for all of the entities (including the subject LLCs and operating lessees), serve as agents for the participants in the subject LLCs and certain of the private entities, determine when to make recommendations on sales, financings and operations of the properties, and make or recommend all operating and leasing decisions in all operating entities and all decisions of the subject LLCs. Decisions made with regard to property operations dictate the cash available for distribution to the subject LLCs;

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The Malkin Holdings group will receive shares of Class A common stock and Class B common stock and operating partnership units which are exchangeable for cash or, at the company’s election, Class A common stock, having an aggregate value of $641,745,376, which they will receive in accordance with the allocation of exchange value based on the Appraisal. The amounts allocated to the Malkin Holdings group are based on the hypothetical $10 per share exchange value that the supervisor arbitrarily assigned for illustrative purposes, and consists of: their interests as participants which will be allocated to them on the same basis as other participants; their interests as holders of override interests which will be allocated to them in accordance with the subject LLCs’ and private entities’ organizational documents; and their interests in the management companies, which will be allocated to them in accordance with the valuations of the management companies by the independent valuer. This is in addition to shares of Class A common stock issuable in respect of the voluntary pro rata reimbursement program consented to by participants in the subject LLCs and its share of distributions of any cash available for distribution from the subject LLCs prior to the consolidation. The Malkin Holdings group also will receive other benefits from the consolidation, and have interests that conflict with those of the participants. See “—Conflicts of Interest and Benefits to the Supervisor and its Affiliates.”

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If you receive solely Class A common stock, you generally will recognize gain or loss for U.S. federal income tax purposes with respect to your participation interest equal to the amount by which the value of any shares of Class A common stock you receive in connection with the consolidation, plus the amount of liabilities allocable to your participation interest, exceeds your tax basis in your participation interest. You will recognize “phantom income” (i.e., income in excess of the value of any shares of Class A common stock you receive) if you have a “negative capital account” with respect to your participation interest. The supervisor urges you to consult with your tax advisor to evaluate the tax consequences to you in your particular circumstances as a result of the consolidation;

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To the extent you receive or are deemed to receive common stock you may also recognize gain or loss for U.S. federal income tax purposes, as more fully discussed under “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation” and “—U.S. Federal Income Tax Considerations of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings.” The supervisor urges you to consult with your tax advisor to evaluate the tax consequences to you in your particular circumstances as a result of your participation in the consolidation;

•	The supervisor may not approve a third-party portfolio transaction even if it provides for more consideration than to be issued or paid pursuant to the consolidation. The supervisor does not expect that it would approve a third-party portfolio transaction unless the supervisor believes it is an adequate premium above the value expected to be realized over time from the consolidation. The supervisor has agreed that it will not accept a third-party offer unless it is unanimously approved by a committee which will include representatives of the supervisor and a representative of the Helmsley estate;

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If the required percentage of the participants consent to the third-party portfolio proposal, participants in Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. who voted “AGAINST” the third-party portfolio proposal, did not return a consent form or “ABSTAINED” will be bought out regardless of whether there is a third-party portfolio offer at a price substantially below the exchange value of their participation interests;

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At the time you vote on the third-party portfolio proposal, there will be significant uncertainties as to the terms of any third-party portfolio transaction, which may not be received until after the consent solicitation has been completed, including the amount of consideration you would receive if a third-party portfolio transaction is consummated. These uncertainties affect your ability to evaluate the third-party portfolio proposal. The supervisor may approve a third-party portfolio transaction which you may view as less favorable than the consolidation; and

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The supervisor, the agents and their affiliates serve in their respective capacities with respect to each subject LLC and each private entity, and, as such, have conflicts of interest in connection with decisions concerning the terms of a third-party portfolio transaction.

Ownership of Operating Partnership Units in the Operating Partnership and Shares of Common Stock in the Company

The following is a summary of the material risks of ownership of operating partnership units in the operating partnership and shares of common stock in the company.

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There is no assurance as to the amount or source of funds for the estimated initial cash distributions of the operating partnership or the company, and the expected initial cash distributions to the participants following the consolidation could be less than the estimated cash distributions participants would receive from their respective subject LLCs;

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All of the company’s properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect the company;

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Adverse economic and geopolitical conditions in general and in Manhattan and the greater New York metropolitan area commercial office and retail markets in particular, could have a material adverse effect on the company’s results of operations, financial condition and its ability to make distributions to its stockholders and holders of operating partnership units;

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There can be no assurance that the company’s renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that the company will achieve the results it expects from the renovation and repositioning program, which could materially and adversely affect the company’s financial condition and results of operations;

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The company may be unable to renew leases, lease vacant space or re-lease space on favorable terms as leases expire, which could materially and adversely affect the company’s financial condition, results of operations and cash flow;

•	The company is exposed to risks associated with property redevelopment and development that could materially and adversely affect its financial condition and results of operations;

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The company depends on significant tenants in its office portfolio, including LF USA, Legg Mason, Warnaco, Thomson Reuters and the Federal Deposit Insurance Corporation, which together represented approximately 18.2% of the company’s total portfolio’s annualized base rent as of March 31, 2012;

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The company’s dependence on rental income may materially and adversely affect its profitability, its ability to meet its debt obligations and its ability to make distributions to its stockholders and holders of operating partnership units;

•	The company’s option properties are subject to various risks, and the company may not be able to acquire them;

•	Competition for acquisitions may reduce the number of acquisition opportunities available to the company and increase the costs of those acquisitions, which may impede the company’s growth;

•	The observatory operations at the Empire State Building are not traditional real estate operations, and competition and changes in tourist trends may subject the company to additional risks;

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The broadcasting operations at the Empire State Building are not traditional real estate operations, and competition and changes in the broadcasting of signals over air may subject the company to additional risks, which could materially and adversely affect the company;

•	The company’s outstanding indebtedness upon completion of the IPO reduces cash available for distribution and may expose the company to the risk of default under its debt obligations;

•	The continuing threat of a terrorist event may materially and adversely affect the company’s properties, their value and the ability to generate cash flow;

•	The company may assume unknown liabilities in connection with the consolidation, which, if significant, could materially and adversely affect its business;

•	The departure of any of the company’s key personnel could materially and adversely affect the company;

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The company’s Chairman, Chief Executive Officer and President has outside business interests that will take his time and attention away from the company, which could materially and adversely affect the company;

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The company’s operating performance and value are subject to risks associated with real estate assets and the real estate industry, the occurrence of which could materially and adversely affect the company;

•	The company has no operating history as a REIT or as a publicly-traded company and its lack of experience could materially and adversely affect the company;

•	Certain provisions of Maryland law could inhibit changes in control of the company, which could negatively affect the market price of the Class A common stock;

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There will be no public market for the operating partnership units or common stock prior to the IPO and an active trading market may not develop or be sustained following the IPO, which may negatively affect the market price of the operating partnership units and shares of the Class A common stock and make it difficult for investors to sell their operating partnership units or shares;

•	Cash available for distribution may not be sufficient to make distributions at expected levels;

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Failure of the operating partnership to maintain its status as a partnership for U.S. federal income tax purposes and/or the company to qualify or remain qualified as a REIT would subject the operating partnership and/or the company to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to holders of operating partnership units and/or company shareholders; and

•

The REIT distribution requirements could require the company to borrow funds during unfavorable market conditions or subject the company to tax, which would reduce the cash available for distribution to the stockholders.

Conflicts of Interest and Benefits to the Supervisor and its Affiliates

From inception of the subject LLCs, the supervisor, the agents of the subject LLCs and their respective affiliates and related persons have served as supervisor, agents for groups of participants or in a similar capacity with respect to each subject LLC and each private entity with conflicts of interest and as such have conflicts of interest in connection with the consolidation. The supervisor and its affiliates will receive benefits as a result of the consolidation or a third-party portfolio transaction. These benefits and conflicts include:

•

The Malkin Holdings group will receive 64,174,538 shares of Class A common stock, Class B common stock and operating partnership units, which they will receive in accordance with the allocation of exchange value based on the Appraisal by the independent valuer. The amounts allocated to the Malkin Holdings group are based on the hypothetical $10 per share exchange value that the supervisor arbitrarily assigned for illustrative purposes, and consists of: their interests as participants which will be allocated to them on the same basis as other participants; their interests as holders of override interests which will be allocated to them in accordance with the subject LLCs’ and private entities’ organizational documents; and their interests in the management companies, which will be allocated to them in accordance with the valuations of the management companies by the independent valuer. This is in addition to shares of Class A common stock issuable in respect of the voluntary pro rata reimbursement program consented to by participants in the subject LLCs and its share of distributions of any cash available for distribution from the subject LLCs prior to the consolidation;

•

Following the consolidation, certain executives of the supervisor will be members of the senior management team and Anthony E. Malkin, an executive and principal of the supervisor, will be Chairman, Chief Executive Officer, President and a director of the company;

•

The company intends to enter into an employment agreement with Anthony E. Malkin providing for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances as described under “Management—Employment Agreement,” and it is expected that other members and officers of the supervisor will be officers and employees of the company;

•

Members, managers and officers of the supervisor, who will be employed by the company, will be indemnified by the company for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against them for actions taken as officers and as a director of the company and for actions taken on behalf of the supervisor and other management companies, in their capacities as such, including actions relating to the consolidation;

•

As part of the consolidation, the operating partnership intends to enter into a tax protection agreement with Peter L. Malkin and Anthony E. Malkin pursuant to which the operating partnership will agree to indemnify the Wien group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 1.6% of the aggregate exchange value) to be acquired by the operating partnership in the consolidation, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin, who are 78 and 75 years old, respectively, for the three other properties, (ii) the operating partnership’s failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership’s failing to make available to any of these investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such investor received in the consolidation. The company believes that it is consistent with market practice for significant contributing unitholders, such as the Malkin Group and the one additional third party investor in Metro Center, to be indemnified against certain tax liabilities as set forth in the tax protection agreement. Accordingly, the company believes it is appropriate to enter into a tax protection agreement. The operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after the IPO, the amount of the operating partnership’s indemnification obligations (based on tax rates applicable for the taxable year ending December 31, 2012, and exchange values, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $84.7 million.

•

The company will release (i) Anthony E. Malkin and Peter L. Malkin from all claims, liabilities, damages and obligations against them related to their ownership of interests in any of the subject LLCs or the private entities and (ii) certain members of the company’s senior management team who were officers or employees of the supervisor from all claims, liabilities, damages and obligations against them related to their ownership in the subject LLCs, the private entities and the management companies and their employment with the management companies that exist at the closing of the consolidation, other than breaches by them or entities related to them, as applicable, of the employment and non-competition agreement and the contribution agreements and the merger agreements entered into by them and these entities in connection with the consolidation;

•

Peter L. Malkin and Anthony E. Malkin will be released from or otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $1.12 billion of mortgage loans (including currently undrawn amounts) on the company’s properties, which will be assumed by the company upon closing of the IPO and the consolidation in respect of obligations arising after the closing. The guarantees and indemnities with respect to mortgage loans of many of the existing entities, including the subject LLCs, were undertaken by Messrs. Malkin and Malkin to meet a conventional lender requirement which became standard only long after such entities were formed. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with the company’s assumption of these mortgage loans, it will seek to have the guarantors released from these guarantees and indemnities and to have the company’s operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders do not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following the IPO and the consolidation, the company’s operating partnership will enter into indemnification agreements with the guarantors and/or indemnitors pursuant to which the company’s operating partnership will be obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness. The company believes that since the mortgage loans relating to the guarantees and indemnities will be assumed by the company upon closing of the consolidation, and it will have greater financial resources than the individual property owning entities which are subject to the mortgage loans, it is appropriate, and consistent with market practice, for Messrs. Malkin and Malkin to be indemnified by the company’s operating partnership if the lenders do not consent to the release of these guarantors and/or indemnitors. Under the organizational documents of the subject LLCs and private entities and applicable law, Messrs. Malkin and Malkin are already generally entitled to indemnification from the participants in the subject LLCs and the private entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence, including any such liabilities under these guarantees and indemnities. In addition, in connection with future mortgage loans that the company would enter into in connection with future property acquisitions or refinancing of the company’s properties, the company intends to enter into any necessary guarantees directly, and neither Messrs. Malkin and Malkin nor any of the company’s other directors, executive officers or stockholders would be expected to enter into such guarantees;

•

The supervisor and the Malkin Family may hold a greater interest (including their share of distributions in respect of the override interests) in other subject LLCs or private entities than in your subject LLC, including, in the case of 250 West 57th St. Associates L.L.C., the private entity which is the operating lessee of the property it owns. Accordingly, they would be benefited to the extent that a greater portion of the exchange value is allocated to other subject LLCs or private entities than to your subject LLC;

•

After the consolidation, the company intends to enter into management agreements with the entities that own interests in the excluded properties and excluded businesses, which entities are owned in part by Anthony E. Malkin. There may be conflicts of interest in the allocation of his time between the company and his other interests;

•	The operating partnership has entered into option agreements with three private entities controlled by the supervisor;

•

The company intends to enter into management agreements with the entities that own long-term leasehold, sub-leasehold and/or sub-subleasehold interests in the option properties, which entities are owned in part by Anthony E. Malkin, together with members of the Malkin Family and supervised by the supervisor;

•

Affiliates of the supervisor also will retain interests in the option properties, certain other properties to which the company will provide management services and certain excluded businesses. Affiliates of the supervisor are subject to conflicts of interest in connection with the terms of these arrangements;

•

Effective upon consummation of the consolidation, the company expects to grant long-term incentive plan units and/or restricted shares of Class A common stock, subject to certain vesting requirements to each of its executive officers, including officers of the supervisor;

•

The supervisor and its affiliates may have a conflict of interest in deciding whether to approve a third-party portfolio transaction and with respect to the terms of the third-party portfolio transaction due to the benefits that the Malkin Holdings group could receive in that transaction and

•	The Malkin Family could receive tax benefits from a third-party portfolio transaction that are more favorable than those received by other participants.

The Consolidation

Principal Components of the Consolidation

The consolidation will consist of the following principal components:

•

The subject LLCs that approve the consolidation will contribute their assets to the operating partnership or subsidiaries of the operating partnership. As a result, the company will own an interest in each subject LLC’s property indirectly through its ownership of the operating partnership, and the operating partnership or its subsidiaries generally will assume each subject LLC’s liabilities. Each participant in the subject LLCs will receive operating partnership units, unless he or she elects to receive shares of Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. The company will issue operating partnership units, Class A common stock and Class B common stock to the participants in the subject LLCs in accordance with their elections. Each subject LLC will enter into a contribution agreement conditioned on (i) the requisite consent of the participants in the subject LLC; (ii) the closing of the IPO and the listing of the operating partnership units and Class A common stock on the NYSE or another national securities exchange; (iii) the closing of the consolidation no later than December 31, 2014; (iv) the participation by Empire State Building Associates L.L.C. and Empire State Building Company L.L.C., the private entity that is the operating lessee of the Empire State Building, in the consolidation; and (v) other customary conditions;

•

Based on the hypothetical exchange value of $10 per share which the supervisor has arbitrarily assigned for illustrative purposes, the company will issue to participants and holders of override interests in the private entities 113,478,686 operating partnership units having an exchange value of $1,134,786,855; 5,714,138 shares of Class A common stock having an exchange value of $57,141,376; and 821,320 shares of Class B common stock having an exchange value of $8,213,198 and the company will issue to equity holders in the management companies 809,703 operating partnership units having an exchange value of $8,097,032; 765,900 shares of Class A common stock having an exchange value of $7,659,000; and 16,524 shares of Class B common stock having an exchange value of $165,246, (not including, in each case, any additional shares of Class A common stock that may be issued to charitable organizations as described below). In addition, participants in the private entities who are non-accredited investors who would have been entitled to 6,977,044 shares of common stock on a fully diluted basis having an exchange value of $69,770,436, will receive cash at a price per share equal to the offering price in the IPO. Participants in the private entities who are charitable organizations, including the Helmsley estate, who would have been entitled in the aggregate to 104,616,456 shares of common stock on a fully diluted basis having an exchange value of $1,046,164,562 that have made a cash election will receive cash, subject to a cut back (at a price per share equal to the IPO price reduced by the underwriting discount per share paid by the company in the IPO) and will receive Class A common stock for the balance;

•

The Malkin Holdings group and the Helmsley estate will receive the largest amount of consideration in the consolidation, because they hold participation interests and, in the case of the Malkin Holdings group, overrides, issued to them or their predecessors during a period of more than 60 years in respect of their cumulative cash investments and their roles in the entity formation and property operations with respect to (a) all of the entities and properties in the case of the Malkin Holdings group including the activities of Lawrence A. Wien, Peter L. Malkin and Anthony E. Malkin for many decades and (b) a large number of them in the case of the Helmsley estate;

•

As part of the consolidation, each private entity will contribute its property interest and other assets, other than interests in certain properties excluded from the consolidation, to the operating partnership or its subsidiary, in exchange for operating partnership units or, at the option of the participants in the private entities, shares of common stock and/or cash. The private entities (including the operating lessees) with the required consent of their participants, have agreed to transfer their interests in the properties, including their interests in the operating lessees, as part of the consolidation. Each private entity has entered into a contribution agreement conditioned on (i) the closing of the IPO and the listing of the operating partnership units and Class A common stock on the NYSE or another national securities exchange; (ii) the closing of the consolidation no later than December 31, 2014; (iii) the contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building; (iv) the delivery of a fairness opinion by the independent valuer to the private entities and (v) other customary conditions;

•

The company will acquire pursuant to a contribution agreement with the supervisor and the Wien group the participation interests held by the Wien group in the subject LLCs and override interests of the supervisor in the subject LLCs in exchange for operating partnership units. The override interests under which the supervisor will share in the proceeds from the consolidation are contractual rights, previously and separately documented. In the case of each of Empire State Building Associates L.L.C. and 250 West 57th Street Associates L.L.C., the overrides were agreed to by participants on an individual, voluntary basis and provide the supervisor with 10% of the distribution of capital proceeds otherwise payable to participants that have agreed to the voluntary capital override program after they have received a return of their original investment. In the case of 60 East 42nd Street Associates L.L.C., the override is payable pursuant to its organizational documents and provides that supervisor is entitled to 10% of the distributions (without specifying the source of distributions) after the members have received distributions equal to a return at the rate of 14% on their cash investment in the year in which the distribution is made. Each of the overrides was valued based on the amount distributable to the supervisor under the terms of the override. The overrides were granted by the participants in either the subject LLCs’ organizational documents or in the subsequent, separate voluntary agreements entered into individually, to permit the supervisor to share in benefits resulting from improvements in the property’s operating results and value, and the supervisor did not pay any consideration for the overrides. The participation interests in each of the subject LLCs held by the Malkin Holdings group were acquired from Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., respectively, for the same consideration paid by other participants or were purchased from participants at a purchase price equal to or in excess of the original purchase price;

•

Each share of Class A common stock entitles the holder to one vote. Operating partnership units have economic rights similar to the Class A common stock but do not have the right to vote on matters presented to holders of Class A common stock and Class B common stock. The participants in the subject LLCs have an option to elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Accredited investors in the private entities and the management companies had the same option at the time they made their election of consideration in the private solicitation. The Class B common stock provides its holder with a voting right that is no greater than if such holder had received solely Class A common stock in the consolidation. Each outstanding share of Class B common stock entitles the holder to 50 votes on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Each share of Class B common stock has the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. One share of Class B common stock may be converted into one share of Class A common stock at any time, and one share of Class B common stock is subject to automatic conversion into one share of Class A common stock upon a direct or indirect transfer of such share of Class B common stock or certain transfers of the operating partnership units held by the holder of Class B common stock (or a permitted transferee) to a person other than a permitted transferee;

•

The company will acquire through merger the supervisor and the other management companies, which are owned by the same persons as own the supervisor. Holders of interests in the management companies will receive shares of common stock or operating partnership units in exchange for the interests in such entities;

•

Charitable organizations, including the Helmsley estate, were granted a cash option in connection with their interests in the private entities. These charitable organizations had the option to receive cash at a price per share equal to the IPO price per share (reduced by the underwriting discount per share paid by the company in the IPO) to the extent of cash available from the IPO for this purpose after providing cash to redeem non-accredited investors in the private entities and other uses of proceeds. To the extent that there is not sufficient available cash to pay in full the cash payable to electing charitable organizations, there will be a pro rata reduction in the cash received by each electing charitable organization and the balance will be in the form of Class A common stock;

•

Pursuant to the cash option referred to in the preceding paragraph, the Helmsley estate and other charitable organizations have exercised the cash option as to all of the operating partnership units issuable to them by the private entities in the consolidation (which based on the exchange values represents 25.71% for the Helmsley estate and 0.60% for the other charitable organizations, respectively, of the common stock on a fully-diluted basis or $1.046 billion of the exchange value in the aggregate) and will receive Class A common stock, Class B common stock and/or operating partnership units to the extent that the cash available for this purpose is insufficient to pay all of the consideration in cash. The Helmsley estate will also receive an amount equal to any New York City transfer tax savings resulting from its status as a charitable organization. In addition, the company and the Helmsley estate have also agreed that if the IPO is upsized after the effective time of the registration statement filed in connection with the IPO or if the underwriters in the IPO exercise their option to purchase additional shares of Class A common stock, all additional net proceeds from the sale of Class A common stock issued by the company in such upsize or option will be allocated solely to the Helmsley estate for purposes of the consolidation at the same value as the cash option described above;

•

The company has provided the Helmsley estate with the cash option described above. Following the consummation of the consolidation and the IPO, the Helmsley estate is anticipated to continue to own a sizeable position in the company. Therefore, in light of the Helmsley estate’s desire, and requirement, to sell all or a significant portion of its post-IPO position, which could adversely affect the market price of the company’s Class A common stock following the IPO, the supervisor structured elements of the consolidation and the IPO, including this cash option, to minimize the Helmsley estate’s post-IPO position. The company also has provided that the net proceeds from any potential upsizing of the IPO or any exercise of the underwriters’ over-allotment option would also be applied to the Helmsley estate’s cash election to further reduce the Helmsley estate’s position in the company. Such reduction of the Helmsley estate’s overhang would be viewed favorably by the market and would provide for a better trading market in the company’s Class A common stock following the IPO for the benefit of all stockholders. The company has also provided registration rights to the Helmsley estate to provide for an efficient and transparent process for the Helmsley estate to sell all or a portion of its remaining interest in the company following the IPO. The Helmsley estate may receive cash only to the extent of cash available from the IPO after providing cash to redeem non-accredited investors in the private entities and other uses of proceeds, and therefore does not reduce cash required for the company.

•

The company has entered into a representation, warranty and indemnity agreement with Anthony E. Malkin and his siblings, Scott D. Malkin and Cynthia M. Blumenthal, pursuant to which they have made limited representations and warranties to the company and the operating partnership regarding the entities, properties and assets to be contributed to the company and agreed to indemnify the company and the operating partnership for 12 months following the closing of the consolidation for breaches of such representations subject to a $1 million deduction and threshold of up to a maximum of $25 million. Other than these individuals, none of the Malkin Family, or other participants in the subject LLCs, private entities or management companies, will provide the company with any indemnification;

•

The operating partnership intends to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which the company will agree to indemnify the Wien group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 1.6% of the aggregate exchange value) to be acquired by the operating partnership in the consolidation, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin, who are 78 and 75 years old, respectively, for the three other properties, (ii) the operating partnership’s failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership’s failing to make available to any of these investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such investor received in the consolidation. The operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after the IPO, the amount of the operating partnership’s indemnification obligations (based on tax rates applicable for the taxable year ending December 31, 2012, and exchange values, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $84.7 million;

•	The company intends to enter into management agreements with the entities that own interests in the excluded properties and the excluded businesses;

•

The operating partnership has executed option agreements with three private entities supervised by the supervisor, one of which is the ground lessee of the property located at 112-120 West 34th Street and fee owner of the property located at 122 West 34th Street, one of which is the operating lessee of 112-122 West 34th Street and one of which is the ground lessee of 1400 Broadway, pursuant to which each of these private entities has granted to the operating partnership an option to acquire fee, long-term leasehold, sub-leasehold and/or sub-subleasehold interests in the option properties, as applicable. Concurrent with the closing of the consolidation, the company intends to enter into management agreements with respect to each of the option properties. Each of the Malkin Holdings group and the Helmsley estate owns interests in such private entities. Based on the exchange values the option properties would have had, calculated in accordance with the methodology used to derive the exchange values for the subject LLCs and the private entities, the Malkin Holdings group would receive consideration having an aggregate value of $69,512,125 in respect of its participation interests and overrides in the entities which own the option properties, and the Helmsley estate would receive consideration having an aggregate value of $143,808,984 in respect of its participation interests in such entities;

•

As a result of the consolidation, the company will assume approximately $1.05 billion of total debt (based on March 31, 2012 pro forma outstanding balances), and the company expects to have approximately $170.1 million of additional borrowing capacity under its loans on a pro forma basis;

•	The company will sell shares of Class A common stock in the IPO and will contribute the net proceeds from the IPO to the operating partnership in exchange for operating partnership units and

•

Effective upon consummation of the consolidation, the company expects to grant long-term incentive plan units and/or restricted shares of Class A common stock, subject to certain vesting requirements, to certain members of the senior management team, including officers of the supervisor.

The supervisor and its principals and certain of the private entities own interests in other properties, including the option properties, assets and businesses that will not be contributed to the company. The supervisor provides supervisory or advisory services with respect to certain of these properties. The company intends to enter into management agreements with the entities that own interests in these excluded properties and excluded businesses after consummation of the consolidation.

The company and the supervisor have required that the consolidation be completed no later than December 31, 2014.

The following charts show the organization of each subject LLC prior to the consolidation:

Empire State Building Associates L.L.C.

(1)	Represents a voluntary capital override agreed to by approximately 94% of the participants and documented individually with each participant who granted the override, which provides the supervisor with 10% of the distribution of capital proceeds otherwise payable to participants that have agreed to the voluntary capital override program after they have received a return of their original investment. The supervisor will receive distributions on the voluntary capital overrides with respect to the consideration from the consolidation, because such consideration constitutes capital proceeds. Assuming that the enterprise value determined in connection with the IPO were the same as the aggregate exchange value, such overrides would comprise approximately 9.14% of the economic value of Empire State Building Associates L.L.C. These voluntary capital overrides were solicited pursuant to consent solicitation statements dated September 13, 1991, September 14, 2001 and June 9, 2008.

(2)	This override, which is not a voluntary override, is payable pursuant to the original offering documents for Empire State Building Associates L.L.C. and provides the supervisor the right to receive additional payments equal to 6% of any distributions of overage rent received under the operating lease, 6% of 50% of the amount of the reduction in mortgage charges due to the repayment of the purchase money mortgage placed at the time of the original acquisition by Empire State Building Associates L.L.C. of its interest in the Empire State Building and 6% of 50% of certain scheduled reductions in ground rent payable by Empire State Building Associates L.L.C. under the operating lease.

60 East 42nd St. Associates L.L.C.

(1)

The override, which is not a voluntary override, represents a contractual obligation of the subject LLC payable pursuant to a consent of participants in 1968 and provides that supervisor is entitled to receive 10% of all additional amounts paid out (without specifying the source of distributions) after the members have received distributions equal to a return at the rate of 14% on their cash investment in the year in which the distribution is made. The supervisor will receive distributions on the override with respect to the consideration from the consolidation, because such consideration constitutes capital proceeds. Assuming that the enterprise value determined in connection with the IPO were the same as the aggregate exchange value, such override would comprise approximately 9.97% of the economic value of 60 East 42nd St. Associates L.L.C.

250 West 57th St. Associates L.L.C.

(1)

Represents a voluntary capital override agreed to by approximately 79.6% of the participants and documented individually with each participant who granted the override, which provides the supervisor with 10% of the distribution of capital proceeds otherwise payable to participants that have agreed to the voluntary capital override program after they have received a return of their original investment. The supervisor will receive distributions on the voluntary capital overrides with respect to the consideration from the consolidation, because such consideration constitutes capital proceeds. Assuming that the enterprise value determined in connection with the IPO were the same as the aggregate exchange value, such overrides would comprise approximately 7.44% of the economic value of 250 West 57th St. Associates L.L.C. These voluntary capital overrides were solicited pursuant to consent solicitation statements dated March 10, 2004 and May 17, 2006. All of these override interests are owned by the Malkin Holdings group.

(2)	The override, which is not a voluntary override, is payable pursuant to a consent of participants in 1968, represents the right to receive 10% of all cash distributions (other than from mortgage, sale or condemnation proceeds) in excess of 15% on the remaining cash investment in any one year.

The following chart shows the percentage ownership of the common stock on a fully diluted basis in the company (assuming exchange of all operating partnership units for Class A common stock, conversion of all Class B common stock into Class A common stock, and that no cash is paid to any participants) after closing of the consolidation but prior to the closing of the IPO, allocable to each of the entities shown in the table (including the Helmsley estate, which has made a cash election as described under “Related Party Transactions—Transactions Relating to the Consolidation”), and assuming the consolidation is approved by all three subject LLCs:

(1)	15.67% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 0.08% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(2)	6.68% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 63.75% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(3)	17.19% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 0.39% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(4)	16.75% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 27.0% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(5)	14.14% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 0.28% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(6)	33.15% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 31.50% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(7)	27.27% of the shares of common stock on a fully diluted basis issuable to the other private entities is allocable to the Malkin Holdings group and 20.49% of the shares of common stock on a fully diluted basis issuable to the other private entities is allocable to the Helmsley estate.
(8)	All of the shares of common stock on a fully diluted basis issuable to the entity are allocated to the Malkin Holdings group.
(9)	16.10% of the shares of common stock on a fully diluted basis is allocable to the Malkin Holdings group and 25.71% of the shares of common stock on a fully diluted basis is allocable to the Helmsley estate.

The following charts show, for each of the properties owned by the subject LLCs, the relative exchange value of the applicable property attributable to the subject LLC, the operating lessee, and, for each of the subject LLCs and operating lessees, the participants’ interests and override interests associated with the subject LLCs and operating lessees’ override interests, except as otherwise noted, are held by the Malkin Holdings group:

(1)	Voluntary capital transaction override.
(2)	$54,498,551 of the overrides are paid to persons other than the Malkin Holdings group. The additional overrides not owned by the Malkin Holdings group are owned primarily by members of the Wien group (who are not members of the Malkin Family). Such overrides were created under agreements with participants who acquired their interests from Lawrence A. Wien, and they were transferred to members of the Wien group as descendants of Lawrence A. Wien. In addition, a portion of the overrides held by persons other than the Malkin Holdings group are held by other persons not members of the Wien group who sold their participation interests, but retained an override interest.

(1)	Voluntary capital transaction override.
(2)	$11,915,710 of the overrides are paid to persons other than the Malkin Holdings group. The additional overrides not owned by the Malkin Holdings group are owned by members of the Wien group (who are not members of the Malkin Family). The override interests were created under the agreements in which participants received their interests from Lawrence A. Wien and were transferred to members of the Wien group as descendants of Lawrence A. Wien.

The following chart shows the organization of the company after the consolidation and prior to the IPO, assuming the consolidation is approved by all three subject LLCs and no cash is paid to any participants (including the Helmsley estate), other than to non-accredited investors in the private entities:

The Class A common stock, Class B common stock and operating partnership units represent 50.80%, 0.29% and 48.91%, respectively, of the common stock, on a fully diluted basis.

What You Will Receive if Your Subject LLC is Included in the Consolidation

If the consolidation is approved by the participants in your subject LLC and is consummated, you will receive operating partnership units and/or shares of common stock as consideration for your participation interest, as described below.

Operating Partnership Units. You will receive operating partnership units, unless you elect to receive, in exchange for your participation interests, Class A common stock, or, to a limited extent, as described below, Class B common stock. The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs (other than the Wien group) and in a separate series to the participants in the private entities receiving operating partnership units and the Wien group. Each series of operating partnership units will have identical rights as to distributions, liquidation and rights as limited partners of the operating partnership.

Based upon the Appraisal that the independent valuer prepared, the number of operating partnership units and/or common stock you will receive was allocated as follows:

•	The exchange values were first determined for each subject LLC, each private entity and the management companies as follows:

•	The appraised values of the interests in the properties owned by the subject LLCs, the private entities and the management companies were determined by the independent valuer,

•	The appraised values were adjusted by the independent valuer as described more fully in “Reports, Opinions and Appraisals” to determine the exchange values and

•	The supervisor reviewed and approved the exchange values.

•

To allocate the operating partnership units and common stock, the supervisor arbitrarily assigned a hypothetical $10 per share exchange value for illustrative purposes and arbitrarily assumed that the enterprise value of the company is equal to the aggregate exchange value of all of the contributed assets. The independent valuer allocated to each subject LLC a number of operating partnership units and shares common stock equal to the exchange value of its assets divided by $10. See the section entitled “Summary—Allocation of Consideration in the Consolidation.”

In accordance with each subject LLC’s organizational documents, all of the operating partnership units and shares of common stock were allocated to the participants holding participation interests in the subject LLC, after taking into account the allocations in respect of the supervisor’s override interest.

The allocation of operating partnership units and common stock to the participants in this prospectus/consent solicitation is based on the hypothetical $10 per share exchange value arbitrarily assigned by the supervisor to illustrate the number of shares of common stock that a participant would receive if the enterprise value of the company determined in connection with the IPO were the same as the aggregate exchange value and the IPO price were $10 per share of Class A common stock. The actual number of shares of common stock, on a fully-diluted basis, issued in the consolidation will equal the enterprise value (which will be allocated to each of the subject LLCs, the private entities and the management companies in proportion to their relative share of the aggregate exchange value) divided by the IPO price. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

Pursuant to lock-up agreements, each participant in the subject LLCs and private entities may not sell or otherwise transfer or encumber shares of common stock or operating partnership units (i) with respect to 50% of the operating partnership units and shares of common stock owned by them at completion of the IPO, for a period of 180 days after the IPO pricing date and (ii) with respect to any remaining operating partnership units and shares of common stock, for a period of one year after the IPO pricing date, in each case without first obtaining the written consent of the representatives of the underwriters in the IPO. This includes Class A common stock issuable in exchange for the operating partnership units, which are only issuable in exchange for operating partnership units beginning 12 months after the completion of the IPO, and Class B common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of an aggregate of $        , with respect to Series ES units of limited partnership interest, $            , with respect to Series 60 units of limited partnership interest and $            , with respect to Series 250 units of limited partnership interest (in each case based on the IPO price). If all of the participants in each subject LLC elect to receive operating partnership units, the enterprise value equals the aggregate exchange value and the IPO price equals $10 per share, then each participant would be able to sell     % of his or her operating partnership units, with respect to Series ES units of limited partnership interest,     % of his or her operating partnership units, with respect to Series 60 units of limited partnership interest and     % of his or her operating partnership units, with respect to Series 250 units of limited partnership interest, in each case immediately, which is the minimum amount required to meet the listing standards of the national securities exchange.

However, the Malkin Family and the company’s directors and senior management team members may not sell any of the shares of common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) held by any of them until one year after the IPO pricing date. In addition, the company has agreed with the representatives of the underwriters, subject to certain exceptions, not to sell or otherwise transfer or encumber any such shares or securities (including operating partnership units) at the completion of this offering for a period of 180 days after the IPO pricing date without the prior written consent of the representatives of such underwriters.

Class A Common Stock. If you elect to receive Class A common stock in lieu of operating partnership units issuable to you, you will receive one share of Class A common stock for each operating partnership unit you would have otherwise been entitled to receive.

Class B Common Stock. Participants may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. The Class B common stock provides its holder with a voting right that is no greater than if such holder had received solely Class A common stock in the consolidation. Each outstanding share of Class B common stock entitles the holder to 50 votes on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Each share of Class B common stock has the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class  A common stock.

Why the Supervisor Believes the Consolidation is Fair to You

The supervisor believes that the terms of the consolidation are fair and that the consolidation will allow you to achieve liquidity and maximize the value of your investment in your subject LLC for the following principal reasons, as well as allowing the company to achieve costs savings, faster decision-making and greater and more efficient access to capital, all of which should increase the value of your investment:

•

The exchange values of each of the subject LLCs, the private entities and the management companies are based on the Appraisal by Duff & Phelps, LLC, the independent valuer. The independent valuer determined the exchange value, which was reviewed and approved by the supervisor. The supervisor believes that the allocations in accordance with the Appraisal by the independent valuer were in the best interests of the participants;

•

The supervisor believes that the expected benefits of the consolidation to you outweigh the risks and potential detriments of the consolidation to you. Some of those benefits are described above. The risks and potential detriments are discussed in “Risk Factors;”

•

The supervisor considered alternatives to the consolidation including the continuation of the subject LLCs without change and the liquidation of the subject LLCs and the distributions of the net proceeds to you (as described below). The supervisor does not believe that the subject LLCs could realize their allocable share of the value of the properties through a sale of the interests in the properties held by them. The supervisor believes that, over time, the likely value of the interest you will receive in the consolidation will be higher than the value of the consideration you would receive from any of the other alternatives as a result of increased efficiencies, growth opportunities and other opportunities for value enhancement;

•

The supervisor considered that each participant will be given the option to elect to receive operating partnership units, Class A common stock, or, to a limited extent, as described above, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. The operating partnership units would be issued in a transaction intended to be tax-deferred for U.S. federal income tax purposes. These options allow participants to receive the same form of consideration as the participants in the private entities and the Malkin Family;

•

The supervisor believes that the consolidation is fair to all participants in each subject LLC and as a whole, regardless of which particular combination of entities participates in the consolidation. Even if less than all of the subject LLCs participate in the consolidation, the supervisor believes that the participants in the subject LLCs that do participate will realize the benefits described under “—Benefits of Participation in the Consolidation.” There are no material differences among the subject LLCs (such as with respect to types of assets owned or investment objectives) that affect the reasons why the supervisor believes that the consolidation is fair to you. While the supervisor believes that it would be more beneficial to participants if all of the subject LLCs participate in the consolidation, the supervisor believes that, through a combination of the properties of the private entities, for which necessary approvals have been obtained, and the property interests of Empire State Building Associates L.L.C. and Empire State Building Company L.L.C., the company will be of sufficient size and have sufficient assets to allow participants to realize the benefits described under “Summary—Benefits of Participation in the Consolidation” even if one or both of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. do not participate in the consolidation;

•

While the subject LLCs’ exchange values have been determined based on the Appraisal by the independent valuer, which has also delivered a fairness opinion as described above, no independent representative was retained to negotiate on behalf of the participants. There are 23 subject LLCs and private entities and groups with different interests in many of these entities. The supervisor does not believe that a single independent representative could have represented the interests of all participants and believes that to locate and retain an independent and equally competent and qualified representative for each separate interest in the consolidation is not possible. The supervisor represents the interests of all participants in the subject LLCs and private entities. The supervisor has served the same role in the past for sales of other properties with different groups of participants, which included the sale of three office properties in New York City in the past fifteen years, 200 Fifth Avenue (known as the International Toy Center), 409 Seventh Avenue and 500-512 Seventh Avenue, and believes it is not required to retain any independent representative on behalf of each group of participants or all of the participants as a whole. The supervisor believes the Appraisal prepared by the independent valuer serves the purposes of representing all parties fairly and that the consolidation is fair to all participants regardless of the absence of any such independent representative;

•	While the supervisor has conflicts of interest which are described under “Conflicts of Interest,” the supervisor does not believe that these conflicts of interests affected its fairness determination;

•	In considering fairness, the supervisor considered the following:

•

The tax protection agreement, which the supervisor believes is consistent with market practice for transactions of this type and generally would require payment only if the company took or failed to take certain actions, which it does not currently intend to take or fail to take, as the case may be, with respect to the protected properties;

•

The option agreements, which the supervisor believes benefit the company by providing it with the right to acquire attractive properties complementary to the company’s portfolio on terms which the company believes are reasonable and with respect to which, any determination to be made by the company will be made by the company’s independent directors; and

•

The agreements to indemnify the principals of the supervisor for certain liabilities relating to the subject LLCs and the private entities; the supervisor believes it is reasonable for a REIT which is being formed to assume indemnification obligations relating to the operations of entities whose assets are being acquired. Under the organizational documents of the subject LLCs and private entities and applicable law, the principals of the supervisor are already generally entitled to indemnification from the participants in the subject LLCs and the private entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence.

•

The supervisor also took into account the terms of the compensation payable to persons in the Malkin Holdings group by the company after the closing of the consolidation as set forth under “Management—Executive Compensation,” which, the supervisor believes, are on terms customary for similar publicly-traded REITs and are based on recommendations of a compensation consultant and

•	The supervisor has adopted and concurs with the conclusions of the fairness opinion from and the Appraisal by the independent valuer, which are described below.

Appraisal

The independent valuer has delivered to the supervisor a copy of its report, based upon the review, analysis, scope, assumptions, qualifications and limitations described therein, as to the estimated fair market value of the properties owned by the subject LLCs and the private entities as of                     , 2012 (the “Appraisal”). The Appraisal, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is attached to this prospectus/consent solicitation as Appendix B and should be read in its entirety.

The independent valuer has appraised the properties utilizing solely the income approach to valuation. The income approach is based on the assumption that the value of a property or portfolio of properties can be represented by the present value of future cash flows. These cash flows are compiled into a value through either direct capitalization or discounted cash flow analysis, or a combination of the two. The indicated value by the income approach represents the estimated amount an investor would pay for the expected future stream of net cash flow generated by a property or a portfolio of properties (calculated as gross income less operating expenses, capital expenditures, and leasing costs) generated by a property or a portfolio of properties. As used herein, market value is defined by the Appraisal of Real Estate, Thirteenth Edition, as follows: “The most probable price, as of a specified date, in cash, or in terms equivalent to cash, or in other precisely revealed terms, for which the specified property rights should sell after reasonable exposure in a competitive market under all conditions requisite to fair sale, with the buyer and seller each acting prudently, knowledgeably and for self-interest, and assuming that neither is under undue duress.”

The income approach was relied upon in determining the market value of the properties owned by the subject LLCs and private entities (with the exception of the Stamford, CT land which utilized the sales comparison approach). The independent valuer believes that the income approach is the approach utilized by typical investors and other market participants in the local market of the properties owned by the subject LLCs and private entities, and was therefore determined to be the most reliable indicator of market value.

In performing the Appraisal, the independent valuer conducted investigations and inquiries as it deemed appropriate in establishing its estimates of value and made assumptions and identified qualifications and limitations that it considered necessary in its findings. The independent valuer’s opinion of the estimated value of the properties owned by each of the entities is as of July 1, 2011. They do not necessarily reflect the sales prices of the properties or portfolio that would be realized in actual sales of the properties or portfolio. These prices could be higher or lower than the appraised value of the properties or portfolio.

For further information, please see “Reports, Opinions and Appraisals—Appraisal.”

Fairness Opinion

The independent valuer has delivered to the supervisor and each of the subject LLCs and the private entities its opinion, dated                     , 2012, to the effect that, as of that date and subject to the assumptions, limitations and qualifications contained therein, the allocation of consideration (Class A common stock, Class B common stock, operating partnership units or cash consideration) (i) among each subject LLC, each private entity and the management companies was fair from a financial point of view to each such subject LLC, each such private entity and the participants in each such subject LLC and each such private entity, and (ii) to the participants in each subject LLC and each private entity was fair from a financial point of view to the participants in each such subject LLC and each such private entity (without giving effect to any impact of the consolidation on any particular participant other than in its capacity as a participant in each of the subject LLCs and each of the private entities). In this regard, the fairness opinion addressed the fairness of the consolidation assuming that each subject LLC and each private entity would participate in the proposed consolidation and did not address the fairness of all possible combinations in the proposed consolidation. The supervisor believes that, for reasons stated under “Recommendation and Fairness Determination – Material Factors Underlying Belief as to Fairness,” such opinion addressing the fairness of all possible combinations in the proposed consolidation is not necessary because the supervisor believes that the consolidation is fair, regardless of which particular combination of entities participates in the consolidation among any such combination.

Since each subject LLC will receive capital transaction proceeds from its contribution of assets to the company and distribute such proceeds to all its interest holders including the participants and the supervisor, as holder of the override interests, the consideration allocable to the supervisor, as holder of the override interests, will be determined based on the amount to which it is entitled under such constituent documents in connection with a distribution by each subject LLC of capital transaction proceeds. Accordingly, the amounts of consideration to each participant will take into account the override interests held by the supervisor for each of the subject LLCs. The fairness opinion took those override interests into account in addressing the fairness of the allocation of consideration (Class A common stock, Class B common stock, operating partnership units or cash consideration) to the participants in each subject LLC and each private entity.

The fairness opinion, dated                     , 2012, is attached as Appendix A to this prospectus/consent solicitation. You should read the independent valuer’s opinion in its entirety with respect to the assumptions made, matters considered and limits of the review undertaken by the independent valuer in rendering its opinion.

For further information, please see “Reports, Opinions and Appraisals—Fairness Opinion.”

Alternatives to the Consolidation

In determining whether to propose and recommend the consolidation, the supervisor considered several alternatives. The following discussion summarizes the alternatives to the consolidation that each subject LLC could have pursued. Each of the alternatives that the supervisor considered, including the alternatives discussed below, is described in more detail under the section entitled “The Consolidation—Alternatives to the Consolidation.”

The principal alternatives considered by the supervisor were:

•

Liquidation through the sale by each subject LLC of its interest in its property, either individually or as part of a third-party portfolio transaction, followed by a distribution of the net proceeds to its participants or

•	Continued management of each subject LLC as currently structured.

The supervisor also considered other alternatives:

•

The possibility of converting each subject LLC into a separate REIT that would list its shares on a national securities exchange. The supervisor believes that a REIT with a relatively small capitalization that is advised by an outside advisor and owns an interest in the ground lessor of a single property with most of its cash flow dependent on overage rent under the operating lease would not be well-received by traditional open-market purchasers of REIT common stock.

•

Listing of the participation interests of each subject LLC in its current form as a limited liability company on a national securities exchange. The supervisor believes there would be limited trading interest in the presently outstanding participation interests due to, among other things, (i) the fact that the subject LLCs have a relatively small capitalization, own an interest in a property which is operated by an operating lessee that has significant decision-making authority with respect to the property; and (ii) the two-tier subject LLC structure, including the relative lack of certain corporate governance attributes, such as the ability to elect directors.

•

Other means of producing liquidity for the participants, such as cash tender offers to acquire participation interests from participants or borrowing by the subject LLCs secured by their interests in properties to provide funds for distribution to participants. The supervisor believes that cash tender offers are costly and would not yield a good value for investors and that borrowing to fund added distributions is not a feasible alternative given that most of its cash flow is dependent on overage rent under the operating lease.

Advantages and Disadvantages of Liquidation Alternative. The supervisor believes that there would be advantages of a liquidation of your subject LLC, including:

•

Liquidation provides you with liquidity from a sale of an interest in the property owned by your subject LLC. You would receive your share of the net proceeds obtained from a sale of the interest in the property of your subject LLC;

•

The amount that you would receive would not depend on the stock market’s valuation of the company, but rather your share of the consideration received from a sale of the interests in the property of your subject LLC and

•	You would avoid the risks of continued ownership of your subject LLC or ownership of the company and/or the operating partnership.

The supervisor believes that there would be disadvantages to a liquidation of your subject LLC, including:

•

The interest in the property owned by the subject LLC on its own may not create demand from investors, may not be as attractive for financing for investors to acquire the property and has a higher risk profile than the interest in the property as part of a portfolio;

•	You would not participate in potential increases in value resulting from anticipated operating efficiencies, marketing efficiencies, capital market efficiencies and an improved governance structure;

•

You would not participate in potential increases in value resulting from (a) enhanced performance of the existing portfolio due to leasing available and expiring space at higher rents following the recent renovations and repositioning of the initial properties operated as a branded portfolio and (b) potential additional investments;

•

The supervisor does not believe that the subject LLCs could realize their allocable share of the value of the properties through a sale of the interests in the properties held by them. The operating lessees have agreed to transfer their interests in the properties as part of the consolidation, regardless of whether a subject LLC approves the consolidation, and, if the consolidation closes, it may not be possible for a subject LLC to realize its allocable share of the value of the entire property through a sale and

•	You may not have the option to improve both your liquidity options and participate in a tax-deferred transaction, which you may do under the consolidation.

While the supervisor believes the consolidation will provide greater benefits to participants than a liquidation, the supervisor believes it is in the best interest of the participants to approve the third-party portfolio proposal, which will allow the supervisor to consider a third-party offer, if one is made, as an alternative to the consolidation.

Advantages and Disadvantages of Continuation Alternative. The supervisor believes there would be advantages to the continued operation of the subject LLCs, including:

•	The participants would continue to receive regular monthly distributions from Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.;

•

The subject LLCs eventually may sell their interests in the properties and distribute the net proceeds, although the supervisor does not believe that such a sale would optimize the value of the participants’ participation interests;

•	Continuing the subject LLC without change avoids the risks related to the consolidation as described in this prospectus/consent solicitation and

•	Each subject LLC would retain the individual benefits of ownership of its interest in its property.

The supervisor believes that there would be disadvantages to the continued operation of the subject LLCs, including:

•

The interest in the property owned by the subject LLC on its own may not create demand from investors, may not be attractive for financing for investors to acquire the property and has a higher risk profile than the interest in the property as a portfolio.

•

Your investment would continue to be illiquid because your participation interest is not freely transferable and there is no established public trading market or market valuation for your participation interest;

•	The subject LLCs have limited roles in property operations;

•

The Helmsley estate is required under Leona Helmsley’s will to sell its interest in the private entities that are the operating lessees of the subject LLCs. Because the consent of both the Malkin Holdings group and the Helmsley Estate is required for action by Empire State Building Company L.L.C., the potential for deadlock exists, particularly after a sale of the Helmsley estate’s interest. In addition, the Helmsley estate owns a 35% interest in the operating lessee of 250 West 57th St. Associates L.L.C. and 30% in the operating lessee of 60 East 42nd St. Associates L.L.C. Any purchaser of the Helmsley estate interests will be able to block any decision of the operating lessee of the Empire State Building and will have influence over decisions made by the operating lessees of 250 West 57th St. Associates L.L.C. and 60 East 42nd St. Associates L.L.C.

•

The operation of the subject LLC is inefficient and costly in general and participants do not share in the same economic benefit that they would receive through ownership and operation of a property by a single entity with a modern governance structure;

•	The subject LLCs have a cumbersome and costly approval process for certain actions, including financings and

•	Your subject LLC owns an interest in a single property and is not diversified.

Comparison of Distributions

The following table sets forth a comparison of the distributions by the subject LLCs and by the company:

Subject LLC	Average Annual Distribution for the years ending December 31, 2007-2011 Per $1,000 Original Investment(1)	Estimated Annual Distribution to Stockholders of the Company Per $1,000 Original Investment(2)
Empire State Building Associates L.L.C.	$311	$
60 East 42nd St. Associates L.L.C.	$631	$
250 West 57th St. Associates L.L.C.	$1,098	$

(1)	Distributions each year consist of small regular monthly distributions out of basic rent and larger, but variable, distributions out of overage rent. The amount of distributions out of overage rent varies from year to year depending on factors such as:

•	capital expenditures funded out of operating cash flow which reduced distributions;

•	borrowings to fund capital expenditures which would otherwise have been paid out of operating cash flow, which increases overage rent and the amount available for distribution; and

•

non-recurring events that generate additional cash, such as early lease cancellations, which may increase distributions and non-recurring events that require expenditure of funds, which may decrease distributions.

Accordingly, participants should not treat the amount distributed in any year as indicative of the amount that they would have received in future years if the subject LLC continued its operations. After the consolidation, a diverse collection of properties will be combined with more efficient access to capital and, as a result, the supervisor expects that overall distributions should be more consistent with less fluctuation due to these factors.

(2)	The calculation of the estimated annual distributions to stockholders of the company is shown in the table under “Background of and Reasons for the Consolidation—Comparison of Distributions by the Subject LLCs and the Company—Distributions by the Company.”

Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent

In 1997, the supervisor commenced litigation and arbitration proceedings, which is referred to herein as the former property manager and leasing agent legal proceedings, to remove Helmsley-Spear, Inc. (after it was sold by entities controlled by Leona M. Helmsley), the former property manager and leasing agent, as property manager and leasing agent of the properties owned by the subject LLCs.

The successful outcome of the former property manager and leasing agent legal proceedings and the settlement thereof enabled the subject LLCs to conclude the termination of the former property manager and leasing agent as property manager and leasing agent (with the release of claims) and engage new independent property managers (except Empire State Building Associates L.L.C., which later became self-managed) and leasing agents and to launch strategic improvements and Malkin branding programs for the properties that the subject LLCs own. The supervisor also added engineering, marketing and tax/accounting staff to compensate for the former property manager and leasing agent’s deficiency. While the supervisor has believed from inception that it is entitled to be reimbursed for these litigation and arbitration expenses, it, together with Peter L. Malkin, advanced all costs pending the outcome.

Now, with the impending consolidation, the supervisor requests of each participant in each subject LLC, on a voluntary and individual basis, consent that a portion of your distributions to be received in connection with the consolidation or a third-party portfolio transaction, as applicable, be applied to reimburse the supervisor and Peter L. Malkin for a pro rata share of such advances, including interest at prime, from the date of each such advance. The same voluntary pro rata reimbursement program has been approved by holders representing 72.36% of the interests in the 13 private entities and other entities supervised by the supervisor to which the proposal has been made. These approvals include the Helmsley estate, which as part of an agreement with the supervisor covering this and other matters, has paid the voluntary pro rata reimbursement to the supervisor for its pro rata share of costs advanced, plus interest, which totaled $5,021,048.

If you consent to the voluntary pro rata reimbursement program, the supervisor and Peter L. Malkin will be reimbursed for your pro rata share of costs, plus interest, previously incurred out of your share of the excess cash of your subject LLC that is being distributed to participants, and, to the extent that is insufficient, the consideration that you would receive in the consolidation or the consideration that you would receive in a third-party portfolio transaction, as applicable, will be reduced by the balance and such balance would be paid to the supervisor and Peter L. Malkin in shares of Class A common stock, if the consolidation is consummated, or out of distributions that you would receive from the proceeds of a third-party portfolio transaction, if consummated, or out of distributions from operations of the subject LLC. To the extent that the supervisor and Peter L. Malkin have not otherwise been reimbursed from distributions in connection with the consolidation, 50% of any distributions to be paid to you in excess of your share of aggregate monthly distributions by the subject LLC equal to $3,889,333 per annum, $1,046,320 per annum and $720,000 per annum, respectively, for Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. for the period commencing January 1, 2008 (including any cumulative deficiency from prior months) will be applied to reimburse the supervisor and Peter L. Malkin for a pro rata share of such advances, including interest at prime from the date of each such advance, until your pro rata share of the costs is paid in full. Cumulative distributions equal to the target amount have been made for the period from January 1, 2008 through the date hereof and therefore there are no past cumulative deficiencies.

The table below shows the amount to be received by the supervisor out of the distributions of each consenting participant for each $1,000 of original investment by a participant pursuant to the voluntary pro rata reimbursement program:

	Exchange Value of Operating Partnership Units and/or Shares of Common Stock to be Received by Participants per $1,000 Original Investment
			Voluntary Reimbursement
			Per $1,000 Original Investment(2)	Total
Empire State Building Associates L.L.C.	$33,085	(1)	$101	$3,359,982
60 East 42nd St. Associates L.L.C.	$38,972		$237	$1,668,775
250 West 57th St. Associates L.L.C.	$35,722	(1)	$205	$740,572

(1)

Represents exchange value for participants subject to the voluntary override program. Participants in Empire State Building Associates L.L.C. not subject to the voluntary override program will receive an exchange value of shares of common stock and/or operating partnership units per $1,000 original investment of $36,650, and participants in 250 West 57th St. Associates L.L.C. not subject to the voluntary override program will receive an exchange value of shares of common stock and/or operating partnership units per $1,000 original investment of $39,468.

(2)	Empire State Building Associates L.L.C.’s, 60 East 42nd St. Associates L.L.C.’s and 250 West 57th St. Associates L.L.C.’s share of the aggregate voluntary reimbursement (before any reimbursements) is $3,150,896, $1,564,930, and $694,487, respectively, plus interest. The amount shown in the table includes accrued interest through March 31, 2012 and does not include interest which will accrue subsequent to March 31, 2012.

The consent to the voluntary pro rata reimbursement program is independent of your vote on the consolidation. Thus, you can consent to the program whether you voted “FOR,” “AGAINST,” “ABSTAIN” or failed to vote on the consolidation and the third-party portfolio proposal. Your failure to consent to the program will not affect whether or not the subject LLC participates in the consolidation or a third-party portfolio transaction.

See “Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent.”

Allocation of Consideration in the Consolidation

The following table sets forth for each subject LLC, each private entity and the management companies:

•	the exchange value of each subject LLC, each private entity and the management companies;

•	the percentage of total exchange value and percentage of total shares of common stock, on a fully-diluted basis, to be issued;

•

the number of shares of common stock, on a fully-diluted basis, to be allocated to each subject LLC, each private entity and the management companies based on the hypothetical exchange value of $10 per share arbitrarily assigned by the supervisor for illustrative purposes, including the number of operating partnership units to be allocated on account of the override interests of the supervisor and the Malkin Holdings group;

•

the value of common stock or operating partnership units based on the hypothetical exchange value of $10 per share arbitrarily assigned by the supervisor for illustrative purposes for each $1,000 of original investment in each subject LLC and its operating lessee;

•

the book value (deficit) of the assets determined in accordance with U.S. generally accepted accounting principles, which is referred to herein as GAAP, per $1,000 of original investment in each subject LLC and its operating lessee; and

•	the number of shares of common stock, on a fully-diluted basis, per $1,000 original investment in each subject LLC and its operating lessee:

				Per $1,000 Original Investment (except as otherwise noted)
Entity(1)	Total Exchange Value(2)(3)	Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(4)	Number of Shares of Common Stock, on a Fully-Diluted Basis(4)(5)	Value of Shares of Common Stock or Operating Partnership Units(3)	GAAP Book Value (Deficit) as of March 31, 2012	Number of Shares of Common Stock, on a Fully-Diluted Basis(5)
Empire State Building Associates L.L.C.
Participants (subject to voluntary override)	$1,026,181,242	25.7%	102,618,124	$33,085	$35	3,308
Participants (not subject to voluntary override)	$72,687,481	1.8%	7,268,748	$36,650	$35	3,665
Override Interests to the Malkin Holdings group(6)	$110,573,562	2.8%	11,057,356	NA	NA	NA
Other Override Interests	$0	0%	0	NA	NA	NA

Total	$1,209,442,285	30.4%	120,944,229
60 East 42nd St. Associates L.L.C.
Participants	$272,804,500	6.8%	27,280,450	$38,972	$(1,887)	3,897
Override Interests to the Malkin Holdings group	$30,202,722	0.8%	3,020,272	NA	NA	NA
Other Override Interests	$0	0%	0	NA	NA	NA

Total	$303,007,222	7.6%	30,300,722
250 West 57th St. Associates L.L.C.
Participants (subject to voluntary override)	$100,722,912	2.5%	10,072,291	$35,722	$(1,388)	3,572
Participants (not subject to voluntary override)	$30,798,514	0.8%	3,079,851	$39,468	$(1,388)	3,947
Override Interests to the Malkin Holdings group(6)	$10,564,842	0.3%	1,056,484	NA	NA	NA
Other Override Interests	$0	0%	0	NA	NA	NA

Total	$142,086,268	3.6%	14,208,627
Empire State Building Company L.L.C.(7)(8)
Members and Participants	$1,081,109,453	27.1%	108,110,945	$10,811,095	$2,601,832	1,081,109
Override Interests to the Malkin Holdings group	$54,167,577	1.4%	5,416,758	NA	NA	NA
Other Override Interests	$54,498,551	1.4%	5,449,855	NA	NA	NA

Total	$1,189,775,581	29.9%	118,977,558
Lincoln Building Associates L.L.C.(9)
Members	$258,229,175	6.5%	25,822,918	$258,229	$54,697	25,823
Override Interests to the Malkin Holdings group	$28,692,131	0.7%	2,869,213	NA	NA	NA
Other Override Interests	$0	0%	0	NA	NA	NA

Total	$286,921,306	7.2%	28,692,131
Fisk Building Associates L.L.C.(10)
Members and Participants	$91,818,702	2.3%	9,181,870	$918,187	$256,765	91,818
Override Interests to the Malkin Holdings group	$27,553,025	0.7%	2,755,303	NA	NA	NA
Other Override Interests	$11,915,710	0.3%	1,191,571	NA	NA	NA

Total	$131,287,437	3.3%	13,128,744
1333 Broadway Associates L.L.C.
Members	$136,432,404	3.4%	13,643,240

				Per $1,000 Original Investment (except as otherwise noted)
Entity(1)	Total Exchange Value(2)(3)	Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(4)	Number of Shares of Common Stock, on a Fully-Diluted Basis(4)(5)	Value of Shares of Common Stock or Operating Partnership Units(3)	GAAP Book Value (Deficit) as of March 31, 2012	Number of Shares of Common Stock, on a Fully-Diluted Basis(5)
1350 Broadway Associates L.L.C.
Peter L. Malkin—50% Group	$58,061,442	1.5%	5,806,144
Override Interests to the Malkin Holdings group	$14,467,098	0.4%	1,446,710
Other Override Interests	$0	0%	0
David M. Baldwin—50% Group	$72,528,541	1.8%	7,252,854

Total	$145,057,081	3.7%	14,505,708
Marlboro Building Associates L.L.C.
Members	$133,498,858	3.4%	13,349,886
Override Interests to the Malkin Holdings group(6)	$9,371,307	0.2%	937,131
Other Override Interests	$0	0%	0

Total	$142,870,165	3.6%	14,287,017
Seventh & 37th Building Associates L.L.C.
Participants	$51,247,399	1.3%	5,124,740
Override Interests to the Malkin Holdings group(6)	$4,815,673	0.1%	481,567
Other Override Interests	$0	0%	0

Total	$56,063,072	1.4%	5,606,307
501 Seventh Avenue Associates L.L.C.
Member	$47,362,949	1.2%	4,736,295
Override Interests to the Malkin Holdings group	$5,262,550	0.1%	526,255
Other Override Interests	$0	0%	0

Total	$52,625,499	1.3%	5,262,550
Soundview Plaza Associates II L.L.C.(11)
Malkin Co-Investor Capital L.P.(General Partner)(12)	$81,335	0.0%	8,134
Malkin Co-Investor Capital L.P.(Class A LPs)	$8,052,199	0.2%	805,220
Malkin Co-Investor Capital L.P.(Class B LPs) (13)	$0	0.0%	0
Peter L. Malkin	$3,713,727	0.1%	371,373
New Soundview Plaza Associates, Limited Partnership	$3,528,039	0.1%	352,804

Total	$15,375,300	0.4%	1,537,530
East West Manhattan Retail Portfolio L.P.
General Partner(12)	$265,826	0.0%	26,583
Class A LPs	$13,158,378	0.3%	1,315,838
Class B LP(13)	$13,158,378	0.3%	1,315,838

Total	$26,582,582	0.6%	2,658,258
One Station Place, Limited Partnership(11)
General Partner(12)	$369,701	0.0%	36,970
Class A LP	$3,327,305	0.1%	332,731
Class B LPs	$33,273,054	0.8%	3,327,305

Total	$36,970,060	0.9%	3,697,006

				Per $1,000 Original Investment (except as otherwise noted)
Entity(1)	Total Exchange Value(2)(3)	Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(4)	Number of Shares of Common Stock, on a Fully-Diluted Basis(4)(5)	Value of Shares of Common Stock or Operating Partnership Units(3)	GAAP Book Value (Deficit) as of March 31, 2012	Number of Shares of Common Stock, on a Fully-Diluted Basis(5)
New York Union Square Retail L.P.
General Partner(12)	$270,980	0.0%	27,098
Class A LPs	$13,413,525	0.3%	1,341,353
Class B LP(13)	$13,413,525	0.3%	1,341,353

Total	$27,098,030	0.6%	2,709,803
Westport Main Street Retail L.L.C.(11)
Manager(14)	$49,255	0.0%	4,926
Class A Members	$4,876,286	0.1%	487,629
Class B Member(13)	$0	0.0%	0

Total	$4,925,541	0.1%	492,554
Fairfax Merrifield Associates L.L.C.
Participants	$3,790,922	0.1%	379,092
Override Interests to the Malkin Holdings group	$421,214	0.01%	42,121
Other Override Interests	$0	0%	0

Total	$4,212,136	0.1%	421,214
Merrifield Apartments Company L.L.C.
55% Members	$2,085,007	0.1%	208,501
45% Members	$852,957	0.0%	85,296
Override Interests to the Malkin Holdings group	$421,214	0.01%	42,121
Other Override Interests	$852,957	0.02%	85,296

Total	$4,212,135	0.1%	421,214
First Stamford Place L.L.C.
Class A & A2 Members	$2,392,293	0.1%	239,229
Manager(14)	$48,329	0.0%	4,833
Class B Member(13)	$2,392,293	0.1%	239,229

Total	$4,832,915	0.2%	483,292
1185 Swap Portfolio L.P.(11)
1185 Bank L.L.C.(General Partner)(12)	$200,632	0.0%	20,063
1185 Gotham L.L.C.(General Partner)(11)	$238,302	0.0%	23,830

Total (General Partner)	$438,934	0.0%	43,893
1185 Bank L.L.C.(Class 1 LP)	$9,863,030	0.2%	986,303
1185 Gotham L.L.C.(Class 1 LP)	$11,714,868	0.3%	1,171,487

Total (Class 1 LP)	$21,577,898	0.5%	2,157,790
1185 Bank L.L.C.(Class 2 LP)	$0	0.0%	0
1185 Gotham L.L.C.(Class 2 LP)	$0	0.0%	0

Total (Class 2 LP)	$0	0.0%	0
Total (1185 Swap Portfolio L.P.)	$22,016,832	0.5%	2,201,683

				Per $1,000 Original Investment (except as otherwise noted)
Entity(1)	Total Exchange Value(2)(3)	Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(4)	Number of Shares of Common Stock, on a Fully-Diluted Basis(4)(5)	Value of Shares of Common Stock or Operating Partnership Units(3)	GAAP Book Value (Deficit) as of March 31, 2012	Number of Shares of Common Stock, on a Fully-Diluted Basis(5)
Fairfield Merrittview Limited Partnership(11)
General Partner(12)	$74,094	0.0%	7,409
Class A LP	$4,042,233	0.1%	404,223
Class B LP(13)	$3,293,056	0.1%	329,306
Override Interests to the Malkin Holdings group	$823,265	0.02%	82,327
Other Override Interests	$0	0%	0

Total	$8,232,648	0.2%	823,265
500 Mamaroneck Avenue L.P.
Class A LPs	$4,444,709	0.1%	444,471
Class B LPs(13)	$0	0.0%	0
General Partner(12)	$44,896	0.0%	4,490
Co-Tenant	$1,496,535	0.0%	149,654

Total	$5,986,140	0.1%	598,614
BBSF LLC	$14,600,000	0.4%	1,460,000
Supervisor and Management Companies
Malkin Holdings, LLC(15)	$5,896,278	0.1%	589,628
Malkin Properties(16)	$4,250,000	0.1%	425,000
Malkin Construction Corp.	$5,775,000	0.1%	577,500

Total	$15,921,278	0.3%	1,592,128

Total	$3,986,533,923	100.0%	398,653,392

Overrides (including Class B interests) held by the Supervisor and the Malkin Holdings group	$328,548,448	8.2%	32,854,845
Overrides (including Class B interests) of other Persons	$68,598,053	1.7%	6,859,805

(1)	Excludes three private entities which are the ground lessees and an operating lessee of two properties that are supervised by the supervisor, having an aggregate exchange value of $551,686,612. The operating partnership has entered into option agreements pursuant to which it has the option to acquire their property interests upon the final resolution of certain ongoing litigation with respect to these properties. The exchange values of such properties are the exchange values the properties would have had if the litigation is resolved, and were determined on a basis consistent with the exchange values of the subject LLCs and the private entities. If the option properties are included in the consolidation, the aggregate exchange value would increase by the total exchange value of the option properties, and the individual exchange values of the other properties would not be affected. The relative share of the aggregate exchange value of each of the subject LLCs would be calculated based on the aggregate exchange value including the private entities that own the option properties.
(2)	The exchange value is determined as described in “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Derivation of Exchange Value.”
(3)	The exchange value of each subject LLC, each private entity and the management companies is based on each subject LLC’s, each private entity’s and each management company’s assets and liabilities included in the quarterly balance sheets of the subject LLC, private entity or the management companies, as of June 30, 2011. The exchange value will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation.
(4)	The number of shares of common stock issued, on a fully-diluted basis, equals the number of shares of Class A common stock outstanding plus shares of Class A common stock issuable upon the exchange of operating partnership units or upon conversion of Class B common stock for shares of Class A common stock on a one-for-one basis. To the extent that participants in the private entities that are non-accredited investors or charitable organizations receive cash, the Class A common stock, which would have been issued to them, will not be issued. As a result, the number of outstanding shares of Class A common stock will be reduced and the percentage of the Class A common stock each participant owns will increase.

(5)	The number of shares of common stock, on a fully-diluted basis, assumes that none of the participants in the private entities receive cash. The number of shares of common stock, on a fully-diluted basis, issuable to each subject LLC, as set forth in the table, was determined by dividing the exchange value for the subject LLC by $10, which is the hypothetical value that the supervisor arbitrarily assigned for illustrative purposes. The number of shares of Class A common stock, Class B common stock, and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price. Enterprise value is calculated without giving effect to shares of Class A common stock issued in the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.
(6)	Represents a voluntary capital override, which was voluntarily agreed to by certain participants.
(7)	Operating lessee of Empire State Building Associates L.L.C.
(8)	Information is provided per 1% interest instead of per $1,000 original investment.
(9)	Operating lessee of 60 East 42nd St. Associates L.L.C.
(10)	Operating lessee of 250 West 57th St. Associates L.L.C.
(11)	Based on financial statements prepared on a tax basis and not in accordance with GAAP.
(12)	The general partner is an affiliate of the supervisor.
(13)	The Class B interests are equivalent to override interests.
(14)	The manager is an affiliate of the supervisor.
(15)	Total exchange value of the supervisor excludes the value attributable to the supervisor’s overrides, which are included in the value of the overrides that the Malkin Holdings group holds in the subject LLCs and the private entities.
(16)	Refers collectively to Malkin Properties, L.L.C. Malkin Properties of New York, L.L.C. and Malkin Properties of Connecticut, L.L.C. (collectively “Malkin Properties”).

How the exchange value per $1,000 original investment was calculated. Exchange value per participant’s average $1,000 original investment was calculated as follows. The supervisor started with the exchange value for each subject LLC, as computed by the independent valuer and approved by the supervisor. The supervisor divided the exchange value by the aggregate original investment in each subject LLC multiplied by 1,000 to determine the exchange value per $1,000 investment. The voluntary capital transaction override was then deducted only from the distributions allocable to those participants that consented. The distributions allocable to participants that did not consent to the voluntary capital transaction override program and/or the voluntary pro rata reimbursement program will be determined without any deduction for such payments. The amount of voluntary capital transaction override in the tables is presented as if each participant in each subject LLC and each private entity that has a voluntary capital transaction override program has consented to the program. To determine the approximate value of the operating partnership units and/or common stock you will receive if your subject LLC is acquired in the consolidation, you would multiply the figure in the fourth column (titled “Value of Shares of Common Stock or Operating Partnership Units per Participant’s $1,000 Original Investment”) by the amount of your original investment divided by $1,000. This calculation assumes that all payments under the voluntary pro rata reimbursement program will be made out of consenting participants’ share of excess cash of the subject LLCs and the private entities and not deducted from consideration at closing of the consolidation.

For a detailed explanation of the manner in which the allocations are made, see “Background of and Reasons for the Consolidation—Allocation of Common Stock and Operating Partnership Units among the Subject LLCs, the Private Entities and the Management Companies.”

Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal

The supervisor is asking you to vote “FOR” both the consolidation and the third-party portfolio proposal. If you own participation interests in more than one subject LLC, for each subject LLC in which you own a participation interest you will receive a transmittal letter, supplement and consent form. Regardless of how many subject LLCs in which you own a participation interest, you will receive a single copy of the prospectus/consent solicitation. Participants in each subject LLC will vote separately on whether or not to approve the consolidation and the third-party portfolio proposal. Accordingly, if you hold interests in more than one subject LLC, you must complete one consent form for each subject LLC in which you are a participant.

If you vote “FOR” the consolidation and your subject LLC participates in the consolidation, you effectively will be voting against the alternatives to the consolidation, other than a third-party portfolio transaction, unless you vote “AGAINST” the third-party portfolio proposal. These alternatives include continuation of your subject LLC and a sale of your subject LLC’s interest in the property and distribution of the net proceeds to participants. If the consolidation is not approved your subject LLC and a third-party portfolio transaction is not consummated, the supervisor expects the operations of your subject LLC to continue.

Your consent form must be received by MacKenzie Partners, Inc. by 5:00 p.m. Eastern time on , 2012 unless the supervisor extends the solicitation period for one or more proposals. You can change your vote at any time before the later of the date that consents from participants holding the required percentage interest are received by your subject LLC and the 60th day after the date of this prospectus/consent solicitation. If you are a participant in Empire State Building Associates L.L.C. or 60 East 42nd St. Associates L.L.C., and you do not consent to the consolidation or the third-party portfolio proposal, as applicable, you may also change your vote to consent to the consolidation or the third-party portfolio proposal, as applicable, within ten days’ notice that the required supermajority consent has been received, as described below. You may call MacKenzie Partners, Inc. during the solicitation period to check whether or not the required supermajority consent has been received, or to confirm that your changed vote has been received.

The supervisor may extend on one or more occasions the solicitation period for one or more proposals for one or more subject LLCs without extending for other proposals or subject LLCs whether or not it has received approval for the consolidation proposal or the third-party portfolio proposal on expiration of the consent solicitation period.

If you do not submit a consent form, you will be counted as having voted “AGAINST” both the consolidation and the third-party portfolio proposal. If you submit a properly signed consent form but do not indicate how you wish to vote on the consolidation, the third-party portfolio proposal, or both, you will be counted as having voted “FOR” such proposal(s).

The participation interests in each subject LLC are divided into separate participating groups. Participants are being asked to vote on both the proposed consolidation and the third-party portfolio proposal. For each of these proposals to be approved, participants holding 100% of the outstanding participation interests in Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. must approve that proposal, and participants holding greater than 75% of the outstanding participation interests in eight out of the ten participating groups of 250 West 57th St. Associates L.L.C. must approve that proposal. Approval by the required vote of the participants in 250 West 57th St. Associates L.L.C. in favor of a proposal will be binding on you if you are a participant in 250 West 57th St. Associates L.L.C. even if you vote “AGAINST” such proposal.

If holders of 80% of the participation interests in any of the three participating groups in Empire State Building Associates L.L.C. or holders of 90% of the participation interests in any of the seven participating groups in 60 East 42nd St. Associates L.L.C. approve the consolidation or third-party portfolio proposal, pursuant to a buyout right included in the participating agreements since inception of the subject LLCs, the agent of any such participating group will purchase on behalf of the subject LLC the participation interest of any participant in such participating group that voted “AGAINST” the consolidation or the third-portfolio proposal or “ABSTAINED,” as applicable, or that did not submit a consent form, unless such participant consents to the proposal within ten days after receiving written notice that the required supermajority vote has been received, for the buyout amount.

The buyout amount for your interest would be substantially lower than the exchange value. The buyout amount, which is equal to the original cost less capital repaid, but not less than $100, is currently $100 for the interest held by a participant in Empire State Building Associates L.L.C. and $100 for the interest held by a participant in 60 East 42nd St. Associates L.L.C., as compared to the exchange value of $33,085 (or $36,650 if you are not subject to the voluntary capital override) per $1,000 original investment for Empire State Building Associates L.L.C. and $38,972 per $1,000 original investment for 60 East 42nd St. Associates L.L.C., respectively.

These buyouts are contractual provisions expressly stated for 60 East 42nd Street Associates L.L.C. and Empire State Building Associates L.L.C. at the inception of these subject LLCs in their original participating agreements dated December 1, 1954 and July 11, 1961, respectively, under which the participation interests were issued. The buyout provisions were included as a practical way to permit the entity to act, while still following the then-current tax advice provided to the supervisor of the subject LLCs that participants needed to act unanimously to permit these subject LLCs to obtain partnership status and to avoid entity level tax as a corporation for U.S. federal income tax purposes. For this purpose, the buyout provisions allow the purchase, at original cost less capital returned (but not less than $100), of the interest held by a non-consenting participant after ten-days’ notice of receipt of approval by a required supermajority (90% for 60 East 42nd Street Associates L.L.C. and 80% for Empire State Building Associates L.L.C., in each case by participation group), if such non-consenting participant still does not change its vote to approval. Accordingly, the buyout provisions preserved the unanimity which was considered necessary for these tax reasons, but prevented a small minority, which might be acting for its own purposes and not in the interests of other participants, from preventing action by the large supermajority. The agents are authorized under the participating agreements to buy out participation interests of participants that do not consent to the action if the required supermajority consent is received, as described below. Since such buyout is necessary to provide for the required unanimous consent and is not conditioned on the transaction closing, the agent has the right to buy out participation interests from participants who do not vote “FOR” either proposal, if the required supermajority consent is obtained with respect to such proposal, within ten days after written notice, as described below, whether or not either or neither proposal is consummated.

Prior to an agent purchasing the participation interests of non-consenting participants, an agent will give such participants not less than ten days’ notice after the required supermajority consent is received by a subject LLC to permit them to consent to the consolidation or the third-party portfolio proposal, as applicable, in which case their participation interests will not be purchased. The agents will purchase the participation interests for the benefit of the subject LLC and not for their own account and will be reimbursed by the subject LLC for the cost of such buyout. If the agent purchases these participation interests, the requirement for consent of participants holding 100% of the participation interests of that participating group will be satisfied.

Unanimity on the consents is required pursuant to the organizational documents of Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. with respect to both the consolidation and the third-party portfolio proposal; therefore, a participant in either of such subject LLCs who does not vote in favor of either the consolidation or third-party portfolio transaction proposal (and does not change his or her vote after notice that the requisite supermajority consent has been obtained) will be subject to this buyout regardless of whether either or neither transaction is consummated. The supervisor and the agents have the discretion to determine not to consummate either the consolidation or the third-party portfolio transaction even after supermajority approval has been obtained for either or both transactions and dissenting participants have been bought out.

The agents, who are the members of your subject LLCs, recently created a new class of membership interests, which were divided into series. A separate series was deemed to be distributed to holders of each participating group in your subject LLC. Each new series provides protections similar to those under a shareholder rights plan for a corporation. Each new series corresponds to a participating group for which a member acts as agent. The new series will not affect voting rights, except with respect to any person or group that acquires 6%, 3%, or 7.5% or more, respectively, of the outstanding participation interests in the applicable participating group (an “acquiring person”) for each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. If there is an acquiring person, the effect of the new series is that approval of the consolidation proposal and the third-party portfolio proposal by a participating group will require approval by the requisite consent of the participants in the participating group, as holders of the new series of membership interests, excluding the acquiring person.

The Wien group collectively owns participation interests in the subject LLCs and has advised that it will vote in favor of the consolidation and the third-party portfolio proposal. These participation interests represent the following percentage ownership for each subject LLC: 8.5921% for Empire State Building Associates L.L.C., 8.7684% for 60 East 42nd St. Associates L.L.C. and 7.3148% for 250 West 57th St. Associates L.L.C. In addition to the participation interests, members of the Wien group hold override interests which are non-voting. See “Background of and Reasons for the Consolidation—Background of the Subject LLCs.”

No Right to Independent Appraisal

If your subject LLC approves the consolidation or the third-party portfolio proposal and your subject LLC participates in the consolidation or a third-party portfolio transaction, as applicable, participants who vote “AGAINST” or “ABSTAIN” with respect to such proposal or do not submit a consent form will not have appraisal rights for their participation interests or a right to receive cash based upon an appraisal.

Consolidation Expenses

If your subject LLC approves the consolidation and your subject LLC is consolidated with the company, the company will bear all consolidation expenses. The company will also bear all of the consolidation expenses of other subject LLCs and private entities that are consolidated with the company. Additionally, the entities owning the option properties have borne a portion of the consolidation expenses and if the option is approved by the participants in such entities, the company will bear all of the consolidation expenses of such entities.

If the consolidation does not close, each subject LLC and private entity will bear its proportionate share of the consolidation expenses based on the exchange value of each subject LLC and private entity. If the consolidation closes, but the subject LLC does not participate in the consolidation, the subject LLC will bear its proportionate share of all consolidation expenses incurred through the date of termination of the contribution agreement. The supervisor does not know whether the acquiror in a third-party portfolio transaction will agree to pay any of the consolidation expenses.

Conditions to the Consolidation

The following conditions must be satisfied to consummate the consolidation of each of the subject LLCs:

•	Requisite consent of the participants in the subject LLC must have been received;

•	The IPO must close;

•

The operating partnership units and Class A common stock must be approved for listing on the NYSE or another national securities exchange prior to or concurrently with the consummation of the consolidation and the closing of the IPO;

•

The contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building;

•	The consolidation must have been completed by December 31, 2014 and

•	The consolidation will be subject to other customary conditions as set forth in Section 2.1 of the Contribution Agreement attached to the supplement for each subject LLC as Appendix B.

Your Right to Investor Lists and to Communicate with Other Participants

Under federal securities laws, upon written request from you, the supervisor will deliver the following information to you:

•	A statement of the approximate number of participants in your subject LLC and

•	The estimated cost of mailing a proxy statement, form of proxy or other similar communication to your subject LLC’s participants.

In addition, you have the right, at your option, either:

•	To have your subject LLC mail (at your expense) copies of any consent statement, consent form or other soliciting materials to be furnished by you to the other participants in your subject LLC or

•

To have your subject LLC deliver to you, within five business days of the receipt of the request, a reasonably current list of the names, addresses and participation interests held by the participants in your subject LLC.

The right to receive the list of participants is subject to your payment of the cost of mailing and duplication at a rate of $0.20 per page.

U.S. Federal Income Tax Considerations of the Consolidation Proposal

It is intended that the consolidation should be treated for U.S. federal income tax purposes as follows:

(i)	If you receive solely shares of Class A common stock, the consolidation should be treated as a taxable sale of your participation interest in which gain or loss is recognized. Such gain or loss should generally equal the difference between your amount realized (which generally will equal the fair market value of shares of Class A common stock that you receive, plus the share of liabilities associated with your participation interests that you are deemed to be relieved of under U.S. federal income tax law) and your adjusted tax basis in your participation interests. You will realize “phantom income” if you have a “negative capital account” with respect to your participation interest. In each of 250 West 57th St. Associates L.L.C., 60 East 42nd St. Associates L.L.C. and Empire State Building Associates L.L.C., original participants have a “negative capital account.” If you are an individual or a partnership for New York State personal income tax purposes, any gain that you recognize in the consolidation will generally be treated as New York source income for New York State personal income tax purposes. As a result, you (or, if you are a partnership, any of your partners who are individuals) will generally be subject to New York State personal income tax on such gain even if you are treated as a New York nonresident for purposes of the New York State personal income tax. The New York City personal income tax should not apply to individuals who are treated as New York City nonresidents for purposes of the tax. If all of your participation interest is exchanged for Class A common stock pursuant to the consolidation, suspended passive activity losses associated with your participation interest, if any, may be eligible for treatment as losses that are not from a passive activity to the extent that they exceed income and gains from passive activities for your taxable year that includes the consolidation.

(ii)

If you receive solely operating partnership units, or if you receive a combination of (a) operating partnership units and (b) shares of common stock that do not exceed your allocable share of certain qualified capital expenditures of the subject LLC (the “reimbursement amount”), the consolidation should be treated as a tax-deferred contribution by the subject LLC of the subject LLC’s property to the operating partnership in exchange for operating partnership units and common stock as a reimbursement of certain qualified capital expenditures, followed by a tax-deferred distribution of such operating partnership units and common stock to you. You should not generally recognize gain unless

(i) the “disguised sale” rules of the Code apply, (ii) you are deemed to receive a constructive distribution of cash in excess of your tax basis in your operating partnership units under Sections 731 and 752(b) of the Code due to a reduction in your share of partnership liabilities or (iii) you have “at-risk” recapture income under Section 465(e) of the Code. To the extent that you do not recognize gain in the consolidation for U.S. federal income tax purposes, you also generally should not recognize gain for purposes of the New York State personal income tax and, if applicable, the New York City personal income tax.

(iii)	If you receive a combination of (a) operating partnership units and (b) shares of common stock in excess of your reimbursement amount, you should be treated as first selling a portion of your participation interest for such excess shares of common stock in a transaction in which gain or loss is recognized. Following such sale, the subject LLC should be treated as contributing the portion of its property not attributable to participation interests otherwise treated as having been sold to the operating partnership in exchange for operating partnership units and common stock as a reimbursement of qualified capital expenditures in a tax-deferred contribution, and the subject LLC should be treated as distributing operating partnership units and shares of common stock equal to your reimbursement amount to you in a tax-deferred distribution.

If you receive solely Class A shares of common stock in the consolidation, or if you receive a combination of (a) operating partnership units and (b) an amount of common stock in excess of your reimbursement amount, upon receipt of such shares of common stock, you will be deemed to have consented to treat the consolidation as a sale of all or a portion of your participation interest in exchange for such shares of common stock for U.S. federal income tax purposes.

If you consent to the voluntary pro rata reimbursement program, you may be treated as receiving shares of common stock that you would otherwise receive in the consolidation and immediately transferring such shares of common stock to the supervisor as a reimbursement payment. For this purpose, even if you elect to receive solely operating partnership units in the consolidation, you should be treated as receiving shares of common stock equal to the amount that you are treated as transferring to the supervisor as a reimbursement payment. Accordingly, the gain or loss that you recognize in the consolidation transaction should take into account your deemed receipt of such common stock. You should be entitled to deduct the value of the shares of common stock that you are deemed to pay to the supervisor as an expense associated with your participation interest in your subject LLC. This deduction should offset the amount of gain you recognize, or the amount of losses you would otherwise recognize, as a result of your deemed receipt of shares of common stock. However, this deduction may be subject to certain limitations depending on your individual circumstances and may be required to be capitalized, and you should consult with your tax advisor regarding your ability to utilize all or a portion of this deduction for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings.”

Whether you receive operating partnership units, Class A common stock, or Class B common stock in connection with the consolidation, you will be allocated your proportionate share of the income and other tax items of the subject LLC for the period ending with the date of closing of the consolidation. You will have to report such income even though you do not receive cash in consideration for your participation interest.

Participants should carefully review “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation.” Participants should consult with their tax advisors with regard to the U.S. federal income tax, New York State personal income tax and New York City personal income tax consequences of receiving operating partnership units or common stock in exchange for their participation interests in their particular circumstances.

Taxable gain and loss estimates per participant’s $1,000 original investment for participants receiving solely Class A common stock

Estimated Gain/(Loss) per Participant’s $1,000 Original Investment(1)(2)
SUBJECT LLC	Participant Receives Class A Common Stock
Empire State Building Associates L.L.C.
Participants (without voluntary overrides)	$36,916
Participants (with voluntary overrides)	$33,351
250 West 57th St. Associates L.L.C.
Participants (without voluntary overrides)	$41,330
Participants (with voluntary overrides)	$37,584
60 East 42nd St. Associates L.L.C.
Participants	$41,428

(1)	Values are based on the hypothetical $10 per share exchange value that the supervisor arbitrarily assigned for illustrative purposes. Upon listing the Class A common stock on the NYSE, the price at which the Class A common stock will trade may be above or below the hypothetical $10 per share.
(2)	The estimated gain/(loss) is calculated based upon presumed tax treatment of the subject LLCs as a result of the proposed consolidation for participants that were original investors in the subject LLCs.

Qualification of the Company as a REIT

The company has been organized and intends to operate in a manner that will enable it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2012. The company has not requested and does not intend to request a ruling from the Internal Revenue Service, or the IRS, that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions and Treasury Regulations promulgated thereunder for which there are limited judicial and administrative interpretations. The complexity of these provisions and of applicable Treasury Regulations is greater in the case of a REIT that, like the company, holds its assets through partnerships. To qualify as a REIT, the company must meet, on an ongoing basis, various tests regarding the nature and diversification of the company’s assets and income, the ownership of the company’s outstanding shares, and the amount of the company’s distributions. The company’s ability to satisfy these asset tests depends upon the company’s analysis of the characterization and fair market values of its assets, some of which are not susceptible to a precise determination, and for which the company will not obtain independent appraisals. The company’s compliance with the REIT income and quarterly asset requirements also depends upon the company’s ability to manage successfully the composition of its income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for the company to qualify as a REIT. Thus, while the company intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the company’s circumstances, no assurance can be given that the company will so qualify for any particular year. These considerations also might restrict the types of assets that the company can acquire in the future. If the company fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, the company will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it lost its REIT qualification. Even if the company qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property. See “U.S. Federal Income Tax Considerations.”

Selected Financial and Other Data

The following table sets forth selected financial and other data on (i) a combined historical basis for the predecessor beginning on page F-39 and (ii) a pro forma basis for the company giving effect to the consolidation and the IPO, the related use of proceeds thereof and the other adjustments described in the unaudited pro forma financial information beginning on page F-5. The company has not presented historical information for Empire State Realty Trust, Inc. because the company has not had any corporate activity since its formation other than the issuance of shares of common stock in connection with the initial capitalization of the company and because the company believes a discussion of the results of the company would not be meaningful.

The company’s predecessor’s combined historical financial information includes:

•	The management companies, including their asset management, leasing, administrative, construction and development operations; and

•

the real estate operations for the subject LLCs and the private entities excluding the four office properties for which the supervisor acts as supervisor but that are not consolidated into the company’s predecessor for accounting purposes except for the company’s predecessor’s non-controlling interests in such properties.

You should read the following selected financial data in conjunction with the company’s combined historical and unaudited pro forma condensed consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust.”

The selected historical combined balance sheet information as of December 31, 2011, 2010 and 2009 of the company’s predecessor and selected combined statements of operations information for the years ended December 31, 2011, 2010, 2009 and 2008 of the company’s predecessor have been derived from the audited historical combined financial statements of the company’s predecessor. The historical combined balance sheet information as of March 31, 2012 and combined statements of operations for the three months ended March 31, 2012 and 2011 have been derived from the unaudited combined financial statements of the company’s predecessor. The selected historical combined balance sheet information as of December 31, 2008 and 2007 and selected combined statements of operations information for the year ended December 31, 2007 have been derived from the unaudited combined financial statements of the company’s predecessor. The company’s results of operations for the interim period ended March 31, 2012 are not necessarily indicative of the results that will be obtained for the full fiscal year.

The company’s unaudited selected pro forma condensed consolidated financial statements and operating information as of and for the three months ended March 31, 2012 and for the year ended December 31, 2011 assumes completion of the consolidation and the IPO and the other adjustments described in the unaudited pro forma financial information beginning on page F-5 as of January 1, 2012 for the operating data and as of the stated date for the balance sheet data.

The company’s unaudited pro forma financial information is not necessarily indicative of what the company’s actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent the company’s future financial position or results of operations.

Empire State Realty Trust, Inc.

Selected Financial and Other Data

(amounts in thousands except for shares and per share data)

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Consolidated	Historical Combined (Predecessor)		Pro Forma Consolidated	Historical Combined (Predecessor)
	2012	2012	2011	2011	2011	2010	2009	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)					(Unaudited)
Statement of Operations Data:
Revenue:
Rental revenue	$73,159	$42,683	$42,348	$287,576	$198,494	$166,159	$167,556	$162,194	$166,524
Tenant expense reimbursement	14,312	7,248	7,846	62,931	31,063	32,721	36,309	35,684	35,789
Third-party management and other fees	2,179	2,179	1,449	5,626	5,626	3,750	4,296	5,916	4,220
Construction revenue	4,904	4,904	8,004	47,560	47,560	27,139	15,997	56,561	42,373
Observatory income(1)(2)	16,418	—	—	80,562	—	—	—	—	—
Other income and fees	12,200	2,828	7,412	14,529	12,045	16,776	8,157	8,442	13,601

Total Revenues	123,172	59,842	67,059	498,784	294,788	246,545	232,315	268,797	262,507

Expenses
Operating expenses	34,250	14,113	12,668	141,358	57,102	60,356	58,850	55,291	51,180
Marketing, general, and administrative expenses	6,336	3,836	4,085	24,424	15,688	13,924	16,145	17,763	17,173
Observatory expenses(2)	3,905	—	—	20,009	—	—	—	—	—
Construction expenses	4,957	4,957	8,118	46,230	46,230	27,581	17,281	56,080	42,217
Acquisition expenses	1,471	—	—	10,666	—	—	—	—	—
Real estate taxes	17,035	7,284	7,188	67,441	29,160	27,585	28,937	24,863	22,063
Depreciation and amortization	15,515	9,943	8,020	59,335	35,513	34,041	29,327	26,838	25,802

Total Operating Expenses	83,469	40,133	40,079	369,463	183,693	163,487	150,540	180,835	158,435

Income from Operations before Interest Expense and Equity in Net income of Non-controlled Entities	39,703	19,709	26,980	129,321	111,095	83,058	81,775	87,962	104,072
Interest expense, net	14,378	13,104	12,904	56,514	54,746	52,264	50,738	48,664	50,758
Income from Operations before Equity in Net Income of Non-controlled Entities	25,325	6,605	14,076	72,807	56,349	30,794	31,037	39,298	53,314
Equity in net income of non-controlled entities(2)	—	4,504	3,254	—	3,893	15,324	10,800	13,422	15,947

Net Income	$25,325	$11,109	$17,330	$72,807	$60,242	$46,118	$41,837	$52,720	$69,261

Other Data
Funds from operations(3)	$40,587	$22,619	$26,799	$131,189	$102,606	$85,827	$75,458	$83,513
EBITDA(4)	$57,206	$36,790	$40,797	$192,625	$161,492	$142,090	$129,591	$134,269
Cash flows from:
Operating activities		$47,590	$16,224		$50,527	$74,381	$58,509	$75,410
Investing activities		$12,540	$4,909		$(60,527)	$(34,837)	$(38,617)	$(13,768)
Financing activities		$(30,971)	$(10,802)		$8,285	$(45,600)	$(5,035)	$(65,824)

(footnotes on next page)

	Three Months Ended March 31,		Year Ended December 31,
	Pro Forma Consolidated	Historical Combined (Predecessor)	Historical Combined (Predecessor)
	2012	2012	2011	2010	2009	2008	2007
	(Unaudited)	(Unaudited)					(Unaudited)
Balance Sheet Data (at period end):
Net real estate	$1,159,095	$643,944	$632,132	$590,466	$582,904	$567,404	$575,348
Total assets	2,758,152	933,660	1,008,623	911,550	890,598	857,796	870,537
Notes and loans payable	1,046,654	937,155	939,705	869,063	871,636	828,150	828,812
Total liabilities	1,294,398	1,001,650	1,003,677	922,308	908,856	872,736	873,036
Stockholders’/owners’ equity (deficit)	1,463,754	(7,990)	4,946	(10,758)	(18,258)	(14,940)	(2,499)
Total liabilities and stockholders’/owners’ equity (deficit)	2,758,152	933,660	1,008,623	911,550	890,598	857,796	870,537

(1)	Observatory income includes $1,229 and $4,870 for the three months ended March 31, 2012 and for the year ended December 31, 2011, of rental revenue attributable to a retail tenant which operates the concession space in the observatory under a lease expiring in May 2020.
(2)	For the historical combined periods, the company’s proportionate share of the revenues and expenses of the Empire State Building, including the observatory, are included in Equity in net income of non-controlled entities. Upon completion of the IPO, the revenues and expenses of the Empire State Building, including the observatory, will be presented on a consolidated basis.
(3)	For a definition and reconciliation of funds from operations, or FFO, and a statement disclosing the reasons why the company’s management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which the company’s management uses FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust—Funds from Operations.”
(4)	For a definition and reconciliation of earnings before interest, income tax, depreciation and amortization, or EBITDA, and a statement disclosing the reasons why the company’s management believes that presentation of EBITDA provides useful information to investors and, to the extent material, any additional purposes for which the company’s management uses EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust—EBITDA.”

RISK FACTORS

Before you decide how to vote on the consolidation and the third-party portfolio proposal, you should be aware that there are various risks involved in the consolidation and a third-party portfolio transaction, including those described below. In addition to the other information included in this prospectus/consent solicitation, you should consider the following risk factors carefully in determining whether to vote in favor of the consolidation and the third-party portfolio proposal. The supervisor believes the various risks described below have substantially the same affect on participants in each subject LLC.

The supervisor and the company also caution you that this prospectus/consent solicitation contains forward-looking statements. These forward-looking statements are based on the supervisor’s or the company’s beliefs and expectations as applicable, which may not be correct. Important factors that could cause such actual results to differ materially from the expectations reflected in these forward-looking statements include those set forth below, as well as general economic, business and market conditions, changes in federal and local laws and regulations, costs or difficulties relating to the consolidation and related transactions and increased competitive pressures. See “Forward-Looking Statements.” The terms of the agreements and the assumptions concerning the IPO could change prior to the closing of the consolidation and the IPO and such changes could be significant.

Risk Factors Related to the Company and Risks Resulting from the Consolidation

The value of the operating partnership units and/or common stock that you receive and trading price of the operating partnership units and Class A common stock following completion of the IPO is uncertain. The value of the operating partnership units and Class A common stock and their trading prices could be lower than anticipated and, based on current market conditions, the supervisor believes that such values may be less than the exchange value.

The exchange values of the subject LLCs, each private entity and the management companies were determined based on the Appraisal of each subject LLC, each private entity and the management companies prepared by the independent valuer. The Appraisal does not necessarily represent the values that would be realized in a sale of the subject LLCs, the private entities, the management companies or their assets in arm’s length transactions. The value of the operating partnership units and/or common stock that you receive will be based on the enterprise value of the company determined in connection with the IPO. The enterprise value and the IPO price for the Class A common stock will be based on a variety of factors, including the price per share at which third-party investors are willing to invest in the Class A common stock and economic and market conditions for the Class A common stock at the time of the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

The market value of the operating partnership units and Class A common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for the operating partnership units and Class A common stock following the IPO, the extent of institutional investor interest in the company, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies, the company’s financial performance and general stock and bond market conditions.

The supervisor arbitrarily has assigned $10 as the hypothetical value of each operating partnership unit and share of common stock for purposes of illustrating the number of operating partnership units and shares of common stock that will be issued to each of the subject LLCs, the private entities and the management companies in the consolidation. The IPO price of the Class A common stock may be below the hypothetical $10 per share;

The stock markets, including the NYSE on which the company expects the operating partnership units issued to participants in the subject LLCs and shares of the Class A common stock will be listed, have from time to time experienced significant price and volume fluctuations. As a result, the market price of the operating partnership units and shares of the Class A common stock may be similarly volatile, and investors in the operating partnership units and shares of the Class A common stock may from time to time experience a decrease in the value of their units or shares, including decreases unrelated to the company’s operating performance or prospects. The price of the operating partnership units and shares of the Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus/consent solicitation and others such as:

•	the company’s operating performance and the performance of other similar companies;

•	actual or anticipated differences in the company’s quarterly operating results;

•	changes in the company’s revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about the company, the office or retail real estate sectors, office or retail tenants or the real estate industry;

•

increases in market interest rates, which may lead investors to demand a higher distribution yield for shares of the company’s common stock, and would result in increased interest expenses on the company’s debt;

•	actual or anticipated changes in the company’s and its tenants’ businesses or prospects;

•	the current state of the credit and capital markets, and the company’s ability and the ability of the company’s tenants to obtain financing;

•	additions and departures of key personnel;

•	increased competition in the commercial office and retail real estate business in the company’s markets;

•	strategic decisions by the company or the company’s competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments that adversely affect the company or the company’s industry;

•	speculation in the press or investment community;

•	actions by institutional stockholders;

•

equity issuances by the company (including the issuances of operating partnership units), or common stock resales by the company’s stockholders, or the perception that such issuances or resales may occur;

•	the impact of the limited number of holders of each series of operating partnership units, the lock-ups and tax attributes;

•	actual, potential or perceived accounting problems;

•	changes in accounting principles;

•	the failure of the operating partnership to maintain its status as a partnership for U.S. federal income tax purposes;

•	failure of the company to qualify as a REIT;

•	terrorist acts, natural or man-made disasters or threatened or actual armed conflicts and

•	general market and local, regional and national economic conditions, particularly in the Manhattan and greater New York metropolitan area, including factors unrelated to the company’s performance.

No assurance can be given that the market price of the operating partnership units and shares of the Class A common stock will not fluctuate or decline significantly in the future or that holders of operating partnership units and shares of the Class A common stock will be able to sell their units or shares when desired on favorable terms, or at all. From time to time, in the past, securities class action litigation has been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert the company’s management’s attention and resources.

There will be a fundamental change in the nature of your investment if the consolidation is consummated.

The consolidation involves a fundamental change in the nature of your investment. As a result, you may be subject to increased risks, including:

•

Your investment currently consists of a participation interest in an entity, taxed as a partnership for U.S. federal income tax purposes, which owns an interest in a single office building property in Manhattan. After the consolidation, you will hold operating partnership units, unless you elect to receive Class A common stock, or, to a limited extent, as described herein, Class B common stock in lieu of operating partnership units issuable to you. The operating partnership units will be redeemable at your option for cash or, at the company’s election, shares of Class A common stock. The operating partnership is a subsidiary of the company. The company intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2012, and, through the operating partnership, is expected to own as many as 18 properties that include office and retail properties in Manhattan and the greater New York metropolitan area, and expects to make additional investments;

•

If your subject LLC sold its property interests it would liquidate and distribute the net proceeds to its participants. The company intends to reinvest the net proceeds from any future property sales. The company may raise additional funds through equity or debt financings to make future acquisitions of properties and such future issuances of debt or equity securities or the company’s other borrowings may reduce the market price of the operating partnership units or the company’s shares of Class A common stock and dilute your ownership in the company;

•	The company will own types of properties different from those in which your subject LLC is invested;

•	The risks inherent in investing in an operating company such as the company include the risk that the company may invest in new properties that are not as profitable as anticipated;

•	It is possible that properties acquired in the consolidation will not be as profitable as anticipated and

•

Your investment will change from one in which you generally are entitled to receive distributions from rents received from the lessees of the property owned by your subject LLC and any net proceeds of a sale or refinancing of your subject LLC’s interest in a property to an investment in an entity in which you may realize the value of your investment only through the distributions of rents from the company and the sale of your common stock.

•

After the consolidation, you will hold operating partnership units, unless you elect to receive Class A common stock, or, to a limited extent, as described herein, Class B common stock in lieu of operating partnership units issuable to you. Beginning 12 months after the completion of the IPO, the operating partnership units will be exchangeable at your option for cash or, at the company’s election, shares of Class A common stock. The operating partnership will be a majority owned subsidiary of the company. You will be subject to the risks inherent in investing in an operating partnership which is a majority owned subsidiary of the company, including the risk that the company may invest in new properties that are not as profitable as anticipated.

Holders of operating partnership units of the operating partnership will have limited rights.

Participants issued operating partnership units in the consolidation will hold units of limited partnership interest in a subsidiary of the company and will not be entitled to exercise voting rights in the company or other rights of a stockholder in the company. In addition, holders of operating partnership units will have no right to vote for members of the company’s board of directors unless such holder elects, to the limited extent described herein, to receive Class B common stock or until such holder’s operating partnership units are exchanged for shares of Class A common stock. Therefore, to the extent a participant receives operating partnership units, such holder’s rights will be more limited than if such participant receives Class A common stock.

Holders of operating partnership units that acquire shares of Class B common stock will have a significant vote in matters submitted to a vote of stockholders.

The participants in the subject LLCs have an option to elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation (i.e., they will receive one share of Class B common stock and 49 operating partnership units). Accredited investors in the private entities and the management companies had the same option at the time they made their election of consideration in the private solicitation. Each share of Class B common stock entitles the holder to 50 votes per share on each matter on which holders of Class A common stock are entitled to vote of stockholders. Holders of Class B common stock will be entitled to share equally, on a per share basis, in all distributions payable with respect to shares of the Class A common stock. Holders of Class B common stock may have interests that differ from those holders of Class A common stock, including by reason of their interest in the operating partnership, and may accordingly vote as a stockholder in ways that may not be consistent with the interests of holders of Class A common stock. This significant voting influence over certain matters may have the effect of delaying, preventing or deterring a change of control of the company, or could deprive holders of Class A common stock of an opportunity to receive a premium for their Class A common stock as part of a sale of the company.

After the consolidation, participants will have exposure to the market and economic conditions of other properties.

As a result of the consolidation, the participants will own interests in a much larger, broader range of properties than any of the subject LLCs individually. A material adverse change affecting the company’s property will affect all the stockholders whether or not a particular stockholder previously was a participant in an entity owning an interest in such affected property. Each subject LLC owns a discrete property asset, and the consolidation will diversify the types of the properties in which the participants, as stockholders of the company, will have interests and result in ownership of interests in an entity owning properties located outside of Manhattan. As a result, the properties owned by the company may be affected differently by economic and market conditions than the property owned by an individual subject LLC.

Actual distribution levels to stockholders in the first year following the IPO will depend upon actual results of operations, economic conditions and other factors that could differ materially from current expectations and could be lower than the amount estimated and your current distributions.

The company cannot assure you that the estimated distribution yields will be made or sustained. Any distributions the company pays in the future will depend upon actual results of operations, economic conditions and factors that could differ materially from current expectations and will be determined in the sole discretion of the company’s board of directors. Actual results of operations will be affected by a number of factors, including the revenue the company receives from the existing and acquired properties, operating expenses, interest expense, occupancy levels, the ability of tenants to meet their obligations and unanticipated expenditures. As a result, cash distributions to the stockholders after the consolidation may be less than the anticipated cash distributions and the cash distributions currently received by the participants.

There are conflicts of interest inherent in the structure of the consolidation, and the supervisor and the Malkin Holdings group will receive substantial benefits if it is consummated.

The supervisor, the agents and their affiliates serve as supervisor, agents for groups of participants or in a similar capacity with respect to each subject LLC and each private entity, and, as such, have conflicts of interest structuring the consolidation. The supervisor and the Malkin Holdings group structured and negotiated the consolidation and will receive benefits that may exceed the benefits that they would derive from ownership of their interests in the subject LLCs, the private entities and the management companies if the consolidation were not consummated. The Malkin Holdings group will receive an estimated aggregate of 64,174,538 operating partnership units, shares of Class A common stock and shares of Class B common stock, having an aggregate value based on the exchange value of $641,745,376, which they will receive in accordance with the allocation of exchange value based on the Appraisal. The amounts allocated to the Malkin Holdings group are based on the hypothetical $10 per share exchange value that the supervisor arbitrarily assigned for illustrative purposes, and consists of: their interests as participants which will be allocated to them on the same basis as other participants; their interests as holders of override interests which will be allocated to them in accordance with the subject LLCs’ and private entities’ organizational documents; and their interests in the management companies, which will be allocated to them in accordance with the valuations of the management companies by the independent valuer. This is in addition to shares of Class A common stock issuable in respect of the voluntary pro rata reimbursement program consented to by participants in the subject LLCs and its share of distributions of any cash available for distribution from the subject LLCs prior to the consolidation.

The Malkin Holdings group may hold a greater interest, including overrides, in other subject LLCs and the other private entities than in your subject LLC. While the Malkin Holdings group holds a greater interest, including overrides, in Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. than in their operating lessees, the Malkin Holdings group’s interest, including overrides, in Fisk Building Associates L.L.C., the operating lessee of 250 West 57th St. Associates L.L.C., is greater than its interest, including overrides, in 250 West 57th St. Associates L.L.C.

The Malkin Holdings group has a conflict of interest in connection with the structure of the consideration and the allocation of consideration because it could affect the benefit to the Malkin Holdings group. The Malkin Holdings group will also realize a benefit from the allocation of consideration to the management companies, which has an exchange value of $15,921,228, and from the company’s compensation arrangements. In addition, officers and members of the supervisor will be executive officers and a director of the company and will benefit from the terms of their compensation arrangements with the company. The distribution and compensation to the Malkin Holdings group will change as a result of the consolidation. For a comparison of the distributions and compensation that the Malkin Holdings group would have received from the subject LLCs as compared to the distributions and compensation it will receive after the consolidation, see “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock—Compensation and Fees” and the section entitled “Distributions and Compensation Paid to the Supervisor and its Affiliates—Compensation, Reimbursement and Distributions to the Supervisor and its Affiliates” in the supplement for your subject LLC. Pursuant to an indemnification agreement, the principals of the supervisor also will be entitled to indemnification for claims relating to the consolidation, including a claim by participants in the subject LLCs. As a result, the supervisor of your subject LLC has a conflict of interest in connection with the consolidation, which could affect the structuring of the consolidation.

From inception, the supervisor has represented many different ownership interests, and the subject LLCs and the private entities, therefore, have been exposed to conflicts of interest. For example, the supervisor and persons associated with the supervisor, act as an external manager for all of the entities (including the subject LLCs and the operating lessees), serve as agents for the participants in the subject LLCs and certain of the private entities, determine when to make recommendations on sales, financings and operations of the properties, and make or recommend all operating and leasing decisions in all operating entities and all decisions of the subject LLCs. Decisions made by the supervisor in its capacity as supervisor of the operating lessees with regard to property operations dictate the cash available for distribution to the subject LLCs, which are also supervised by the supervisor. For a detailed description of the conflicts of interests, see “Conflicts of Interest.”

The company may acquire properties or portfolios of properties through tax-deferred contribution transactions, which could result in stockholder dilution and limit the company’s ability to sell such assets.

In the future the company may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in the operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation the company could deduct over the tax life of the acquired properties, and may require that the company agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on the company’s ability to dispose of the acquired properties and the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit the company’s ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

The company may pursue less vigorous enforcement of terms of the contribution agreements because of conflicts of interest with certain principals and officers of the supervisor who will be officers of the company, which could have a material adverse effect on the company’s business.

Principals and officers of the supervisor have ownership interests in the subject LLCs and the private entities that the company will acquire in the consolidation upon completion of the IPO. As part of the consolidation, Anthony E. Malkin, Scott D. Malkin and Cynthia M. Blumenthal made limited representations and warranties to the company regarding the entities, properties and assets to be acquired by the company in the consolidation transaction and agreed to indemnify the company and the operating partnership for 12 months after the closing of the IPO for breaches of such representations and warranties subject to a deductible of $1 million and a cap of $25 million. Such indemnification is limited, however, and the company is not entitled to any other indemnification in connection with the consolidation. In addition, the company expects that Anthony E. Malkin will enter into an employment agreement with the company pursuant to which he will agree, among other things, not to engage in certain business activities in competition with the company (both during, and for a period of time following, his employment with the company). The company may choose not to enforce, or to enforce less vigorously, its rights under these agreements due to the company’s ongoing relationship with its predecessor principals and its executive officers, and this could have a material adverse effect on the company’s business.

If a participant consents to the voluntary pro rata reimbursement program for expenses of the legal proceedings with the former property manager and leasing agent, the supervisor will be reimbursed for costs previously advanced.

You are being asked to consent to the voluntary pro rata reimbursement program under which your share of distributions will be reduced by your pro rata share of the costs advanced by the supervisor and Peter L. Malkin for the former property manager and leasing agent legal proceedings. See the section entitled “Voluntary Pro Rata Reimbursement Program For Expenses of Legal Proceeding with Former Property Manager and Leasing Agent.” If you consent to the voluntary pro rata reimbursement program, the supervisor and Peter L. Malkin will be reimbursed for your pro rata share of costs previously incurred out of your share of the excess cash of your subject LLC that is being distributed to participants, and, to the extent that is insufficient, the consideration that you would receive in the consolidation or the consideration that you would receive in a third-party portfolio transaction, as applicable, will be reduced by the balance (valued, if the consolidation is consummated, at the IPO price) and such balance would be paid to the supervisor and Peter L. Malkin in shares of Class A common stock, if the consolidation is consummated, or out of distributions that you would receive from the proceeds of a third-party portfolio transaction, if consummated, or out of distributions from operations of the subject LLC. Your failure to consent to this proposal will not affect whether or not the subject LLC participates in the consolidation or a third-party portfolio transaction.

The independent valuer’s Appraisal and fairness opinion relied on information that the supervisor provided and analysis performed by the independent valuer.

The independent valuer’s Appraisal of the subject LLCs, the private entities and the management companies and its opinion as to the fairness from a financial point of view of the allocation of consideration relied on information the supervisor provided and analysis performed by the independent valuer. The information the supervisor provided to the independent valuer included in-place and certain other lease rates and other financial and descriptive information about the properties. The supervisor has a conflict of interest in connection with the information it provided because it affects the number of shares of common stock and operating partnership units issued to it and the Malkin Holdings group.

There are limitations on the independent valuer’s fairness opinion and Appraisal that could affect the reliance on the fairness opinion and Appraisal rendered by the independent valuer.

The independent valuer’s fairness opinion and Appraisal are subject to limitations which could affect participants’ reliance on the fairness opinion and Appraisal, including:

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The supervisor engaged the independent valuer to render both the fairness opinion and the Appraisal, so participants do not have the potential benefit of a separate review of the independent valuer’s Appraisal by a fairness opinion provider;

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The independent valuer’s fairness opinion addresses solely the allocation of consideration (Class A common stock, Class B common stock, operating partnership units or cash) (i) among each subject LLC, each private entity and the management companies and (ii) to the participants in each subject LLC and each private entity (without giving effect to any impact of the consolidation on any particular participant other than in its capacity as a participant in each of the subject LLCs and each of the private entities). The fairness opinion does not address any other term of the consolidation, the market value of the shares of common stock and operating partnership units, or alternatives to the consolidation. The fairness opinion assumes that all entities are included in the consolidation and has not addressed the fairness of other possible combinations where one or more of such entities is not included. Accordingly, the fairness opinion does not address other matters which are significant to the participants’ evaluation of the consolidation and

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Since the independent valuer will not further update its Appraisal or fairness opinion, changes may occur from the date of the Appraisal or fairness opinion that might affect the conclusions expressed in them. Some of the changes could be material.

The method of calculation of the value of your participation interests in the subject LLC (and consequently, the consideration payable to you in the consolidation) will “lock in” the relative value of all of the subject LLCs, the private entities and the management companies, which will limit your ability to benefit from relative changes in value of the property in which you currently hold direct or indirect participation interests and will cause you to bear a portion of the burden of changes in the value of the properties in which you do not currently hold direct or indirect participation interests. In addition, the participants’ consents to the consolidation will not be affected by any change in value.

If the consolidation is approved, the contribution agreements require that the consolidation be consummated by December 31, 2014. There could be significant changes in the value of the company between the date that the consents are received and the date of consummation of the consolidation. The contribution agreements use a formula to ascribe “value” to the subject LLCs, the private entities, and the management companies. This formula is based, in part, on the relative exchange values of the subject LLCs, the private entities, and the management companies determined as of July 1, 2011 and effectively “locks in” the relative values of the subject LLCs, the private entities, and the management companies as of such date. Other than subsequent variations in relative valuation due to certain extraordinary receipts of or payments made by the subject LLCs, the private entities, and the management companies prior to the closing of the IPO (which are taken into account under the contribution agreements) and certain balance sheet adjustments, these “locked-in” relative valuations will not change prior to the closing of the consolidation. Therefore, you will not capture all of the benefit from pre-IPO increases in the value of the property relative to the rest of the properties as such increases will be shared pro rata by you and all other holders of participation interests in the subject LLCs, the private entities, and the management companies. Similarly, if the value of other properties declines in value relative to the property in which you currently hold an interest, you will bear a pro rata portion of this decline in value along with all other holders of participation interests in all of the properties. In addition, the participants’ consents to the consolidation will not be affected by any change in value, including any change in the relative value of a subject LLC as compared to the value of other subject LLCs, private entities or the management companies. The consolidation may be consummated regardless of how significant such changes are and may be consummated notwithstanding such changes.

There have been no arm’s-length negotiations.

The supervisor established the terms of the consolidation, including the exchange value, without any arm’s-length negotiations. Accordingly, the exchange value may not reflect the value that you could realize upon a sale of your participation interest or a liquidation of your subject LLC’s assets.

The terms of the consolidation may have been more favorable to you and the other participants if an independent representative had been retained on behalf of you and the other participants in structuring and negotiating the consolidation.

The subject LLCs have not retained any outside representative to act on behalf of the participants in structuring and negotiating the terms and conditions of the consolidation. No group of participants was empowered to negotiate the terms and conditions of the consolidation or to determine what procedures should be in place to safeguard the rights and interests of the participants. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the participants. The company and the supervisor of your subject LLC were the parties responsible for structuring all the terms and conditions of the consolidation. The company and the supervisor engaged legal counsel to assist with the preparation of the documentation for the consolidation, including this prospectus/consent solicitation. This legal counsel did not serve, or purport to serve, as legal counsel for the subject LLCs or the participants. While the subject LLCs’ exchange values have been determined based on the Appraisal by the independent valuer, which has also delivered a fairness opinion as described above, no independent representative was retained to negotiate on behalf of the participants. There are 23 subject LLCs and private entities and groups with different interests in many of these entities. The supervisor does not believe that a single independent representative could have represented the interests of all participants and believes that to locate and retain an independent and equally competent and qualified representative for each separate interest in the consolidation is not possible. The supervisor represents the interests of all participants in the subject LLCs and private entities. The supervisor has served the same role in the past for sales of other properties with different groups of participants and believes it is not required to retain any independent representative on behalf of each group of participants or all of the participants as a whole. The supervisor believes the Appraisal prepared by the independent valuer serves the purposes of representing all parties fairly and that the consolidation is fair to all participants regardless of the absence of any such independent representative. If a representative or representatives had been retained for the participants, the terms of the consolidation might have been different and, possibly, more favorable to the participants.

The IPO may not be consummated if one or more LLCs do not obtain the requisite consent for the consolidation from its participants.

The closing of the consolidation is conditioned on the approval of Empire State Building Associates L.L.C., but is not conditioned on the approval of any other subject LLC. The other subject LLCs represent a material portion of the exchange value and anticipated cash flow and net income of the company (assuming that all private entities and subject LLCs participate in the consolidation). As a result, if one or more of the subject LLCs do not approve the consolidation, it could adversely affect the ability of the company to complete the IPO.

Participants who do not approve the consolidation, including participants that do not timely submit their consent forms, after notice that the required percentage of participants have so approved, may have their participation interests purchased at a lower price.

The organizational documents provide that if holders of 80% of the participation interests in any of the three participating groups in Empire State Building Associates L.L.C. or holders of 90% of the participation interests in any of the seven participating groups in 60 East 42nd St. Associates L.L.C. approve an action, the agents may purchase on behalf of the subject LLC the participation interests of participants who do not approve such action, and that price would be substantially below the exchange value of the interests. If the required supermajority consent of the participation interests in a subject LLC approves consolidation, the agent of any such participating group will purchase on behalf of the subject LLC the participation interest of any participant in such participating group that voted “AGAINST” the consolidation, “ABSTAINED,” or did not properly or timely submit a consent form. The buyout amount for a participant’s interest would be substantially lower than the exchange value. The buyout amount, which is equal to the original cost less capital repaid, but not less than $100, is currently $100 for the interest held by a participant in Empire State Building Associates L.L.C. and $100 for the interest held by a participant in 60 East 42nd St. Associates L.L.C., as compared to the exchange value of $33,085 (or $36,650 if you are not subject to the voluntary capital override) per $1,000 original investment for Empire State Building Associates L.L.C. and $38,972 per $1,000 original investment for 60 East 42nd St. Associates L.L.C., respectively. Prior to an agent purchasing the participation interests of non-consenting participants, an agent will give such participants not less than ten days’ notice after the required supermajority consent is received by the private entity to permit them to consent to the consolidation, in which case their participation interests will not be purchased. Unanimity on the consents is required pursuant to the organizational documents of Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. with respect to both the consolidation and the third-party portfolio proposal; therefore, a participant in either of such subject LLCs who does not vote in favor of either the consolidation or third-party portfolio transaction proposal (and does not change his or her vote after notice that the requisite supermajority consent has been obtained) will be subject to this buyout regardless of whether either or neither transaction is consummated. The supervisor and the agents have the discretion to determine not to consummate either the consolidation or the third-party portfolio transaction even after supermajority approval has been obtained for either or both transactions and dissenting participants have been bought out.

If the participants in a subject LLC approve the consolidation and the subject LLC is consolidated with the company, the subject LLC no longer can enter into alternatives to the consolidation.

The alternatives to participation in the consolidation include continuation of a subject LLC and sale of such subject LLC’s interest in the property and the distribution of the net proceeds to its participants. Continuation of the subject LLC in accordance with its existing business plan would not subject the subject LLC to the risks associated with the consolidation or changes in participants’ rights. Sale of the subject LLC’s interest in a property would enable participants to receive the net proceeds from the sale of the subject LLC’s interest in its property. If a subject LLC were consolidated with the company, participants no longer will be able to realize the potential benefits of alternatives to the consolidation.

Participants have no cash appraisal rights.

You do not have the right to elect to receive a cash payment equal to the value of your participation interest in your subject LLC if your subject LLC approves the consolidation and you voted “AGAINST” it. Additionally, you do not have the right to have the value of your participation interest determined in a separate proceeding and paid in cash.

At the time participants vote on the consolidation proposal, there will be uncertainties as to the size, makeup and leverage of the company after the consolidation which affects your ability to evaluate the consolidation.

There will be several uncertainties relating to the consolidation at the time that you and the other participants vote on the consolidation. Most importantly, you will not know which subject LLCs will approve the consolidation or which of the subject LLCs and the private entities will participate in the consolidation, either because conditions to closing are not satisfied or for other reasons, and thus, which properties the company will acquire. You also will not know the IPO price, the size of the IPO, the exact exchange value for each subject LLC, the enterprise value of the company prior to the IPO or the amount of leverage of the company or the operating partnership. The consolidation is conditioned on the contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building, but is not conditioned on any other subject LLC or private entity contributing their property interests to the company in the consolidation. You also will not know the capital structure of the company. These factors will affect the post-consolidation size and scope of the company and the value of your operating partnership units and shares of common stock.

There is currently litigation pending, and the potential for additional litigation, associated with the consolidation. The company may incur costs from these litigations.

As of the date of this prospectus/consent solicitation, five putative class actions have been brought by participants in the subject LLCs and several other entities supervised by the supervisor that own fee or leasehold interests in various properties located in New York City (which were filed on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012), (referred to herein as the Class Actions). As currently pending in New York State Supreme Court, New York County, each Class Action challenges the proposed consolidation and the IPO. The plaintiffs assert claims against Malkin Holdings LLC, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, the Helmsley estate, the operating partnership and the company for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the participants, the consolidation provides excessive benefits to the Malkin Holdings group and this prospectus/consent solicitation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. The motion was granted on June 26, 2012, and the plaintiffs have 120 days from that date to file as consolidated amended complaint. The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed as of the date of this prospectus/consent solicitation. The outcome of this litigation is uncertain, however, and as a result, the company may incur costs associated with defending or settling such litigation or paying any judgment if it loses. In addition, the company may be required to pay damage awards or settlements. At this time, the company cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on the company’s financial statements. The company and the Malkin Holdings group believe the Class Actions are baseless and intend to defend them vigorously.

There is a risk that other third parties will assert claims against the company or the supervisor, including, without limitation, that the supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the company or the supervisor. As a result, the company may incur costs associated with defending or settling such litigation or paying any judgment if it loses.

The company may assume unknown liabilities in connection with the consolidation, which, if significant, could materially and adversely affect the company’s business.

As part of the consolidation, the company (through the operating partnership) will acquire the properties and assets of the subject LLCs, the private entities and the management companies subject to existing liabilities, some of which may be unknown at the time the IPO is consummated. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with such entities prior to the IPO (whether or not asserted or threatened prior to the IPO), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. As part of the consolidation, Anthony E. Malkin, Scott D. Malkin and Cynthia Blumenthal made limited representations and warranties to the company regarding the subject LLCs, the private entities, the management companies, the properties and the assets to be acquired by the company in the consolidation and agreed to indemnify the company and the operating partnership for 12 months after the closing of the IPO for breaches of such representations subject to a deductible of $1 million and a cap of $25 million. Because many liabilities, including tax liabilities, may not be identified within such period, the company may have no recourse against Anthony E. Malkin, Scott D. Malkin or Cynthia Blumenthal for such liabilities. In addition, the company has agreed to indemnify members, managers, officers, directors, partners and agents of the supervisor for certain claims. Any unknown or unquantifiable liability that the company assumes in connection with the consolidation for which it has no or limited recourse could materially and adversely affect the company.

The departure of any of the company’s key personnel could materially and adversely affect the company.

The company’s success depends on the efforts of key personnel, particularly Anthony E. Malkin, the company’s Chairman, Chief Executive Officer and President. Among the reasons Anthony E. Malkin is important to the company’s success is that he has a national industry reputation that attracts business and investment opportunities and assists the company in negotiations with lenders, existing and potential tenants and industry personnel. He has led the acquisition, operating and repositioning of the company’s assets for the last two decades. If the company lost his services, the company’s external relationships and internal leadership resources would be materially diminished.

Other members of the company’s senior management team also have strong industry reputations and experience, which aid the company in attracting, identifying and exploiting opportunities. The loss of the services of one or more members of the company’s senior management team, particularly Anthony E. Malkin, could have a material and adverse impact on the company.

The company’s Chairman, Chief Executive Officer and President has outside business interests that will take his time and attention away from the company, which could materially and adversely affect the company.

The company’s Chairman, Chief Executive Officer and President will continue to own interests in the excluded properties, excluded businesses and option properties that are not being contributed to the company in the consolidation, some of which will be managed by the company and certain non-real estate family investments. In some cases, Anthony E. Malkin or his affiliates will have certain management and fiduciary obligations that may conflict with such person’s responsibilities as an officer or director of the company and may adversely affect the company’s operations. Anthony E. Malkin will devote a majority of his business time and attention to the company’s business and, under his employment agreement, he may also devote time to the excluded properties, option properties, the excluded businesses and certain family investments to the extent that such activities do not materially interfere with the performance of his duties to the company.

The potential liability of the officers and directors of the company is limited.

As a stockholder, you will have different rights and remedies against the company, its officers and directors than you have against the supervisor and agents of your subject LLC. The company’s charter provides that, to the maximum extent permitted by law, no officer or director is liable to the company or its stockholders for monetary damages. Generally, under the company’s charter and bylaws, the company will indemnify its officers and directors against specified liabilities that may be incurred in connection with their service to the company. These provisions could limit the legal remedies against any officer or director of the company that are available to the company, to you and to other stockholders after the consolidation. The company’s charter limits the liability of its present and former directors and officers to the company and its stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, the company’s present and former directors and officers will not have any liability to the company or its stockholders for money damages other than liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action.

The company’s charter and bylaws require the company to indemnify its present and former directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to the company. As a result, the company and the stockholders may have limited rights against the company’s present and former directors and officers, members, partners, employees and agents, which could limit your recourse in the event of actions not in your best interest.

After the consolidation, participants will have no control over major decisions.

Currently, a participant in a subject LLC generally has the right to vote on certain major transactions, such as a financing, sale, transfer or mortgage of the subject LLC’s interest in its property or the making or modification of the net operating lease of such property. After the consolidation, decisions regarding most major transactions will be made by the company’s management, subject to oversight by the company’s board of directors. Such decisions may not fully reflect the interests of the stockholders. Holders of common stock and operating partnership units will have no opportunity to vote on financing, management or disposition decisions with respect to individual properties. Holders of common stock will have only the right to approve extraordinary transactions involving the company, such as a sale of all or substantially all of the company’s assets. Holders of operating partnership units will not have any consent rights, except to the extent participants elect to receive Class B common stock, which vote together as a class with the Class A common stock, in lieu of a portion of the operating partnership units issuable to them, or receive Class A common stock or exercise their right to require the operating partnership to exchange all or a portion of their operating partnership units for a cash amount equal to the then-current market value of one share of Class A common stock per operating partnership unit, or, at the company’s election, to exchange each such operating partnership unit for a share of Class A common stock on a one-for-one basis.

The board of directors of the company may change its strategies, policies or procedures without stockholder consent, which may subject the company to different and more significant risks in the future.

The company’s investment, financing, leverage and distribution policies and the company’s policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by its board of directors. These policies may be amended or revised at any time and from time to time at the discretion of the board of directors without notice to or a vote of the stockholders. This could result in the company’s conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus/consent solicitation. Under these circumstances, the company may expose itself to different and more significant risks in the future, which could have a material adverse effect on its business and growth. In addition, the board of directors may change the company’s policies with respect to conflicts of interest, provided that such changes are consistent with applicable legal requirements. A change in these policies could have an adverse effect on the company’s financial condition, results of operations, cash flow, trading price of the operating partnership units and Class A common stock and ability to satisfy its principal and interest obligations and to make distributions to stockholders.

The operating partnership may issue additional operating partnership units without the consent of the stockholders, which could have a dilutive effect on the stockholders.

The operating partnership may issue additional operating partnership units to third parties without the consent of the stockholders, which would reduce the company’s ownership percentage in the operating partnership and would have a dilutive effect on the amount of distributions made to the company by the operating partnership and, therefore, the amount of distributions the company can make to its stockholders and holders of operating partnership units. Any such issuances, or the perception of such issuances, could materially and adversely affect the market price of the operating partnership units and Class A common stock.

The company’s operating performance and value are subject to risks associated with real estate assets and the real estate industry, the occurrence of which could materially and adversely affect the company.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond the company’s control. Certain events may decrease cash available for distributions, as well as the value of the company’s properties. These events include, but are not limited to:

•	adverse changes in international, national, regional or local economic and demographic conditions;

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vacancies or the company’s inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options;

•	adverse changes in market rental rates, particularly as the company’s buildings age, and the company’s ability to fund repair and maintenance costs;

•	adverse changes in financial conditions of buyers, sellers and tenants of properties;

•	the company’s inability to collect rent and expense reimbursements from tenants;

•	competition from other real estate investors with significant capital, including other real estate operating companies, publicly traded REITs and institutional investment funds;

•	the introduction of a competitor’s property in or in close proximity to one of the company’s current submarkets in the greater New York metropolitan area;

•	reductions in the level of demand for office or retail space, and changes in the relative popularity of properties; increases in the supply of office or retail space;

•	increases in the supply of office or retail space;

•	opposition from local community or political groups with respect to the construction or operations at a property;

•	the company’s inability to provide effective and efficient management and maintenance at the company’s properties;

•	the company’s inability to provide effective management to the excluded properties for which it will be designated as the exclusive manager upon consummation of the consolidation;

•	the investigation, removal or remediation of hazardous materials or toxic substances at a property;

•	fluctuations in interest rates, which could adversely affect the company’s ability, or the ability of buyers and tenants of properties, to obtain financing on favorable terms or at all;

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increases in expenses, including, without limitation, insurance costs, labor costs, energy prices, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies, which the company may be restricted in passing on to its tenants;

•	civil disturbances, hurricanes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses and

•

changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, governmental fiscal policies and the ADA.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults among the company’s existing leases. If the company cannot operate its properties to meet its financial expectations, the company’s financial condition, results of operations, cash flow, trading price of the operating partnership units and Class A common stock and the company’s ability to satisfy its principal and interest obligations and to make distributions to its stockholders and holders of operating partnership units could be adversely affected. There can be no assurance that the company can achieve its return objectives.

Conflicts of interest exist or could arise in the future between the interests of the company’s stockholders and the interests of holders of operating partnership units, which may impede business decisions that could benefit the company’s stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between the company and its affiliates, on the one hand, and the operating partnership or any partner thereof, on the other. The company’s directors and officers have duties to the company under applicable Maryland law in connection with their management of the company. At the same time, the company, as the general partner in the operating partnership, has fiduciary duties and obligations to the operating partnership and its limited partners under Delaware law and the partnership agreement of the operating partnership in connection with the management of the operating partnership. The company’s fiduciary duties and obligations as general partner to the operating partnership and its partners may come into conflict with the duties of the company’s directors and officers to the company.

Additionally, the partnership agreement provides that the company and its directors and officers will not be liable or accountable to the operating partnership for losses sustained, liabilities incurred or benefits not derived if the company, or such director or officer acted in good faith. The partnership agreement also provides that the company will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for the company’s intentional harm or gross negligence. Moreover, the partnership agreement provides that the operating partnership is required to indemnify its directors and officers, the company and the company’s directors and officers and authorizes the operating partnership to indemnify present and former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of the supervisor and authorizes the company to indemnify members, partners, employees and agents of the company or the supervisor, in each case for actions taken by them in those capacities from and against any and all claims that relate to the operations of the operating partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which the indemnified p the supervisor party received an improper personal benefit, in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful. No reported decision of a Delaware appellate court has interpreted provisions similar to the provisions of the partnership agreement of the operating partnership that modify and reduce the company’s fiduciary duties or obligations as the general partner or reduce or eliminate the company’s liability for money damages to the operating partnership and its partners, and the company has not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties that would be in effect were it not for the partnership agreement.

Under his employment agreement, Anthony E. Malkin will have certain rights to terminate his employment and receive severance in connection with a change of control of the company, which may adversely affect the company.

In connection with the IPO, the company intends to enter into an employment agreement with Anthony E. Malkin. Although this agreement has not yet been negotiated, the company expects it will provide for termination payments in connection with a change of control if Mr. Malkin is terminated by the company without cause or leaves with good reason within a specified period of time either before or following a change of control (as defined in the employment agreement). Furthermore, these provisions could delay or prevent a transaction or a change in control that might involve a premium paid for shares of the company’s common stock or otherwise be in the best interests of the company’s stockholders.

The company could increase or decrease the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval, which could prevent a change in the company’s control and negatively affect the market value of the shares.

The company’s board of directors, without stockholder approval, has the power under the company’s charter to amend the company’s charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the company is authorized to issue, to authorize the company to issue authorized but unissued shares of the company’s common stock or preferred stock and to classify or reclassify any unissued shares of common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See “Description of Capital Stock—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock and—Power to Reclassify the Company’s Unissued Shares of Stock.” As a result, the company may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of common stock. Any such issuance could dilute the company’s existing stockholders’ interests. Although the company’s board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for the common stock or that the stockholders otherwise believe to be in their best interest.

Certain provisions of Maryland law could inhibit changes in control of the company, which could negatively affect the market price of the Class A common stock.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of deterring a third party from making a proposal to acquire the company or of impeding a change in control under circumstances that otherwise could provide stockholders with the opportunity to realize a premium over the then-prevailing market price of the Class A common stock. Among other things, the company is subject to the “business combination,” “control share acquisition” and “unsolicited takeover” provisions of the MGCL. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for the company or of delaying, deferring or preventing a change in control of the company under the circumstances that otherwise could provide stockholders with the opportunity to realize a premium over the then-current market price. Pursuant to the statute, the company’s board of directors has by resolution exempted business combinations between the company and any other person, provided that such business combination is first approved by the company’s board of directors (including a majority of the directors who are not affiliates or associates of such person). The company’s bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of the company’s stock. There can be no assurance that these exemptions or provisions will not be amended or eliminated at any time in the future. The charter contains a provision whereby the company has elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on the company’s board of directors.

Certain provisions in the partnership agreement of the operating partnership may delay or prevent unsolicited acquisitions of the company.

Provisions in the partnership agreement of the operating partnership may delay or make more difficult unsolicited acquisitions of the company or changes of control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of the company or change of control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on operating partnership units;

•

the company’s ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of the company or the operating partnership without the consent of the limited partners and

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers or other transactions involving the company under specified circumstances.

The charter, bylaws, the partnership agreement of the operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for the common stock or that the stockholders otherwise believe to be in their best interest.

The company has no operating history as a REIT or as a publicly-traded company, and the company’s inexperience could materially and adversely affect the company.

The company has no operating history as a REIT or as a publicly-traded company. The company’s board of directors and senior management team will have overall responsibility for the company’s management and, while certain members of the company’s senior management team and directors have extensive experience in real estate marketing, development, management, finance and law, none of the company’s directors or members of the company’s senior management team have prior experience in operating a business in accordance with the requirements under the Code applicable to REITs or in operating a public company. As a publicly-traded REIT, the company will be required to develop and implement substantial control systems, policies and procedures in order to maintain the company’s REIT qualification and satisfy the company’s periodic SEC reporting and listing requirements of the New York Stock Exchange, or NYSE. The company cannot assure you that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate the company. Failure to do so could jeopardize the company’s status as a REIT or as a public company, and the loss of such status would materially and adversely affect the company.

The charter contains stock ownership limits, which may delay or prevent a change or control.

In order for the company to qualify as a REIT for each taxable year after the company’s taxable year ending December 31, 2012, no more than 50% in value of the company’s outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own the stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts and some charitable trusts. To assist the company in complying with these limitations, among other purposes, the company’s charter generally prohibits any person from directly or indirectly owning more than     % in value or number of shares, whichever is more restrictive, of the outstanding shares of the capital stock or more than     % in value or number of shares, whichever is more restrictive, of the outstanding shares of the common stock. As an exception to this general prohibition, the company’s charter permits the Malkin Family (as defined in the company’s charter) to own in the aggregate up to     % in value or number of shares of the company’s outstanding shares of common stock or capital stock. The ownership limitations could have the effect of discouraging a takeover or other transaction in which stockholders might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

The company’s charter’s constructive ownership rules are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding shares by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding shares and thus violate the share ownership limits. The company’s charter also provides that any attempt to own or transfer shares of common stock or preferred stock (if and when issued) in excess of the stock ownership limits without the consent of the board of directors or in a manner that would cause the company to be “closely held” under Section 856(h) of the Code (without regard to whether the shares are held during the last half of a taxable year) will result in the shares being deemed to be transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the share ownership limits or the restrictions on ownership and transfer of the company’s shares, any such transfer of the company’s shares will be void.

The company’ board of directors will approve very broad investment guidelines for the company and will not review or approve each investment decision made by the company’s senior management team.

The company’s senior management team will be authorized to follow broad investment guidelines and, therefore, has great latitude in determining the types of assets that are proper investments for the company, as well as the individual investment decisions. The company’s senior management team may make investments with lower rates of return than those anticipated under current market conditions and/or may make investments with greater risks to achieve those anticipated returns. The company’s board of directors will not review or approve each proposed investment by the company’s senior management team.

If the company fails to establish and maintain an effective system of integrated internal controls, the company may not be able to report the company’s financial results accurately, which could have a material adverse effect on the company.

In the past, the company has reported the company’s results to investors in the subject LLCs and the private entities on a property-by-property basis, and the company has not separately reported audited results for the supervisor. In addition, the company was not required to report the company’s results on a consolidated basis under GAAP basis. In connection with the company’s operation as a public company, the company will be required to report the company’s operations on a consolidated basis under GAAP and, in some cases, on a property-by-property basis. The company is in the process of implementing an internal audit function and modifying the company-wide systems and procedures in a number of areas to enable the company to report on a consolidated basis under GAAP as the company continues the process of integrating the financial reporting of the supervisor. Section 404 of the Sarbanes-Oxley Act of 2002 will require the company to evaluate and report on the company’s internal control over financial reporting and have the company’s independent auditors issue their own opinion on the company’s internal control over financial reporting. If the company fails to implement proper overall business controls, including as required to integrate the systems and procedures of the supervisor and support the company’s growth, the company’s results of operations could be harmed or the company could fail to meet the company’s reporting obligations. In addition, the existence of a material weakness or significant deficiency could result in errors in the company’s financial statements that could require a restatement, cause the company to fail to meet the company’s public company reporting obligations and cause investors to lose confidence in the company’s reported financial information, which could have a material adverse effect on the company.

There will be no public market for the operating partnership units or common stock prior to the IPO and an active trading market may not develop or be sustained following the IPO, which may negatively affect the market price of the operating partnership units issued to participants in the subject LLCs and shares of the Class A common stock and make it difficult for investors to sell their operating partnership units and shares.

Prior to the IPO, there will be no public market for the operating partnership units and common stock, and there can be no assurance that an active trading market will develop or be sustained or that operating partnership units or shares of the Class A common stock will be resold at or above the initial public offering price. The initial public offering price of shares of the Class A common stock will be determined by agreement among the company and the underwriters, but there can be no assurance that the operating partnership units or Class A common stock will not trade below the initial public offering price following the completion of the IPO. The market value of the operating partnership units and Class A common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for the operating partnership units and Class A common stock following the completion of the IPO, the extent of institutional investor interest in the company, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), the company’s financial performance and general stock and bond market conditions.

The stock markets, including the NYSE on which the company expects the operating partnership units issued to participants in the subject LLCs and shares of the Class A common stock to be listed, have from time to time experienced significant price and volume fluctuations. As a result, the market price of the operating partnership units and shares of the Class A common stock may be similarly volatile, and investors in the operating partnership units and shares of the Class A common stock may from time to time experience a decrease in the value of their operating partnership units or shares, including decreases unrelated to the company’s operating performance or prospects. The price of the operating partnership units or shares of the Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus/consent solicitation and others such as those listed above under “—The value of the operating partnership units and/or common stock that you receive and trading price of the operating partnership units and Class A common stock following completion of the IPO is uncertain. The value of the operating partnership units and Class A common stock and the trading price could be lower than anticipated and, based on current market conditions, the supervisor believes that the value may be less than the exchange value.” No assurance can be given that the market price of the operating partnership units or shares of the Class A common stock will not fluctuate or decline significantly in the future or that a holder of operating partnership units or shares of the Class A common stock will be able to sell their operating partnership units or shares, as applicable, when desired on favorable terms, or at all. From time to time in the past, securities class action litigation has been instituted against companies following periods of extreme volatility in their stock price. This type of litigation could result in substantial costs and divert the company’s management’s attention and resources.

The trading market for the operating partnership units issued to participants in the subject LLCs may be more limited than the trading market for shares of Class A common stock, and the operating partnership units will not be exchangeable for Class A common stock for 12 months after completion of the IPO, which in each case may adversely affect the liquidity and market price of the operating partnership units.

While the operating partnership units that participants may receive in accordance with their election are expected to be listed on the NYSE, operating partnership units will not be issued in the IPO. The trading market for the operating partnership units may be less active than the trading market for the Class A common stock, and an active trading market for the operating partnership units may not develop.

Holders of operating partnership units may not elect to exercise their redemption rights with respect to such operating partnership units until 12 months after the completion of the IPO. As a result, the company anticipates that the market price of the operating partnership units during the first 12 months after the IPO may be further adversely affected.

While holders of operating partnership units will be afforded certain registration rights with respect to any shares of Class A common stock issued in exchange for the operating partnership units, such holders will not be issued Class A common stock unless such a registration statement with respect to the issuance of Class A common stock in exchange for such operating partnership units has been filed with the SEC and is effective or an exemption from registration is available.

Furthermore, the operating partnership units to be issued to participants in the subject LLCs will be issued in three separate series to the participants in each of the three subject LLCs (other than the Wien group), each of which will be listed and traded separately. Because the operating partnership units are in separate series, there will be fewer holders of each series. While each of the series has the same rights, the tax consequences to a participant that receives, and a subsequent purchaser of, operating partnership units of a particular series will be different than those to a participant that receives, and a subsequent purchaser of, operating partnership units of another series (based on different and unique tax attributes of the properties being contributed by each of the subject LLCs). These factors may adversely affect the market for operating partnership units and may adversely affect the market price of the operating partnership units.

The operating partnership units issued in the consolidation to participants in the subject LLCs will be subject to a lock-up agreement, which could adversely affect the market price of the operating partnership units.

The operating partnership units that participants may receive in accordance with their election are expected to be listed on the NYSE, but generally will be subject to lock-up agreements pursuant to which the participants in the subject LLCs and private entities may not sell or otherwise transfer or encumber shares of common stock or operating partnership units (i) with respect to 50% of the operating partnership units owned by them at completion of the IPO, for a period of 180 days after the IPO pricing date and (ii) with respect to any remaining operating partnership units, for a period of one year after the IPO pricing date, in each case without first obtaining the written consent of the representatives of the underwriters in the IPO. See “The Consolidation—Lock Up Agreements” below, except that each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion of an aggregate of $             (based on the IPO price) operating partnership units issued to participants in the subject LLCs. The restrictions on sales and transfers contained in the lock up agreement could adversely affect the market price of the operating partnership units.

Initial estimated cash available for distribution may not be sufficient to make distributions at expected levels.

The company intends to make distributions to holders of shares of its common stock and holders of operating partnership units. The company intends to maintain the company’s initial distribution rate for the 12-month period following completion of the IPO unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in the company’s estimate. All dividends and distributions will be made at the discretion of the company’s board of directors and will depend on the company’s earnings, financial condition, maintenance of REIT qualification and other factors as the company’s board of directors may deem relevant from time to time. If sufficient cash is not available for distribution from the company’s operations, the company may have to fund distributions from working capital or to borrow to provide funds for such distribution, or to reduce the amount of such distribution. However, the company currently has no intention to use the net proceeds from the IPO to make distributions. The company cannot yet estimate the amount of dividends and distributions that it will make or assure you that the company’s estimated distributions will be made or sustained. Any distributions the company pays in the future will depend upon the company’s actual results of operations, economic conditions and other factors that could differ materially from the company’s current expectations.

The market price of the operating partnership units and shares of Class A common stock could be adversely affected by the company’s level of cash distributions.

The market value of the equity securities of a REIT is based primarily upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, the operating partnership units and Class A common stock may trade at prices that are higher or lower than the company’s net asset value per share. To the extent the company retains operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of the company’s underlying assets, may not correspondingly increase the market price of the operating partnership units and Class A common stock. The company’s failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of the operating partnership units and Class A common stock.

Increases in market interest rates may result in a decrease in the value of the operating partnership units and Class A common stock.

One of the factors that will influence the price of the operating partnership units and the Class A common stock will be the dividend yield on the Class A common stock (as a percentage of the price of the Class A common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of the Class A common stock to expect a higher dividend yield and higher interest rates would likely increase the company’s borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of the operating partnership units and Class A common stock to go down.

The number of shares and operating partnership units available for future sale could adversely affect the market price of the operating partnership units and the company’s Class A common stock.

The company cannot predict whether future issuances of operating partnership units or shares of the company’s common stock or the availability of operating partnership units or shares for resale in the open market will decrease the market price of the operating partnership units or the company’s Class A common stock. Upon completion of the consolidation, the Malkin Family will own 15.9% of the company’s outstanding common stock on a fully diluted basis. Based on the assumptions set forth herein, the company expects the Helmsley estate will hold approximately 25.71% of the company’s outstanding common stock on a fully-diluted basis upon the completion of the consolidation. Under the terms of the registration rights agreement, the participants in the consolidation, including the Helmsley estate, will receive rights to have shares of common stock held by them registered for resale under the Securities Act of 1933, as amended, or the Securities Act, and the Malkin Family and the Helmsley estate will have rights to demand underwritten offerings with respect to such resales. As a result, these participants (except the Malkin Family, whose members are subject to a longer restrictive period in which they cannot sell), pursuant to the terms of the lock-up agreements, will have the ability to sell up to 50% of both the operating partnership units and common stock received in the consolidation at any time after the 180th day following the IPO pricing date and the balance of the operating partnership units and common stock 12 months after the IPO pricing date. This includes Class A common stock issuable in exchange for operating partnership units, which are only issuable in exchange for operating partnership units beginning 12 months after the completion of the IPO, and Class B common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion of an aggregate of $         (based on the IPO price) of operating partnership units issued to participants in the subject LLCs. However, the Malkin Family and the company’s directors and senior management team members may not sell any of the shares of common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) held by any of them until one year after the IPO pricing date. Although the Helmsley estate has advised the company that it currently expects to sell a significant portion of its Class A common stock as soon as market and other conditions permit following expiration of the lock-up period, any such sales will be solely within the discretion of the Helmsley estate and it may elect to hold all or any portion of its Class A common stock indefinitely. Each of the company’s officers and directors may sell the shares of the company’s common stock that they acquire in the consolidation or are granted in connection with the IPO at any time following the expiration of the lock-up periods for such shares, which expire one year after the IPO pricing date, or earlier with the prior written consent of the certain of the underwriters in the IPO. The company may also issue shares of common stock or operating partnership units in connection with future property, portfolio or business acquisitions. Sales of substantial amounts of shares of the company’s Class A common stock (including shares of Class A common stock issued pursuant to an equity incentive plan) or operating partnership units in the public market, or upon the exchange of operating partnership units, or the perception that such sales might occur could adversely affect the market price of the operating partnership units and shares of Class A common stock. This potential adverse effect may be increased by the large number of shares of common stock, on a fully-diluted basis, owned by the Helmsley estate to the extent that it sells, or there is a perception that it may sell, a significant portion of its holdings. In addition, future sales of shares by the company of Class A common stock may be dilutive to holders of operating partnership units and existing stockholders.

Future issuances of debt securities, which would rank senior to shares of the company’s common stock or operating partnership units upon the company’s liquidation, and future issuances of equity securities (including operating partnership units), which would dilute the holdings of holders of operating partnership units and the company’s existing common stockholders and may be senior to the operating partnership units and shares of the company’s common stock for the purposes of making distributions, periodically or upon liquidation, may materially and adversely affect the market price of the operating partnership units and shares of the Class A common stock.

In the future, the company may issue debt or equity securities or make other borrowings. Upon liquidation, holders of the company’s debt securities and other loans and preferred shares will receive a distribution of the company’s available assets before holders of operating partnership units and holders of shares of the company’s common stock. The company is not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional operating partnership units and shares of the company’s common stock issuances, directly or through convertible or exchangeable securities (including operating partnership units), warrants or options, will dilute the holdings of the holders of operating partnership units and company’s existing common stockholders and such issuances or the perception of such issuances may reduce the market price of the operating partnership units and shares of Class A common stock. The company’s preferred shares, if issued, would likely have a preference on distribution payments, periodically or upon liquidation, which could limit the company’s ability to make distributions to holders of operating partnership units and holders of shares of the company’s common stock. Because the company’s decision to issue debt or equity securities or otherwise incur debt in the future will depend on market conditions and other factors beyond the company’s control, the company cannot predict or estimate the amount, timing or nature of the company’s future capital raising efforts. Thus, holders of operating partnership units and holders of shares of common stock bear the risk that the company’s future issuances of debt or equity securities or the company’s other borrowings will reduce the market price of the operating partnership units or shares of the Class A common stock and dilute their ownership in the operating partnership and the company.

A portion of the company’s distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder’s investment in shares of the company’s common stock.

A portion of the company’s distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of the company’s distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of the company’s distributions for a year exceeds the company’s current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See “U.S. Federal Income Tax Considerations—Taxation of Stockholders.”

The combined financial statements of the predecessor to the company and the company’s unaudited pro forma financial statements may not be representative of the company’s financial statement as an independent public company.

The combined financial statements of the predecessor to the company and the company’s unaudited pro forma financial statements that are included in this prospectus/consent solicitation do not necessarily reflect what the company’s financial position, results of operations or cash flows would have been had the company been an independent entity during the periods presented. Furthermore, this financial information is not necessarily indicative of what the company’s results of operations, financial position or cash flows will be in the future. It is impossible for the company to accurately estimate all adjustments which may reflect all the significant changes that will occur in the company’s cost structure, funding and operations as a result of the IPO and the consolidation, including potential increased costs associated with reduced economies of scale and increased costs associated with being a separate publicly traded company. For additional information, see “Selected Financial and Other Data” and the combined financial statements of the supervisor and the company’s unaudited pro forma financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust,” appearing elsewhere in this prospectus/consent solicitation.

The company’s balance sheet includes significant amounts of goodwill. The impairment of a significant portion of this goodwill would negatively affect the company business, financial condition and results of operations.

The company’s balance sheet includes goodwill, on a pro forma basis, of approximately $1.13 billion at March 31, 2012. These assets consist primarily of goodwill associated with the acquisition of the controlling interest in Empire State Building Company L.L.C. and 501 Seventh Avenue Associates L.L.C. The company also expects to engage in additional acquisitions, which may result in its recognition of additional goodwill. Under accounting standards goodwill is not amortized. On an annual basis and whenever events or changes in circumstances indicate the carrying value or goodwill may be impaired, the company is required to assess whether there have been impairments in the carrying value of goodwill. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of goodwill could have a material adverse effect on the company’s business, financial condition and results of operations.

Risks Related to a Third-Party Portfolio Transaction

At the time you vote on the third-party portfolio proposal and the consolidation proposal, there will be significant uncertainties which affect your ability to evaluate both proposals.

At the time that you vote on the consolidation proposal and the third-party portfolio proposal, you will not have any information concerning offers that may be subsequently received. There may be other significant information then unknown to you which could be material to your decision as to whether to consent to either or both of the consolidation and the third-party portfolio proposal, such as information on whether an offer for a third-party portfolio transaction will be received and the amount and terms of such offer. Such information, if known to you, could affect your vote on either or both of these proposals. The effectiveness of your consent will not be affected by any information concerning any subsequent offers and or any other unknown information, regardless of how significant.

If both the consolidation proposal and the third-party portfolio proposal are approved, the supervisor may not approve a third-party portfolio transaction, even if it provides for greater consideration than to be issued or paid pursuant to the consolidation.

Because the supervisor believes the consolidation is likely to provide greater benefits to participants than a third-party portfolio transaction, the supervisor intends to accept an offer for a third-party portfolio transaction only if the consideration to be received pursuant to such offer represents what the supervisor believes is an adequate premium above the value expected to be realized over time from the consolidation. Accordingly, if both the consolidation proposal and the third-party portfolio proposal are approved, the supervisor may not approve a third-party portfolio transaction or if such third-party portfolio transaction is approved by the supervisor, the committee, which includes representatives of the supervisor and a representative of the Helmsley estate, may not approve the third-party portfolio transaction, even if such an offer is received providing greater consideration than the aggregate exchange value.

The supervisor does not know currently what structure a third-party portfolio transaction would take and may approve a third-party portfolio transaction which you may view as less favorable than the consolidation.

At the time you vote on the proposals, you may not have information concerning (a) the purchase price or terms of an offer (including the tax consequences associated with the transaction), (b) the extent that the offer provides an option to receive securities instead of cash, and, if so, information concerning the business, prospects or risks associated with an investment in the third party or the market for the securities of the third party, or (c) to the extent participants have been provided with such information, whether or not the supervisor will accept an offer. Accordingly, participants will rely on the supervisor, which will determine whether to accept or reject the offer in its sole discretion and, if the supervisor approves a third-party portfolio transaction, subject to the unanimous approval of a committee which includes representatives of the supervisor and a representative of the Helmsley estate. While the supervisor intends to accept an offer for a third-party portfolio transaction only if the consideration represents what the supervisor believes is an adequate premium above the value expected to be realized over time from the consolidation, the supervisor has not established any specific criteria as to how much of a premium it would consider adequate.

In addition, if the third-party portfolio proposal is approved, the supervisor will have the authority to approve an offer for a third-party portfolio transaction, subject to unanimous approval by a committee which will include representatives of the supervisor and the Helmsley estate, on terms approved by the supervisor, so long as the supervisor believes that the third-party portfolio sale represents an adequate premium above the value expected to be realized over time from the consolidation. It is possible that the supervisor may approve a third-party portfolio transaction which you may view as less favorable than the consolidation.

The supervisor and the Malkin Holdings group may have a conflict of interest in determining whether to accept a third-party portfolio transaction offer and in establishing the terms of a third-party portfolio transaction.

The supervisor and the Malkin Holdings group may receive different benefits in connection with the consolidation, as compared with a third-party portfolio transaction. Accordingly, the supervisor and the Malkin Holdings group may have a conflict of interest in determining whether to accept a third-party portfolio transaction offer and in making decisions as to the amount and form of the consideration to be received in the transaction, the terms of the agreements, and other matters.

Even if there is a definitive agreement for a third-party portfolio transaction, it is possible that neither a third-party portfolio transaction nor the consolidation will be consummated.

If the supervisor approves an offer for a third-party portfolio transaction, it is possible (a) the supervisor and the third party making that offer may not be able to negotiate and conclude a definitive agreement or (b) if a definitive agreement is concluded, it may not be consummated due to its conditions or for other reasons. Nonetheless, the negotiation or execution of such definitive agreement for the portfolio transaction could prevent the IPO and consolidation from being consummated, even if a third-party portfolio transaction is not consummated.

The amount of consideration you would receive if a third-party portfolio transaction is consummated is uncertain.

If approved, the third-party portfolio proposal would authorize the supervisor to sell or contribute each subject LLC’s interest in its property as part of a portfolio transaction if the consideration to be received pursuant to such offer represents what the supervisor believes is an adequate premium above the value expected to be realized over time from the consolidation. The consideration in a third-party portfolio transaction will be allocated to the subject LLCs, the private entities, and the management companies on a basis which is consistent with the exchange values included in this prospectus/consent solicitation. Any third-party interested in making a portfolio proposal will be instructed to make its offer for all cash. It is possible that participants or the supervisor and its affiliates may be offered an option to receive securities in lieu of all or a portion of the cash. As a result, you will not know the amount of consideration you would receive if a third-party portfolio transaction is consummated.

Participants who do not approve the third-party portfolio proposal, including participants that do not timely submit their consent forms, after notice that the required percentage of participants have so approved may have their participation interests purchased at a lower price.

If consent is received for the third party portfolio proposal from holders of 80% of the participation interests in any of the three participating groups in Empire State Building Associates L.L.C. or holders of 90% of the participation interests in any of the seven participating groups in 60 East 42nd St. Associates L.L.C., the agent of any such participating group has the right to purchase on behalf of the subject LLC the participation interest of any participant in such participating group that failed to vote “FOR” the proposal, including participants that “ABSTAINED” or did not properly or timely submit a consent form, unless within ten days after the agent gives such participant notice of such consent, such participant does vote “FOR” the proposal. The buyout amount for a participant’s interest would be substantially lower than the consideration received in a third-party portfolio transaction. The buyout amount, which is equal to the original cost less capital repaid, but not less than $100, is currently $100 for the interest held by a participant in Empire State Building Associates L.L.C. and $100 for the interest held by a participant in 60 East 42nd St. Associates L.L.C. as compared to the exchange value of $33,085 (or $36,650 if you are not subject to the voluntary capital override) per $1,000 original investment for Empire State Building Associates L.L.C. and $38,972 per $1,000 original investment for 60 East 42nd St. Associates L.L.C., respectively.

Participants have no cash appraisal rights.

In a third-party portfolio transaction, you may not have the right to elect to receive a cash payment equal to the value of your participation interest in your subject LLC and you will not have the right to have the value of your participation interest determined in a separate proceeding and paid in cash. A third-party portfolio transaction offer may be for cash or securities or a combination of cash and securities.

Real Estate/Business Risks

All of the company’s properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect the company.

All of the company’s properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, as well as nearby markets in Fairfield County, Connecticut and Westchester County, New York. Seven of the company’s 12 office properties are located in midtown Manhattan. As a result, the company’s business is dependent on the condition of the New York City economy in general and the market for office space in midtown Manhattan in particular, which exposes the company to greater economic risks than if it owned a more geographically diverse portfolio. The company is susceptible to adverse developments in the New York City economic and regulatory environment (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation). Such adverse developments could materially reduce the value of the company’s real estate portfolio and its rental revenues, and thus materially and adversely affect the company’s ability to service current debt and to pay dividends to stockholders. According to RCG, the Manhattan vacancy rate exceeded 9.1% as of December 31, 2011. The company could also be impacted by adverse developments in the Fairfield County, Connecticut and Westchester County, New York markets. The company cannot assure you that these markets will grow or that underlying real estate fundamentals will be favorable to owners and operators of office or retail properties. The company’s operations may also be affected if competing properties are built in either of these markets.

Adverse economic and geopolitical conditions in general and in Manhattan and the greater New York metropolitan area commercial office and retail markets in particular could have a material adverse effect on the company’s results of operations, financial condition and the company’s ability to make distributions to its stockholders and holders of operating partnership units.

The company’s business may be affected by the volatility and illiquidity in the financial and credit markets, a general global economic recession, and other market or economic challenges experienced by the real estate industry or the U.S. economy as a whole. The company’s business may also be materially and adversely affected by local economic conditions, as substantially all of the company’s revenues are derived from its properties located in Manhattan and the greater New York metropolitan area, particularly in Manhattan, Fairfield County and Westchester County. Because the company’s portfolio consists primarily of commercial office and retail buildings (as compared to a more diversified real estate portfolio) located principally in Manhattan, if economic conditions persist or deteriorate, then the company’s results of operations, financial condition and ability to service current debt and to make distributions to the company’s stockholders may be materially and adversely affected by the following, among other potential conditions:

•

the financial condition of the company’s tenants, many of which are financial, legal and other professional firms, may be adversely affected, which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or other reasons;

•

significant job losses in the financial and professional services industries have occurred and may continue to occur, which may decrease demand for the company’s office space, causing market rental rates and property values to be impacted negatively;

•

the company’s ability to borrow on terms and conditions that it finds acceptable, or at all, may be limited, which could reduce the company’s ability to pursue acquisition and development opportunities and refinance existing debt, reduce the company’s returns from both its existing operations and its acquisition and development activities and increase the company’s future interest expense;

•

reduced values of the company’s properties may limit its ability to dispose of assets at attractive prices or to obtain debt financing secured by the company’s properties and may reduce the availability of unsecured loans;

•	reduced liquidity in debt markets and increased credit risk premiums for certain market participants may impair the company’s ability to access capital;

•

the value and liquidity of the company’s short-term investments and cash deposits could be reduced as a result of a deterioration of the financial condition of the institutions that hold the company’s cash deposits or the institutions or assets in which the company has made short-term investments, the dislocation of the markets for the company’s short-term investments, increased volatility in market rates for such investments or other factors and

•

one or more counterparties to the company’s derivative financial instruments could default on their obligations to the company, increasing the risk that the company may not realize the benefits of these instruments.

These conditions may continue or worsen in the future, which could have materially and adversely affect the company’s results of operations, financial condition and ability to make distributions to the company’s stockholders.

There can be no assurance that the renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that the company will achieve the results it expects from the company’s renovation and repositioning program, which could materially and adversely affect the company’s financial condition and results of operations.

Since the supervisor gradually gained day-to-day management of the company’s Manhattan office properties from 2002 through 2006, the supervisor has been undertaking a comprehensive renovation and repositioning program of the company’s Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. The company currently intends to invest between $170.0 million and $210.0 million of additional capital through the end of 2013 on this program. The company expects to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, the company currently estimates that between $60.0 million and $70.0 million of capital is needed beyond 2013 to complete the renovation program at the Empire State Building, which the company expects to complete substantially in 2016. These estimates are based on the supervisor’s current budgets (which do not include tenant improvements and leasing commissions) and may be less than the actual costs. The company may also experience conditions which delay or preclude program completion. In addition, the company may not be able to lease available space on favorable terms or at all. Further, the renovation and repositioning program may lead to temporary increased vacancy rates at the company’s Manhattan office properties. There can be no assurance that the renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that the company will achieve the results it expects from the renovation and repositioning program, or that the company will be able to achieve results similar to those presented in the case studies described under “The Company Business and Properties—Renovation and Repositioning Case Studies,” which could materially and adversely affect the company’s financial condition and results of operations.

The company relies on four properties for a significant portion of its revenue.

As of March 31, 2012, four of the company’s properties, the Empire State Building, One Grand Central Place, First Stamford Place and 250 West 57th Street, together accounted for approximately 60.9% of the company’s portfolio’s annualized base rent, and no other property accounted for more than approximately 6.2% of the company’s portfolio’s annualized base rent (which excludes revenues from the company’s broadcasting licenses and related leased space). As of March 31, 2012, the Empire State Building individually accounted for approximately 27.5% of the company’s portfolio’s annualized base rent. The company’s revenue and cash available for distribution to its stockholders and holders of operating partnership units would be materially and adversely affected if the Empire State Building, One Grand Central Place, First Stamford Place or 250 West 57th Street were materially damaged or destroyed. Additionally, the company’s revenue and cash available for distribution to its stockholders and holders of operating partnership units would be materially adversely affected if a significant number of the company’s tenants at these properties experienced a downturn in their business which may weaken their financial condition and result in their failure to make timely rental payments, defaulting under their leases or filing for bankruptcy.

The company may be unable to renew leases, lease vacant space or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect the company’s financial condition, results of operations and cash flow.

As of March 31, 2012, the company had approximately 1.3 million rentable square feet of vacant space in its office properties and 84,456 rentable square feet of vacant space in its retail properties (in each case, excluding leases signed but not yet commenced). In addition, leases representing 7.5% and 7.2% of the square footage of the properties in the company’s portfolio will expire in the remainder of 2012 (including month-to-month leases) and in 2013, respectively. Above-market rental rates at some of the properties in the company’s portfolio may force it to renew some expiring leases or re-lease properties at lower rates. The company cannot assure you expiring leases will be renewed or that its properties will be re-leased at net effective rental rates equal to or above the current average net effective rental rates. If the rental rates of the company’s properties decrease, the company’s existing tenants do not renew their leases or the company does not re-lease a significant portion of its available space and space for which leases will expire, the company’s financial condition, results of operations, cash flow, trading price of the operating partnership units and the Class A common stock and the company’s ability to satisfy its principal and interest obligations and to make distributions to its stockholders and holders of operating partnership units would be materially and adversely affected.

The actual rents the company receives for the properties in its portfolio may be less than the company’s asking rents, and the company may experience a decline in realized rental rates from time to time, which could materially and adversely affect its financial condition, results of operations and cash flow.

Throughout this prospectus/consent solicitation, the company makes certain comparisons between its in-place rents and its asking rents, and between the company’s asking rents and average asking rents in its markets. As a result of various factors, including competitive pricing pressure in the company’s markets, a general economic downturn and the desirability of the company’s properties compared to other properties in its markets, the company may be unable to realize its asking rents across the properties in its portfolio. In addition, the degree of discrepancy between the company’s asking rents and the actual rents the company is able to obtain may vary both from property to property and among different leased spaces within a single property. If the company is unable to obtain sufficient rental rates across its portfolio, then the company’s ability to generate cash flow growth will be negatively impacted. In addition, depending on market rental rates at any given time as compared to expiring leases in the company’s portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases.

The company is exposed to risks associated with property redevelopment and development that could materially and adversely affect its financial condition and results of operations.

The company has engaged, and continues to engage, in development and redevelopment activities with respect to its Manhattan office properties. In addition, the company owns entitled land at the Stamford Transportation Center in Stamford, Connecticut, that can support the development of an approximately 340,000 rentable square foot office building and garage. To the extent that the company continues to engage in development and redevelopment activities, it will be subject to certain risks, including, without limitation:

•	the availability and pricing of financing on favorable terms or at all;

•	the availability and timely receipt of zoning and other regulatory approvals;

•

the potential for the fluctuation of occupancy rates and rents at developed properties due to a number of factors, including market and economic conditions, which may result in the company’s investment not being profitable;

•	start-up, repositioning and redevelopment costs may be higher than anticipated;

•	the cost and timely completion of construction (including risks beyond the company’s control, such as weather or labor conditions, or material shortages);

•	the potential that the company may fail to recover expenses already incurred if the company abandons development or redevelopment opportunities after it begins to explore them;

•	the potential that the company may expend funds on and devote management time to projects which it does not complete;

•	the inability to complete construction and leasing of a property on schedule, resulting in increased debt service expense and construction or renovation costs and

•	the possibility that developed or redeveloped properties will be leased at below expected rental rates.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent the initiation of development and redevelopment activities or the completion of development and redevelopment activities once undertaken, any of which could have an adverse effect on the company’s financial condition, results of operations, cash flow, trading price of the operating partnership units and Class A common stock and ability to satisfy the company’s principal and interest obligations and to make distributions to its stockholders and holders of operating partnership units.

The company may be required to make rent or other concessions and/or significant capital expenditures to improve its properties in order to retain and attract tenants, which could materially and adversely affect the company, including the company’s financial condition, results of operations and cash flow.

To the extent there are adverse economic conditions in the real estate market and demand for office space decreases, upon expiration of leases at the company’s properties and with respect to its current vacant space, the company will be required to increase rent or other concessions to tenants, accommodate increased requests for renovations, build-to-suit remodeling and other improvements or provide additional services to its tenants. In addition, seven of the company’s existing properties are pre-war office properties which may require more frequent and costly maintenance to retain existing tenants or attract new tenants than newer properties. As a result, the company would have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, the company may need to raise capital to make such expenditures. If the company is unable to do so or capital is otherwise unavailable, it may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases and the company’s vacant space remaining untenanted, which could materially and adversely affect the company’s financial condition, results of operations, cash flow and per trading price of the operating partnership units and Class A common stock. As of March 31, 2012, the company had approximately 1.3 million rentable square feet of vacant space in its office properties, 82,451 rentable square feet of vacant space in the company’s ground floor retail space in its Manhattan office properties and 2,005 rentable square feet of vacant space in its standalone retail properties (in each case, excluding leases signed but not yet commenced), and leases representing 7.5% and 7.2% of the square footage of the properties in the company’s portfolio will expire in the remainder of 2012 (including month-to-month leases) and in 2013, respectively.

The company depends on significant tenants in its office portfolio, including LF USA, Legg Mason, Warnaco, Thomson Reuters and the Federal Deposit Insurance Corporation, which together represented approximately 18.2% of the company’s total portfolio’s annualized base rent as of March 31, 2012.

As of March 31, 2012, the company’s five largest tenants together represented 18.2% of its total portfolio annualized base rent. The company’s largest tenant is LF USA. As of March 31, 2012, LF USA leased an aggregate of 630,615 rentable square feet of office space at three of the company’s office properties, representing approximately 7.6% of the total rentable square feet and approximately 8.6% of the annualized base rent in the company’s portfolio. The company’s rental revenue depends on entering into leases with and collecting rents from tenants. General and regional economic conditions, such as the current challenging economic climate described above, may adversely affect the company’s major tenants and potential tenants in its markets. The company’s major tenants may experience a material business downturn, weakening their financial condition and potentially resulting in their failure to make timely rental payments and/or a default under their leases. In many cases, the company has made substantial up front investments in the applicable leases, through tenant improvement allowances and other concessions, as well as typical transaction costs (including professional fees and commissions) that the company may not be able to recover. In the event of any tenant default, the company may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting its investment.

The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by the company’s properties. If any tenant becomes a debtor in a case under the United States Bankruptcy Code, the company cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might authorize the tenant to reject and terminate their lease with the company. The bankruptcy of a tenant or lease guarantor could delay the company’s efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is rejected by a tenant in bankruptcy, the company would have only a general unsecured claim for damages. Any unsecured claim the company holds may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims, and there are restrictions under bankruptcy laws that limit the amount of the claim the company can make if a lease is rejected.

The company’s revenue and cash flow could be materially adversely affected if any of its significant tenants were to become bankrupt or insolvent, or suffer a downturn in their business, default under their leases or fail to renew their leases at all or renew on terms less favorable to the company than their current terms.

Competition may impede the company’s ability to attract or retain tenants or re-let space, which could materially and adversely affect the company’s results of operations and cash flow.

The leasing of real estate in the greater New York metropolitan area is highly competitive. The principal means of competition are rent charged, location, services provided and the nature and condition of the premises to be leased. The company directly competes with all lessors and developers of similar space in the areas in which its properties are located as well as properties in other submarkets. Demand for retail space may be impacted by the recent bankruptcy of a number of retail companies and a general trend toward consolidation in the retail industry, which could adversely affect the company’s ability to attract and retain tenants. In addition, retailers at the company’s properties face increasing competition from outlet malls, discount shopping clubs, electronic commerce, direct mail and telemarketing, which could (i) reduce rents payable to the company, (ii) reduce the company’s ability to attract and retain tenants at its properties and (iii) lead to increased vacancy rates at the company’s properties, any of which could materially and adversely affect the company.

The company’s office properties are concentrated in highly developed areas of midtown Manhattan and densely populated metropolitan communities in Fairfield County and Westchester County. Manhattan is the largest office market in the United States. The number of competitive office properties in the markets in which the company’s properties are located (which may be newer or better located than the company’s properties) could have a material adverse effect on the company’s ability to lease office space at its properties, and on the effective rents the company is able to charge. Additionally, completion of the new Vornado Tower currently under construction at 15 Penn Plaza may provide a significant source of competition for office and retail tenants, due to its close proximity to the Empire State Building.

If the company’s tenants are unable to secure financing necessary to continue to operate their businesses and pay the company rent, the company could be materially and adversely affected.

Many of the company’s tenants rely on external sources of financing to operate their businesses. The U.S. financial and credit markets continue to experience significant liquidity disruptions, resulting in the unavailability of financing for many businesses. If the company’s tenants are unable to secure financing necessary to continue to operate their businesses, they may be unable to meet their rent obligations or be forced to declare bankruptcy and reject their leases, which could materially and adversely affect the company.

The company’s dependence on smaller and growth-oriented businesses to rent its office space could materially and adversely affect the company’s cash flow and results of operations.

The majority of the tenants in the company’s properties (measured by number of tenants as opposed to aggregate square footage) are smaller businesses that generally do not have the financial strength of larger corporate tenants. Smaller companies generally experience a higher rate of failure than large businesses. There is a current risk with these companies of a higher rate of tenant defaults, turnover and bankruptcies, which could materially and adversely affect the company’s distributable cash flow and results of operations.

The company’s dependence on rental income may materially and adversely affect the company’s profitability, the company’s ability to meet its debt obligations and the company’s ability to make distributions to its stockholders and holders of operating partnership units.

A substantial portion of the company’s income is derived from rental income from real property. See “The Company Business and Properties—Tenant Diversification.” As a result, the company’s performance depends on its ability to collect rent from tenants. The company’s income and funds for distribution would be negatively affected if a significant number of the company’s tenants, or any of its major tenants (as discussed in more detail below):

•	delay lease commencements;

•	decline to extend or renew leases upon expiration;

•	fail to make rental payments when due or

•	declare bankruptcy.

Any of these actions could result in the termination of the tenants’ leases and the loss of rental income attributable to the terminated leases. In these events, the company cannot be sure that any tenant whose lease expires will renew that lease or that the company will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues from a number of the company’s tenants and the company’s inability to replace such tenants may adversely affect the company’s profitability, its ability to meet debt and other financial obligations and the company’s ability to make distributions to its stockholders and holders of operating partnership units.

The company may not be able to control its operating costs, or the company’s expenses may remain constant or increase, even if income from its properties decreases, causing the company’s results of operations to be adversely affected.

The company’s financial results depend substantially on leasing space in its properties to tenants on terms favorable to the company. Costs associated with real estate investment, such as real estate taxes, insurance and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease or other circumstances cause a reduction in income from the property. As a result, cash flow from the operations of the company’s properties may be reduced if a tenant does not pay its rent or the company is unable to rent its properties on favorable terms. Under those circumstances, the company might not be able to enforce its rights as landlord without delays and may incur substantial legal costs. The terms of the company leases may also limit its ability to change tenants for all or a portion of these expenses. Additionally, new properties that the company may acquire or redevelop may not produce significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and principal and interest on debt associated with such properties until they are fully leased.

The company’s breach of or the expiration of its ground lease could materially and adversely affect the company’s results of operations.

The company’s interest in one of its commercial office properties, 1350 Broadway, is a long-term leasehold of the land and the improvements, rather than a fee interest in the land and the improvements. If the company is found to be in breach of this ground lease, it could lose the right to use the property. In addition, unless the company purchases the underlying fee interest in this property or extends the terms of its lease for this property before expiration on terms significantly comparable to the company’s current lease, the company will lose its right to operate this property and its leasehold interest in this property upon expiration of the lease or the company will continue to operate it at much lower profitability, which would significantly adversely affect the company’s results of operations. In addition, if the company is perceived to have breached the terms of this lease, the fee owner may initiate proceedings to terminate the lease. The remaining term of this long-term lease, including unilateral extension rights available to the company, is approximately 39 years (expiring July 31, 2050). Annualized base rent from this property as of March 31, 2012 was approximately $17.7 million.

Pursuant to the ground lease, the company, as tenant under the ground lease, performs the functions traditionally performed by owners, as landlords, with respect to its subtenants. In addition to collecting rent from its subtenants, the company also maintains the property and pays expenses relating to the property. The company does not have a right, pursuant to the terms of its lease or otherwise, to acquire the fee interest in this property.

The company will not recognize any increase in the value of the land or improvements subject to the company’s ground lease, and the company may only receive a portion of compensation paid in any eminent domain proceeding with respect to the property, which could materially and adversely affect the company.

The company has no economic interest in the land or improvements at the expiration of its ground lease at 1350 Broadway and therefore the company will not share in any increase in value of the land or improvements beyond the term of the company’s ground lease, notwithstanding the company’s capital outlay to purchase its interest in the property. Furthermore, if the state or federal government seizes the property subject to the ground lease under its eminent domain power, the company may only be entitled to a portion of any compensation awarded for the seizure. In addition, if the value of the property has increased, it may be more expensive for the company to renew its ground lease.

The company may be unable to identify and successfully complete acquisitions and even if acquisitions are identified and completed, including potentially the option properties, the company may fail to operate successfully acquired properties, which could materially and adversely affect the company and impede its growth.

The company’s ability to identify and acquire properties on favorable terms and successfully operate or redevelop them may be exposed to the following significant risks:

•

even if the company enters into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to the company’s satisfaction and other conditions that are not within the company’s control, which may not be satisfied, and the company may be unable to complete an acquisition after making a non-refundable deposit and incurring certain other acquisition-related costs;

•	the company may be unable to finance the acquisition on favorable terms in the time period it desires, or at all, including potentially the option properties;

•	the company may spend more than budgeted to make necessary improvements or renovations to acquired properties;

•	the company may not be able to obtain adequate insurance coverage for new properties;

•

acquired properties may be located in new markets where the company may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures;

•

the company may be unable to integrate quickly and efficiently new acquisitions, particularly acquisitions of portfolios of properties, into its existing operations, and as a result the company’s results of operations and financial condition could be adversely affected;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates and

•

the company may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that the company is subsequently unable to complete.

Any delay or failure on the company’s part to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet the company’s financial expectations, could impede the company’s growth and adversely affect its financial condition, results of operations, cash flow and trading price of the operating partnership units and Class A common stock.

The company’s option properties are subject to various risks and the company may not be able to acquire them.

The company’s option properties consist of 112-122 West 34th Street, an office property in midtown Manhattan that was 90.0% leased as of March 31, 2012 (or         % giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 741,487 rentable square feet (inclusive of the retail space on the ground, first and lower floors), and 1400 Broadway, an office property in midtown Manhattan that was 77.6% leased as of March 31, 2012 (or 79.6% giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 875,038 rentable square feet (inclusive of the retail space on the ground floor). 112-122 West 34th Street and 1400 Broadway will not be contributed to the company in the consolidation due to the ongoing litigation related to these properties. 112 West 34th Street Associates L.L.C. and 1400 Broadway Associates L.L.C., the operating lessees of the company’s option properties, are named as defendants in actions alleging that they undertook structural modifications to 112-122 West 34th Street and 1400 Broadway, respectively, without the required consent of the owner of the land on which 112 West 34th Street and 1400 Broadway were constructed (or the ground lessee, in the case of the portion of the 112-122 West 34th Street property that is owned by a private entity supervised by the supervisor and has been ground leased to such ground lessee and subleased to such private entity). Although the company does not intend to acquire 112-122 West 34th Street or 1400 Broadway as part of the consolidation, the operating partnership has entered into option agreements that allow it to acquire the interests in the option properties upon resolution of such litigation. The company’s option properties are exposed to many of the same risks that may affect the other properties in its portfolio. The terms of the option agreements relating to the option properties were not determined by arm’s length negotiations, and such terms may be less favorable to the company than those that may have been obtained through negotiations with third parties. It may become economically unattractive to exercise the company’s options with respect to the option properties. These risks could cause the company to decide not to exercise its option to purchase these properties in the future.

The interests of the private entities that are supervised by the supervisor in the company’s option properties, 112-122 West 34th Street and 1400 Broadway, are fee (in the case of a portion of the 112-122 West 34th Street property), long-term leaseholds (in the case of both of the option properties) and sub-leasehold or sub-subleasehold (in the case of 112-122 West 34th Street only) in the land and the improvements. The remaining terms of these long-term leases, including unilateral extension rights available to the company, are approximately 66 years (expiring June 10, 2077) and approximately 52 years (expiring December 31, 2063), respectively. Even if the company exercises its option to purchase the option properties upon resolution of the ongoing litigation, unless the company purchases the underlying fee interest in these properties or extends the terms of its leases for these properties before expiration on terms significantly comparable to its current leases, the company will lose its right to operate these properties and its leasehold interest in these properties upon expiration of the leases or the company may extend the leases on new terms that may result in reduced profitability, which may significantly adversely affect its results of operations at that time. The purchase price is payable in a combination of cash, shares of the company’s common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash (and non-accredited investors are required to receive all cash), which may impact the company’s ability to acquire the option properties. Based on the exchange values the option properties would have had, calculated in accordance with the methodology used to derive the exchange values for the subject LLCs and the private entities, the Malkin Holdings group would receive consideration having an aggregate value of $69,512,125 in respect of its participation interests and overrides in the entities which own the option properties, and the Helmsley estate would receive consideration having an aggregate value of $143,808,984 in respect of its participation interests in such entities.

Additionally, Anthony E. Malkin has a conflict of interest because he, together with the Malkin Family control and own economic interests in the option properties. As a result, an exercise of such options by the company could economically benefit him.

Competition for acquisitions may reduce the number of acquisition opportunities available to the company and increase the costs of those acquisitions, which may impede the company’s growth.

The company plans to continue to acquire properties as it is presented with attractive opportunities. The company may face significant competition for acquisition opportunities in the greater New York metropolitan area with other investors, particularly private investors who can incur more leverage, and this competition may adversely affect the company by subjecting it to the following risks:

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an inability to acquire a desired property because of competition from other well-capitalized real estate investors, including publicly traded and privately held REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, sovereign wealth funds, pension trusts, commercial developers, partnerships and individual investors and

•	an increase in the purchase price for such acquisition property, in the event the company is able to acquire such desired property.

The significant competition for acquisitions of commercial office and retail properties in the greater New York metropolitan area may impede the company’s growth.

The observatory operations at the Empire State Building are not traditional real estate operations, and competition and changes in tourist trends may subject the company to additional risks, which could materially and adversely affect the Company.

During the three months ended March 31, 2012 and year ended December 31, 2011, the Empire State Building derived approximately $16.4 million and $80.6 million of revenue, respectively, from its observatory operations, representing approximately 30.6% and 40.5% of the Empire State Building’s total revenue for these periods. Demand for the Empire State Building’s observatory is highly dependent on domestic and overseas tourists. In addition, competition from observatory operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center, could have a negative impact on revenues from the company’s observatory operations. Adverse impacts on domestic travel and changes in foreign currency exchange rates may also decrease demand in the future which could have a material adverse effect on the company’s results of operations, financial condition and ability to make distributions to its stockholders and holders of operating partnership units.

The broadcasting operations at the Empire State Building are not traditional real estate operations, and competition and changes in the broadcasting of signals over air may subject the company to additional risks, which could materially and adversely affect the company.

The Empire State Building and its broadcasting mast provides radio and data communications services and supports delivery of broadcasting signals to cable and satellite systems and television and radio receivers. The company licenses the use of the broadcasting mast to third party television and radio broadcasters. During the three months ended March 31, 2012 and year ended December 31, 2011, the company derived approximately $4.3 million and $16.4 million of revenue, respectively, from the Empire State Building’s broadcasting licenses and related lease space, representing approximately 9.6% and 8.2% of the Empire State Building’s total revenue for these periods. Competition from broadcasting operations in the planned property currently under construction at One World Trade Center and, to a lesser extent, from the existing broadcasting operations at Four Times Square, could have a negative impact on revenues from the company’s broadcasting operations. The company’s broadcast television and radio licensees also face a range of competition from advances in technologies and alternative methods of content delivery in their respective industries, as well as from changes in consumer behavior driven by new technologies and methods of content delivery, which may reduce the demand for over-the-air broadcast licenses in the future. New government regulations affecting broadcasters, including the implementation of the FCC’s National Broadband Plan, or the Plan, also might materially and adversely affect the company’s results of operations by reducing the demand for broadcast licenses. Among other things, the Plan urges Congress to make more spectrum available for wireless broadband service providers by encouraging over-the-air broadcast licensees to relinquish spectrum through a voluntary auction process, which raises many issues that could impact the broadcast industry. At this time the company cannot predict whether Congress or the FCC will adopt or implement any of the Plan’s recommendations or the rule changes as proposed, or how any such actions might affect the company’s broadcasting operations. Any of these risks might materially and adversely affect the company.

Acquired properties may expose the company to unknown liability, which could adversely affect the company’s results of operations, cash flow and the market value of its securities.

The company may acquire properties subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. As a result, if a liability were asserted against the company based upon ownership of those properties, the company might have to pay substantial sums to settle or contest it, which could adversely affect the company’s results of operations, cash flow and the market value of its securities. Unknown liabilities with respect to acquired properties might include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	claims by tenants, vendors or other persons against the former owners of the properties;

•	liabilities incurred in the ordinary course of business and

•	claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

The company may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit the company’s ability to sell such assets.

In the future the company may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in the company’s operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation the company could deduct over the tax life of the acquired properties, and may require that the company agrees to protect the contributors’ ability to defer recognition of taxable gain through restrictions on the company’s ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit the company’s ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Turmoil in the capital and credit markets could materially and adversely affect the company.

Ongoing economic conditions have negatively impacted the capital and credit markets, particularly for real estate. The capital markets have witnessed significant adverse conditions, including a substantial reduction in the availability of and access to capital. The risk premium demanded by capital suppliers has increased markedly, as they are demanding greater compensation for credit risk. Lending spreads have widened from recent levels, and underwriting standards are being tightened. In addition, recent failures and consolidations of certain financial institutions have decreased the number of potential lenders, resulting in reduced lending levels available to the market. As a result, the company may not be able to obtain favorable debt financing in the future or at all. This may result in future acquisitions generating lower overall economic returns, which may adversely affect the company’s results of operations and distributions to stockholders. Furthermore, any turmoil in the capital or credit markets could adversely impact the overall amount of capital and debt financing available to invest in real estate, which may result in decreases in price or value of real estate assets.

With the turmoil in the capital markets, an increasing number of financial institutions have sought federal assistance or failed. In the event of a failure of a lender or counterparty to a financial contract, obligations under the financial contract might not be honored and many forms of assets may be at risk and may not be fully returned to the company. Should a financial institution fail to fund its committed amounts when contractually obligated to do so, the company’s ability to meet its obligations could be materially and adversely impacted.

Should the company decide at some point in the future to expand into new markets, it may not be successful, which could adversely affect the company’s financial condition, result of operations, cash flow and trading price of the operating partnership units and Class A common stock.

If opportunities arise, the company may explore acquisitions of properties in new markets. Each of the risks applicable to the company’s ability to acquire and integrate successfully and operate properties in its current markets is also applicable to the company’s ability to acquire and integrate successfully and operate properties in new markets. In addition to these risks, the company will not possess the same level of familiarity with the dynamics and market conditions of any new markets that the company may enter, which could adversely affect the results of its expansion into those markets, and the company may be unable to build a significant market share or achieve a desired return on its investments in new markets. If the company is unsuccessful in expanding into new markets, it could adversely affect the company’s financial condition, results of operations, cash flow, trading price of the operating partnership units and Class A common stock and ability to satisfy the company’s principal and interest obligations and to make distributions to its stockholders and holders of operating partnership units.

The company’s growth depends on external sources of capital that are outside of its control, which may affect the company’s ability to seize strategic opportunities, satisfy debt obligations and make distributions to its stockholders and holders of operating partnership units.

In order to qualify as a REIT, the company must distribute to its stockholders, on an annual basis, at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, the company will be subject to U.S. federal income tax at regular corporate rates to the extent that the company distributes less than 100% of its net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which the company’s distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. Because of these distribution requirements, the company may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, the company may need to rely on third-party sources to fund its capital needs. The company may not be able to obtain financing on favorable terms, in the time period it desires, or at all. Any additional debt the company incurs will increase its leverage. The company’s access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of the company’s growth potential;

•	the company’s current debt levels;

•	the company’s current and expected future earnings;

•	the company’s cash flow and cash distributions and

•	the market price of the operating partnership units and the company’s Class A common stock.

If the company cannot obtain capital from third-party sources, it may not be able to acquire or redevelop properties when strategic opportunities exist, satisfy its principal and interest obligations or make the cash distributions to the company’s stockholders necessary to maintain its qualification as a REIT.

If the company is unable to sell, dispose of or refinance one or more properties in the future, the company may be unable to realize its investment objectives and the company’s business may be adversely affected.

The real estate investments made, and to be made, by the company are relatively difficult to sell quickly. Return of capital and realization of gains from an investment generally will occur upon disposition or refinancing of the underlying property. In addition, the Code imposes restrictions on the ability of a REIT to dispose of properties that are not applicable to other types of real estate companies. The company may be unable to realize its investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws, regulations or fiscal policies of jurisdictions in which the company’s properties are located.

The company’s outstanding indebtedness upon completion of the IPO reduces cash available for distribution and may expose the company to the risk of default under its debt obligations.

Upon completion of the IPO, the company anticipates its pro forma total consolidated indebtedness will be approximately $1.05 billion, and the company may incur significant additional debt to finance future acquisition and redevelopment activities.

Payments of principal and interest on borrowings may leave the company with insufficient cash resources to operate its properties or to pay the distributions currently contemplated or necessary to qualify as a REIT. The company’s level of debt and the limitations imposed on the company by its loan documents could have significant adverse consequences, including the following:

•	the company’s cash flow may be insufficient to meet its required principal and interest payments;

•	the company may be unable to borrow additional funds as needed or on favorable terms;

•	the company may be unable to refinance its indebtedness at maturity or the refinancing terms may be less favorable than the terms of the company’s original indebtedness;

•	to the extent the company borrows debt that bears interest at variable rates, increases in interest rates could materially increase the company’s interest expense;

•	the company may be forced to dispose of one or more of its properties, possibly on disadvantageous terms;

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the company may default on its obligations or violate restrictive covenants, in which case the lenders or mortgagees may accelerate the company’s debt obligations, foreclose on the properties that secure their loans and/or take control of the company’s properties that secure their loans and collect rents and other property income;

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the company may violate restrictive covenants in its loan documents, which would entitle the lenders to accelerate the company’s debt obligations or reduce its ability to make, or prohibit it from making, distributions and

•	the company’s default under any one of its mortgage loans with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, the company’s financial condition, results of operations, cash flow, trading price of the operating partnership units and Class A common stock and the company’s ability to satisfy its principal and interest obligations and to make distributions to its stockholders could be adversely affected. In addition, in connection with the company’s debt agreements it may enter into lockbox and cash management agreements pursuant to which substantially all of the income generated by the company’s properties will be deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of the company’s various lenders and from which cash will be distributed to the company only after funding of improvement, leasing and maintenance reserves and the payment of principal and interest on the company’s debt, insurance, taxes, operating expenses and extraordinary capital expenditures and leasing expenses. As a result, the company may be forced to borrow additional funds in order to make distributions to the company’s stockholders (including, potentially, to make distributions necessary to allow the company to qualify as a REIT).

Mortgage debt obligations expose the company to the possibility of foreclosure, which could result in the loss of the company’s investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases the company’s risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately the company’s loss of the property securing any loans for which the company is in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of the company’s portfolio of properties. For tax purposes, a foreclosure of any of the company’s properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds the company’s tax basis in the property, the company would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder the company’s ability to meet the distribution requirements applicable to REITs under the Code. Foreclosures could also trigger the company’s tax indemnification obligations under the terms of its agreements with certain investors with respect to sales of certain properties, and obligate the company to make certain levels of indebtedness available for them to guarantee which, among other things, allows them to defer the recognition of gain in connection with the consolidation.

High mortgage rates and/or unavailability of mortgage debt may make it difficult for the company to finance or refinance properties, which could reduce the number of properties the company can acquire, its net income and the amount of cash distributions the company can make.

If mortgage debt is unavailable at reasonable rates, the company may not be able to finance the purchase of properties. If the company places mortgage debt on properties, it may be unable to refinance the properties when the loans become due, or to refinance on favorable terms. If interest rates are higher when the company refinances its properties, the company’s income could be reduced. If any of these events occur, the company’s cash flow could be reduced. This, in turn, could reduce cash available for distribution to the company’s stockholders and may hinder the company’s ability to raise more capital by issuing more stock or by borrowing more money. In addition, to the extent the company is unable to refinance the properties when the loans become due, the company will have fewer debt guarantee opportunities available to offer under its tax protection agreement. If the company is unable to offer certain guarantee opportunities to the parties to the tax protection agreement, or otherwise is unable to allocate sufficient liabilities of the operating partnership to those parties, it could trigger an indemnification obligation of the company under the tax protection agreement.

Some of the company’s financing arrangements involve balloon payment obligations, which may adversely affect its ability to make distributions.

Upon closing of the consolidation, the company will have pro forma total debt outstanding of approximately $1.05 billion, with a weighted average interest rate of 5.29%, a weighted average maturity of 3.9 years and 83.2% of which is fixed-rate indebtedness. Additionally, the company expects to have approximately $170.1 million of available borrowing capacity under its loans on a pro forma basis. The company has no debt maturing in the remainder of 2012 and approximately $57.6 million maturing in 2013. As of March 31, 2012, the company had 23 mortgage loans outstanding that require it to make a lump-sum or a “balloon” payment at maturity, which are secured by 17 of the company’s properties. As of March 31, 2012, these loans had an aggregate estimated principal balance at maturity of approximately $971.2 million with maturity dates ranging from May 2013 through April 2018. Some of the company’s financing arrangements require it to make a lump-sum or “balloon” payment at maturity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust—Consolidated Indebtedness to be Outstanding After the IPO” for a description of the estimated principal balances at maturity, including lump-sum or “balloon” payments, of the company’s indebtedness. The company’s ability to make a balloon payment at maturity is uncertain and may depend upon the company’s ability to obtain additional financing or its ability to sell the property. At the time the balloon payment is due, the company may or may not be able to refinance the existing financing on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of the company’s assets. In addition, payments of principal and interest made to service the company’s debts may leave it with insufficient cash to make distributions necessary to meet the distribution requirements applicable to REITs under the Code.

The company’s degree of leverage and the lack of a limitation on the amount of indebtedness the company may incur could materially and adversely affect it.

The company’s organizational documents do not contain any limitation on the amount of indebtedness it may incur. Upon closing of the consolidation and on a pro forma basis for the year ended December 31, 2011, the company had a debt-to-EBITDA ratio of approximately 5.46x. For the year ended December 31, 2011 the company’s pro forma EBITDA and pro forma net income, the most comparable GAAP measure, were approximately $192.6 million and $72.8 million, respectively. Any changes that increase the company’s debt-to-EBITDA could be viewed negatively by investors. As a result, the company’s stock price could decrease. The company also considers factors other than debt-to-EBITDA in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of the company’s properties upon refinancing and the ability of particular properties and the company’s business as a whole to generate cash flow to cover expected debt service.

The company’s degree of leverage could affect its ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. The company’s degree of leverage could also make it more vulnerable to a downturn in business or the economy generally. If the company becomes more leveraged in the future, the resulting increase in debt service requirements could cause the company to default on its obligations, which could materially and adversely affect the company.

The company’s tax protection agreement could limit its ability either to sell certain properties, engage in a strategic transaction or to reduce its level of indebtedness, which could materially and adversely affect the company.

As part of the consolidation, the operating partnership intends to enter into a tax protection agreement with Peter L. Malkin and Anthony E. Malkin pursuant to which the operating partnership will agree to indemnify the Wien group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance, or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 1.6% of the aggregate exchange value) to be acquired by the operating partnership in the consolidation for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both Peter L. Malkin and Isabel W. Malkin, who are 78 and 75 years old, respectively, for the three other properties, (ii) the operating partnership’s failing to maintain until maturity the indebtedness secured by those properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such investor received in the consolidation. If the company’s tax indemnification obligations were to be triggered under these agreements, the company would be required to pay damages for the resulting tax consequences to the Malkin Family, and the company has acknowledged that a calculation of damages will not be based on the time value of money or the time remaining within the restricted period. Moreover, these obligations may restrict the company’s ability to engage in a strategic transaction. In addition, these obligations may require the company to maintain more or different indebtedness than the company would otherwise require for the company’s business. See “The Consolidation—Description of the Tax Protection Agreement.” The operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after the IPO, the amount of the operating partnership’s indemnification obligations (based on tax rates applicable for the taxable year ending December 31, 2012, and exchange values, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $84.7 million.

The continuing threat of a terrorist event may materially and adversely affect the company’s properties, their value and the company’s ability to generate cash flow.

There may be a decrease in demand for space in Manhattan and the greater New York metropolitan area because it is considered at risk for a future terrorist event, and this decrease may reduce the company’s revenues from property rentals. In the aftermath of a terrorist event, tenants in Manhattan and the greater New York metropolitan area may choose to relocate their businesses to less populated, lower-profile areas of the United States that are not as likely to be targets of future terrorist activity. This in turn could trigger a decrease in the demand for space in Manhattan and the greater New York metropolitan area, which could increase vacancies in the company’s properties and force the company to lease its properties on less favorable terms. Further, certain of the company’s properties, including the Empire State Building, may be considered to be susceptible to increased risks of a future terrorist event due to the high-profile nature of the property. In addition, a terrorist event could cause insurance premiums at certain of the company’s properties to increase significantly. As a result, the value of the company’s properties and the level of its revenues could materially decline.

Potential losses such as those from adverse weather conditions, natural disasters, terrorist events and title claims, may not be fully covered by the company’s insurance policies, and such losses could materially and adversely affect the company.

The company’s business operations are susceptible to, and could be significantly affected by, adverse weather conditions, terrorist events and natural disasters that could cause significant damage to the properties in its portfolio. The company’s insurance may not be adequate to cover business interruption or losses resulting from such events. In addition, the company’s insurance policies include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, the company may incur significant costs in the event of adverse weather conditions, terrorist events and natural disasters. The company may discontinue certain insurance coverage on some or all of its properties in the future if the cost of premiums for any of these policies in the company’s judgment exceeds the value of the coverage discounted for the risk of loss.

The company carries comprehensive liability, fire, extended coverage, earthquake, terrorism and rental loss insurance, covering all of its Manhattan properties and its greater New York metropolitan area properties under a blanket policy. The company carries additional all-risk property and business insurance, which includes terrorism insurance, on the Empire State Building through ESB Captive Insurance Company L.L.C., or ESB Captive Insurance, the company’s wholly owned captive insurance company. ESB Captive Insurance covers terrorism insurance for $700 million in losses in excess of $800 million per occurrence suffered by the Empire State Building, providing the company with aggregate terrorism coverage of $1.5 billion. ESB Captive Insurance fully reinsures the 15% coinsurance under the Terrorism Risk Insurance Program Reauthorization Act of 2007 (TRIPRA) and the difference between the TRIPRA captive deductible and policy deductible of $25,000 for non-Nuclear, Biological, Chemical and Radiological exposures. As a result, the company remains only liable for the 15% coinsurance under TRIPRA for Nuclear, Biological, Chemical and Radiological (NBCR) exposures, as well as a deductible equal to 20% of the prior year’s premium, which premium was approximately $429,000 in 2011. As long as the company owns ESB Captive Insurance, the company is responsible for its liquidity and capital resources, and its accounts are part of the company’s consolidated financial statements. If the company experiences a loss and its captive insurance company is required to pay under its insurance policy, the company would ultimately record the loss to the extent of its required payment.

Furthermore, the company does not carry insurance for certain losses, including, but not limited to, losses caused by war. In addition, while the company’s title insurance policies insure for the current aggregate market value of the company’s portfolio, the company does not intend to increase its title insurance policies as the market value of its portfolio increases. As a result, the company may not have sufficient coverage against all losses that it may experience, including from adverse title claims.

If the company experiences a loss that is uninsured or which exceeds its policy limits, the company could incur significant costs and lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, the company would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

In addition, certain of the company’s properties could not be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that the company experiences a substantial or comprehensive loss of one of its properties, the company may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

TRIA, which was enacted in November 2002, was renewed on December 31, 2007. Congress extended TRIA, now called TRIPRA (Terrorism Risk Insurance Program Reauthorization Act of 2007) until December 31, 2014. The law extends the federal Terrorism Risk Insurance Program that requires insurance companies to offer terrorism coverage and provides for compensation for insured losses resulting from acts of foreign and domestic terrorism. The company’s debt instruments, consisting of mortgage loans secured by its properties (which are generally non-recourse to the company), ground leases and the company’s secured term loan, contain customary covenants requiring the company to maintain insurance, including TRIPRA insurance. While the company does not believe it will be likely, there can be no assurance that the lenders or ground lessors under these instruments will not take the position that a total or partial exclusion from “all-risk” insurance coverage for losses due to terrorist acts is a breach of these debt and ground lease instruments that allows the lenders or ground lessors to declare an event of default and accelerate repayment of debt or recapture of ground lease positions for those properties in the portfolio which are not insured against terrorist events. In addition, if lenders insist on full coverage for these risks and prevail in asserting that the company is required to maintain such coverage, it could result in substantially higher insurance premiums.

Certain mortgages on the company’s properties contain requirements concerning the financial ratings of the insurers who provide policies covering the property. The company provides the lenders on a regular basis with the identity of the insurance companies in its insurance programs. While the ratings of the company’s insurers currently satisfy the rating requirements in some of its loan agreements, in the future, the company may be unable to obtain insurance with insurers which satisfy the rating requirements which could give rise to an event of default under such loan agreements. Additionally, in the future the company’s ability to obtain debt financing secured by individual properties, or the terms of such financing, may be adversely affected if lenders generally insist on ratings for insurers which are difficult to obtain or which result in a commercially unreasonable premium.

The company may become subject to liability relating to environmental and health and safety matters, which could have a material and adverse effect on it.

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner or operator of real property, the company may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of the company’s properties have been or may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. The company also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when the company arranges for disposal or treatment of hazardous substances at such facilities, without regard to whether the company complies with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on the company’s properties may adversely affect its ability to attract and/or retain tenants and its ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on the company’s properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property. For example, the company’s property at 69-97 Main Street is subject to an Environmental Land Use Restriction that imposes certain restrictions on the use, occupancy and activities of the affected land beneath the property. This restriction may prevent the company from conducting certain renovation activities at the property, which may adversely affect its resale value and may adversely affect the company’s ability to finance or refinance this property. See “The Company Business and Properties—Regulation—Environmental Matters.”

Some of the company’s properties are adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact the company’s properties. In addition, some of the company’s properties have previously been used by former owners or tenants for commercial or industrial activities, e.g., gas stations and dry cleaners, and a portion of the Metro Tower site is currently used for automobile parking and fuelling that may release petroleum products or other hazardous or toxic substances at such properties or to surrounding properties.

In addition, the company’s properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject the company or its tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to the company. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect the company’s operations, or those of its tenants, which could in turn have a material adverse effect on the company.

As the owner or operator of real property, the company may also incur liability based on various building conditions. For example, buildings and other structures on properties that the company currently owns or operates or those the company acquires or operates in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, the company may be subject to liability for personal injury or property damage sustained as a result of releases of ACM into the environment.

In addition, the company’s properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of the company’s properties could require it to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose the company to liability from its tenants, employees of its tenants or others if property damage or personal injury occurs.

The company cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect the company’s ability to make distributions to its stockholders or holders of operating partnership units or that such costs, liabilities, or other remedial measures will not have a material adverse effect on the company’s financial condition and results of operations.

Potential environmental liabilities may exceed the company’s environmental insurance coverage limits, which could have a material and adverse effect on it.

The company carries environmental insurance to cover certain potential environmental liabilities associated with pollution conditions certain of its properties. The company cannot assure you, however, that its insurance coverage will be sufficient or that the company’s liability will not have a material adverse effect on its financial condition, results of operations, cash flow, trading price of the operating partnership units and Class A common stock and the company’s ability to satisfy its principal and interest obligations and to make distributions to the company’s stockholders.

The company may experience a decline in the fair value of its assets, which may have a material impact on the company’s financial condition, liquidity and results of operations and adversely impact its stock price.

A decline in the fair market value of the company’s assets may require it to recognize an other-than-temporary impairment against such assets under GAAP if the company were to determine that, with respect to any assets in unrealized loss positions, it does not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, the company would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect the company’s future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale.

Failure to hedge interest rates effectively could have a material and adverse effect on the company.

Subject to the company’s qualification as a REIT, the company may seek to manage its exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing the company’s exposure to interest rate changes. Moreover, there can be no assurance that the company’s hedging arrangements will qualify for hedge accounting or that the company’s hedging activities will have the desired beneficial impact on the company’s results of operations. Should the company desire to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill the company’s initial obligation under the hedging agreement. Failure to hedge effectively against interest rate changes may adversely affect the company’s results of operations.

When a hedging agreement is required under the terms of a mortgage loan it is often a condition that the hedge counterparty maintains a specified credit rating. With the current volatility in the financial markets, there is an increased risk that hedge counterparties could have their credit rating downgraded to a level that would not be acceptable under the loan provisions. If the company were unable to renegotiate the credit rating condition with the lender or find an alternative counterparty with acceptable credit rating, the company could be in default under the loan and the lender could seize that property through foreclosure.

As a general contractor, Malkin Construction, the company’s wholly-owned subsidiary, is subject to the various risks associated with construction that could have a material adverse effect on the company’s business and results of operations.

As a general contractor, Malkin Construction, the company’s wholly-owned subsidiary, is subject to the various risks associated with construction (including, without limitation, shortages of labor and materials, work stoppages, labor disputes and weather interference) that could cause construction delays. The company is subject to the risk that it will be unable to complete construction at budgeted costs or be unable to fund any excess construction costs, which could have a material adverse effect on the company’s business and results of operations.

The company may incur significant costs complying with the ADA and similar laws, which could adversely affect the company’s financial condition, results of operations, cash flow and trading price of the operating partnership units and Class A common stock.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The company has not conducted a recent audit or investigation of all of its properties to determine the company’s compliance with the ADA. If one or more of the properties in the company’s portfolio is not in compliance with the ADA, the company would be required to incur additional costs to bring the property into compliance. Additional federal, state and local laws also may require modifications to the company’s properties, or restrict the company’s ability to renovate its properties. The company cannot predict the ultimate cost of compliance with the ADA or other legislation. If the company incurs substantial costs to comply with the ADA and any other legislation, the company’s financial condition, results of operations, cash flow, trading price of the operating partnership units and Class A common stock and the company’s ability to satisfy its principal and interest obligations and to make distributions to the company’s stockholders could be adversely affected.

The company’s property taxes could increase due to property tax rate changes or reassessment, which could impact the company’s cash flows.

Even if the company qualifies as a REIT for U.S. federal income tax purposes, the company will be required to pay state and local taxes on its properties. The real property taxes on the company’s properties may increase as property tax rates change or as the company’s properties are assessed or reassessed by taxing authorities. In particular, the company’s portfolio of properties may be reassessed as a result of the IPO. Therefore, the amount of property taxes the company pays in the future may increase substantially from what the company has paid in the past. If the property taxes the company pays increase, the company’s financial condition, results of operations, cash flows, trading price of the operating partnership units and Class A common stock and the company’s ability to satisfy its principal and interest obligations and to make distributions to the company’s stockholders could be adversely affected.

The company may become subject to litigation, which could have a material and adverse effect on the company’s financial condition, results of operations, cash flow and trading price of the operating partnership units and Class A common stock.

In the future the company may become subject to litigation, including claims relating to its operations, offerings, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against the company, some of which are not, or cannot be, insured against. The company generally intends to defend itself vigorously; however, the company cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against the company may result in it having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact the company’s earnings and cash flows, thereby having an adverse effect on the company’s financial condition, results of operations, cash flow and trading price of the operating partnership units and Class A common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of the company’s insurance coverage, which could adversely impact the company’s results of operations and cash flows, expose the company to increased risks that would be uninsured, and/or adversely impact the company’s ability to attract officers and directors.

Joint venture investments could be adversely affected by the company’s lack of sole decision-making authority, its reliance on co-venturers’ financial condition and disputes between the company and its co-venturers.

The company may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, the company would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with the company’s business interests or goals, and may be in a position to take actions contrary to the company’s policies or objectives, and they may have competing interests in the company’s markets that could create conflict of interest issues. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither the company nor the partner or co-venturer would have full control over the partnership or joint venture. In addition, prior consent of the company’s joint venture partners may be required for a sale or transfer to a third party of the company’s interests in the joint venture, which would restrict the company’s ability to dispose of its interest in the joint venture. If the company becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize the company’s status as a REIT or require it to pay tax, the company may be forced to dispose of its interest in such entity including at an unfavorable price. Disputes between the company and partners or co-venturers may result in litigation or arbitration that would increase the company’s expenses and prevent its officers and/or directors from focusing their time and effort on the company’s business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, the company may in certain circumstances be liable for the actions of its third-party partners or co-venturers. The company’s joint ventures may be subject to debt and, in any weakened credit market, the refinancing of such debt may require equity capital calls.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect the company.

Accounting rules for certain aspects of the company’s anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in the preparation of the company’s financial statements and the delivery of this information to the company’s stockholders. Furthermore, changes in accounting rules or in the company’s accounting assumptions and/or judgments, such as asset impairments, could materially impact its financial statements. Under any of these circumstances, the company could be materially and adversely affected.

The company may incur significant costs complying with various regulatory requirements, which could materially and adversely affect its financial performance.

The company’s properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If the company fails to comply with these various requirements, it might incur governmental fines or private damage awards. In addition, existing requirements could change and future requirements might require the company to make significant unanticipated expenditures, which materially and adversely affect its financial performance.

Risks Related to the Tax Consequences of the Consolidation

A participant that receives common stock in the consolidation may recognize gain or loss for U.S. federal income tax purposes.

If you receive solely Class A common stock, you generally will recognize gain or loss for U.S. federal income tax purposes with respect to your participation interest equal to the amount by which the fair market value of any shares of Class A common stock you receive in connection with the consolidation, plus the amount of liabilities allocable to your participation interest, exceeds your tax basis in your participation interest. In addition, if you are an individual or a partnership for New York State personal income tax purposes, any gain that you recognize in the consolidation will generally be treated as New York source income for New York State personal income tax purposes. As a result, you (or, if you are a partnership, any of your partners who are individuals) will generally be subject to New York State personal income tax on such gain even if you are treated as a New York nonresident for purposes of the New York State personal income tax. The New York City personal income tax should not apply to individuals who are treated as New York City nonresidents for purposes of the tax. You will recognize “phantom income” (i.e., income in excess of the value of any shares of common stock you receive) if you have a “negative capital account” with respect to your participation interest. If you elect to receive common stock and have gain for U.S. federal income tax purposes, you will need to satisfy any associated tax liabilities with cash from you other resources. The supervisor urges you to consult with your tax advisor to evaluate the tax consequences to you in your particular circumstances as a result of the consolidation. For a further discussion of the general U.S. federal income tax consequences of the transactions contemplated herein that may be relevant, you should carefully review the section entitled “U.S. Federal Income Tax Considerations.”

If you receive a combination of operating partnership units and common stock, you may also recognize gain or loss for U.S. federal income tax purposes, as more fully discussed under “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation.” See also “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings” for a discussion of the tax consequences of the deemed receipt of shares of common stock under the voluntary pro rata reimbursement program.

Tax consequences to holders of operating partnership units upon a sale or refinancing of the company’s properties may cause the interests of certain members of the company’s senior management team to differ from your own.

As a result of the unrealized built-in gain attributable to a property at the time of contribution, some holders of operating partnership units, including Anthony E. Malkin and Peter L. Malkin, may suffer different and more adverse tax consequences than holders of common stock or other holders of operating partnership units upon the sale or refinancing of the properties owned by the operating partnership, including disproportionately greater allocations of items of taxable income and gain upon a realization event. As those holders will not receive a correspondingly greater distribution of cash proceeds, they may have different objectives regarding the appropriate pricing, timing and other material terms of any sale or refinancing of certain properties, or whether to sell or refinance such properties at all. As a result, the effect of certain transactions on Anthony E. Malkin and Peter L. Malkin may influence their decisions affecting these properties and may cause them to attempt to delay, defer or prevent a transaction that might otherwise be in the best interests of the company’s other stockholders. In connection with the consolidation, the operating partnership intends to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which the operating partnership will agree to indemnify the Wien group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance, or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 1.6% of the aggregate exchange value) to be acquired by the operating partnership in the consolidation for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both Peter L. Malkin and Isabel W. Malkin, who are 78 and 75 years old, respectively, for the three other properties, (ii) the operating partnership’s failing to maintain until maturity the indebtedness secured by those properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership’s failing to make available to any of these investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such investor owns less that the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such investor received in the consolidation. The operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after the IPO, the amount of the operating partnership’s indemnification obligations (based on tax rates applicable for the taxable year ending December 31, 2012, and exchange values, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $84.7 million. As a result of entering into the tax protection agreement, Anthony E. Malkin and Peter L. Malkin may have an incentive to cause the company to enter into transactions from which they may personally benefit.

Participants may recognize taxable gain resulting from a reduction in their share of the operating partnership’s liabilities and accordingly may recognize taxable gain even if they elect to receive solely operating partnership units in the consolidation.

If you elect to receive solely operating partnership units in the consolidation, or a combination of (a) operating partnership units and (b) shares of common stock not in excess of your reimbursement amount, to the extent that the current mortgage debt on the subject LLC’s property is maintained, or such mortgage debt is refinanced with similar mortgage debt, your share of the operating partnership’s liabilities should generally be an amount sufficient to avoid your recognizing gain for U.S. federal income tax purposes as a result of the consolidation. However, there can be no assurance that this will be the case for all participants in each subject LLC.

In general, following the consolidation, the operating partnership generally intends to maintain a level of mortgage debt on the property currently held by the subject LLC, or to refinance such debt with similar debt. The operating partnership may, however, elect to pay down its indebtedness or refinance such indebtedness with unsecured debt following the consolidation, including mortgage indebtedness on property owned by the subject LLC which may reduce the amount of the operating partnership’s liabilities allocable to a participant. In addition, the operating partnership’s commitment pursuant to the tax protection agreement entered into with Peter L. Malkin and Anthony E. Malkin could result in less operating partnership liabilities available to be allocated to a participant as a result of such persons and the Wien group being offered opportunities to guarantee certain indebtedness of the operating partnership. Over time, property depreciation, capital improvements made to the properties and debt amortization and repayment, among other things, may reduce your share of the operating partnership’s liabilities. A reduction in your share of the operating partnership’s liabilities (either as a result of the consolidation, from a pay down of mortgage debt following the consolidation or over time) that exceeds your U.S. federal income tax basis in your operating partnership units is treated as taxable gain from the sale or exchange of your operating partnership units.

Participants should carefully review “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation” and consult their tax advisors with regard to liabilities associated with their participation interests and their share of the operating partnership’s liabilities following the consolidation and in future periods.

You will not receive tax protection against taxable gains.

Generally, under applicable U.S. federal income tax laws and regulations, participants of a subject LLC would recognize gain or loss, for U.S. federal income tax purposes, with respect to their operating partnership units if, following the consolidation, the operating partnership were to sell a property previously owned by that subject LLC. Participants also would recognize taxable gain if participants were not allocated sufficient liabilities under U.S. federal tax rules with respect to their operating partnership units.

As part of the consolidation, the operating partnership intends to enter into a tax protection agreement with Peter L. Malkin and Anthony E. Malkin pursuant to which the operating partnership will agree to indemnify the Wien group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 1.6% of the aggregate exchange value), to be acquired by the operating partnership in the consolidation, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin, who are 78 and 75 years old, respectively, for the three other properties, (ii) the operating partnership’s failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or

(iii) the operating partnership’s failing to make available to any of these investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares of common stock such investor received in the consolidation. For a further description of the tax protection agreement, see “The Consolidation—Description of the Tax Protection Agreement.”

Specific transactions or tax elections may cause you to recognize gain or otherwise affect your investment.

As a general matter, the company, per the terms of the operating partnership agreement, will not be required to take into account tax consequences to the other partners of the operating partnership (including a holder of operating partnership units that received those units in connection with the consolidation) in deciding whether to cause the operating partnership to undertake specific transactions or make tax elections that could cause you to recognize gain. Consequently, any deferred tax gain allocable to the operating partnership units that you receive in connection with the consolidation could be triggered at any time, and your share of the liabilities of the operating partnership could be reduced at any time and no promise can be made to you that you will continue to enjoy the benefit of deferring any gain that would have otherwise been recognized had you received common stock in the consolidation.

If the operating partnership were not to make an election under Section 754 of the Code to adjust its asset basis, a subsequent transferee of operating partnership units could be allocated more taxable income in respect of those operating partnership units prior to disposition than if such an election were made.

The operating partnership currently intends to make an election to adjust asset basis under Section 754 of the Code. If no such election is made, there will generally be no adjustment to the basis of the assets of the operating partnership upon a subsequent transferee’s acquisition of operating partnership units from a participant transferring operating partnership units, even if the purchase price for those operating partnership units is greater than the share of the aggregate tax basis of the operating partnership’s assets attributable to those operating partnership units immediately prior to the acquisition. Consequently, upon a sale of an asset by the operating partnership, gain allocable to a holder of operating partnership units could include built-in gain in the asset existing at the time such subsequent holder acquired the operating partnership units, which built-in gain would otherwise generally be eliminated if a Section 754 election had been made. See “U.S. Federal Income Tax Considerations—Consequences of Holding Operating Partnership Units—Section 754 Election.”

The operating partnership cannot match transferors and transferees of Series 60, Series 250, or Series ES operating partnership units, and the operating partnership will therefore adopt certain income tax accounting positions that may not conform with all aspects of applicable tax requirements. The IRS may challenge this treatment, which could adversely affect the tax consequences, liquidity and market price of such operating partnership units.

Because the operating partnership cannot match transferors and transferees of Series 60, Series 250, or Series ES operating partnership units, the operating partnership will adopt certain depreciation, amortization and other tax accounting positions that may not conform with all aspects of existing Treasury Regulations. A successful challenge to those positions could adversely affect the amount of tax benefit available or taxable income allocated to holders of such operating partnership units. It also could affect the timing of certain tax benefits or the amount of gain on the sale of such operating partnership units and could have a negative impact on the value of such operating partnership units or result in audits of and adjustments to the tax returns of holders of Series 60, Series 250, or Series ES operating partnership units.

In addition, the operating partnership’s taxable income and losses will be determined and apportioned among investors using conventions the operating partnership regards as consistent with applicable law. As a result, if you transfer your operating partnership units, you may be allocated income, gain, loss and deduction realized by the operating partnership after the date of transfer. Similarly, a transferee may be allocated income, gain, loss and deduction realized by the operating partnership prior to the date of the transferee’s acquisition of operating partnership units and, in certain circumstances, even if such a transferee receives no distributions. A transferee may also bear the cost of withholding tax imposed with respect to income allocated to a transferor through a reduction in the cash distributed to the transferee.

The company’s failure to qualify or remain qualified as a REIT would subject the company to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to the company’s stockholders.

The company has been organized and intends to operate in a manner that will enable it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2012. The company has not requested and does not intend to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions and Treasury Regulations promulgated thereunder for which there are limited judicial and administrative interpretations. The complexity of these provisions and of applicable Treasury Regulations is greater in the case of a REIT that, like the company, holds its assets through partnerships. To qualify as a REIT, the company must meet, on an ongoing basis, various tests regarding the nature and diversification of its assets and the company’s income, the ownership of its outstanding shares, and the amount of its distributions. The company’s ability to satisfy these asset tests depends upon its analysis of the characterization and fair market values of its assets, some of which are not susceptible to a precise determination, and for which the company will not obtain independent appraisals. The company’s compliance with the REIT income and quarterly asset requirements also depends upon the company’s ability to manage successfully the composition of its income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for the company to qualify as a REIT. Thus, while the company intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the company’s circumstances, no assurance can be given that the company will so qualify for any particular year. These considerations also might restrict the types of assets that the company can acquire in the future.

If the company fails to qualify as a REIT in any taxable year, and it does not qualify for certain statutory relief provisions, it would be required to pay U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and distributions to its stockholders would not be deductible by it in determining its taxable income. In such a case, the company might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay its taxes. The company’s payment of income tax would reduce significantly the amount of cash available for distribution to its stockholders. Furthermore, if the company fails to maintain its qualification as a REIT, it no longer would be required to distribute substantially all of its net taxable income to its stockholders. In addition, unless the company was eligible for certain statutory relief provisions, it could not re-elect to qualify as a REIT until the fifth calendar year following the year in which it failed to qualify.

Complying with the REIT requirements may cause the company to forego and/or liquidate otherwise attractive investments.

To qualify as a REIT, the company must ensure that it meets the REIT gross income tests annually. In addition, the company must ensure that, at the end of each calendar quarter, at least 75% of the value of its total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of mortgage-backed securities. The remainder of the company’s investment in securities (other than government securities, securities of corporations that are treated as taxable REIT subsidiaries, or TRSs, and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of the company’s assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of the company’s total securities can be represented by securities of one or more TRSs. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Asset Tests.” If the company fails to comply with these asset requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences.

To meet these tests, the company may be required to take or forgo taking actions that it would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, the company may be required to forego investments that it otherwise would make. Furthermore, the company may be required to liquidate from its portfolio otherwise attractive investments. In addition, the company may be required to make distributions to stockholders at disadvantageous times or when the company does not have funds readily available for distribution. These actions could have the effect of reducing the company’s income and amounts available for distribution to its stockholders and holders of operating partnership units. Thus, compliance with the REIT requirements may hinder the company’s investment performance.

The REIT distribution requirements could require the company to borrow funds during unfavorable market conditions or subject the company to tax, which would reduce the cash available for distribution to the company’s stockholders.

In order to qualify as a REIT, the company must distribute to its stockholders, on an annual basis, at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, the company will be subject to U.S. federal income tax at regular corporate rates to the extent that it distributes less then 100% of its net taxable income, (including capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which its distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. The company intends to distribute its net income to its stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax.

In addition, the company’s taxable income may exceed its net income as determined by GAAP because, for example, realized capital losses will be deducted in determining the company’s GAAP net income, but may not be deductible in computing the company’s taxable income. In addition, the company may incur nondeductible capital expenditures or be required to make debt or amortization payments. As a result of the foregoing, the company may generate less cash flow than taxable income in a particular year and the company may incur U.S. federal income tax and the 4% nondeductible excise tax on that income if the company does not distribute such income to stockholders in that year. In that event, the company may be required to use cash reserves, incur debt or liquidate assets at rates or times that the company regards as unfavorable or make a taxable distribution of its shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year.

If the operating partnership is treated as a corporation for U.S. federal income tax purposes, the company will cease to qualify as a REIT.

The company believes the operating partnership qualifies as a partnership for U.S. federal income tax purposes. Assuming that it qualifies as a partnership for U.S. federal income tax purposes, the operating partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including the company, is required to pay tax on its allocable share of the operating partnership’s income. No assurance can be provided, however, that the IRS will not challenge the operating partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the operating partnership as a corporation for U.S. federal income tax purposes, the company would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, therefore, cease to qualify as a REIT and the operating partnership would become subject to U.S. federal, state and local income tax. The payment by the operating partnership of income tax would reduce significantly the amount of cash available to the operating partnership to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including the company.

Even if the company qualifies as a REIT, it may incur tax liabilities that reduce its cash flow.

Even if the company qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, taxes on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. See “U.S. Federal Income Tax Considerations—Taxation of the Company—Taxation of REITs in General.” In addition, Empire State Realty Observatory TRS, LLC, a New York limited liability company, or Observatory TRS, Empire State Realty Holdings TRS, LLC, a Delaware limited liability company, or Holding TRS, and any other TRSs the company owns will be subject to U.S. federal, state and local corporate income taxes. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, the company will hold some of its assets through taxable C corporations, including TRSs. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to the company’s stockholders.

If the company is not able to lease the Empire State Building observatory to a TRS in a manner consistent with the ruling that the company has received from the IRS, or if the company is not able to maintain its broadcast licenses in a manner consistent with the ruling it has received from the IRS, it would be required to restructure its operations in a manner that could adversely affect the value of its stock.

Rents from real property are generally not qualifying income for purposes of the REIT gross income tests if the rent is treated as “related party rent.” Related party rent generally includes (i) any rent paid by a corporation if the REIT (or any person who owns 10% or more of the stock of the REIT by value) directly or indirectly owns 10% or more of the stock of the corporation by vote or value and (ii) rent paid by a partnership if the REIT (or any person who owns 10% or more of the stock of the REIT by value) directly or indirectly owns an interest of 10% or more in the assets or net profits of the partnership. Under an exception to this rule, related party rent is treated as qualifying income for purposes of the REIT gross income tests if it is paid by a TRS of the REIT and (i) at least 90% of the leased space in the relevant property is rented to persons other than either TRSs or other related parties of the REIT, and (ii) the amounts paid to the REIT as rent from real property are substantially comparable to the rents paid by unrelated tenants of the REIT for comparable space.

Income from admissions to the Empire State Building observatory, and certain other income generated by the observatory, would not likely be qualifying income for purposes of the REIT gross income tests. The company will jointly elect with Observatory TRS, which is the current lessee and operator of the observatory and which will be wholly owned by the operating partnership following the completion of the IPO, for Observatory TRS to be treated as a TRS of the company for U.S. federal income tax purposes following the completion of the IPO. Observatory TRS will lease the Empire State Building observatory from the operating partnership pursuant to an existing lease that provides for fixed base rental payments and variable rental payments equal to certain percentages of Observatory TRS’s gross receipts from the operation of the observatory. Given the unique nature of the real estate comprising the observatory, the company does not believe that there is any space in the Empire State Building or in the same geographic area as the Empire State Building that would likely be considered sufficiently comparable to the observatory for the purpose of applying the exception to related party rent described above. The company has received from the IRS a private letter ruling that the rent that the operating partnership will receive from Observatory TRS pursuant to the lease described above will be qualifying income for purposes of the REIT gross income tests.

In addition, following completion of the IPO, the operating partnership will acquire various license agreements (i) granting certain third party broadcasters the right to use space on the tower on the top of the

Empire State Building for certain broadcasting and other communication purposes and (ii) granting certain third party vendors the right to operate concession stands in the observatory. The company has received from the IRS a private letter ruling that the license fees that the operating partnership will receive under the license agreements described above will be qualifying income for purposes of the REIT gross income tests.

The company is entitled to rely upon these private letter rulings only to the extent that it did not misstate or omit a material fact in the ruling request and that it continues to operate in accordance with the material facts described in such request, and no assurance can be given that the company will always be able to do so. If the company were not able to treat the rent that the operating partnership receives from Observatory TRS as qualifying income for purposes of the REIT gross income tests, the company would be required to restructure the manner in which it operates the observatory, which would likely require the company to cede operating control of the observatory by leasing the observatory to an affiliate or third party operator. If the company were not able to treat the license fees that the operating partnership will receive from the license agreements described above as qualifying income for purposes of the REIT gross income tests, the company would be required to enter into the license agreements described above through a TRS, which would cause the license fees to be subject to U.S. federal income tax and accordingly reduce the amount of the company’s cash flow available to be distributed to its stockholders. In either case, if the company is not able to appropriately restructure its operations in a timely manner, it would likely realize significant income that does not qualify for the REIT gross income tests, which could cause the company to fail to qualify as a REIT.

Although the company’s use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain its qualification as a REIT, there are limits on the company’s ability to own TRSs, and a failure to comply with the limits would jeopardize the company’s REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

The company will jointly elect with each of Observatory TRS and Holding TRS, which will be a newly formed Delaware limited liability company that will be wholly owned by the operating partnership following the completion of the consolidation, for each of Observatory TRS and Holding TRS to be treated as a TRS under the Code for U.S. federal income tax purposes following the completion of the consolidation. Observatory TRS, Holdings TRS, and any other TRSs that the company forms will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to the company but is not required to be distributed unless necessary to maintain the company’s REIT qualification. Although the company will be monitoring the aggregate value of the securities of such TRSs and intends to conduct its affairs so that such securities will represent less than 25% of the value of its total assets, there can be no assurance that the company will be able to comply with the TRS limitation in all market conditions.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of the company’s Class A common stock.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates is 15% (through 2012). Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 35% maximum U.S. federal income tax rate on ordinary income. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the company’s Class A common stock.

Complying with REIT requirements may limit the company’s ability to hedge effectively and may cause the company to incur tax liabilities.

The REIT provisions of the Code may limit the company’s ability to hedge its assets and operations. Under these provisions, any income that the company generates from transactions intended to hedge its interest rate risk will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges interest rate risk on liabilities used to carry or acquire real estate assets, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—Gross Income Tests” and “U.S. Federal Income Tax Considerations—Requirements for Qualification—Hedging Transactions.” As a result of these rules, the company may have to limit its use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of the company’s hedging activities because the company’s TRS would be subject to tax on gains or expose the company to greater risks associated with changes in interest rates than the company would otherwise want to bear. In addition, losses in the company’s TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

The ability of the company’s board of directors to revoke the company’s REIT election without stockholder approval may cause adverse consequences to the company’s stockholders.

The company’s charter provides that the board of directors may revoke or otherwise terminate the company’s REIT election, without the approval of the company’s stockholders, if the board determines that it is no longer in the company’s best interest to continue to qualify as a REIT. If the company ceases to qualify as a REIT, it would become subject to U.S. federal income tax on its net taxable income and it generally would no longer be required to distribute any of its net taxable income to its stockholders, which may have adverse consequences on the company’s total return to its stockholders.

Legislative or regulatory tax changes related to REITs could materially and adversely affect the company’s business.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. The company cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. The company and its stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Your investment has various tax risks.

Although provisions of the Code generally relevant to an investment in operating partnership units, Class A common stock or Class B common stock are described in “U.S. Federal Income Tax Considerations,” you should consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in operating partnership units, Class A common stock or Class B common stock.

The company may inherit tax liabilities from the entities to be merged into the company or its subsidiaries in the consolidation.

Pursuant to the consolidation, Malkin Properties of Connecticut, Inc., a Connecticut corporation, or Malkin Properties CT, and Malkin Construction Corp., a Connecticut corporation, or Malkin Construction, will merge with and into a subsidiary of the company, with the subsidiary surviving, in a transaction that is intended to be treated as a reorganization under the Code. Each of Malkin Properties CT and Malkin Construction has elected to be treated as an S Corporation for U.S. federal income tax purposes under Section 1361 of the Code. If either of Malkin Properties CT or Malkin Construction failed to qualify as an S corporation, the company could assume material U.S. federal income tax liabilities in connection with the consolidation and/or may be subject to certain other adverse tax consequences. In addition, to qualify as a REIT under these circumstances, the company would be required to distribute, prior to the close of its first taxable year in which it elected to be taxed as a REIT under the Code, any earnings and profits of these entities to which the company is deemed to succeed. No rulings from the IRS will be requested and no opinions of counsel will be rendered regarding the U.S. federal income tax treatment of any of Malkin Properties CT or Malkin Construction. Accordingly, no assurance can be given that Malkin Properties CT or Malkin Construction has qualified as an S corporation for U.S. federal income tax purposes, or that these entities do not have any other tax liabilities. In addition, the supervisor will merge with a subsidiary of the operating partnership in the consolidation, and as a result, the company may inherit any liabilities, including any tax liabilities, of the supervisor.

FORWARD-LOOKING STATEMENTS

This prospectus/consent solicitation contains forward-looking statements. In particular, statements pertaining to the company’s and the subject LLCs’ capital resources, portfolio performance, dividend policy and results of operations contain forward-looking statements. Likewise, the company’s unaudited pro forma financial statements and all the company’s statements regarding anticipated growth in the company’s portfolio from operations, acquisitions and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “preliminary,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and the company may not be able to realize them. The company and the supervisor do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•

the factors included in this prospectus/consent solicitation, including those set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust” and “The Company Business and Properties;”

•

the effect of the credit crisis on general economic, business and financial conditions, and changes in the company’s industry and changes in the real estate markets in particular, either nationally or in Manhattan or the greater New York metropolitan area;

•	resolution of the class action lawsuits;

•	the value of the operating partnership units and shares of common stock that you will receive in the consolidation;

•	reduced demand for office or retail space;

•	use of proceeds of the IPO;

•	general volatility of the capital and credit markets and the market price of the operating partnership units and the company’s Class A common stock issued to participants in the subject LLCs;

•	changes in the company’s business strategy;

•	defaults on, early terminations of or non-renewal of leases by tenants;

•	bankruptcy or insolvency of a major tenant or a significant number of smaller tenants;

•	fluctuations in interest rates and increased operating costs;

•	declining real estate valuations and impairment charges;

•	availability, terms and deployment of capital;

•	the company’s failure to obtain necessary outside financing;

•	the company’s expected leverage;

•	decreased rental rates or increased vacancy rates;

•	the company’s failure to generate sufficient cash flows to service its outstanding indebtedness;

•	the company’s failure to redevelop, renovate and reposition properties successfully or on the anticipated timeline or at the anticipated costs;

•	difficulties in identifying properties to acquire and completing acquisitions, including potentially the option properties described in this prospectus/consent solicitation;

•	risks of real estate acquisitions, dispositions and development (including the company’s Metro Tower development site), including the cost of construction delays and cost overruns;

•	the company’s failure to operate acquired properties and operations successfully;

•	the company’s projected operating results;

•	the company’s ability to manage its growth effectively;

•	estimates relating to the company’s ability to make distributions to its stockholders in the future;

•	impact of changes in governmental regulations, tax law and rates and similar matters;

•	the failure of the operating partnership to maintain its status as a partnership for U.S. federal income tax purposes;

•	the company’s failure to qualify as a REIT;

•	future terrorist events in the U.S.;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	lack or insufficient amounts of insurance;

•	financial market fluctuations;

•	availability of and the company’s ability to attract and retain qualified personnel;

•	conflicts of interest with the company’s senior management team;

•	the company’s understanding of its competition;

•	changes in real estate and zoning laws and increases in real property tax rates and

•	the company’s ability to comply with the laws, rules and regulations applicable to companies and, in particular, public companies.

While forward-looking statements reflect the company’s or the supervisor’s, as applicable, good faith beliefs, they are not guarantees of future performance. The company and the supervisor disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. For a further discussion of these and other factors that could impact the company’s future results, performance or transactions, see the section above entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the company (or to third parties making the forward-looking statements).

BACKGROUND OF AND REASONS FOR THE CONSOLIDATION

Background of the Subject LLCs

The three subject LLCs are publicly-registered limited liability companies originally formed as partnerships by principals of the supervisor from 1953 to 1961. The principals of the supervisor during this period consisted of Lawrence A. Wien, until his death in 1988 and, beginning in 1958, Mr. Wien’s son-in-law Peter L. Malkin. Anthony E. Malkin, Mr. Wien’s grandson, joined his father Peter L. Malkin as a principal in 1989. In exercising control, Peter L. Malkin and Anthony E. Malkin have been, and continue to be, subject to fiduciary duties owed to multiple sets of equity owners in each subject LLC and private entity. Each subject LLC was formed to acquire the fee title or long-term ground lease interest in an office property located in Manhattan and to lease the property to an operating lessee, which operates the property. The private entities, including the operating lessees were formed between 1953 and 2008 and own office properties, retail properties and, in one case, fully entitled land including a development site, in Manhattan and the greater New York metropolitan area. The supervisor and the Malkin Family provide supervisory and other services for each subject LLC, each operating lessee and the other private entities.

As lessor, each subject LLC receives from its operating lessee fixed basic rent (and, in the case of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., primary additional rent), overage rent (equal to 50% of the operating lessee’s net operating profit). In the case of Empire State Building Associates L.L.C., net operating profit is calculated as net operating profits in excess of $1,000,000 per annum, which amount is retained by Empire State Building Company L.L.C., and in the case of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., net operating profit is calculated as net operating profits in excess of $1,053,800 per annum and $752,000 per annum, respectively, of primary additional rent, which is paid by the operating lessee to the applicable subject LLC to the extent of net profits. Such amounts represent approximately 2.78%, 4.35% and 10.59%, respectively, of the original purchase price of each of the Empire State Building, One Grand Central Place and 250 West 57th Street. Each operating lessee was formed initially as a partnership, the partners of which included Lawrence A. Wien and Harry B. Helmsley, and later converted to a limited liability company. Under the operating lease, the subject LLC, as lessor, has no right to operate the property. The operating lessee does not require any approval from the subject LLC for any operating decision. As such, the operating lessee makes all decisions relating to the operations of the property, including decisions as to leasing the property and selection of tenants and timing of leasing; what repairs to make, how much to spend on them and how to maintain the property (consistent with its obligation to repair, maintain and replace the property, subject to the lessor’s consent for certain alterations which must be reasonably given); whether to hire property management and leasing agents or to handle such work internally; how to use the cash flow from the property; whether to seek financing for major expenditures; and whether to use cash flow for property-related expenses or to establish reserves. Each subject LLC has the right to approve a sale of the entire property. The control by the operating lessee affects the cash returns to a subject LLC above basic rent (and, in the case of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., primary additional rent) because, under the lease, the subject LLC and operating lessee have a 50/50 split of net operating profit above such specified amount.

A subject LLC, as lessor, cannot decide whether to take steps to maximize the value of the property or to undertake improvements or repairs and maintenance. A subject LLC, as lessor, also cannot determine to obtain additional financing to maximize cash flows and therefore distributions unless the operating lessee also agrees to the financing, because, in view of the operating lessee’s rights under the operating lease, lenders generally could be expected to require in connection with any significant financing that the operating lessee subordinate its interest to the financing. A subject LLC, as lessor, has the right to sell its fee interest in the property without the operating lessee’s consent. While the operating lessee does not have a contractual right to approve a sale of the property by the subject LLC, any property sale not agreed to by the operating lessee necessarily will be subject to the operating lease. The supervisor believes this limitation reduces the value of the subject LLCs unless sold with the operating lease position.

The supervisor, which is related to the principals who formed the subject LLCs, was appointed as the supervisor of the subject LLCs pursuant to the original partnership agreements of each of the subject LLCs and is the only party which has performed, and is authorized to perform, this role under the subject LLCs’ organizational documents. The subject LLCs were originally established as general partnerships with no managing general partner or managing member and the supervisor is responsible for the operations and administrative functions on behalf of the subject LLCs. The supervisor, in its capacity as supervisor of each of the subject LLCs, provides all administrative and oversight services, such as maintaining the entity’s records, including those related to participants, performing physical inspections of the property, providing or coordinating certain counsel services to the subject LLC, reviewing insurance coverage, arranging for financing, conducting annual supervisory review meetings, payment of monthly and additional distributions to the participants, payment of all other disbursements including real estate taxes, review of operations of the properties by the operating lessee, preparation and filing of tax returns, preparation of financial statements of the subject LLC and preparation of quarterly, annual and other periodic filings with the SEC and applicable state authorities and distribution of tax information and other information to the participants. The supervisor performs all of these services itself. In exchange for such services, the supervisor has received supervisory fees as described in the section entitled “Distributions and Compensation Paid to the Supervisor and its Affiliates—Compensation, Reimbursement and Distributions to the Supervisor and its Affiliates” in the supplement for each subject LLC. The supervisor currently receives supervisory fees at the rate of $751,306, $186,531, and $105,701, per annum, from each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates, L.L.C., and 250 West 57th St. Associates, L.L.C., respectively, for such services, in addition to compensation at an hourly rate for special supervisory services. During 2011, the supervisor billed fees for special supervisory services (primarily relating to legal and accounting services) as follows: $1,094,937 to Empire State Building Associates L.L.C. ($93,693 regarding mortgage financing and $1,001,245 regarding the proposed consolidation and IPO), $228,603 to 60 East 42nd St. Associates L.L.C. (all regarding the proposed consolidation and IPO) and $109,560 to 250 West 57th St. Associates L.L.C. (all regarding the proposed consolidation and IPO). The fees for basic and special supervisory services expected to be received over the 10 years ended 2020 were taken into account in determining the exchange value of the management companies. The fees for special supervisory services in connection with the consolidation and IPO were not included in determining the exchange value of the management companies. The supervisor also serves as supervisor of the private entities and in that capacity, in addition to providing the administrative functions similar to those it provides to the subject LLCs, it supervises all aspects of property operations, leasing, reporting and financing. The supervisor’s supervisory services on behalf of the subject LLCs and the operating lessees are interrelated, as they have been since inception. The supervisor owes a fiduciary duty to the subject LLCs.

Principals of the supervisor have been partners, members or agents in the operating lessees from the origination of these entities, and in its capacity as supervisor of the operating lessees, the supervisor oversees the day-to-day operations of the operating lessees and the properties.

Each of the agents is a member of the subject LLCs with the right to approve actions requiring the consent of members of the subject LLCs, subject to approval of certain significant actions by participants to the extent required under the participating agreements, subject to approval of certain significant actions by participants to the extent required under the participating agreements and as described in the next paragraph and under “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock—Voting Rights.” The agents, in their capacities as agents, have no economic interest in the subject LLCs. From inception, the agents have been persons who have been principals of, or are related to principals of, the supervisor. The supervisor has played the central role in administering the subject LLCs and the agents’ role has been primarily performing ministerial functions and consenting to matters proposed by the supervisor for which the participants have given any required consent. The agents have a duty to comply with the participating agreements and the organizational documents of the subject LLCs and owe a fiduciary duty to the participants in their participation groups.

The participants are divided into participating groups and the participants in each participating group have been granted participations in the membership interest of one of the agents. Under the participating agreements, the agent has the right to take all actions with respect to its membership interest, except for certain significant actions, such as sales, financings and amendment to the operating lease, that require the consent of the participants. For a more detailed list of such actions requiring consent of the participants, see “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock—Voting Rights.” The agents distribute all amounts received by them to the participants in their participating group, pro rata in proportion to their participation interests.

The Malkin Holdings group and the Helmsley estate own, on an aggregate basis, the following interests in each of the subject LLCs, each of the operating lessees and the private entities (other than the operating lessees), as a group, based on exchange values and percentage of aggregate exchange value for the applicable entity:

Entity	Malkin Holdings group		Helmsley estate
	Exchange Value	Percentage	Exchange Value	Percentage
Empire State Building Associates L.L.C.
As holders of participation interests(1)	$78,310,305	6.47%	$992,544	0.08%
Override Interests(2)	$110,573,562	9.14%	—	—

Total	$188,883,867	15.61%	$992,544	0.08%
60 East 42nd St. Associates L.L.C.
As holders of participation interests(3)	$21,874,553	7.22%	$1,169,162	0.39%
Override Interests(2)	$30,202,722	9.97%	—	—

Total	$52,077,275	17.19%	$1,169,162	0.39%
250 West 57th St. Associates L.L.C.
As holders of participation interests	$9,530,308	6.71%	$394,684	0.28%
Override Interests(2)	$10,564,842	7.44%	—	—

Total	$20,095,150	14.15%	$394,684	0.28%
Empire State Building Company L.L.C.
As holders of participation interests(4)	$25,307,051	2.13%	$758,481,945	63.75%
Override Interests(2)	$54,167,577	4.55%	—	—

Total	$79,474,628	6.68%	$758,481,945	63.75%
Lincoln Building Associates L.L.C.
As holders of participation interests(5)	$19,367,188	6.75%	$77,468,700	27.0%
Override Interests(2)	$28,692,131	10.0%	—	—

Total	$48,059,319	16.75%	$77,468,700	27.0%
Fisk Building Associates L.L.C.
As holders of participation interests	$15,974,739	12.17%	$41,355,545	31.50%
Override Interests(2)	$27,553,025	20.99%	—	—

Total	$43,527,764	33.15%	$41,355,545	31.50%
Other Private Entities
As holders of participation interests(6)	$157,968,180	21.82%	$145,068,663	20.04%
Override Interests(2)	$35,582,320	4.91%	—	—

Total	$193,550,500	26.73%	$145,068,663	20.04%

(1)	Does not include participation interests in which the Malkin Holdings group controls the vote, but does not have an economic interest. A member of the Malkin Holdings group is the trustee of a trust that owns participation interests. The member of the Malkin Holdings group does not require the consent of the participants/partners to give its consent with respect to such participation interests. These participation interests represent 0.2% of the participation interests of Empire State Building Associates L.L.C.
(2)	The percentage determined is based on the percentage of distributions that will be received based on the exchange values, which were determined as described in “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Derivation of Exchange Value.” In the case of Empire State Building Associates L.L.C. and 250 West 57th St. Associates L.L.C., the override interests included in the table represent a voluntary capital override, which was voluntarily agreed to by certain participants.
(3)

Does not include participation interests in which the Malkin Holdings group controls the vote, but does not have an economic interest. A member of the Malkin Holdings group is the trustee of a trust that owns participation interests. The member of the Malkin Holdings group does not require the consent of the participants/partners to give its consent with respect to such participation interests. These participation interests represent 0.1% of the participation interests of 60 East 42nd St. Associates L.L.C.

(4)	Does not include participation interests in which the Malkin Holdings group controls the vote, but does not have an economic interest. A member of the Malkin Holdings group either acts as agent for a participating group that owns the economic interests in the participation interests or is the general partner of a partnership that owns participation interests. In either case, the member of the Malkin Holdings group does not require the consent of the participants/partners to give its consent with respect to such participation interests. These participation interests represent 23.75% of the participation interests of Empire State Building Company L.L.C.

(5)	Does not include participation interests in which the Malkin Holdings group controls the vote, but does not have an economic interest. A member of the Malkin Holdings group is the trustee of a trust that owns participation interests. The member of the Malkin Holdings group does not require the consent of the participants/partners to give its consent with respect to such participation interests. These participation interests represent 4.5% of the participation interests of Lincoln Building Associates L.L.C.
(6)	Does not include participation interests in which the Malkin Holdings group controls the vote, but does not have an economic interest. A member of the Malkin Holdings group either acts as agent for a participating group that owns the economic interests in the participation interests, is the general partner of a partnership that owns participation interests or is the trustee of a trust that owns participation interests in certain of the subject LLCs and private entities. In either case, the member of the Malkin Holdings group does not require the consent of the participants/partners to give its consent with respect to such participation interests. With respect to the other private entities, a member of the Malkin Holdings group serves as trustee for a trust that holds participation interests in one of the other private entities and, in such capacity, controls the vote for participants owning participation interests having an aggregate exchange value of $14,326,900, or 10% of the participation interests in such private entity.

The table below sets forth certain information concerning the original participants in the subject LLCs:

LLC	Entity Formed (Month/Year)	Total Capital Raised(1)	Date of Last Admission of Original Participants (Month/Year)(2)	Aggregate Distributions Through March 31, 2012	Aggregate Distributions per $1,000 Investment March 31, 2012
60 East 42nd St. Associates L.L.C.	September 1958	$7,000,000	September 1958	$173,015,038	$24,716
Empire State Building Associates L.L.C.	July 1961	$33,000,000	January 1962	$475,301,795	$14,491
250 West 57th St. Associates L.L.C.	May 1953	$3,600,000	September 1953	$85,793,181	$23,978

(1)	All of the net proceeds from the original offerings of participation interests have been invested as planned.
(2)	In 1954, the agents for the original participants acquired interests in One Grand Central Place as tenants-in-common for the benefit of the participants and the form of ownership was changed to ownership through a partnership in 1958.

The Manhattan office properties that will be included in the initial portfolio were acquired between 1950 and 1979 through the business ventures of Lawrence A. Wien in partnership with Harry B. Helmsley, and later with his son-in-law and the company’s Chairman Emeritus Peter L. Malkin. Three properties, the Empire State Building, One Grand Central Place and 250 West 57th Street, were acquired by the subject LLCs from 1953 to 1961, following earlier transactions on structures developed by Lawrence A. Wien, which are credited as the first flow-through tax treatment real estate syndications ever conducted, including other Manhattan office properties, 1333 Broadway, 1350 Broadway, 1359 Broadway and 501 Seventh Avenue, which were acquired by the private entities from 1950 to 1979. With respect to the Manhattan office properties, Lawrence A. Wien and Peter L. Malkin were responsible for the syndication of the transactions, and Harry B. Helmsley was responsible for the identification of opportunities and the management and leasing of the properties once purchased. The principals of the supervisor during this period consisted of Lawrence A. Wien, until his death in 1988 and, beginning in 1958, Peter L. Malkin. Anthony E. Malkin joined Peter L. Malkin as a principal in 1989. All of the standalone retail assets and most of the Fairfield County and Westchester County office properties that will be included in the initial portfolio were acquired from 1989 to 2006 under the direction of Anthony E. Malkin.

The supervisor historically provided asset management services for most of the properties. The Manhattan office properties were managed, subject to the supervision of the supervisor, by the former property manager and leasing agent until 2002, in the case of One Grand Central Place, 250 West 57th Street and 501 Seventh Avenue; 2003, in the case of 1359 Broadway; and 2006, in the case of the Empire State Building, 1350 Broadway, 1333 Broadway and the option properties.

Over time, the supervisor observed and objected to a deterioration in the property management and leasing services provided by the former property manager and leasing agent to the properties owned by the subject LLCs and the other properties in which the supervisor and the Helmsley estate owned interests, which is referred to herein as the Manhattan office properties, resulting in deferred maintenance, reduced occupancy and/or rents and reduced tenant quality. The supervisor brought legal action to remove the former property manager and leasing agent as property manager and leasing agent of the properties owned by the subject LLCs (after it was sold by entities controlled by Leona M. Helmsley) of these properties both for cause and based on contractual removal rights. The resolutions of the ensuing arbitrations and litigations resulted in a gradual transfer of day-to-day management away from the former property manager and leasing agent beginning in 2002 and were fully settled in 2006. Upon such transfer, the supervisor conceived and designed a renovation and repositioning program for the Manhattan office properties, and a majority of the work on such program has taken place since 2008. The supervisor has overseen the engagement of third-party property management and leasing agents for these properties, and eventually the transformation of the Empire State Building to a self-managed structure, retaining a third party agent only for leasing.

Separately, entities organized and supervised by the supervisor acquired certain office, city-center retail and multi-family residential properties outside of Manhattan, which other than the greater New York metropolitan area properties, will not be part of the portfolio upon completion of the consolidation. It developed and implemented a branding strategy for brokers and tenants for this portfolio. The branded portfolio provides tenants with a consistently high quality level of services, installations, maintenance and amenities and has built strong relationships with the broker community.

As the former property manager and leasing agent legal proceedings progressed and were resolved, the supervisor conceived, planned and executed a comprehensive program to renovate and improve the Manhattan office properties in the portfolio with a combination of operating cash flow and debt financing. The improvements included restored and improved or new lobbies; elevator modernization; common hallway upgrades; bathroom renovations; roof and façade restorations; new windows; and building-wide systems upgrades. As each property renovation was put in place, the supervisor established its brand by deploying the same branding strategy with tenants and brokers as had succeeded with the office and retail properties in Fairfield County, Connecticut and Westchester County, New York.

Investment Objectives of the Subject LLCs

The investment objective of each subject LLC was to acquire and hold for the long term the fee or master lease interest in the property it now owns and for which it receives rental income. The supervisor believes that the investment objectives of the subject LLCs have been met. The offering documents for each subject LLC’s interests did not describe an exit strategy for the subject LLCs. The supervisor does not believe that a transfer of the subject LLC’s property interest in an individual sale would be in the best interest of the subject LLC, because it believes a buyer would discount substantially the value of the subject LLC’s interest if sold without the operating lessee in view of these factors:

(a)	The subject LLC has no say in property operations, improvements, leasing, repairs, maintenance or the other decisions which govern operation of real estate;

(b)	The operating lessee controls the application of property cash flow and thus the amount of overage rent payable each year to such buyer;

(c)	A subject LLC cannot decide whether to take steps to maximize the value of the property or to undertake improvements or repairs and maintenance;

(d)	A subject LLC also cannot determine to obtain additional financing to maximize cash flows and therefore distributions unless the operating lessee also agrees to the financing, because, in view of the operating lessee’s rights under the operating lease, lenders generally could be expected to require in connection with any significant financing that the operating lessee subordinate its interest to the financing and

(e)	The operating lease remains in effect in each case for a term, including agreed renewals, which currently ranges from 74 to 91 years, and the operating lease is likely to be required to be extended in order to obtain the operating lessee’s necessary cooperation for property improvements and financing as noted above.

Accordingly, the supervisor does not believe that original investors in the subject LLCs contemplated that the subject LLCs would sell the property without an agreement of the operating lessee to join in the sale. There is no precedent for the supervisor submitting for consent for a sale of a two-tier ownership structure unless the sale included both the lessor and the operating lessee. Since the operating lease does not address the allocation of sales proceeds between the subject LLC and the operating lessee or give the subject LLC the right to require the operating lessee to join in a sale, any sale of the property in a single transaction, free and clear of the operating lease, requires an agreement between the subject LLC and the operating lessee, including provision for the allocation of sale proceeds In cases where similar positions have been sold in the past, the supervisor has arranged for an independent valuation of the interests to be combined to provide for a fair division of sales proceeds.

The subject LLCs are authorized to sell their interests in the properties upon receiving in each case the required consent of the participants. In keeping with prior practice, the supervisor believes that to maximize the return on a sale, the operating lessee would be required to join in such sale. The supervisor has in the past concluded the sale of properties owned in two-tier structures similar to the properties owned by the subject LLCs, including the sale of three office properties in New York City in the past fifteen years, 200 Fifth Avenue (known as the International Toy Center), 498 Seventh Avenue and 500-512 Seventh Avenue. See “Reports, Opinions and Appraisal—Supervisor’s Reasons for Representation as to 50/50 Allocation.” In each instance those properties were sold in a sale of the property interests of both the lessor and the operating lessee. Proceeds to a subject LLC from such disposition must be distributed to the participants in the subject LLC according to the terms of the subject LLC’s operating agreement. As noted above, in cases when there have been sales, the operating lessee has joined in the sale and the proceeds of the sale of the property have been allocated between the subject LLC and the operating lessee on such terms as have been recommended pursuant to an independent valuation and agreed to by the subject LLC and the operating lessee. While the net proceeds of a sale for cash generally have not been reinvested in other properties in investment programs the supervisor, Peter L. Malkin and Anthony E. Malkin have supervised, the subject LLCs could reinvest proceeds or invest in new properties. In a consent for refinancing in 2008, Empire State Building Associates L.L.C. participants consented to the supervisor using proceeds from a financing of up to 50% of Empire State Building Associates L.L.C.’s value to purchase another property.

Historically, in accordance with prior practice for investment programs organized by the supervisor, Peter L. Malkin and Anthony E. Malkin, net proceeds of a sale available for distribution have been distributed to the participants in accordance with each subject LLC’s operating agreement. Each operating agreement provides that the subject LLC will continue until it has disposed of all its assets.

Chronology of the Consolidation

Initially, Lawrence A. Wien, then Lawrence A. Wien together with Peter L. Malkin, and subsequently Peter L. Malkin together with Anthony E. Malkin, maintained for more than 70 years an ongoing program of raising money from private investors to invest in real estate. Their affiliated entity, now named Malkin Holdings LLC, has always acted as supervisor of every investment they have originated, including the Manhattan portfolio of properties including the Manhattan office properties, which is referred to herein as the Manhattan Portfolio and the properties in the greater New York metropolitan area.

From time to time, for various reasons, the supervisor has pursued sales of properties in the Manhattan Portfolio where the supervisor believed a sale would produce a higher return than continuing to hold the property. Sometimes, sales were pursued because of a perceived property risk due to market conditions and disputes, but until recently, the supervisor did not believe that conditions favored either a sale or consolidation of the properties. See “—The Supervisor’s Reasons for Proposing the Consolidation.”

From the first settlement with the Helmsley estate in 1997 concerning the legal proceedings relating to the removal of the former property manager and leasing agent, relations between the supervisor and the Helmsley estate as the two major investors in certain properties in the Manhattan Portfolio, steadily improved. After the last properties involved in the resolution of disputes between Peter L. Malkin and the supervisor, on the one hand, and the former property manager and leasing agent, on the other, had completed transitioning their operation and leasing away from the former property manager and leasing agent to a new property manager and leasing agent, the supervisor considered options in the market, and the supervisor and the Helmsley estate consulted with each other concerning a possible sale of the Empire State Building. After the death of Leona Helmsley in August 2007, the supervisor briefly considered, and had discussions with representatives of the Helmsley estate concerning, the possible sale of the Empire State Building. It was ultimately decided that there was greater value for Empire State Building Associates L.L.C. and Empire State Building Company L.L.C. in holding, improving, and repositioning the Empire State Building rather than selling the Empire State Building in its then-current condition. The property was not marketed and no proposals from potential purchasers were received.

In 2008, the supervisor solicited and received the consent of participants in Empire State Building Associates L.L.C. for mortgage financing, on the basis that the mortgage debt on the Empire State Building cannot exceed 50% of the appraised value of the property subject to the mortgage, and Peter L. Malkin and Anthony E. Malkin at their discretion can use the money towards certain investments for the account of Empire State Building Associates L.L.C., and no further action by the participants of Empire State Building Associates L.L.C. is required for them to act. At no time has Empire State Building Company L.L.C., the operating lessee, joined in any similar consent. For Empire State Building Company L.L.C. to take any such action will, like every other of its decisions, require the agreement of the Malkin Holdings group and whoever is the owner of the interest presently owned by the Helmsley Estate. To date, the supervisor has not pursued any such investments.

On July 26, 2011, pursuant to such consent for financing property improvements, Empire State Building Associates L.L.C. entered into a three-year term loan, or secured term loan, under which the lenders provided it with an initial advance of $159.0 million and, subject to conditions in the secured term loan agreement as amended, agreed to provide it with additional advances of up to $141.0 million. In addition, one of the lead lenders has agreed, upon the company’s request, and subject to certain other conditions, to source further additional commitments aggregating up to $200 million in the sole discretion of the lenders.

In 2008, the supervisor negotiated a potential joint venture with an institutional investor, which is a global financial services firm, with respect to the properties in the greater New York metropolitan area outside of Manhattan, but such venture was not concluded. The proposed transaction had been initiated by Anthony E. Malkin and substantially negotiated, but the institutional investor eventually determined not to proceed with transaction on the terms then offered.

Beginning in 2008, Anthony E. Malkin and Peter L. Malkin began to consider transactions to address issues inherent in the structure of the subject LLCs and the private entities, including consent requirements, single-property entities, two-tier ownership, and lack of a trading market for participation interests, all of which impaired the efficient operation of the properties and the opportunity for liquidity which has been sought by numerous investors over time. In addition, Anthony E. Malkin and Peter L. Malkin considered the likely sale by Helmsley of its interests in the subject LLCs and the private entities, including the operating lessees of the subject LLCs, based on their understanding that the Helmsley estate was required to sell such interests to diversify their holdings under the will of Leona M. Helmsley. They considered that in the event of such a sale, the supervisor and the other participants in the subject LLCs and the private entities will not be able to influence or control the selection of the purchaser and that since an operating lessee controls the operations of its property, such purchaser may take actions which adversely affect the value and distributions for the Empire State Building Associates L.L.C. and its participants and could influence materially the activities in the other two subject LLCs.

In 2010, Anthony E. Malkin and Peter L. Malkin, as principals of the supervisor, met with the executors of the Helmsley estate, as a significant investor, to discuss the merits of a consolidation of several properties, including the subject LLCs, and a subsequent initial public offering of the consolidated entity.

Thereafter, Anthony E. Malkin and Peter L. Malkin, as principals of the supervisor, began to investigate the feasibility of such a consolidation and IPO. Over a period of about six months, the supervisor interviewed numerous candidates and ultimately retained selected firms as counsel, accountants, investment bankers and valuation firm, all to assist in the process of evaluating a consolidation and IPO and then implementing the transactions if the supervisor decided to pursue them.

In April 2010, Anthony E. Malkin, Peter L. Malkin and Thomas N. Keltner, Jr., general counsel and a member of the supervisor, on behalf of the supervisor, met with representatives of Proskauer Rose LLP concerning the firm’s retention as counsel to represent the supervisor in its consideration of a consolidation and alternatives. They discussed the mechanics of the consolidation and Proskauer Rose LLP’s experience. In April 2010, the supervisor retained Proskauer Rose LLP.

In May 2010, through various conference calls and meetings, Anthony E. Malkin, Peter L. Malkin and Thomas N. Keltner, Jr., on behalf of the supervisor, and a representative of Skadden, Arps, Slate, Meagher & Flom LLP, or Skadden Arps, on behalf of the Helmsley estate, and a representative of Proskauer Rose LLP, on behalf of the supervisor, met with representatives of several investment banks to discuss the feasibility of a potential IPO of a REIT organized pursuant to the consolidation and their serving as lead book runners in connection with such an IPO. Following such meetings and conference calls, the supervisor in June, 2010, selected two leading investments banks to act as lead book runners for the potential IPO.

In June 2010, Anthony E. Malkin, Peter L. Malkin and Thomas N. Keltner, Jr., on behalf of the supervisor, and a representative of Skadden Arps, on behalf of the Helmsley estate, and a representative of Proskauer Rose LLP, on behalf of the supervisor, met with representatives of Clifford Chance US LLP concerning the firm’s retention as counsel to the company in connection with such a consolidation and IPO. They discussed the mechanics of the IPO and Clifford Chance US LLP’s experience. In July 2010, the supervisor retained Clifford Chance US LLP as counsel to the company.

In June and July 2010, Anthony E. Malkin, Peter L. Malkin and Thomas N. Keltner, Jr., on behalf of the supervisor, met with several independent registered public accountants concerning their retention as independent registered public accountants to audit the financial statements of the company. On August 2, 2010, the supervisor retained Ernst & Young LLP for the audit; and on August 17, 2010, the supervisor retained Ernst & Young LLP to assist with certain tax analysis.

During August and September 2010, Anthony E. Malkin, Peter L. Malkin and Thomas N. Keltner, Jr., on behalf of the supervisor, and a representative of Skadden Arps, on behalf of the Helmsley estate, and a representative of Proskauer Rose LLP, on behalf of the supervisor, had several conference calls and meetings with representatives of several real estate valuation firms to discuss their retention to appraise the assets of the subject LLCs, the private entities and the management companies and to provide a fairness opinion. They discussed the firms’ experience in connection with consolidations and the valuation process. After several meetings and conference calls, on September 27, 2010, the supervisor retained Duff & Phelps as independent valuer.

In November 2010, Anthony E. Malkin, Peter L. Malkin and Thomas N. Keltner, Jr., on behalf of the supervisor, met with several firms concerning their retention to provide advisory and consulting services in connection with the solicitation process. On December 8, 2010, the supervisor retained MacKenzie Partners, Inc. to provide these services.

In January 2011, Anthony E. Malkin and Thomas N. Keltner, Jr., on behalf of the supervisor, met with several public relations firms concerning their retention. On February 18, 2011, the supervisor retained Sard Verbinnen & Co as public relations firm for the company.

Representatives of the supervisor met regularly (in person or via conference call) during the period commencing July 2010 with counsel for the supervisor and counsel for the company to discuss the terms of the consolidation and the IPO. These meetings generally took place weekly. Anthony E. Malkin, Peter L. Malkin and Thomas N. Keltner, Jr. generally participated in these meetings. These meetings included attorneys from Proskauer Rose LLP, and attorneys from Clifford Chance US LLP also participated in a substantial number of these meetings. At these meetings a variety of topics relating to the consolidation and the IPO were discussed and a substantial portion of the meetings was devoted to logistics of the consolidation and IPO. The principal topics discussed at these meetings included the following:

•

Commencing in September 2010, the structure of the transaction, including the separation of the transaction into a two-step transaction with the initial solicitation of the participants in the private entities in a transaction exempt from registration under the Securities Act by virtue of Regulation D and the solicitation of the participants in the subject LLCs after completion of the solicitation of the participants in the private entities.

•	Commencing in September 2010, the role of the Helmsley estate in the process.

•

Commencing in September 2010, the structure of the transaction as it relates to the terms of the cash election that was to be made available to participants, including the effect of transfer taxes and the granting of a cash election to the Helmsley estate to address the overhang resulting from the significant block held by the Helmsley estate and its desire to obtain liquidity to diversify its holdings.

•

Commencing in September 2010, which properties would be included in the consolidation and which properties would be excluded assets, the treatment of the option properties and the management arrangements with respect to the excluded properties and the option properties.

•	Commencing in September 2010, the process of valuing the assets to be included in the consolidation.

•	Commencing in September 2010, the capital structure, whether to borrow additional amounts prior to the IPO and whether to use IPO proceeds to repay debt.

•

Commencing in September 2010, the governance structure of the company, the terms of the lock-ups and registration rights, including addressing the structure to address the effect of the size of the Helmsley estate’s interest and the Helmsley estate’s desire to obtain liquidity to diversify its holdings.

•	Commencing in October 2010, the Registration Statements on Form S-4 and Form S-11.

•	Commencing in January 2011, the terms of the options for the option properties.

•	Throughout the period, the terms of the consolidation and the IPO.

Representatives of the supervisor also met (in person or via conference call) regularly during the period with representatives of the Helmsley estate. These meetings or conference calls generally took place weekly. Anthony E. Malkin, Peter L. Malkin and Thomas N. Keltner, Jr. generally participated in these meetings. A representative of Proskauer Rose LLP also participated in these meetings. The executors of the Helmsley estate and a representative of Skadden Arps, as well other representatives from time to time, generally participated in these meetings on behalf of the Helmsley estate. The topics covered in these meetings were similar to those covered in the meetings that the supervisor held with its counsel.

From time to time during the period from October 2010 to November 2011, some or all of Anthony E. Malkin, Peter L. Malkin and Thomas N. Keltner, Jr., as representatives of the supervisor, met in person or via conference call with representatives of the underwriters to discuss the terms of the IPO and the consolidation. At certain of these meetings, attorneys from Hogan Lovells US LLP, counsel to the underwriters, and attorneys from Proskauer Rose LLP and attorneys from Clifford Chance US LLP, were also present. These discussions included obtaining the underwriters’ view of various business issues relating to the consolidation and IPO.

Representatives of the supervisor met in person or via conference call with the independent valuer from time to time during the period from April 2011 to November 2011 to discuss the Appraisal being prepared by the independent valuer and its methodology. The topics discussed at these meetings included the assumptions being used in the Appraisal, factual questions concerning the operations of the properties, factual questions concerning the assumptions, valuations of management companies and overrides.

The supervisor met in person or via conference call with representatives of Pearson Partners, Inc. and CB Richard Ellis, advisors to the Helmsley estate, from time to time during the period from April 2011 to November 2011. The topics discussed included review and discussion of the cash flow models for the properties, valuations and allocations provided by the independent valuer. These discussions included, among other things, discussions of the assumptions used in preparing cash flow models, valuations and allocations and comments concerning the factual basis for the Appraisal.

Following the delivery by the independent valuer of preliminary valuations to the supervisor in September 2011, representatives of the supervisor, including Anthony E. Malkin, John Hogg, Thomas P. Durels, Fred Posniak and Thomas N. Keltner, Jr., and representatives of Pearson Partners, Inc., an advisor to the Helmsley estate, also met in person and via conference call with the independent valuer from time to time during the period from September 20 through November 17 to review and discuss the preliminary valuations and allocations of consideration prepared by the independent valuer. These discussions included, among other things, discussions of the assumptions used in preparing the preliminary valuations and allocations, and comments concerning the factual basis for the Appraisal.

During the period from November 2010 through November 2011, the supervisor discussed the risk of third parties making offers to acquire interests of the subject LLCs, such as through partial tender offers, that could have the purpose and effect of blocking a subject LLC’s participation in the consolidation. The supervisor determined at a meeting held in November 2011 to amend the limited liability company agreement of each of the subject LLCs to provide protections in the event of a third party acquisition of participation interests in the subject LLCs similar to that provided by shareholders’ rights plans.

The supervisor during the period from March 2011 to November 2011 considered and determined to include in the consent solicitation to the subject LLCs and private entities a proposal to participants to authorize the supervisor to approve a portfolio transaction as a potential alternative to the consolidation. The supervisor during May 2011 met in person or via conference call with the lead book runners for the potential IPO to discuss the effect of this proposal on the IPO.

On November 5, 2010 and February 10, 2011, Anthony E. Malkin and Peter L. Malkin, as principals of the supervisor, reviewed and discussed each of the alternatives to the consolidation listed in the prospectus/consent solicitation under “—Alternatives to the Consolidation”. The alternatives were also discussed from time to time as part of other discussions of the consolidation. During such discussion each of the alternatives described in the consent solicitation/prospectus was discussed, but none of such alternatives was considered to be preferable to the consolidation and IPO. Thomas N. Keltner, Jr. and Proskauer Rose LLP, counsel to the supervisor, also participated in the meetings.

On November 22, 2011, Anthony E. Malkin and Peter L. Malkin, principals of the supervisor, met in person or via conference call to discuss the consolidation. Thomas N. Keltner, Jr., representatives of Proskauer Rose LLP and representatives of the independent valuer also participated in the meeting. The representatives of the independent valuer described their preliminary valuation and their fairness analysis. The supervisor concluded that none of the alternatives was more beneficial to the participants than the consolidation and determined to pursue the consolidation.

In 2010 and in November 2011, Anthony E. Malkin and Peter L. Malkin also discussed the potential consolidation with other members of the Wien group and certain significant investors in Empire State Building Company L.L.C.

The supervisor commenced solicitation of consents of the participants in the private entities in November 2011. The solicitation was completed in January 2012, and contribution of the assets of each of the private entities to the company pursuant to the consolidation was approved by the required consent, if any, of participants in each of the private entities.

The supervisor in February 2012 determined to file with the SEC the Registration Statement on Form S-4 relating to the consolidation and the Registration Statement on Form S-11 relating to the IPO.

The agents for the participating groups are principals of the supervisor, and in their capacity as principals of the supervisor, were actively involved in the discussions relating to, and the structuring of, the consolidation. They consented to the consolidation, subject to receiving the required participant consents.

The operating lessees do not have executive officers and are supervised by the supervisor. The principals of the supervisor were involved in the discussions relating to, and the structuring of, the consolidation.

Because of the Helmsley estate’s significant ownership interest in certain of the private entities, including the operating lessees of the subject LLCs, representatives of the supervisor met with the Helmsley estate on a regular basis to discuss the consolidation, the treatment of the option properties and the proposal to authorize the supervisor to approve a portfolio sale transaction. The Helmsley estate participated in these meetings because of its significant membership interest in certain of the private entities, including the operating lessees of the subject LLCs, and the legal requirement for its consent to proceed with the consolidation. The Helmsley estate was not representing the interests of other participants.

The Supervisor’s Reasons for Proposing the Consolidation

The supervisor proposed the consolidation and recommends that you vote “FOR” the consolidation. Affiliates of the supervisor will receive substantial benefits from the consolidation and have conflicts of interest in making this recommendation. The supervisor believes that the consolidation of your subject LLC into the company is the best way for you to maximize the value of your investment in your subject LLC and to have the option to receive the benefit of increased liquidity through ownership of operating partnership units (which are exchangeable for Class A common stock or cash as described herein) and/or shares of Class A common stock, in each case, expected to be listed on the NYSE, which investors may sell from time to time as and when they so desire (subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period as described in this prospectus/consent solicitation).

The supervisor believes the consolidation is the logical next step for the subject LLCs after the successful replacement of Helmsley-Spear, Inc., the former property manager and leasing agent, the creation of the renovation and repositioning turnaround program, the creation and implementation of the branding of the subject LLCs as part of a well regarded portfolio brand and improvement of the credit quality of tenants at the subject LLCs’ properties.

Following the consolidation, certain executives of the supervisor will be members of the senior management team and Anthony E. Malkin, an executive and principal of the supervisor, will be Chairman, Chief Executive Officer, President and a director of the company. The supervisor is a recognized operator of office and retail properties in Manhattan and the greater New York metropolitan area and has developed a comprehensive knowledge of its markets that has been acquired through substantial experience. Additionally, at any point after the consolidation, the IPO and expiration of the lock-up described in the section entitled “The Consolidation—Lock-Up Agreements,” participants will have the ability to sell their shares of Class A common stock at the time of their choice on the NYSE without limitation or need for any additional action. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants in the subject LLCs who receive operating partnership units may also sell operating partnership units, which also are expected to be listed on the NYSE, subject to restrictions described above, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion of an aggregate of $         (based on the IPO price) operating partnership units issued to participants in the subject LLCs.

The Helmsley estate has expressed its intention that, if the consolidation and IPO do not occur, it will liquidate its interests in the private entities, including each of the operating lessees. The supervisor believes that such liquidation by the Helmsley estate is required pursuant to the specific terms of Leona Helmsley’s will.

In the event of such a liquidation, the supervisor and the other participants in the subject LLCs and the private entities will not be able to influence or control the selection of the purchaser. Such purchaser would own the Helmsley estate’s current position in the operating lessee of the Empire State Building, which would provide it with the ability to veto all decisions, and a large percentage of each of the other two operating lessees. Since an operating lessee controls all aspects of the operations of its property, and that control allows it to make decisions that affect property performance and the availability of profits which are shared 50/50 with the subject LLCs, such purchaser may take actions which adversely affect the value and distributions for the Empire State Building Associates L.L.C. and its participants and could influence materially the activities in the other two subject LLCs.

The consolidation and IPO would permit the Helmsley estate to monetize a significant portion of its interests at the IPO price without creating such a potentially adverse event. Further, it would also provide a liquid trading market for the Helmsley estate to monetize the remainder of its interests in an efficient manner that will be transparent to the public markets.

The supervisor believes it is in the best interests of the participants and the company to provide to the Helmsley estate the right to receive an allocation of excess IPO proceeds in exchange for their interests in the private entities, to the extent available after providing cash to redeem non-accredited investors in the private entities and other uses of proceeds. This would include proceeds from any upsize of the IPO and any exercise of the underwriters’ overallotment option.

The supervisor believes that, for the reasons described under “Alternatives to the Consolidation,” the consolidation of the subject LLCs and the private entities is more beneficial than continuing to operate the subject LLCs and the private entities, seeking separately to sell the interests in the properties the subject LLCs own or other alternatives the supervisor considered. The supervisor also believes that the consolidation will eliminate inefficiencies resulting from the current owner-operating lessee structure of the properties and create a diversified investment for the participants. The inefficiencies include the additional costs resulting from separately maintaining the two entities, including SEC reporting, consents for financings, tax filings, maintenance of books and records and financial statements.

The supervisor believes that the consolidation will provide you with the following benefits:

Tax-Deferred Transaction. The consolidation offers participants the opportunity to participate in a transaction intended to be tax-deferred for U.S. federal income tax purposes. These are the same terms as those offered to participants in the private entities that are accredited investors and to the Malkin Family. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation.” Participants are urged to consult with their tax advisor as to the tax consequences of the consolidation in light of their particular circumstances.

Liquidity. The supervisor believes that the consolidation will provide you with increased liquidity. The market for the participation interests that participants own is very limited. The supervisor believes that this results from each participant owning an interest in an entity that owns only an interest in a single property subject to an operating lease and because the participation interests are not listed on a national securities exchange. Therefore, there is only limited demand for the participation interests, and a potential buyer has only a limited basis upon which to value the participation interests. As a holder of a participation interest that has only a limited market, the pool of potential buyers for the participation interest is limited and, to the extent there is a willing buyer, the buyer likely would acquire the participation interest at a substantial discount. After the consolidation, participants will own operating partnership units and Class A common stock, which are expected to be listed on the NYSE, and therefore will be publicly valued and freely tradable. In addition, the consolidation offers participants that receive operating partnership units the opportunity, beginning 12 months after the completion of the IPO, to exchange their operating partnership units, for cash or, at the company’s election, shares of Class A common stock. Participants will be able to achieve liquidity by selling all or part of their shares of Class A common stock, subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants in the subject LLCs who receive operating partnership units may also sell operating partnership units, subject to restrictions described above, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion of an aggregate of $             (based on the IPO price) operating partnership units issued to participants in the subject LLCs.

Risk Diversification. The consolidation will result in a more diversified investment than your investment in your subject LLC. The company will own a large number of quality office and retail properties and have much broader tenant diversification than your subject LLC, which owns an interest in a single property. This diversification will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, the property interest your subject LLC owns, and allow for more stable cash flows for distributions. Your subject LLC owns an interest in a single property subject to a long term operating lease and does not participate in the operation of the property. Your subject LLC is exposed to all of the risks associated with ownership of an interest in a single property, including risks relating to loss of a significant tenant, adverse events that affect that property or the area where the property is located and casualties affecting that property.

Regular Quarterly Cash Distributions. Similar to the subject LLCs’ present method of operation, the supervisor expects that the company and the operating partnership will make regular quarterly cash distributions on the operating partnership units and common stock, which will include distributions of at least 90% of the company’s annual REIT taxable income (determined without regard to the dividends paid and excluding net capital gains), which is required for REIT qualification. If the company is successful in making acquisitions, the supervisor believes that the additional properties and related cash flow will enhance its ability to make distributions quarterly and in regular amounts.

More Efficient Decision-Making. Each subject LLC currently requires several internal procedural steps to undertake major transactions, which affects its ability to take timely advantage of favorable opportunities. Financing and sales require costly and time consuming steps to obtain consent of a very high percentage of the participants in a subject LLC.

Improved Capital Structure by Eliminating Two-Tier Ownership. Except for very small loans supported by basic rent, the relationship between the subject LLCs and the operating lessees requires that any additional financing placed on an entire property requires the agreement of both the operating lessee and the subject LLCs.

Easier Access to Financing. A subject LLC cannot require the operating lessee to obtain or utilize financing to maximize its cash flow and therefore overage rent available for additional distributions to participants in the subject LLCs. Each operating lessee controls all aspects of property operations, leasing, and investment and has broad discretion to use cash flow from the property for purposes related to the applicable property. Operating lessee decisions can result in little or no overage rent to the corresponding subject LLC, and additional distributions to the subject LLC’s participants are contingent on overage rent.

Eliminates Two-Tier Ownership Impact on Borrowing. In the past, decisions by operating lessees have resulted in uneven payments of overage rent to the subject LLCs from year to year. Without the cooperation of the operating lessee, there is very limited opportunity for financing by the subject LLCs to provide funds for distributions. It is likely that any lender would require agreement of the operating lessee before making any loan to a subject LLC.

Shared Motivations to Reinvest and Maintain Properties. Additionally, the operating leases between the subject LLCs and the operating lessees do not address reinvestment by the operating lessees in capital improvements for the properties. To induce reinvestment by their operating lessees, two of the subject LLCs ( 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.) have agreed, in accordance with their participants’ consent and the supervisor’s recommendation, to extend the operating leases. These extensions have been coupled with consents by the operating lessees to allow financing on the entire property, which minimized the impact of reinvestment on operating profit and allowed for additional distributions from overage rent.

In connection with these extension and financing agreements, the basic rent has been increased by the amount of the increase in debt service arising from the financing, and such increase in basic rent is deducted in calculating overage rent, ultimately resulting in the debt service being shared 50/50 between each such subject LLC and its operating lessee. In the case of the Empire State Building, because of the pendency of this proposed consolidation, there has been no such lease extension request, though the operating lessee has consented to limited advances under a property mortgage loan made to Empire State Building Associates L.L.C. and has subordinated the operating lease to such advances. If the consolidation does not go forward, the operating lessee has indicated it will request additional lease extensions as a condition for subordination to additional mortgage advances at that time.

Broader Markets for Property Sales. Finally, as described under “—The Supervisor’s Reasons for Proposing the Consolidation,” the supervisor believes that, unless the operating lessee joins with the corresponding subject LLC in a sale of the property, such a sale would not maximize the value of the such subject LLC’s interests in the property.

Modern Governance Structure. The company, will have a modern governance structure. Capital reinvestment and financing decisions will be based on what is considered to be best for the company, and there will be no need to secure approvals of operating lessees or subject LLCs. Such decisions will be made under a corporate governance structure governed by a board of directors, with six of seven directors being independent.

Quarterly Distributions of a Minimum of 90% of REIT Taxable Income. The supervisor expects that the company and the operating partnership will make regular quarterly cash distributions on the operating partnership units and common stock, which will include distributions of at least a minimum of 90% of the company’s annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gains), as required for REIT qualification. Such distributions will be based on a portfolio of properties, rather than investors’ being dependent on a single property.

Increased Accountability. As a result of the governance structure of a company with Class A common stock expected to be listed on the NYSE, stockholders will benefit from the oversight by a board of directors consisting predominantly of independent directors.

Growth Potential. The supervisor believes that there is greater potential for increased distributions and capital appreciation to you as a unitholder or stockholder than there would be for you as a participant in your subject LLC. This growth potential results from several factors:

•	The supervisor expects that the company will be able to realize future benefits from the existing portfolio of properties that have not yet been fully realized. These benefits include:

•

Continuing to lease at higher rents, since, as of March 31, 2012, the company had approximately 1.3 million rentable square feet of vacant space in its office properties and 84,456 rentable square feet of vacant space in its retail properties (in each case, excluding leases signed but not yet commenced) and leases representing 7.5% and 7.2% of the square footage of the properties in the company’s portfolio will expire in the remainder of 2012 (including month-to-month leases) and in 2013, respectively;

•

Continuing the program of renovating and repositioning the properties, including energy efficiency retrofitting sustainability initiatives, from which the full benefits in enhanced market appeal and rental rates have not yet been fully realized, to create operating efficiencies and attract higher credit-quality tenants;

•	Implementing the branding strategy for a consolidated portfolio in Manhattan and the balance of the greater New York metropolitan area and

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Developing the site at the Stamford Transportation Center which will support the development of an approximately 340,000 square foot office building and garage. This site is adjacent to the Metro Center property.

•

The supervisor believes that substantial opportunities will exist for the company to acquire additional properties which would be expected to be accretive in value to stockholders. As a result of the company’s ability to use cash, common stock, operating partnership units or indebtedness to acquire additional properties, the company will have a greater degree of flexibility than the subject LLCs in making future acquisitions on advantageous economic terms. Participants in Empire State Building Associates L.L.C. have approved additional financing and consented to the supervisor using such financing for additional acquisitions, thus recognizing the benefits of additional investments. While participants in Empire State Building Associates L.L.C. could realize some of the benefit of growth through such investment, the supervisor believes that the consolidation is the best way for investors in the subject LLCs, including the Empire State Building, to realize this benefit;

•

The company also will be able to take advantage of its structure as an UPREIT, to acquire additional portfolios of properties by using operating partnership units as consideration. The use of operating partnership units enables the company to make acquisitions in a structure that permits the seller to defer the recognition of U.S. federal taxes due on the transfer, while providing the seller similar opportunities to participate in the company’s growth as those stockholders have and

•

The supervisor believes the company will have greater flexibility than the subject LLCs in obtaining financing, both to fund further property renovations and to fund acquisitions. The consolidation will result in increased flexibility in obtaining financing, including the ability to borrow on a portfolio basis, rather than just single asset borrowings.

Greater and More Efficient Access to Capital. The company will have a larger base of assets and the supervisor believes that it will have a greater variety of options and ability to access the capital markets and the built-up equity value in its base of assets than any of the subject LLCs individually. As a result, the company expects to have greater and more efficient access to the capital necessary to fund its operations, fund renovations to the properties and consummate acquisitions than would be available to any of the subject LLCs individually. The supervisor believes that it would be extremely difficult, for the subject LLCs to obtain similar access to capital due to their size and ownership structure. The company anticipates that it also will have greater flexibility in obtaining financing because financing could be obtained by the company on a portfolio-wide basis, and the company also could raise capital or obtain financing through the issuance of additional shares of common stock, preferred stock, operating partnership units or unsecured debt securities. If not consolidated, each subject LLC and private entity in need of capital individually would be required to obtain standalone financing, which could be less efficient and more expensive to obtain. This greater access to capital should provide greater financial stability to the company and provide funding for growth through future acquisitions.

Elimination of Risk from Subject LLCs’ Passive Ownership of the Property Interests. Each subject LLC owns an interest in a single property subject to an operating lease, the operating lessee operates the property and the subject LLC does not participate in the operations. The market for the interest held by each subject LLC is smaller than that for, and the subject LLC’s interests are less valuable than the entire property, and the operating lessee already has agreed to participate in the consolidation. Following the consolidation, ownership and operation of the properties owned by the subject LLCs and the private entities will be integrated.

Valuable Synergies. The subject LLCs presently benefit from being part of a common brand awareness with a portfolio of properties. However, under the current structure, there are major obstacles to obtaining true synergies and realization of value, such as combining financings, movements of tenants from one building to another, sharing of employees and management and oversight. The consolidation will remove such obstacles and free up access to value creation.

Position in Highly Desirable Marketplace. The properties owned by the subject LLCs and the private entities are concentrated in Manhattan and the greater New York metropolitan area. The supervisor believes this is one of the most highly desired markets in the world for office and retail properties.

Reduced Conflicts of Interest. From inception, the supervisor has represented many different ownership interests, and the subject LLCs and the private entities, therefore, have been exposed to conflicts of interest. For example, the supervisor and persons associated with the supervisor act as an external manager for all of the entities (including the subject LLCs and the operating lessees), serve as agents for the participants in the subject LLCs and certain of the private entities, determine when to make recommendations on sales, financings and operations of the properties, and make or recommend all operating and leasing decisions in all operating entities and all decisions of the subject LLCs. Decisions made by the supervisor in its capacity as supervisor of the operating lessees with regard to property operations dictate the cash available for distribution to the subject LLCs, which are also supervised by the supervisor. The company, on the other hand, will be managed by its officers, subject to the direction and control of its board of directors, which will consist predominantly of independent directors, and all the properties will be owned directly or indirectly by a single entity, without a division of interests. There will not be separate interests of different groups of owners and there will not be a role for, or requirement of, an outside supervisor. Accordingly, the supervisor believes this consolidated structure eliminates the conflicts inherent in the structure which have been there from inception of the subject LLCs and the private entities and more closely aligns the interests among the stockholders and management. The persons engaged to manage the company will be employees of the company. They will not be employees of a separate management company whose activities could be determined by objectives and goals inconsistent with the company’s financial objectives.

Election to Receive Operating Partnership Units, Class A Common Stock and/or Class B Common Stock. Each participant in a subject LLC will have the option to receive operating partnership units in a transaction intended to be tax-deferred for U.S. federal income tax purposes. Each participant will receive operating partnership units, unless such participant elects to receive shares of Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. The Malkin Holdings group will receive its consideration as follows: 96.84% in operating partnership units, 1.19% in Class A common stock and 1.97% in Class B common stock. The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs (other than the Wien group) and in a separate series to the participants in the private entities receiving operating partnership units and the Wien group. Each series of operating partnership units will have identical rights as to distributions, liquidation and rights as limited partners of the operating partnership.

For all these reasons, the supervisor believes that the consolidation, rather than continuation of the subject LLCs or a sale of each interest in the property each subject LLC owns, will result a higher possible value for your investment for you and the other participants.

Alternatives to the Consolidation

Before deciding to recommend the consolidation, the supervisor considered several alternatives in an effort to achieve maximum investor return and give a choice to participants. These alternatives were:

•	Sale by each subject LLC of its interests in its property, either individually or as part of third-party portfolio transaction, followed by a distribution of the net proceeds to its participants;

•	Continued management of the subject LLCs as currently structured;

•	Conversion of each subject LLC into a separate REIT;

•	Listing of each subject LLC’s participation interests on a national securities exchange or

•

Other means of producing liquidity for the participants, such as cash tender offers to acquire participation interests from participants or borrowing by the subject LLCs secured by its interests in its property to provide funds for distribution to participants.

Set forth below are the supervisor’s conclusions regarding its belief that the consolidation is more beneficial to participants than the alternatives.

Liquidation of the subject LLCs. An alternative available to the supervisor is to proceed with a sale of the interest in the property each subject LLC owns separately and distribute the net proceeds to its participants and holders of override interests. Through these sales, participants’ investments in the subject LLCs would be concluded.

The supervisor believes that there would be advantages to a liquidation of the subject LLCs, including:

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Liquidation provides participants liquidity from a sale of the interest in the property of the subject LLC. Participants would receive their share of the net proceeds obtained from a sale of the interest in the property of the participant’s subject LLC;

•

The amount that a participant would receive would not depend on the stock market’s valuation of the company, but rather a participant’s share of the consideration received from a sale of the interests in the property of the subject LLC and

•	Participants would avoid the risks of continued ownership in their subject LLC and ownership of common stock.

The supervisor believes that there would be disadvantages to a liquidation of the subject LLCs, including:

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The interest in the property owned by the subject LLC on its own may not create demand from investors, may not be attractive for financing for investors to acquire the property and has a higher risk profile than the interest in the property as a portfolio;

•

Participants would not participate in potential increases in value resulting from anticipated operating efficiencies, marketing efficiencies, capital market efficiencies and an improved governance structure;

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Participants would not participate in potential increases in value resulting from (a) enhanced performance of the existing portfolio due to leasing available and expiring space at higher rents following the recent renovations and repositioning of the initial properties operated as a branded portfolio and (b) potential additional investments;

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The combination of a subject LLC’s interest with the operating lessee’s interest as part of a larger portfolio of properties would provide greater value than selling that subject LLC’s interest in its property separately. There is no precedent for the supervisor, which supervises both the subject LLCs and their operating lessees and has the authority to solicit consents in connection with the sale of any operating lessee, submitting for consent for a sale of a two-tier ownership structure unless the sale included both the lessor and the operating lessee. The supervisor believes that in view of fact that the subject LLCs own the interest in the property, but the operating lessees operate the properties, it would not be in the best interests of the subject LLCs to sell their interests in the properties separate from a sale by the operating lessees. The private entities (including the operating lessees), with the required consent of their participants have agreed to transfer their interests in the properties, including their interests in the operating lessees, as part of the consolidation and

•	Participants would lose benefits from the consolidation, such as:

•	The potential realization of value due to the factors described under “The Supervisor’s Reasons for Proposing the Consolidation” and

•

Permitting participants who do not wish to liquidate their investment to continue to hold an investment managed by the principals of the supervisor until the participants determine that a sale of their investment is appropriate for their individual investment strategy.

Continuation of the subject LLCs. An alternative to the consolidation is to continue the current operations of the subject LLCs, the subject LLCs do not need to liquidate to satisfy debt obligations or other current liabilities or to avert defaults, foreclosures or other adverse business developments. The subject LLCs would remain separate legal entities with their own assets and liabilities, governed by their existing operating agreements.

The supervisor believes there would be advantages to the continued operation of the subject LLCs, including:

•	The participants would continue to receive regular monthly distributions from Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.;

•

The subject LLCs eventually may sell their interests in the properties and distribute the net proceeds, although the supervisor does not believe that such a sale would optimize the value of the participants’ participation interests;

•	Continuing a subject LLC without change avoids the risks related to the consolidation as described in this prospectus/consent solicitation and

•

Each subject LLC would retain the individual benefits of ownership of its interest in its property, such as, in the case of the Empire State Building, sharing income from the observatory and broadcast antenna licenses.

The supervisor believes there would be disadvantages to the continued operation of the subject LLCs, including:

•	Illiquidity of participation interests on a current basis due to the lack of a large and established secondary market;

•	Difficulty in valuing the investment due to the limited secondary market for participation interests;

•

The Helmsley estate is required under Leona Helmsley’s will to sell its interest in the private entities that are the operating lessees of the subject LLCs. Because the consent of both the Malkin Holdings group and the Helmsley Estate is required for action by Empire State Building Company L.L.C., the potential for deadlock exists, particularly after a sale of the Helmsley estate’s interest. In addition, the Helmsley estate owns a 35% interest in the operating lessee of 250 West 57th St. Associates L.L.C. and 30% in the operating lessee of 60 East 42nd St. Associates L.L.C. Any purchaser of the Helmsley estate interests will be able to block any decision of the operating lessee of the Empire State Building and will have influence over decisions made by the operating lessees of 250 West 57th St. Associates L.L.C. and 60 East 42nd St. Associates L.L.C.

•

Inefficiency and cost in general of the operation of the subject LLCs and participants do not share in the true economics of ownership and operation of property by a single entity with a modern governance and capital structure;

•

Cumbersome and costly approval process for the subject LLCs, due to need to obtain high percentages of participant approvals for actions that may be required, such as selling the interests in the property or obtaining additional mortgage financing;

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Difficulty in making decisions concerning the properties due to the two-tier owner-operating lessee structure, as a result of which the subject LLCs, as fee owners, either do not have the right to take an action or the action may require the consent of the operating lessee, and, in some cases, its participants;

•	Conflicting position of fee owner and operating lessee, because actions that benefit the operating lessee could reduce distributions to participants in the subject LLCs;

•	Less diversification;

•

Loss of ability to access capital markets or finance on a portfolio-wide basis to obtain capital for future renovations of the properties. As a result, financing may be more costly or the subject LLCs might be required to reduce distributions to participants to fund future property renovations. However, as described under “Background of and Reasons for the Consolidation—Chronology of the Consolidation,” Empire State Building Associates L.L.C. recently has obtained significant financing and

•	Loss of benefits from the consolidation described under “—The Supervisor’s Reasons for Proposing the Consolidation.”

Conversion of the subject LLCs into individual REITs. The supervisor considered the possibility of converting each subject LLC into a separate REIT that would list its shares on a national securities exchange. The supervisor believes that a REIT with a relatively small capitalization that is advised by an outside advisor and owns an interest in the ground lessor of a single property with most of its cash flow dependent on overage rent under the operating lease would not be well-received by traditional open-market purchasers of REIT common stock. The supervisor, therefore, believes that this alternative would not fulfill the objectives of participants in the subject LLCs.

Listing of the participation interests on a national securities exchange. The supervisor believes there would be limited trading interest in the presently outstanding participation interests due to, among other things, (i) the fact that the subject LLCs have a relatively small capitalization, own an interest in a property which is operated by an operating lessee that has significant decision-making authority with respect to the property; and (ii) the two-tier subject LLC structure, including the relative lack of certain corporate governance attributes, such as the ability to elect directors.

Other means of producing liquidity. The supervisor also considered other means of producing liquidity for the participants, such as cash tender offers to acquire participation interests from participants or borrowing by the subject LLCs secured by their interests in properties to provide funds for distribution to participants. The supervisor believes that cash tender offers are costly and would not yield a good value for investors and that borrowing to fund added distributions is not a feasible alternative given that most of its cash flow is dependent on overage rent under the operating lease.

The supervisor believes that cash tender offers would not be desirable because the price that could be offered to participants would be adversely affected by the current two-tier owner-lessee structure through which the subject LLCs own their interests in the properties and the limited resale market for participation interests.

The supervisor believes that it would be difficult for a subject LLC to borrow to fund added distributions because, among other things, such financing would require the operating lessee’s consent and agreement to join in the financing. Additionally, increasing the leverage on the properties would result in increased risks to the participants in the subject LLCs.

Acquisition of assets of the subject LLCs as part of the consolidation in a tax deferred transaction. The supervisor also considered structuring the transaction as a tax deferred contribution of the assets of the subject

LLCs in exchange for operating partnership units. However, the supervisor determined that such structure was not desirable because that structure would require registration of the sale of the operating partnership units and common stock under state securities laws and the application of state securities laws could delay the completion of the consolidation and create uncertainty as to whether the consolidation could be completed.

While the supervisor did not perform a detailed financial analysis of all these alternatives, other than continued operations of the subject LLCs and liquidation of the subject LLCs, the supervisor believes that these alternatives would not be as beneficial to participants as the consolidation.

Comparison of Alternatives

The supervisor has not provided an estimate of the going concern values and liquidation values of the subject LLCs and the private entities for the reasons set forth below. As explained below, the supervisor believes these values would be in the same range as, or lower than, the exchange values. These values may be more or less than the value of the consideration that you will receive in the consolidation.

Continuance as a Going-Concern. The supervisor considered the going-concern value of each subject LLC. The purpose of a going-concern analysis is to determine the estimated value of each subject LLC, assuming that each subject LLC continues to operate as a separate legal entity with its own assets and liabilities and governed by its organizational documents. A going-concern analysis differs from a liquidation analysis in that a liquidation analysis assumes that a subject LLC immediately commences an orderly disposition of its interest in the property and distributes the net liquidation proceeds, to the members and participants holding participation interests and to the supervisor on account of overrides and voluntary reimbursement payments. The going-concern analysis estimates the present value of the participation interests in each subject LLC, assuming that each subject LLC was operated as an independent standalone entity during an assumed ten-year holding period, and sold its interest in the property at the end of the ten-year period.

The supervisor believes that, based on, among other things, advice of the independent valuer, the going concern value of the participation interests in the subject LLCs pursuant to a going concern analysis, which would assume continued operation and eventual sale, is in the same range as the exchange value. The exchange value is based on (i) the appraised values of the properties owned by the subject LLCs and private entities which was based on the income approach taking into account, among other things, the expected financial performance such as estimated revenues, operating expenses, general and administrative costs, capital expenditures and leasing costs for the property, and operating cash flow of the properties, and (ii) the allocation of such appraised values to the participants in each subject LLC and each private entity as described in “Reports, Opinions, and Appraisals—Fairness Opinion.” Similarly, a going concern analysis would determine the value of the equity interest in a partnership or limited liability company by estimating the present value of distributions to such interests in the going concern entity. The supervisor believes that, based on advice from the independent valuer, the methodology used to determine the value of an equity interest in a partnership or a limited liability company, as was performed in the Appraisal, is a generally accepted valuation and analytical technique, and, when performed using the same underlying assumptions, can be expected to yield a result in approximately the same range as the going concern analysis.

Liquidation of the subject LLCs and the private entities. Since another available alternative is to proceed with a sale of the interest in the property each subject LLC owns and to distribute the net proceeds to its participants, the supervisor has considered the liquidation value of each subject LLC. The supervisor believes that, based on advice from the independent valuer, using the discounted cash flow method used in the Appraisal is a reasonable way to estimate the price at which the property could be sold for purposes of a liquidation value analysis. The difference between the exchange values and the liquidation value would be the deduction of assumed selling and liquidation costs (real estate commissions and legal and other closing costs) in calculating the liquidation value, which the supervisor estimates would equal approximately 2.5% to 5.0% of the appraised real estate value. The supervisor believes that the costs relating to liquidation, including costs of soliciting participants’ consent and legal fees, could exceed this percentage. This alternative also assumes that non-real estate assets are sold at their estimated realizable value determined on a basis consistent with the independent valuer’s Appraisal.

However, while the Appraisal is not necessarily indicative of the price at which the assets would sell, the real estate appraisal assumes that the interest in the property of each subject LLC is sold in an orderly manner and is not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual value. See “Reports, Opinions and Appraisals—Appraisal.”

The supervisor believes that the value of the participation interests in the subject LLCs and private entities in a liquidation would be lower than the exchange values because the value in a liquidation would be determined based on the appraised values of the properties owned by the subject LLCs and private entities (as described under “Reports, Opinions, and Appraisals—Appraisal”), reduced by the transaction costs associated with marketing and selling a property, and the costs of soliciting participants’ consent and legal fees. Such fees and expenses were not deducted in calculating the exchange value because they are being borne by the company. The liquidation value would also not incorporate any prepayment penalties that would be due upon the sale of a property, which is not expected to be payable, to the same extent, in the consolidation. Such fees and expenses would reduce the amounts distributable to the participants in the subject LLCs and the private entities in a liquidation to a level below the exchange values.

Secondary Market Prices. Participation interests in the subject LLCs are not traded on any national securities exchange. There is no established trading market for participation interests and it is not anticipated that any market will develop for the purchase and sale of the participation interests.

Sales transactions for participation interests have been limited and sporadic. The supervisor is aware of sales made which were not arranged by it because it acts as transfer agent for the participation interests. In some cases, the supervisor receives information regarding the prices at which secondary sale transactions of participation interests have been effectuated but, in many instances, the supervisor is not aware of the prices at which transactions have been made. Affiliates of the supervisor have arranged for purchases of participation interests, from time to time, as an accommodation to participants that desired to sell their participation interests. The supervisor also is aware of third-party appraisals that were performed for participants. The supervisor generally used methodology similar to that in these appraisals in determining the price to be offered to participants that requested that the supervisor arrange sales of their participation interests as an accommodation. In making such purchases of participation interests as an accommodation to participants, the supervisor generally determined the purchase price by applying capitalization rates to annual distributions out of basic rent and overage rent, applying a discount because the interest is an illiquid minority interest and, since 2008, applying a further discount because of the instability of the economy. The supervisor believes that these prices are less than the long-term value of the participation interests and the supervisor so advised each participant who requested that the supervisor arrange a sale. The extent of the participation interest sales transactions between willing buyers and willing sellers, each having access to relevant information regarding the financial affairs of the subject LLCs, the expected value of their assets and their prospects for the future is unknown. Many participation interest sales transactions are believed to be distressed sales where sellers are highly motivated to dispose of the interests and, to facilitate the sales are willing to accept substantial discounts from what might otherwise be regarded as the fair value of the interest being sold.

The supervisor is not aware of any tender offers during the period from January 1, 2009 through the date of this prospectus/consent solicitation.

Affiliates of the supervisor made the following purchases of participation interests in the subject LLCs from participants during the period from January 1, 2009 through March 31, 2012:

Subject LLC	Date of Transfer (Mo./Day/Yr.)	Amount of Purchase (Based on Original Investment)	Amount of Consideration Paid per $1,000 Original Investment
Empire State Building Associates L.L.C.	2/02/11	$10,000.00	$1,500.00
Empire State Building Associates L.L.C.	10/02/10	$5,000.00	$1,500.00
Empire State Building Associates L.L.C.	9/02/10	$1,666.67	$1,500.00
Empire State Building Associates L.L.C.	3/02/10	$2,500.00	$1,500.00
Empire State Building Associates L.L.C.	1/02/10	$5,000.00	$1,500.00
Empire State Building Associates L.L.C.	11/02/09	$10,000.00	$1,500.00
Empire State Building Associates L.L.C.	11/02/09	$10,000.00	$1,500.00
Empire State Building Associates L.L.C.	11/02/09	$10,000.00	$1,500.00
Empire State Building Associates L.L.C.	10/02/09	$7,500.00	$1,500.00
Empire State Building Associates L.L.C.	10/02/09	$5,000.00	$1,500.00
Empire State Building Associates L.L.C.	9/02/09	$6,666.66	$1,500.00
Empire State Building Associates L.L.C.	5/02/09	$5,000.00	$2,940.00
60 East 42nd St. Associates L.L.C.	9/02/10	$3,333.34	$1,500.00
60 East 42nd St. Associates L.L.C.	5/02/10	$6,666.67	$1,500.00
60 East 42nd St. Associates L.L.C.	4/02/10	$15,000.00	$1,466.67
60 East 42nd St. Associates L.L.C.	10/02/09	$5,000.00	$1,500.00
60 East 42nd St. Associates L.L.C.	9/02/09	$1,666.66	$1,500.01
250 West 57th St. Associates L.L.C.	9/02/10	$1,666.67	$4,000.19
250 West 57th St. Associates L.L.C.	5/02/10	$5,000.00	$4,000.00
250 West 57th St. Associates L.L.C.	3/02/10	$10,000.00	$4,000.00
250 West 57th St. Associates L.L.C.	7/02/09	$5,000.00	$4,000.00

The supervisor also is aware of the prices on the following additional purchases of participation interests by third parties in the subject LLCs during the period from January 1, 2009 through March 31, 2012:

Subject LLC	Date of Transfer (Mo./Day/Yr.)	Amount of Purchase (Based on Original Investment)	Amount of Consideration Paid per $1,000 Original Investment
Empire State Building Associates L.L.C.	5/02/11	$5,000.00	$100.00
Empire State Building Associates L.L.C.	5/02/11	$5,000.00	$100.00
Empire State Building Associates L.L.C.	4/02/10	$10,000.00	$1,700.00
Empire State Building Associates L.L.C.	3/02/09	$10,000.00	$2,940.00
Empire State Building Associates L.L.C.	3/02/09	$5,000.00	$2,940.00
Empire State Building Associates L.L.C.	1/02/09	$2,500.00	$5,000.00
60 East 42nd St. Associates L.L.C.	5/02/11	$2,500.00	$100.00
60 East 42nd St. Associates L.L.C.	3/02/11	$5,000.00	$1,600.00
60 East 42nd St. Associates L.L.C.	2/02/11	$2,500.00	$1,500.00
250 West 57th St. Associates L.L.C.	1/02/10	$2,500.00	$5,000.00

Assumptions, Limitations and Qualifications. The prices at which the operating partnership units and Class A common stock initially trades may be affected, among other things, by: general market conditions, including the extent to which a secondary market develops for the Class A common stock following the IPO, the extent of institutional investor interest in the company, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), the company’s financial performance and general stock and bond market conditions.

It is impossible to predict how these factors will impact the price of the operating partnership units and Class A common stock. The price may be either lower or higher than those used in computing the range of estimated values.

Distribution Comparison. The supervisor has considered the potential impact of the consolidation upon distributions that would be made to the participants that exchange their participation interests for common stock. The following table compares the average annual distributions for the years ending December 31, 2007-2011 for each subject LLC with the estimated initial dividends that will be received by participants in the subject LLCs per $1,000 investment by stockholders of the company assuming all subject LLCs and private entities participate in the consolidation (maximum participation).

Comparison of Distributions by the Subject LLCs and the Company

Comparison

The following table sets forth a comparison of the distributions by the subject LLCs and by the company:

Subject LLC	Average Annual Distribution for the years ending December 31, 2007-2011 Per $1,000 Original Investment	Estimated Annual Distribution to Stockholders of the Company Per $1,000 Original Investment(1)
Empire State Building Associates L.L.C.	$311	$
60 East 42nd St. Associates L.L.C.	$631	$
250 West 57th St. Associates L.L.C.	$1,098	$

(1)	The calculation of the estimated annual distributions to stockholders of the company is shown in the table below.

Distributions by the Subject LLCs

The following table sets forth the amount of annual distributions, per $1,000 original investment, of each subject LLC for each of the five years in the period ended December 31, 2011. The original cost per unit was $10,000, in the case of Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C., and $5,000, in the case of 250 West 57th St. Associates L.L.C.

Empire State Building Associates L.L.C.

	2011		2010	2009	2008	2007
Distributions out of basic rent	118	(2)	118	118	118	118
Distributions out of overage rent
Overage rent distributions attributable to borrowing(1)	—		68	—	—	—
Overage rent distributions attributable to operations	—		33	—	405	459

Total distributions out of overage rent	—	(2)	102	—	405	459

Total distributions	118		220	118	523	577

250 West 57th St. Associates L.L.C.

	2011	2010	2009	2008	2007
Distributions out of basic rent	200	200	200	200	200
Distributions out of overage rent
Overage rent distributions attributable to borrowing(1)	383	411	302	71	489
Overage rent distributions attributable to operations	329	671	860	688	285

Total distributions out of overage rent	712	1,082	1,162	758	774

Total distributions	912	1,282	1,362	958	974

60 East 42nd St. Associates L.L.C.

	2011	2010	2009	2008	2007
Distributions out of basic rent	149	149	149	149	149
Distributions out of overage rent
Overage rent distributions attributable to borrowing(1)	—	—	—	52	698
Overage rent distributions attributable to operations	—	—	306	829	523

Total distributions out of overage rent	—	—	306	881	1,221

Total distributions	149	149	455	1,030	1,370

(1)	The distributions attributable to borrowings resulted from borrowings used to fund capital expenditures which would otherwise have been funded from operations and reduced overage rent.
(2)	Empire State Building Associates L.L.C. distributed $526 per $1,000 original investment in the first quarter of 2012 out of overage rent received for the year ended December 31, 2011, which was attributable to borrowings.

Distributions each year consist of small regular monthly distributions out of basic rent and larger, but variable, distributions out of overage rent. The amount of distributions out of overage rent varies from year to year depending on factors such as:

•	capital expenditures funded out of operating cash flow which reduced distributions;

•	borrowings to fund capital expenditures which would otherwise have been paid out of operating cash flow, which increases overage rent and the amount available for distribution; and

•

non-recurring events that generate additional cash, such as early lease cancellations, which may increase distributions and non-recurring events that require expenditure of funds, which may decrease distributions.

Accordingly, participants should not treat the amount distributed in any year as indicative of the amount that they would have received in future years if the subject LLC continued its operations. After the consolidation, a diverse collection of properties will be combined with more efficient access to capital and, as a result, the supervisor expects that overall distributions should be more consistent with less fluctuation due to these factors.

Distributions by the Company

The company’s intended annual rate of initial distribution with respect to the period commencing on completion of the IPO and ending 12 months after completion of the IPO will be established based on its estimate of cash available for distribution for such 12-month period calculated based on adjustments to its pro forma income before non-controlling interests for such period. Assuming that the IPO was completed on April 1, 2012, the company’s estimated cash available for distribution for the 12-month period ending March 31, 2013 would be as set forth in the table below. In estimating its cash available for distribution for the 12 months ending March 31, 2013, the company has made certain assumptions as reflected in the table and footnotes below, including that there will be no new leases other than leases signed after March 31, 2012 and prior to the date of this prospectus/consent solicitation, or net increases in renewals or terminations of existing leases in its portfolio after March 31, 2012.

The company’s estimate of cash available for distribution does not reflect the effect of any changes in its working capital after March 31, 2012, or the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into after March 31, 2012. It also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than estimated capital expenditures, or the amount of cash estimated to be used for financing activities, other than scheduled mortgage loan principal repayments on mortgage indebtedness that will be outstanding upon consummation of the IPO. Although the company has included all material investing and financing activities that it has commitments to undertake as of March 31, 2012, the company may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on the company’s estimate of cash available for distribution. Because the company has made the assumptions set forth above in estimating cash available for distribution, it does not intend this estimate to be a projection or forecast of its actual results of operations or liquidity. The company’s estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of its liquidity or ability to pay dividends or make distributions. In addition, the methodology upon which the company made the adjustments described below is not necessarily intended to be a basis for calculating cash available for distribution.

Notwithstanding the estimate set forth below, any distributions the company pays in the future will depend upon its actual results of operations, economic conditions and other factors that could differ materially from the company’s current expectations. The company’s actual results of operations will be affected by a number of factors, including the revenue it receives from its properties, its operating expenses, interest expense, the ability of its tenants to meet their obligations and the amount and timing of expenditures. For more information regarding risk factors that could materially adversely affect the company’s actual results of operations, see “Risk Factors.” Distributions declared by the company will be authorized by the company’s board of directors in its sole discretion out of funds legally available therefore and will be dependent upon a number of factors, including restrictions under applicable law, the capital requirements of the company and the distribution requirements necessary to maintain the company’s qualification as a REIT, the distributable income generated by operations, the principal and interest payments on debt, capital expenditure levels, the company’s policy with respect to cash distributions and the capitalization and asset composition of the company, which will vary based on the private entities and the subject LLCs that ultimately participate in the consolidation. No assurance can be given that the company’s estimate of cash flow available for distribution will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. Unless the company’s operating cash flow increases, it may be required to fund distributions from working capital or borrow to provide funds for such distributions or it may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve the company’s cash balance or reduce its distribution. However, the company currently has no intention to use the net proceeds from the IPO to make distributions nor does it currently intend to make distributions using shares of the company’s common stock.

Actual annual distributions on the operating partnership units and common stock will depend on the market conditions at the time of the IPO and the company’s cash available for distribution at the time of the IPO. For more information regarding risk factors that could materially adversely affect the company’s actual results of operations, see “Risk Factors.”

In order to qualify as a REIT, the company must distribute to its stockholders, on an annual basis, at least 90% of the company’s REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust—Distribution Policy” and “U.S. Federal Income Tax Considerations.”

The following table describes the company’s pro forma net income available to holders of common stock of the company and operating partnership units for the 12 months ended December 31, 2011, and the adjustments the company has made thereto in order to estimate its initial cash available for distribution for the 12 months ending March 31, 2013 (amounts in thousands except share data, per share data, square footage data and percentages). These calculations do not assume any changes to the company’s operations or any acquisitions or dispositions which could affect its operating results and cash flows, or changes in the company’s outstanding shares of Class A and Class B common stock or the operating partnership’s operating partnership units. Holders of operating partnership units and stockholders of the company will have the same rights to distributions. The company cannot assure you that its actual results will be the same as or comparable to the calculations below.

Pro forma net income for the 12 months ended December 31, 2011	$
Less: Pro forma net income for the three months ended March 31, 2011
Add: Pro forma net income for the three months ended March 31, 2012

Pro forma net income for the 12 months ended March 31, 2012	$
Add: Pro forma real estate depreciation and amortization
Add: Net increases in contractual rent income(1)
Less: Net decreases in contractual rent income due to lease expirations, assuming no renewals(2)
Less: Net effects of straight-line rent adjustments to tenant leases(3)
Less: Net effects of above- and below-market rent adjustments(4)
Add: Non-cash compensation expense(5)
Add: Non-cash interest expense(6)
Add: Non-cash charge on write-off of deferred finance charges
Add: Non-cash ground rent expense
Add: Net effects of lease in-place adjustments to tenant leases

Estimated cash flow from operating activities for the 12 months ending March 31, 2013	$
Less: Estimated provision for tenant improvement and leasing commission costs(7)
Less: Estimated annual provision for capital expenditures(8)

Total estimated cash flows used in investing activities	$
Estimated cash flow used in financing activities
Less: Scheduled mortgage loan principal repayments(9)
Add: Additional borrowings on secured term loan to fund capital improvements at the Empire State Building(10)
Less: Incremental interest expense on additional borrowings on secured term loan to fund capital improvements at the Empire State Building(11)

Estimated cash flow used in financing activities for the 12 months ending March 31, 2013	$
Estimated cash available for distribution for the 12 months ending March 31, 2013	$
Estimated initial distribution rate to Empire State Building Associates participants (subject to voluntary override) per $1,000 original investment(12)		%
Estimated initial distribution rate to Empire State Building Associates participants (not subject to voluntary override) per $1,000 original investment(12)		%
Estimated initial distribution rate to 60 East 42nd Street Associates participants per $1,000 original investment(12)		%
Estimated initial distribution rate to 250 West 57th St. Associates participants (subject to voluntary override) per $1,000 original investment(12)		%
Estimated initial distribution rate to 250 West 57th St. Associates participants (not subject to voluntary override) per $1,000 original investment(12)		%

(1)	Represents the net increases in contractual rental income net of expenses from new leases and renewals through March 31, 2012 that were not in effect for the entire 12-month period ended March 31, 2012 or signed prior to the date of this prospectus/consent solicitation that will go into effect during the 12 months ending March 31, 2013.

(2)	Assumes no lease renewals or new leases (other than month-to-month leases) for leases expiring after March 31, 2012 unless a new or renewal lease had been entered into prior to the date of this prospectus/consent solicitation.
(3)	Represents the conversion of estimated rental revenues for the 12 months ending March 31, 2013 from a straight-line accrual basis to a cash basis of revenue recognition.
(4)	Represents the elimination of non-cash adjustments for above- and below-market leases for the 12 months ended March 31, 2012.
(5)	Pro forma non-cash compensation expense related to LTIP units/shares of restricted Class A common stock that the company intends to issue to certain of its executives officers and independent directors in connection with the IPO (“Equity Compensation”).
(6)	Pro forma non-cash interest expense for the 12 months ended March 31, 2012 includes: (i) amortization of financing costs on the mortgage loans assumed by the company in the consolidation transaction; and (ii) amortization of the assumption fees for debt assumed in the consolidation transaction.
(7)	Estimated provision for tenant improvement and leasing commission costs relate solely to tenant improvement and leasing commission costs incurred or expected to be incurred in the 12 months ending March 31, 2013 that the company is contractually obligated to provide pursuant to leases entered into prior to the date of this prospectus/consent solicitation. During the 12 months ending March 31, 2013, the company expects to have additional tenant improvement and leasing commission costs related to new leases that are entered into after the date of this prospectus/consent solicitation. Generally, the company does not incur tenant improvement or leasing commission costs upon lease renewals of existing tenants.
(8)	Reflects estimated provision for recurring and non-recurring capital expenditures (excluding, tenant improvement and leasing commission costs) for the 12 months ending March 31, 2013, based on the company’s current estimate of such expenses, of $ . This estimate is higher than the average of its historical annual capital expenditures (excluding tenant improvement and leasing commission costs) incurred during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012, which is $42.5 million. Historically the company has not tracked capital expenditures as either recurring or non-recurring and its believes a substantial amount of these capital expenditures during the periods presented would be considered to be non-recurring due to the extensive amount of capital spent on renovation, repositioning and deferred maintenance at the company’s Manhattan office properties at the time it began its renovation and repositioning program.
(9)	Represents scheduled payments of mortgage loan principal due during the 12 months ending March 31, 2013.
(10)	The company has borrowing capacity under the term loan secured by the Empire State Building of $141.0 million, subject to the conditions set forth in the secured term loan agreement. The company has assumed that it borrows $ million to fund (i) tenant improvements and leasing commissions, (ii) capital expenditures and (iii) $ million of New York City mortgage recording tax that is required to be paid incrementally as it borrows under the term loan.
(11)	Assumes draws are made in four equal drawdowns over the 12 months ending March 31, 2013 and that the interest rate is equal to 2.7%.
(12)	The estimated initial distribution rate per $1,000 original investment was calculated based on the percentage interest that a holder of a $1,000 original investment would hold of the number of shares of common stock of the company outstanding after the IPO. The company estimated the number of shares of common stock on a fully diluted basis outstanding after the IPO to be equal to the sum of:
•

the shares of common stock on a fully diluted basis issuable in the consolidation (calculated without reduction for cash paid to participants in the private entities in lieu of common stock or operating partnership units), as set forth in table under “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Derivation of Exchange Value,” plus

•	(ii) shares of common stock estimated to be issued as Equity Compensation at the IPO, plus
•

(iii) a number of shares issuable in the IPO (assuming no exercise of the underwriters’ option to purchase additional shares) equal to: (i) the portion of the gross proceeds from the IPO used to pay expenses of the consolidation and IPO and underwriting discounts (other than underwriting discounts that are deducted in calculating the cash payable to charitable organizations who are participants in the private entities, including the Helmsley Estate, on exercise of their cash election), which is estimated to equal $        , (ii) divided by the IPO price, assuming that the IPO price equals the hypothetical $10 per share (used solely for illustrative purposes).

By way of explanation, the portion of the proceeds from the IPO used to pay cash to participants in the private entities is excluded because shares of Class A common stock issuable in the IPO that are used for such purpose do not increase the common stock outstanding on a fully diluted basis from that which would have been outstanding if all participants received operating partnership units or common stock instead of cash, because the number of shares of common stock on a fully diluted basis otherwise issuable to participants in the consolidation is reduced on a one-for-one basis.
•

The estimate of the initial distribution per $1,000 may be more or less than that set forth herein to the extent that the actual amounts are more or less than the estimated amounts set forth herein or to the extent that the number of shares under clauses (ii) and (iii) would be affected by the IPO price being more or less than $10 per share.

RECOMMENDATION AND FAIRNESS DETERMINATION

General

The supervisor believes the consolidation to be fair to, and in the best interests of, each subject LLC and its respective participants. After careful evaluation, the supervisor concluded that the consolidation is the best way to maximize the value of your investment in the subject LLC. The supervisor of the subject LLCs recommends that you and the other participants vote “FOR” the consolidation. Affiliates of the supervisor will receive substantial benefits from the consolidation and have conflicts of interest making this recommendation.

Based upon the supervisor’s analysis of the consolidation, it believes that:

•	the terms of the consolidation are fair to you and the other participants;

•	the operating partnership units and common stock offered to the participants were allocated fairly and constitute fair consideration for their participation interests in the subject LLCs and

•

after comparing the potential benefits and detriments of the consolidation with those of several alternatives, the consolidation is the best way for you to maximize the value of your investment in the subject LLC.

The supervisor’s beliefs are based upon its analysis of the terms of the consolidation, an assessment of its potential economic impact upon you and the other participants, a comparison of the potential benefits and detriments of the consolidation and alternatives to the consolidation and a review of the financial condition and performance of the subject LLCs, the private entities and the management companies and the proposed operations of the company.

The supervisor believes that the consolidation is fair to all participants in each subject LLC and as a whole, regardless of which particular combination of entities participates in the consolidation and that a fairness opinion on all possible combinations is not necessary. Even if less than all of the subject LLCs participate in the consolidation, the supervisor believes that the participants in the subject LLCs that do participate will realize the benefits described under “Summary—Benefits of Participation in the Consolidation.” There are no material differences among the subject LLCs (such as with respect to types of assets owned or investment objectives) that affect the reasons why the supervisor believes that the consolidation is fair to you. While the supervisor believes that it would be more beneficial to participants if all of the subject LLCs participate in the consolidation, the supervisor believes that, through a combination of the properties of the private entities, for which necessary approvals have been obtained, and the property interests of Empire State Building Associates L.L.C. and Empire State Building Company L.L.C., the company will be of sufficient size and have sufficient assets to allow participants to realize the benefits described under “Summary—Benefits of Participation in the Consolidation” even if one or both of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. do not participate in the consolidation.

In considering fairness, the supervisor considered the following:

•

The tax protection agreement, which the supervisor believes is consistent with market practice for transactions of this type and generally would require payment only if the company took or failed to take certain actions, which it does not currently intend to take or fail to take, as the case may be, with respect to the protected properties;

•

The option agreements, which the supervisor believes benefit the company by providing it with the right to acquire attractive properties complementary to the company’s portfolio on terms which the company believes are reasonable and, with respect to which any determination to be made by the company will be made by the company’s independent directors; and

•

The agreements to indemnify the principals of the supervisor for certain liabilities relating to the subject LLCs and the private entities; the supervisor believes it is reasonable for a REIT which is being formed to assume indemnification obligations relating to the operations of entities whose assets are being acquired. Under the organizational documents of the subject LLCs and private entities and applicable law, the principals of the supervisor are already generally entitled to indemnification from the participants in the subject LLCs and the private entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence.

The supervisor also took into account the terms of the compensation payable to persons in the Malkin Holdings group by the company after the closing of the consolidation as set forth under “Management—Executive Compensation,” which the supervisor believes are on terms customary for similar publicly-traded REITs and are based on recommendations of a compensation consultant.

The supervisor also took into account the effects of the IPO. The supervisor believes that the issuance of shares of Class A common stock in the IPO will benefit participants because it will result in a more liquid market with more investment by institutional investors. In addition, the proceeds from the IPO will, among other things, provide cash to pay expenses from the consolidation and provide cash to buy out a portion of the Class A common stock otherwise issuable to the Helmsley estate. Following the consummation of the consolidation and the IPO, the Helmsley estate is anticipated to continue to own a sizeable position in the company. Therefore, in light of the Helmsley estate’s desire, and requirement, to sell all or a significant portion of its post-IPO position, which could adversely affect the market price of the company’s Class A common stock following the IPO, the supervisor structured elements of the consolidation and the IPO, including this cash option, to minimize the Helmsley estate’s post-IPO position. The company also has provided that the net proceeds from any potential upsizing of the IPO or any exercise of the underwriters’ over-allotment option would also be applied to the Helmsley estate’s cash election to further reduce the Helmsley estate’s position in the company. Such reduction of the Helmsley estate’s overhang would be viewed favorably by the market and would provide for a better trading market in the company’s Class A common stock following the IPO for the benefit of all stockholders.

The supervisor also believes that the consolidation is procedurally fair. First, the consolidation is required to be approved by a supermajority of the outstanding participation interests of the subject LLC and is subject to conditions set forth in “The Consolidation—Conditions to the Consolidation.” Second, participants will be given the option to receive operating partnership units, Class A common stock, or, to a limited extent, as described herein, Class B common stock. These options allow participants to receive the same form of consideration as the participants in the private entities and the Malkin Family. Third, the supervisor believes that the exchange value of the subject LLCs has been determined according to a process that is fair because the process involved an appraisal of all of the subject LLCs’ property interests, the private entities’ property interests and the business of the management companies by the same appraisal firm, Duff & Phelps, LLC, thereby maximizing consistency among the valuation of the property portfolio. Finally, Duff & Phelps, LLC, the independent valuer, a recognized independent investment banking firm, has delivered its opinion to the effect that, subject to the assumptions, limitations and qualifications contained in its fairness opinion, the allocation of consideration (Class A common stock, Class B common stock, operating partnership units or cash consideration) (i) among each subject LLC, each private entity and the management companies and (ii) to the participants in each subject LLC and each private entity is fair to the participants in the subject LLC from a financial point of view (without giving effect to any impact of the consolidation on any particular participant other than in its capacity as a participant in each of the subject LLCs and each of the private entities). While the subject LLCs’ exchange values have been determined based on the Appraisal by the independent valuer, which has also delivered a fairness opinion as described above, no independent representative was retained to negotiate on behalf of the participants. There are 23 subject LLCs and private entities and groups with different interests in many of these entities. The supervisor does not believe that a single independent representative could have represented the interests of all participants and believes that to locate and retain an independent and equally competent and qualified representative for each separate interest in the consolidation is not possible. The supervisor represents the interests of all participants in the subject LLCs and private entities. The supervisor has served the same role in the past for sales of other properties with different groups of participants, which included the sale of three office properties in New York

City in the past fifteen years, 200 Fifth Avenue (known as the International Toy Center), 409 Seventh Avenue and 500-512 Seventh Avenue (see “Reports, Opinions and Appraisal—Supervisor’s Reasons for Representation as to 50/50 Allocation”) and believes it is not required to retain any independent representative on behalf of each group of participants or all of the participants as a whole. The supervisor believes the Appraisal prepared by the independent valuer serves the purposes of representing all parties fairly and that the consolidation is fair to all participants regardless of the absence of any such independent representative.

The supervisor does not believe that the buyout right relating to participation interests held by participants in Empire State Building Associates L.L.C. or 60 East 42nd St. Associates L.L.C. affects the procedural fairness of the consolidation, because such buyout was provided for in the organizational documents of such subject LLCs at the time of their formation and requires a supermajority vote in order to be triggered. In addition, participants in such subject LLCs who have voted against the consolidation (or abstained), have the right to change their vote within ten days of receiving notice that the relevant subject LLC has received consents from participants holding the required percentage interest, in which case their participation interests will not be purchased.

Although the supervisor believes the terms of the consolidation are fair to you and the other participants, the supervisor and its affiliates have conflicts of interest with respect to the consolidation. These conflicts include, among others, its realization of substantial economic benefits upon completion of the consolidation. For a further discussion of the conflicts of interest and potential benefits of the consolidation to the supervisor, see “Conflicts of Interest—Substantial Benefits to the Supervisor and its Affiliates.” While the supervisor has conflicts of interest which are described under “Conflicts of Interest,” the supervisor does not believe that these conflicts of interests affected its fairness determination. To understand the actual benefits that the supervisor will receive if your subject LLC approves the consolidation, please review the supplement accompanying this prospectus/consent solicitation.

Notwithstanding the recommendation of the supervisor, each participant must make its own determination as to whether to vote for the consolidation and whether to elect to receive operating partnership units, Class A common stock or Class B common stock based upon its personal situation, and such decision should be based upon a careful examination of personal finances, investment objectives, liquidity needs and expectations as to the company’s future growth.

Material Factors Underlying Belief as to Fairness

The following is a discussion of the material factors underlying the supervisor’s belief that the terms of the consolidation are fair to you and the other participants.

1. Consideration Allocated. The supervisor believes that the consideration offered to the subject LLCs and the participants constitute fair value for their participation interests. The allocation of the operating partnership units and common stock to participants is based on the same valuation methodology and Appraisal which was consistently applied to each subject LLC and each private entity. The allocation of the shares of common stock and operating partnership units with respect to the management companies was based on an Appraisal by the independent valuer. Therefore, the supervisor believes that the exchange values take into account the relative values of each subject LLC, each private entity and the management companies.

2. Independent Appraisal and Fairness Opinion. The supervisor’s belief as to the fairness of the consolidation to the participants and the statements above regarding the material terms underlying its belief as to fairness partially are based upon the Appraisal of each subject LLC’s interest in a property that the independent valuer prepared and upon the fairness opinion the independent valuer provided to the supervisor. The supervisor attributed significant weight to the Appraisal and the fairness opinion of the independent valuer, which the supervisor believes support its belief that the consolidation is fair to the participants. The supervisor does not know of any factor that would materially alter the conclusions made in the Appraisal or the fairness opinion of the independent valuer, including developments or trends that have materially affected or are reasonably likely to materially affect their conclusions. The supervisor believes that the engagement of the independent valuer to provide the Appraisal of each subject LLC’s property and to provide the fairness opinion assisted it in the fulfillment of its fiduciary duties to the subject LLCs and the agents’ fiduciary duties to the participants, although the independent valuer received fees for its services and is entitled to indemnification. See “Reports, Opinions and Appraisals—Fairness Opinion.”

In rendering its opinions with respect to the fairness, from a financial point of view, to each subject LLC and each private entity and the participants in each subject LLC and each private entity, of the allocation of consideration (Class A common stock, Class B common stock, operating partnership units in the operating partnership or cash consideration) (i) among each subject LLC, each private entity and the management companies and (ii) to the participants in each subject LLC and each private entity (without giving effect to any impact of the consolidation on any particular participant other than in its capacity as a participant in each of the subject LLCs and each of the private entities), the independent valuer did not address or render any opinion with respect to any other aspect of the consolidation, including, but not limited to:

•	the impact of the consolidation with respect to tax consequences for the participants in the subject LLCs or private entities;

•	the market price or value of the company, either before or after the completion of the consolidation or the IPO;

•	any potential incremental value attributable to the portfolio of assets taken as a whole after giving effect to the consolidation and

•	the effects of variations in aggregate values attributed to the portfolio of assets after giving effect to the consolidation on relative values of such portfolio of assets.

The fairness opinion assumes that all entities are included in the consolidation and has not addressed the fairness of other possible combinations where one or more of such entities is not included. If less than all of the subject LLCs participate in the consolidation, the fairness of such a consolidation will not have been addressed by the fairness opinion.

In addition, the independent valuer was not requested to, and did not, solicit the interest of any other party in acquiring the subject LLCs or their respective assets. The independent valuer’s opinion also does not compare the relative merits of the consolidation with those of any other transaction or business strategy which were or might have been considered by the supervisor as alternatives to the consolidation.

The independent valuer’s fairness opinion does not constitute a recommendation to you as to how to vote on the consolidation or as to whether you should elect to receive operating partnership units or receive shares of Class A common stock or shares of Class B common stock.

3. Increased Liquidity—While there is no assurance that the IPO price will be equal to or greater than the exchange value per share or that the Class A common stock or operating partnership units will trade at a price equal to or greater than the IPO price following consummation of the consolidation and IPO, the supervisor believes that the increased liquidity will offer participants in the subject LLCs the opportunity to achieve liquidity by selling all or part of their shares of Class A common stock, subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period. The shares of Class A common stock are expected to be listed on the NYSE. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants in the subject LLCs who receive operating partnership units may also sell operating partnership units, which also are expected to be listed on the NYSE, subject to restrictions described above, although the market for operating partnership units may be more limited than the market for Class A common stock.

In addition, after the consolidation and the IPO, each participant (except the Malkin Family, whose members are subject to a longer restrictive period in which they cannot sell) will have the ability to sell up to

50% of both the operating partnership units and common stock received in the consolidation at any time after the 180th day following the IPO pricing date and the balance of the operating partnership units and common stock 12 months after the IPO pricing date. This includes Class A common stock issuable in exchange for operating partnership units, which are only issuable in exchange for operating partnership units beginning 12 months after the completion of the IPO, and Class B common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion of an aggregate of $         (based on the IPO price) operating partnership units issued to participants in the subject LLCs. If all of the participants in each subject LLC elect to receive operating partnership units, the enterprise value equals the aggregate exchange value and the IPO price equals $10 per share, then each participant would be able to sell     % of his or her operating partnership units immediately.

Each participant must make its own determination as to the form of consideration best suiting its personal situation. Such decision should be based upon a careful examination of the participant’s personal finances, investment objectives, liquidity needs, tax situation and expectations as to the company’s future growth.

4. Consideration of Alternatives. The supervisor considered alternatives to the consolidation including the continuation of the subject LLCs without change and the liquidation of the subject LLCs and the distributions of the net proceeds to participants. The supervisor does not believe that the subject LLCs could realize their allocable share of the value of the properties through a sale of the interests in the properties held by them. The supervisor believes that, over time, the likely value of the interest you will receive in the consolidation will be higher than the value of the consideration a participant would receive from any of the other alternatives as a result of increased efficiencies, growth opportunities and other opportunities for value enhancement.

5. Market Value. To the extent there is trading in the participation interests, such trading takes place in an informal secondary market. A direct comparison of the current or historical prices of the Class A common stock and operating partnership units and the participation interests cannot be made because there is no current or historical market price information available with respect to the Class A common stock or operating partnership units, which will not be issued or traded prior to the consolidation. Therefore, the determination of the consideration to be received by participants is based upon the valuation of the subject LLCs as described under “Background of and Reasons for the Consolidation—Derivation of Exchange Values” and is not based upon the current or historical market prices of the participation interests. Because there is no active trading market for the participation interests, the supervisor believes that historical sales prices of the participation interests in the secondary market are lower than, and not indicative of, the value of the underlying assets of the subject LLCs and the private entities.

6. Participant’s Choice of Investment—Operating Partnership Units, Class A Common Stock and/or Class B Common Stock. Offering participants in the subject LLCs a choice to exchange their participation interests for operating partnership units, Class A common stock and, to a limited extent, Class B common stock enhances the procedural fairness of the consolidation by giving all participants in the subject LLCs the opportunity to elect to receive operating partnership units, Class A common stock or Class B common stock. Through this element of the consolidation, the supervisor is attempting to accommodate the possibly different investment objectives of the participants in the subject LLCs.

7. Cash Available for Distribution Before and After the Consolidation. The supervisor believes the consolidation will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other participants. However, the effect of the consolidation and the cash available for distribution will vary among the subject LLCs. The supervisor’s belief is based on the anticipated growth in the revenues of the initial properties operated as a portfolio under the Malkin brand and potential additional investments the company expects to make in the future.

8. Other Benefits from the Consolidation. In addition to the receipt of cash available for distribution, you and the other participants whose subject LLCs participate in the consolidation will be able to benefit from the potential growth of the company and also will receive investment liquidity through the public market by selling all or part of the shares of Class A common stock, subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period described herein. The shares of Class A common stock are expected to be listed on the NYSE. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants in the subject LLCs who receive operating partnership units may also sell operating partnership units, which also are expected to be listed on the NYSE, which they may sell, subject to restrictions described above, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion of an aggregate of $         (based on the IPO price) operating partnership units issued to participants in the subject LLCs.

9. Net Book Value of the Subject LLCs. The supervisor calculated the net book value of each subject LLC under GAAP, as of March 31, 2012, per $1,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is based primarily on depreciated historical cost and, therefore, is not indicative of the fair market value of the subject LLCs. This figure was compared to the exchange value per $1,000 original investment.

Summary of Valuations

(per $1,000 original investment (except as otherwise noted))

Entity	Exchange Value(1)	GAAP Net Book Value (Deficit) as of March 31, 2012
Empire State Building Associates L.L.C.
Participants (subject to voluntary override)	$33,085	$35
Participants (not subject to voluntary override)	$36,650	$35
60 East 42nd St. Associates L.L.C.
Participants	$38,972	($1,887)
250 West 57th St. Associates L.L.C.
Participants (subject to voluntary override)	$35,722	($1,388)
Participants (not subject to voluntary override)	$39,468	($1,388)

(1)	The exchange value of each subject LLC is based in part on each subject LLC’s assets and liabilities included in the quarterly balance sheets of the subject LLC as of June 30, 2011. The exchange value will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation.

Relative Weight Assigned to Material Factors

The supervisor gave greatest weight to the factors set forth in paragraphs one, two, three, four and eight above in reaching its conclusions as to the fairness of the consolidation.

CONSIDERATION

If your subject LLC participates in the consolidation, meaning that it contributes its assets to the company, you will be allocated operating partnership units and/or shares of common stock. If your subject LLC votes “AGAINST” the consolidation and the consolidation closes, your subject LLC will continue as an independent entity with the company or one of the company’s subsidiaries as supervisor.

Operating Partnership Units. You will receive operating partnership units, unless you elect to receive, in exchange for your participation interests, Class A common stock, or, to a limited extent, as described below, Class B common stock. The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs, other than the Wien group. Each series of operating partnership units has identical rights as to distributions, liquidation and rights as limited partners of the operating partnership.

Class A Common Stock. If you elect to receive Class A common stock in lieu of operating partnership units issuable to you, you will receive one share of Class A common stock for each operating partnership unit you would have otherwise been entitled to receive.

Class B Common Stock. Participants may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. The Class B common stock provides its holder with a voting right that is no greater than if such holder had received solely Class A common stock in the consolidation. Each outstanding share of Class B common stock entitles the holder to 50 votes on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Each share of Class B common stock has the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock

You can elect the form of consideration in the consent form accompanying this prospectus/consent solicitation.

Supervisor. The supervisor and the Malkin Holdings group have override interests in the subject LLCs and in the private entities, which are the rights to receive a portion of the distributions in excess of a base amount distributable to participants in the subject LLCs and the private entities. The override interests allocable to the supervisor for Empire State Building Associates L.L.C. and 250 West 57th St. Associates L.L.C. will be distributed in operating partnership units and will be allocated to participants that have consented to a distribution to the supervisor pursuant to a voluntary program out of their share of distributions. The override interest with respect to 60 East 42nd St. Associates L.L.C. was determined in accordance with the organizational documents, as described under “Exchange Values—Allocation of Common Stock and Operating Partnership Units.” The amount of distributions payable to the supervisor and the Malkin Holdings group in respect of the override interests initially has been determined based on the exchange value for the subject LLC. The final amount will be determined based on the value of the operating partnership units and shares of Class A common stock issued to the subject LLCs at the price per share of the Class A common stock in the IPO.

THE CONSOLIDATION

To effect the consolidation, the subject LLCs that vote in favor of the consolidation will contribute their assets subject to their liabilities to the operating partnership of the company or a subsidiary of the operating partnership. As described above, you will receive operating partnership units, unless you elect to receive shares of Class A common stock or, to a limited extent, as described herein, Class B common stock in lieu of operating partnership units issuable to you. The following is an overview of the principal components and other key aspects of the consolidation. The description below also includes a summary of the material provisions of the contribution agreements between the company, the operating partnership and each subject LLC. Such description does not purport to be complete and is subject to and qualified in its entirety by reference to the contribution agreement. A copy of the contribution agreement for your subject LLC is attached to the supplement accompanying this prospectus/consent solicitation as Appendix B. By reference to this contribution agreement, the company is incorporating the contribution agreement for your subject LLC into this prospectus/consent solicitation as required by the federal securities laws.

Principal Components of the Consolidation

The consolidation will consist of the following principal components:

The subject LLCs will consolidate into the company. The subject LLCs in which participants holding the required percentage of the subject LLC’s participation interests approve the consolidation will contribute their assets to the operating partnership or a subsidiary of the operating partnership as more fully described in “The Consolidation—Vote Required for Approval of the Consolidation.” Consequently, the company will own, through the operating partnership and its subsidiaries, the acquired subject LLCs’ property interests and certain other assets after the completion of the consolidation. In addition, the operating partnership or a subsidiary company generally will assume the liabilities of the subject LLCs. The number of subject LLCs that will approve the consolidation currently is unknown. Operating partnership units, Class A common stock or Class B common stock, as applicable, will be issued to the subject LLCs which, in turn, will distribute the operating partnership units, Class A common stock or Class B common stock to the participants in the subject LLCs in accordance with their elections. The operating partnership units, Class A common stock and Class B common stock issuable to the participants in the subject LLCs are registered pursuant to the Registration Statement on Form S-4, of which this prospectus/consent solicitation is a part and, therefore, fully transferable after expiration of the lock-up period. The Class A common stock issuable in exchange for the operating partnership units may only be issued if the Class A common stock is registered under the Securities Act or an exemption is available therefrom. Pursuant to a registration rights agreement, the company has agreed to register such Class A common stock. See “—Registration Rights Agreement.”

The company also has entered into a contribution agreement with the supervisor and the Wien group pursuant to which (i) the supervisor will contribute to the operating partnership all of the supervisor’s override interests in the subject LLCs in exchange for operating partnership units and (ii) the Wien group will contribute their participation interests in the subject LLCs to the operating partnership in exchange for operating partnership units and Class B common stock.

The company will acquire the properties of the private entities. To the extent required under their organizational documents, the participants in each private entity have consented to the consolidation. The company has entered into agreements with the private entities described under “Summary—the Subject LLCs, the Private Entities and the Management Companies” pursuant to which each private entity has agreed to contribute its property interests and other assets, other than interests in excluded properties and excluded businesses, to the operating partnership or a subsidiary or merge with the operating partnership or a subsidiary of the operating partnership, conditioned on (i) the closing of the IPO and the listing of the operating partnership units and Class A common stock on the NYSE or another national securities exchange; (ii) the closing of the consolidation no later than December 31, 2014; (iii) the contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building; (iv) delivery of a fairness opinion by the independent valuer and

(v) other customary conditions. The contribution by the private entity will be made in exchange for operating partnership units, Class A common stock, Class B common stock and cash. Based on the hypothetical exchange value of $10 per share which the supervisor has established for illustrative purposes, the company will issue to participants and holders of override interests in the private entities 113,478,686 operating partnership units having an exchange value of $1,134,786,855; 5,714,138 shares of Class A common stock having an exchange value of $57,141,376; and 821,320 shares of Class B common stock having an exchange value of $8,213,198 (not including any additional shares of Class A common stock that may be issued to charitable organizations as described below). Of the consideration issuable to the private entities, the Malkin Holdings group will receive 36,499,390 operating partnership units; 741,900 shares of Class A common stock; and 741,898 shares of Class B common stock having an aggregate exchange value of $380,007,188; including in respect of their overrides. In addition, participants in the private entities who are non-accredited investors who would have been entitled to 6,977,044 shares of common stock on a fully diluted basis having an exchange value of $69,770,436, will receive cash at a price per share equal to the offering price in the IPO. Participants in the private entities who are charitable organizations, including the Helmsley estate, who would have been entitled in the aggregate to 104,616,456 shares of common stock on a fully diluted basis having an exchange value of $1,046,164,562 that have made a cash election will receive cash, subject to a cut back (at a price per share equal to the IPO price reduced by the underwriting discount per share paid by the company in the IPO) and will receive Class A common stock for the balance. Of the consideration issuable to the charitable organizations the Helmsley estate will receive Class A common stock, Class B common stock and/or operating partnership units and cash having an aggregate exchange value of $1,022,374,853. In addition, the operating partnership or one or more of its subsidiaries will be subject to all the liabilities of the private entities. The Malkin Holdings group and the Helmsley estate will receive the largest amount of consideration in the consolidation, because they hold participation interests and, in the case of the Malkin Holdings group, overrides, issued to them or their predecessors during a period of more than 60 years in respect of their cumulative cash investments and their roles in the entity formation and property operations with respect to (a) all of the entities and properties in the case of the Malkin Holdings group including the activities of Lawrence A. Wien, Peter L. Malkin and Anthony E. Malkin for many decades and (b) a large number of them in the case of the Helmsley estate.

The private entities own interests in an aggregate of 18 properties that will be included in the consolidation, and include three private entities which are the operating lessees of the properties that the subject LLCs own. There can be no assurance that the company will acquire all of these properties, whether as a result of conditions in the contribution agreements for the private entities not being met or for other reasons.

The company will acquire the management companies. The company will acquire the supervisor and the other management companies that provide asset management and property management and leasing services to the subject LLCs and private entities and construction services. The company will issue to equity holders in the management companies 809,703 operating partnership units having an exchange value of $8,097,032; 765,900 shares of Class A common stock having an exchange value of $7,659,000; and 16,524 shares of Class B common stock having an exchange value of $165,246. The management companies, which are controlled by Peter L. Malkin and Anthony E. Malkin, consist of Malkin Holdings LLC, which is the supervisor, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc. and Malkin Construction Corp. Malkin Holdings LLC, Malkin Properties, L.L.C., and Malkin Properties of New York, L.L.C. each will merge into a separate wholly-owned subsidiary of the operating partnership and the holders of limited liability company interests in these entities will receive operating partnership units and Class B common stock in exchange for the interests in these entities. Malkin Properties of Connecticut, Inc. and Malkin Construction Corp. each will merge into a wholly-owned subsidiary of the company and the holders of stock in such entities will receive Class A common stock in exchange for the interests in these entities.

Excluded Properties and Businesses. In addition to the interests in the properties being acquired from the subject LLCs and the private entities or entities organized by them, the Malkin Family owns non-controlling interests in, and Anthony E. Malkin and Peter L. Malkin control the general partners or managers of, the entities that own interests in six multi-family properties, five net leased retail properties, one former post office property which is subject to rezoning before it will be converted into a single tenant retail property, and a development parcel that is zoned for residential use. The Malkin Family also owns non-controlling interests in one Manhattan office property, two Manhattan retail properties and several retail properties outside of Manhattan, none of which will be contributed to the company in the consolidation. The non-controlling interests described above are referred to collectively herein as the excluded properties. In addition, the Malkin Family owns interests in six mezzanine and senior equity funds, two industrial funds, the operations of five residential management offices and a registered broker dealer, none of which will be contributed to the company in the consolidation, and which is referred collectively herein as the excluded businesses. The Malkin Family owns certain non-real estate family investments that will not be contributed to the company in the consolidation. The company does not believe that the excluded properties or the excluded businesses are consistent with its portfolio geographic or property type composition, management or strategic direction. Pursuant to management agreements with the owners of interests in those excluded properties and excluded businesses which historically were managed by the supervisor and its affiliates, the company will be designated as the manager. As the manager, the company will be paid a management fee with respect to those excluded properties and businesses where the supervisor and its affiliates had previously received a management fee on the same terms as the fee paid the supervisor and its affiliates, and reimbursed for costs in providing the management services to those excluded properties and businesses where the supervisor and its affiliates had not previously received a management fee. The company’s management of the excluded properties and excluded businesses will represent a minimal portion of its overall business. There is no established time period in which the company will manage such properties and businesses and Peter L Malkin and Anthony E. Malkin expect to sell certain of these properties or unwind certain of these businesses over time.

TRS Election. The company will jointly elect with Observatory TRS, which is the current lessee and operator of the observatory and which will be wholly owned by the operating partnership following the completion of the IPO and the consolidation, for Observatory TRS to be treated as a TRS under the Code for U.S. federal income tax purposes following the completion of the IPO and the consolidation. Observatory TRS will lease the Empire State Building observatory from the operating partnership pursuant to an existing lease that provides for fixed base rental payments and variable rental payments equal to certain percentages of Observatory TRS’s gross receipts from the operation of the observatory. In addition, the company will jointly elect with Holding TRS, which will be wholly owned by the operating partnership following the completion of the IPO, for Holding TRS to be treated as a TRS under the Code for U.S. federal income tax purposes following the completion of the IPO. Holding TRS and/or its wholly owned subsidiaries will provide certain construction services to third parties and will provide certain services to the tenants of the company’s properties.

Issuance of Shares of Class A Common Stock, Class B Common Stock and Operating Partnership Units. As described above, the company and the operating partnership, as applicable, will issue shares of Class A common stock, Class B common stock, operating partnership units and/or cash in connection with the consolidations with the subject LLCs, the private entities and the management companies. See “Consideration.” Each operating partnership unit provides generally the same rights to distributions as one share of Class A common stock and will be exchangeable for cash or, at the company’s election, exchangeable for one share of Class A common stock, beginning 12 months after the completion of the IPO, subject to certain specified conditions.

The operating partnership units to be issued to participants in the subject LLCs will be issued in three separate series to the participants in each of the three subject LLCs (other than the Wien group), each of which will be listed and traded separately. Because the operating partnership units are in separate series, there will be fewer holders of each series. While each of the series has the same rights, the tax consequences to a participant that receives, and a subsequent purchaser of, operating partnership units of a particular series will be different than those to a participant that receives, and a subsequent purchaser of, operating partnership units of another series (based on different and unique tax attributes of the properties being contributed by each of the subject LLCs). These factors may adversely affect the market for operating partnership units. To avoid such factors and to achieve liquidity, holders of operating partnership units may elect to exercise their redemption rights with respect to such operating partnership units, which commence 12 months after the completion of the IPO, and, if applicable, sell the Class A common stock received in exchange.

Each share of Class A common stock entitles the holder to one vote. Operating partnership units have economic rights similar to the Class A common stock but do not have the right to vote on matters presented to holders of Class A common stock and Class B common stock. The participants in the subject LLCs have an option to elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Accredited investors in the private entities and the management companies had the same option at the time they made their election of consideration in the private solicitation. The Class B common stock provides its holder with a voting right that is no greater than if such holder had received solely Class A common stock in the consolidation. Each outstanding share of Class B common stock entitles the holder to 50 votes on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Each share of Class B common stock has the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. One share of Class B common stock may be converted into one share of Class A common stock at any time, and one share of Class B common stock is subject to automatic conversion into one share of Class A common stock upon a direct or indirect transfer of such share of Class B common stock or certain transfers of the operating partnership units held by the holder of Class B common stock (or a permitted transferee) to a person other than a permitted transferee.

The shares of common stock and operating partnership units issuable to the private entities and the holders of interests in the management companies and to the Wien group are not registered pursuant to the Registration Statement on Form S-4 of which this prospectus/consent solicitation is a part. Persons holding operating partnership units will have rights beginning 12 months after the completion of the consolidation, to cause the operating partnership to redeem each of their operating partnership units for a cash amount equal to the then-current market value of one share of Class A common stock per operating partnership unit or, at the company’s election, to exchange their operating partnership units for shares of Class A common stock on a one-for-one basis. The company will agree to use commercially reasonable efforts to file a registration statement covering the issuance of Class A common stock upon the exchange of operating partnership units, the resale of all shares of Class A common stock into which the operating partnership units are exchangeable or Class B common stock is convertible, and all shares of common stock issued to holders of participation interests in the private entities as part of the consolidation within 12 months after the closing of the IPO.

Cash option for participants in private entities. Charitable organizations, including the Helmsley estate were granted a cash option in connection with their interests in the private entities. These charitable organizations had the option to receive cash at a price per share equal to the IPO price per share (reduced by the underwriting discount per share paid by the company in the IPO) to the extent of cash available from the IPO for this purpose, after providing cash to redeem non-accredited investors in the private entities and other uses of proceeds. To the extent that there is not sufficient available cash to pay in full the cash payable to electing charitable organizations, there will be a pro rata reduction in the cash received by each electing charitable organization and the balance will be in the form of Class A common stock.

The Helmsley estate and other charitable organizations have exercised the cash option as to all of the operating partnership units issuable to them by the private entities in the consolidation (which based on the exchange values represents 25.71% for the Helmsley estate and 0.60% for the other charitable organizations, respectively, of the common stock on a fully-diluted basis or $1.046 billion of the exchange value in the aggregate) and will receive Class A common stock, Class B common stock and/or operating partnership units to the extent that the cash available for this purpose is insufficient to pay all of the consideration in cash. The Helmsley estate will also receive an amount equal to any New York City transfer tax savings resulting from its status as a charitable organization. In addition, the company and the Helmsley estate have also agreed that if the IPO is upsized after the effective time of the registration statement filed in connection with the IPO or if the underwriters in the IPO exercise their option to purchase additional shares of Class A common stock, all additional net proceeds from the sale of shares of Class A common stock issued by the company in such upsize or option will be allocated solely to the Helmsley estate for purposes of the consolidation at the same value as the cash option described above.

The company has provided the Helmsley estate with a cash option as described above. Following the consummation of the consolidation and the IPO, the Helmsley estate is anticipated to continue to own a sizeable position in the company. Therefore, in light of the Helmsley estate’s desire, and requirement, to sell all or a significant portion of its post-IPO position, which could adversely affect the market price of the company’s Class A common stock following the IPO, the supervisor structured elements of the consolidation and the IPO, including this cash option, to minimize the Helmsley estate’s post-IPO position. The company also has provided that the net proceeds from any potential upsizing of the IPO or any exercise of the underwriters’ over-allotment option would also be applied to the Helmsley estate’s cash election to further reduce the Helmsley estate’s position in the company. Such reduction of the Helmsley estate’s overhang would be viewed favorably by the market and would provide for a better trading market in the company’s Class A common stock following the IPO for the benefit of all stockholders. The company has also provided registration rights to the Helmsley estate to provide for an efficient and transparent process for the Helmsley estate to sell all or a portion of its remaining interest in the company following the IPO.

The company has filed a registration statement with respect to the IPO and upon the closing of the IPO, it expects the Class A common stock to be listed on the NYSE. The company will provide liquidity and a trading market for the shares of common stock by listing the common stock for trading on the NYSE upon completion of the IPO, which will be concurrent with the consummation of the consolidation.

Pre- and Post-Consolidation Structure

The following charts reflect the organizational structure of each subject LLC before the consolidation:

Empire State Building Associates L.L.C.

(1)	Represents a voluntary capital override agreed to by approximately 94% of the participants and documented individually with each participant who granted the override, which provides the supervisor with 10% of the distribution of capital proceeds otherwise payable to participants that have agreed to the voluntary capital override program after they have received a return of their original investment. The supervisor will receive distributions on the voluntary capital overrides with respect to the consideration from the consolidation, because such consideration constitutes capital proceeds. Assuming that the enterprise value determined in connection with the IPO were the same as the aggregate exchange value, such overrides would comprise approximately 9.14% of the economic value of Empire State Building Associates L.L.C. These voluntary capital overrides were solicited pursuant to consent solicitation statements dated September 13, 1991, September 14, 2001 and June 9, 2008.

(2)	This override, which is not a voluntary override, is payable pursuant to the original offering documents for Empire State Building Associates L.L.C. and provides the supervisor the right to receive additional payments equal to 6% of any distributions of overage rent received under the operating lease, 6% of 50% of the amount of the reduction in mortgage charges due to the repayment of the purchase money mortgage placed at the time of the original acquisition by Empire State Building Associates L.L.C. of its interest in the Empire State Building and 6% of 50% of certain scheduled reductions in ground rent payable by Empire State Building Associates L.L.C. under the operating lease.

60 East 42nd St. Associates L.L.C.

(1)

The override, which is not a voluntary override, represents a contractual obligation of the subject LLC payable pursuant to a consent of participants in 1968 and provides that supervisor is entitled to receive 10% of all additional amounts paid out (without specifying the source of distributions) after the members have received distributions equal to a return at the rate of 14% on their cash investment in the year in which the distribution is made. The supervisor will receive distributions on the override with respect to the consideration from the consolidation, because such consideration constitutes capital proceeds. Assuming that the enterprise value determined in connection with the IPO were the same as the aggregate exchange value, such override would comprise approximately 9.97% of the economic value of 60 East 42nd St. Associates L.L.C.

250 West 57th St. Associates L.L.C.

(1)

Represents a voluntary capital override agreed to by approximately 79.6% of the participants and documented individually with each participant who granted the override, which provides the supervisor with 10% of the distribution of capital proceeds otherwise payable to participants that have agreed to the voluntary capital override program after they have received a return of their original investment. The supervisor will receive distributions on the voluntary capital overrides with respect to the consideration from the consolidation, because such consideration constitutes capital proceeds. Assuming that the enterprise value determined in connection with the IPO were the same as the aggregate exchange value, such overrides would comprise approximately 7.44% of the economic value of 250 West 57th St. Associates L.L.C. These voluntary capital overrides were solicited pursuant to consent solicitation statements dated March 10, 2004 and May 17, 2006. All of these override interests are owned by the Malkin Holdings group.

(2)	The override, which is not a voluntary override, is payable pursuant to a consent of participants in 1968, represents the right to receive 10% of all cash distributions (other than from mortgage, sale or condemnation proceeds) in excess of 15% on the remaining cash investment in any one year.

The following chart shows the percentage ownership of the common stock on a fully diluted basis in the company (assuming exchange of all operating partnership units for Class A common stock, conversion of all Class B common stock into Class A common stock, and that no cash is paid to any participants) after closing of the consolidation but prior to closing of the IPO, allocable to each of the entities shown in the table (including the Helmsley estate, which has made a cash election as described under “Related Party Transactions—Transactions Relating to the Consolidation”), and assuming the consolidation is approved by all three subject LLCs:

(1)	15.67% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 0.08% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(2)	6.68% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 63.75% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(3)	17.19% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 0.39% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(4)	16.75% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 27.0% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(5)	14.14% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 0.28% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(6)	33.15% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Malkin Holdings group and 31.50% of the shares of common stock on a fully diluted basis issuable to the entity is allocable to the Helmsley estate.
(7)	27.27% of the shares of common stock on a fully diluted basis issuable to the other private entities is allocable to the Malkin Holdings group and 20.49% of the shares of common stock on a fully diluted basis issuable to the other private entities is allocable to the Helmsley estate.
(8)	All of the shares of common stock on a fully diluted basis issuable to the entity are allocated to the Malkin Holdings group.
(9)	16.10% of the shares of common stock on a fully diluted basis is allocable to the Malkin Holdings group and 25.71% of the shares of common stock on a fully diluted basis is allocable to the Helmsley estate.

The following charts show, for each of the properties owned by the subject LLCs, the relative exchange value of the applicable property attributable to the subject LLC, the operating lessee, and, for each of the subject LLCs and operating lessees, the participants’ interests and override interests associated with the subject LLCs and operating lessees’ override interests, except as otherwise noted, are held by the Malkin Holdings group:

(1)	Voluntary capital transaction override.
(2)	$54,498,551 of the overrides are paid to persons other than the Malkin Holdings group. The additional overrides not owned by the Malkin Holdings group are owned primarily by members of the Wien group (who are not members of the Malkin Family). Such overrides were created under agreements with participants who acquired their interests from Lawrence A. Wien, and they were transferred to members of the Wien group as descendants of Lawrence A. Wien. In addition, a portion of the overrides held by persons other than the Malkin Holdings group are held by other persons not members of the Wien group who sold their participation interests, but retained an override interest.

(1)	Voluntary capital transaction override.
(2)	$11,915,710 of the overrides are paid to persons other than the Malkin Holdings group. The additional overrides not owned by the Malkin Holdings group are owned by members of the Wien group (who are not members of the Malkin Family). The override interests were created under the agreements in which participants received their interests from Lawrence A. Wien and were transferred to members of the Wien group as descendants of Lawrence A. Wien.

The following chart shows the organization of the company after the consolidation and prior to the IPO, assuming the consolidation is approved by all three subject LLCs and no cash is paid to any participants (including the Helmsley estate), other than to non-accredited investors in the private entities:

The Class A common stock, Class B common stock and operating partnership units represent 50.80%, 0.29% and 48.91%, respectively, of the common stock, on a fully diluted basis.

The following tables show the ownership of participation interests, at March 31, 2012, in each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., by persons who may be deemed to be directors or executive officers of each subject LLC and by other members of the Malkin Holdings group. At March 31, 2012, no person owned of record or was known by Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. or 250 West 57th St. Associates L.L.C., as applicable, to own beneficially more than 5% of the participation interests in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., or 250 West 57th St. Associates L.L.C.

Empire State Building Associates L.L.C.:

Title of Class	Name & Address of Beneficial Owners	Amount of Beneficial Ownership of Participation Interests (based on original invested capital)		Percent of Class
Participation Interests	Anthony E. Malkin One Grand Central Place 60 East 42nd Street New York, New York 10165	$23,333		0.07%

	Thomas N. Keltner, Jr. One Grand Central Place 60 East 42nd Street New York, New York 10165	$17,709		0.05%

	Peter L. Malkin One Grand Central Place 60 East 42nd Street New York, New York 10165	$65,833	(1)	0.20%

	Peter L. Malkin One Grand Central Place 60 East 42nd Street New York, New York 10165	$80,833	(2)	0.24%

	Entities, the beneficial owners of which are members of Peter L. Malkin’s family	$1,064,583	(3)	3.23%

	Anthony E. Malkin One Grand Central Place 60 East 42nd Street New York, New York 10165	$187,500	(4)	0.57%

	Trusts for the benefit of members of Anthony E. Malkin’s family	$85,833	(5)	0.26%

	Members of Thomas N. Keltner, Jr.’s family	$6,667	(6)	0.02%

	Other members of the supervisor, members of their families, trusts for the benefit of the foregoing, and entities, the beneficial owners of which consist of the foregoing	$810,614		2.45%

	TOTAL	$2,342,905		7.09	%(7)

(1)	Such participation interests are owned of record as trustee or co-trustee but not beneficially. Peter L. Malkin disclaims any beneficial ownership of such participation interests.
(2)	Such participation interests are owned of record as trustee and beneficially. Peter L. Malkin disclaims any beneficial ownership of such participation interests.
(3)	Such participation interests are owned of record and beneficially. Peter L. Malkin disclaims any beneficial ownership of such participation interests, except that related family trusts and entities are required to complete scheduled payments to him.
(4)	Such participation interests are owned of record as trustee or co-trustee but not beneficially. Anthony E. Malkin disclaims any beneficial ownership of such participation interests.
(5)	Such participation interests are owned of record and beneficially. Anthony E. Malkin disclaims any beneficial ownership of such participation interests.
(6)	Such participation interests are owned of record and beneficially. Thomas N. Keltner, Jr. disclaims any beneficial ownership of such participation interests.
(7)	In addition to participation interests, the supervisor holds override interests in Empire State Building Associates L.L.C.

60 East 42nd St. Associates L.L.C.:

Title of Class	Name & Address of Beneficial Owners	Amount of Beneficial Ownership of Participation Interests (based on original invested capital)		Percent of Class
Participation Interests	Anthony E. Malkin One Grand Central Place 60 East 42nd Street New York, New York 10165	$25,833		0.37%

	Peter L. Malkin One Grand Central Place 60 East 42nd Street New York, New York 10165	$33,334	(1)	0.48%

	Entities, the beneficial owners of which are members of Peter L. Malkin’s family	$160,000	(2)	2.29%

	Anthony E. Malkin One Grand Central Place 60 East 42nd Street New York, New York 10165	$80,000	(3)	1.14%

	Trusts for the benefit of members of Anthony E. Malkin’s family	$65,000	(4)	0.93%

	Other members of the supervisor, members of their families, trusts for the benefit of the foregoing, and entities, the beneficial owners of which consist of the foregoing	$194,621		2.78%

	TOTAL	$558,788		7.98	%(5)

(1)	Such participation interests are owned of record as trustee or co-trustee. Peter L. Malkin disclaims any beneficial ownership of such participation interests.
(2)	Such participation interests are owned of record and beneficially. Peter L. Malkin disclaims any beneficial ownership of such participation interests, except that related trusts are required to complete scheduled payments to him.
(3)	Such participation interests are owned of record as co-trustee. Anthony E. Malkin disclaims any beneficial ownership of such participation interests.
(4)	Such participation interests are owned of record and beneficially. Anthony E. Malkin disclaims any beneficial ownership of such participation interests.
(5)	In addition to participation interests, the supervisor holds override interests in 60 East 42nd St. Associates L.L.C.

250 West 57th St. Associates L.L.C.:

Title of Class	Name & Address of Beneficial Owners	Amount of Beneficial Ownership of Participation Interests (based on original invested capital)		Percent of Class
Participation Interests	Anthony E. Malkin One Grand Central Place 60 East 42nd Street New York, New York 10165	$8,333	(1)	0.23%

	Anthony E. Malkin One Grand Central Place 60 East 42nd Street New York, New York 10165	$8,333	(2)	0.23%

	Entities, the beneficial owners of which are members of Peter L. Malkin’s family	$167,500	(3)	4.65%

	Peter L. Malkin One Grand Central Place 60 East 42nd Street New York, New York 10165	$7,500	(4)	0.21%

	Other members of the supervisor, members of their families, trusts for the benefit of the foregoing, and entities, the beneficial owners of which consist of the foregoing	$56,167		1.56%

	Thomas N. Keltner, Jr. One Grand Central Place 60 East 42nd Street New York, New York 10165	$2,500		0.07%

	TOTAL	$253,333		7.03	%(5)

(1)	Such participation interests are owned of record as co-trustee. Anthony E. Malkin disclaims any beneficial ownership of such participation interests.
(2)	Such participation interests are owned of record as trustee. Anthony E. Malkin disclaims any beneficial ownership of such participation interests.
(3)	Such participation interests are owned of record and beneficially. Peter L. Malkin disclaims any beneficial ownership of such participation interests, except that trusts related to such entities are required to complete scheduled payments to him.
(4)	Such participation interests are owned of record as co-trustee. Peter L. Malkin disclaims any beneficial ownership of such participation interests.
(5)	In addition to participation interests, the supervisor holds override interests in 250 West 57th St. Associates L.L.C.

Operating Partnership

Following the consummation of the IPO and the consolidation, substantially all of the company’s assets will be held, directly or indirectly, by, and the company’s operations will run through, the operating partnership. The company will contribute the net proceeds from the IPO to the operating partnership in exchange for operating partnership units. The company’s interest in the operating partnership will entitle the company to share in cash distributions from, and in the profits and losses of, the operating partnership in proportion to the company’s percentage ownership. As the sole general partner of the operating partnership, the company generally will have the exclusive power under the operating partnership agreement to manage and conduct its business, subject to certain limited approval and voting rights of the other limited partners described more fully below in “Description of Operating Partnership Units and the Partnership Agreement of the Operating Partnership.” The company’s board of directors will manage the affairs of the company by directing the affairs of the operating partnership.

Beginning on or after the date which is 12 months after the consummation of the IPO, limited partners of the operating partnership have the right to require the operating partnership to redeem part or all of their operating partnership units for cash or, at the company’s election, shares of Class A common stock, based upon the fair market value of an equivalent number of shares of Class A common stock at the time of the redemption, subject to the ownership limits set forth in the company’s charter and described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.” With each exchange of operating partnership units, the company will increase its percentage ownership interest in the operating partnership and its share of the operating partnership’s cash distributions and profits and losses. See “Description of Operating Partnership Units and the Partnership Agreement of the Operating Partnership.”

Management Companies

The management companies (or their successors) or another subsidiary of the operating partnership will manage all the company’s properties and assets. The management services will include oversight in marketing, leasing, insurance, capital and operating budgets and routine administrative tasks such as reports and tax and compliance filings. The management companies (or their successors) also may act as a general contractor with respect to construction and repair work for the properties the company acquires and their tenants.

Conditions to the Consolidation

The company and the supervisor have established conditions that must be satisfied for the consolidation of each of the subject LLCs to be consummated, including the following:

•	requisite consent of the participants in the subject LLC must have been received;

•

the IPO must close and the operating partnership units and Class A common stock must be approved for listing on the NYSE or another national securities exchange prior to or concurrently with the consummation of the consolidation and the closing of the IPO;

•

the contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building;

•	the consolidation must have been completed by December 31, 2014 and

•	the consolidation will be subject to other customary conditions as set forth in Section 2.1 of the Contribution Agreement attached to the supplement for each subject LLC as Appendix B.

Pre-Closing Distributions

Prior to the closing of the IPO, as described under “Related Party Transactions—Cash Amounts,” the subject LLCs, the private entities and the management companies will distribute their cash (in the case of the subject LLCs and the private entities, excluding from such distributable cash, any reserves on deposit with lenders for escrow accounts; amounts attributable to certain prepayments of rent, management fees or other income streams or expense reimbursements; and amounts held by the subject LLCs and the private entities as security deposits or amounts otherwise required to be reserved by the subject LLCs or the private entities pursuant to existing agreements with third parties) to the participants or equity owners of such subject LLC, private entity or the management companies in accordance with the provisions of the applicable organizational documents of each such subject LLC, private entity or the management companies; provided that cash will only be distributed by any entity to the extent that it exceeds the normalized level of net working capital for such entity, as determined by the supervisor (determined based on the most recent quarterly financial statements). Net working capital as used herein is defined as current assets (excluding cash and cash equivalents), less current liabilities (excluding the current portion of debt). Generally, any such distribution of cash will reduce a participant’s adjusted tax basis (but not below zero), determined for U.S. federal income tax purposes, in its participation interest immediately prior to the consolidation by the amount of cash received, which, as a general matter, will result in a correspondingly lower tax basis in the operating partnership units that such participant receives in connection with the consolidation. As a general matter, a distribution of cash in excess of a participant’s tax basis generally would result in taxable gain to the extent of such excess.

Each of the subject LLCs, the private entities and management companies has agreed that other than the distributions by the subject LLCs, the private entities and management companies contemplated by the consolidation, such subject LLC, such private entity or the management companies shall not take any action not in the ordinary course consistent with past practice to increase current assets or reduce current liabilities, including by increasing long-term liabilities, decreasing long-term assets, changing reserves or otherwise.

Contribution Agreements

If your subject LLC approves the consolidation, that approval also constitutes consent to the contribution of your subject LLC’s interest in its property to the operating partnership or its subsidiaries pursuant to the terms and conditions of your subject LLC’s contribution agreement which was entered into prior to the date of this prospectus/consent solicitation. Each contribution agreement provides that the subject LLC will contribute its assets subject to its liabilities to the company and the operating partnership or its subsidiary in exchange for the consideration under “Consideration.” The operating partnership or a subsidiary will assume the mortgage loans on the properties. At the time the consolidation occurs, all of the properties and other assets and the liabilities of each participating subject LLC will be deemed to have been transferred to the company.

The contribution agreements also provide that the properties and assets may be acquired in an alternative transaction, which may include the acquisitions being preceded by an actual or de facto recapitalization of a subject LLC, provided that the alternative transaction or the recapitalization, as the case may be, does not change the consideration a participant would receive or the anticipated tax consequences of the transaction.

A recapitalization may be effected through a transfer of the assets to a newly organized entity and occur on the same day as, but before, the closing of the consolidation.

An alternative transaction also may take the form of a merger of the subject LLC with and into the company or a subsidiary of the company, or a merger of the company or a subsidiary of the company with and into the subject LLCs, or any other transaction pursuant to which the economic benefits (taking into account the tax treatment of such alternative transaction) to the company and the participants are not adversely affected by such alternative transaction as compared to the economic benefits to be received by the company and the participants. The supervisor currently expects to effect a recapitalization pursuant to which the supervisor would be issued interests in the subject LLC (or its successor) in exchange for its override interests prior to the closing of the consolidation. The limited liability company interests would provide the supervisor with the same distributions as it would have received on account of its override interests, described under “Allocation of Common Stock and Operating Partnership Units.” The recapitalization would be effected so that the ownership of interests in the subject LLC would reflect the distributions that each participant and the supervisor would be entitled to receive in the consolidation, in accordance with historic arrangements among the participants of the subject LLC and the supervisor and the exchange values determined by the independent valuer and approved by the supervisor.

The consideration allocated to each subject LLC will be increased by the amount of any working capital (determined based on the most recent quarterly financial statements), after the cash distributions described under “Pre-Closing Distributions” above in excess of the normalized level of working capital for the subject LLC, as determined by the supervisor. Conversely, the consideration allocated to each subject LLC will be decreased by the amount of any negative working capital (determined based on the most recent quarterly financial statement) that is less than the normalized level of working capital for the subject LLC, as determined by the supervisor.

Representations and warranties of each subject LLC. Each subject LLC will make customary warranties and representations including representations that it is duly organized and validly existing and in good standing; that the contribution agreement has been duly and validly authorized executed and delivered; that it has the power and authority to transfer, sell, assign and convey its participation interests to the operating partnership, and that there is no other right to purchase such participation interests; that, except as disclosed to the operating partnership, no consent, waiver, approval or authorization is required to complete the consolidation transaction; that the execution, delivery and performance of the contribution agreement will not result in a breach of the subject LLC’s organizational documents, any agreement to which the subject LLC is a party or any term or provision of any judgment, order, writ, injunction or decree binding on the subject LLC (or its assets or properties) and that there is no litigation pending against the subject LLC with respect to its participation interests and representations concerning the property and its operations. Such representations and warranties will survive the closing of the consolidation; however, neither the subject LLCs nor any of their members, managers, officers or employees, to the extent applicable, will be liable for any breaches of the representations or warranties contained in the contribution agreement.

Covenants of the subject LLCs. Each subject LLC will covenant that it will not sell, transfer or otherwise dispose of all or any portion of its participation interests; mortgage, pledge, hypothecate or encumber (or permit to become encumbered) all or any portion of such participation interests; authorize or consent to, or cause any person or entity to take, any of the actions prohibited by the contribution agreements, amend the organizational documents of the subject LLC or adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization with respect to the subject LLC or exercise rights, if any, under applicable organizational documents to initiate any buy-sell procedures or to commence any process to market and sell the property held by the subject LLC. Such covenants will not survive the closing of the consolidation.

Conditions to Closing. The following conditions must be satisfied to consummate the consolidation of the subject LLC: (i) requisite consent of the participants in the subject LLC must have been received; (ii) the closing of the IPO and the listing of the operating partnership units and Class A common stock on the NYSE or another national securities exchange; (iii) the closing of the consolidation no later than December 31, 2014; (iv) the contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building and (v) other customary conditions as set forth in Section 2.1 of the Contribution Agreement attached to the supplement for each subject LLC as Appendix B.

Amendment. The contribution agreement may be amended prior to the closing of the IPO, without the consent of a participant, provided that such amendment does not adversely affect the economic benefits to the participants (taking into account the tax treatment of such amendment).

If your subject LLC approves the consolidation, it also will have consented to all actions necessary or appropriate to accomplish the consolidation.

Other Consolidation Transaction Agreements

Merger agreements with the management companies. The company will acquire through merger the supervisor and the other management companies, which are owned by the same persons as own the supervisor. On November 28, 2011, the company entered into a merger agreement with the supervisor and each other management company on substantially the same terms and conditions as the contribution agreements with each subject LLC, as described above, except that in connection with the consolidation: (i) the holders of interests in the management companies that were limited liability companies will receive operating partnership units and the option to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units they would otherwise receive in exchange for their interests in such entities and (ii) the holders of interests in the management companies that were corporations will receive shares of Class A common stock or Class B common stock in exchange for their interests in such entities.

Contribution agreement with the Wien group. On November 28, 2011, the company entered into a contribution agreement with the supervisor and the Wien group pursuant to which, upon closing of the consolidation, the Wien group will contribute its participation interests in the subject LLCs and the supervisor will contribute its override interests in the subject LLCs to the operating partnership, each in exchange for operating partnership units and the option to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units they would otherwise receive. Under this contribution agreement, the supervisor and the Wien group are entitled to receive the same amount of consideration they otherwise would have received (but in the form set forth in the preceding sentence) in the absence of such contribution agreement as a participant in the subject LLCs and as a holder of override interests, respectively, under the organization documents of the subject LLCs. Pursuant to this contribution agreement, the Wien group agreed to consent irrevocably to the consolidation with respect to each of the subject LLCs in which it holds participation interests.

The Wien group made customary representations and warranties with respect to itself and its participation interests.

The conditions to consummate the consolidation of each subject LLC in which the Wien group owns a participation interest must be satisfied in order for the closing of the Wien group’s contribution of its participation interests in such subject LLC to occur. In addition, the contribution agreement is subject to the satisfaction of other customary conditions, such as the accuracy in all material respects of the representations and warranties and the performance in all material respects of all agreements and covenants required by the contribution agreement.

Contribution agreements with the private entities. On November 28, 2011, the company entered into a contribution agreement with each private entity on substantially the same terms and conditions as each subject LLC, as described above, except that in connection with the consolidation: (i) the accredited investors in each private entity may receive operating partnership units as consideration for their participation interests, and also had the option to receive (A) one share of Class A common stock instead of one operating partnership unit and/or (B) one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participants would otherwise receive in the consolidation (i.e., they will receive one share of Class B common stock and 49 operating partnership units) and (ii) the non-accredited investors in each private entity will receive cash at a price per operating partnership unit equal to the IPO price (without reduction for underwriting discounts) instead of the operating partnership units that they otherwise would have received in the consolidation in order to comply with federal securities law requirements.

Contribution agreement with certain entities affiliated with the Helmsley estate. On November 28, 2011, the company entered into a contribution agreement with the Helmsley estate, which the company has amended, pursuant to which the Helmsley estate will contribute all of its participation interests in the private entities to the company and the operating partnership or a subsidiary in exchange for Class A common stock, Class B common stock and/or operating partnership units and cash at a price per share equal to the IPO price per share (reduced by the underwriting discount per share paid by the company in the IPO) to the extent of cash available from the IPO for this purpose after providing cash to redeem non-accredited investors in the private entities and other uses of proceeds. Under this contribution agreement, the Helmsley estate is entitled to the same consideration that it otherwise would have received (but in the form set forth in the preceding sentence) in the absence of such contribution agreement as a member or participant of the private entity plus an amount equal to any New York City transfer tax savings resulting from its status as a charitable organization. In addition, pursuant to this contribution agreement, the company and the Helmsley estate have also agreed that if the underwriters in the IPO exercise their option to purchase additional shares of Class A common stock or if the IPO is upsized after the effective time of the registration statement filed in connection with the IPO, all additional net proceeds from the sale of Class A common stock issued by the company in such option or upsize will be allocated solely to the Helmsley estate for purposes of the consolidation at the same value as the cash option. Pursuant to this contribution agreement, the Helmsley estate agreed to consent irrevocably to the consolidation with respect to each of the private entities in which it holds participation interests.

The Helmsley estate made customary representations and warranties with respect to itself and its participation interests.

The conditions to consummate the consolidation of each private entity in which the Helmsley estate owns a participation interest must be satisfied in order for the closing of the Helmsley estate’s contribution of its participation interests in such private entity to occur. In addition, the contribution agreement is subject to the satisfaction of other customary conditions, such as the accuracy in all material respects of the representations and warranties and the performance in all material respects of all agreements and covenants required by the contribution agreement.

Lock-Up Agreements

Pursuant to lock-up agreements, each participant in the subject LLCs and private entities may not sell or otherwise transfer or encumber shares of common stock or operating partnership units (i) with respect to 50% of the operating partnership units and common stock owned by them at completion of the IPO, for a period of 180 days after the IPO pricing date and (ii) with respect to any remaining operating partnership units and shares of common stock, for a period of one year after the IPO pricing date, in each case without first obtaining the written consent of the representatives of the underwriters in the IPO. This includes Class A common stock issuable in exchange for the operating partnership units, which are only issuable in exchange for operating partnership units beginning 12 months after the completion of the IPO, and Class B common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of an aggregate of $        , with respect to Series ES units of limited partnership interest, $            , with respect to Series 60 units of limited partnership interest and $            , with respect to Series 250 units of limited partnership interest (in each case based on the IPO price). If all of the participants in each subject LLC elect to receive operating partnership units, the enterprise value equals the aggregate exchange value and the IPO price equals $10 per share, then each participant would be able to sell     % of his or her operating partnership units, with respect to Series ES units of limited partnership interest,     % of his or her operating partnership units, with respect to Series 60 units of limited partnership interest and     % of his or her operating partnership units, with respect to Series 250 units of limited partnership interest, in each case immediately.

However, the Malkin Family and the company’s directors and senior management team members may not sell any of the shares of common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) held by any of them until one year after the IPO pricing date. In addition, the company has agreed with the representatives of the underwriters, subject to certain exceptions, not to sell or otherwise transfer or encumber any such shares or securities (including operating partnership units) owned by it at the completion of this offering for a period of 180 days after the IPO pricing date without the prior written consent of the representatives of such underwriters.

The second stage of the lock-up period will expire after one year, which applies only to the last 50% of the operating partnership units and common stock owned by all parties at completion of the IPO:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that the company file a registration statement related to the common stock;

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock (including operating partnership units). It also applies to operating partnership units and common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of any lock-up period referred to above, the company issues an earnings release or material news or a material event relating to the company occurs or (y) prior to the expiration of the lock-up periods referred to above, the company announces that it will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the applicable lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights Agreement

Upon completion of the IPO, the company will enter into a registration rights agreement with participants in the consolidation. Under the registration rights agreement, subject to certain limitations, not later than 12 months from the beginning of the first full calendar month following the completion of the IPO, the company will file one or more registration statements, which are referred to herein as the resale shelf registration statements, covering the resale of all shares of Class A common stock issued in the consolidation (to the extent not already registered), all shares of Class A common stock issued to the company’s independent directors, all shares of Class A common stock issued to members of the company’s senior management team pursuant to the company’s equity incentive plan, and all shares of Class A common stock that may be issued upon the exchange of operating partnership units or upon conversion of Class B common stock, or collectively the registrable shares. The company may, at its option, satisfy its obligation to prepare and file a resale shelf registration statement with respect to shares of Class A common stock issued upon the exchange of operating partnership units or issued upon conversion of shares of Class B common stock by filing one or more issuer shelf registration statements, which, collectively with the resale shelf registration statements, are referred to as the shelf registration statements, registering the issuance by the company of shares of Class A common stock under the Securities Act, provided that the company will be obligated to file an issuer shelf registration statement with respect to shares of its Class A common stock issued upon the exchange of operating partnership units or shares of Class B common stock to participants in the subject LLCs. The company has agreed to use its commercially reasonable efforts to cause each shelf registration statement to be declared effective within 120 days of filing, which is referred to as the shelf effective date. Commencing upon the shelf effective date, under certain circumstances, the company will also be required to undertake an underwritten offering upon the written request of the Helmsley estate or the Malkin Family, which are referred to in this discussion as the holders, provided (i) the registrable shares to be registered in such offering will have a market value of at least $150 million, except that with respect to the fourth underwritten offering described in subclause (iii) below which is requested by the Helmsley estate, the registrable securities to be registered in such offering will have a market value of at least $100 million; (ii) the company will not be obligated to effect more than two underwritten offerings during any 12-month period following the resale shelf effective date; and (iii) no holder will have the ability to effect more than four underwritten offerings. In addition, commencing six months after the completion of the IPO and ending on the shelf effective date (unless the resale shelf registration statement has not been declared effective on the shelf effective date, in which case during each 180 day period following the shelf effective date), the holders will have demand rights to require the company, subject to certain limitations, to undertake an underwritten offering with respect to the registrable shares having a market value of at least $150 million under a registration statement, provided, however, that any such registration shall not be counted for purposes of determining the four underwritten offerings described in the preceding sentence. In addition, if the company files a registration statement with respect to an underwritten offering for its own account or on behalf of a holder, each holder will have the right, subject to certain limitations, to register such number of registrable shares held by him, her or it as each such holder requests. With respect to underwritten offerings on behalf of a holder, the company will have the right to register such number of primary shares as the company requests; provided, however, that if cut backs are required by the managing underwriters of such an offering, the company’s primary shares shall be cut back first (but in no event will the company’s shares be cut back to less than $25 million).

The company has also agreed to indemnify the persons receiving rights against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments such persons may be required to make in respect thereof. The company has agreed to pay all of the expenses relating to the registration and any underwritten offerings of such securities, including, without limitation, all registration, listing, filing and stock exchange or FINRA fees, all fees and expenses of complying with securities or “blue sky” laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by the company, but excluding underwriting discounts and commissions, any participant’s out-of-pocket expenses (except the company will pay any holder’s out-of-pocket fees (including disbursements of such holder’s of counsel, accountants and other advisors) up to $25,000 in the aggregate for each underwritten offering and each filing of a resale shelf registration statement or demand registration statement), and any transfer taxes.

Option to Acquire Two Additional Properties

The operating partnership has entered into option agreements with three private entities supervised by the supervisor, one of which is the ground lessee of the property located at 112-120 West 34th Street and fee owner of the property located at 122 West 34th Street, one of which is the operating lessee of 112-122 West 34th Street and one of which is the ground lessee of 1400 Broadway, pursuant to which each of these private entities has granted to the operating partnership an option to acquire its property interest and other assets in exchange for operating partnership units, shares of common stock and/or cash following the settlement of, or final judgment not subject to further appeal with respect to, a litigation related to the properties owned by these private entities. Each of the Malkin Holdings group and the Helmsley estate owns interests in such private entities. Based on the exchange values the option properties would have had, calculated in accordance with the methodology used to derive the exchange values for the subject LLCs and the private entities, the Malkin Holdings group would receive consideration having an aggregate value of $69,512,125 in respect of its participation interests and overrides in the entities which own the option properties, and the Helmsley estate would receive consideration having an aggregate value of $143,808,984 in respect of its participation interests in such entities.

These private entities are parties to litigation with the third party ground lessor of the properties they own and the uncertainty resulting from the litigation could affect the valuations of these entities so long as the litigation is pending. The exchange values for these entities set forth in this prospectus/consent solicitation do not reflect any reduction for the effect of this litigation. In September 2011, the court before which these litigations are pending granted summary judgment dismissing the ground lessor’s claims with respect to 112-122 West 34th Street. The ground lessor appealed the grant of summary judgment. By Decision and Order dated May 8, 2012, the Appellate Division, First Department, unanimously affirmed the decision and judgment. The ground lessor has filed a motion in the Appellate Division for leave to appeal to the Court of Appeals from that decision. The supervisor has opposed the motion. In November 2011, the supervisor filed a similar summary judgment motion with respect to the other property. At a hearing on June 7, 2012, the court granted the supervisor’s motion for summary judgment.

The option is exercisable by the operating partnership with respect to either or both of the properties until the later of (i) 12 months after notice of settlement of the litigation or of final, non-appealable judgment in litigation or (ii) six months after completion of the valuation referred to in the next paragraph, but not later than seven years from the completion of the IPO. The determination to exercise the option will be made by the independent directors and affiliates of the supervisors will not participate in the decision.

The purchase price for each of these property interests will be determined based on an appraisal by independent third parties, unless the private entities, with the consent of the Helmsley estate, and the company agree to a negotiated price, and unless the litigation related to these properties is resolved prior to the closing of the consolidation, in which case the consideration will be determined based on the exchange values determined by the independent valuer.

The consideration will consist of operating partnership units or common stock for accredited investors and cash for non-accredited investors, except that the company may elect to pay cash instead of common stock or operating partnership units to accredited investors if the market price of the Class A common stock (based on the average of the 20 trading days prior to the option closing) is below the IPO price or to accredited investors that have made cash elections. Additionally, the Helmsley estate will have the right to elect to receive cash.

Pricing Committee

The company will establish a pricing committee in connection with the IPO, which will meet on March 31, 2013 and December 31, 2013 if the consolidation and IPO have not yet closed, and will have the authority to evaluate market conditions and determine the desirability of continuing to pursue the consolidation and IPO. The pricing committee will have the authority to approve the price and terms of the IPO and any extension of the lock-up period and will consist of representatives of the supervisor and a representative of the Helmsley estate. All actions of the pricing committee will require unanimous approval.

Description of the Tax Protection Agreement

Under the Code, taxable gain or loss recognized upon a sale of an asset contributed to a partnership must be allocated to the contributing partner in a manner that takes into account the variation between the tax basis and the fair market value of the asset at the time of the contribution. This requirement may result in a significant allocation of taxable gain to the contributing partner, without any increased cash distribution to the contributing partner. In addition, when a partner contributes an asset subject to a liability to a partnership, any reduction in the partner’s share of partnership liabilities may result in taxable gain to the contributing partner.

The operating partnership intends to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin that is intended to protect the Wien group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain of the tax consequences described above to a limited extent. First, this agreement will provide that the operating partnership will not sell, exchange, transfer or otherwise dispose of four specified properties, which are referred to in this section as protected assets, or any interest in a protected asset for a period of 12 years, with respect to First Stamford Place and the later of (x) eight years or (y) the death of Peter L. Malkin and Isabel W. Malkin, who are 78 and 75 years old, respectively, for the three other protected assets unless:

(1)	Anthony E. Malkin consents to the sale, exchange, transfer or other disposition; or

(2)	the operating partnership delivers to each protected party thereunder, a cash payment intended to approximate the tax liability arising from the recognition of the pre-contribution built-in gain resulting from the sale, exchange, transfer or other disposition of such protected asset (with the pre-contribution “built-in gain” being not more than the taxable gain that would have been recognized by such protected party had the protected asset been sold for fair market value in a taxable transaction at the time of the consolidation transaction) plus an additional amount so that, after the payment of all taxes on amounts received pursuant to the agreement (including any tax liability incurred as a result of receiving such payment), the protected party retains an amount equal to such protected party’s total tax liability incurred as a result of the recognition of the pre-contribution built-in gain pursuant to such sale, exchange, transfer or other disposition; or

(3)	the disposition does not result in a recognition of any built-in gain by the protected party.

Second, with respect to the Wien group, including Anthony E. Malkin and Peter L. Malkin, and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property), to protect against gain recognition resulting from a reduction in each such investor’s share of the operating liabilities, the agreement also will provide that during the period from the closing of the IPO until such investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares it received in the consolidation, which is referred to in this section as the tax protection period, the operating partnership will (i) refrain from prepaying any amounts outstanding under any indebtedness secured by the protected assets and (ii) use its commercially reasonable efforts to refinance such indebtedness at or prior to maturity at its current principal amount, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible. The agreement also will provide that, during the tax protection period, the operating partnership will make available to such investors the opportunity to (1) to enter into a “bottom dollar” guarantee of their allocable share of $160 million of aggregate indebtedness of the operating partnership meeting certain requirements or (2) in the event the operating partnership has recourse debt outstanding and the investor agrees in lieu of guaranteeing debt pursuant to clause (1) above, to enter into a deficit restoration obligation, in each case, in a manner intended to provide an allocation of operating partnership liabilities to the investor. In the event that an investor guarantees debt of the operating partnership, such investor will be responsible, under certain circumstances, for the repayment of the guaranteed amount to the lender in the event that the lender would otherwise recognize a loss on the loan, such as, for example, if property securing the loan was foreclosed and the value was not sufficient to repay a certain amount of the debt. A deficit restoration obligation is an obligation of such investor, under certain circumstances, to contribute a designated amount of capital to the operating partnership upon the operating partnership’s liquidation in the event that the assets of the operating partnership are insufficient to repay the operating partnership liabilities.

Because the company expects that the operating partnership will have at all times sufficient liabilities to allow it to meet its obligations to allocate liabilities to its partners that are protected parties under the tax protection agreement, the operating partnership’s indemnification obligation with respect to “certain tax liabilities” would generally arise only in the event that the operating partnership disposes of a protected asset in a taxable transaction within the period specified above in a taxable transaction. In the event of such a disposition, the amount of the operating partnership’s indemnification obligation would depend on several factors, including the amount of “built-in gain,” if any, recognized and allocated to the indemnified partners with respect to such disposition and the effective tax rate to be applied to such gain at the time of such disposition. The operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after the IPO, the amount of the operating partnership’s indemnification obligations (based on tax rates applicable for the taxable year ending December 31, 2012, and exchange values, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $84.7 million.

The operating partnership agreement requires that allocations with respect to such acquired property be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of allocating book-tax differences. Under the tax protection agreement, the operating partnership has agreed to use the “traditional method” for accounting for book-tax differences for the properties acquired by the operating partnership in the consolidation. Under the traditional method, which is the least favorable method from the company’s perspective, the carryover basis of the acquired properties in the hands of the operating partnership (1) may cause the company to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the company if all of the acquired properties were to have a tax basis equal to their fair market value at the time of acquisition and (2) in the event of a sale of such properties, could cause the company to be allocated gain in excess of its corresponding economic or book gain (or taxable loss that is less than its economic or book loss), with a corresponding benefit to the partners transferring such properties to the operating partnership for interests in the operating partnership.

Participants in the private entities who are not protected under the tax protection agreement and who currently own an interest in a protected asset may benefit from the prohibition on disposing of such assets to the extent the prohibition prevents the operating partnership from recognizing gain. However, unlike the Wien group, such participants will not be parties to the tax protection agreement and will not be entitled to indemnification from the operating partnership if a protected asset is sold, nor is their consent required to dispose of a protected asset. In addition, a disposition of an existing property that is not a protected asset would not be subject to the tax protection agreement and could cause participants, including the Wien group, to recognize gain. The company currently has no intention to sell or otherwise dispose of the protected assets or interest therein in taxable transactions during the restriction period.

The company believes that it is consistent with market practice for significant contributing unitholders, such as the Malkin Group and the one additional third party investor in Metro Center, to be indemnified against certain tax liabilities as set forth in the tax protection agreement. Accordingly, the company believes it is appropriate to enter into a tax protection agreement.

Representation, Warranty and Indemnity Agreement

Anthony E. Malkin, Scott D. Malkin and Cynthia M. Blumenthal have entered into a separate representation, warranty and indemnity agreement with the company and the operating partnership in which they made limited representations and warranties to the company and the operating partnership with respect to the condition and operations of the entities, properties and assets to be contributed to the company. Anthony E. Malkin, Scott D. Malkin and Cynthia M. Blumenthal, jointly and severally have agreed to indemnify the operating partnership for breach of such representations and warranties until 12 months after the closing of the IPO, subject to a deductible of $1 million and a cap of $25 million. Anthony E. Malkin, Scott D. Malkin and Cynthia M. Blumenthal have pledged operating partnership units and common stock to the operating partnership with a value, based on the price per share of Class A common stock in the IPO (before the deduction of underwriting and other fees and expenses), equal to $25 million, to secure their indemnity obligation, and such operating partnership units are the sole recourse and sole remedy of the operating partnership in the case of a breach of representation or warranty or other claim for indemnification.

No Fractional Share of Common Stock

The company will not issue fractional shares of common stock in the consolidation. Each participant that otherwise would be entitled to a fractional share of common stock will receive one share of common stock for each fractional share of common stock of 0.50 or greater. The company will not issue a share of common stock for any fractional share of common stock of less than 0.50. The maximum amount which a participant could forfeit if such participant’s fractional share was 0.49 is approximately $4.90, based on the hypothetical exchange value of $10 per share arbitrarily assigned by the supervisor for illustrative purposes.

Effect of the Consolidation or a Third-Party Portfolio Transaction on Participants Who Vote Against the Consolidation or the Third-Party Portfolio Proposal

If you vote “AGAINST” the consolidation or the third-party portfolio proposal, “ABSTAIN” or do not submit a consent form, you do not have a statutory right to elect to be paid the appraised value of your participation interest in the subject LLC for cash.

If holders of 80% of the participation interests in any of the three participating groups in Empire State Building Associates L.L.C. or holders of 90% of the participation interests in any of the seven participating groups in 60 East 42nd St. Associates L.L.C. approve the consolidation, pursuant to a buyout right included in the participating agreements since inception of the subject LLCs, the agent of any such participating group will purchase on behalf of the subject LLC the participation interest of any participant in such participating group that voted “AGAINST” the consolidation or “ABSTAINED” or that did not submit a consent form, unless such participant consents to the proposal within ten days after receiving written notice that the required supermajority vote has been received, at a price that would be substantially lower than the exchange value. The buyout amount, which is equal to the original cost less capital repaid, but not less than $100, is currently $100 for the interest held by a participant in Empire State Building Associates L.L.C. and $100 for the interest held by a participant in 60 East 42nd St. Associates L.L.C., as compared to the exchange value of $33,085 (or $36,650 if you are not subject to the voluntary capital override) per $1,000 original investment for Empire State Building Associates L.L.C. and $38,972 per $1,000 original investment for 60 East 42nd St. Associates L.L.C., respectively.

If holders of 80% of the participation interests in any of the three participating groups in Empire State Building Associates L.L.C. or holders of 90% of the participation interests in any of the seven participating groups in 60 East 42nd St. Associates L.L.C. approve the third-party portfolio proposal, the agent of any such participating group will purchase on behalf of the subject LLC the participation interest of any participant in such participating group that voted “AGAINST” the third-party portfolio proposal or “ABSTAINED” or that did not submit a consent form, unless such participant consents to the proposal within ten days after receiving written notice that the required supermajority vote has been received, at a price that would be substantially lower than the exchange value.

Unanimity on the consents is required pursuant to the organizational documents of Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. with respect to both the consolidation and the third-party portfolio proposal; therefore, a participant in either of such subject LLCs who does not vote in favor of either the consolidation or third-party portfolio transaction proposal (and does not change his or her vote after notice that the requisite supermajority consent has been obtained) will be subject to this buyout regardless of whether either or neither transaction is consummated, as described below.

Prior to an agent purchasing the participation interests of non-consenting participants in Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C., an agent will give such participants not less than ten days’ notice after the required supermajority consent is received by a subject LLC to permit them to consent to the consolidation or the third-party portfolio proposal, as applicable, in which case their participation interests will not be purchased. The agents will purchase the participation interests for the benefit of the subject LLC and not for their own account and will be reimbursed by the subject LLC for the cost of such buyout. If the agent purchases these participation interests, the requirement for consent of participants holding 100% of the participation interests of that participating group will be satisfied.

The agents, who are the members of your subject LLCs, recently created a new class of membership interests, which were divided into series. A separate series was deemed to be distributed to holders of each participating group in your subject LLC. Each new series provides protections similar to those under a shareholder rights plan for a corporation. Each new series corresponds to a participating group for which a member acts as agent. The new series will not affect voting rights, except with respect to any person or group that acquires 6%, 3%, or 7.5% or more, respectively, of the outstanding participation interests in the applicable participating group (an “acquiring person”) for each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. If there is an acquiring person, the effect of the new series is that approval of the consolidation proposal and the third-party portfolio proposal by a participating group will require approval by the requisite consent of the participants in the participating group, as holders of the new series of membership interests, excluding the acquiring person.

The buyout is described under the section entitled “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal.”

Effect of Consolidation on Subject LLCs not Acquired

If the company does not acquire your subject LLC’s assets in the consolidation and a third-party portfolio transaction is not consummated with respect to your subject LLC, your subject LLC will continue to operate as a separate limited liability company with its own assets and liabilities and will bear its proportionate share of the expenses of the consolidation. If the consolidation is not consummated, there will be no change in your subject LLC’s investment objectives and it will remain subject to the terms of its organizational documents.

Consolidation Expenses

If the company acquires your subject LLC in the consolidation, the company will bear all consolidation expenses.

If the consolidation does not close, each subject LLC and private entity will bear its proportionate share of the consolidation expenses based on their respective exchange values. If the consolidation closes, but the subject LLC does not participate in the consolidation, the subject LLC will bear its proportionate share of all consolidation expenses incurred through the date of termination of the contribution agreement. The supervisor does not know whether the acquiror in a third-party portfolio transaction will agree to pay any of the consolidation expenses.

Accounting Treatment

The consolidation of the subject LLCs, the private entities and the management companies, other than the non-controlling interests in the four office properties for which the supervisor acts as supervisor and not previously controlled by Peter L. Malkin, Anthony E. Malkin or the Malkin Family, will be accounted for at historical cost as a transfer of assets under common control. The acquisition of the controlling interests in the four office properties for which the supervisor acts as supervisor but which are not controlled by Peter L. Malkin, Anthony E. Malkin or the Malkin Family will be accounted for as purchase acquisitions, with the assets acquired and liabilities assumed recorded at the estimated fair value at the acquisition date.

Subsequent Modifications to Offering Terms

The company may make changes (including changes that may be deemed material) to the information described in this prospectus/consent solicitation, the supplement for your subject LLC accompanying this prospectus/consent solicitation, as well as to the forms of the agreements attached as appendices hereto and contained in the supplement. The contribution agreement attached to the supplement accompanying this prospectus/consent solicitation as Appendix B provides that each subject LLC (i) agrees and confirms that the terms of the operating partnership units and common stock described in this prospectus/consent solicitation, the applicable supplement and the appendices and exhibits thereto are not final and may be modified prior to the completion of the consolidation, depending in part on the prevailing market conditions at the time of the IPO, (ii) understands that, as of the date of the contribution agreement, the company does not know the value of the operating partnership units and common stock and that such value will depend on the company’s enterprise value in connection with the IPO and the IPO price and the number of shares outstanding, on a fully-diluted basis, immediately prior to the IPO may be higher or lower than that set forth herein and the IPO price may be higher or lower than the hypothetical $10 per share exchange value which the supervisor has arbitrarily selected and is used herein for illustrative purposes only, (iii) authorizes the company to, and understands and agrees that the company may, make changes (including changes that may be deemed material) to the charter and bylaws of the company, the limited partnership agreement of the operating partnership, the contribution agreements, the representation, warranty and indemnity agreement, the lock-up agreements, the tax protection agreement and this prospectus/consent solicitation, and that the subject LLC agrees to receive operating partnership units and/or shares of Class A common stock with such final terms and conditions as the company determines and (iv) acknowledges that the subject LLC understands that the information presented in this prospectus/consent solicitation is preliminary and is subject to change (particularly the company management’s discussion and analysis of the financial condition and results of operation, the financial statements and footnotes thereto, the preliminary pro forma financial statements and footnotes thereto, the property information, the assumed IPO price and the assumed entity valuations) in connection with the review and comments of the SEC and in reaction to investor feedback during the course of the IPO and the subject LLCs’ agreement to participate in the consolidation will not be affected by any such changes.

Initial Public Offering

The closing of the consolidation is conditioned on the closing of the IPO. The company will contribute the net proceeds of the IPO to the operating partnership in exchange for operating partnership units, with the value of each operating partnership unit being treated as equivalent to one share of Class A common stock at the IPO price. The operating partnership will use a portion of the net proceeds to provide cash to non-accredited participants in the private entities and to accredited participants in the private entities that are charitable organizations as described under “The Consolidation—Principal Components of the Consolidation.”

The IPO price of the Class A common stock will be determined based on investor demand for the Class A common stock and in consultation with the underwriters in the IPO. Among the factors that influence the pricing of the IPO are the company’s record of operations; its management; its estimated net income; its estimated funds from operations; its estimated cash available for distribution; its anticipated dividend yield; its growth prospects; the current market valuations for comparable REITs; financial performance and dividend yields of publicly traded companies considered by the company and the underwriters to be comparable to the company and the state of the commercial real estate industry and the economy as a whole. The IPO price does not and will not necessarily bear any relationship to the company’s book value or the fair market value of the company’s assets.

THIRD-PARTY PORTFOLIO PROPOSAL

As a potential alternative to the consolidation, you also are being asked to consent to the sale or contribution of the subject LLC’s property interest as part of a sale or contribution of the properties owned by the subject LLCs and the private entities as a portfolio to a third party. Through solicitation of consents, for the first time the properties owned by the subject LLCs and the private entities can be joined as a single portfolio. While the supervisor believes the consolidation and IPO represent the best opportunity for participants in the subject LLCs and the private entities to achieve liquidity and to maximize the value of their respective investments, the supervisor also believes it is in the best interest of all participants for the supervisor to be able to approve offers for the portfolio as a whole.

Market forces are dynamic, unpredictable, and subject to volatility. Should the public awareness of the proposed consolidation and IPO produce potential compelling offers from unaffiliated third parties to purchase the consolidated portfolio, it will be costly and time consuming to solicit consents to allow a sale or contribution of the portfolio to a third party, and there is considerable risk that any opportunity which might appear would be lost without the requested consent in place. Therefore, the supervisor believes that it is advisable to have the flexibility and discretion, subject to certain conditions, to accept an offer for the entire portfolio of properties from a third party, rather than pursue the consolidation and IPO, if the supervisor determines the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation. The supervisor only will consider an offer from an unaffiliated third-party for the entire portfolio of properties owned by all of the subject LLCs and all of the private entities, excluding (a) the option properties, (b) certain properties owned by the private entities that are not included in the consolidation, (c) any property interest as to which the required consent is not received, and (d) any property interest as to which customary contract conditions, such as absence of a material adverse change, are not satisfied. A third-party portfolio transaction also could include the management companies.

The third-party portfolio transaction would be undertaken only if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation and certain other conditions are met. If such a third-party portfolio transaction were to proceed, the consideration will be allocated among the subject LLCs, the private entities and the management companies on a basis consistent with the final exchange values.

A third-party portfolio transaction could take the form of a contribution of the properties and assets of the subject LLCs, the private entities and the management companies to the acquiror or its subsidiaries, a merger of the subject LLCs, the private entities and the management companies with the acquiror or its subsidiaries or a combination thereof. The supervisor may consider third-party offers with no limit on amount of consideration or any other limitation. Any third-party interested in making a portfolio proposal will be instructed to make its offer for all cash. It is possible that participants or the supervisor and its affiliates may be offered an option to receive securities in lieu of all or a portion of the cash.

In connection with a third party portfolio transaction, one or more of the supervisor and the Malkin Family may receive (a) securities for their interests (i.e., stock or partnership interests of the acquiror) even if other participants receive cash or securities with different rights, (b) may retain interests in the subject LLCs and the private entities even if other participants receive cash or other securities, and (c) other interests through a management incentive program, such as shares or overrides in the acquiring entity. Also, the principals and employees of the supervisor could become officers, directors, and/or employees of the acquiring entity after a third-party portfolio transaction.

Because of the inability to act without consent of the subject LLCs and certain of the private entities, the supervisor intends to inform any unaffiliated third-party which expresses interest in making a third-party offer that it will not consider any offer until after completion of the solicitation of consents of the subject LLCs and the private entities. If an offer is submitted during the solicitation period, the supervisor may be required to provide information regarding the proposal to participants, to assist them in their decision regarding the consolidation.

The supervisor has agreed that it will not accept a third-party offer unless it is unanimously approved by a committee which will include representatives of the supervisor and a representative of the Helmsley estate. This committee will also meet on March 31, 2013, January 1, 2014 and January 1, 2015 if an agreement relating to a third-party portfolio transaction has not been entered into, and determine whether to continue to pursue a third-party portfolio transaction. The supervisor will be authorized to approve offers only if a definitive agreement is entered into prior to December 31, 2015 or such earlier date as the supervisor may set with or without notice or public announcement.

VOLUNTARY PRO RATA REIMBURSEMENT PROGRAM FOR EXPENSES OF LEGAL PROCEEDINGS WITH FORMER PROPERTY MANAGER AND LEASING AGENT

The supervisor is requesting that each participant consent to a voluntary pro rata reimbursement program to reimburse the supervisor and Peter L. Malkin, a principal of the supervisor, for his or her pro rata share of all costs advanced, plus interest, incurred in connection with the legal proceedings required to remove and replace the former property manager and leasing agent. The supervisor and the agents had the authority to commence the legal proceedings without consents from participants so no authorization was sought. No challenge has been raised about the supervisor’s authority. In commencing the litigation, Peter L. Malkin believed that participants would understand the value from his and the supervisor’s actions and voluntarily agree to the reimbursement. While the supervisor believes it could have effected reimbursement by the subject LLCs and the private entities to the supervisor and Peter L. Malkin, it will not seek such reimbursement from participants who do not consent to the voluntary pro rata reimbursement program to make such reimbursement. The supervisor believes that the voluntary pro rata reimbursement program is fair and reasonable because the successful resolution of the legal proceedings allowed the property to participate in a renovation and repositioning turnaround program, conceived and implemented by the supervisor. The Helmsley estate, as part of an agreement with the supervisor covering this and other matters, has paid the voluntary pro rata reimbursement to the supervisor for its pro rata share of costs advanced, plus interest, which totaled $5,021,048 with respect to its interest in all the subject LLCs and private entities.

Lawrence A. Wien and Peter L. Malkin, affiliates of the supervisor, organized the subject LLCs, from 1953 to 1961.

The supervisor provided asset management services for, and supervised the operations of, the subject LLCs and the private entities that are the operating lessees. The properties owned by the subject LLCs and leased to the operating lessees were managed by Helmsley-Spear, Inc., the former property manager and leasing agent, from the subject LLCs’ formation until 2002 in the case of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. and until 2006 in the case of Empire State Building Associates L.L.C., all subject to the supervisor’s supervision.

Over time, the supervisor observed and objected to deterioration in the property management provided by the former property manager and leasing agent to the properties owned by the subject LLCs and the Manhattan office properties, resulting in such problems as deferred maintenance, reduced occupancy and reduced quality of tenants. For that reason, the supervisor brought action to remove the former property manager and leasing agent (after it was sold by entities controlled by Leona M. Helmsley) as property manager and leasing agent of the properties owned by the subject LLCs both for cause and based on contractual removal rights. The ensuing lengthy legal proceedings, included a ruling in favor of the supervisor and Peter L. Malkin in the United States Supreme Court. A gradual transfer of day-to-day management away from the former property manager and leasing agent began in 2002 by votes of the private entities and the remaining litigation was fully settled in 2006. In accordance with a separate litigation against Harry B. Helmsley’s widow, Leona M. Helmsley, which was settled in 1997, the supervisor has overseen the engagement of third-party property management and leasing agents beginning in 2002 for these properties, and the transformation of the Empire State Building to a self-management structure, retaining a third-party agent only for leasing.

The supervisor believes that its efforts for the participants in the subject LLCs and the investors in the Manhattan office properties in respect of the legal proceedings against the former property manager and leasing agent enhanced the monitoring of the former property manager and leasing agent’s conduct and contributed to the former property manager and leasing agent’s replacement by effective property manager and leasing agents, thereby preventing the loss of the investment value of all the parties subject to the former property manager and leasing agent legal proceedings, including the subject LLCs.

While the supervisor has believed from inception that the supervisor and Peter L. Malkin are entitled to be reimbursed for these litigation and arbitration expenses, they advanced all costs pending the outcome of the former property manager and leasing agent legal proceedings. The supervisor also added engineering, marketing and tax/accounting staff to compensate for the former property manager and leasing agent’s deficiency. After the settlement, the supervisor was able to deploy its branding strategy for the Manhattan office properties and pursue a program of renovating and repositioning the Manhattan office properties. Now, with the impending consolidation, the supervisor requests of each participant in each subject LLC, on a voluntary and individual basis, consent to the voluntary pro rata reimbursement program.

The same voluntary pro rata reimbursement program has been approved by holders representing 72.36% of the interests in the 13 private entities and other entities supervised by the supervisor to which the proposal has been made. These approvals include the Helmsley estate, which as part of an agreement with the supervisor covering this and other matters has paid the voluntary pro rata reimbursement to the supervisor for its pro rata share of costs advanced, plus interest, which totaled $5,021,048. Accordingly, no additional amounts will be deducted from any distributions payable to it or from the consideration payable to it in the consolidation or a third-party portfolio transaction. If you fail to return a signed consent form by the end of the solicitation period, you will be deemed to have not consented to the voluntary pro rata reimbursement program.

If you consent to the voluntary pro rata reimbursement program, the supervisor and Peter L. Malkin will be reimbursed for your pro rata share of costs, plus interest, previously incurred out of your share of the excess cash of your subject LLC that is being distributed to participants, and, to the extent that is insufficient, the consideration that you would receive in the consolidation or the consideration that you would receive in a third-party portfolio transaction, as applicable, will be reduced by the balance and such balance would be paid to the supervisor and Peter L. Malkin in shares of Class A common stock, if the consolidation is consummated, or out of distributions that you would receive from the proceeds of a third-party portfolio transaction, if consummated. Such excess cash consists of cash to the extent it exceeds the normalized level of working capital of each of the subject LLCs at the closing date of the consolidation plus cash to be paid to the subject LLCs out of the proceeds of the IPO to reimburse them for their share of consolidation and IPO expenses. At March 31, 2012, each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. had cash, which would have been available for distribution had the closing occurred on such date, of $9,500,000, $1,300,000 and $950,000, respectively, and as of March 31, 2012 would have been entitled to receive $9,707,700, $2,432,116 and $1,140,470, respectively, out of the proceeds of the IPO. To the extent that the supervisor and Peter L. Malkin have not otherwise been reimbursed from distributions in connection with the consolidation, 50% of any distributions to be paid to you in excess of your share of aggregate monthly distributions by the subject LLC equal to $3,889,333 per annum, $1,046,320 per annum and $720,000 per annum, respectively, for Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. for the period commencing January 1, 2008 (including any cumulative deficiency from prior months) will be applied to reimburse the supervisor and Peter L. Malkin for a pro rata share of such advances, including interest at prime from the date of each such advance, until your pro rata share of the costs is paid in full. Cumulative distributions equal to the target amount have been made for the period from January 1, 2008 through the date hereof and therefore there are no past cumulative deficiencies.

Each subject LLC’s and private entity’s share of these costs, which aggregate $20,510,884 for all subject LLCs and private entities including interest at prime from the date of each advance through November 1, 2011 was determined based upon the property’s percentage of rentable area of all the Manhattan office properties held by the private entities and the subject LLCs. Each subject LLC’s share will then be allocated to you based on your investment percentage among all participants in the subject LLC. Thus, advances by the supervisor and Peter L. Malkin would be allocated 14.15285% to Empire State Building Associates L.L.C., 7.0292% to 60 East 42nd St. Associates L.L.C. and 3.11945% to 250 West 57th St. Associates L.L.C. (with the balance allocated to the private entities that hold Manhattan office properties), in each case by rentable area, and then allocated to you in accordance with the participation interest held by you. The table below shows the amount to be received by the supervisor from the subject LLC (assuming that all participants have consented to the voluntary reimbursement) and for each $1,000 of original investment by a participant pursuant to the voluntary pro rata reimbursement program:

	Exchange Value of Operating Partnership Units and/or Shares of Common Stock to be Received by Participants per $1,000 Original Investment		Voluntary Reimbursement
			Per $1,000 Original Investment(2)	Total
Empire State Building Associates L.L.C.	$33,085	(1)	$101	$3,359,982
60 East 42nd St. Associates L.L.C.	$38,972		$237	$1,668,775
250 West 57th St. Associates L.L.C.	$35,722	(1)	$205	$740,572

(1)

Represents exchange value for participants subject to the voluntary override program. Participants in Empire State Building Associates L.L.C. not subject to the voluntary override program will receive an exchange value of shares of common stock and/or operating partnership units per $1,000 original investment of $36,650, and participants in 250 West 57th St. Associates L.L.C. not subject to the voluntary override program will receive an exchange value of shares of common stock and/or operating partnership units per $1,000 original investment of $39,468.

(2)	Empire State Building Associates L.L.C.’s, 60 East 42nd St. Associates L.L.C.’s and 250 West 57th St. Associates L.L.C.’s share of the aggregate voluntary reimbursement (before any reimbursements) is $3,150,896, $1,564,930, and $694,487, respectively, plus interest. The amount shown in the table includes accrued interest through March 31, 2012 and does not include interest which will accrue subsequent to March 31, 2012.

The supervisor requests that each participant consent to the voluntary pro rata reimbursement program on the consent form accompanying this prospectus/consent solicitation. If you consent to the voluntary pro rata reimbursement program and the consolidation or a third-party portfolio transaction is consummated, your share of distributions will be reduced by your pro rata share of the costs, plus interest, advanced by the supervisor and Peter L. Malkin for the former property manager and leasing agent legal proceedings plus interest. If you give such consent but your subject LLC does not participate in the consolidation, your pro rata share of the former property manager and leasing agent legal proceedings advanced costs will be deducted from any future distributions until your pro rata share is paid in full.

The voluntary pro rata reimbursement program is an independent program. Your consent, withheld consent, or failure to consent to the voluntary pro rata reimbursement program will not have any effect on whether or not your subject LLC participates in the consolidation or a third-party portfolio transaction.

REPORTS, OPINIONS AND APPRAISALS

General

The exchange values were determined as of July 1, 2011 by Duff & Phelps, LLC, the independent valuer, and have been assigned to each subject LLC, each private entity and the management companies solely to establish a consistent method of allocating the consideration among the participating entities for purposes of the consolidation. The exchange values were based on the Appraisal of the subject LLCs, the private entities, the supervisor and the management companies by the independent valuer.

The independent valuer has delivered to the supervisor a copy of its report, based upon the review, analysis, scope, assumptions, qualifications and limitations described therein, as to the estimated fair market value of the properties owned by the subject LLCs and the private entities as of                     , 2012 (the “Appraisal”). The Appraisal, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is attached to this prospectus/consent solicitation as Appendix B and should be read in its entirety.

The independent valuer has also delivered to the supervisor and each of the subject LLCs and the private entities its opinion, dated                     , 2012, to the effect that, as of that date and subject to the assumptions, limitations and qualifications contained therein, the allocation of consideration (Class A common stock, Class B common stock, operating partnership units or cash consideration) (i) among each subject LLC, each private entity and the management companies was fair from a financial point of view to each such subject LLC, each such private entity and the participants in each such subject LLC and each such private entity, and (ii) to the participants in each subject LLC and each private entity, was fair from a financial point of view to the participants in each such subject LLC and each such private entity (without giving effect to any impact of the consolidation on any particular participant other than in its capacity as a participant in each of the subject LLCs and each of the private entities). In this regard, the fairness opinion addressed the fairness of the consolidation assuming that each subject LLC and each private entity would participate in the proposed consolidation and did not address the fairness of all possible combinations in the proposed consolidation. The supervisor believes that, for reasons stated under “Recommendation and Fairness Determination—Material Factors Underlying Belief as to Fairness,” such opinion addressing the fairness of all possible combinations in the proposed consolidation is not necessary because the supervisor believes that the consolidation is fair, regardless of which particular combination of entities participates in the consolidation among any such combination.

Duff & Phelps was engaged based on its experience as a leading global independent provider of financial advisory, real estate, and investment banking services. Duff & Phelps delivers advice principally in the areas of valuation, transactions, financial restructuring, dispute and taxation. Since 2005, Duff & Phelps has completed hundreds of valuations in the real estate investment trust and real estate operating company industry and rendered over 286 fairness opinions in transactions aggregating over $98 billion. Duff & Phelps has also rendered over 204 solvency opinions in transactions aggregating over $984 billion.

The subject LLCs and the private entities have agreed to pay the independent valuer an aggregate fee of $1.8 million for preparing the Appraisal and for rendering a fairness opinion, none of which is contingent upon consummation of the consolidation. In addition, the independent valuer is entitled to reimbursement for certain reasonable legal, travel and out-of-pocket expenses incurred in making site visits and preparing the Appraisal and the fairness opinion. The independent valuer also is entitled to indemnification against liabilities, including liabilities under federal securities laws, from the subject LLCs and the private entities. The fee was negotiated between the subject LLCs, the private entities and the independent valuer and payment thereof is not dependent upon completion of the consolidation. In addition, the independent valuer was separately engaged by the supervisor to provide financial services to assist the supervisor with an allocation of the purchase price for financial reporting purposes, for which services the independent valuer has been paid fees in the amount of approximately $163,000, and for which the independent valuer expects to receive additional customary fees through completion of such services. The independent valuer has not received any fees during the past two years from the supervisor, the subject LLCs or the private entities other than as described in this paragraph.

Appraisal

Summary of Methodology. In traditional valuation theory, the three approaches to estimating the value of an asset are the cost approach, sales comparison approach, and income capitalization approach. Each approach assumes valuation of the property at the property’s highest and best use. From the indications of these analyses, an opinion of value is reached based upon expert judgment within the outline of the appraisal process.

Income Approach

The income capitalization approach (“income approach”) simulates the reasoning of an investor who views the cash flows that would result from the anticipated revenue and expense on a property throughout its lifetime. The net income (“NOI”) developed in its analysis is the balance of potential income remaining after vacancy and collection loss, and operating expenses. This net income is then capitalized at an appropriate rate to derive an estimate of value or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis. Thus, two key steps are involved: (1) estimating the net income applicable to the subject and (2) choosing appropriate capitalization rates and discount rates.

The discounted cash flow (“DCF”) analysis focuses on the operating cash flows expected from the property and the anticipated proceeds of a hypothetical sale at the end of an assumed holding period. These amounts are then discounted to their present value. The discounted present values of the income stream and the reversion are added to obtain a value indication. Because benefits to be received in the future are worth less than the same benefits received in the present, this method weights income projected in the early years more heavily than the income and the sale proceeds to be received later.

With respect to the DCF analysis, the independent valuer used financial projections of the supervisor and the management companies, in each case provided to the independent valuer by management of the supervisor. In addition, the independent valuer used financial projections of the subject LLCs and private entities and the properties owned by the subject LLCs and private entities. These financial projections were (i) presented by the independent valuer based on the Information (as defined below) provided by management of the supervisor and analysis performed by the independent valuer and (ii) reviewed and approved by management of the supervisor.

The independent valuer relied primarily on the DCF method to determine the market value of the operating properties owned by the subject LLCs and private entities. The independent valuer relied on the sales comparison approach to value the Stamford, CT land. However, the independent valuer corroborated its results through an analysis of the implied capitalization rate for each property. The independent valuer analyzed the implied capitalization rate based on the value determined via the DCF and the first several years of projected NOI.

The income approach was relied upon in determining the market value of the properties owned by the subject LLCs and private entities. This is the approach the independent valuer believes utilized by typical investors and other market participants in the local market of the properties owned by the subject LLCs and private entities, and was therefore determined to be the most reliable indicator of market value.

Cost Approach

The cost approach considers the cost to replace the existing improvements, less accrued depreciation, plus the market value of the land. The cost approach is based on the understanding that market participants relate value to cost. The value of the property is derived by adding the estimated value of the land to the current cost of constructing a reproduction or replacement for the improvements and then subtracting the amount of depreciation in the structure from all causes. Profit for coordination by the entrepreneur is included in the value indication.

The cost approach was omitted from the independent valuer’s analysis, as it is not an approach typically utilized by investors in the local market of the properties owned by the subject LLCs and private entities. Additionally, a portion of the properties owned by the subject LLCs and private entities are unique and historic buildings. The reproduction of the improvements would not be possible in many cases, and a replacement of the improvements would not necessarily constitute an adequate substitute, given their unique and historic nature.

Sales Comparison Approach

The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as price for comparable properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes. In conducting the sales comparison approach, the independent valuer gathered data on reasonably substitutable properties and makes adjustments for transactional and property characteristics. The resulting adjusted prices lead to an estimate of the price one might expect to realize upon sale of the property.

The sales comparison approach was considered but omitted from its analysis (with the exception of the Stamford, CT land), as the income approach was deemed by the independent valuer to be a more reliable indicator of market value, as it is the typical approach utilized by investors in the local market of the properties owned by the subject LLCs and private entities. Sales comparables were used to corroborate the independent valuer’s value conclusions arrived at using the income approach.

Ground Lease and Operating Lease Methodology

The following table shows the individual properties that are subject to ground leases or operating leases:

Property	Ground Lease Type
The Empire State Building	Operating Lease with Private Entity
One Grand Central Place	Operating Lease with Private Entity
250 W 57th Street	Operating Lease with Private Entity
1350 Broadway	Third-Party
501 Seventh Avenue	Operating Lease with Private Entity

Operating Leases

Four of the properties owned by the subject LLCs and private entities listed above are subject to operating leases with a private entity. A subsidiary of Malkin Holdings LLC is supervisor of both the property owner or ground lessee with a third-party and the operating lessee.

One of the properties (which is owned by a private entity) listed above is subject to a “third-party” ground lease, which is a standard ground lease in which a third-party owns the land, and the private entity or a subsidiary thereof is the lessee of the land and the owner of the building, until ground lease expiration when building ownership reverts back to the ground lessor. The private entity that is the ground lessee makes contractual ground rent payments to the third-party land owner for these properties.

As some of the properties owned by the subject LLCs and private entities are subject to operating leases, the independent valuer determined the value for the private entity or subject LLC that is the property owner or ground lessee with a third-party and the private entity that is the operating lessee. In order to determine the market value of the land and building, the independent valuer used the same discounted cash flow technique highlighted above to estimate the value of the unencumbered property. Secondly, the independent valuer deducted the present value of the fixed rent payments. Lastly, the independent valuer split the adjusted value evenly between the private entity or subject LLC that is the property owner or ground lessee with a third-party and the private entity that is the operating lessee.

The allocated exchange value (determined after deducting the present value of the fixed lease payments) was allocated 50% to the property owner and 50% to the operating lessee in a two tier entity instead of being allocated in accordance with discounted cash flow based on representations of the supervisor as to the original intent to treat the two tier entities as equivalent to a joint venture and the historical treatment of the two tier entities in this manner. The supervisor has represented that historically, agreements have been entered into to share capital expenditure and financing costs, and the operating leases have been extended in connection therewith. As a result, such allocated exchange value has been allocated equally to the property owner and operating lessee, rather than in proportion to the value indicated by the discounted cash flow analysis, which would have resulted in a significantly higher allocation to Empire State Building Associates L.L.C.

Supervisor’s Reasons for Representation as to 50/50 Allocation

The supervisor made this representation to the independent valuer for the following reasons:

•

When Lawrence A. Wien, and subsequently Lawrence A. Wien and Peter L. Malkin, structured the transactions involving the subject LLCs and the operating lessees, prepared the agreements establishing the structure, and marketed these investments, the intent of those who created the structure and drafted the agreements related thereto from the beginning was to achieve the economic attributes of a 50/50 joint venture. The primary objective of the unique format of the documents established by Mr. Wien, and then Mr. Wien and Mr. Peter Malkin, from the initiation of the investment groups by the supervisor was to establish a joint venture treatment which would offer the subject LLC investors favorable, flow-through tax treatment for U.S. federal income tax purposes while at the same time protecting the passive investors in the subject LLCs from general partner liability for building operations. The facts at the time dictated the transaction structure.

•

When the subject LLCs were formed, the only entity structure which allowed flow-through tax treatment for U.S. federal income tax purposes was a general partnership which exposed investors to general partner liability. Limited partnerships with corporate characteristics subject to entity-level tax as corporations for U.S. federal income tax purposes, and limited liability companies had not yet been created. Lawrence A. Wien created the operating lease legal structure to produce the desirable result of flow-through tax treatment while protecting the investors against general partner liability for operations. His unique deal structure helped him raise money from the small investors who invested with him. This information is the understanding of persons still associated with the supervisor who were involved in the original structuring, and is reflected in the economic realities of the terms of the operating leases.

•

When each property was acquired, a large group of passive investors invested in participations in member interests under partnership agreements through agents, who were members of, related to, or close business partners of the supervisor. Each partnership (holding either the fee title or ground leasehold of the property) became the lessor, which was supervised by the supervisor. Lawrence A. Wien, and later Lawrence A. Wien and Peter L. Malkin, formed in each case a small group of participants who created the entity known as the operating lessee. These individuals functioned as managing partners and were supervised by the supervisor. From the inception of each subject LLC and disclosed to every investor from inception, Lawrence A. Wien, then Lawrence A. Wien and Peter L. Malkin, then Peter L. Malkin and Anthony E. Malkin, have controlled the supervisor, had interests in the lessor, and had interests in and/ or controlled the operating lessee. Part of the presentation of the subject LLCs by Mr. Wien and Mr. Peter L. Malkin when marketing the subject entity to investors was that both of the two entities were supervised by Mr. Wien and/or Mr. Peter L. Malkin and that Mr. Wien and Mr. Malkin were also investors in the operating lessee of each subject property.

•

This two-tier operating lessee/lessor arrangement synthesized a conventional joint venture waterfall while protecting investors from taxes at the entity level and general partner liability. After a fixed annual priority distribution of income (equal to basic rent of $6,018,750, $28,000 and $24,000 (in addition to amounts attributable to debt service), respectively, and in the case of 60 East 42nd St. Associates, L.L.C. and 250 West 57th St. Associates, L.L.C., $1,053,800 and $752,000, respectively, as primary additional rent, as provided in the operating lease for each of Empire State Building Associates, L.L.C., 60 East 42nd St. Associates, L.L.C., and 250 West 57th St. Associates, L.L.C.) to the passive investors in the lessor position, who had provided cash for the acquisition (this initial allocation of income was referred to as “basic rent”), in the case of Empire State Building Associates L.L.C., income in the amount of $1,000,000 is allocated to the operating lessee (i.e., the managing partners), and in the case of 60 East 42nd St. Associates, L.L.C. and 250 West 57th St. Associates, L.L.C., income in the amount of $1,053,800 and $752,000, respectively, is allocated to the fee owner as primary additional rent out of profits, and then, in each case, the remaining income is shared 50/50 between the investors (i.e. managing partners) in the operating lessee and the cash investors in the lessor through “overage rent” equal to 50% of the remaining property profits.

•

Consistent with this structure, for the third party ground lease and acquisition mortgage in effect at inception of the investment at the Empire State Building, the operating lease provided for reducing the operating lessee’s basic rent to the lessor by 50% of any reduction in the lessor’s required payments to third parties for such ground lease rent and such mortgage, all to maintain the 50/50 sharing in such two-tier arrangement.

•

The residual interest in the property owned by each subject LLC as lessor (i.e., the value after expiration of the ground lease) was not viewed as having any material additional value, because the scheduled lease terms (with renewals) were fixed to continue for more than 100 years in the future. Even then, the parties’ relative positions in the structure have fostered a practice of lease term extensions. Each subject LLC would be entitled to 100% of the remaining value only if the lease were terminated.

•

Pursuant to the operating lease, the lessor has no say in property operations, improvements, leasing, repairs, maintenance, insurance, real estate tax protests, or any other decision regarding the operation of real estate. Only the operating lessee controls the operations of the property. Cooperation of the lessor and the operating lessee is required to mortgage the property efficiently, because both positions are generally required as collateral for any financing of size. Thus, the parties were from inception placed in structural positions of economic and management interdependence, and by design the supervisor represents both parties and can make this relationship function.

•

The lessor can not sell the entire property without the cooperation of the operating lessee. While the lessor can sell its fee interest in the property without the operating lessee’s consent, the lessor does not have any right to sell the property free of the operating lease. Because any sale by the lessor alone is subject to the operating lease, a buyer would be subject to the operating lessee’s continuing to determine leasing, capital expenditure, property operation, and all issues which determine property performance and distributions to the lessor as noted above. Thus, the decision to sell the entire property and the sharing of any resulting sale proceeds requires joint action between the subject LLC and operating lessee.

•

Under the supervisor, the lessors and the operating lessees subject to this structure have historically shared the costs of required building improvements. This was the original intention of Mr. Wien, and later Mr. Wien and Mr. Peter L. Malkin, because of the mutual benefit to the lessor and the operating lessee from any such improvement. These arrangements flow from the terms of the operating leases, under which (a) any expenditure after payment of the basic rent reduces the operating lessee’s profit, and only that excess profit is split 50/50 with the lessor and (b) the operating lessee has full control over the property, and has the obligation to repair, maintain and replace the property, but is not required to make capital improvements. The lease terms express and mandate an interdependence between the lessor and the operating lessee for the capital improvements which are necessary to maximize the long-term value of the property—an interdependence expressed by 50/50 cost-sharing, debt financing and improvement programs between the lessor and the operating lessee, typically including lease extension to induce the operating lessee to join in such long-term reinvestment in the property.

•

In connection with such joint financing for capital and other improvements, the lessor and the operating lessee give effect to 50/50 sharing of the resulting debt service by (a) increasing the basic rent under the operating lease by an amount equal to such debt service and (b) allowing such increase in basic rent to be deducted in calculating profits for payment of 50% overage rent. Thus, the lessor receives additional basic rent to pay the debt service, but its overage rent receipts are reduced by an amount equal to 50% of such debt service—yielding an overall 50/50 sharing of the new debt service burden between the lessor and the operating lessee. If debt service thereafter is reduced, such basic rent is correspondingly reduced, to maintain such 50/50 sharing. In each case, the amendment to the operating lease recites that the proceeds of the financing will be used to pay for property improvements, including the capital improvements program. Accordingly, the lessor and the operating lessee are effectively sharing the costs of property improvements 50/50.

•

Generally, the operating leases have been extended in connection with the joint programs for sharing of costs of improvements and related financing. Such extensions were made in similar circumstances for other two-tier properties, including those owned by One Grand Central Place and 250 West 57th Street. However, for the current phase of improvements at the Empire State Building, other factors recently in place, including the prospect of the proposed consolidation and planning for transfer tax efficiency, caused the parties to defer any action on lease extension. While the lessor at the Empire State Building has granted the supervisor unilateral authority to enter into mortgage financing for up to 50% of the value of all interests subordinated to the mortgage (which would include the operating lessee’s interest with its consent), the operating lessee at the Empire State Building has consented to only a small amount of financing. If the operating lessee does not approve more financing, requirements for capital improvement and upgrade may result in material diminishment and/or suspension of overage rent. The supervisor will recommend that the operating lessee require an extension of its operating lease (as in other properties) if the proposed consolidation is not consummated before it is determined how additional improvement work is financed.

•

The independent valuer initially provided a preliminary draft valuation that allocated the property value based upon the lease agreements between the lessor and the operating lessee using a discounted cash flow analysis. Such draft valuation allocated additional value to the lessor by attributing value to the residual interest (that is, the value of the property at the expiration of the operating lease), which the independent valuer determined on a discounted cash flow basis by (a) applying an assumed inflation rate to forecast such residual value and (b) then computing the net present value of that residual by applying a discount rate.

•

The independent valuer’s preliminary draft valuation also allocated all of the debt to the lessor. Pursuant to the operating lease terms as amended for each financing, the debt service is a shared expense between the lessor and the operating lessee, but the principal amount due on maturity is contractually only an obligation of the lessor. In contrast, the final method allocated all debt as shared financing costs which were allocated 50% to the lessor and 50% to the operating lessee, except for $60,500,000 of debt of Empire State Building Associates L.L.C. relating to financing costs incurred by Empire State Building Associates L.L.C in connection with the acquisition of the fee interest, which benefited Empire State Building Associates L.L.C as it was relieved of the obligation to pay the ground rent.

•

As compared with the final method used to allocate the appraised value between the lessor and the operating lessee, such preliminary draft valuation, which was prepared on a discounted cash flow basis and resulted in residual value allocated to the lessor, had the effect of allocating a greater amount of appraised value after such debt allocation (a) to the lessor at the Empire State Building and (b) to the operating lessee at the other four two-tier properties, as shown in the table below.

As discussed above, the independent valuer initially provided a preliminary draft valuation which used a discounted cash flow method to determine the value of the residual. For the reasons described above, preliminary exchange values shown in this prospectus/consent solicitation were determined by the independent valuer based on the representation of the supervisor described above treating the two-tier entities on a basis consistent with the economic attributes of a 50/50 joint venture.

Set forth below is a comparison of the allocation of value of each of the subject LLCs and their operating lessees using the joint venture methodology (“JV”) and the discounted cash flow method for calculating the residual (“DCF”).

Each of the valuations has been calculated based on the valuation inputs used to calculate the preliminary exchange values shown in this prospectus/consent solicitation.

The valuation based on the discounted cash flow method, as set forth below, was calculated by the independent valuer. The supervisor requested the independent valuer in June 2012 to calculate the exchange values using the discounted cash flow methodology on this basis solely for illustrative purposes to show participants the effect of the different methods. This illustrative valuation prepared by the independent valuer and summarized below was not prepared based on the same valuation inputs as the original valuation using the discounted cash flow methodology prepared by the independent valuer. The original discounted cash flow methodology had been prepared on the basis of valuation inputs that were not yet final.

The supervisor requested that the independent valuer prepare the illustrative valuation using the discounted cash flow methodology using the same valuation inputs that were used to prepare the exchange values shown in this prospectus/consent solicitation to show participants the effect of the application of the discounted cash flow method for valuing the residual interest in the properties owned by the subject LLCs. Calculation on this basis resulted in an increase in the difference between the exchange values of Empire State Building Associates L.L.C. and Empire State Building Company L.L.C. from the original calculation using the discounted cash flow method.

A copy of this illustrative valuation prepared by the independent valuer, which is attached as exhibit 99.48 to the Registration Statement on Form S-4, of which this prospectus/consent solicitation is a part, may be obtained without charge by you or your representative (who has been so designated in writing) upon written request to MacKenzie Partners, Inc., the company’s vote tabulator, at 105 Madison Avenue, NY, NY 10016 or by calling toll free at (888) 410-7850.

Entity	Appraised Property Value		Debt Obligations	Cash for Improvements	Present Value of Supervisory Fees	Unpaid Cash Overrides	Total Exchange Value	Per $1,000 Original investment (after voluntary override for Empire State Building Associates L.L.C. and 250 West 57th Street Associates L.L.C.)
Empire State Building
Empire State Building Associates L.L.C. (Lessor) .
JV	$1,300,500,000	(1)	($109,750,000)	$23,513,228	($4,820,943)	$0	$1,209,442,285	$33,085
DCF	$1,448,000,000		($159,000,000)	$23,513,228	($4,820,943)	$0	$1,307,692,285	$35,764
Empire State Building Company L.L.C. (Operating Lessee)
JV	$1,219,500,000	(1)	($49,250,000)	$23,513,228	($3,987,647)	$0	$1,189,775,581	N/A
DCF	$1,072,000,000		$0	$23,513,228	($3,987,647)	$0	$1,091,525,581	N/A

One Grand Central Place
60 East 42nd St. Associates L.L.C. (Lessor)
JV	$350,500,000	(1)	($46,307,279)	$0	($1,185,499)	$0	$303,007,222	$38,972
DCF	$379,000,000		($92,614,558)	$0	($1,185,499)	$0	$285,199,943	$36,683
Lincoln Building Associates L.L.C. (Operating Lessee)
JV	$336,500,000	(1)	($46,307,279)	$0	($2,662,580)	($608,835)	$286,921,306	N/A
DCF	$308,000,000		$0	$0	($2,662,580)	($608,835)	$304,728,585	N/A

250 West 57th St.
250 West 57th St. Associates L.L.C. (Lessor)
JV	$163,000,000	(1)	($20,216,026)	$0	($697,707)	$0	$142,086,267	$35,722
DCF	$174,000,000		($40,432,051)	$0	($697,707)	$0	$132,870,242	$33,418
Fisk Building Associates L.L.C. (Operating Lessee)
JV	$153,000,000	(1)	($20,216,026)	$0	($709,094)	($787,443)	$131,287,437	N/A
DCF	$142,000,000		$0	$0	($709,094)	($787,443)	$140,503,463	N/A

(1)	Represents, for the joint venture method, the allocation of the appraised value determined by the independent valuer 50% to the subject LLC and 50% to the operating lessee after deducting the present value of the base rent from the appraised value and adding the present value of base rent to the appraised value of the subject LLC.

•	The supervisor did not believe that the sharing ratio shown in such preliminary draft valuation was appropriate, because:

(a)	It was inconsistent with the original intent of those who created the structure and drafted the agreements related thereto, to achieve the economic attributes of a 50/50 joint venture and practice (as described above).

(b)	It would have yielded a sharing ratio substantially dissimilar to that which was provided by other independent valuers in sales over the past decades of other two-tier properties supervised by the supervisor and was approved by investors in both the entities parallel to the subject LLCs and their operating lessees. The sharing ratios under the discounted cash flow analysis were 54.5% for Empire State Building Associates L.L.C. and 45.5% for Empire State Building Company L.L.C., 48.3% for 60 East 42nd St. Associates L.L.C. and 51.7% for Lincoln Building Associates L.L.C., and 48.6% for 250 West 57th St. Associates L.L.C. and 51.4% for Fisk Building Associates L.L.C. Since 1989, from which time the supervisor has comprehensive records of sales transactions, the supervisor has proposed to investors, and investors have approved, three sales of two-tier office properties. In each case, the sale included both the lessor and lessee, and the allocation of the purchase price was based on a sharing ratio that was determined based on a report by an independent third party experienced in valuing real property and was approved by the investors as part of their consent to the sale. The supervisor believes that the preliminary draft value initially provided by the independent third party (which determined the value of the residual interest in the property after expiration of the lease on a discounted cash flow basis) was inconsistent with the allocations in these prior sales of two-tier properties.

In one of these transactions, 200 Fifth Avenue (known as the International Toy Center), the independent third party determined that 52% of the purchase price should be allocated to the fee owner of the property and 48% of the purchase price should be allocated to the operating lessee. The independent third party based its determination on the present value of contractual lease payments under the operating lease, including agreed upon extensions. The independent third party’s report stated that it also gave weight to the motivation of the investors at the origination of the investment, as well as noting that the lessee’s operating control adds some marginal value to its position. Based on the analysis in the report, the supervisor does not believe that the independent third party attributed any value to the lessor’s residual interest in the property after expiration of the lease.

The second transaction involved the sale of ground leasehold and operating subleasehold interests in a property known as 500-512 Seventh Avenue. An unaffiliated third party which owned the fee interest was the ground lessor and did not join in the sale. The sellers, both supervised by the supervisor, were the ground lessee and the operating sublessee, both subject to expiration of their leasehold interest on the same day. Thus, there was no residual interest. The independent third party determined that the ground lessee would be allocated 46.32% – 48.20% of the purchase price and the operating sublessee would be allocated 51.80% – 53.68% of the purchase price (with a greater percentage being allocated to the sublessee as the purchase price increased).

The third transaction involved a distressed property known as 498 Seventh Avenue, where the operating lessee was in default under the operating lease due to a failure to pay real estate taxes. In addition, the property had no significant cash flow, so any leasing costs would be borne directly and solely by the operating lessee. Due to these special circumstances, a substantial portion of the proceeds (60% to 80%, depending on the purchase price) were allocated to the fee owner.

(c)

The supervisor believes such preliminary draft allocation overvalued the residual and does not believe that an independent third party in an arms’ length market transaction would pay what the independent valuer determined to be the residual value of the Empire State Building. The supervisor’s belief is based on (i) its experience in the prior transactions referred to in (b) above, (ii) its experience in real estate markets, and its discussions with others in the real estate industry as to the valuation of a fee interest subject to a long-term operating lease and (iii) the purchase price paid by Empire State Building Associates L.L.C. to acquire the fee interest from an independent third party.

(d)

The supervisor believes, based on its experience with its two-tier properties as discussed above, that in the absence of the proposed consolidation it is likely the operating lease term will be extended at the Empire State Building as part of joint improvement and financing agreements between the lessor and the operating lessee. (As noted previously, such extensions had arisen in similar circumstances for other two-tier properties, including those owned by the other subject LLCs, One Grand Central Place and 250 West 57th Street.)

(e)	The supervisor believes that the properties, particularly in view of their age, will continue to require building improvement and reinvestment over time, which will continue to require additional financing and likely result in additional lease extensions to maintain the operating lessee’s incentive to join in such improvements and financing. Such lease extensions would reduce any value attributed to the residual interest in the building by making the residual more remote in time. Even without such lease extensions, improvements made decades into the future will reduce the cash flows to the lessor by the extent to which the operating lessee’s spending decreases cash available for distribution. Finally, in the absence of such lease extensions, the supervisor believes the operating lessee would not join in the improvements and financing needed to make the necessary building improvements to prevent obsolescence, thereby reducing such residual value.

(f)	The operating lease does not address allocation of sale proceeds between the lessor and the operating lessee if sold together (which the supervisor believes is the best way to maximize such proceeds). Any such allocation would have to be made by negotiated agreement, and the supervisor believes that that negotiation would not result in a sharing ratio like the one set forth the independent valuer’s preliminary draft valuation.

•

Accordingly, the supervisor concluded and represented to the independent valuer that the allocation of value between the lessor and the operating lessee should be determined by conforming to the economic format of a joint venture which shares excess profits 50/50, parallel to the existing operating lease format for sharing excess profits 50/50—including a corresponding allocation of the joint financing.

•

The supervisor does not view such conclusion as contradicting any statement in the original offering documents or operating lease to the effect that the operating lease is not a joint venture. Any such statements were intended only to reinforce the desire to avoid the tax and liability characteristics of a joint venture where it was felt needed in the face of having created de facto in the operating lease the economic characteristics of a joint venture.

Third-Party Ground Leases

For the property subject to a third-party ground lease, the independent valuer estimated the value of the private entity that is the ground lessee by calculating the present value of the future cash flows through the contractual term including all potential extensions noting that the reversion of the building would flow to the third-party ground lessor.

Application of Discounted Cash Flow

In applying the discounted cash flow technique, the independent valuer estimated the operating results over a hypothetical 10-year holding period and assumed the properties owned by the subject LLCs and private entities would be sold at the end of the final year for a price calculated by capitalizing the following year’s projected net operating income. The independent valuer averaged the 11th, 12th and 13th years to account for any inconsistencies in cash flow. The independent valuer then discounted the cash flows at rates ranging from 7.0% to 9.25%, and used terminal capitalization rates ranging from 6.0% to 7.25%.

Conclusion as to Value. Based on the valuation methodology described above, the independent valuer estimated the value of properties owned by the subject LLCs and the private entities, before deducting mortgage indebtedness and other liabilities, and the business of the management companies as follows:

Property(1)	Real Estate or (for the Management Companies) Business Value Conclusion, Before Deducting Mortgage Indebtedness and Other Liabilities(2)
Empire State Building	$2,520,000,000
One Grand Central Place	$687,000,000
250 West 57th Street	$316,000,000
1333 Broadway	$189,000,000
1350 Broadway(3)	$186,000,000
1359 Broadway	$192,000,000
501 Seventh Avenue	$159,000,000
69-97 Main St.	$25,000,000
77 West 55th Street & 1010 Third Avenue	$56,000,000
Metro Center	$138,000,000
10 Union Square	$49,000,000
103-107 Main Street	$5,000,000
100, 200 & 300 First Stamford Place	$258,000,000
10 Bank Street	$45,000,000
1542 Third Avenue	$32,000,000
383 Main St.	$40,000,000
500 Mamaroneck Avenue	$44,000,000
BBSF LLC	$14,600,000
Supervisor and Management Companies(4)	$15,921,278

(1)	Excludes three private entities which are the ground lessees and an operating lessee of two properties that are supervised by the supervisor, having an appraised value of $715,100,000. The operating partnership has entered into option agreements pursuant to which it has the option to acquire their property interests upon the final resolution of certain ongoing litigation with respect to these properties. The appraised values of such properties are the appraised values the properties would have had if the litigation is resolved, and were determined on a basis consistent with the exchange values of the subject LLCs and the private entities.
(2)	Represents the fee simple values, except as otherwise noted, which have been allocated to the subject LLCs and the private entities as described in “Exchange Value and Allocation of Operating Partnership Units and Common Stock.”
(3)	Reflects the interest in the leasehold only.
(4)	Total exchange value of the supervisor excludes the value attributable to the supervisor’s overrides, which are included in the value of the overrides that the Malkin Holdings group holds in the subject LLCs and the private entities.

The independent valuer’s estimated value of the properties owned by each of the entities is as of July 1, 2011. They do not necessarily reflect the sales prices of the properties or portfolio that would be realized in actual sales of the properties or portfolio. These prices could be higher or lower than the appraised value of the properties or portfolio.

Properties Proposed For Inclusion In Consolidation

The following table provides, as of March 31, 2012, descriptive information regarding the properties covered by the Appraisal and proposed to be included in the consolidation. The aggregate value of the properties pursuant to the Appraisal is $4,971,521,278 and the aggregate value of such properties pursuant to the Appraisal net of mortgage indebtedness is $3,986,533,923, including, in each case, $15,921,278 relating to the management companies.

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Manhattan Office Properties
The Empire State Building	Penn Station- Times Sq. South	1930/In process					$40.11
Office(8)			2,683,205	65.7%	$62,553,479	$35.47		273
Retail(9)			163,655	88.5%	$14,302,884	$98.80		23
One Grand Central Place	Grand Central	1930/In process					$48.61
Office			1,167,542	78.6%	$41,251,548	$44.95		299
Retail			68,343	87.9%	$5,424,110	$90.32		18
250 West 57th Street	Columbus Circle- West Side	1921/In process					$44.32
Office			476,887	82.2%	$15,709,555	$40.07		168
Retail			51,934	100.0%	$4,566,250	$87.92		7
501 Seventh Avenue	Penn Station- Times Sq. South	1923/In process					$35.49
Office			432,794	91.0%	$13,712,254	$34.80		34
Retail			37,765	93.1%	$1,753,978	$49.88		11
1359 Broadway	Penn Station- Times Sq. South	1924/In process					$38.79
Office			439,720	95.2%	$15,773,614	$37.69		33
Retail			27,618	78.9%	$1,665,115	$76.37		6
1350 Broadway(10)	Penn Station- Times Sq. South	1929/In process					$55.52
Office			372,045	80.2%	$11,950,107	$40.04		76
Retail			30,895	100.0%	$5,730,477	$185.48		6
1333 Broadway	Penn Station- Times Sq. South	1915/In process					$41.74
Office			302,277	96.6%	$11,427,478	$39.14		11
Retail			50,063	6.4%	$725,713	$226.86		3

Sub-Total / Weighted Average Manhattan Office Properties			6,304,743	76.5%	$206,546,562	$42.82	$42.84	968

Office			5,874,470	76.2%	$172,378,035	$38.51		894
Retail			430,273	80.8%	$34,168,527	$98.24		74
Greater New York Metropolitan Area Office Properties
First Stamford Place(11)	Stamford, Connecticut(12)	1986/2003	783,397	86.8%	$26,497,780	$38.96	$39.23	33
Metro Center	Stamford, Connecticut(12)	1987/1999	275,758	98.6%	$12,782,231	$47.01	$46.62	26
383 Main Avenue	Norwalk, Connecticut(13)	1985/1996	260,470	82.5%	$5,931,064	$27.60	$27.42	19
500 Mamaroneck Avenue	Harrison, New York(14)	1986/2004	289,805	88.4%	$6,902,776	$26.93	$26.78	29
10 Bank Street	White Plains, New York(15)	1989/2001	228,951	88.2%	$6,775,202	$33.54	$33.90	29

Sub-Total / Weighted Average Greater New York Metropolitan Area Office Properties			1,838,381	88.4%	$58,889,053	$36.23	$36.28	136
Total / Weighted Average Office Properties			7,712,851	79.1%	$231,267,088	$37.90	—	1,030

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Standalone Retail Properties
10 Union Square	Union Square	1988/1997	58,005	100.0%	$4,688,293	$80.83	$81.95	13
1542 Third Avenue	Upper East Side	1993(16)	56,250	100.0%	$2,833,796	$50.38	$47.15	3
1010 Third Avenue	Upper East Side	1963/2007(17)	44,662	100.0%	$2,812,709	$62.98	$65.88	2
77 West 55th Street	Midtown	1962(16)	24,102	100.0%	$2,104,651	$87.32	$79.62	3
69-97 Main Street	Westport, Connecticut	1922/2005	17,103	88.3%	$1,303,460	$86.33	$88.24	4
103-107 Main Street	Westport, Connecticut	1900(16)	4,330	100.0%	$423,696	$97.85	$94.69	3
Sub-Total / Weighted Average Standalone Retail Properties			204,452	99.0%	$14,166,605	$69.98	$69.20	28
Total / Weighted Average Retail Properties(18)			634,725	86.7%	$48,335,132	$87.84	—	102

Portfolio Total			8,347,576	79.7%	$279,602,220	$42.03	$42.04	1,132

(1)	For more information regarding the status of ongoing renovations at certain of the company’s properties, see “The Company Business and Properties—Description of the Company’s Properties.”
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 132,360 square feet of space across the company’s portfolio attributable to building management use and tenant amenities and (ii) 71,054 square feet of space attributable to the company’s observatory.
(3)	Based on leases signed and commenced as of March 31, 2012 and calculated as (i) rentable square feet less available square feet divided by (ii) rentable square feet.
(4)	Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements and free rent with respect to the office properties for leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $2,815,970. Total annualized base rent, net of abatements and free rent, for the company’s office properties is $228,451,118. Annualized base rent for retail properties (including the retail space in the company’s Manhattan office properties) is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements, tenant reimbursements and free rent with respect to the retail properties (including the retail space in the company’s Manhattan office properties) for leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $359,972. Total annualized base rent, net of abatements, tenant reimbursements and free rent, for the company’s retail properties is $47,975,160. Annualized base rent data for the company’s office and retail properties is as of March 31, 2012 and does not reflect scheduled lease expirations for the 12 months ending March 31, 2013.
(5)	Represents Annualized Base Rent under leases commenced as of March 31, 2012 divided by leased square feet.
(6)	Net effective rent per leased square foot represents (i) the contractual base rent for office and retail leases in place as of March 31, 2012, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of March 31, 2012.
(7)	Represents the number of leases at each property or on a portfolio basis. If a tenant has more than one lease, whether or not at the same property, but with different expirations, the number of leases is calculated equal to the number of leases with different expirations.
(8)	Includes 88,499 rentable square feet of space leased by the company’s broadcasting tenants.
(9)	Includes 6,180 rentable square feet of space leased by Host Services of New York, a licensee of the company’s observatory.
(10)	Denotes a ground leasehold interest in the property with a remaining term, including unilateral extension rights available to the company, of approximately 39 years (expiring July 31, 2050).
(11)	First Stamford Place consists of three buildings.
(12)	This submarket is part of the Stamford, Connecticut—central business district (CBD) submarket as defined by RCG. See “Economic and Market Overview.”
(13)	This submarket is part of the South Central Stamford, Connecticut submarket as defined by RCG. See “Economic and Market Overview.”
(14)	This submarket is part of the Eastern Westchester County submarket as defined by RCG. See “Economic and Market Overview.”
(15)	This submarket is part of the White Plains, New York—CBD submarket as defined by RCG. See “Economic and Market Overview.”
(16)	No major renovation activity was undertaken at this property.
(17)	This property underwent major renovations in 2007 to coincide with the signing of a significant retail lease.
(18)	Includes 430,273 rentable square feet of retail space in the company’s Manhattan office properties.

Fairness Opinion

The independent valuer has delivered to the supervisor and each of the subject LLCs and the private entities its opinion, dated                     , 2012, to the effect that, as of that date and subject to the assumptions, limitations and qualifications contained therein, the allocation of consideration (Class A common stock, Class B common stock, operating partnership units in the operating partnership or cash consideration) (i) among each subject LLC, each private entity and the management companies was fair from a financial point of view to each such subject LLC, each such private entity and the participants in each such subject LLC and each such private entity, and (ii) to the participants in each subject LLC and each private entity, was fair from a financial point of view to the participants in each such subject LLC and each such private entity (without giving effect to any impact of the consolidation on any particular participant other than in its capacity as a participant in each of the subject LLCs and each of the private entities). The fairness opinion did not take into account the effects of the IPO upon the consolidation.

The fairness opinion addressed the fairness of the consolidation assuming that each subject LLC and each private entity would participate in the proposed consolidation and did not address the fairness of all possible combinations in the proposed consolidation. Accordingly, if the consolidation is completed with less than all of the subject LLCs participating, no report, opinion or appraisal concerning the fairness of the transaction will have been obtained as to such a consolidation. The supervisor believes that, for reasons stated under “Recommendation and Fairness Determination—Material Factors Underlying Belief as to Fairness,” an opinion addressing the fairness of all possible combinations in the proposed consolidation is not necessary because the supervisor believes that the consolidation is fair, regardless of which particular combination of entities participates in the consolidation among any such combination.

The consideration to which each participant or member of the subject LLCs and private entities is entitled was determined by the supervisor based on the appraisals by the independent valuer and the exchange value determined by the independent valuer, because the supervisor believes that it is appropriate to rely on the independent valuer’s determination of exchange value to allocate consideration. Since each subject LLC will receive capital transaction proceeds from its contribution of assets to the company and distribute such proceeds to all its interest holders including the participants and the supervisor, as holder of the override interests, the consideration allocable to the supervisor, as holder of the override interests, will be determined based on the amount to which it is entitled under such constituent documents in connection with a distribution by each subject LLC of capital transaction proceeds. Accordingly, the amounts of consideration to each participant will take into account the override interests held by the supervisor for each of the subject LLCs. The fairness opinion took those override interests into account in addressing the fairness of the allocation of consideration (Class A common stock, Class B common stock, operating partnership units or cash consideration) to the participants in each subject LLC and each private entity.

In rendering its opinion as to the fairness from a financial point of view of the allocation of the consideration to the participants in the consolidation, the independent valuer relied on information provided by the management of the company concerning the terms of the constituent documents of the subject LLCs and the private entities which are applicable to distributions of capital proceeds to the participants.

The fairness opinion, dated                     , 2012, is attached as Appendix A to this prospectus/consent solicitation. You should read the independent valuer’s opinion in its entirety with respect to the assumptions made, matters considered and limits of the review undertaken by the independent valuer in rendering its opinion. Certain of the material assumptions and limitations to the fairness opinion are described below, but this does not purport to be a complete description of the analyses used by the independent valuer in rendering the fairness opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description. Except as described below, the supervisor did not impose any limitations on the scope of the investigation conducted by the independent valuer in rendering its opinion.

Selection of the Fairness Opinion Provider. The supervisor selected the independent valuer because of its experience in real estate valuation and its reputation in valuing real estate assets and real estate entities. The compensation payable by the subject LLCs and private entities to the independent valuer in connection with the rendering of the fairness opinion is not contingent on the approval or completion of the consolidation.

Summary of Materials Considered and Analysis Performed.

In connection with its fairness opinion, the independent valuer has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. The independent valuer also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities, business, and real estate valuation, in general, and with respect to similar transactions, in particular. The independent valuer’s procedures, investigations, and financial analysis with respect to the preparation of its fairness opinion included, but were not limited to, the items summarized below:

1. Reviewed the following documents:

a. a draft of this prospectus/consent solicitation in substantially the form intended to be sent to participants in the private entities;

b. a draft of the private consent solicitation in substantially the form intended to be provided to the participants in the private entities;

c. audited financial statements, or to the extent not available, unaudited financial statements, for the subject LLCs and private entities, the supervisor and the management companies for the year ended December 31, 2010 and unaudited financial statements for the subject LLCs and private entities, the supervisor and the management companies for the six months ended June 30, 2011, in each case, provided to the independent valuer by the supervisor;

d. historical operating and financial information including property-level financial data relating to the business, financial condition and results of operations of the subject LLCs and private entities, the properties owned by the subject LLCs and private entities, the supervisor, and the management companies, in each case, provided to the independent valuer by the supervisor;

e. other internal documents relating to the history, current operations, current budgets, and probable future outlook of the subject LLCs and private entities, the properties owned by the subject LLCs and private entities, the supervisor, and the management companies, including financial projections of the supervisor, and the management companies, in each case provided to the independent valuer by management of the supervisor, and financial projections of the subject LLCs and private entities and the properties owned by the subject LLCs and private entities, which financial projections were (i) presented by the independent valuer based on the Information (as defined below) provided by management of the supervisor and analysis performed by the independent valuer and (ii) reviewed and approved by management of the supervisor. A copy of such financial projections which were finalized in November 2011 is attached to this prospectus/consent solicitation as Appendix C;

f. a letter dated              from the supervisor to the independent valuer which made certain representations as to historical financial statements, financial projections and the underlying assumptions for the subject LLCs and private entities, the properties owned by the subject LLCs and private entities, the supervisor, and the management companies, the allocation of fee simple value among certain entities which are ground lessees or operating lessees, and the equity interest allocation worksheets for the subject LLCs and private entities;

g. other documents and information related to the properties owned by the subject LLCs and prepared by management of the supervisor, including: floor plans, re-measurement projections, stacking plans, present market rental package including market rents and concessions, rent rolls, lease abstracts, property tax cards, capital expenditure projections stabilization estimates for the properties, Argus files prepared by the supervisor and operating expense estimates (collectively, the “Information”);

h. organizational and related documents of the subject LLCs and the private entities and

i. the schedule setting forth the allocation of consideration provided from the supervisor to the independent valuer.

2. Discussed the information referred to above and the background, other elements of the consolidation, conditions in property markets, conditions in the market for sales or acquisitions of properties similar to the properties owned by the subject LLCs and private entities, current and projected operations and performance, financial condition, and future prospects of such properties, the supervisor, and the management companies with the supervisor and professionals from Pearson Partners, Inc. and CBRE Group, Inc., both as representatives of the Helmsley estate, a significant investor in certain of the subject LLCs and the private entities;

3. Reviewed the historical trading price and trading volume of the publicly traded securities of certain other companies that the independent valuer deemed relevant;

4. With respect to the supervisor and the management companies, performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, and an analysis of selected public companies that the independent valuer deemed relevant;

5. With respect to the properties owned by the subject LLCs and the private entities, conducted independent valuations using generally accepted valuation and analytical techniques that the independent valuer deemed relevant;

6. Performed site visits for each of the properties owned by the subject LLCs and the private entities, with the exception of the properties located in Westport, CT at 69-97 Main Street and 103-107 Main Street and

7. Conducted such other analyses and considered such other factors as the independent valuer deemed appropriate.

Summary of Analysis. The following is a summary of financial analyses conducted by the independent valuer in connection with, and in support of, the fairness opinion. The summary of the opinion and analysis of the independent valuer set forth in this prospectus/consent solicitation is qualified in its entirety by reference to the full text of such opinion.

Appraisal. In preparing its opinion, the independent valuer’s scope of work included an investigation, analysis, and valuation of the properties owned by the subject LLCs and the private entities. More specifically, it included inspecting the interior and exterior of the properties owned by the subject LLCs and the private entities (with the exception of 69-97 Main Street and 103-107 Main Street), and examining local and regional market data. The independent valuer spoke with the supervisor’s asset managers and the property managers for the properties and consulted local real estate professionals and databases for comparable rentals and sales. Additionally, the independent valuer analyzed local market conditions as well as competitive metrics, economics and yields and placed primary reliance on the income approach to determine the fair market value of the properties owned by the subject LLCs and the private entities as of July 1, 2011.

Supervisor and Management Companies—Business Enterprise Valuations. The independent valuer estimated the operating business values of each of the management companies and the supervisor. In estimating the operating business values for each of the management companies and the supervisor, the independent valuer utilized a discounted cash flow analysis. In addition, the independent valuer used a selected public companies analysis as a second indication of operating business value for Malkin Construction Corp. The exchange value ascribed to the supervisor and the management companies was derived by reducing their enterprise values by the net liabilities of each of the businesses, as described more fully in “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Derivation of Exchange Values.”

Discounted Cash Flow Analysis. The independent valuer performed a discounted cash flow analysis of the projected free cash flows of the supervisor and the management companies, with free cash flow defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis provided an indication of the operating business value by discounting the future free cash flows utilizing a weighted average cost of capital for the discount rate. The projected free cash flows were based on financial projections and assumptions provided by the supervisor for the years ended December 31, 2011 through 2020.

The independent valuer estimated the present value of all cash flows after 2020, referred to herein as the terminal value, of the supervisor and the management companies by utilizing a perpetuity formula, a commonly accepted terminal value approach, based on the projected free cash flow in 2020. For Malkin Properties, the independent valuer normalized the projected 2020 free cash flow to reflect normalized levels of leasing, financing and other fees.

The independent valuer assumed an 11.5% to 13.5% weighted average cost of capital to discount the projected free cash flows and terminal value for the property management companies and the supervisor. The independent valuer assumed a 15.5% to 17.5% weighted average cost of capital to discount the projected free cash flows and terminal value for Malkin Construction Corp. The discount rates used are equivalent to the rates of return that security holders could expect to realize on alternative investment opportunities with risk profiles similar to those of the management companies and the supervisor.

Based on its assumptions, and the projected financials provided by the supervisor, the independent valuer’s discounted cash flow analysis indicated a range of operating business value for the property management companies of $4.0 million to $4.6 million, a range of operating business value for the supervisor of $4.0 million to $5.0 million, and a range of operating business value for Malkin Construction Corp of $5.3 million to $6.3 million. The operating business value of the supervisor excludes the value of any of its or its affiliates overrides in the properties owned by the subject LLCs and the private entities, which are included in the consideration received by the Malkin Holdings group from the subject LLCs and private entities.

Selected Publicly Traded Companies Analysis. The independent valuer compared certain financial metrics of Malkin Construction Corp. to corresponding data and ratios from similar construction companies. For purposes of its analysis, the independent valuer used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. This analysis produced valuation multiples of selected financial metrics which indicated an estimate of the operating business value of Malkin Construction Corp. The five companies included in the selected publicly traded companies analysis were:

•	Bird Construction Inc.

•	Balfour Beatty plc

•	Churchill Corp.

•	Kier Group plc

•	Tutor Perini Corporation

The independent valuer selected these companies for its selected publicly traded companies analysis based on its familiarity with companies in the construction industry and their relative similarity, primarily in terms of business model, to that of Malkin Construction Corp.

The table below reflects the observed trading multiples and the historical and projected financial performance, on an aggregate basis, of the peer group.

	EV / 2011E EBITDA	EV / 2012E EBITDA	EV / 2011E Revenue	Revenue Growth			EBITDA Margin
				3-YR CAGR	2011E	2012E	2011E	2012E
Minimum	3.3x	2.7x	0.14x	-11.6%	3.3%	2.1%	3.7%	3.8%
Maximum	5.5x	3.9x	0.32x	21.0%	17.2%	22.6%	5.8%	6.9%
Mean	4.1x	3.5x	0.22x	4.5%	8.8%	10.0%	4.6%	5.4%
Median	3.8x	3.7x	0.19x	3.8%	7.4%	7.6%	4.2%	5.7%

CAGR = Compounded Annual Growth Rate

Enterprise Value (“EV”) = (Market Capitalization) + (Debt + Preferred Stock + Minority Interest)—(Cash & Equivalents)

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Note: Financial data as of June 30, 2011.

Source: Bloomberg, Capital IQ, SEC filings

In order to estimate a range of operating business values for Malkin Construction Corp, the independent valuer selected and applied valuation multiples of projected 2011 and 2012 EBITDA ranging from 3.5x to 4.5x and projected 2011 revenue multiples ranging from 0.10x to 0.12x based on the historical and projected financial performance of Malkin Construction Corp. as compared to the selected publicly traded companies. As a result of these selected valuation multiples, the selected publicly traded companies analysis indicated an estimated operating business value for Malkin Construction Corp. of $5.3 million to $6.3 million.

None of the companies utilized for comparative purposes in the independent valuer’s analysis were identical to Malkin Construction Corp. Accordingly, a complete valuation analysis cannot be limited to a quantitative review of the selected publicly traded companies, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of Malkin Construction Corp.

Exchange Value and Allocation. The independent valuer’s evaluation of the fairness from a financial point of view of the allocations of Class A common stock, Class B common stock, operating partnership units or cash consideration among the subject LLCs, private entities, the supervisor, and the management companies employed comparisons of the exchange value of each individual interest to the aggregate exchange value of all such interests. The exchange values are based on the appraised values of the properties owned by the subject LLCs and private entities, the supervisor, and the management companies and is more fully described in “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Derivation of Exchange Value.”

Relying on these exchange values, the independent valuer observed that the allocation of Class A common stock, Class B common stock, operating partnership units or cash consideration among the subject LLCs, private entities, the supervisor, and the management companies, reflects the net value of the assets contributed in the consolidation.

Assumptions, Qualifications and Limiting Conditions. In performing its analyses and rendering its fairness opinion with respect to the consolidation, the independent valuer, with the supervisors’ consent relied on certain assumption stated in its fairness opinion, including the following:

1.	Relied upon the accuracy, completeness, and fair presentation of the Information and all other information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including management of the supervisor, and did not independently verify any of the Information or such information;

2.	Assumed that any estimates, evaluations, forecasts, projections, documents and information related to the properties owned by the subject LLCs and the private entities prepared by the management of the supervisor and the schedule setting forth the allocation of consideration among the holders of interest in each subject LLC and private entity furnished to the independent valuer were reasonably prepared and based upon the best information currently available to, and the good faith judgment of, the person furnishing the same;

3.	Assumed that information supplied and representations made by management of the supervisor are substantially accurate regarding the supervisor and the consolidation;

4.	Assumed that the factual statements concerning the subject LLCs, the private entities and their properties made in this prospectus/consent solicitation and in the offering memorandum/consent solicitation (other than descriptions of the Appraisal supplied by the independent valuer) in the solicitation of participants in the private entities do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading;

5.	Assumed that there has been no material change in the assets, financial condition, business, or prospects of the subject LLCs or private entities, the properties they own, the supervisor or the management companies since the date of the most recent financial statements and other information made available to the independent valuer;

6.	Assumed that each of the subject LLCs and private entities will consent to the consolidation, and that the company will acquire all of assets and liabilities of the subject LLCs and private entities, the supervisor, and the management companies (other than certain specific excluded assets);

7.	Assumed that, for the purposes of its analysis, the values of each form of consideration (Class A common stock, Class B common stock, operating partnership units or cash) are equivalent;

8.	Assumed at the direction of the supervisor that, for the purpose of its analysis, the value of each form of consideration (Class A common stock, Class B common stock, operating partnership units or cash consideration) is equivalent;

9.	Assumed that all of the conditions required to implement the consolidation will be satisfied and that the consolidation will be completed in accordance with the prospectus/consent solicitation and the offering memorandum/consent solicitation for the private entities without any amendments thereto or any waivers of any terms or conditions thereof; and

10.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the consolidation will be obtained without any adverse effect on the company, the supervisor, or the management companies.

Limitations and Qualifications of Fairness Opinion. To the extent that any of the foregoing assumptions or any of the facts on which the fairness opinion is based prove to be untrue in any material respect, the fairness opinion cannot and should not be relied upon. Furthermore, in the independent valuer’s analysis and in connection with the preparation of the fairness opinion, the independent valuer has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the consolidation. In rendering its opinion as to the fairness from a financial point of view of the allocation of the consideration to the participants in the consolidation, the independent valuer relied on information provided by the management of the company, concerning the terms of the constituent documents of the subject LLCs and the private entities which are applicable to distributions of capital proceeds to the participants.

The independent valuer has prepared the Appraisal of the subject LLCs and private entities, their properties, the supervisor and the management companies as of July 1, 2011 and assumes (i) no responsibility for changes in market conditions and (ii) no obligation to revise its analysis to reflect any such changes which occurred subsequent to July 1, 2011. The independent valuer’s fairness opinion was dated as of                      2012. The fairness opinion was necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of                      2012, and the independent valuer disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the fairness opinion which may come or be brought to the attention of the independent valuer after the date hereof.

The independent valuer has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the consolidation, the assets, businesses or operations of the properties owned by the subject LLCs and private entities, the supervisor, or the management companies, or (ii) advise the supervisor or any other party with respect to alternatives to the consolidation.

The independent valuer is not expressing any opinion as to the market price or value of the company, including the price at which the Class A common stock or any other securities of the company or the operating partnership may trade at any time, or, except as set forth in the valuation analysis, any particular property, the supervisor or the management companies, either before or after the completion of the consolidation or the IPO. In this regard, the fairness opinion addresses the relative percentage of the consideration that each of the subject LLCs, the private entities and the management companies is to receive in the consolidation, and not the market price or value of the consideration upon completion of the consolidation and the IPO. The independent valuer fairness opinion is based on its valuation analyses of the properties owned by the subject LLCs and private entities, the subject LLCs and private entities, and the management companies as of June 30, 2011. The independent valuer’s analysis did not take into account (i) the impact of the consolidation with respect to tax consequences for the participants in the subject LLCs or private entities; (ii) the market price or value of the company or, except as set forth in the valuation analysis, any particular property, the supervisor or the management companies, either before or after the completion of the consolidation or the IPO; (iii) any potential incremental value attributable to the portfolio of assets taken as a whole after giving effect to the consolidation and (iv) the effects of variations in aggregate values attributed to the portfolio assets after giving effect to the consolidation on relative values of such portfolio assets. The fairness opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the supervisor’s credit worthiness, as tax advice, or as accounting advice. The independent valuer has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

The fairness opinion is for the information of the supervisor, its officers, managers and members of the subject LLCs and private entities in connection with their consideration of the consolidation and may not be used for any other purpose without the independent valuer’s prior written consent. The basis and methodology for the fairness opinion have been designed specifically for the express purposes of the supervisor, the subject LLCs, the private entities and the management companies and may not translate to any other purposes. The fairness opinion (i) does not address the merits of the underlying business decision to enter into the consolidation versus any alternative strategy or transaction, (ii)is not a recommendation as to how the participants of subject LLCs and private entities should vote or act with respect to any matters relating to the consolidation, and (iii) does not address whether the participants of subject LLCs and private entities should elect to receive common stock, limited partnership interests in the operating partnership, or cash, or whether to proceed with the consolidation or any related transaction. The ultimate decision to participate in the consolidation or any related transaction must be made by each subject LLC or private entity and will need to take into account factors unrelated to the financial analysis on which the fairness opinion is based. The fairness opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

A copy of the Project Legacy Fairness Analysis dated November 2011, prepared by the independent valuer, which is attached as exhibit 99.47 to the Registration Statement on Form S-4, of which this prospectus/consent solicitation is a part, may be obtained without charge by you or your representative (who has been so designated in writing) upon written request to MacKenzie Partners, Inc., the company’s vote tabulator, at 105 Madison Avenue, NY, NY 10016 or by calling toll free at (888) 410-7850.

EXCHANGE VALUE AND ALLOCATION OF OPERATING PARTNERSHIP UNITS

AND COMMON STOCK

Exchange Value Allocation of Operating Partnership Units and Common Stock

General. The exchange value for each subject LLC, each private entity and the management companies was determined as of July 1, 2011 to establish a consistent method of allocating common stock and operating partnership units for purposes of the consolidation. The shares of common stock and operating partnership units to be issued to each subject LLC, private entity and the management companies will be allocated based on their respective share of the aggregate exchange value. The number of shares of common stock, on a fully-diluted basis, to be issued in the consolidation, as presented in this prospectus/consent solicitation, was determined by dividing the aggregate exchange value by $10 and each subject LLC’s share of the common stock, on a fully-diluted basis, is equal to its exchange value divided by $10. The hypothetical value per share of $10 was an arbitrary amount chosen by the supervisor for the sole purpose of illustrating the allocation of common stock and operating partnership units.

The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The value of the consideration will be based on the enterprise value determined in connection with the pricing of the IPO. The actual number of shares of common stock, on a fully-diluted basis, issued in the consolidation will equal the enterprise value of the company in connection with the IPO (which will be allocated in proportion to the relative share of the aggregate exchange value) divided by the IPO price. The enterprise value may be higher or lower than the aggregate exchange value. Additionally, the IPO price may be more or less than the hypothetical $10 per share exchange value arbitrarily assigned by the supervisor for illustrative purposes and, after the offering, the shares of Class A common stock may trade above or below the IPO price. See “Risk Factors.” Accordingly, both the number of operating partnership units and shares of common stock and the value of the operating partnership units and shares of common stock that each participant will receive for each $1,000 of original investment could be higher or lower than the hypothetical amounts set forth in this prospectus/ consent solicitation. The number of shares of Class A common stock, Class B common stock, and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price, without giving effect to shares of Class A common stock issued in the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

No fractional share of operating partnership unit or common stock will be issued by the company in connection with the consolidation. See “No Fractional Share of Common Stock.”

Adjustments to Exchange Value and Allocation of Operating Partnership Units and Shares of Common Stock. All determinations of the exchange value for purposes of allocating the common stock and operating partnership units among the subject LLCs, the private entities and the management companies were determined as of July 1, 2011 in the manner described below under “Derivation of Exchange Values.” No adjustment will be made to the allocations of any of the subject LLCs, private entities or the management companies. The exchange value will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation. As of the date of this prospectus/consent solicitation, the supervisor does not know of any material change regarding any subject LLC, any private entity or the management companies that will affect materially the exchange value for that entity.

Derivation of Exchange Values

The exchange value has been determined for each subject LLC, each private entity and the management companies, as described below.

The subject LLCs and the private entities for two tier properties in which there is a property owner and an operating lessee—the exchange value of each subject LLC or private entity is determined as follows:

•	the total allocable value as described below has been allocated equally between the property owner and operating lessee:

•	the total allocable value equals:

•	the sum of:

•	the appraised value, on a fee simple basis, of a subject LLC’s or private entity’s property, as determined by the independent valuer’s Appraisal of such property, as of July 1, 2011 and

•

the amount by which the actual net working capital of the subject LLC and the private entity exceeds (such value being negative if it is exceeded by) the normalized level of net working capital required to operate the property owned by the subject LLC or private entity, except for cash in excess of the normalized level of working capital which will be retained by the subject LLC and the private entity and distributed to their participants. Net working capital as used in this allocation is defined as current assets (excluding cash and cash equivalents, except to the extent required to maintain the normalized levels of working capital), less current liabilities (excluding the current portion of debt). As of June 30, 2011 the supervisor determined that there was no excess or deficit in the net working capital over the normalized level of working capital at any of the subject LLCs or private entities, with the exception of the unpaid cash overrides addressed below and

•	the amount of cash held by the subject LLC and private entity that is expressly designated for property improvements, as of June 30, 2011, as provided by the supervisor;

•	reduced by:

•	the face value of shared mortgage debt obligations, which are mortgage debt obligations of the property owner that are serviced by basic rent paid by the operating lessee, as of June 30, 2011 and

•	the present value of the base operating lease payments from the operating lessee to the property owner.

•	fifty percent of such allocable value is allocated to the property owner and is adjusted as follows to estimate the exchange value of the property owner:

•	subtract the after-tax present value of supervisory fees paid to the supervisor and unpaid cash flow overrides as of June 30, 2011;

•	subtract the property owner debt obligations that are not shared mortgage debt obligations serviced with basic rent paid by the operating lessee as of June 30, 2011 and

•	add the present value of the base operating lease payments from the operating lessee to the property owner.

•	fifty percent of such allocable value is allocated to the operating lessee and is adjusted as follows to estimate the exchange value of the operating lessee:

•	subtract the after-tax net present value of the supervisory fees paid to the supervisor and the unpaid cash overrides as of June 30, 2011.

The allocated exchange value was allocated 50% to the property owner and 50% to the operating lessee in a two tier entity instead of being allocated in accordance with discounted cash flow based on representations of the supervisor as to the original intent to treat the two tier entities as equivalent to a joint venture and the historical treatment of the two tier entities in this manner. The supervisor has represented that historically, agreements have been entered into to share capital expenditure and financing costs and the operating leases have been extended in connection therewith. As a result, such allocated exchange value has been allocated equally to the property owner and operating lessee, rather than in proportion to the value indicated by the discounted cash flow analysis, which would have resulted in a higher allocation to the property owner, which, in the case of Empire State Building Associates L.L.C. would have been significantly higher.

The private entities for fee simple properties, properties with co-tenancy arrangements and properties with third-party ground leases—the exchange value of each private entity is determined as follows:

•	the sum of:

•

the appraised value of a private entity’s (i) property on a fee simple basis when such property is owned, or (ii) leasehold when the lessor of such leasehold is a third party, as determined by the independent valuer’s Appraisal of such property or leasehold as of July 1, 2011;

•

the amount by which the actual net working capital exceeds (such value being negative if it is exceeded by) the normalized level of net working capital required to operate the property owned by the subject LLC or private entity and

•	the amount of cash held in the subject LLC or private entity that is expressly designated for property improvements as of June 30, 2011, as provided by the supervisor;

•	reduced by:

•	the face value of its mortgage debt balance as of June 30, 2011 and

•	the after-tax net present value of the supervisory fees paid to the supervisor.

The supervisor and management companies—The exchange value of the supervisor and the management companies was determined based on the independent valuer’s Appraisal of such entities operating business values, as summarized in the following table as of July 1, 2011.

Appraised Value of the Management Companies

	Concluded Operating Business Value
	Low High	Midpoint
Malkin Holdings, LLC(1)	$4,000,000 – $5,000,000	$4,500,000
Malkin Properties	$4,000,000 – $4,550,000	$4,250,000
Malkin Construction Corp.	$5,325,000 – $6,250,000	$5,775,000

(1)	Total exchange value of the supervisor excludes the value attributable to the supervisor’s overrides, which are included in the value of the overrides that the Malkin Holdings group holds in the subject LLCs and the private entities.

The exchange value of the management companies was then computed as the operating business value determined by the independent valuer as of July 1, 2011 plus, in the case of the supervisor, the value of the unpaid cash overrides that are accrued but unpaid. The increases in the fees payable to the supervisor (described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust—Results of Operations—Third-Party Management and Other Fees”) could have increased the appraised value of the supervisor because the appraised value of the supervisor was calculated based on its discounted cash flow, as described under “Reports, Opinions and Appraisals—Fairness Opinion—Supervisor and Management Companies—Business Enterprise Valuations.” The supervisor believes that increases in the fees, which were based in each case solely on a cost of living adjustment from the date the current fees were set, results in reasonable levels of compensation—in effect, leaving the earlier fee unchanged except to adjust for inflation. Accordingly, it does not result in the supervisor receiving an amount in excess of its fair value.

Derivation of Exchange Value

The derivation of the exchange value of each subject LLC, each private entity, the supervisor and the management companies, is summarized in the following tables.

The following table shows the derivation of the total allocable value which is the value that, in the case of Two Tier Properties, is shared equally by the property owner and ground lessee or operating lessee:

Entity(1)	Appraised Property Value(2)	Shared Debt Obligations(3)	Present Value of Base Operating Rent(4)	Cash for Improvements	Total Allocable Value(5)
Empire State Building	$2,520,000,000	($98,500,000)	($81,000,000)	$47,026,456
Empire State Building Associates L.L.C.					$1,193,763,228
Empire State Building Company L.L.C.					$1,193,763,228

Total	$2,520,000,000	($98,500,000)	($81,000,000)	$47,026,456	$2,387,526,456
One Grand Central Place	$687,000,000	($92,614,558)	($14,000,000)	$0
60 East 42nd St. Associates L.L.C.					$290,192,721
Lincoln Building Associates L.L.C.					$290,192,721

Total	$687,000,000	($92,614,558)	($14,000,000)	$0	$580,385,442
250 West 57th St.	$316,000,000	($40,432,051)	($10,000,000)	$0
250 West 57th St. Associates L.L.C.					$132,783,974
Fisk Building Associates L.L.C.					$132,783,974

Total	$316,000,000	($40,432,051)	($10,000,000)	$0	$265,567,949
1333 Broadway
1333 Broadway Associates L.L.C.	$189,000,000	($71,200,000)	$0	$19,000,348	$136,800,348
1350 Broadway(6)
1350 Broadway Associates L.L.C.	$186,000,000	($40,427,335)	$0	$0	$145,572,665
1359 Broadway
Marlboro Building Associates L.L.C.	$192,000,000	($48,398,090)	$0	$0	$143,601,910
501 Seventh Avenue	$159,000,000	($48,414,235)	($4,000,000)	$0
Seventh & 37th Building Associates L.L.C.					$53,292,882
501 Seventh Avenue Associates L.L.C.					$53,292,882

Total	$159,000,000	($48,414,235)	($4,000,000)	$0	$106,585,765
69-97 Main Street
Soundview Plaza Associates II L.L.C.	$25,000,000	($9,452,274)	$0	$0	$15,547,726
1010 Third Avenue and 79 West 55th Street
East West Manhattan Retail Portfolio L.P.	$56,000,000	($29,232,062)	$0	$0	$26,767,938
Metro Center
One Station Place, Limited Partnership	$138,000,000	($101,029,940)	$0	$0	$36,970,060
10 Union Square
New York Union Square Retail L.P.	$49,000,000	($21,712,399)	$0	$0	$27,287,601
103-107 Main Street
Westport Main Street Retail L.L.C.	$5,000,000	$0	$0	$0	$5,000,000
First Stamford Place(7)	$258,000,000	($244,243,222)	$0	$0
Fairfax Merrifield Associates L.L.C.					$4,289,363
Merrifield Apartments Company L.L.C.					$4,289,363
First Stamford Place L.L.C.					$5,178,051

Total	$258,000,000	($244,243,222)	$0	$0	$13,756,777
10 Bank Street
1185 Swap Portfolio L.P.	$45,000,000	($34,755,853)	$0	$0	$10,244,147
1542 Third Avenue
1185 Swap Portfolio L.P.	$32,000,000	($19,866,346)	$0	$0	$12,133,654
383 Main Ave
Fairfield Merrittview Limited Partnership	$40,000,000	($31,652,980)	$0	$0	$8,347,020
500 Mamaroneck Ave
500 Mamaroneck Avenue L.P.	$44,000,000	($37,831,646)	$0	$0	$6,168,354
BBSF LLC	$14,600,000	$0	$0	$0	$14,600,000
Supervisor and Management Companies
Malkin Holdings, LLC	$4,500,000	$0	$0	$0	$4,500,000
Malkin Properties	$4,250,000	$0	$0	$0	$4,250,000
Malkin Construction Corp.	$5,775,000	$0	$0	$0	$5,775,000

Total	$14,525,000	$0	$0	$0	$14,525,000
Total	$4,970,125,000	($969,762,991)	($109,000,000)	$66,026,804	$3,957,388,813

(1)	Excludes three private entities which are the ground lessees and an operating lessee of two properties that are supervised by the supervisor, having total allocable value of $544,527,000. The operating partnership has entered into option agreements pursuant to which it has the option to acquire their property interests upon the final resolution of certain ongoing litigation with respect to these properties. The allocable values of such properties are the allocable values the properties would have had if the litigation is resolved, and were determined on a basis consistent with the exchange values of the subject LLCs and the private entities.
(2)	Represents the fee simple values, except as otherwise noted, which have been allocated to the subject LLCs and the private entities as described in “Exchange Value and Allocation of Operating Partnership Units and Common Stock.”
(3)	Debt obligations, including mortgage debt, and in the case of the Two Tier Properties, shared mortgage debt obligations of the fee owner that are serviced by basic rent paid by the operating lessee.
(4)	Represents the present value of the base operating lease payments from the operating lessee to the fee owner.
(5)	Total Allocable Value that is shared equally by the property owner or ground lessee and the operating lessee associated with the Two Tier Properties, defined below, equals the appraised value of such property minus the sum of shared debt obligations and the present value of base rent payable under the operating lease, plus the cash reserves for improvements. Two Tier properties are those in which one entity is a property owner or ground lessee and the other entity is an operating lessee or operating sublessee.
(6)	Reflects the interest in the leasehold only.
(7)	First Stamford Place L.L.C. is a 37.64% co-tenant with Fairfax Merrifield Associates L.L.C. and Merrifield Apartments Company L.L.C., together owning a 62.36% interest. Merrifield Apartments Company L.L.C. is the operating lessee, owning a 50.00% interest in the co-tenancy, for an aggregate ownership interest of 31.18% in the property.

The following table shows the additional adjustments to allocable value to derive the exchange value:

Entity(1)	Total Allocable Value(2)	Present Value of Supervisory Fees(3)	Unpaid Cash Overrides(4)	Unshared Debt Obligations(5)	Present Value of Base Rent(6)	Total Exchange Value(7)
Empire State Building
Empire State Building Associates L.L.C.	$1,193,763,228	($4,820,943)	$0	($60,500,000)	$81,000,000	$1,209,442,285
Empire State Building Company L.L.C.	$1,193,763,228	($3,987,647)	$0	$0	$0	$1,189,775,581

Total	$2,387,526,456	($8,808,590)	$0	($60,500,000)	$81,000,000	$2,399,217,866
One Grand Central Place
60 East 42nd St. Associates L.L.C.	$290,192,721	($1,185,499)	$0	$0	$14,000,000	$303,007,222
Lincoln Building Associates L.L.C.	$290,192,721	($2,662,580)	($608,835)	$0	$0	$286,921,306

Total	$580,385,442	($3,848,079)	($608,835)	$0	$14,000,000	$589,928,528
250 West 57th St.
250 West 57th St. Associates L.L.C.	$132,783,974	($697,707)	$0	$0	$10,000,000	$142,086,267
Fisk Building Associates L.L.C.	$132,783,974	($709,094)	($787,443)	$0	$0	$131,287,437

Total	$265,567,948	($1,406,801)	($787,443)	$0	$10,000,000	$273,373,704
1333 Broadway
1333 Broadway Associates L.L.C.	$136,800,348	($367,944)	$0	$0	$0	$136,432,404
1350 Broadway
1350 Broadway Associates L.L.C.	$145,572,665	($515,584)	$0	$0	$0	$145,057,081
1359 Broadway
Marlboro Building Associates L.L.C.	$143,601,910	($731,745)	$0	$0	$0	$142,870,165
501 Seventh Avenue
Seventh & 37th Building Associates L.L.C.	$53,292,882	($409,934)	$0	($819,876)	$4,000,000	$56,063,072
501 Seventh Avenue Associates L.L.C.	$53,292,882	($667,383)	$0	$0	$0	$52,625,499

Total	$106,585,764	($1,077,317)	$0	($819,876)	$4,000,000	$108,688,571
69-97 Main Street
Soundview Plaza Associates II L.L.C.	$15,547,726	($172,426)	$0	$0	$0	$15,375,300
1010 Third Avenue and 79 West 55th Street
East West Manhattan Retail Portfolio L.P.	$26,767,938	($185,355)	$0	$0	$0	$26,582,583
Metro Center
One Station Place, Limited Partnership	$36,970,060	$0	$0	$0	$0	$36,970,060
10 Union Square
New York Union Square Retail L.P.	$27,287,601	($189,570)	$0	$0	$0	$27,098,031
103-107 Main Street
Westport Main Street Retail L.L.C.	$5,000,000	($74,459)	$0	$0	$0	$4,925,541
First Stamford Place(8)
Fairfax Merrifield Associates L.L.C.	$4,289,363	($77,228)	$0	$0	$0	$4,212,135
Merrifield Apartments Company L.L.C.	$4,289,363	($77,228)	$0	$0	$0	$4,212,135
First Stamford Place L.L.C.	$5,178,051	($345,135)	$0	$0	$0	$4,832,916

Total	$13,756,777	($499,591)	$0	$0	$0	$13,257,186
10 Bank Street
1185 Swap Portfolio L.P.	$10,244,147	($180,484)	$0	$0	$0	$10,063,663
1542 Third Avenue
1185 Swap Portfolio L.P.	$12,133,654	($180,484)	$0	$0	$0	$11,953,170
383 Main Ave
Fairfield Merrittview Limited Partnership	$8,347,020	($114,373)	$0	$0	$0	$8,232,647
500 Mamaroneck Ave
500 Mamaroneck Avenue L.P.	$6,168,354	($182,214)	$0	$0	$0	$5,986,140
BBSF LLC	$14,600,000	$0	$0	$0	$0	$14,600,000
Supervisor and Management Companies
Malkin Holdings, LLC(9)	$4,500,000	$0	$1,396,278	$0	$0	$5,896,278
Malkin Properties	$4,250,000	$0	$0	$0	$0	$4,250,000
Malkin Construction Corp.	$5,775,000	$0	$0	$0	$0	$5,775,000

Total	$14,525,000	$0	$1,396,278	$0	$0	$15,921,278
Total	$3,957,388,813	($18,535,016)	$0	($61,319,876)	$109,000,000	$3,986,533,923

(1)	Excludes three private entities which are the ground lessees and an operating lessee of two properties that are supervised by the supervisor, having exchange value of $551,686,612. The operating partnership has entered into option agreements pursuant to which it has the option to acquire their property interests upon the final resolution of certain ongoing litigation with respect to these properties. The exchange values of such properties are the exchange values the properties would have had if the litigation is resolved, and were determined on a basis consistent with the exchange values of the subject LLCs and the private entities. If the option properties are included in the consolidation, the aggregate exchange value would increase by the total exchange value of the option properties, and the individual exchange values of the other properties would not be affected. The relative share of the aggregate exchange value of each of the subject LLCs would be calculated based on the aggregate exchange value including the private entities that own the option properties.
(2)	Total Allocable Value that is shared equally by the property owner or ground lessee and the operating lessee associated with the Two Tier Properties, defined below, equals the appraised value of such property minus the sum of shared debt obligations and the present value of base rent payable under the operating lease, plus the cash reserves for improvements. Two Tier properties are those in which one entity is a property owner or ground lessee and the other entity is an operating lessee or operating sublessee.
(3)	Reflects the after-tax net present value of the supervisory fees paid to the supervisor. The net operating income used to determine the appraised value of the properties was calculated without deducting supervisory fees as an expense. Instead, the after-tax net present value of the supervisory fee was included in determining the appraised value of the supervisor.
(4)	Reflects operating overrides due to the supervisor in respect of cash flow from operations which were unpaid as of June 30, 2011. The appraised value of the supervisor includes an amount equal to the value of the unpaid overrides.
(5)	Debt obligations attributable solely to the fee owner of the Two Tier Properties.
(6)	Represents the present value of the base operating lease payments from the operating lessee to the fee owner.
(7)	The exchange value of each subject LLC, each private entity and the management companies is based on each subject LLC’s, each private entity’s and the management companies’ assets and liabilities included in the quarterly balance sheets of the subject LLCs, the private entities or the management companies, as of June 30, 2011. The exchange value will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation.
(8)	First Stamford Place L.L.C. is a 37.64% co-tenant with Fairfax Merrifield Associates L.L.C. and Merrifield Apartments Company L.L.C., together owning a 62.36% interest. Merrifield Apartments Company L.L.C. is the operating lessee, owning a 50.00% interest in the co-tenancy, for an aggregate ownership interest of 31.18% in the property.
(9)	Total exchange value of the management companies excludes the value attributable to the supervisor’s overrides, which are included in the value of the overrides that the Malkin Holdings group holds in the subject LLCs and the private entities.

Allocation of Common Stock and Operating Partnership Units

The method utilized to allocate common stock and operating partnership units is as follows:

•

Level 1 Allocation: The shares of common stock and operating partnership units will be allocated among the subject LLCs, the private entities and the management companies based upon the exchange value of each subject LLC, each private entity and the management companies relative to the aggregate estimated exchange value of all of the subject LLCs, the private entities and the management companies, as determined by the independent valuer and approved by the supervisor. The supervisor believes that the exchange value constitutes a reasonable basis for such allocation. The composition of the consideration issuable to each of the subject LLCs, and private entities will be based on the elections made by the participants.

•

Level 2 Allocation: Within each subject LLC, the operating partnership units, Class A common stock and Class B common stock allocable to the subject LLC will be allocated among the participants holding participation interests in the subject LLC (including the supervisor in respect of its override interests) in accordance with the provisions of the subject LLC’s operating agreement and other agreements relating to distributions upon liquidation of the subject LLC. To obtain the participants’ share of the common stock and operating partnership units of an applicable LLC, the common stock and operating partnership units allocated to each subject LLC (which will be determined in accordance with the Level 1 Allocation) will be allocated to each participant after allocation of the overrides in proportion to the percentage of participation interests it holds.

With respect to Empire State Building Associates L.L.C. and 250 West 57th St. Associates L.L.C., which have voluntary override programs, the voluntary capital transaction override then will be deducted only from the distributions allocable to those participants that have consented to the voluntary capital transaction override, and the distributions allocable to participants that have not consented to the voluntary capital transaction override program will be determined without any deduction for these payments.

Since each subject LLC will receive capital transaction proceeds from its contribution of assets to the company and distribute such proceeds to all its interest holders including the participants and the supervisor, as holder of the override interests, the consideration allocable to the supervisor, as holder of the override interests, will be determined based on the amount to which it is entitled under such constituent documents in connection with a distribution by each subject LLC of capital transaction proceeds. Accordingly, the amounts of consideration to each participant will take into account the override interests held by the supervisor for each of the subject LLCs. See “Exchange Value and Allocation of Operating Partnership Units and Common Stock – Derivation of Exchange Values” in the supplement for your subject LLC for a description of the allocation of consideration for your subject LLC.

The presentation of the number of operating partnership units and shares of common stock that a participant would receive is based on the aggregate exchange value and the hypothetical $10 per share exchange value arbitrarily assigned by the supervisor for illustrative purposes only. The actual number of operating partnership units and shares of common stock allocated to each participant and the number of operating partnership units allocated with respect to the voluntary capital transaction overrides, will be determined based on the amount of each subject LLC’s allocation (which will be determined in accordance with the Level 1 Allocation) of the common stock, on a fully-diluted basis. The number of shares of Class A common stock, Class B common stock, and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price, without giving effect to shares of Class A common stock issued in the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

The following paragraphs describe the allocations.

Allocation of Common Stock and Operating Partnership Units among the Subject LLCs, the Private

Entities and the Management Companies

The number of shares of common stock and operating partnership units actually issued in the consolidation will be equal to the aggregate enterprise value divided by the IPO price. For illustrative purposes only, this prospectus/consent solicitation includes information regarding the allocation of common stock and operating partnership units based on a hypothetical value of $10 per share and a hypothetical enterprise value equal to the aggregate exchange value arbitrarily assigned by the supervisor to illustrate the allocation of the common stock and operating partnership units and to determine the hypothetical number of outstanding common stock and operating partnership units.

The table below shows such illustrative allocation of common stock and operating partnership units among each subject LLC, each private entity and the management companies assuming:

•	that all subject LLCs participate in the consolidation;

•	that all private entities participate in the consolidation;

•

that all participants in the private entities and the equity owners of the management companies receive operating partnership units or shares of common stock. The actual number of shares of common stock and operating partnership units allocated to each private entity upon consummation of the consolidation will be reduced by an amount equal to the number of shares of common stock or operating partnership units that would have been issuable to participants in the private entities that receive cash and

•	that the enterprise value of the company in connection with the IPO is equal to the aggregate exchange value.

Entity(1)	Exchange Value	Number of Shares of Common Stock, on a Fully-Diluted Basis(2)	Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis
Empire State Building Associates L.L.C.	$1,209,442,285	120,944,229	30.3%
60 East 42nd St. Associates L.L.C.	$303,007,222	30,300,722	7.6%
250 West 57th St. Associates L.L.C.	$142,086,267	14,208,627	3.6%
Empire State Building Company L.L.C.(3)	$1,189,775,581	118,977,558	29.8%
Lincoln Building Associates L.L.C.(4)	$286,921,306	28,692,131	7.2%
Fisk Building Associates L.L.C.(5)	$131,287,437	13,128,744	3.3%
1333 Broadway Associates L.L.C.	$136,432,404	13,643,240	3.4%
1350 Broadway Associates L.L.C.	$145,057,081	14,505,708	3.6%
Marlboro Building Associates L.L.C.	$142,870,166	14,287,017	3.6%
Seventh & 37th Building Associates L.L.C.	$56,063,072	5,606,307	1.4%
501 Seventh Avenue Associates L.L.C.	$52,625,499	5,262,550	1.3%
Soundview Plaza Associates II L.L.C.	$15,375,300	1,537,530	0.4%
East West Manhattan Retail Portfolio L.P.	$26,582,583	2,658,258	0.7%
One Station Place, Limited Partnership	$36,970,060	3,697,006	0.9%
New York Union Square Retail L.P.	$27,098,031	2,709,803	0.7%
Westport Main Street Retail L.L.C.	$4,925,541	492,554	0.1%
Fairfax Merrifield Associates L.L.C.	$4,212,136	421,214	0.1%
Merrifield Apartments Company L.L.C.	$4,212,136	421,214	0.1%
First Stamford Place L.L.C.	$4,832,916	483,292	0.1%
1185 Swap Portfolio L.P.	$22,016,833	2,201,683	0.6%
Fairfield Merrittview Limited Partnership	$8,232,647	823,265	0.2%
500 Mamaroneck Avenue L.P.	$5,986,141	598,614	0.2%
BBSF LLC	$14,600,000	1,460,000	0.4%
Supervisor and Management Companies
Malkin Holdings, LLC(6)	$5,896,278	589,628	0.1%
Malkin Properties	$4,250,000	425,000	0.1%
Malkin Construction Corp.	$5,775,000	577,500	0.1%
Total	$15,921,278	1,592,128	0.4%
Total	$3,986,533,923	398,653,392	100.0%

(1)	Excludes three private entities which are the ground lessees and an operating lessee of two properties that are supervised by the supervisor, having an aggregate exchange value of $551,686,612. The operating partnership has entered into option agreements pursuant to which it has the option to acquire their property interests upon the final resolution of certain ongoing litigation with respect to these properties. The exchange values of such properties are the exchange values the properties would have had if the litigation is resolved, and were determined on a basis consistent with the exchange values of the subject LLCs and the private entities. If the option properties are included in the consolidation, the aggregate exchange value would increase by the total exchange value of the option properties, and the individual exchange values of the other properties would not be affected. The relative share of the aggregate exchange value of each of the subject LLCs would be calculated based on the aggregate exchange value including the private entities that own the option properties.
(2)	The number of shares of common stock issued, on a fully-diluted basis, equals the number of shares of Class A common stock issued in the consolidation plus shares of Class A common stock issuable upon the exchange of operating partnership units or upon conversion of Class B common stock for shares of Class A common stock on a one-for-one basis. To the extent that participants in the private entities that are non-accredited investors or charitable organizations receive cash, the common stock which would have been issued to them, will not be issued. As a result, the number of outstanding shares of common stock will be reduced and the percentage of the common stock each other participant owns will increase. The actual number of shares of common stock, on a fully-diluted basis, and the value allocated to each participant in the subject LLCs and the private entities will be based on the enterprise value in connection with the IPO and the IPO price. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.
(3)	Operating lessee of Empire State Building Associates L.L.C.
(4)	Operating lessee of 60 East 42nd St. Associates L.L.C.
(5)	Operating lessee of 250 West 57th St. Associates L.L.C.
(6)	Total exchange value of the supervisor excludes the value attributable to the supervisor’s overrides, which are included in the value of the overrides that the Malkin Holdings group holds in the subject LLCs and the private entities.

Allocation of Common Stock and Operating Partnership Units among the Participants and the Supervisor and the Malkin Holdings Group

The common stock and operating partnership units to be allocated among the subject LLCs, the private entities and the management companies will be allocated among the participants holding participation interests and the supervisor and the Malkin Holdings group in each subject LLC and private entity on account of override interests in accordance with the provisions of the subject LLC’s operating agreement and other agreements relating to distributions upon liquidation of the subject LLC.

A description of the allocations for each of the subject LLCs is shown in the supplement for each subject LLC.

Entity(1)	Exchange Value	Common Stock or Operating Partnership Unit Allocation(2)	Percentage of Total Exchange Value or Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(3)
Empire State Building Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group (subject to voluntary override)	$973,530,852	97,353,085	24.4%
Participants other than the supervisor and the Malkin Holdings group (not subject to voluntary override)	$47,027,567	4,702,757	1.2%
The supervisor and the Malkin Holdings group as holders of participation interests	$78,310,305	7,831,030	2.0%
Override Interests to the Malkin Holdings group	$110,573,562	11,057,356	2.8%
Other Override Interests	$0	0	0.0%

Total	$1,209,442,286	120,944,228	30.3%

Entity(1)	Exchange Value	Common Stock or Operating Partnership Unit Allocation(2)	Percentage of Total Exchange Value or Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(3)
60 East 42nd St. Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$250,929,947	25,092,995	6.3%
The supervisor and the Malkin Holdings group as holders of participation interests	$21,874,553	2,187,455	0.5%
Override Interests to the Malkin Holdings group	$30,202,722	3,020,272	0.8%
Other Override Interests	$0	0	0.0%

Total	$303,007,222	30,300,722	7.6%
250 West 57th St. Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group (subject to voluntary override)	$96,257,716	9,625,772	2.4%
Participants other than the supervisor and the Malkin Holdings group (not subject to voluntary override)	$25,733,402	2,573,340	0.6%
The supervisor and the Malkin Holdings group as holders of participation interests	$9,530,308	953,031	0.2%
Override Interests to the Malkin Holdings group	$10,564,842	1,056,484	0.3%
Other Override Interests	$0	0	0.0%

Total	$142,086,268	14,208,627	3.6%
Empire State Building Company L.L.C.(4)
Participants other than the supervisor and the Malkin Holdings group	$1,055,802,401	105,580,240	26.5%
The supervisor and the Malkin Holdings group as holders of participation interests	$25,307,051	2,530,705	0.6%
Override Interests to the Malkin Holdings group	$54,167,577	5,416,758	1.4%
Other Override Interests(5)	$54,498,551	5,449,855	1.4%

Total	$1,189,775,580	118,977,558	29.8%
Lincoln Building Associates L.L.C.(6)
Participants other than the supervisor and the Malkin Holdings group	$238,861,987	23,886,199	6.0%
The supervisor and the Malkin Holdings group as holders of participation interests	$19,367,188	1,936,719	0.5%
Override Interests to the Malkin Holdings group	$28,692,131	2,869,213	0.7%
Other Override Interests	$0	0	0.0%

Total	$286,921,306	28,692,131	7.2%
Fisk Building Associates L.L.C.(7)
Participants other than the supervisor and the Malkin Holdings group	$75,843,963	7,584,396	1.9%
The supervisor and the Malkin Holdings group as holders of participation interests	$15,974,739	1,597,474	0.4%
Override Interests to the Malkin Holdings group	$27,553,025	2,755,302	0.7%
Other Override Interests(8)	$11,915,710	1,191,571	0.3%

Total	$131,287,437	13,128,743	3.3%

Entity(1)	Exchange Value	Common Stock or Operating Partnership Unit Allocation(2)	Percentage of Total Exchange Value or Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(3)
1333 Broadway Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$108,837,891	10,883,789	2.7%
The supervisor and the Malkin Holdings group as holders of participation interests	$27,594,513	2,759,451	0.7%
Override Interests to the Malkin Holdings group	$0	0	0.0%
Other Override Interests	$0	0	0.0%

Total	$136,432,404	13,643,240	3.4%
1350 Broadway Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$125,338,225	12,533,822	3.1%
The supervisor and the Malkin Holdings group as holders of participation interests	$5,251,758	525,176	0.1%
Override Interests to the Malkin Holdings group	$14,467,098	1,446,710	0.4%
Other Override Interests	$0	0	0.0%

Total	$145,057,081	14,505,708	3.6%
Marlboro Building Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$125,609,864	12,560,986	3.2%
The supervisor and the Malkin Holdings group as holders of participation interests	$7,888,994	788,899	0.2%
Override Interests to the Malkin Holdings group	$9,371,307	937,131	0.2%
Other Override Interests	$0	0	0.0%

Total	$142,870,165	14,287,017	3.6%
Seventh & 37th Building Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$49,087,658	4,908,766	1.2%
The supervisor and the Malkin Holdings group as holders of participation interests	$2,159,713	215,971	0.1%
Override Interests to the Malkin Holdings group	$4,815,673	481,567	0.1%
Other Override Interests	$0	0	0.0%

Total	$56,063,072	5,606,307	1.4%
501 Seventh Avenue Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$37,668,345	3,766,835	0.9%
The supervisor and the Malkin Holdings group as holders of participation interests	$9,694,604	969,460	0.2%
Override Interests to the Malkin Holdings group	$5,262,550	526,255	0.1%
Other Override Interests	$0	0	0%

Total	$52,625,499	5,262,550	1.3%

Entity(1)	Exchange Value	Common Stock or Operating Partnership Unit Allocation(2)	Percentage of Total Exchange Value or Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(3)
Soundview Plaza Associates II L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$8,646,215	864,621	0.2%
The supervisor and the Malkin Holdings group as holders of participation interests	$6,729,086	672,909	0.2%
Override Interests to the Malkin Holdings group	$0	0	0.0%
Other Override Interests	$0	0	0.0%

Total	$15,375,301	1,537,530	0.4%
East West Manhattan Retail Portfolio L.P.
Participants other than the supervisor and the Malkin Holdings group	$13,276,307	1,327,631	0.3%
The supervisor and the Malkin Holdings group as holders of participation interests	$13,306,276	1,330,628	0.3%
Override Interests to the Malkin Holdings group	$0	0	0.0%
Other Override Interests	$0	0	0.0%

Total	$26,582,583	2,658,259	0.6%
One Station Place, Limited Partnership
Participants other than the supervisor and the Malkin Holdings group	$3,327,305	332,731	0.1%
The supervisor and the Malkin Holdings group as holders of participation interests	$33,642,754	3,364,275	0.8%
Override Interests to the Malkin Holdings group	$0	0	0.0%
Other Override Interests	$0	0	0.0%

Total	$36,970,059	3,697,006	0.9%
New York Union Square Retail L.P.
Participants other than the supervisor and the Malkin Holdings group	$14,202,688	1,420,269	0.4%
The supervisor and the Malkin Holdings group as holders of participation interests	$12,895,343	1,289,534	0.3%
Override Interests to the Malkin Holdings group	$0	0	0.0%
Other Override Interests	$0	0	0.0%

Total	$27,098,031	2,709,803	0.7%
Westport Main Street Retail L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$4,751,157	475,116	0.1%
The supervisor and the Malkin Holdings group as holders of participation interests	$174,384	17,438	0.0%
Override Interests to the Malkin Holdings group	$0	0	0.0%
Other Override Interests	$0	0	0.0%

Total	$4,925,541	492,554	0.1%

Entity(1)	Exchange Value	Common Stock or Operating Partnership Unit Allocation(2)	Percentage of Total Exchange Value or Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(3)
Fairfax Merrifield Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$3,286,966	328,697	0.1%
The supervisor and the Malkin Holdings group as holders of participation interests	$503,956	50,396	0.01%
Override Interests to the Malkin Holdings group	$421,214	42,121	0.01%
Other Override Interests	$0	0	0.0%

Total	$4,212,136	421,213	0.1%
Merrifield Apartments Company L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$1,690,330	169,033	0.04%
The supervisor and the Malkin Holdings group as holders of participation interests	$1,247,634	124,763	0.03%
Override Interests to the Malkin Holdings group	$421,214	42,121	0.01%
Other Override Interests(8)	$852,957	85,296	0.02%

Total	$4,212,135	421,214	0.01%
First Stamford Place L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$2,498,696	249,870	0.1%
The supervisor and the Malkin Holdings group as holders of participation interests	$2,334,220	233,422	0.1%
Override Interests to the Malkin Holdings group	$0	0	0.0%
Other Override Interests	$0	0	0.0%

Total	$4,832,916	483,292	0.2%
1185 Swap Portfolio L.P.
Participants other than the supervisor and the Malkin Holdings group	$5,616,737	561,674	0.1%
The supervisor and the Malkin Holdings group as holders of participation interests	$16,400,097	1,640,010	0.4%
Override Interests to the Malkin Holdings group	$0	0	0.0%
Other Override Interests	$0	0	0.0%

Total	$22,016,834	2,201,684	0.5%
Fairfield Merrittview Limited Partnership
Participants other than the supervisor and the Malkin Holdings group	$4,015,445	401,545	0.1%
The supervisor and the Malkin Holdings group as holders of participation interests	$3,393,937	339,394	0.1%
Override Interests to the Malkin Holdings group	$823,265	82,326	0.1%
Other Override Interests	$0	0	0.0%

Total	$8,232,647	823,265	0.2%

Entity(1)	Exchange Value	Common Stock or Operating Partnership Unit Allocation(2)	Percentage of Total Exchange Value or Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(3)
500 Mamaroneck Avenue L.P.
Participants other than the supervisor and the Malkin Holdings group	$5,835,229	583,523	0.1%
The supervisor and the Malkin Holdings group as holders of participation interests	$150,911	15,091	0.00%
Override Interests to the Malkin Holdings group	$0	0	0.0%
Other Override Interests	$0	0	0.0%

Total	$5,986,141	598,614	0.2%
BBSF LLC
Participants other than the supervisor and the Malkin Holdings group	$0	0	0.0%

The supervisor and the Malkin Holdings group as holders of participation interests	$14,600,000	1,460,000	0.4%
Override Interests to the Malkin Holdings group	$0	0	0.0%
Other Override Interests	$0	0	0.0%

Total	$14,600,000	1,460,000	0.4%
Supervisor and Management Companies(9)	$15,921,278	1,592,128	0.4%

Total	$3,986,533,923	398,653,392	100.0%

(1)	Excludes three private entities which are the ground lessees and an operating lessee of two properties that are supervised by the supervisor, having an aggregate exchange value of $551,686,612. The operating partnership has entered into option agreements pursuant to which it has the option to acquire their property interests upon the final resolution of certain ongoing litigation with respect to these properties. The exchange values of such properties are the exchange values the properties would have had if the litigation is resolved, and were determined on a basis consistent with the exchange values of the subject LLCs and the private entities. If the option properties are included in the consolidation, the aggregate exchange value would increase by the total exchange value of the option properties, and the individual exchange values of the other properties would not be affected. The relative share of the aggregate exchange value of each of the subject LLCs would be calculated based on the aggregate exchange value including the private entities that own the option properties.
(2)	Assumes all holders of participation interests in the private entities and the management companies receive operating partnership units or shares of common stock. Each operating partnership unit provides the same rights to distributions as one share of Class A common stock in the company and, subject to limitations, is redeemable into one share of Class A common stock after a one-year period.
(3)	The number of shares of common stock outstanding, on a fully-diluted basis, equals the number of shares of common stock outstanding plus shares of Class A common stock issuable upon the exchange of operating partnership units or upon conversion of Class B common stock for shares of Class A common stock on a one-for-one basis. To the extent that participants in the private entities that are non-accredited investors or charitable organizations receive cash, the common stock, on a fully-diluted basis, which would have been issued to them, will not be issued. As a result, the number of shares of outstanding common stock, on a fully-diluted basis, will be reduced and the percentage of the common stock, on a fully-diluted basis, each other participant owns will increase.
(4)	Operating lessee of Empire State Building Associates L.L.C.
(5)	The additional overrides not owned by the Malkin Holdings group are owned primarily by members of the Wien group (who are not members of the Malkin Family). Such overrides were created under agreements with participants who acquired their interests from Lawrence A. Wien, and they were transferred to members of the Wien group as descendants of Lawrence A. Wien. In addition, a portion of the overrides held by persons other than the Malkin Holdings group are held by other persons not members of the Wien group who sold their participation interests, but retained an override interest.
(6)	Operating lessee of 60 East 42nd St. Associates L.L.C.
(7)	Operating lessee of 250 West 57th St. Associates L.L.C.
(8)	The additional overrides not owned by the Malkin Holdings group are owned by members of the Wien group (who are not members of the Malkin Family). The override interests were created under the agreements in which participants received their interests from Lawrence A. Wien and were transferred to members of the Wien group as descendants of Lawrence A. Wien.
(9)	Total exchange value of the supervisor excludes the value attributable to the supervisor’s overrides, which are included in the value of the overrides that Malkin Holdings group holds in the subject LLCs and the private entities.

Derivation of Consolidation Expenses

Expenses of the consolidation will be borne by the company if the consolidation is consummated. The following table sets forth as of March 31, 2012 expenses of the consolidation allocated to each subject LLC and each private entity based on the exchange value of each entity. No consolidation expenses were allocated to the management companies. The supervisor estimates that the aggregate consolidation expenses will be $         and that each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. allocable share of these expenses will be $        , $         and $        , respectively.

The expenses related to the consolidation as of March 31, 2012 are summarized in the following table:

Entity	Appraisals	Solicitation	Printing & Mailing	Legal	Accounting	Title, Transfer & Recording	Pre-formation Costs	Total Expenses
Empire State Building Associates L.L.C.	$304,296	$154,494	$58,287	$3,704,213	$5,245,017	$167	$1,557,488	$11,023,961
60 East 42nd St. Associates L.L.C.	$76,237	$38,706	$14,603	$928,034	$1,314,059	$42	$390,205	$2,761,884
250 West 57th St. Associates L.L.C.	$35,749	$18,150	$6,848	$435,174	$616,189	$20	$182,975	$1,295,104
Empire State Building Company L.L.C.(1)	$299,348	$151,982	$57,339	$3,643,978	$5,159,728	$165	$1,532,161	$10,844,701
Lincoln Building Associates L.L.C.(2)	$72,343	$36,729	$13,857	$880,631	$1,246,939	$40	$370,274	$2,620,812
Fisk Building Associates L.L.C.(3)	$33,230	$16,871	$6,365	$404,512	$572,772	$18	$170,083	$1,203,851
1333 Broadway Associates L.L.C.	$34,326	$17,428	$6,575	$417,858	$591,670	$19	$175,694	$1,243,569
1350 Broadway Associates L.L.C.	$36,496	$18,530	$6,991	$444,273	$629,072	$20	$186,801	$1,322,183
Marlboro Building Associates L.L.C.	$35,946	$18,250	$6,885	$437,575	$619,588	$20	$183,984	$1,302,249
Seventh & 37th Building Associates L.L.C.	$14,105	$7,161	$2,702	$171,707	$243,130	$8	$72,197	$511,010
501 Seventh Avenue Associates L.L.C.	$13,241	$6,722	$2,536	$161,178	$228,222	$7	$67,770	$479,677
Soundview Plaza Associates II L.L.C.	$3,868	$1,964	$741	$47,091	$66,678	$2	$19,800	$140,145
East West Manhattan Retail Portfolio L.P.	$6,688	$3,396	$1,281	$81,416	$115,281	$4	$34,232	$242,298
One Station Place, Limited Partnership	$9,302	$4,723	$1,782	$113,230	$160,329	$5	$47,609	$336,979
New York Union Square Retail L.P.	$6,818	$3,461	$1,306	$82,994	$117,517	$4	$34,896	$246,996
Westport Main Street Retail L.L.C.	$1,239	$629	$237	$15,086	$21,361	$1	$6,343	$44,896
Fairfax Merrifield Associates L.L.C.	$1,060	$538	$203	$12,901	$18,267	$1	$5,424	$38,393
Merrifield Apartments Company L.L.C.	$1,060	$538	$203	$12,901	$18,267	$1	$5,424	$38,393
First Stamford Place L.L.C.	$1,216	$617	$233	$14,802	$20,959	$1	$6,224	$44,052
1185 Swap Portfolio L.P.	$5,539	$2,812	$1,061	$67,432	$95,481	$3	$28,353	$200,682
Fairfield Merrittview Limited Partnership	$2,071	$1,052	$397	$25,214	$35,703	$1	$10,602	$75,040
500 Mamaroneck Avenue L.P.	$1,506	$765	$288	$18,334	$25,960	$1	$7,709	$54,563
BBSF LLC	$3,673	$1,865	$704	$44,716	$63,316	$2	$18,801	$133,078
112 West 34th Street Company L.L.C.	$36,146	$18,352	$6,924	$440,009	$623,035	$20	$185,008	$1,309,493
112 West 34th Street Associates L.L.C.	$37,770	$19,176	$7,235	$459,774	$651,021	$21	$193,318	$1,368,315
1400 Broadway Associates L.L.C.	$64,889	$32,945	$12,429	$789,892	$1,118,456	$36	$332,121	$2,350,767

Total	$1,138,164	$577,856	$218,010	$13,854,923	$19,618,016	$626	$5,825,495	$41,233,090

(1)	Operating lessee of Empire State Building Associates L.L.C.
(2)	Operating lessee of 60 East 42nd St. Associates L.L.C.
(3)	Operating lessee of 250 West 57th St. Associates L.L.C.

Estimated Exchange Value of Common Stock

The following table sets forth for each subject LLC, each private entity and the management companies:

•	the exchange value of each subject LLC, each private entity and the management companies;

•	the percentage of total exchange value and percentage of total shares of common stock, on a fully-diluted basis, to be issued;

•

the number of shares of common stock, on a fully-diluted basis, to be allocated to each subject LLC, each private entity and the management companies based on the hypothetical exchange value of $10 per share arbitrarily assigned by the supervisor for illustrative purposes, including the number of operating partnership units to be allocated on account of the override interests of the supervisor and the Malkin Holdings group;

•

the value of common stock or operating partnership units based on the hypothetical exchange value of $10 per share arbitrarily assigned by the supervisor for illustrative purposes for each $1,000 of original investment in each subject LLC and its operating lessee;

•

the book value (deficit) of the assets determined in accordance with U.S. generally accepted accounting principles, which is referred to herein as GAAP, per $1,000 of original investment in each subject LLC and its operating lessee and

•	the number of shares of common stock, on a fully-diluted basis, per $1,000 original investment in each subject LLC and its operating lessee:

		Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(4)		Per $1,000 Original Investment (except as otherwise noted)
Entity(1)	Total Exchange Value(2)(3)		Number of Shares of Common Stock, on a Fully-Diluted Basis(4)(5)	Value of Shares of Common Stock or Operating Partnership Units(3)	GAAP Book Value (Deficit) as of March 31, 2012	Number of Shares of Common Stock, on a Fully-Diluted Basis(5)
Empire State Building Associates L.L.C.
Participants (subject to voluntary override)	$1,026,181,242	25.7%	102,618,124	$33,085	$35	3,308
Participants (not subject to voluntary override)	$72,687,481	1.8%	7,268,748	$36,650	$35	3,665
Override Interests to the Malkin Holdings group(6)	$110,573,562	2.8%	11,057,356	NA	NA	NA
Other Override Interests	$0	0%	0	NA	NA	NA

Total	$1,209,442,285	30.4%	120,944,228
60 East 42nd St. Associates L.L.C.
Participants	$272,804,500	6.8%	27,280,450	$38,972	$(1,887)	3,897
Override Interests to the Malkin Holdings group	$30,202,722	0.8%	3,020,272	NA	NA	NA
Other Override Interests	$0	0%	0	NA	NA	NA

Total	$303,007,222	7.6%	30,300,722

		Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(4)		Per $1,000 Original Investment (except as otherwise noted)
Entity(1)	Total Exchange Value(2)(3)		Number of Shares of Common Stock, on a Fully-Diluted Basis(4)(5)	Value of Shares of Common Stock or Operating Partnership Units(3)	GAAP Book Value (Deficit) as of March 31, 2012	Number of Shares of Common Stock, on a Fully-Diluted Basis(5)
250 West 57th St. Associates L.L.C.
Participants (subject to voluntary override)	$100,722,912	2.5%	10,072,291	$35,722	$(1,388)	3,572
Participants (not subject to voluntary override)	$30,798,514	0.8%	3,079,851	$39,468	$(1,388)	3,947
Override Interests to the Malkin Holdings group(6)	$10,564,842	0.3%	1,056,484	NA	NA	NA
Other Override Interests	$0	0%	0	NA	NA	NA

Total	$142,086,268	3.6%	14,208,626
Empire State Building Company L.L.C.(7)(8)
Members and Participants	$1,081,109,453	27.1%	108,110,945	$10,811,095	$2,601,832	1,081,109
Override Interests to the Malkin Holdings group	$54,167,577	1.4%	5,416,758	NA	NA	NA
Other Override Interests	$54,498,551	1.4%	5,449,855	NA	NA	NA

Total	$1,189,775,581	29.9%	118,977,558
Lincoln Building Associates L.L.C.(9)
Members	$258,229,175	6.5%	25,822,918	$258,229	$54,697	25,823
Override Interests to the Malkin Holdings group	$28,692,131	0.7%	2,869,213	NA	NA	NA
Other Override Interests	$0	0%	0	NA	NA	NA

Total	$286,921,306	7.2%	28,692,131
Fisk Building Associates L.L.C.(10)
Members and Participants	$91,818,702	2.3%	9,181,870	$918,187	$256,765	91,818
Override Interests to the Malkin Holdings group	$27,553,025	0.7%	2,755,302	NA	NA	NA
Other Override Interests	$11,915,710	0.3%	1,191,571	NA	NA	NA

Total	$131,287,437	3.3%	13,128,743
1333 Broadway Associates L.L.C.
Members	$136,432,404	3.4%	13,643,240
1350 Broadway Associates L.L.C.
Peter L. Malkin—50% Group	$58,061,442	1.5%	5,806,144
Override Interests to the Malkin Holdings group	$14,467,098	0.4%	1,446,710
Other Override Interests	$0	0%	0
David M. Baldwin—50% Group	$72,528,541	1.8%	7,252,854

Total	$145,057,081	3.7%	14,505,708

		Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(4)		Per $1,000 Original Investment (except as otherwise noted)
Entity(1)	Total Exchange Value(2)(3)		Number of Shares of Common Stock, on a Fully-Diluted Basis(4)(5)	Value of Shares of Common Stock or Operating Partnership Units(3)	GAAP Book Value (Deficit) as of March 31, 2012	Number of Shares of Common Stock, on a Fully-Diluted Basis(5)
Marlboro Building Associates L.L.C.
Members	$133,498,858	3.4%	13,349,886
Override Interests to the Malkin Holdings group(6)	$9,371,307	0.2%	937,131
Other Override Interests	$0	0%	0

Total	$142,870,165	3.5%	14,287,017
Seventh & 37th Building Associates L.L.C.
Participants	$51,247,399	1.3%	5,124,740
Override Interests to the Malkin Holdings group(6)	$4,815,673	0.1%	481,567
Other Override Interests	$0	0%	0

Total	$56,063,072	1.4%	5,606,307
501 Seventh Avenue Associates L.L.C.
Member	$47,362,949	1.2%	4,736,295
Override Interests to the Malkin Holdings group	$5,262,550	0.1%	526,255
Other Override Interests	$0	0%	0

Total	$52,625,499	1.2%	5,262,550
Soundview Plaza Associates II L.L.C.(11)
Malkin Co-Investor Capital L.P.(General Partner)(12)	$81,335	0.0%	8,134
Malkin Co-Investor Capital L.P.(Class A LPs)	$8,052,199	0.2%	805,220
Malkin Co-Investor Capital L.P.(Class B LPs)(13)	$0	0.0%	0
Peter L. Malkin	$3,713,727	0.1%	371,373
New Soundview Plaza Associates, Limited Partnership	$3,528,039	0.1%	352,804

Total	$15,375,300	0.4%	1,537,531
East West Manhattan Retail Portfolio L.P.
General Partner(12)	$265,826	0.0%	26,583
Class A LPs	$13,158,378	0.3%	1,315,838
Class B LP(13)	$13,158,378	0.3%	1,315,838

Total	$26,582,582	0.6%	2,658,259
One Station Place, Limited Partnership(11)
General Partner(12)	$369,701	0.0%	36,970
Class A LP	$3,327,305	0.1%	332,731
Class B LPs	$33,273,054	0.8%	3,327,305

Total	$36,970,060	0.9%	3,697,006

		Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(4)		Per $1,000 Original Investment (except as otherwise noted)
Entity(1)	Total Exchange Value(2)(3)		Number of Shares of Common Stock, on a Fully-Diluted Basis(4)(5)	Value of Shares of Common Stock or Operating Partnership Units(3)	GAAP Book Value (Deficit) as of March 31, 2012	Number of Shares of Common Stock, on a Fully-Diluted Basis(5)
New York Union Square Retail L.P.
General Partner(12)	$270,980	0.0%	27,098
Class A LPs	$13,413,525	0.3%	1,341,353
Class B LP(13)	$13,413,525	0.3%	1,341,353

Total	$27,098,030	0.6%	2,709,804
Westport Main Street Retail L.L.C.(11)
Manager(12)	$49,255	0.0%	4,926
Class A Members	$4,876,286	0.1%	487,629
Class B Member(13)	$0	0.0%	0

Total	$4,925,541	0.1%	492,555
Fairfax Merrifield Associates L.L.C.
Participants	$3,790,922	0.1%	379,092
Override Interests to the Malkin Holdings group	$421,214	0.01%	42,121
Other Override Interests	$0	0%	0

Total	$4,212,136	0.1%	421,213
Merrifield Apartments Company L.L.C.
55% Members	$2,085,007	0.1%	208,501
45% Members	$852,957	0.0%	85,296
Override Interests to the Malkin Holdings group	$421,214	0.01%	42,121
Other Override Interests	$852,957	0.02%	85,296

Total	$4,212,135	0.0%	421,214
First Stamford Place L.L.C.
Class A & A2 Members	$2,392,293	0.1%	239,229
Manager(14)	$48,329	0.0%	4,833
Class B Member(13)	$2,392,293	0.1%	239,229

Total	$4,832,915	0.2%	483,291
1185 Swap Portfolio L.P.(11)
1185 Bank L.L.C.(General Partner)(12)	$200,632	0.0%	20,063
1185 Gotham L.L.C.(General Partner)(11)	$238,302	0.0%	23,830

Total (General Partner)	$438,934	0.0%	43,893
1185 Bank L.L.C.(Class 1 LP)	$9,863,030	0.2%	986,303
1185 Gotham L.L.C.(Class 1 LP)	$11,714,868	0.3%	1,171,487

Total (Class 1 LP)	$21,577,898	0.5%	2,157,790
1185 Bank L.L.C.(Class 2 LP)	$0	0.0%	0
1185 Gotham L.L.C.(Class 2 LP)	$0	0.0%	0

Total (Class 2 LP)	$0	0.0%	0
Total (1185 Swap Portfolio L.P.)	$22,016,832	0.5%	2,201,683

		Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(4)		Per $1,000 Original Investment (except as otherwise noted)
Entity(1)	Total Exchange Value(2)(3)		Number of Shares of Common Stock, on a Fully-Diluted Basis(4)(5)	Value of Shares of Common Stock or Operating Partnership Units(3)	GAAP Book Value (Deficit) as of March 31, 2012	Number of Shares of Common Stock, on a Fully-Diluted Basis(5)
Fairfield Merrittview Limited Partnership(11)
General Partner(12)	$74,094	0.0%	7,409
Class A LP	$4,042,233	0.1%	404,223
Class B LP(13)	$3,293,056	0.1%	329,306
Override Interests to the Malkin Holdings group	$823,265	0.02%	82,326
Other Override Interests	$0	0%	0

Total	$8,232,648	0.2%	823,264
500 Mamaroneck Avenue L.P.
Class A LPs	$4,444,709	0.1%	444,471
Class B LPs(13)	$0	0.0%	0
General Partner(12)	$44,896	0.0%	4,490
Co-Tenant	$1,496,535	0.0%	149,654

Total	$5,986,140	0.1%	598,615
BBSF LLC	$14,600,000	0.4%	1,460,000
Supervisor and Management Companies Malkin Holdings, LLC(15)	$5,896,278	0.1%	589,628
Malkin Properties(16)	$4,250,000	0.1%	425,000
Malkin Construction Corp.	$5,775,000	0.1%	577,500

Total	$15,921,278	0.4%	1,592,128

Total	$3,986,533,923	100.0%	398,653,392

Overrides (including Class B interests) held by the Supervisor and the Malkin Holdings group	$328,548,448	8.2%	32,854,845
Overrides (including Class B interests) of other Persons	$68,598,053	1.7%	6,859,805

(1)	Excludes three private entities which are the ground lessees and an operating lessee of two properties that are supervised by the supervisor, having an aggregate exchange value of $551,686,612. The operating partnership has entered into option agreements pursuant to which it has the option to acquire their property interests upon the final resolution of certain ongoing litigation with respect to these properties. The exchange values of such properties are the exchange values the properties would have had if the litigation is resolved, and were determined on a basis consistent with the exchange values of the subject LLCs and the private entities. If the option properties are included in the consolidation, the aggregate exchange value would increase by the total exchange value of the option properties, and the individual exchange values of the other properties would not be affected. The relative share of the aggregate exchange value of each of the subject LLCs would be calculated based on the aggregate exchange value including the private entities that own the option properties.
(2)	The exchange value is determined as described in “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Derivation of Exchange Value.”
(3)	The exchange value of each subject LLC, each private entity and the management companies is based on each subject LLC’s, each private entity’s and each management company’s assets and liabilities included in the quarterly balance sheets of the subject LLC, private entity or the management companies, as of June 30, 2011. The exchange value will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation.

(4)	The number of shares of common stock issued, on a fully-diluted basis, equals the number of shares of Class A common stock outstanding plus shares of Class A common stock issuable upon the exchange of operating partnership units or upon conversion of Class B common stock for shares of Class A common stock on a one-for-one basis. To the extent that participants in the private entities that are non-accredited investors or charitable organizations receive cash, the Class A common stock, which would have been issued to them, will not be issued. As a result, the number of outstanding shares of Class A common stock will be reduced and the percentage of the Class A common stock each participant owns will increase.
(5)	The number of shares of common stock, on a fully-diluted basis, assumes that none of the participants in the private entities receive cash. The number of shares of common stock, on a fully-diluted basis, issuable to each subject LLC, as set forth in the table, was determined by dividing the exchange value for the subject LLC by $10, which is the hypothetical value that the supervisor arbitrarily assigned for illustrative purposes. The number of shares of Class A common stock, Class B common stock, and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price. Enterprise value is calculated without giving effect to shares of Class A common stock issued in the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.
(6)	Represents a voluntary capital override, which was voluntarily agreed to by certain participants.
(7)	Operating lessee of Empire State Building Associates L.L.C.
(8)	Information is provided per 1% interest instead of per $1,000 original investment.
(9)	Operating lessee of 60 East 42nd St. Associates L.L.C.
(10)	Operating lessee of 250 West 57th St. Associates L.L.C.
(11)	Based on financial statements prepared on a tax basis and not in accordance with GAAP.
(12)	The general partner is an affiliate of the supervisor.
(13)	The Class B interests are equivalent to override interests.
(14)	The manager is an affiliate of the supervisor.
(15)	Total exchange value of the supervisor excludes the value attributable to the supervisor’s overrides, which are included in the value of the overrides that the Malkin Holdings group holds in the subject LLCs and the private entities.
(16)	Refers collectively to Malkin Properties, L.L.C. Malkin Properties of New York, L.L.C. and Malkin Properties of Connecticut, L.L.C. (collectively “Malkin Properties”).

CONFLICTS OF INTEREST

Supervisor

The supervisor acts as supervisor to the subject LLCs and the private entities. Members of the supervisor act as agents for groups of participants under the organizational documents of the subject LLCs and certain of the private entities and are general partners or managing members of certain of the private entities. From inception of the subject LLCs, the supervisor and its affiliates have served in these capacities with conflicts of interest and as such have conflicts in connection with the consolidation. The supervisor and its affiliates that act in such capacities have independent obligations to assess whether the terms of the consolidation or a third-party portfolio transaction are fair and equitable to the participants in each subject LLC without regard to whether the consolidation or a third-party portfolio transaction is fair and equitable to any of the participants in other subject LLCs and the private entities. While your supervisor has in good faith sought to discharge its obligations to your subject LLC, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to all other subject LLCs and private entities. If each subject LLC had a separate supervisor and separate agents who did not serve in a similar capacity for any of the other subject LLC or private entity, the supervisor would have had an independent perspective, which might have led it to advocate positions during the negotiations and structuring of the consolidation differently from those taken by the supervisor and may have been more beneficial to the subject LLC. In addition, certain executives of the supervisor will be members of the senior management team and Anthony E. Malkin will be Chairman, Chief Executive Officer, President and a director of the company, and the principals, executives and employees of the supervisor could be officers, directors and/or employees of the acquiring entity following the consummation of a third-party portfolio transaction. The independent directors will act on behalf of the company in connection with any matter that arises subsequent to the closing of the consolidation with respect to the distribution and compensation arrangements of the Malkin Holdings group described in this prospectus/consent solicitation that involves a conflict of interest.

Substantial Benefits to the Supervisor and its Affiliates

The supervisor and the Malkin Holdings group currently receive substantial benefits and from inception of the subject LLCs have had conflicts of interest in connection with the subject LLCs, including in connection with the consolidation or a third-party portfolio transaction. The Malkin Holdings group also could receive certain benefits from a third-party portfolio transaction. These benefits could exceed the benefits that the supervisor and its affiliates would receive from continued ownership of their interests in the subject LLCs and continuing to act as supervisor to the subject LLCs, and, as a result, the supervisor may have a conflict of interest in recommending that participants vote “FOR” the consolidation and the third-party portfolio proposal. These conflicts and benefits include:

The supervisor and the Malkin Holdings group will receive shares of Class A common stock, Class B common stock and operating partnership units. If the consolidation is consummated, the Malkin Holdings group will receive 64,174,538 shares of Class A common stock, Class B common stock and operating partnership units in exchange for their interests in the subject LLCs and the private entities, including their override interests, and the management companies, having an aggregate value of $641,745,376, which they will receive in accordance with the allocation of exchange value based on the Appraisal of the independent valuer. The amounts allocated to the Malkin Holdings group are based on the hypothetical $10 per share exchange value that the supervisor arbitrarily assigned for illustrative purposes, and consist of their interests as participants which will be allocated to them on the same basis as other participants, their interests as holders of override interests that will be allocated to them in accordance with the subject LLCs’ and private entities’ organizational documents, and, with respect to their interests in the management companies, in accordance with the valuations of the management companies by the independent valuer. This is in addition to shares of Class A common stock issuable in respect of the voluntary pro rata reimbursement program consented to by participants in the subject LLCs in connection with the solicitation with respect to the consolidation and its share of distributions of any cash available for distribution from the subject LLCs prior to the consolidation.

Members and officers of the supervisor will become officers and senior management of the company after the consolidation and will receive salary and benefits which will be approved by the board of directors.

Following the consolidation, as is customary in connection with formation of a REIT, Anthony E. Malkin, David A. Karp, Thomas P. Durels and Thomas N. Keltner, Jr., executives of the supervisor will be members of the senior management team and Anthony E. Malkin, an executive and principal of the supervisor, will be Chairman, Chief Executive Officer, President and a director. They may receive equity incentives, including restricted stock grants under the company’s performance-based incentive plan and any other plan approved by the stockholders of the company. The benefits that may be realized by them may exceed the benefits that they would expect to derive from the subject LLCs or the private entities if the consolidation does not occur.

Some individuals will receive benefits under employment agreements with the company. In publicly traded companies, it is customary practice for the company to enter into employment agreements with key employees. As such, the company intends to enter into an employment agreement with Anthony E. Malkin, providing for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances and issuance of equity awards as described under “Management—Employment Agreement.”

Some individuals will be relieved of certain guarantee obligations. Peter L. Malkin and Anthony E. Malkin will be released from or otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $1.12 billion of mortgage loans (including currently undrawn amounts) on the company’s properties, which will be assumed by the company upon closing of the IPO and the consolidation in respect of obligations arising after the closing. The guarantees and indemnities with respect to mortgage loans of many of the existing entities, including the subject LLCs, were undertaken by Messrs. Malkin and Malkin to meet a conventional lender requirement which became standard only long after such entities were formed. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with the company’s assumption of these mortgage loans, it will seek to have the guarantors released from these guarantees and indemnities and to have the company’s operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders do not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following the IPO and the consolidation, the company’s operating partnership will enter into indemnification agreements with the guarantors and/or indemnitors pursuant to which the company’s operating partnership will be obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness. The company believes that since the mortgage loans relating to the guarantees and indemnities will be assumed by the company upon closing of the consolidation, and it will have greater financial resources than the individual property owning entities which are subject to the mortgage loans, it is appropriate and consistent with market practice for Messrs. Malkin and Malkin to be indemnified by the company’s operating partnership if the lenders do not consent to the release of these guarantors and/or indemnitors. Under the organizational documents of the subject LLCs and private entities and applicable law, Messrs. Malkin and Malkin are already generally entitled to indemnification from the participants in the subject LLCs and the private entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence, including any such liabilities under these guarantees and indemnities. In addition, in connection with future mortgage loans that the company would enter into in connection with future property acquisitions or refinancing of the company’s properties, the company intends to enter into any necessary guarantees directly, and neither Messrs. Malkin and Malkin nor any of the company’s other directors, executive officers or stockholders would be expected to enter into such guarantees.

Certain loans will be repaid. In addition, 1185 Swap Portfolio L.P., which owns an interest in Ten Bank Street, White Plains, and One Gotham Street, New York, New York, two entities which will contribute properties to the company in the consolidation will repay a loan in the amount of approximately $2.0 million relating to River Oaks Apartments, Rochester Hills, Michigan, a property not included in the consolidation to Anthony E. Malkin, Peter L. Malkin and certain other persons by applying a portion of the consideration received by it in the consolidation. The loan, which is an obligation of 1185 Swap Portfolio L.P., was made for the purpose of providing funds for the operation of River Oaks Apartments, a property owned by 1185 Swap Portfolio, L.P., which is not being contributed to the company.

Some individuals will be indemnified by the company against claims, including claims for actions on behalf of the supervisor. Members, managers and officers of the supervisor, who will be employed by the company, will be indemnified by the company for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against them for actions taken as officers and as a director of the company and for actions taken on behalf of the supervisor and other management companies, in their capacities as such, including actions relating to the consolidation.

Some individuals will have the benefit of a tax protection agreement. As part of the consolidation, the operating partnership intends to enter into a tax protection agreement with Peter L. Malkin and Anthony E. Malkin pursuant to which the operating partnership will agree to indemnify the Wien group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property), against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 1.6% of the aggregate exchange value) to be acquired by the operating partnership in the consolidation, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin, who are 78 and 75 years old, respectively, for the three other properties, (ii) the operating partnership’s failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible or (iii) the operating partnership’s failing to make available to any of these investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such investor received in the consolidation. The operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after the IPO, the amount of the operating partnership’s indemnification obligations (based on tax rates applicable for the taxable year ending December 31, 2012, and exchange values, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $84.7 million.

The company will release certain individuals from liabilities for certain actions, including actions previously taken on behalf of the supervisor. The company will release Anthony E. Malkin and Peter L. Malkin and certain other officers of the supervisor from all claims, liabilities, damages and obligations against them related to their ownership of the management companies, interests in any of the subject LLCs or the private entities or for serving as an agent for the participants and their employment with the management companies that exist immediately after the closing of the consolidation, other than breaches by them or entities related to them, as applicable, of the employment and non-competition agreement and the contribution agreements entered into by them and these entities in connection with the consolidation.

If a participant consents to the voluntary pro rata reimbursement program, the supervisor will receive substantial benefits. If a participant consents to the voluntary pro rata reimbursement program for expenses of the former property manager and leasing agent legal proceedings, the supervisor will be reimbursed for costs previously advanced. You are being asked to consent to the voluntary pro rata reimbursement program under which your share of distributions will be reduced by your pro rata share of the costs advanced by the supervisor and Peter L. Malkin for the former property manager and leasing agent legal proceedings. If you consent to the voluntary pro rata reimbursement program, the supervisor and Peter L. Malkin will be reimbursed for your pro rata share of costs previously incurred out of your share of the excess cash of your subject LLC that is being distributed to participants, and, to the extent that is insufficient, the consideration that you would receive in the consolidation or the consideration that you would receive in a third-party portfolio transaction, as applicable, will be reduced by the balance (valued, if the consolidation is consummated, at the IPO price) and such balance would be paid to the supervisor and Peter L. Malkin in shares of Class A common stock, if the consolidation is consummated, or out of distributions that you would receive from the proceeds of a third-party portfolio transaction, if consummated, or out of distributions from operations of the subject LLC. Your failure to consent to this proposal will not affect whether or not the subject LLC participates in the consolidation or a third-party portfolio transaction.

There may be conflicts regarding the allocation of the chief executive officer’s time. After the consolidation, the company intends to enter into management agreements with the entities that own interests in certain excluded properties and excluded businesses, which entities are owned in part by Anthony E. Malkin. Anthony E. Malkin is only required to dedicate a majority of his working time to the business of the company. There may be conflicts of interest in the allocation of his time between the company and his other interests.

There may be conflicts regarding the option properties and other excluded properties and excluded businesses. Affiliates of the supervisor also will retain interests in the option properties with respect to which the company has entered into option agreements, certain other properties to which the company will provide management services and certain excluded businesses. Affiliates of the supervisor are subject to conflicts of interest in connection with the terms of these arrangements. In addition, Anthony E. Malkin will have a conflict of interest in connection with the decision to exercise the option, because he may receive benefits from the exercise of the option not shared by holders of common stock of the company or operating partnership units.

Officers of the supervisor will be granted long-term incentive plan units and/or restricted shares of Class A common stock. Effective upon consummation of the consolidation, the company expects to grant long-term incentive plan units and/or restricted shares of Class A common stock, subject to certain vesting requirements to certain members of the senior management team, including officers of the supervisor.

The supervisor and its affiliates may have a conflict of interest in deciding whether to approve a third-party portfolio proposal due to the benefits that the supervisor and the Malkin Holdings group could receive in that transaction. The supervisor or the Malkin Holdings group may receive an interest in the acquiror or its subsidiaries in connection with a third-party portfolio transaction. This interest could be of greater value or could provide greater benefits to the supervisor or the Malkin Holdings group than those they would receive in the consolidation. In addition, affiliates of the supervisor could receive other benefits from a third-party portfolio transaction, such as employment agreements or benefits under compensation or incentive plans. On the other hand, the benefits to the supervisor and the Malkin Holdings group from the consolidation could exceed the benefits from a third-party portfolio transaction, particularly since senior executives of the supervisor will be senior executive officers and a director of the company, and the supervisor will receive other benefits from the consolidation described under “Conflicts of Interest—Substantial Benefits to the Supervisor and its Affiliates.” Accordingly, the supervisor may have a conflict of interests in determining whether to approve a third-party offer.

The supervisor and its affiliates may have a conflict of interest in connection with decisions concerning the terms of a third-party portfolio transaction. The benefits that the supervisor and the Malkin Holdings group may receive from a third-party portfolio transaction may be greater than or different from the benefits received by participants. As a result, the supervisor and its affiliates may have conflicts of interest in making decisions as to amount and form of the consideration to be received in the transaction, the terms of the agreements, and other matters.

The supervisor and its affiliates could receive tax benefits from a third-party portfolio transaction that are more favorable than those received by other participants. The supervisor and the Malkin Family could receive consideration for their interests in the subject LLCs and the private entities and their override interests in the form of partnership interests of the unaffiliated third party even if other participants receive shares of common stock or cash from such unaffiliated third party. These partnership interests could be issued in transactions intended to qualify for the deferral of U.S. federal income tax. As a result, as is the case in connection with the consolidation, the supervisor and the Malkin Holdings group could receive tax benefits not available to other participants.

Lack of Independent Representation of Participants

While the subject LLCs’ exchange values have been determined based on the Appraisal by the independent valuer, which has also delivered a fairness opinion, no independent representative was retained to negotiate on behalf of the participants. There are 23 subject LLCs and private entities and groups with different interests in many of these entities. The supervisor does not believe that a single independent representative could have represented the interests of all participants and believes that to locate and retain an independent and equally competent and qualified representative for each separate interest in the consolidation is not possible. The supervisor represents the interests of all participants in the subject LLCs and private entities. The supervisor has served the same role in the past for sales of other properties with different groups of participants and believes it is not required to retain any independent representative on behalf of each group of participants or all of the participants as a whole. The supervisor believes the Appraisal prepared by the independent valuer serves the purposes of representing all parties fairly and that the consolidation is fair to all participants regardless of the absence of any such independent representative. If a representative or representatives had been retained for the participants, the terms of the consolidation might have been different and, possibly, more favorable to the participants.

Terms of the Consolidation with the Other Subject LLCs, the Private Entities and the Management Companies

The supervisor and the Malkin Holdings group may hold a greater interest (including their share of distributions in respect of the override interests) in other subject LLCs or private entities than in your subject LLC, including the private entity which is the operating lessee of the property your subject LLC owns. Accordingly, they would be benefited to the extent that a greater portion of the exchange value is allocated to other subject LLCs or private entities than to your subject LLC.

The exchange values were determined based on the Appraisal by the independent valuer and the independent valuer has rendered a fairness opinion as to the fairness of the allocation of consideration (operating partnership units, Class A common stock, Class B common stock or cash consideration) (i) among each private entity, each subject LLC and the management companies and (ii) to the participants in each private entity and each subject LLC is fair to the participants in the subject LLC and the private entity from a financial point of view (without giving effect to any impact of the consolidation on any particular participant other than in its capacity as a participant in each of the subject LLCs and each of the private entities).

The supervisor believes that these terms are fair and reasonable and that the number of shares of common stock and operating partnership units allocable in respect of the private entities and the management companies was determined on the same basis and using the same methodology as the determination of the number of shares of Class A common stock issuable to the subject LLCs. However, due to the conflicts of interest the supervisor and its affiliates had in determining the terms of the transactions with the subject LLCs, the private entities and the management companies, the transaction was not the result of arm’s-length negotiations.

Non-Arm’s-Length Agreements

All agreements and arrangements, including those relating to compensation and the contribution of the interests in the properties (and other assets) by the subject LLCs, the private entities and the management companies were determined by the supervisor and its affiliates. The agreements and arrangements were not the result of arm’s-length negotiations.

Conflicts of Interest in Voting Participation Interests

The Malkin Holdings group owns participation interests in all of the subject LLCs and have a conflict of interest in voting their participation interests. The company will acquire each subject LLC if the participants in that subject LLC who hold the required percentage of the outstanding participation interests vote in favor of the consolidation. The Wien group collectively owns participation interests in the subject LLCs and has advised that it will vote in favor of the consolidation and the third-party portfolio proposal. These participation interests represent the following percentage ownership for each subject LLC: 8.5921% for Empire State Building

Associates L.L.C., 8.7684% for 60 East 42nd St. Associates L.L.C. and 7.3148% for 250 West 57th St. Associates L.L.C. In addition to the participation interests, members of the Wien group hold override interests, which are non-voting. See “Background of and Reasons for the Consolidation—Background of the Subject LLCs.”

Features Discouraging Potential Takeovers

The company’s management could use provisions of the company’s organizational documents to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, the company.

Provisions in the partnership agreement of the operating partnership may delay or make more difficult unsolicited acquisitions of the company or changes of control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of the company or change of control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on units;

•

the company’s ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of the company or the operating partnership without the consent of the limited partners; and

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers or other transactions involving the company under specified circumstances.

In addition, certain provisions of the MGCL may have the effect of deterring a third party from making a proposal to acquire the company or of impeding a change in control under circumstances that otherwise could provide stockholders with the opportunity to realize a premium over the then-prevailing market price of the Class A common stock. Among other things, the company is subject to the “business combination,” “control share acquisition” and “unsolicited takeover” provisions of the MGCL. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for the company or of delaying, deferring or preventing a change in control of the company under the circumstances that otherwise could provide stockholders with the opportunity to realize a premium over the then-current market price. Pursuant to the statute, the company’s board of directors has by resolution exempted business combinations between the company and any other person, provided that such business combination is first approved by the company’s board of directors (including a majority of the directors who are not affiliates or associates of such person). The company’s bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of the company’s stock. There can be no assurance that these exemptions or provisions will not be amended or eliminated at any time in the future. The charter contains a provision whereby the company has elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on the company’s board of directors. See “Certain Provisions of the Maryland General Corporation Law and the Company’s Charter and Bylaws–Business Combinations,” “—Control Share Acquisitions” and “—Subtitle 8.”

Furthermore, in order for the company to qualify as a REIT for each taxable year after its taxable year ending December 31, 2012, no more than 50% in value of the company’s outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own the company’s stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts and some charitable trusts. To assist the company in complying with these limitations, among other purposes, the company’s charter generally prohibits any person from directly or indirectly owning more than             % by value or number of shares, whichever is more restrictive, of the outstanding shares of the company’s capital stock or more than             % by value or number of shares, whichever is more restrictive, of the outstanding shares of the company’s common stock. As an exception to this general prohibition, the company’s charter permits the Malkin Family (as defined in the company’s charter) to own up to             % by value or number of shares of the company’s outstanding shares of common stock or capital stock. The ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

The company’s charter’s constructive ownership rules are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding shares of common stock by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding shares and thus violate the share ownership limits. The company’s charter also provides that any attempt to own or transfer shares of the company’s common stock or preferred stock (if and when issued) in excess of the stock ownership limits without the consent of the company’s board of directors or in a manner that would cause the company to be “closely held” under Section 856(h) of the Code (without regard to whether the shares are held during the last half of a taxable year) will result in the shares being deemed to be transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the share ownership limits or the restrictions on ownership and transfer of the company’s shares, any such transfer of the company’s shares will be void.

The company’s bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to the company’s board of directors and the proposal of other business to be considered by stockholders may be made only (1) pursuant to the company’s notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is a stockholder of record both at the time of giving the notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice provisions set forth in the bylaws.

With respect to special meetings of stockholders, only the business specified in the company’s notice of meeting may be brought before the meeting. Nominations of individuals for election to the board of directors may be made only (1) by or at the direction of the board of directors or (2) provided, that the meeting has been called in accordance with the bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in the bylaws.

The purpose of requiring stockholders to give the company advance notice of nominations and other business is to afford the board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the bylaws do not give the board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the company and its stockholders.

The charter and bylaws of the company and the partnership agreement of the operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for the common stock or that the stockholders otherwise believe to be in their best interest.

COMPARISON OF OWNERSHIP OF PARTICIPATION INTERESTS, OPERATING PARTNERSHIP UNITS AND SHARES OF COMMON STOCK

The information below highlights a number of the significant differences between the subject LLCs, the operating partnership and the company relating to, among other things, form of organization, investment objectives, policies and restrictions, asset diversification, capitalization, management structure, compensation and fees and investor rights, and compares the principal legal rights associated with the ownership of participation interests in the subject LLCs, operating partnership units in the operating partnership and shares of common stock. These comparisons have been included to assist you in understanding how your investment will change if, as a result of the consolidation, your participation interest is exchanged for operating partnership units or common stock. This discussion is only a summary and does not constitute a complete discussion. The company strongly encourages you to review this prospectus/consent solicitation, as well as the accompanying supplement for your subject LLC for additional information. For a more detailed description of the terms of the common stock and the operating partnership units, see “Certain Provisions of the Maryland General Corporation Law and the Company’s Charter and Bylaws,” “Description of Capital Stock” and “Description of Operating Partnership Units and the Partnership Agreement of the Operating Partnership.”

The interests in each subject LLC are held by members of such subject LLC, each of whom holds that interest for the benefit of participants in that agent’s participating group.

Form of Organization and Purpose

Subject LLCs	Operating Partnership	The Company
The three subject LLCs are publicly-registered limited liability companies originally formed as partnerships or joint ventures to acquire the fee title or long-term ground lease interest in an office property located in New York, New York and to lease the property to an operating lessee, which operates the property.	The operating partnership is a Delaware limited partnership formed under the Delaware Revised Uniform Limited Partnership Act, as amended, which is referred to herein as the Delaware Act. The sole general partner of the operating partnership is the company. Following the completion of the IPO and the consolidation, substantially all of the company’s business activities, including all activities pertaining to the acquisition and operation of properties, will be conducted through the operating partnership. The operating partnership will be operated in a manner that will enable the company to satisfy the requirements for qualification as a REIT.	The company is a Maryland corporation which intends to elect and to qualify to be taxed as a REIT under the Code. Its primary focus will be to own and manage its current portfolio and continue to operate, acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

The company and the operating partnership will have broader business opportunities than the subject LLCs, which each own an interest in a single office building, subject to an operating lease, and will have access to financing opportunities that are currently not accessible to the subject LLCs. Inherent in several of the additional financing opportunities are risks which do not exist in the case of your subject LLC, and the company encourages you to review “Risk Factors” for a detailed description of such risks.

Length and Type of Investment

Subject LLCs	Operating Partnership	The Company
Each subject LLC was originally formed between 1953 and 1961 without a stated term. The investment objective of each subject LLC was to acquire and hold for the long-term the fee or leasehold interest in the property it now owns and for which it receives rental income. As a participant in your subject LLC, you are entitled to receive cash distributions out of your subject LLC’s net operating income, if any. While historically the supervisor generally has not reinvested the proceeds from a sale, it is not restricted from doing so. Net proceeds of such a sale which are not reinvested or reserved in the supervisor’s discretion would be distributed to the participants in accordance with each subject LLC’s operating agreement and participating agreements.	The operating partnership will have a perpetual term and intends to continue its operations for an indefinite time period. Events which may cause the dissolution of the operating partnership include: (i) a final and non-appealable judgment by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent without the appointment by the limited partners of a successor general partner; (ii) an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion; (iii) entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Act; (iv) the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of actions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership; (v) the redemption (or acquisition by the general partner) of all operating partnership interests that the general partner has authorized other than those held by the company; or (vi) the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the operating partnership and to the appointment of a substitute general partner.	The company will have a perpetual term and intends to continue its operations for an indefinite time period. To the extent the company sells or refinances its assets, the net proceeds therefrom will generally be reinvested in additional properties or retained by the company for working capital and other corporate purposes, except to the extent distributions must be made to permit the company to continue to qualify as a REIT for U.S. federal income tax purposes. No assets have been identified for sale, financing, refinancing or purchase after the consolidation.

Subject LLCs	Operating Partnership	The Company
To the extent the operating partnership sells or refinances its assets, the net proceeds therefrom will generally be reinvested in additional properties or retained by the operating partnership and the company for working capital and other corporate purposes, except to the extent that distributions must be made to permit the company to qualify as a REIT for tax purposes.

The investment objective of each subject LLC was to acquire and hold for the long-term the fee or leasehold interest in the property it now owns and for which it receives rental income. The supervisor does not expect to reinvest net proceeds from a sale and net proceeds of such a sale which are not reinvested or reserved in the supervisor’s discretion would be distributed to the participants in accordance with each subject LLC’s operating agreement and participating agreements. In contrast, the operating partnership and the company generally will be operating companies and will reinvest the proceeds of asset dispositions, if any, in new properties or other appropriate investments consistent with their investment objectives.

Business and Property Diversification

Subject LLCs	Operating Partnership	The Company
The investment portfolio of each subject LLC currently consists of an interest in one office property subject to an operating lease and assets related to the property.	Assuming all of the properties of the subject LLCs and private entities are acquired by the company, the company will own, indirectly through the operating partnership, an interest in a portfolio of 12 office properties encompassing in the aggregate approximately 7.7 million rentable square feet of office space and 430,273 rentable square feet of retail space and six retail properties encompassing 204,452 rentable square feet in the aggregate. Additionally, the company will have fully entitled land in Stamford, Connecticut that will support the development of an approximately 340,000 rentable square foot office building and garage.	Assuming all of the properties of the subject LLCs and private entities are acquired by the company, the company will own, indirectly through the operating partnership, an interest in a portfolio of 12 office properties encompassing in the aggregate approximately 7.7 million rentable square feet of office space and 430,273 rentable square feet of retail space and six retail properties encompassing 204,452 rentable square feet in the aggregate. Additionally, the company will have fully entitled land in Stamford, Connecticut that will support the development of an approximately 340,000 rentable square foot office building and garage.

The assets of each subject LLC currently consist of one office property. The consolidation of the properties owned by the subject LLCs and the private entities under the company and operating partnership ownership will result in a more diversified investment than your investment in your subject LLC. The company and the operating partnership will have a larger number of properties and broader types of properties, tenants and geographic locations. This diversification will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, the one property your subject LLC owns.

Borrowing Policies

Subject LLCs	Operating Partnership	The Company

The operating agreements of Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. require the consent of 100% of the agents to enter into a mortgage financing. 250 West 57th St. Associates L.L.C.’s operating agreement requires the consent of at least 75% of the agents to enter into a mortgage financing. Each subject LLC’s respective participating agreements require an agent to obtain the required consent of the participants, as set forth in “Voting Rights” below, to enter into a mortgage financing of the interest in the subject LLC. As a practical matter the amount which each subject LLC can borrow is limited by its size.

In 2008, the supervisor solicited and received the consent of participants in Empire State Building Associates L.L.C. for mortgage financing, on the basis that the mortgage debt on the Empire State Building cannot exceed 50% of the appraised value of the property subject to the mortgage, and Peter L. Malkin and Anthony E. Malkin at their discretion can use the money towards certain investments for the account of Empire State Building Associates L.L.C., and no further action by the participants of Empire State Building Associates L.L.C. is required for them to act. At no time has Empire State Building Company L.L.C., the operating lessee, joined in any similar consent. For Empire State Building Company L.L.C. to take any such action will, like every other of its decisions, require the agreement of the Malkin Holdings group and the owner of the interest presently owned by the Helmsley Estate.

	The operating partnership may incur debt or enter into similar credit, guarantee, financing or refinancing arrangements for any purpose with any person upon such terms as the company, as sole general partner, determines appropriate.	The company expects to employ leverage in its capital structure in amounts determined from time to time by its board of directors. Although the company’s board of directors has not adopted a policy that limits the total amount of indebtedness that the company may incur, it will consider a number of factors in evaluating the company’s level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or floating rate. The company’s charter and bylaws do not limit the amount or percentage of indebtedness that it may incur nor do they restrict the form in which its indebtedness will be taken (including, but not limited to, recourse or non-recourse debt and cross collateralized debt). The company’s board of directors may from time to time modify its leverage policies in light of the then-current economic conditions, relative costs of debt and equity capital, market values of the company’s properties, general market conditions for debt and equity securities, fluctuations in the market price of the company’s common stock, growth and acquisition opportunities and other factors.

Each subject LLC has incurred mortgage indebtedness, with a debt to total assets ratio ranging from 6.31% to 14.14% as of March 31, 2012. The consent of participants is required for incurrence of debt. As a limited partner or stockholder, you will become an investor in an entity that may incur debt in the ordinary course of business without the consent of its limited partners or stockholders, respectively, and that may invest proceeds from borrowings. The ability of the company and the operating partnership to incur indebtedness in the ordinary course of business increases the risk of your investment in operating partnership units or common stock.

Other Investment Restrictions

Subject LLCs	Operating Partnership	The Company

The operating agreement for each subject LLC does not restrict the entity from investment of net proceeds of a sale of its property or the purchase of additional real property. However, the supervisor does not expect to reinvest net proceeds from a sale and net proceeds of such a sale which are not reinvested or reserved in the supervisor’s discretion would be distributed to the participants in accordance with each subject LLC’s operating agreement and participating agreements. Such agreement in each case provides that the subject LLC will continue until it has disposed of all its assets.

	There are no restrictions upon the operating partnership’s authority to enter into any actions. The policies of the company described under “the Company” also apply to the operating partnership.	The company may diversify its real estate investments in terms of property locations, size and market or submarket, and it does not have any limit on the amount or percentage of its assets that may be invested in any one property or any one geographic area. The company does not have a specific policy to acquire assets primarily for capital gain or primarily for income. The company may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties it presently owns or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant. Although the company does not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment, it may elect to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages; provided, in each case, that such investment is consistent with its qualification as a REIT. The company does not currently have any policy limiting the types of entities in which it may make investments in securities or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in

Subject LLCs	Operating Partnership	The Company
another REIT or entry into a joint venture, however, the company intends to invest primarily in entities that own commercial real estate.

Neither the operating agreement for the subject LLCs nor the participating agreements for the participating groups contemplate the reinvestment of cash available for distribution for the purchase of additional real property. However, there is no specific restriction on the authority of the agents to consent to the subject LLC reinvesting its sales proceeds. The organizational documents of the operating partnership and the company provide each with discretion in selecting the type of investments it may pursue and reinvesting sales proceeds. While the investment portfolio of each subject LLC currently consists of an interest in one office property subject to an operating lease and assets related to the property, the company and operating partnership will own the properties of the subject LLCs and the private entities that participate in the consolidation (subject to any operating lease) and assets related to such properties, and will likely acquire and own additional unidentified properties in the future.

Management Control

Subject LLCs	Operating Partnership	The Company
Under the operating agreement for each subject LLC, the supervisor is appointed to supervise the operation of the agreement. The operating agreements for the subject LLCs do no not address the participation of members in the management of the subject LLC except that generally the property held by the subject LLC shall not be sold, mortgaged or transferred in any way, nor the lease modified, nor a new lease made, unless approved by agents owning 100% of Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. and at least 75% of the membership interests of 250 West 57th St. Associates L.L.C., respectively. The participating agreements provide that the agents may act in accordance with the operating agreement on all matters and that the actions of the agents will bind the participants in the group. However, for the agent to consent to certain actions such as the sale, transfer or mortgaging of the property, or the making or modification of a lease affecting the same, the agent must receive the	The operating partnership agreement will provide limited partners certain limited voting rights, as set forth in “Voting Rights” below. Limited partners will also be entitled to any voting rights that may be required by law. Subject to these voting rights, the general partner of the operating partnership will have full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, including the ability to cause the operating partnership to enter into certain major transactions, including a merger of the operating partnership or a sale of substantially all of the assets of the operating partnership.	After the consolidation, decisions regarding major transactions will be made for the company by the company’s management, subject to oversight by the company’s board of directors, but, except for certain extraordinary transactions, without any vote or approval of the company’s stockholders. The company’s board of directors and management will also have broad discretion, without being subject to stockholder vote or approval, to make decisions regarding the company’s policies, including its policies with respect to investment, financing, growth, acquisitions, development, debt, capitalization and dividends.

Subject LLCs	Operating Partnership	The Company
required consent of participants in the participating group, as set forth in “Voting Rights” below. A subject LLC will also require the agreement of the operating lessee for certain of their actions. A subject LLC, as lessor, cannot determine to obtain additional financing to maximize cash flows and therefore distributions unless the operating lessee also agrees to the financing, because, in view of the operating lessee’s rights under the operating lease, lenders generally could be expected to require in connection with any significant financing that the operating lessee subordinate its interest to the financing. A subject LLC, as lessor, has the right to sell its fee interest in the property without the operating lessee’s consent. While the operating lessee does not have a contractual right to approve a sale of the property by the subject LLC, any property sale not agreed to by the operating lessee necessarily will be subject to the operating lease. The supervisor believes this limitation reduces the value of the subject LLCs unless sold with the operating lease position. The participating agreements for 250 West 57th St. Associates L.L.C. do not give the participants the right to remove the agent. The participating agreements for Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. provide that an agent for participants pursuant to a participating agreement may be removed by the written direction of participants owning at least 75% of such participating group.

Under the operating agreement and participating agreements for the subject LLCs, the participants are not involved in management, except on certain matters where consent of participants in the participating groups is required, as set forth in “Voting Rights” below. Under the operating partnership agreement of the operating partnership and the charter and bylaws of the company, respectively, the general partner (i.e., the company) directs management of the operating partnership and the board of directors directs management of the company. Except for their vote in the elections of directors and their vote in major transactions, as set forth above, limited partners and stockholders have no control over the management of the operating partnership or the company, respectively.

Fiduciary Duties

Subject LLCs	Operating Partnership	The Company
Each subject LLC was originally formed as a partnership or a joint venture under the laws of New York and each was converted to a limited liability company under New York law. The agents hold their membership interests in the subject LLCs as agents for the participants in their respective participating group. The agents for each participating group are fiduciaries for the participants in their respective participating group and owe such participants a duty of loyalty and a duty of care, and are required to exercise good faith and fair dealing in conducting the affairs of the subject LLC in which they hold membership interests. The operating agreement of each subject LLC appoints the supervisor to provide supervisory and other services for the subject LLC. The supervisor is accountable to the subject LLC as a fiduciary and owes the subject LLCs a duty of loyalty and a duty of care. The supervisor is required to exercise good faith and fair dealing in providing supervisory and other services. The supervisor’s fiduciary duty to the subject LLCs also runs to the participants, as holders of participation interests in the membership interests of the subject LLCs. The operating agreement of each subject LLC does not limit the liability of the supervisor in connection with providing supervisory and other services to the subject LLC.

Under the Delaware Act, the company, as general partner of the operating partnership, is accountable to the operating partnership as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to operating partnership affairs. However, under the operating partnership agreement, the company, as the general partner, is under no obligation to consider the separate interests of the limited partners in deciding whether to cause the operating partnership to take (or decline to take) any actions, and the company, as general partner, is liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decision, provided that the company, as general partner, has acted in good faith and pursuant to its authority under the operating partnership agreement. The company’s duties, as the general partner, to the operating partnership and its limited partners, may come into conflict with the duties of the company’s directors and officers to the stockholders of the company. The limited partners agree that in the event of a conflict in the fiduciary duties owed by the general partner to its stockholders and in its capacity as general partner of the operating partnership, to such limited partners, the general partner will fulfill its fiduciary duties to such limited partners by acting in the best interests of its stockholders.

The company’s directors and officers have duties under applicable Maryland law to act in good faith, in a manner reasonably believed to be in the company’s best interest and with the care of an ordinarily prudent person in a like position under similar circumstances. At the same time, in its capacity as the general partner of the operating partnership, the company has fiduciary duties to manage the operating partnership in a manner beneficial to the operating partnership and its partners. The company’s duties, as the general partner, to the operating partnership and its limited partners, therefore, may come into conflict with the duties of the company’s directors and officers to the company and its stockholders. The company will be under no obligation to give priority to the separate interests of the limited partners of the operating partnership or its stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. The limited partners of the operating partnership have agreed that in the event of a conflict in the duties owed by the company’s directors and officers to the company and its stockholders and the fiduciary duties owed by the company, in its capacity as general partner of the operating partnership, to such limited partners, the company will fulfill its fiduciary duties to such limited partners by acting in the best interests of its stockholders. The limited partners of the operating partnership expressly acknowledged that the company is acting for the benefit of the operating partnership, the limited partners and its stockholders, collectively.

The agents of a participating group, the general partner of the operating partnership and the directors of the company, respectively, owe duties to their constituent parties. It is unclear, however, whether, or to what extent, there are actual differences in such duties.

Management’s Liability and Indemnification

Subject LLCs	Operating Partnership	The Company

The participating agreements provide that the agent of a participating group shall not be personally liable for any act performed in good faith, nor for any action except for willful misconduct or gross negligence. The participating agreements for Empire State Building Associates L.L.C. provide that an agent may also be personally liable for liabilities under the Securities Act. Each participating agreement for 250 West 57th St. Associates L.L.C. and 60 East 42nd St. Associates L.L.C. provides that the participants in a participating group shall indemnify the agent, in proportion to their participation interests, against any liability to which the agent may be subject by reason of holding record title to the participation interests in his name. For Empire State Building Associates L.L.C., the agents are indemnified for any loss or liability arising out of their actions as agent, and the indemnity obligation by the participants in a participating group does not apply where the agent incurs a loss or liability as a result of bad faith or contravention of the participating agreement.

The agreements to indemnify the principals of the supervisor cover certain liabilities relating to the subject LLCs and the private entities. Under the organizational documents of the subject LLCs and private entities and applicable law, the principals of the supervisor are already generally entitled to indemnification from the participants in the subject LLCs and the private entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence.

Neither the company, as the general partner, nor its directors and officers are liable to the operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The operating partnership agreement will provide for indemnification of the company, the company’s affiliates and each of the company’s officers, directors, and any persons the company may designate from time to time in its sole and absolute discretion to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that the operating partnership will not indemnify such person for (i) willful misconduct or a knowing violation of the law; (ii) any action for which such person received an improper personal benefit in money, property or services in violation or breach of any provision of the operating partnership agreement; or (iii) in the case of any criminal proceeding, the person had

The Maryland General Corporation Law, or the MGCL, allows a Maryland corporation to include a provision in its charter limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The company’s charter contains a provision which eliminates the liability of its directors and officers to the maximum extent permitted by the MGCL. The MGCL requires the company (unless the company’s charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits the company to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and

Subject LLCs	Operating Partnership	The Company
	reasonable cause to believe the act or omission was unlawful, as set forth in the operating partnership agreement.	(1) was committed in bad faith or (2) was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The company’s charter and bylaws require the company to indemnify its directors and officers to the maximum extent permitted by the MGCL. The company will obtain a policy of insurance under which its directors and officers will be insured against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act. Additionally, the company intends to enter into indemnification agreements with each of its directors and executive officers upon the closing of the IPO.

The agent of a participating group will generally be held liable only for their own willful misconduct or gross negligence or acts not performed in good faith, and may be indemnified in certain cases. The liability of the directors and officers of the operating partnership or the company, as applicable, is limited to the fullest extent permitted under the MGCL, and such directors and officers are indemnified by the operating partnership or the company, as applicable, to the fullest extent permitted by the MGCL.

Takeover Provisions

Subject LLCs	Operating Partnership	The Company

The operating agreements for the subject LLCs do not provide for removal of a member. For each participating group of 250 West 57th St. Associates L.L.C., a change in the agent may be effected only by resignation, death, incompetence or other disability of the agent (who are agents for participants). The participating agreements for the other subject LLCs require the consent of 75% of the participants in a participating group to remove the agent for that participating group.

The agents, who are the members of your subject LLCs, recently created a new class of membership interests, which were divided into series. A separate series was deemed to be distributed to holders of each participating group in your subject LLC. The new series provide protections similar to those under a shareholder rights plan for a corporation. Each new series corresponds to a participating group for which a member acts as agent. The new series will not affect voting rights, except with respect to any person or group that acquires 6%, 3%, or 7.5% or more, respectively, of the outstanding participation interests in the applicable participating group (an “acquiring person”) for each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. If there is an acquiring person, the effect of the new series is that approval of the consolidation proposal and the third-party portfolio proposal by a

	Change of control actions involving the operating partnership will generally occur only together with a change of control action involving the company.	Certain provisions of the MGCL and the company’s charter and bylaws may have the effect of delaying, deferring or preventing a transaction or a change in control of the company that might involve a premium price for stockholders or otherwise be in their best interests. See “Certain Provisions of the Maryland General Corporation Law and the Company’s Charter and Bylaws.”

Subject LLCs	Operating Partnership	The Company

participating group will require approval by the requisite consent of the participants in the participating group, as holders of the new series of membership interests, excluding the acquiring person.

The new series will not affect distributions unless there is an acquiring person. Each participant in the applicable participating group other than an acquiring person prior to the closing of the consolidation will have the right to receive distributions on the new series (equal to three times the distributions on the participations) and as a result if there is an acquiring person prior to the closing of the consolidation, the distributions to the acquiring person will be reduced and the distributions of other participants in the participating group in which there is an acquiring person will be correspondingly increased.

Restrictions on removal of agents by the participants could deter attempts to obtain control of the subject LLCs. Certain provisions of the organizational documents of the company could be used to deter attempts to obtain control of the company in transactions not approved by the company’s board of directors.

Sale

Subject LLCs	Operating Partnership	The Company
The operating agreements of the subject LLCs require the consent of the members, as set forth under “Management Control” above, who are agents for the participants, to sell or transfer the property held by the subject LLCs. The participating agreements for each subject LLC require the consent of participants, as described in “Voting Rights” below for each agent to consent to a sale or transfer of property.	Under the operating partnership agreement, the company generally has the exclusive authority to determine whether, when and on what terms the assets of the operating partnership will be sold. The company, as general partner of the operating partnership, generally may sell, exchange, transfer or otherwise dispose of all or substantially all of the operating partnership’s assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination with any other persons), without the consent of the limited partners.	Under the MGCL and the company’s charter, the sale of all or substantially all of the assets of the company must be declared advisable by the board of directors and approved by the affirmative vote of the stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. No approval of the stockholders is required for the sale of less than substantially all of the company’s assets. In addition, under the tax protection agreement, transferring of certain of the company’s properties will be restricted without the consent of the parties to the tax protection agreement.

Subject LLCs	Operating Partnership	The Company
See the section entitled, “The Consolidation—Description of the Tax Protection Agreement.”

Under the operating agreement and participating agreements, the sale or transfer of property may be affected with the required consent of participants, as set forth in “Voting Rights” below. The company, as the sole general partner of the operating partnership, may determine whether, when and on what terms the assets of the operating partnership will be sold. Under the charter of the company, the sale of assets which do not amount to all or substantially all of the assets of the company does not require any consent of the stockholders; however, a sale of all or substantially all of the company’s assets requires stockholder consent.

Dissolution

Subject LLCs	Operating Partnership	The Company
Each subject LLC shall dissolve when the all of the property owned by it shall have been disposed of pursuant to its operating agreement. Each participating group shall dissolve when all of the participation interests held by the participating group shall have been disposed of pursuant to its participating agreement.	An election to dissolve the operating partnership may be made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the other limited partners.	Under the MGCL and the company’s charter, the dissolution of the company must be declared advisable by the board of directors and approved by the affirmative vote of the stockholders entitled to cast a majority of all votes entitled to be cast on the matter.

Under each subject LLC’s operating agreement and participating agreements the entity or participating group shall be dissolved when its property shall be disposed of. The operating partnership may be dissolved by the general partner without the consent of the limited partners. Under the charter of the company, the entity may be dissolved with the consent of stockholders entitled to cast a majority of all votes entitled to be cast on the matter.

Amendments

Subject LLCs	Operating Partnership	The Company
The operating agreements of the subject LLCs do not address the vote required for amendment of the operating agreement. The operating agreements provide that the agents will have the same rights and liabilities in relation to the other members of the subject LLC after conversion of the subject LLCs to limited liability companies as they would have under New York partnership law. Under New York partnership law, unanimous consent of the agents would be required to amend the operating agreement of each subject LLC. The agents are not required to obtain the consents of the	Amendments to the operating partnership agreement may only be proposed by the general partner. Generally, the operating partnership agreement will permit amendments with the general partner’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by the company or its subsidiaries). Certain amendments will need to be approved by each partner adversely affected thereby. Additionally, certain amendments may be made by the general	Generally, amendments to the charter must be declared advisable by the board of directors and approved by the affirmative vote of holders of shares entitled to cast a majority of all of the votes entitled to be cast on the matter.

Subject LLCs	Operating Partnership	The Company
participants in their respective participating groups to consent to an amendment of the operating agreement. The participating agreements for Empire State Building Associates L.L.C. specify that amendment of the participating agreement requires consent of all of the participants in such participating group. The participating agreements for the subject LLCs, other than Empire State Building Associates L.L.C., do not address the vote required for amendment of the operating agreements. As a result, an amendment of the participating agreements requires the consent of all the participants in such participating group.	partner without the consent of the limited partners.

Amendment of the operating agreement for the subject LLCs would require the consent of all of the agents and the amendment of the participating agreements would require the consent of all of the participants in such participating group. Certain amendments to the operating partnership agreement require the consent of the majority in interest of the limited partners. Amendment of the charter of the company requires the approval of both the board of directors and majority of the votes entitled to be cast at a meeting of stockholders.

Review of Investor Lists

Subject LLCs	Operating Partnership	The Company
Neither the operating agreement nor participating agreements for the subject LLCs address the right of investors to receive an investor list. Under New York limited liability company law, a member would have the right to inspect and make copies of investor lists at its own expense for any purpose reasonably related to the member’s interest as a member. Under the New York partnership law, which may apply to participating agreements, a participant in a participating group would have the right to access and to make copies of the participating group’s books, which would include the list of participants.	Under the Delaware Act, a limited partner will have the right to obtain upon reasonable demand for any purpose reasonably related to the limited partner’s interest as a limited partner, a current list of the name and last known business, residence or mailing address of each partner.	The company’s bylaws require that it must maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate stock ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder. Under the MGCL, any stockholder may make a written request for a statement showing all stock and securities issued by the corporation during a specified period of not more than 12 months before the date of the request, and the corporation must prepare and have available a sworn statement containing (i) the number of shares or amounts of each class of stock or other securities issued during the specified period; (ii) the

Subject LLCs	Operating Partnership	The Company
consideration received per share or unit, which may be aggregated as to all issuances for the same consideration per share or unit and (iii) the value of any consideration other than money as set in a resolution of the board of directors. The MGCL provides additional rights of inspection to a person or persons who, for at least six months, have held an aggregate of 5% of the outstanding stock of any class of the company, including the right to inspect the company’s stock ledger or a list of its stockholders.

The members and participants in the subject LLCs, limited partners of the operating partnership and the stockholders of the company may be entitled, subject to certain limitations, to inspect and, at their own expense (except as noted above), make copies of investor lists.

The following discussion describes the investment attributes and legal rights associated with your ownership of participation interests, operating partnership units and shares of Class A common stock.

Nature and Terms of Investment

Participation Interest	Operating Partnership	Common Stock
The participation interest you hold constitutes an equity interest entitling you to your pro rata share of distributions made to the participants in your subject LLC. The distributions to participants are made after distributions to the supervisor of its share of cash distributions under its override on distributions and, to the extent that a participant has consented, its share of distributions of capital proceeds pursuant to the overrides. The distributions payable by your subject LLC to its participants are not fixed in amount and depend upon the operating results and net sales or refinancing proceeds available from the disposition or refinancing of your subject LLC’s assets.	Operating partnership units constitute equity interests entitling each limited partner to its pro rata share of cash distributions made to the partners of the operating partnership. The operating partnership generally intends to retain and reinvest proceeds of the sale of property or excess refinancing proceeds in its business.	The shares of common stock constitute equity interests in the company with a par value of $0.01 per share. As a stockholder, you will be entitled to your pro rata share of any distributions paid with respect to the common stock, including distributions payable to stockholders in the event of the company’s liquidation, dissolution or winding up after payment of, or adequate provision for, all the company’s known debts and liabilities. The distributions payable to you are not fixed in amount and are only paid if, as and when authorized by the board of directors of the company and declared by the company. In order for the company to qualify as a REIT, the company must distribute to its stockholders, on an annual basis, at least 90% of its REIT

Participation Interest	Operating Partnership	Common Stock

taxable income, determined without the deduction for dividends paid and excluding net capital gains. In addition, the company will be subject to U.S. federal income tax at regular corporate rates to the extent that the company distributes less than 100% of its net taxable income (including any net capital gains) and will be subject to a 4% nondeductible excise tax on the amount, if any, by which the company’s distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws.

Holders of shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights (other than the right to convert one share of Class B common stock into one share of Class A common stock as described herein), no preemptive rights to subscribe for any securities of the company and generally no appraisal rights. Subject to the provisions of the company’s charter regarding the restrictions on ownership and transfer of the company’s stock and except as otherwise provided in the company’s charter, shares of common stock will have equal dividend, liquidation and other rights.

The participation interests, operating partnership interests and the common stock constitute equity interests. As a participant in your subject LLC, you are entitled to your pro rata share of the cash distributions of your subject LLC. As a limited partner of the operating partnership and as a stockholder of the company, you will be entitled to your pro rata share of any dividends or distributions of the operating partnership or the company, as applicable, which are paid with respect to the operating partnership units or common stock. Distributions and dividends payable with respect to participation interests, operating partnership units or common stock depend on the performance of your subject LLC, the operating partnership and the company, respectively.

Additional Equity/Potential Dilution

Participation Interest	Operating Partnership	Common Stock
Neither the operating agreements nor the participating agreements of the subject LLCs address whether the subject LLCs or the agents for each applicable participating group is authorized to issue additional equity securities. It would be necessary to amend the applicable operating agreement or participating agreement to issue additional membership interests or participation interests, which would require the consent set forth in “Amendments” above.	The operating partnership is authorized to issue operating partnership units and other partnership interests (including partnership interests of different series or classes that may be senior to the operating partnership units) as determined by the company, in its sole discretion, including in connection with acquisitions of properties. The operating partnership may issue operating partnership units and other partnership interests to the company, as long as such interests are issued in connection with a comparable issuance of common stock or other equity interests of the company and proceeds in connection with the issuance of such common stock are contributed to the operating partnership.

The company’s charter provides that it may issue up to 400,000,000 shares of Class A common stock and up to 50,000,000 shares of Class B common stock.

At the discretion of the board of directors, the company may issue additional equity securities, including shares of common stock, and may classify or reclassify unissued shares into one or more classes or series of common stock or preferred stock with certain terms or preferences set by the board of directors. The issuance of additional equity securities by the company will result in the dilution of your percentage ownership interest in the company. See “Description of Capital Stock—Power to Reclassify the Company’s Unissued Shares of Stock” and “—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock.”

The issuance of additional equity securities by the subject LLCs was not contemplated by the operating agreements of the subject LLCs, although the agents may have the authority to authorize the subject LLCs to issue additional equity securities without the consent of the participants in their participating group. The operating partnership is authorized to issue additional partnership interests that may dilute your percentage ownership interests and/or may be senior to the operating partnership units. As a stockholder, your percentage ownership interest will be diluted if the company issues additional common stock (or securities convertible into common stock). Furthermore, the company may issue preferred stock with priorities or preferences with respect to dividends and liquidation proceeds.

Liability of Investors

Participation Interest	Operating Partnership	Common Stock
Since the subject LLCs are limited liability companies, the agents are not personally liable for the debts and obligations of such limited liability company, subject to certain limitations under New York law. The participants are only participants in these membership interests, and, as such, are not personally liable for the debts and obligations of the limited liability company.	Under the operating partnership agreement and the Delaware Act, the liability of limited partners for the operating partnership’s debts and obligations is generally limited to the amount of their investment in the operating partnership, together with their interest in undistributed income, if any.	Under the MGCL, you will not be personally liable for the debts or obligations of the company.

As a holder of a participation interest, your liability for the debts and obligations of your subject LLC is limited to the amount of your investment. In the operating partnership, a limited partner’s liability is limited to the amount of his investment. As a stockholder, you generally would have no liability for the debts and obligations of the company.

Voting Rights

Participation Interest	Operating Partnership	Common Stock

Generally, with some exceptions, you and the other participants in the subject LLCs have voting rights only on the sale, mortgage (including the modification or any existing mortgage) or transfer of the interest in the property, renewal or modification of the existing lease on the property held by your subject LLC or entry into a new lease affecting the same, as well as, with respect to participants in Empire State Building Associates L.L.C. only, conversion of the entity into a REIT, corporation, or any other form of ownership or disposal of any of the subject LLC’s assets.

The participation interests in each subject LLC are divided into separate participating groups. Each participating group has an agent who holds its interests in the subject LLC for the benefit of the participants in the participating group. Participants holding 100% of the outstanding participation interests in Empire State Building Associates L.L.C. and 60

The operating partnership agreement will provide limited partners with certain limited voting rights. Subject to certain exceptions, the company may not, without the consent of a majority of the limited partners, (i) conduct any business other than as permitted under the partnership agreement or (ii) engage in a merger, consolidation or other combination or sale of substantially all of the its assets. Additionally, most amendments to the operating partnership agreement must be approved by the limited partners holding a majority of all outstanding limited partnership units and certain amendments must be approved by each partner adversely affected thereby. For a more detailed description of the actions requiring consent of the limited partners under the operating partnership agreement, see “Description of Operating Partnership Units and the Partnership Agreement of the Operating Partnership.” Limited partners will also be entitled to any voting rights that may be required by law. Subject to these voting rights, the general partner of the operating partnership will have full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, including the ability to cause the operating partnership to enter into certain major transactions, such as a merger of the operating partnership or a sale of substantially all of the assets of the operating partnership.

The company is managed under the direction of a board of directors, as elected by the stockholders at the annual meeting of stockholders of the company. The MGCL and the company’s charter generally require that major actions, including most amendments to the charter, be approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. Each outstanding share of Class A common stock entitles the holder thereof to one vote, and each outstanding share of Class B common stock entitles the holder thereof to 50 votes on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of Class A common stock and Class B common stock will vote together as a single class and will possess the exclusive voting power. There is no cumulative voting in the election of the company’s directors and the directors are elected by a plurality of all the votes cast in the election.

Among other things, the company is subject to the “business combination,” “control share acquisition” and “unsolicited takeover” provisions of the MGCL. Pursuant to the statute, the company’s board of directors has by resolution exempted business combinations between the company and any other person, provided that such business combination is first approved by the company’s board of directors

Participation Interest	Operating Partnership	Common Stock

East 42nd St. Associates L.L.C. must consent for the agent of their participating group to consent to an action requiring the consent of the participants. Participants holding greater than 75% of the outstanding participation interests in at least eight out of ten of the participating groups of 250 West 57th St. Associates L.L.C. must consent for the agent of their participating group to consent to an action requiring the consent of the participants. If holders of 80% of the participation interests in any of the three participating groups in Empire State Building Associates L.L.C. or holders of 90% of the participation interests in any of the seven participating groups in 60 East 42nd St. Associates L.L.C. approve an action, the agent of any such participating group will be entitled to purchase the participation interest of any participant in such participating group that voted “AGAINST” such action or “ABSTAINED” or that did not submit a consent form at a purchase price which is equal to the original cost less capital repaid, but not less than $100. If the agent purchases these participation interests, the requirement for consent of participants holding 100% of the participation interests of that participating group will be satisfied.

The agents, who are the members of your subject LLCs, recently created a new class of membership interests, which were divided into series. A separate series was deemed to be distributed to holders of a participating group in your subject LLC. The new series will not affect voting rights, except with respect to any person or group that acquires 6%, 3%, or 7.5% or more, respectively, of the outstanding participation interests in the applicable participating group (an “acquiring person”) for each of

(including a majority of the directors who are not affiliates or associates of such person). The company’s bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of the company’s stock. The charter contains a provision whereby the company has elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on the company’s board of directors. For a more detailed description of these provisions, see “Certain Provisions of the Maryland General Corporation Law and the Company’s Charter and Bylaws.”

Participation Interest	Operating Partnership	Common Stock
Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. See “Takeover Provisions” above.

The participation interests in each subject LLC are divided into separate participating groups, each of which has an agent who holds his interests in the subject LLC for the benefit of the participants in the participating group. Consent of participants is required to approve certain transactions, including the consolidation. As a limited partner you will have limited voting rights. The general partner of the operating partnership may enter into certain major transactions without the consent of the limited partners. As a stockholder, you will have voting rights that permit you to elect the board of directors and to approve or disapprove certain major actions.

Liquidity

Participation Interest	Operating Partnership	The Company
The participation interest that represents your ownership interest in your subject LLC is a relatively illiquid investment with a limited resale market. The trading volume of the participation interest in the resale market is limited and the supervisor believes that prices at which your subject LLC’s participation interests trade are less than the fair market value. See the table under “Background of and Reasons for the Consolidation – Comparison of Alternatives.” In addition, transfer restrictions in the participating agreements 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. could affect the development of a more active or substantial market for the participation interest. Neither you nor any other participant, individually, can require your subject LLC to dispose of its assets or redeem your or any other participants’ interests in your subject LLC.	Limited partners may expect to obtain liquidity, not from the sale of assets, but through exchange of their operating partnership units and the sale of common stock. Each participant in the subject LLCs that receives operating partnership units may also achieve liquidity through sale of operating partnership units, which are expected to be listed on the NYSE, which they may sell, upon expiration of the lock-up period as described in this prospectus/consent solicitation, although the market for operating partnership units may be more limited than the market for the Class A common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion of an aggregate of $ (based on the IPO price) operating partnership units issued to participants in the subject LLCs. After the first anniversary of becoming a limited partner, each limited partner will have the right, subject to the terms and conditions set forth in the operating partnership agreement, to require the operating partnership to redeem all or a portion of the operating partnership units held by

Shares of common stock of the company will be freely transferable upon registration under the Securities Act subject to the restrictions on transfer and ownership set forth in the charter. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” The company expects its shares of Class A common stock to be listed on the NYSE, and the company expects a public market for the shares of common stock to develop. The breadth and strength of this market will depend upon, among other things, the amount of shares of the company’s Class A common stock that are outstanding, the company’s financial results and prospects, and the general interest in the company’s dividend yield and growth potential compared to that of other debt and equity securities. See “The Consolidation—Consideration.”

One share of Class B common stock may be converted into one share of Class A common stock at any time, and one share of Class B common stock is subject to automatic conversion into one share of Class A common stock upon a direct or indirect transfer of

Participation Interest	Operating Partnership	The Company
	the limited partner in exchange for a cash amount equal to the number of tendered operating partnership units multiplied by the price of a share of common stock, unless the terms of such operating partnership units or a separate agreement entered into between the operating partnership and the limited partner provide that the limited partner is not entitled to a right of redemption. On or before the close of business on the fifth business day after the operating partnership receives a notice of redemption, the company may, in its sole and absolute discretion, but subject to the restrictions on the ownership of common stock that will be imposed under the charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered operating partnership units from the tendering limited partner in exchange for common stock, based on an exchange ratio of one share of common stock for each operating partnership unit (subject to anti dilution adjustments provided in the operating partnership agreement). It is the company’s current intention to exercise this right in connection with any exchange of operating partnership units.	such share of Class B common stock held by the holder of Class B common stock (or a permitted transferee thereof) to a person other than a permitted transferee. Shares of Class B common stock are also subject to automatic conversion upon certain direct or indirect transfers of operating partnership units held by the holder of such Class B common stock at a ratio of one share of Class B common stock for every 49 operating partnership units transferred to a person other than a permitted transferee. A “permitted transferee” with respect to a person is defined in the company’s charter as a family member, affiliate or controlled entity of such person.

Your participation interest has a limited resale market. If you vote “FOR” the consolidation and your subject LLC participates in the consolidation, you will receive operating partnership units, unless you elect to receive shares of Class A common stock or, to a limited extent, Class B common stock. You may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units you would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. The operating partnership units you receive will be redeemable, at your option, for cash or, at the company’s option, exchangeable for shares of Class A common stock beginning 12 months after the completion of the IPO. The Class A common stock you receive will be freely transferable, subject to the restrictions of the applicable U.S. federal and state securities laws and after expiration of the lock-up period as described in this prospectus/consent solicitation and subject to the restrictions on transfer and ownership set forth in the charter. The company expects the Class A common stock to be listed on the NYSE. As a stockholder of the company, you will have the opportunity to achieve liquidity by trading the Class A common stock in the public market. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. If you receive operating partnership units in exchange for your participation interests, you may also achieve liquidity through the sale of such operating partnership units, which also are expected to be listed on the NYSE, which they may sell, subject to restrictions described above, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of his or her subject LLC’s portion of an aggregate of $        (based on the IPO price) operating partnership units issued to participants in the subject LLCs.

Expected Distributions and Payments

Participation Interest	Operating Partnership	Common Stock
Your subject LLC makes small regular monthly distributions and annual distributions out of overage rent, to the extent paid under the operating lease, in each case to the extent of available cash flow (equal to 50% of the operating lessee’s net operating profit, which, in the case of Empire State Building Company L.L.C. is net operating profits above $1,000,000, and which, in the case of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., is net operating profits in excess of $1,053,800 per annum and $752,000 per annum, respectively, of primary additional rent, which is paid by the operating lessee to the applicable subject LLC to the extent of net profits). Such amounts represent approximately 2.78%, 4.35% and 10.59%, respectively, of the original purchase price of each of the Empire State Building, One Grand Central Place and 250 West 57th Street. Amounts distributed to you are derived from your pro rata share of cash flow from operations or cash flow from sales or financings. See Selected Financial Information of the subject LLCs” for a presentation of the cash distributions to you and the other limited partners of the subject LLCs over the five most recent calendar years.	The operating partnership agreement will provide that limited partners are entitled to receive quarterly distributions of available cash (i) first, with respect to any operating partnership units that are entitled to any preference in accordance with the rights of such interest (and within such class, pro rata in accordance with their respective percentage interests) and (ii) second, with respect to any operating partnership units that are not entitled to any preference in distribution, in accordance with the rights of such class of operating partnership units (and within such class, pro rata in accordance with their respective percentage interests). Limited partners in the operating partnership will receive their pro rata share of all distributions paid by the company to its stockholders.	The company intends to make quarterly dividend and distribution payments to the holders of its common stock. The amount of such dividends and distributions and the timing thereof will be established by the board of directors, taking into account the capital requirements of the company, funds from operations, yields available to stockholders, the market price for the common stock, the requirements for qualification as a REIT and the MGCL. In order for the company to qualify as a REIT, the company must distribute to its stockholders, on an annual basis, at least 90% of its REIT taxable income, determined without the deduction for dividends paid and excluding capital gains. Unlike the subject LLCs, the company is not required to distribute net proceeds from the sale or refinancing of properties.

Your subject LLC makes small regular monthly distributions and annual distributions out of overage rent as described above, in each case to the extent of available cash flow. The operating partnership and the company will pay dividends if, as and when authorized by the board of directors in its discretion out of funds legally available therefor and declared by the company. If you become a limited partner or stockholder, you will receive your pro rata share of the dividends and distributions made with respect to operating partnership units or shares of common stock, as applicable. The amount of such dividends and distributions will depend upon such factors as revenues, operating expenses, debt service payments, capital expenditures, and funds set aside for renovations or improvements of properties.

Taxation of Taxable Investors

Participation Interest	Operating Partnership	Common Stock

Each subject LLC is intended to be treated as a partnership for U.S. federal income tax purposes. As a partnership, a subject LLC is generally not subject to U.S. federal income tax at the entity-level. Participants must report their allocable share of partnership income, gain, loss and deduction on their tax return, regardless of whether cash distributions are made by the relevant subject LLC.

A participant’s allocable share of income or loss from the subject LLC generally constitutes “passive activity” income or loss, subject to the passive activity rules of Section 469 of the Code.

Generally, by February 15 of each year, you receive an annual Schedule K-1 with respect to information about your subject LLC for inclusion on your U.S. federal income tax returns.

You must file state income tax returns and incur state income tax in the state in which your subject LLC owns its interest in a property.

The operating partnership will be a limited partnership intended to be treated as a partnership for U.S. federal income tax purposes. As a partnership, the operating partnership is generally not subject to U.S. federal income tax at the entity-level. Limited partners must report their allocable share of partnership income, gain, loss and deduction on their tax return, regardless of whether cash distributions are made by the operating partnership.

A limited partner’s allocable share of income or loss from the operating partnership generally constitutes “passive activity” income or loss, subject to the passive activity rules of Section 469 of the Code.

Generally, by February 15 of each year, you receive an annual Schedule K-1 with respect to information about the operating partnership for inclusion on your U.S. federal income tax returns.

You must file state income tax returns and incur state income tax in each state in which the operating partnership owns properties.

As a general matter, the company will be able, as a REIT, to deduct dividends paid to stockholders, generally eliminating entity-level taxation to the extent that such income is distributed. In order to qualify as a REIT, the company must distribute, on an annual basis, at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain). As a general matter, the company will be subject to U.S. federal corporate income tax on its income and capital gain for a given taxable year that it does not distribute. The company may also be subject to certain other taxes (including U.S. federal excise taxes and state and local taxes).

Distributions by the company to the stockholders will generally be treated as taxable dividends to the extent of the company’s accumulated earnings and profits. The company will mail stockholders an annual 1099-DIV in January.

Distributions received by a stockholder and gain or loss from a disposition of common stock by a stockholder generally does not constitute income from a passive activity for purposes of Section 469 of the Code, and therefore cannot be offset by passive losses.

As a general matter, stockholders will not be obligated to file state income tax returns in states in which the company has properties solely as a result of owning common stock of the company.

Each subject LLC is intended to be treated as a partnership for U.S. federal income tax purposes. As a partnership, a subject LLC is generally not subject to U.S. federal income tax at the entity-level. Participants must report their allocable share of partnership income, gain, loss and deduction on their tax return, regardless of whether cash distributions are made by the relevant subject LLC. A participant’s allocable share of income or loss from the subject LLC generally constitutes “passive activity” income or loss, subject to the passive activity rules of Section 469 of the Code. The operating partnership is also intended to be a pass-through entity whose income and loss generally is not taxed at the entity level, but instead is allocated to its limited partners. Limited partners will be taxed on income or loss allocated to them whether or not cash distributions are made to them. By contrast, as a general matter, the company will be able, as a REIT, to deduct dividends paid to stockholders for U.S. federal income tax purposes, generally eliminating entity level taxation to the extent that such income is distributed. In order to qualify as a REIT, as a REIT, the company must distribute, on an annual basis, at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain). As a general matter, the company will be subject to U.S. federal corporate income tax on its income and capital gain for a given taxable year that it does not distribute. Distributions by the company to the stockholders will generally be treated as taxable dividends to the extent of the company’s accumulated earnings and profits. Distributions received by a stockholder and gain or loss from a disposition of common stock by a stockholder generally does not constitute income from a passive activity for purposes of Section 469 of the Code, and therefore cannot be offset by passive losses. Corporate stockholders will not be able to claim the dividends received deduction for dividends distributed by the company.

Taxation of Tax-Exempt Investors

Participation Interest	Operating Partnership	Common Stock
Allocations of income from a subject LLC and gain from the disposition of an interest in a subject LLC are characterized as unrelated business taxable income, or UBTI, to a tax-exempt investor, only to the extent that the tax-exempt investor incurs acquisition indebtedness with respect to its interest in the public partnership or to the extent the subject LLC incurs acquisition indebtedness.	Allocations of income from the operating partnership and gain from the disposition of an interest in a the operating partnership are characterized as unrelated business taxable income, or UBTI, to a tax-exempt investor, only to the extent that the tax-exempt investor incurs acquisition indebtedness with respect to its interest in the operating partnership or to the extent the operating partnership incurs acquisition indebtedness.	Dividends received from the company and gain from a disposition of common stock will generally not constitute UBTI except to the extent the tax-exempt investor finances the common stock with “acquisition indebtedness,” or, in the case of certain tax-exempt investors, unless the company is a “pension-held REIT.” See “U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Tax-Exempt U.S. Stockholders.”

A tax-exempt entity is treated as owning and carrying on the business activity conducted by a partnership in which such entity owns an interest. Income received from a subject LLC or the operating partnership must not constitute UBTI for the tax-exempt investor to avoid U.S. federal income tax on such income. Income from the subject LLC or the operating partnership does not constitute UBTI except to the extent the subject LLC or the operating partnership incurs “acquisition indebtedness” or the tax-exempt investor incurs “acquisition indebtedness” with respect to its interest in the subject LLC or the operating partnership. In general, income attributable to the common stock is not UBTI.

Compensation and Fees

Under each subject LLC’s operating agreement or pursuant to the consent of the participants, the management companies and the Malkin Holdings group receive distributions, reimbursements, fees and sales proceeds. The following chart details the nature of the supervisor’s compensation for each subject LLC and compares it to the operating partnership and the company.

	250 West 57th St. Associates L.L.C.	Empire State Building Associates L.L.C.	60 East 42nd St. Associates L.L.C.	Operating Partnership	The Company
Interest in Cash Flow, and Partnership Management Fee

Basic supervisory fee was equal to $40,000 per annum prior to July 1, 2010 and was increased to equal to $102,000 per year after July 1,

2010, plus an annual adjustment for inflation after July 1, 2010.

Supervisory fee for special services, such as legal and accounting services, payable at hourly rates.

Distributions of cash flow of 10% of all cash distributions (other than from mortgage, sale or condemnation proceeds) in excess of 15% on the remaining cash investment in any one year.

The Malkin Holdings group also receives distributions on account of

		Basic supervisory fee was equal to $100,000 per annum prior to July 1, 2010 and was increased to $725,000 per year after July 1, 2010,	Basic supervisory fee was equal to $24,000 per annum prior to July 1, 2010 and was increased to $180,000 per year after	All payments described under “The Company” will be made by the operating partnership.	The company, through the operating partnership, will pay all management expenses. Such management expenses will reduce the funds plus an annual adjustment for inflation after July 1, 2010.

Supervisory fee for special services, such as legal and accounting services, payable at hourly rates.

Distributions of (i) 6% of any distributions of overage rent received under the operating sublease; (ii) 6% of 50% of savings from mortgage elimination; and (iii) 6% of 50% of scheduled reductions in ground rent in 1992 and 2013 except to participants who approved the

July 1, 2010, plus an annual adjustment for inflation.

Supervisory fee for special services, such as legal and accounting services, payable at hourly rates.

Distributions of cash flow of 10% of all cash distributions in excess of 14% on the remaining cash investment in any one year.

The Malkin Holdings group also receives distributions on account of interests owned by them on the available for distribution by the company. The officers and directors of the company will receive compensation for their services as described herein under “Management.” The company will not otherwise pay any management fees, other than property management fees paid to third party property manager.

As an internally- advised REIT, the company will not otherwise pay a portion of net cash flow or allocations to management,

	250 West 57th St. Associates L.L.C.	Empire State Building Associates L.L.C.	60 East 42nd St. Associates L.L.C.	Operating Partnership	The Company
	interests owned by them on the same basis as other participants.	voluntary compensation plan for the management companies. The Malkin Holdings group also receives distributions on account of interests owned by them on the same basis as other participants.	same basis as other participants.		except for distribution pro rata in accordance with ownership of the company’s common stock and operating partnership units.
Reimbursements

Disbursements and regular accounting fees related to the supervisor’s maintenance of the books and records of 250 West 57th St. Associates L.L.C. and supervision of the operation of the 250 West 57th St. Associates L.L.C. operating agreement are paid by 250 West 57th St. Associates L.L.C.

In addition to the basic supervisory fee and overrides, the supervisor receives payments for time charges for services not included in the

Disbursements and regular accounting fees related to the supervisor’s maintenance of the books and records of Empire State Building Associates L.L.C. and supervision of the operation of the Empire State Building Associates L.L.C. operating agreement are paid by Empire State Building Associates L.L.C.

In addition to the basic supervisory fee and overrides, the supervisor receives payments for time charges for services not

Disbursements and regular accounting fees related to the management companies’ maintenance of the books and records of 60 East 42nd St. Associates L.L.C. and supervision of the operation of the 60 East 42nd St. Associates L.L.C. operating agreement are paid by 60 East 42nd St. Associates L.L.C.

In addition to the basic supervisory fee and overrides, the supervisor receives payments for time charges for services not included in the

				All payments described under “The Company” will be made by the operating partnership.	The company, through the operating partnership, will pay all management expenses. Such management expenses will reduce the funds available for distribution by the company.

	250 West 57th St. Associates L.L.C.	Empire State Building Associates L.L.C.	60 East 42nd St. Associates L.L.C.	Operating Partnership	The Company
supervisory fee, that include administrative fees for tax information (k-l) preparation, fees for investing funds, internal disbursements (i.e. copies, fax), third party disbursements (postage and delivery, supplies, filing fees) and third party billings advanced by the supervisor.

included in the supervisory fee, that include administrative fees for tax information (k-l) preparation, fees for investing funds, internal disbursements (i.e. copies, fax), third party disbursements (postage and delivery, supplies, filing fees) and third party billings advanced by the supervisor.

supervisory fee, that include administrative fees for tax information (k-l) preparation, fees for investing funds, internal disbursements (i.e. copies, fax), third party disbursements (postage and delivery, supplies, filing fees) and third party billings advanced by the supervisor.

Property Management Fees	None.	None.	None.	None.	None.

Real Estate Disposition Fees	None.	None.	None.	None.	None.

Distribution of Net Sales Proceeds	Under the voluntary capital transaction override program, approximately 79.6% of participants approved paying a portion of their distributions to the supervisor as follows: if cumulative net proceeds received by a participant from all capital transactions (including a partial or full sale, mortgage, pledge or	Under the voluntary capital transaction override program, approximately 94% of participants approved paying a portion of their distributions to the supervisor as follows: if cumulative net sale and refinancing proceeds received by a participant exceed the participants original cash investment, then	None.	Distributions will be made pro rata in accordance with ownership of the company’s common stock and operating partnership units.	Distributions will be made pro rata in accordance with ownership of the company’s common stock and operating partnership units.

250 West 57th St. Associates L.L.C.	Empire State Building Associates L.L.C.	60 East 42nd St. Associates L.L.C.	Operating Partnership	The Company
assignment of the property or substantially all the interests in 250 West 57th St. Associates L.L.C.) exceed two times the original cash investment, then 10% of the excess shall be paid to the supervisor.	10% of the excess shall be paid to the supervisor.

See also the section entitled “Distributions and Compensation Paid to the Supervisor and its Affiliates— Compensation, Reimbursement and Distributions to the Supervisor and its Affiliates” in the supplement for your subject LLC.

VOTING PROCEDURES FOR THE CONSOLIDATION PROPOSAL AND THE THIRD-PARTY PORTFOLIO PROPOSAL

Distribution of Solicitation Materials

This prospectus/consent solicitation, together with the accompanying supplement, transmittal letter and consent form constitute the solicitation materials being distributed to you and the other participants to obtain their votes “FOR” or “AGAINST” your subject LLC’s participation in the consolidation and the third-party portfolio proposal.

Participants are being asked to vote on both the proposed consolidation and the third-party portfolio proposal. The participants holding the required percentage of the outstanding participation interests of your subject LLC must approve each proposal in order for such proposal to be approved by your subject LLC. If the consolidation is approved by your subject LLC and the consolidation is consummated, your subject LLC will consolidate with the company in the manner described in this prospectus/consent solicitation and in the supplement relating to your subject LLC.

The consent form seeks your consent to the consolidation and the third-party portfolio proposal. If you own participation interests in more than one subject LLC, for each subject LLC in which you own a participation interest you will receive a transmittal letter, supplement and consent form. Regardless of how many subject LLCs in which you own a participation interest, you will receive a single copy of the prospectus/consent solicitation. Participants in each subject LLC will vote separately on whether or not to approve the consolidation and the third-party portfolio proposal. Accordingly, if you hold interests in more than one subject LLC, you must complete one consent form for each subject LLC in which you are a participant.

If you vote “FOR” the consolidation and your subject LLC participates in the consolidation, you effectively will be voting against the alternatives to the consolidation, other than a third-party portfolio transaction, unless you vote “AGAINST” the third-party portfolio proposal. These alternatives include continuation of your subject LLC and a sale of your subject LLC’s interest in the property and distribution of the net proceeds to participants. If the consolidation is not approved your subject LLC and a third-party portfolio transaction is not consummated, the supervisor expects the operations of your subject LLC to continue.

You should complete and return the consent form before the expiration of the solicitation period, which is the time period during which participants may vote “FOR” or “AGAINST” the consolidation and the third-party portfolio proposal. The solicitation period will commence upon delivery of the solicitation materials to you which is on or about             .

Your consent form must be received by MacKenzie Partners, Inc. by 5:00 p.m. Eastern time on                     , 2012 unless the supervisor extends the solicitation period for one or more proposals. You can change your vote at any time before the later of the date that consents from participants holding the required percentage interest are received by your subject LLC and the 60th day after the date of this prospectus/consent solicitation. If you are a participant in Empire State Building Associates L.L.C. or 60 East 42nd St. Associates L.L.C., and you do not consent to the consolidation or the third-party portfolio proposal, as applicable, you may also change your vote to consent to the consolidation or the third-party portfolio proposal, as applicable, within ten days’ notice that the required supermajority consent has been received, as described below. You may call MacKenzie Partners, Inc. during the solicitation period to check whether or not the required supermajority consent has been received, or to confirm that your changed vote has been received.

The supervisor may extend on one or more occasions the solicitation period for one or more proposals for one or more subject LLCs without extending for other proposals or subject LLCs whether or not it has received approval for the consolidation proposal or the third-party portfolio proposal on expiration of the consent solicitation period.

If you do not submit a consent form, you will be counted as having voted “AGAINST” both the consolidation and the third-party portfolio proposal. If you submit a properly signed consent form but do not indicate how you wish to vote on the consolidation, the third-party portfolio proposal, or both, you will be counted as having voted “FOR” such proposal(s).

The consent form also includes a section which permits participants to elect whether to receive operating partnership units or Class A common stock or, to a limited extent, as described above, Class B common stock. See “Consideration.”

Required Vote for the Consolidation Proposal and the Third-Party Portfolio

Proposal and Other Conditions

The participation interests in each subject LLC are divided into separate participating groups. Participants are being asked to vote on both the proposed consolidation and the third-party portfolio proposal. For each of these proposals to be approved, participants holding 100% of the outstanding participation interests in Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. must approve that proposal, and participants holding greater than 75% of the outstanding participation interests in eight out of the ten participating groups of 250 West 57th St. Associates L.L.C. must approve that proposal. Approval by the required vote of the participants in 250 West 57th St. Associates L.L.C. in favor of a proposal will be binding on you if you are a participant in 250 West 57th St. Associates L.L.C. even if you vote “AGAINST” such proposal. Each of these proposals is subject to a separate consent and approval of each proposal is not dependent on approval of any other proposal.

If holders of 80% of the participation interests in any of the three participating groups in Empire State Building Associates L.L.C. or holders of 90% of the participation interests in any of the seven participating groups in 60 East 42nd St. Associates L.L.C. approve the consolidation or third-party portfolio proposal, pursuant to a buyout right included in the participating agreements since inception of the subject LLCs, the agent of any such participating group will purchase on behalf of the subject LLC the participation interest of any participant in such participating group that voted “AGAINST” the consolidation or the third-portfolio proposal or “ABSTAINED,” as applicable, or that did not submit a consent form, unless such participant consents to the proposal within ten days after receiving written notice that the required supermajority vote has been received for the buyout amount.

The buyout amount for your interest would be substantially lower than the exchange value. The buyout amount, which is equal to the original cost less capital repaid, but not less than $100, is currently $100 for the interest held by a participant in Empire State Building Associates L.L.C. and $100 for the interest held by a participant in 60 East 42nd St. Associates L.L.C., as compared to the exchange value of $33,085 (or $36,650 if you are not subject to the voluntary capital override) per $1,000 original investment for Empire State Building Associates L.L.C. and $38,972 per $1,000 original investment for 60 East 42nd St. Associates L.L.C., respectively. The cash required to buyout non-consenting participants will not be paid from the proceeds from the IPO.

These buyouts are contractual provisions expressly stated for 60 East 42nd Street Associates L.L.C. and Empire State Building Associates L.L.C. at the inception of these subject LLCs in their original participating agreements dated December 1, 1954 and July 11, 1961, respectively, under which the participation interests were issued. The buyout provisions were included as a practical way to permit the entity to act, while still following the then-current tax advice provided to the supervisor of the subject LLCs that participants needed to act unanimously to permit these subject LLCs to obtain partnership status and to avoid entity level tax as a corporation for U.S. federal income tax purposes. For this purpose, the buyout provisions allow the purchase, at original cost less capital returned (but not less than $100), of the interest held by a non-consenting participant after ten-days’ notice of receipt of approval by a required supermajority (90% for 60 East 42nd Street Associates

L.L.C. and 80% for Empire State Building Associates L.L.C., in each case by participation group), if such non-consenting participant still does not change its vote to approval. Accordingly, the buyout provisions preserved the unanimity which was considered necessary for these tax reasons, but prevented a small minority, which might be acting for its own purposes and not in the interests of other participants, from preventing action by the large supermajority. The agents are authorized under the participating agreements to buy out participation interests of participants that do not consent to the action if the required supermajority consent is received, as described below. Since such buyout is necessary to provide for the required unanimous consent and is not conditioned on the transaction closing, the agent has the right to buy out participation interests from participants who do not vote “FOR” either proposal, if the required supermajority consent is obtained with respect to such proposal, within ten days after written notice, as described below, whether or not either or neither proposal is consummated.

Prior to an agent purchasing the participation interests of non-consenting participants, an agent will give such participants not less than ten days’ notice after the required supermajority consent is received by a subject LLC to permit them to consent to the consolidation or the third-party portfolio proposal, as applicable, in which case their participation interests will not be purchased. The agents will purchase the participation interests for the benefit of the subject LLC and not for their own account and will be reimbursed by the subject LLC for the cost of such buyout. If the agent purchases these participation interests, the requirement for consent of participants holding 100% of the participation interests of that participating group will be satisfied.

Unanimity on the consents is required pursuant to the organizational documents of Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. with respect to both the consolidation and the third-party portfolio proposal; therefore, a participant in either of such subject LLCs who does not vote in favor of either the consolidation or third-party portfolio transaction proposal (and does not change his or her vote after notice that the requisite supermajority consent has been obtained) will be subject to this buyout regardless of whether either or neither transaction is consummated. The supervisor and the agents have the discretion to determine not to consummate either the consolidation or the third-party portfolio transaction even after supermajority approval has been obtained for either or both transactions and dissenting participants have been bought out.

The agents, who are the members of your subject LLCs, recently created a new class of membership interests, which were divided into series. A separate series was deemed to be distributed to holders of each participating group in your subject LLC. Each new series provides protections similar to those under a shareholder rights plan for a corporation. Each new series corresponds to a participating group for which a member acts as agent. The new series will not affect voting rights, except with respect to any person or group that acquires 6%, 3%, or 7.5% or more, respectively, of the outstanding participation interests in the applicable participating group (an “acquiring person”) for each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. If there is an acquiring person, the effect of the new series is that approval of the consolidation proposal and the third-party portfolio proposal by a participating group will require approval by the requisite consent of the participants in the participating group, as holders of the new series of membership interests, excluding the acquiring person.

The Wien group collectively owns participation interests in the subject LLCs and has advised that it will vote in favor of the consolidation and the third-party portfolio proposal. These participation interests represent the following percentage ownership for each subject LLC: 8.5921% for Empire State Building Associates L.L.C., 8.7684% for 60 East 42nd St. Associates L.L.C. and 7.3148% for 250 West 57th St. Associates L.L.C. In addition to the participation interests, members of the Wien group hold override interests, which are non-voting. See “Background of and Reasons for the Consolidation—Background of the Subject LLCs.”

Outstanding Participation interests. Holders of participation interests for all subject LLCs as of                     , 2012 are entitled to vote. As of March 31, 2012, the following numbers of participation interests were held by the number of participants indicated below:

Empire State Building Associates L.L.C.	Number of Participants	Number of Participation Interests Held(1)
Participating Group 1.	1,155	1,100
Participating Group 2	1,138	1,100
Participating Group 3	1,141	1,100

(1)	Based on an original investment per participation interest of $10,000.

60 East 42nd St. Associates L.L.C.	Number of Participants	Number of Participation Interests Held(1)
Participating Group 1.	126	100
Participating Group 2	148	100
Participating Group 3	131	100
Participating Group 4.	131	100
Participating Group 5	141	100
Participating Group 6	136	100
Participating Group 7.	144	100

(1)	Based on an original investment per participation interest of $10,000.

250 West 57th St. Associates L.L.C.	Number of Participants	Number of Participation Interests Held(1)
Participating Group 1.	46	72
Participating Group 2	73	72
Participating Group 3	88	72
Participating Group 4.	63	72
Participating Group 5	84	72
Participating Group 6	73	72
Participating Group 7.	66	72
Participating Group 8.	68	72
Participating Group 9	87	72
Participating Group 10	69	72

(1)	Based on an original investment per participation interest of $5,000.

You are entitled to one vote for each participation interest held. Accordingly, the number of participation interests entitled to vote with respect to the consolidation and the third-party portfolio proposal is equivalent to the number of participation interests held on the last day of the consent solicitation period.

Investor Lists. Under Rule 14a-7 of the Securities Exchange Act of 1934, as amended, which is referred to herein as the Exchange Act, your subject LLC is required, upon your written request, to provide to you:

•	a statement of the approximate number of participants in your subject LLC and

•	the estimated cost of mailing a proxy statement, form of proxy or other similar communication to your subject LLC’s participants.

In addition, you have the right, at your option, either:

•	to have your subject LLC mail (at your expense) copies of any consent statement, consent form or other soliciting materials to be furnished by you to the other participants in your subject LLC or

•

to have the subject LLC deliver to you, within five business days of the receipt of the request, a reasonably current list of the names, addresses and participation interests held by the participants in your subject LLC.

The right to receive the list of participants is subject to your payment of the cost of mailing and duplication at a rate of $0.20 fee per page.

Tabulation of Votes. An automated system administered by MacKenzie Partners, Inc. will tabulate the votes and consents. Abstentions will be tabulated with respect to the consolidation and other matters to be voted on. Abstentions will have the effect of a vote “AGAINST” the consolidation, as will the failure to return a consent form and broker nonvotes. Broker nonvotes are where a broker submits a consent but does not have authority to vote a participant’s participation interest the consolidation proposal.

Revocability of Consent. You may withdraw or revoke your consent form, or change your vote, at any time before the later of the date that consents from participants holding the required percentage interest are received by your subject LLC and the 60th day after the date of this prospectus/consent solicitation. In addition, a participant in Empire State Building Associates L.L.C. or 60 East 42nd St. Associates L.L.C. that does not consent to (or who abstains from or does not vote with respect to) the consolidation or the third-party portfolio proposal, as applicable, may also change his or her vote to consent to the consolidation or the third-party portfolio proposal, as applicable, within ten days after the notice that the required supermajority consent has been received with respect to such proposal is sent, as described below. A participant can change his or her vote by sending to MacKenzie Partners, Inc., the vote tabulator, (i) a written statement that he or she would like to change his or her vote, or (ii) a new consent form. Either MacKenzie Partners, Inc. or the supervisor will send to the participant a written acknowledgment that the participant’s vote has been changed promptly following receipt of a changed vote. If a participant in Empire State Building Associates L.L.C. or 60 East 42nd Street Associates L.L.C. votes “AGAINST” the consolidation or the third-party portfolio proposal, “ABSTAINS” or does not submit a consent form and the supermajority consent of his or her participating group is received, the agent for his or her participating group will provide the written buyout notice, stating that such supermajority consent has been received to the participant following the expiration of the solicitation period, as the same may be extended. Participants may call MacKenzie Partners, Inc. during the solicitation period to check whether or not the required supermajority consent has been received, or to confirm that such participant’s changed vote has been received.

The consents of each of the agents, who are the members of the subject LLCs, will become effective when they execute consents following receipt of the required consents of the participants. The consents of the participants in each participating group will become effective when the consents of the required number of participants are received, but not earlier than the 60th day after the beginning of the solicitation period, and, in the case of Empire State Building Associates L.L.C. and 60 East 42nd Street Associates L.L.C., the procedure for buyouts is completed.

Solicitation of Consents. The solicitation of consents for the consolidation and the third-party portfolio transaction is being made by the supervisor and will be done principally by mail. Each of the subject LLCs, the supervisor, as well as Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr., as agents, and other affiliates of the supervisor may be deemed to be participants in the solicitation of consents in connection with the consolidation. The company will bear the entire cost of soliciting consents and of preparing, assembling, printing and mailing this prospectus/consent solicitation and any additional information furnished to participants in the subject LLCs if the consolidation is consummated. Original solicitation of consents by mail will be supplemented by telephone, telegram or personal solicitation by officers, members, managers or other regular employees of the supervisor and by MacKenzie Partners, Inc. The company has engaged MacKenzie Partners, Inc. to furnish solicitation services on its behalf. No additional compensation will be paid to officers, members, managers or other regular employees for such services, but MacKenzie Partners, Inc. will be paid a customary fee for its services, plus reimbursement of out-of-pocket expenses. The fee is not based on whether participants vote in favor of the proposals. The anticipated costs of soliciting consents, which include the estimated fee to be paid to MacKenzie Partners, Inc., are included as part of consolidation expenses as described under “Exchange Value and Allocation of Operating Partnership Units and Common Stock – Derivation of Consolidation Expenses” and the portion of these expenses allocable to the solicitation are estimated by the supervisor to be $            , $             and $            , respectively, for each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.

CONSENT PROCEDURES FOR VOLUNTARY PRO RATA REIMBURSEMENT PROPOSAL

The consent form being distributed to you and the other participants also seeks to obtain your consent to the payment of a voluntary pro rata reimbursement to the supervisor and Peter L. Malkin for costs advanced, plus interest, for the former property manager and leasing agent legal proceedings.

If you return a signed consent form but fail to indicate whether you consent to or disapprove of the voluntary pro rata reimbursement program, you will be deemed not to have consented to the voluntary pro rata reimbursement program. If you fail to return a signed consent form by the end of the solicitation period, you will be deemed not to have consented to the voluntary pro rata reimbursement program.

The solicitation of consents for the voluntary pro rata reimbursement program will continue until the later of: (i)                      or (ii) such later date as the supervisor from time to time may select. At its discretion, the supervisor may elect to extend the solicitation period for such proposal. Any consent form will be effective provided that such consent form has been properly completed and signed if received by MacKenzie Partners, Inc., which the company hired to tabulate your votes, prior to 5:00 p.m. Eastern time, on                      2012, unless the supervisor extends the solicitation period for such proposal, and, in such case, the last day of such extended solicitation period.

Tabulation of Consents. An automated system administered by MacKenzie Partners, Inc. will tabulate the votes and consents. Abstentions will have the effect of a “DOES NOT CONSENT” vote with respect to the voluntary pro rata reimbursement program, as will the failure to return a consent form and broker nonvotes. Broker nonvotes are where a broker submits a consent but does not have authority to vote a participant’s participation interest in the proposal.

Revocability of Consent. You may withdraw or revoke your consent form at any time before the 60th day after the date of this prospectus/consent solicitation. A participant can withdraw or revoke his or her consent form by sending to MacKenzie Partners, Inc., the vote tabulator, (i) a written statement that he or she would like to withdraw or revoke his or her consent form, or (ii) a new consent form. Either MacKenzie Partners, Inc. or the supervisor will send to the participant a written acknowledgment that the participant’s consent has been changed promptly following receipt of a changed consent. You may call MacKenzie Partners, Inc. during the solicitation period to confirm that your changed vote has been received.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EMPIRE STATE REALTY TRUST

This prospectus/consent solicitation contains forward-looking statements that involve risks and uncertainties. The company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus/consent solicitation. The company’s results of operations and financial condition, as reflected in the accompanying combined financial statements and related notes, are subject to the company’s management’s evaluation and interpretation of business conditions, changing capital market conditions and other factors that could affect the ongoing viability of the company’s tenants. You should read the following discussion with “Forward-Looking Statements” and the combined financial statements and related notes included elsewhere in this prospectus/consent solicitation.

Upon completion of the IPO and the consolidation, the historical operations of the predecessor and the properties that have been operated through the predecessor, will be combined with the company, the operating partnership and/or their subsidiaries. The following discussion and analysis should be read in conjunction with “Selected Financial and Other Data,” the company’s combined financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and the notes related thereto, the company’s unaudited combined financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and 2011, and the company’s unaudited condensed consolidated pro forma financial information appearing elsewhere in this prospectus/consent solicitation. Since the company’s formation, the company has not had any corporate activity. Accordingly, the company believes a discussion of its results of operations would not be meaningful, and this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust therefore only discusses the historical operations of the predecessor and the unaudited pro forma results of the company.

Unless the context otherwise requires or indicates, references in this section to “the company,” refer to (i) the company and its consolidated subsidiaries (including the operating partnership) after giving effect to the consolidation and the IPO and (ii) the predecessor before giving effect to the consolidation and the IPO.

Overview

The company is a self-administered and self-managed REIT that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area. The company was formed to continue and expand the commercial real estate business of the supervisor and its affiliates. The company’s primary focus will be to continue to own, manage and operate its current portfolio and to acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

For the periods presented, this Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses only the historical financial condition and results of operations of the predecessor which owns controlling interests in 16 properties and non-controlling interests in the following four office properties, which are accounted for under the equity method of accounting: the Empire State Building, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue. The fee ownership interests of the Empire State Building and 501 Seventh Avenue are included in the predecessor’s portfolio but the operating lease interests of these two properties are part of the predecessor’s equity interest in non-controlled entities. These non-controlled interests will represent a significant part of the company’s operations following the consolidation and the IPO (55.9% and 50.3% of the company’s pro forma revenues for the three months ended March 31, 2012, and the year ended December 31, 2011, respectively) when they become consolidated into the company’s operations. Therefore, the company does not show historical consolidated financial information for the company’s entire portfolio following the consolidation and the IPO. For the periods following the consummation of the consolidation and the IPO, the company’s operations will consolidate the operations of the non-controlled entities (as defined below) which will result in a material change in the company’s disclosure of the company’s financial condition and results of operations. The company also presents in this prospectus/consent solicitation pro forma financial information for the company reflecting the company’s entire portfolio on a consolidated basis, as of and for the three months ended March 31, 2012, and for the year ended December 31, 2011.

The company operates an integrated business that currently consists of two operating segments: real estate and construction contracting.

As of March 31, 2012, the company’s Manhattan and greater New York metropolitan area office properties were 76.2% leased (or 80.9% giving effect to leases signed but not yet commenced as of that date) and 88.4% leased (or 88.5% giving effect to leases signed but not yet commenced as of that date), respectively, and the company’s office properties as a whole were 79.1% leased (or 82.7% giving effect to leases signed but not yet commenced as of that date). The company’s ability to increase occupancy and rental revenue at its office properties depends on the successful completion of the company’s repositioning program and market conditions. The other component of the company’s real estate segment, retail leasing, comprises both standalone retail properties and retail space in the company’s Manhattan office properties. The company’s retail properties, including retail space in its Manhattan office properties, were 86.7% leased (or                 % giving effect to leases signed but not yet commenced as of that date) as of March 31, 2012.

Although construction contracting represented approximately 8.2% and 16.1%, respectively, of the company’s revenues for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, its relative contribution to the company’s net income was much less significant than its contribution to the company’s revenues.

The Empire State Building is the company’s flagship property and accounted for 45.3% and 40.4%, respectively, of the company’s total pro forma revenues for the three months ended March 31, 2012 and the year ended December 31, 2011. The Empire State Building provides the company with a diverse source of revenue through its office and retail leases, observatory operations and broadcasting licenses and related leased space. During the three months ended March 31, 2012 and the year ended December 31, 2011, the Empire State Building generated approximately $16.4 million and $80.6 million, respectively, of revenue from its observatory operations which represented approximately 13.3% and 16.2%, respectively, of the company’s pro forma revenues. The company anticipates that the observatory operations will be a separate accounting segment following the consolidation and the IPO.

From 2002 through 2006, the supervisor gradually gained day-to-day management of the company’s Manhattan office properties. Since then, the supervisor has been undertaking a comprehensive renovation and repositioning strategy of the Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. Since the supervisor assumed day-to-day management of the company’s Manhattan office properties beginning with One Grand Central Place in 2002, and through March 31, 2012, the private entities and the subject LLCs have invested a total of approximately $315.0 million (excluding tenant improvement costs and leasing commissions) in its Manhattan office properties pursuant to this program. Of the $315.0 million invested pursuant to this program, $138.0 million was invested at the Empire State Building. The company currently intends to invest between $170.0 million and $210.0 million of additional capital through the end of 2013. The company expects to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, the company currently estimates that between $60.0 million and $70.0 million of capital is needed beyond 2013 to complete the renovation program at the Empire State Building, which the company expects to complete substantially in 2016 due to the size and scope of the company’s remaining work and its desire to minimize tenant disruptions at the property. Of the total $230.0 million to $280.0 million of estimated additional capital the company expects to be incurred through 2016, the company currently estimates that between $195.0 million and $235.0 million is attributable to the Empire State Building. These estimates are based on the supervisor’s current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change.

The company intends to fund these capital improvements through a combination of operating cash flow and borrowings. These improvements, within the company’s renovation and repositioning program, include restored, renovated and upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; upgrade and standardization of retail storefront and signage; façade restorations; modernization of building-wide systems; and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of the company’s properties and have contributed significantly to the company’s tenant repositioning efforts, which seek to increase its occupancy; raise the company’s rental rates; increase rentable square feet; increase the company’s aggregate rental revenue; lengthen its average lease term; increase its average lease size; and improve its tenant credit quality. The company has also aggregated smaller spaces in order to offer larger blocks of office space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. This strategy has shown attractive results to date, as illustrated by the case studies which are described in “The Company Business and Properties—Renovation and Repositioning Case Studies,” and the company believes has the potential to improve the company’s operating margins and cash flows in the future. The company believes it will continue to enhance its tenant base and improve rents as the company’s pre-renovation leases continue to expire and be re-leased.

Historically, the supervisor has operated the business to preserve capital through conservative debt levels. Upon completion of the consolidation and the IPO, the company will have no debt maturing in the remainder of 2012 and approximately $57.6 million of debt maturing in 2013 and the company expects to have pro forma total debt outstanding of approximately $1.05 billion, with a weighted average interest rate of 5.29% and a weighted average maturity of 3.9 years and 83.2% of which is fixed-rate indebtedness. Additionally, the company expects to have approximately $170.1 million of available borrowing capacity under its loans on a pro forma basis. The company’s overall leverage will depend on the company’s mix of investments and the cost of leverage. The company’s charter does not restrict the amount of leverage that the company may use.

The company is a Maryland corporation that was formed on July 29, 2011. The company conducts all of its business activities through its operating partnership, of which the company is the sole general partner. The company intends to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2012.

The Predecessor

The predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that the sponsors (Anthony E. Malkin and Peter L. Malkin) own interests in and control, which are collectively referred to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities which are collectively referred to as the non-controlled entities, and are presented as uncombined entities in the company’s combined financial statements. Specifically, the term “the predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which the company refers to as “the supervisor;” (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into the predecessor for accounting purposes) and entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage that the company will own after the consolidation, which the company refers to as the “existing entities;” (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which the company refers to as “Malkin Properties;” (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which the company refers to as “Malkin Properties NY;” (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which the company refers to as “Malkin Properties CT;” and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in the company’s portfolio), which the company refers to as “Malkin Construction.” The term “the predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. The predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Controlled Entities

As of March 31, 2012, properties that the sponsors own interests in and control, and whose operations are 100% consolidated into the financial statements of the predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Harrison, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New York

69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

The company owns entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of the company’s office properties that will support the development of an approximately 340,000 rentable square foot office building and garage.

The acquisition of interests in the company’s predecessor will be recorded at historical cost at the time of the consolidation.

Non-Controlled Entities

As of March 31, 2012, properties in which the sponsors own and control non-controlling interests and whose operations are reflected in the predecessor’s combined financial statements as an equity interest include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York—Empire State Building Company L.L.C.

Master operating lease position of 1350 Broadway, New York, New York—1350 Broadway Associates L.L.C. (long term ground lease)

1333 Broadway, New York, New York—1333 Broadway Associates L.L.C.

Master operating lease position of 501 Seventh Avenue, New York, New York—501 Seventh Avenue Associates L.L.C.

All of the company’s business activities will be conducted through its operating partnership. The company will be the sole general partner of the company’s operating partnership. Pursuant to the consolidation, the company’s operating partnership will (i) acquire interests in the office and retail properties owned by the controlled entities (including the predecessor management companies) and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of the company’s Class A common stock, Class B common stock, operating partnership units, and/or cash.

Consolidation Transactions

Prior to or concurrently with the completion of the IPO, the company will engage in the consolidation pursuant to which the company will acquire, through a series of contributions and merger transactions, (i) the 18 properties owned by the controlled and non-controlled entities, (ii) one development parcel in which the predecessor owns a controlling interest and (iii) the business and assets of the predecessor management businesses. In the aggregate, these interests will comprise the company’s ownership of its property portfolio. The company will not acquire its predecessor’s affiliates’ interests in the option properties, the excluded properties or the excluded businesses.

To acquire the properties to be included in the company’s portfolio from the current owners the company will issue to the participants and holders of override interests in the private entities shares of the company’s Class A common stock, shares of the company’s Class B common stock and operating partnership units, and the company will pay cash to participants in the private entities that are non-accredited and accredited investors that are charitable organizations but chose cash consideration. Cash amounts will be provided from the net proceeds of the IPO. These contributions and other transactions will be effected prior to or substantially concurrently with the completion of the IPO.

The company has determined that one of the predecessor entities, Malkin Holdings LLC, is the acquirer for accounting purposes, and therefore the contribution of the assets of, or acquisition by merger of, the controlled entities is considered a transaction between entities under common control since the sponsors control a majority interest in each of the controlled entities comprising the predecessor. As a result, the acquisition of interests in the controlled entities will be recorded at the company’s historical cost. The contribution of the assets of, or acquisition by merger of, the non-controlled entities (including the predecessor’s non-controlling interest in these entities) will be accounted for as an acquisition under the acquisition method of accounting and recognized as the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition. The fair value of these assets and liabilities has been allocated in accordance with Accounting Standards Codification (“ASC”), Section 805-10, Business Combinations (“ASC 805”) (formerly known as Statement of Financial Accounting

Standards (“SFAS”) No. 141 (“SFAS No. 141”), which was later replaced by SFAS 141 (R)). The company’s methodology for allocating the cost of acquisitions to assets acquired and liabilities assumed is based on estimated fair values, replacement cost and appraised values. The company estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements), identified intangible lease assets and liabilities (consisting of acquired above-market leases, acquired in-place lease value and acquired below-market leases) and assumed debt.

Based on these estimates, the company allocates the purchase price to the applicable assets and liabilities. The value allocated to in-place lease costs (tenant improvements and leasing commissions) are amortized over the related lease term and reflected as depreciation and amortization. The value of in-place lease assets and assumed above- and below-market leases is amortized over the related lease term and reflected as either an increase (for below-market leases) or a decrease (for in-place lease assets above-market leases) to rental income. The fair value of the debt assumed is determined using current market interest rates for comparable debt financings.

Factors That May Influence Future Results of Operations

Rental Revenue

The company derives revenues primarily from rents, rent escalations, expense reimbursements and other income received from tenants under existing leases at each of the company’s properties. “Escalations and expense reimbursements” consist of payments made by tenants to the company under contractual lease obligations to reimburse a portion of the property operating expenses and real estate taxes incurred at each property.

The company believes that the average rental rates for in-place leases at its properties are generally below the current market rates, although individual leases at particular properties presently may be leased above, at or below the current market rates within its particular submarket.

The amount of net rental income and reimbursements that the company receives depends principally on the company’s ability to lease currently available space, re-lease space to new tenants upon the scheduled or unscheduled termination of leases or renew expiring leases and to maintain or increase the company’s rental rates. Factors that could affect the company’s rental incomes include, but are not limited to: local, regional or national economic conditions; an oversupply of, or a reduction in demand for, office or retail space; changes in market rental rates; the company’s ability to provide adequate services and maintenance at its properties; and fluctuations in interest rates could adversely affect the company’s rental income in future periods. Future economic or regional downturns affecting the company’s submarkets or downturns in the company’s tenants’ industries could impair the company’s ability to lease vacant space and renew or re-lease space as well as the ability of the company’s tenants to fulfill their lease commitments, and could adversely affect the company’s ability to maintain or increase the occupancy at its properties.

Tenant Credit Risk

The economic condition of the company’s tenants may also deteriorate, which could negatively impact their ability to fulfill their lease commitments and in turn adversely affect the company’s ability to maintain or increase the occupancy level and/or rental rates of the company’s properties. The recent economic downturn has resulted in many companies shifting to a more cautionary mode with respect to leasing. Many potential tenants are looking to consolidate, reduce overhead and preserve operating capital and many are also deferring strategic decisions, including entering into new, long-term leases at properties.

Leasing

The company has seen an improvement since 2008 in leasing activity. For example, during 2011, on a pro forma basis, the company signed 1,534,064 rentable square feet of new leases and lease renewals, an increase of

28.1% over 2010 and 33.9% over 2009. An additional 259,043 rentable square feet of leases and lease renewals, on a pro forma basis, was signed in the three months ended March 31, 2012.

Due to the relatively small number of leases that are signed in any particular quarter, one or more larger leases may have a disproportionately positive or negative impact on average base rent, tenant improvement and leasing commission costs for that period. As a result, the company believes it is more appropriate when analyzing trends in average base rent and tenant improvement and leasing commission costs to review activity over multiple quarters or years. Tenant improvement costs include expenditures for general improvements occurring concurrently with, but that are not directly related to, the cost of installing a new tenant. Leasing commission costs are similarly subject to significant fluctuations depending upon the length of leases being signed and the mix of tenants from quarter to quarter.

As of March 31, 2012, the company’s Manhattan and greater New York metropolitan area office properties were 76.2% leased (or 80.9% giving effect to leases signed but not yet commenced as of that date) and 88.4% leased (or 88.5% giving effect to leases signed but not yet commenced as of that date), respectively, and the company’s office properties as a whole were 79.1% leased (or 82.7% giving effect to leases signed but not yet commenced as of that date). As of March 31, 2012, there was approximately 1.4 million rentable square feet of space in the company’s portfolio available to lease (excluding leases signed but not yet commenced) representing 17.0% of the net rentable square footage of the properties in the company’s portfolio. In addition, leases representing 7.5% and 7.2% of net rentable square footage of the properties in the company’s portfolio will expire in the remainder of 2012 (including month-to-month leases) and in 2013, respectively. These leases are expected to represent approximately 7.1% and 9.7%, respectively, of the company’s annualized base rent for such periods. The company’s revenues and results of operations can be impacted by expiring leases that are not renewed or re-leased or that are renewed or re-leased at base rental rates equal to above or below the current average base rental rates. Further, the company’s revenues and results of operations can also be affected by the costs the company incurs to re-lease available space, including payment of leasing commissions, renovations and build-to-suit remodeling that may not be borne by the tenant.

The company believes that as it completes the renovation and repositioning of its properties the company will, over the long-term, experience increased occupancy levels and rents. Over the short term, as the company renovates and repositions its properties, which includes aggregating smaller spaces to offer large blocks of space, the company may experience lower occupancy levels as a result of having to relocate tenants to alternative space and the strategic expiration of existing leases. The company believes that despite the short-term lower occupancy levels it may experience, the company will continue to experience increased rental revenues as a result of the increased rents which the company expects to obtain in following the renovation and repositioning of its properties.

Market Conditions

The properties in the company’s portfolio are located in Manhattan and the greater New York metropolitan area, which includes Fairfield County, Connecticut and Westchester County, New York. Positive or negative changes in conditions in these markets, such as business hirings or layoffs or downsizing, industry growth or slowdowns, relocations of businesses, increases or decreases in real estate and other taxes, costs of complying with governmental regulations or changed regulation, can impact the company’s overall performance.

Taxable REIT Subsidiaries

Following the consolidation and the IPO, Empire State Realty Observatory TRS, LLC, a New York limited liability company, which is referred to herein as Observatory TRS, and Empire State Realty Holdings TRS, LLC, a Delaware limited liability company, which is referred to herein as Holding TRS, will be wholly owned subsidiaries of the operating partnership. The company intends to elect, together with Observatory TRS and

Holding TRS, to treat Observatory TRS and Holding TRS as TRSs of the company’s for U.S. federal income tax purposes. A TRS generally may provide non-customary and other services to the company’s tenants and engage in activities that the company may not engage in directly without adversely affecting the company’s qualification as a REIT, although a TRS may not operate or manage a lodging facility or provide rights to any brand name under which any lodging facility is operated. See “U.S. Federal Income Tax Considerations—Taxation of the Company—Requirements for Qualification—Effect of Subsidiary Entities—Taxable REIT Subsidiaries.” The company may form additional TRSs in the future, and the operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to Observatory TRS and Holding TRS. Any income earned by a TRS of the company’s will not be included in the company’s taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to the company as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—Gross Income Tests.” Because a TRS is subject to entity-level U.S. federal income tax and state and local income tax (where applicable) in the same manner as other taxable corporations, the income earned by a TRS of the company’s generally will be subject to an additional level of tax as compared to the income earned by the company’s other subsidiaries.

The observatory operations at the Empire State Building have historically been part of the financial results of Empire State Building Company L.L.C., one of the non-controlled entities, and therefore, have not been consolidated into the predecessor’s financial statements. Instead, they have been a component of the predecessor’s equity investment in non-controlled entities. Following the consolidation and the IPO, these operations will be part of the company’s consolidated results and the company anticipates it will constitute a separate accounting segment. The revenues from the company’s observatory operations will represent a significant portion of the company’s operations following the consolidation and the IPO representing 13.3% and 16.2% of the company’s pro forma revenues for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively. For the three months ended March 31, 2012 and the year ended December 31, 2011, the lease payment from the observatory operations to the Empire State Building Company L.L.C. was $3.3 million and $49.8 million, respectively. These operations will be run by Observatory TRS. The company’s operating partnership and Observatory TRS are party to a lease which is structured to pay the operating partnership a fixed minimum rent plus variable gross participations in certain operations of the company’s observatory. Therefore, the amounts payable under this lease will be dependent upon the following: (i) the number of tourists (domestic and international) that come to New York City and visit the observatory, as well as any related tourism trends; (ii) the prices per admission that can be charged; (iii) seasonal trends affecting the number of visitors to the observatory; (iv) competition, in particular from the planned observation in the new property under construction at One World Trade Center; and (v) weather trends.

Operating expenses

The company’s operating expenses generally consist of repairs and maintenance, security, utilities, property-related payroll, bad debt expense and prior to the IPO, third-party management fees. Factors that may affect the company’s ability to control these operating costs include: increases in insurance premiums, tax rates, the cost of periodic repair, renovation costs and the cost of re-leasing space, the cost of compliance with governmental regulation, including zoning and tax laws, the potential for liability under applicable laws and interest rate levels. Also, as a public company, the company’s annual general and administrative expenses will be meaningfully higher compared to historical expenses due to legal, insurance, accounting and other expenses related to corporate governance, SEC reporting, other compliance matters and the costs of operating as a public company. If the company’s operating costs increase as a result of any of the foregoing factors, the company’s future cash flow and results of operations may be adversely affected.

The expenses of owning and operating a property are not necessarily reduced when circumstances, such as market factors and competition, cause a reduction in income from the property. If revenues drop, the company may not be able to reduce the company’s expenses accordingly. Costs associated with real estate investments, such as real estate taxes and maintenance generally, will not be materially reduced even if a property is not fully occupied or other circumstances cause the company’s revenues to decrease. As a result, if revenues decrease in the future, static operating costs may adversely affect the company’s future cash flow and results of operations. If similar economic conditions exist in the future, the company may experience future losses.

Cost of funds and interest rates

The company expects future changes in interest rates will impact the company’s overall performance. Subject to maintaining its qualification as a REIT for U.S. federal income tax purposes, the company may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. While the company may seek to manage the company’s exposure to future changes in rates, portions of the company’s overall outstanding debt will likely remain at floating rates. Following the IPO and the consolidation, the company expects to have floating rate mortgage loans on 501 Seventh Avenue (third lien), 250 West 57th Street (third lien), 1350 Broadway (second lien) and the company’s secured term loan on the Empire State Building, which collectively represent 16.8% of the company’s pro forma indebtedness. The company’s floating rate debt may increase to the extent the company uses available borrowing capacity under its loans to fund capital improvements. The company continually evaluates its debt maturities, and, based on the company’s management’s current assessment, believes it has viable financing and refinancing alternatives that will not materially adversely impact the company’s expected financial results. Upon completion of the consolidation and the IPO, the company will have no debt maturities in the remainder of 2012 and maturities in the amount of $57.6 million in 2013.

Competition

The leasing of real estate is highly competitive in Manhattan and the greater New York metropolitan market in which the company operates. The company competes with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop properties similar to the company’s in the same markets in which the company’s properties are located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. In addition, the company faces competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than the company does or that are willing to acquire properties in transactions which are more highly leveraged or are less attractive from a financial viewpoint than the company is willing to pursue. In addition, competition from observatory and/or broadcasting operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center and the existing broadcasting facility at Four Times Square, could have a negative impact on revenues from the company’s observatory and/or broadcasting operations. Adverse impacts on domestic travel and changes in foreign currency exchange rates may also decrease demand in the future, which could have a material adverse effect on the company’s results of operations, financial condition and ability to make distributions to its stockholders. Additionally, completion of the new Vornado Tower currently under construction at 15 Penn Plaza may provide a source of competition for office and retail tenants, due to its close proximity to the Empire State Building. If the company’s competitors offer space at rental rates below current market rates, below the rental rates the company currently charges its tenants, in better locations within the company’s markets or in higher quality facilities, the company may lose potential tenants and may be pressured to reduce its rental rates below those the company currently charges in order to retain tenants when its tenants’ leases expire.

Critical Accounting Policies

Basis of Presentation and Principles of Combination

The accompanying combined financial statements of the supervisor are prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and with the rules and regulations of the U.S. SEC. The effect of all significant intercompany balances and transactions has been eliminated. The combined financial statements include all the accounts and operations of the supervisor. The real estate entities included in the accompanying combined financial statements have been combined on the basis that, for the periods presented, such entities were under common control, common management and common ownership of the sponsors and/or their affiliates and family members. Equity interests in the combining entities that are not controlled by the sponsors and/or their affiliates and family members are shown as investments in uncombined entities. The company will also acquire these interests.

In June 2009, the Financial Accounting Standards Board, or FASB, amended the guidance for determining whether an entity is a variable interest entity, or VIE, and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Adoption of this guidance on January 1, 2010 did not have a material impact on the company’s combined financial statements. The company’s management does not believe that the company has any variable interests in VIEs.

The company will assess the accounting treatment for each investment it may have in the future. This assessment will include a review of each entity’s organizational agreement to determine which party has what rights and whether those rights are protective or participating. For all VIEs, the company will review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity’s economic performance and benefit. In situations where the company or its partner could approve, among other things, the annual budget, the entity’s tax return before filing, and leases that cover more than a nominal amount of space relative to the total rentable space at each property, the company would not consolidate the investment as the company considers these to be substantive participation rights that result in shared power of the activities that would most significantly impact the performance and benefit of such joint venture investment. Such agreements could also contain certain protective rights such as the requirement of partner approval to sell, finance or refinance the investment and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests are required to be presented as a separate component of equity in the combined balance sheets and in the combined statements of income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interests. As the financial statements of the supervisor have been prepared on a combined basis, there is no non-controlling interest for the periods presented.

Accounting Estimates

The preparation of the combined financial statements in accordance with GAAP requires the company’s management to use estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant items subject to such estimates and assumptions include allocation of the purchase price of acquired real estate properties among tangible and intangible assets, determination of the useful life of real estate properties and other long-lived assets, valuation and impairment analysis of combined and uncombined commercial real estate properties and other long-lived assets, estimate of percentage of completion on construction contracts, and valuation of the allowance for doubtful accounts. These estimates are prepared using the company’s management’s best judgment, after considering past, current, and expected events and economic conditions. Actual results could differ from those estimates.

Real Estate

Commercial real estate properties are recorded at cost, less accumulated depreciation and amortization. The recorded cost includes cost of acquisitions, development and construction and tenant allowances and improvements. Expenditures for ordinary repairs and maintenance are charged to operations as incurred. Significant replacements and betterments which improve or extend the life of the asset are capitalized. Tenant improvements which improve or extend the life of the asset are capitalized. If a tenant vacates its space prior to the contractual termination of its lease, the unamortized balance of any tenant improvements are written off if they are replaced or have no future value.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	39 years
Building improvements	Shorter of remaining life of the building or useful life
Building (leasehold interest)	Lesser of 39 years or remaining term of the lease
Furniture and fixtures	Four to seven years
Tenant improvements	Shorter of remaining term of the lease or useful life

For commercial real estate properties acquired after June 30, 2001, the company assesses the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, above- and below-market leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities) in accordance with guidance included in ASC 805, and allocates the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings as if vacant, based on estimated fair values. The company assesses and considers fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that the company deems appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The company also considers an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenant’s credit quality and expectations of lease renewals. Based on the company’s acquisitions to date, the company’s allocation to customer relationship intangible assets has been immaterial. Real estate properties acquired prior to July 1, 2001 were accounted for under the provisions of Accounting Principles Board (“APB”) 16 (“APB 16”), using the purchase method. Under the provisions of APB 16, the company did not allocate any of the purchase prices to acquired leases. APB 16 was superseded by SFAS 141 and later SFAS 141(R).

Acquired in-place lease costs (tenant improvements and leasing commissions) are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Acquired in-place lease assets and assumed above- and below-market leases are amortized on a straight-line basis as an adjustment to rental revenue over the remaining term of the underlying leases, including, for below-market leases, fixed option renewal periods, if any. To date, all such acquired lease intangibles were deemed to be immaterial and have been recorded as part of the cost of the acquired building. For below-market leases with fixed option renewal periods, we have applied a minimum threshold of a 10% differential between the fixed rate for fixed rate renewals and estimated market rents when evaluating recording a below-market lease intangible.

Results of operations of properties acquired are included in the combined statements of income from the date of acquisition. Effective January 1, 2009, the date the company adopted ASC 805, the company was required to expense all acquisition related costs as incurred. Prior to this date, directly related acquisition costs were treated as part of consideration paid and were capitalized. No properties were acquired during the periods presented, nor did the company incur any acquisition related costs.

Should a tenant terminate its lease, any unamortized acquired in-place lease costs and acquired in-place lease assets and assumed above- and below-market leases associated with that tenant will be written off to amortization expense or rental revenue, as indicated above.

For properties which the company constructs, the company capitalizes the cost to acquire and develop the property. The costs to be capitalized include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs of personnel directly involved and other costs incurred during the period of development.

Construction in progress is stated at cost, which includes the cost of construction, other direct costs and overhead costs attributable to the construction. Interest is capitalized if deemed material. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

The company ceases capitalization on the portions of a construction property substantially completed and occupied or held available for occupancy, and capitalizes only those costs associated with the portions under construction.

As a part of and concurrently with the consolidation and the IPO, the company will distribute its interest in certain residential buildings and land located in Stamford, Connecticut, which is zoned for residential use and held for future development. These interests have a historical cost of $15.6 million as of March 31, 2012 and such residential buildings and land will be distributed to certain of the owners of the supervisor and therefore will not be acquired by the company.

A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense is no longer recorded and the historic results are reclassified as discontinued operations.

Investments in Non-Controlled Entities

The company accounts for its investments under the equity method of accounting where the company does not have control but has the ability to exercise significant influence. Under this method, the company’s investments are recorded at cost, and the investment accounts are adjusted for the company’s share of the entities’ income or loss and for distributions and contributions. Equity income (loss) from non-controlled entities is allocated based on the portion of the company’s ownership interest that is controlled by the sponsor in each entity. The agreements may designate different percentage allocations among investors for profits and losses; however, the company’s recognition of the entity’s income or loss generally follows the entity’s distribution priorities, which may change upon the achievement of certain investment return thresholds.

To the extent that the company contributed assets to an entity, the company’s investment in the entity is recorded at cost basis in the assets that were contributed to the entity. Upon contributing assets to an entity, the company makes a judgment as to whether the economic substance of the transaction is a sale. If so, gain or loss is recognized on the portion of the asset to which the other partners in the entity obtain an interest.

To the extent that the carrying amount of these investments on the company’s combined balance sheets is different than the basis reflected at the entity level, the basis difference would be amortized over the life of the related asset and included in the company’s share of equity in net income of the entity.

On a periodic basis, the company assesses whether there are any indicators that the carrying value of the company’s investments in entities may be impaired on an other than temporary basis. An investment is impaired only if the company’s management’s estimate of the fair value of the investment is less than the carrying value of the investment on an other than temporary basis. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the fair value of the investment. None of the company’s investments in non-controlled entities are other than temporarily impaired.

The company recognizes incentive income in the form of overage fees from certain uncombined entities (which include non-controlled and other properties not included in the supervisor) as income to the extent it has been earned and not subject to a clawback feature.

If the company’s share of distributions and net losses exceeds its investments for certain of the equity method investments and if the company remains liable for future obligations of the entity or may otherwise be committed to provide future additional financial support, the investment balances would be presented in the accompanying combined balance sheets as liabilities. The effects of material intercompany transactions with these equity method investments are eliminated. None of the entity debt is recourse to the company.

The revenues and expenses of the company’s non-controlled entities, including those generated by the company’s observatory operations and the company’s broadcasting operations, are not included in the historical operating results of the supervisor. These revenues and expenses are included in the non-controlled entities’ financial statements and the company recognizes its share of net income, including those generated by the company’s observatory operations and the company’s broadcasting operations, through its share of equity in earnings. Upon completion of the consolidation and the IPO, the operations of the company’s non-controlled entities, including the company’s observatory operations and the company’s broadcasting operations, will be combined with the company, the operating partnership and/or the company’s subsidiaries. The revenue and expense recognition accounting policies in the financial statements of the company’s non-controlled entities are substantially the same as those of the historical predecessor. For the company’s observatory operations, revenues consist of admission fees to visit the company’s observatory and are recognized as income when admission tickets are sold. The company also recognizes rental revenue attributable to a retail tenant which operates the concession space in the observatory. In addition, the company also participates in revenues generated by concession operators from photography, audio and other products and services which are recognized as income at the time of sale. For the company’s broadcasting operations, revenues consist of broadcasting licenses and related leased space. The company recognizes broadcast licenses on a straight-line basis over the terms of the license agreements. The company also receives rental revenue from certain broadcasting tenants which the company recognizes on a straight-line basis over the terms of the separate lease agreements. Expenses for the company’s observatory and broadcasting operations are recognized as incurred.

Impairment of Long-Lived Assets

Long-lived assets, such as commercial real estate properties and purchased intangible assets subject to amortization, are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On a periodic basis, the company assesses whether there are any indicators that the value of the company’s real estate properties may be impaired or that its carrying value may not be recoverable. If circumstances require that a long-lived asset be tested for possible impairment, the company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. The company does not believe that the value of any of its properties and intangible assets were impaired during the three months ended March 31, 2012 and the years ended December 31, 2011, 2010 and 2009.

Income Taxes

The company intends to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2012. So long as the company qualifies as a REIT, the company generally will not be subject to U.S. federal income tax on the company’s net income that it distributes currently to its stockholders. To maintain the company’s qualification as a REIT, the company is required under the Code to distribute at least 90% of its REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to the company’s stockholders and meet certain other requirements. If the company fails to qualify as a REIT in any taxable year, the company will be subject to U.S. federal income tax on its taxable income at regular corporate rates. Even if the company qualifies for taxation as a REIT, the company may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on the company’s undistributed taxable income.

During the periods presented, the entities included in the combined financial statements are treated as partnerships or S corporations for U.S. federal and state income tax purposes and, accordingly, are not subject to entity-level tax. Rather, each entity’s taxable income or loss is allocated to its owners. Therefore, no provision or liability for U.S. federal or state income taxes has been included in the accompanying combined financial statements.

Two of the limited liability companies in the combined group have non-real estate income that is subject to New York City unincorporated business tax (“NYCUBT”). In 2011, one of these entities generated a loss for NYCUBT purposes while the other entity generated income. In 2009 and 2010, both entities generated losses for NYCUBT purposes. It is estimated that it is more likely than not that those losses will not provide future benefit.

No provision or liability for U.S. federal, state, or local income taxes has been included in these combined financial statements, as current year taxable income as referred to above is fully offset by a NYCUBT net operating loss carry forward from previous years.

The company accounts for uncertain tax positions in accordance with ASC 740, “Income Taxes.” ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, the company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures. As of March 31, 2012 and December 31, 2011 and 2010, the company does not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of the income tax provision. As of March 31, 2012, the tax years ended December 31, 2008 through December 31, 2011 remain open for an audit by the IRS. The company has not received a notice of audit from the IRS for any of the open tax years.

Segment Reporting

The company’s management has determined that the predecessor operates in two reportable segments: a real estate segment and a construction contracting segment. The real estate segment includes all activities related to the ownership, management, operation, acquisition, repositioning and disposition of the company’s real estate assets, including properties which are accounted for by the equity method. The construction segment includes all activities related to providing construction services to tenants and to other entities within and outside the company. These two lines of businesses are managed separately because each business requires different support infrastructures, provides different services and has dissimilar economic characteristics such as investments needed, stream of revenues and different marketing strategies. The company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Although the company’s observatory operations are currently not presented as a segment in the predecessor’s historical financial statements since the predecessor has a non-controlling interest in such observatory operations, the company anticipates that the operations of the company’s observatory will encompass a reportable segment upon completion of the consolidation and the IPO. The company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Goodwill

Certain of the properties the company will acquire in the consolidation are owned in two-tier structures with one entity owning a fee or master leasehold interest in the property and the other entity owning an operating or sub leasehold interest. This structure was implemented at inception to achieve flow through tax treatment. The operating lessee controls the operations of the property with the operating lease structured in a manner that shares net operating results, including capital expenditures and debt service, between these two entities. Two of the operating lessees, Empire State Building Company L.L.C. and 501 Seventh Avenue Associates L.L.C., are non-controlled entities and only the predecessor’s non-controlling interest in the operations of these two entities are part of the predecessor’s historical operations. In the remainder of these two-tier structures, the operations of both the owner and the operating lessee are part of the historical predecessor and are consolidated into the predecessor’s historical financial statements.

The interests in the predecessor will be recorded at historical cost at the time of the consolidation. Using the preliminary aggregate exchange values, as of March 31, 2012, on a pro forma basis, the carrying value of the company’s assets is substantially below their fair value. The acquisition of the controlling interests in the non-controlled entities, including the two operating lessees, will be accounted for as an acquisition under the acquisition method of accounting and the company will recognize the estimated fair value of the assets and liabilities acquired at the time of the consummation of the consolidation. When the company acquires the controlling interest in the assets of these two non-controlled operating lessees, the operating lease will be cancelled as the operations of the properties will be consolidated into the company’s operations. The purchase price will be allocated to any identified tangible or intangible assets the company is acquiring from these two entities. Since the non-controlled operating lessees have no interest in the land or base building the excess of the purchase price over any identified tangible and intangible assets for Empire State Building Company L.L.C. and 501 Seventh Avenue Associates L.L.C. will be recognized as goodwill on its balance sheet. Using the preliminary aggregate exchange values for the acquisition of these two non-controlled operating leaseholds, the company expects to record approximately $1.13 billion of goodwill. Approximately $229.0 million of the expected goodwill represents the fair value of the observatory operations of the Empire State Building after adjustment for an estimated market rent that the observatory would incur to the property owner, and approximately $905.9 million of the expected goodwill represents the remainder of the excess of the purchase price over identified tangible and intangible assets, of which approximately $893.4 million is attributable to Empire State Building Company L.L.C. and approximately $12.5 million is attributable to 501 Seventh Avenue Associates, L.L.C. Goodwill is not amortized and, therefore, will not affect the company’s future cash flows but may affect its income statement, if impaired. Based upon the preliminary aggregate exchange values as of March 31, 2012, the fair value of the assets of the company subsequently would have to decrease by over 63.3%, or $2.5 billion, for a determination that the goodwill may be impaired.

The company will review goodwill annually for impairment and whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired. Goodwill impairment evaluation requires the company to perform a two-step impairment test. In the first step, the company will compare the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the company will record an impairment write-off equal to the difference. After completion of the consolidation, the company may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. This assessment can consider relevant events and circumstances such as macro economic conditions, industry and market considerations, overall report general financial performance and other relevant entity-specific events.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. The company’s estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

The preliminary aggregate exchange value was determined by the independent valuer for the purpose of allocating equity interests in the 18 office and retail assets, one development parcel and the management companies that are being contributed to the company pursuant to the consolidation. The independent valuer’s preliminary appraisal was prepared for the purpose of determining these allocations and not for the purpose of establishing the absolute enterprise value of the company. The independent valuer’s preliminary appraisal may be materially different from the market determination of the enterprise value of the company in the IPO.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term liquid investments with original maturities of three months or less when purchased. The majority of the company’s cash and cash equivalents are held at major commercial banks which may at times exceed the Federal Deposit Insurance Corporation limit. To date, the company has not experienced any losses on its invested cash.

Restricted Cash

Restricted cash consists of amounts held by lenders and/or escrow agents to provide for future real estate tax expenditures and insurance expenditures, tenant vacancy related costs, debt service obligations and amounts held for tenants in accordance with lease agreements such as security deposits, as well as amounts held by the company’s third-party property managers.

Revenue Recognition

Rental Revenue

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. The company commences rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use. In addition, many of the company’s leases contain fixed percentage increases over the base rent to cover escalations. The company accounts for all of its leases as operating leases. Deferred rent receivables, including free rental periods and leasing arrangements allowing for increased base rent payments are accounted for in a manner that provides an even amount of fixed lease revenues over the respective non-cancellable lease terms. Differences between rental income recognized and amounts due under the respective lease agreements are recognized as an increase or decrease to deferred rents receivable.

The timing of rental revenue recognition is impacted by the ownership of tenant improvements and allowances. When the company is the owner of the tenant improvements, revenue recognition commences after both the improvements are completed and the tenant takes possession or control of the space. In contrast, if the company determines that the tenant allowances it is funding are lease incentives, then the company commences revenue recognition when possession or control of the space is turned over to the tenant. Tenant improvement ownership is determined based on various factors including, but not limited to, whether the lease stipulates how and on what a tenant improvement allowance may be spent, whether the tenant or landlord retains legal title to the improvements at the end of the lease term, whether the tenant improvements are unique to the tenant or general-purpose in nature, and whether the tenant improvements are expected to have any residual value at the end of the lease.

In addition to base rent, the company’s tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters’ wage rate in effect during a base year or increases in the Consumer Price Index over the index value in effect during a base year.

The company will recognize rental revenue of acquired in-place above- and below-market leases at their fair values over the terms of the respective leases, including, for below-market leases, fixed option renewal periods, if any.

Lease cancellation fees are recognized when the fees are determinable, tenant vacancy has occurred, collectability is reasonably assured, the company has no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. Such fees are included in other income and fees in the company’s combined statements of income.

Upon completion of the consolidation and the IPO, the operations of the company’s non-controlled entities, including the company’s observatory operations and the company’s broadcasting operations, will be combined with the company, the company’s operating partnership and/or the company’s subsidiaries. For the company’s observatory operations, revenues consist of admission fees to visit the company’s observatory and the company will recognize them as income when admission tickets are sold. For the company’s broadcasting operations, revenues consist of broadcasting licenses and related leased space. The company recognizes broadcasting licenses on a straight-line basis over the terms of the license agreements. The company also receives rental revenue from certain broadcasting tenants which the company recognizes on a straight-line basis over the terms of the separate lease agreements.

The company also earns concession revenues from photography, gifts and other products and services related to the company’s observatory operations which are recognized at the time of sale.

Gains on Sale of Real Estate

The company records a gain on sale of real estate when title is conveyed to the buyer and the company has no substantial economic involvement with the property. If the sales criteria for the full accrual method are not met, the company defers some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, profit sharing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Gains from sales of depreciated properties are included in discontinued operations and the net proceeds from the sale of these properties are classified in the investing activities section of the combined statements of cash flows. During the periods presented, the company does not sell any properties.

Third-Party Management, Leasing and Other Fees

The company earns revenue arising from contractual agreements with affiliated entities of the sponsors that are not presented as controlled entities. This revenue is recognized as the related services are performed under the respective agreements in place.

Construction Revenue

Revenues from construction contracts are recognized under the percentage of completion method. Under this method, progress towards completion is recognized according to the ratio of incurred costs to estimated total costs. This method is used because management considers the “cost-to-cost” method the most appropriate in the circumstances.

Contract costs include all direct material, direct labor and other direct costs and an allocation of certain overhead related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Allowance for Doubtful Accounts

The company maintains an allowance against tenant and other receivables and deferred rents receivables for future potential tenant credit losses. The credit assessment is based on the estimated accrued rental revenue that is recoverable over the term of the respective lease. The company also maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations. If the company’s estimate of collectability differs from the cash received, then the timing and amount of the company’s reported revenue could be impacted. Bad debt expense is included in operating expenses on the company’s combined statements of income and is an offset to allowance for doubtful accounts on the company’s combined balance sheets.

Discontinued Operations

The company reclassifies material operations related to properties sold during the period or held for sale at the end of the period to discontinued operations for all periods presented. There were no discontinued operations in the periods presented.

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew leases, are amortized on a straight-line basis over the related lease term and the expense is included in depreciation and amortization in the company’s combined statements of income. Upon the early termination of a lease, unamortized deferred leasing costs are charged to expense.

Deferred Financing Costs

Fees and costs incurred to obtain long-term financing have been deferred and are being amortized as a component of interest expense in the company’s combined statements of income over the life of the respective mortgage on the straight-line method which approximates the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking debt, which do not close, are expensed in the period in which it is determined that the financing will not close.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

Fair Value

Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

The company uses the following methods and assumptions in estimating fair value disclosures for financial instruments.

Cash and cash equivalents, restricted cash, tenant and other receivables, accrued interest payable, due from affiliated companies, due to affiliate companies, deferred revenue, tenant security deposits and accounts payable approximate their fair values because of the short-term nature of these instruments.

The fair value of the company’s mortgage notes payable is based on a discounted cash flow models using currently available market rates assuming the loans are outstanding through maturity and considering the loan to value ratios. The unsecured loans and notes payable are carried at amounts which reasonably approximate their fair value at inception.

The methodologies used for valuing financial instruments have been categorized into three broad levels as follows:

Level 1 -	Quoted prices in active markets for identical instruments.

Level 2 -	Valuations based principally on other observable market parameters, including:

Quoted prices in active markets for similar instruments;

Quoted prices in less active or inactive markets for identical or similar instruments;

Other observable inputs (such as risk free interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates); and

Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 -	Valuations based significantly on unobservable inputs.

Valuations based on third-party indications (broker quotes or counterparty quotes) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.

Valuations based on internal models with significant unobservable inputs.

These levels form a hierarchy. The company follows this hierarchy for the company’s financial instruments measured at fair value on a recurring and nonrecurring basis and other required fair value disclosures. The classifications are based on the lowest level of input that is significant to the fair value measurement.

For all periods presented, the company did not have any assets or liabilities subject to Level 1, 2, or 3 fair value measurements.

Offering Costs

The company has incurred external offering costs of approximately $2.6 million for the three months ended March 31, 2012 and approximately $13.3 million, $3.9 million and $0 for the years ended December 31, 2011, 2010 and 2009, respectively, which are included in deferred costs, net, in the company’s combined balance sheets. The company deferred such costs which will be recorded as a reduction of proceeds of this offering, or expensed as incurred if this offering is not consummated. Additional offering costs for work done by employees of the supervisor for the three months ended March 31, 2012 and March 31, 2011 and for the years ended December 31, 2011, 2010 and 2009, were incurred and advanced by the supervisor and have been reimbursed to the supervisor by the existing entities in the amount of approximately $395,000, $411,000, $1.8 million, $453,000 and $0, respectively. The revenue earned by the supervisor for the costs for the work done by the employees of the supervisor has been eliminated in combination and the costs have been included as a component of marketing, general and administrative expenses. Additionally, the non-controlled entities have incurred external offering costs of approximately $1.5 million and $884,000 for the three months ended March 31, 2012 and March 31, 2011, respectively, and approximately $9.0 million, $1.8 million and $0 for the years ended December 31, 2011, 2010 and 2009, respectively, that are not included in the predecessor’s historical financial statements. Further, additional offering costs for work done by employees of the supervisor of $247,000 and $182,000 for the three months ended March 31, 2012 and March 31, 2011, respectively, and $1.2 million, $172,000 and $0 for the years ended December 31, 2011, 2010 and 2009, respectively, were incurred by the non-controlled entities and advanced by the supervisor and have been reimbursed to the supervisor. Additional offering costs for work done by employees of the supervisor of approximately $89,000 and $162,000 for the three months ended March 31, 2012 and March 31, 2011, respectively, and approximately $340,000, $139,000 and $0 for the years ended December 31, 2011, 2010 and 2009, respectively, were incurred and advanced by the supervisor and have been reimbursed to the supervisor by the option entities.

Recently Adopted Accounting Pronouncements

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.” This ASU clarifies for which periods supplemental disclosure of pro forma revenue and net income is required when a business combination occurs in the current period. The guidance clarifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In the company’s case, the guidance is in effect for the 2011 annual reporting period. The adoption of this guidance did not have a material impact on the company’s combined financial statements.

In September 2011, the FASB issued a new Accounting Standards Update (ASU) to enhance the disclosure requirements about an employer’s participation in a multiemployer pension plan. Employers that participate in a multiemployer pension plan will be required to provide a narrative description of the general nature of the plans and the employer’s participation in the plans that would indicate how the risks of these plans are different from single-employer plans and a disclosure of the minimum contributions required by the agreement. For each multiemployer pension plan that is individually significant, employers are required to provide additional disclosures including disaggregation of information. In company’s case, the guidance is in effect for the 2011 annual reporting period. During the year ended December 31, 2011, the company adopted this guidance.

In May 2011 the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”). ASU 2011-04 represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurements. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments in this ASU are required to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the company’s combined financial statements.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Presentation of Comprehensive Income. The update provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of the comprehensive income are presented. The amendments in this update are to be applied retrospectively and are effective for fiscal years and interim periods beginning after December 15, 2011, except for the amendment to the presentation of reclassifications of items out of accumulated other comprehensive income which the FASB issued a deferral of the effective date on November 8, 2011. The adoption of this guidance did not have a material impact on the company’s combined financial statements.

Results of Operations

Overview

For the periods presented, the predecessor’s portfolio was comprised of interests in ten office properties and six retail properties and non-controlled interests in the following four office properties, which are accounted for under the equity method of accounting: the Empire State Building, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue. The fee ownership interests of the Empire State Building and 501 Seventh Avenue are included in the predecessor’s portfolio but the operating lease interests of these two properties are part of the predecessor’s equity interest in non-controlled entities. These non-controlled interests will represent a significant part of the company’s operations following the consolidation and the IPO (55.9% and 50.3% of the company’s pro forma revenues for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively) when they become consolidated into the company’s operations. Also, for the periods presented below, rental revenue includes rental revenue earned by the Empire State Building and 501 Seventh Avenue related to leasehold rent (which leasehold rent will be eliminated in consolidation), which upon acquisition by the company will be eliminated in consolidation. The following comparative discussion of results of operations discusses only the operations of the predecessor (which reflects its interest in the non-controlled entities as an equity investment). Therefore, for periods following the completion of the consolidation and the IPO, the company’s results of operations will be materially different as they will consolidate the non-controlled entities and will disclose more detailed information concerning the Empire State Building, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue.

Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011 (in thousands)

The following table summarizes the historical results of operations of the predecessor for three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
	2012	2011	Change	%
Revenues:
Rental revenue(1)	$42,683	$42,348	$335	0.8%
Tenant expense reimbursement	7,248	7,846	(598)	(7.6%)
Third-party management and other fees	2,179	1,449	730	50.4%
Construction revenue	4,904	8,004	(3,100)	(38.7%)
Other income and fees	2,828	7,412	(4,584)	(61.8%)

Total Revenues	59,842	67,059	(7,217)	(10.8%)

Operating Expenses:
Operating expenses	14,113	12,668	1,445	11.4%
Marketing, general and administrative expenses	3,836	4,085	(249)	(6.1%)
Construction expenses	4,957	8,118	(3,161)	(38.9%)
Real estate taxes	7,284	7,188	96	1.3%
Depreciation and amortization	9,943	8,020	1,923	24.0%

Total Operating Expenses	40,133	40,079	54	0.1%

Income from Operations Before Interest Expense and Equity in Net Income of Non-Controlled Entities	19,709	26,980	(7,271)	(26.9%)
Interest expense, net	13,104	12,904	200	1.5%

Income from Operations before Equity in Net Income of Non-controlled Entities	6,605	14,076	(7,471)	(53.1%)
Equity in net income of non-controlled entities	4,504	3,254	1,250	38.4%

Net Income	$11,109	$17,330	$(6,221)	(35.9%)

(1)	Includes $3,951 and $3,368 of leasehold rent for the three months ended March 31, 2012 and March 31, 2011, respectively.

Rental Revenue

Rental revenue increased by $335, or 0.8%, to $42,683 for the three months ended March 31, 2012 from $42,348 for the three months ended March 31, 2011. The increase was primarily attributable to (i) an increase in overage rent income at 501 Seventh Avenue of $273 which was attributable to improvement and tenanting costs being funded by borrowings made by Seventh & 37th Associates L.L.C. (the lessor) as opposed to 501 Seventh Avenue Associates L.L.C. (the lessee) funding improvements costs during the period through operating cash flow which had been done in the first quarter of 2011 and (ii) a net increase in basic rental revenue of $62.

Tenant Expense Reimbursement

Tenant expense reimbursement decreased by $598, or 7.6%, to $7,248 for the three months ended March 31, 2012 from $7,846 for the three months ended March 31, 2011. Generally, under the company’s leases, the company is entitled to reimbursement from its tenants for increases in the consumer price index, real estate tax and operating expenses associated with the leased property over the amount incurred for these operating expenses in the first year of the leases. Therefore, no tenant reimbursements are typically earned during the first year of a lease term. The decrease in tenant expense reimbursements for the three months ended March 31, 2012 as compared to the three months ended March 31, 2011 was primarily attributable to: (i) a decline in electric income of $707 primarily due to new tenants generally having their space metered resulting in lower profit margins on electric than previous tenants billed on a non-metered basis; and (ii) lower real estate tax escalation charges of $118 due to new base year computations on new leases. These decreases were partially offset by (i) an increase in operating expense reimbursements of $129 primarily due to large new and renewal leases in 2011 where the tenant thereunder did not have to pay operating escalation in their base year; and (ii) other escalations and reimbursements which increased by $99.

Third-Party Management and Other Fees

Third-party management and other fees increased by $730, or 50.4%, to $2,179 for the three months ended March 31, 2012 from $1,449 for the three months ended March 31, 2011. This increase is attributable to increased professional fees charged to the properties being accounted for under the equity method, the option properties and the excluded properties and excluded businesses.

Construction Revenue

Construction revenue decreased by $3,100, or 38.7%, to $4,904 for the three months ended March 31, 2012 from $8,004 for the three months ended March 31, 2011. This decrease is attributable to lower construction activity in the three months ended March 31, 2012 compared to the three months ended March 31, 2011. In 2012, the company experienced a decrease in the project size of its construction projects. The aggregate billings for the five largest projects in the three months ended March 31, 2012 was $3,179, while the aggregate billings for the five largest projects in the three months ended March 31, 2011 was $6,838. The 2012 projects include revenue of $1,652 from the construction of a middle school in Connecticut.

Other Income and Fees

Other income and fees decreased by $4,584, or 61.8%, to $2,828 for the three months ended March 31, 2012 from $7,412 for the three months ended March 31, 2011. This decrease is mainly attributable to $5,021 of 2011 income as a voluntary reimbursement of legal expenses previously incurred by the company and received from the Helmsley estate, offset by net increases in other income, including an $850 lease cancellation fee from a tenant at One Grand Central Place.

Operating Expenses

Operating expenses increased by $1,445, or 11.4%, to $14,113 for the three months ended March 31, 2012 from $12,668 for the three months ended March 31, 2011. This increase is primarily attributable to (i) higher operating payroll of $751 (including increases at One Grand Central Place of $210 primarily relating to union costs and $110 at 250 West 57th Street), (ii) an increase to repairs and maintenance of $398 and (iii) an increase of $233 reflecting lower recoveries of prior bad debt write-offs ($11 in the three months ended March 31, 2012 compared with $244 in three months ended March 31, 2011).

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses decreased by $249, or 6.1%, to $3,836 for the three months ended March 31, 2012 from $4,085 for the three months ended March 31, 2011. This decrease mainly reflects (i) a $237 decrease of airplane expenses which are not reflected in 2012 (the shares in the airplanes were sold in 2011), and (ii) a $134 decrease in payroll, partially offset by a $111 increase in general expenses.

Construction Expenses

Construction expenses decreased by $3,161, or 38.9%, to $4,957 for the three months ended March 31, 2012 from $8,118 for the three months ended March 31, 2011. This decrease correlates with the decrease in the new construction projects as noted above in Construction Revenue.

Real Estate Taxes

Real estate taxes increased by $96, or 1.3%, to $7,284 for the three months ended March 31, 2012 from $7,188 for the three months ended March 31, 2011. The increase was primarily attributable to an aggregate increase of $179 at 250 West 57th Street, 1359 Broadway and One Grand Central Place and an aggregate decrease of $125 at 500 Mamaroneck Avenue and 1542 Third Avenue.

Depreciation and Amortization

Depreciation and amortization increased by $1,923, or 24.0%, to $9,943 for the three months ended March 31, 2012 from $8,020 for the three months ended March 31, 2011. The increase in depreciation and amortization expense was primarily the result of improvements made at the Empire State Building and One Grand Central Place resulting in additional depreciation and amortization of $1,950, which was partially offset by a net decrease at the other properties of $27.

Interest Expense, Net

Interest expense, net (including amortization of mortgage costs) increased by $200, or 1.5%, to $13,104 for the three months ended March 31, 2012 from $12,904 for the three months ended March 31, 2011. The increase was primarily attributable to (i) increased mortgage interest expense at the Empire State Building, 501 Seventh Avenue, 250 West 57th Street and 500 Mamaroneck Avenue due to increased borrowings (approximately $287 in aggregate); and (ii) partially offset by a decrease related to lower principal balances at various properties.

Equity in Income of Non-controlled Entities

Equity in income of non-controlled entities increased by $1,250, or 38.4%, to $4,504 for the three months ended March 31, 2012 from $3,254 for the three months ended March 31, 2011. The increases in equity in net income of non-controlled entities included (i) a net real estate tax refund of $9,125 received by the lessee of the Empire State Building for the fiscal years 2002/2003 through 2011/2012 of which the company’s share is $2,167, partially offset by lower income earned by the lessee of the Empire State Building of $2,141 (excluding the real estate tax refund) of which the company’s share is $508 (including acquisition fees of $1,149 for the three months ended March 31, 2012 of which the company’s share was $273; acquisition costs were not expensed for the similar period in 2011) and lower income at 1333 Broadway of $795 of which the company’s share was $398 and was partially attributable to higher vacancies including a large retail tenant that vacated in the three months ended June 30, 2011.

Year Ended December 31, 2011 Compared To Year Ended December 31, 2010 (in thousands)

The following table summarizes the historical results of operations of the predecessor for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011	2010	Change	%
Revenues:
Rental revenue(1)	$198,494	$166,159	$32,335	19.5%
Tenant expense reimbursement	31,063	32,721	(1,658)	(5.1%)
Third-party management and other fees	5,626	3,750	1,876	50.0%
Construction revenue	47,560	27,139	20,421	75.2%
Other income and fees	12,045	16,776	(4,731)	(28.2%)

Total Revenues	294,788	246,545	48,243	19.6%

Operating Expenses:
Operating expenses	57,102	60,356	(3,254)	(5.4%)
Marketing, general and administrative expenses	15,688	13,924	1,764	12.7%
Construction expenses	46,230	27,581	18,649	67.6%
Real estate taxes	29,160	27,585	1,575	5.7%
Depreciation and amortization	35,513	34,041	1,472	4.3%

Total Operating Expenses	183,693	163,487	20,206	12.4%

Income from Operations Before Interest Expense and Equity in Net Income of Non-Controlled Entities	111,095	83,058	28,037	33.8%
Interest expense, net	54,746	52,264	2,482	4.7%

Income from Operations before Equity in Net Income of Non-controlled Entities	56,349	30,794	25,555	83.0%
Equity in net income of non-controlled entities	3,893	15,324	(11,431)	(74.6%)

Net Income	$60,242	$46,118	$14,124	30.6%

(1)	Includes $42,902 and $17,106 of leasehold rent for the years ended December 31, 2011 and December 31, 2010, respectively.

Rental Revenue

Rental revenue increased by $32,335, or 19.5%, to $198,494 for the year ended December 31, 2011 from $166,159 for the year ended December 31, 2010. This increase was primarily attributable to increased overage rent income at the Empire State Building of $24,669 which was primarily attributable to improvement costs funded by new borrowings made by Empire State Building Associates L.L.C. (the lessor) as opposed to Empire State Building Company L.L.C. (the lessee) funding improvements costs in 2011 through operating cash flow as had been done in 2010. In addition, the increase was attributable to (i) increased overage rent income at 501 Seventh Avenue of $704 which was primarily attributable to fewer improvements at the property; (ii) increased rental income at One Grand Central Place, 500 Mamaroneck and Metro Center which collectively accounted for $3,989 and was mainly due to new, renewed and expanded office leases; (iii) increased rental income of $3,492 at 250 West 57th Street including a significant retail lease that commenced in July 2010 that accounted for $861 of the increase and a write-off in 2010 of deferred straight-line receivable for cancellation of the previous retail tenant’s lease that accounted for $1,559 of the increase. Vacancy contributed to a decrease in rental income of $724 at 69-97 Main Street and the elimination of deferred rent receivable in connection with an early lease termination contributed to a decrease of $425 of rental income at 10 Union Square.

Tenant Expense Reimbursement

Tenant expense reimbursement decreased by $1,658, or 5.1%, to $31,063 for the year ended December 31, 2011 from $32,721 for the year ended December 31, 2010. Generally, under the company leases, the company is entitled to reimbursement from its tenants for increases in specific operating expenses associated with the leased property over the amount incurred for these operating expenses in the first year of the leases. Therefore, no tenant reimbursements are typically earned during the first year of a lease term. The decrease in tenant expense reimbursements for the year ended December 31, 2011 as compared to the year ended December 31, 2010 was primarily attributable to: (i) a decline in electric income of $1,735 primarily attributable to a decrease in electricity cost; (ii) operating expense reimbursements, which decreased by $734 mainly due to no reimbursement for the base year of new and renewal leases commenced in 2011; and (iii) Consumer Price Index income, which decreased by $412. This decrease was partially offset by: (i) real estate tax escalation income, which increased by $775 mainly due to increased real estate tax expense; (ii) cleaning income, which increased by $205; and (iii) security and repairs income, which increased by $169.

Third-Party Management and Other Fees

Third-party management and other fees increased by $1,876, or 50.0%, to $5,626 for the year ended December 31, 2011 from $3,750 for the year ended December 31, 2010. This increase is primarily attributable to increased supervisory and professional fees charged to the properties being accounted for under the equity method, the option properties and the excluded properties and excluded businesses. The company earned (i) supervisory fees from such entities of $3,328 and $1,925 for the years ended December 31, 2011 and 2010, respectively, and (ii) property management fees from such entities of $1,667 and $1,233 for the years ended December 31, 2011 and 2010, respectively.

Construction Revenue

Construction revenue increased by $20,421, or 75.2%, to $47,560 for the year ended December 31, 2011 from $27,139 for the year ended December 31, 2010. This increase is attributable to greater construction activity in the year ended December 31, 2011 compared to the year ended December 31, 2010. In 2011, the company experienced a significant increase in the project size of its construction projects. The aggregate billings for the five largest projects in the year ended December 31, 2011 was $39,946, while the aggregate billings for the five largest projects in the year ended December 31, 2010 was $19,725. The 2011 projects include revenue of (i) $16,196 from new construction of residential apartments and a residential parking garage at a development site adjacent to the company’s entitled land in Stamford, Connecticut that will not be contributed to the company in the consolidation and (ii) $22,463 from the construction of two middle schools in Connecticut. The company does not expect this increase in the project size and quantity of its construction projects to continue in the immediate future.

Other Income and Fees

Other income and fees decreased by $4,731 or 28.2%, to $12,045 for the year ended December 31, 2011 from $16,776 for the year ended December 31, 2010. This decrease is attributable to lease cancellation income which was $11,185 higher in the year ended December 31, 2010, related to four tenants at 1359 Broadway, First Stamford Place and 250 West 57th Street, all of which vacated their spaces in 2010. This decrease was partially offset by $5,178 of income received as a voluntary reimbursement of legal expenses previously incurred by the company of which $5,021 was from the Helmsley estate, and $1,550 of professional fees earned from the option properties for the year ended December 31, 2011.

Operating Expenses

Operating expenses decreased by $3,254, or 5.4%, to $57,102 for the year ended December 31, 2011 from $60,356 for the year ended December 31, 2010. This decrease is primarily attributable to a decrease in electricity expense of $2,419 following a change in electric provider at certain of the company’s Manhattan office properties resulting in better rates. The company’s bad debt expense also declined by $1,183 in 2011 due to improved collections. These decreases were partially offset by an increase to repairs and maintenance of $1,170.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses increased by $1,764, or 12.7%, to $15,688 for the year ended December 31, 2011 from $13,924 for the year ended December 31, 2010. This increase includes $717 of executive bonuses paid in 2011 and an increase to other administrative payroll of $384.

Construction Expenses

Construction expenses increased by $18,649, or 67.6%, to $46,230 for the year ended December 31, 2011 from $27,581 for the year ended December 31, 2010. This increase correlates with the increase in the new construction projects that were commenced in the years ended December 31, 2010 and 2011.

Real Estate Taxes

Real estate taxes increased by $1,575, or 5.7%, to $29,160 for the year ended December 31, 2011 from $27,585 for the year ended December 31, 2010. The increase was primarily attributable to increases of $867 at First Stamford Place and $275 at Metro Center, both attributable to prior year refunds received in the year ended December 31, 2010, and an increase of $334 at One Grand Central Place.

Depreciation and Amortization

Depreciation and amortization increased by $1,472, or 4.3%, to $35,513 for the year ended December 31, 2011 from $34,041 for the year ended December 31, 2010. The increase in depreciation and amortization expense was primarily the result of improvements made at the Empire State Building and One Grand Central Place resulting in additional depreciation and amortization of $3,060, which was partially offset by the write-off of unamortized tenant improvements and leasing costs at 1359 Broadway in 2010 associated with the early termination of leases resulting in a decrease of depreciation and amortization of $1,822 from that property.

Interest Expense, Net

Interest expense, net (including amortization of mortgage costs) increased by $2,482, or 4.7%, to $54,746 for the year ended December 31, 2011 from $52,264 for the year ended December 31, 2010. The increase was primarily attributable to (i) a prepayment fee of $2,343 and increased amortization of prior mortgage costs of $1,222 less lower interest expense of $646 with respect to the company’s new secured term loan at the Empire State Building which closed in July 2011; (ii) increased mortgage interest expense at 500 Mamaroneck Avenue and 501 Seventh Avenue due to increased borrowings (approximately $292 and $84, respectively); (iii) partially offset at 10 Union Square due to the 2010 prepayment of debt ($159 of increase in expense for the year ended December 31, 2010); and a decrease of $654 at various properties in connection with lower principal balances.

Equity in Income of Non-controlled Entities

Equity in income of non-controlled entities decreased by $11,431, or 74.6%, to $3,893 for the year ended December 31, 2011 from $15,324 for the year ended December 31, 2010. The decrease in the company’s share of equity in net income of non-controlled entities primarily reflected (i) an increase in acquisition costs of $10,665 of which the company’s share is $3,042, (ii) an increase in overage rent paid by the lessee of the Empire State Building in the amount of $24,669 and recognized by the company as rental revenue which was attributable to 2011 improvement costs paid from proceeds of the new secured term loan, of which the company’s share was $5,859; (iii) an increase in depreciation and amortization expense of $4,031 due to increased investment, of which the company’s share was $1,148; and (iv) an increase of $4,684 in rental revenues, of which the company’s share is $1,171.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 (in thousands)

The following table summarizes the historical results of operations of the predecessor for the years ended December 31, 2010 and 2009:

	Year Ended December 31,
	2010	2009	Change	%
Revenues:
Rental revenue(1)	$166,159	$167,556	$(1,397)	(0.8%)
Tenant expense reimbursement	32,721	36,309	(3,588)	(9.9%)
Third-party management and other fees	3,750	4,296	(546)	(12.7%)
Construction revenue	27,139	15,997	11,142	69.7%
Other income and fees	16,776	8,157	8,619	105.7%

Total Revenues	246,545	232,315	14,230	6.1%

Expenses:
Operating expenses	60,356	58,850	1,506	2.6%
Marketing, general and administrative expenses	13,924	16,145	(2,221)	(13.8%)
Construction expenses	27,581	17,281	10,300	59.6%
Real estate taxes	27,585	28,937	(1,352)	(4.7%)
Depreciation and amortization	34,041	29,327	4,714	16.1%

Total Operating Expenses	163,487	150,540	12,947	8.6%

Income from Operations Before Interest Expense and Equity in Net Income of Non-Controlled Entities	83,058	81,775	1,283	1.6%
Interest expense, net	52,264	50,738	1,526	3.0%
Income from Operations Before Equity in Net Income of Non-Controlled Entities	30,794	31,037	(243)	(0.8%)
Equity in net income of non-controlled entities	15,324	10,800	4,524	41.9%

Net Income	$46,118	$41,837	$4,281	10.2%

(1)	Includes $17,106 and $19,716 of leasehold rent for the years ended December 31, 2010 and December 31, 2009, respectively.

Rental Revenue

Rental revenue decreased by $1,397, or 0.8%, to $166,159 for the year ended December 31, 2010 from $167,556 for the year ended December 31, 2009. This decrease was primarily attributable to a decrease in additional leasehold rent received from the operating lessee at the Empire State Building in the amount of $3,459. Additional leasehold rent is calculated as a function of the property’s operating income and is reduced by capital expenditures made by the lessee. Rent was further reduced by the expiration or early termination of tenant leases at various properties (including a retail lease at 250 West 57th Street), which resulted in lower revenues. The retail lease cancellation resulted in reduced rents of $1,875. New leasing at One Grand Central Place added $3,166 of rental revenue in 2010 compared to 2009. Additionally, rental revenue at First Stamford Place increased by $783. The decline was mitigated by new leases and increases to rent from various assets.

Tenant Expense Reimbursement

Tenant expense reimbursement decreased by $3,588, or 9.9%, to $32,721 for the year ended December 31, 2010 from $36,309 for the year ended December 31, 2009. The decrease was primarily the result of a decrease in real estate tax escalation reimbursement of $1,966, caused by a decrease in real estate tax expense, as well as leasing of vacant space in 2010 and portions of 2009. Additionally, the decrease has also been caused by a reduction in operating escalations of $1,309 as a result of the expiration and termination in 2010 of several leases with comparatively higher escalation billings. The decrease was offset by an increase in CPI escalations of $328 resulting from higher CPI in 2010 and several new tenants with CPI based escalations.

Third-Party Management and Other Fees

Third-party management and other fees decreased by $546, or 12.7%, to $3,750 for the year ended December 31, 2010 from $4,296 for the year ended December 31, 2009. This decrease is attributable to decreased supervisory fees charged to the properties being accounted for under the equity method, the option properties and the excluded properties and excluded businesses.

Construction Revenue

Construction revenue increased by $11,142, or 69.7%, to $27,139 for the year ended December 31, 2010 from $15,997 for the year ended December 31, 2009. This increase is attributable to a general increase in construction activity in 2010. In 2010, the company experienced a significant increase in the project size of its construction projects. These projects primarily comprised of various interior-office fit-up projects and the new construction of residential apartments at a development site adjacent to the company’s entitled land in Stamford, Connecticut that will not be contributed to the company in the consolidation. In particular, there were three projects which commenced in 2010 which were not present in 2009 totaling approximately $10,879 of construction revenue in 2010.

Other Income and Fees

Other income and fees increased by $8,619, or 105.7%, to $16,776 for the year ended December 31, 2010 from $8,157 for the year ended December 31, 2009. This increase is primarily attributable to an increase in lease cancellation fees in 2010 of $7,832. Three tenants terminated their leases in 2010 at 1359 Broadway, First Stamford Place, and 250 West 57th Street resulting in $10,877 of other income in 2010. Comparatively, one tenant at One Grand Central Place accounted for $2,900 of the cancellation income in 2009.

Operating Expenses

Operating expenses increased by $1,506, or 2.6%, to $60,356 for the year ended December 31, 2010 from $58,850 for the year ended December 31, 2009. The company’s property-related payroll expenses increased by $1,155 due to increased staffing. Additionally, the company’s bad debt expense increased by $705 due to increased reserves. These increases were offset by lower repairs and maintenance which declined by $1,073.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses decreased by $2,221, or 13.8%, to $13,924 for the year ended December 31, 2010 from $16,145 for the year ended December 31, 2009. The decrease is primarily due to lower administrative payroll expense of $1,699 in 2010 compared to 2009.

Construction Expenses

Construction expenses increased by $10,300, or 59.6%, to $27,581 for the year ended December 31, 2010 from $17,281 for the year ended December 31, 2009. In 2010, the company experienced a significant increase in the project size of its construction projects. These projects primarily comprised of various interior-office fit-up projects and the new construction of residential apartments at a development site adjacent to the company’s entitled land in Stamford, Connecticut that will not be contributed to the company in the consolidation. In particular, there were three projects which commenced in 2010 which were not present in 2009 totaling approximately $9,822 of construction expense in 2010.

Real Estate Taxes

Real estate taxes decreased by $1,352, or 4.7%, to $27,585 for the year ended December 31, 2010 from $28,937 for the year ended December 31, 2009. The decrease was attributable to reduced assessments and prior year refunds for First Stamford Place ($1,324) and Metro Center ($396), offset by increases at other properties.

Depreciation and Amortization

The company’s depreciation and amortization expense increased by $4,714, or 16.1%, to $34,041 for the year ended December 31, 2010 from $29,327 for the year ended December 31, 2009. This resulted from an approximately 14% increase in 2010, which was primarily associated with tenant improvements concentrated at One Grand Central Place, First Stamford Place, and 10 Bank Street.

Interest Expense, net

The company’s interest expense, net increased by $1,526, or 3.0%, to $52,264 for the year ended December 31, 2010 from $50,738 for the year ended December 31, 2009. The increase was attributable to increased borrowings to fund capital expenditures, tenant improvements and leasing commissions at the Empire State Building, One Grand Central Place and 10 Union Square.

Equity in Income of Non-controlled Entities

Equity in income of non-controlled entities increased by $4,524, or 41.9%, to $15,324 for the year ended December 31, 2010 from $10,800 for the year ended December 31, 2009. This increase was due to (i) increased rental income at 1350 Broadway as a result of two large retail tenants whose leases commenced in April and May 2009 and several other new leases entered into in 2010 partially offset by expiring leases; (ii) improved operating results at 1333 Broadway where in 2009, the entity incurred a net loss whereas in 2010, it generated net income; and (iii) increased net income at the Empire State Building due to higher observatory revenues and licensing fees. These increases were partially offset by lower net income at 501 Seventh Avenue due to higher repairs and maintenance, increased depreciation expense on improvements placed in service during 2009 and 2010 and higher overage rent payable to the company.

Liquidity and Capital Resources

Liquidity is a measure of the company’s ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain the company’s assets and operations, including lease-up costs, fund the company’s renovation and repositioning programs, acquire properties, make distributions to the company’s stockholders and other general business needs. Based on the historical experience of the supervisor and the company’s business strategy, in the foreseeable future the company anticipates it will generate positive cash flows from operations. In order to qualify as a REIT, the company is required under the Code to distribute to the company’s stockholders, on an annual basis, at least 90% of the company’s REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. The company expects to make quarterly distributions to the company’s stockholders.

While the company may be able to anticipate and plan for certain liquidity needs, there may be unexpected increases in uses of cash that are beyond the company’s control and which would affect the company’s financial condition and results of operations. For example, the company may be required to comply with new laws or regulations that cause the company to incur unanticipated capital expenditures for the company’s properties, thereby increasing the company’s liquidity needs. Even if there are no material changes to the company’s anticipated liquidity requirements, the company’s sources of liquidity may be fewer than, and the funds available from such sources may be less than, anticipated or needed. The company’s primary sources of liquidity will generally consist of cash on hand and cash generated from the company’s operating activities and mortgage financings. The company expects to meet the company’s short-term liquidity requirements, including distributions, operating expenses, working capital, debt service, and capital expenditures from cash flows from operations, the net proceeds from the IPO and $170.1 million of available borrowing capacity under the company’s loans on a pro forma basis following the consolidation and the IPO (based on March 31, 2012 pro forma outstanding balances). The $170.1 million of available borrowing capacity is comprised of $141.0 million with respect to the company’s secured term loan on the Empire State Building, $15.1 million with respect to the company’s mortgage loan on 250 West 57th Street and $14.0 million of available borrowing capacity with respect to the company’s mortgage loan on 1350 Broadway. The availability of these borrowings is subject to the conditions set forth in the applicable loan agreements. The company expects to meet the company’s long-term capital requirements, including acquisitions (including potentially the option properties), redevelopments and capital expenditures through the company’s cash flows from operations, the net proceeds from the IPO, mortgage financings, debt issuances, common and/or preferred equity issuances and asset sales.

The company does not intend to use any of the net proceeds from the IPO to fund distributions to the company’s stockholders, but to the extent the company uses the net proceeds to fund distributions, these payments will be treated as a return of capital to the company’s stockholders for U.S. federal income tax purposes. Pending the use of the net proceeds, the company intends to invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities that are consistent with the company’s intention to qualify for taxation as a REIT.

The company expects to have approximately $1.05 billion of total consolidated indebtedness outstanding and $170.1 million of available borrowing capacity under the company’s loans on a pro forma basis upon consummation of the consolidation and the IPO (based on March 31, 2012 pro forma outstanding balances). The company’s overall leverage will depend on the company’s mix of investments and the cost of leverage. The company’s charter does not restrict the amount of leverage that the company may use. The company’s properties require periodic investments of capital for individual lease related tenant improvements allowances, general capital improvements and costs associated with capital expenditures. Peter L. Malkin and Anthony E. Malkin will be released from or otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $1.12 billion of mortgage loans (including currently undrawn amounts) on the company’s properties, which will be assumed by the company upon consummation of the IPO and the consolidation in respect of obligations arising after the closing. The guarantees and indemnities with respect to mortgage loans of many of the existing entities, including the subject LLCs, were undertaken by Messrs. Malkin and Malkin to meet a conventional lender requirement which became standard only long after such entities were formed. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with the company’s assumption of these mortgage loans, it will seek to have the guarantors and/or indemnitors released from these guarantees and indemnities and to have the company’s operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders do not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following the IPO and the consolidation, the company’s operating partnership will enter into indemnification agreements with the guarantors and/or indemnitors pursuant to which the company’s operating partnership will be obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness.

The following table summarizes the company’s tenant improvement costs, leasing commission costs and the company’s capital expenditures for the 18 properties the company will own following the consolidation and the IPO as if they were consolidated for each of the periods presented:

Office Properties(1)

	Three Months Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009
Total New Leases and Renewals
Number of leases signed	75	232	312	252
Total Square Feet	258,008	1,469,588	1,111,221	1,037,060
Leasing commission costs(2)	$3,313,680	$26,582,405	$11,412,065	$11,958,190
Tenant improvement costs(2)	$12,177,759	$58,391,713	$35,493,556	$39,155,388
Total leasing commissions and tenant improvement costs(2)	$15,491,439	$84,974,118	$46,905,621	$51,113,578
Leasing commission costs per square foot(2)	$12.84	$18.09	$10.27	$11.53
Tenant improvement costs per square foot(2)	$47.20	$39.73	$31.94	$37.76
Total leasing commissions and tenant improvement costs per square foot(2)	$60.04	$57.82	$42.21	$49.29

Retail Properties(3)

	Three Months Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009
Total New Leases and Renewals
Number of leases signed	1	16	21	23
Total Square Feet	1,035	64,476	85,949	108,980
Leasing commission costs(2)	$3,453	$2,326,194	$2,666,173	$3,003,417
Tenant improvement costs(2)	$0	$212,088	$760,650	$255,456
Total leasing commissions and tenant improvement costs(2)	$3,453	$2,538,282	$3,426,823	$3,258,873
Leasing commission costs per square foot(2)	$3.34	$36.08	$31.02	$27.56
Tenant improvement costs per square foot(2)	$0	$3.29	$8.85	$2.34
Total leasing commissions and tenant improvement costs per square foot(2)	$3.34	$39.37	$39.87	$29.90
Total Portfolio
Capital expenditures(4)	$8,616,863	$34,992,857	$43,670,469	$57,221,197

(1)	Excludes an aggregate of 430,273 rentable square feet of retail space in the company’s Manhattan office properties. Includes the Empire State Building broadcasting licenses and observatory operations.
(2)	Presents all tenant improvement and leasing commission costs as if they were incurred in the period in which the lease was signed, which may be different than the period in which they were actually paid.
(3)	Includes an aggregate of 430,273 rentable square feet of retail space in the company’s Manhattan office properties. Excludes the Empire State Building broadcasting licenses and observatory operations.
(4)	Includes all capital expenditures, excluding tenant improvement and leasing commission costs, which are primarily attributable to the renovation and repositioning program conducted at the company’s Manhattan office properties.

As of March 31, 2012, on a pro forma basis, the company expects to incur additional costs of approximately $82.4 million during the remainder of 2012 relating to obligations under signed new leases. This consists of approximately $78.7 million for tenant improvements and other improvements related to new leases and approximately $3.7 million on leasing commissions.

The company currently intends to invest between $170.0 million and $210.0 million of additional capital through the end of 2013 (excluding leasing commissions and tenant improvements) in continuation of the company’s renovation and repositioning program for the company’s Manhattan office properties. These additional capital expenditures are considered part of both the company’s short-term and long-term liquidity requirements. The company expects to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation and repositioning program. In addition, the company currently estimates that between $60.0 million and $70.0 million of capital is needed beyond 2013 to complete the renovation and repositioning program at the Empire State Building, which the company expects to complete substantially in 2016 due to the size and scope of the company’s remaining work and the company’s desire to minimize tenant disruptions at the property. However, these estimates are based on current budgets and are subject to change. The company intends to fund the capital improvements that are needed beyond 2013 to complete the renovation and repositioning program at the Empire State Building through a combination of operating cash flow and borrowings.

During 2011,

(i)	the company arranged a variable-rate mortgage loan on 501 Seventh Avenue in the amount of $6.5 million, bearing interest at LIBOR plus 200 basis points in connection with improvements as part of the company’s renovation and repositioning program;

(ii)	the company refinanced mortgage loans on the Empire State Building totaling $92.0 million with a new secured term loan in the amount of up to $300.0 million (of which $159.0 million was drawn in 2011) bearing interest at 250 basis points over the 30-day LIBOR rate, in connection with improvements as part of the company’s renovation and repositioning program and

(iii)	the company borrowed $9.0 million under existing mortgage loans on 250 West 57th Street and 1350 Broadway bearing interest at a rate of Prime plus 100 basis points with a minimum floor of 6.50% per annum in connection with improvements as part of the company’s renovation and repositioning program.

During 2010,

(i)	the company borrowed $9.1 million under an existing mortgage loan on 1333 Broadway bearing interest at 6.32% per annum in connection with improvements as part of the company’s renovation and repositioning program and

(ii)	the company refinanced a maturing $18.4 million loan on 10 Union Square with a $22.0 million mortgage bearing interest at a rate of 6.00% per annum. The net proceeds were used for tenant improvements, loan costs and to distribute $3.1 million to existing investors.

During 2009,

(i)	the company borrowed approximately $31.5 million through a fixed-rate mortgage loan on the Empire State Building bearing interest at 6.50% per annum, in connection with improvements as part of the company’s renovation and repositioning program;

(ii)	the company borrowed approximately $16.0 million through a fixed-rate mortgage loan on One Grand Central Place bearing interest at 7.00% per annum, in connection with improvements as part of the company’s renovation and repositioning program;

(iii)	the company arranged a variable-rate mortgage loan on 250 West 57th Street in the amount of $21.0 million (of which $0.9 million was drawn in 2009), bearing interest at a rate of Prime plus 100 basis points with a minimum floor of 6.50% per annum, in connection with improvements as part of the company’s renovation and repositioning program;

(iv)	the company arranged a variable-rate mortgage loan on 1350 Broadway in the amount of $18.7 million (of which $0.7 million was drawn in 2010), bearing interest at a rate of Prime plus 100 basis points with a minimum floor of 6.50% per annum and

(v)	the company borrowed a total of $23.7 million under existing mortgage loans on 1350 Broadway, 250 West 57th Street, and 1333 Broadway bearing interest at 5.87%, 6.13%, and 6.32% per annum, respectively, in connection with improvements as part of the company’s renovation and repositioning program.

After March 31, 2012, the company borrowed an additional $30.0 million on the existing secured term loan at the Empire State Building. The advance bears interest at 250 basis points over the 30-day LIBOR rate (as is the case with the prior advance) and is to be used to fund improvements at the Empire State Building as part of the company’s renovation and repositioning program. The company also borrowed $6.0 million under the existing loan on 1350 Broadway bearing interest at a rate of Prime plus 100 basis points with a minimum floor of 4.25% per annum in connection with improvements made at the property.

These principal amounts and rates of interest represent the fair values at the date of financing.

Leverage Policies

The company expects to employ leverage in the company’s capital structure in amounts determined from time to time by the company’s board of directors. Although the company’s board of directors has not adopted a policy that limits the total amount of indebtedness that the company may incur, the company anticipates that its board of directors will consider a number of factors in evaluating the company’s level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or floating rate. The company’s charter and bylaws do not limit the amount or percentage of indebtedness that the company may incur nor do they restrict the form in which the company’s indebtedness will be taken (including, but not limited to, recourse or non-recourse debt and cross collateralized debt). The company expects to have approximately $1.05 billion of total consolidated indebtedness outstanding and $170.1 million of available borrowing capacity under the company’s loans on a pro forma basis upon consummation of the consolidation and the IPO (based on March 31, 2012 pro forma outstanding balances). The company’s overall leverage will depend on its mix of investments and the cost of leverage, however, the company initially intends to maintain a level of indebtedness consistent with its plan to seek an investment grade credit rating. The company’s board of directors may from time to time modify the company’s leverage policies in light of the then-current economic conditions, relative costs of debt and equity capital, market values of the company’s properties, general market conditions for debt and equity securities, fluctuations in the market price of the company’s common stock, growth and acquisition opportunities and other factors.

Consolidated Indebtedness to be Outstanding After the IPO

Upon completion of the consolidation and the IPO, the company expects to have pro forma total indebtedness outstanding of approximately $1.05 billion (based on March 31, 2012 pro forma outstanding balances). This indebtedness is comprised of 23 mortgage loans that require a “balloon” payment at maturity, which are secured by 17 of the company’s properties including the secured term loan on the Empire State Building, 83.2% of which is anticipated to be at fixed rates. The weighted average interest rate on the total indebtedness is expected to be 5.29% per annum.

The following table (in thousands) sets forth certain information with respect to the mortgage indebtedness as of March 31, 2012 that the company expects will be outstanding after the consolidation and the IPO.

Property Name	Stated Interest Rate	Principal Balance as of March 31, 2012		Debt Service Three Months Ended March 31, 2012		Amortization Commencement Date/Period	Maturity Date(1)	Estimated Principal Balance at Maturity
69-97 Main Street, Westport, CT	5.64%	$9,325		$173		6/01/07; 30 years	05/01/13	$9,141

501 Seventh Avenue (first lien mortgage loan)	5.75%	$1,101		$25		2/01/05; 25 years	08/01/13	$1,051
(second lien mortgage loan)(2)	5.75%; 6.04%	$40,650		$911		25 years(3)	08/01/13	$38,803
(third lien mortgage loan)	LIBOR +2.0%	$6,540		$38	(4)	Interest only	08/01/13	$6,540

The Empire State Building (secured term loan)(5)	LIBOR +2.5%	$159,000		$1,211		Interest only	07/26/14	$159,000

1359 Broadway (first lien mortgage loan)	5.75%	$10,165		$228		4/01/05; 25 years	08/01/14	$9,336
(second lien mortgage loan)(6)	5.75%; 5.87%; 6.40%	$37,273		$828		25 years(7)	08/01/14	$34,689

One Grand Central Place	5.34% - 7.00%	$90,898		$1,860		25 years(8)	11/05/14	$84,186

500 Mamaroneck Avenue	5.41%	$33,754		$619		2/01/07; 30 years	01/01/15	$31,764

250 West 57th Street (first lien mortgage loan)	5.33%	$27,030		$553		2/05/07; 25 years	01/05/15	$24,681
(second lien mortgage loan)	6.13%	$11,717		$243		4/05/09; 25 years	01/05/15	$10,937
(third lien mortgage loan)	Greater of 4.25% and Prime+1%(9)	$5,935		$64		Interest only	01/05/15	$5,935

Metro Center (Note 1)(10)	5.80%	$61,011		$1,236		2/01/04; 30 years	01/01/16	$55,144
(Note 2)(10)	6.02%	$38,580		$721		8/01/09; 30 years	01/01/16	$36,225

10 Union Square	6.00%	$21,501		$399		6/01/10; 30 years	05/01/17	$19,752

10 Bank Street	5.72%	$34,368		$624		7/01/09; 30 years	06/01/17	$31,194

1542 Third Avenue	5.90%	$19,622		$377		7/01/07; 30 years	06/01/17	$17,569

First Stamford Place	5.65%	$250,000		$3,570		Currently Interest only(11)	07/05/17	$232,753

383 Main Avenue	5.59%	$31,296		$559		08/05/09; 30 years	07/05/17	$28,333

1010 Third Avenue and 77 West 55th Street	5.69%	$28,908		$521		08/05/09; 30 years	07/05/17	$26,160

1333 Broadway	6.32%	$79,568	(12)	$1,115		Currently Interest only(13)	01/05/18	$66,511

1350 Broadway (first lien mortgage loan)	5.87%	$43,655	(14)	$587		Currently Interest only(15)	04/05/18	$36,929
(second lien mortgage loan)	Greater of 4.25% and Prime+1%(16)	$4,757	(17)	$51		Interest only	10/10/2014(18)	$4,542

Total/Weighted Average:	5.29%	$1,046,654		$16,513				$971,175

(1)	Pre-payment is generally allowed for each loan upon payment of a customary pre-payment penalty.
(2)	Represents the two tranches of the second lien mortgage loan.
(3)	Amortization began on April 1, 2005 as to $39,424 original principal and on April 1, 2006 as to $8,276 original principal.

(4)	Loan made on June 29, 2011.
(5)	Loan is secured by the Empire State Building. This loan closed in July 2011. On April 6, 2012, an additional $30,000 was drawn on this loan. For a description of the loan, see “—Description of Certain Debt—Empire State Building Secured Term Loan” below.
(6)	Represents three tranches of the second lien mortgage loan.
(7)	Amortization began on April 1, 2005 as to $6,969 original principal, on December 1, 2005 as to $13,803 original principal and on September 1, 2007 as to $21,228 original principal.
(8)	Amortization began on August 5, 2007 as to $84,000 original principal and on December 5, 2009 as to $16,000 original principal.
(9)	Prior to January 5, 2015, the company has the option to fix the interest rate on all or any portion of the principal then outstanding, up to three times and in minimum increments of $5,000 to an annual rate equal to either (i) the greater of (a) 4.75% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of two days prior to the effective date of the fixing of the interest rate, and (ii) the greater of (a) 5.00% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of 30 days prior to the effective date of the fixing of the interest rate. If option (i) is selected, the company will be subject to the payment of pre-payment fees, and if option (ii) is selected, the company may prepay the loan without any pre-payment fees.
(10)	Notes 1 and 2 are pari passu.
(11)	Amortization will begin on August 5, 2012, with a period of 30 years.
(12)	Includes unamortized premium of $8,368.
(13)	Amortization will begin on February 5, 2013, with a period of 30 years.
(14)	Includes unamortized premium of $3,905.
(15)	Amortization will begin on May 5, 2013, with a period of 30 years.
(16)	Prior to October 10, 2014, the company has the option to fix the interest rate on all or any portion of the principal then outstanding, up to three times and in minimum increments of $5,000 to an annual rate equal to the greater of (a) 4.75% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to October 10, 2014 as most recently made available by the Federal Reserve Board as of two business days prior to the effective date of the fixing of the interest rate. Upon the earlier of (i) October 10, 2012, or (ii) 90 days after 90% of the loan has been advanced, the interest rate on the remaining portion of the loan that has not been previously fixed shall be fixed until October 10, 2014 at an annual rate equal to the greater of (a) 4.75% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to October 14, 2014 as most recently made available by the Federal Reserve Board as of two business days prior to the effective date of such fixing of the interest rate.
(17)	Includes unamortized premium of $79.
(18)	The company has the right to extend the maturity date to April 5, 2018. If the company elects to extend the term of the loan, the interest rate will be reset at an annual rate equal to, at the company’s option, either: (i) the greater of (a) 6.5% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to April 5, 2018 as most recently made available by the Fed Reserve Board as of 30 days prior to the first day of the extended term of the loan or (ii) the greater of (a) 6.75% or (b) 325 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to April 5, 2018 as most recently made available by the Federal Reserve Board as of 30 days prior to the first day of the extended term of the loan. If option (i) is selected, the company will be subject to the payment of pre-payment fees, and if option (ii) is selected, the company may prepay the loan without any pre-payment fees.

Description of Certain Debt

The following is a summary of the material provisions of the secured term loan agreement with respect to the loan secured by the Empire State Building.

Empire State Building Secured Term Loan

On July 26, 2011, the company entered into a three-year term loan, or the company’s secured term loan, with institutional lenders, including HSBC Bank USA, National Association as agent and HSBC Bank USA, National Association and DekaBank Deutsche Girozentrale as lead arrangers. The secured term loan is secured by the Empire State Building. The secured term loan was amended by the First Amendment to Loan Agreement, Ratification of Loan Documents and Omnibus Amendment dated as of November 2, 2011 to provide for additional commitments from Capital One, National Association so that, collectively, the loan was increased to $300.0 million. No additional funds were drawn at the time of the modification.

The lenders provided the company with an initial advance of $159.0 million and, subject to the conditions set forth in the secured term loan agreement (as amended), agreed to provide the company with additional advances of up to $141.0 million. In addition, one of the lead lenders has agreed, upon the company’s request, and subject to certain other conditions, to source further additional commitments aggregating up to $200 million in the sole discretion of the lenders. If this is accomplished, the secured term loan would increase to $500 million.

The outstanding principal amount of the secured term loan bears interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the secured term loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. The initial advance noted above accrued interest at the BBA LIBOR Daily Floating Rate plus the margin of 2.5% per annum until August 1, 2011. In connection with this loan, the company issued promissory notes, a mortgage encumbering the Empire State Building in favor of the lenders, and other customary security and other loan documents. The maturity date of this loan is July 26, 2014, which the company may extend to July 26, 2015 and thereafter to July 26, 2016, in each case, upon payment of an extension fee of 0.25% of the total availability under the secured term loan agreement at the time of such extension. Such extensions are subject to customary conditions, including the satisfaction of certain loan-to-value and debt yield ratios at the time the extension is requested and the absence of an event of default.

The initial advance of $159.0 million was used to pay and discharge then existing secured mortgage loans relating to the Empire State Building and to fund operations and working capital requirements related to the Empire State Building (including for improvements). On April 6, 2012, an additional $30.0 million was drawn on this loan.

Payment obligations relating to the secured term loan may be accelerated upon the occurrence of an event of default under the secured term loan agreement. Events of default under the secured term loan agreement include, subject in some cases to specified cure periods: payment defaults; failure by the company to pay taxes; failure to keep certain insurance policies in effect; breaches of representations and covenants contained in the mortgage; defaults in the observance or performance of covenants; inaccuracy of representations and warranties in any material respect; bankruptcy and insolvency related defaults; and the entry of one or more final judgments for the payment of more than $1 million that are not satisfied within 30 days.

The secured term loan agreement contains affirmative and negative covenants customary for financings of this type. Negative covenants in the secured term loan agreement limit the company’s ability, subject to certain exceptions, to transfer all or substantially all of the company’s property; incur indebtedness and liens; dissolve, liquidate or enter into mergers or similar transactions; change the company’s line of business; cancel debt; enter into transactions with affiliates; rezone the company’s property; sell the company’s assets; make certain distributions to investors; and change the company’s organizational documents. The company must also maintain a debt yield as specified in the secured term loan agreement.

Contractual Obligations

The following table summarizes the amounts due in connection with the company’s contractual obligations described below as of December 31, 2011 and for the years ended December 31, 2012 (assuming all debt obligations as of March 31, 2012 were outstanding as of January 1, 2012) through 2016 and thereafter on a pro forma basis (in thousands). For a description of the pro forma adjustments made to the predecessor’s historical financial statements, see “Unaudited Pro Forma Financial Information.”

	Pro Forma Year Ended December 31
	2012	2013	2014	2015	2016	Thereafter	Total
Mortgages and other debt(1)
Interest expense	$54,814	$52,756	$46,865	$33,632	$27,891	$18,890	$234,848
Amortization	$12,176	$15,336	$14,689	$10,051	$7,921	$5,641	$65,814
Principal repayment	—	$55,534	$291,754	$73,317	$91,369	$459,201	$971,175
Ground leases	$108	$108	$108	$108	$108	$2,763	$3,303
Operating leases	—	—	—	—	—	—	—
Tenant improvement and leasing commission costs	$97,898	—	—	—	—	—	$97,898

Total	$164,996	$123,734	$353,416	$117,108	$127,289	$486,495	$1,373,038

(1)	Assumes no extension options are exercised.

Off-Balance Sheet Arrangements

As of March 31, 2012, the company does not have any off-balance sheet arrangements.

Distribution Policy

In order to qualify as a REIT, the company must distribute to the company’s stockholders, on an annual basis, at least 90% of the company’s REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, the company will be subject to U.S. federal income tax at regular corporate rates to the extent that the company distributes less than 100% of the company’s net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount, if any, by which the company’s distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. The company intends to distribute the company’s net income to the company’s stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax liability on the company’s income and the 4% nondeductible excise tax.

Before the company pays any distribution, whether for U.S. federal income tax purposes or otherwise, the company must first meet both the company’s operating requirements and obligations to make payments of principal and interest, if any. However, under some circumstances, the company may be required to use cash reserves, incur debt or liquidate assets at rates or times that the company regards as unfavorable or make a taxable distribution of the company’s shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. However, the company currently has no intention to use the net proceeds from the IPO to make distributions nor does the company currently intend to make distributions using shares of the company’s common stock.

Cash Flows

Comparison of Three Months Ended March 31, 2012 to the Three Months Ended March 31, 2011 (in thousands)

Net cash. Cash on hand was $90,395 and $88,544, respectively, as of March 31, 2012 and 2011.

Operating activities. Net cash provided by operating activities increased by $31,366 to $47,590 for the three months ended March 31, 2012 compared to $16,224 for the three months ended March 31, 2011. This increase primarily resulted from the following changes in working capital accounts, which resulted in increases in cash from operating activities in the three months ended March 31, 2012 as compared with the three months ended March 31, 2011: decreases in net due to/from affiliated companies of $31,820 (including $28,780 of overage rent paid by a lessee), increases in the change in tenant and other receivables of $6,355, Additionally, payments of deferred leasing costs relating to tenant leases increased by $1,831, and a decrease in cash inflows relating to accounts payable and accrued expenses and accrued interest payable of $2,311 both offset the increases.

Investing activities. Net cash used in investing activities increased $7,631 to $12,540 for the three months ended March 31, 2012 compared to $4,909 for the three months ended March 31, 2011. This increase resulted primarily from a $8,101 increase in building improvements and tenant improvement costs.

Financing activities. Net cash used in financing activities increased $20,169 to ($30,971) for the three months ended March 31, 2012 compared to ($10,802) of net cash used for the three months ended March 31, 2011. This increase primarily resulted from a $15,231 increase in distributions to investors, and an increase in deferred costs of $2,401 relating to the consolidation.

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010 (in thousands)

Net cash. Cash on hand was $86,316 and $88,031, respectively, as of December 31, 2011 and 2010.

Operating activities. Net cash provided by operating activities decreased by $23,854 to $50,527 for the year ended December 31, 2011 compared to $74,381 for the year ended December 31, 2010. This decrease primarily resulted from the following changes in working capital accounts, all of which resulted in decreases in cash from operating activities in 2011 as compared with 2010: increases in the change in tenant and other receivables of $2,451, increases in offering costs due from affiliated companies of $8,501, decreases in deferred revenues and other liabilities of $1,779, a decrease in cash inflows relating to accounts payable and accrued expenses and accrued interest payable of $6,802. Additionally, payments of deferred leasing costs relating to tenant leases increased by $6,403.

Investing activities. Net cash used in investing activities increased $25,690 to $60,527 for the year ended December 31, 2011 compared to $34,837 for the year ended December 31, 2010. This increase resulted primarily from a $25,217 increase in building improvements and tenant improvement costs.

Financing activities. Net cash provided by financing activities increased $53,885 to $8,285 for the year ended December 31, 2011 compared to ($45,600) of net cash used for the year ended December 31, 2010. This increase primarily resulted from a $67,000 increase in net borrowings in connection with the Empire State Building, partially offset by financing charges of $7,172 on the new loan and an increase in deferred costs of $10,325 relating to the consolidation.

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009 (in thousands)

Net cash. Cash on hand was $88,031 and $94,087, respectively, as of December 31, 2010 and 2009.

Operating activities. Net cash provided by operating activities increased $15,872 to $74,381 for the year ended December 31, 2010 compared to $58,509 for the year ended December 31, 2009. This increase primarily resulted from an increase in net operating income generated by the company’s properties and the timing in which the company settled accounts payable and accrued expenses.

Investing activities. Net cash used in investing activities decreased $3,780 to $34,837 for the year ended December 31, 2010 compared to $38,617 for the year ended December 31, 2009. This decrease of net cash used in investing activities primarily resulted from a decrease in capital expenditures and costs associated with the development of Metro Tower of $14,353 partially offset by an increase in tenant improvements of $10,862.

Financing activities. Net cash used in financing activities increased $40,565 to $45,600 for the year ended December 31, 2010 compared to $5,035 for the year ended December 31, 2009. This increase primarily resulted from a decrease in net borrowings, including financing charges, of $43,212 and a decrease in contributions of $1,615 partially offset by a decrease in distributions of $8,152.

Net Operating Income

Following the closing of the IPO, the company’s financial reports will include a discussion of property net operating income, or NOI. NOI is a non-GAAP financial measure of performance. NOI is used by investors and the company’s management to evaluate and compare the performance of the company’s properties and to determine trends in earnings and to compute the fair value of the company’s properties as it is not affected by; (i) the cost of funds of the property owner, (ii) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP, (iii) acquisition expenses; or (iv) general and administrative expenses and other gains and losses that are specific to the property owner. The cost of funds is eliminated from net operating income because it is specific to the particular financing capabilities and constraints of the owner. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by the company regarding the appropriate mix of capital which may have changed or may change in the future. Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in the company’s office or retail properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale which will usually change from period to period. These gains and losses can create distortions when comparing one period to another or when comparing the company’s operating results to the operating results of other real estate companies that have not made similarly timed, purchases or sales. The company believes that eliminating these costs from net income is useful because the resulting measure captures the actual revenue, generated and actual expenses incurred in operating the company’s properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, depreciation and amortization expense and gains or losses from the sale of properties, and other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of the company’s properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income which further limits its usefulness.

NOI is a measure of the operating performance of the company’s properties but does not measure the company’s performance as a whole. NOI is therefore not a substitute for net income as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income computed in accordance with GAAP and discussions elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the components of net income that are eliminated in the calculation of NOI. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, the company’s NOI may not-be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as the company does.

The following table presents a reconciliation of the company’s historical and pro forma net income, the most directly comparable GAAP measure, to NOI for the periods presented (in thousands):

	Pro Forma		Historical
	For the Three Months Ended March 31,	For the Year Ended December 31,	For the Three Months Ended March 31,	For the Year Ended December 31,
	2012	2011	2012	2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)
Net income(1)	$25,325	$72,807	$11,109	$60,242	$46,118	$41,837
Add:
Marketing, general and administrative expenses	6,336	24,424	3,836	15,688	13,924	16,145
Total depreciation and amortization(2)	15,515	59,335	11,600	42,741	40,121	33,986
Interest expense, net(3)	14,378	56,514	14,051	58,467	55,851	53,768
Construction expenses	4,957	46,230	4,957	46,230	27,581	17,281
Acquisition expenses	1,471	10,666	—	—	—	—
Less:
Construction revenue	(4,904)	(47,560)	(4,904)	(47,560)	(27,139)	(15,977)
Third-party management and other fees	(2,179)	(5,626)	(2,179)	(5,626)	(3,750)	(4,296)

Net operating income	$60,899	$216,790	$38,470	$170,182	$152,706	$142,744

Other Net Operating Income Data
Straight line rental revenue	$4,179	$22,046	$760	$3,116	$3,989	$1,503
Net Increase (decrease) in rental revenue from the amortization of in place lease assets, above and below-market lease assets and liabilities	$128	$(6,716)	$—	$—	$—	$—
Amortization of assumed below-market ground lease(4)	$409	$1,635	$—	$—	$—	$—
Ground rent earned from non-controlled entities(4)	$—	$—	$3,951	$42,902	$17,106	$19,717
Management fees from non-controlled entities	$—	$—	$1,554	$4,026	$1,254	$1,383

(1)	Excludes gains/losses from sales.
(2)	Includes adjustment for proportionate share of depreciation and amortization expense relating to non-controlled entities of $1,657, $7,228, $6,080 and $4,659 for the three months ended March 31, 2012 and the years ended December 31, 2011 2010 and 2009, respectively.
(3)	Includes adjustment for proportionate share of interest expense, net related to non-controlled entities of $946, $3,721, $3,587 and $3,030 for the three months ended March 31, 2012 and the years ended December 31, 2011, 2010, 2009, respectively
(4)	Upon completion of the consolidation and the IPO, the company will incur amortization of the assumed below-market ground lease attributable to 1350 Broadway, in addition to the contractual ground rent payment of $108.

Funds from Operations

Presented below is a discussion of funds from operations, or FFO. The company computes FFO in accordance with the “White Paper” on FFO published by the National Association of Real Estate Investment Trusts, or NAREIT, which defines FFO as net income (loss) (determined in accordance with GAAP), excluding impairment writedowns of investments in depreciable real estate and investments in in-substance real estate investments, gains or losses from debt restructurings and sales of depreciable operating properties, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs), less distributions to non-controlling interests and gains/losses from discontinued operations and after adjustments for unconsolidated partnerships and joint ventures. FFO is a widely recognized non-GAAP financial measure for REITs that the company believes, when considered with financial statements determined in accordance with GAAP, is useful to investors in understanding financial performance and providing a relevant basis for comparison among REITs. In addition, FFO is useful to investors as it captures features particular to real estate performance by recognizing that real estate has generally appreciated over time or maintains residual value to a much greater extent than do other depreciable assets. Investors should review FFO, along with GAAP net income, when trying to understand an equity REIT’s operating performance. The company presents FFO because the company considers it an important supplemental measure of the company’s operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of the company’s properties that results from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of the company’s properties, all of which have real economic effect and could materially impact the company’s results from operations, the utility of FFO as a measure of the company’s performance is limited. There can be no assurance that FFO presented by the company is comparable to similarly titled measures of other REITs. FFO does not represent cash generated from operating activities and should not be considered as an alternative to net income (loss) determined in accordance with GAAP or to cash flow from operating activities determined in accordance with GAAP. FFO is not indicative of cash available to fund ongoing cash needs, including the ability to make cash distributions. Although FFO is a measure used for comparability in assessing the performance of REITs, as the NAREIT White Paper only provides guidelines for computing FFO, the computation of FFO may vary from one company to another. Pro forma FFO reflects acquisition expenses of approximately $10.7 million and $1.5 million incurred in the year ended December 31, 2011 and the three months ended March 31, 2012, respectively, related to the company’s acquisition of the non-controlled entities.

The following table presents a reconciliation of the company’s historical and pro forma net income, the most directly comparable GAAP measure, to FFO for the periods presented (in thousands):

	Pro Forma		Historical
	For the Three Months Ended March 31,	For the Year Ended December 31,	For the Three Months Ended March 31,	For the Year Ended December 31,
	2012	2011	2012	2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)
Net income(1)	$25,325	$72,807	$11,109	$60,242	$46,118	$41,837
Add:
Real estate depreciation and amortization(2)	15,262	58,382	11,510	42,364	39,709	33,621

Funds from operations	$40,587	$131,189	$22,619	$102,606	$85,827	$75,458

(1)	Excludes gains/losses from sales.
(2)	Includes adjustment for proportionate share of real estate depreciation and amortization expense relating to non-controlled entities of $1,607, $7,049, $5,915 and $4,559 for the three months ended December 31, 2012 and the years ended December 31, 2011, 2010 and 2009, respectively.

EBITDA

Presented below is a discussion of EBITDA. The company computes EBITDA as net income plus interest expense, net of interest income, income taxes and depreciation and amortization. The company presents EBITDA because the company believes that EBITDA, along with cash flow from operating activities, investing activities and financing activities, provides investors with an additional indicator of the company’s ability to incur and service debt. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of the company’s financial performance, as an alternative to net cash flows from operating activities (determined in accordance with GAAP), or as a measure of the company’s liquidity. Pro Forma EBITDA reflects acquisition expenses of approximately $10.7 million and $1.5 million incurred in the year ended December 31, 2011 and the three months ended March 31, 2012, respectively related to the company’s acquisition of the non-controlled entities.

The following table presents a reconciliation of the company’s historical and pro forma net income, the most directly comparable GAAP measure, to EBITDA for the periods presented (in thousands):

	Pro Forma		Historical
	For the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011	For the Three Months Ended March 31, 2012	For the Year Ended December 31,
				2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)
Net income(1)	$25,325	$72,807	$11,109	$60,242	$46,118	$41,837
Add:
Income taxes(2)	1,988	$3,969	30	$42	—	—
Interest expense, net(3)	14,378	$56,514	14,051	$58,467	$55,851	$53,768
Total depreciation and amortization(4)	15,515	$59,335	11,600	$42,741	$40,121	$33,986

EBITDA	$57,206	$192,625	$36,790	$161,492	$142,090	$129,591

(1)	Excludes gains/losses from sales.
(2)	Includes additional federal, state and local tax expense of $1,256 and $1,874 the company expects to incur for the three months ended March 31, 2012 and the years ended December 31, 2011, respectively, related to the observatory operations through a TRS.
(3)	Includes adjustment for proportionate share of interest expense, net related to non-controlled entities of $946, $3,721, $3,587 and $3,030 for the three months ended March 31, 2012 and the years ended December 31, 2011, 2010 and 2009, respectively.
(4)	Includes adjustment for proportionate share of depreciation and amortization expense relating to non-controlled entities of $1,657, $7,228, $6,080 and $4,659 for the three months ended March 31, 2012 and the years ended December 31, 2011, 2010 and 2009, respectively.

Distribution to Equity Holders

Distributions have been made to equity holders in 2009, 2010 and 2011 as follows:

For the year ended:
December 31, 2009	$48,826,000
December 31, 2010	$40,674,000
December 31, 2011	$46,691,000
For the three months ended:
March 31, 2012	$24,186,000

Inflation

Substantially all of the company’s leases provide for separate real estate tax and operating expense escalations. In addition, many of the leases provide for fixed base rent increases. The company believes inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above. The company does not believe inflation has had a material impact on the company’s historical financial position or results of operations.

Seasonality

The company does not consider the company’s business to be subject to material seasonal fluctuations, except that the company’s observatory business is subject to tourism trends and weather, and therefore does experience some seasonality. Over the past ten years, the number of visitors to the observatory, on average, has been slightly higher in the third quarter and slightly lower in the first quarter of each year.

Quantitative and Qualitative Disclosures About Market Risk

The company’s future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. One of the principal market risks facing the company is interest rate risk on the company’s floating rate indebtedness. Following the consolidation and the IPO, the company expects to have floating rate mortgage loans on 501 Seventh Avenue (third lien), 250 West 57th Street (third lien), 1350 Broadway (second lien) and the company’s secured term loan on the Empire State Building, which collectively represent 16.8% of the company’s pro forma indebtedness.

Subject to maintaining the company’s qualification as a REIT for U.S. federal income tax purposes, the company may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. The company’s primary objectives when undertaking hedging transactions and derivative positions will be to reduce the company’s floating rate exposure and to fix a portion of the interest rate for anticipated financing and refinancing transactions. This in turn will reduce the risk that the variability of cash flows will impose on floating rate debt. However, the company can provide no assurances that the company’s efforts to manage interest rate volatility will successfully mitigate the risks of such volatility on the company’s portfolio. The company is not subject to foreign currency risk.

The company is exposed to interest rate changes primarily through (i) property-specific floating rate construction financing, and (ii) other property-specific floating rate mortgages. The company’s objectives with respect to interest rate risk are to limit the impact of interest rate changes on operations and cash flows, and to lower the company’s overall borrowing costs. To achieve these objectives, the company may borrow at fixed rates and may enter into derivative financial instruments such as interest rate swaps or caps in order to mitigate the company’s interest rate risk on a related floating rate financial instrument. The company does not enter into derivative or interest rate transactions for speculative purposes.

As of March 31, 2012, the company had total outstanding pro forma floating rate mortgage debt obligations of $176.2 million. Based on the company’s variable balances, interest expense would have increased by approximately $1.8 million for the year ended December 31, 2011, if short-term interest rates had been 1% higher. As of March 31, 2012, the weighted average interest rate on the $870.4 million of pro forma fixed-rate indebtedness outstanding was 5.78% per annum, each with maturities at various dates through April 5, 2018.

As of March 31, 2012, the company’s pro forma outstanding debt was approximately $1.05 billion which was approximately $12.4 million more than the historical book value as of such date. Interest risk amounts were determined by considering the impact of hypothetical interest rates on the company’s financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, the company may take actions to further mitigate the company’s exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in the company’s financial structure.

ECONOMIC AND MARKET OVERVIEW

Unless otherwise indicated, all information in this Economic and Market Overview section is derived from the market studies prepared by Rosen Consulting Group, or RCG, a national commercial real estate advisory company in January 2012. Market data not derived from the market studies prepared by RCG were derived from publicly available information and other industry sources. These sources generally state that the information they provide has been obtained from sources believed to be reliable. Forecasts are based on data (including third-party data), models and experience of these sources, and are based on various assumptions, all of which are subject to change without notice. There is no assurance any of the projected amounts will be achieved. The company believes the data others have compiled are reliable, but the company has not independently verified this information. The manner in which the company defines its property markets and submarkets differs from how RCG has done so in its market study included herein. Further, RCG’s definition of the New York metropolitan area differs from the company’s definition of the greater New York metropolitan area in that it includes Putnam County and Rockland County in New York and Bergen County, Hudson County, and Passaic County in Northern New Jersey and excludes Fairfield County in Connecticut.

New York Metropolitan Division Economy and Demographics

New York City Overview

As the financial and entertainment capital of the United States, New York City is a destination for new residents, businesses, and tourists alike. New York City is an international hub for entertainment, finance, culture, cuisine, art, education, political affairs and media. Home to major conglomerates in the areas of finance, entertainment, and advertising, New York City is also one of the most-prized office markets in the world. The market’s high barriers to entry and wide array of office demand driving industries provides stability through economic cycles and a foundation for the market’s growth over the long-term. The city’s lively, 24-7 environment makes New York City a go-to destination for both domestic and international tourists and attracts close to 50 million visitors annually, which helps to maintain the market’s status as one of the most expensive retail markets in the country. Reaching a record-breaking 50.2 million visitors in 2011, New York City remains a top tourist destination among U.S. cities. One of the world’s premiere gateway cities, New York, with its large, diversified economy, will play a central role in the expanding global economy.

Regional Overview

The New York metropolitan division, which includes New York City, three suburban counties located north of New York City: Putnam County, Rockland County, and Westchester County, and three counties located in Northern New Jersey: Bergen County, Hudson County, and Passaic County, is the largest regional economy in the United States, with an employment base that totaled approximately 5.2 million as of November 2011. The New York metropolitan statistical area, which in addition to the aforementioned New York metropolitan division includes Long Island and parts of northern and central New Jersey, had a nominal gross product of $1.3 trillion in 2010, the latest data available and the largest in the United States. Because of its global reach and available professional, educational and cultural resources, the New York metropolitan division is a highly desirable location for businesses and new residents. While New York City remains the global financial capital, the regional economic base is diverse and driven by other major industries such as business services, education, health care, technology, tourism, media and publishing.

In November 2011, year-over-year employment growth in the Manhattan borough (New York County) increased for a second consecutive month, rising by 0.5% to approximately 933,000 jobs, according to the BLS Household Survey.

Major Economic Drivers

Anticipated to be one of the fastest-growing employment sectors during the forecast period, the professional and business services sector accounted for 15.4% of the total labor force and 14.6% of the New York metropolitan statistical area’s gross metropolitan area product in 2010, the latest available data for this sector, for a total of $187.4 billion. Payroll expansion in the professional and business services, trade, educational and health services, and leisure and hospitality sectors contributed to a healthy level of private sector hiring. Job growth within these sectors can be largely attributed to gains in tourism spending, the growth of New York’s diverse array of technology-related industries, and favorable demographic trends in the area. Capitalizing on the area’s concentration of technical and creative talent, the New York regional professional and businesses sector encompasses a variety of professions from engineering and law to architecture, fashion design, and marketing. The anticipated rise in demand for specialized services such as law, consulting, accounting, and architecture should increase as the larger economy recovers from recent lows, which should fuel growth in the sector. In New York City, the growth of companies in the professional and business services sector is closely tied to the health of the heavily concentrated finance and media industries. New York City’s large, diverse and educated workforce should facilitate the continued growth of companies in research and development, as well as in computer systems design. A promising trend for both the New York City economy and office market is the expansion of high-tech companies in the market, which have contributed to the growth of the New York City economy during the recent decade, and will play a prominent role in the recovery of the economy and future expansion. The New York regional tech industry is the East Coast’s answer to California’s Silicon Valley. The area’s proximity to existing media and entertainment networks, as well as the availability of highly-skilled talent and venture capital firms, should continue to attract tech entrepreneurs to New York City. This trend should support accelerated growth and visibility among burgeoning tech companies and the expansion of existing companies such as Foursquare, BuzzFeed, and Tumblr.

Despite the New York metropolitan division economy’s increasing diversity, the financial activities sector remains a major growth driver in the economy, particularly because of the sector’s concentration of high-income jobs and the business services needed to support operations. Many other sectors of the economy depend on the financial industry for growth including business services, retail trade, residential and commercial real estate, arts and leisure, and many others. Understandably, the unwinding of the financial markets had a disproportionately large effect on the New York region’s financial services sector. During the two-year period following the onset of the national recession in December 2007, the New York region’s financial services sector lost more than 200,000 jobs but has since recovered. As of late 2011, employers restaffed approximately 40% of the total jobs cut since the recession.

The educational and health services sector is also a major economic driver in the area, accounting for 20.0% of total employment or just over one million jobs as of November 2011. Expected to be one of the fastest-expanding employment sectors during the forecast period, educational services will benefit from the continued growth of younger age-cohorts combined with the heightened need for health services from aging baby-boomers. The sector recorded a gross product totaling $109.9 billion in 2010, the latest available data, or 8.5% of the total metropolitan statistical area economy. According to the 2009 American Community Survey, approximately 891,000 or 7.6% of the New York metropolitan division’s estimated 11.7 million residents were enrolled in higher education. With more than 110 colleges and universities located within New York City, education is a major service industry in the local economy. The city’s four medical schools are all attached to tertiary-care hospitals, forming academic medical centers that provide advanced care to local residents and the thousands of out-of-area patients who visit the area specifically to receive treatment in these centers. The strength of the sector is further bolstered by several major medical research facilities in the area. New York State’s total funding by the National Institutes of Health was the second-highest of all states for 2009, with many recipients located in New York City.

A source for media and entertainment for both national and international audiences, the New York metropolitan division’s information services sector, which accounts for 3.7% of total employment, encompasses a wide range of industries such as traditional print publishing, motion picture and audio recording, broadcasting, telecommunications, and others. The New York region is the country’s largest media market and is home to some of the country’s largest and most influential newspapers and publishing houses. The area is also home to the country’s major television and record industry conglomerates and the world’s largest advertising agencies. These firms form a large base of tenants for New York City’s office market. The information services sector gross product totaled $96.5 billion in 2010, the latest available data, or 7.5% of the overall economy. Going forward, while New York City is expected to maintain its place as the global center for television, music and publishing, long-term dynamic factors like technological advancements, shifting consumer preferences, and rising popularity of other forms of media are likely to cause continued shifts within the media and entertainment industry.

Dependent upon consumer spending habits and the area’s bustling tourism industry, the New York metropolitan division’s trade and leisure and hospitality sectors combined, to account for 22.2% of total employment with more than 1.1 million jobs as of November 2011. Fueled by retail sales and visitor spending, New York City’s tourism industry is an integral part of the continued success of the local economy. In 2010, 48.7 million domestic tourists (80%) and international tourists (20%) visited New York City, accounting for approximately $31 billion in spending, which supports more than 300,000 jobs in the area. This surpasses the 2009 total of 45 million domestic visitors and $28.2 billion in spending. Following the stronger-than-expected recovery in the local tourism industry through 2010, the anticipated continuation of this trend should allow the city to reach its goal of attracting 50 million visitors annually by 2012.

The fashion industry remains an important source of job growth and office demand in New York City. According to the New York Economic Development Corporation, New York City’s fashion industry—the largest in the country—employs approximately 165,000 people, accounting for approximately 5.5% of the city’s workforce, and serves as the headquarters for more than 900 fashion companies. The New York metropolitan division’s fashion industry consists of jobs in fashion/apparel design and trade, which are largely concentrated in the Manhattan’s Garment Center District, as well as Chinatown and Long Island City.

Demographic Characteristics

The New York metropolitan division has the largest and one of the wealthiest populations of any U.S. metropolitan region, with approximately 11.6 million residents living within the 11-county metropolitan division defined by the Census, as of 2010. Historically, the New York metropolitan division’s large and stable population base generally grows more slowly than the national average in percentage terms. Through the previous decade, the New York metropolitan division’s population growth averaged 0.3% annually, rising at a slower pace in comparison with the national average of 0.9% growth per year. However, the New York metropolitan area’s population grew by 574,107 people in the ten years through 2010, making it the ninth-fastest-growing region during the previous decade in terms of total new residents added. In 2010, the New York metropolitan division’s mean per capita income was $52,963. During the most recent recession, the onset of the credit crunch and subsequent financial crisis led to a significant deceleration in the New York metropolitan division’s per capita income growth but, more recently, trended upwards to 1.5% in 2010. As a result of accommodative federal fiscal and monetary policies initiated in 2007, a decline in per capita income in 2008 and 2009 was prevented. As per capita income levels rebound as a result of improvements to the local job market, the resulting rise in disposable income levels should drive more robust retail sales activity in the coming years.

As of 2010, an estimated 4.3 million households were located in the New York metropolitan division. A variety of factors influence the rate of household creation, including job growth, housing supply and costs, and overall population growth, among others. Through the last decade, the total number of households in the New York metropolitan division grew at a slower pace than the national average, rising by 0.3% annually on average between 2000 and 2010 compared to household growth nationally, which increased at an annual average rate of 1.1% during the same period. More recently, since the onset of the national recession in 2007, household creation in the New York metropolitan division has accelerated at a time when the national rate of household creation has decelerated as the decline in rental rates combined with positive job growth facilitated new household creation.

Forecast and Outlook

Driven by positive net migration through the forecast period resulting from a continued influx of new residents from other states and other countries, the company expects the New York metropolitan division’s population to rise at a relatively strong rate compared with the last decade. In the forecast period through 2015, population is forecasted to grow at an average annual rate of 0.5%. In absolute terms, the forecast calls for population to increase by 314,000 through 2015. As new residents move into vacant housing units and sustained job creation encourages households to unbundle, the rate of household creation is expected to closely mirror the rate of population growth through forecast period. Total households will likely grow, on average, 0.5% annually during the five years through 2015. The national household growth rate is expected to surpass that of the New York metropolitan division and average 0.9% growth annually through 2015.

The company’s expectations for positive population growth and household formation are driven by its forecast for sustained job growth and moderate economic recovery during the forecast period. Following the moderate improvements to payroll levels in 2011, the company expects total payroll employment to expand at a healthy pace through the remainder of the forecast period as the recovery and restaffing within the private sector gains momentum. Much of the employment growth will be concentrated in Manhattan.

Following an anticipated pullback in the pace of job creation through the near-term forecast period to 0.4% in 2012, job growth throughout the metropolitan division should accelerate through the latter half of the forecast period, reaching a year-over-year rate of 1.4% by the end of 2015, led by healthy gains in the professional and business services, financial activities, and educational and health services sectors. Supporting the expansion of the labor force during this time will be the strong rebound in leisure and hospitality employment fueled by the recovery in tourism and business travel by both domestic and international visitors. By comparison, the rate of employment growth at the national level is forecasted to rise to by 1.2% in 2012. Job growth at the local level is expected to ease through 2012 fueled by stagnant job growth across the financial services industry. Following this slowdown in the rate of job creation, job growth in the New York metropolitan division is expected to increase to 1.0% by 2013 and 1.4% by 2014, outpacing the rate of job growth nationally during this period. By 2015, job creation in the New York metropolitan division is expected to rise by 1.4%, closely mirroring the pace of job creation at the national level.

Despite recent turmoil in the financial services industry and rising influence from financial centers in other countries, New York City will maintain its role as the primary financial capital of the world. The New York regional economy will be further strengthened as the metropolitan division’s economic base adapts and diversifies in lockstep with the evolution of the business and regulatory environment. Looking forward, industries such as new media, health care, business services, and education will drive growth in the market, strengthening New York City’s appeal to tourists and business travelers. These favorable economic and demographic trends during the forecast period will likely translate into a healthy, though moderate, rebound in retail sales during this time.

Stamford Metropolitan Statistical Area Economy and Demographics

Regional Overview

The Stamford metropolitan statistical area encompasses all of Fairfield County, the most populous county in the State of Connecticut, which includes the cities of Stamford and Norwalk and the towns of Greenwich, New Canaan, Darien, Westport, Weston, and Wilton. With an employment base that totaled approximately 395,000 jobs as of November 2011, the area is home to companies from a broad range of industries such as television, computer software, chemicals, and manufacturing, in addition to industry-leading hedge funds and investment management firms. In addition to the metropolitan statistical area’s financial prowess, the regional economy is also driven by trade, professional and business services, and educational and health services sectors. Fairfield County’s diverse economic base should promote the influx of companies into the area, promoting the area’s long-term economic and demographic growth, as well as for the health of the area’s commercial real estate market.

Major Economic Drivers

Home to numerous corporate divisions and major players in the financial services industry, Fairfield County has one of the largest concentrations of financial services companies and corporations, which include UBS, RBS Securities, and GE Capital. The City of Stamford remains the economic engine of Fairfield County and is home to a number of Fortune 500 companies. Companies headquartered or with large operating divisions housed within the metro division include Nestle, Starwood, Thomson Reuters, Xerox, Elizabeth Arden, and Pitney Bowes.

A major driver of the Stamford metropolitan statistical area economy is the financial activities sector, which employed approximately 42,200 people as of November 2011 and accounted for roughly 10.7% of the total labor force and 26.2% of total earnings in the metropolitan statistical area as of 2008, the latest data available. In 2010, the finance industry accounted for approximately 40.2% of GDP growth in the Stamford metropolitan statistical area.

Employment in professional and business services composed 16.0% of the total labor force with close to 64,000 employed as of November 2011. Second only to the area’s finance industry, the professional and business services sector accounts for approximately 14.6% of the Stamford metropolitan statistical area GDP in 2010.

With more than 68,300 people employed in educational and health services as of November 2011, 17.3% of total employment was in this sector, the largest employment sector by total number of people employed.

Trade is also a major driver of the economy, employing 59,200 people as of November 2011, accounting for 15.0% of total employment in the area. The City of Stamford is the major retail center of Fairfield County.

Demographic Characteristics

Fairfield County is often the preferred location to raise families due to the high quality of life offered by Southwestern Connecticut’s suburban neighborhoods. The expansion of companies in the area in addition to the area’s high-quality residential product, cultural amenities, and convenient public transportation has led to an increase in the number of workers commuting into Fairfield County from surrounding locations, many of which utilize the area’s public transportation network. The area’s extensive network is centered on the Stamford Transportation Center, which is in close proximity to the city’s major retail and office hubs. More than 30% of all riders passing through the transit center commute for work into the Stamford metropolitan statistical area. The busiest New Haven Line station outside of New York City, the Stamford Transportation Center has facilitated the rise in the number of reverse commuters into Fairfield County from New York City, which doubled during the 10-year period from 1997 to 2007, with approximately 1,900 riders commuting into the Fairfield County area as of 2007. Commonly referred to as the “Gold Coast,” the southwestern portion of Fairfield County is known for its concentration of exceptional wealth. The region is known for having some of the wealthiest towns and neighborhoods in the country, which include the towns of New Canaan, Greenwich, and Weston.

In 2010, households with incomes of $100,000 or greater made up 38.8% of all households in Fairfield County, surpassing the number of $100,000 or greater income households nationally (19.9%) and in the state of Connecticut (29.9%), according to the 2010 American Community Survey. An indication of the extreme concentration of wealth in the area, the percentage of households with incomes of $200,000 or greater was 14.3% in Fairfield County compared to 3.9% nationally and 7.6% in the State of Connecticut.

The concentration of wealthy households in the area should increase as financial markets stabilize and employment levels in the region gradually revert to pre-recession levels. Per capita income in the Stamford metropolitan statistical area was $75,868 in 2010, a 2.4% increase from the previous year—the first annual increase in per capita personal income since 2007.

Forecast and Outlook

In comparison to the previous decade, the company expects total population in the area to rise at a faster rate, driven by positive net migration through the forecast period, which is expected to average 1,300 residents annually through the forecast period ending in 2015. The total population is forecasted to grow at an average annual rate of 0.6%. In absolute terms, the forecast calls for population to increase by close to 30,000 through 2015. The company’s household formation forecast is expected to follow a similar trend and increase by an annual average rate of 0.6%.

The company expects total employment in Fairfield County to increase through the near-term forecast period, as a result of the on-going recovery in the financial markets and increased job growth across a broader array of industries. Following the estimated 0.4% decline in total employment in 2011, the company expects more robust job creation, particularly among the economy’s largest job employment sectors, to result in an annual employment growth rate of 0.9% in 2012 followed by a 0.6% rise in 2013. As the economy enters a more prosperous phase of the economic cycle, job growth is expected to rise to 1.1% by 2014 as companies in the financial activities, leisure and hospitality, as well as educational and health services employment sectors re-staff at a more brisk pace. The company expects the economy to regain momentum, resulting in a 1.2% employment growth rate in 2015. The forecasted 14,100 net jobs added during the five-year period from 2010 to 2015 replenishes 53% of the roughly 27,000 jobs lost during the two-year period following the onset of the national recession in December 2007.

Office Markets

Manhattan

Manhattan’s office market is by far the largest in the United States measured by total square footage. With approximately 393 million square feet of office space, the island leads every other major city by a healthy margin. For comparison, the Washington, D.C. and Chicago office markets contain 289 million square feet and 214 million square feet, respectively. Rounding out the top five are Los Angeles with 194 million square feet of space and Boston with 183 million square feet. Manhattan is further split into three major markets: Midtown, Midtown South and Downtown. Midtown is defined to include the land north of 32nd Street east of 6th Avenue and north of 30th Street west of 6th Avenue. Midtown South is between Midtown and 14th Street. Downtown is defined to include all areas south of Canal Street and the Manhattan Bridge. The depth of New York’s workforce, economic ties with countries around the globe, and clusters of sophisticated service industries make Manhattan a highly desirable place to do business, which together drive strong demand for office space irrespective of economic cycles. While the local office tenant base is broad, several industries cluster in Manhattan office space, including financial activities, legal, consulting and other professional services, media and publishing, advertising, communications, and fashion/apparel.

Demand-Supply Analysis

The recovery of the Manhattan office market is well underway, with each submarket recording positive net absorption for 2011. Demand for office space bounced back through the year, with leasing activity in 2011 increased 14% over 2010 to its highest level in a decade, according to Cushman & Wakefield. Positive net absorption totaled approximately 5.5 million square feet during the year. Office employment grew by 1.3% year-to-date through November 2011, which translates into approximately 18,200 new office jobs. The overall vacancy rate, which includes all non-owner-occupied, Class A, B and C office buildings in Manhattan, decreased to 9.1% as of the fourth quarter of 2011 from 10.5% at year-end 2010. No new multi-tenant buildings came online in Manhattan during 2011. In Midtown, the office vacancy rate decreased by 1.0 percentage points to 9.6% during the year. The Downtown office vacancy rate decreased 1.4 percentage points to 9.5%. Within the Midtown South submarket, the vacancy rate decreased 2.2 percentage points to 6.4%. Manhattan’s vacancy rate compares favorably with other U.S. gateway cities. Its overall office vacancy rate was lower than Boston, Chicago, Los Angeles, San Francisco and Washington, D.C. since at least 2005. As of the fourth quarter of 2011, the vacancy rates in these other gateway cities ranged between 11.4% in San Francisco and 18.9% in Chicago, compared with 9.1% in Manhattan. The Manhattan vacancy rate also compares favorably to other major CBDs. As of the end of 2011, the vacancy rate in the CBDs of these gateway cities ranged from 9.7% in San Francisco to 19.1% in Los Angeles.

Leasing office space in Manhattan and, in particular, within the Midtown market is the most expensive in terms of overall average gross asking rents among major office markets within the United States, far exceeding those of other gateway cities. As of the fourth quarter of 2011, the overall total market average gross asking rents in the Boston, Chicago, Los Angeles, San Francisco and Washington, D.C. office markets, which include all building classes within the CBD submarket, ranged between $31.28 per square foot in Chicago and $49.70 per square foot in Washington, D.C. Manhattan’s overall average gross asking rent was recorded at $57.25 per square foot, with Midtown averaging $65.42 per square foot. On the whole, the overall average asking rental rate in Manhattan started growing in 2011. The overall average asking rent, which includes all non-owner-occupied office space, grew by 1.9% to $57.25 per square foot in the fourth quarter of 2011. On a year-over-year basis, the average asking rent increased to 5.4% greater than at year-end 2010.

Barriers to entry in Manhattan’s office market are high. Following the delivery of 1.5 million square feet of new space to the Manhattan office market in 2010, no new buildings came online 2011.

Outlook

RCG’s outlook for Manhattan’s office market as a whole is positive. RCG believes continued hiring among office-using industries and continued strength in business confidence should drive new leasing activity as well as the withdrawal of sublease space from the market. RCG expects Midtown to benefit from much of the new office demand in addition to the restructuring demand base and general migration of major firms from Downtown. Furthermore, while the bounce back in demand during 2010 and 2011 was concentrated among the top-tier “trophy” assets and from tenants making lateral moves, including consolidations and trading up, the recovery going forward will be more broad-based, with Class B/C fundamentals likely to improve going forward.

Overall, Manhattan’s office vacancy rate, which covers all office space in Midtown, Midtown South and Downtown, is forecasted to decrease through the forecast period to ultimately reach around 7.4% by 2014 from 9.1% in 2010—a 1.7 percentage-point drop. The market should considerably tighten in both Midtown and Downtown by the end of the five-year forecast period; the expected drop in the Midtown South vacancy rate is not likely to match the magnitude of Midtown or Downtown, given that its vacancy rate is already low and new supply is expected to come online within the five-year horizon. Manhattan’s overall vacancy rate is forecasted to decrease to 7.4% by 2015 from 9.1% in 2011.

RCG’s forecast calls for the overall average asking rent in the Manhattan office market to continue rising on a year-over-year basis through 2015. A falling vacancy rate should enable building owners to raise rents. Also the influx of unleased space on the market at new speculative office buildings through the forecast period will add an upward bias on the average rent calculation. RCG expects the average asking rent to increase by 5.9% in 2012 and by 9.2% in 2013. Annual rent growth is likely to peak in 2014 when the average rent is forecasted to increase by 14.3%, followed by slower growth of 8.1% in 2015. Manhattan office average asking rent growth is forecasted to exceed other U.S. gateway cities through the forecast period, an effect of strong demand and constraints on new supply. Compared with an annual average of 9.4% growth in Manhattan, average annual rent growth in other U.S. gateway city CBDs through 2015 are forecasted to range between 3.3% in Los Angeles and 8.3% in Boston.

RCG does not expect any new multi-tenant buildings to come online in 2012, a result of the economic and financial market turmoil in 2007-2009 that caused the suspension or cancellation of several major office construction projects that would have been delivered during this period. Through the medium term, RCG expects four major office towers to come online in 2013 and 2014. 1 World Trade Center is currently under construction and is scheduled to deliver 2.6 million square feet of new space to the Downtown market in 2013. Above-ground construction work on the 1.8 million square-foot 4 World Trade Center is under way and likely on pace for a 2014 delivery. Construction work on the 896,000 square-foot 250 West 55th Street resumed in 2011 in time for a 2014 delivery date. The first phase on the Hudson Yards project on the west side of Midtown—an office tower whose non-owner-occupied portion totals 1.1 million square foot office tower—is scheduled to be completed by 2015.

Midtown

Midtown’s office market spans the island of Manhattan from 30th Street north to Central Park. Approximately 241 million square feet of rentable space are contained within Midtown’s multi-tenant office buildings, making it the largest CBD office market in the country by far. For a size comparison, Downtown Chicago and the Washington, D.C. CBD combine for a total of just 226 million square feet of office space. Three-quarters 74.9% of Midtown’s office stock is classified as Class A with total square footage of 181 million square feet. Approximately 44.6 million square feet of Midtown office space is counted as Class B stock, accounting for 18.5% of the total market. The remaining 6.5% of Midtown office space (16.4 million square feet) is categorized as Class C space.

Midtown is split into 11 submarkets: The Grand Central submarket is defined as the area bound by Fifth Avenue to the west, Second Avenue to the east, 39th Street to the south and 47th Street to the north, excluding Park Avenue north of 43rd Street. The Penn Station-Times Square South submarket it is defined as the area bound by Sixth Avenue to the east, the Hudson River to the west, 42nd Street to the north and 30th Street to the south. The West Side submarket is defined to include all office properties north of 42nd Street, west of 7th Avenue, with 59th Street and 57th streets forming a border to the north and the Hudson River forming the western boundary. Other submarkets include: 6th Ave/Rockefeller Center, Madison/Fifth, Park Avenue, East Side, Murray Hill, Lincoln Center and United Nations.

Demand-Supply Analysis

The Midtown office market is considered one of the world’s premier central business districts based on its mix of tenants, deep and broad available labor force, excellent transportation access and overall prestige. Included among its major tenants are world-class media conglomerates and publishing houses, international corporate businesses and major financial institutions. In addition to these major tenants, sophisticated professional services firms, including accounting, advertising, legal and consulting, among others, also congregate in Midtown to locate near clients.

RCG believes the Midtown office market as a whole is in the midst of a recovery. Despite uncertainty in the global economy and volatility in the capital markets during the second half of 2011, tenants are still trading up into higher quality space and consolidating into more central locations in order to lock in long-term leases for desirable locations at favorable pricing. Leasing activity overall in 2011 was relatively flat to 2010, approximately 19.0 million square feet of office space were leased throughout Midtown during 2011, even with 2010.

Leasing trends varied among Class B and C space. While a market-wide flight-to-quality led the bounce back in demand for high-quality assets, building owners’ financial health continues to prove an important deciding variable in driving leasing activity. A total of 3.2 million square feet of Class B space were leased in 2011, a decrease of 0.9% from 2010. Leasing volume of Class C space increased 10.7% to 920,000 square feet.

The improving economic climate has also pushed some office users to withdraw sublease space from the market. The removal of sublease space reflects positively on market statistics since available sublease space raises the vacancy rate and exerting a twofold negative impact on the average rent by biasing average asking rent calculation downward and reducing landlords’ pricing power on direct availabilities. The amount of space available for sublease in Midtown declined to 3.9 million square feet as of the fourth quarter of 2011—a 51.9% drop from the second quarter of 2009. By comparison, the total amount of vacant space available in Midtown has declined by 17.0% during the same period. Sublease availabilities are generally less prevalent in Class B and C buildings than Class A. As of the fourth quarter of 2011, the overall vacancy rate, which covers all of Midtown office space, decreased by 3.0 percentage points since the first quarter of 2010 to reach 9.6%.

Based on high demand, RCG believes the cyclical decline in the overall average asking rent covering all of Midtown office space has passed. Midtown’s overall average gross asking rent increased by 4.7% to $65.42 per square foot in 2011. Because 80% of Midtown’s total vacant office stock is located in Class A buildings, Midtown’s market-wide overall average gross asking rent, which is weighted on vacant stock, was heavily biased by the Class A concentration. Leading this trend have been the trophy buildings, particularly those clustered along the desirable Park and Madison Avenue corridors and near Central Park, where owners have been able to raise asking rents as space availabilities decline. RCG believes that falling vacancy rates have enabled landlords to raise asking rents for high-quality spaces. At the lower-end of the market, however, concessions still drive new leasing transactions, attributable to the imbalance between available supply and current demand among smaller office spaces and tenants specifically looking for smaller spaces.

Because of the difficulty and high costs associated with new building activity in Midtown, purely speculative construction projects have been rare in recent years. These constraints on supply also generally limit office development to dense high-rise office towers. During the past cycle, building activity has been concentrated to the immediate south of Times Square and around Bryant Park. In fact, three buildings delivered within two city blocks of each other account for 61% of the total amount of new multi-tenant office space delivered in Manhattan between 2004 and 2010. The 1.5 million square-foot New York Times building was completed in 2007 at 620 Eighth Avenue, followed by Bank of America’s 2.1 million square-foot One Bryant Park tower in 2008. Despite the difficulties associated with purely speculative construction projects in Midtown, particularly at a time when construction financing was largely unavailable, SJP Properties delivered the 1.1 million square-foot 11 Times Square tower, located directly adjacent to the New York Times Building, in early 2010 completely vacant. The law firm Proskauer Rose subsequently signed on for approximately 400,000 square feet of space.

Outlook

Based on the likelihood of a sustained demand recovery and a muted supply response, RCG’s outlook for Midtown’s office market is positive. Underpinning this demand recovery are several factors. While rents are still relatively inexpensive, firms will likely continue to take advantage of favorable opportunities to sign long-term leases at rents well-below recent peak levels. As of 2011, Midtown’s overall average asking rent, which is calculated from all available space in the submarket, was $65.42 per square foot.

While top-quality spaces in desirable locations have led the market’s early stage recovery, RCG believes that sustained job growth will drive office demand for smaller spaces and in second-tier locations going forward. In particular, recent data suggest job growth among smaller office space users will likely drive much of the leasing and expansion activity in the Midtown market in the future. Illustrating the significance of smaller firms on overall office demand, small firms expand at a disproportionately rapid rate compared with large firms, a trend that bodes well for the demand of small-scale office spaces in Midtown. During the last multi-year period of consistent job growth in New York State, from 2004 through 2008, smaller firms outgrew large firms by a wide margin. Firms employing 1 to 49 workers expanded total payrolls by a total of 6.2% during the five-year period. By contrast, companies in New York State with 1,000 or more employees only grew 1.7% during the five-year period. In terms of absolute magnitude, firms employing 1 to 250 workers accounted for 82% of the total number of new jobs added during the 2004 to 2008 period throughout New York. While statistics specifically describing Midtown firms’ staffing levels are not available, the patterns are likely similar to the New York state-wide trends.

As firms grow beyond the capacity of their existing locations and become increasingly confident in the economic climate going forward, expansion into larger office spaces becomes more likely. As a result, office employment growth should more directly translate to strengthening office demand through the medium term. Various employment statistics covering Manhattan, New York City and the New York metropolitan division indicate that job growth recovery continued through late 2011. The federal government’s establishment survey, which counts total jobs, indicates that in the 11-county metropolitan division, which in addition to New York City includes Bergen, Hudson and Passaic Counties in New Jersey and Putnam, Rockland and Westchester Counties in New York, employers added a total of 32,200 jobs year-over-year through November 2011, a 0.6% year-over-year increase. A large majority of these new jobs were located in New York City: within the five boroughs, employers added 23,300 jobs in the 12 months through November 2011, expanding total employment by 0.6%. According to the government’s survey of households, which counts number of persons employed (as opposed to the establishment survey’s jobs tally), approximately 3,100 more Manhattan residents were employed as of November 2011 compared with the year prior, a 0.2% expansion. RCG’s New York employment forecast, which covers the 11-county metropolitan division, calls for office employment to grow by 79,900 jobs through the 2012-2015 period at an average annual rate of 1.3%.

With concessions likely to drive leasing activity in the lower-end of the market through the immediate- to near-term, well-capitalized owners that are able to fund tenant improvement packages and other concessions should lead the recovery within the second-tier segment. Through the near term, RCG expects the overall vacancy rate, which covers all of Midtown office space, to fluctuate while following a gradual trend downward. By the end of 2012, the overall vacancy rate should reach 9.0% from 9.6% in the fourth quarter of 2011. In the years that follow, RCG predicts Midtown’s office vacancy rate will decrease to ultimately reach 7.6% in 2015.

Midtown’s overall average asking rent, which is calculated based on all available office space in Midtown, is likely to continue rising in spite of any near-term slowdown in leasing activity as a result of decreasing availability of space. Midtown’s overall average asking rent is forecasted to grow at a fourth quarter-over-fourth quarter rate of 5.5% to $69.02 per square foot in 2012. Beyond 2012, RCG expects the overall average asking rent to rise at an accelerating pace as the market tightens and pricing power shifts in favor of landlords. With steady absorption and just one new building expected to come online in Midtown between 2011 and 2014, suitable office space is likely to be available only in short supply, particularly for tenants looking for large blocks in a single building. As tenants continue to expand and landlords gain more pricing power on lease negotiations, the likelihood of market-wide rent spikes increases. The average asking rent is forecasted to grow at a fourth quarter-over-fourth quarter rate of 11.2% to $76.75 per square foot in 2013 and 17.1% to $89.87 per square foot in 2014. By 2015, RCG’s forecast calls for the average asking rent to grow 7.8% to $96.88.

Penn Station-Times Square South Submarket

The Penn Station-Times Square South submarket, located on the west side of Midtown Manhattan, to the south and west of Times Square and Bryant Park, is the largest office submarket in Midtown Manhattan by total office inventory at more than 45.8 million square feet. The submarket includes a portion of Times Square, Penn Station, Madison Square Garden, the James Farley Post Office, Macy’s flagship store, the Herald Square retail district, the Port Authority Bus Terminal, the Jacob K. Javits Convention Center, and many other landmarks. Whereas Midtown as a whole is comprised of mostly Class A office space, the opposite is true in the Penn Station-Times Square South submarket. Class A buildings represent just 30% of the total square footage, while Class B and C buildings make up 44% and 26%, respectively. The Penn Station-Times Square South submarket’s unique set of features attracts a diverse tenant base. The area’s low cost compared with Midtown’s other submarkets attracts large firms in a variety of industries, including fashion and retail, media and publishing, corporate, and professional services firms.

One of the main attractions for office tenants is the excellent connectivity via mass transit to other parts of Manhattan, the outer boroughs, New Jersey, Connecticut, Long Island and Upstate New York. The submarket’s eponymous transit node, Pennsylvania Station, is one of the busiest rail stations in the world, serving approximately 600,000 passengers per day. The Port Authority Bus Terminal, located on 8th Avenue between 41st and 42nd Streets, is the largest bus terminal in the United States and the busiest in the world by passenger count, serving more than 58 million passengers passed through the terminal in 2008, or an average of nearly 159,000 per day, according to the latest available data. The Times Square-42nd Street subway station, which services 11 lines (1, 2, 3, 7, A, C, E, N, Q, R and shuttle to Grand Central), connected more passengers in 2010 than any other in the city’s network with annual ridership totaling approximately 58.4 million. Three subway nodes along 34th Street serve the Penn Station and Herald Square area, with combined annual ridership totaling 88.9 million in 2010.

Counter to the trend in the overall Midtown market, the Penn Station-Times Square South vacancy rate increased slightly in 2011 to 9.8% from 9.4% in 2010. Driving an increase in the vacancy rate are new arrivals of large blocks of vacant space on the market. As of the fourth quarter of 2011, 12 large blocks of space, defined as 100,000 square feet or more, totaling 2.6 million square feet were available. By contrast, five block large blocks of space totaling 1.4 million square feet were available at year-end 2010. The vacancy rate excluding large blocks of space was measured at 4.1% at year-end 2011, down from 6.3% one year earlier.

The Penn Station-Times Square South overall average asking rent, which is calculated from all available office space in the submarket, increased 2.7% year-over-year to $50.63 per square foot as of the fourth quarter of 2011.

Two major office towers came online in the submarket during the last several years, both of which were located on opposite corners of the 8th Avenue and 41st Street intersection. The 1.5 million square-foot New York Times Building, located adjacent the Port Authority Bus Terminal at 620 8th Avenue, was completed in 2007. The New York Times has since subleased a portion of its original footprint in the building. The second tower, 11 Times Square, consists of 1.1 million square feet and was delivered without an anchor tenant in early 2010. Law firm Proskauer Rose subsequently leased approximately 36% of the space, followed by another law firm Zukerman Gore Brandeis & Crossman leasing just over 17,000 square feet in 2011.

RCG does not expect any additional office buildings to be completed in the Penn Station-Times Square South submarket through at least 2014. Nevertheless, two office development projects are in various stages of development: the Related Companies’ large-scale and multi-use Hudson Yards project and Vornado’s proposed 15 Penn Plaza. Hudson Yards is likely on a shorter development schedule than 15 Penn Plaza. With respect to the Hudson Yards project, preliminary site preparation and planning work, including demolishing an existing building began in 2010, though structural work on the new complex has not yet commenced. The first office tower will contain approximately 1.7 million square feet of space. Coach Inc. pledged in late 2011 to purchase and occupy 600,000 square feet of the tower, leaving the remainder open for lease. Construction will reportedly commence in 2012 with a tentative completion date of 2015. Physical construction work on 15 Penn Plaza, on the other hand, is not likely for several years, with a completion date likely beyond 2015.

Grand Central Submarket

The Grand Central submarket is the second-largest office submarket in Midtown Manhattan with 43.7 million square feet and is located on the east side of Midtown Manhattan, to the north of Murray Hill and to the south of the Park Avenue corridor. The large majority of office space in the Grand Central submarket is contained within high quality office towers. Approximately 83% of the office space within the Grand Central submarket is classified as Class A. Respectively, Class B and C office space comprise 17% and 0.6% of submarket. The Grand Central submarket has benefitted over the last two decades as financial firms and professional service firms that support them have migrated to Midtown from Downtown. Midtown’s high-rise office buildings offered greater flexibility and prestige versus Downtown’s older office stock, while Midtown’s excellent transit connectivity is an important advantage for workers commuting from Upstate New York, Connecticut and New Jersey. The Grand Central Terminal specifically is the largest train station in the world by number of platforms. In addition, advancement in computing and telecommunications technology over the past several decades have allowed securities traders to operate at a distance to the major exchanges on Wall Street.

Other features of the Grand Central submarket include proximity to the top-quality, trophy office buildings along the Fifth Avenue, Madison Avenue, Park Avenue corridors at significantly lower rents, a particularly attractive trait to cost-sensitive firms with clients on the east side of Midtown. Demand for space has bounced back strongly since the recession, marked by the jump in leasing activity since 2009. Total leasing volume increased to 4.2 million square feet in 2011, 21.6% greater than the 2010 volume. In 2011, more office space was leased in Grand Central than any other Midtown submarket. Despite the sharp rise in leasing activity, the overall submarket vacancy rate, which covers all office space, dropped only 0.1 percentage point to 11.2%.

Grand Central’s overall average asking rent, which is calculated from all available office space in the submarket, decreased 6.5% year-over-year to $55.03 per square foot as of the fourth quarter of 2011.

Development opportunities in the Grand Central submarket are scarce, making new office construction a rarity. The last new building to come online in the submarket was the 296,000 square-foot CIT Building in 2006, at 505 Fifth Avenue and East 42nd Street, adjacent to Bryant Park. Though the building sits on a formerly vacant plot of land, most development requires assembling multiple parcels and demolition work, which extends the build-out timelines of new construction and increases the overall complexity of the development process. As a result of the lead time associated with major new construction projects in Manhattan, RCG does not expect any new office space to come online through at least 2014.

West Side Submarket

The West Side office submarket, located to the south and west of Central Park and including the area around Columbus Circle, consists of 25.4 million square feet of office space. The diverse submarket includes Manhattan’s Theater District, a portion of Times Square and the Hell Kitchen’s residential/commercial district. Like the Grand Central submarket, non-prime Class B and C office spaces make up a relatively small share of the West Side submarket’s total. Approximately 12% and 9% of the submarket’s total office space is categorized as Class B and C, respectively. Class A spaces account for 79% of the submarket’s office stock. Office-using firms are drawn to the top-quality high-rise office buildings that line the 7th Avenue corridor, while transit connectivity allows firms to recruit from all areas of the vast greater New York metropolitan region. Firms from a variety of industries cluster in the West Side submarket, including publishing, media, finance, legal, consulting, retail and lodging. Furthermore, several high-profile corporations have headquarters or a major base of operations in and around Times Square, including Viacom, Conde Nast, Ernst & Young, Thomson Reuters, Barclays, Morgan Stanley, and many others. In 2011, Nomura signed a 900,000 square-foot lease for Worldwide Plaza, the largest lease in Midtown since 2004.

Much like elsewhere in Midtown, demand for space in the submarket has rebounded since the recession. A total of 2.7 million square feet of space was leased in the submarket during 2011, an increase of 74.9% from 2010. Though the Nomura lease represents a large portion of the total volume of leased space in 2011, excluding it from the annual total would still yield a 16.8% annual increase. At 7.6% as of the fourth quarter of 2011, the West Side’s vacancy rate, which covers all submarket office space, has fallen 4.5 percentage points since year-end 2010.

West Side’s overall average gross asking rent, which is calculated from all available office space in the submarket, averaged $59.86 per square foot as of the fourth quarter of 2011, a 5.0% increase year-over-year. By comparison, the overall asking rent for Midtown as a whole, which includes both direct and sublease spaces, averaged $65.46 per square foot.

On the supply side, RCG expects a new office building located at 250 West 55th Street in the West Side submarket will come online by the end of 2014. Boston Properties resumed construction on the office tower in 2011 following a lease commitment by law firm Morrison & Foerster for nearly 20% of the building.

Westchester County

Westchester County contains approximately 28.4 million square feet of office space and is split into six major submarkets: White Plains CBD and non-CBD, Northern, Central, Eastern and Southern. Office-using firms are attracted to the Westchester office market for its lower costs of occupancy but still close proximity to New York City, suburban towns within Westchester County and Upstate New York, as well as Southwestern Connecticut, Northeastern New Jersey and Long Island. The availability of on-site amenities, scalability of office space usage and transportation infrastructure attract corporate tenants and a variety of other industries including financial services, insurance, professional services, technology, biotech, consumer products, fashion/apparel, healthcare and pharmaceuticals. Westchester’s lower rents, a more diverse tenant base compared with Manhattan and a near-complete lack of new building activity during the last expansion period shielded the office market from a sharp rise in vacancy and steep rent declines during the recession. With sustained economic growth expected going forward, renewed hiring in key sectors should boost office demand through the near- to medium term.

Demand-Supply Analysis

While heavy dependence on the financial sector proved to be a drag on office markets in Manhattan and many of its surrounding suburban submarkets during the recession, Westchester’s diversity and high barriers to entry are a stabilizing force. RCG believes that the Westchester office market bottomed during 2010 and 2011 and is poised for recovery. The New York metropolitan division, within which Westchester is located, registered office employment growth at a rate of approximately 1.8% and 1.3% in 2010 and 2011, respectively, implying the creation of 44,700 new office-using jobs during the two-year span. Despite this job growth, however, fresh office demand has not yet grown significantly. In Westchester, the vacancy rate fluctuated during 2011, and ended even with 2010.

Evidence suggests large blocks of vacant space at properties formerly occupied by single tenants, often large corporate users, are contributing significantly to a high office vacancy rate in Westchester County. Reader’s Digest recently vacated 200,000 at 480 Bedford Road in Pleasantville, which added to the existing block of 136,000 square feet of direct vacant space at the property. In addition, partially resulting from Starwood’s relocation to neighboring Fairfield County, 350,000 square feet are now vacant at its two former buildings, along with another 100,000 square feet from Nokia leaving 102 Corporate Park Drive. Combined these blocks of space represent 18.2% of the total vacant space in the market, or 3.1% of the total office stock.

With the vacancy rate still at an elevated level, landlords lack pricing power on rent negotiations for second- and third-tier spaces. For top-tier buildings in desirable locations—such as those near highways and transit nodes—landlords have begun to regain some negotiating leverage. The average asking rent continued to decline through 2011. At $29.37 per square foot as of the fourth quarter of 2011, the average asking rent was 2.8% less in the fourth quarter than at year-end 2010.

New office construction in Westchester County is rare, attributable to its high barriers to entry that originate from a lack of suitable land in desirable submarkets and high costs of construction. No new buildings have come online in Westchester County since 2005 when two properties totaling 91,000 square feet were completed. Prior to that, approximately 168,000 square feet of new space come online in 2002. In total, new construction expanded Westchester’s total office inventory by just 0.9% between 1998 and the fourth quarter of 2011. By comparison, total office stock grew by 4.9% in Manhattan, where building is notoriously difficult, between 1998 and 2011. High barriers to entry, which have limited new building in the past, contributed to a relatively minor increase in the vacancy rate during the recession.

Outlook

While the recovery in office market fundamentals has been choppy since the end of the recession, RCG believes that several factors suggest an imminent recovery in the demand-supply balance for the market. Sustained job growth is expected across a range of industries, including healthcare, professional services, and technology—particularly among small and medium-sized firms that prefer to operate in multi-tenant suburban office space. Among office employment, RCG expects job growth to average 1.3% annually through 2015, translating to the creation of 79,900 positions. Office employment growth will directly boost office demand in Westchester County and the region as a whole. Demand will likely rise steadily in the future, while the supply response is likely to be muted.

RCG forecasts net absorption, a proxy for fluctuations in office space demand, to turn positive in 2012. As a result, the overall vacancy rate, which covers all office space in Westchester County, is expected to stabilize at 16.4% through the year-end 2012. Through the remainder of the forecast period, the vacancy rate is likely to continue moving downward as demand grows and high barriers to entry prevent a swift supply response. By 2015, RCG’s forecast calls for the vacancy rate to reach 15.0%, roughly equal with pre-recession levels from 2005.

RCG believes there is potential for rental rate expansion in Westchester County. A gradual tightening of the market going forward will likely transfer negotiating power on lease terms to the landlord from the prospective tenant, where it currently lies. As a result, rent growth is forecasted to turn positive as the vacancy rate drops down from cyclical highs through the near term. After a 2.8% drop in 2011, the average asking rent is forecasted to grow 1.2% to $29.72 per square foot in 2012. Rent growth should gain momentum through the medium term as the vacancy rate drops to pre-recession levels. By 2015, coinciding with a drop in the vacancy rate and an expected high demand for high-quality office space in multi-tenant properties, RCG expects the average asking rent to grow at a fourth quarter-over-fourth quarter rate of 4.6% to $33.04 per square foot, up from 2.7% and 3.5% growth in 2013 and 2014, respectively.

High-quality multi-tenant office buildings in desirable locations that cater to high-value tenants will likely outperform the market in terms of demand and rent growth going forward. Firms in the corporate sector, as well as financial services and professional services industries prefer to occupy these spaces based on proximity to transportation and executive and employee housing as well as the higher quality-of-life amenities, like parking, on-site dining, nearby commercial districts, views, and others. Although a shortage of these high-quality, “trophy” spaces is expected to emerge later in the forecast period, RCG does not expect any new construction to be completed by 2015.

White Plains CBD Submarket

The White Plains CBD is situated in south central Westchester County, along the Cross-Westchester Expressway (Interstate 287) corridor between the Sprain Brook Parkway and the Hutchinson River Parkway. The submarket consists of approximately 6.3 million square feet of office space and is defined to include the area south of Barker Avenue, north of Quinby Avenue, east of the Bronx River Parkway and west of South Broadway/Post Road. Within the submarket is a thriving and densely developed central business district that has attracted office users of varying size. In 2008, an estimate from the city mayor’s office placed the worker population at approximately 250,000, compared with a resident population of 60,000.

Workers commute into White Plains via a number of major roadway connections and the Metro-North Railroad, which connects to Grand Central Terminal. Its central location among Westchester County towns and villages makes White Plains an easy commute for upstate residents. Roadway access to the CBD is granted from both the Bronx River Parkway and the Cross Westchester Expressway (Interstate 287), while the White Plains Metro North Transportation Center provides a rail connection to Grand Central Terminal. With travel times as low as 31 minutes, the direct rail connection between Grand Central Terminal in Midtown Manhattan and the

White Plains CBD gives local employers access to one of the deepest labor pools in the world. Furthermore, because of close proximity to transportation, office locations within walking distance of the White Plains MetroNorth station are more desirable than locations. Its accessibility and dense clustering of firms in the financial services and professional services industries are major positives for the market. Local amenities including retail, restaurants and luxury multifamily housing have also been instrumental in luring tenants to the submarket.

As of the fourth quarter of 2011, approximately 16.2% of the White Plains CBD office market was available for lease. This compares favorably with the overall Westchester office market, where the vacancy rate stood at 17.1% in the fourth quarter of 2011. While the overall vacancy rate translates to approximately 1.0 million square feet of vacant office space, large blocks of space are in short supply. Asking rent on office space in the White Plains CBD averaged $32.36 per square foot overall as of the fourth quarter of 2011, 0.7% increase year-over-year. For comparison, the overall average asking rent on all Westchester County office space decreased by 2.8% on a year-over-year basis to $29.37 per square foot through the fourth quarter of 2011.

Eastern Submarket

Westchester’s Eastern office submarket consists of 6.5 million square feet of space and is located to the east of White Plains, between New Rochelle and the Connecticut state border. By definition, the submarket encompasses the towns of Harrison, Hartsdale, Larchmont, Mamaroneck, Port Chester, Purchase, Rye, Rye Brook and Scarsdale. A dense network of transportation infrastructure weaves through the various towns in the submarket, making accessibility a strong advantage for office properties competing for tenants. In addition to Interstate 95, the Cross-Westchester Expressway (Interstate 287) and the Hutchinson River Parkway, two lines along the Metro-North Railroad pass through the Eastern Submarket with several stops between New York City and Connecticut. While office development is less dense in these towns than in the White Plains CBD, the submarket is still an attractive location for office tenants. Based on the strength of its transportation infrastructure and the close proximity of amenities like banks, restaurants, hotels, executive conference centers and recreational resources, firms that choose to locate in the Eastern submarket are able to recruit high quality employees from nearby suburban towns, New York City and Connecticut.

The submarket’s vacancy rate, which includes Class A, B and C office space, was recorded at 17.7% in the fourth quarter of 2011, up from 16.3% one year earlier.

Driving up the current vacancy rate are a collection of large office properties along the Cross-Westchester Expressway corridor in Harrison and Rye that were built in the 1950s and 1960s for large, corporate users that have since vacated the premises. Many of the properties are now functionally obsolete and are otherwise not suitable for the small and medium-sized tenants that prefer to occupy modernized multi-tenant office buildings. However, adaptive re-use of these outdated facilities, which has already begun in some cases, should correct the problem of unused and unmarketable office space in the area, which is attractive based on its access to transportation and rail lines. Fordham University opened a campus along the corridor in 2008 in a former office building. Memorial Sloan-Kettering Cancer Center has proposed and is awaiting regulatory approval to build a treatment center in the former Verizon complex, a 114,000 square-foot building. Life Time Fitness plans to demolish the former Gannett Suburban Newspapers office building and construct a new 109,000 square-foot facility. Histogenics, a biotech firm, bought the 118,000 square-foot building at 104 Corporate Park Drive, formerly occupied by Malcolm Pirnie Inc. before it relocated to White Plains, with the intention of repurposing the property.

Average rental rates calculated from all available office space in the Eastern submarket exceed Westchester County as a whole. As of the fourth quarter of 2011, the overall average asking rent was recorded at $29.96 per square foot, a 4.3% decline from one year earlier.

Fairfield County

Consisting of approximately 40 million square feet of office space, the Fairfield County office market is driven largely by the presence of major corporate tenants and key players in the financial services industries. Key submarkets in the area include: Stamford CBD, Stamford Non-CBD, South Central, Greenwich, Central, Eastern, and Greater Danbury. The Stamford CBD and Stamford Non-CBD office submarkets make up the Stamford office market, which consists of approximately 15.2 million square feet of space. The Stamford CBD office submarket is bordered by Broad St. to the north and extends south past I-95 and encompassing the Stamford Transit Center and office properties along State St., Station Place, and First Stamford Place. The South Central office submarket contains approximately 8.5 million square feet of office space, encompassing the areas of Norwalk, Darien/New Canaan, and Wilton/Weston. The Greenwich office submarket consists of 4.3 million square feet and located within the city of Greenwich. The Central Fairfield submarket includes 2.9 million square feet of office space across the cities of Westport, Southport, and Fairfield. The Eastern Fairfield submarket consists of 6.7 million square feet of office space located within in the cities of Bridgeport, Shelton, Stratford, and Trumbull. The Greater Danbury office submarket includes 3.3 million square feet of office space spread across the cities of Danbury, Bethel, Redding, Brookfield, Newtown, and Ridgefield. Having benefitted from the migration of corporate tenants from adjacent office markets during recent decades, the high concentration of financial services tenants in the market warrants the presence of professional and business services companies in the areas of law, accounting, and other technical services such as engineering, research, and consulting. Given the area’s diversifying tenant base, established finance cluster, and rising prominence as a multimedia hub, the health of the Fairfield County economy is less dependent on growth in neighboring New York in comparison with previous economic cycles. The on-going diversification of the Stamford metropolitan statistical area economy should bolster job growth, as well as office demand in the area, providing greater stability through future economic cycles as it continues to evolve into a more self-sustaining, dynamic economy.

Demand-Supply Analysis

RCG believes that the Fairfield County office market is in the midst of a recovery fueled by favorable office employment growth trends and a recent influx of high profile tenants, which is resulting in increased office absorption. Having withstood the brunt of the financial crisis on the local economy and office market conditions, office employment payrolls trended upwards through the second half of 2010 and through much of 2011, as companies slowly began to re-staff in response to stabilization in financial market conditions and an improving national economic outlook. Though office employment levels declined by 1.9% year-over-year through November 2011, office-using employment still increased by a net 500 jobs during the previous two-year span. Despite a slowdown in office employment growth through the second half of 2011, which mirrored the job trend nationally, office employment levels remain stable and companies continued to lease space at a more hurried pace. Given this improvement in leasing activity, market conditions in the Fairfield County office market have tightened in recent quarters, with the vacancy rate declining to 20.5% in the fourth quarter of 2011 from 21.0% in the second quarter of 2011. In 2011, leasing activity totaled more than 2.4 million square feet, which followed the 2.9 million square feet leased in 2010. As leasing activity rebounded, the overall office lease rate increased 0.7% to $33.02 per square foot in 2011.

Though vacancy rates edged downward through the second half of 2011—a trend the company expects to continue through much of the forecast period, vacancy rates remain elevated in comparison to recent history. The continued flight-to-quality trend in the market has led to a reduction in sublease inventory, particularly for Class A sublease space. Available Class A sublease space in the market contracted to 845,000 square feet from 928,000 square feet in 2010. The rising demand for high-quality space placed upward pressure on Class A rates during this time, as the overall Class A lease rate increased by 3.9% in 2011 to $35.65 per square foot. Given the company’s expectations for more robust office employment growth through the forecast period, and with minimal supply-side pressure in the market, market conditions are expected to tighten more significantly as companies begin leasing office space in earnest to accommodate this growth.

An indication of the area’s diversifying economy, a number of high profile companies announced plans to relocate operations to Fairfield County. In late 2010, NBC Sports Group announced plans to build a number of studios in the Stamford, bringing 450 new jobs to the area and $100 million in capital improvements and consolidating much of the its northeast operations beginning in 2012. Starwood Hotels has begun to relocate its operations in the Westchester submarket to Stamford, occupying 250,000 square feet at 333 Ludlow St. in the Harbor Point area. The completion of both of these blockbuster deals was facilitated by attractive tax incentives, loans, and sales tax exemptions afforded by both state and local development authorities.

As companies in the office employment sector begin to re-staff, RCG expects the rebound in the financial activities and professional services employment sectors to lead the market’s recovery. Also, job growth in a number of other key industries is expected to drive the economy’s resurgence: information services, re-insurance, shipping, media, as well as health and education. With the pace of employment growth expected to increase in 2012 and through the remainder of the forecast period, office absorption should continue to trend upwards during this time, placing downward pressure on the office vacancy rate through 2015.

During the 10-year period between 2000 and 2010, approximately 2.3 million square feet of new office space were added to the market—an increase of 6.1% in total office stock. Practically all new office construction during this period took place in the suburban office market with much of the new office construction in recent years concentrated in the South Central, Stamford non-CBD, and Eastern submarkets. In 2011, 445,000 square feet were added to the market with the delivery of several office projects, the largest of which was the completion of Harbor Point I and II in the Stamford non-CBD submarket. Although the Harbor Point area is technically located within the non-CBD office submarket, the project area’s proximity to downtown and the Stamford Transit Center allow it to compete for tenants against office properties within the CBD. With a lower-cost environment, high-quality buildings and proximity to New York City, Fairfield County is a highly desirable location for large corporate headquarters. The professional and business services sector provides ancillary support to these headquarters operations that come from a wide variety of industries. The anticipated rebound in the professional and business services employment sector should be the primary driver of improvements in the office demand fundamentals through the forecast period. With no office construction projects in the development pipeline, there will be limited supply-side pressure in the market, which should facilitate the office market’s return to equilibrium. The limited supply of developable land in the Stamford area minimizes supply-side pressure on the market, restricting new construction to redevelopment in existing commercial areas.

Outlook

RCG’s outlook for the Fairfield County office market is positive. RCG believes continued hiring among office-using industries should drive new leasing activity and erode much of the sublease space weighing on the market. RCG expects Stamford to benefit from the influx of companies in growing industries such as multimedia and the recovery in financial services employment to drive the new office demand going forward. Rising investor confidence and business creation in the coming period should support job creation in office employment sectors and a tightening in office market conditions. RCG anticipates more broad-based leasing activity going forward, resulting in the absorption of commodity space and improving fundamentals in this segment of the office market.

As job growth in the market accelerates into the coming year, RCG expects the vacancy rate to decline to 19.8% in 2012 and 19.4% in 2013. By 2013, the overall office rental rate should increase at a rate of 2.5% to $34.92 per square foot. Into the latter part of the forecast period, as office employment payroll growth accelerates, RCG expects this trend to push the vacancy rate to 18.7% in 2014 followed by a 17.9% vacancy rate in 2015. By 2015, the average office lease rate should reach $37.17 per square foot, surpassing pre-recession rent levels. During the five-year period ending in 2015, forecasted office employment levels in the metropolitan statistical area are expected to increase by close to 7,000 jobs, replenishing close to 60% of all office employment jobs lost during the two-year period following the onset of the national recession in December 2007.

Stamford CBD Submarket

Encompassing the commercial areas surrounding the Stamford Transit Center and the area north of the I-95 to Broad St., the Stamford CBD office submarket consists of approximately 6.8 million square feet of space tenanted by a number of major corporations and investment companies including UBS, Royal Bank of Scotland, Thomson-Reuters, and Jefferies. Approximately 93% of all office space in the CBD market is Class A space. The market’s proximity to Manhattan and location along the region’s transportation network help to incent the location of companies to the area. The City of Stamford is less than one hour from midtown Manhattan by commuter rail or interstate highway and is located directly on the major rail lines and is intersected by highway I-95, which connects New York and Boston. For Metro-North express trains to New York City, the average express trip is approximately 45 minutes. The area is also within easy driving distance of the major New York area airports and approximately 20 minutes from the Westchester County Airport. Technological advancement will likely drive the decentralization of financial market activities going forward, strengthening the demand for office space in suburban office markets. And, though the Stamford office market will continue to benefit from its relatively lower costs and proximity to New York and Boston as office hiring accelerates, the growing concentration of housing and companies in other office-using industries that facilitate the area’s development into a 24/7 live-work environment should support the market’s recovery going forward. In particular, properties located in close proximity to major transit nodes are better positioned to benefit from the local economy’s on-going recovery in comparison to properties in adjacent submarkets.

As of the fourth quarter of 2011, the overall CBD vacancy rate rose to 26.6% from 23.1% in 2010 and remains elevated in comparison with market conditions four years prior, at which point the vacancy rate stood at 14.2%.

Tenant interest in parts of the submarket is also heightened by incentives provided through the Stamford enterprise zone, which encompasses the portion of the City of Stamford that is south of the I-95. Under the enterprise zone incentive program, qualified companies may receive benefits such as an 80%, five-year local property tax abatement on eligible real and personal property, as well as a 25% or 50% credit on the state corporate business tax, depending upon the program type and location of the certified project. The additional savings to tenants provided by these incentive programs should continue to draw new companies to this developing portion of the city.

South Central Submarket

Located along the southern edge of Fairfield County, the South Central office submarket consists of approximately 8.5 million square feet of office space, encompassing the areas of Norwalk, Darien/New Canaan, and Wilton/Weston. Close to two-thirds of the office submarket’s inventory is located in the Norwalk submarket. The office market is home to many large corporations, which include Virgin Atlantic Airways, SoBe, Priceline.com, Siemens IT Solutions and Services, Xerox, Kayak.com, Pepperidge Farm, Emcor Group, and Arch Chemicals. With an average lease rate of less than $30 per square foot and its proximity to major highways and transit nodes, the South Central submarket’s relative affordability and location continues to attract companies to the area.

As of the fourth quarter of 2011, the submarket vacancy rate reached 20.7%, an increase from the 20.0% in 2010, 17.1% vacancy rate in 2009 and 14.2% vacancy rate in 2008. Lingering uncertainty and the availability of more centralized, high-quality space at deep discounts from previous highs placed upward pressure on the vacancy rate for office space located in tertiary submarkets. Despite the still softened market conditions, the overall average lease rate rose 1.4% to $28.73 per square foot in 2011, following a 5.9% decline in 2010.

Retail Markets

New York

New York’s retail market benefits from positive long-term fundamentals, including favorable demographics, a very high income population, significant barriers to entry and a strong local demand base, as well as a high volume of domestic and international visitors. In addition to the 11.8 million residents living within the New York-White Plains-Wayne, NY-NJ Metropolitan Division, approximately 8.3 million residents live in the surrounding region, including Newark, Central New Jersey, Long Island and Connecticut’s Fairfield County. With this combined population greater than 20 million, the Greater New York City region is by far the most populous in the country and second only to Mexico City in North America.

New York’s long-term economic base is supported by the region’s talented workforce, its dense base of customers and clients for businesses, and its highly integrated network of potential partners and investors that convene on the city from all parts of the world. High-paying, knowledge-based industry clusters—such as finance, legal services, consulting, media and publishing and others—fuel growth in other sectors of the economy. Furthermore, residents come from a highly diverse background: 33.5% of the New York metropolitan division’s population was born outside the United States as of 2009, compared with 12.5% for the country as a whole. All types of retailers—from discount, family-oriented outlets all the way to high-end, exclusive luxury—are required to serve the heterogeneous population.

Domestic and international leisure travelers are drawn to New York City for its theaters, historical sites, museums, shopping and other cultural opportunities. As heightened focus on public safety and sanitation has helped to transform New York City, and Manhattan specifically, into a family-friendly tourist destination through the last two decades, tourism has come to account for a large share of the local economy. A record high of 50.2 million travelers visited New York City in 2011, according to NYC & Company, reaching Mayor Bloomberg’s goal of 50 million visitors by 2012 one year early. Direct visitor spending in New York City reached $32 billion in 2011, up from $14.7 billion in 1998. According to the latest available data from 2009 when visitor volume totaled 45.6 million, or 9.2% less than the 2011 total, visitor spending supported nearly 304,000 jobs, $16.6 billion in total wages and generated $7.5 billion in taxes for the area.

Other measures indicate rising volumes of tourism and business-related travel, which bodes well for retail demand in the region. Total passenger traffic at New York-area airports grew to 105.5 million in the 12 months through October 2011, an increase of 1.7% over the previous 12-month period. An estimated 364,000 people passed through Times Square on a daily basis in 2009, an increase of 8% compared with the year prior, according to the Times Square Alliance. As of the summer of 2010, Saturday pedestrian traffic volume in Times Square increased 89% over the same period a year earlier.

On the supply side, New York’s retail market has high barriers to entry, including limited available land to develop, long lead times on new construction, ambiguous zoning regulations, a difficult planning approval process, and high costs of construction. Major new construction projects are rare, particularly within Manhattan’s main corridors, and are generally limited to the outer boroughs and the suburbs of Northern New Jersey and Upstate New York.

Although job growth in New York slowed during second half of 2011, RCG’s outlook for New York’s retail market is positive. With job growth expected to remain positive, decreasing unemployment and stabilizing home values should encourage local residents to loosen spending habits, bolstering demand from local residents, the primary driver of retail demand in the New York area. Siena Research Institute’s Current Consumer Confidence Index for New York City registered 62.2 as of the fourth quarter of 2011, a decrease of 9.6 points from the first quarter of 2011, likely due to the ongoing European economic troubles and political gridlock in the federal government. The forward-looking Future Economic Expectations Index increased slightly to 68.6 during the fourth quarter, suggesting increased economic optimism about the near future.

While barriers to entry in New York City’s retail market are significant, select major projects are likely to continue construction through the foreseeable future. The number of projects in the planning and proposal stage has increased through the 2011 calendar year. One of the largest projects under development is the retail component of the World Trade Center complex, which totals 500,000 square feet of space. A public plaza that includes retail space is planned along 42nd Street between Sixth Avenue and Broadway. Several large projects planned in the Bronx include a 780,000 square-foot shopping mall at Bay Plaza in Co-op City, an 80,000 square-foot parcel on Broadway and 230th Street, and the 162,000 square-foot retail complex at the former Stella D’Oro factory anchored by BJ’s Wholesale Club.

Manhattan

The borough of Manhattan contains approximately 110 million square feet of retail space, according to the Real Estate Board of New York, and is split into six major submarkets: East Side, West Side, Midtown, Midtown South, Downtown and North Manhattan. The majority (78%) of the space is located within Midtown South, Midtown and Downtown. Spaces in prime corridors, which are spread out among the major submarkets, are among the most highly sought-after real estate in the world and also among the most expensive in terms of rental rates per square foot. Retail demand in the borough is driven by an affluent local population, commuters from outside the borough and a high concentration of business and leisure travelers.

On various measures of income, Manhattan exceeds surrounding geographies and the nation as a whole by wide margins according to the 2009 Census American Community Survey. Manhattan’s median household income was recorded at $68,706 in 2009, compared with $50,033 for all of New York City, $54,967 for the New

York metropolitan division and $50,221 at the national level. Manhattan’s per capita income was recorded at $61,992 as of 2009, much greater than $30,885 for all of New York City, $32,696 throughout the New York metropolitan division and $26,409 for the United States as a whole.

Midtown, the area loosely defined to span between 31st and 59th streets, is among the premier commercial districts in the world and is home to a diverse base of office tenants, retail stores, entertainment venues, theaters, hotels, and residences, along with some light manufacturing, warehouse and storage. Midtown accounts for more than 61% of Manhattan’s office space. Retail sales in Midtown totaled an estimated $23.7 billion in 2010, or 48% of Manhattan’s total. Given the primacy of its commercial activities, Midtown accounts for a relatively small percentage of Manhattan’s residential population. In fact, approximately 197,200 residents live within the area, equating to roughly 12% of Manhattan’s total. Indicated by several income statistics, however, Midtown’s residential population is more affluent than Manhattan as a whole, which helps to support retail demand in the area. The median household income within Midtown Manhattan was estimated at $86,902 in 2010, compared with $66,851 for all of Manhattan.

Demand is recovering, driven by job growth and tourism activity in 2010. According to the latest available data, the average vacancy rate among major retail corridors decreased to 7.2% in the second quarter of 2011 from 8.2% one year earlier. In terms of rents, prime retail corridors command very high rents, though a very small sample size leads to volatile average measures. According to Cushman & Wakefield, average rents in the Upper Fifth Avenue corridor averaged $2,075 per square foot in the third quarter of 2010, a 10.4% year-over-year decrease. Rents on Times Square retail space averaged $842 per square foot, 29.3% greater than one year earlier. In total, rents grew by an average of 1.9% year-over-year in Manhattan’s five most-expensive retail submarkets. Overall Manhattan average asking rents declined slightly between Fall 2009 and Fall 2010 to $112 per square foot from $118, according to the Real Estate Board of New York.

As with the New York metropolitan division as a whole, RCG’s outlook for Manhattan’s retail market is positive. The main retail corridors have improved during the early stages of economic recovery as consumer spending stabilized and tourism activity rebounded. While rents are rising in the majority of the prime submarkets, rents are still relatively low in Manhattan’s second-tier submarkets, like the Flatiron District, Meatpacking District and Columbus Avenue, among others. Discounted lease rates present opportunities for small-scale and somewhat cost-sensitive retailers to enter the market where they have been previously priced out in the past. On the supply side, major new construction projects in Manhattan will likely be limited to the area north of Central Park, with the exception of the World Trade Center complex. One example is the conversion of a former manufacturing facility in Harlem into a Target- and Costco-anchored retail center. Smaller-scale deliveries, like conversion of old building stock into retail boutiques, will likely account for the dominant share of new supply in high-traffic, desirable submarkets.

Driving retail demand near Penn Station is a critical mass of pedestrian traffic in the neighborhood, comprised of office workers, tourists and inhabitants of the surrounding area. Office development, retail shops and Pennsylvania Station all drive pedestrian traffic in the area. The 34th Street Partnership estimated that 185,000 people work in offices in the area surrounding Penn Plaza and Herald Square in 2009. Approximately 27,000 people were counted leaving Penn Station in one hour on an average weekday in December 2009, also according to the 34th Street Partnership, while nearly 11,000 pedestrians per hour were counted at the corner of Seventh Avenue and 34th Street. Madison Square Garden is regularly ranked number one in North America for total ticket sales across the wide variety of events housed in the arena, including professional and collegiate basketball, professional hockey, live music events, one-time events like professional wrestling, and many others. Approximately 4 million tourists visit the Empire State Building observation decks each year, where tickets cost between $16 and $55 each. Approximately 30,600 residents occupy 17,300 households within one-half mile of the intersection Broadway and West 36th Street, around which 1333 Broadway, 1350 Broadway and 1359 Broadway are clustered. The median household income within the same area was estimated at $79,847, greater than $66,851 for all of Manhattan.

The East/West Manhattan Retail Portfolio consists of two properties located in Midtown Manhattan: 1010 Third Avenue and 77 West 55th Street. Located at the intersection of Third Avenue and East 60th Street, the retail space at 1010 Third Avenue is located within the Decorative Arts District: four blocks west of the Fifth Avenue entrance to Central Park, adjacent to 59th Street-Lexington multi-line subway stop and one block from the Queensboro Bridge off ramp. Other retail outlets cluster in this high-pedestrian traffic neighborhood, most prominently including Bloomingdales, along with luxury hotels, highly desirable residential buildings and major office tenants. The median household income within a half-mile radius of 1010 Third Avenue was an estimated $105,076 in 2010, higher than Manhattan’s overall median household income of $66,851. Retail activity in the immediate area is extraordinarily high: 2010 total retail sales reached an estimated $4.5 billion within a half-mile radius of the property. Other major retail locations in the area include Savoy Plaza with 33,800 square feet and the Shops at Citicorp Center with 70,000 square feet.

Also in Midtown, 77 West 55th Street is located at the intersection of West 55th Street and Sixth Avenue. While Sixth Avenue is not known as a high-end retail corridor, pedestrian foot traffic is high, attributable to major office tenants and dense residential development in the area. High costs of living in the area surrounding the property have further concentrated an affluent population. The median household income within a half-mile radius of 77 West 55th Street was $106,031 in 2010. Retail sales in 2010 were at estimated at $1.9 billion. Only one other major retail center is located within a half-mile of the property, the 70,000 square-foot Shops at Citicorp Center.

The ground-level retail at 10 Union Square East is located on the eastern edge of Union Square where Park Avenue South meets 14th Street. With high-quality open spaces, a wide variety of pop-up markets, excellent transit accessibility, and active clusters of retail, education, healthcare, office tenants and other residential and commercial development, Union Square is one of the most heavily-trafficked pedestrian areas in Manhattan. Measured over a 14-hour period in July of 2011, weekday pedestrian traffic totaled 176,000 and 159,000 on the weekend. Overall, pedestrian traffic has increased 28% over the most recent five-year period, according to Union Square Partnership. Furthermore, three major subway lines (L, N/Q/R, 4/5/6) converge on Union Square, connecting the neighborhood to New York’s outer boroughs as well as Long Island, Connecticut, New Jersey and suburban Upstate New York. The 14th Street-Union Square subway station served 34.7 million riders during 2010, a 1.4% increase over 2009 and 39.4% greater than 2000, making it the fourth-largest station in New York City. While area retailers benefit from customers that live at considerable distances to Union Square, affluent local residents also provide a stable demand base. The median household income within a half-mile radius was estimated at $98,642 in 2010, compared with $66,851 for all of Manhattan. Retail sales volume within a half-mile radius of 10 Union Square East totaled $3.8 billion in 2010. Though Union Square is a major retail submarket within Manhattan, large shopping centers are still in short supply in the surrounding area. Union Square South is the only shopping center within a half-mile radius of 10 Union Square East. Demand for space in Union Square South has been strong by national retail chains. Following the closure of Circuit City and Virgin Megastores, both of which occupied the property at a point in time, retail space at Union Square South was subsequently re-leased to Best Buy Mobile and Nordstrom Rack. Also at the property is Regal Cinemas. Other major retailers are in the neighborhood as well, including Whole Foods, Forever 21, Diesel, Barnes & Noble and many others. Within a one-mile radius of 10 Union Square East are two other major shopping centers: the 170,000 square-foot Manhattan Mall at Broadway and West 33rd Street and the 92,200 square-foot Kip’s Bay Shopping Center.

The Gotham retail property is located on the Upper East Side at the intersection of East 86th Street and Third Avenue, among a cluster of residential buildings, retail stores and entertainment spaces. One block from the 86th Street-Lexington subway stop, the area is easily accessible from other areas around New York City. Major landmarks in the surrounding area include the Metropolitan Museum of Art and the Guggenheim Museum. The neighborhood population is more affluent than Manhattan as a whole. The median household income within a half-mile radius was estimated at $97,865 in 2010, compared with $66,851 for all of Manhattan. Retail sales volume within a half-mile radius of the Gotham totaled $1.5 billion in 2010. According to Claritas, not a single major shopping center exists within a one-mile radius of the Gotham.

Fairfield County

Fairfield County’s favorable demographics and high concentration of high-paying professionals and wealthy households drives high-end retail sales in the area. The region is studded with luxury retail establishments consisting of high-end boutiques and department stores. High-end retail stores cluster in affluent Fairfield County neighborhoods where residents live and work, particularly in Greenwich, New Canaan, and Westport—retail submarkets which command the highest retail rents in the area. In the second quarter of 2011, the retail vacancy rate increased by 30 basis points from 2010 to 4.5%, while the average asking retail lease rate in Fairfield County slipped 0.8% through the first half of 2011 to $27.68 per square foot, according to Cassidy Turley Research. Historic average annual rent growth in the market is 1.7%. In 2010, total consumer expenditures in Fairfield County retail establishments totaled $15.2 billion, according to Claritas. Because of the area’s concentration of middle-aged, high net worth professionals, Fairfield County is one of the most affluent counties in the country, representing a concentrated market for high-end and luxury retail goods, and services like restaurants, spas, and golf courses/clubs.

Driven by the recent resurgence in job growth and increasingly positive economic outlook, retail sales in the area quickly rebounded from recent lows—a trend RCG expects to continue through the forecast period. An indication of improving retail demand fundamentals, state sales and use tax collections, a proxy for retail sales volume in Connecticut, increased by 2.3% in 2010 and 13.6% in 2011 to $1.5 billion, following the 7.4% drop in sales tax revenue in 2009.

Going forward, the continued stabilization of home values and acceleration in job growth should fuel retail sales activity, supported higher levels of retail space absorption in the coming years. As employment levels rebound from recent lows, the improvements to the local economy should also drive an increase in population and household growth through the forecast period, supplying the market with consumers to support local retail sales. Through the forecast period, RCG expects both total population and total household levels to increase at an annual average rate of 0.6% through 2015, resulting in the addition of approximately 28,000 new residents and the formation of more than 10,000 new households during this time. The area’s favorable demographic trends suggest that its retail market will be healthy through the forecast period.

Located in the Town of Westport, 69-97 Main St. is situated in one of the town’s most affluent shopping districts located along the main thoroughfare. The high concentration of major national and regional retail tenants in the area include retailers such as Coach, Tiffany & Co., Restoration Hardware, and Williams Sonoma. Not surprisingly, the surrounding neighborhood population is more affluent in comparison to other submarkets in Fairfield County. The median household income within a one-mile radius was estimated at $141,945 in 2010, with households making more than $200,000 accounting for 35% of all households in the area. Retail sales volume within a one-mile radius of the retail property totaled approximately $129 million in 2010.

Also located along Westport’s main thoroughfare, 103-107 Main St. is located in the main shopping district. Given the property’s central location within the area’s most affluent shopping districts, the median household income is high relative to surrounding submarket. Within a one-mile radius the median household income was $142,587 and $118,523 within a two-mile radius of the property in 2010. Retail sales volume within a one-mile radius of the retail property totaled approximately $127 million in 2010.

THE COMPANY BUSINESS AND PROPERTIES

Overview

The company is a self-administered and self-managed real estate investment trust, or REIT, that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area. The company was formed to continue and expand the commercial real estate business of the supervisor and its affiliates. The company’s primary focus will be to continue to own, manage and operate its current portfolio and to acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

As of March 31, 2012, the company owned 12 office properties encompassing approximately 7.7 million rentable square feet of office space, which were approximately 79.1% leased (or 82.7%, giving effect to leases signed but not yet commenced as of that date). Seven of these properties are located in the midtown Manhattan market and encompass in the aggregate approximately 5.9 million rentable square feet of office space, including the Empire State Building, the world’s most famous office building. The company’s Manhattan office properties also contain an aggregate of 430,273 rentable square feet of premier retail space on their ground floor and/or lower levels. The company’s remaining five office properties are located in Fairfield County, Connecticut and Westchester County, New York, encompassing in the aggregate approximately 1.8 million rentable square feet. The majority of square footage for these five properties is located in densely populated metropolitan communities with immediate access to mass transportation. Additionally, the company has entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of the company’s office properties, that will support the development of an approximately 340,000 rentable square-foot office building and garage, which is referred to herein as Metro Tower. As of March 31, 2012, the company’s portfolio also included four standalone retail properties located in Manhattan and two standalone retail properties located in the city center of Westport, Connecticut, encompassing 204,452 rentable square feet in the aggregate. As of March 31, 2012, the company’s standalone retail properties were approximately 99.0% leased in the aggregate (or         %, giving effect to leases signed but not yet commenced as of that date). The company’s portfolio represents all of the Manhattan and greater New York metropolitan area office and retail assets owned by the entities organized and supervised by the company.

In addition, the company has an option to acquire from three private entities supervised by the supervisor two additional Manhattan office properties encompassing approximately 1.6 million rentable square feet of office space and 153,298 rentable square feet of ground floor retail space. Each of the Malkin Holdings group and the Helmsley estate owns interests in such private entities. These option properties currently are subject to ongoing litigation and the company has an option to acquire fee, long-term leasehold, sub-leasehold and/or sub-subleasehold interests, as applicable, in these two properties after such litigation is resolved. These properties are referred to herein as the option properties. For more information, please see “—Description of Option Properties.”

The company has a comprehensive knowledge of its markets that has been developed through its senior management team’s substantial experience, and the company believes it is a recognized owner and operator of office properties. All of the company’s properties are located in Manhattan and the greater New York metropolitan area, which, according to RCG, is one of the most prized office markets in the world and a world-renowned retail market due to a combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth. From 2002 through 2006, the supervisor gradually gained day-to-day management of the company’s Manhattan office properties. Since then, the company has been undertaking a comprehensive renovation and repositioning strategy of the company’s Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. Since the supervisor assumed day-to-day management of the company’s Manhattan office properties, beginning with One Grand Central Place in 2002 and through March 31, 2012, the company has invested a total of approximately $315.0 million (excluding tenant improvement costs and leasing commissions) in its Manhattan office properties pursuant to this program. The company currently intends to invest between $170.0 million and $210.0 million of additional capital through the end of 2013. The company expects to complete substantially the program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, the company currently estimates that between $60.0 million and $70.0 million of capital is needed beyond 2013 to complete the renovation program at the Empire State Building, which the company expects to complete substantially in 2016, due to the size and scope of the company’s remaining work and its desire to minimize tenant disruptions at the property. These estimates are based on the supervisor’s current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. The company intends to fund these capital improvements through a combination of operating cash flow and borrowings.

These improvements, within the company’s renovation and repositioning program, include restored, renovated and upgraded or new lobbies, elevator modernization, renovated public areas and bathrooms, refurbished or new windows, upgrade and standardization of retail storefront and signage, façade restorations, modernization of building-wide systems, and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of the company’s properties and have contributed significantly to the company’s tenant repositioning efforts, which seek to increase the company’s occupancy; raise its rental rates; increase rentable square feet; increase the company’s aggregate rental revenue; lengthen its average lease term; increase its average lease size; and improve its tenant credit quality. The company has also aggregated smaller spaces in order to offer larger blocks of office space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. This strategy has shown attractive results to date, as illustrated by the case studies which are described in “—Renovation and Repositioning Case Studies,” and the company believes has the potential to improve its operating margins and cash flows in the future. The company believes it will continue to enhance its tenant base and improve rents as the company’s pre-renovation leases continue to expire and be re-leased.

The company operates its business with a view to protect against economic, business and market downturns and preserve capital through conservative debt levels, underwriting and adequate capital provisions for maintenance and improvements. This helps the company to withstand economic downturns and grow in times of economic growth. The company motto is “performance for today, perspective for tomorrow.” The company believes its tenants are attracted to the company’s financial stability and track record of consistent performance through multiple market cycles.

The Empire State Building is the company’s flagship property. The 102-story building comprises 2,683,205 rentable square feet of office space and 163,655 rentable square feet of retail space. The building also includes the company’s observatory and broadcasting operations. The building occupies the entire blockfront from 33rd Street to 34th Street on Fifth Avenue, anchoring the east side of the 34th Street corridor in midtown Manhattan. The ongoing repositioning of the Empire State Building is representative of the company’s strategic vision for its Manhattan office properties. After the supervisor gained day-to-day management of the Empire State Building in August 2006, the company developed and began implementing a restoration and renovation plan for the property and, as of March 31, 2012, Empire State Building Associates L.L.C. and Empire State Building Company L.L.C. had invested a total of approximately $138.0 million. The company currently estimates that between $195.0 million and $235.0 million of additional capital is needed to complete this renovation plan, which the company expects to complete substantially in 2016, due to the size and scope of the company’s remaining work and its desire to minimize tenant disruptions at the property. These estimates are based on the supervisor’s current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. The company intends to fund these capital improvements through a combination of operating cash flow and borrowings. These improvements include restored and upgraded the landmark art deco lobby, renovated public areas and bathrooms, refurbished 6,514 windows, renovated the observatories and broadcasting facilities and modernized building-wide systems. In addition, the company pioneered a process for a replicable, world-leading energy efficiency retrofit program. Future planned renovation expenditures include additional improvements to the building lobby, restroom renovations, elevator modernization, corridor upgrades, and enhanced ventilation and security systems. Plans are also in place for the development of a tenants-only fitness center and a conference center in the building. The few remaining details of the comprehensive renovation program for the observatory are expected to be completed substantially by 2013. As part of the supervisor’s effort to increase the quality of its tenants, the supervisor has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. To date the company believes these efforts have accelerated the company’s ability to lease space to new higher credit-quality tenants, including: LF USA; Skanska; Coty, Inc.; the Federal Deposit Insurance Corporation; Funaro & Co.; LinkedIn; Noven Pharmaceuticals; People’s Daily Online USA; Taylor Global; The Freeh Group; Turkish Airlines; and World Monuments Fund. The company believes completing the repositioning program for the Empire State Building, as well as its other Manhattan office properties, represents a significant growth opportunity for the company. The company believes completing the repositioning program for the Empire State Building, as well as its other Manhattan office properties, represents a significant growth opportunity for the company.

The Empire State Building provides the company with a significant and diversified source of revenue through its office and retail leases, observatory operations and broadcasting licenses and related leased space. Empire State Building Associates L.L.C. owns the fee interest in, and the land underlying, the Empire State Building. For the years ended December 31, 2007 through December 31, 2011 and for the three months ended March 31, 2012, the number of visitors to the observatory was approximately 3.67 million, 4.03 million, 3.75 million, 4.03 million, 4.06 million, and 707,541, respectively. The number of admissions to the observatory for the 12 years from 2000 through 2011 increased at a growth rate of 16.4%. The average ticket revenue per admission for each of the 12 years from 2000 through 2011 increased at an aggregate compound annual growth rate of 9.3% and the growth rate during each of those years, on a year-over-year basis, has never been negative. For the years ended December 31, 2007 through December 31, 2011, the company increased the average ticket revenue per admission from $15.47 to $17.96 and for the three months ended March 31, 2012, the average ticket revenue per admission was $20.77. In addition, the company has 76 broadcasting licenses with an average remaining term of 7.1 years as of March 31, 2012. On a pro forma basis, during the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, the company generated approximately $55.7 million and $201.3 million of revenue, respectively, from the Empire State Building, which included approximately $80.6 million of revenue from its observatory operations and approximately $4.3 million and $16.4 million of revenue, respectively, from its broadcasting licenses and related leased space.

In addition to the Empire State Building, the company’s portfolio attracts high quality tenants to its high quality, midtown Manhattan and greater New York metropolitan area office properties.

Major tenants of 1333 Broadway include LF USA, Inc., Aetna Life Insurance Company, OCE-USA Holdings, a variety of service firms and retail tenancy in its multi-level retail space including                 . Major tenants of 1350 Broadway include a division of E-Bay, Tarter Krinsky & Drogin LLP, Marketfish, EchoLab, Open Space Institute, a variety of service firms including Carrier Corporation and retail tenancy in its multi-level retail space including Bank Santander (Sovereign Bank), Duane Reade (a division of Walgreen Co.), HSBC, Starbucks, and FedEx/Kinko’s. Major tenants of 1359 Broadway include LF USA, Inc., IPREO Holdings LLC, Actimize, Inc., Equifax, Parkinson’s Disease Foundation and a variety of leading not-for-profit and service firms. Major tenants of 501 Seventh Avenue include the corporate headquarters of both Carolina Herrera Ltd. and Warnaco, Local Initiatives Support Corporation, a variety of service firms and retail tenancy including Chipotle Mexican Grill and Pot Belly Sandwich Shop. One Grand Central Place is largely a small tenant building. Its major tenants include Fairfield Maxwell Group, Ales Group USA, Inc., Tourist Office of Spain, American Bureau of Shipping, Pine Brook Road Partners, LLC, a variety of financial, services, corporate, and not-for-profit tenants and retail tenancy in its multi-level retail space including JP Morgan Chase Bank, Bank of America, N.A., and Charles Schwab & Co. 250 West 57th Street is largely a small tenant building. Its major tenant is Perseus Books Group and its other tenants include a variety of financial, services, corporate, and not-for-profit tenants including NB Bienstock, Chase Paymentech (a division of JPMorgan Chase) and retail tenancy in its multi-level retail space including TJ Maxx, Gap, and Duane Reade (a division of Walgreen Co.).

In the greater New York metropolitan area, the company’s portfolio includes high quality office properties in densely populated metropolitan communities in Fairfield County, Connecticut and Westchester County, New York. Major tenants of the greater New York metropolitan area flagship Metro Center (at the Transportation Center in Stamford, Connecticut) include Thomson Reuters, Jefferies Group, Columbus Circle Investors, OMI Group, Olympus Partners, BP Energy, and a variety of other investment management and private equity firms. Major tenants of First Stamford Place (within a short walking distance of the Transportation Center in Stamford, Connecticut) include Ernst & Young, Legg Mason, Citibank, N.A., Elizabeth Arden, Inc., Thomson Reuters, the corporate headquarters of Crane Co., Air Castle Advisor LLC, National Indemnity Company, Gleacher Securities Group Inc., Robert W. Baird, Inc., MKM Partners, Jones Lang LaSalle, Bank of Ireland, Forevermark US Inc., and a variety of investment management and service firms. Major tenants of 383 Main Avenue (at the intersection of the Merritt Parkway and Route 7 in Norwalk, Connecticut) include Reed Elsevier, Inc., Nestle Holdings, Inc., Cisco Systems, Inc., SunGard, CIT LLC, SAP America, Inc., SymphonyIRI Group, Multiple Myeloma Research Foundation, and a variety of not-for-profit and service firms. Major tenants of 10 Bank Street (at the Transportation Center in White Plains, New York) include JP Morgan Chase Bank, Pearson Education, Inc., Fifth Street Capital, Inc., Rockwood Capital, LLC, Pine Brook Road Partners, LLC, Evolution Markets, LLC, US Renewables Group, Liberty Mutual, Nokia, Marubeni Specialty Chemicals Inc., Hitachi Cable America Inc., and a variety of leading investment management and service firms. Major tenants of 500 Mamaroneck Avenue (between the Hutchinson River Parkway and Interstate 95 in Harrison, New York) include Mariner Investment Group, O’Connor Davies Munn & Dobbins, Pasternak Wine Imports, Universal Remote Control, Stark Business Solutions and a variety of financial and service firms.

The company’s portfolio also includes high quality retail properties located in premier retail corridors in Manhattan and Westport, Connecticut. Tenants at 10 Union Square in Manhattan include Best Buy Mobile, Starbucks, A&P, Panera Bread, FedEx/Kinko’s, Au Bon Pain, Chipotle Mexican Grill, and GameStop. Tenants at 1010 Third Avenue’s multi-level retail space in Manhattan include Ethan Allen. Tenants at 55 West 57th Street include Tapps Supermarkets and Bank of America, N.A. Tenants at 69-97 Main Street in Westport, Connecticut include Ann Taylor, Lululemon, Allen Edmonds, Nike, and Theory. Tenants at 103-109 Main Street include Kate Spade.

The company is led by Anthony E. Malkin, the company’s Chairman, Chief Executive Officer and President, who has a strong reputation in the industry for quality management, repositioning and marketing expertise. Mr. Malkin, together with the company’s senior management team, has developed the company’s strategy with a focus on tenant and broker relationships and the cultivation of the company’s brand to attract higher credit-quality tenants to its improved buildings and negotiate attractive rental terms. Mr. Malkin has over 23 years of real estate experience specifically in expanding, renovating, repositioning and managing this portfolio. The company’s senior management team has an average of approximately 29 years of experience covering all aspects of real estate, including asset and property management, leasing, marketing, acquisitions, construction, development, legal and finance, and Messrs. Malkin, Durels and Keltner have worked together for the supervisor for over 22 years, and have supervised the design and implementation of the company’s renovation and repositioning program.

History

The Manhattan office properties that will be included in the company’s initial portfolio were acquired between 1950 and 1979 through the business ventures of Lawrence A. Wien in partnership with Harry B. Helmsley, and later with his son-in-law and the company’s Chairman Emeritus Peter L. Malkin. Three properties, the Empire State Building, One Grand Central Place and 250 West 57th Street, were acquired through public partnerships from 1953 to 1961, following earlier transactions on structures developed by Lawrence A. Wien, which are credited as the first flow-through tax treatment real estate syndications ever conducted, including other Manhattan office properties, 1333 Broadway, 1350 Broadway, 1359 Broadway and 501 Seventh Avenue, which were acquired through private partnerships from 1950 to 1979. With respect to the Manhattan office properties, Lawrence A. Wien and Peter L. Malkin were responsible for the syndication of the transactions, and Harry B. Helmsley was responsible for the identification of opportunities and the management and leasing of the properties once purchased. The principals of the supervisor during this period consisted of Lawrence A. Wien, until his death in 1988 and, beginning in 1958, Peter L. Malkin. Anthony E. Malkin joined Peter L. Malkin as a principal in 1989. All of the standalone retail assets and most of the Fairfield County and Westchester County office properties that will be included in the company’s initial portfolio were acquired from 1989 to 2006 under the direction of Anthony E. Malkin.

The supervisor historically provided asset management services for most of the company’s properties. The company’s Manhattan office properties were managed, subject to the supervision of the supervisor, by Helmsley-Spear until 2002, in the case of One Grand Central Place, 250 West 57th Street and 501 Seventh Avenue; 2003, in the case of 1359 Broadway; and 2006, in the case of the Empire State Building, 1350 Broadway, 1333 Broadway and the option properties.

Over time, the supervisor observed and objected to a deterioration in the property management and leasing services provided by Helmsley-Spear to the Manhattan office properties, resulting in deferred maintenance, reduced occupancy and/or rents and reduced tenant quality. The supervisor brought legal action to remove Helmsley-Spear as manager (after it was sold by entities controlled by Leona M. Helmsley) of these properties both for cause and based on contractual removal rights. The resolutions of the ensuing arbitrations and litigations resulted in a gradual transfer of day-to-day management away from Helmsley-Spear beginning in 2002 and were fully settled in 2006. Upon such transfer, Mr. Malkin and the company’s senior management team conceived and designed the company’s renovation and repositioning program for the company’s Manhattan office properties, and a majority of the work on such program has taken place since 2008. The supervisor oversaw the engagement of third-party property management and leasing agents for these properties, and eventually the transformation of the Empire State Building to a self-managed structure, retaining a third party agent only for leasing.

Separately, the entities organized and supervised by the supervisor acquired certain office, city-center retail and multi-family residential properties outside of Manhattan, which other than the private entities’ greater New York metropolitan area properties, will not be part of the company’s portfolio upon completion of the consolidation and the IPO. It developed and implemented a branding strategy for brokers and tenants for this portfolio. The branded portfolio provides tenants with a consistently high quality level of services, installations, maintenance and amenities and has built strong relationships with the broker community.

As the Helmsley-Spear management disputes progressed and were resolved, the supervisor conceived, planned and executed a comprehensive program to renovate and improve the Manhattan office properties in the company’s portfolio with a combination of operating cash flow and debt financing. The improvements included restored and improved or new lobbies; elevator modernization; common hallway upgrades; bathroom renovations; roof and façade restorations; new windows; and building-wide systems upgrades. As each property renovation was put in place, the supervisor established its brand by deploying the same branding strategy with tenants and brokers as had succeeded with the office and retail properties in Fairfield County, Connecticut and Westchester County, New York.

The Company’s Competitive Strengths

The company believes that it distinguishes itself from other owners and operators of office and retail properties as a result of the following competitive strengths:

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Irreplaceable Portfolio of Office Properties in Midtown Manhattan. The company’s Manhattan office properties are located in one of the most prized office markets in the world due to a combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth. The company’s management believes these properties could not be replaced today on a cost-competitive basis, if at all. As of March 31, 2012, the company owned seven Manhattan office properties encompassing approximately 5.9 million rentable square feet of office space, including the Empire State Building, the company’s flagship property and the world’s most famous office building. Unlike traditional office buildings, the Empire State Building provides the company with a significant source of income from its observatory and broadcasting operations. All of these properties include premier retail space on their ground floor and/or lower levels, which comprise 430,273 rentable square feet in the aggregate and some of which have recently undergone significant renovations. The company believes the high quality of its buildings, services and amenities, their desirable locations and commuter access to mass transportation should allow the company to increase rents and occupancy to generate positive cash flow and growth.

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Expertise in Repositioning and Renovating Manhattan Office Properties. The company has substantial expertise in renovating and repositioning Manhattan office properties, having invested a total of approximately $315.0 million (excluding tenant improvement costs and leasing commissions) in the Manhattan office properties since the supervisor assumed day-to-day management of these properties, beginning with One Grand Central Place in November 2002. The company has gained substantial experience in upgrading, renovating and modernizing (or are in the process thereof) all building lobbies, corridors, bathrooms and elevator cabs and old, antiquated spaces to include new ceilings, lighting, pantries and base building systems (including electric distribution and air conditioning, as well as enhanced tenant amenities). The company has successfully aggregated and is continuing to aggregate smaller spaces to offer larger blocks of space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. As part of this program, the company converted some or all of the ground office floors of certain of its Manhattan office properties to higher rent retail space. The company believes that the post-renovation high quality of the company’s buildings and the service the company provides also attract higher credit-quality tenants and allow the company to grow cash flow. In addition, the company believes that, based on the results of the company’s energy retrofitting efforts at the Empire State Building, the company can derive cost savings through innovative energy efficiency retrofitting and sustainability initiatives, reducing direct and indirect energy costs paid both by tenants and by the company throughout the company’s other Manhattan office properties.

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Leader in Energy Efficiency Retrofitting. The company has pioneered certain practices in energy efficiency at the Empire State Building where the company has partnered with the Clinton Climate Initiative, Johnson Controls Inc., Jones Lang LaSalle and the Rocky Mountain Institute to create and implement a groundbreaking, replicable process for integrating energy efficiency retrofits in the existing built environment. As a result of the energy efficiency retrofits, the company estimates that the Empire State Building will save 38% of its energy use, resulting in $4.4 million of annual energy cost savings. Johnson Controls Inc. has guaranteed minimum energy cost savings of $2.2 million, from 2010 through 2025, with respect to certain of the energy efficiency retrofits which Johnson Controls Inc. was responsible for installing. In 2011, the actual energy cost savings for the energy efficiency retrofits which Johnson Controls Inc. was responsible for installing was $2.4 million. The reduced energy consumption reduces costs for the company and its tenants, and the company believes creates a competitive advantage for its properties. The company believes that higher quality tenants in general place a higher priority on sustainability, controlling costs and minimizing contributions to greenhouse gases. The company believes its expertise in this area gives it the opportunity to attract higher quality tenants at higher rental rates and to reduce the company’s expenses. As a result of the company’s efforts, the Empire State Building is now an Energy Star building and has been awarded LEED EBOM-Gold certification. The company is currently underway with the design and specification process to implement energy efficiency retrofitting projects in its Manhattan and greater New York metropolitan area office properties based on its work at the Empire State Building. Finally, the company maintains a series of management practices utilizing recycling of tenant and construction waste, recycled content carpets, low off-gassing paints and adhesives, “green” pest control and cleaning solutions, and recycled paper products throughout the company’s office portfolio. The company believes that its portfolio’s attractiveness is enhanced by these practices and that this should result in higher rental rates, longer lease terms and higher quality tenants.

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Attractive Retail Locations in Densely Populated Metropolitan Communities. As of March 31, 2012, the company’s portfolio also included six standalone retail properties and retail space at the ground floor and/or lower levels of the company’s Manhattan office properties, encompassing 634,725 rentable square feet in the aggregate, which were approximately 86.7% leased in the aggregate (or                 %, giving effect to leases signed but not yet commenced as of that date). All of these properties are located in premier retail corridors with convenient access to mass transportation, a diverse tenant base and high pedestrian traffic and/or main destination locations. The company’s retail portfolio includes 613,292 rentable square feet located in Manhattan and 21,433 rentable square feet located in Westport, Connecticut. The company’s retail tenants cover a number of industries, including financial services, and include Allen Edmonds; Ann Taylor; AT&T; Bank of America; Bank Santander (Sovereign Bank); Best Buy Mobile; Charles Schwab; Chipotle; Duane Reade (a division of Walgreen Co.); Ethan Allen; Food Emporium; the GAP; HSBC; JP Morgan Chase; Kate Spade; Loews Theatre; Lululemon; Men’s Wearhouse; Nike; Panera Bread; Potbelly Sandwich Works; Sprint; Starbucks; Theory; TJ Maxx; and Walgreens. The company’s Westport, Connecticut retail properties are located on Main Street, the main pedestrian thoroughfare in Westport, Connecticut, and have the advantage of being adjacent to one of the few available large-scale parking lots in town.

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Experienced and Committed Management Team with Proven Track Record. The company’s senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. The company has developed relationships it believes enable it to both secure high credit-quality tenants on attractive terms, as well as provide the company with potential acquisition opportunities. The company has substantial in-house expertise and resources in asset and property management, leasing, marketing, acquisitions, construction, development and financing and a platform that is highly scalable. Members of the company’s senior management team have worked in the real estate industry for an average of approximately 29 years, and Messrs. Malkin, Durels and Keltner have worked together for the supervisor for over 22 years. The company takes an intensive, hands-on approach to the management of the company’s portfolio and quality brand building. Upon completion of the consolidation and the IPO, the company’s senior management team is expected to own     % of the company’s common stock on a fully diluted basis, and therefore their interests are expected to be aligned with those of the company’s stockholders, and they are incentivized to maximize returns for the company’s stockholders.

•

Strong Balance Sheet Well Positioned For Future Growth. Upon completion of the consolidation and the IPO, the company expects to have pro forma total debt outstanding of approximately $1.05 billion, with a weighted average interest rate of 5.29%, a weighted average maturity of 3.9 years and 83.2% of which is fixed-rate indebtedness. Additionally, the company expects to have approximately $170.1 million of available borrowing capacity under the company’s loans on a pro forma basis. Upon completion of the consolidation and the IPO and on a pro forma basis for the year ended December 31, 2011, the company had a debt-to-earnings before interest, income tax, depreciation and amortization, or EBITDA, ratio of approximately 5.46x. For the year ended December 31, 2011, the company’s pro forma EBITDA and pro forma net income were approximately $192.6 million and $72.8 million, respectively. The company has no debt maturing in the remainder of 2012 and approximately $57.6 million maturing in 2013. The company’s fiscal strength and disciplined ownership and operation of its business has enabled the company to weather multiple market downturns and challenging financing environments. The company operates its business to preserve capital through conservative debt levels and to provide adequate capital for maintenance and improvements.

Business and Growth Strategies

The company’s primary business objectives are to maximize cash flow and total returns to the company’s stockholders and to increase the value of the company’s properties through the pursuit of the following business and growth strategies:

•

Lease-up Available Space at Manhattan Office Properties. As of March 31, 2012, the company’s Manhattan office properties were approximately 76.2% leased (or 80.9%, giving effect to leases signed but not yet commenced as of that date) and had approximately 1.1 million rentable square feet of available space (excluding leases signed but not yet commenced). This compares to an average of 90.4% leased in midtown Manhattan according to RCG as of December 31, 2011. The company believes the renovation and repositioning program for its Manhattan office properties is a catalyst for additional lease-up. The company has created large blocks of available space and intends to continue to create such blocks over the next several years as part of the company’s comprehensive repositioning strategy to attract larger, higher credit-quality tenants at higher rents for longer lease terms with higher average retention rates and greater prospects for growth. Individual and multiple floors have been assembled and are being assembled for larger users. To date the company believes these efforts have accelerated its ability to lease space to new higher credit-quality tenants, many of which have expanded the office space they lease from the company over time. Examples of this include LF USA, Coty. Inc., the Federal Deposit Insurance Corporation, and Actimize which collectively have leases signed with the company for over 1,275,265 rentable square feet that represent additional annualized base rent of $51,179,454 as of March 31, 2012. LF USA, the company’s largest tenant based on both total leased square feet and annualized base rent, signed a lease for 482,399 square feet of office space in the Empire State Building in January 2011 that represents an additional $18,813,561 of annualized base rent and, in November 2011, signed another lease for an additional 106,545 square feet that represents an additional $4,155,255 of an annualized base rent. In order to accommodate the initial lease, the company relocated two other tenants to other available space in the building in order to provide LF USA with space on two consecutive floors. As of March 31, 2012, LF USA leased an aggregate of 630,615 rentable square feet of office space at three of the company’s office properties, representing approximately 7.6% of the total rentable square feet and approximately 8.6% of the annualized base rent in the company’s portfolio. The company also employs a pre-built suite strategy in selected portions of some of its properties to appeal to many credit-worthy smaller tenants by fitting out some available space with new ceilings, lighting, pantries and base building systems (including electric distribution and air conditioning) for immediate occupancy. These pre-built suites deploy energy efficiency strategies developed in the company’s work at the Empire State Building and are designed with efficient layouts sought by a wide array of users which the company believes will require only minor painting and carpeting for future re-leasing thus reducing the company’s future costs.

•

Increase Existing Below-Market Rents. The company believes it can capitalize on the successful repositioning of the company’s Manhattan office portfolio and improving market fundamentals to increase rents. For example, the company expects to benefit from the re-leasing of 22.9%, or approximately 1.3 million rentable square feet (including month-to-month leases), of the company’s Manhattan office leases expiring through December 31, 2014, which the company generally believes are currently at below market rates. These expiring leases represent a weighted average base rent of $35.82 per square foot based on current measurements. As older leases expire, the company expects to continue to upgrade certain space to further increase rents and the company expects to increase the total rentable square footage of such space as a result of remeasurement and application of market loss factors to the company’s space which the company expects will generate additional rental revenue. The company’s concentration in Manhattan and the greater New York metropolitan area should also enable the company to benefit from increased rents associated with current and anticipated near-term improvements in the financial and economic environment in these areas. The company also expects to benefit from the lack of development of office and retail space in midtown Manhattan for the foreseeable future due to the recent economic downturn, scarcity of available development sites, and long lead time for new construction.

•

Complete the Redevelopment and Repositioning of the Company’s Current Portfolio. The company intends to continue to increase occupancy, improve tenant quality and enhance cash flow and value by completing the renovation and repositioning of the company’s Manhattan office properties. The company intends selectively to continue to allow leases for smaller spaces to expire or relocate smaller tenants in order to aggregate, demolish and re-demise existing office space into larger blocks of vacant space, which the company believes will attract higher credit-quality tenants at higher rental rates. The company applies rigorous underwriting analysis to determine if aggregation of vacant space for future leasing to larger tenants will improve the company’s cash flows over the long term. In addition, the company is a leader in developing economically justified energy efficiency retrofitting and sustainability and has made it a portfolio-wide initiative. The company believes this makes its properties desirable to high credit-quality tenants at higher rental rates and longer lease terms.

•

Pursue Attractive Acquisition and Development Opportunities. The company will opportunistically pursue attractive opportunities to acquire office and retail properties including the option properties, for which the purchase price is payable in a combination of shares of the company’s common stock and operating units, except with respect to the Helmsley estate, which will have the right to elect to receive all cash. See “—Option Properties.” The company intends to focus its acquisition strategy primarily on Manhattan office properties and, to a lesser extent, office and multi-tenanted retail properties in densely populated communities in the greater New York metropolitan area and other markets it may identify in the future. The company believes it can utilize its industry relationships (including well-known real estate owners in Manhattan), brand recognition, and its expertise in redeveloping and repositioning office properties to identify acquisition opportunities where the company believes it can increase occupancy and rental rates. The company’s strong balance sheet, access to capital, and ability to offer operating partnership units in tax deferred acquisition transactions should give the company significant flexibility in structuring and consummating acquisitions. Further, the company has a development site, Metro Tower at the Stamford Transportation Center, which is adjacent to the company’s Metro Center property, which the company believes to be one of the premier office buildings in Connecticut. All required zoning approvals have been obtained to allow development of an approximately 340,000 rentable square foot office tower and garage. The company intends to develop this site when it deems the appropriate combination of market and other conditions are in place.

•

Proactively Manage the Company’s Portfolio. The company believes its proactive, service-intensive approach to asset and property management helps increase occupancy and rental rates. The company utilizes its comprehensive building management services and its strong commitment to tenant and broker relationships and satisfaction to negotiate attractive leasing deals and to attract high credit-quality tenants. The company proactively manages its rent roll and maintains continuous communication with its tenants. The company fosters strong tenant relationships by being responsive to tenant needs. The company does this through the amenities it provides, the quality of the company’s buildings and services, its employee screening and training, energy efficiency initiatives, and preventative maintenance and prompt repairs. The company’s attention to detail is integral to serving its clients and building the company’s brand. The company’s properties have received numerous industry awards for their operational efficiency. The company believes long-term tenant relationships will improve the company’s operating results over time by reducing leasing, marketing and tenant improvement costs and reducing tenant turnover. As a result, the company does extensive diligence on its tenants’ (current and prospective) balance sheets, businesses and business models to determine if the company will establish long-term relationships in which the tenants will both renew with the company and expand over time.

Renovation and Repositioning Case Studies

From 2002 through 2006, the company gradually gained day-to-day management of its Manhattan office properties. Since then, the company has been undertaking a comprehensive renovation and repositioning strategy of its Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. The company expects to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program, which it expects to complete substantially in 2016, due to the size and scope of its remaining work and its desire to minimize tenant disruptions at the property. The improvements undertaken in connection with the renovation and repositioning program include restored, renovated and upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; upgrade and standardization of retail storefront and signage; façade restorations; modernization of building-wide systems; and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of company properties and have contributed significantly to its tenant repositioning efforts, which seek to increase its occupancy; raise its rental rates; increase its rentable square feet; increase its aggregate rental revenue; lengthen its average lease term; increase its average lease size; and improve its tenant credit quality. This strategy has shown attractive results to date as illustrated by the case studies which are set forth below. There can be no assurance that the company’s renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost or that the results the company expects to achieve will be accomplished. Accordingly, the information presented in the case studies should not be considered as indicative of the company’s possible results and you should not rely on this information as an indication of its future performance.

The pre-renovation and repositioning statistics in the tables below represent the leases existing on the applicable floor of the applicable building at a date within a three-year period prior to the commencement of tenant repositioning efforts which were implemented on such floor and which generally represented the highest occupancy for such floor during such period. The tenant repositioning efforts include the exercise of the company’s rights to relocate tenants, negotiated relocations of tenants, the strategic expiration of existing leases to aggregate large blocks of space, including whole floors, as well as the implementation of marketing efforts in such space including the signing of significant tenants prior to the onset of the renovation work. Post-renovation and repositioning statistics in the table below represent full floors where the company has completed its renovation and repositioning efforts and reflect leases signed for such space. In certain circumstances, certain tenants have signed leases where only a portion of their lease has commenced with the remainder of the lease to commence through 2012, except with respect to one tenant where such tenant’s leases will commence through 2014. The information in the tables below presents statistics as if all such space under such leases have commenced.

Empire State Building Case Study

After the company gained day-to-day management of the Empire State Building in August 2006, it developed and began implementing a restoration and renovation program at the property. As of March 31, 2012, the company had completed substantially the renovation and repositioning of 24 of the 76 office floors in the building where it has aggregated smaller spaces in order to seek larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. In order to maximize space utilization, the company aggregated smaller spaces to offer large blocks of space, including whole floors, by employing several strategies including the exercise of the company’s rights to relocate tenants to alternative space, negotiated relocations of tenants and the strategic expiration of existing leases. As illustrated by the table below, for these 24 floors, the company has increased (i) annualized gross rent by an aggregate of approximately $25.5 million, representing a 111.7% increase, (ii) weighted average annualized gross rent per leased square foot by $5.41 in the aggregate, representing an 14.9% increase and (iii) total rentable square footage by 282,790 square feet in the aggregate, representing a 31.9% increase.

	Number of Leases	Total Rentable Square Feet(1)	Percent Leased(2)	Average Rentable Square Feet per Leased Space	Weighted Average Lease Term (years)	Annualized Gross Rent(3)	Weighted Average Annualized Gross Rent per Leased Square Foot(4)
Floors 3 - 10
Pre	77	415,966	76.6%	4,139	9.4	$11,723,671	$36.79
Post	1	555,204	100.0%	555,204	16.3	$21,653,904	$39.00

Change	(76)	139,238	23.4%	551,065	6.9	84.7%	6.0%
Floor 11
Pre	7	33,465	89.1%	4,259	5.4	$1,309,999	$43.94
Post	2	50,006	100.0%	25,003	13.4	$2,121,027	$42.42

Change	(5)	16,541	10.9%	20,744	8.0	61.9%	(3.5%)
Floors 12 - 13
Pre	21	82,256	29.7%	1,164	5.3	$724,379	$29.64
Post	1	105,613	100.0%	105,613	10.1	$4,684,680	$44.36

Change	(20)	23,357	70.3%	104,449	4.8	546.7%	49.6%
Floors 14 - 19
Pre	64	236,621	74.4%	2,749	8.2	$6,269,674	$35.63
Post	1	312,590	100.0%	312,590	16.8	$13,949,480	$44.63

Change	(63)	75,969	25.6%	309,841	8.6	122.5%	25.2%
Floors 32 - 33
Pre	2	21,906	14.6%	1,596	4.9	$134,099	$42.01
Post	1	25,057	100.0%	25,057	15.0	$1,219,550	$48.67

Change	(1)	3,151	85.4%	23,461	10.1	809.4%	15.9%
Floor 37
Pre	1	22,800	100.0%	22,800	5.5	$810,359	$35.54
Post	1	25,346	100.0%	25,346	11.0	$785,726	$31.00

Change	—	2,546	0.0%	2,546	5.5	(3.0%)	(12.8%)
Floor 38
Pre	1	18,255	100.0%	18,255	15.4	$562,233	$30.80
Post	1	25,294	100.0%	25,294	10.5	$1,107,855	$43.80

Change	—	7,039	0.0%	7,039	(4.9)	97.0%	42.2%
Floor 41
Pre	1	17,293	3.2%	545	2.6	$18,193	$33.38
Post	1	21,405	100.0%	21,405	12.5	$1,040,416	$48.61

Change	—	4,112	96.8%	20,860	9.9	5,618.7%	45.6%

	Number of Leases	Total Rentable Square Feet(1)	Percent Leased(2)	Average Rentable Square Feet per Leased Space	Weighted Average Lease Term (years)	Annualized Gross Rent(3)	Weighted Average Annualized Gross Rent per Leased Square Foot(4)
Floor 53
Pre	6	17,634	90.2%	2,652	6.4	$538,459	$33.84
Post	4	26,032	57.7%	3,753	8.7	$627,743	$41.81

Change	(2)	8,398	(32.5%)	1,101	2.3	16.6%	23.6%
Floor 75
Pre	8	20,150	93.9%	2,364	4.2	$742,841	$39.27
Post	5	22,589	100.0%	4,518	6.3	$1,153,922	$51.08

Change	(3)	2,439	6.1%	2,154	2.1	55.3%	30.1%
Total
Pre	188	886,346	70.9%	3,343	8.4	$22,833,907	$36.33
Post	18	1,169,136	99.1%	64,340	15.1	$48,344,303	$41.74

Change	(170)	282,790	28.2%	60,997	6.7	111.7%	14.9%

(1)	The change in total rentable square footage results from a combination of remeasurement of, and changes in loss factor applied to, the renovated spaces. Post-renovation and repositioning property measurements are based on the Real Estate Board of New York measurement standards. Includes leases that have been signed but have not yet commenced.
(2)	Percent leased is calculated as (a) rentable square feet less available square feet divided by (b) rentable square feet.
(3)	Pre-renovation and repositioning annualized gross rent represents the last annualized fully escalated gross rent prior to the start of the renovation and repositioning of the floor and post-renovation and repositioning annualized gross rent represents annualized contractual first monthly base rent (after free rent periods) for leases that have been signed and assumes the lease has commenced.
(4)	Represents annualized gross rent divided by leased square feet.

1333 Broadway Case Study

Since the company gained day-to-day management of 1333 Broadway in August 2006, it developed and began implementing a restoration and renovation program at the property. As of March 31, 2012, the company had completed substantially the renovation and repositioning of eight of the ten non-retail floors in the building where it has aggregated smaller spaces in order to offer larger blocks of office space in a similar manner to the program undertaken with respect to the Empire State Building. As illustrated by the table below, for these eight floors, the company has increased (i) annualized gross rent by an aggregate of approximately $6.4 million, representing a 184.1% increase, (ii) weighted average annualized gross rent per leased square foot by $11.07 in the aggregate, representing a 36.0% increase and (iii) total rentable square footage by 18,715 square feet in the aggregate, representing an 8.6% increase.

	Number of Leases	Total Rentable Square Feet(1)	Percent Leased(2)	Average Rentable Square Feet per Leased Space	Weighted Average Lease Term (years)	Annualized Gross Rent(3)	Weighted Average Annualized Gross Rent per Leased Square Foot(4)
Floor 3
Pre	6	26,696	86.0%	3,826	8.6	$646,730	$28.17
Post	3	28,866	100.0%	9,622	5.9	$1,293,374	$44.81

Change	(3)	2,170	14.0%	5,796	(2.7)	100.0%	59.0%
Floor 4
Pre	2	24,639	37.5%	4,614	1.3	$254,888	$27.62
Post	1	29,075	100.0%	29,075	10.5	$1,657,275	$57.00

Change	(1)	4,436	62.5%	24,461	9.2	550.2%	106.4%
Floor 6
Pre	3	26,316	10.3%	905	3.5	$83,553	$30.77
Post	1	29,566	100.0%	29,566	15.0	$1,360,036	$46.00

Change	(2)	3,250	89.7%	28,661	11.5	1,527.8%	49.5%
Floors 8, 9, 10, 11, & 12
Pre	48	138,971	55.9%	1,620	4.0	$2,483,572	$31.95
Post	1	147,830	100.0%	147,830	15.4	$5,543,625	$37.50

Change	(47)	8,859	44.1%	146,210	11.4	123.2%	17.4%
Total
Pre	59	216,622	52.0%	1,909	4.6	$3,468,743	$30.80
Post	6	235,337	100.0%	39,223	13.3	$9,854,310	$41.87

Change	(53)	18,715	48.0%	37,314	8.7	184.1%	36.0%

(1)	The change in total rentable square footage results from a combination of remeasurement of, and changes in loss factor applied to, the renovated spaces. Post-renovation and repositioning property measurements are based on the Real Estate Board of New York measurement standards. Includes leases that have been signed but have not yet commenced.
(2)	Percent leased is calculated as (a) rentable square feet less available square feet divided by (b) rentable square feet.
(3)	Pre-renovation and repositioning annualized gross rent represents the last annualized fully escalated gross rent prior to the start of the renovation and repositioning of the floor and post-renovation and repositioning annualized gross rent represents annualized contractual first monthly base rent (after free rent periods) for leases that have been signed and assumes the lease has commenced.
(4)	Represents annualized gross rent divided by leased square feet.

The Company’s Portfolio Summary

As of March 31, 2012, the company’s portfolio consisted of 12 office properties and six standalone retail properties totaling approximately 8.3 million rentable square feet and was approximately 79.7% leased (or 83.0%, giving effect to leases signed but not yet commenced as of that date). In addition, the company owned entitled land that will support the development of an approximately 340,000-rentable-square-foot office building and garage (Metro Tower) at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of the company’s office properties, as of March 31, 2012. The table below presents an overview of the company’s portfolio and the company’s option properties as of March 31, 2012:

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)

Manhattan Office Properties

The Empire State Building	Penn Station- Times Sq. South	1930/ In process					$40.11
Office(8)			2,683,205	65.7%	$62,553,479	$35.47		273
Retail(9)			163,655	88.5%	$14,302,884	$98.80		23

One Grand Central Place	Grand Central	1930/ In process					$48.61
Office			1,167,542	78.6%	$41,251,548	$44.95		299
Retail			68,343	87.9%	$5,424,110	$90.32		18

250 West 57th Street	Columbus Circle- West Side	1921/ In process					$44.32
Office			476,887	82.2%	$15,709,555	$40.07		168
Retail			51,934	100.0%	$4,566,250	$87.92		7

501 Seventh Avenue	Penn Station- Times Sq. South	1923/ In process					$35.49
Office			432,794	91.0%	$13,712,254	$34.80		34
Retail			37,765	93.1%	$1,753,978	$49.88		11

1359 Broadway	Penn Station- Times Sq. South	1924/ In process					$38.79
Office			439,720	95.2%	$15,773,614	$37.69		33
Retail			27,618	78.9%	$1,665,115	$76.37		6

1350 Broadway(10)	Penn Station- Times Sq. South	1929/ In process					$55.52
Office			372,045	80.2%	$11,950,107	$40.04		76
Retail			30,895	100.0%	$5,730,477	$185.48		6

1333 Broadway	Penn Station- Times Sq. South	1915/ In process					$41.74
Office			302,277	96.6%	$11,427,478	$39.14		11
Retail			50,063	6.4%	$725,713	$226.86		3

Sub-Total / Weighted Average Manhattan Office Properties			6,304,743	76.5%	$206,546,562	$42.82	$42.84	968

Office			5,874,470	76.2%	$172,378,035	$38.51		894
Retail			430,273	80.8%	$34,168,527	$98.24		74

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Greater New York Metropolitan Area Office Properties
First Stamford Place(11)	Stamford, Connecticut(12)	1986/ 2003	783,397	86.8%	$26,497,780	$38.96	$39.23	33
Metro Center	Stamford, Connecticut(12)	1987/ 1999	275,758	98.6%	$12,782,231	$47.01	$46.62	26
383 Main Avenue	Norwalk, Connecticut(13)	1985/ 1996	260,470	82.5%	$5,931,064	$27.60	$27.42	19
500 Mamaroneck Avenue	Harrison, New York(14)	1986/ 2004	289,805	88.4%	$6,902,776	$26.93	$26.78	29
10 Bank Street	White Plains, New York(15)	1989/ 2001	228,951	88.2%	$6,775,202	$33.54	$33.90	29

Sub-Total / Weighted Average Greater New York Metropolitan Area Office Properties			1,838,381	88.4%	$58,889,053	$36.23	$36.28	136
Total / Weighted Average Office Properties			7,712,851	79.1%	$231,267,088	$37.90	—	1,030

Standalone Retail Properties
10 Union Square	Union Square	1988/ 1997	58,005	100.0%	$4,688,293	$80.83	$81.95	13
1542 Third Avenue	Upper East Side	1993(16)	56,250	100.0%	$2,833,796	$50.38	$47.15	3
1010 Third Avenue	Upper East Side	1963/2007(17)	44,662	100.0%	$2,812,709	$62.98	$65.88	2
77 West 55th Street	Midtown	1962(16)	24,102	100.0%	$2,104,651	$87.32	$79.62	3
69-97 Main Street	Westport, Connecticut	1922/ 2005	17,103	88.3%	$1,303,460	$86.33	$88.24	4
103-107 Main Street	Westport, Connecticut	1900(16)	4,330	100.0%	$423,696	$97.85	$94.69	3
Sub-Total / Weighted Average Standalone Retail Properties			204,452	99.0%	$14,166,605	$69.98	$69.20	28
Total / Weighted Average Retail Properties(18)			634,725	86.7%	$48,335,132	$87.84	—	102

Portfolio Total			8,347,576	79.7%	$279,602,220	$42.03	$42.04	1,132

Option Properties
112-122 West 34th Street(19)	Penn Station- Times Sq. South	1954/ In process					$35.48
Office			608,050	87.8%				62
Retail			133,437	100.0%				3
1400 Broadway	Penn Station- Times Sq. South	1930/ In process					$36.17
Office			855,177	78.5%				83
Retail			19,861	36.8%				6

Option Properties Total			1,616,525					154

(1)	For more information regarding the status of ongoing renovations at certain of the company’s properties, see “The Company Business and Properties—Description of the Company’s Properties.”
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 132,360 square feet of space across the company’s portfolio attributable to building management use and tenant amenities and (ii) 71,054 square feet of space attributable to the company’s observatory.
(3)	Based on leases signed and commenced as of March 31, 2012 and calculated as (i) rentable square feet less available square feet divided by (ii) rentable square feet.
(4)

Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements and free rent with respect to the office properties for leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $2,815,970. Total annualized base rent, net of abatements and free rent, for the company’s office properties is $228,451,118. Annualized base rent for retail properties (including the retail space in the company’s Manhattan office properties) is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2013, by (ii) 12. Total abatements, tenant reimbursements and free rent with respect to the retail properties (including the retail space in the company’s Manhattan office properties) for leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $359,972. Total annualized base rent, net of abatements, tenant reimbursements and free rent, for the company’s retail properties is $47,975,160. Annualized base rent data for the company’s office and retail properties is as of March 31, 2012 and does not reflect scheduled lease expirations for the 12 months ending March 31, 2013.
(5)	Represents Annualized Base Rent under leases commenced as of March 31, 2012 divided by leased square feet.
(6)	Net effective rent per leased square foot represents (i) the contractual base rent for office and retail leases in place as of March 31, 2012, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of March 31, 2012.
(7)	Represents the number of leases at each property or on a portfolio basis. If a tenant has more than one lease, whether or not at the same property, but with different expirations, the number of leases is calculated equal to the number of leases with different expirations.
(8)	Includes 88,499 rentable square feet of space leased by the company’s broadcasting tenants.
(9)	Includes 6,180 rentable square feet of space leased by Host Services of New York, a licensee of the company’s observatory.
(10)	Denotes a ground leasehold interest in the property with a remaining term, including unilateral extension rights available to the company, of approximately 39 years (expiring July 31, 2050).
(11)	First Stamford Place consists of three buildings.
(12)	This submarket is part of the Stamford, Connecticut—central business district (CBD) submarket as defined by RCG. See “Economic and Market Overview.”
(13)	This submarket is part of the South Central Stamford, Connecticut submarket as defined by RCG. See “Economic and Market Overview.”
(14)	This submarket is part of the Eastern Westchester County submarket as defined by RCG. See “Economic and Market Overview.”
(15)	This submarket is part of the White Plains, New York—CBD submarket as defined by RCG. See “Economic and Market Overview.”
(16)	No major renovation activity was undertaken at this property.
(17)	This property underwent major renovations in 2007 to coincide with the signing of a significant retail lease.
(18)	Includes 430,273 rentable square feet of retail space in the company’s Manhattan office properties.
(19)	112-122 West 34th Street consists of two parcels having separate owners and ownership structures. The real property interests that the company will acquire with respect to the parcel located at 112-120 West 34th Street consist of (i) a ground leasehold interest currently held by 112 West 34th Street Associates L.L.C., a private entity supervised by the supervisor with whom the company has entered into an option agreement and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C., another private entity supervised by the supervisor with whom the company has entered into an option agreement. The real property interests that the company acquires with respect to the parcel located at 122 West 34th Street consist of (i) a fee interest and a subleasehold interest currently held by 112 West 34th Street Associates L.L.C. and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C.

Tenant Diversification

As of March 31, 2012, the company’s office and retail portfolios were leased to a diverse base of approximately 1,132 tenants. The following table sets forth information regarding the ten largest tenants in the company’s portfolio based on annualized base rent as of March 31, 2012, after giving effect to the consolidation.

Tenant	Number of Leases	Number of Properties	Lease Expiration(1)	Weighted Average Remaining Lease Term(2)	Total Leased Square Feet(3)	Percent of Portfolio Rentable Square Feet(4)	Annualized Base Rent(5)	Percent of Portfolio Annualized Base Rent(6)
LF USA(7)	6	3	Oct. 2021-Oct. 2028	14 years, 7 months	630,615	7.6%	$24,023,705	8.6%
Legg Mason	2	1	Dec. 2012; Sept. 2024	9 years, 8 months	202,661	2.4%	$8,319,687	3.0%
Warnaco	3	1	Sept. 2016-Feb. 2020	4 years, 10 months	201,272	2.3%	$6,595,012	2.4%
Thomson Reuters	5	2	Feb. 2012- Apr. 2020	7 years, 4 months	147,208	1.8%	$6,324,145	2.3%
Federal Deposit Insurance Corporation	1	1	Jan. 2020	7 years, 9 months	121,879	1.5%	$5,489,847	2.0%
Host Services of New York	1	1	May 2020	8 years, 1 months	6,180	0.1%	$4,943,672	1.7%
Coty, Inc.(8)	1	1	Jan. 2030	17 years, 10 months	92,545	1.0%	$4,580,590	1.6%
Duane Reade (a division of Walgreen Co.)	2	2	Feb. 2021; May 2025	11 years, 3 months	23,134	0.3%	$3,650,000	1.3%
Odyssey Reinsurance	2	1	Jan. 2013; Sept. 2022	10 years, 2 months	104,679	1.3%	$3,491,070	1.2%
Aetna Life Insurance	2	1	Jan. 2013; Jun. 2018	1 year, 9 months	51,621	0.6%	$2,703,747	1.0%

Total	25				1,581,794	18.9%	$70,121,475	25.1%

(1)	Expiration dates are per lease and do not assume exercise of renewal or extension options. Except for the Federal Deposit Insurance Corporation lease (February 1, 2015), none of these leases contain early termination options. For tenants with more than two leases, the lease expiration is shown as a range.
(2)	Represents the weighted average lease term, based on annualized base rent.
(3)	Based on leases signed and commenced as of March 31, 2012.
(4)	Represents the percentage of rentable square feet of the company’s office and retail portfolios in the aggregate.
(5)	Represents annualized monthly cash base rent under leases commenced as of March 31, 2012. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31 2012, by (ii) 12. Annualized base rent for retail properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12.
(6)	Represents the percentage of annualized base rent of the company’s office and retail portfolios in the aggregate.
(7)	LF USA is the US subsidiary of Li & Fung Ltd, a Hong Kong headquartered global consumer product design, development, sourcing and distribution company. Li & Fung Ltd has a market capitalization of approximately $18.7 billion as of March 31, 2012, is listed on the Hong Kong Stock Exchange and is a constituent member of the Hang Seng Index, MSCI Index, S&P/StanChart/Greater China Index, FTSEGood Index, Dow Jones Sustainability Asia Pacific Index and Hang Seng Corporate Sustainability Index Series. In January 2011, LF USA signed a lease that increased their total square footage at the Empire State Building to 482,399 square feet , of which 308,233 of the square footage has commenced as of March 31, 2012, and is reflected in the table above. LF USA also signed a lease in November 2011 (which is not reflected in the above table) for an additional 106,545 square feet that increased their total square footage at the Empire State Building to 588,944 square feet.
(8)	Pursuant to an amendment to Coty’s lease signed in May 2011 (which is not reflected in the above table), in April 2012, Coty increased their total square footage at the Empire State Building to 194,281 square feet, representing an additional $4,272,912 of annualized base rent as of March 31, 2012, or annualized base rent per leased square foot of $42.00 as of March 31, 2012. Coty also signed another amendment to their lease in April 2012 (which is not reflected in the above table) for an additional 118,792 square feet that increased their total square footage at the Empire State Building to 313,073 square feet.

Lease Distribution

The following table sets forth information relating to the distribution of leases in the company’s portfolio, based on net rentable square feet under lease as of March 31, 2012.

Manhattan Office Properties(1)

Square Feet Under Lease	Number of Leases(2)	Leases as Percent of Total	Rentable Square Feet(3)	Percent of Portfolio Rentable Square Feet	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)
Available	—	—	1,121,004	13.4%	—	—
2,500 or less	495	43.2%	602,241	7.2%	$24,346,040	8.7%
2,501 – 10,000	319	27.8%	1,435,749	17.2%	$57,500,842	20.6%
10,001 – 20,000	43	3.8%	545,769	6.6%	$21,404,988	7.7%
20,001 – 40,000	25	2.2%	676,478	8.1%	$25,134,951	9.0%
40,001 – 100,000	7	0.6%	440,423	5.3%	$14,898,681	5.3%
Greater than 100,000	5	0.4%	775,660	9.3%	$29,092,533	10.4%
Signed leases not commenced	13	1.1%	277,146	3.3%	—	—

Manhattan Office Properties Total	907	79.1%	5,874,470	70.4%	$172,378,035	61.7%

Greater New York Metropolitan Area Office Properties

Square Feet Under Lease	Number of Leases(2)	Leases as Percent of Total	Rentable Square Feet(3)	Percent of Portfolio Rentable Square Feet	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)
Available	—	—	211,271	2.5%	—	—
2,500 or less	24	2.1%	28,721	0.4%	$1,205,598	0.4%
2,501 – 10,000	71	6.2%	361,074	4.3%	$12,258,846	4.4%
10,001 – 20,000	19	1.7%	260,482	3.1%	$8,708,477	3.1%
20,001 – 40,000	14	1.2%	375,120	4.5%	$14,808,194	5.3%
40,001 – 100,000	6	0.5%	348,049	4.2%	$12,228,792	4.4%
Greater than 100,000	2	0.2%	251,868	3.0%	$9,679,146	3.5%
Signed leases not commenced	1	0.1%	1,796	—	—	—

Greater New York Metropolitan Area Office Properties Total	137	12.0%	1,838,381	22.0%	$58,889,053	21.1%

Retail Properties(6)

Square Feet Under Lease	Number of Leases(2)	Leases as Percent of Total	Rentable Square Feet(3)	Percent of Portfolio Rentable Square Feet	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)
Available	—	—	84,456	1.0%	—	—
2,500 or less	50	4.4%	43,829	0.5%	$6,175,482	2.2%
2,501 – 10,000	36	3.1%	165,892	2.0%	$23,860,301	8.5%
10,001 – 20,000	10	0.9%	148,323	1.8%	$10,553,242	3.8%
20,001 – 40,000	5	0.4%	143,848	1.7%	$6,965,732	2.5%
40,001 – 100,000	1	0.1%	48,377	0.6%	$780,375	0.3%
Greater than 100,000	—	—	—	—	—	—
Signed leases not commenced	—	—	—	—	—	—

Retail Properties Total	102	8.9%	634,725	7.6%	$48,335,132	17.3%

(1)	Excludes (i) retail space in the company’s Manhattan office properties and (ii) the Empire State Building broadcasting licenses and observatory operations.
(2)	If a lease has two different expiration dates, it is considered to be two leases (for purpose of lease count and square footage).
(3)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 132,360 square feet of space across the company portfolio attributable to building management use and tenant amenities and (ii) 71,054 square feet of space attributable to the company’s observatory.
(4)	Represents annualized cash base rent under leases commenced as of March 31, 2012. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Annualized base rent for retail properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12.
(5)	Represents the percentage of annualized base rent of the company’s office and retail portfolios in the aggregate.
(6)	Includes an aggregate of 430,273 rentable square feet of retail space in the company’s Manhattan office properties. The company’s Manhattan office properties include 74 retail leases representing $34,168,528 in annualized base rent. Excludes the Empire State Building broadcasting licenses and observatory operations.

Lease Expirations

The company expects to benefit from the re-leasing of 22.9%, or approximately 1.3 million rentable square feet (including month-to-month leases), of its Manhattan office leases expiring through December 31, 2014, which the company generally believes are currently at below market rates. During 2011 and 2012, the company has generally been obtaining higher base rents on new and renewed leases at its Manhattan office properties. These increased rents are partly due to an increase in the total rentable square footage of such space as a result of remeasurement and application of market loss factors to the company’s space.

The following table sets forth a summary schedule of the lease expirations for leases in place as of March 31, 2012 plus available space for each of the ten full calendar years beginning with the year ending December 31, 2013 at the properties in the company’s portfolio. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

Manhattan Office Properties(1)

Year of Lease Expiration	Number of Leases Expiring(2)	Square Footage of Leases Expiring(3)	Percent of Portfolio Square Footage of Leases Expiring	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)	Annualized Base Rent Per Leased Square Foot
Available	—	1,121,004	13.4%	—	—	—
Signed leases not commenced	13	277,146	3.3%	—	—	—
Month-to-month leases	7	15,096	0.2%	$514,112	0.2%	$34.06
2012 (March 1, 2012 to December 31, 2012)(6)	146	498,896	6.0%	$15,023,030	5.4%	$30.11
2013	178	426,136	5.1%	$17,048,185	6.1%	$40.01
2014	156	405,185	4.9%	$15,600,073	5.6%	$38.50
2015	146	527,129	6.3%	$19,847,055	7.1%	$37.65
2016	55	382,690	4.6%	$13,440,385	4.8%	$35.12
2017	47	169,850	2.0%	$7,544,993	2.7%	$44.42
2018	48	268,747	3.2%	$11,643,324	4.2%	$43.32
2019	18	172,365	2.1%	$6,473,038	2.3%	$37.55
2020	37	393,770	4.7%	$15,532,759	5.5%	$39.45
2021	24	309,917	3.7%	$12,314,219	4.4%	$39.73
Thereafter	32	906,539	10.9%	$37,396,862	13.4%	$41.25

Total/Weighted Average	907	5,874,470	70.4%	$172,378,035	61.7%	$38.51

Greater New York Metropolitan Area Office Properties

Year of Lease Expiration	Number of Leases Expiring(2)	Square Footage of Leases Expiring(3)	Percent of Portfolio Square Footage of Leases Expiring	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)	Annualized Base Rent Per Leased Square Foot
Available	—	211,271	2.5%	—	—	—
Signed leases not commenced	1	1,796	—	—	—	—
Month-to-month leases	—	—	—	—	—	—
2012 (March 1, 2012 to December 31, 2012)(7)	8	87,342	1.0%	$3,393,068	1.2%	$38.85
2013	21	115,555	1.4%	$4,291,563	1.5%	$37.14
2014	16	48,066	0.6%	$1,811,533	0.6%	$37.69
2015	22	124,574	1.5%	$4,397,726	1.6%	$35.30
2016	13	80,927	1.0%	$2,665,209	1.0%	$32.93
2017	14	129,674	1.6%	$4,875,016	1.7%	$37.59
2018	11	160,957	1.9%	$6,061,374	2.2%	$37.66
2019	9	240,449	2.9%	$7,607,376	2.7%	$31.64
2020	7	134,894	1.6%	$4,909,587	1.8%	$36.40
2021	6	99,365	1.2%	$3,790,605	1.4%	$38.15
Thereafter	9	403,511	4.8%	$15,085,996	5.4%	$37.39

Total/Weighted Average	137	1,838,381	22.0%	$58,889,053	21.1%	$36.23

Retail Properties(8)

Year of Lease Expiration	Number of Leases Expiring(2)	Square Footage of Leases Expiring(3)	Percent of Portfolio Square Footage of Leases Expiring	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)	Annualized Base Rent Per Leased Square Foot
Available	—	84,456	1.0%	—	—	—
Signed leases not commenced	—	—	—	—	—	—
Month-to-month leases	2	—	—	$4,800	—	—
2012 (March 1, 2012 to December 31, 2012)(9)	11	21,972	0.3%	$1,542,930	0.7%	$70.22
2013	14	56,306	0.7%	$5,888,001	2.1%	$104.57
2014	2	4,886	0.1%	$334,187	0.1%	$68.40
2015	9	28,544	0.3%	$2,633,344	0.9%	$92.26
2016	9	83,110	1.0%	$2,619,967	0.9%	$31.52
2017	6	46,449	0.6%	$3,852,894	1.4%	$82.95
2018	4	25,702	0.3%	$1,581,813	0.6%	$61.54
2019	8	28,239	0.3%	$2,636,126	0.9%	$93.35
2020	12	65,047	0.8%	$9,896,601	3.5%	$152.15
2021	6	29,221	0.3%	$4,250,878	1.5%	$145.47
Thereafter	19	160,793	1.9%	$13,093,591	4.7%	$81.43

Total/Weighted Average	102	634,725	7.6%	$48,335,132	17.3%	$87.84

(1)	Excludes (i) retail space in the company’s Manhattan office properties and (ii) the Empire State Building broadcasting licenses and observatory operations.
(2)	If a lease has two different expiration dates, it is considered to be two leases (for the purposes of lease count and square footage).
(3)	Office property measurements are based on Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 132,360 rentable square feet across the company portfolio attributable to building management use and tenant amenities and (ii) 71,054 square feet of space attributable to the company’s observatory.

(4)	Represents annualized cash base rent under leases commenced as of March 31, 2012. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Annualized base rent for retail properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12.
(5)	Represents the percentage of annualized base rent of the company’s office and retail portfolios in the aggregate.
(6)	Includes six leases that expired during March 2012 representing an aggregate of 72,663 rentable square feet and $1,063,100 of annualized base rent.
(7)	Includes three leases that expired during March 2012 representing an aggregate of 8,267 rentable square feet and $295,918 of annualized base rent.
(8)	Includes an aggregate of 430,273 rentable square feet of retail space in the company’s Manhattan office properties. Its Manhattan office properties include 74 retail leases representing $34,168,528 in annualized base rent. Excludes the Empire State Building broadcasting licenses and observatory operations.
(9)	Does not include any leases expiring during March 2012.

Tenant Improvement Costs and Leasing Commissions

The following table sets forth certain information regarding tenant improvement costs and leasing commissions for tenants at the office and retail properties in the company’s portfolio for the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2012.

Office Properties(1)

	Three Months Ended March 31,	Year Ended December 31,			Total/ Weighted Average January 1, 2009 to March 31,
	2012	2011	2010	2009	2012
New Leases
Number of leases signed	26	69	98	87	280
Total Square Feet	88,612	690,320	361,081	577,373	1,717,386
Leasing commission costs(2)	$1,346,631	$13,909,471	$4,466,974	$7,963,454	$27,686,530
Tenant improvement costs(2)	$5,701,641	$35,774,057	$17,071,670	$30,114,200	$88,661,568
Total leasing commissions and tenant improvement costs(2)	$7,048,272	$49,683,528	$21,538,644	$38,077,654	$116,348,098
Leasing commission costs per square foot(2)	$15.20	$20.15	$12.37	$13.79	$16.12
Tenant improvement costs per square foot(2)	$64.34	$51.82	$47.28	$52.16	$51.63
Total leasing commissions and tenant improvement costs per square foot(2)	$79.54	$71.97	$59.65	$65.95	$67.75

Renewals
Number of leases signed	49	163	214	165	591
Total Square Feet	169,396	779,268	750,140	459,687	2,158,491
Leasing commission costs(2)	$1,967,049	$12,672,934	$6,945,091	$3,994,736	$25,579,810
Tenant improvement costs(2)	$6,476,118	$22,617,656	$18,421,887	$9,041,187	$56,556,848
Total leasing commissions and tenant improvement costs(2)	$8,443,167	$35,290,590	$25,366,978	$13,035,923	$82,136,658
Leasing commission costs per square foot(2)	$11.61	$16.26	$9.26	$8.69	$11.85
Tenant improvement costs per square foot(2)	$38.23	$29.02	$24.56	$19.67	$26.20
Total leasing commissions and tenant improvement costs per square foot(2)	$49.84	$45.29	$33.82	$28.36	$38.05

Total New Leases and Renewals
Number of leases signed	75	232	312	252	871
Total Square Feet	258,008	1,469,588	1,111,221	1,037,060	3,875,877
Leasing commission costs(2)	$3,313,680	$26,582,405	$11,412,065	$11,958,190	$53,266,340
Tenant improvement costs(2)	$12,177,759	$58,391,713	$35,493,556	$39,155,388	$145,218,416
Total leasing commissions and tenant improvement costs(2)	$15,491,439	$84,974,118	$46,905,621	$51,113,578	$198,484,756
Leasing commission costs per square foot(2)	$12.84	$18.09	$10.27	$11.53	$13.74
Tenant improvement costs per square foot(2)	$47.20	$39.73	$31.94	$37.76	$37.47
Total leasing commissions and tenant improvement costs per square foot(2)	$60.04	$57.82	$42.21	$49.29	$51.21

Office Properties(1)

	Three Months Ended March 31,	Year Ended December 31,			Total/ Weighted Average January 1, 2009 to March 31,
	2012	2011	2010	2009	2012
Retail Properties(3)
New Leases
Number of leases signed	—	7	5	12	24
Total Square Feet	—	22,319	33,085	34,486	89,890
Leasing commission costs(2)	—	$1,272,824	$1,028,094	$2,697,960	$4,998,878
Tenant improvement costs(2)	—	$212,088	$760,650	$255,456	$1,228,194
Total leasing commissions and tenant improvement costs(2)	—	$1,484,912	$1,788,744	$2,953,416	$6,227,072
Leasing commission costs per square foot(2)	—	$57.03	$31.07	$78.23	$55.61
Tenant improvement costs per square foot(2)	—	$9.50	$22.99	$7.41	$13.66
Total leasing commissions and tenant improvement costs per square foot(2)	—	$66.53	$54.07	$85.64	$69.27
Renewals
Number of leases signed	1	9	16	11	37
Total Square Feet	1,035	42,157	52,864	74,494	170,550

Retail Properties(1)

	Three Months Ended March 31,	Year Ended December 31,			Total/ Weighted Average January 1, 2009 to March 31,
	2012	2011	2010	2009	2012
Leasing commission costs(2)	$3,453	$1,053,370	$1,638,077	$305,457	$3,000,358
Tenant improvement costs(2)	—	—	—	—	—
Total leasing commissions and tenant improvement costs(2)	$3,453	$1,053,370	$1,638,077	$305,457	$3,000,358
Leasing commission costs per square foot(2)	$3.34	$24.99	$30.99	$4.10	$17.59
Tenant improvement costs per square foot(2)	—	—	—	—	—
Total leasing commissions and tenant improvement costs per square foot(2)	$3.34	$24.99	$30.99	$4.10	$17.59

Total New Leases and Renewals
Number of leases signed	1	16	21	23	61
Total Square Feet	1,035	64,476	85,949	108,980	260,440
Leasing commission costs(2)	$3,453	$2,326,194	$2,666,171	$3,003,417	$7,999,236
Tenant improvement costs(2)	—	$212,088	$760,650	$255,456	$1,228,194
Total leasing commissions and tenant improvement costs(2)	$3,453	$2,538,283	$3,426,821	$3,258,873	$9,227,430
Leasing commission costs per square foot(2)	$3.34	$36.08	$31.02	$27.56	$30.71
Tenant improvement costs per square foot(2)	—	$3.29	$8.85	$2.34	$4.72
Total leasing commissions and tenant improvement costs per square foot(2)	$3.34	$39.37	$39.87	$29.90	$35.43

(1)	Excludes an aggregate of 430,273 rentable square feet of retail space in the company’s Manhattan office properties. Includes the Empire State Building broadcasting licenses and observatory operations.
(2)	Presents all tenant improvement and leasing commission costs as if they were incurred in the period in which the lease was signed, which may be different than the period in which they were actually paid.
(3)	Includes an aggregate of 430,273 rentable square feet of retail space in the company’s Manhattan office properties. Excludes the Empire State Building broadcasting licenses and observatory operations.

Historical Capital Expenditures

The following table sets forth certain information regarding historical capital expenditures at the properties in the company’s office and retail portfolios for the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2012. Historically the company has not tracked expenditures as either recurring or non-recurring and the company believes a substantial amount of these capital expenditures during the periods presented would be considered to be non-recurring due to the extensive amount of capital spent on renovation, repositioning and deferred maintenance at the company’s Manhattan office properties at the time the company began its renovation and repositioning program.

	Three Months Ended March 31,	Year Ended December 31,			Weighted Average January 1, 2009 to March 31, 2012
	2012	2011	2010	2009
Manhattan Office Properties(1)	$8,107,798	$32,976,777	$41,292,635	$54,509,278	$40,254,664
Greater New York Metropolitan Area Office Properties	509,065	1,876,627	2,149,395	2,622,885	2,085,309
Standalone Retail Properties	—	139,453	228,439	89,034	140,622
Portfolio Total(2)	$8,616,863	$34,992,857	$43,670,469	$57,221,197	$42,480,595

(1)	Includes an aggregate of 430,273 rentable square feet of retail space in the company’s Manhattan office properties.
(2)	Includes all capital expenditures, excluding tenant improvement and leasing commission costs, primarily due to the renovation and repositioning program conducted at the company’s Manhattan office properties.

Description of the Company’s Properties

Each of the Empire State Building and One Grand Central Place accounts for more than 10% of the company’s total assets based on book value, or more than 10% of the company’s gross revenues, as of March 31, 2012 and for the year ended December 31, 2011. The company’s other properties described below each account for less than 10% of the company’s total assets based on book value and less than 10% of the company’s gross revenues as of March 31, 2012 and for the year ended December 31, 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust—Consolidated Indebtedness to be Outstanding After the IPO” for a description of the company’s indebtedness to be outstanding after completion of the IPO.

The Empire State Building, New York, New York

Empire State Building Associates L.L.C. acquired a master operating leasehold interest in the Empire State Building, the world’s most famous office building, through a public partnership in 1961 and acquired the fee title to this property in 2002. The supervisor removed the prior managing and leasing agent and gained day-to-day management of the property in August 2006. The building comprises premier office space, a concourse, lower lobby, two observatories, broadcasting facilities and ground-floor retail space. It occupies the entire blockfront from 33rd Street to 34th Street on Fifth Avenue, anchoring the east side of the 34th street corridor in midtown Manhattan, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. The Empire State Building was built in 1931. The 102-story building comprises 2,683,205 rentable square feet of office space and 163,655 rentable square feet of retail space (including the observatory and broadcasting operations) and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines; and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include a visitor reception desk, bank equipped with an ATM, FedEx/Kinko’s, Starbucks, upscale cocktail lounge and a variety of specialty stores and eat-in or take-out dining facilities within the retail arcade. As part of the company’s effort to increase the quality of its tenants, since 2007 the company has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; the Federal Deposit Insurance Corporation; Host Services of New York, a leader in creating dining and shopping concessions for travel venues; Coty, Inc., a leading global fragrance and beauty company; and Walgreen Eastern Co., a New York City-based pharmacy. Other tenants include Funaro & Co., an accounting services firm; LinkedIn, an online professional network; Noven Pharmaceuticals, Inc., a specialty pharmaceutical company; People’s Daily Online USA, an online Chinese newspaper; Taylor Global, Inc., a public relations firm; The Freeh Group, an independent global risk management firm; Turkish Airlines, the national flag carrier of Turkey; and World Monuments Fund, a not-for-profit organization dedicated to preserving and protecting endangered ancient and historic sites around the world.

The Empire State Building offers panoramic views of New York and neighboring states from its world-famous 86th and 102nd floor observatories that draw millions of visitors per year. For the years ended December 31, 2007 through December 31, 2011, and for the three months ended March 31, 2012, the number of visitors to the observatories was approximately 3.67 million, 4.03 million, 3.75 million, 4.03 million and 4.06 million and 707,541, respectively. For the years ended December 31, 2007 through December 31, 2011, the company increased the average ticket revenue per admission from $15.47 to $17.96 and for the three months ended March 31, 2012, the average ticket revenue per admission was $20.77. The 86th floor observatory has a 360-degree outdoor deck as well as indoor viewing galleries to accommodate guests day and night, all year-round. The 102nd floor observatory is entirely indoors and offers a 360-degree view of New York City from 1,250 feet above ground. Observatory visitors enter the building via its main entrance on Fifth Avenue. Visitors proceed directly up dedicated escalators to the second floor and through security to purchase various ticket options at the cashier or to retrieve tickets purchased online at the company’s ticket kiosks. While waiting to gain access to the elevators, guests are entertained by a multi-media exhibit on sustainability and energy efficiency, which may be accessed in eight languages and is designed to inform and inspire the visitors. Also on the second floor, guests may purchase multilingual audio tours and viewer maps from the company’s licensee and be photographed by the licensee. There is a separately ticketed and independently owned and operated tour simulator under lease operating under the name NY Skyride. Visitors then proceed to one of six elevators to the 80th floor, where they are entertained by an exhibit operated by the NY skyscraper museum, “The Race to the Top,” which chronicles the construction of the building. They then have the opportunity to take one of two elevators or to walk up the stairs to the 86th floor observatory, which offers indoor and outdoor viewing areas. From the 86th floor, guests who have purchased an additional ticket may take an elevator to the fully enclosed 102nd floor observatory. Visitors then return first to the 86th floor and then to the 80th floor where they must exit through Empire: The Store, the official Empire State Building souvenir shop operated by the company’s licensee HMS Host. Finally, they take the elevator to the second floor where they have the opportunity to purchase their photograph and ride one of two dedicated escalators to the lobby at the main entrance on Fifth Avenue, where they exit the building; by the end of 2012, they will also have the opportunity to exit through the company’s tenant Walgreens, which will shortly expand its ground floor retail space to the 2nd floor with direct frontage to the observatories’ exit path. The company generated approximately $16.4 million and $80.6 million in revenue from its observatory operations for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively.

The company’s observatory business is subject to tourism trends and weather, and therefore does experience some seasonality. Over the past ten years, the number of visitors to the observatory, on average, has been slightly higher in the third quarter and slightly lower in the first quarter of each year. The Empire State Building’s observatory has maintained stable performance levels over the past ten years, despite changing competitive dynamics and economic conditions. Total revenue and operating income from the observatory’s operations have exhibited positive growth in all but two years from 2001 to 2011 (2001 and 2009), representing a compound annual growth rate for total revenue and operating income (including concessions revenue) of 12.4% and 12.5%, respectively. In addition, the average ticket revenue per admission has increased for each of the 12 years from 2000 to 2011 at a compound annual growth rate of 9.3% and the growth rate during each of those years, on a year over year basis, has never been negative. In the year ended December 31, 2011, the observatory experienced record admissions of over 4.06 million visitors and approximately $80.6 million of total revenue. The observatory has demonstrated strong performance despite competitive pressures as total revenue and operating income (including concessions revenue) increased by over 25.0% in 2005 and over 11.0% in 2006, despite the opening of the Top of the Rock observation deck at Rockefeller Center in November 2005. The Empire State Building’s observatory has also fared well during the recent recession. Despite a 7.0% decrease in the number of visitors as compared to 2008, 2009 admissions were still 2.0% higher than 2007 and the average ticket revenue per admission increased by 6.9% over 2008’s record level.

In addition to being a top New York City tourist attraction, the Empire State Building is also the center of the New York Tri-State region’s broadcasting operations. During the three months ended March 31, 2012 and the year ended December 31, 2011, the company’s broadcasting licenses and related leased space generated approximately $4.3 million and $16.4 million, respectively. Various entities transmit from the company’s building setbacks and surfaces and the company’s broadcasting mast which rises 230 feet from the ceiling deck of the 103rd floor. Over 150 antennae provide a variety of point-to-point radio and data communications services and support delivery of broadcasting signals to cable and satellite systems and directly to television and radio receivers. As of March 31, 2013, 35 television and radio broadcasters were licensed to use the company’s broadcasting facilities and served the greater New York metropolitan designated market area, which includes New York, New Jersey and Connecticut. As of March 31, 2012, the company leased approximately 88,499 square feet to broadcasting tenants in the aggregate. Tenants that utilize the company’s broadcasting services receive the right to use the broadcasting facilities and also to lease transmitter space in the Empire State Building. In addition, the broadcasting licenses and related leased space are long-term and require that tenants pay substantially all maintenance expenses. The average remaining term of such license fees is approximately 7.1 years. The company’s broadcasting tenants, based on annualized broadcasting revenue, include, among others, FOX, CBS, ABC, NBC and WPIX, as well as many of the major radio stations in Manhattan and the greater New York metropolitan area.

Empire State Building Company L.L.C. also licenses the trademarked Empire State Building name and image for movies, television, promotional and advertising purposes and offer portions of the building for rent for private events. The primary benefit of such arrangements is the opportunity to build Empire State Building brand awareness through co-branding with well-respected brands and causes. Empire State Building Company L.L.C. also enters into agreements through its Empire State Building Lighting Partner program, which give selected applicants the privilege of choosing a lighting scheme for the tower on a certain date in exchange for publicity and attention through their organization’s networks. The Empire State Building has an extensive social media presence including a highly-visited website (on which Empire State Building Company L.L.C. controls ticket sales to the observatories and offers a growing range of tourist-related attraction sales), Facebook page and Twitter account.

The building and certain aspects of its interior are designated landmarks of the New York City Landmarks Preservation Committee. The building was designated as a National Historic Landmark in 1986. In a national survey conducted in 2007, it was rated number one above the White House and the Washington Monument on the List of America’s Favorite Architecture according to the American Institute of Architects. The Empire State Building is an Energy Star building and has been awarded LEED EBOM-Gold certification. The Empire State Building’s energy retrofit program will result in significant energy cost savings annually and significant expense savings for Empire State Building Company L.L.C.’s tenants, which the supervisor believes has enhanced its desirability to prospective tenants. Empire State Building Company L.L.C. recently entered into a two-year contract to purchase wind power to provide 100% of the Empire State Building’s energy. The Empire State Building is the recipient of numerous awards. The Building Owners and Managers Association of Greater New York, Inc., or BOMA, and BOMA Mid-Atlantic Region named the Empire State Building as the 2011 Regional TOBY award Winner for Middle Atlantic Regional Outstanding Building of the Year and as the 2009-2010 Pinnacle Award winner for the Historical Building of the Year, honoring a “commitment to the preservation of historical integrity while taking full advantage of the improvements of the modern era.” Additionally, in 2010, the Empire State Building won the MASterworks Best Restoration award from the Municipal Arts Society for the restoration of a historically significant commercial, residential or institutional building and/or publicly accessible lobby; the National Trust for Historic Preservation National Preservation Honor Award recognizing “the efforts of individuals, nonprofit organizations, public agencies and corporations whose skill and determination have given new meaning to their communities through preservation;” the Preservation League of New York State Project’s Excellence in Historic Preservation Award celebrating “the outstanding leadership of public officials and individuals in the field of preservation;” and the New York Landmarks and Conservancy’s Lucy G. Moses Preservation Award for outstanding preservation efforts. Prior to 2010, the Sustainable Buildings Industry Council awarded the Empire State Building the 2009 Beyond Green High Performance Building Award recognizing “the exceptional contributions its members make to sustainability across the United States.”

Since the supervisor gained day-to-day management of the Empire State Building in August 2006, Empire State Building Associates L.L.C. and Empire State Building Company L.L.C. have invested a total of approximately $138.0 million through the restoration and renovation program at the property through March 31, 2012. The company currently estimates that between $195.0 million and $235.0 million of additional capital is needed to complete this renovation program, which the company expects to complete substantially in 2016. These estimates are based on the supervisor’s current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby restoration and upgrade	x
Renovate 2nd floor observatory ticketing area	x
Renovate 86th floor observatory	x
Observatory exhibits	x
Energy efficiency retrofits including
- building automated controls - chiller plant retrofit - window retrofits - radiator barriers	x x x x
Renovate 102nd floor observatory		x
Renovate and provide cooling to public corridors		x
Renovate public bathrooms		x
Elevator modernization		x
Elevator shaft wall repairs		x
Exterior waterproofing and roofs		x
Electrical power and distribution		x
Building wide sprinklers to comply with Local Law 26		x
Additional energy efficiency retrofits including new air handling units, heat exchangers, steam turbine retrofits		x
Tower lighting replacement		x
Security system enhancements		x
Temporary exterior construction hoist		x
Enhancement to observatory exhibit			x
New tenants-only conference center			x
New tenants-only fitness center			x

The observatory and broadcasting businesses at the Empire State Building are subject to competition from existing observatories and broadcasting space and others that may be constructed in the future. In addition, competition from observatory and broadcasting operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center and the existing broadcasting facility at Four Times Square, could have a negative impact on revenues from the company’s broadcasting and observatory operations. The company’s broadcast television and radio licensees face competition from advances in technologies and alternative methods of content delivery in their respective industries, as well as from changes in consumer behavior driven by new technologies and methods of content delivery, which may reduce the demand for over-the-air broadcast licenses in the future. New government regulations affecting broadcasters, including the implementation of the FCC’s National Broadband Plan, or the Plan, might also affect the company’s results of operations by reducing the demand for broadcast licenses.

Empire State Building Primary Tenants

The following table summarizes information regarding the primary tenants of the Empire State Building as of March 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration		Date of Earliest Termination Option	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet(1)	Annualized Base Rent(2)	Percent of Property Annualized Base Rent	Annualized Base Rent Per Square Foot
LF USA(3).	Fashion	Oct. 2028		—	1 x 7 years or 2 x 5 years	308,233	10.8%	$12,021,087	15.6%	$39.00
Federal Deposit Insurance Corporation	Government	Jan. 2020		2/1/2015	1 x 5 years	121,879	4.3%	$5,489,847	7.1%	$45.04
Host Services of New York	Retail store	May 2020		—	—	6,180	0.2%	$4,943,672	6.4%	$799.95
Coty, Inc.(4)	Cosmetics	Jan. 2030		—	1 x 5 years	92,545	3.2%	$4,580,590	6.0%	$49.50
Walgreen Eastern Co.	Retail store	—	(5)	—	—	25,688	0.9%	$1,470,000	1.9%	$57.23
LinkedIn	Internet Networking business	May 2018		6/1/2016	—	31,742	1.1%	$1,237,938	1.6%	$39.00
Skanska USA Building	Engineering	Mar. 2024		—	1 x 5 years	25,057	0.9%	$1,219,550	1.6%	$48.67
Manhattan Professional Group	Tax professionals	Aug. 2026		—	—	25,611	0.9%	$1,180,264	1.5%	$46.08
Bank of America	Bank	Apr. 2015		—	1 x 5 years	14,234	0.5%	$1,152,577	1.5%	$80.97
Taylor Global	Public relations	Jul. 2018		—	—	25,744	0.9%	$1,119,105	1.6%	$43.47

Total/Weighted Average						676,913	23.8%	$34,414,630	44.8%	$50.84

(1)	Excludes (i) 123,436 rentable square feet attributable to building management use and tenant amenities and (ii) 71,054 square feet of space attributable to the company’s observatory.
(2)	Annualized company’s base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements and free rent with respect to leases in effect as of March 31, 2012 for the 12 months ending March 31, 2012 are $1,855,322. Total annualized base rent, net of abatements and free rent is $75,001.041.
(3)	In January 2011, LF USA signed a lease that increased their total square footage at the Empire State Building to 482,399 square feet, representing an additional $18,813,561 of annualized based rent, or annualized base rent per square foot of $39.00. 308,233 of this square footage has commenced as of March 31, 2012. LF USA also signed a lease in November 2011 (which is not reflected in the above table) for an additional 106,545 square feet that increased their total square footage at the Empire State Building to 588,944 square feet.
(4)	Pursuant to an amendment to Coty’s lease signed in May 2011 (which is not reflected in the above table), in April 2012, Coty increased their total square footage at the Empire State Building to 194,281 square feet, representing an additional $4,272,912 of annualized base rent as of March 31, 2012, or annualized base rent per leased square foot of $42.00 as of March 31, 2012. Coty also signed another amendment to their lease in April 2012 (which is not reflected in the above table) for an additional 118,792 square feet that increased their total square footage at the Empire State Building to 313,073 square feet.
(5)	The lease will expire 15 years and four months following substantial completion of certain expansion space pursuant to the First Lease Modification and Extension Agreement, as of August 15, 2011, between Empire State Building Company L.L.C. and Walgreen Eastern Co., Inc.

Empire State Building Lease Expirations

The following table sets forth the lease expirations for leases in place at the Empire State Building as of March 31, 2012 and for each of the ten full calendar years beginning with the year ending December 31, 2013 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights. As of March 31, 2012, the weighted average remaining lease term for the property was seven years and 11 months.

Year of Lease Expiration(1)	Number of Leases Expiring	Square Footage of Leases Expiring(2)	Percent of Property Square Feet	Annualized Base Rent(3)	Percent of Property Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot
Available	—	711,348	25.0%	—	—	—
Signed leases not commenced	—	227,041	8.0%	—	—	—
Month-to-month leases	1	1,887	0.1%	$18,450	—	$9.78
2012 (March 1, 2012 to December 31, 2012)(5)	54	270,033	9.5%	$5,966,840	7.8%	$22.10
2013	49	157,938	5.5%	$5,194,728	6.8%	$32.89
2014	42	150,370	5.3%	$4,686,447	6.1%	$31.17
2015	31	162,156	5.7%	$6,498,999	8.4%	$40.08
2016	16	95,546	3.4%	$3,097,081	4.0%	$32.41
2017	17	52,008	1.8%	$2,276,695	3.0%	$43.78
2018	25	142,416	5.0%	$5,746,967	7.5%	$40.35
2019	8	42,860	1.5%	$2,631,314	3.4%	$61.39
2020	23	234,525	8.2%	$14,517,823	18.9%	$61.90
2021	10	66,391	2.3%	$2,710,481	3.5%	$40.83
Thereafter	20	532,341	18.7%	$23,510,538	30.6%	$44.16

Total/Weighted Average	296	2,846,860	100.0%	$76,856,363	100.0%	$40.27

(1)	Excludes broadcasting licenses and observatory operations.
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 123,436 rentable square feet attributable to building management use and tenant amenities and (ii) 71,054 square feet of space attributable to the company’s observatory.
(3)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements and free rent with respect to leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $1,855,322. Total annualized base rent, net of abatements and free rent is $75,001,041.
(4)	Represents the percentage of annualized base rent of office and ground-floor retail leases at the Empire State Building.
(5)	Includes four leases that expired during March 2012 representing an aggregate of 69,539 rentable square feet and $933,748 of annualized base rent.

Empire State Building Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for the Empire State Building as of the dates indicated below:

Date	Percentage Leased(1),(2)	Annualized Base Rent per Leased Square Foot(3)	Net Effective Annual Base Rent per Leased Square Foot(4)
March 31, 2012	67.0%	$40.27	$40.10
December 31, 2011	67.6%	$39.75	$39.37
December 31, 2010	66.2%	$35.68	$35.04
December 31, 2009	68.5%	$34.95	$34.10
December 31, 2008	69.0%	$32.41	$31.82
December 31, 2007	70.2%	$27.96	$27.29

(1)	Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.
(2)	As part of the company’s effort to increase the credit quality of its tenants, the company has been aggregating smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. As a result, percent leased has decreased from December 31, 2007 through March 31, 2012.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements and free rent)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.
(4)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

The Empire State Building and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for the Empire State Building is $101.52 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2011 and 2010 were $30,009,908 and $27,664,886, respectively. In the opinion of the company’s management, the Empire State Building is adequately covered by insurance.

One Grand Central Place, New York, New York

60 East 42nd St. Associates L.L.C. made a convertible mortgage on One Grand Central Place in 1954 through a public partnership and subsequently acquired fee title to the property in 1958. The supervisor removed the prior managing and leasing agent and gained day-to-day management of the property in November 2002. The building comprises premier office space and lower-level and ground-floor retail space. It is located on 42nd Street, between Park and Madison Avenues, directly across the street from Grand Central Terminal, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. One Grand Central Place was built in 1930. The 55-story building comprises 1,167,542 rentable square feet of office space and 68,343 rentable square feet of retail space and is constructed of concrete, steel and masonry. Its close proximity to mass transportation includes numerous subway lines and bus routes; Grand Central Terminal; and the Times Square Shuttle. In-building services and amenities include on-site building management office; 24/7 attended lobby; a multi-media conference center; messenger center for the exclusive use of building tenants; a visitor center for convenient and efficient access for building visitors; bank, newsstand and dining facilities; and additional conveniences in the building’s retail arcade. As part of the company’s effort to increase the quality of its tenants, the company has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. The company has implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of March 31, 2012, the building’s five largest third-party tenants based on annualized base rent were JP Morgan Chase Bank, a global financial services firm; Pipeline Financial Group, Inc., an operator of institutional electronic brokerages in the United States and Europe; Bank of America, N.A., a global financial services firm; Charles Schwab & Co., Inc., a retail brokerage service provider; and Sunbelt Beverage Co., a wine and spirits wholesaler; and Stark Business Solutions, a builder of premium office suites.

One Grand Central Place was the recipient of the BOMA 2010 Pinnacle Award for the Operating Building of the Year, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness,” and in 2007, BOMA named One Grand Central Place as the Pinnacle Award winner for the Historical Building of the Year award, honoring a “commitment to the preservation of historical integrity while taking full advantage of the improvements of the modern era.”

Since the supervisor gained day-to-day management of One Grand Central Place in November 2002, 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C. have invested approximately $28.0 million through the restoration and renovation program at the property through March 31, 2012. The company expects to complete the renovation program by 2013. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby restoration and upgrade	x
Renovate and provide cooling to public corridors	x
Renovate public bathrooms	x
New windows	x
Elevator modernization	x
New tenants only conference center	x
Visitors center	x
Roof replacements	x
Restore façade	x
Replace fire alarm system	x
Additional roof replacements		x
Building wide sprinklers to comply with Local Law 26		x
Energy efficient retrofits		x
Upgrade finishes in public corridors		x
Additional bathrooms to be upgraded			x
Cooling tower			x

One Grand Central Place is subject to competition from a large number of other existing office properties and new office properties that may be constructed in the future.

One Grand Central Place Primary Tenants

The following table summarizes information regarding the primary tenants of One Grand Central Place as of March 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Date of Earliest Termination Option		Renewal Options	Total Leased Square Feet	Percent of Property Square Feet(1)	Annualized Base Rent(2)	Percent of Property Annualized Rent	Annualized Base Rent per Leased Square Foot
JP Morgan Chase Bank	Bank	Sept. 2013	—		—	18,683	1.5%	$1,465,315	3.1%	$78.43
Bank of America, N.A.	Bank	Apr. 2017	—		1 x 5 years	14,127	1.2%	$1,325,000	2.8%	$93.79
Charles Schwab & Co., Inc.	Retail broker	May 2021	—		1 x 5 years	10,702	0.9%	$1,287,300	2.9%	$120.29
Sunbelt Beverage Co., LLC	Wine & spirits wholesaler	Aug. 2023	—		—	28,594	2.3%	$1,229,542	2.6%	$43.00
Stark Business Solution	Office suites	Oct. 2021	—		1 x 5 years	26,199	2.1%	$1,116,781	2.4%	$42.63
Schoeman, Updike & Kaufman, LLP	Law firm	Oct. 2012	—		—	24,493	2.0%	$1,071,417	2.3%	$43.74
Haver Analytics, Inc.	Economic & financial database	Apr. 2018	—		—	15,852	1.3%	$1,020,771	2.2%	$64.39
Pine Brook Road Partners, LLC	Private equity firm	Sept. 2021	1/15/2015	(3)	1 x 5 years	17,825	1.4%	$937,376	2.0%	$52.59
Special Funds Conservation	Defends special disability fund & workers’ comp cases	Apr. 2021	—		1 x 5 years	17,614	1.4%	$704,560	1.5%	$40.00
Gibbs & Soell Inc.	Public relations	Nov. 2019	—		1 x 5 years	12,724	1.0%	$699,820	1.5%	$55.00

Total/Weighted Average						186,813	15.1%	$10,857,882	23.3%	$58.12

(1)	Excludes 31,315 rentable square feet attributable to building management use and tenant amenities.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of December 31, 2010, by (ii) 12. Total abatements and free rent with respect to leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $225,610. Total annualized base rent, net of abatements and free rent is $46,450,048.
(3)	Termination option applies only to 5,201 rentable square feet.

One Grand Central Place Lease Expirations

The following table sets forth the lease expirations for leases in place at One Grand Central Place as of March 31, 2012 and for each of the ten full calendar years beginning with the year ending December 31, 2013 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights. As of March 31, 2012, the weighted average remaining lease term for the property was four years and eight months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring(1)	Percent of Property Square Feet	Annualized Base Rent(2)	Percent of Property Annualized Rent(3)	Annualized Base Rent per Leased Square Foot
Available	—	228,791	18.5%	—	—	—
Signed leases not commenced	11	29,408	2.4%	—	—	—
Month-to-month leases	5	3,592	0.3%	$164,029	0.4%	$45.67
2012 (March 1, 2012 to December 31, 2012)(4)	61	152,690	12.4%	$6,345,612	13.6%	$41.56
2013	72	143,788	11.6%	$7,325,951	15.7%	$50.95
2014	55	114,957	9.3%	$5,292,527	11.3%	$46.04
2015	49	138,260	11.2%	$5,880,134	12.6%	$42.53
2016	16	45,233	3.7%	$1,954,557	4.2%	$43.21
2017	20	82,284	6.7%	$4,501,453	9.6%	$54.71
2018	7	28,204	2.3%	$1,612,001	3.5%	$57.16
2019	6	46,004	3.7%	$2,126,689	4.6%	$46.23
2020	9	42,634	3.4%	$2,114,335	4.4%	$49.59
2021	10	107,819	8.7%	$5,905,458	12.7%	$54.77
Thereafter	7	72,221	5.8%	$3,452,912	7.4%	$47.81

Total/Weighted Average	328	1,235,885	100.0%	$46,675,658	100.0%	$47.74

(1)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes 31,315 rentable square feet attributable to building management use and tenant amenities.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements and free rent with respect to leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $225,610. Total annualized base rent, net of abatements and free rent is $46,450,048.
(3)	Represents the percentage of annualized base rent of office and ground-floor retail leases at One Grand Central Place.
(4)	Includes one lease that expired on March 31, 2012 representing an aggregate of 1,446 rentable square feet and $72,300 of annualized base rent.

One Grand Central Place Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for One Grand Central Place as of the dates indicated below:

Date	Percentage Leased(1), (2)	Annualized Base Rent per Leased Square Foot(3)	Net Effective Annual Base Rent per Leased Square Foot(4)
March 31, 2012	79.1%	$47.74	$48.61
December 31, 2011	79.6%	$47.58	$47.36
December 31, 2010	80.4%	$46.34	$46.11
December 31, 2009	76.8%	$45.06	$44.82
December 31, 2008	81.4%	$43.84	$43.13
December 31, 2007	83.3%	$39.70	$39.45

(1)	Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.
(2)	As part of the company’s effort to increase the credit quality of its tenants, the company has been aggregating smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms at higher rents. As a result, percent leased has decreased from December 31, 2007 through March 31, 2012.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.
(4)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

One Grand Central Place and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for One Grand Central Place is $101.52 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2011 and December 31, 2010 were $10,928,078 and $10,594,397, respectively. In the opinion of the company’s management, One Grand Central Place is adequately covered by insurance.

250 West 57th Street, New York, New York

250 West 57th St. Associates L.L.C. acquired fee title to 250 West 57th Street through a public partnership in 1953. The supervisor removed the prior managing and leasing agent and gained day-to-day management of the property in November 2002. The building comprises premier office space and ground-floor and lower-level retail space. It occupies the entire blockfront of 57th Street between Broadway and Eighth Avenue, close to Columbus Circle and the new media headquarters concentration in New York City, including Time Warner, Random House and Hearst Corporation, and is located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 250 West 57th Street was built in 1921. The 26-story building comprises 476,887 rentable square feet of office space and 51,934 rentable square feet of retail space and is constructed of concrete, steel, masonry and terra cotta. Its close proximity to mass transportation includes direct access to numerous subway lines and bus routes. In-building services and amenities include on-site building management office; concierge desk; 24/7 attended lobby; specialty retail stores; a drug store; and a barber shop. As part of the company’s effort to increase the quality of its tenants, the company has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. The company has implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were The TJX Companies, Inc., a discount retailer of apparel and home fashions; Duane Reade, a New York-based pharmacy chain owned by Walgreen Co.; the Gap, Inc., a specialty retailer offering clothing, accessories and personal care products; N.S. Bienstock, Inc., a leading talent agency; and NIP Training Institute, a provider of psychoanalytic treatment and training for clinicians.

Since the supervisor gained day-to-day management of 250 West 57th Street in November 2002, 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C. have invested approximately $32.0 million through the restoration and renovation program at the property through March 31, 2012. The company expects to complete the renovation program by 2013. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Conversion of second floor to retail space	x
Chiller replacement	x
Electrical upgrades	x
Replace fire alarm system	x
Upgrade finishes in public corridors		x
Restore façade		x
Building wide sprinklers to comply with Local Law 26		x
Energy efficiency retrofits		x
Freight elevator modernization		x
New cooling tower			x

501 Seventh Avenue, New York, New York

One of the private entities acquired fee title to 501 Seventh Avenue through a private partnership in 1950. The supervisor removed the prior managing and leasing agent and gained day-to-day management of the property in November 2002. The building comprises premier office space, apparel showroom space and ground-floor retail space. It occupies the northeast corner of 37th Street and Seventh Avenue, between the Times Square and Herald Square transportation hubs, within walking distance of multiple parking garages, world-class shopping, dining and lodging. 501 Seventh Avenue was built in 1923. The 18-story building comprises 432,794 rentable square feet of office space and 37,765 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include on-site building management office; a lobby newsstand; dining facilities; and 24/7 attended lobby. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were Warnaco, Inc., a global apparel leader; Local Initiatives Support Corporation, the largest community development support organization in the country; Carolina Herrera Ltd., an international design firm; Office of Alcohol and Substance Abuse Services, an organization that plans, develops and regulates the state’s system of chemical dependence and gambling treatment agencies; and Chipotle Mexican Grill, Inc., an operator of Mexican fast food restaurants.

501 Seventh Avenue is the recipient of the BOMA 2006 Pinnacle Award for the Renovated Building of the Year, for undergoing “modernization through restoration, renovation, expansion and/or conversion,” and in 2005, BOMA named 501 Seventh Avenue as the Pinnacle Award winner of the Operating Building of the Year award, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness.”

Since the supervisor gained day-to-day management of 501 Seventh Avenue in November 2002, the private entity has invested approximately $47.0 million through its restoration and renovation program at the property through March 31, 2012. The company expects to complete its renovation program by 2013. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
New elevator cabs	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
New cooling tower and distribution	x
New sidewalks	x
New electrical distribution	x
Replace fire alarm system	x
Energy efficiency retrofits		x
Elevator modernization			x
Cooling tower expansion			x

1359 Broadway, New York, New York

One of the private entities acquired fee title to 1359 Broadway through a private partnership in 1953. The supervisor removed the prior managing and leasing agent and gained day-to-day management of the property in May 2003. The building comprises premier office space and ground-floor retail space. It occupies the northwest corner of 36th Street and Broadway, between the nearby Times Square and Herald Square transportation hubs, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1359 Broadway was built in 1924. The 22-story building comprises 439,720 rentable square feet of office space and 27,618 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include 24/7 attended lobby; a bank; lobby newsstand; dining facilities; and a UPS store. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; Actimize, Inc., a leading worldwide provider of financial crime, risk and compliance solutions; IPREO Holdings LLC, a leading global provider of market intelligence, deal execution platforms and investor communication tools; Redeemer Presbyterian Church, an orthodox Protestant church; and The Conference for Jewish Material Claims Against Germany, an aid organization for victims of Nazism.

1359 Broadway is the recipient of BOMA 2007 Pinnacle Award for the Renovated Building of the Year, for undergoing “modernization through restoration, renovation, expansion and/or conversion.” Additionally, in 2007, 1359 Broadway won the Fashion Center Property Improvement Award in the Lobby Renovation category.

Since the supervisor gained day-to-day management of 1359 Broadway in May 2003, the private entity has invested approximately $24.0 million through its restoration and renovation program at the property through March 31, 2012. The company’s renovation program at this property is substantially complete, except for further planned improvements shown in the below chart. The timing of implementation of the company’s improvement program is dependent on various factors including the overall scale of the program, existing tenant lease expiration dates that may interfere with the company’s ability to execute certain work until existing tenants vacate or can be relocated, and the prior need to obtain consents of investors in the property to complete financings to fund improvement programs or fund improvements from cash flow. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Elevator modernization	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
New sidewalk	x
Structural vault restoration	x
Roof replacement	x
Storefront replacement	x
Electric service upgrade and distribution	x
Replace fire alarm system	x
Energy efficiency measures		x
Remaining storefront replacement			x

1333 Broadway, New York, New York

One of the private entities acquired fee title to 1333 Broadway through a private partnership in 1979. The supervisor removed the prior managing and leasing agent and gained day-to-day management of the property in August 2006. The building comprises premier office space and lower-level, ground-floor and second-floor retail space. It occupies the northwest corner of 35th Street and Broadway, between the nearby Times Square and Herald Square transportation hubs, directly across from the Macy’s flagship location, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1333 Broadway was built in 1915. The 12-story building comprises 296,565 rentable square feet of office space and 302,277 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include a 24/7 attended lobby. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; Aetna Life Insurance Company, one of the nation’s leading providers of insurance and employee benefits; OCE-USA Holding, Inc., a global leader in digital document management and delivery technology; Gerber Childrenswear LLC, a leading marketer of infant and toddler apparel; and New York Outdoor, an outdoor billboard advertising company.

1333 Broadway recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

Since the supervisor gained day-to-day management of 1333 Broadway in August 2006, the private entity has invested approximately $24.0 million through its restoration and renovation program at the property through March 31, 2012. The company expects to complete its renovation program by 2013. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Elevator modernization	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
Roof replacement	x
Sidewalk and structural vault replacement	x
Replace fire alarm system	x
Base building work for retail space		x
Energy efficiency retrofits		x
Retail storefront			x

1350 Broadway, New York, New York

One of the private entities acquired a long-term leasehold in the land underlying 1350 Broadway and the improvements in 1965 pursuant to a ground lease with a remaining term, including unilateral extension rights available to the company, of approximately 39 years, expiring on July 31, 2050. The supervisor removed the prior managing and leasing agent and gained day-to-day management of the property in August 2006. The building comprises premier office space and ground-floor retail space. It occupies the entire block amidst Broadway, Sixth Avenue, 35th and 36th Streets, between the nearby Times Square and Herald Square transportation hubs, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1350 Broadway was built in 1929. The 26-story building comprises 372,045 rentable square feet of office space and 30,895 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines; numerous bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include on-site building management office; 24/7 attended lobby; a bank; FedEx/Kinko’s; Duane Reade (a division of Walgreen Co.); Starbucks; and a hair salon. As part of the company’s effort to increase the quality of its tenants, the company has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. The company has implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were Duane Reade, a New York-based pharmacy chain owned by Walgreen Co.; Sovereign Bank, one of the largest banks in the northeastern United States; HSBC, one of the largest banking and financial services organizations in the world; Tarter Krinsky & Drogin LLP, a full-service law firm; and E-Dialog Inc., a provider of e-mail marketing solutions.

1350 Broadway is the recipient of the BOMA 2011 Pinnacle Award winner of the Operating Building of the Year award in the 250,000 – 499,999 Square Feet subcategory, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness.”

Since the supervisor gained day-to-day management of 1350 Broadway in August 2006, the private entity has invested approximately $22.0 million through its restoration and renovation program at the property through March 31, 2012. The company expects to complete its renovation program by 2013. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Freight elevator modernization	x
New passenger elevator cabs	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
Replace roofs	x
New sidewalks and structural vaults	x
Replace fire alarm system	x
New chiller		x
Automated building controls		x
Energy efficiency retrofit		x

First Stamford Place, Stamford, Connecticut

One of the private entities acquired fee title in First Stamford Place in 2001. The office complex is located in Stamford, Connecticut, adjacent to the Stamford Transportation Center which serves the Metro North commuter line with express service to Grand Central Terminal. First Stamford Place was built in 1986. The complex consists of three mirrored glass and precast concrete office buildings, integrated in a campus environment and comprises 783,397 rentable square feet of office space. Its close proximity to mass transportation at the Stamford Transportation Center includes access to Acela Express Amtrak and Metro North train services; Connecticut transit buses with local and inter-county service to Westchester County, New York; taxis; and van pool transportation options. In-building services and amenities include on-site building management offices; concierge; full-time security; structured parking garage; a tenants-only conference center; tenants-only fitness center; dining facility; a privately operated day-care center in a leased space that can accommodate 96 children; an outdoor landscaped seating area; courier and express mail drop boxes; auto spa; barber shop; sundry shop; ATM; a tenants-only shuttle van service to and from the Stamford Transportation Center and downtown shopping areas; and there is a Hilton Hotel within the campus. Tenants also have access to a secured structured parking facility with approximately 1,770 parking spaces upon which the complex sits. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were Legg Mason, an asset management firm; Odyssey America Reinsurance Corporation, an underwriter of reinsurance and specialty insurance; Thomson Reuters, a publishing and information services company; Elizabeth Arden, Inc., a global prestige beauty, cosmetics and fragrance company; and Citibank N.A., a global banking and financial services organization.

First Stamford Place is the recipient of an award from The Building Owners and Managers Association of Southern Connecticut, or BOMA Southern Connecticut, which named First Stamford Place as the 2003 winner of The Outstanding Building of the Year, or TOBY, award in the Suburban Mid-Rise Office Park subcategory, honoring “the best of the best in commercial buildings.”

Metro Center, Stamford, Connecticut

One of the private entities acquired fee title in Metro Center in 1984. The office building is located in Stamford, Connecticut, near the Stamford Transportation Center which serves the Metro North commuter line with express service to Grand Central Terminal. Metro Center was built in 1987. The eight-story office building comprises 275,758 rentable square feet of office space and is constructed of concrete, steel and masonry. Its close proximity to mass transportation at the Stamford Transportation Center includes access to Acela Express, Amtrak and Metro North train services; Connecticut transit buses with local and inter-county service to Westchester County, New York; taxis; and van pool transportation options. In-building services and amenities include on-site building management offices; concierge; full-time security; structured parking garage; tenants-only conference center; tenants-only fitness center; dining facility; on- site auto rental agencies; a sundry shop; ATM; and a tenants-only shuttle van service to and from downtown shopping areas. Tenants also have access to a secured structured parking facility within the building. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were Thomson Reuters, a provider of intellectual property and regulatory information; Jefferies Group, a global securities and investment banking group; Torm USA LLC, a sea transport shipping company; Columbus Circle Investors, an institutional equity investment manager; and Media Networks Inc., a division of Time-Warner that provides local advertisers access to national magazines.

Metro Center is the recipient of the 2007 BOMA Mid-Atlantic Conference TOBY award, honoring “the best of the best in commercial buildings.” Additionally, in 2006 and 1998, Metro Center won TOBY awards from BOMA Southern Connecticut. Metro Center recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

10 Bank Street, White Plains, New York

One of the private entities acquired fee title interest in 10 Bank Street in 1999. The office building is located in downtown White Plains, New York, immediately adjacent to the White Plains Transportation Center, which serves the Metro North commuter line with express service to Grand Central Terminal. 10 Bank Street was built in 1989. The 12-story building comprises 228,951 rentable square feet of office space and is constructed of concrete with a glass façade. Its close proximity to mass transportation includes the Metro North Commuter Line; the Bee-Line Bus System, providing service to the Port Chester, Metro North Railroad, New Haven Line; taxis; and access to major highways. In-building services and amenities include on-site building management; concierge; on-site dining; full-time security; and an ATM. Tenants also have access to a six-level secured structured parking facility that is connected to the building. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were Addison Wesley Longman, Inc., an educational publishing services company; Fifth Street Capital, Inc., a buyout financing firm; Evolution Markets LLC, a global advisory and brokerage firm; Eckert Seamans Cherin & Mellott, LLC, a law firm; and Rockwood Capital, LLC, a private real estate investment firm.

10 Bank Street is the recipient of the 2011 Building Owners and Managers Association of Westchester County, or BOMA Westchester County, TOBY award for Best Green Initiatives and the 2000 and 2005 TOBY award for Office Building of the Year, honoring “the best of the best in commercial buildings.” Additionally, in 1999, 10 Bank Street won the Owner/Investor Acquisition of the Year award from the Connecticut & Suburban New York chapter of the Commercial Real Estate Development Association, or NAIOP, awarded to the developer “that best exemplifies leadership and innovation in the commercial real estate market.” 10 Bank Street recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

383 Main Avenue, Norwalk, Connecticut

One of the private entities acquired fee title in 383 Main Avenue in 1994. The office building is located in Norwalk, Connecticut, at the intersection of the Super 7 Expressway and the Merritt Parkway, with immediate access to the Super 7 Expressway, Exits 40A and 40B of the Merritt Parkway and the Metro North Commuter Railroad. 383 Main Avenue was built in 1985. The eight-story building comprises 260,470 rentable square feet of office space and is constructed of glass, steel and brick. Its close proximity to mass transportation includes the South Norwalk Railroad Station and Merritt 7 Station, which provide access to Metro North train services. In-building services and amenities include on-site building management; full-time security and concierge;

24-hour attended access; tenants-only fitness center; tenants-only conference center; dining facilities; an ATM; and a tenants-only shuttle van service to the South Norwalk Transportation Center and Merritt 7 Station. Tenants also have access to free on-site parking, structured parking on which the building sits. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were Reed Elsevier, Inc., a provider of professional information solutions; CIT Inc., a lending, leasing and advisory services provider; Nestle Holdings, Inc. a nutrition, health and wellness company; SAP America, Inc., a provider of business management software; and The Fairfield County Community Foundation, a foundation that supports Fairfield County, Connecticut.

383 Main Avenue is the recipient of an award from BOMA Southern Connecticut, which named 383 Main Avenue as the 1999 winner of the TOBY award, honoring “the best of the best in commercial buildings.” 383 Main Avenue recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

500 Mamaroneck Avenue, Harrison, New York

One of the private entities acquired fee title in 500 Mamaroneck Avenue in 1999. The office building is located 1 1/4 miles north of I-95 at Exit 18B West and 1 3/4 miles to the Mamaroneck train station. 500 Mamaroneck Avenue was built in 1987. The five-story building comprises 289,805 rentable square feet of office space and is constructed of a mirrored glass curtain wall on 35 landscaped acres in Harrison, New York. Its close proximity to mass transportation includes the Mamaroneck and White Plains train stations, which provide access to Metro North train services. In-building services and amenities include on-site management; concierge; full-time security; tenants-only executive conference center; tenants-only fitness center; a dining facility; an ATM; and a tenants-only shuttle service to the Mamaroneck train station. Tenants also have access to free on-site parking. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were Mariner Investment Group, Inc., an alternative investment management firm; O’Connor Davies Munns & Dobbins, an accounting and consulting firm; GFK NOP LLC, a market research company; Universal Remote Control, a manufacturer of wireless remote control devices; and Stark Business Solutions, a manufacturer of shared office suites.

500 Mamaroneck Avenue is the recipient of the 2002 BOMA Westchester County TOBY award, honoring “the best of the best in commercial buildings.” Additionally, in 1999, 500 Mamaroneck Avenue won the Owner/Investor Acquisition of the Year Award from the Connecticut & Suburban New York chapter of the Commercial Real Estate Development Association, or NAIOP, awarded to the developer “that best exemplifies leadership and innovation in the commercial real estate market.” 500 Mamaroneck Avenue recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

1010 Third Avenue, New York, New York

The supervisor acquired a condominium interest in 1010 Third Avenue in 1998. The retail property is located at the northwest corner of 60th Street and Third Avenue, directly adjacent to Bloomingdale’s flagship store, located in the heart of one of Manhattan’s Upper East Side’s most vibrant office, retail and residential neighborhoods. 1010 Third Avenue was built in 1962. The three-story condominium unit, located at the base of a 20-story mixed use residential condominium building, comprises 44,662 rentable square feet of retail condominium space and a 34-space condominium parking garage unit, and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of March 31, 2012, the property’s tenants were Ethan Allen, a manufacturer and retailer of home furnishings; and Quik Park, a leading operator of parking facilities throughout the New York metro area.

Significant work was completed at 1010 Third Avenue following its acquisition as part of a long term strategy to convert the entire property to retail space, included conversion of the second and third-floor office space into retail space, obtaining city approvals for a required loading zone that involved the relocation of a city bus stop and prior no-standing zone, and engineering to install a tenant escalator to provide street-level access to the second floor. All required zoning approvals were obtained as part of a subsequent effort to convert all of the remaining office space into retail space and to consolidate the entire first, second and third floors for occupancy by large retailers.

77 West 55th Street, New York, New York

One of the private entities acquired a condominium interest in 77 West 55th Street in 1998. The retail property is located at the northeast corner of Sixth Avenue and 55th Street, a well established 24-hour destination that attracts day-time workers, convenience and destination shoppers, tourists and residents. 77 West 55th Street was built in 1962. The ground-floor condominium unit, situated at the base of a 20-story residential condominium building, comprises 24,102 rentable square feet of retail condominium space and a 61-space condominium parking garage unit, and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of March 31, 2012, the property’s tenants were Tapps Supermarkets Inc., a gourmet foods supermarket; Bank of America, a financial services leader; and Quik Park, a leading operator of parking facilities throughout the New York metro area.

10 Union Square, New York, New York

One of the private entities acquired a condominium interest in 10 Union Square in 1996. The retail property is situated on the entire block-front between 14th and 15th Streets on the east side of Union Square. 10 Union Square was built in 1987. The ground-floor and lower-level condominium unit, located at the base of a 29-story mixed-use development known as the Zeckendorf Towers, comprises 58,005 rentable square feet of retail space. Its close proximity to mass transportation includes numerous subway lines, the PATH trains and bus routes, and it is located atop one of the busiest subway stations in New York City. As of March 31, 2012, the property’s five largest tenants based on annualized base rent were A&P, a metro New York area supermarket, which filed for bankruptcy on December 10, 2010 but has affirmed its lease and is current on rental payments; Panera Bread, a bread bakery-café; Best Buy Mobile, an electronics retailer; Starbucks, a coffee company; and Chipotle Mexican Grill, Inc., an operator of Mexican fast food restaurants.

1542 Third Avenue, New York, New York

One of the private entities acquired a condominium interest in 1542 Third Avenue in 1999. The retail property is located on the west side of Third Avenue between East 86th and 87th Streets and the north side of 86th Street between Lexington and Third Avenues in Manhattan’s Upper East Side. 1542 Third Avenue was built in 1991. The ground-floor retail condominium unit, located at the base of a 25-story luxury residential condominium building, comprises 56,250 rentable square feet of retail space and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of March 31, 2012, the property’s tenants were Sprint, a provider of wireless and wireline communications services; Loews Orpheum Cinemas, a movie exhibition company; and Payless Shoesource, a specialty family footwear retailer.

69-97 Main Street, Westport, Connecticut

One of the private entities acquired fee title to 69-97 Main Street in 2003. The adjacent retail units are located on Main Street in Westport, Connecticut, one of Fairfield County’s most affluent shopping districts with one of the country’s highest concentrations of major national, regional and local retail tenants. 69-97 Main Street was built in 1922. The single-story structure comprises 17,103 rentable square feet of high-end retail space and is constructed of brick and masonry. Its dual entrances provide direct public access to the stores from Main Street and Parker Harding Plaza, a public parking lot directly behind the property, and it is located in close proximity to major highways. As of March 31, 2012, the property’s tenants were Lululemon, a manufacturer of technical athletic apparel; Nike, an athletic footwear and apparel company that recently signed a ten-year lease for approximately 5,400 square feet; Theory, a high-fashion clothier that also recently signed a ten-year lease for approximately 2,600 square feet; and Ann Taylor, a leading specialty retailer for women’s clothing.

103-107 Main Street, Westport, Connecticut

One of the private entities acquired fee title in 103-107 Main Street in 2006. The adjacent retail units are located on Main Street in Westport, Connecticut, one of Fairfield County’s most affluent shopping districts with one of the country’s highest concentrations of major national, regional and local retail tenants. 103-107 Main Street was built in 1900. The single-story structure comprises 4,330 rentable square feet of high-end retail space and restaurant space and is constructed of brick and masonry. Its dual entrances provide direct public access to the stores from Main Street and Parker Harding Plaza, a public parking lot directly behind the property, and it is located in close proximity to major highways. As of March 31, 2012, the property’s tenants were Kate Spade, a global accessories and clothing brand; Westport Pizzeria & Restaurant, a restaurant; and Francois du Pont Jewelers, a jewelry retailer.

The company is contemplating performing work at 103-107 Main Street, which would include the potential consolidation of three inefficiently demised retail spaces into one or two retail spaces.

Metro Tower, Stamford, Connecticut

One of the private entities acquired fee title to the land on which Metro Tower will be located in 2001. The project will be built on an in-fill, 1.9 acre site bounded by Station Place and Henry Street. The site is currently improved with a temporary surface parking area, rental car agency parking areas and a related car wash facility, which are to be relocated. The site is directly adjacent to Metro Center and the Stamford Transportation Center. All required zoning approvals have been obtained to allow development of an approximately 340,000 rentable square foot office tower and garage.

Metro Tower will be a 17-story, multi-tenanted commercial office building that is expected to comprise approximately 340,000 rentable square feet on 13 floors of office space. Tenants will have access to a fully enclosed parking garage at the base of the building. Its immediate adjacency to mass transportation at the Stamford Transportation Center provides access to Metro North; Acela Express and other Amtrak train services, Connecticut transit buses with local and inter-county service to Westchester County, New York; and taxis. In-building services and amenities will likely include on-site building management; concierge; 24/7 security; multi-media conference center; fitness center; dining facility; sundry shop; and access to landscaped rooftop gardens and its garage.

Metro Tower is part of a transit-oriented, mixed use development project, Metro Green, which when fully built will include three residential buildings and a separate residential garage. Only the development office building and its garage, known as “Metro Tower,” will be acquired by the company in the consolidation. The site and related plans and permit pertaining to residential developments will not be acquired by the company.

As of March 31, 2012, the company had incurred costs of approximately $7.1 million relating to the Metro Tower development.

Depreciation

The following table sets forth for each property that comprised ten percent or more of the company’s total consolidated assets as of March 31, 2012, or that had gross revenues that amounted to ten percent or more of the company’s consolidated gross revenues for the 12 months ended December 31, 2011, and component thereof, upon which depreciation is taken, the (i) tax basis (determined for U.S. federal income tax purposes) upon completion of the consolidation and the IPO, (ii) depreciation rate, (iii) method and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

	Federal Tax Basis
Property	December 31, 2011	Rate	Method(1)	Life Claimed(2)
The Empire State Building	$202,004,012	Various	DDB/Straight-line	15-39 years
One Grand Central Place	$79,451,911	Various	DDB/Straight-line	15-39 years

(1)	Unless otherwise noted, depreciation method and life claimed for each property and component thereof is determined by reference to IRS-mandated method for depreciating assets placed into service after 1986, known as the Modified Accelerated Cost Recovery System.
(2)	Buildings, building improvements and tenant improvements are depreciated over 39 years using the straight line method. Tenant improvements incurred in 2010 and 2011 are depreciated over 15 years using the straight line method after allowing for any applicable bonus depreciation.

Property Revenue and Operating Expenses

Certain of the company’s properties provide the company with diversified sources of income. In addition, base rent does not include tenant reimbursements for real estate taxes, insurance, common area maintenance, utilities or operating expense escalations. In addition certain of the company’s properties are entitled to business improvement district tax reimbursements that are not included in base rent. In order to provide a better understanding of how these reimbursements impact the comparability of the leases in place at the properties in the company’s portfolio, the table below includes information as of March 31, 2012 regarding base rent, reimbursement income, other property income and property operating expenses associated with each of the properties in the company’s portfolio. Property operating expenses include property management fees paid to third parties as well as property management and supervisory fees paid to the supervisor.

Property	Base Rent(1)	Expense Reimbursements(2)	Other Income(3)		Total Income	Operating Expenses(4)	Net Operating Income
	(in thousands)
The Empire State Building	$72,924	$25,121	$93,592	(5)	$191,637	$109,517	$82,120
One Grand Central Place	47,389	10,157	1,375	(6)	58,921	33,522	25,399
First Stamford Place	27,220	5,407	560	(7)	33,187	15,511	17,676
250 West 57th Street	20,716	4,705	164		25,585	14,198	11,387
1359 Broadway	16,688	2,991	195	(8)	19,874	7,817	12,057
1350 Broadway	16,167	2,257	632		19,056	9,080	9,976
1333 Broadway	12,438	930	758		14,126	6,227	7,899
501 Seventh Avenue	15,326	2,830	233		18,389	8,782	9,607
Metro Center	12,856	3,928	1,227	(9)	18,011	6,908	11,103
500 Mamaroneck Avenue	7,032	1,669	127	(10)	8,828	4,800	4,028
10 Bank Street	6,363	1,270	482	(11)	8,115	4,847	3,268
383 Main Avenue	5,810	1,871	257	(12)	7,938	4,418	3,520
10 Union Square	4,004	787	128	(13)	4,919	1,777	3,142
1010 Third Avenue and 77 West 55th Street(14)	4,908	460	—		5,368	1,828	3,540
1542 Third Avenue	2,824	404	—		3,228	991	2,237
69-97 Main Street	1,043	72	2		1,117	338	779
103-107 Main Street	426	61	—		487	109	378

Total	$274,134	$64,920	$99,732		$438,786	$230,670	$208,116

(1)	Represents base rent for the 12 months ended March 31, 2012 (before free rent and abatements) and excludes impact of straight line rent and FAS 141 adjustments. Total abatements for the company’s portfolio were approximately $15,669 for the 12 months ended March 31, 2012.
(2)	Represents tenant expense reimbursements relating to the 12 months ended March 31, 2012.
(3)	Represents additional property-related income for the 12 months ended March 31, 2012, which includes (i) observatory income, (ii) other property income (such as lease termination fees and parking revenue).
(4)	Represents property operating expenses for the 12 months ended March 31, 2012. Property operating expenses includes all rental expenses, but exclude ground rent, leasehold rent, overage rents, interest expense, capital expense, debt service and non-cash items such as depreciation and amortization.
(5)	Includes approximately $61,775 from observatory operations, $16,782 in antennae license fee revenue and $9,125 from a real estate tax refund.
(6)	Includes approximately $850 in lease termination fees.
(7)	Includes approximately $53 in parking revenue and $115 in lease termination fees.
(8)	Includes approximately $46 in lease termination fees.
(9)	Includes approximately $775 in parking revenue and $246 in lease termination fees.
(10)	Includes approximately $30 in lease termination fees.

(11)	Includes approximately $488 in parking revenue.
(12)	Includes approximately $4 in parking revenue and $220 in lease termination fees.
(13)	Includes approximately $125 in lease termination fees.
(14)	1010 Third Avenue and 77 West 55th Street are treated as one property for accounting purposes and presented on an aggregate basis.

Description of Option Properties

The company’s option properties consist of 112-122 West 34th Street, an office property in midtown Manhattan that was 90.0% leased as of March 31, 2012 (or                % giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 741,487 rentable square feet (inclusive of the retail space on the ground, first and lower floors), and 1400 Broadway, an office property in midtown Manhattan that was 77.6% leased as of March 31, 2012 (or 79.6% giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 875,038 rentable square feet (inclusive of the retail space on the ground floor). The company’s management team believes that, if acquired, 112-122 West 34th Street and 1400 Broadway would be consistent with the company’s portfolio composition and strategic direction. 112-122 West 34th Street and 1400 Broadway will not be contributed to the company in the consolidation due to the ongoing litigation related to these properties, but the company has entered into agreements granting the company the option to acquire the interests in the option properties following the resolution of the ongoing litigation. The purchase price for each of the option properties will be based on an appraisal by independent third parties, unless the company and the owners of the properties, with the consent of the Helmsley estate, agree to a negotiated price, and unless the litigation related to these properties is resolved prior to the closing of the consolidation, in which case investors in the entities owning the option properties will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. The company has agreed that Anthony E. Malkin, the company’s Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on the company’s behalf. One or more of the company’s independent directors will lead the appraisal or negotiation on the company’s behalf and a majority of the company’s independent directors must approve the price and terms of the acquisition of interests in each of the company’s option properties. The purchase price is payable in a combination of cash, shares of the company’s common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. The company’s option expires on the later of (i) 12 months after the company receives notice of a settlement or a final, non-appealable judgment in relation to certain ongoing litigation with respect to the properties or (ii) six months after the completion of the independent valuation described above, but in no event later than seven years from the completion of the IPO.

The interests held by private entities supervised by the supervisor in the company’s option properties, 112-122 West 34th Street and 1400 Broadway, are fee (in the case of a portion of the 112-122 West 34th Street property), long-term leaseholds (in the case of both of the option properties) and sub-leasehold or sub-subleasehold (in the case of 112-122 West 34th Street only) in the land and the improvements. Each of the Malkin Holdings group and the Helmsley estate owns interests in such private entities. Based on the exchange values the option properties would have had, calculated in accordance with the methodology used to derive the exchange values for the subject LLCs and the private entities, the Malkin Holdings group would receive consideration having an aggregate value of $69,512,125 in respect of its participation interests and overrides in the entities which own the option properties, and the Helmsley estate would receive consideration having an aggregate value of $143,808,984 in respect of its participation interests in such entities. Pursuant to management agreements with the owner of the long-term leasehold interest (in the case of 1400 Broadway) and the owner of the long-term sub-leasehold interest or sub-subleasehold interest, as applicable, in the case of 112-122 West 34th Street, the company will be designated as the asset and property manager for the option properties and the company will receive a management fee for services rendered under the agreements.

112-122 West 34th Street, one of the option properties, is in transition from a garment tenant profile. Its major tenants include the corporate headquarters of Aeropostale Inc. and Venator Group, Inc., Regus Plc, Kahn Lucas Lancaster, Inc., Carr Business Systems (a division of Xerox), a variety of services firms and retail tenancy includes Foot Locker, Billabong, and FedEx/Kinko’s. 1400 Broadway, the other option property, is in transition from a garment tenant profile. Its major tenants include Kohl’s Corporation, Men’s Wearhouse, VeriFone Systems, Burlington Coat Factory, LLC, Hatch Mott Macdonald, and a variety of services firms.

Presented below is an overview of the properties for which the company entered into option agreements:

Property	Location	Type of Property	Rentable Square Feet(1)	Percentage Ownership Subject to Option Agreement
112-122 West 34th Street	Manhattan	Office/Retail	741,487	100%
1400 Broadway	Manhattan	Office/Retail	875,038	100%

Total:			1,616,525

(1)	Based on the Real Estate Board of New York measurement standards.

Excluded Properties and Businesses

The company’s portfolio represents all of the Manhattan and greater New York metropolitan area office and retail assets owned by the entities organized and supervised by the company. The Malkin Family including Anthony E. Malkin, the company’s Chairman, Chief Executive Officer and President, owns non-controlling interests in, and Anthony E. Malkin and Peter L. Malkin control the general partners or managers of the entities that own interests in six multi-family properties, five net leased retail properties, one former post office property which is subject to rezoning before it will be converted into a single tenant retail property, and a development parcel that is zoned for residential use. The Malkin Family also owns non-controlling interests in one Manhattan office property, two Manhattan retail properties and several retail properties outside of Manhattan, none of which will be contributed to the company as part of the consolidation. The company refers to the non-controlling interests described above collectively as the excluded properties. In addition, the Malkin Family owns interests in six mezzanine and senior equity funds, two industrial funds, the operations of five residential management offices and a registered broker dealer, none of which will be contributed to the company in the consolidation, and which are collectively referred to as the excluded businesses. The Malkin Family owns certain non-real estate family investments that will not be contributed to the company in the consolidation. The company does not believe that the excluded properties or the excluded businesses are consistent with the company’s portfolio geographic or property type composition, management or strategic direction. Pursuant to management agreements with the owners of interests in those excluded properties and excluded businesses which historically were managed by affiliates of the supervisor, the company will be designated as the manager. As the manager, the company will be paid a management fee with respect to those excluded properties and businesses where the supervisor had previously received a management fee on the same terms as the fee paid to the supervisor, and reimbursed for the company’s costs in providing the management services to those excluded properties and businesses where the supervisor had not previously received a management fee. The company’s management of the excluded properties and excluded businesses will represent a minimal portion of its overall business. There is no established time period in which the company will manage such properties and businesses and Peter L. Malkin and Anthony E. Malkin expect to sell certain of these properties or unwind certain of these businesses over time.

Leasing

The company is focused on maintaining a brand that tenants associate with a consistently high level of quality of services, installations, maintenance and amenities with long term financial stability. Through the company’s commitment to brokers, the company has developed long-term relationships that focus on negotiating attractive deals with high credit-quality tenants. The company proactively manages and cultivates the company’s industry relationships and makes the most senior members of its management team available to the company’s constituencies. The company believes that its consistent, open dialogue with its tenants and brokers enables the company to maximize its redevelopment and repositioning opportunities. The company’s focus on performance and perspective allows the company to concentrate on the ongoing management of its portfolio, while seeking opportunities for growth in the future.

Property Management

The company protects its investments by regularly monitoring the company’s properties, performing routine preventive maintenance, and implementing capital improvement programs in connection with property redevelopment and life cycle replacement of equipment and systems. The company proactively manages its properties and rent rolls to (i) aggregate smaller demised spaces to create large blocks of vacant space, to attract high credit-quality tenants at higher rental rates with lower landlord contributions towards tenant installation costs, and (ii) create efficient, modern, pre-built offices that can be rented through several lease cycles and attract better credit-quality tenants. The company also aggressively manages common area expenses to make the company’s properties as competitive as possible for new and existing tenants. In addition, the company has made energy efficiency retrofitting and sustainability a portfolio-wide initiative driven by economic return. The company passes on the cost savings achieved by such improvements to its tenants through lower utility costs and reduced operating expense escalations. The company believes these improvements make the company’s properties more desirable to a broader tenant base than the properties of its competitors.

Construction Management

The company’s construction management business is recognized as a leading general contracting and construction management business in the greater New York metropolitan area with in-depth experience in projects of varying type, complexity, budget and schedule. The company follows a disciplined approach to every aspect of project management, from pre-construction planning, estimating and procurement, to project management and field supervision. The company works with its client and their team of architects, engineers, and owner’s representatives to develop the right solutions for every project that it manages. The company has built or renovated millions of square feet of commercial, medical, institutional, multi-family and retail space throughout thousands of completed projects. The company is experienced in both ground-up construction and executing building renovation programs. The company is also skilled in procuring sustainable building products and implementation of environmentally sensitive construction technologies. The company’s years of experience, combined with a helpful approach, provide solutions that keep the company’s clients’ projects on schedule and on budget.

Regulation

General

The properties in the company’s portfolio are subject to various laws, ordinances and regulations, including regulations relating to common areas. The company believes each of the existing properties has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

The company’s properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of the company’s properties where such removal is readily achievable. The company believes the existing properties are in substantial compliance with the ADA and that the company will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and the company will continue to assess its properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner or operator of real property, the company may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of the company’s properties have been or may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. The company also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when the company arranges for disposal or treatment of hazardous substances at such facilities, without regard to whether the company complies with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on the company’s properties may adversely affect its ability to attract and/or retain tenants, and its ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on the company’s properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property.

Some of the company’s properties are adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact the company’s properties. In addition, some of the company’s properties have previously been used by former owners or tenants for commercial or industrial activities, e.g., gas stations and dry cleaners, and a portion of the Metro Tower site is currently used for automobile parking and fuelling, that may release petroleum products or other hazardous or toxic substances at such properties or to surrounding properties. While certain properties contain or contained uses that could have or have impacted the company’s properties, the company is not aware of any liabilities related to environmental contamination that it believes will have a material adverse effect on the company operations.

Soil contamination has been identified at 69-97 Main Street in Westport, Connecticut. The affected soils are more than four feet below the ground surface. An Environmental Land Use Restriction has been imposed on this site to ensure the soil is not exposed, excavated or disturbed such that it could create a risk of migration of pollutants or a potential hazard to human health or the environment. While the contamination is currently contained, the potential resale value of this property and the company’s ability to finance or refinance this property in the future may be adversely affected as a result of such contamination. In addition, pursuant to the Environmental Land Use Restriction, plans for the redevelopment of the property would be subject to the review of the Town of Westport, Connecticut among other conditions.

The property situated at 500 Mamaroneck Avenue in Harrison, New York was the subject of a voluntary remedial action work cleanup plan performed by the former owner following its conveyance of title to the present owners under an agreement with the New York State Department of Environmental Conservation, or NYDEC. As a condition to the issuance of a “no further action” letter, NYDEC required that certain restrictive and affirmative covenants be recorded against the subject property. In substantial part, these include prohibition against construction that would disturb the soil cap isolating certain contaminated subsurface soil, limiting the use of such property to commercial uses, implementing engineering controls to assure that improvements be kept in good condition, not using ground water at the site for potable purposes without treatment, implementing safety procedures for workers to follow excavating at the site to protect their health and safety and filing an annual certification that the controls implemented in accordance with the voluntary remedial action work cleanup plan remain in place. Furthermore, a substantial portion of the site that had been substantially unimproved prior to acquisition may not be further developed.

In addition, the company’s properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject the company or its tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to the company. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect the company’s operations, or those of the company’s tenants, which could in turn have a material adverse effect on the company. The company sometimes requires its tenants to comply with environmental and health and safety laws and regulations and to indemnify the company for any related liabilities in the company’s leases with them. But in the event of the bankruptcy or inability of any of the company’s tenants to satisfy such obligations, the company may be required to satisfy such obligations. The company is not presently aware of any instances of material non-compliance with environmental or health and safety laws or regulations at the company’s properties, and believes that it and/or its tenants have all material permits and approvals necessary under current laws and regulations to operate the company’s properties.

As the owner or operator of real property, the company may also incur liability based on various building conditions. For example, buildings and other structures on properties that the company currently owns or operates or those the company acquires or operates in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, the company may be subject to liability for personal injury or property damage sustained as a result of releases of ACM into the environment. The company is not presently aware of any material liabilities related to building conditions, including any instances of material non-compliance with asbestos requirements or any material liabilities related to asbestos.

In addition, the company’s properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of the company’s properties could require the company to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose the company to liability from the company’s tenants, employees of the company’s tenants or others if property damage or personal injury occurs. The company is not presently aware of any material adverse indoor air quality issues at its properties.

Insurance

The company carries comprehensive liability, fire, extended coverage, earthquake, terrorism and rental loss insurance covering all of its Manhattan properties and its greater New York metropolitan area properties under a blanket policy. The company carries additional all-risk property and business insurance, which includes terrorism insurance, on the Empire State Building through ESB Captive Insurance Company L.L.C., or ESB Captive Insurance, the company’s wholly owned captive insurance company. ESB Captive Insurance covers terrorism insurance for $700 million in losses in excess of $800 million per occurrence suffered by the Empire State Building, providing the company with aggregate terrorism coverage of $1.5 billion. ESB Captive Insurance fully reinsures the 15% coinsurance under the Terrorism Risk Insurance Program Reauthorization Act of 2007 (TRIPRA) and the difference between the TRIPRA captive deductible and policy deductible of $25,000 for non-Nuclear, Biological, Chemical and Radiological exposures. As a result, the company remains only liable for the

15% coinsurance under TRIPRA for Nuclear, Biological, Chemical and Radiological (NBCR) exposures, as well as a deductible equal to 20% of the prior year’s premium, which premium was approximately $429,000 in 2011. As long as the company owns ESB Captive Insurance, the company is responsible for ESB Captive Insurance’s liquidity and capital resources, and ESB Captive Insurance’s accounts are part of the company’s consolidated financial statements. If the company experiences a loss and its captive insurance company is required to pay under its insurance policy, the company would ultimately record the loss to the extent of its required payment.

The policies described above cover certified terrorism losses as defined under the Terrorism Risk Insurance Act of 2002 (TRIA) and subsequent extensions. On December 26, 2007, the President of the United States signed into law TRIPRA, which extends TRIA through December 31, 2014. TRIA provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism. As a result, the certified terrorism coverage provided by ESB Captive Insurance is eligible for 85% coinsurance provided by the United States Treasury in excess of a statutorily calculated deductible. ESB Captive Insurance reinsures 100% of their 15% coinsurance for non-NBCR exposures. The 15% coinsurance on NBCR exposures is retained by ESB Captive Insurance.

Reinsurance contracts do not relieve ESB Captive Insurance from its primary obligations to its policyholders. Additionally, failure of the various reinsurers to honor their obligations could result in significant losses to ESB Captive Insurance. The reinsurance has been ceded to reinsurers approved by the State of Vermont. ESB Captive Insurance continually evaluates the reinsurers’ financial condition by considering published financial stability ratings of the reinsurers and other factors. There can be no assurance that reinsurance will continue to be available to ESB Captive Insurance to the same extent and at the same cost. ESB Captive Insurance may choose in the future to reevaluate the use of reinsurance to increase or decrease the amounts of risk it cedes.

In addition to insurance held through the company’s captive insurance company described above, the company carries terrorism insurance on all of the company’s properties in an amount and with deductibles which it believes are commercially reasonable. See “Risk Factors—Real Estate/Business Risks—Potential losses such as those from adverse weather conditions, natural disasters, terrorist events and title claims, may not be fully covered by the company’s insurance policies, and such losses could materially and adversely affect the company.”

Competition

The leasing of real estate is highly competitive in Manhattan and the greater New York metropolitan market in which the company operates. The company competes with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop properties similar to the company’s in the same markets in which the company’s properties are located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. In addition, the company faces competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than the company does or that are willing to acquire properties in transactions which are more highly leveraged or are less attractive from a financial viewpoint than the company is willing to pursue. In addition, competition from observatory and/or broadcasting operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center and the existing broadcasting facility at Four Times Square, could have a negative impact on revenues from the company’s observatory operations and/or broadcasting revenues. Adverse impacts on domestic travel and changes in foreign currency exchange rates may also decrease demand in the future, which could have a material adverse effect on the company’s results of operations, financial condition and ability to make distributions to the company’s stockholders. Additionally, completion of the new Vornado Tower currently under construction at 15 Penn Plaza may provide a significant source of competition for office and retail tenants, due to its close proximity to the Empire State Building. If the company’s competitors offer space at rental rates below current market rates, below the rental rates the company currently charges the company’s tenants, in better locations within the company’s markets or in higher quality facilities, the company may lose potential tenants and may be pressured to reduce its rental rates below those it currently charges in order to retain tenants when the company’s tenants’ leases expire.

Employees

As of March 31, 2012, the company had approximately 600 employees, 100 of whom were managers and professionals. There are currently collective bargaining agreements which cover the workforce that services all of the company’s office properties.

Offices

The company’s principal executive offices are located at One Grand Central Place, 60 East 42nd Street, New York, New York 10165. In addition, the company has six additional regional leasing and property management offices in Manhattan and the greater New York metropolitan area. The company’s current facilities are adequate for its present and future operations, although the company may add regional offices or relocate its headquarters, depending upon the company’s future operations.

Legal Proceedings

From time to time, the company is party to various lawsuits, claims for negligence and other legal proceedings that arise in the ordinary course of the company’s business. Except as described below, the company is not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material effect on the company’s business, financial condition or results of operations if determined adversely to the company.

As of the date of this prospectus/consent solicitation, five putative class actions have been brought by participants in Empire State Building Associates L.L.C. and several other entities supervised by the supervisor that own fee or leasehold interests in various properties located in New York City (which were filed on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012) (referred to herein as the Class Actions). As currently pending in New York State Supreme Court, New York County, each Class Action challenges the proposed consolidation and the IPO. The plaintiffs assert claims against Malkin Holdings LLC, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, the Helmsley estate, the operating partnership and the company for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the participants, the consolidation provides excessive benefits to the Malkin Holdings group and this prospectus/consent solicitation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. The motion was granted on June 26, 2012, and the plaintiffs have 120 days from that date to file as consolidated amended complaint. The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed as of the date of this prospectus/consent solicitation. The outcome of this litigation is uncertain, however, and as a result, the company may incur costs associated with defending or settling such litigation or paying any judgment if it loses. In addition, the company may be required to pay damage awards or settlements. At this time, the company cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effects, if any, on the company’s financial statements. The company and the Malkin Holdings group believe the Class Actions are baseless and intend to defend them vigorously.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of the company’s investment, financing and other policies. These policies have been determined by the company’s board of directors and, in general, may be amended and revised from time to time at the discretion of the company’s board of directors without notice to or a vote of the stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

The company will conduct all of its investment activities through the operating partnership and its affiliates. The company’s investment objectives are to increase cash flow available for distribution to its stockholders and holders of operating partnership units, increase the value of the company’s properties and maximize long-term stockholder value through stable dividends and share appreciation. The company has not established a specific policy regarding the relative priority of these investment objectives. For a discussion of the properties and the company’s acquisition and other strategic objectives, see “The Company Business and Properties.”

The company expects to pursue its investment objectives primarily through the ownership and operation, directly or indirectly, by the operating partnership of the properties that the company will own following the consolidation. The company intends to focus primarily on Manhattan and greater New York metropolitan area office properties and, in addition, office and multi-tenanted retail properties in Manhattan and the greater New York metropolitan area. Future investment or redevelopment activities will not be limited to any geographic area, product type or to a specified percentage of the company’s assets. While the company may diversify in terms of property locations, size and market or submarket, the company does not have any limit on the amount or percentage of its assets that may be invested in any one property or any one geographic area. The company intends to engage in such future investment or development activities in a manner that is consistent with the maintenance of the company’s qualification as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2012. The company does not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, the company may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties it presently owns or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

The company may also participate with third parties in property ownership, through joint ventures or other types of co-ownership, if it determines that doing so would be the most effective means of raising capital. The company will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet its investment policies. The company also may acquire real estate or interests in real estate in exchange for the issuance of common stock, operating partnership units, preferred stock or options to purchase stock.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on the company’s debt will have a priority over any dividends with respect to the company’s common stock. Investments are also subject to the company’s policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

The company’s current portfolio consists entirely of, and the company’s business objectives emphasize, equity investments in commercial real estate. Although the company does not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment, the company may elect, in its discretion, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages; provided, in each case, that such investment is consistent with the company’s qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable the company to recoup its full investment.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the company’s qualification as a REIT, the company may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. The company does not currently have any policy limiting the types of entities in which it may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. The company intends to invest primarily in entities that own commercial real estate. The company has no current plans to invest in entities that are not engaged in real estate activities. The company’s investment objectives are to maximize the cash flow of the company’s investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to the company’s stockholders through increases in the value of the company. The company has not established a specific policy regarding the relative priority of these investment objectives.

Investment in Other Securities

Other than as described above, the company does not intend to invest in any additional securities such as bonds, preferred stock or common stock.

Dispositions

The company from time to time dispose of properties if, based upon the company’s management’s periodic review of the company’s portfolio, the company’s board of directors determines such action would be in the company’s best interest. In addition, the company may elect to enter into joint ventures or other types of co-ownership with respect to properties that it already owns, either in connection with acquiring interests in other properties (as discussed above in “—Investment in Real Estate or Interests in Real Estate”) or from investors to raise equity capital. Certain members of the company’s senior management team who hold operating partnership units may have their decision as to the desirability of a proposed disposition influenced by the tax consequences to them resulting from the disposition of a certain property. In addition, the company may be obligated to indemnify certain investors, including members of the company’s senior management team, against adverse tax consequences to them in the event that the company sells or disposes of certain properties in taxable transactions. See “Risk Factors—Risks Related to the Tax Consequences of the Consolidation—Tax consequences to holders of operating partnership units upon a sale or refinancing of the company’s properties may cause the interests of certain members of the company’s senior management team to differ from your own.”

Financing Policies

The company expects to employ leverage in the company’s capital structure in amounts determined from time to time by the company’s board of directors. Although the company’s board of directors has not adopted a policy that limits the total amount of indebtedness that the company may incur, it will consider a number of factors in evaluating the company’s level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. The company’s charter and bylaws do not limit the amount or percentage of indebtedness that the company may incur nor do they restrict the form in which the company’s indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). The company’s board of directors may from time to time modify the company’s debt policy in light of the then-

current economic conditions, relative costs of debt and equity capital, market values of the company’s properties, general market conditions for debt and equity securities, fluctuations in the market price of the company’s Class A common stock, growth and acquisition opportunities and other factors.

To the extent the company’s board of directors determines to obtain additional capital, the company may, without stockholder approval, issue debt or equity securities, including additional operating partnership units, retain earnings (subject to the distribution requirements applicable to REITs under the Code) or pursue a combination of these methods. As long as the operating partnership is in existence, the proceeds of all equity capital raised by the company will be contributed to the operating partnership in exchange for additional interests in the operating partnership, which will dilute the ownership interests of the limited partners in the operating partnership.

Conflict of Interest Policies

Conflicts of interest could arise in the future as a result of the relationships between the company and the company’s affiliates, on the one hand, and the operating partnership or any partner thereof, on the other. The operating partnership intends to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which the operating partnership will agree to indemnify the Wien group, and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 1.6% of the aggregate exchange value) to be acquired by the operating partnership in the consolidation, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin, who are 78 and 75 years old, respectively, for the three other properties, (ii) the operating partnership’s failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible or (iii) the operating partnership failing to make available to any of these investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and such investor received in the consolidation. The operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after the IPO, the amount of the operating partnership’s indemnification obligations (based on tax rates applicable for the taxable year ending December 31, 2012, and exchange values, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $84.7 million. See “The Consolidation—Description of the Tax Protection Agreement.”

In addition, Anthony E. Malkin, together with the Malkin Family, has outside business interests which include ownership interests in the excluded properties and excluded businesses which the company is not acquiring. The company’s directors and officers have duties to the company under applicable Maryland law in connection with their management of the company. At the same time, the company has fiduciary duties, as a general partner, to the operating partnership and to the limited partners under Delaware law in connection with the management of the operating partnership. The company’s duties as a general partner to the operating partnership and its partners may come into conflict with the duties of the company’s directors and officers to the company. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of loyalty and care and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The limited partners of the operating partnership have agreed that in the event of such a conflict, the company will fulfill the company’s fiduciary duties to such limited partners by acting in the best interests of the company’s stockholders.

Additionally, the operating partnership agreement expressly limits the company’s liability by providing that neither the general partner of the operating partnership, nor any of its directors or officers, will be liable or accountable in damages to the operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if the company, or such director or officer, acted in good faith. In addition, the operating partnership is required to indemnify the company, the company’s affiliates and each of the company’s respective officers, directors and employees and any person the company may designate from time to time in the company’s sole and absolute discretion, including present and former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of the supervisor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that the operating partnership will not indemnify such person for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by an operating partnership agreement have not been resolved in a court of law, and the company has not obtained an opinion of counsel covering the provisions set forth in the operating partnership agreement that purport to waive or restrict the company’s fiduciary duties that would be in effect under common law were it not for the operating partnership agreement.

The company has adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, the company will adopt a code of business conduct and ethics that prohibits conflicts of interest between the company’s officers, employees and directors on the one hand, and the company on the other hand, except in compliance with the policy. The company’s code of business conduct and ethics will state that a conflict of interest exists when a person’s private interest interferes with the company’s interest. For example, a conflict of interest will arise when any of the company’s employees, officers or directors or any immediate family member of such employee, officer or director receives improper personal benefits as a result of his or her position with the company. The company’s code of business conduct and ethics will also limit the company’s employees, officers and directors from engaging in any activity that is competitive with the business activities and operations of the company, except as disclosed in this prospectus. Waivers of the company’s code of business conduct and ethics will be required to be disclosed in accordance with NYSE and Securities and Exchange Commission requirements. In addition, the company will adopt corporate governance guidelines to assist the company’s board of directors in the exercise of its responsibilities and to serve the company’s interests and those of its stockholders. In addition, certain provisions of Maryland law are also designed to minimize conflicts. However, the company cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Except with respect to the option properties, excluded properties, excluded businesses and certain non-real estate family investments owned and managed by Anthony E. Malkin and Peter L. Malkin, together with the Malkin Family, none of the company’s senior management team will be permitted to compete with the company during their employment with the company.

Policies with Respect to Other Activities

The company has authority to offer common stock, operating partnership units, preferred stock, options to purchase stock or other securities in exchange for property, repurchase or otherwise acquire the company’s common stock or other securities in the open market or otherwise, and the company may engage in such activities in the future. As described in “Description of Operating Partnership Units and the Partnership

Agreement of the Operating Partnership,” the company expects, but is not obligated, to issue common stock to holders of operating partnership units upon exercise of their redemption rights. Except in connection with the consolidation or pursuant to the company’s equity incentive plan, the company has not issued common stock, units or any other securities in exchange for property or any other purpose, although, as discussed above in “Investment in Real Estate or Interests in Real Estate,” the company may elect to do so. After the consummation of the consolidation, the company’s board of directors has no present intention of causing the company to repurchase any common stock, although the company may do so in the future. The company may issue preferred stock from time to time, in one or more series, as authorized by the company’s board of directors without the need for stockholder approval. See “Description of Capital Stock.” The company has not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than the operating partnership and do not intend to do so. At all times, the company intends to make investments in a manner consistent with the qualification as a REIT unless the board of directors determines that it is no longer in the company’s best interest to qualify as a REIT. The company has not made any loans to third parties, although the company may make loans to third parties, including, without limitation, to joint ventures in which the company participates. The company intends to make investments in such a way that it will not be treated as an investment company under the 1940 Act.

Reporting Policies

The company intends to make available to the company’s stockholders the company’s annual reports, including the company’s audited financial statements. After the IPO, the company will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, the company will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

CERTAIN PROVISIONS OF THE MARYLAND GENERAL CORPORATION LAW AND THE COMPANY’S CHARTER AND BYLAWS

The following is a summary of certain provisions of Maryland law applicable to the company and of the company’s charter and bylaws. For a complete description, the company refers you to the MGCL and the company’s charter and bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to Maryland law and the company’s charter and bylaws. Copies of the company’s charter and bylaws are filed as exhibits to the registration statement of which is prospectus is a part. See “Where You Can Find More Information.”

The Company’s Board of Directors

The company’s charter and bylaws provide that the number of directors the company has may be established by the company’s board of directors but that the number may not be less than the minimum number required by the MGCL nor more than 15. The company’s charter and bylaws currently provide that, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Each of the company’s directors is elected by the company’s stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies. Holders of shares of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of the company’s directors at any annual meeting. Directors are elected by a plurality of all votes cast in the election of directors.

Removal of Directors

The company’s charter provides that subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any director or the entire board of directors may be removed only for cause and only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. Cause means, with respect to any particular director, a conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the company through bad faith or active and deliberate dishonesty. This provision, when coupled with the exclusive power of the company’s board of directors to fill vacancies on the company’s board of directors, precludes stockholders from (1) removing incumbent directors except upon a substantial affirmative vote and for cause and (2) filling the vacancies created by such removal with their own nominees.

Policy on Majority Voting

The company’s board of directors will adopt a policy regarding the election of directors in uncontested elections. Pursuant to such policy, in an uncontested election of directors, any nominee who receives a greater number of votes affirmatively withheld from his or her election than votes for his or her election will, within two weeks following certification of the stockholder vote by the company, submit a written resignation offer to the company’s board of directors for consideration by the company’s Nominating and Corporate Governance Committee. The company’s Nominating and Corporate Governance Committee will consider the resignation offer and, within 60 days following certification by the company of the stockholder vote with respect to such election, make a recommendation to the company’s board of directors concerning the acceptance or rejection of the resignation offer. The company’s board of directors will take formal action on the recommendation no later than 90 days following certification of the stockholder vote by the company. The company will publicly disclose, in a Form 8-K filed with the SEC, the decision of the company’s board of directors. The company board of directors will also provide an explanation of the process by which the decision was made and, if applicable, its reason or reasons for rejecting the tendered resignation.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, the company’s board of directors has by resolution exempted business combinations between the company and any other person, provided that such business combination is first approved by the company’s board of directors (including a majority of the company’s directors who are not affiliates or associates of such person) and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between the company and any person as described above. As a result, any person described above may be able to enter into business combinations with the company that may not be in the best interest of the company’s stockholders without compliance by the company with the supermajority vote requirements and other provisions of the statute.

The company cannot assure you its board of directors will not opt to be subject to such business combination provisions in the future. However, an alteration or repeal of the resolution described above will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal. If the company’s board of directors opted back into the business combination statute or failed to first approve a business combination, the business combination statute may discourage others from trying to acquire control of the company and increase the difficulty of consummating any offer.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third; (B) one-third or more but less than a majority; or (C) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

The company’s bylaws contain a provision exempting from the control share acquisition statute any acquisitions by any person of shares of the company’s stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

The company’s charter provides that, at such time as the company is able to make a Subtitle 8 election, vacancies on the company’s board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in the company’s charter and bylaws unrelated to Subtitle 8, the company already (1) requires the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter for the removal of any director from the board, which removal also requires cause, (2) vests in the board the exclusive power to fix the number of directorships and (3) requires, unless called by the chairman of the company’s board of directors, the company’s chief executive officer, the company’s president or the company’s board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on any matter at such a meeting to call a special meeting.

Meetings of Stockholders

Pursuant to the company’s bylaws, a meeting of the company’s stockholders for the election of directors and the transaction of any business will be held annually at a date, time and place set by the company’s board of directors beginning in 2013. The chairman of the company’s board of directors, the company’s chief executive officer, the company’s president or the company’s board of directors may call a special meeting of the company’s stockholders. Subject to the provisions of the company’s bylaws, a special meeting of the company’s stockholders will also be called by the company’s secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may be properly considered at a meeting of stockholders and containing the information required in the company’s bylaws.

Amendments to the Company’s Charter and Bylaws

Except for amendments to the provisions of the company’s charter relating to the removal of directors, the restrictions on ownership and transfer of the company’s shares of stock and the vote required to amend these provisions (each of which must be advised by the company’s board of directors and approved by the affirmative vote of the stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), the company’s charter generally may be amended only with the approval of the company’s board of directors and the affirmative vote of the stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter. However, the board of directors, without stockholder approval, has the power under the company’s charter to amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the company is authorized to issue, to authorize the company to issue authorized but unissued shares of its common stock or preferred stock and to classify and reclassify any unissued shares of common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See “Description of Capital Stock—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock and—Power to Reclassify the Company’s Unissued Shares of Stock.”

The company’s board of directors has the exclusive power to adopt, alter or repeal any provision of the company’s bylaws and to make new bylaws.

Dissolution of the Company

The dissolution of the company must be declared advisable by a majority of the company’s entire board of directors and approved by the affirmative vote of the stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

The company’s bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to the company’s board of directors and the proposal of other business to be considered by stockholders may be made only (1) pursuant to the company’s notice of the meeting, (2) by or at the direction of the company’s board of directors or (3) by a stockholder who is a stockholder of record both at the time of giving the notice required by the company’s bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice provisions set forth in the company’s bylaws.

With respect to special meetings of stockholders, only the business specified in the company’s notice of meeting may be brought before the meeting. Nominations of individuals for election to the company’s board of directors may be made only (1) by or at the direction of the company’s board of directors or (2) provided, that the meeting has been called in accordance with the company’s bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the notice required by the company’s bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in the company’s bylaws.

The purpose of requiring stockholders to give the company advance notice of nominations and other business is to afford the company’s board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the company’s board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the company’s bylaws do not give the company’s board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the company and the company’s stockholders.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of the Company’s Charter and Bylaws

The company’s charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for the company’s shares of common stock or otherwise be in the best interests of the company’s stockholders, including restrictions on ownership and transfer of the company’s stock and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if the company were to opt into the business combination provisions of the MGCL or the classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between the company and a director or between the company and any other corporation or other entity in which any of the company’s directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

•

the fact of the common directorship or interest is disclosed or known to the company’s board of directors or a committee of the company’s board, and the company’s board or committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to the company’s stockholders entitled to vote thereon, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

•	the contract or transaction is fair and reasonable to the company.

Upon the closing of the IPO, the company intends to adopt a policy that requires all contracts and transactions between the company or any of the company’s subsidiaries, on the one hand, and any of the company’s directors or named executive officers or any entity in which such director or named executive officer is a director or has a material financial interest, on the other hand, to be approved by the affirmative vote of a majority of the disinterested directors, even if less than a quorum. Where appropriate in the judgment of the disinterested directors, the company’s board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although the company’s board of directors will have no obligation to do so.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. The company’s charter contains such a provision and eliminates the liability of the company’s directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which the company’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation or in any proceeding charging improper personal benefit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

The company’s charter and bylaws obligate the company, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of the company and at the company’s request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

The company’s charter and bylaws also permit the company, with the approval of the company’s board of directors, to indemnify and advance expenses to members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of the predecessor in their capacities as such.

Upon completion of the IPO, the company intends to enter into indemnification agreements with each of the company’s directors, executive officers, chairman emeritus and certain other parties, providing for the indemnification by the company for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) the company’s directors, executive officers and chairman emeritus and (ii) the company’s executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of the predecessor in their capacities as such. Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling the company for liability arising under the Securities Act, the company has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

The company’s charter provides that the company’s board of directors may revoke or otherwise terminate the company’s REIT election, without approval of the company’s stockholders, if it determines that it is no longer in the company’s best interests to continue to qualify as a REIT.

DESCRIPTION OF OPERATING PARTNERSHIP UNITS AND THE PARTNERSHIP AGREEMENT OF THE OPERATING PARTNERSHIP

The following is a summary of the material terms of the operating partnership units and the material provisions of the operating partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus/consent solicitation is a part. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the operating partnership agreement. See “Where You Can Find More Information.” For the purposes of this section, references to the “general partner” refer to Empire State Realty Trust, Inc.

General

The operating partnership is a Delaware limited partnership that was formed on November 28, 2011. The company is the sole general partner of the operating partnership. Pursuant to the operating partnership agreement, the company has, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, including the ability to cause the partnership to enter into certain major transactions including a merger of the operating partnership or a sale of substantially all of the assets of the operating partnership. The limited partners have no power to remove the general partner without the general partner’s consent.

The company may not conduct any business without the consent of a majority of the limited partners other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business of the operating partnership, the company’s operation as a reporting company with a class of securities registered under the Exchange Act, the offering, sale syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to the operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, the company must contribute any assets or funds that the company acquires to the operating partnership in exchange for additional partnership interests. The company may, however, in the company’s sole and absolute discretion, from time to time hold or acquire assets in the company’s own name or otherwise other than through the operating partnership so long as the company takes commercially reasonable measures that the economic benefits and burdens of such property are otherwise vested in the operating partnership. The company and its affiliates may also engage in any transactions with the operating partnership on such terms as the company may determine in its sole and absolute discretion.

The company is under no obligation to give priority to the separate interests of the limited partners or the company’s stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. If there is a conflict between the interests of the company’s stockholders on the one hand and the limited partners on the other, the company will endeavor in good faith to resolve the conflict in a manner not adverse to either the company’s stockholders or the limited partners. The company is not liable under the operating partnership agreement to the operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions, provided that the company has acted in good faith.

Upon completion of the consolidation and the IPO, substantially all of the company’s business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through the operating partnership, and the operating partnership must be operated in a manner that will enable the company to satisfy the requirements for qualification as a REIT.

Operating Partnership Units

Interests in the operating partnership are denominated in units of limited partnership. Following the IPO and the consolidation, the operating partnership will have four series of units of limited partnership, Series PR operating partnership units, Series ES operating partnership units, Series 60 operating partnership units and

Series 250 operating partnership units. The Series ES operating partnership units will be issued to participants in Empire State Building Associates L.L.C., the Series 60 operating partnership units will be issued to participants in 60 East 42nd St. Associates L.L.C. and the Series 250 operating partnership units will be issued to participants in 250 West 57th St. Associates L.L.C., in each case except for the Wien group. The operating partnership intends to apply to have the Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units listed on the New York Stock Exchange under the symbols “      ,” “       ,” and “      ,” respectively. The Series PR operating partnership units will be issued to the participants in the private entities and the Wien group and will not be listed on a national securities exchange. Other than with respect to the transfer restrictions applicable to the Series PR operating partnership units as described below under “—Transferability of Operating Partnership Units; Extraordinary Transactions” and that the Series PR operating partnership units will not be listed on a national securities exchange, each of the series of operating partnership units has identical rights as to distributions, liquidation and rights as limited partners of the operating partnership. The four series will vote together as a single class on all matters on which the holders of operating partnership units have the right to approve, as described below. The operating partnership units were divided into series because there are unique U.S. federal income tax consequences to a participant that receives listed operating partnership units of a particular series (as compared to ownership of operating partnership units of another series) depending on the subject LLC in which they have an interest and the tax aspects of the property contributed by such entity. By issuing the operating partnership units in separate series, each of the operating partnership units in a series that will be trading on the New York Stock Exchange is expected to be uniform with other operating partnership units of that series with regard to distributions, liquidation and rights as limited partners of the operating partnership. The company may, without the consent of the limited partners, delist some or all of the operating partnership units from the national securities exchange on which such operating partnership units are admitted to trading.

Management Liability and Indemnification

Neither the company nor the company’s directors and officers are liable to the operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The operating partnership agreement provides for indemnification of the company, its affiliates and each of the company’s respective officers, directors, employees and any persons the company may designate from time to time in its sole and absolute discretion, including present and former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of the supervisor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that the operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the operating partnership agreement (subject to the exceptions described below under “—Fiduciary Responsibilities”).

Fiduciary Responsibilities

The company’s directors and officers have duties under applicable Maryland law to manage the company in a manner consistent with the company’s best interests. At the same time, the general partner of the operating partnership has fiduciary duties to manage the operating partnership in a manner beneficial to the operating partnership and its partners. The company’s duties, as the general partner, to the operating partnership and its limited partners, therefore, may come into conflict with the duties of the company’s directors and officers to the company and its stockholders. The company will be under no obligation to give priority to the separate interests of the limited partners of the operating partnership or the company’s stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. The limited partners of the operating partnership have agreed that in the event of a conflict in the duties owed by the company’s directors and officers to the company and its stockholders and the fiduciary duties owed by the company, in its capacity as general partner of the operating partnership, to such limited partners, the company will fulfill its fiduciary duties to such limited partners by acting in the best interests of the company’s stockholders.

The limited partners of the operating partnership expressly acknowledged that the company is acting for the benefit of the operating partnership, the limited partners and the company’s stockholders collectively.

LTIP Units

Upon completion of the IPO, the company may cause the operating partnership to issue LTIP units to the company’s executive officers. These LTIP units will be subject to certain vesting requirements. In general, LTIP units are a class of partnership units in the operating partnership and will receive the same quarterly per unit profit distributions as the other outstanding units in the operating partnership. The rights, privileges, and obligations related to each series of LTIP units will be established at the time the LTIP units are issued. As profits interests, LTIP units initially will not have full parity, on a per unit basis, with the operating partnership’s common units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP units can over time achieve full parity with operating partnership units and therefore accrete to an economic value for the holder equivalent to operating partnership units. If such parity is achieved, vested LTIP units may be converted on a one-for-one basis into Series PR operating partnership units, which in turn are exchangeable by the holder for cash or, at the company’s election shares of the company’s Class A common stock on a one-for-one basis. company’s election. However, there are circumstances under which LTIP units will not achieve parity with operating partnership units, and until such parity is reached, the value that a participant could realize for a given number of LTIP units will be less than the value of an equal number of shares of the company’s Class A common stock and may be zero.

Distributions

The operating partnership agreement provides that the company may cause the operating partnership to make quarterly (or more frequent) distributions of all, or such portion as the company may in the company’s sole and absolute discretion determine, of available cash (which is defined to be cash available for distribution as determined by the general partner) (i) first, with respect to any operating partnership units and LTIP units that are entitled to any preference in accordance with the rights of such operating partnership unit or LTIP unit (and, within such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any operating partnership units and LTIP units that are not entitled to any preference in distribution, in accordance with the rights of such class of operating partnership unit or LTIP units (and, within such class, pro rata in accordance with their respective percentage interests).

Allocations of Net Income and Net Loss

Net income and net loss of the operating partnership are determined and allocated with respect to each fiscal year of the operating partnership as of the end of the year. Except as otherwise provided in the operating partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the operating partnership agreement, net income and net loss are allocated to the holders of operating partnership units or LTIP units holding the same class or series of operating partnership units or LTIP units in accordance with their respective percentage interests in the class or series at the end of each fiscal year. In particular, upon the occurrence of certain specified events, the operating partnership will revalue its assets and any net increase in valuation will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of operating partnership unit or LTIP units holders. See “Management—Equity Incentive Plan.” The operating partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the operating partnership agreement or the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of the operating partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the operating partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as the operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value. The operating partnership will allocate tax items to the holders of operating partnership units or LTIP units taking into consideration the requirements of Section 704(c). See “U.S. Federal Income Tax Considerations.”

The company, as the general partner of the operating partnership, has sole discretion to ensure that allocations of income, gain, loss and deduction of the operating partnership are in accordance with the interests of the partners as determined under the Code. In addition, the company, as general partner of the operating partnership, may adopt such conventions and methods of accounting for determining asset values, basis and identities of partners for proper administration of the operating partnership and to preserve the uniformity of each series of operating partnership units that will be traded on the New York Stock Exchange.

Redemption Rights

After 12 months of becoming a holder of operating partnership units (including any LTIP units that are converted into Series PR operating partnership units), each limited partner of the operating partnership will have the right, subject to the terms and conditions set forth in the operating partnership agreement, to require the operating partnership to redeem all or a portion of the operating partnership units held by such limited partner in exchange for a cash amount equal to the number of tendered operating partnership units multiplied by the price of a share of the company’s Class A common stock (determined in accordance with, and subject to adjustment under, the terms of the operating partnership agreement), unless the terms of such operating partnership units or a separate agreement entered into between the operating partnership and the holder of such operating partnership units provide that they are not entitled to a right of redemption or provide for a shorter or longer period before such limited partner may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after the company receives a notice of redemption, the company may, in the company’s sole and absolute discretion, but subject to the restrictions on the ownership of the company’s common stock imposed under the company’s charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered operating partnership units from the tendering partner in exchange for shares of the company’s Class A common stock, based on an exchange ratio of one share of the company’s Class A common stock for each operating partnership unit (subject to anti-dilution adjustments provided in the operating partnership agreement). It is the company’s current intention to exercise this right in connection with any exchange of operating partnership units.

Transferability of Operating Partnership Units; Extraordinary Transactions

The company will not be able to withdraw voluntarily from the operating partnership or transfer the company’s interest in the operating partnership, including the company’s limited partner interest unless the transfer is made in connection with (i) any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to the company’s stockholders, (ii) a transfer to a qualified REIT subsidiary or (iii) as otherwise expressly permitted under the operating partnership agreement. The operating partnership agreement permits the company to engage in a merger, consolidation or other combination, or sale of substantially all of the company’s assets if:

•	the company receives the consent of a majority in interest of the limited partners (excluding the company);

•	following the consummation of such transaction, substantially all of the assets of the surviving entity consist of partnership units; or

•

as a result of such transaction all limited partners will receive, or will have the right to receive, for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of the company’s Class A common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of the company’s common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of the company’s Class A common stock immediately prior to the expiration of the offer.

With certain limited exceptions, the limited partners who own Series PR operating partnership units or LTIP units may not transfer their interests in the operating partnership, in whole or in part, without the company’s prior written consent, which consent may be withheld in the company’s sole and absolute discretion. Except with the company’s consent to the admission of the transferee as a limited partner with respect to Series PR operating partnership units or LTIP units, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote or effect a redemption with respect to such partnership units in any matter presented to the limited partners for a vote. The company, as general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner with respect to Series PR operating partnership units or LTIP units, which consent may be given or withheld by the company in the company’s sole and absolute discretion.

Issuance of Common Stock and Additional Partnership Interests

Pursuant to the operating partnership agreement, upon the issuance of the company’s stock other than in connection with a exchange of operating partnership units, the company will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to the operating partnership in exchange for, in the case of common stock, operating partnership units or, in the case of an issuance of preferred stock, preferred operating partnership units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. In addition, the company may cause the operating partnership to issue additional operating partnership units or other partnership interests and to admit additional limited partners to the operating partnership from time to time, on such terms and conditions and for such capital contributions as the company may establish in the company’s sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by the operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into the operating partnership.

Tax Matters

Pursuant to the operating partnership agreement, the general partner is the tax matters partner of the operating partnership and has certain other rights relating to tax matters. Accordingly, as both the general partner and tax matters partner, the company has authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of the operating partnership.

Term

The term of the operating partnership commenced on November 28, 2011 and will continue perpetually, unless earlier terminated in the following circumstances:

•

a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

•

an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;

•	entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•

the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership;

•	the redemption (or acquisition by the general partner) of all operating partnership units that the general partner has authorized other than those held by the company; or

•

the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Operating Partnership Agreement

Amendments to the operating partnership agreement may only be proposed by the general partner. Generally, the operating partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by the company or its subsidiaries). Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

•	convert a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest);

•	modify the limited liability of a limited partner;

•	alter the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

•	alter or modify the redemption rights provided by the operating partnership agreement; or

•	alter or modify the provisions governing transfer of the general partner’s partnership interest.

Notwithstanding the foregoing, the company will have the power, without the consent of the limited partners, to amend the operating partnership agreement as may be required to:

•	add to the company’s obligations or surrender any right or power granted to the company or any of its affiliates for the benefit of the limited partners;

•

reflect the admission, substitution, or withdrawal of partners or the termination of the operating partnership in accordance with the operating partnership agreement and to amend the list of operating partnership unit and LTIP unit holders in connection with such admission, substitution or withdrawal;

•

reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the operating partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the operating partnership agreement that will not be inconsistent with the law or with the provisions of the operating partnership agreement;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•

set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional partnership units issued or established pursuant to the operating partnership agreement;

•

reflect such changes as are reasonably necessary for the company to maintain or restore the company’s qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of all or any part of a partnership interest among the company and any qualified REIT subsidiary or entity that is disregarded as an entity separate from the general partner for U.S. federal income tax purposes;

•

modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the operating partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

•

to facilitate the trading of the Series ES operating partnership units, Series 60 operating partnership units or Series 250 operating partnership units (including any division of such classes or other actions to facilitate the uniformity of tax consequences within each such operating partnership units listed on a national securities exchange);

•

comply with any rules, regulation, guideline or requirement of any national securities exchange on which the Series ES operating partnership units, Series 60 operating partnership units or Series 250 operating partnership units are or will be listed;

•	issue additional partnership interests; and

•

reflect any other modification to the operating partnership agreement as is reasonably necessary for the business or operations of the operating partnership or the general partner of the operating partnership and which does not otherwise require the consent of each partner adversely affected.

Certain provisions affecting the company’s rights and duties as general partner, either directly or indirectly (e.g., restrictions relating to certain extraordinary transactions involving the company or the operating partnership) may not be amended without the approval of a majority of the limited partnership units (excluding limited partnership units held by the company).

BUSINESS OF THE SUBJECT LLCs

The following discussion describes the current business of the subject LLCs and the terms upon which the properties in which the subject LLCs’ own an interest are leased.

General

The three subject LLCs are publicly-registered limited liability companies originally formed as partnerships by Lawrence A. Wien and Peter L. Malkin, affiliates of the supervisor, from 1953 to 1961. Each of these subject LLCs was formed to acquire the fee title or long-term ground lease interest in an office property located in New York, New York and to lease the property to an operating lessee, which operates the property. As lessor, each subject LLC receives from its operating lessee fixed base rent (and, in the case of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C., primary additional rent) and overage rent (based on a percentage of the operating lessee’s profits). Each operating lessee was formed initially as a partnership, the partners of which included Lawrence A. Wien and Harry B. Helmsley, and later converted to a limited liability company. The supervisor provides supervisory and other services for each subject LLC, each operating lessee and the other private entities. The private entities, including the operating lessees, were formed between 1953 and 2008 and own office properties, in one case with adjacent vacant land including development approvals, and retail properties.

In 1953, 250 West 57th St. Associates L.L.C. acquired fee title to 250 West 57th Street and the land thereunder, located at 250 West 57th Street, New York, New York. In 1958, 60 East 42nd St. Associates L.L.C. acquired fee title to One Grand Central Place and the land thereunder, located at One Grand Central Place, New York, New York. In 2002, Empire State Building Associates L.L.C. acquired the fee title to the Empire State Building and the land thereunder, located at 350 Fifth Avenue, New York, New York. The subject LLCs raised capital of $43.6 million in three public offerings registered with the SEC, and as of March 31, 2012, had 4,306 participants.

Investment Policies

Each subject LLC was organized to acquire a single property or long-term ground lease which was to be net leased to an operating lessee formed for the purposes of operating the property. While each subject LLC generally holds its interest in its property for a long-term investment, a subject LLC may dispose of its interest in the property if the supervisor, with consent of the participants, deems such disposition to be in its best interests. The supervisor does not believe that a transfer of the subject LLC’s property interest in an individual sale would be in the best interest of the subject LLC, because it believes a buyer would discount substantially the value of the subject LLC’s interest if sold without the operating lessee in view of these factors:

(a)	The subject LLC has no say in property operations, improvements, leasing, repairs, maintenance or the other decisions which govern operation of real estate;

(b)	The operating lessee controls the application of property cash flow and thus the amount of overage rent payable each year to such buyer;

(c)	A subject LLC cannot decide whether to take steps to maximize the value of the property or to undertake improvements or repairs and maintenance;

(d)	A subject LLC also cannot determine to obtain additional financing to maximize cash flows and therefore distributions unless the operating lessee also agrees to the financing, because, in view of the operating lessee’s rights under the operating lease, lenders generally require in connection with any significant financing that the operating lessee subordinate its interest to the financing; and

(e)	The operating lease remains in effect in each case for a term, including agreed renewals, which currently ranges from 74 to 91 years, and the operating lease is likely to be required to be extended in order to obtain the operating lessee’s necessary cooperation for property improvements and financing as noted above.

Accordingly, the supervisor does not believe that original investors in the subject LLCs contemplated that the subject LLCs would sell the property without an agreement of the operating lessee to join in the sale.

There is no precedent for the supervisor submitting for consent for a sale of a two-tier ownership structure unless the sale included both the lessor and the operating lessee. The supervisor believes that in view of fact that the subject LLCs own the interest in the property, but the operating lessees operate the properties, it would not be in the best interests of the subject LLCs to sell their interests in the properties separate from a sale by the operating lessees. In each case, unless the supervisor determined the proceeds should be reinvested, the proceeds would be distributed between the subject LLC and the operating lessee in accordance with their agreement at the time of such sale. Any proceeds from such disposition that were not reinvestment would be distributed to the participants in the subject LLC according to the terms of the operating agreements governing the subject LLC. Each subject LLC generally intended to hold its interest in its property for an indefinite period.

Description of Properties

The Empire State Building, New York, New York

Empire State Building Associates L.L.C. acquired a master operating leasehold interest in the Empire State Building, the world’s most famous office building, through a public partnership in 1961 and acquired the fee title to this property in 2002. The supervisor removed the prior managing and leasing agent and gained day-to-day management of the property in August 2006. The building comprises premier office space, a concourse, lower lobby, two observatories, broadcasting facilities and ground-floor retail space. It occupies the entire blockfront from 33rd Street to 34th Street on Fifth Avenue, anchoring the east side of the 34th street corridor in midtown Manhattan, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. The Empire State Building was built in 1931. The 102-story building comprises 2,683,205 rentable square feet of office space and 163,655 rentable square feet of retail space (including the observatory and broadcasting operations) and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines; and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include a visitor reception desk, bank equipped with an ATM, FedEx/Kinko’s, Starbucks, upscale cocktail lounge and a variety of specialty stores and eat-in or take-out dining facilities within the retail arcade. As part of the supervisor’s effort to increase the quality of its tenants, since 2007 the supervisors has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; the Federal Deposit Insurance Corporation; Host Services of New York, a leader in creating dining and shopping concessions for travel venues; Coty, Inc., a leading global fragrance and beauty company; and Walgreen Eastern Co., a New York City-based pharmacy. Other tenants include Funaro & Co., an accounting services firm; LinkedIn, an online professional network; Noven Pharmaceuticals, Inc., a specialty pharmaceutical company; People’s Daily Online USA, an online Chinese newspaper; Taylor Global, Inc., a public relations firm; The Freeh Group, an independent global risk management firm; Turkish Airlines, the national flag carrier of Turkey; and World Monuments Fund, a not-for-profit organization dedicated to preserving and protecting endangered ancient and historic sites around the world.

The Empire State Building offers panoramic views of New York and neighboring states from its world-famous 86th and 102nd floor observatories that draw millions of visitors per year. For the years ended December 31, 2007 through December 31, 2011 and for the three months ended March 31, 2012, the number of visitors to the observatories was approximately 3.67 million, 4.03 million, 3.75 million, 4.03 million, 4.06 million and 707,541, respectively. For the years ended December 31, 2007 through December 31, 2011, Empire State Building Associates L.L.C. increased the average ticket revenue per admission from $15.47 to $17.96 and for the three months ended March 31, 2012, the average ticket revenue per admission was $20.77. The 86th floor observatory has a 360-degree outdoor deck as well as indoor viewing galleries to accommodate guests day and night, all year-round. The 102nd floor observatory is entirely indoors and offers a 360-degree view of New York City from 1,250 feet above ground. Observatory visitors enter the building via its main entrance on Fifth Avenue. Visitors proceed directly up dedicated escalators to the second floor and through security to purchase various ticket options at the cashier or to retrieve tickets purchased online at Empire State Building Associates L.L.C.’s ticket kiosks. While waiting to gain access to the elevators, guests are entertained by a multi-media exhibit on sustainability and energy efficiency, which may be accessed in eight languages and is designed to inform and inspire the visitors. Also on the second floor, guests may purchase multilingual audio tours and viewer maps from Empire State Building Associates L.L.C.’s licensee and be photographed by the licensee. There is a separately ticketed and independently owned and operated tour simulator under lease operating under the name NY Skyride. Visitors then proceed to one of six elevators to the 80th floor, where they are entertained by an exhibit operated by the NY skyscraper museum, “The Race to the Top,” which chronicles the construction of the building. They then have the opportunity to take one of two elevators or to walk up the stairs to the 86th floor observatory, which offers indoor and outdoor viewing areas. From the 86th floor, guests who have purchased an additional ticket may take an elevator to the fully enclosed 102nd floor observatory. Visitors then return first to the 86th floor and then to the 80th floor where they must exit through Empire: The Store, the official Empire State Building souvenir shop operated by Empire State Building Associates L.L.C.’s licensee HMS Host. Finally, they take the elevator to the second floor where they have the opportunity to purchase their photograph and ride one of two dedicated escalators to the lobby at the main entrance on Fifth Avenue, where they exit the building; by the end of 2012, they will also have the opportunity to exit through Empire State Building Associates L.L.C.’s tenant Walgreens, which will shortly expand its ground floor retail space to the 2nd floor with direct frontage to the observatories’ exit path. Empire State Building Associates L.L.C. generated approximately $16.4 million and $80.6 million in revenue from its observatory operations for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively.

Empire State Building Associates L.L.C.’s observatory business is subject to tourism trends and weather, and therefore does experience some seasonality. Over the past ten years, the number of visitors to the observatory, on average, has been slightly higher in the third quarter of each year and slightly lower in the first quarter of each year. The Empire State Building’s observatory has maintained stable performance levels over the past ten years, despite changing competitive dynamics and economic conditions. Total revenue and operating income from the observatory’s operations have exhibited positive growth in all but two years from 2001 to 2011 (2001 and 2009), representing a compound annual growth rate for total revenue and operating income (including concessions revenue) of 12.4% and 12.5%, respectively. In addition, the average ticket revenue per admission has increased for each of the 12 years from 2000 to 2011 at a compound annual growth rate of 9.3%, and the growth rate during each of those years, on a year over year basis, has never been negative. In the year ended December 31, 2011, the observatory experienced record admissions of over 4.06 million visitors and approximately $80.6 million of total revenue. The observatory has demonstrated strong performance despite competitive pressures as total revenue and operating income (including concessions revenue) increased by over 25.0% in 2005 and over 11.0% in 2006, despite the opening of the Top of the Rock observation deck at Rockefeller Center in November 2005. The Empire State Building’s observatory has also fared well during the recent recession. Despite a 7.0% decrease in the number of visitors as compared to 2008, 2009 admissions were still 2.0% higher than 2007 and the average ticket revenue per admission increased by 6.9% over 2008’s record level.

In addition to being a top New York City tourist attraction, the Empire State Building is also the center of the New York Tri-State region’s broadcasting operations. During the three months ended March 31, 2012 and the year ended December 31, 2011, Empire State Building Associates L.L.C.’s broadcasting licenses and related leased space generated approximately $4.3 million and $16.4 million, respectively. Various entities transmit from Empire State Building Associates L.L.C.’s building setbacks and surfaces and Empire State Building Associates L.L.C.’s broadcasting mast which rises 230 feet from the ceiling deck of the 103rd floor. Over 150 antennae provide a variety of point-to-point radio and data communications services and support delivery of broadcasting signals to cable and satellite systems and directly to television and radio receivers. As of March 31, 2012, 35 television and radio broadcasters were licensed to use Empire State Building Associates L.L.C.’s broadcasting facilities and served the greater New York metropolitan designated market area, which includes New York, New

Jersey and Connecticut. As of March 31, 2012, Empire State Building Associates L.L.C. leased approximately 88,499 square feet to broadcasting tenants in the aggregate. Tenants that utilize Empire State Building Associates L.L.C.’s broadcasting services receive the right to use the broadcasting facilities and also to lease transmitter space in the Empire State Building. In addition, the broadcasting licenses and related leased space are long-term and require that tenants pay substantially all maintenance expenses. The average remaining term of such license fees is approximately 7.1 years. Empire State Building Associates L.L.C.’s broadcasting tenants, based on annualized broadcasting revenue, include, among others, FOX, CBS, ABC, NBC and WPIX, as well as many of the major radio stations in Manhattan and the greater New York metropolitan area.

Empire State Building Company L.L.C. also licenses the trademarked Empire State Building name and image for movies, television, promotional and advertising purposes and offer portions of the building for rent for private events. The primary benefit of such arrangements is the opportunity to build Empire State Building brand awareness through co-branding with well-respected brands and causes. Empire State Building Company L.L.C. also enters into agreements through its Empire State Building Lighting Partner program, which give selected applicants the privilege of choosing a lighting scheme for the tower on a certain date in exchange for publicity and attention through their organization’s networks. The Empire State Building has an extensive social media presence including a highly-visited website (on which Empire State Building Company L.L.C. controls ticket sales to the observatories and offers a growing range of tourist-related attraction sales), Facebook page and Twitter account.

The building and certain aspects of its interior are designated landmarks of the New York City Landmarks Preservation Committee. The building was designated as a National Historic Landmark in 1986. In a national survey conducted in 2007, it was rated number one above the White House and the Washington Monument on the List of America’s Favorite Architecture according to the American Institute of Architects. The Empire State Building is an Energy Star building and has been awarded LEED EBOM-Gold certification. The Empire State Building’s energy retrofit program will result in significant energy cost savings annually and significant expense savings for Empire State Building Company L.L.C.’s tenants, which the supervisor believes has enhanced its desirability to prospective tenants. Empire State Building Company L.L.C. recently entered into a two-year contract to purchase wind power to provide 100% of the Empire State Building’s energy. The Empire State Building is the recipient of numerous awards. The Building Owners and Managers Association of Greater New York, Inc., or BOMA, and BOMA Mid-Atlantic Region named the Empire State Building as the 2011 Regional TOBY award Winner for Middle Atlantic Regional Outstanding Building of the Year and as the 2009-2010 Pinnacle Award winner for the Historical Building of the Year, honoring a “commitment to the preservation of historical integrity while taking full advantage of the improvements of the modern era.” Additionally, in 2010, the Empire State Building won the MASterworks Best Restoration award from the Municipal Arts Society for the restoration of a historically significant commercial, residential or institutional building and/or publicly accessible lobby; the National Trust for Historic Preservation National Preservation Honor Award recognizing “the efforts of individuals, nonprofit organizations, public agencies and corporations whose skill and determination have given new meaning to their communities through preservation;” the Preservation League of New York State Project’s Excellence in Historic Preservation Award celebrating “the outstanding leadership of public officials and individuals in the field of preservation;” and the New York Landmarks and Conservancy’s Lucy G. Moses Preservation Award for outstanding preservation efforts. Prior to 2010, the Sustainable Buildings Industry Council awarded the Empire State Building the 2009 Beyond Green High Performance Building Award recognizing “the exceptional contributions its members make to sustainability across the United States.”

Since the supervisor gained day-to-day management of the Empire State Building in August 2006, Empire State Building Associates L.L.C. and Empire State Building Company L.L.C. have invested a total of approximately $138.0 million through the restoration and renovation program at the property through March 31, 2012. The company currently estimates that between $195.0 million and $235.0 million of additional capital is needed to complete this renovation program, which the company expects to complete substantially in 2016. These estimates are based on the supervisor’s current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. Empire State Building Associates L.L.C.’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, Empire State Building Associates L.L.C.’s desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements Empire State Building Associates L.L.C. has completed, those that are currently in process, and those that Empire State Building Associates L.L.C. expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby restoration and upgrade	x
Renovate 2nd floor observatory ticketing area	x
Renovate 86th floor observatory	x
Observatory exhibits	x
Energy efficiency retrofits including
- building automated controls	x
- chiller plant retrofit	x
- window retrofits	x
- radiator barriers	x
Renovate 102nd floor observatory		x
Renovate and provide cooling to public corridors		x
Renovate public bathrooms		x
Elevator modernization		x
Elevator shaft wall repairs		x
Exterior waterproofing and roofs		x
Electrical power and distribution		x
Building wide sprinklers to comply with Local Law 26		x
Additional energy efficiency retrofits including new air handling units, heat exchangers, steam turbine retrofits		x
Tower lighting replacement		x
Security system enhancements		x
Temporary exterior construction hoist		x
Enhancement to observatory exhibit			x
New tenants-only conference center			x
New tenants-only fitness center			x

The observatory and broadcasting businesses at the Empire State Building are subject to competition from existing observatories and broadcasting space and others that may be constructed in the future. In addition, competition from observatory and broadcasting operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center and the existing broadcasting facility at Four Times Square, could have a negative impact on revenues from Empire State Building Associates L.L.C.’s broadcasting and observatory operations. Empire State Building Associates L.L.C.’s broadcast television and radio licensees face competition from advances in technologies and alternative methods of content delivery in their respective industries, as well as from changes in consumer behavior driven by new technologies and methods of content delivery, which may reduce the demand for over-the-air broadcast licenses in the future. New government regulations affecting broadcasters, including the implementation of the FCC’s National Broadband Plan, or the Plan, might also affect Empire State Building Associates L.L.C.’s results of operations by reducing the demand for broadcast licenses.

Empire State Building Primary Tenants

The following table summarizes information regarding the primary tenants of the Empire State Building as of March 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Date of Earliest Termination Option	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet(1)	Annualized Base Rent(2)	Percent of Property Annualized Base Rent	Annualized Base Rent Per Square Foot
LF USA(3).	Fashion	Oct. 2028	—	1 x 7 years or 2 x 5 years	308,233	10.8%	$12,021,087	15.6%	$39.00
Federal Deposit Insurance Corporation	Government	Jan. 2020	2/1/2015	1 x 5 years	121,879	4.3%	$5,489,847	7.1%	$45.04
Host Services of New York	Retail store	May 2020	—	—	6,180	0.2%	$4,943,672	6.4%	$799.95
Coty, Inc.(4)	Cosmetics	Jan. 2030	—	1 x 5 years	92,545	3.2%	$4,580,590	6.0%	$49.50
Walgreen Eastern Co.	Retail store	— (5)	—	—	25,688	0.9%	$1,470,000	1.9%	$57.23
LinkedIn	Internet Networking business	May 2018	6/1/2016	—	31,742	1.1%	$1,237,938	1.6%	$39.00
Skanska USA Building	Engineering	Mar. 2024	—	1 x 5 years	25,057	0.9%	$1,219,550	1.6%	$48.67
Manhattan Professional Group	Tax professionals	Aug. 2026	—	—	25,611	0.9%	$1,180,264	1.5%	$46.08
Bank of America	Bank	Apr. 2015	—	1 x 5 years	14,234	0.5%	$1,152,577	1.5%	$80.97
Taylor Global	Public relations	Jul. 2018	—	—	25,744	0.9%	$1,119,105	1.6%	$43.47

Total/Weighted Average					676,913	23.8%	$34,414,630	44.8%	$50.84

(1)	Excludes (i) 123,436 rentable square feet attributable to building management use and tenant amenities and (ii) 71,054 square feet of space attributable to the observatory.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements and free rent with respect to leases in effect as of March 31, 2012 for the 12 months ending March 31, 2012 are $1,855,322. Total annualized base rent, net of abatements and free rent is $75,001.041.
(3)	In January 2011, LF USA signed a lease that increased their total square footage at the Empire State Building to 482,399 square feet, representing an additional $18,813,561 of annualized based rent, or annualized base rent per square foot of $39.00. 308,233 of this square footage has commenced as of March 31, 2012. LF USA also signed a lease in November 2011 (which is not reflected in the above table) for an additional 106,545 square feet that increased their total square footage at the Empire State Building to 588,944 square feet.
(4)	Pursuant to an amendment to Coty’s lease signed in May 2011 (which is not reflected in the above table), in April 2012, Coty increased their total square footage at the Empire State Building to 194,281 square feet, representing an additional $4,272,912 of annualized base rent as of March 31, 2012, or annualized base rent per leased square foot of $42.00 as of March 31, 2012. Coty also signed another amendment to their lease in April 2012 (which is not reflected in the above table) for an additional 118,792 square feet that increased their total square footage at the Empire State Building to 313,073 square feet.
(5)	The lease will expire 15 years and four months following substantial completion of certain expansion space pursuant to the First Lease Modification and Extension Agreement, as of August 15, 2011, between Empire State Building Company L.L.C. and Walgreen Eastern Co., Inc.

Empire State Building Lease Expirations

The following table sets forth the lease expirations for leases in place at the Empire State Building as of March 31, 2012 and for each of the ten full calendar years beginning with the year ending December 31, 2013 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights. As of March 31, 2012, the weighted average remaining lease term for the property was seven years and 11 months.

Year of Lease Expiration(1)	Number of Leases Expiring	Square Footage of Leases Expiring(2)	Percent of Property Square Feet	Annualized Base Rent(3)	Percent of Property Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot
Available	—	711,348	25.0%	—	—	—
Signed leases not commenced	—	227,041	8.0%	—	—	—
Month-to-month leases	1	1,887	0.1%	$18,450	—	$9.78
2012 (March 1, 2012 to December 31, 2012)(5)	54	270,033	9.5%	$5,966,840	7.8%	$22.10
2013	49	157,938	5.5%	$5,194,728	6.8%	$32.89
2014	42	150,370	5.3%	$4,686,447	6.1%	$31.17
2015	31	162,156	5.7%	$6,498,999	8.4%	$40.08
2016	16	95,546	3.4%	$3,097,081	4.0%	$32.41
2017	17	52,008	1.8%	$2,276,695	3.0%	$43.78
2018	25	142,416	5.0%	$5,746,967	7.5%	$40.35
2019	8	42,860	1.5%	$2,631,314	3.4%	$61.39
2020	23	234,525	8.2%	$14,517,823	18.9%	$61.90
2021	10	66,391	2.3%	$2,710,481	3.5%	$40.83
Thereafter	20	532,341	18.7%	$23,510,538	30.6%	$44.16

Total/Weighted Average	296	2,846,860	100.0%	$76,856,363	100.0%	$40.27

(1)	Excludes broadcasting licenses and observatory operations.
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 123,436 rentable square feet attributable to building management use and tenant amenities and (ii) 71,054 square feet of space attributable to the observatory.
(3)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements and free rent with respect to leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $1,855,322. Total annualized base rent, net of abatements and free rent is $75,001,041.
(4)	Represents the percentage of annualized base rent of office and ground-floor retail leases at the Empire State Building.
(5)	Includes four leases that expired during March 2012 representing an aggregate of 69,539 rentable square feet and $933,748 of annualized base rent.

Empire State Building Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for the Empire State Building as of the dates indicated below:

Date	Percentage Leased(1),(2)	Annualized Base Rent per Leased Square Foot(3)	Net Effective Annual Base Rent per Leased Square Foot(4)
March 31, 2012	67.0%	$40.27	$40.10
December 31, 2011	67.6%	$39.75	$39.37
December 31, 2010	66.2%	$35.68	$35.04
December 31, 2009	68.5%	$34.95	$34.10
December 31, 2008	69.0%	$32.41	$31.82
December 31, 2007	70.2%	$27.96	$27.29

(1)	Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.
(2)	As part of the supervisor’s effort to increase the credit quality of its tenants, the supervisor has been aggregating smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. As a result, percent leased has decreased from December 31, 2007 through March 31, 2012.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements and free rent)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.
(4)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

The Empire State Building and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for the Empire State Building is $101.52 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2011 and 2010 were $30,009,908 and $27,664,886, respectively. In the opinion of the supervisor, the Empire State Building is adequately covered by insurance.

Empire State Building Operating Lease

Empire State Building Company L.L.C. operates the property pursuant to a sublease with Empire State Building Associates L.L.C. The sublease included an initial term which expired on January 4, 1992 with renewal options to January 4, 2076, which renewals have been exercised by Empire State Building Company L.L.C. As the operating lessee, Empire State Building Company L.L.C. is required to pay Empire State Building Associates L.L.C. a fixed annual basic rent in the amount of $6,018,750 through January 4, 2013, and after such date, $5,895,625 through the expiration of all renewal terms. Under the sublease, Empire State Building Company L.L.C. also pays an additional rent of 50% of its net operating profit (as defined in the sublease) in excess of $1,000,000 for each lease year. Empire State Building Company L.L.C. is additionally required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the property adequately insured against fire and accident. Pursuant to a modification to the sublease, the basic rent was increased to cover debt service relating to the secured term loan, up to the maximum principal amount as to which the operating lessee has consented. The supervisor provides supervisory and other services for Empire State Building Company L.L.C. and Empire State Building Associates L.L.C.

One Grand Central Place, New York, New York

60 East 42nd St. Associates L.L.C. made a convertible mortgage on One Grand Central Place in 1954 through a public partnership and subsequently acquired fee title to the property in 1958. The supervisor removed the prior managing and leasing agent and gained day-to-day management of the property in November 2002. The building comprises premier office space and lower-level and ground-floor retail space. It is located on 42nd Street, between Park and Madison Avenues, directly across the street from Grand Central Terminal, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. One Grand Central Place was built in 1930. The 55-story building comprises 1,167,542 rentable square feet of office space and 68,343 rentable square feet of retail space and is constructed of concrete, steel and masonry. Its close proximity to mass transportation includes numerous subway lines and bus routes; Grand Central Terminal; and the Times Square Shuttle. In-building services and amenities include on-site building management office; 24/7 attended lobby; a multi-media conference center; messenger center for the exclusive use of building tenants; a visitor center for convenient and efficient access for building visitors; bank, newsstand and dining facilities; and additional conveniences in the building’s retail arcade. As part of an effort to increase the quality of tenants, the supervisor has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. The supervisor has implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of March 31, 2012, the building’s five largest third-party tenants, based on annualized base rent were JP Morgan Chase Bank, a global financial services firm; Pipeline Financial Group, Inc., an operator of institutional electronic brokerages in the United States and Europe; Bank of America, N.A., a global financial services firm; Charles Schwab & Co., Inc., a retail brokerage service provider; and Sunbelt Beverage Co., a wine and spirits wholesaler; and Stark Business Solutions, a builder of premium office suites.

One Grand Central Place was the recipient of the BOMA 2010 Pinnacle Award for the Operating Building of the Year, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness,” and in 2007, BOMA named One Grand Central Place as the Pinnacle Award winner for the Historical Building of the Year award, honoring a “commitment to the preservation of historical integrity while taking full advantage of the improvements of the modern era.”

Since the supervisor gained day-to-day management of One Grand Central Place in November 2002, 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C. have invested approximately $28.0 million through the restoration and renovation program at the property through March 31, 2012. The supervisor expects to complete the renovation program by 2013. The renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements that have been completed, those that are currently in process, and those that the supervisor expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby restoration and upgrade	x
Renovate and provide cooling to public corridors	x
Renovate public bathrooms	x
New windows	x
Elevator modernization	x
New tenants only conference center	x
Visitors center	x
Roof replacements	x
Restore façade	x
Replace fire alarm system	x
Additional roof replacements		x
Building wide sprinklers to comply with Local Law 26		x
Energy efficient retrofits		x
Upgrade finishes in public corridors		x
Additional bathrooms to be upgraded			x
Cooling tower			x

One Grand Central Place is subject to competition from a large number of other existing office properties and new office properties that may be constructed in the future.

One Grand Central Place Primary Tenants

The following table summarizes information regarding the primary tenants of One Grand Central Place as of March 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Date of Earliest Termination Option		Renewal Options	Total Leased Square Feet	Percent of Property Square Feet(1)	Annualized Base Rent(2)	Percent of Property Annualized Rent	Annualized Base Rent per Leased Square Foot
JP Morgan Chase Bank	Bank	Sept. 2013	—		—	18,683	1.5%	$1,465,315	3.1%	$78.43
Bank of America, N.A.	Bank	Apr. 2017	—		1 x 5 years	14,127	1.2%	$1,325,000	2.8%	$93.79
Charles Schwab & Co., Inc.	Retail broker	May 2021	—		1 x 5 years	10,702	0.9%	$1,287,300	2.9%	$120.29
Sunbelt Beverage Co., LLC	Wine & spirits wholesaler	Aug. 2023	—		—	28,594	2.3%	$1,229,542	2.6%	$43.00
Stark Business Solution	Office suites	Oct. 2021	—		1 x 5 years	26,199	2.1%	$1,116,781	2.4%	$42.63
Schoeman, Updike & Kaufman, LLP	Law firm	Oct. 2012	—		—	24,493	2.0%	$1,071,417	2.3%	$43.74
Haver Analytics, Inc.	Economic & financial database	Apr. 2018	—		—	15,852	1.3%	$1,020,771	2.2%	$64.39
Pine Brook Road Partners, LLC	Private equity firm	Sept. 2021	1/15/2015	(3)	1 x 5 years	17,825	1.4%	$937,376	2.0%	$52.59
Special Funds Conservation	Defends special disability fund & workers’ comp cases	Apr. 2021	—		1 x 5 years	17,614	1.4%	$704,560	1.5%	$40.00
Gibbs & Soell Inc.	Public relations	Nov. 2019	—		1 x 5 years	12,724	1.0%	$699,820	1.5%	$55.00

Total/Weighted Average						186,813	15.1%	$10,857,882	23.3%	$58.12

(1)	Excludes 31,315 rentable square feet attributable to building management use and tenant amenities.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of December 31, 2010, by (ii) 12. Total abatements and free rent with respect to leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $225,610. Total annualized base rent, net of abatements and free rent is $46,450,048.
(3)	Termination option applies only to 5,201 rentable square feet.

One Grand Central Place Lease Expirations

The following table sets forth the lease expirations for leases in place at One Grand Central Place as of March 31, 2012 and for each of the ten full calendar years beginning with the year ending December 31, 2013 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights. As of March 31, 2012, the weighted average remaining lease term for the property was four years and eight months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring(1)	Percent of Property Square Feet	Annualized Base Rent(2)	Percent of Property Annualized Rent(3)	Annualized Base Rent per Leased Square Foot
Available	—	228,791	18.5%	—	—	—
Signed leases not commenced	11	29,408	2.4%	—	—	—
Month-to-month leases	5	3,592	0.3%	$164,029	0.4%	$45.67
2012 (March 1, 2012 to December 31, 2012)(4)	61	152,690	12.4%	$6,345,612	13.6%	$41.56
2013	72	143,788	11.6%	$7,325,951	15.7%	$50.95
2014	55	114,957	9.3%	$5,292,527	11.3%	$46.04
2015	49	138,260	11.2%	$5,880,134	12.6%	$42.53
2016	16	45,233	3.7%	$1,954,557	4.2%	$43.21
2017	20	82,284	6.7%	$4,501,453	9.6%	$54.71
2018	7	28,204	2.3%	$1,612,001	3.5%	$57.16
2019	6	46,004	3.7%	$2,126,689	4.6%	$46.23
2020	9	42,634	3.4%	$2,114,335	4.4%	$49.59
2021	10	107,819	8.7%	$5,905,458	12.7%	$54.77
Thereafter	7	72,221	5.8%	$3,452,912	7.4%	$47.81

Total/Weighted Average	328	1,235,885	100.0%	$46,675,658	100.0%	$47.74

(1)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes 31,315 rentable square feet attributable to building management use and tenant amenities.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements and free rent with respect to leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $225,610. Total annualized base rent, net of abatements and free rent is $46,450,048
(3)	Represents the percentage of annualized base rent of office and ground-floor retail leases at One Grand Central Place.
(4)	Includes one lease that expired on March 31, 2012 representing an aggregate of 1,446 rentable square feet and $72,300 of annualized base rent.

One Grand Central Place Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for One Grand Central Place as of the dates indicated below:

Date	Percentage Leased(1), (2)	Annualized Base Rent per Leased Square Foot(3)	Net Effective Annual Base Rent per Leased Square Foot(4)
March 31, 2012	79.1%	$47.74	$48.61
December 31, 2011	79.6%	$47.58	$47.36
December 31, 2010	80.4%	$46.34	$46.11
December 31, 2009	76.8%	$45.06	$44.82
December 31, 2008	81.4%	$43.84	$43.13
December 31, 2007	83.3%	$39.70	$39.45

(1)	Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	As part of the an effort to increase the credit quality of tenants, the supervisor has been aggregating smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms at higher rents. As a result, percent leased has decreased from December 31, 2007 through March 31, 2012.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.
(4)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

One Grand Central Place and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for One Grand Central Place is $101.52 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2011 and December 31, 2010 were $10,928,078 and $10,594,397, respectively. In the opinion of the supervisor, One Grand Central Place is adequately covered by insurance.

One Grand Central Place Operating Lease

Lincoln Building Associates L.L.C. leases the property from 60 East 42nd St. Associates L.L.C. pursuant to an operating lease currently set to expire on September 30, 2033, and pursuant to such lease, Lincoln Building Associates L.L.C. operates the property. In connection with the renovation program at One Grand Central Place, in 1999, 60 East 42nd St. Associates L.L.C. authorized the agents to grant to Lincoln Building Associates L.L.C., upon completion of the renovation program, the right to further extensions of the operating lease to 2083. In connection with the approval of an increase in the estimated cost of the renovation program in 2004, the lease is expected to be extended beyond 2083, based on the net present benefit to 60 East 42nd St. Associates L.L.C. of the improvements made. The granting of such operating lease extension rights upon completion of the renovation program is expected to trigger a New York State transfer tax under current tax rules, which will be paid from mortgage proceeds and/or Lincoln Building Associates L.L.C.’s operating cash flow. As lessee, Lincoln Building Associates L.L.C. pays to 60 East 42nd St. Associates L.L.C. annual basic rent equal to the sum of $24,000 plus the constant annual mortgage charges on all mortgages, and annual additional rent, or additional rent, equal to the lesser of Lincoln Building Associates L.L.C.’s net operating income (as defined in the operating lease) for the lease year or $1,053,800. Under the operating lease, Lincoln Building Associates L.L.C. pays further additional rent equal to 50% of any remaining balance of its net operating income. The operating lease also requires an advance against additional rent equal to an annual basis, the lesser of (x) Lincoln Building associates L.L.C.’s net operating increase for the preceding lease year or (y) $1,053,800. The supervisor provides supervisory and other services for Lincoln Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C.

250 West 57th Street, New York, New York

250 West 57th St. Associates L.L.C. acquired fee title to 250 West 57th Street through a public partnership in 1953. The supervisor removed the prior managing and leasing agent and gained day-to-day management of the property in November 2002. The building comprises premier office space and ground-floor and lower-level retail space. It occupies the entire blockfront of 57th Street between Broadway and Eighth Avenue, close to Columbus Circle and the new media headquarters concentration in New York City, including Time Warner, Random House and Hearst Corporation, and is located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 250 West 57th Street was built in 1921. The 26-story building comprises 476,887 rentable square feet of office space and 51,934 rentable square feet of retail space and is constructed of concrete, steel, masonry and terra cotta. Its close proximity to mass transportation includes direct access to numerous subway lines and bus routes. In-building services and amenities include on-site building management office; concierge desk; 24/7 attended lobby; specialty retail stores; a drug store; and a barber shop. As part of an effort to increase the quality of tenants, the supervisor has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. The supervisor has implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of March 31, 2012, the building’s five largest tenants based on annualized base rent were The TJX Companies, Inc., a discount retailer of apparel and home fashions; Duane Reade, a New York-based pharmacy chain owned by Walgreen Co.; the Gap, Inc., a specialty retailer offering clothing, accessories and personal care products; N.S. Bienstock, Inc., a leading talent agency; and NIP Training Institute, a provider of psychoanalytic treatment and training for clinicians.

Since the supervisor gained day-to-day management of 250 West 57th Street in November 2002, 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C. have invested approximately $32.0 million through the restoration and renovation program at the property through March 31, 2012. The supervisor expects to complete the renovation program by 2013. The renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements that have been completed, those that are currently in process, and those that the supervisor expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Conversion of second floor to retail space	x
Chiller replacement	x
Electrical upgrades	x
Replace fire alarm system	x
Upgrade finishes in public corridors		x
Restore façade		x
Building wide sprinklers to comply with Local Law 26		x
Energy efficiency retrofits		x
Freight elevator modernization		x
New cooling tower			x

250 West 57th Street Primary Tenants

No tenant occupies 10% or more of the aggregate rentable square footage in 250 West 57th Street.

250 West 57th Street Lease Expirations

The following table sets forth the lease expirations for leases in place at 250 West 57th Street as of March 31, 2012 and for each of the ten full calendar years beginning with the year ending December 31, 2013 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	Percent of Property Square Feet	Annualized Base Rent(1)	Percent of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Available	—	64,143	12.1%	—	—	—
Signed leases not commenced	2	20,697	3.9%	—	—	—
Month-to-month leases (March 1, 2012 to December 31, 2012)	1	257	0.0%	22,200	0.1%	$86.38
2012	12	20,470	3.9%	766,068	3.8%	$37.42
2013	36	64,001	12.1%	2,908,167	14.3%	$45.44
2014	39	78,861	14.9%	3,196,505	15.8%	$40.53
2015	42	75,432	14.3%	2,981,850	14.7%	$39.53
2016	19	53,176	10.1%	1,906,209	9.4%	$35.85
2017	7	16,616	3.1%	726,304	3.6%	$43.71
2018	9	53,881	10.2%	2,518,324	12.4%	$46.74
2019	6	31,530	6.0%	1,299,415	6.4%	$41.21
2020	2	37,194	7.0%	2,144,704	10.6%	$57.66
2021	1	7,834	1.5%	1,650,000	8.1%	$210.62
Thereafter	1	4,729	0.9%	156,057	0.8%	$33.00
Total/Weighted Average	177	528,821	100.0%	20,275,805	100.0%	$45.67

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Total abatements and free rent with respect to leases in effect as of March 31, 2012 for the 12 months ending March 31, 2013 are $26,546. Total annualized base rent, net of abatements and free rent is $20,249,260.

250 West 57th Street Percent Leased Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for West 57th Street as of the dates indicated below:

Date	Percentage Leased(1), (2)	Annualized Base Rent per Leased Square Foot(3)	Net Effective Annual Base Rent per Leased Square Foot(4)
March 31, 2012	84.0%	$45.67	$44.32
December 31, 2011	85.1%	$44.98	$44.10
December 31, 2010	82.3%	$43.64	$42.39
December 31, 2009	82.8%	$45.39	$43.16
December 31, 2008	88.4%	$38.09	$35.23
December 31, 2007	81.5%	$41.94	$43.25

(1)	Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.
(2)	As part of an effort to increase the quality of tenants, the supervisor has been aggregating smaller office spaces to allow for re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms at higher rents.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.
(4)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

250 West 57th Street and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for 250 West 57th Street is $101.52 per

$1,000 of assessed value. Real estate taxes for the years ended December 31, 2011 and December 31, 2010 were $4,156,415 and $3,945,185, respectively. In the opinion of the supervisor, 250 West 57th Street is adequately covered by insurance.

250 West 57th Street Operating Lease

Fisk Building Associates L.L.C. leases the property from 250 West 57th St. Associates L.L.C. pursuant to an operating lease, as modified, which is currently set to expire on September 30, 2028, with an additional renewal option to September 30, 2053, which option Fisk Building Associates L.L.C. has exercised. Fisk Building Associates L.L.C. has also been granted options to extend the operating lease for two additional 25-year renewal terms expiring in 2103. The lease provides for an annual basic rent payable by Fisk Building Associates L.L.C. to 250 West 57th St. Associates L.L.C. equal to the sum of the constant annual to mortgage charges on all mortgages, plus $28,000. The lease also provides for payments of primary overage rent equal Fisk Building Associates L.L.C.’s net operating profit (as defined in the lease) in each lease year up to a maximum of $752,000, and secondary overage rent subsequent to September 30 of the amount equal to 50% of the excess of the of the net operating profit in excess of $752,000, less a certain amount representing interest on certain borrowed funds. The supervisor provides supervisory and other services for Fisk Building Associates L.L.C. and 250 West 57th St. Associates L.L.C.

Financing

The organizational documents of each subject LLC contain restrictions on the subject LLCs’ authority to borrow. Participants holding 100% of the outstanding participation interests in Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. must approve a financing and the participants holding greater than 75% of the outstanding participation interests in at least eight out of the ten participating groups of 250 West 57th St. Associates L.L.C. must approve a financing. If holders of 80% of the participation interests in any of the three participating groups in Empire State Building Associates L.L.C. or holders of 90% of the participation interests in any of the seven participating groups in 60 East 42nd St. Associates L.L.C. approve a financing, the agent of each participating group will be entitled to purchase the participation interests of any participants that voted against a financing. If the agent purchases these participation interests, the requirement for consent of participants holding 100% of the participation interests will be satisfied. In addition, if the operating lessees’ interest in the property will be securing the loan or will be subordinated to the loan, the operating lessee may be required to approve any financing which will require consent of its participants. As of March 31, 2012, the subject LLCs had a ratio of total indebtedness to total assets of 6.31% - 14.14%.

On July 26, 2011, Empire State Building Associates L.L.C. entered into a three-year term loan or the secured term loan, with institutional lenders, including HSBC Bank USA, National Association as agent and HSBC Bank USA, National Association and DekaBank Deutsche Girozentrale as lead arrangers. The secured term loan is secured by a mortgage on the Empire State Building. The secured term loan was amended by the First Amendment to Loan Agreement, Ratification of Loan Documents and Omnibus Amendment dated as of November 2, 2011 to provide for additional commitments from Capital One, National Association and Bank of America, N.A. so that, collectively, the loan was increased to $300.0 million. No additional funds were drawn at the time of the modification.

The lenders provided Empire State Building Associates L.L.C. with an advance of $159.0 million (of which $92.0 million refinanced existing indebtedness), and subject to the conditions set forth in the secured term loan (as amended), agreed to provide Empire State Building Associates L.L.C. with additional advances of up to $141.0 million. Provided no event of default has occurred, and subject to other conditions, upon the request of Empire State Building Associates L.L.C., HSBC has also agreed to source further additional commitments aggregating up to $200.0 million in the sole discretion of the lenders. Any further advances under the secured term loan are subject to the consent of Empire State Building Company L.L.C.

Pursuant to the terms of the secured term loan agreement, Empire State Building Associates L.L.C. and Empire State Building Company L.L.C. entered into an amendment dated July 26, 2011 to the sublease (“Third Modification of Sublease”) pursuant to which (i) Empire State Building Company L.L.C. consented to the advance of up to $159.0 million under the secured term loan and (ii) in accordance with the terms of the existing sublease agreement, which terminates on January 4, 2076, between Empire State Building Company L.L.C. and Empire State Building Associates L.L.C., the basic rent payable by Empire State Building Company L.L.C. was increased by an amount equal to the debt service on the portion of the borrowing from the secured term loan associated with improvements (excluding any principal payable upon maturity). The original basic rent payable by Empire State Building Company L.L.C. is more than sufficient to pay the debt service on the portion of the borrowing associated with purchasing the fee position in 2002. Empire State Building Company L.L.C. and ESB Observatory LLC, a subsidiary of Empire State Building Company L.L.C., also entered into subordination agreements with the agent on behalf of the lenders pursuant to which the sublease and the lease of the observatory were subordinated to the mortgage securing the secured term loan. As a result, the sublease and the observatory lease can be terminated in connection with a foreclosure by secured term loan lenders.

Subject to the terms and conditions of the secured term loan agreement, the outstanding principal amount of the secured term loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the secured term loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. In connection with this loan, Empire State Building Associates L.L.C. issued promissory notes, a mortgage encumbering the Empire State Building in favor of the agent for the lenders, and other customary security and other loan documents. The maturity date of this loan is July 26, 2014, which Empire State Building Associates L.L.C. may extend to July 26, 2015 and thereafter to July 26, 2016, in each case upon payment of an extension fee of 0.25% of the total availability under the secured term loan agreement at the time of such extension. Such extensions are subject to customary conditions, including the satisfaction of certain loan-to-value and debt yield ratios and the absence of an event of default.

The initial advance was used to pay and discharge then existing secured mortgage loans relating to the Empire State Building and to fund operations and working capital requirements related to the Empire State Building (including for improvements), including reimbursements to Empire State Building Company L.L.C. for expenditures relating to improvements previously incurred by Empire State Building Company L.L.C., and certain other general entity purposes permitted in the secured term loan including costs of the financing. On April 6, 2012, an additional $30.0 million was drawn on this loan.

Payment obligations relating to the secured term loan may be accelerated upon the occurrence of an event of default under the secured term loan agreement. Events of default under the secured term loan agreement include, subject in some cases to specified cure periods: payment defaults; failure by Empire State Building Associates L.L.C. to pay taxes; failure to keep certain insurance policies in effect; breaches of representations and covenants contained in the mortgage; defaults in the observance or performance of covenants; inaccuracy of representations and warranties in any material respect; bankruptcy and insolvency related defaults; and the entry of one or more final judgments for the payment of more than $1.0 million that are not satisfied within 30 days.

The secured term loan agreement contains affirmative and negative covenants customary for financings of this type. Negative covenants in the secured term loan agreement limit Empire State Building Associates L.L.C.’s ability, subject to certain exceptions, to transfer all or substantially all of its property; incur indebtedness and liens; dissolve, liquidate or enter into mergers or similar transactions; change its line of business; cancel debt; enter into transactions with affiliates; rezone its property; sell its assets; make certain distributions to investors; and change its organizational documents. Empire State Building Associates L.L.C. must also maintain a debt yield as specified in the secured term loan agreement.

Empire State Building Associates L.L.C. as both the fee owner and the ground lessor of the Empire State Building are mortgagors and their respective estates are therefore mortgaged. Empire State Building Company L.L.C. and the observatory tenant agreed to subordinate their respective leasehold interest to the mortgage. Accordingly, in the event of a foreclosure, their leasehold estates could be terminated.

Competition

The competitive environment in which the subject LLCs operate is substantially similar to that of the company. See “The Company Business and Properties.”

MANAGEMENT

The Company’s Directors, Director Nominees and Senior Management Team

Currently, the company has one director, Anthony E. Malkin. Upon completion of the IPO, the company’s board of directors will consist of seven members, including the independent director nominees named below who will become directors upon completion of the IPO. Each of the company’s directors is elected by the company’s stockholders to serve until the next annual meeting of the company’s stockholders and until his or her successor is duly elected and qualifies. Of the seven directors, the company expects that the company’s board of directors will determine that each of them other than Anthony E. Malkin will be considered independent in accordance with the requirements of the NYSE. The first annual meeting of the company’s stockholders after the IPO will be held in 2013. The company’s charter and bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors. However, unless the company’s charter and bylaws are amended, the number of directors may never be less than the minimum number required by the MGCL nor more than 15. The company’s Chairman Emeritus may attend meetings but will not have voting status. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of the company’s board of directors.

The following table sets forth certain information concerning the individuals who will be the company’s executive officers, directors, director nominees and certain other senior officers upon the completion of the IPO:

Name	Age	Position
Anthony E. Malkin**	50	Chairman of the company’s Board of Directors, Chief Executive Officer and President
Peter L. Malkin	78	Chairman Emeritus
		Director Nominee*
		Director Nominee*
		Director Nominee*
		Director Nominee*
		Director Nominee*
		Director Nominee*
David A. Karp**	52	Executive Vice President, Chief Financial Officer and Treasurer
Thomas P. Durels**	50	Executive Vice President
Thomas N. Keltner, Jr.**	66	Executive Vice President, General Counsel and Secretary

*	The company expects the company’s board of directors to determine that this director is independent for purposes of the NYSE corporate governance listing standards.
**	Denotes the company’s expected named executive officers.

The following sets forth biographical information concerning the individuals who will be the company’s executive officers, directors, director nominees and certain other senior officers upon the completion of the IPO.

Anthony E. Malkin is the company’s Chairman, Chief Executive Officer and President. Anthony E. Malkin joined his father and the company’s Chairman Emeritus, Peter L. Malkin, as a principal of the supervisor in 1989 and may be deemed to be the company’s promoter. As Chief Executive Officer and President, Anthony E. Malkin oversees all acquisitions, capital markets activities, leasing and corporate strategy. Prior to joining the supervisor, Anthony E. Malkin worked for Chemical Venture Partners, L.P. (now CCMP Capital Advisors, LLC), a then-recently formed venture capital and leveraged buyout affiliate of Chemical Financial Corporation and then briefly on his own to consult with and purchase small businesses. Anthony E. Malkin is a member of the Urban Land Institute, the Real Estate Roundtable, the Board of Governors of the Real Estate Board of New York, the Committee Encouraging Corporate Philanthropy, the Advisory Council of the National Resource Defense Council’s Center for Market Innovation and the Advisory Council of the Harvard Stem Cell Institute. Anthony E. Malkin is also member of the board of directors of GreenWood Resources, Inc., a sustainable forestry management company and a member of the advisory board of MissionPoint Capital Partners, a private investment firm focused on companies in the clean energy, energy efficiency and environmental finance sectors. Anthony E. Malkin guest lectures on real estate and family businesses at the McIntire School of Commerce at the University of Virginia. Anthony E. Malkin received a bachelor’s degree cum laude, General Studies, from Harvard College. Anthony E. Malkin was selected to serve as the Chairman of the company’s Board of Directors based on his real estate experience, his network of industry relationships and his comprehensive knowledge of the company’s business as the president of the supervisor.

Peter L. Malkin is the company’s Chairman Emeritus. Peter L. Malkin joined his father-in-law and the company’s co-founder, Lawrence A. Wien, as a principal of the supervisor in 1958, and was responsible for the syndication of property acquisition transactions completed by the supervisor. Peter L. Malkin is the founding chairman and currently a director of the Grand Central Partnership, a director of The 34th Street Partnership and a director of The Fashion Center Business Improvement District, each of which is a not-for-profit organization that provides supplemental public safety, sanitation and capital improvement services to a designated area in midtown Manhattan. Peter L. Malkin is also a member of the Executive Committee of the Board of Directors of Lincoln Center for the Performing Arts, (the longest serving board member of that institution), Chairman of the Dean’s Council of the John F. Kennedy School of Government at Harvard University, Co-Chair Emeritus of The Real Estate Council of the Metropolitan Museum of New York, founder and Honorary Co-Chair of the Committee Encouraging Corporate Philanthropy, a Director Emeritus of U.S. Trust Corporation, a member of the Advisory Committee of the Greenwich Japanese School, a partner in the New York City Partnership and Chamber of Commerce and a director of the Realty Foundation of New York. Peter L. Malkin received a bachelor’s degree summa cum laude, Phi Beta Kappa, from Harvard College and a law degree magna cum laude from Harvard Law School.

David A. Karp is the company’s Executive Vice President and Chief Financial Officer and Treasurer. Mr. Karp joined the supervisor in November 2011 and is responsible for finance, capital markets, investor relations and administration. Prior to joining the supervisor from February 2006 to February 2011, Mr. Karp served as Managing Director and Chief Financial Officer, and from February 2009 to February 2011, he served as Chief Operating Officer of Forum Partners Investment Management, a global real estate private equity firm, where he was responsible for both firm-level and fund-level financial management and strategy, including risk management, treasury, foreign exchange and interest rate hedging, budgeting and debt financing. From January 1996 to August 2005, Mr. Karp served as President, Chief Operating Officer and Chief Financial Officer of Falcon Financial Investment Trust, a publicly traded real estate investment trust and its predecessor. Mr. Karp received a bachelor’s degree summa cum laude in Economics from the University of California, Berkeley and an M.B.A. in Finance and Real Estate from the Wharton School at the University of Pennsylvania.

Thomas P. Durels is one of the company’s Executive Vice Presidents. Mr. Durels joined the supervisor in 1990 and is responsible for the company’s real estate activities, including property redevelopment, repositioning, leasing, management and construction. Mr. Durels also supervises the company’s acquisition staff and oversees the development of Metro Tower. Prior to joining the supervisor, from February 1984 to April 1990, he served as Assistant Vice President—Engineering and Construction at Helmsley Spear, Inc., where Mr. Durels was responsible for construction and engineering of office, hotel, residential and retail properties, and he was also a licensed real estate salesperson, specializing in the sale of investment properties. Mr. Durels is a member of the Real Estate Board of New York, the Urban Land Institute and the Young Men’s and Women’s Real Estate Association, for which he served as Treasurer in 2003. Mr. Durels received a bachelor’s degree in Mechanical Engineering from Lehigh University.

Thomas N. Keltner, Jr. is the company’s Executive Vice President, General Counsel and Secretary. Mr. Keltner joined the supervisor in 1978 and became its general counsel in 1997, and is responsible for leading a legal staff that provides and coordinates legal services in the supervisor’s transaction, compliance, and litigation matters. Mr. Keltner has served as a chair and/or member of bar association committees on both real estate and business entities, and he is a member of the Real Estate Board of New York and the New York Advisory Board of the Stewart Title Insurance Company. From 1974 to 1975, he served as law clerk to Judge Alfred P. Murrah, U.S. Court of Appeals (10th Circuit). Mr. Keltner received a bachelor’s degree cum laude from Harvard College and a law degree as a Stone Scholar from Columbia Law School.

Corporate Governance Profile

The company has structured its corporate governance in a manner the company believes closely aligns its interests with those of its stockholders. Notable features of the company’s corporate governance structure include the following:

•	the company’s board of directors is not staggered, with each of the company’s directors subject to re-election annually;

•

of the seven persons who will serve on the company’s board of directors immediately after the completion of the consolidation and the IPO, the company expects that the company’s board of directors will determine that six, or approximately 85%, of the company’s directors are independent for purposes of the NYSE’s corporate governance listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act;

•	the company anticipates that at least one of the company’s directors will qualify as an “audit committee financial expert” as defined by the Securities and Exchange Commission, or the SEC;

•	the company has opted out of the business combination and control share acquisition statutes in the MGCL; and

•	the company does not have a stockholder rights plan.

The company’s business is managed by the company’s senior management team, subject to the supervision and oversight of the company’s board of directors, which has established investment policies described under “Policies with Respect to Certain Activities—Investment Policies” for the company’s senior management team to follow in its day-to-day management of the company’s business. The company’s directors will stay informed about the company’s business by attending meetings of the company’s board of directors and its committees and through supplemental reports and communications. The company’s independent directors will meet regularly in executive sessions without the presence of the company’s corporate officers or non-independent directors.

The Board’s Leadership Structure

The company’s board of directors understands there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which the company operates, the appropriate leadership may vary as circumstances warrant. The company’s board of directors currently believes it is in the company’s best interests to have Anthony E. Malkin serve as Chairman of the company’s Board of Directors, Chief Executive Officer and President. The company’s board of directors believes combining these roles promotes effective leadership and provides the clear focus needed to execute the company’s business strategies and objectives.

The company’s board of directors intends to select              to serve as the company’s initial lead independent director. The lead independent director’s duties include chairing executive sessions of the independent directors, facilitating communications and resolving conflicts between the independent directors, other members of the company’s board of directors and the management of the company, and consulting with and providing counsel to the company’s chief executive officer as needed or requested. It is expected that the lead independent director will be rotated among the company’s independent directors every two years.

The Board’s Role in Risk Oversight

The company’s board of directors will play an active role in overseeing management of the company’s risks. Upon completion of the IPO, the committees of the company’s board of directors will assist the company’s full board in risk oversight by addressing specific matters within the purview of each committee. The company’s audit committee will focus on oversight of financial risks relating to the company; the company’s compensation committee will focus primarily on risks relating to executive compensation plans and arrangements; and the company’s nominating and corporate governance committee will focus on reputational and corporate governance risks relating to the company including the independence of the company’s board of directors. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the company’s full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise. The company believes the leadership structure of the company’s board of directors supports effective risk management and oversight.

Board Committees

Upon completion of the IPO, the company’s board of directors will form an audit committee, a compensation committee and a nominating and corporate governance committee and adopt charters for each of these committees. Each of these committees will have three directors and will be composed exclusively of independent directors, as defined by the listing standards of the NYSE. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as the company are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code.

Audit Committee

The audit committee will be comprised of             ,              and             , each of whom will be an independent director and “financially literate” under the rules of the NYSE.              will chair the company’s audit committee and serve as the company’s audit committee financial expert, as that term is defined by the applicable SEC regulations.

The audit committee assists the company’s board of directors in overseeing:

•	the company’s financial reporting, auditing and internal control activities, including the integrity of the company’s financial statements;

•	the company’s compliance with legal and regulatory requirements and ethical behavior;

•	the independent auditor’s qualifications and independence;

•	the performance of the company’s internal audit function and independent auditor; and

•	the preparation of audit committee reports.

The audit committee is also responsible for engaging the company’s independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of the company’s internal accounting controls.

Compensation Consultant

The company has retained FPL Associates LP, a compensation consulting firm, to provide advice regarding the executive compensation program for its senior management team following the completion of the IPO. FPL Associates LP has not performed and does not currently provide any other services to management, the company or the supervisor. The company has requested that FPL Associates LP provide analysis and recommendations regarding base salaries, annual bonuses and long-term incentive compensation for its executive management team, and a director compensation program for non-employee members of its board of directors.

Compensation Committee

The compensation committee will be comprised of             ,              and             , each of whom will be an independent director. will chair the company’s compensation committee.

The principal functions of the compensation committee will be to:

•

review and approve on an annual basis the corporate goals and objectives relevant to the compensation paid by the company to the company’s president and chief executive officer and the other members of the company’s senior management team, evaluate the company’s president and chief executive officer’s performance and the other members of the company’s senior management team’s performance in light of such goals and objectives and, either as a committee or together with the company’s independent directors (as directed by the board of directors), determine and approve the remuneration of the company’s chief executive officer and the other members of the company’s senior management team based on such evaluation;

•	oversee any equity-based remuneration plans and programs;

•	assist the board of directors and the chairman in overseeing the development of executive succession plans;

•	determine from time to time the remuneration for the company’s non-executive directors; and

•	prepare compensation committee reports.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be comprised of             ,              and             , each of whom will be an independent director.              will chair the company’s nominating and corporate governance committee.

The nominating and corporate governance committee will be responsible for:

•	providing counsel to the board of directors with respect to the organization, function and composition of the board of directors and its committees;

•	overseeing the self-evaluation of the board of directors as a whole and of the individual directors and the board’s evaluation of management and report thereon to the board;

•	periodically reviewing and, if appropriate, recommending to the board of directors changes to, the company’s corporate governance policies and procedures;

•	identifying and recommending to the board of directors potential director candidates for nomination; and

•	recommending to the full board of directors the appointment of each of the company’s executive officers.

Code of Business Conduct and Ethics

Upon completion of the IPO, the company’s board of directors will establish a code of business conduct and ethics that applies to the company’s directors and officers. Among other matters, the company’s code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in the company’s SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for the company’s directors or officers may be made only by the company’s board of directors or one of the company’s board committees and will be promptly disclosed as required by law or stock exchange regulations.

Director Compensation

A member of the company’s board of directors who is also an employee or affiliate of the company is referred to as an executive director. Executive directors will not receive compensation for serving on the company’s board of directors. The company intends to approve and implement a compensation program for its independent directors that consists of annual retainer fees and long-term equity awards. The company will also reimburse each of the company’s independent directors for his or her travel expenses incurred in connection with his or her attendance at full board of directors and committee meetings. The company has not made any payments to any of its independent director nominees to date.

Executive Compensation

Compensation Discussion and Analysis

The company believes the primary goal of executive compensation is to align the interests of the company’s senior management team with those of the company’s stockholders in a way that allows the company to attract and retain the best executive talent. The company’s board of directors has not yet formed the company’s compensation committee. Accordingly, the company has not adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to the company’s senior management team. The company anticipates the compensation committee, once formed, will design a compensation program that rewards, among other things, favorable stockholder returns, share appreciation, the company’s competitive position within its segment of the real estate industry and each member of the company’s senior management team’s long-term career contributions to the company. The company expects compensation incentives designed to further these goals will take the form of annual cash compensation and equity awards, and long-term cash and equity incentives measured by performance targets to be established by the compensation committee. In addition, the company’s compensation committee may determine to make awards to new executive officers in order to attract talented professionals to serve the company. The company will pay base salaries and annual bonuses and expect to make grants of awards under the company’s equity incentive plan to certain members of the company’s senior management team, effective upon completion of the IPO. These awards under the company’s equity incentive plan will be granted to recognize such individuals’ efforts on the company’s behalf in connection with the company’s formation and the IPO and to provide a retention element to their compensation.

Compensation of Named Executive Officers

Because the company was only recently organized, meaningful individual compensation information is not available for prior periods. The following table sets forth the annualized base salary and other compensation that would have been paid in 2012 to the company’s chief executive officer, the company’s chief financial officer and the two other most highly compensated members of the company’s senior management team, whom the company refer to collectively as the company’s “named executive officers,” assuming they were officers for all of 2012. The anticipated 2012 compensation for each of the company’s named executive officers listed in the table below was determined through negotiations with them. The company expects to disclose actual 2012 compensation for the company’s named executive officers in 2013, to the extent required by applicable SEC disclosure rules.

Summary Compensation Table

	2012 Annualized Compensation		Stock Awards(2)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(3)	Total ($)(4)
Name and Principal Position	Salary ($)(1)	Bonus ($)(1)
Anthony E. Malkin
Chairman of the Board, Chief Executive Officer and President
David A. Karp
Chief Financial Officer, Executive Vice President and Treasurer
Thomas P. Durels
Executive Vice President
Thomas N. Keltner, Jr.
Executive Vice President, General Counsel and Secretary

(1)	Salary amounts are annualized for the year ending December 31, 2012 based on employment based on the expected base salary levels to be effective upon consummation of the IPO.
(2)	Reflects grant of LTIP units/ shares of restricted Class A common stock under the company’s equity incentive plan upon completion of the IPO. Upon completion of the IPO, the company will grant , , and units/shares to each of Messrs. Malkin, Karp, Durels and Keltner, respectively.
(3)	The executive officers may receive certain perquisites or other personal benefits.
(4)	Amounts shown in this column do not include (i) the value of the LTIP unit/restricted Class A common stock grants (described in Note 2 above) that are expected to be granted to the company’s named executive officers in connection with the IPO or (ii) the value of the perquisites or other personal benefits the company’s named executive officers will receive.

Employment Agreement

Upon completion of the IPO, the company intends to enter into a written employment agreement with Anthony E. Malkin. The company anticipates that this employment agreement will provide an initial base salary to Mr. Malkin that is competitive to the compensation paid to officers at companies within the company’s peer group. In addition, Mr. Malkin will be eligible to receive an annual discretionary cash performance bonus, the amount of which will be determined based on the attainment of performance criteria established by the company’s compensation committee. The company will also grant Mr. Malkin a certain number of LTIP units and/or shares of restricted Class A common stock pursuant to the company’s equity incentive plan. The company anticipates that the employment agreement will provide that Mr. Malkin may be entitled to severance payments or the provision of other benefits from the company in certain circumstances upon termination of his employment or upon a change of control. The company also anticipates that the employment agreement will include certain employment restrictions including nondisclosure, non-compete, and non-solicitation provisions, and will require Mr. Malkin to devote a majority of his business time and attention to the company subject to certain exceptions described in “Certain Relationships and Related Transactions—Excluded Properties and Businesses.”

401(k) Plan

The company intends to adopt a tax-qualified 401(k) Retirement Savings Plan, or the 401(k) Plan. All eligible employees will be able to participate in the company’s 401(k) plan, including the company’s named executive officers. The company intends to provide this plan to help the company’s employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the company’s 401(k) plan, employees will be eligible to defer a portion of their salary, and the company expects to match a portion of each eligible employee’s contributions. The company does not intend to provide an option for the company’s employees to invest in the company’s Class  A common stock through the company’s 401(k) plan.

Equity Incentive Plan

Prior to the completion of the IPO, the company will adopt an equity incentive plan to provide incentive distributions to members of the company’s senior management team, the company’s independent directors, advisers, consultants and other personnel. Unless terminated earlier or renewed, the company’s equity incentive plan will terminate in 2022, but will continue to govern unexpired awards. The company’s equity incentive plan provides for grants of stock options, shares of restricted Class A common stock, phantom shares, dividend equivalent rights and other equity-based awards.

The company’s equity incentive plan is administered by the compensation committee appointed for such purposes. The compensation committee, as appointed by the company’s board of directors, has the full authority to (i) authorize the granting of awards to eligible persons, (ii) determine the eligibility of directors, members of the company’s senior management team, advisors, consultants and other personnel to receive an equity award, (iii) determine the number of shares of Class A common stock to be covered by each award (subject to the individual participant limitations provided in the company’s equity incentive plan), (iv) determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of the company’s equity incentive plan), (v) prescribe the form of instruments evidencing such awards, (vi) make recommendations to the company’s board of directors with respect to equity awards that are subject to board approval and (vii) take any other actions and make all other determinations that it deems necessary or appropriate in connection with the company’s equity incentive plan or the administration or interpretation thereof. In connection with this authority, the compensation committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. From and after the consummation of the IPO, the compensation committee will consist solely of independent directors, each of whom is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee director and will, at such times as the company are subject to Section 162(m) of the Code and intend for awards to be treated as performance-based compensation for purposes of Section 162(m), qualify as an outside director for purposes of Section 162(m) of the Code, or, if no committee exists, the board of directors.

Available Shares

The company’s equity incentive plan provides for grants of stock options, shares of restricted Class A common stock, phantom shares, dividend equivalent rights and other equity-based awards up to an aggregate of     % of the issued and outstanding shares of the company’s common stock as of the later of the date of the IPO or the last closing date of any shares of the company’s Class A common stock sold pursuant to the underwriters’ exercise of their option to purchase additional              shares (on a fully diluted basis (assuming, if applicable, the exercise of all outstanding stock options, the conversion of all warrants and convertible securities into shares of Class A common stock and the exchange of all outstanding operating partnership units into shares of Class A common stock) and including shares to be sold pursuant to the underwriters’ exercise of their option to purchase up to an additional shares of the company’s Class A common stock), but excluding any shares issued or issuable under the company’s equity incentive plan. If an award granted under the company’s equity incentive plan expires, is forfeited or terminates, the shares of the company’s Class A common stock subject to any portion of the award that expires, is forfeited or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Unless previously terminated by the company’s board of directors, no new award may be granted under the company’s equity incentive plan after the tenth anniversary of the earlier of date that such plan was approved by the company’s board of directors or the holders of the company’s common stock. Upon the completion of the IPO, the company will grant              LTIP units and/or shares of the company’s restricted Class A common stock to the company’s executive officers under the company’s equity incentive plan and              shares of the company’s restricted Class A common stock to the company’s independent directors, which will be subject to certain vesting requirements.

To the extent the compensation committee deems appropriate, it will establish performance criteria and satisfy such other requirements as may be applicable in order to satisfy the requirements for performance-based compensation under Section 162(m) of the Code.

Awards Under the Plan

Stock Options.    The terms of specific stock options, including whether stock options shall constitute “incentive stock options” for purposes of Section 422(b) of the Code, shall be determined by the compensation committee. The exercise price of a stock option shall be determined by the committee and reflected in the applicable award agreement. The exercise price with respect to stock options may not be lower than 100% (110% in the case of an incentive stock option granted to a 10% stockholder, if permitted under the company’s equity incentive plan) of the fair market value of the company’s Class A common stock on the date of grant. Each stock option will be exercisable after the period or periods specified in the award agreement, which will generally not exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% stockholder, if permitted under the company’s equity incentive plan). Incentive stock options may only be granted to the company’s employees and employees of the company’s subsidiaries. Stock options will be exercisable at such times and subject to such terms as determined by the compensation committee. The company may also grant stock appreciation rights, which are stock options that permit the recipient to exercise the stock option without payment of the exercise price and to receive shares of Class A common stock (or cash or a combination of the foregoing) with a fair market value equal to the excess of the fair market value of the shares of the company’s Class A common stock with respect to which the stock option is being exercised over the exercise price of the stock option with respect to those shares. The exercise price with respect to stock appreciation rights may not be lower than 100% of the fair market value of the company’s Class A common stock on the date of grant.

Shares of Restricted Common Stock.    A restricted stock award is an award of shares of Class A common stock that is subject to restrictions on transferability and such other restrictions the compensation committee may impose at the date of grant. Grants of shares of restricted Class A common stock will be subject to vesting schedules and other restrictions as determined by the compensation committee. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established criteria, in such installments or otherwise, as the compensation committee may determine. Except to the extent restricted under the award agreement relating to the shares of restricted Class A common stock, a participant granted shares of restricted Class A common stock has all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the shares of restricted Class A common stock. Although dividends may be paid on shares of restricted Class A common stock, whether or not vested, at the same rate and on the same date as on shares of the company’s Class A common stock (unless otherwise provided in an award agreement), holders of shares of restricted Class A common stock are prohibited from selling such shares until they vest.

Phantom Shares.    A phantom share represents a right to receive the fair market value of a share of Class A common stock, or, if provided by the compensation committee, the right to receive the fair market value of a share of Class A common stock in excess of a base value established by the compensation committee at the time of grant. Phantom shares may generally be settled in cash or by transfer of shares of Class A common stock (as may be elected by the participant or the compensation committee or as may be provided by the compensation committee at grant). The compensation committee may, in its discretion and under certain circumstances (taking into account, without limitation, Section 409A of the Code), permit a participant to receive as settlement of the phantom shares installment payments over a period not to exceed ten years.

Dividend Equivalents.    A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of common stock) of dividends paid on shares of common stock otherwise subject to an award. The compensation committee may provide that amounts payable with respect to dividend equivalents shall be converted into cash or additional shares of common stock. The compensation committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.

Other Share-Based Awards.    The company’s equity incentive plan authorizes the granting of other awards based upon shares of the company’s Class A common stock (including the grant of securities convertible into shares of Class A common stock and the grant of LTIP units), subject to terms and conditions established at the time of grant.

The company intends to file with the SEC a Registration Statement on Form S-8 covering the shares of the company’s Class A common stock issuable under the company’s equity incentive plan.

Change in Control

Under the company’s equity incentive plan, a change in control is defined as the occurrence of any of the following events: (i) the acquisition of more than 50% of the company’s then outstanding shares of common stock or the combined voting power of the company’s outstanding securities by any person; (ii) the sale or disposition of all or substantially all of the company’s assets, other than certain sales and dispositions to entities owned by the company’s stockholders; (iii) a merger, consolidation or statutory share exchange where the company’s stockholders immediately prior to such event hold less than 50% of the voting power of the surviving or resulting entity; (iv) during any consecutive twenty-four calendar month period, the members of the company’s board of directors at the beginning of such period, the “incumbent directors,” cease for any reason (other than due to death) to constitute at least a majority of the members of the company’s board (for these purposes, any director whose election or nomination for election was approved or ratified by a vote of at least a majority of the incumbent directors shall be deemed to be an incumbent director); or (v) stockholder approval of a plan or proposal for the company’s liquidation or dissolution.

Upon a change in control, the compensation committee may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control, but only if the compensation committee determines that the adjustments do not have an adverse economic impact on the participants (as determined at the time of the adjustments).

Amendments and Termination

The company’s board of directors may amend, suspend, alter or discontinue the company’s equity incentive plan but cannot take any action that would impair the rights of an award recipient with respect to an award previously granted without such award recipient’s consent unless such amendments are required in order to comply with applicable laws. The company’s board of directors may not amend the company’s equity incentive plan without stockholder approval in any case in which amendment in the absence of such approval would cause the company’s equity incentive plan to fail to comply with any applicable legal requirement or applicable exchange or similar requirement, such as an amendment that would:

•

other than through adjustment as provided in the company’s equity incentive plan, increase the total number of shares of Class A common stock reserved for issuance under the company’s equity incentive plan;

•	materially expand the class of directors, officers, employees, consultants and advisors eligible to participate in the company’s equity incentive plan;

•	reprice any stock options under the company’s equity incentive plan; or

•	otherwise require such approval.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The company’s charter contains such a provision and eliminates the liability of the company’s directors and officers to the maximum extent permitted by Maryland law. For further details with respect to the limitation on the liability of the company’s directors and officers, the indemnification of the company’s directors and officers and the relevant provisions of the MGCL, see “Certain Provisions of the Maryland General Corporation Law and the Company’s Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.” In addition, the company’s directors and officers will be entitled to indemnification under the partnership agreement of the company’s operating partnership; for further details see “Description of Operating Partnership Units and the Partnership Agreement of the Operating Partnership—Management Liability and Indemnification.”

The company will obtain a policy of insurance under which the company’s directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act. Additionally, the company intends to enter into indemnification agreements with each of the company’s directors, executive officers, chairman emeritus and certain other parties upon the closing of the IPO, which will require, among other things, that the company maintain a comparable “tail” directors’ and officers’ liability insurance policy for six years after each director or executive officer ceases to serve in such capacity.

Rule 10b5-1 Sales Plans

The company’s directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of the company’s Class A common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. The company’s directors and officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material non-public information subject to compliance with the terms of the company’s insider trading policy. Prior to one year after the date of the completion of the IPO (subject to potential extension, early termination and certain other conditions contained in the lock-up agreement) with respect to the company’s senior management team, the sale of any shares under such plan will be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee is a current or former officer or employee of the company or any of its subsidiaries. None of the company’s named executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of the company’s board of directors or compensation committee.

PRINCIPAL STOCKHOLDERS OF THE COMPANY

The following table sets forth certain information regarding the beneficial ownership of shares of the company’s common stock and shares of the company’s common stock into which operating partnership units are exchangeable immediately following the completion of the consolidation and the IPO for:

•	the company’s directors and each of the director nominees;

•	each of the company’s named executive officers;

•	each person who is expected to be the beneficial owner of 5% or more of the company’s outstanding common stock immediately following the completion of the IPO; and

•	all of the company’s directors, director nominees and executive officers as a group.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the investor has the right to acquire within 60 days (such as shares of restricted Class A common stock that are currently vested or which are scheduled to vest within 60 days).

Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Unless otherwise indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of the company’s principal executive office, Empire State Realty Trust, Inc., One Grand Central Place, New York, New York. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name and Address	Number of Shares of Common Stock Beneficially Owned(1)	Percent of All Shares of Common Stock(1)	Number of Shares of Common Stock and Operating Partnership Units Beneficially Owned(2)	Percent of All Shares of Common Stock and Operating Partnership Units(2)
Anthony E. Malkin
Peter L. Malkin
Director Nominee
Director Nominee
Director Nominee
Director Nominee
Director Nominee
Director Nominee
David A. Karp
Thomas P. Durels
Thomas N. Keltner, Jr.
The Helmsley estate
All directors, director nominees and executive officers as a group (10 persons)

*	Represents less than 1% of the number of shares of common stock outstanding upon the closing of the IPO.
**	Represents less than 1% of the number of shares of common stock and operating partnership units, including LTIP units/shares of restricted Class A common stock outstanding immediately after the closing of the consolidation and the IPO.
(1)	Assumes a total of shares of common stock outstanding immediately after the closing of the consolidation and the IPO.

(2)	Assumes a total of shares of the company’s common stock and operating partnership units are outstanding immediately after the closing of the consolidation and the IPO comprised of shares of Class A common stock, including shares of restricted Class A common stock and shares of Class B common stock, which may be exchanged on a one-for-one basis for shares of the Company’s Class A common stock and operating partnership units which may be exchanged for cash or, at the company’s option, shares of Class A common stock on a one-for-one basis beginning 12 months after the closing of the IPO and LTIP units. In addition, share amounts for individuals, directors, director nominees and executive officers as a group assume that all operating partnership units, including LTIP units, held by the person are exchanged for shares of Class A common stock. The total number of shares of common stock outstanding used in calculating this percentage assumes that none of the operating partnership units held by other persons are exchanged for shares of Class A common stock.

The company currently has outstanding 1,000 shares of common stock, all of which are owned by Anthony E. Malkin, the company’s Chairman, Chief Executive Officer and President. Upon completion of the IPO, the company will repurchase all 1,000 shares of Class A common stock from Anthony E. Malkin at cost of $0.10 per share.

RELATED PARTY TRANSACTIONS

Transactions Relating to the Consolidation

Following the consolidation, certain executives of the supervisor will be members of the senior management team and Anthony E. Malkin, an executive and principal of the supervisor, will be Chairman, Chief Executive Officer, President and a director of the company. These executives and the Malkin Holdings group hold interests in the subject LLCs, the private entities and the management companies. Upon completion of the consolidation, the Malkin Holdings group will receive, in exchange for their interests in the subject LLCs and private entities, including their override interests, 64,174,538 shares of Class A common stock and Class B common stock and operating partnership units having an aggregate value, based on the exchange value of $641,745,376, which they will receive in accordance with the allocation of exchange value based on the Appraisal of the independent valuer. The amounts allocated to the Malkin Holdings group are based on the hypothetical $10 per share exchange value that the supervisor arbitrarily assigned for illustrative purposes, and consist of their interests as participants which will be allocated to them on the same basis as other participants; their interests as holders of override interests which will be allocated to them in accordance with the subject LLCs’ and private entities’ organizational documents; and their interests in the management companies, which will be allocated to them in accordance with the valuations of the management companies by the independent valuer. This is in addition to shares of Class A common stock issuable in respect of the voluntary pro rata reimbursement program consented to by participants in the subject LLCs and its share of distributions of any cash available for distribution from the subject LLCs prior to the consolidation. The Helmsley estate will receive Class A common stock, Class B common stock and/or operating partnership units and cash having an aggregate exchange value of $1,022,374,853. The Helmsley estate has exercised the cash option as to all of the operating partnership units issuable to it by the private entities in the consolidation (which based on the exchange values represents 25.71% of the common stock on a fully-diluted basis) and will receive Class A common stock, Class B common stock and/or operating partnership units to the extent that the cash available for this purpose is insufficient to pay all of the consideration in cash. The Helmsley estate is expected to receive a substantial portion of the proceeds from the IPO pursuant to the cash election. The Helmsley estate will also receive an amount equal to any New York City transfer tax savings resulting from its status as a charitable organization. In addition, the company and the Helmsley estate have agreed that if the IPO is upsized after the effective time of the registration statement filed in connection with the IPO or if the underwriters in the IPO exercise their option to purchase additional shares of Class A common stock, all additional net proceeds from the sale of shares of Class A common stock issued by the company in such upsize or option will be allocated solely to the Helmsley estate for purposes of the consolidation at the same value as the cash option described above. For more information on transactions in connection with the consolidation, see “The Consolidation.”

Tax Protection Agreement

The operating partnership intends to enter into a tax protection agreement with Peter L. Malkin and Anthony E. Malkin pursuant to which the operating partnership will agree to indemnify the Wien group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 1.6% of the aggregate exchange value) to be acquired by the operating partnership in the consolidation, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin, who are 78 and 75 years old, respectively, for the three other properties, (ii) the operating partnership’s failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership’s failing to make available to any of these investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such investor received in the consolidation.

The operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after the IPO, the amount of the operating partnership’s indemnification obligations (based on tax rates applicable for the taxable year ending December 31, 2012, and exchange values, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $84.7 million. See “The Consolidation—Description of the Tax Protection Agreement.”

Partnership Agreement

Concurrently with the completion of the IPO, the company will enter into the operating partnership agreement with the various persons receiving operating partnership units in the consolidation, including certain members of the company’s senior management team and participants in the private entities and equity holders in the management companies. As a result, such persons will become limited partners of the operating partnership. See “Description of Operating Partnership Units and the Partnership Agreement of the Operating Partnership.”

Pursuant to the operating partnership agreement, limited partners of the operating partnership will have rights beginning 12 months after the completion of the IPO to require the operating partnership to redeem all or part of their operating partnership units for cash equal to the then-current market value of an equal number of shares of the company’s Class A common stock (determined in accordance with and subject to adjustment under the partnership agreement), or, at the company’s election, to exchange their operating partnership units for shares of the company’s Class A common stock on a one-for-one basis subject to certain adjustments and the restrictions on ownership and transfer of the company’s stock set forth in the company’s charter and described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Registration Rights

Upon completion of the IPO and the consolidation, the company will enter into a registration rights agreement with certain persons receiving shares of the company’s common stock or operating partnership units in the consolidation, including certain members of the company’s senior management team. Under the terms of the registration rights agreement, the participants in the consolidation, including the Helmsley estate, will receive rights to have shares of common stock held by them registered for resale under the Securities Act and the Malkin Family and the Helmsley estate will have rights to demand underwritten offerings with respect to such resales. See “The Consolidation—Registration Rights Agreement.”

Employment Agreement

The company intends to enter into an employment agreement with Anthony E. Malkin that will become effective upon the consummation of the IPO. This agreement will provide for salary, bonuses and other benefits, including among other things, severance benefits upon a termination of employment under certain circumstances and the issuance of equity awards. See “Management—Employment Agreement.”

Indemnification of the Company’s Directors and Officers

Upon completion of the IPO, the company intend to enter into indemnification agreements with each of the company’s directors, executive officers, chairman emeritus and certain other parties, providing for the indemnification by the company for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) the company’s directors, executive officers and chairman emeritus and (ii) the company’s executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of the supervisor in their capacities as such as described in “Management—Limitation of Liability and Indemnification.”

Option Agreements

The company has entered into the option agreements with certain of the private entities supervised by the supervisor granting the company the right to acquire each of the following two option properties or interests therein.

112-122 West 34th Street

Pursuant to the company’s option agreements for 112-122 West 34th Street, the company may acquire from 112 West 34th Street Associates L.L.C. and 112 West 34th Street Company Associates L.L.C. their rights in the property, on or before the later of (i) 12 months after the company receive notice of a settlement or a final, non-appealable judgment of certain ongoing litigation with respect to the property or (ii) six months after the completion of independent valuations described below, but in no event later than seven years from the completion of the IPO. The purchase price will be based on an appraisal by independent third parties, unless the company and the owners of 112-122 West 34th Street, with the consent of the Helmsley estate, agree to a negotiated price, and unless the litigation related to 112-122 West 34th Street is resolved prior to the closing of the consolidation, in which case investors in 112 West 34th Street Associates L.L.C. and 112 West 34th Street Company Associates L.L.C. will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. The company has agreed that Anthony E. Malkin, the company’s Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on the company’s behalf. One or more of the company’s independent directors will lead the appraisal or negotiation process on the company’s behalf and a majority of the company’s independent directors must approve the price and terms of the acquisition of interests in the company’s option property. The purchase price is payable in a combination of cash, shares of the company’s common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. As a result of the ongoing litigation, the company cannot predict when or if the company will acquire this property.

1400 Broadway

Pursuant to the company’s option agreement for 1400 Broadway, the company may acquire from 1400 Broadway Associates L.L.C. its rights in the property, on or before the later of (i) 12 months after the company receive notice of a settlement or a final, non-appealable judgment of certain ongoing litigation with respect to the property or (ii) six months after the completion of independent valuations described below, but in no event later than seven years from the completion of the IPO. The purchase price will be based on an appraisal by independent third parties, unless the company and the owners of 1400 Broadway, with the consent of the Helmsley estate, agree to a negotiated price, and unless the litigation related to 1400 Broadway is resolved prior to the closing of the consolidation, in which case investors in 1400 Broadway Associates L.L.C. will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. The company has agreed that Anthony E. Malkin, the company’s Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on the company’s behalf. One or more of the company’s independent directors will lead the appraisal or negotiation process on the company’s behalf and a majority of the company’s independent directors must approve the acquisition of interests in the company’s option property. The purchase price is payable in a combination of cash, shares of the company’s common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. As a result of the ongoing litigation, the company cannot predict when or if the company will acquire this property.

Concurrently with the consummation of the IPO, the company intends to enter into management agreements with respect to each of the option properties.

Cash Amounts

As permitted under the contribution agreements and merger agreements entered into by the company and the subject LLCs, private entities or the management companies, as applicable, the subject LLCs, private entities and the management companies will declare final distributions to the investors in such entities, including members of the company’s senior management team and certain of their affiliates and related persons, in the amount of approximately $         in the aggregate (which amount is the company’s estimate based on the company’s historical combined balance sheet as of March 31, 2012), of which $         will be paid to the Malkin Family, including Anthony E. Malkin and Peter L. Malkin, in accordance with their ownership interests in each applicable subject LLC private entity and management company. These amounts are in addition to the consideration to be received by the Malkin Holdings group in the consolidation, as set forth elsewhere in this prospectus/consent solicitation. The company anticipates this amount will be lower on the date the subject LLCs and private entities declare their respective final distributions due to expenses they will incur and pay in operating their business prior to such declaration date. The contribution agreements and merger agreements provide that the subject LLCs, private entities and management companies may distribute their cash (in the case of the existing entities, excluding from such distributable cash, any reserves on deposit with lenders for escrow accounts; amounts attributable to certain prepayments of rent, management fees or other income streams or expense reimbursements; and amounts held by the existing entities as security deposits or amounts otherwise required to be reserved by the existing entities pursuant to existing agreements with third parties) to their investors in accordance with the provisions of such entities’ organizational documents; provided that cash will only be distributed by any entity to the extent that it exceeds the normalized level of net working capital for such entity, as determined by the supervisor (determined based on the most recent quarterly financial statements). Such payments will not be made from the net proceeds of the IPO.

Excluded Properties and Businesses

In addition to the interests in the properties being acquired from the subject LLCs and the private entities or entities organized by them, the Malkin Family owns non-controlling interests in, and Anthony E. Malkin and Peter L. Malkin control the general partners or managers of, the entities that own interests in six multi-family properties, five net leased retail properties, one former post office property which is subject to rezoning before it will be converted into a single tenant retail property, and a development parcel that is zoned for residential use. The Malkin Family also owns non-controlling interests in one Manhattan office property, two Manhattan retail properties and several retail properties outside of Manhattan, none of which will be contributed to the company in the consolidation. The non-controlling interests described above are referred to collectively herein as the excluded properties. In addition, the Malkin Family owns interests in six mezzanine and senior equity funds, two industrial funds, the operations of five residential management offices and a registered broker dealer, none of which will be contributed to the company in the consolidation, and which is referred collectively herein as the excluded businesses. The Malkin Family owns certain non-real estate family investments that will not be contributed to the company in the consolidation. The company does not believe that the excluded properties or the excluded businesses are consistent with its portfolio geographic or property type composition, management or strategic direction.

Pursuant to management agreements with the owners of interests in those excluded properties and excluded businesses which historically were managed by the supervisor and its affiliates, the company will be designated as the manager. As the manager, the company will be paid a management fee with respect to those excluded properties and businesses where the supervisor and its affiliates had previously received a management fee on the same terms as the fee paid to the supervisor and its affiliates, and reimbursed for the company’s costs in providing the management services to those excluded properties and businesses where the supervisor and its affiliates had not previously received a management fee. The company’s management of the excluded properties and excluded businesses will represent a minimal portion of the company’s overall business. There is no established time period in which the company will manage such properties and businesses and Peter L. Malkin and Anthony E. Malkin expect to sell certain of these properties or unwind certain of these businesses over time.

Reimbursement of Pre-Closing Transaction Costs

As part of the contribution and option agreements, the company will reimburse expenses incurred in connection with the consolidation and the IPO that have been paid by subject LLCs, the private entities and the option entities to each applicable subject LLC, private entity and the option entities, and of which $         will be paid to the Malkin Holdings group, including Anthony E. Malkin and Peter L. Malkin, in accordance with their ownership interests in each applicable subject LLC and private entity and the supervisor. These amounts are in addition to the consideration to be received by the Malkin Holdings group in the consolidation, as set forth elsewhere in this prospectus/consent solicitation.

Repayment of Loan to Existing Entity

The company expects to use a portion of the net proceeds from the IPO to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.17 million of such loan was made by Anthony E. Malkin and Peter L. Malkin.

Releases of Guarantees

Peter L. Malkin and Anthony E. Malkin will be released from or otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $1.12 billion of mortgage loans (including currently undrawn amounts) on the company’s properties, which will be assumed by the company upon closing of the consolidation in respect of obligations arising after the closing. The guarantees and indemnities with respect to mortgage loans of many of the existing entities, including the subject LLCs, were undertaken by Messrs. Malkin and Malkin to meet a conventional lender requirement which became standard only long after such entities were formed. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with the company’s assumption of these mortgage loans, it will seek to have the guarantors and/or indemnitors released from these guarantees and indemnities and to have the company’s operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders do not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following the IPO and the consolidation, the operating partnership will enter into indemnification agreements with the guarantors and/or indemnitors pursuant to which the operating partnership will be obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness.

The company believes that since the mortgage loans relating to these guarantees and indemnities will be assumed by the company upon closing of the consolidation, and it will have greater financial resources than the individual property owning entities which are subject to the mortgage loans, it is appropriate, and consistent with market practice, for Messrs. Malkin and Malkin to be indemnified by the company’s operating partnership if the lenders do not consent to the release of these guarantors and/or indemnitors. Under the organizational documents of the subject LLCs and private entities and applicable law, Messrs Malkin and Malkin are already generally entitled to indemnification from the participants in the subject LLCs and the private entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence, including any such liabilities under these guarantees and indemnities. In addition, in connection with future mortgage loans that the company would enter into in connection with future property acquisitions or refinancing of the company’s properties, the company intends to enter into any necessary guarantees directly and neither Messrs. Malkin and Malkin nor any of the company’s other directors, executive officers or stockholders would be expected to enter into such guarantees.

Grants Under the Company’s Equity Incentive Plan

Prior to the completion of the IPO, the company will adopt an equity incentive plan. The company’s equity incentive plan provides for the grant of incentive awards to the company’s senior management team, the company’s independent directors, advisers, consultants and other personnel. The company intend to issue

LTIP units/shares of restricted Class A common stock to the company’s executive officers and the company’s independent directors, respectively, upon completion of the IPO, and intend to authorize and reserve an additional              shares of the company’s Class A common stock for issuance under the company’s equity incentive plan.

The company anticipates that the company will file a registration statement with respect to the shares of the company’s Class A common stock issuable under the company’s equity incentive plan following the consummation of the IPO. Shares of the company’s Class A common stock covered by this registration statement, including shares of the company’s Class A common stock issuable upon the exercise of options or restricted shares of the company’s Class A common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates. See “Management—Equity Incentive Plan.”

FIDUCIARY RESPONSIBILITY

Directors and Officers of the Company

The company’s directors and officers have duties under applicable Maryland law to manage the company in a manner consistent with the company’s best interests. At the same time, the general partner of the operating partnership has fiduciary duties to manage the operating partnership in a manner beneficial to the operating partnership and its partners. The company’s duties, as the general partner, to the operating partnership and its limited partners, therefore, may come into conflict with the duties of the company’s directors and officers to the company and the its stockholders. The company will be under no obligation to give priority to the separate interests of the limited partners of the operating partnership or the company’s stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. The limited partners of the operating partnership have agreed that in the event of a conflict in the duties owed by the company’s directors and officers to the company and the its stockholders and the fiduciary duties owed by the company, in its capacity as general partner of the operating partnership, to such limited partners, the company will fulfill its fiduciary duties to such limited partners by acting in the best interests of the company’s stockholders.

The limited partners of the operating partnership expressly acknowledged that the company is acting for the benefit of the operating partnership, the limited partners and the company’s stockholders collectively.

Supervisor of the Subject LLCs and Agent for Participants

The operating agreement of each subject LLC appoints the supervisor to provide supervisory and other services for the subject LLC. The supervisor is accountable to the subject LLC as a fiduciary and owes the subject LLCs a duty of loyalty and a duty of care. The supervisor’s fiduciary duty to the subject LLCs also runs to the participants, as holders of participation interests in the membership interests of the subject LLCs. The supervisor is required to exercise good faith and fair dealing in providing supervisory and other services. The operating agreement of each subject LLC does not limit the liability of the supervisor in connection with providing supervisory and other services to the subject LLC.

The agents hold their membership interests in the subject LLCs as agents for their participants. The agent for each participating group is a fiduciary for the participants in its participating group and owes such participants a duty of loyalty and a duty of care. In connection with these duties, the agent is required to exercise good faith and fair dealing in conducting the affairs of the subject LLC on behalf of its participating group. Each participating agreement for Empire State Building Associates L.L.C. provides that an agent may be personally liable for liabilities under the Securities Act. Each participating agreement for the subject LLCs provides that the agent of a participating group shall not be personally liable for any act performed in good faith or for anything save their willful misconduct or gross negligence. Each participating agreement provides that the participants in a participating group shall indemnify the agent, in proportion to their participation interests, against any liability to which the agent may be subject by reason of having the participating group’s interest in a subject LLC in their name. Each participating agreement for Empire State Building Associates L.L.C. provides that the participants in a participating group need not indemnify an agent who incurs a loss or liability as a result of his bad faith or contravention of such participating agreement.

Insofar as the foregoing provisions permit indemnification for liability arising under the Securities Act, the company has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights and preferences of the company’s capital stock. While the company believes the following description covers the material terms of its securities, the description does not purport to be complete and is subject to and is qualified in its entirety by reference to the MGCL and the company’s charter and bylaws. The company encourages you to read carefully this entire prospectus, the company’s charter and bylaws and the other documents the company refers to for a more complete understanding of the company’s securities. Copies of the company’s charter and bylaws are filed as exhibits to the registration statement of which this prospectus/consent solicitation is a part. See “Where You Can Find More Information.”

General

The company’s charter provides that it may issue up to 400,000,000 shares of Class A common stock, $0.01 par value per share, which is referred to herein as the Class A common stock, up to 50,000,000 shares of Class B common stock, $0.01 par value per share, which is referred to herein as the Class B common stock and, together with the Class A common stock, is referred to herein as the “common stock”, and up to 50,000,000 shares of preferred stock, $0.01 par value per share. The company’s charter authorizes the board of directors to amend the company’s charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that the company has authority to issue without stockholder approval. After giving effect to the consolidation and the IPO,              shares of Class A common stock (             shares if the underwriters’ option to purchase up to              additional shares of Class A common stock is exercised in full) and              shares of Class B common stock will be issued and outstanding on a fully diluted basis and no shares of preferred stock will be issued and outstanding. Under Maryland law, stockholders are not generally liable for the company’s debts or obligations solely as a result of their status as stockholders.

Shares of Common Stock

All of the shares of Class A common stock and Class B common stock issued in the consolidation will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of the company’s stock and to the provisions of the company’s charter regarding the restrictions on ownership and transfer of the company’s stock, holders of shares of common stock are entitled to receive dividends on such shares of common stock out of assets legally available therefore if, as and when authorized by the company’s board of directors and declared by the company, and the holders of shares of common stock are entitled to share ratably in the company’s assets legally available for distribution to the company’s stockholders in the event of the company’s liquidation, dissolution or winding up after payment of or adequate provision for all the company’s known debts and liabilities.

Subject to the provisions of the company’s charter regarding the restrictions on ownership and transfer of the company’s stock and except as may otherwise be specified in the company’s charter, each outstanding share of Class A common stock entitles the holder thereof to one vote, and each outstanding share of Class B common stock entitles the holder thereof to 50 votes on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of Class A common stock and Class B common stock will vote together as a single class and will possess the exclusive voting power. The Class B common stock provides its holder with a voting right that is no greater than if such holder had received solely Class A common stock in the consolidation. Each share of Class B common stock has the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. There is no cumulative voting in the election of the company’s directors, which means that the stockholders entitled to cast a majority of the votes of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. Directors are elected by a plurality of all the votes cast in the election of directors. Under a plurality voting standard, directors who receive the greatest number of votes cast in their favor are elected to the board of directors. Please see “Certain provisions of the Maryland General Corporation Law and the Company’s Charter and Bylaws—Policy on Majority Voting.”

Holders of shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights (other than as described below with respect to the Class B common stock), have no preemptive rights to subscribe for any securities of the company and generally have no appraisal rights unless the company board of directors determines that appraisal rights apply, with respect to all or any such classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. Subject to the provisions of the company’s charter regarding the restrictions on ownership and transfer of the company’s stock and except as otherwise provided in the company’s charter, shares of common stock will have equal dividend, liquidation and other rights. One share of Class B common stock may be converted into one share of Class A common stock at any time, and one share of Class B common stock is subject to automatic conversion into one share of Class A common stock upon a direct or indirect transfer of such share of Class B common stock held by the holder of Class B common stock (or a permitted transferee thereof) to a person other than a permitted transferee. Shares of Class B common stock are also subject to automatic conversion upon certain direct or indirect transfers of operating partnership units held by the holder of such Class B common stock at a ratio of one share of Class B common stock for every 49 operating partnership units transferred to a person other than a permitted transferee. A “permitted transferee” with respect to a person is defined in the company’s charter as a family member, affiliate or controlled entity of such person.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a share exchange unless the action is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. The company’s charter provides that these actions (other than certain amendments to the provisions of the company charter related to the removal of directors, the restrictions on ownership and transfer of the company’s stock and the vote required to amend these provisions) may be approved by a majority of all of the votes entitled to be cast on the matter.

Power to Reclassify the Company’s Unissued Shares of Stock

The company’s charter authorizes the company’s board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, the company’s board of directors is required by Maryland law and by the company’s charter to set, subject to the provisions of the company’s charter regarding restrictions on ownership and transfer of the company’s stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, the company’s board of directors could authorize the issuance of shares of common or preferred stock with terms and conditions that may have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for the company’s shares of common stock or otherwise be in the best interest of the company’s stockholders. No shares of preferred stock are presently outstanding, and the company has no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

The company believes the power of the company’s board of directors to amend the company’s charter from time to time to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock will provide the company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by the company’s stockholders, unless such approval is required by applicable law or the rules of any stock exchange or automated quotation system on which the company’s securities may be listed or traded. Although the company’s board of directors does not intend to do so, it could authorize the company to issue a class or series of stock that may, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for the company’s shares of common stock or otherwise be in the company’s best interest.

Restrictions on Ownership and Transfer

In order for the company to qualify as a REIT under the Code, the company’s shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, no more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, the company must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General.”

The company’s charter contains restrictions on the ownership and transfer of the company’s shares of common stock and other outstanding shares of stock. The relevant sections of the company’s charter provide that no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than     % in value or number of shares, whichever is more restrictive, of the outstanding shares of the company’s common stock (the common stock ownership limit), or     % in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes or series of the company’s capital stock (the aggregate stock ownership limit). The common stock ownership limit and the aggregate stock ownership limit are collectively referred to herein as the “ownership limits.” As an exception to this general prohibition, the company’s charter permits the Malkin Family (as defined in the company’s charter) to own in the aggregate up to     % in value or number of shares, whichever is more restrictive, of the company’s outstanding shares of common stock or capital stock. A person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of the company’s stock as described below, would beneficially own or be deemed to beneficially own, by virtue of the applicable constructive ownership provisions of the Code, shares of the company’s stock and/or, if appropriate in the context, a person or entity that would have been the record owner of such shares of the company’s stock is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than     % in value or number of shares, whichever is more restrictive, of the outstanding shares of the company’s common stock or     % in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes or series of the company’s stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of the company’s stock) by an individual or entity, could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limits.

The company’s board of directors may, in its sole discretion and subject to the receipt of such certain representations, covenants and undertakings deemed reasonably necessary by the board, prospectively or retroactively, exempt a person from the ownership limits and establish an excepted holder limit for such person. However, the company’s board of directors may not exempt any person whose ownership of the company’s outstanding stock would result in the company’s being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in the company’s failing to qualify as a REIT. In order to be considered by the board of directors for exemption, a person also must provide the company’s board of directors with information and undertakings deemed satisfactory to the company’s board of directors that such person does not own, actually or constructively, an interest in one of the company’s tenants (or a tenant of any entity which the company owns or controls) that would cause the company to own beneficially or constructively more than a 9.9% interest in the tenant if the income derived by the company from such tenant would reasonably be expected to equal or exceed the lesser of (i) one percent of the company’s gross income (as determined for purposes of Section 856(c) of the Code) or (ii) an amount that would cause the company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code. The person seeking an exemption must provide representations and undertakings to the satisfaction of the company’s board of directors that it will not violate these restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of its waiver, the company’s board of directors may require an opinion of counsel or IRS ruling satisfactory to the company’s board of directors with respect to the company’s qualification as a REIT.

In connection with the waiver of the ownership limits, creating an excepted holder limit or at any other time, the company’s board of directors may, in its sole and absolute discretion, from time to time increase or decrease the ownership limits subject to the restrictions in the paragraph above; provided, however, that the ownership limits may not be decreased or increased if, after giving effect to such decrease or increase, five or fewer persons could own or beneficially own in the aggregate, more than 49.9% in value of the company’s shares then outstanding. Prior to the modification of the ownership limits, the company’s board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the company’s qualification as a REIT. Reduced ownership limits will not apply to any person or entity whose percentage ownership in the company’s shares of common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limits until such time as such person’s or entity’s percentage ownership of the company’s common stock or stock of all classes and series, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of shares of the company’s common stock or stock of all classes and series, as applicable, in excess of such percentage ownership of the company’s shares of common stock or total shares of stock will be in violation of the ownership limits.

The company’s charter further prohibits:

•

any person from beneficially or constructively owning (taking into account applicable attribution rules under the Code) shares of the company’s stock that would result in the company’s being “closely held” under Section 856(h) of the Code or otherwise cause the company to fail to qualify as a REIT;

•

any person from beneficially or constructively owning shares of the company’s stock to the extent that such ownership would result in the company owning (directly or indirectly) more than a 9.9% interest in one of the company’s tenants (or a tenant of any entity which the company owns or controls) if the income derived by the company (either directly or indirectly through one or more partnerships or limited liability companies) from such tenant would reasonably be expected to equal or exceed the lesser of (a) one percent of the company’s gross income (as determined for purposes of Section 856(c) of the Code) or (b) an amount that would cause the company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code; and

•

any person from transferring the company’s shares of stock if such transfer would result in the company’s shares of stock being beneficially owned by fewer than 100 persons (determined, as a general matter, without reference to any attribution rules).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of the company’s stock that will or may violate the ownership limits or any of the foregoing restrictions on ownership and transfer will be required to give written notice immediately to the company (or, in the case of a proposed or attempted acquisition, at least 15 days prior written notice to the company) and provide the company with such other information as the company may request in order to determine the effect of such transfer on the company’s qualification as a REIT. These restrictions on ownership and transfer will not apply if the company’s board of directors determines that it is no longer in the company’s best interests to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.

If any transfer of shares of the company’s stock would result in shares of the company’s stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of the company’s stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by the company’s board of directors or in the company’s being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT or in the company’s owning (directly or indirectly) more than a 9.9% interest in one of the company’s tenants (or a tenant of any entity which the company owns or controls) if the income derived by the company from such tenant would reasonably be expected to equal or exceed the lesser of (i) one percent of the company’s gross income (as determined for purposes of Section 856(c) of the Code) or (b) an amount that would cause the company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code, then generally that number of shares (rounded up to the nearest whole share) that would cause the company to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by the company and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to the company’s discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for the benefit of the charitable beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits or the company’s being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then the company’s charter provides that the transfer of the shares will be null and void.

Shares of stock transferred to the trustee are deemed offered for sale to the company, or the company’s designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the market price on the date the company, or the company’s designee, accepts such offer. The company has the right to accept such offer until the trustee has sold the shares of the company’s stock held in the trust pursuant to the clauses discussed below. Upon a sale to the company, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner but the trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. To the extent the prohibited owner would receive an amount for such shares that exceeds the amount that such prohibited owner would have been entitled to receive had the trustee sold the shares held in the trust to a third party, such excess shall be retained by the trustee for the benefit of the charitable beneficiary.

If the company does not buy the shares, the trustee must, within 20 days of receiving notice from the company of the transfer of shares to the trust, sell the shares to a person designated by the trustee who could own the shares without violating the ownership limitations set forth in the charter. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust and any dividend or other distribution paid to trustee shall be held in trust for the charitable beneficiary. In addition, if, prior to discovery by the company that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by the company and will be unaffiliated with the company and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by the company with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to the company’s discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to the company’s discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if the company has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if the company’s board of directors or other permitted designees determine in good faith that a proposed transfer would violate the restrictions on ownership and transfer of the company’s shares of stock set forth in the company’s charter, the company’s board of directors or other permitted designees will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem the shares of stock, refusing to give effect to the transfer on the company’s books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the company’s stock, within 30 days after the end of each taxable year, is required to give the company written notice, stating the stockholder’s name and address, the number of shares of each class and series of the company’s stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide the company with such additional information as the company may request in order to determine the effect of the stockholder’s beneficial ownership on the company’s qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder must provide the company with such information as the company may request in good faith in order to determine the company’s qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates, or written statements of information delivered in lieu of certificates, representing shares of the company’s stock will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer will not apply if the company’s board of directors determines that it is no longer in the company’s best interests to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the company’s common stock or otherwise be in the best interest of the company’s stockholders.

Transfer Agent and Registrar

The company expects the transfer agent and registrar for the company’s shares of common stock to be.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relating to the consolidation, the voluntary pro rata reimbursement program for the former property manager and leasing agent legal proceedings, a third-part portfolio transaction, the company’s qualification and taxation as a REIT, and the acquisition, holding, and disposition of operating partnership units and the company’s common stock. For purposes of this section under the heading “U.S. Federal Income Tax Considerations,” references to “the company,” mean only Empire State Realty Trust, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. You are urged to both review the following discussion and to consult your tax advisor to determine the effects of the consolidation, the voluntary pro rata reimbursement program for the former property manager and leasing agent legal proceedings, a third-part portfolio transaction, and ownership and disposition of operating partnership units and the company’s shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. Except to the extent described below, no advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.

This summary is also based upon the assumption that the operation of the company, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements. This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary, except to the limited extent discussed below. In addition, this summary assumes that you will hold the company’s common stock or operating partnership units as a capital asset, which generally means as property held for investment. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular participant in light of the participant’s investment or tax circumstances, or to participants subject to special tax rules, such as:

•	U.S. expatriates;

•	persons who mark-to-market the company’s common stock;

•	subchapter S corporations;

•	U.S. persons, as defined below, whose functional currency is not the U.S. dollar;

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies, or “RICs”;

•	REITs;

•	trusts and estates;

•	holders who receive common stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding their interest through a partnership or similar pass-through entity;

•	persons holding a 10% or more (by vote or value) beneficial interest in the company and, except to the extent discussed below:

•	tax-exempt organizations and

•	non-U.S. persons who hold common stock (a “non-U.S. stockholder”) or operating partnership units, as defined below.

For purposes of this summary, a U.S. person is a participant who for U.S. federal income tax purposes is:

•	a citizen or resident of the U.S.;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

A non-U.S. person who holds common stock or operating partnership units is a participant who is neither a U.S. person nor an entity that is treated as a partnership for U.S. federal income tax purposes. The U.S. federal, state, local, and foreign tax consequences to a non-U.S. person of the consolidation and holding operating partnership units are complex and will depend on certain facts, including whether the series of operating partnership units received by such non-U.S. holder are “regularly traded” on an established securities market. Accordingly, non-U.S. holders are urged to consult with their tax advisor regarding the U.S. federal, state, local, and foreign tax consequences of the consolidation and the holding of operating partnership units in light of their particular circumstances.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE CONSOLIDATION, THE VOLUNTARY PRO RATA REIMBURSEMENT PROGRAM FOR THE FORMER PROPERTY MANAGER AND LEASING AGENT LEGAL PROCEEDINGS, A THIRD-PARTY PORTFOLIO TRANSACTION, AND OF HOLDERS OF OPERATING PARTNERSHIP UNITS AND COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF THE CONSOLIDATION, THE VOLUNTARY PRO RATA REIMBURSEMENT PROGRAM FOR THE FORMER PROPERTY MANAGER AND LEASING AGENT LEGAL PROCEEDINGS, A THIRD-PARTY PORTFOLIO TRANSACTION, AND HOLDING OPERATING PARTNERSHIP UNITS AND COMMON STOCK TO ANY PARTICULAR PARTICIPANT WILL DEPEND ON THE PARTICIPANT’S PARTICULAR TAX CIRCUMSTANCES. AMONG OTHER THINGS, THE CONSOLIDATION MAY HAVE SIGNIFICANT AND ADVERSE TAX CONSEQUENCES TO YOU, EVEN IF YOU RECEIVE OPERATING PARTNERSHIP UNITS. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE CONSOLIDATION, THE VOLUNTARY PRO RATA REIMBURSEMENT PROGRAM FOR THE FORMER PROPERTY MANAGER AND LEASING AGENT LEGAL PROCEEDINGS, A THIRD-PARTY PORTFOLIO TRANSACTION, AND OF ACQUIRING, HOLDING, AND DISPOSING OF OPERATING PARTNERSHIP UNITS AND COMMON STOCK.

U.S. Federal Income Tax Consequences of the Consolidation

The following discussion assumes that the operating partnership is treated as a partnership and not as a “publicly traded partnership” taxable as a corporation (as described below) for U.S. federal income tax purposes.

General

The intended U.S. federal income tax consequences of the consolidation to a participant will depend on the type of consideration the participant receives in the consolidation. If a participant receives a combination of operating partnership units and shares of common stock in the consolidation, the U.S. federal income tax consequences of the consolidation to such participant generally depend on whether the fair market value of the shares of common stock received by the participant exceeds such participant’s “reimbursement amount” (as defined below). For any participant who receives operating partnership units in the consolidation, the fair market value of any shares of common stock (taking into account shares of common stock deemed to be received in connection with the voluntary pro rata reimbursement program, as described below) that such participant also receives that do not exceed the participant’s reimbursement amount is referred to as “reimbursement shares of common stock,” and any shares of common stock (taking into account shares of common stock deemed to be received in connection with the voluntary pro rata reimbursement program, as described below) that such participant receives in excess of such participant’s reimbursement amount is referred to as “excess shares of common stock.”

It is intended that the consolidation should be treated for U.S. federal income tax purposes as follows:

(i)	If you receive solely shares of Class A common stock, the consolidation should be treated as a taxable sale of your participation interest in which gain or loss is fully recognized.

(ii)	If you receive solely operating partnership units, or if you receive a combination of (a) operating partnership units and (b) shares of common stock that do not exceed your allocable share of certain qualified capital expenditures of the subject LLC (the “reimbursement amount”), the subject LLC should be treated as contributing its property to the operating partnership in exchange for operating partnership units and reimbursement common stock as a reimbursement of qualified capital expenditures in a tax-deferred contribution, and the subject LLC should be treated as distributing operating partnership units and reimbursement common stock to you in a tax-deferred distribution.

(iii)	If you receive a combination of (a) operating partnership units and (b) shares of common stock in excess of your reimbursement amount, you should be treated as first selling a portion of your participation interest for such excess shares of common stock in a transaction in which gain or loss is recognized. Following such sale, the subject LLC should be treated as contributing the portion of its property not attributable to participation interests otherwise treated as having been sold to the operating partnership in exchange for operating partnership units and reimbursement common stock as a reimbursement of qualified capital expenditures in a tax-deferred contribution, and the subject LLC should be treated as distributing operating partnership units and reimbursement shares of common stock equal to your reimbursement amount to you in a tax-deferred distribution.

If you receive solely shares of common stock in the consolidation, you will be deemed to have consented to treat the consolidation as a sale of your participation interest in exchange for such shares of common stock for U.S. federal income tax purposes. If you receive a combination of (a) operating partnership units and (b) common stock in excess of your reimbursement amount in the consolidation, upon receipt of such excess shares of common stock, you will be deemed to have consented to treat the consolidation as a sale of a portion of your participation interest in exchange for such excess shares of common stock for U.S. federal income tax purposes. When a partnership contributes all of its assets to another partnership and liquidates, the Treasury Regulations generally allow a partner in the liquidating partnership who receives consideration other than an interest in the surviving partnership to consent to be treated as if such partner sold all or a portion of its interest in the liquidating partnership for such other consideration. However, the Treasury Regulations do not specifically indicate whether such partner can be deemed to consent to treat the transaction as a sale of a portion of its partnership interest in exchange for only a portion of such additional consideration, with the remaining portion being treated as a reimbursement of qualified capital expenditure. The remainder of this discussion assumes that such parties can so consent. If, however, the IRS were to challenge the treatment of the consolidation as a sale of your participation interest only to the extent of the excess shares of common stock that you receive, you could recognize a greater amount of gain than the amount described herein.

If you consent to the voluntary pro rata reimbursement program, you may be treated as receiving shares of common stock that you would otherwise receive in the consolidation and immediately transferring such shares of common stock to the supervisor as a reimbursement payment. For this purpose, even if you elect to receive solely operating partnership units in the consolidation, you should be treated as receiving shares of common stock equal to the amount that you are treated as transferring to the supervisor as a reimbursement payment. Accordingly, the gain or loss that you recognize in the consolidation transaction should take into account your deemed receipt of such common stock. You should be entitled to deduct the value of the shares of common stock that you are deemed to pay to the supervisor as an expense associated with your participation interest in your subject LLC. This deduction should offset the amount of gain you recognize, or the amount of losses you would otherwise recognize, as a result of your deemed receipt of shares of common stock. However, this deduction may be subject to certain limitations depending on your individual circumstances and may be required to be capitalized, and you should consult with your tax advisor regarding your ability to utilize all or a portion of this deduction for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings.”

Receipt of Common Stock

Solely Class A Common Stock.    If you elect to receive solely Class A common stock in exchange for your participation interest, as a general matter, you will recognize gain or loss for U.S. federal income tax purposes with respect to your participation interest equal to the amount by which the value of any shares of Class A common stock you receive in connection with the consolidation, plus the amount of liabilities allocable to your participation interest, exceeds your tax basis. You generally will recognize “phantom income” (i.e., income or gain in excess of the value of any shares of Class A common stock you receive) if you have a “negative capital account” with respect to your participation interest. As a result, the amount of gain you recognize in connection with the consolidation, or even any resulting U.S. federal income tax liability, may exceed the value of Class A common stock that you receive in connection with the consolidation. The supervisor believes that participants in 60 East 42nd St. Associates L.L.C. who have held their participation interests since the subject LLC’s original investment had a negative capital account of approximately $2,500 per original $1,000 investment, participants in 250 West 57th St. Associates L.L.C. who have held their participation interests since the subject LLC’s original investment had a negative capital account of approximately $1,500 per original $1,000 investment and participants in Empire State Building Associates L.L.C. who have held their participation interests since the subject LLC’s original investment had a negative capital account of approximately $300 per original $1,000 investment as of December 31, 2011.

Excess Common Stock.    If you are treated as selling a portion of your participation interest for U.S. federal income tax purposes because you receive a combination of operating partnership units and excess shares of common stock in the consolidation, you generally should recognize gain or loss with respect to such portion of your participation interest sold equal to the difference between your amount realized (which generally will equal the fair market value of any excess shares of common stock you receive in connection with the consolidation, plus your share of liabilities allocated to the portion of your participation interest that is treated as sold) and your adjusted tax basis in the portion of your participation interest treated as sold. For those purposes, your adjusted tax basis in your participation interest and your share of liabilities from such subject LLC must be allocated between (a) the portion of your participation interest treated as sold for such excess shares of common stock and (b) the portion of your participation interest for which you are deemed to receive a liquidating distribution of operating partnership units and reimbursement shares of common stock from your subject LLC. In most circumstances, your adjusted tax basis and your share of liabilities should be allocated between the two portions of your participation interest based on their relative fair market values. However, the applicable allocation rules are complex, and you are urged to consult with your tax advisor regarding the tax consequences of receiving a combination of operating partnership units and excess shares of common stock in the consolidation.

Character of Gain Recognized.    Except as described in the following paragraph, and provided you are a U.S. individual participation interest holder, gain that you recognize, computed as described above, generally will be capital gain and will be treated as long term capital gain currently subject to a maximum U.S. federal income tax rate of 15% for non-corporate holders, except to the extent such gain is attributable to the recapture of your share of prior real estate depreciation, in which case such gain is currently subject to a maximum U.S. federal income tax rate of 25% for non-corporate holders, in each case, provided you have a holding period in your participation interest of more than one year.

Notwithstanding the general rule that any gain or loss you recognize will be capital gain or loss, you may recognize ordinary income or loss under the special rules of Section 751(a) of the Code. Under Section 751(a), you generally will recognize ordinary income (or loss) with respect to a sale of all or a portion of your participation interest to the extent that the amount realized (i.e., the fair market value of the shares of common stock received for your participation interests, increased by the liabilities allocable to such participation interests) is attributable to any of your subject LLC’s inventory and “unrealized receivables” (customarily referred to as “hot assets”). For this purpose, “unrealized receivables” are defined generally as rights to receive payment for goods and services to the extent not already recognized in income, as well as certain amounts of ordinary income the subject LLC would recognize if it sold its properties for fair market value (for example, depreciation recapture under Code Section 1245 attributable to depreciable non-real estate assets that have a fair market value in excess of their tax basis). The amount of ordinary income or loss recognized under Section 751(a) of the Code is generally equal to the amount of income or loss from hot assets that would be allocated to you if your subject LLC sold all of its assets for fair market value in a fully-taxable transaction. It is anticipated that a small portion of any gain you recognize in the consolidation may be treated as ordinary income under Section 751(a) of the Code.

Basis in Common Stock.    As a general matter, if you receive shares of common stock of the company in the consolidation as part of a sale of all of your participation interest, or if you receive excess shares of common stock in the consolidation as part of a sale of a portion of your participation interest, you will have an initial aggregate tax basis in those shares equal to the aggregate fair market value of those shares on the date of the consolidation, and your holding period in such shares generally will begin on the day after the consolidation.

Receipt of Operating Partnership Units

General.    It is intended that the exchange of participation interests solely for operating partnership units generally should be treated as a tax-deferred exchange for U.S. federal income tax purposes. Accordingly, if you receive solely operating partnership units in exchange for your participation interests, gain should generally not be recognized with respect to the operating partnership units received for U.S. federal income tax purposes unless (i) the “disguised sale” rules of the Code apply, (ii) you are deemed to receive a distribution of cash in excess of your tax basis under Sections 731 and 752(b) of the Code due to a reduction in your share of partnership liabilities, or (iii) you have at-risk recapture income under Section 465(e) of the Code.

Section 731(a) of the Code generally provides that, when a partnership distributes money and other property to a partner, the partner does not recognize gain except to the extent that the amount of money exceeds the partner’s basis in the partner’s partnership interest. Section 731(c) of the Code generally provides that marketable securities are treated as cash for purposes of Section 731 of the Code, subject to certain exceptions. Among the exceptions, the Treasury Regulations provide that a marketable security distributed by a partnership is not treated as cash for purposes of Section 731 of the Code if (i) the security was acquired by the partnership in a nonrecognition transaction (i.e., a transaction in which gain is not recognized in whole or in part for U.S. federal income tax purposes), (ii) less than 20% of the property transferred by the partnership in the nonrecognition transaction by value consisted of cash and/or marketable securities, and (iii) the partnership distributed the security within five years of the date the partnership acquired the security (the “Marketable Securities Exception”). The operating partnership units acquired by the subject LLC and distributed to participants will be treated as marketable securities for this purpose because certain operating partnership units will be listed on the NYSE following the IPO. However, the deemed distribution of operating partnership units from the subject LLC to participants should qualify for the Marketable Securities Exception. As a result, Section 731(c) of the Code should not cause a participant who receives solely operating partnership units to recognize gain for U.S. federal income tax purposes.

Receipt of Reimbursement Shares of Common Stock.    It is intended that the receipt of reimbursement shares of common stock by a participant generally should be treated as (i) a distribution of such reimbursement shares of common stock from the operating partnership to the subject LLC in reimbursement of certain capital expenditures incurred by the subject LLC during the two years preceding the consolidation and (ii) a liquidating distribution of such reimbursement shares of common stock (along with operating partnership units that you receive in the consolidation) by the subject LLC to you.

As noted above, under Section 731(a) of the Code, a partner in a partnership who receives a distribution from the partnership does not generally recognize gain unless the partner receives cash, or marketable securities treated as cash under Section 731(c) of the Code, in excess of such partner’s basis in its interest in the partnership. Although reimbursement shares of common stock are likely to be treated as marketable securities for this purpose, it is intended that any reimbursement shares of common stock distributed to any participant should qualify for the Marketable Securities Exception because such shares of common stock should be transferred from the operating partnership to the subject LLC in a nonrecognition transaction and should meet the other requirements applicable to this exception, described above. See “—Receipt of Operating Partnership Units—General.” Accordingly, under these rules, you should not recognize gain or loss from your receipt of any reimbursement shares of common stock.

If you receive any reimbursement shares of common stock, your basis in your operating partnership units and your basis in any reimbursement shares of common stock that you receive generally should be determined by reference to the adjusted tax basis of such operating partnership units and any such shares of common stock in the hands of the subject LLC. However, to the extent that the aggregate basis, to your subject LLC, of such operating partnership units and any reimbursement shares of common stock that you receive is different than the basis of your participation interest (without taking into account the basis of any portion of your participation interest treated as sold for excess shares of common stock), the basis of such operating partnership units and any such shares of common stock generally should be adjusted to take into account such difference in the manner provided under applicable Treasury Regulations. Although not entirely clear under current law, it is generally expected that your subject LLC’s adjusted tax basis in any reimbursement shares of common stock should be equal to the fair market value of such shares of common stock. Your basis in your operating partnership units and any reimbursement shares of common stock that you receive may also be adjusted to take into account any change in your allocable share of liabilities, as described under “—Receipt of Operating Partnership Units—Relief from Liabilities and Share of Liabilities.” You should consult your tax advisor regarding the adjusted tax basis of any reimbursement shares of common stock you receive in the consolidation.

Potential Application of the Disguised Sale Regulations.    Section 707(a)(2)(B) of the Code and the Treasury Regulations thereunder (referred to herein as the “Disguised Sale Regulations”) generally provide that, unless one of certain prescribed exceptions is applicable, a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (including the assumption of or taking subject to a liability) by the partnership to the partner within two years of such contribution will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide, however, that if more than two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale. In general, a payment that is dependent on the entrepreneurial risks of partnership operations is not treated as part of a disguised sale.

If, within two years prior to the consolidation, you received a distribution of proceeds from a refinancing by a subject LLC whose property is being contributed, your receipt of operating partnership units in exchange for participation interests in such subject LLC may be treated as a disguised sale if your share of operating partnership liabilities (excluding certain liabilities assumed by the operating partnership from the subject LLC) is less than your share of the subject LLC’s liabilities. You should consult your tax advisor to determine whether it is expected that the exchange will result in a disguised sale to you as a result of such a distribution from a subject LLC and the tax effect of such a disguised sale.

It is intended that the Disguised Sale Regulations should not apply to either the receipt by the subject LLC of operating partnership units and reimbursement shares of common stock in exchange for its assets, or to the liquidation of the subject LLC and corresponding distribution to you of operating partnership units and reimbursement shares of common stock, or to any redemption by you of the operating partnership units or any distributions with respect to your operating partnership units. Nonetheless, there can be no assurance that the IRS might not seek to contend that the Disguised Sale Regulations apply in certain circumstances. In particular, the IRS could contend that certain distributions with respect to your operating partnership units during the two-year period following the consolidation are taxable as consideration received in a disguised sale under the Disguised Sale Regulations. The Disguised Sale Regulations provide that distributions from a partnership to a partner in connection with a contribution by the partner to the partnership are not treated as a disguised sale to the extent that such distributions do not exceed the amount of certain capital expenditures meeting certain requirements and incurred by the partner with respect to the property contributed to the partnership during the two years preceding the contribution. Any reimbursement shares of common stock you receive are intended to qualify for this exception from the Disguised Sale Regulations, and therefore should not be treated as part of a disguised sale. With respect to any actual cash distributions by the operating partnership within two years of the consolidation, the Disguised Sale Regulations provide that payments to partners that constitute “operating cash flow distributions” generally are presumed not to be a part of a sale of property to the partnership, even if they occur within two years of the contribution to the partnership. Distributions to a partner during a particular year qualify as operating cash flow distributions for this purpose so long as the total amount of distributions to such partner do not exceed the product of the partnership’s net cash flow from operations for the year multiplied by the partner’s applicable percentage share of overall profits for that year, or, if less, for the life of the partnership.

It is not clear whether the operating cash flow safe harbor will apply to distributions to the holders of operating partnership units. The operating partnership generally intends to take the position that distributions with respect to your operating partnership units during the two-year period following the closing of the consolidation (including any redemption of operating partnership units prior to the second anniversary of the consolidation, as described herein) are not taxable as consideration received in a disguised sale because such distributions, as well as any other redemption payments, will be subject to the entrepreneurial risks of the operating partnership, and accordingly, any regulatory presumption regarding disguised sale treatment should likely be rebuttable. However, the operating partnership may, under the Disguised Sale Regulations, be required to disclose such distributions, as well as any redemption payments, to the IRS, to the extent the operating partnership determines that they are not eligible for any safe harbor. Moreover, there can be no guarantee that circumstances will not change and that the operating partnership will not make one or more extraordinary cash distributions and/or distributions of other property to all holders of operating partnership units that could be viewed as part of a disguised sale to the extent received by a holder of operating partnership units that was a participant. If the IRS is successful in arguing that either a distribution or a redemption is a disguised sale, any such disguised sale may qualify as an “installment sale” under Section 453 of the Code, and thus you may be entitled to defer any taxable gain until the date of the deemed payment. However, other general tax principles applicable in the case of installment sales would apply. For example, interest expense and interest income may be imputed for U.S. federal income tax purposes to you and the operating partnership, respectively, and you may be required under Section 453A of the Code to pay interest to the IRS (at the U.S. federal underpayment rate) on the amount of deferred tax attributable to such deemed installment sale.

To the extent the Disguised Sale Regulations apply to any portion of a participant’s transfer of participation interests to the operating partnership, such transfer should be treated as a sale by the participant and a purchase of such participation interest by the operating partnership directly from the participant in accordance with the provisions of Treasury Regulation Section 1.708-1(c)(4).

Relief from Liabilities and Share of Liabilities.    Your share of liabilities associated with your participation interest in a subject LLC has a significant impact on the U.S. federal income tax consequences to you regardless of whether you receive solely shares of Class A common stock for your participation interests in the consolidation or if you receive operating partnership units in the consolidation. In addition, if you receive operating partnership units in the consolidation, your share of the operating partnership’s liabilities will also have a significant impact on the U.S. federal income tax consequences to you following the consolidation. The following is a general summary of the rules for determining your share of liabilities. Due to the complexity of the rules under which partnership liabilities are allocated, you are strongly encouraged to consult your tax advisor regarding the application of these rules to your particular circumstances.

A partner’s share of the liabilities of a partnership is determined under Section 752 of the Code and the Treasury Regulations thereunder. In general, each liability of a partnership is allocated to those partners who bear the economic risk of loss if each liability is not paid by the partnership, whether they bear the risk of loss as general partners of the partnership, by contract, by reason of being the lender to the partnership with respect to such liability or otherwise. In general, liabilities for which no partner bears the economic risk of loss, so-called “nonrecourse liabilities,” are allocated among the partners in three tiers: first, among the partners in accordance with their share of partnership minimum gain; second, in proportion to the taxable gain that would be allocated under Section 704(c) of the Code (or under the principles of Section 704(c)) if the assets of the partnership subject to the nonrecourse liabilities were sold for an amount equal to the nonrecourse liabilities; and third, generally speaking, in proportion to the partners’ interests in partnership profits. The operating partnership anticipates that participants should receive allocations of liabilities under the second and third tiers.

If you receive operating partnership units in the consolidation and do not receive excess shares of common stock, you will be deemed to receive a constructive distribution of money from the operating partnership under Section 752(b) of the Code to the extent, if any, that (i) your share of the subject LLC’s liabilities immediately prior to the consolidation exceeds (ii) your share of the operating partnership’s liabilities immediately after the consolidation. If you receive operating partnership units and excess shares of common stock in the consolidation, as discussed above, your allocable share of your subject LLC’s liabilities will be allocated between the portion of your participation interest treated as sold for excess shares of common stock and the remaining portion of your participation interest. Following such allocation, you will be deemed to receive a constructive distribution of money from the operating partnership under Section 752(b) of the Code to the extent, if any, that (i) the share of liabilities allocated to the portion of your participation interest not treated as sold exceeds (ii) your share of the operating partnership’s liabilities immediately after the consolidation.

As noted above, a partner’s share of partnership liabilities is determined under Section 752 of the Code and the Treasury Regulations thereunder, with different allocation rules applying depending on whether the liability is recourse or nonrecourse. A reduction in a partner’s share of partnership liabilities is treated as a deemed cash distribution to such partner. Such deemed distribution will first decrease your adjusted tax basis in your operating partnership units, and the excess will be treated as a gain from the sale or exchange of your operating partnership units.

In general, after the consolidation, if you receive operating partnership units, to the extent the current mortgage debt on your subject LLC’s property is maintained, or such mortgage debt is refinanced with similar mortgage debt, your share of the operating partnership’s liabilities may be an amount sufficient to avoid your recognizing gain for U.S. federal income tax purposes as a result of a reduction in your allocable share of liabilities in the consolidation. The operating partnership generally expects to take into account certain built-in gain on contributed properties to maximize the nonrecourse liabilities allocated to the partners of the subject LLCs contributing such properties, and it is expected that you will initially be allocated an amount of liabilities sufficient to avoid the recognition of taxable gain. However, there can be no assurance that this will be the case and you should consult your tax advisor in this regard.

The operating partnership may apply some of the proceeds of the IPO to reduce a portion of the operating partnership’s indebtedness, including indebtedness secured by properties currently owned by the subject LLCs. Over time, property depreciation, capital improvements made to properties, and debt amortization and repayment may reduce your share of the operating partnership’s liabilities. In addition, the operating partnership’s commitment pursuant to the tax protection agreement entered into with Peter L. Malkin and Anthony E. Malkin for the benefit of the Wien group (and an additional third party investor in Metro Center who was one of the original landowners and was involved in the development of the property) could result in less operating partnership liabilities being available to be allocated to participants. A reduction in your share of the operating partnership’s liabilities (either as a result of the consolidation, from debt pay downs, or over time) that exceeds your U.S. federal income tax basis in your operating partnership units is treated as taxable gain from the sale or exchange of your operating partnership units.

You should consult your tax advisor to determine the effect of the consolidation and your ownership of operating partnership units on your allocable share of partnership liabilities (including the tax consequences to you of the exchange and ownership of operating partnership units under Section 752 of the Code).

Possible At-Risk Recapture Under Section 465(e).    Under Section 465 of the Code, a taxpayer’s ability to use losses to offset taxable income is limited by rules that are referred to as the “at-risk” rules. In addition, the at-risk rules may require a taxpayer to recapture losses that were previously taken by the taxpayer with respect to an activity if the taxpayer’s “at-risk amount” for the activity falls below zero at the close of the taxable year. Losses are recaptured by including the amount of the losses previously taken by the taxpayer in the taxpayer’s taxable income for the year of the recapture. The “at-risk” rules are only applicable to taxpayers who are individuals, trusts, estates, and certain closely-held corporations.

The identification and scope of an activity and the calculation of the at-risk amount under the “at-risk” rules are highly complex and can involve uncertainties. Generally, a taxpayer’s at-risk amount for an activity is the amount of the taxpayer’s investment in the activity, which is increased by the taxpayer’s income from the activity and the taxpayer’s share of the “qualified nonrecourse financing,” as defined in Section 465(b)(6) of the Code, with respect to the activity, and reduced by the taxpayer’s losses and distributions from the activity. It is possible that the consolidation and/or the operating partnership’s repayment or refinancing of some outstanding indebtedness that constitutes qualified nonrecourse financing could cause a participant’s at-risk amount to be reduced below zero, which could, in turn, cause the participant to recognize taxable income as a result of the Section 465(e) recapture provisions. The definition of qualified nonrecourse financing is different from, and sometimes more restrictive than, the definition of nonrecourse liabilities for purposes of determining a partner’s basis in its partnership interest, discussed above. It is therefore possible that a participant could incur a reduction in its share of qualified nonrecourse financing that causes it to recognize taxable income under the Section 465(e) recapture rules even if the participant does not have a reduction in its nonrecourse liabilities that causes it to recognize gain as the result of a deemed cash distribution, as described above. Each participant is urged to consult its tax advisor regarding the application of the Section 465(e) recapture rules to the participant in the consolidation.

Use of Suspended Losses

The basis rules under Section 704(d) of the Code or the “at risk” rules under Section 465 may have prevented you from deducting all or a portion of your distributive share of any partnership losses attributable to your subject LLC. These limitations are applied separately and in sequence. Losses previously suspended under Section 704(d) will not be available to offset any gain that you recognize with respect to your participation interest. Losses previously allowed under Section 704(d) but suspended under Section 465, by contrast, generally may be used to offset gain that you recognize with respect to your participation interest to the extent that the gain gives you a positive “at-risk” basis in your participation interest.

Any gain that you recognize with respect to your participation interests will generally be treated as passive activity income (except to the extent attributable to any activity of a subject LLC that is not a passive activity with respect to you), and thus may be offset, as applicable, by any passive activity losses that you incur in the taxable year in which the consolidation occurs or by suspended passive activity losses from prior years (i.e., losses previously allowed under Sections 704(d) and 465 of the Code, but disallowed under Section 469). In addition, suspended passive activity losses associated with your participation interests, if any, may be eligible for treatment as losses that are not from a passive activity. You are urged to consult your tax advisor with regard to potential passive activity losses associated with your participation interests and the impact of recognizing such losses in connection with your exchange of participation interests in the consolidation.

Termination of the Subject LLCs

As a result of the consolidation, the taxable year of each subject LLC will end. The subject LLCs will issue to each participant an IRS Schedule K-1 reflecting such participant’s share of all income, gain, loss, deduction and credit of the subject LLC for the period ending on the date of the consolidation, and each participant will be required to take such items into account for the participant’s taxable year that includes the consolidation.

Withholding Considerations for Participants

Under certain circumstances, you may be subject to information reporting and backup withholding in connection with the consolidation. Backup withholding generally will not apply if you are an exempt entity, or if you furnish a correct taxpayer identification number and certify on IRS Form W-9, or an appropriate substitute form, that you are not subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a participant’s U.S. federal income tax liability, provided such participant furnishes the required information to the IRS. In addition, the Code provides that the transferee of a U.S. real property interest, or USRPI, must withhold 10% of the amount realized by the transferor of such an interest if the transferor is a foreign person. It is likely that the participation interests are subject to withholding as USRPIs under the Code. As a result, the operating partnership intends to withhold 10% of the amount realized by you in connection with the consolidation unless you timely provide the operating partnership with a certificate of your non-foreign status, or FIRPTA Affidavit, in the form provided with the accompanying materials, or another certificate that relieves the operating partnership of its obligation to withhold under the Code and Treasury Regulations.

Amounts withheld from you do not constitute an additional tax, but rather are credited against your U.S. federal income tax liability, or otherwise refundable, provided you furnish the required information to the IRS in a timely manner.

New York State and New York City Personal Income Tax Considerations

To the extent that you do not recognize gain in the consolidation for U.S. federal income tax purposes, you also generally should not recognize gain for purposes of the New York State personal income tax and, if applicable, the New York City personal income tax. If you are an individual or a partnership for New York State personal income tax purposes, any gain that you recognize with respect to your participation interests will generally be treated as New York source income for purposes of the New York State personal income tax. As a result, you (or, if you are a partnership, any of your partners who are individuals) will generally be subject to New York State personal income tax on such gain even if you are treated as a New York nonresident for purposes of the New York State personal income tax. If you are a resident of another U.S. state, you may be entitled to credit all or a portion of any New York State personal income tax that you pay as a result of the consolidation against any income taxes that you pay in your state of residence, depending on the laws of such state. The New York City personal income tax should not apply to individuals who are treated as New York City nonresidents for purposes of the tax. You are urged to consult with your tax advisor regarding the state and local tax consequences of the consolidation.

U.S. Federal Income Tax Considerations of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings

The following is a general summary of certain U.S. federal income tax considerations that you should take into account in connection with the voluntary pro rata reimbursement program for the former property manager and leasing agent legal proceedings expenses.

Although not entirely clear, if you consent to the voluntary pro rata reimbursement program, you should be treated for U.S. federal income tax purposes as if you received any distributions from your subject LLC that you forego as a result of such consent and transferred such distributions to the supervisor as a reimbursement payment. You should be entitled to deduct the amount of this deemed payment as an expense associated with your participation interest in your subject LLC. This deduction is generally expected to offset any income allocations that are attributable to the distribution you forego as a result of providing your consent. However, this deduction may be subject to certain limitations depending on your individual circumstances and may be required to be capitalized, and you should consult with your tax advisor regarding your ability to utilize all or a portion of this deduction for U.S. federal income tax purposes.

Although not entirely clear, if you consent to the voluntary pro rata reimbursement program, your subject LLC participates in the consolidation and any distributions that you forego as a result of such consent have not been paid at the time of the consolidation, you should be treated as receiving the shares of common stock that you would otherwise receive in the consolidation and immediately transferring such shares of common stock to the supervisor as a reimbursement payment. For this purpose, even if you elect to receive solely operating partnership units in the consolidation, you should be treated as receiving shares of common stock equal to the amount of common stock that you are treated as transferring to the supervisor as a reimbursement payment. Accordingly, the gain or loss that you recognize in the consolidation transaction should take into account your deemed receipt of such common stock. See “—U.S. Federal Income Tax Consequences of the Consolidation.” You should be entitled to deduct the amount of the value of the shares of common stock that you are deemed to pay to the supervisor as an expense associated with your participation interest in your subject LLC. This deduction should offset the amount of gain you recognize, or the amount of losses you would otherwise recognize, as a result of your deemed receipt of shares of common stock. However, this deduction may be subject to certain limitations depending on your individual circumstances and may be required to be capitalized, and you should consult with your tax advisor regarding your ability to utilize all or a portion of this deduction for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of a Third-Party Portfolio Transaction

Although the structure that will be used in a third-party portfolio transaction will depend on the circumstances of the transaction, the supervisor expects that it may not be possible to structure a third-party portfolio transaction as a tax-deferred transaction. To the extent that a third-party portfolio transaction is treated as a sale by your subject LLC of its underlying property for cash consideration, your subject LLC would likely recognize gain or loss equal to the difference between the amount of cash received, plus any liabilities that are assumed in the sale, and your subject LLC’s adjusted basis in the property. Any such gain or loss would be allocated between you and the other holders of participation interests in your subject LLC pursuant to the terms of your subject LLC’s partnership agreement. In addition, you may recognize additional gain or loss when your subject LLC distributes the cash consideration in liquidation of your participation interest. Any gain or loss that you recognize in connection with the liquidating distribution would generally have the character described above under “—U.S. Federal Income Tax Consequences of the Consolidation—Character of Gain Recognized.” However, notwithstanding the foregoing, a third-party portfolio transaction could have a different structure than described above, which could affect the U.S. federal income tax consequences of the transaction to you. Alternatively, to the extent that, in connection with a third-party portfolio transaction, you are treated as selling all or a portion of your participation interest, the U.S. federal income tax consequences to you will generally be described in “—U.S. Federal Income Tax Consequences of the Consolidation—Receipt of Common Stock” and “—U.S. Federal Income Tax Consequences of the Consolidation—Character of Gain Recognized.”

Taxation of the Company

The company intends to elect and to qualify to be taxed as a REIT under the Code, commencing with its taxable year ending December 31, 2012. The company believes it has been organized and the company intends to operate in a manner that will allow the company to qualify for taxation as a REIT under the Code commencing with its taxable year ending December 31, 2012.

The law firm of Clifford Chance US LLP has acted as the company’s counsel in connection with the IPO. The company will receive the opinion of Clifford Chance US LLP prior to effectiveness of the registration statement on Form S-11 to the effect that, commencing with the company’s taxable year ending December 31, 2012, the company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the company’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. The opinion of Clifford Chance US LLP will be based on various assumptions relating to the company’s organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described herein are completed in a timely fashion and that the company will at all times operate in accordance with the method of operation described in the company’s organizational documents and registration statement. Additionally, the opinion of Clifford Chance US LLP is conditioned upon factual representations and covenants made by the company’s management regarding the company’s organization, assets, and present and future conduct of the company’s business operations and other items regarding the company’s ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that the company will take no action that could adversely affect the company’s qualification as a REIT. Although the company believes it will be organized and intends to operate so that the company will qualify as a REIT commencing with its taxable year ending December 31, 2012, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the company’s circumstances or applicable law, no assurance can be given by Clifford Chance US LLP or the company that the company will so qualify for any particular year. Clifford Chance US LLP will have no obligation to advise the company or the holders of Class A common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depend on the company’s ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Clifford Chance US LLP. In addition, the company’s ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which the company invests. The company’s ability to qualify as a REIT for a particular year also requires that the company satisfy certain asset and income tests during such year, some of which depend upon the fair market values of assets in which the company directly or indirectly own an interest. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of the company’s operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Certain Tax Considerations Related to the Consolidation

In connection with the consolidation, Malkin Properties CT and Malkin Construction will merge with and into the company in a transaction that is intended to be treated as a tax-deferred reorganization under the Code. If each of the mergers qualifies as a reorganization for U.S. federal income tax purposes, the company will succeed to the earnings and profits of Malkin Properties CT and Malkin Construction, and the company’s tax basis of those assets acquired from Malkin Properties CT and Malkin Construction will be determined by reference to the tax basis of the asset in the hands of, as relevant, Malkin Properties CT and Malkin Construction.

Each of Malkin Properties CT and Malkin Construction has elected to be treated as an S Corporation for U.S. federal income tax purposes under Section 1361 of the Code. If the merger of either or both of Malkin Properties CT and Malkin Construction into the company does not qualify as a reorganization for U.S. federal income tax purposes, and if such corporation failed to qualify as an S corporation for U.S. federal income tax purposes, such merger would generally be treated as a sale by such corporation of its assets to the company in a taxable transaction, and the company would succeed to any tax liability of such corporation with respect to such gain. Assuming that Malkin Properties CT and Malkin Construction, as the case may be, qualified as an S corporation at the time of the merger and had not otherwise succeeded to any such tax liabilities or to the assets of a subchapter C corporation in a carryover basis transaction, such corporation generally would not have any such U.S. federal income tax liability from the merger. However, in such event, such corporation may have certain state and local tax liabilities, and the company would succeed to any such tax liabilities as the legal successor-in-interest to such corporation. If either or both of such mergers do not qualify as a reorganization for U.S. federal income tax purposes, as a general matter, the company would not succeed to the earnings and profits of the merging corporation and the company’s tax basis in the assets it acquires from such corporation would not be determined by reference to the tax basis of the asset in the hands of such corporation, regardless of whether such corporation qualified as an S corporation.

In addition, the U.S. federal income tax treatment of the consolidation could affect the company’s ability to qualify as a REIT, as discussed below under “—Taxation of REITs—Requirements for Qualification—General” and “—Taxation of REITs—Requirements for Qualification—Tax on Built-In Gains.”

Taxation of REITs in General

As indicated above, the company’s qualification and taxation as a REIT for a particular year depend upon its ability to meet, on a continuing basis during such year, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While the company intends to operate so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge the company’s qualification as a REIT, or that the company will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that the company qualifies as a REIT, the company will generally be entitled to a deduction for dividends that it pays and therefore will not be subject to U.S. federal corporate income tax on its net taxable income that is currently distributed to the company’s stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level upon a distribution of dividends by the REIT.

For tax years through 2012, stockholders who are noncorporate U.S. stockholders are generally taxed on corporate dividends at a maximum rate of 15% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, ordinary dividends received by noncorporate U.S. stockholders from the company or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2012. Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “—Taxation of Stockholders.”

If the company qualifies as a REIT, it will nonetheless be subject to U.S. federal income tax as follows:

•	The company will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	The company may be subject to the “alternative minimum tax” on the company’s items of tax preference, if any.

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If the company has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, as described below, such income will be subject to a 100% tax. See “—Requirements for Qualification—Prohibited Transactions,” and “—Requirements for Qualification—Foreclosure Property,” below.

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If the company elects to treat property that the company acquires in connection with a foreclosure of a mortgage loan or leasehold as “foreclosure property,” the company may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), and (2) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

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If the company fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain the company’s qualification as a REIT because other requirements are met, the company will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which the company fails the 75% gross income test or (B) the amount by which the company fails the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect the company’s profitability.

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If the company fails to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT assets tests that does not exceed a statutory de minimis amount as described more fully below, but the company’s failure is due to reasonable cause and not due to willful neglect and the company nonetheless maintains its REIT qualification because of specified cure provisions, the company will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which the company failed to satisfy the asset tests.

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If the company fails to satisfy any provision of the Code that would result in the company’s failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, the company may retain the company’s REIT qualification, but the company will be required to pay a penalty of $50,000 for each such failure.

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If the company fails to distribute on an annual basis at least the sum of (1) 85% of the company’s REIT ordinary income for such year, (2) 95% of the company’s REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, or the “required distribution,” the company will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which U.S. federal income tax is paid at the corporate level.

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The company may be required to pay monetary penalties to the IRS in certain circumstances, including if the company fails to meet record-keeping requirements intended to monitor the company’s compliance with rules relating to the composition of the company’s stockholders, as described below in “—Requirements for Qualification—General.”

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The company may be subject to a 100% excise tax on some items of income and expense that are directly or constructively paid between the company, the company’s tenants and/or any TRSs if and to the extent that the IRS successfully adjusts the reported amounts of these items.

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If the company acquires appreciated assets from a subchapter C corporation (generally a corporation that is not a REIT, an RIC or an S corporation) in a transaction in which the adjusted tax basis of the assets in the company’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, the company will be subject to tax on such appreciation at the highest corporate income tax rate then applicable if the company subsequently recognizes gain on a disposition of any of the assets during the 10-year period following the company’s acquisition of the assets from the subchapter C corporation. The results described in this paragraph assume that the subchapter C corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the company acquires the assets. See “—Tax on Built-in Gains” below.

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The company may elect to retain and pay income tax on the company’s net long-term capital gain. In that case, a stockholder would include the stockholder’s proportionate share of the company’s undistributed long-term capital gain (to the extent the company makes a timely designation of such gain to the stockholder) in the stockholder’s income, would be deemed to have paid the tax that the company paid on such gain, and would be allowed a credit for the stockholder’s proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in the common stock. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

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The company will have subsidiaries or own interests in other lower-tier entities that are taxable C corporations, including Observatory TRS, Holding TRS, and any other TRSs, the earnings of which could be subject to U.S. federal corporate income tax.

In addition, the company and the company’s subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and foreign income, transfer, franchise, property and other taxes. The company could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities);

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

(8)	that has no earnings and profits from any non-REIT taxable year as of a successor to any subchapter C corporation at the close of any taxable year;

(9)	that uses the calendar year for U.S. federal income tax purposes; and

(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. The company’s charter provides restrictions regarding the ownership and transfer of the company’s shares, which are intended, among other purposes, to assist the company in satisfying the share ownership requirements described in conditions (5) and (6) above. The company intends to monitor the beneficial owners of the company’s stock to ensure that the company’s stock is at all times beneficially owned by 100 or more persons, but no assurance can be given that the company will be successful in this regard. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

To monitor compliance with the share ownership requirements, the company is required to maintain records regarding the actual ownership of the company’s shares. To do so, the company must demand written statements each year from the record holders of significant percentages of the company’s stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by the company). A list of those persons failing or refusing to comply with this demand must be maintained as part of the company’s records. Failure by the company to comply with these record-keeping requirements could subject the company to monetary penalties. If the company satisfies these requirements and after exercising reasonable diligence would not have known that condition (6) is not satisfied, the company will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with the stockholder’s tax return disclosing the actual ownership of the shares and other information.

With respect to condition (8), the company believes it will not initially have any earnings and profits from any non-REIT taxable year or as a successor to any subchapter C corporation. As described above in the section entitled “The Consolidation” and under “—Certain Tax Considerations Related to the Consolidation,” in connection with the IPO, the company will acquire Malkin Properties CT and Malkin Construction in a transaction pursuant to which the company will succeed to the earnings and profits of the corporations. The company believes that such corporations are S corporations that have distributed all accumulated earnings and profits and therefore will not cause the company to have any non-REIT earnings and profits. If, however, either Malkin Properties CT or Malkin Construction did not, at any time, qualify as an S Corporation, or otherwise succeeded to the earnings and profits of a subchapter C Corporation, and assuming that either or both of the mergers qualified as a reorganization for U.S. federal income tax purposes, the company generally would succeed to the subchapter C earnings and profits of Malkin Properties CT and/or Malkin Construction. In such case, the company would be required to distribute any such earnings and profits by the close of the taxable year in which the mergers occur or the company would fail to qualify as a REIT.

With respect to condition (9), the company intends to adopt December 31 as the company’s taxable year-end and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests.    In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding, for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, the company’s proportionate share of the assets and items of income of partnerships in which the company owns an equity interest (including the company’s interest in the company’s operating partnership and its equity interests in any lower-tier partnerships), is treated as the company’s assets and items of income for purposes of applying the REIT requirements described below. Consequently, to the extent that the company directly or indirectly holds a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect the company’s ability to qualify as a REIT, even though the company may have no control, or only limited influence, over the partnership.

As discussed in greater detail in “—Tax Aspects of Investments in Partnerships” below, an investment in a partnership involves special tax considerations. For example, it is possible that the IRS could treat a subsidiary partnership as a corporation for U.S. federal income tax purposes. In this case, the subsidiary partnership would be subject to entity-level tax and the character of the company’s assets and items of gross income would change, possibly causing the company to fail the requirements to qualify as a REIT. See “—Tax Aspects of Investments in Partnerships—Entity Classification” and “—Failure to Qualify” below. In addition, special rules apply in the case of appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership. In general terms, these rules require that certain items of income, gain, loss and deduction associated with the contributed property be allocated to the contributing partner for U.S. federal income tax purposes. These rules could adversely affect the company, for example, by requiring that a lower amount of depreciation deductions be allocated to the company, which in turn would cause the company to have a greater amount of taxable income without a corresponding increase in cash and result in a greater portion of the company’s distributions being taxed as dividend income. See “—Tax Aspects of Investments in Partnerships—Tax Allocations with Respect to Partnership Properties” below.

Disregarded Subsidiaries.    If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, as described below under “—Requirements for Qualification—Effect of Subsidiary Entities—Taxable REIT Subsidiaries,” that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Single member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which the company holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by the company—for example, if any equity interest in the subsidiary is acquired by a person other than the company or another disregarded subsidiary of the company—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect the company’s ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Requirements for Qualification—Asset Tests” and “—Requirements for Qualification—Gross Income Tests.”

Taxable REIT Subsidiaries.     A REIT generally may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate U.S. federal, state, local and income and franchise taxes on its earnings, which may reduce the cash flow generated by the company and the company’s subsidiaries in the aggregate, and the company’s ability to make distributions to the company’s stockholders. Observatory TRS and Holding TRS will each elect to be treated as a corporation for U.S. federal income tax purposes, and the company intends to jointly elect with each of Observatory TRS and Holding TRS, respectively, for each to be treated as a TRS. This will allow Observatory TRS and Holding TRS to invest in assets and engage in activities that could not be held or conducted directly by the company without jeopardizing its qualification as a REIT.

For purposes of the gross income and asset tests applicable to REITs, a REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income the dividends that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a REIT does not include the assets and income of such subsidiary corporations in determining the REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that a REIT, due to the requirements applicable to REITs, might otherwise not be able to undertake directly or through pass-through subsidiaries (or, if such activities could be undertaken, it would only be in a commercially unfeasible manner) such as, for example, activities that give rise to certain categories of income such as management fees. If dividends are paid to the company by one or more TRSs the company may own, then a portion of the dividends that the company distributes to stockholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates (through 2012). See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders” and “—Requirements for Qualification—Annual Distribution Requirements.”

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, if a TRS has a debt to equity ratio as of the close of the taxable year exceeding 1.5 to 1, it may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

Rents received by the company that include amounts for services furnished by a TRS to any of the company’s tenants will not be subject to the excise tax if such amounts qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where (1) amounts are excluded from the definition of impermissible tenant service income as a result of satisfying a 1% de minimis exception; (2) a TRS renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable; (3) rents paid to the company by tenants leasing at least 25% of the net leasable space at a property that are not receiving services from the TRS are substantially comparable to the rents paid to the company by tenants leasing comparable space at such property and that are receiving such services from the TRS (and the charge for the services is separately stated); or (4) the TRS’s gross income from the service is not less than 150% of the TRS’s direct cost of furnishing the service. The company intends that Holding TRS and/or its wholly owned subsidiaries will provide certain services to the company’s tenants following the consolidation. Although the company intends to operate Holding TRS in a manner that does not cause the company to be subject to the excise tax discussed above, there is no assurance that the company will be successful in this regard.

Gross Income Tests

In order to maintain the company’s qualification as a REIT, the company annually must satisfy two gross income tests. First, at least 75% of the company’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gain from the disposition of shares of other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of the company’s gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary.

Rents received by the company will qualify as “rents from real property” in satisfying the 75% gross income test described above only if several conditions are met, including the following. The rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales or being based on the net income or profits of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the sublessees would qualify as rents from real property, if earned directly by the company. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as rents from real property unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as rents from real property, the company generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which the company derives no income, or through a TRS. The company is permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, the company may directly or indirectly provide non-customary services to tenants of the company’s properties if the gross income from such services does not exceed 1% of the total gross income from the property for the relevant taxable year. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the rents from treatment as rents from real property. If, however, the gross income from such non-customary services exceeds this 1% threshold, none of the gross income derived from the property for the relevant property is treated as rents from real property. For purposes of this test, the gross income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, the company is permitted to provide services to tenants through a TRS without disqualifying the rental income received from tenants as rents from real property. While the company will provide services to the company’s tenants directly following the consolidation in a manner consistent with the company’s qualification as a REIT, the company intends to also cause Holding TRS and/or its wholly owned subsidiaries to provide certain other services following the consolidation. Also, rental income will qualify as rents from real property only to the extent it is not treated as “unrelated party rent,” which generally includes rent from a tenant if the company directly or indirectly (through application of certain constructive ownership rules) owns, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. However, rental payments from a TRS will qualify as rents from real property even if the company owns more than 10% of the total value or combined voting power of the TRS if at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space.

Income from admissions to the Empire State Building observatory, and certain other income generated by the observatory, would not likely be qualifying income for purposes of the REIT gross income tests. The company will jointly elect with Observatory TRS, the current lessee and operator of the observatory, which will be wholly owned by the operating partnership following the completion of the IPO, for Observatory TRS to be treated as a TRS of the company’s for U.S. federal income tax purposes following the completion of the IPO. Observatory TRS will lease the Empire State Building observatory from the operating partnership pursuant to an existing lease that provides for fixed base rental payments and variable rental payments equal to certain percentages of Observatory TRS’s gross receipts from the operation of the observatory. Given the unique nature of the real estate comprising the observatory, the company does not believe that there is any space in the Empire State Building or in the same geographic area as the Empire State Building that would likely be considered sufficiently comparable to the observatory for the purpose of applying the exception to related party rent described above. The company has received from the IRS a private letter ruling that the rent that the operating partnership will receive from Observatory TRS pursuant to the lease described above will be qualifying income for purposes of the REIT gross income tests.

In addition, following completion of the offering the operating partnership will acquire various license agreements (i) granting certain third party broadcasters the right to use space on the tower on the top of the Empire State Building for certain broadcasting and other communication purposes and (ii) granting certain third party vendors the right to operate concession stands in the observatory. The company has received from the IRS a private letter ruling that the license fees that the operating partnership will receive under these agreements will be treated as rental payments for the use of real property and therefore as qualifying income for purposes of the REIT gross income tests.

The company is entitled to rely upon these rulings only to the extent that the company did not misstate or omit a material fact in the ruling request and that the company continues to operate in the future in accordance with the material facts described in such request, and no assurance can be given that the company will always be able to do so. If the company was not able to treat the rent that the operating partnership receives from Observatory TRS as qualifying income for purposes of the REIT gross income tests, the company would be required to restructure the manner in which it operates the observatory, which would likely require the company to cede operating control of the observatory by leasing the observatory to an affiliate or third party operator. If the company was not able to treat the license fees that the operating partnership will receive from the license agreements described above as qualifying income for purposes of the REIT gross income tests, the company would be required to enter into the license agreements described above through a TRS, which would cause the license fees to be subject to U.S. federal income tax and accordingly reduce the amount of the company’s cash flow available to be distributed to the company’s stockholders. In either case, if the company is not able to appropriately restructure the company’s operations in a timely manner, the company would likely realize significant income that does not qualify for the REIT gross income tests, which could cause the company to fail to qualify as a REIT.

Unless the company determines that the resulting non-qualifying income under any of the following situations, taken together with all other non-qualifying income earned by the company in the taxable year, will not jeopardize the company’s qualification as a REIT, the company does not intend to:

•

charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

•

rent any property to a related party tenant, including Observatory TRS, Holding TRS, or any other TRS, unless the rent from the lease to the TRS would qualify for the special exception from the related party tenant rule applicable to certain leases with a TRS;

•

derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which no more than 15% of the total rent received under the lease; or

•	directly perform services considered to be non-customary or rendered to the occupant of the property.

The company may receive distributions from Observatory TRS, Holding TRS, and any other TRSs or other C corporations that are neither REITs nor qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends received by the company from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test, as described above, to the extent that the obligation is secured by a mortgage on real property. If the company receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that the company acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other property, and the company’s income from the loan will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Although not currently anticipated, the company may, on a selective basis, opportunistically make real estate-related debt investments, provided that the underlying real estate meets the company’s criteria for direct investment. Under recent IRS guidance, the company would be required to treat a portion of the gross income derived from a mortgage loan that is acquired at a time when the fair market value of the real property securing the loan is less than the loan’s face amount and there are other assets securing the loan as non-qualifying income for the 75% gross income test even if the company’s acquisition price for the loan (that is, the fair market value of the loan at the time that the company acquired it) is less than the value of the real property securing the loan. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless also qualify for purposes of the 95% gross income test.

In addition, although not currently anticipated, the company’s opportunistic real estate-related debt investments may include mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns retail real estate assets. The IRS issued Revenue Procedure 2003-65, or the Revenue Procedure, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test (described above). Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Mezzanine loans that the company acquires may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test (described above).

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property.

The company expects to earn fees from certain construction services the company will provide to the company’s tenants and other third parties. Gross income from such services generally may only constitute qualifying income for purposes of the 75% and 95% gross income tests to the extent that it is attributable to construction services provided to the company’s tenants in connection with the entering into or renewal of a lease. In addition, construction services provided to the company’s tenants other than in such circumstances might constitute non-customary services. As a result, to the extent that the company provides construction services to third parties or to tenants other than in connection with the entering into or renewal of a lease, the company expects to provide such services through Holding TRS or another TRS, which will be subject to full corporate tax with respect to such income.

Hedging Transactions

The company may enter into hedging transactions with respect to one or more of the company’s assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction the company enters into (1) in the normal course of the company’s business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which the company clearly identifies as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that the company enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. The company intends to structure any hedging transactions in a manner that does not jeopardize the company’s qualification as a REIT.

Failure to Satisfy the Gross Income Tests

The company intends to monitor the company’s sources of income, including any non-qualifying income received by the company, so as to ensure the company’s compliance with the gross income tests. If the company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the company may still qualify as a REIT for the year if the company is entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the failure of the company to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, the company sets forth a description of each item of the company’s gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether the company would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving the company, the company will not qualify as a REIT. As discussed above under “—Taxation of the Company—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which the company fails to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter the company must also satisfy four tests relating to the nature of the company’s assets. First, at least 75% of the value of the company’s total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other REITs, and certain kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities owned by the company may not exceed 5% of the value of the company’s total assets. Third, the company may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of Observatory TRS, Holding TRS, and any other TRSs held by the company may not exceed 25% of the value of the company’s total assets.

The 5% and 10% asset tests do not apply to securities of TRSs, qualified REIT subsidiaries or securities that are “real estate assets” for purposes of the 75% asset test described above. In addition, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. For these purposes, (1) a REIT’s interest as a partner in a partnership is not considered a security; (2) any debt instrument issued by a partnership (other than straight debt or another security that is excluded from the 10% value test) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if the company, and any of the company’s “controlled taxable REIT subsidiaries,” as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, its interest as a partner in the partners).

As mentioned above, although not currently contemplated, the company may, on a selective basis, opportunistically make real estate-related debt investments, provided the underlying real estate meets the company’s criteria for direct investment. A real estate mortgage loan that the company owns generally will be treated as a real estate asset for purposes of the 75% asset test if, on the date that the company acquires or originates the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Furthermore, under recent IRS guidance, unlike the rules described above that are applicable to the gross income tests, the company would not be required to treat any portion of a mortgage loan as non-qualifying for the 75% asset test if at the time that the company acquires the loan the company’s acquisition price for the loan (that is, the fair market value of the loan at the time that the company acquired it) does not exceed the fair market value of the real property securing the loan. Furthermore, although modifications of a loan held by the company generally may be treated as an acquisition of a new loan for U.S. federal income tax purposes, a modification would not be treated as an acquisition of a new loan for this purpose provided that the modification is occasioned by a default or a significant risk of default.

After initially meeting the asset tests at the close of a quarter, the company will not lose the company’s qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values (including a failure caused solely by change in the foreign currency exchange rate used to value a foreign asset). If the company fails to satisfy the asset tests because the company acquires or increases the company’s ownership interest in securities during a quarter, the company can cure this failure by disposing of the non-qualifying assets within 30 days after the close of that quarter. If the company fails the 5% asset test, the 10% vote test, or the 10% value test at the end of any quarter, and such failure is not cured within 30 days thereafter, the company may dispose of sufficient assets (generally, within six months after the last day of the quarter in which the company’s identification of the failure to satisfy those asset tests occurred) to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the company’s assets at the end of the relevant quarter or $10,000,000. If the company fails any of the other asset tests, or the company’s failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as the failure was due to reasonable cause and not willful neglect, the company is permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposition of sufficient assets to meet the asset tests (generally within six months after the last day of the quarter in which the company’s identification of the failure to satisfy the REIT asset test occurred), and paying a tax equal to the greater of $50,000 or 35% of the net income generated by the non-qualifying assets during the period in which the company failed to satisfy the relevant asset test.

The company believes its holdings of securities and other assets will comply with the foregoing REIT asset requirements, and the company intends to monitor compliance with such tests on an ongoing basis. There can be no assurance, however, that the company will be successful in this effort. Moreover, the values of some of the company’s assets, including the securities of Observatory TRS, Holding TRS, and any other TRSs or other non-publicly traded investments, may not be susceptible to a precise determination and are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not contend that the company’s assets do not meet the requirements of the REIT asset tests.

Annual Distribution Requirements

In order to qualify as a REIT, the company is required to distribute dividends, other than capital gain dividends, to the company’s stockholders in an amount at least equal to:

(1)	the sum of:

•	90% of the company’s “REIT taxable income” (computed without regard to the deduction for dividends paid and net capital gains), and

•	90% of the net income from foreclosure property (after tax), as described below, and recognized built-in gain, as discussed above, minus

(2)	the sum of specified items of non-cash income that exceeds a percentage of the company’s income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by the company and received by each stockholder on December 31 of the year in which they are declared. In addition, at the company’s election, a distribution for a taxable year may be declared before the company timely files its tax return for the year, provided the company pays such distribution with or before the company’s first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to the company’s stockholders in the year in which paid, even though the distributions relate to the company’s prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards the company’s distribution requirement, and to give rise to a tax deduction to the company, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among the company’s different classes of stock as set forth in the company’s organizational documents.

To the extent that the company distributes at least 90%, but less than 100%, of the company’s REIT taxable income, as adjusted, the company will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, the company may elect to retain, rather than distribute, the company’s net long-term capital gains and pay tax on such gains. In this case, the company would elect to have the company’s stockholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by the company. The company’s stockholders would then increase their adjusted basis in the company’s stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If the company fails to distribute on an annual basis at least the sum of (1) 85% of the company’s REIT ordinary income for such year, (2) 95% of the company’s REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, the company will be subject to a nondeductible 4% excise tax on the excess of such amount over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior periods) and (B) the amounts of income retained on which the company has paid corporate income tax. The company intends to distribute the company’s net income to the company’s stockholders in a manner that satisfies the REIT 90% distribution requirement and that protects the company from being subject to U.S. federal income tax on the company’s income and the 4% nondeductible excise tax.

It is possible that the company, from time to time, may not have sufficient cash to meet the REIT distribution requirements due to timing differences between (1) the actual receipt of cash, including the receipt of distributions from any partnership subsidiaries and (2) the inclusion of items in income by the company for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends. In the case of a taxable stock dividend, stockholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources including sales of the Class A common stock. Both a taxable stock distribution and sale of Class A common stock resulting from such distribution could adversely affect the price of the Class A common stock.

The company may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in the company’s deduction for dividends paid for the earlier year. In this case, the company may be able to avoid losing the company’s REIT qualification. However, the company will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Tax on Built-In Gains

If the company acquires appreciated assets from a subchapter C corporation in a transaction in which the adjusted tax basis of the assets in the company’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation (a “carry-over basis transaction”), and if the company subsequently disposes of any such assets during the 10 year period following the acquisition of the assets from the subchapter C corporation, the company will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to the company over the basis of such assets on such date, which is referred to as built-in gains. However, the built-in gains tax will not apply if the subchapter C corporation elects to be subject to an immediate tax when the asset is acquired by the company.

As discussed under “—Certain Tax Considerations Related to the Consolidations,” the company intends that the merger of Malkin Properties CT and Malkin Construction with and into the company will be carry-over basis transactions for U.S. federal income tax purposes. Assuming that both Malkin Properties CT and Malkin Construction have at all times qualified as S Corporations and have not otherwise acquired assets of a subchapter C Corporation in a carry over basis transaction, the company will not be treated as acquiring assets from a subchapter C Corporation in a carry-over basis transaction as a result of the mergers. If, however, either Malkin Properties CT or Malkin Construction did not, at any time, qualify as an S Corporation, or otherwise acquired assets of a subchapter C Corporation in a carry-over transaction, and assuming that either or both of the mergers qualified as a reorganization for U.S. federal income tax purposes, the assets that the company acquires from such entities could be subject to the built-in gains tax.

Recordkeeping Requirements

The company is required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist the company in determining the actual ownership of the company’s outstanding stock and maintaining the company’s qualification as a REIT.

Prohibited Transactions

Net income the company derives from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument in the REIT. The company intends to conduct the company’s operations so that no asset owned by the company or the company’s pass-through subsidiaries will be held as inventory or primarily for sale to customers, and that a sale of any assets owned by the company directly or through a pass-through subsidiary will not be in the ordinary course of business. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular property in which the company holds a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers, or that certain safe-harbor provisions of the Code discussed below that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property by Observatory TRS, Holding TRS, or any other TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

The Code provides a safe harbor that, if met, allows the company to avoid being treated as engaged in a prohibited transaction. In order to meet the safe harbor, among other things, (i) the company must have held the property for at least two years for the production of rental income (and, in the case of property which consists of land or improvements not acquired through foreclosure, the company must have held the property for two years for the production of rental income), (ii) the company capitalized expenditures on the property in the two years preceding the sale that are less than 30% of the net selling price of the property, and (iii) the company (a) has seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) either (I) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of the company’s assets as of the beginning of the taxable year, or (II) the aggregate fair market value of property sold during the year of sale is 10% or less of the aggregate fair market value of all of the company’s assets as of the beginning of the taxable year, and (III) in the case of either (I) or (II), substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom the company derives no income. For these purposes, the sale of more than one property to one buyer as part of one transaction constitutes one sale.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

To the extent that the company acquires non-performing or distressed debt secured by retail real estate assets with a view to subsequently taking control of the collateral (i.e., loan-to-own investments), any property that the company acquires through such a transaction will not qualify to be treated as foreclosure property because it will not satisfy condition (2) in the preceding paragraph. However, provided that the income generated by such property is qualifying income for purposes of the 75% gross income test, such income will not be subject to tax at the maximum corporate rate assuming that it is currently distributed to the company’s stockholders. See “—Requirements for Qualification—Annual Distribution Requirements.”

Failure to Qualify

In the event that the company violates a provision of the Code that would result in the company’s failure to qualify as a REIT, the company may nevertheless continue to qualify as a REIT. Specified relief provisions will be available to the company to avoid such disqualification if (1) the violation is due to reasonable cause and not due to willful neglect, (2) the company pays a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to the company’s disqualification as a REIT for violations due to reasonable cause. If the company fails to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, the company will be subject to tax, including any applicable alternative minimum tax, on the company’s taxable income at regular corporate rates. Distributions to the company’s stockholders in any year in which the company is not a REIT will not be deductible by the company, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to the company’s stockholders will generally be taxable in the case of noncorporate U.S. stockholders at a maximum rate (through 2012) of 15%, and dividends in the hands of the company’s corporate U.S. stockholders may be eligible for the dividends received deduction. Unless the company is entitled to relief under the specific statutory provisions, the company will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the company will be entitled to statutory relief in all circumstances.

Tax Aspects of Investments in Partnerships

General

The company will hold investments through entities that are classified as partnerships for U.S. federal income tax purposes, including the company’s interest in the operating partnership and equity interests in lower-tier partnerships. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. The company will include in its income the company’s proportionate share of these partnership items for purposes of the various REIT income tests, based on the company’s capital interest in such partnerships. Moreover, for purposes of the REIT asset tests, the company will include the company’s proportionate share of assets held by subsidiary partnerships, based on the company’s capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of the company’s interest in partnership assets will be based on the company’s proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Code). Consequently, to the extent that the company holds an equity interest in a partnership, the partnership’s assets and operations may affect the company’s ability to qualify as a REIT, even though the company may have no control, or only limited influence, over the partnership.

Entity Classification

The investment by the company in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of the company’s subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and, therefore, could be subject to an entity-level tax on its income.

Pursuant to Section 7704 of the Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for U.S. federal income tax purposes if it is a “publicly traded partnership” and it does not receive at least 90% of its gross income from certain specified sources of “qualifying income” within the meaning of that section. A “publicly traded partnership” is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.” The Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units of the operating partnership will be traded on the NYSE and therefore the operating partnership will be a publicly traded partnership. Accordingly, the operating partnership will be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Code for each of its taxable years. “Qualifying income” for purpose of the “qualifying income” exception is generally real property rents and other types of passive income. The company believes the operating partnership will have and both the company and the operating partnership have represented to Clifford Chance US LLP in connection with its REIT qualification opinion that the operating partnership will have sufficient qualifying income so that it will be taxed as a partnership, even though it will be a publicly traded partnership. The income requirements applicable to the company to qualify as a REIT under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, the company does not believe that these differences would cause the operating partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships.

If at the end of any taxable year the operating partnership fails to meet the qualifying income exception, it may still qualify as a partnership if it is otherwise entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent, and (iii) the operating partnership agrees to make such adjustments (including adjustments with respect to its partners) or to pay such amounts as are required by the IRS. It is not possible to state whether the operating partnership would be entitled to this relief in any or all circumstances. It also is not clear under the Code whether this relief is available for the operating partnership’s first taxable year as a publicly traded partnership. If this relief provision is inapplicable to a particular set of circumstances, the operating partnership will not qualify as a partnership for U.S. federal income tax purposes. Moreover, if this relief provision applies and the operating partnership retains its partnership status, it or the holders of operating partnership (during the failure period) will be required to pay such amounts as are determined by the IRS.

Moreover, if the operating partnership fails to meet the qualifying income exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery as described above, and therefore was taxable as a corporation for U.S. federal income tax purposes, the character of the company’s assets and items of the company’s gross income would change and would preclude the company from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of a corporation) and the gross income tests as discussed in “—Requirements for Qualification—Asset Tests” and “—Requirements for Qualification—Gross Income Tests” above, and in turn would prevent the company from qualifying as a REIT. See “—Failure to Qualify,” below, for a discussion of the effect of the company’s failure to meet these tests for a taxable year. In addition, any change in the status of any of the company’s subsidiary partnerships for tax purposes might be treated as a taxable event, in which case the company could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

The operating partnership agreement generally provides that items of operating income and loss will be allocated to the holders of units in proportion to the number of units held by each holder. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The operating partnership’s allocations of income and loss are intended to comply with the requirements of Section 704(b) of the Code of the Treasury Regulations promulgated under this section of the Code.

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value, or book value, of the contributed property and the adjusted tax basis of such property at the time of the contribution (a “book-tax difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect partnership capital accounts or other economic or legal arrangements among the partners.

In connection with the consolidation, appreciated property will be acquired by the operating partnership in exchange for interests in the operating partnership. The operating partnership agreement requires that allocations with respect to such acquired property be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of allocating book-tax differences. Under the tax protection agreement, the operating partnership has agreed to use the “traditional method” for accounting for book-tax differences for the properties acquired by the operating partnership in the consolidation. Under the traditional method, which is the least favorable method from the company’s perspective, the carryover basis of the acquired properties in the hands of the operating partnership (1) may cause the company to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the company if all of the acquired properties were to have a tax basis equal to their fair market value at the time of acquisition and (2) in the event of a sale of such properties, could cause the company to be allocated gain in excess of the company’s corresponding economic or book gain (or taxable loss that is less than the company’s economic or book loss), with a corresponding benefit to the partners transferring such properties to the operating partnership for interests in the operating partnership. Therefore, the use of the traditional method could result in the company’s having taxable income that is in excess of the company’s economic or book income as well as the company’s cash distributions from the operating partnership, which might adversely affect the company’s ability to comply with the REIT distribution requirements or result in a greater portion of the company’s distributions being treated as taxable dividend income.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the company’s stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of the company’s stock by the partnership.

Distributions.    Provided that the company qualifies as a REIT, distributions made to the company’s taxable U.S. stockholders out of the company’s current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to common stock constitutes a dividend for U.S. federal income tax purposes, the company’s earnings and profits will be allocated first to distributions with respect to the company’s preferred stock, if any is outstanding, and then to the company’s common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates currently applicable to noncorporate U.S. stockholders who receive dividends from taxable subchapter C corporations.

In addition, distributions from the company that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed the company’s actual net capital gain for the taxable year, without regard to the period for which the U.S. stockholder has the stock. To the extent that the company elects under the applicable provisions of the Code to retain the company’s net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, the company’s undistributed capital gains as well as a corresponding credit for taxes paid by the company on such retained capital gains.

U.S. stockholders will increase their adjusted tax basis in the company’s common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by the company. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 15% (through 2012) in the case of noncorporate U.S. stockholders, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for noncorporate U.S. stockholders, to the extent of previously claimed depreciation deductions.

A portion of the company’s distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of the company’s distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of the company’s distributions for a year exceeds the company’s current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. As a general matter, any such gain will be long-term capital gain if the shares have been held for more than one year. In addition, any dividend declared by the company in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by the company and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by the company before the end of January of the following calendar year.

With respect to noncorporate U.S. stockholders, the company may elect to designate, through 2012, a portion of the company’s distributions paid to such U.S. stockholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to noncorporate U.S. stockholders as capital gain, provided that the U.S. stockholder has held the Class A common stock with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such Class A common stock became ex-dividend with respect to the relevant distribution. The maximum amount of the company’s distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1)	the qualified dividend income received by the company during such taxable year from subchapter C corporations (including any TRSs);

(2)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by the company with respect to such undistributed REIT taxable income; and

(3)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time the company’s REIT election became effective over the U.S. federal income tax paid by the company with respect to such built-in gain.

Generally, dividends that the company receives will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a domestic subchapter C corporation, such as Observatory TRS, Holding TRS, and any other TRSs, and specified holding period and other requirements are met.

To the extent that the company has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Requirements for Qualification—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by the company, which are generally subject to tax in the hands of U.S. stockholders to the extent that the company has current or accumulated earnings and profits.

Dispositions of Common Stock.    In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis in the common stock at the time of the disposition. A U.S. stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (as discussed above), less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other noncorporate U.S. stockholders upon the sale or disposition of shares of common stock will be subject to a maximum U.S. federal income tax rate of 15% for taxable years through 2012, if common stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2012) if common stock is held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate holders) to a portion of capital gain realized by a noncorporate holder on the sale of REIT stock or depositary shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

Prospective stockholders are advised to consult their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of noncorporate taxpayers, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of common stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from the company that were required to be treated by the U.S. stockholder as long-term capital gain.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. Although these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of common stock, or transactions that might be undertaken directly or indirectly by the company. Moreover, you should be aware that the company and other participants in transactions involving the company (including the company’s advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations.    Distributions made by the company and gain arising from the sale or exchange by a U.S. stockholder of common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any “passive losses” against income or gain relating to the common stock. Distributions made by the company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Expansion of Medicare Tax.    Under newly enacted legislation, in certain circumstances, certain U.S. stockholders that are individuals, estates, and trusts pay a 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of shares, effective for taxable years beginning after December 31, 2012. Prospective U.S. stockholders should consult their tax advisors regarding this new legislation.

Taxation of Tax-Exempt U.S. Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which is referred to in this registration statement as unrelated business taxable income, or “UBTI.” Although many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. stockholder has not held the common stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or ownership of the property is financed through a borrowing by the tax-exempt stockholder), and (2) the common stock is not otherwise used in an unrelated trade or business, distributions from the company and income from the sale of the common stock generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c) (9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from the company as UBTI unless they are able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by their investment in the common stock. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of the company’s stock could be required to treat a percentage of the dividends from the company as UBTI if the company is a “pension-held REIT.” The company will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of the company’s stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of the company’s stock, collectively owns more than 50% of such stock and (2) the company would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts.

Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the company’s stock.

Taxation of Non-U.S. Stockholders

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of the common stock applicable to non-U.S. stockholders. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation.

Ordinary Dividends.    The portion of dividends received by non-U.S. stockholders payable out of the company’s earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. stockholder generally will be treated as ordinary income and will be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of the company’s stock. In cases where the dividend income from a non-U.S. stockholder’s investment in the common stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax (unless reduced or eliminated by an applicable income tax treaty) on the income after the application of the income tax in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions.    Unless (1) the common stock constitutes a U.S. real property interest, or “USRPI,” or (2) either (A) the non-U.S. stockholder’s investment in the common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (B) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions by the company which are not treated as dividends for U.S. federal income tax purposes (i.e., not treaded as being paid out of the company’s current and accumulated earnings and profits) will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will constitute a dividend for U.S. federal income tax purposes, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of the company’s current and accumulated earnings and profits and, therefore, did not constitute a dividend for U.S. federal income tax purposes. In addition, if the company’s common stock constitutes a USRPI, as described below, distributions by the company in excess of the sum of the company’s earnings and profits plus the non-U.S. stockholder’s adjusted tax basis in the common stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA,” at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding tax (at a rate of 10%) of the amount by which the distribution exceeds the stockholder’s share of the company’s earnings and profits plus the stockholder’s adjusted basis in the company’s stock. As discussed below, the company expects that the Class A common stock will not be treated as a USRPI in the hands of a non-U.S. stockholder who holds less than 5% of the Class A common stock.

Because it will not generally be possible for the company to determine the extent to which a distribution will be from the company’s current or accumulated earnings and profits at the time the distribution is made, the company intends to withhold and remit to the IRS 30% of distributions to non-U.S. stockholders (other than distributions that are deemed to be attributable to USRPI capital gains, as described in greater detail below) unless (i) a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate with the company; or (ii) the non-U.S. stockholder files an IRS Form W-8ECI with the company claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business. However, if the company determines that any of the company’s stock held by a non-U.S. stockholder is likely to be treated as a USRPI, the company intends to withhold and remit to the IRS at least 10% of distributions on such stock even if a lower rate would apply under the preceding discussion.

Capital Gain Dividends.    Under FIRPTA, a distribution made by the company to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs held by the company directly or through pass-through subsidiaries, or “USRPI capital gains,” will be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. federal income tax at the rates applicable to U.S. stockholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, the company will be required to withhold tax equal to 35% of the amount of any distribution to the extent it is attributable to USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation. However, this 35% withholding tax will not apply to any distribution with respect to any class of the company’s stock which is “regularly traded” on an established securities market located in the United States (as defined by applicable Treasury Regulations) if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of such dividend. Instead, any such distribution will be treated as a distribution subject to the rules discussed above under “—Taxation of Stockholders—Taxation of Non-U.S. Stockholders—Ordinary Dividends.” Also, the branch profits tax will not apply to such a distribution.

A distribution is not attributable to USRPI capital gain if the company held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. stockholder from a REIT that are not attributable to USRPI capital gains are generally not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. stockholder’s investment in the common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual’s net capital gain for the year). The company intends to withhold and remit to the IRS 35% of a distribution to a non-U.S. stockholder only to the extent that such distribution is attributable to USRPI capital gains. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability or refundable when the non-U.S. stockholder properly and timely files a tax return with the IRS.

Dispositions of the Common Stock.    Unless the common stock constitutes a USRPI, a sale of the stock by a non-U.S. stockholder generally will not be subject to U.S. federal income taxation under FIRPTA. The stock will not be treated as a USRPI if less than 50% of the company’s assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. However, the company expects that more than 50% of the company’s assets will consist of interests in real property located in the United States.

Still, the common stock nonetheless will not constitute a USRPI if the company is a “domestically controlled qualified investment entity.” A REIT is a domestically controlled qualified investment entity if, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of its shares of common stock or the period of existence), less than 50% in value of its outstanding stock is held directly or indirectly by non-U.S. stockholders. The company expects to be a domestically controlled qualified investment entity and, therefore, the sale of the common stock should not be subject to taxation under FIRPTA. Because the company’s stock will be publicly traded, however, no assurance can be given that the company will be, or that if the company is, that the company will remain, a domestically controlled qualified investment entity.

Specific “wash sale” rules applicable to sales of shares in a REIT could result in gain recognition, taxable under FIRPTA, upon the sale of the common stock. These rules would apply if a non-U.S. stockholder (1) disposes of the common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. stockholder as gain from the sale or exchange of a USRPI, (2) is treated as acquiring, or as entering into a contract or option to acquire, other shares of the common stock during the 61-day period that begins 30 days prior to such ex-dividend date, and (3) if shares of the Class A common stock are “regularly traded” on an established securities market in the United States, such non-U.S. stockholder has owned more than 5% of the Class A common stock at any time during the one-year period ending on the date of such distribution.

In the event that the company does not constitute a domestically controlled qualified investment entity, a non-U.S. stockholder’s sale of the Class A common stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) the Class A common stock is “regularly traded on an established securities market located in the United States” (as defined by applicable Treasury Regulations), and (2) the selling non-U.S. stockholder owned, actually or constructively, 5% or less of the company’s outstanding Class A common stock at all times during the five-year period ending on the date of sale. Holders of Class B common stock should consult their tax advisor regarding the impact of their ownership of Class B common stock upon the FIRPTA consequences related to their ownership of Class A common stock and regarding the FIRPTA consequences of owning Class B common stock generally.

If gain on the sale of the common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, including applicable alternative minimum tax (and a special alternative minimum tax in the case of non- resident alien individuals), and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of the common stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (1) if the non-U.S. stockholder’s investment in the common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Backup Withholding and Information Reporting

The company will report to the company’s U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding (the current rate is 28%) with respect to dividends paid, unless the holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, the company may be required to withhold a portion of capital gain distribution to any U.S. stockholder who fails to certify its non-foreign status.

The company must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of the common stock within the United States is subject to both backup withholding and information reporting requirements unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of the common stock conducted through certain United States related financial intermediaries is subject to information reporting requirements (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Accounts

Federal legislation may, pursuant to proposed Treasury Regulations, impose withholding taxes on U.S. source payments made after December 31, 2013 to “foreign financial institutions” and certain other non-U.S. entities and disposition proceeds of U.S. securities realized after December 31, 2014. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders who own shares of the common stock through foreign accounts or foreign intermediaries and to certain non-U.S. stockholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, the common stock paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, as a general matter, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective stockholders should consult their tax advisors regarding this legislation.

State, Local and Foreign Taxes

The company and its subsidiaries and stockholders may be subject to state, local and foreign taxation in various jurisdictions, including those in which they or the company transacts business, own property or reside. The company will likely own interests in properties located in a number of jurisdictions, and the company may be required to file tax returns and pay taxes in certain of those jurisdictions. The state, local or foreign tax treatment of the company and the company’s stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by the company would not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisor regarding the application and effect of state, local and foreign income and other tax laws on an investment in the common stock.

Proposed Legislation or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to the company and its stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in the common stock.

Sunset of reduced tax rate provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2012, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include those related to the reduced maximum income tax rate for capital gain of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gain rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in the company’s common stock.

Consequences of Holding Operating Partnership Units

General

For purposes of this discussion, reference to “operating partnership units” means Series 60, Series 250, and Series ES operating partnership units, unless otherwise indicated. The general tax principles described below apply to all holders of operating partnership units unless otherwise indicated. However, the tax characteristics associated with each series may differ based on the unique and different tax attributes of the property contributed by each subject LLC. Such differences may affect the liquidity and market price of operating partnership units within each series. Participants who will receive operating partnership units in the consolidation are urged to consult with their tax advisor regarding the tax consequences of holding operating partnership units in their particular circumstances, and the potential impact of tax consequences on the liquidity and market price of the operating partnership units received by such participant.

Taxation of Holders of Operating Partnership Units on Profits and Losses of the Operating Partnership

So long as it remains eligible to be taxed as a partnership for U.S. federal income tax purposes, the operating partnership generally will not be subject to U.S. federal income tax. Rather, each holder of operating partnership units in computing its U.S. federal income tax liability for a taxable year will be required to take into account its allocable share of items of the operating partnership’s income, gain, loss, deduction and credit for the operating partnership’s taxable year ending within or with the taxable year of such holder, regardless of whether the holder has received any distributions. It is possible that the U.S. federal income tax liability of a holder of operating partnership units with respect to its allocable share of the operating partnership’s earnings in a particular taxable year could exceed the cash distributions to the holders for the year, thus requiring an out-of-pocket tax payment by the holder. The characterization of an item of income, gain, loss, deduction or credit will generally be determined at the partnership level (rather than at the holder level).

As discussed under “—Tax Aspects of Investments in Partnerships—Entity Classification”, if the operating partnership were taxable as a corporation (because, for instance, it is a publicly traded partnership and does not satisfy the qualifying income exception described above), the character of the company’s assets and items of gross income would change and would preclude the company from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of a corporation) and the gross income tests as discussed in “—Taxation of the Company—Requirements for Qualification—Asset Tests” and “—Taxation of the Company—Requirements for Qualification—Gross Income Tests”, and in turn would prevent the company from qualifying as a REIT. See “—Failure to Qualify”, for a discussion of the effect of the company’s failure to meet these tests for a taxable year. In addition, any change in the status of any subsidiary partnership for tax purposes might be treated as a taxable event, in which case the company could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Even if the operating partnership meets the 90% qualifying income test, certain other consequences will result from the operating partnership’s publicly traded partnership classification which could be adverse to you to the extent you receive operating partnership units in exchange for your participation interests. In particular, under Section 469(k) of the Code, you would be required to apply the passive loss limitations of Section 469 separately to the income and loss from the operating partnership. See “—Consequences of Holding Operating Partnership Units—Limitations on Deductibility of Certain Losses.”

Treatment of the operating partnership as an association taxable as a corporation or a publicly traded partnership taxable as a corporation would have a material adverse impact on you if you receive operating partnership units in the consolidation. In particular, (i) the exchange of your participation interests for operating partnership units could be a taxable transaction; (ii) the operating partnership would have to pay U.S. federal income tax on its taxable income at regular corporate rates (the maximum effective corporate U.S. federal income tax rate currently is 35%) and cash available for distribution to its partners (including you and the company) would thereby be reduced; (iii) there would be no flow-through from the operating partnership to you of items of income, gain, deduction, loss or credit with the result that most, if not all, of the tax aspects discussed above would not apply to you; (iv) distributions to you from the operating partnership would be taxed as dividends or otherwise treated as distributions by a corporation to its stockholders; and (v) the value of your operating partnership units would be substantially impaired. Moreover, if, at any time after the consolidation, the operating partnership were to be treated as an association taxable as a corporation or a publicly traded partnership taxable as a corporation, among other things, you generally would recognize gain equal to a “negative capital account” that you have in your operating partnership units at that time (i.e., the amount by which your share of liabilities of the operating partnership exceeds your basis in your operating partnership units).

The following discussion assumes that the operating partnership is treated as a partnership and not a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

Income and Deductions in General

You will report on your U.S. federal income tax return your allocable share of the operating partnership’s income, gains, losses, deductions and credits. Such items must be included on your U.S. federal income tax return without regard to whether the operating partnership makes a distribution of cash to you. Accordingly, it is possible that your U.S. federal income tax liability with respect to your allocable share of operating partnership income for a taxable year could exceed your cash distribution for such year.

Basis of Units; Treatment of Deemed Distributions

If (taking into account any shares of common stock deemed to be received in connection with the voluntary pro rata reimbursement program) you receive solely operating partnership units in the consolidation, your initial basis in your operating partnership units (your “Initial Basis”) should generally be equal to your basis in your participation interest immediately before the consolidation. If (taking into account any shares of common stock deemed to be received in connection with the voluntary pro rata reimbursement program) you receive operating partnership units and shares of common stock in the consolidation, your Initial Basis should generally be determined as described above under “—Receipt of Operating Partnership Units—Receipt of Reimbursement Shares of Common Stock.” However, your basis in your operating partnership units will be reduced (but not below zero) by all or a portion of the amount of any deemed distribution resulting from a decrease in your allocable share of the operating partnership’s liabilities. See “—Tax Consequences of the Consolidation—Receipt of Operating Partnership Units—Relief from Liabilities and Share of Liabilities.” If you have such a reduction in basis, you can generally expect that distributions of cash by the operating partnership and any deemed distributions resulting from subsequent reductions in your share of the operating partnership liabilities may be taxable to you sooner than would be the case if such basis reduction had not occurred. Such basis reduction would also affect your ability to deduct your share of the operating partnership’s tax losses.

Your Initial Basis in your operating partnership units will generally be increased by your share of any of the operating partnership income and gain and any increases in your share of liabilities of the operating partnership, and decreased (but not below zero) by your share of any the operating partnership losses and any non-deductible expenditures of the operating partnership which are not chargeable to capital, distributions and any decreases in your share of liabilities of the operating partnership.

Treatment of Operating Partnership Distributions

Subject to the discussion of the Disguised Sale Regulations above, distributions of money (including for such purposes decreases in your share of the operating partnership’s liabilities) by the operating partnership to you following the consolidation generally should not be taxable for U.S. federal income tax purposes to the extent of your adjusted tax basis in your operating partnership units immediately before the distribution. Distributions of money and marketable securities in excess of such adjusted tax basis generally will be considered to be gains from the sale or exchange of the operating partnership units for U.S. federal income tax purposes, although a portion may be taxable as ordinary income. Your share of nonrecourse liabilities of the operating partnership may decrease (thereby resulting in a deemed cash distribution) as a result of repayments or other reductions of the operating partnership debt. See “—Tax Consequences of the Consolidation—Receipt of Operating Partnership Units—Relief from Liabilities and Share of Liabilities.”

Allocations of Income, Gain, Loss and Deduction

Under Section 704(b) of the Code, a partnership’s allocation of any item of income, gain, loss or deduction to a partner will be given effect for U.S. federal income tax purposes so long as it has “substantial economic effect,” or is otherwise allocated in accordance with the “partners’ interests in the partnership.” If the allocation does not satisfy this standard, it will be reallocated among the partners according to their respective interests in the partnership, taking into account all facts and circumstances.

Section 706 of the Code provides that items of partnership income and deductions must be allocated between transferors and transferees of operating partnership units. The operating partnership will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, loss, deduction and credit to holders of Series 60, Series 250, and Series ES operating partnership units, but these assumptions and conventions may not be in compliance with all aspects of applicable tax requirements. As a result, if you transfer your operating partnership units, you may be allocated income, gain, loss and deductions realized by the operating partnership after the date of transfer. In addition, as a result of such allocation method, you may be allocated taxable income even if you do not receive any distributions.

If our conventions are not allowed by applicable Treasury Regulations (or only apply to transfers of less than all of a holder’s operating partnership units) or if the IRS otherwise does not accept our conventions, the IRS may contend that the operating partnership’s taxable income or losses must be reallocated among the holder’s of Series 60, Series 250, Series ES, and Series PR operating partnership units. If such a contention were sustained, certain holders’ of Series 60, Series 250, and Series ES operating partnership units respective tax liabilities would be adjusted to the possible detriment of such holders of operating partnership units. The Company is authorized to revise the operating partnership’s method of allocation between transferors and transferees (as well as among holders of operating partnership units whose interests otherwise could vary during a taxable period).

Under Section 704(c) of the Code, items of income, gain, loss, and deduction with respect to appreciated or depreciated property that is contributed to a partnership in a tax-deferred transaction must be specially allocated, solely for U.S. federal income tax purposes, among the partners in such a manner so as to take into account such variation between tax basis and fair market value (sometimes referred to herein as the “Book-Tax Difference”). Under such allocations, the Book-Tax Difference will be eliminated by causing the contributing partner to bear the tax burden or benefit associated with the recognition of the unrealized gain or loss (as measured on the date of the contribution attributable to the contributed asset). In this manner, the contributing partner will realize over the life of the contributed asset the deferred tax burden or benefit attributable to such unrealized appreciation or depreciation in value relative to adjusted basis. The Treasury Regulations require the partnership to use a reasonable method for making Section 704(c) allocations. As a result of the consolidation and IPO, the assets of the operating partnership will be established at their fair market values for this purpose. It is anticipated that there will be a substantial positive Book-Tax Difference with respect to much of the operating partnership’s assets. The operating partnership will use the “traditional method” (as described in Section 1.704-3(b) of the Treasury Regulations) for making Section 704(c) allocations with respect to the assets held by the operating partnership immediately after the consolidation. In the event the operating partnership disposes of an asset which was contributed (including property contributed by your subject LLC), income and gain attributable to the Book-Tax Difference of such contributed asset generally will be allocated to you and other participants that contributed such asset and the other holders of operating partnership units generally will be allocated only their share of income and gain attributable to appreciation, if any, occurring after the contribution of the contributed asset. These incremental allocations of income to participants holding Series 60, Series 250, and Series ES operating partnership units could be substantial with respect to the assets contributed by their subject LLC and will not result in additional cash distributions to such operating partnership unit holders, with the result that you may not necessarily receive cash sufficient to pay the taxes attributable to any such income allocated to you.

In addition, under the traditional method, you will be allocated relatively less depreciation (and possibly none) for U.S. federal income tax purposes with respect to any asset contributed by your subject LLC with a Book-Tax Difference. You may also be allocated relatively less depreciation or additional taxable income on sale for U.S. federal income tax purposes with respect to the other assets of the operating partnership with a positive Book-Tax Difference held by the operating partnership at the time of the consolidation. The operating partnership may use methods other than the “traditional method” with respect to assets with the book-tax difference of assets acquired after the consolidation.

As a result of the foregoing rules regarding allocations of income, gain, loss and deduction, the tax consequences to holders of Series PR, Series 60, Series 250, and Series ES operating partnership units will differ based on the unique and different tax attributes of the property contributed by the subject LLCs that a particular participant was a member of.

Tax Treatment of Redemption of the Operating Partnership Units

Your exercise of your right to require the redemption of all or a portion of your operating partnership units pursuant to the operating partnership’s agreement of limited partnership will generally be treated as a taxable transaction for U.S. federal income tax purposes. It is possible that the amount of gain recognized (or even the U.S. federal income tax liability resulting from such gain) by you upon a redemption of such units could exceed the amount of cash received upon such exercise.

If the operating partnership redeems your operating partnership units for cash that the company contributes to the operating partnership to effect such redemption or the company exercises its right to acquire your operating partnership units for shares of common stock, the transaction should generally be treated for U.S. federal income tax purposes as a taxable sale of such operating partnership units to the company. In that event, you would be treated as realizing an amount equal to the sum of the cash or fair market value of the shares of common stock received in the exchange plus the amount of the operating partnership liabilities allocable to your redeemed operating partnership units at the time of the redemption. The U.S. federal income tax treatment of a redeeming limited partner in the event of sale treatment is discussed more fully below. See “—Tax Treatment of Disposition of the Operating Partnership Units Generally.”

If, instead, the operating partnership chooses to redeem your operating partnership units for cash that is not contributed by the company to effect the redemption, the U.S. federal income tax consequences would generally be the same as described in the previous paragraph, except that in the event the operating partnership redeems less than all of your units, you would not be permitted to recognize any loss occurring on the transaction and you would generally recognize taxable gain only to the extent that the cash, plus the share of the operating partnership liabilities allocable to your redeemed units, exceeded your adjusted basis in all of your operating partnership units immediately before the redemption.

Tax Treatment of Disposition of the Operating Partnership Units Generally

If any operating partnership unit is redeemed or otherwise transferred in a manner that is treated as a sale of such unit, the determination of your gain or loss from the sale will be based on the difference between your amount considered realized for U.S. federal income tax purposes and your adjusted tax basis in such operating partnership unit. Upon the sale of any operating partnership unit, your “amount realized” will be measured by the sum of the cash received plus the fair market value of any property received plus any reduction in your allocable share of the operating partnership’s liabilities as a result of such sale. To the extent that the amount of cash received plus the fair market value of any property received plus the reduction in your allocable share of the operating partnership’s liabilities exceeds your adjusted tax basis for the operating partnership unit sold, you will recognize gain. It is possible that the amount of gain recognized or even the U.S. federal income tax liability resulting from such gain could exceed the amount of cash received upon such sale.

Except as described below, any gain recognized upon a sale or other disposition of operating partnership units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of any operating partnership unit attributable to your share of, among others, “unrealized receivables” of the operating partnership (as defined above under “—Tax Consequences of the Consolidation—Receipt of Stock—Character of Gain Recognized”) exceeds your basis attributable to those assets, such excess will be treated as ordinary income. In addition, holders of operating partnership units that are individuals, estates or trusts are currently subject to a maximum U.S. federal income tax of 25% on a sale or other disposition of an operating partnership unit in respect of the recapture of real property depreciation deductions taken by the operating partnership, assuming the holder has held such operating partnership units for more than one year.

As further described herein, under certain circumstances, a transfer of operating partnership units by a holder that also holds shares of Class B common stock will result in all or a portion of such holder’s shares of Class B common stock converting to Class A common stock. Such a conversion of Class B common stock for Class A common stock should not result in such holder recognizing gain or loss for U.S. federal income tax purposes.

Limitations on Deductibility of Certain Losses

In the case of holders of operating partnership units that are individuals, trusts, estates, or certain closely held corporations, the ability to utilize any tax losses generated by the operating partnership may be limited under the “at risk” limitation in Section 465 of the Code, the passive activity loss limitation in Section 469 of the Code, the basis limitation of Section 704(d) of the Code, and/or other provisions of the Code. Furthermore, in the case of holders of operating partnership units that are individuals or trusts, the ability to utilize certain specific items of deduction may be limited under certain provisions of the Code. The application of these limitations depends on the exact nature of the operating partnership’s future operations and the individual tax positions of the holders of operating partnership units. Participants who will receive operating partnership units in the consolidation are urged to consult with their tax advisor regarding the potential application of these provisions.

Effect of the Consolidation on Depreciation

Under Section 708(b)(1)(B) of the Code, a partnership is “technically terminated” for U.S. federal income tax purposes if within a 12-month period there is a sale or exchange of 50% or more of the total interests in partnership capital and profits. The terminated “old” partnership is deemed to contribute its assets, subject to its liabilities, to a “new” partnership, and thereafter to distribute the interests in the “new” partnership to the partners in complete liquidation of the “old” partnership. The principal tax consequence of such a technical termination is that the “new” partnership is required to depreciate the carryover tax basis of its property as if it were newly placed in service on the date of termination, which results in the depreciation of the carryover tax basis being recovered over a longer period and less current depreciation. If participants holding participation interests representing 50% or more of the outstanding interests in the capital and profits of a subject LLC receive shares of common stock in a taxable exchange for their participation interests in the consolidation or such taxable exchanges together with other transfers during the prior 12 months equals 50% or more of the capital and profits interests in a subject LLC, such subject LLC should be technically terminated immediately prior to the consolidation. As a result, the operating partnership will be required to re-start the depreciation period for each of its depreciable assets following the consolidation, as described above. However, if a subject LLC is not technically terminated in connection with the consolidation, the properties held by such subject LLC generally will continue to be depreciated over the same remaining period as they would be in the hands of the such subject LLC.

Your allocable share of tax depreciation following the consolidation will also be affected by the special tax allocations required under Section 704(c) of the Code. See “—Consequences of Holding Operating Partnership Units—Allocations of Income, Gain, Loss and Deduction.”

Withholding on Distributions

If you fail to provide the operating partnership with a certificate of your non-foreign status which satisfies the requirements of Code and the Treasury Regulations promulgated thereunder or any other certificate that relieves the operating partnership of its withholding obligations under the Code and Treasury Regulations, the operating partnership will be required to withhold U.S. federal income tax on certain income or gain realized by the operating partnership, possibly including any gain arising from the disposition of a USRPI, to the extent of your share of such gain.

Amounts withheld from you do not constitute an additional tax, but rather are credited against your U.S. federal income tax liability. You should consult your tax advisor to ensure compliance with the procedures for exemption from withholding.

Uniformity of Series 60, Series 250, and Series ES Operating Partnership Units

The tax characteristics associated with each series of operating partnership units will differ based on the unique and different tax attributes of the property contributed by each subject LLC. Accordingly, the tax consequences of holding each series of operating partnership units will differ and may impact the liquidity and market price of each such series. Although within each class of Series 60, Series 250, and Series ES operating partnership units the tax consequences of holding such units are expected to be uniform, because the operating partnership cannot match the transferors and transferees of Series 60, Series 250, and Series ES operating partnership units, the operating partnership will adopt depreciation, amortization and other tax accounting positions with respect to each such series that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to holders of a particular series. It also could affect the timing of these tax benefits or the amount of gain on the sale of such class of operating partnership units and could have a negative impact on the liquidity and market price of each such series of operating partnership units or result in audit of and adjustments to a holders’ tax returns.

Foreign Accounts

Federal legislation may, pursuant to proposed Treasury Regulations, impose withholding tax at a rate of 30% on U.S. source payments made after December 31, 2013 to “foreign financial institutions” in respect of accounts of holders of operating partnership units at such financial institutions. Holders of operating partnership units should consult their tax advisors regarding the effect, if any, of this recent legislation on their ownership and disposition of shares of their operating partnership units.

Administrative Matters

Tax Matters Partner.    The company will act as the operating partnership’s “tax matters partner.” The company will have the authority to act on the operating partnership’s behalf in connection with an administrative or judicial review of the operating partnership’s items of income, gain, loss, deduction or credit. See “—Tax Audits” below. In addition, the tax matters partner will be authorized to make tax elections on the operating partnership’s behalf.

Section 754 Election.    The operating partnership currently intends to make the election permitted by Section 754 of the Code. The election, if made, is irrevocable without the consent of the IRS, and would generally require the operating partnership to adjust the tax basis in its assets, or “inside basis,” attributable to a transferee of operating partnership units under Section 743(b) of the Code to reflect the purchase price of the operating partnership units paid by the transferee. For purposes of this discussion, a transferee holder of operating partnership units’ inside basis in the operating partnership’s assets will be considered to have two components: (1) such holder’s share of the operating partnership’s tax basis in its assets inherited from its transferor, or “common basis,” and (2) any Section 743(b) adjustment to that basis that such transferee holder of operating partnership units is entitled to. Any such Section 743(b) basis adjustment described in the preceding sentence will be solely for the benefit of such transferee and will not impact the tax basis of participants holding operating partnership units in the underlying basis of the operating partnership assets.

If no Section 754 election is made, there will be no adjustment for the transferee of operating partnership units, even if the purchase price of those operating partnership units is higher than such operating partnership units’ share of the aggregate tax basis of the operating partnership’s assets immediately prior to the transfer. In that case, on a sale of an asset, gain allocable to the transferee would include built-in gain allocable to the transferee at the time of the transfer, which built-in gain would otherwise generally be eliminated if a Section 754 election had been made. Accordingly, the failure of the operating partnership to make a Section 754 election could have a material adverse effect on the liquidity and market price of the Series 60, Series 250, and Series ES operating partnership units, and potentially compromise a participant’s ability to sell such operating partnership units.

The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships with multiple series of interests. To help reduce the complexity of those calculations and assist the operating partnership in applying the relevant rules in an efficient manner, if it makes the election, the operating partnership will apply certain conventions in determining and allocating basis adjustments relating to transfers of Series 60, Series 250, and

Series ES operating partnership units. For example, if the election is made, the operating partnership may apply a convention in which it deems the price paid by a holder of such operating partnership units to be the lowest quoted trading price of such class of operating partnership units during the month in which the purchase occurred, irrespective of the actual price paid. Nevertheless, the use of such conventions may result in basis adjustments that do not exactly reflect a holder’s purchase price for its operating partnership units, including less favorable basis adjustments to a holder who paid more than the lowest quoted trading price of the operating partnership units for the month in which the purchase occurred. It is possible that the IRS will successfully assert that any conventions the operating partnership uses do not satisfy the technical requirements of the Code or the Treasury Regulations and thus could require different basis adjustments to be made. If the IRS were to sustain such a position, a transferee of Series 60, Series 250 and Series ES operating partnership units may have adverse tax consequences. This risk could also have a material adverse effect on the liquidity and market value of such classes of publicly traded units and as a result may potentially compromise a participant’s ability to sell such operating partnership units.

Constructive Termination.    Subject to the electing large partnership rules described below, the operating partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in the operating partnership’s capital and profits within a 12-month period. A termination would result in the closing of the operating partnership’s taxable year for all holders of operating partnership units. In the case of a holder reporting on a taxable year other than the calendar year, the closing of the operating partnership’s taxable year may result in more than 12 months of the operating partnership’s taxable income or loss being includable in the holder’s taxable income for the year of termination. The operating partnership would be required to make new tax elections after a termination, including a new tax election under Section 754 of the Code. A termination could also result in penalties if the operating partnership were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject the operating partnership to, any tax legislation enacted before the termination (including legislation that may be unfavorable to the operating partnership and/or its partners).

Tax Return Filing Obligations.    Participants should consider potential state and local tax consequences of holding operating partnership units and are urged to consult their tax advisors in this regard. Each direct or indirect partner of a partnership generally is required to file income tax returns and pay tax both in the state or local jurisdiction where the partner resides and each state or local jurisdiction in which the partnership owns real property or does business. Participants holding operating partnership units will likely be required to file state and local tax returns in each of the jurisdictions where the operating partnership currently owns or subsequently acquires real property. In addition, the operating partnership may be required to withhold state or local income tax against distributions otherwise payable to you which are attributable to income derived from property owned or business conducted in a jurisdiction in which you are not a resident. To the extent that you pay income tax with respect to income derived by the operating partnership in a jurisdiction where you are not a resident (or the operating partnership is required to pay such tax on your behalf), you may be entitled to a deduction or credit against income tax that would otherwise be owed to your state or local jurisdiction of residence on that same income.

Information Returns.    The operating partnership has agreed to use reasonable efforts to furnish to you tax information (including Schedule K-1) within 90 days of the close of each taxable year, which describes your allocable share of the operating partnership’s income, gain, loss and deduction for its preceding taxable year. Delivery of this information by the operating partnership will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from an investment in which the operating partnership holds an interest. In preparing this information, the operating partnership will use various accounting and reporting conventions to determine your allocable share of income, gain, loss and deduction. It is therefore likely that, in any taxable year, the holders of operating partnership units will need to apply for extensions of time to file their tax returns. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss. If you are not a U.S. person there can be no assurance that this information will meet your jurisdiction’s compliance requirements.

Tax Audits.    Under the Code, adjustments in tax liability with respect to operating partnership items generally will be made at the operating partnership level in a partnership proceeding rather than in separate proceedings with each operating partnership unit holder. The company will represent the operating partnership as the tax matters partner during any audit and in any dispute with the IRS. Each holder of operating partnership units will be informed of the commencement of an audit of the operating partnership. In general, the tax matters partner may enter into a settlement agreement with the IRS on behalf of, and that is binding upon, holders of operating partnership units.

Adjustments resulting from an IRS audit may require each holder of operating partnership units to adjust a prior year’s liability, and possibly may result in an audit of its return. Any audit of a holder’s return could result in adjustments not related to the operating partnership’s returns as well as those related to the operating partnership’s returns.

The tax matters partner can extend the statute of limitations for assessment of tax deficiencies against holders of operating partnership units for items in the operating partnership’s return. The tax matters partner may bind a holder with less than a 1% profits interest in the operating partnership to a settlement with the IRS unless that holder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all operating partnership unit holders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any holder having at least a 1% interest in profits or by any group of holders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each holder of operating partnership units with an interest in the outcome may participate.

Nominee Reporting.    Persons who hold operating partnership units as nominees for another person are required to furnish to the operating partnership (i) the name, address and taxpayer identification number of the beneficial owner and the nominee; (ii) whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (3) a tax exempt entity; (iii) the amount and description of operating partnership units held, acquired or transferred for the beneficial owner; and (iv) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition costs for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on operating partnership units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to the operating partnership. The nominee is required to supply the beneficial owner of the operating partnership units with the information furnished to operating partnership.

Taxable Year.    The operating partnership’s tax year end will be on December 31, unless required to adopt an alternative year end as its tax year end. Accordingly, holders of operating partnership units with a tax year end other than December 31 may be required to include more than 12 months of the operating partnership’s taxable income or loss in the holder’s taxable income if there is a technical termination. See “—Constructive Termination.”

Elective Procedures for Large Partnerships.    The Code allows large partnerships to elect streamlined procedures for U.S. federal income tax reporting. This election, if made, would reduce the number of items that must be separately stated on the IRS Schedules K-1 that are issued to holders of operating partnership units, and such Schedules K-1 would have to be provided on or before the first March 15 following the close of each taxable year. You would be required to treat all items consistently with their treatment on the IRS Schedule K-1 issued to you by the operating partnership and would have limited rights in connection with audits and tax proceedings with respect to the operating partnership. In addition, this election would prevent the operating partnership from suffering a “technical termination” (which would close the operating partnership’s taxable year) if within a 12 month period there is a sale or exchange of 50% or more of its total interests. If the operating partnership makes such an election, IRS audit adjustments will flow through to operating partnership unit holders for the year in which such adjustments take effect rather than the year to which the adjustments relates. In addition, the operating partnership, rather than the holders of the operating partnership units individually, generally will be liable for any interest and penalties (on a nondeductible basis) that result from such audit adjustment.

Treatment of Amounts Withheld.    If the operating partnership is required to withhold any U.S. tax on distributions made to any holder of operating partnership units, the operating partnership will pay such withheld amount to the IRS. That payment, if made, will be treated as a distribution of cash to the holder of operating partnership units with respect to whom the payment was made and will reduce the amount of cash to which such holder would otherwise be entitled.

Backup Withholding.    For each calendar year, the operating partnership will report to you and to the IRS the amount of distributions that it pays, and the amount of tax (if any) that it withholds on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to distributions paid unless (i) you are a corporation or fall within another exempt category and demonstrate this fact when required or (ii) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-8BEN. Backup withholding is not an additional tax; the amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

If you do not timely provide the operating partnership with IRS Form W-8 or W-9, as applicable, or such form is not properly completed, the operating partnership may become subject to U.S. backup withholding taxes in excess of what would have been imposed had the operating partnership received certifications from all holders. Such excess U.S. backup withholding taxes may be treated by the operating partnership as an expense that will be borne by all holders on a pro rata basis (where the operating partnership is or may be unable to cost efficiently allocate any such excess withholding tax cost specifically to the holders that failed to timely provide the proper U.S. tax certifications).

Tax Shelter Regulations.    If the operating partnership were to engage in a “reportable transaction,” the operating partnership (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. An investment in the operating partnership may be considered a “reportable transaction” if, for example, the operating partnership recognizes certain significant losses in the future. In certain circumstances, a holder of operating partnership units who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. The operating partnership’s participation in a reportable transaction also could increase the likelihood that its U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Certain of these rules are currently unclear, and it is possible that they may be applicable in situations other than significant loss transactions.

Moreover, if the operating partnership were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to (i) significant accuracy-related penalties with a broad scope, (ii) for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and (iii) in the case of a listed transaction, an extended statute of limitations.

Holders of operating partnership units should consult their tax advisors concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the holding or disposition of operating partnership units.

THE FOREGOING TAX SECTION IS INCLUDED FOR GENERAL INFORMATION ONLY FOR U.S. HOLDERS OF PARTICIPATION INTERESTS, AND IS BASED UPON U.S. FEDERAL INCOME TAX LAW AS OF THE DATE OF THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT. THE PARTICULAR CIRCUMSTANCES OF EACH PARTICIPANT MAY DIFFER, AND, CONSEQUENTLY, THIS DISCUSSION MAY NOT APPLY TO YOU. THIS SECTION DOES NOT DISCUSS TAX CONSEQUENCES OF THE CONSOLIDATION UNDER STATE, LOCAL OR FOREIGN LAW OR THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. PERSONS OR TAX-EXEMPT PERSONS. YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU RESULTING FROM THE CONSOLIDATION AND THE RECEIPT OF OPERATING PARTNERSHIP UNITS AND/OR COMMON STOCK FOR YOUR PARTICIPATION INTEREST, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited:

(i)	the consolidated balance sheet of Empire State Realty Trust, Inc. at December 31, 2011 as set forth in their report;

(ii)	the balance sheet of Empire State Realty OP, L.P. at March 31, 2012, as set forth in their report;

(iii)	the combined financial statements and financial statement schedules of Empire State Realty Trust, Inc., Predecessor at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011 which, as to the year 2009, is based in part on the reports of Margolin, Winer & Evens LLP, independent registered public accounting firm, as set forth in their reports on the financial statements for the year ended December 31, 2009 for 250 West 57th St. Associates L.L.C., Fisk Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., Lincoln Building Associates L.L.C., and the consolidated financial statements of Empire State Building Associates L.L.C., and the consolidated financial statements of Empire State Building Company L.L.C. and Affiliates;

(iv)	the statements of revenues and certain expenses of 1333 Broadway Associates, L.L.C. for each of the three years in the period ended December 31, 2011 as set forth in their report;

(v)	the statements of revenues and certain expenses of 1350 Broadway Associates, L.L.C. for each of the three years in the period ended December 31, 2011 as set forth in their report;

(vi)	the statements of revenues and certain expenses of 501 Seventh Avenue Associates, L.L.C. for each of the three years in the period ended December 31, 2011 as set forth in their report;

(vii)	the consolidated financial statements of Empire State Building Company L.L.C. and Affiliates as of December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011 as set forth in their report,

(viii)	the consolidated financial statements and financial statement schedule of Empire State Building Associates L.L.C. at December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011 as set forth in their report;

(ix)	the financial statements and financial statement schedule of 60 East 42nd St. Associates L.L.C. at December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011 as set forth in their report;

(x)	the financial statements and financial statement schedule of 250 West 57th St. Associates L.L.C. at December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011 as set forth in their report;

(xi)	the financial statements of Lincoln Building Associates L.L.C. at December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011 as set forth in their report; and

(xii)	the financial statements of Fisk Building Associates L.L.C. at December 31, 2011 and 2010 and for each of the two years in the period ended December 31, 2011 as set forth in their report.

The company has included each of the aforementioned financial statements and schedules in this prospectus/consent solicitation statement and elsewhere in the registration statement in reliance on the reports of Ernst & Young LLP and to the extent indicated in (ii) above, the reports of Margolin, Winer & Evens LLP, given on their authority as experts in accounting and auditing.

Margolin, Winer & Evens LLP, independent registered public accounting firm, has audited the consolidated financial statements of Empire State Building Company L.L.C. and Affiliates for the year ended December 31, 2009 as set forth in their report. The company has included the financial statements referred to in this paragraph in this prospectus/consent solicitation and elsewhere in the registration statement in reliance on the report of Margolin, Winer & Evens LLP, given on their authority as experts in accounting and auditing.

Unless otherwise indicated, the statistical and economic market data included in this prospectus/consent solicitation, including information relating to the economic conditions within the company’s markets contained in “Summary” and “Market Overview” is derived from market information prepared for the company by RCG Consulting Group, or RCG, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on RCG’s authority as an expert in such matters. The company paid RCG a fee of $30,000 for its services.

LEGAL MATTERS

Certain legal matters for the company will be passed upon by Clifford Chance US LLP, New York, New York. Certain tax matters for the company will be passed upon by Clifford Chance US LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

Each subject LLC is subject to the reporting requirements of the Exchange Act, and is required to file reports and other information with the SEC. The company (including the operating partnership) has filed with the SEC a Registration Statement on Form S-4, including exhibits and schedules filed with the registration statement of which this prospectus/consent solicitation is a part, under the Securities Act, with respect to the shares of common stock and operating partnership units offered pursuant to this prospectus/consent solicitation. This prospectus/consent solicitation does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to the company, the operating partnership and the shares of Class A common stock and operating partnership units, reference is made to the Registration Statement on Form S-4, including the exhibits and schedules to the registration statement. Copies of both registration statements, including the exhibits and schedules to the registration statements, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statements may be obtained from the public reference room of the SEC upon payment of prescribed fees. The company’s SEC filings, including its registration statement, are also available to you, free of charge, on the SEC’s website at www.sec.gov.

As a result of the issuance of common stock and operating partnership units in connection with the consolidation, the company and the operating partnership will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to their stockholders, as applicable, and unitholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

The accompanying supplement to this prospectus/consent solicitation has been prepared for your subject LLC and will be delivered to you and the other participants in your subject LLC. Upon receipt of a written request by you or your representative so designated in writing, the company will send a copy of any supplement without charge. All requests should be directed to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, or call toll free at (888) 410-7850.

Statements contained in this prospectus/consent solicitation or any supplements hereto as to the contents of any contract or other document which is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

INDEX TO FINANCIAL STATEMENTS

Empire State Realty Trust, Inc.:
Pro Forma Financial Statements (unaudited):
Maximum Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2012 (Unaudited)	F-10
Minimum Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2012 (Unaudited)	F-11
Pro Forma Condensed Consolidated Statement of Income for the three months ended March 31, 2012 (Unaudited)	F-12
Pro Forma Condensed Consolidated Statement of Income for the year ended December 31, 2011 (Unaudited)	F-13
Maximum Pro Forma Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2012 and the year ended December 31, 2011 (Unaudited)	F-14
Minimum Pro Forma Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2012 and the year ended December 31, 2011 (Unaudited)	F-15
Notes and Management’s Assumptions to Pro Forma Condensed Consolidated Financial Statements (Unaudited)	F-16
Ratio of Earnings to Fixed Charges for the three months ended March 31, 2012 and the year ended December 31, 2011

Historical Financial Statements (audited):
Report of Independent Registered Public Accounting Firm—Ernst & Young LLP	F-29
Consolidated Balance Sheets as of March 31, 2012 and December 31, 2011	F-30
Notes to Consolidated Balance Sheets as of March 31, 2012 and December 31, 2011	F-31

Empire State Realty OP, L.P. (audited):
Report of Independent Registered Public Accounting Firm—Ernst & Young LLP	F-34
Balance Sheet as of March 31, 2012	F-35
Notes to Balance Sheet as of March 31, 2012	F-36

Empire State Realty Trust, Inc., Predecessor (“Predecessor”):
Historical Combined Financial Statements (audited):
Report of Independent Registered Public Accounting Firm—Ernst & Young LLP	F-39
Reports of Independent Registered Public Accounting Firm—Margolin, Winer & Evens LLP	F-40
Combined Balance Sheets as of December 31, 2011 and 2010	F-46
Combined Statements of Income for the years ended December 31, 2011, 2010 and 2009	F-47
Combined Statements of Owners’ Equity for the years ended December 31, 2011, 2010 and 2009	F-48
Combined Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009	F-49
Notes to Empire State Realty Trust, Inc., Predecessor Combined Financial Statements	F-50
Schedule II—Valuation and Qualifying Accounts	F-80
Schedule III—Real Estate and Accumulated Depreciation	F-81

Empire State Realty Trust, Inc., Predecessor
Interim Historical Combined Financial Statements (unaudited)
Condensed Combined Balance Sheets as of March 31, 2012 and December 31, 2011 (unaudited)	F-83
Condensed Combined Statements of Income for the three months ended March 31, 2012 and 2011 (unaudited)	F-84
Condensed Combined Statements of Owners’ Deficit for the three months ended March 31, 2012 (unaudited)	F-85
Condensed Combined Statements of Cash Flows for the three months ended March 31, 2012 and 2011 (unaudited)	F-86
Notes to Empire State Realty Trust, Inc. Predecessor Condensed Combined Financial Statements	F-87

Empire State Realty Trust, Inc.

Unaudited Pro Forma Financial Information

(in thousands)

As used in these unaudited pro forma condensed consolidated financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean the Predecessor (as defined below) for the periods presented and Empire State Realty Trust, Inc. and its consolidated subsidiaries upon consummation of its initial public offering, or the IPO, and the formation transactions defined below.

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) is a Maryland corporation formed on July 29, 2011 to acquire the assets of entities owning various controlling and non-controlling interests in real estate assets and the equity interests of certain management businesses controlled and managed by Mr. Peter L. Malkin and Mr. Anthony E. Malkin, or the Sponsors.

Prior to or concurrently with the completion of the IPO, we will engage in a series of formation transactions which we refer to as our formation transactions, pursuant to which we will acquire, through a series of contributions and merger transactions, these assets, interests and businesses. The formation transactions are intended to enable us to (i) combine the ownership of our property portfolio under our operating partnership subsidiary, Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, or the Operating Partnership; (ii) succeed to the asset management, property management, leasing and construction businesses of the Predecessor; (iii) facilitate the IPO; and (iv) elect and qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2012. We will not have any operating activity until the consummation of the IPO and the formation transactions.

Empire State Realty Trust, Inc., Predecessor, or the Predecessor, is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that the Sponsors own interests in and control, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities we collectively refer to as the non-controlled entities, and are presented as equity method investments in our historical combined financial statements. Specifically, the term the “Predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor;” (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage that we will own after the formation transactions described in this prospectus, which we refer to as the “existing entities;” (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties;” (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY;” (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT;” and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “the Predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. The Predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Controlled Entities

As of March 31, 2012, properties that the Sponsors own interests in and control, and whose operations are 100% consolidated into the financial statements of the Predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Harrison, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New York

69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

We own entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties, that will support an approximately 340,000 rentable square feet office building and garage.

The acquisition of interests in the Predecessor will be recorded at historical cost at the time of the formation transactions.

Non-Controlled Entities

As of March 31, 2012, properties in which the Sponsors own and control non-controlling interests and whose operations are reflected in the Predecessor’s consolidated financial statements as an equity interest include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York—Empire State Building Company L.L.C.

Master operating lease position of 1350 Broadway, New York, New York—1350 Broadway Associates L.L.C. (long term ground lease)

1333 Broadway, New York, New York—1333 Broadway Associates L.L.C.

Master operating lease position of 501 Seventh Avenue, New York, New York—501 Seventh Avenue

Associates L.L.C.

All of our business activities will be conducted through the Operating Partnership. We will be the sole general partner of the Operating Partnership. Pursuant to the formation transactions, our Operating Partnership will (i) acquire the assets of, or equity interests in, the controlled entities, (including the Predecessor’s management companies) and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of our Class A common stock, par value $0.01 per share, or the Class A common stock; shares of our Class B common stock, par value $0.01 per share, or the Class B common stock; operating partnership units of the Operating Partnership, or operating partnership units; and/or cash.

We will be a self-administered and self-managed REIT. Additionally, we will form one or more taxable REIT subsidiaries, or TRSs, that will be owned by the Operating Partnership. The TRSs, through several wholly-owned limited liability companies, will conduct third-party services businesses, including the Empire State Building observatory operations, parking facilities, cleaning services, property management and leasing, construction, mortgage brokerage, and property maintenance.

The unaudited pro forma condensed consolidated financial statements assume the approval of the formation transactions by the requisite consent of the participants in Empire State Building Associates L.L.C., 250 West 57th Street Associates L.L.C. and 60 East 42nd Street Associates L.L.C., which we collectively refer to as the subject LLCs, the closing of the IPO and that prior to or concurrently with the closing of the IPO, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, 100% of (i) the 18 properties in which the Predecessor owns a controlling or non-controlling interest, (ii) one development parcel in which the Predecessor owns a controlling interest and (iii) the business and assets of the Predecessor management businesses. In the aggregate, these interests, or the Interests, will comprise our ownership of our property portfolio. We will not acquire the Predecessor’s affiliates’ interests in the option properties, the excluded properties or the excluded businesses (each such term as defined in this prospectus/consent solicitation) (none of which are reflected in the Predecessor’s financial statements).

For purposes of these unaudited pro forma condensed consolidated financial statements in this filing, we have assumed that we will acquire the Interests for an aggregate equity value of approximately $3,986,500. This amount represents the preliminary aggregate exchange value as determined by an independent valuation firm, or the independent valuer, for the purpose of allocating equity interests in the 18 office and retail assets, one development parcel and the Predecessor’s management companies that are being contributed to our company pursuant to the consolidation. The independent valuer’s preliminary appraisal was prepared for the purpose of determining these allocations and not for the purpose of establishing the absolute enterprise value of our company in the IPO. However, we have used the independent valuer’s preliminary appraisal as our preliminary estimate in order to complete the pro forma financial statements for purposes of this filing. The independent valuer’s preliminary appraisal may be materially different from the market determination of the enterprise value of our company in the IPO. The final valuation by the independent valuer will be completed shortly prior to the effectiveness of the prospectus/consent solicitation which constitutes a part of the Registration Statement on Form S-4 at which time these unaudited pro forma condensed consolidated financial statements will be adjusted to reflect an aggregate exchange value based on such final appraisal. Simultaneously with the filing of the Registration Statement on Form S-4 of which this prospectus/consent solicitation is a part, we also filed a Registration Statement on Form S-11 relating to the IPO. The aggregate consideration for the acquisition of the Interests that will be shown in the pro forma condensed consolidated financial statements included in the prospectus relating to the IPO will reflect an aggregate enterprise value based on the mid-point of the range of initial public offering prices per share set forth in such preliminary prospectus and not the aggregate exchange value as determined by the independent valuer.

The owners of the controlled entities, the non-controlled entities and the Predecessor’s management companies will receive shares of our Class A common stock, shares of our Class B common stock, operating partnership units, cash or a combination thereof (all of which is expected to be provided from the net proceeds of the IPO) as consideration for the Interests. The number of shares of common stock and operating partnership units to be issued in the formation transactions will be determined by dividing the enterprise value of our company (which excludes indebtedness) as determined by market conditions at the time of the IPO, or the enterprise value, by the actual IPO price per share, or the IPO price, reduced by the number of shares of common stock and operating partnership units which would have otherwise been issuable to investors in the controlled and non-controlled entities that receive cash.

For purposes of these unaudited pro forma condensed consolidated financial statements, we have assumed that (i) the enterprise value (which excludes indebtedness) is equal to the exchange value; and (ii) the gross proceeds of the IPO will be $1,000,000 (assuming no exercise of the underwriters’ option to purchase additional shares). We cannot make any guarantee as to (i) what the enterprise value of our company in the IPO will be or whether it will be equal to or less than the exchange value; (ii) what the IPO price will be; or (iii) what the actual gross proceeds in the IPO will be. Historically, in a typical IPO for a REIT, the IPO price and the enterprise value are at a discount to the net asset value of the REIT’s portfolio of properties. We are making these assumptions for illustrative purposes only and actual results may materially differ from these assumptions. The formation transactions will be consummated substantially concurrently with the closing of the IPO.

We expect that the net proceeds from the IPO will be approximately $        after deducting estimated underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the assumed underwriters’ option to purchase additional shares. We expect that the net proceeds from the IPO will be used to repay debt, for debt assumption fees, transfer taxes and as cash consideration to (i) non-accredited investors in the private entities; and (ii) tax-exempt investors in the private entities who elect cash consideration.

Following the completion of the IPO and the formation transactions, we will be the sole general partner of, and own a majority of the interests in, the Operating Partnership. We will have control over major decisions, including the decisions related to the sale or refinancing of our properties (subject to certain exceptions). Accordingly, we will consolidate the assets, liabilities and operations of the Operating Partnership. We will contribute the net proceeds of the IPO to the Operating Partnership in exchange for operating partnership units.

We have determined that one of the Predecessor entities, Malkin Holdings LLC, is the acquirer for accounting purposes, and therefore the contribution of, or acquisition by merger in, the controlled entities is considered a transaction between entities under common control since the Sponsors control a majority of the assets of, or equity interests in, each of the controlled entities comprising the Predecessor. As a result, the acquisition of the assets of, or equity interests in, each of the controlled entities will be recorded at the Predecessor’s historical cost. The contribution of the assets of, or acquisition by merger in, the four non-controlled entities (including the Predecessor’s non-controlling interest in these entities) will be accounted for as an acquisition under the acquisition method of accounting and recognized at the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition. The fair value of these assets and liabilities has been allocated in accordance with Accounting Standards Codification, or ASC, Section 805-10, Business Combinations. Our methodology for allocating the cost of acquisitions to assets acquired and liabilities assumed is based on estimated fair values, replacement cost and appraised values. We estimate the fair value of acquired tangible assets (consisting of land, buildings and improvements), identified intangible lease assets and liabilities (consisting of acquired above-market leases, acquired in-place lease value, acquired below-market leases and goodwill) and assumed debt.

Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. The value allocated to in-place leases is amortized over the related lease term and reflected as a decrease to rental income. The value of above- and below-market leases is amortized over the related lease term and reflected as either an increase (for below-market leases) or a decrease (for above-market leases) to rental income. Goodwill is not amortized, but it is evaluated at least annually for impairment. The fair value of the debt assumed is determined using current market interest rates for comparable debt financings and the resulting premium is amortized as a component of interest expense over the remaining loan term. The estimated purchase price of the non-controlled entities for pro forma purposes is based on the assumptions stated above and are solely utilized for illustrative purposes.

The unaudited pro forma condensed consolidated financial statements as of, and for the three months ended March 31, 2012, and for the year ended December 31, 2011, are presented as if (i) the formation transactions, (ii) the IPO, and related use of proceeds; and (iii) certain other miscellaneous adjustments are effective concurrent with the IPO and had all occurred on March 31, 2012, for the unaudited pro forma condensed consolidated balance sheet and on January 1, 2011 for the unaudited pro forma condensed consolidated statements of income and unaudited pro forma condensed consolidated cash flows.

The unaudited pro forma adjustments included herein reflect: (i) combining the properties and the Predecessor’s management companies as a result of the acquisition of the assets of the controlled entities (including the non-controlling interests) and the non-controlled entities through contributions and mergers by our company and the Operating Partnership and the issuance of operating partnership units, shares of our Class A common stock and shares of our Class B common stock and the payment of cash to the investors in the controlled and non-controlled entities as part of the formation transactions; (ii) the issuance of shares of our Class A common stock in the IPO; (iii) the costs of entering into, and borrowings under, the secured term loan and the refinancing of existing mortgages secured by the Empire State Building with proceeds from such secured term loan; and (iv) other pro forma adjustments.

Pro forma financial data has been provided under two separate assumptions: (1) all of the private entities, subject LLCs and management companies participate in the consolidation (“Maximum”) and (2) the private entities and the management companies, which have previously entered into agreements to participate in the consolidation and obtained required investor consents, and Empire State Building Associates L.L.C., the participation of which is required as a condition to the consolidation, participate in the consolidation (“Minimum”).

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the combined historical financial statements of the Predecessor and the non-controlled entities, including the notes thereto, and other financial information and analysis, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in this prospectus/consent solicitation. The unaudited pro forma condensed consolidated financial statements (i) are based on available information and assumptions that we deem reasonable; (ii) are presented for informational purposes only; (iii) do not purport to represent our financial position or results of operations or cash flows that would actually have occurred assuming completion of the formation transactions, the IPO and other adjustments described above all had occurred on March 31, 2012, for the pro forma condensed consolidated balance sheet or on January 1, 2011 for the pro forma condensed consolidated statements of income and unaudited pro forma condensed consolidated statement of cash flows; and (iv) do not purport to be indicative of our future results of operations or our financial position.

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Maximum Pro Forma Condensed Consolidated Balance Sheet

March 31, 2012

(unaudited and in thousands except for per share amounts)

	Empire State Realty Trust, Inc. (A)	Predecessor (B)	Acquisition of Non-Controlling Entities (C)	Other Pro Forma Adjustments			Consolidated Balance Sheet Prior to the IPO	Proceeds from Offering		Uses of Proceeds from Offering			Other Equity Adjustments (R)	Company Pro Forma (V)
Assets
Commercial real estate properties, net	$	$643,944	$530,751		$(15,600	)(D)	$1,159,095	$		$			$	$1,159,095
Cash and cash equivalents		90,395	16,221		(97,518	)(E)	9,098		(K)					5,498
		—										(L)		—
		—										(M)		—
		—										(N)		—
		—									(3,600)	(O)		—
		—										(P)		—
		—										(Q)		—
Restricted cash		28,064	35,793				63,857							63,857
Tenant and other receivables, net		9,044	7,363				16,407							16,407
Deferred rent receivables, net		47,830	—				47,830							47,830
Investment in non-controlled entities		75,998			(75,998	)(F)	—							—
Deferred costs, net		78,107	186,125		(19,768	)(G)	244,464							244,464
Due from affiliated companies		11,963			(10,412	)(H)	1,551							1,551
Prepaid expenses and other assets		8,315	10,869				19,184							19,184
Below market ground lease		—	65,378				65,378							65,378
Goodwill			1,134,888				1,134,888							1,134,888

Total Assets	$	$993,660	$1,987,388		$(219,296)		$2,761,752	$			$(3,600)		$	$2,758,152

Liabilities
Mortgage notes payable	$	$918,674	$127,980	$			$1,046,654	$		$			$	$1,046,654
Unsecured loan and notes payable- related parties		18,481			(14,881	)(D)	3,600				(3,600)	(O)		—
Accrued interest payable		3,050	—				3,050							3,050
Accounts payable and accrued expenses		17,505	16,222				33,727							33,727
Due to affiliated companies		21,977	—		(18,357	)(I)	3,620							3,620
Deferred revenue and other liabilities		5,843	176,971		—		182,814							182,814
Tenants’ security deposits		16,120	8,413		—		24,533							24,533

Total Liabilities	$	$1,001,650	$329,586		$(33,238)		$1,297,998	$			$(3,600)		$	$1,294,398

Owners’ Equity (Deficit)
Common stock and additional paid in capital														$—
Total predecessor equity		(7,990)	1,657,802		(186,058)		1,463,753							1,463,754
Non-controlling interest														$—

Total Equity	$	$(7,990)	$1,657,802		$(186,058)		$1,463,753	$		$			$	$1,463,754

Total Liabilities and Owners’ Equity (Deficit)	$	$993,660	$1,987,388		$(219,296)		$2,761,752	$			$(3,600)		$	$2,758,152

Pro Forma weighted average common shares outstanding—basic and diluted
Pro Forma weighted average operating partnership units outstanding—basic and diluted

Pro Forma basic book value per share															(T)

Pro Forma diluted book value per share															(U)

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Minimum Pro Forma Condensed Consolidated Balance Sheet

March 31, 2012

(unaudited and in thousands except for per share amounts)

	Empire State Realty Trust, Inc. (A)	Predecessor (B)	Acquisition of Non-Controlling Entities (C)	Other Pro Forma Adjustments			Elimination of 60 East 42nd Street and 250 West 57th Street (J)	Consolidated Balance Sheet Prior to the IPO	Proceeds from Offering		Uses of Proceeds from Offering			Other Equity Adjustments (R)	Company Pro Forma (V)
Assets
Commercial real estate properties, net	$	$643,944	$530,751		$(15,600	)(D)	$(105,859)	$1,053,235	$		$			$	$1,053,235
Cash and cash equivalents		90,395	16,221		(91,918	)(S)	(10,415)	4,283		(K)					684
		—											(L)
		—											(M)
		—											(N)
		—										(3,600)	(O)
		—											(P)
		—											(Q)
Restricted cash		28,064	35,793				—	63,857							63,857
Tenant and other receivables, net		9,044	7,363				(20)	16,389							16,389
Deferred rent receivables, net		47,830	—				—	47,830							47,830
Investment in non-controlled entities		75,998			(75,998	)(F)	—	—							—
Deferred costs, net		78,107	186,125		(19,768	)(G)	(3,573)	240,891							240,891
Due from affiliated companies		11,963			(8,593	)(H)	6,497	9,867							9,867
Prepaid expenses and other assets		8,315	10,869				(4,501)	14,683							14,683
Below market ground lease		—	65,378					65,378							65,378
Goodwill			1,134,888					1,134,888							1,134,888

Total Assets	$	$993,660	$1,987,388		$(211,877)		$(117,871)	$2,651,301	$			$(3,600)		$	$2,647,702

Liabilities
Mortgage notes payable	$	$918,674	$127,980	$			$(135,580)	$911,074	$		$			$	$911,074
Unsecured loan and notes payable-related parties		18,481			(14,881	)(D)	—	3,600				(3,600	)(O)		—
Accrued interest payable		3,050	—				(625)	2,425							2,425
Accounts payable and accrued expenses		17,505	16,222				(13)	33,715							33,715
Due to affiliated companies		21,977	—		(14,931	)(I)	4,262	11,308							11,308
Deferred revenue and other liabilities		5,843	176,971		—		—	182,814							182,814
Tenants’ security deposits		16,120	8,413		—		—	24,533							24,533

Total Liabilities	$	$1,001,650	$329,586		$(29,812)		$(131,956)	$1,169,469	$			$(3,600)		$	$1,165,869

Owners’ Equity (Deficit)
Common stock and additional paid in capital															$—
Total predecessor equity		(7,990)	1,657,802		(182,065)		14,085	1,481,832							1,481,833
Non-controlling interest															—

Total Equity	$	$(7,990)	$1,657,802		$(182,065)		$14,085	$1,481,832	$		$			$	$1,481,833

Total Liabilities and Owners' Equity (Deficit)	$	$993,660	$1,987,388		$(211,877)		$(117,871)	$2,651,301	$			$(3,600)		$	$2,647,702

Pro Forma weighted average common shares outstanding—basic and diluted
Pro Forma weighted average operating partnership units outstanding—basic and diluted

Pro Forma basic book value per share																(T)

Pro Forma diluted book value per share																(U)

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Pro Forma Condensed Consolidated Statement of Income

For the Three Months Ended March 31, 2012

(unaudited and in thousands except for per share amounts)

	Empire State Realty Trust, Inc. (AA)	Predecessor (BB)	Acquisition of Non-Controlled Entities (CC)	Adjustments			Maximum Company Pro Forma (QQ)		Elimination of 60 East 42nd Street and 250 West 57th Street (MM)	Minimum Company Pro Forma (QQ)
Revenues
Rental revenue	$	$42,683	$34,425		$(3,950	)(DD)	$73,159		$—	$73,159
Tenant expense reimbursement		7,248	7,064				14,312		—	14,312
Third party management and other fees		2,179	—				2,179		152	2,331
Construction revenue		4,904	—				4,904		—	4,904
Observatory revenue		—	16,418				16,418		—	16,418
Other income and fees		2,828	10,933		(1,561	)(EE)	12,200		(452)	11,748

Total Revenues		59,842	68,840		(5,511)		123,172		(300)	122,872

Expenses
Operating expenses	$	$14,113	$20,137	$			$34,250		$5,629	$39,878
Marketing, general, and administrative expenses		3,836	1,954		(1,442	)(FF)	6,336		(70)	6,266
			—		1,988	(GG)
			—			(HH)
			—			(II)
Observatory expenses			3,905				3,905		—	3,905
Construction expenses		4,957	—				4,957		—	4,957
Acquisition expenses		—	1,471			(JJ)	1,471			1,471
Real estate taxes		7,284	9,751				17,035		—	17,035
Depreciation and amortization		9,943	5,572				15,515		(1,186)	14,329

Total Operating Expenses		40,133	42,790		546		83,469		4,373	87,841

Income from Operations before Interest Expense and of Non-controlled Entities and Other Expenses Equity in Net Income of Non-controlled Entities		19,709	26,050		(6,057)		39,703		(4,673)	35,031

Interest expense, net		13,104	1,274		—		14,378		(2,055)	12,323

Income from Operations before Equity in Net Income of Non-controlled entities		6,605	24,776		(6,057)		25,325		(2,618)	22,708
Equity in net income of non-controlled entities		4,504			(4,504	)(LL)

Net income (loss)	$	$11,109	$24,776		$(10,561)		$25,325		$(2,618)	$22,708

Less: net (income) loss attributable to non-controlling interests								(NN)			(NN)
Net income (loss) attributable to equity owners							$25,325			$22,708

Pro Forma weighted average common shares outstanding—basic and diluted
Pro Forma weighted average operating partnership units outstanding—basic and diluted

Pro Forma basic earnings (loss) per share								(OO)			(OO)

Pro Forma diluted earnings (loss) per share								(PP)			(PP)

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Pro Forma Condensed Consolidated Statement of Income

For the Year Ended December 31, 2011

(unaudited and in thousands)

	Empire State Realty Trust, Inc. (AA)	Predecessor (BB)	Acquisition of Non-Controlled Entities (CC)	Adjustments			Maximum Company Pro Forma (QQ)		Elimination of 60 East 42nd Street and 250 West 57th Street (MM)	Minimum Company Pro Forma (QQ)
Revenues
Rental revenue	$	$198,494	$131,985		$(42,902	)(DD)	$287,576		$—	$287,576
Tenant expense reimbursement		31,063	31,868				62,931		—	62,931
Third party management and other fees		5,626					5,626		937	6,563
Construction revenue		47,560					47,560		—	47,560
Observatory revenue			80,562				80,562		—	80,562
Other income and fees		12,045	6,534		(4,050	)(EE)	14,529		(2)	14,527

Total Revenues		294,788	250,950		(46,952)		498,784		935	499,719

Expenses
Operating expenses	$	$57,102	$84,256	$			$141,358		$19,840	$161,199
Marketing, general, and administrative expenses		15,688	8,341		(3,574	)(FF)	24,424		(256)	24,168
					3,969	(GG)
						(HH)
						(II)
Observatory expenses			20,009				20,009			20,009
Construction expenses		46,230					46,230			46,230
Acquisition expenses			10,666			(JJ)	10,666			10,666
Real estate taxes		29,160	38,281				67,441			67,441
Depreciation and amortization		35,513	23,822				59,335		(4,550)	54,785

Total Operating Expenses		183,693	185,375		395		369,463		15,035	384,498

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities		111,095	65,574		(47,347)		129,321		(14,099)	115,221

Interest expense, net		54,746	4,733		(2,965	)(KK)	56,514		(8,157)	48,357

Income from Operations before Equity in Net Income of Non-controlled entities		56,349	60,841		(50,313)		72,807		(5,942)	66,864
Equity in net income of non-controlled entities		3,893			(3,893	)(LL)			—

Net income (loss)	$	$60,242	$60,841		$(54,206)		$72,807		$(5,942)	$66,864

Less: net (income) loss attributable to non-controlling interests
Net income (loss) attributable to equity owners							$72,807	(NN)		$66,864	(NN)

Pro Forma weighted average common shares outstanding—basic and diluted
Pro Forma weighted average operating partnership units outstanding—basic and diluted

Pro Forma basic earnings (loss) per share								(OO)			(OO)

Pro Forma diluted earnings (loss) per share								(PP)			(PP)

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Maximum Pro Forma Condensed Consolidated Statement of Cash Flows

Three Months Ended March 31, 2012 and Year Ended December 31, 2011

(unaudited and in thousands)

	For the Three Month Ended March 31, 2012				For the Year Ended December 31, 2011
	Predecessor	Adjustments		Company Pro Forma	Predecessor	Adjustments		Company Pro Forma
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$47,590	$—		$47,590	$50,527	$—		$50,527

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash provided by (used in) investing activities	$(12,540)	$16,221	(CCC)	$3,681	$(60,527)	$17,144	(DDD)	$(43,383)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in financing activities	$(30,971)	$(101,118	)(GGG)	$(132,089)	$8,285	$(97,963	)(HHH)	$(89,678)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,079	(84,897)		(80,818)	(1,715)	(80,819)		(82,534)
CASH AND CASH EQUIVALENTS - beginning of period	86,316	—		86,316	88,031	—		88,031

CASH AND CASH EQUIVALENTS - end of period	$90,395	$(84,897)		$5,498	$86,316	$(80,819)		$5,497

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Minimum Pro Forma Condensed Consolidated Statement of Cash Flows

Three Months Ended March 31, 2012 and Year Ended December 31, 2011

(unaudited and in thousands)

	For the Three Month Ended March 31, 2012				For the Year Ended December 31, 2011
	Predecessor	Adjustments		Company Pro Forma	Predecessor	Adjustments		Company Pro Forma
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used by operating activities	$47,590	$(10,415	)(AAA)	$37,175	$50,527	$(12,791	)(BBB)	$37,736

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash provided by (used in) investing activities	$(12,540)	$16,221	(CCC)	$3,681	$(60,527)	$17,144	(DDD)	$(43,383)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in financing activities	$(30,971)	$(95,518	)(EEE)	$(126,489)	$8,285	$(89,985	)(FFF)	$(81,700)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,079	(89,711)		(85,632)	(1,715)	(85,632)		(87,347)
CASH AND CASH EQUIVALENTS - beginning of period	86,316	—		86,316	88,031	—		88,031

CASH AND CASH EQUIVALENTS - end of period	$90,395	$(89,711)		$684	$86,316	$(85,632)		$684

1.	Adjustments to the Pro Forma Condensed Consolidated Balance Sheet (in thousands except per share amounts):

(A)	Represents the audited historical condensed balance sheet of Empire State Realty Trust, Inc. as of March 31, 2012. We have had no corporate activity since our formation on July 29, 2011, other than the issuance of 1,000 shares of our common stock in connection with our initial capitalization for $0.10 per share, which was paid on July 29, 2011. We expect to conduct our business activities through the Operating Partnership upon completion of the IPO and the formation transactions. At such time, we, as the sole general partner of the Operating Partnership, are expected to own % of the interests in the Operating Partnership and will have responsibility and discretion in the management and control of the Operating Partnership, and the limited partners of the Operating Partnership, in such capacity, will have no authority to transact business for, or participate in the management activities of the Operating Partnership. We will have control over major decisions, including decisions related to the sale or refinancing of our properties (subject to certain exceptions). Accordingly, under generally accepted accounting principles in the United States, or GAAP, we will consolidate the assets, liabilities and results of operations of the Operating Partnership and its subsidiaries.

We have filed a registration statement on Form S-11, or the registration statement, with the Securities and Exchange Commission, or the SEC, with respect to a public offering of shares of our Class A common stock (not including shares of our Class A common stock to be included in the underwriters’ option to purchase additional shares) simultaneously with this prospectus/consent solicitation. We will contribute the net proceeds of the IPO to the Operating Partnership in exchange for operating partnership units.

(B)	Reflects the historical condensed combined balance sheet of the Predecessor as of March 31, 2012. Because Empire State Realty Trust, Inc., and one of the Predecessor entities, Malkin Holdings LLC, the accounting acquirer, are under common control, the Predecessor’s assets, liabilities, and operations will be recorded at their historical cost basis.

(C)	Reflects the acquisition by us of the ownership interests (including the Predecessor’s non-controlling interests) in: (i) Empire State Building Company L.L.C. (“Empire State Building Company”); (ii) 1350 Broadway Associates L.L.C. (“1350 Broadway”); (iii) 1333 Broadway Associates L.L.C. (“1333 Broadway”); and (iv) 501 Seventh Avenue Associates L.L.C. (“501 Seventh Avenue”) in exchange for cash, shares of our Class A common stock, shares of our Class B common stock and/or operating partnership units and the assumption of debt on the properties having an assumed aggregate equity value of $1,085,605 (based on the preliminary aggregate exchange value as determined by the independent valuer), representing the controlling interests in the non-controlled entities. Although, the Predecessor is responsible for the day-to-day management of these entities, it has a non-controlling ownership interest in such entities and therefore such ownership interests have been included in the Predecessor’s financial statements as equity method investments. After acquisition of the ownership interests in the non-controlled entities (including the Predecessor’s non-controlling interests therein), such entities will be 100% owned and consolidated by us. The acquisition of the non-controlled entities will be accounted for as an acquisition under the purchase method of accounting in accordance with ASC 805-10, Business Combinations.

The acquisition method of accounting was used to allocate the fair value to tangible and identified intangible assets and liabilities acquired. The amounts allocated to net real estate, which includes buildings and building improvements, are depreciated over their estimated useful lives of 39 years. The amounts allocated to tenant improvements are amortized over the lives of the remaining respective lease terms. The amounts allocated to in-place lease assets, above- and below-market leases and to intangible lease assets are amortized over the lives of the respective remaining lease terms. The amount allocated to goodwill was $1,134,888 and is not subject to amortization but evaluated at least annually for impairment. As a result of the acquisition method of accounting, the carrying value of the mortgage debt assumed for 1350 Broadway and 1333 Broadway was adjusted to its fair value resulting in a

$12,352 premium. The premium is amortized to interest expense over the remaining lives of the underlying debt instruments.

Certain of the properties we will acquire in the formation transactions are owned in two-tier structures with one entity owning a fee or master leasehold interest in the property and the other entity owning an operating or sub leasehold interest. This structure was implemented at inception to achieve flow through tax treatment. The operating lessee controls the operations of the property with the operating lease structured in a manner that shares net operating results, including capital expenditures and debt service, between these two entities. Two of the operating lessees, Empire State Building Company and 501 Seventh Avenue, are non-controlled entities and only the Predecessor’s non-controlling interest in the operations of these two entities are part of the Predecessor’s historical operations. In the remainder of these two-tier structures, the operations of both the owner and the operating lessee are part of the historical Predecessor and are consolidated into our predecessor’s historical financial statements.

The interests in the Predecessor will be recorded at historical cost at the time of the formation transactions. Using the preliminary aggregate exchange values, as of March 31, 2012, on a pro forma basis, the carrying value of our assets is substantially below their fair value. The acquisition of the controlling interests in the non-controlled entities, including the two operating lessees, will be accounted for as an acquisition under the acquisition method of accounting and we will recognize the estimated fair value of the assets and liabilities acquired at the time of the consummation of the formation transactions. When we acquire the controlling interest in the assets of these two non-controlled operating lessees, the operating leases will be cancelled as the operations of the properties will be consolidated into our operations. The purchase price will be allocated to any identified tangible or intangible assets we are acquiring from these two entities. Since the non-controlled operating leases have no interest in the land and base building, the excess of the purchase price over any identified tangible and intangible assets for Empire State Building Company and 501 Seventh Avenue will be recognized as goodwill on our balance sheet.

Using the preliminary aggregate exchange values for the acquisition of these two non-controlled operating leaseholds, we expect to record approximately $1,134,888 of goodwill. Approximately $228,999 of the expected goodwill represents the fair value of the observatory operations of the Empire State Building after adjustment for an estimated market rent that the observatory would incur to the property owner, and approximately $905,889 of the expected goodwill represents the remainder of the excess of the purchase price over identified tangible and intangible assets, of which approximately $893,403 is attributable to Empire State Building Company and approximately $12,486 is attributable to 501 Seventh Avenue. Goodwill is not amortized and, therefore, will not affect our future cash flows but may impact our income statement if impaired. Based upon the preliminary exchange values as of March 31, 2012, the fair value of the assets of our company subsequently would have to decrease by over 63.3%, or $2,522,779, for a determination that the goodwill may be impaired.

The allocation of purchase price shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired.

	As of March 31, 2012
	Empire State Building Company Pro Forma	1350 Broadway Pro Forma	1333 Broadway Pro Forma	501 Seventh Avenue Pro Forma	Pro Forma
Assets
Commercial real estate properties, net	$190,841	$135,205	$187,369	$17,336	$530,751	(1)
Cash and cash equivalents	12,130	1,700	891	1,500	16,221	(2)
Restricted cash	13,514	1,776	19,674	830	35,793
Tenant and other receivables, net	6,785	6	98	474	7,363
Deferred costs, net	130,836	19,573	15,932	19,784	186,125	(3)
Prepaid expenses and other assets	8,226	917	640	1,086	10,869
Below market ground lease	—	65,378	—	—	65,378	(4)
Goodwill	1,122,402	—	—	12,486	1,134,888	(5)

Total Assets	$1,484,734	$224,556	$224,603	$53,496	$1,987,388

Liabilities and Equity
Liabilities
Mortgage notes payable	$—	$48,412	$79,568	$—	$127,980	(6)
Accounts payable and accrued	12,130	1,700	892	1,500	16,222
Deferred revenue and other liabilities	136,585	28,038	7,386	4,962	176,971	(7)
Tenants’ security deposits	5,909	1,348	325	830	8,413

Total Liabilities	$154,624	$79,498	$88,171	$7,292	$329,586

Total Equity	$1,330,110	$145,058	$136,432	$46,204	$1,657,802

Non-Predecessor controlled ownership interest at fair value	$907,203	$72,529	$68,216	$37,658	$1,085,605	(8)
Predecessor’s existing ownership interest at fair value	282,572	72,529	68,216	14,967	438,284	(9)

Estimated equity value paid to acquire the equity in the non-controlled entities	1,189,775	145,058	136,432	52,625	1,523,889	(10)
Gain (loss) on termination of operating lease	140,335	—	—	(6,422)	133,913	(11)

Total Equity	$1,330,110	$145,058	$136,432	$46,203	$1,657,802

(1)	Reflects the fair market value of the tangible assets allocated to building, leasehold and tenant improvements.
(2)	Represents pro forma cash and cash equivalents after an adjustment for the distribution of cash in excess of current liabilities at each of the properties expected to occur immediately prior to the consummation of the formation transactions.
(3)	Reflects the allocation of purchase price to intangible assets including above-market leases, in-place leases, leasing commissions and legal/marketing fees.

	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Above-market leases	$27,587	$5,210	$6,108	$1,729	$40,634
Lease-in place	76,003	9,273	5,862	15,105	106,244
Leasing commissions and costs	27,246	5,090	3,962	2,950	39,247

Deferred costs, net	$130,836	$19,573	$15,932	$19,784	$186,125

(4)	Reflects the adjustment to fair market value relating to the assumed below-market ground lease in connection with the acquisition of 1350 Broadway.

(5)	The Goodwill for the Empire State Building observatory represents the fair value of the Empire State Building observatory operations, after adjustment for an estimated market rent that the Empire State Building observatory would incur to the property owner. The remaining Goodwill represents the excess of the purchase price of the equity interests over the amounts allocated to all other identified tangible and intangible assets of Empire State Building Company (including the Goodwill allocated to the Empire State Building observatory) and 501 Seventh Avenue.

	Empire State Building Company	501 Seventh Avenue	Total
Purchase price excess	$893,403	$12,486	$905,889
Goodwill-observatory	228,999		228,999

Goodwill	$1,122,402	$12,486	$1,134,888

(6)	Reflects the fair market value of the mortgage debt assumed in connection with the acquisition of 1350 Broadway and 1333 Broadway.
(7)	Reflects the assumed below-market lease liabilities and the assumed liabilities relating to the acquisition of each of the non-controlled entities as well as the assumption of other liabilities of the non-controlled entities.

	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Below-Market Leases	$128,774	$27,551	$7,143	$4,788	$168,256
Other assumed liabilities of the non-controlled entities	7,811	487	243	174	8,715

Deferred revenues and other liabilities	$136,585	$28,038	$7,386	$4,962	$176,971

(8)	Reflects the cost to acquire all of the non-Predecessor owned interests in the non-controlled entities.
(9)	After determining the fair value of the assets we acquired and liabilities we assumed for the non-controlled entities, based on the preliminary aggregate exchange value as determined by the independent valuer. The net fair value of the equity, based on these preliminary aggregate exchange value as determined by the independent valuer, of each of the non-controlled entities has been allocated to the equity holders as if each of the non-controlled entities had liquidated at that time. Accordingly, the Predecessor’s existing ownership equity in each of the non-controlled entities represents its allocable share of the fair value equity in each of the non-controlled entities at fair value.

	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Predecessor existing ownership interest in non-controlled entities at book value	$63,566	$4,713	$1,728	$5,991	$75,998
Gain upon obtaining control of non-controlled entities	219,006	67,816	66,488	8,976	362,286

Predecessor existing ownership interest at fair value	$282,572	$72,529	$68,216	$14,967	$438,284

(10)	Represents the consideration paid to acquire the non-controlled entities.
(11)	Based upon current market rates for similar arrangements, we have determined that the current market rent would be less than the pre-existing contractual rent under the operating lease between one of the Predecessor entities and Empire State Building Company. Accordingly, upon elimination of the leasehold position and the related liability for the above-market lease, we will be recording an estimated gain reflecting the aggregate fair value of this arrangement of approximately $140,335 upon our acquisition of the equity interests in Empire State Building Company. Based upon current market rates for similar arrangements, we have determined that the current market rent would be in excess of the pre-existing contractual rent under the operating lease between one of the Predecessor entities and 501 Seventh Avenue. Accordingly, upon elimination of the leasehold position and the related asset for the below-market lease, we will be recording an estimated loss reflecting the aggregate fair value of this arrangement of approximately $6,422 upon our acquisition of the equity interests in the 501 Seventh Avenue. The net amount of approximately $133,913 has been reflected as an increase in pro forma stockholders’ equity on the Pro Forma Balance Sheet as of March 31, 2012.

(D)	Reflects the elimination of $15,600 of real property (residential buildings and land) owned by a controlled entity which will be distributed to the owners of such entity prior to the consummation of the formation transactions and $14,881 of unsecured debt and accrued interest which will be assumed by the owners of such entity prior to the consummation of the formation transactions.

(E)

Pursuant to the contribution and merger agreements executed as part of the formation transactions, any excess above the normalized net working capital balance (as defined in the contribution agreements) will be distributed or paid to investors in the subject LLCs and the private entities prior to the consummation of the formation transactions. $97,518 of cash (based on March 31, 2012 cash balances) is assumed to be distributed or paid to investors in connection with the formation transactions. This amount may be higher or lower due to earnings and other cash outlays prior to the time of such distributions or payments.

(F)	Reflects the elimination of equity method investments of $75,998 representing the Predecessor’s equity interest in the non-controlled entities.

(G)	Reflects the recognition of capitalized offering costs incurred through March 31, 2012 of $19,768 as a reduction of total equity.

(H)	Reflects the elimination upon our acquisition of the non-controlled entities of a $1,613 related party receivable balance representing amounts owed by the non-controlled entities to the Predecessor for offering costs. Reflects the elimination of a $6,980 related party receivable balance representing amounts owed by the non-controlled entities to Empire State Building Company from the Predecessor for advances to fund tenant improvements. Additionally, reflects the elimination of a $1,819 related party receivable balance representing amounts owed by the non-controlled entities to the Predecessor for overage rent from 501 Seventh Avenue.

(I)	Reflects the elimination of $13,408 and $3,426 representing related party payables owed by the Predecessor to Empire State Building Company and 501 Seventh Avenue, respectively, for capital expenditures. Additionally, reflects the elimination of a $1,523 related party payable representing cash held by the Predecessor on behalf of the non-controlled entities designated for distributions.

(J)	To eliminate the assets and liabilities relating to 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.

(K)	Reflects assumed gross proceeds in the IPO of $ .

(L)	Represents $ of estimated offering expenses, which includes the underwriting discounts and commissions and other offering costs of $ (assuming no exercise of the underwriters’ option to purchase additional shares). These costs will be charged against gross offering proceeds upon completion of the IPO.

(M)	As a part of the formation transactions, non-accredited investors, who are not eligible to elect to receive operating partnership units or shares of our common stock, and accredited investors that are charitable organizations in certain private entities will receive in consideration for their interests in the Predecessor or non-controlled entities cash aggregating $ in an amount calculated to equal the value of operating partnership units or shares of our common stock that would be issued to these investors under the applicable contribution and merger agreements if they were accredited investors and/or did not make the cash elections.

(N)	We have estimated that we will incur $ in property transfer taxes as a result of the completion of the formation transactions, which will be accrued upon completion of the IPO and the formation transactions.

(O)	Reflects the repayment of a loan in the amount of $3,600 made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which $1,174 of such loan was made by Peter L. Malkin and Anthony E. Malkin.

(P)	Reflects $ of estimated assumption and transfer costs to be incurred in connection with the transfer of mortgage debt from the Predecessor to Empire State Realty Trust, Inc.

(Q)	Reflects $ of estimated acquisition costs to be incurred in connection with our acquisition of the non-controlled entities.

(R)	To reflect the allocation of pro forma total equity as of March 31, 2012 based on the issuance of shares of Class A common stock in the IPO and the formation transactions and the recording of the non- controlling interest to reflect the issuance of operating partnership units to the continuing investors which constitutes part of the equity consideration to be paid to continuing investors in the formation transactions.

(S)	Pursuant to the contribution and merger agreements executed as part of the formation transactions, any excess above the normalized net working capital balance (as defined in the contribution agreements) will be distributed or paid to investors in the subject LLCs and the private entities prior to the consummation of the formation transactions. $91,918 of cash (based on March 31, 2012 cash balances) is assumed to be distributed or paid to investors in the subject LLCs and the private entities in connection with the formation transactions. This amount may be higher or lower due to earnings and other cash outlays prior to the time of such distributions or payments.

(T)	Pro forma basic net book value per share equals pro forma total equity divided by the number of shares of our common stock and operating partnership units to be outstanding after the IPO and the unvested shares of restricted stock and LTIP units, which qualify as participating securities, to be granted upon the closing of the IPO and the formation transactions.

(U)	Pro forma diluted net book value per share equals pro forma total equity divided by the sum of the number of shares of our common stock and operating partnership units to be outstanding after the IPO and the unvested restricted shares of Class A common stock and LTIP units, which qualify as participating securities, to be granted upon the closing of the IPO and the formation transactions, plus an amount computed using the treasury stock method with respect to such restricted shares of Class A common stock and LTIP units which do not qualify as restricted securities.

(V)	The pro forma condensed consolidated balance sheet has been presented for Empire State Realty Trust, Inc. For the Operating Partnership there would be no change in the total pro forma assets and liabilities however total equity would no longer have corporate equity classifications and instead would reflect pro forma equity to the general partner and the limited partners in the Operating Partnership as follows:

EMPIRE STATE REALTY OP, L.P. AND SUBSIDIARIES Pro Forma Condensed Consolidated Balance Sheet (unaudited and in thousands except per unit amounts)
	Maximum Company Pro Forma		Minimum Company Pro Forma
Partner’s equity
General Partner, units outstanding	$		$
Limited Partners, units outstanding		—		—

Total Equity		$1,463,754		$1,481,833

2.	Adjustments to the Pro Forma Condensed Consolidated Statements of Income (in thousands except per share amounts)

The adjustments to the pro forma condensed consolidated statements of income for the three months ended March 31, 2012 and the year ended December 31, 2011 are as follows:

(AA)	Represents the audited historical condensed statements of income of Empire State Realty Trust, Inc. for the three months ended March 31, 2012 and the year ended December 31, 2011. We have had no corporate activity since our formation on July 29, 2011, other than the issuance of 1,000 shares of Class A common stock in connection with our initial capitalization for $0.10 per share, which was paid on July 29, 2011. We expect to conduct our business activities through the Operating Partnership upon completion of the IPO and the formation transactions. At such time, we, as the sole general partner of the Operating Partnership, are expected to own % of the interests of the Operating Partnership and will have responsibility and discretion in the management and control of the Operating Partnership, and the limited partners of the Operating Partnership, in such capacity, will have no authority to transact business for, or participate in the management activities of the Operating Partnership. We will have control over major decisions, including decisions related to the sale or refinancing of our properties (subject to certain exceptions). Accordingly, under GAAP we will consolidate the assets, liabilities and results of operations of the Operating Partnership and its subsidiaries.

(BB)	Reflects the historical condensed statements of income of the Predecessor for the three months ended March 31, 2012 and the year ended December 31, 2011. Because Empire State Realty Trust, Inc., and one of the Predecessor entities, Malkin Holdings LLC, the accounting acquirer, are under common control, the Predecessor’s assets, liabilities and operations will be recorded at their historical cost basis.

(CC)	Reflects the acquisition by us of the assets and liabilities (including the Predecessor’s non-controlling interests) of: (i) Empire State Building Company L.L.C. (“Empire State Building Company”); (ii) 1350 Broadway Associates L.L.C. (“1350 Broadway”); (iii) 1333 Broadway Associates L.L.C. (“1333 Broadway”); and (iv) 501 Seventh Avenue Associates L.L.C. (“501 Seventh Avenue”), in exchange for cash, shares of our Class A common stock, shares of our Class B common stock and/or operating partnership units and the assumption of debt on the properties having an assumed aggregate equity value of $1,085,605 (based on the preliminary aggregate exchange value as determined by the independent valuer), representing the controlling interests in the non-controlled entities. The Predecessor is responsible for the day-to-day management of these entities, has a non-controlling ownership interest in such entities and therefore such ownership interests have been included in the Predecessor’s financial statements as equity method investments. After acquisition of the ownership interests in the non-controlled entities (including the Predecessor’s non-controlling interests therein), such entities will be 100% owned and consolidated by us. The acquisition of the non-controlled entities will be accounted for as an acquisition under the purchase method of accounting in accordance with ASC 805-10, Business Combinations.

The acquisition method of accounting was used to allocate the fair value to tangible and identified intangible assets and liabilities acquired. The amounts allocated to net real estate, which includes buildings, are depreciated over the estimated useful life of 39 years. The amount allocated to above-and below-market leases and to intangible lease assets are amortized over the lives of the remaining lease terms. The amount allocated to goodwill was $1,134,888 and is not subject to amortization but evaluated at least annually for impairment. As a result of the acquisition method of accounting, the carrying value of debt for the acquired non-controlled entities was adjusted to its fair value resulting in a $12,352 premium. The premium is amortized to interest expense over the remaining lives of the underlying debt instruments.

The pro forma adjustments shown below for the three months ended March 31, 2012 and the year ended December 31, 2011 are based on our preliminary estimates and are subject to change based on the final determination of the fair value of the assets and liabilities acquired.

	For The Three Months Ended March 31, 2012
	Empire State Building Company Pro Forma	1350 Broadway Pro Forma		1333 Broadway Pro Forma		501 Seventh Avenue Pro Forma	Pro Forma
Revenues:
Rental Revenue	$23,514	$4,440		$3,019		$3,452	$34,425	(1),(2)
Tenant expense reimbursement	5,775	489		197		603	7,064
Observatory revenue	16,418	—		—		—	16,418	(3)
Other income and fees	10,042	443		354		93	10,933

Total Revenues	$55,749	$5,372		$3,570		$4,148	$68,840

Expenses
Operating expenses	$16,185	$1,612	(4)	$1,021		$1,319	$20,137	(5)
Marketing, general and administrative expenses	1,596	149		106		103	1,954
Observatory expenses	3,905						3,905
Acquisition expenses	1,149	140		132		51	1,471
Real estate taxes	7,666	825		526		734	9,751
Depreciation and amortization	2,969	1,267		883		453	5,572

Total operating expenses	$33,470	$3,993		$2,668		$2,660	$42,790

Operating Income	$22,279	$1,379		$902		$1,489	$26,050

Interest expense, net	—	488	(6)	786	(7)	—	1,274

Net income	$22,279	$891		$116		$1,489	$24,776

	For The Year Ended December 31, 2011
	Empire State Building Company Pro Forma	1350 Broadway Pro Forma		1333 Broadway Pro Forma		501 Seventh Avenue Pro Forma	Pro Forma
Revenues:
Rental revenue	$89,453	$16,737		$12,925		$12,870	$131,985	(1),(2)
Tenant expense reimbursement	25,652	2,376		1,010		2,831	31,868
Observatory revenue	80,562	—		—		—	80,562	(3)
Other income and fees	5,630	238		503		164	6,534

Total Revenues	$201,297	$19,351		$14,437		$15,865	$250,950

Expenses
Operating expenses	$68,984	$6,634	(4)	$3,193		$5,445	$84,256	(5)
Marketing, general and administrative expenses	6,640	586		648		466	8,341
Observatory expenses	20,009						20,009
Acquisition expenses	8,306	1,025		964		372	10,666
Real estate taxes	30,010	3,241		2,266		2,762	38,281
Depreciation and amortization	12,801	5,290		3,481		2,251	23,822

Total operating expenses	$146,750	$16,775		$10,552		$11,296	$185,375

Operating Income	$54,547	$2,575		$3,885		$4,569	$65,574

Interest expense, net	—	1,689	(6)	3,044	(7)	—	4,733

Net income	$54,547	$886		$841		$4,569	$60,841

(1)	Pro forma rental revenue includes broadcasting licenses and related leased space revenues of $4,289 and $16,410 for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively.
(2)	Pro forma rental revenue includes the net amortization of acquired above-and below-market lease assets and liabilities and in-place lease assets and the pro forma adjustment to straight line rental revenue assuming that the formation transactions occurred on January 1, 2011.

Three Months Ended March 31, 2012	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Historical rental revenue	$21,403	$4,302	$3,078	$3,806	$32,589
Increase (decrease) to pro forma rental revenue relating to the amortization of above-and below-market lease assets and liabilities and in-place lease assets	906	25	(239)	(564)	128
Increase (decrease) in straight line rental revenue	1,205	113	180	210	1,708

Pro forma rental revenue	$23,514	$4,440	$3,019	$3,452	$34,425

Year Ended December 31, 2011	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Historical rental revenue	$87,438	$16,565	$13,156	$14,717	$131,876
Increase (decrease) to pro forma rental revenue relating to the amortization of above- and below-market lease assets and liabilities and in-place lease assets	(2,740)	(326)	(956)	(2,694)	(6,716)
Increase (decrease) in straight line rental revenue	4,755	498	725	847	6,825

Pro forma rental revenue	$89,453	$16,737	$12,925	$12,870	$131,985

(3)	Pro forma observatory revenue includes $1,389 and $5,556 for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively, of rental revenue attributable to a retail tenant which operates the concession space in the Empire State Building observatory under its lease expiring in May 2020.
(4)	1350 Broadway pro forma operating expenses includes $409 and $1,635 related to the amortization of the below-market ground lease for the three months ended March 31, 2012 and the for the year ended December 31, 2011, respectively.
(5)	Pro forma operating expenses reflect the elimination of rental expense incurred by Empire State Building Company and 501 Seventh Avenue to the Predecessor as follows for the three months ended March 31, 2012 and for the year ended December 31, 2011.

	Empire State Building	501 Seventh Avenue	Total
Three month ended March 31, 2012	(9,205)	(1,658)	(10,863)

	$(9,205)	$(1,658)	$(10,863)

Year ended December 31, 2011	(37,233)	(5,669)	(42,902)

	$(37,233)	$(5,669)	$(42,902)

(6)	1350 Broadway pro forma interest expense includes a reduction in interest expense of ($228) and ($1,102) related to the fair value adjustment on the assumed debt for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively.
(7)	1333 Broadway pro forma interest expense includes a reduction in interest expense of ($391) and ($1,697) related to the fair value adjustment on the assumed debt for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively.

(DD)	After the acquisition of 501 Seventh Avenue and Empire State Building Company, the historical operating lease arrangements will be eliminated. As a result, rental revenue earned by the Predecessor of ($1,658) and ($5,669) from 501 Seventh Avenue and ($2,292) and ($37,233) from Empire State Building Company, has been eliminated for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively.

(EE)	Supervisory, management and offering cost reimbursements from the non-controlled entities of $1,561 and $4,050, in respect of Empire State Building Company, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue are eliminated in consolidation for pro forma purposes for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively.

(FF)	Costs charged by the Predecessor and expensed by Empire State Building Company, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue relating to supervisory, management and offering cost reimbursements of $1,442 and $3,574 are eliminated from marketing, general and administrative expenses in consolidation for pro forma purposes for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively.

(GG)	We expect to incur through taxable REIT subsidiaries additional federal, state and local tax expenses of $1,988 and $3,969 for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively of which $1,256 and $1,874 for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively, related to the operations of the Empire State Building observatory, and of which $732 and $2,095 for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively, related to the operations of our management and construction companies.

(HH)	As a result of the formation transactions, general and administrative costs are expected to increase by $ and $ for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively. The increase is comprised of increased salaries relating to contractual increases in executive salaries and the hiring of new executive officers and estimated additional costs relating to director and officer insurance, directors fees, and additional payroll. We expect to incur additional corporate general and administrative expenses of approximately $ to $ and $ to $ for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, that are not a current contractual obligation or factually supportable, which are comprised primarily of legal and accounting expense associated with operating as a public company.

(II)	Reflects share-based compensation expenses relating to the intended grant of unvested LTIP units and/or restricted shares of Class A common stock to our executive officers and unvested restricted shares of Class A common stock to our independent directors upon completion of the IPO. The valuation of the restricted shares of Class A common stock was based on the fair value of the Class A common stock, or the $ per share offering price, which represents the mid-point of the range of initial public offering prices per share in the IPO. The fair value of the LTIP units is based on a valuation method that considers the fair value of the Class A common stock and any applicable post-vesting transfer restrictions. We recognize the fair value of all share-based awards on a straight-line basis over the requisite service period. We estimated that there would be no forfeitures of the share-based awards.

(JJ)	Reflects $ and $ for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, of estimated acquisition costs to be incurred in connection with our acquisition of the non-controlled entities.

(KK)	Reflects the increase in net interest expense for the year ended December 31, 2011 as a result of us entering into a three-year term loan secured by our interest in the Empire State Building on July 26, 2011 as amended November 2, 2011. The lenders provided us with an initial advance of $159,000 and, subject to certain conditions set forth in the loan agreement, may provide us with additional advances of up to $141,000. Simultaneously with entering into the secured term loan, we repaid the two existing mortgage debt financings on the Empire State Building which had an aggregate outstanding balance of $92,000 at the time they were repaid. As a result of this refinancing transaction and the repayment of $3,600 of unsecured debt (more fully described in Note N above), we expect interest expense on a pro forma basis to decrease by ($2,965) for the year ended December 31, 2011. The pro forma adjustment also includes amortization of capitalized fees in connection with our secured term loan of $2,200.

Historical Adjustments	Year ended December 31, 2011
Historical interest expense	$(7,760)
Interest expense from unsecured loan (repaid)	(360)
Historical amortization of deferred financing costs	(1,888)

Total interest expense	(10,008)
Adjustments for New Financing
Interest expense on Empire State Building mortgage	$4,843
Amortization of deferred financing costs	2,200

Total interest expense	7,043

Pro Forma Adjustment	$(2,965)

(LL)	Due to the acquisition of Empire State Building Company, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue, $4,504 and $3,893 of equity in net income (loss) from equity method investments is eliminated in the pro forma condensed consolidated statements of income for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively.

(MM)	To eliminate the revenues and expenses relating to 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.

(NN)	The non-controlling interest in the net income of the Operating Partnership as a result of the issuance of operating partnership units was allocated to former owners of the Predecessor as partial consideration in the formation transactions.

(OO)	Pro forma basic earnings per share equals pro forma net income divided by the number of shares of our common stock and operating partnership units to be outstanding after the IPO and the unvested shares of restricted stock and LTIP units, which qualify as participating securities, to be granted upon the closing of the IPO and the formation transactions.

(PP)	Pro forma diluted earnings per share equals pro forma net income divided by the sum of the number of shares of our common stock and operating partnership units to be outstanding after the IPO and the unvested restricted shares of Class A common stock and LTIP units, which qualify as participating securities, to be granted upon the closing of the IPO and the formation transactions, plus an amount computed using the treasury stock method with respect to such restricted shares of Class A common stock and LTIP units which do not qualify as restricted securities.

(QQ)	The pro forma condensed consolidated statements of income have been presented for Empire State Realty Trust, Inc. For the Operating Partnership there would be no change in the total pro forma revenues and expenses however net income would now be presented with the pro forma net income to the general partner and the limited partners in the Operating Partnership as follows:

EMPIRE STATE REALTY OP, L.P. AND SUBSIDIARIES Pro Forma Condensed Consolidated Statements of Income (unaudited and in thousands except per unit amounts)
	For the Year Ended December 31, 2011		For the Three Months Ended March 31, 2012
	Maximum Company Pro Forma	Minimum Company Pro Forma	Maximum Company Pro Forma	Minimum Company Pro Forma
Net income attributable to unitholders	$72,807	$66,864	$25,325	$22,708
Net income attributable to unitholders attributable to:
General Partner
Limited Partners	—	—	—	—

Net income attributable to unitholders	$72,807	$66,864	$25,325	$22,708

Pro Forma weighted average operating partnership units outstanding—basic and diluted

Pro Forma basic earnings (loss) per unit	$—	$—	$—	$—

Pro Forma diluted earnings (loss) per unit	$—	$—	$—	$—

3.	Adjustments to the Pro Forma Condensed Consolidated Statements of Cash Flows (in thousands)

(AAA)	The $10,415 decrease in net cash provided by operating activities relates to the elimination of cash balances relating to 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. of $8,444 and $1,971, respectively. Refer to note J above.

(BBB)	The $12,791 decrease in net cash provided by operating activities relates to the elimination of cash balances relating to 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. of $10,077 and $779, respectively.

(CCC)	The $16,221 increase in net cash provided by investing activities relates to the cash received in connection with the acquisition of non-controlled entities (Empire State Building Company, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue) of $12,130, $1,700, $891 and $1,500, respectively. Refer to note C above.

(DDD)	The $17,144 increase in net cash provided by investing activities relates to the cash received in connection with the acquisition of non-controlled entities (Empire State Building Company, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue) of $11,908, 1,744, $1,543, and $1,948, respectively.

(EEE)	The $95,518 decrease in net cash used in financing activities relates to a decrease in cash due to the repayment from the proceeds of the IPO of $3,600 of unsecured debt on 500 Mamaroneck Avenue due by a controlled entity to Peter L. Malkin and other investors. (Refer to note O above) and $91,918 representing cash distributed to investors in the subject LLCs and the private entities in connection with the formation transaction (refer to note S above).

(FFF)	The $89,985 decrease in net cash used in financing activities relates to a decrease in cash due to the repayment from the proceeds of the IPO of $3,600 of unsecured debt on 500 Mamaroneck Avenue due by a controlled entity to Peter L. Malkin and other investors. (Refer to note O above) and $86,385 representing cash distributed to investors in the subject LLCs and the private entities in connection with the formation transaction.

(GGG)	The $101,118 decrease in net cash used in financing activities relates to a decrease in cash due to the repayment from the proceeds of the IPO of $3,600 of unsecured debt on 500 Mamaroneck Avenue due by a controlled entity to Peter L. Malkin and other investors. (Refer to note O above) and $97,518 representing cash distributed to investors in the subject LLCs and the private entities in connection with the formation transaction (refer to note E above).

(HHH)	The $97,963 decrease in net cash used in financing activities relates to a decrease in cash due to the repayment from the proceeds of the IPO of $3,600 of unsecured debt on 500 Mamaroneck Avenue due by a controlled entity to Peter L. Malkin and other investors. (Refer to note O above) and $94,363 representing cash distributed to investors in the subject LLCs and the private entities in connection with the formation transaction.

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2012 and Year Ended December 31, 2011

(unaudited and in thousands)

	Maximum Company Pro Forma				Minimum Company Pro Forma
	Three Months Ended March 31, 2012		Year Ended December 31, 2011		Three Months Ended March 31, 2012		Year Ended December 31, 2011
Earnings
Income from continuing operations	$25,325		$72,807		$22,708		$66,864
Interest expense	13,431		53,267		11,546		45,791
Amortization of loan costs expensed	947		3,247		777		2,567
Portion of rent expense representative of interest	144		577		2,021		7,191

Total Earnings	$39,848		$129,898		$37,052		$122,412

Fixed Charges
Interest expense	$13,431		$53,267		$11,546		$45,791
Amortization of loan costs expensed	947		3,247		777		2,567
Portion of rent expense representative of interest	144		577		2,021		7,191

Total fixed charges	$14,523		$57,091		$14,344		$55,548

Ratio of earnings to fixed charges	2.74	x	2.28	x	2.58	x	2.20	x

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The stockholder of Empire State Realty Trust, Inc.

We have audited the accompanying consolidated balance sheet of Empire State Realty Trust, Inc. (the “Company”) as of December 31, 2011. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Empire State Realty Trust, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

May 8, 2012

The accompanying notes are an integral part of these financial statements.

Empire State Realty Trust, Inc.

Consolidated Balance Sheets

March 31, 2012 (unaudited) and December 31, 2011

	March 31, 2012	December 31, 2011
Assets:
Cash	$120	$100
Related party receivable	—	10

Total Assets	$120	$110

Equity:
Common stock, $.01 par value 1,000 shares authorized, 1,000 shares issued and outstanding	$10	$10
Additional paid in capital	100	90

Total Stockholder’s Equity	$110	$100
Noncontrolling interest	10	10

Total Equity	$120	$110

The accompanying notes are an integral part of these financial statements.

Empire State Realty Trust, Inc.

Notes to Consolidated Balance Sheets

March 31, 2012 (unaudited) and December 31, 2011

NOTE 1. ORGANIZATION

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) (the “Company”) was organized as a Maryland corporation on July 29, 2011. Under its Articles of Incorporation, the Company is authorized to issue up to 1,000 shares of common stock and no shares of preferred stock. The Company was initially capitalized by issuing 1,000 shares of common stock to Anthony E. Malkin, Chairman, President and Chief Executive Officer and of the Company, for a par value of $0.01 per share. The Company has had no other operations since its formation.

The Company has filed a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering (the “Offering”) of Class A common stock, for a par value of $0.01 per share. The Company will contribute the net proceeds of the Offering for operating partnership units in Empire State Realty OP, L.P., a Delaware limited partnership (formerly known as Empire Realty Trust, L.P.) (the “Operating Partnership”). In advance of the Offering and as part of the formation transactions of the Operating Partnership, on November 28, 2011, the Company agreed to contribute $10 for a 50% initial General Partner’s interest in the Operating Partnership and Anthony E. Malkin agreed to contribute $10 for a 50% initial Limited Partner’s interest in the Operating Partnership. Anthony E. Malkin’s contribution is reflected as a related party receivable. The contributions to the Operating Partnership were funded on March 15, 2012. The Company, as the sole general partner of the Operating Partnership, will have responsibility and discretion in the management and control of the Operating Partnership, and the limited partners of the Operating Partnership, in such capacity, will have no authority to transact business for, or participate in the management activities of the Operating Partnership. Accordingly, the Operating Partnership has been consolidated into this report of Company.

The Operating Partnership will own, manage, operate, acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area. The Operating Partnership will initially own 12 office properties, six standalone retail properties, and entitled land that will support the development of an office building and garage, all of which will be included in the consolidated financial statements of Company. The Operating Partnership intends to use the net proceeds of the Offering to pay certain holders of interests in the contributing entities of the initial portfolio that are non-accredited investors or who elect to receive cash for their equity interests in certain of such entities; pay fees in connection with the assumption of indebtedness; pay expenses incurred in connection with the Offering and the formation transactions; repay a loan that was made to one of the contributing entities by certain investors in such entity; and for general working capital purposes and to fund potential future acquisitions. The Company will be subject to the risks involved with the ownership and operation of commercial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, including creditworthiness of tenants, competition for tenants, changes in tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, which are wholly-owned or controlled by us. All significant intercompany balances and transactions have been eliminated.

Income Taxes

The Company believes that it is organized and will operate in the manner that will allow it to be taxed as a real estate investment trust (“REIT”) in accordance with the Sections 856 through 860 of the Internal Revenue

Empire State Realty Trust, Inc.

Notes to Consolidated Balance Sheets

March 31, 2012 (unaudited) and December 31, 2011

Code of 1986, as amended, commencing with the taxable year ending December 31, 2012. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income that is being distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Offering Costs

In connection with the Offering, the Company and affiliates of the Company have incurred or will incur accounting fees, legal fees and other professional fees. Such costs will be deducted from the proceeds of the Offering, when it is consummated or expensed, in the period it is determined the transaction is not likely to be consummated.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Option Properties

The Company has executed option agreements with affiliates of its predecessor granting the Company the right to acquire long-term leasehold and/or sub-leasehold interests in the option properties following the resolution of the ongoing litigation relating to these properties. The option properties will not be contributed to the Company in the formation transactions. Concurrently with the consummation of the Offering, the Company intends to enter into management agreements with respect to each of the option properties. The option properties consist of 112-122 West 34th Street and 1400 Broadway, both office properties in midtown Manhattan. The Company’s management team believes that, if acquired, 112-122 West 34th Street and 1400 Broadway would be consistent with its portfolio composition and strategic direction. The purchase price for each of the option properties will be based on an appraisal by independent third parties, unless the Company and the owners of the properties, with the consent of the Helmsley estate (a member of affiliates of Company’s predecessor and of the owners of option properties), agree to a negotiated price, and unless the litigation related to these properties is resolved prior to the closing of the consolidation, in which case investors in the entities owning the option properties will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. The Company has agreed that Anthony E. Malkin, its Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on the Company’s behalf. One or more of the Company’s independent directors will lead the appraisal or negotiation process on its behalf and a majority of its independent directors must approve the price and terms of the acquisition of interests in each of the option properties. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. The Company’s option expires on the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment in relation to certain ongoing litigation with respect to the properties or (ii) six months after the completion of the independent valuation described above, but in no event later than seven years from the completion of this offering.

Empire State Realty Trust, Inc.

Notes to Consolidated Balance Sheets

March 31, 2012 (unaudited) and December 31, 2011

Litigation

Five putative class actions have been brought by investors in certain contributing entities of the initial portfolio (which were filed on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012) (the “Class Actions”). As now pending in New York State Supreme Court, New York County, each Class Action challenges the consolidation and the Offering. The plaintiffs assert claims against Malkin Holdings LLC, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, the Operating Partnership, and the Company for breach of fiduciary duty, unjust enrichment and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to such investors, the consolidation provides excessive benefits to Malkin Holdings LLC and its affiliates and the prospectus/consent solicitation statement which is part of the registration statement on Form S-4 relating to the consolidation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the consolidation. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. The motion was granted on June 26, 2012, and the plaintiffs have 120 days from that date to file a consolidated amended complaint.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, the Company may incur costs associated with defending or settling such litigation or paying any judgment if the Company loses. In addition, the Company may be required to pay damage awards or settlements. At this time, we cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on the Company’s financial statements. The Company believes the Class Actions are baseless and intends to defend them vigorously.

There is a risk that other third parties will assert claims against the Company or Malkin Holdings LLC, including, without limitation, that Malkin Holdings LLC breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the Company or Malkin Holdings LLC.

NOTE 4. SUBSEQUENT EVENTS

Except as disclosed, there have not been any events that have occurred that would require adjustments to or disclosure to the consolidated balance sheets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The partners of Empire State Realty OP, L.P.

We have audited the accompanying balance sheet of Empire State Realty OP, L.P. (the “Company”) as of March 31, 2012. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Empire State Realty OP, L.P. at March 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

July 3, 2012

Empire State Realty OP, L.P.

Balance Sheet

March 31, 2012

Assets:
Cash	$20

Total Assets	$20

Equity:
General partner capital	$10
Limited partner capital	10

Total Capital	$20

The accompanying notes are an integral part of these financial statements.

Empire State Realty OP, L.P.

Notes to Balance Sheet

March 31, 2012

NOTE 1. ORGANIZATION

Empire State Realty OP L.P. (formerly known as Empire Realty Trust, L.P.) (the “Company”) was organized as a Delaware limited partnership on November 28, 2011. Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) (“ESRT”) which was organized as a Maryland corporation on July 29, 2011 agreed to contribute $10 for a 50% initial General Partner’s interest in the Operating Partnership and Anthony E. Malkin agreed to contribute $10 for a 50% initial Limited Partner’s interest in the Company. The contributions to the Company were funded on March 15, 2012.

ESRT has filed a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering (the “Offering”) of Class A common stock, for a par value of $0.01 per share. ESRT will contribute the net proceeds of the Offering for operating partnership units in the Company. ESRT, as the sole general partner of the Company, will have responsibility and discretion in the management and control of the Company, and the limited partners of the Company, in such capacity, will have no authority to transact business for, or participate in the management activities of the Company.

The Company will own, manage, operate, acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area and will initially own 12 office properties, six standalone retail properties, and entitled land that will support the development of an office building and garage. The Company intends to use the net proceeds of the Offering to pay certain holders of interests in the contributing entities of the initial portfolio that are non-accredited investors or who elect to receive cash for their equity interests in certain of such entities; pay fees in connection with the assumption of indebtedness; pay expenses incurred in connection with the Offering and the formation transactions; repay a loan that was made to one of the contributing entities by certain investors in such entity; and for general working capital purposes and to fund potential future acquisitions. The Company will be subject to the risks involved with the ownership and operation of commercial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, including creditworthiness of tenants, competition for tenants, changes in tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company is not subject to federal and state income taxes and, accordingly, makes no provision for federal and state income taxes in the accompanying financial statements. The Company’s taxable income or loss is reportable by its partners.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Offering Costs

In connection with the Offering, the Company and affiliates of the Company have incurred or will incur accounting fees, legal fees and other professional fees. Such costs will be deducted from the proceeds of the Offering, when it is consummated or expensed, in the period it is determined the transaction is not likely to be consummated.

Empire State Realty OP, L.P.

Notes to Balance Sheet

March 31, 2012

NOTE 3. COMMITMENTS AND CONTINGENCIES

Option Properties

The Company has executed option agreements with affiliates of its predecessor granting the Company the right to acquire long-term leasehold and/or sub-leasehold interests in the option properties following the resolution of the ongoing litigation relating to these properties. The option properties will not be contributed to the Company in the formation transactions. Concurrently with the consummation of the Offering, the Company intends to enter into management agreements with respect to each of the option properties. The option properties consist of 112-122 West 34th Street and 1400 Broadway, both office properties in midtown Manhattan. The Company’s management team believes that, if acquired, 112-122 West 34th Street and 1400 Broadway would be consistent with its portfolio composition and strategic direction. The purchase price for each of the option properties will be based on an appraisal by independent third parties, unless the Company and the owners of the properties, with the consent of the Helmsley estate (a member of affiliates of Company’s predecessor and of the owners of option properties), agree to a negotiated price, and unless the litigation related to these properties is resolved prior to the closing of the consolidation, in which case investors in the entities owning the option properties will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. The Company has agreed that Anthony E. Malkin, Chairman, Chief Executive Officer and President of ESRT, will not participate in the negotiations and valuation process on the Company’s behalf. One or more of ESRT’s independent directors will lead the appraisal or negotiation process on its behalf and a majority of its independent directors must approve the price and terms of the acquisition of interests in each of the option properties. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. The Company’s option expires on the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment in relation to certain ongoing litigation with respect to the properties or (ii) six months after the completion of the independent valuation described above, but in no event later than seven years from the completion of this offering.

Litigation

Five putative class actions have been brought by investors in certain contributing entities of the initial portfolio (which were filed on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012) (the “Class Actions”). As now pending in New York State Supreme Court, New York County, each Class Action challenges the consolidation and the Offering. The plaintiffs assert claims against Malkin Holdings LLC, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, ESRT, and the Company for breach of fiduciary duty, unjust enrichment and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to such investors, the consolidation provides excessive benefits to Malkin Holdings LLC and its affiliates and the prospectus/consent solicitation statement which is part of the registration statement on Form S-4 relating to the consolidation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the consolidation. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. The motion was granted on June 26, 2012, and the plaintiffs have 120 days from that date to file a consolidated amended complaint.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, we may incur costs associated with defending or settling such litigation or paying any judgment if we lose. In addition, we may be required to pay

Empire State Realty OP, L.P.

Notes to Balance Sheet

March 31, 2012

damage awards or settlements. At this time, we cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on the Company’s financial statements. The Company believes the Class Actions are baseless and intends to defend them vigorously.

There is a risk that other third parties will assert claims against us or the supervisor, including, without limitation, that the supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against us or the supervisor.

NOTE 4. SUBSEQUENT EVENTS

Except as disclosed, there have not been any events that have occurred that would require adjustments to or disclosure to the balance sheet.

Report of Independent Registered Public Accounting Firm

The Partners, Members and Stockholders of Empire State Realty Trust, Inc., Predecessor

We have audited the accompanying combined balance sheets of Empire State Realty Trust, Inc., Predecessor as of December 31, 2011 and 2010, and the related combined statements of income, owners’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. Our audits also include the financial statement schedules listed on the Index to Financial Statements included in the Form S-11. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the financial statements for the year ended December 31, 2009 for Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., 250 West 57th St. Associates L.L.C., Lincoln Building Associates L.L.C., and Fisk Building Associates L.L.C., which statements collectively reflect total revenues of $98,126,000 in 2009. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., 250 West 57th St. Associates L.L.C., Lincoln Building Associates L.L.C., and Fisk Building Associates L.L.C., is based solely on the reports of the other auditors. Also, the consolidated financial statements for the year ended December 31, 2009 for Empire State Building Company L.L.C. and Affiliates (a non-controlled entity in which the Company has a 23.75% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the combined financial statements, insofar as it relates to the amounts included for Empire State Building Company L.L.C. and Affiliates, is based solely on the report of the other auditors. In the combined financial statements, the Company’s equity in the net income of Empire State Building Company L.L.C. and Affiliates is stated at $9,572,000 for the year ended December 31, 2009.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the combined financial position of Empire State Realty Trust, Inc., Predecessor at December 31, 2011 and 2010, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York

May 8, 2012

Report of Independent Registered Public Accounting Firm

Empire State Building Associates L.L.C.

(a Limited Liability Company)

We have audited the consolidated statements of income, members’ equity and cash flows of Empire State Building Associates L.L.C. (“Associates”) for the year ended December 31, 2009. These consolidated financial statements are the responsibility of Associates’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Associates is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Associates’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Empire State Building Associates L.L.C. for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Margolin, Winer & Evens LLP

Garden City, New York

October 5, 2010

Report of Independent Registered Public Accounting Firm

60 East 42nd St. Associates L.L.C.

(a Limited Liability Company)

New York, New York

We have audited the statements of income, members’ deficiency and cash flows of 60 East 42nd St. Associates L.L.C. (“Associates”) for the year ended December 31, 2009. These financial statements are the responsibility of Associates’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Associates is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Associates’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of 60 East 42nd St. Associates L.L.C. for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 17, 2010

Report of Independent Registered Public Accounting Firm

250 West 57th St. Associates L.L.C.

(a Limited Liability Company)

New York, New York

We have audited the statements of income, members’ deficiency and cash flows of 250 West 57th St. Associates L.L.C. (“Associates”) for the year ended December 31, 2009. These financial statements are the responsibility of Associates’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Associates is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Associates’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of 250 West 57th St. Associates L.L.C. for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 17, 2010

Report of Independent Registered Public Accounting Firm

Lincoln Building Associates L.L.C.

New York, New York

We have audited the statements of income, changes in members’ equity and cash flows of Lincoln Building Associates L.L.C. (a New York limited liability company) (the “Company”) for the year ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Lincoln Building Associates L.L.C. for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 22, 2011

Report of Independent Registered Public Accounting Firm

Fisk Building Associates L.L.C.

New York, New York

We have audited the statements of income, changes in members’ equity and cash flows of Fisk Building Associates L.L.C. (a New York limited liability company) (the “Company”) for the year ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Fisk Building Associates L.L.C. for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 23, 2011

Report of Independent Registered Public Accounting Firm

Empire State Building Company L.L.C.

New York, New York

We have audited the consolidated statements of income, changes in equity and cash flows of Empire State Building Company L.L.C. (a New York limited liability company) and Affiliates (the “Company”) for the year ended December 31, 2009. These financial statements are the responsibility of the management of Empire State Building Company L.L.C. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Empire State Building Company L.L.C. and Affiliates for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company adopted the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation,” and the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes.”

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 23, 2011

Empire State Realty Trust, Inc., Predecessor

Combined Balance Sheets

December 31, 2011 and 2010

(amounts in thousands)

	December 31,
	2011	2010
ASSETS
Commercial real estate properties, at cost:
Land	$102,475	$102,475
Development costs	15,850	15,801
Building and improvements	592,256	567,123
Building leasehold interests and improvements	145,570	110,609

	856,151	796,008
Less: accumulated depreciation	(224,019)	(205,542)

	632,132	590,466
Cash and cash equivalents	86,316	88,031
Restricted cash	30,445	34,233
Tenant and other receivables, net of allowance of	—	—
$716 and $845 in 2011 and 2010, respectively	13,884	8,765
Deferred rent receivables, net of allowance of	—	—
$936 and $648 in 2011 and 2010, respectively	47,058	44,230
Investment in non-controlled entities	72,626	81,744
Deferred costs, net	75,698	43,016
Due from affiliated companies	39,117	9,234
Prepaid expenses and other assets	11,347	11,831

TOTAL ASSETS	$1,008,623	$911,550

LIABILITIES
Mortgage notes payable	$921,362	$853,176
Unsecured loan and notes payable—related parties	18,343	15,887
Accrued interest payable	2,834	3,194
Accounts payable and accrued expenses	25,307	19,758
Due to affiliated companies	13,745	7,014
Deferred revenue and other liabilities	5,881	7,544
Tenants’ security deposits	16,205	15,735

TOTAL LIABILITIES	1,003,677	922,308
OWNERS’ EQUITY (DEFICIT)	4,946	(10,758)

TOTAL LIABILITIES AND OWNERS’ EQUITY (DEFICIT)	$1,008,623	$911,550

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Combined Statements of Income

For the years ended December 31, 2011, 2010 and 2009

(amounts in thousands)

	Year Ended December 31,
	2011	2010	2009
REVENUES
Rental revenue	$198,494	$166,159	$167,556
Tenant expense reimbursement	31,063	32,721	36,309
Third-party management and other fees	5,626	3,750	4,296
Construction revenue	47,560	27,139	15,997
Other income and fees	12,045	16,776	8,157

Total Revenues	294,788	246,545	232,315

OPERATING EXPENSES
Operating expenses	57,102	60,356	58,850
Marketing, general, and administrative expenses	15,688	13,924	16,145
Construction expenses	46,230	27,581	17,281
Real estate taxes	29,160	27,585	28,937
Depreciation and amortization	35,513	34,041	29,327

Total Operating Expenses	183,693	163,487	150,540

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities	111,095	83,058	81,775
Interest expense	54,746	52,264	50,738

Income from Operations before Equity in Net Income of Non-controlled Entities	56,349	30,794	31,037
Equity in net income of non-controlled entities	3,893	15,324	10,800

NET INCOME	$60,242	$46,118	$41,837

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Combined Statements of Owners’ Equity

For the years ended December 31, 2011, 2010 and 2009

(amounts in thousands)

Owners’ (Deficit) at January 1, 2009	$(14,940)
Net income—2009	41,837
Contributions from owners—2009	3,671
Distributions to owners—2009	(48,826)

Owners’ (Deficit) at December 31, 2009	(18,258)
Net income—2010	46,118
Contributions from owners—2010	2,056
Distributions to owners—2010	(40,674)

Owners’ (Deficit) at December 31, 2010	(10,758)
Net income—2011	60,242
Contributions from owners—2011	2,153
Distributions to owners—2011	(46,691)

Owners’ Equity at December 31, 2011	$4,946

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Combined Statements of Cash Flows

For the years ended December 31, 2011, 2010 and 2009

(amounts in thousands)

	Year Ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$60,242	$46,118	$41,837
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,760	36,025	30,860
Straight-lining of rental revenue	(3,116)	(4,032)	(1,149)
Bad debts	1,226	2,410	1,705
Equity in net income of non-controlled entities	(3,893)	(15,324)	(10,800)
Distributions of cumulative earnings of non-controlled entities	13,011	3,468	10,161
Other non cash adjustments	—	2,811	2,298
Increase (decrease) in cash flows due to changes in operating assets and liabilities:
Restricted cash	4,202	6,129	(389)
Tenant and other receivables	(6,057)	(3,606)	2,980
Deferred leasing costs	(15,026)	(8,623)	(7,430)
Due to / from affiliated companies, net	(40,488)	(919)	(6,203)
Prepaid expenses and other assets	485	(120)	(87)
Accounts payable and accrued expenses	3,149	9,951	(6,446)
Accrued interest payable	(305)	(23)	143
Deferred revenue and other liabilities	(1,663)	116	1,029

Total adjustments	(9,715)	28,263	16,672

Net cash provided by operating activities	50,527	74,381	58,509

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash for investing activities	55	1,851	1,562
Additions to development in progress	(49)	(1,372)	(3,161)
Additions to building leasehold interests and improvements	(27,068)	(24,498)	(13,636)
Additions to building and improvements	(33,465)	(10,818)	(23,382)

Net cash used in investing activities	(60,527)	(34,837)	(38,617)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgage notes payable	170,540	3,645	50,495
Repayment of mortgage notes payable	(102,354)	(9,776)	(8,126)
Proceeds from unsecured loan payable	5,600	3,558	1,118
Repayment of unsecured loan payable	(3,200)	—	—
Offering costs	(10,325)	(3,890)	—
Deferred financing costs	(7,438)	(519)	(3,367)
Contributions from owners	2,153	2,056	3,671
Distributions to owners	(46,691)	(40,674)	(48,826)

Net cash provided by (used in) financing activities	8,285	(45,600)	(5,035)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,715)	(6,056)	14,857
CASH AND CASH EQUIVALENTS—beginning of year	88,031	94,087	79,230

CASH AND CASH EQUIVALENTS—end of year	$86,316	$88,031	$94,087

Supplemental Disclosures of Cash Flow Information:
Interest paid during the year (including interest capitalized of $55, $84, and $100)	$51,776	$52,271	$50,480

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements

(amounts in thousands)

1. Organization and Description of Business

As used in these combined financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean the Predecessor (as defined below) for the periods presented and Empire State Realty Trust, Inc. and its combined subsidiaries upon consummation of its initial public offering, or IPO, and the formation transactions defined below.

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) is a Maryland corporation formed on July 29, 2011 to acquire the assets or equity interests of entities owning various controlling and non-controlling interests in real estate assets and certain management businesses controlled and/or managed by Mr. Peter L. Malkin and Mr. Anthony E. Malkin, or the Sponsors.

Prior to or concurrently with the IPO, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, these assets, interests and businesses which we refer to as our formation transactions. These acquisitions will be made upon completion of the IPO. The formation transactions are intended to enable us to (i) combine the ownership of our property portfolio under our operating partnership subsidiary, Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, or the Operating Partnership; (ii) succeed to the asset management, property management, leasing and construction businesses of the predecessor; (iii) facilitate the IPO; and (iv) elect and qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2012. We will not have any operating activity until the consummation of our IPO and the formation transactions. Accordingly, we believe that a discussion of the results of Empire State Realty Trust, Inc. would not be meaningful for the periods covered by these financial statements prior to that acquisition.

The Predecessor

The predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that the Sponsors own interests in and control, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities which we collectively refer to as the non-controlled entities, and are presented as uncombined entities in our combined financial statements. Specifically, the term “the predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor”; (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage that we will own after the formation transactions described in this prospectus, which we refer to as the “existing entities”; (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties”; (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY”; (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT”; and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “the predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. The predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Controlled Entities:

As of December 31, 2011, properties that the Sponsors own interests in and control, and whose operations are 100% consolidated into the financial statements of the predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Harrison, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New York

69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

We own entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties that will support the development of an approximately 340,000 rentable square foot office building and garage.

The acquisition of interests in our predecessor will be recorded at historical cost at the time of the formation transactions.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Non-Controlled Entities:

As of December 31, 2011, properties in which the sponsors own and control non-controlling interests and whose operations are reflected in our predecessor’s combined financial statements as an equity interest include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York—Empire State Building Company L.L.C.

Master operating lease position of 1350 Broadway, New York, New York—1350 Broadway Associates L.L.C. (long term ground lease)

1333 Broadway, New York, New York – 1333 Broadway Associates L.L.C.

Master operating lease position of 501 Seventh Avenue, New York, New York—501 Seventh Avenue Associates L.L.C.

All of our business activities will be conducted through our operating partnership. We will be the sole general partner of our Operating Partnership. Pursuant to the formation transactions, our Operating Partnership will (i) acquire interests in the office and retail properties owned by the controlled entities (including our predecessor management companies) and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of our Class A common stock, Class B common stock, operating partnership units, and/or cash.

We will be self-administered and self-managed. Additionally, we will form or acquire one or more taxable REIT subsidiaries, or TRSs, that will be owned by the Operating Partnership. The TRSs, through several wholly-owned limited liability companies, will conduct third-party services businesses, which may include the Empire State Building Observatory, parking facilities, cleaning services, property management and leasing, construction, mortgage brokerage, and property maintenance.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Combination

The accompanying combined financial statements of the predecessor are prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and with the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC. The effect of all significant intercompany balances and transactions has been eliminated. The combined financial statements include all the accounts and operations of our predecessor. The real estate entities included in the accompanying combined financial statements have been combined on the basis that, for the periods presented, such entities were under common control, common management and common ownership of the Sponsors and/or their affiliates and family members. Equity interests in the combining entities that are not controlled by the Sponsors and/or their affiliates and family members are shown as investments in uncombined entities. We will also acquire these interests. Certain prior year balances have been reclassified in the combined balance sheets to conform with the current year presentation.

In June 2009, the Financial Accounting Standards Board, or FASB, amended the guidance for determining whether an entity is a variable interest entity, or VIE, and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Adoption of this guidance on January 1, 2010 did not have a material impact on our combined financial statements. Management does not believe that we have any variable interests in VIEs.

We will assess the accounting treatment for each investment we may have in the future. This assessment will include a review of each entity’s organizational agreement to determine which party has what rights and whether those rights are protective or participating. For all VIEs, we will review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity’s economic performance and benefit. In situations where we or our partner could approve, among other things, the annual budget, the entity’s tax return before filing, and leases that cover more than a nominal amount of space relative to the total rentable space at each property, we would not consolidate the investment as we consider these to be substantive participation rights that result in shared power of the activities that would most significantly impact the performance and benefit of such joint venture investment. Such agreements could also contain certain protective rights such as the requirement of partner approval to sell, finance or refinance the investment and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests are required to be presented as a separate component of equity in the combined balance sheets and in the combined statements of income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interests. As the financial statements of the predecessor have been prepared on a combined basis, there is no non-controlling interest for the periods presented.

Accounting Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to use estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant items subject to such estimates and assumptions include allocation of the purchase price of acquired real estate properties among tangible and intangible assets, determination of the useful life of real estate properties and other long-lived assets, valuation and impairment analysis of combined and uncombined commercial real estate properties and other long-lived assets, estimate of percentage of completion on construction contracts, and valuation of the allowance for doubtful accounts. These estimates are prepared using management’s best judgment, after considering past, current, and expected events and economic conditions. Actual results could differ from those estimates.

Real Estate

Commercial real estate properties are recorded at cost, less accumulated depreciation and amortization. The recorded cost includes cost of acquisitions, development and construction and tenant allowances and improvements. Expenditures for ordinary repairs and maintenance are charged to operations as incurred. Significant replacements and betterments which improve or extend the life of the asset are capitalized. Tenant improvements which improve or extend the life of the asset are capitalized. If a tenant vacates its space prior to the contractual termination of its lease, the unamortized balance of any tenant improvements are written off if they are replaced or have no future value.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	39 years
Building improvements	Shorter of remaining life of the building or useful life
Building (leasehold interest)	Lesser of 39 years or remaining term of the lease
Furniture and fixtures	Four to seven years
Tenant improvements	Shorter of remaining term of the lease or useful life

Depreciation expense amounted to $29,155, $26,969 and $23,516 for the years ended December 31, 2011, 2010 and 2009, respectively.

For commercial real estate properties acquired after June 30, 2001, we assess the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, above- and below-market leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities in accordance with guidance included in Accounting Standards Codification (“ASC”) 805, “Business Combinations” (“ASC 805”) (formerly known as Statement of Financial Accounting Standards (“SFAS”) No. 141 (“SFAS No. 141”), which was later replaced by SFAS 141 (R)), and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings as if vacant, based on estimated fair values. We assess and consider fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that we deem appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenant’s credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial. Real estate properties acquired prior to July 1, 2001 were accounted for under the provisions of Accounting Principles Board (“APB”) 16 (“APB 16”) using the purchase method. Under the provisions of APB 16, we did not allocate any of the purchase prices to acquired leases. APB 16 was superseded by SFAS 141 and later SFAS 141(R).

Acquired in-place lease costs (tenant improvements and leasing commissions) are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Acquired in-place lease assets and assumed above- and below-market leases are amortized on a straight-line basis as an adjustment to rental revenue over the remaining term of the underlying leases, including, for below-market leases, fixed option renewal periods, if any. To date, all such acquired lease intangibles were deemed to be immaterial and have been recorded as part of the cost of the acquired building. For below-market leases with fixed option renewal periods, we have applied a minimum threshold of a 10% differential between the fixed rate renewals and estimated market rents when evaluating recording a below-market lease intangible.

Results of operations of properties acquired are included in the combined statements of income from the date of acquisition. Effective January 1, 2009, the date we adopted ASC 805, we were required to expense all acquisition related costs as incurred. Prior to this date, directly related acquisition costs were treated as part of consideration paid and were capitalized. No properties were acquired during the periods presented, nor did we incur any acquisition related costs.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Should a tenant terminate its lease, any unamortized acquired in-place lease costs and acquired in-place lease assets and assumed above- and below-market leases associated with that tenant will be written off to amortization expense or rental revenue, as indicated above.

For properties which we construct, we capitalize the cost to acquire and develop the property. The costs to be capitalized include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs of personnel directly involved and other costs incurred during the period of development.

Construction in progress is stated at cost, which includes the cost of construction, other direct costs and overhead costs attributable to the construction. Interest is capitalized if deemed material. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress, which is included in Building and Improvements, was $7,713 and $2,973 as of December 31, 2011 and 2010, respectively.

We cease capitalization on the portions of a construction property substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

As a part of and concurrently with the IPO and the formation transactions, we will distribute our interest in certain residential buildings and land located in Stamford, Connecticut, which is zoned for residential use and held for future development. These interests have a historical cost of $15,500 and such residential buildings and land will be distributed to certain of the owners of the predecessor and therefore will not be acquired by us.

A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense is no longer recorded and the historic results are reclassified as discontinued operations.

Investments in Non-Controlled Entities

We account for our investments under the equity method of accounting where we do not have control but have the ability to exercise significant influence. Under this method, our investments are recorded at cost, and the investment accounts are adjusted for our share of the entities’ income or loss and for distributions and contributions. Equity income (loss) from non-controlled entities is allocated based on the portion of the ownership interest that is controlled by the Sponsor in each entity. The agreements may designate different percentage allocations among investors for profits and losses; however, our recognition of the entity’s income or loss generally follows the entity’s distribution priorities, which may change upon the achievement of certain investment return thresholds.

To the extent that we contributed assets to an entity, our investment in the entity is recorded at cost basis in the assets that were contributed to the entity. Upon contributing assets to an entity, we make a judgment as to whether the economic substance of the transaction is a sale. If so, gain or loss is recognized on the portion of the asset to which the other partners in the entity obtain an interest.

To the extent that the carrying amount of these investments on our combined balance sheets is different than the basis reflected at the entity level, the basis difference would be amortized over the life of the related asset and included in our share of equity in net income of the entity.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

On a periodic basis, we assess whether there are any indicators that the carrying value of our investments in entities may be impaired on an other than temporary basis. An investment is impaired only if management’s estimate of the fair value of the investment is less than the carrying value of the investment on an other than temporary basis. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the fair value of the investment. None of our investments in non-controlled entities are other than temporarily impaired.

We recognize incentive income in the form of overage fees from certain uncombined entities (which include non-controlled and other properties not included in the predecessor) as income to the extent it has been earned and not subject to a clawback feature.

If our share of distributions and net losses exceeds our investments for certain of the equity method investments and if we remain liable for future obligations of the entity or may otherwise be committed to provide future additional financial support, the investment balances would be presented in the accompanying combined balance sheets as liabilities. The effects of material intercompany transactions with these equity method investments are eliminated. None of the entity debt is recourse to us.

Impairment of Long-Lived Assets

Long-lived assets, such as commercial real estate properties and purchased intangible assets subject to amortization, are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On a periodic basis, we assess whether there are any indicators that the value of our real estate properties may be impaired or that its carrying value may not be recoverable. If circumstances require that a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. We do not believe that the value of any of our properties and intangible assets were impaired during the years ended December 31, 2011, 2010 and 2009.

Income Taxes

We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2012. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. To maintain our qualification as a REIT, we are required under the Internal Revenue Code of 1986, as amended, or the Code to distribute at least 90% of our REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to our stockholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on our undistributed taxable income.

During the periods presented, the entities included in the combined financial statements are treated as partnerships or S corporations for U.S. federal and state income tax purposes and, accordingly, are not subject to entity-level tax. Rather, each entity’s taxable income or loss is allocated to its owners. Therefore, no provision or liability for U.S. federal or state income taxes has been included in the accompanying combined financial statements.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Two of the limited liability companies in the combined group have non-real estate income that is subject to New York City unincorporated business tax (“NYCUBT”). In 2011, one of these entities generated a loss for NYCUBT purposes while the other entity generated income. In 2009 and 2010, both entities generated losses for NYCUBT purposes. It is estimated that it is more likely than not that those losses will not provide future benefit.

No provision or liability for U.S. federal, state, or local income taxes has been included in these combined financial statements as current year taxable income as referred to above is fully offset by a NYCUBT net operating loss carry forward from previous years.

We account for uncertain tax positions in accordance with ASC 740, “Income Taxes.” ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures. As of December 31, 2011 and 2010, we do not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of the income tax provision. As of December 31, 2011, the tax years ended December 31, 2008 through December 31, 2011 remain open for an audit by the Internal Revenue Service. We have not received a notice of audit from the Internal Revenue Service for any of the open tax years.

As of December 31, 2011, the NYCUBT net operating loss carryforward was $15,290, expiring in the years 2022 to 2031. The carryforwards gave rise to a deferred tax asset of $612 and $872 at December 31, 2011 and 2010, respectively. The deferred tax asset was fully reserved by a valuation allowance at December 31, 2011. The valuation allowance decreased by $261 in 2011 and increased by $158 in 2010.

Segment Reporting

Management has determined that it operates in two reportable segments: a real estate segment and a construction contracting segment. Our real estate segment includes all activities related to the ownership, management, operation, acquisition, repositioning and disposition of our real estate assets, including properties which are accounted for by the equity method. Our construction segment includes all activities related to providing construction services to tenants and to other entities within and outside our company. These two lines of businesses are managed separately because each business requires different support infrastructures, provides different services and has dissimilar economic characteristics such as investments needed, stream of revenues and different marketing strategies. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Although our observatory operations are currently not presented as a segment in our predecessor’s historical financial statements since our predecessor has a non-controlling interest in such observatory operations, we anticipate that the operations of our observatory will encompass a reportable segment upon completion of this offering and the formation transactions. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term liquid investments with original maturities of three months or less when purchased. The majority of

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

our cash and cash equivalents are held at major commercial banks which may at times exceed the Federal Deposit Insurance Corporation limit. To date, we have not experienced any losses on our invested cash.

Restricted Cash

Restricted cash consists of amounts held by lenders and/or escrow agents to provide for future real estate tax expenditures and insurance expenditures, tenant vacancy related costs, debt service obligations and amounts held for tenants in accordance with lease agreements such as security deposits, as well as amounts held by our third-party property managers.

Revenue Recognition

Rental Revenue
Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. We commence rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations. We account for all of our leases as operating leases. Deferred rent receivables, including free rental periods and leasing arrangements allowing for increased base rent payments are accounted for in a manner that provides an even amount of fixed lease revenues over the respective non-cancelable lease terms. Differences between rental income recognized and amounts due under the respective lease agreements are recognized as an increase or decrease to deferred rents receivable.

The timing of rental revenue recognition is impacted by the ownership of tenant improvements and allowances. When we are the owner of the tenant improvements, revenue recognition commences after both the improvements are completed and the tenant takes possession or control of the space. In contrast, if we determine that the tenant allowances we are funding are lease incentives, then we commence revenue recognition when possession or control of the space is turned over to the tenant. Tenant improvement ownership is determined based on various factors including, but not limited to, whether the lease stipulates how and on what a tenant improvement allowance may be spent, whether the tenant or landlord retains legal title to the improvements at the end of the lease term, whether the tenant improvements are unique to the tenant or general-purpose in nature, and whether the tenant improvements are expected to have any residual value at the end of the lease.

In addition to base rent, our tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters’ wage rate in effect during a base year or increases in the Consumer Price Index over the index value in effect during a base year.

We will recognize rental revenue of acquired in-place above- and below-market leases at their fair values over the terms of the respective leases, including, for below-market leases, fixed option renewal periods, if any.

Lease cancellation fees are recognized when the fees are determinable, tenant vacancy has occurred, collectability is reasonably assured, we have no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. Total lease cancellation fees for the years ended December 31, 2011, 2010 and 2009 were $684, $11,869 and $4,037, respectively. Such fees are included in other income and fees in our combined statements of income.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Gains on Sale of Real Estate

We record a gain on sale of real estate when title is conveyed to the buyer and we have no substantial economic involvement with the property. If the sales criteria for the full accrual method are not met, we defer some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, profit sharing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Gains from sales of depreciated properties are included in discontinued operations and the net proceeds from the sale of these properties are classified in the investing activities section of the combined statements of cash flows. During the periods presented, we did not sell any properties.

Third-Party Management, Leasing and Other Fees

We earn revenue arising from contractual agreements with affiliated entities of the Sponsors that are not presented as controlled entities. This revenue is recognized as the related services are performed under the respective agreements in place.

Construction Revenue

Revenues from construction contracts are recognized under the percentage-of completion method. Under this method, progress towards completion is recognized according to the ratio of incurred costs to estimated total costs. This method is used because management considers the “cost-to-cost” method the most appropriate in the circumstances.

Contract costs include all direct material, direct labor and other direct costs and an allocation of certain overhead related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Allowance for Doubtful Accounts

We maintain an allowance against tenant and other receivables and deferred rents receivables for future potential tenant credit losses. The credit assessment is based on the estimated accrued rental revenue that is recoverable over the term of the respective lease. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations. If our estimate of collectability differs from the cash received, then the timing and amount of our reported revenue could be impacted. Bad debt expense is included in operating expenses on our combined statements of income and is an offset to allowance for doubtful accounts on our combined balance sheets, of $1,226, $2,410 and $1,705 for the years ended December 31, 2011, 2010, and 2009, respectively.

Discontinued Operations

We reclassify material operations related to properties sold during the period or held for sale at the end of the period to discontinued operations for all periods presented. There were no discontinued operations in the periods presented.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew leases, are amortized on a straight-line basis over the related lease term and the expense is included in depreciation and amortization in our combined statements of income. Upon the early termination of a lease, unamortized deferred leasing costs are charged to expense.

Deferred Financing Costs

Fees and costs incurred to obtain long-term financing have been deferred and are being amortized as a component of interest expense in our combined statements of income over the life of the respective mortgage on the straight-line method which approximates the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking debt, which do not close, are expensed in the period in which it is determined that the financing will not close.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. The expense for the years ended December 31, 2011, 2010 and 2009 was $1,553, $1,841 and $2,071, respectively, and is included within operating expenses in our combined statements of income.

Fair Value

Fair value is a market-based measurement, not an entity-specific measurement, and is determined based on the assumptions that market participants use in pricing the asset or liability. Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). We follow the FASB guidance that defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1:	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2:	inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs are unobservable inputs for the asset or liability, which are typically based upon an entity’s own assumptions, as there is little if any, related market activity.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Changes in assumptions or estimation methodologies can have a material effect on these estimated values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

As of December 31, 2011, 2010, and 2009, we did not have any assets or liabilities subject to Level 1, 2, or 3 fair value measurements.

Offering Costs

We have incurred external offering costs of approximately $13,274 and $3,890 for the years ended December 31, 2011 and 2010, respectively which are included in deferred costs, net in our combined balance sheets, of which approximately $4,056 remains accrued and unpaid as of December 31, 2011. Such costs are comprised of accounting fees, legal fees and other professional fees. We have deferred such costs which will be recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. Additional offering costs for work done by employees of our supervisor for the years ended December 31, 2011, 2010, and 2009 were incurred and advanced by our supervisor and have been reimbursed to the supervisor by the existing entities. These costs have been included as a component of marketing, general and administrative expenses. Additionally, the non-controlled entities have incurred external offering costs of approximately $9,008 and $1,756 for the years ended December 31, 2011 and 2010, respectively, that are not included in our predecessor’s historical financial statements. Further, additional offering costs for work done by employees of the supervisor of $1,210, $172, and $0 for the years ended December 31, 2011, 2010, and 2009, respectively, were incurred and advanced by our supervisor and have been reimbursed to our supervisor by the non-controlled entities.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and requires disclosure of details of significant asset or liability transfers in and out of Level 1 and Level 2 measurements within the fair value hierarchy and inclusion of gross purchases, sales, issuances, and settlements in the rollforward of assets and liabilities valued using Level 3 inputs within the fair value hierarchy. The guidance also clarifies and expands existing disclosure requirements related to the disaggregation of fair value disclosures and inputs used in arriving at fair values for assets and liabilities using Level 2 and Level 3 inputs within the fair value hierarchy. These disclosure requirements were effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of this guidance on January 1, 2010, excluding the Level 3 rollforward, did not result in any additional disclosures in our combined financial statements. The gross presentation of the Level 3 rollforward is required for interim and annual reporting periods beginning after December 15, 2010. The adoption of the remainder of this guidance did not have a material impact on our combined financial statements. We did not have any financial instruments that would be materially impacted by this standard as of December 31, 2011.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU clarifies for which periods supplemental disclosure of pro forma revenue and net income is required when a business combination occurs in

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

the current period. The guidance clarifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In our case, the guidance is in effect for the 2011 annual reporting period. The adoption of this guidance did not have a material impact on our combined financial statements.

In September 2011, the FASB issued a new Accounting Standards Update (ASU) to enhance the disclosure requirements about an employer’s participation in a multiemployer pension plan. Employers that participate in a multiemployer pension plan will be required to provide a narrative description of the general nature of the plans and the employer’s participation in the plans that would indicate how the risks of these plans are different from single-employer plans and a disclosure of the minimum contributions required by the agreement. For each multiemployer pension plan that is individually significant, employers are required to provide additional disclosures including disaggregation of information. The guidance is effective for annual periods for fiscal years ending after December 15, 2011. See note 9 for additional disclosures required by this guidance.

New Accounting Pronouncements Not Yet Adopted

In May 2011 the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”). ASU 2011-04 represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurements. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments in this ASU are required to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-04 will have a significant impact on our combined financial statements.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Presentation of Comprehensive Income. The update provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of the comprehensive income are presented. The amendments in this update are to be applied retrospectively and are effective for fiscal years beginning after December 15, 2011, except for the amendment to the presentation of reclassifications of items out of accumulated other comprehensive income which the FASB issued a deferral of the effective date on November 8, 2011. We are currently evaluating the impact of adopting this new accounting standards update on our combined financial statements.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

3. Deferred Costs, Net

Deferred costs, net consisted of the following at December 31, 2011 and 2010:

	2011	2010
Leasing costs	$69,995	$49,652
Finance costs	19,503	15,453
Offering costs	17,164	3,890

Total	106,662	68,995
Less: Accumulated amortization	30,964	25,979

	$75,698	$43,016

Amortization expense related to deferred leasing costs was $6,357, $7,071 and $5,811 and deferred financing costs was $3,247, $1,983 and $1,533, for the years ended December 31, 2011, 2010 and 2009, respectively. Non-cash additions to leasing costs were approximately $6,899 for the year ended December 31, 2011.

4. Investments in Non-controlled Entities

The investments in non-controlled entities consisted of the following at December 31, 2011 and 2010:

Entity	Property	Nominal % Ownership
Empire State Building Company, L.L.C.	350 Fifth Ave, New York, NY	23.750%
1333 Broadway Associates, L.L.C.	1333 Broadway, New York, NY	50.000%
1350 Broadway Associates, L.L.C.	1350 Broadway, New York, NY	50.000%
501 Seventh Avenue Associates, L.L.C.	501 Seventh Ave, New York, NY	20.469%

Empire State Building Company, L.L.C. is the operating lessee of the property at 350 Fifth Avenue. The land and fee owner, Empire State Building Associates L.L.C., is a predecessor controlled entity whose operations are included in our combined financial statements. For the Observatory operations, revenues consist of admission fees to visit the observatory. Revenues from the sale of Observatory tickets are recognized upon admission. Revenues from photography, gifts and other products and services are recognized at the time of sale.

1333 Broadway Associates, L.L.C. owns the fee and leasehold positions at the same address.

1350 Broadway Associates, L.L.C. is the operating lessee of the property at the same address.

501 Seventh Avenue Associates L.L.C. is the operating lessee of the property at the same address. The fee owner, Seventh Avenue Building Associates L.L.C., is a predecessor controlled entity whose operations are included in our combined financial statements.

Our share of income from these entities may exceed nominal ownership percentages based on the achievement of certain income thresholds as set forth in the relevant partnership agreements.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

The following table reflects the activity in our investments in non-controlled entities for the years ended December 31, 2011 and 2010:

	2011	2010
Balance at beginning of year	$81,744	$69,887
Equity in Net income	3,893	15,324
Distributions	(13,011)	(3,467)

Balance at end of year	$72,626	$81,744

The following reflects combined summarized financial information of the non-controlled entities:

	December 31, 2011
Balance Sheets	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Real estate and development in process, net	$182,490	$35,772	$37,116	$17,131	$272,509
Other assets	130,859	41,855	20,309	17,631	210,654

Total assets	$313,349	$77,627	$57,425	$34,762	$483,163

Mortgage and notes payable	$—	$71,200	$44,427	$—	$115,627
Other liabilities	62,992	2,251	3,720	5,405	74,368

Total liabilities	62,992	$73,451	$48,147	$5,405	$189,995

Members’/partners’ equity	252,164	4,176	9,278	29,357	294,975
Non-controlling interest	(1,807)	—	—	—	(1,807)

Total equity	250,357	4,176	9,278	29,357	293,168

Total liabilities and members’/partners’ equity	$313,349	$77,627	$57,425	$34,762	$483,163

Our share of equity—carrying value of our investments in non-controlled entities	$59,890	$2,088	$4,639	$6,009	$72,626

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

	December 31, 2010
Balance Sheets	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Real estate and development in process, net	$194,747	$31,277	$33,698	$17,609	$277,331
Other assets	126,797	47,942	20,618	15,240	210,597

Total assets	$321,544	$79,219	$54,316	$32,849	$487,928

Mortgage and notes payable	$—	$71,200	$40,427	$—	$111,627
Other liabilities	42,466	2,047	3,331	3,173	51,017

Total liabilities	42,466	73,247	43,758	3,173	162,644

Members’/partners’ equity	282,085	5,972	10,558	29,676	328,291
Non-controlling interest	(3,007)	—	—	—	(3,007)

Total equity	279,078	5,972	10,558	29,676	325,284

Total liabilities and members’/partners’ equity	$321,544	$79,219	$54,316	$32,849	$487,928

Our share of equity—carrying value of our investments in non-controlled entities	$67,469	$2,497	$5,881	$5,897	$81,744

	December 31, 2011
Statements of Income	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Rental real estate revenue	$118,720	$14,670	$19,179	$17,713	$70,282
Observatory revenue	80,562	—	—	—	80,562

Total revenue	199,282	14,670	19,179	17,713	250,844

Expenses:
Operating expenses—rental	151,161	7,072	10,328	14,714	183,275
Operating expenses—observatory	20,009	—	—	—	20,009
Interest	—	4,741	2,701	—	7,442
Depreciation and amortization	15,833	3,053	3,117	1,870	23,873

Total expenses	187,003	14,866	16,146	16,584	234,599

Net Income (loss)	$12,279	$(196)	$3,033	$1,129	$16,245

Our share of equity in net income of non-controlled entities	$2,158	$391	$935	$409	$3,893

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

	December 31, 2010
Statements of Income	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Real estate revenue	$114,520	$15,249	$18,347	$17,482	$165,598
Observatory revenue	78,880	—	—	—	78,880

Total revenue	193,400	15,249	18,347	17,482	244,478

Expenses:
Operating expenses—rental	111,153	7,172	8,927	13,072	140,324
Operating expenses—observatory	18,249	—	—	—	18,249
Interest	—	4,483	2,691	—	7,174
Depreciation and amortization	11,693	2,840	2,695	2,614	19,842

Total expenses	141,095	14,495	14,313	15,686	185,589

Net Income	$52,305	$754	$4,034	$1,796	$58,889

Our share of equity in net income of non-controlled entities	$12,423	$587	$2,017	$297	$15,324

	December 31, 2009
Statements of Income	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Real estate revenue	$112,700	$10,741	$17,296	$17,493	$158,230

Observatory revenue	71,647	—	—	—	71,647

Total Revenue	184,347	10,741	17,296	17,493	229,877

Expenses:
Operating expenses—rental	116,693	7,383	9,214	13,069	146,359
Operating expenses—observatory	18,306	—	—	—	18,306
Interest	—	3,645	2,415	—	6,060

Depreciation and amortization	9,044	2,015	2,559	1,092	14,710

Total expenses	144,043	13,043	14,188	14,161	185,435

Net Income (loss)	$40,304	$(2,302)	$3,108	$3,332	$44,442

Our share of equity in net income (loss) of non-controlled entities	$9,572	$1,208)	$1,724	$712	$10,800

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

5. Debt

Mortgage Notes Payable

Mortgage notes payable are collateralized by the following respective real estate properties and assignment of operating leases at December 31:

	Principal Balance as of December 31
	2011	2010	Stated Rate	Effective Rate(1)	Maturity Date(2)
Mortgage debt collateralized by:
Fixed rate debt
The Empire State Building
(first lien mortgage loan)(3)	$—	$60,500	6.50%	7.31%	5/1/2012
(second lien mortgage loan)(3)	—	31,500	6.50%	7.31%	5/1/2012
250 West 57th Street (first lien mortgage loan)	27,220	27,958	5.33%	5.45%	1/5/2015
(second lien mortgage loan)	11,780	12,022	6.13%	5.46%	1/5/2015
First Stamford Place	250,000	250,000	5.65%	5.87%	7/5/2017
69-97 Main Street	9,364	9,516	5.64%	5.94%	5/1/2013
501 Seventh Avenue
(first lien mortgage loan)	1,110	1,142	5.75%	6.41%	8/1/2013
(second lien mortgage loan)(4)	40,963	42,163	5.75%	6.41%	8/1/2013
			6.04%	6.70%
1359 Broadway
(first lien mortgage loan)	10,244	10,551	5.75%	6.19%	8/1/2014
(second lien mortgage loan)(5)	37,521	38,470	5.75%	6.19%	8/1/2014
			5.87%	6.31%
			6.40%	6.85%
One Grand Central Place	91,479	93,720	5.34%	6.00%	11/5/2014
			7.00%	6.03%
500 Mamaroneck Avenue	33,915	34,540	5.41%	6.59%	1/1/2015
Metro Center
(Note 1)(6)	61,358	62,700	5.80%	5.91%	1/1/2016
(Note 2)(6)	38,719	39,255	6.02%	6.13%	1/1/2016
10 Union Square	21,574	21,850	6.00%	6.42%	5/1/2017
10 Bank Street	34,499	35,005	5.72%	5.90%	6/1/2017
1542 Third Avenue	19,706	20,025	5.90%	6.25%	6/1/2017
1010 Third Avenue and 77 West 55th Street	29,018	29,441	5.69%	6.05%	7/5/2017
383 Main Avenue	31,417	31,883	5.59%	5.72%	7/5/2017

Total fixed rate debt	$749,887	$852,241

Floating rate debt
The Empire State Building (secured term loan)	$159,000	$—	(7)	(7)	7/26/2014
501 Seventh Avenue (third lien mortgage loan)	6,540	—	(8)	(8)	8/1/2013
250 West 57th Street (third lien mortgage loan)	5,935	935	(9)	(9)	1/5/2015

Total floating rate debt	$171,475	$935

Total Mortgage Notes Payable	$921,362	$853,176

(1)	The effective rate is the yield as of the issuance date, including the effects of debt issuance costs. There are no discounts or premiums on the notes.
(2)	Pre-payment is generally allowed for each loan upon payment of a customary pre-payment penalty.
(3)	This debt was refinanced in July 2011.
(4)	Represents the two tranches of the second lien mortgage loan.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

(5)	Represents three tranches of the second lien mortgage loan.
(6)	Notes 1 and 2 are pari passu.
(7)	Floating at 30 day LIBOR + 2.5%. Loan is secured by the Empire State Building.
(8)	Floating at 30 day LIBOR + 2.0%.
(9)	Prior to January 10, 2012, interest is paid based on a floating rate that is the greater of (i) 6.50% and (ii) prime plus 1%. Effective January 10, 2012, interest is paid based on a floating rate that is greater of (i) 4.25% and (ii) prime plus 1%. Prior to January 5, 2015, we have the option to fix the interest rate on all or any portion of the principal then outstanding, up to three times and in minimum increments of $5,000 to an annual rate equal to either (i) the greater of (a) 4.75% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of two days prior to the effective date of the fixing of the interest rate, and (ii) the greater of (a) 5.00% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of 30 days prior to the effective date of the fixing of the interest rate. If option (i) is selected, we will be subject to the payment of pre-payment fees, and if option (ii) is selected, we may prepay the loan without any pre-payment fees.

The carrying amount of the properties collateralizing the mortgage notes payable amounted to $603,751 and $561,943 at December 31, 2011 and 2010, respectively.

Contractual Principal Payments

Contractual aggregate required principal payments on mortgage notes payable at December 31, 2011 are as follows:

2012	$11,936
2013	69,719
2014	300,442
2015	81,874
2016	97,917
Thereafter	359,474

Total principal maturities	$921,362

The mortgage note payable balance of $921,362 does not include the accrued interest of $2,834, at December 31, 2011.

Unsecured Loan and Notes Payable

We hold an unsecured loan payable to Peter L. Malkin, one of the Sponsors, with a balance of $14,743 and $14,771 as of December 31, 2011 and 2010, respectively. The loan balances include accrued interest of $55 and $84, respectively. The loan is payable on demand with interest compounded monthly at the short term Applicable Federal Rate. On November 15, 2011, the loan was transferred to trusts for the benefit of Peter L. Malkin, and the loan was converted to a note. This note bears interest at a rate of 1.2% compounded annually and is due on January 14, 2020. This liability will be distributed to certain owners of the predecessor and will not be assumed by us.

On December 20, 2010, one of the combined entities (500 Mamaroneck, L.P.) entered into a promissory note agreement with the Sponsors (“2010 Promissory Note”), whereby the latter would lend up to $3,600 to the entity primarily for tenant improvements. As of December 31, 2010, $1,200 was borrowed under the agreement. An additional $1,200 was borrowed in January 2011 and $800 was borrowed in March 2011. Loans made

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

pursuant to the 2010 Promissory Note were payable on demand and earned interest at the rate of 10% per annum, payable at the time of principal repayments. The $3,200 borrowed under the 2010 Promissory Note, together with applicable interest, was repaid in full on April 21, 2011.

On April 21, 2011, 500 Mamaroneck, L.P. entered into a second promissory note agreement with the Sponsors, as agents for certain investors in 500 Mamaroneck, L.P. (“2011 Promissory Note”), under which the investors loaned $3,600 (including $1,174 from the Sponsors) to 500 Mamaroneck, L.P. From the proceeds of this loan, $3,200 was used to repay the principal of the 2010 Promissory Note. Loans made pursuant to the 2011 Promissory Note earn interest at the rate of 10% per annum, payable quarterly, beginning July 1, 2011. The loans will mature on the earliest of (i) January 1, 2015, (ii) sale or transfer of title to the property, or (iii) satisfaction of the existing first mortgage loan on the property. Loans made under the 2011 Promissory Note may be repaid without penalty at any time in part or in full, along with all accrued interest.

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31:

	2011	2010
Accounts payable and accrued liabilities	$20,180	$16,084
Improvements payable	3,932	2,983
Other	1,195	691

Accounts payable and accrued expenses	$25,307	$19,758

7. Fair Value of Financial Instruments

Our estimates of the fair value of financial instruments at December 31, 2011 and 2010 were determined by management using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The following table presents the aggregate carrying value of our debt and the corresponding estimates of fair value as of December 31, 2011 and 2010:

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage notes payable	$921,362	$947,395	$853,176	$877,005
Unsecured loans and notes payable—related parties	18,343	18,343	15,887	15,887

Fair value of financial instruments	$939,705	$965,738	$869,063	$892,892

The fair value of our mortgage notes payable is based on a discounted cash flow models using currently available market rates assuming the loans are outstanding through maturity and considering the loan to value ratios. The unsecured loans and notes payable are carried at amounts which reasonably approximate their fair value at inception.

Cash and cash equivalents, restricted cash, tenant and other receivables, accrued interest payable, due from affiliated companies, due to affiliate companies, deferred revenue, tenant security deposits and accounts payable approximate their fair values because of the short-term nature of these instruments.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

8. Rental Income

We lease various office spaces to tenants over terms ranging from one to 19 years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the consumer price index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in our combined statements of income as tenant expense reimbursement.

At December 31, 2011, we were entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2030.

2012	$162,328
2013	144,112
2014	127,744
2015	112,276
2016	102,913
Thereafter	746,390

$1,395,763

Future minimum rent as reflected above includes approximately $13,002 in 2012, $11,264 in 2013, $7,868 in 2014, $6,255 in each of the years 2015 and 2016 and $359,811 thereafter from Empire State Building Company L.L.C. (lease term as extended expires on January 4, 2076) and 501 Seventh Avenue Associates L.L.C. (lease term as extended expires on March 31, 2050), who are lessees of two fee lessor positions included in the combined financial statements. The lessees are non-controlled entities and are included in the combined financial statements under the equity method. Upon acquisition by our company, the foregoing rental income will be eliminated in consolidation. For purposes of computing future minimum rent from Empire State Building Company, L.L.C. and 501 Seventh Avenue Associates L.L.C., it was assumed that mortgages maturing during this period will not be refinanced.

The above future minimum lease payments exclude tenant recoveries, amortization of deferred rent receivables and the net accretion of above-below-market lease intangibles. Some leases are subject to termination options generally upon payment of a termination fee. The preceding table is prepared assuming such options are not exercised.

9. Commitments and Contingencies

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on our combined financial position, results of operations or liquidity.

Litigation

Except as described below, we are not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against us or our properties, other than routine litigation arising in the ordinary course of business such as disputes with tenants. We believe that the costs and related liabilities, if any, which may result from such actions, will not materially affect our combined financial position, operating results or liquidity.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Five putative class actions have been brought by investors in certain of the existing entities (which were filed on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012) (the “Class Actions”). As currently pending in New York State Supreme Court, New York County, each Class Action challenges the proposed consolidation and the IPO. The plaintiffs assert claims against the predecessor’s management companies, Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, Empire State Realty OP, L.P., and Empire State Realty Trust, Inc. for breach of fiduciary duty, unjust enrichment and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the investors in the existing entities, provides excessive benefits to the supervisor and its affiliates and the prospectus/consent solicitation statement which is part of the registration statement on Form S-4 relating to the consolidation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, we may incur costs associated with defending or settling such litigation or paying any judgment if we lose. In addition, we may be required to pay damage awards or settlements. At this time, we cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on our financial statements. We believe the Class Actions are baseless and intend to defend them vigorously.

There is a risk that other third parties will assert claims against us or our supervisor, including, without limitation, that our supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against us.

Unfunded Capital Expenditures

At December 31, 2011, we estimate that we will incur $82,562 of capital expenditures (including tenant improvements and leasing commissions) on our wholly-owned properties pursuant to existing lease agreements. We expect to fund these capital expenditures with operating cash flow, additional property level mortgage financings and cash on hand. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs. We expect that these financing requirements will be met in a similar fashion.

Concentration of Credit Risk

Financial instruments that subject us to credit risk consist primarily of cash, restricted cash, due from affiliated companies, tenant and other receivables and deferred rent receivable.

Included in cash and cash equivalents and restricted cash at December 31, 2011 and 2010 were $103,867 and $83,712 of bank balances in excess of amounts insured by the Federal Deposit Insurance Corporation that were held on deposit at one major New York money center bank. In addition, $67,184 and $58,094 at December 31, 2011 and 2010, respectively, consisted of money market mutual funds sponsored by that institution. The underlying investments of those funds are divided between short-term United States Treasury securities and a diversified portfolio of other short-term obligations.

Real Estate Investments

Our properties are located in Manhattan, New York; Fairfield County, Connecticut; and Westchester County, New York. The latter locations are suburbs of the city of New York. The ability of the tenants to honor

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

the terms of their respective leases is dependent upon the economic, regulatory and social factors affecting the markets in which the tenants operate. We perform ongoing credit evaluations of our tenants for potential credit losses.

Tenant Credit Evaluations

Our investments in real estate properties are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in general economic conditions, trends in the real estate industry, creditworthiness of tenants, competition of tenants and customers, changes in tax laws, interest rate levels, the availability and cost of financing, and potential liability under environmental and other laws.

Our management performs ongoing credit evaluations of tenants and may require tenants to provide some form of credit support such as corporate guarantees and/or other financial guarantees. Although the tenants operate in a variety of industries, to the extent we have a significant concentration of rental revenue from any single tenant, the inability of that tenant to make its lease payments could have an adverse effect on our company.

Major Customers and Other Concentrations

Excluding the revenues we recognized under operating leases with non-controlled entities, for the year ended December 31, 2011, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 4.23%, 3.31%, 3.24% (total of 10.78%) of 2011 revenues. For the year ended December 31, 2010, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 5.03%, 3.95% and 3.45% (total of 12.43%) of 2010 revenues. For the year ended December 31, 2009, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 4.99%, 3.91%, and 2.27% (total of 11.17%) of 2009 revenues.

For the years ended December 31, 2011, four properties accounted for more than 10% of total revenues in the aggregate, and in for both the years ended December 31, 2010 and 2009, three properties accounted for more than 10% of total revenues in the aggregate. For 2011, One Grand Central Place represented approximately 23.55% of total revenues, Empire State Building Associates represented approximately 18.76%, First Stamford Place represented approximately 14.17%, and 250 West 57th Street represented approximately 10.14%. For 2010, One Grand Central Place represented approximately 26.53% of total revenues, First Stamford Place represented approximately 17.00%, and 250 West 57th Street represented approximately 10.01%. For 2009, One Grand Central Place represented approximately 24.48% of total revenues, First Stamford Place represented approximately 16.23%, and 250 West 57th Street represented approximately 12.55%.

Unionized Work Force

Each property’s maintenance and cleaning staffs are employed under the terms of collective bargaining agreements and have union representation. As of December 31, 2011, all union contracts are current with the exception of Local 30 for building engineers, which have expired. Employees in Local 30 continue to work under the terms of the prior agreements on a temporary basis. It is anticipated that the final contracts will contain provisions for salary adjustments to be made retroactive to the expiration date of the prior contracts.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Asset Retirement Obligations

We are required to accrue costs that we are legally obligated to incur on retirement of our properties which result from acquisition, construction, development and/or normal operation of such properties. Retirement includes sale, abandonment or disposal of a property. Under that standard, a conditional asset retirement obligation represents a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within a company’s control and a liability for a conditional asset retirement obligation must be recorded if the fair value of the obligation can be reasonably estimated. Environmental site assessments and investigations have identified asbestos or asbestos-containing building materials in certain of our properties. As of December 31, 2011, management has no plans to remove or alter these properties in a manner that would trigger federal and other applicable regulations for asbestos removal, and accordingly, the obligations to remove the asbestos or asbestos-containing building materials from these properties have indeterminable settlement dates. As such, we are unable to reasonably estimate the fair value of the associated conditional asset retirement obligation. However ongoing asbestos abatement, maintenance programs and other required documentation are carried out as required and related costs are expensed as incurred.

Other Environmental Matters

Certain of our properties have been inspected for soil contamination due to pollutants, which may have occurred prior to our ownership of these properties or subsequently in connection with its development and/or its use. Required remediation to such properties has been completed and as of December 31, 2011, management believes that there are no obligations related to environmental remediation other than maintaining the affected sites in conformity with the relevant authority’s mandates and filing the required documents. All such maintenance costs are expensed as incurred.

We expect that resolution of the environmental matters relating to the above will not have a material impact on our business, assets, combined financial condition, results of operations or liquidity. However, we cannot be certain that we have identified all environmental liabilities at our properties, that all necessary remediation actions have been or will be undertaken at our properties or that we will be indemnified, in full or at all, in the event that such environmental liabilities arise.

Insurance Coverage

We carry insurance coverage on our properties of types and in amounts with deductibles that we believe are in line with coverage customarily obtained by owners of similar properties.

Multiemployer Pension and Defined Contribution Plans

We contribute to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

•	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•

If we choose to stop participating in some of our multiemployer plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

We participate in various unions. The union which has significant employees and costs is as follows:

32BJ

The building employees are covered by multi-employer defined benefit pension plans and post-retirement health and welfare plans. We participate in the Building Service 32BJ, or Union, Pension Plan and Health Plan. The Pension Plan is a multi-employer, non-contributory defined benefit pension plan that was established under the terms of collective bargaining agreements between the Service Employees International Union, Local 32BJ, the Realty Advisory Board on Labor Relations, Inc. and certain other employees. This Pension Plan is administered by a joint board of trustees consisting of union trustees and employer trustees and operates under employer identification number 13-1879376. The Pension Plan year runs from July 1 to June 30. Employers contribute to the Pension Plan at a fixed rate on behalf of each covered employee. Separate actuarial information regarding such pension plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit. However, on September 28, 2010 and September 28, 2011, the actuary certified that for the plan years beginning July 1, 2010 and July 1, 2011, respectively, the Pension Plan was in critical status under the Pension Protection Act of 2006. The Pension Plan trustees adopted a rehabilitation plan consistent with this requirement. No surcharges have been paid to the Pension Plan as of December 31, 2011. For the years ended December 31, 2011, 2010 and 2009, the Pension Plan received contributions from employers totaling $201,266, $193,250 and $177,669, respectively.

The Health Plan was established under the terms of collective bargaining agreements between the Union, the Realty Advisory Board on Labor Relations, Inc. and certain other employers. The Health Plan provides health and other benefits to eligible participants employed in the building service industry who are covered under collective bargaining agreements, or other written agreements, with the Union. The Health Plan is administered by a Board of Trustees with equal representation by the employers and the Union and operates under employer identification number 13-2928869. The Health Plan receives contributions in accordance with collective bargaining agreements or participation agreements. Generally, these agreements provide that the employers contribute to the Health Plan at a fixed rate on behalf of each covered employee. Pursuant to the contribution diversion provision in the collective bargaining agreements, the collective bargaining parties agreed, beginning January 1, 2009, to divert to the Pension Plan $1,950 of employer contributions per quarter that would have been due to the Health Plan. Effective October 1, 2010, the diversion of contributions was discontinued. For the years ended December 31, 2011, 2010 and 2009, the Health Plan received contributions from employers totaling $843,205, $770,837 and $705,504, respectively.

Terms of Collective Bargaining Agreements

The most recent collective bargaining agreement for Local 32BJ commenced from January 1, 2012 through December 31, 2015 (prior agreement was from January 1, 2008 through December 31, 2011).

Contributions

Contributions we made to the multi-employer plans for the years ended December 31, 2011, 2010 and 2009 are included in the table below:

Benefit Plan	2011	2010	2009
Pension Plans (pension and annuity) *	$750	$728	$624
Health Plans **	1,899	1,850	1,471
Other ***	165	72	84

Total plan contributions	$2,814	$2,650	$2,179

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

*	Pension plans include $354, $349 and $260 for the years ended 2011, 2010 and 2009, respectively, from multiemployer plans not discussed above.
**	Health plans include $474, $456 and $328 for the years ended 2011, 2010 and 2009, respectively, from multiemployer plans not discussed above.
***	Other includes $32, $31 and $13 for the years ended 2011, 2010 and 2009, respectively, in connection with One Grand Central Place for union costs which were not itemized between pension and health plans.

10. Related Party Transactions

Services are provided by us to affiliates of the Sponsors that are not part of the predecessor. These affiliates are related parties because beneficial interests in the predecessor and the affiliated entities are held, directly or indirectly, by the Sponsors, their affiliates and their family members.

During 2011, 2010 and 2009, we engaged in various transactions with affiliates of the Sponsors and their family members. These transactions are reflected in our combined statements of income as third-party management and other fees and the unpaid balances are reflected in the due from affiliated companies on the combined balance sheet.

Supervisory Fee Revenue

We earned supervisory fees from affiliated entities not included in the combined financial statements of $2,096, $1,512 and $1,743 during the years ended December 31, 2011, 2010 and 2009, respectively. These fees are included within Third-party management and other fees.

We earned supervisory fees from uncombined entities included in the combined financial statements on the equity method of $1,231 in 2011 and $413 in each of 2010 and 2009. These fees are included within Third-party management and other fees.

Property Management Fee Revenue

We earned property management fees from affiliated entities not included in the combined financial statements of $944, $1,055 and $1,443 during the years ended December 31, 2011, 2010 and 2009, respectively. These fees are included within Third-party management and other fees.

We earned property management fees from uncombined entities included in these combined financial statements on the equity method of $723, $178 and $376 during the years ended December 31, 2011, 2010 and 2009, respectively. These fees are included within Third-party management and other fees.

Lease Commissions

We earned leasing commissions from affiliated entities not included in the combined financial statements of $2, $2 and $79 during the years ended December 31, 2011, 2010 and 2009, respectively.

Profit Share

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from affiliated entities not included in the combined financial statements. Our profits interest totaled $809, $824 and $953 during the years ended December 31, 2011, 2010 and 2009, respectively. These fees are included within Other income and fees.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from uncombined entities included in these combined financial statements on the equity method. Our profits interest totaled $862, $491 and $595 during the years ended December 31, 2011, 2010 and 2009, respectively. These fees are included within Other income and fees.

Other Fees and Disbursements from Non-Controlled Affiliates

We earned other fees and disbursements from affiliated entities not included in the combined financial statements of $946, $561 and $146 during the years ended December 31, 2011, 2010 and 2009, respectively. These fees are included within Other income and fees.

We earned other fees and disbursements from unconsolidated subsidiaries included in these combined financial statements on the equity method of $1,234, $201 and $96 during the years ended December 31, 2011, 2010 and 2009, respectively. These fees are included within Other income and fees.

Included in these other fees are reimbursements from affiliates for offering costs related to the IPO of $1,210, $172 and $0 during the years ended December 31, 2011, 2010 and 2009, respectively, of which $936, $0 and $0 were included in Due from affiliated companies as of December 31, 2011, 2010 and 2009, respectively.

Family Office Services

Family office services mainly comprise accounting and bookkeeping services. During the years ended December 31, 2011 and 2010, we provided certain family office services to the Sponsors. The Sponsors reimbursed us for direct costs in the amount of $759 and $705, in 2011 and 2010, respectively. During the year ended December 31, 2009, we provided certain family office services to the Sponsors without charge. The identifiable direct costs of these services were $721, which were not reimbursed.

Aircraft Use

Malkin Properties CT, one of the companies that comprise the predecessor, owned interests in three aircraft for use by the predecessor’s management companies and the Sponsors. A significant portion of the aircraft use was for the “personal use” of Peter L. Malkin and Anthony E. Malkin. The costs of the aircraft, and attendant expenses, which were attributable to such “personal use,” were not deductible for income tax purposes. An amount, in accordance with a formula set forth in the Code, was added to the compensation of Peter L. Malkin and Anthony E. Malkin. “Personal use” expenses amounted to $214, $581 and $672 for the years ended December 31, 2011, 2010 and 2009, respectively. These expenses are included within marketing, general and administrative expenses.

In May 2011, Malkin Properties CT sold all of its interests in two of the aircraft for $238. All of the interests in the third aircraft were sold in May 2011 to Air Malkin LLC (a company owned by Peter L. Malkin) at their estimated fair value of $383. There was no material income or loss to us in connection with these transactions.

Receivable in Connection with Officer’s Life Insurance

Malkin Properties CT paid the premium on a split dollar life insurance policy with a face amount of $11,000 carried on the life of Anthony E. Malkin, President of Malkin Properties CT. The owner and beneficiary of the policy was a trust whose beneficiaries are members of the family of Mr. Malkin. The trust reimburses Malkin Properties CT a portion of the annual premium of this policy, at a rate determined to be solely the cost of the insurance protection.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

The trustee of the trust had assigned to Malkin Properties CT the right to receive an amount equal to the cumulative annual premiums it has paid on the policy since origination (i) from amounts payable to the trust on account of death of the insured or (ii) upon surrender of the policy by the trust. As of December 31, 2011 and 2010, the amounts due to Malkin Properties CT were $1,331 and $1,226, respectively. These amounts were included within Tenant and other receivables.

The insurance policy terminated on December 31, 2011 and was not renewed. Malkin Properties CT was reimbursed for the cumulative premiums paid on behalf of Anthony E. Malkin of $1,331 upon surrender of the policy in January 2012. The cash surrender value of the insurance policy was used to repay all of the monies due to Malkin Properties CT.

Other

Included in Tenant and other receivables are amounts due from partners and shareholders of $530 and $125 at December 31, 2011 and 2010, respectively.

The predecessor has released receivables of $8,962 owed from a non-controlled entity in exchange for building improvements and tenanting costs advanced on behalf of the predecessor by Empire State Building Company L.L.C. that have been capitalized in the predecessor’s financial statements.

11. Segment Reporting

Our reportable segments consist of a real estate segment and a construction contracting segment. Management internally evaluates the operating performance and financial results of our segments based on net operating income. We also have certain general and administrative level activities, including legal and accounting, that are not considered separate operating segments. Our reportable segments are on the same basis of accounting as described in footnote 2.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

The following table provides components of segment profit for each segment for the years ended December 31, 2011, 2010 and 2009, as reviewed by management:

2011	Real Estate	Construction Contracting	Totals
Revenues from external customers	$247,191	$47,560	$294,751
Intersegment revenues	73	6,476	6,549

Total revenues	247,264	54,036	301,300
All operating expenses, excluding noncash items	(85,833)	(52,122)	(137,955)
Interest expense	(54,746)	—	(54,746)
Depreciation and amortization expense	(35,481)	(32)	(35,513)
Equity in net income of non-controlled entities	3,893	—	3,893

Segment Profit	$75,097	$1,882	$76,979

Segment assets	$920,269	$15,728	$935,997

Investment in non-controlled entities	$72,626	$—	$72,626

Expenditures for segment assets	$60,582	$—	$60,582

2010	Real Estate	Construction Contracting	Totals
Revenues from external customers	$219,368	$27,139	$246,507
Intersegment revenues	72	11,843	11,915

Total revenues	219,440	38,982	258,422
All operating expenses, excluding noncash items	(87,651)	(38,297)	(125,948)
Interest expense	(52,264)	—	(52,264)
Depreciation and amortization expense	(34,008)	(33)	(34,041)
Equity in net income of non-controlled entities	15,324	—	15,324

Segment Profit	$60,841	$652	$61,493

Segment assets	$820,585	$9,221	$829,806

Investment in non-controlled entities	$81,744	$—	$81,744

Expenditures for segment assets	$35,262	$—	$35,262

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

2009	Real Estate	Construction Contracting	Totals
Revenues from external customers	$216,147	$15,997	$232,144
Intersegment revenues	168	3,758	3,926

Total revenues	216,315	19,755	236,070
All operating expenses, excluding noncash items	(87,358)	(20,940)	(108,298)
Interest expense	(50,738)	—	(50,738)
Depreciation and amortization expense	(29,285)	(42)	(29,327)
Equity in net income of non-controlled entities	10,800	—	10,800

Segment Profit	$59,734	$(1,227)	$58,507

Segment assets	$815,218	$5,493	$820,711

Investment in non-controlled entities	$69,887	$—	$69,887

Expenditures for segment assets	$39,520	$4	$39,524

The following table provides a reconciliation of segment data to the combined financial statements:

	2011	2010	2009
Revenue reconciliation
Total revenues for reportable segments	$301,300	$258,422	$236,070
Other revenues	37	38	171
Elimination for intersegment revenues	(6,549)	(11,915)	(3,926)

Total combined revenues	$294,788	$246,545	$232,315

Profit or loss
Total profit or loss for reportable segments	$76,979	$61,493	$58,507
Other profit or loss items	(15,541)	(13,214)	(15,361)
Elimination for intersegment profit or loss	(959)	(1,489)	(696)
Unallocated amounts:
Investment income	37	38	171
Aircraft expenses	(274)	(710)	(784)

Net income	$60,242	$46,118	$41,837

12. Subsequent Events

Except as disclosed in Note 9—“Commitments and Contingencies—Litigation” and described below, there have not been any events that have occurred that would require adjustments to or disclosure in our combined financial statements. An additional $30,000 was drawn on the Secured Term Loan of the Empire State Building on April 6, 2012 bringing the total amount advanced to $189,000.

Empire State Realty Trust, Inc., Predecessor

Schedule II—Valuation and Qualifying Accounts

(amounts in thousands)

Description	Balance At Beginning of Year	Additions Charged Against Operations	Uncollectible Accounts Written-Off	Balance at End of Year
Year ended December 31, 2011
Allowance for doubtful accounts	$1,493	$1,226	($1,067)	$1,652
Year ended December 31, 2010
Allowance for doubtful accounts	$1,164	$2,410	($2,081)	$1,493
Year ended December 31, 2009
Allowance for doubtful accounts	$772	$1,705	($1,313)	$1,164

Empire State Realty Trust, Inc., Predecessor

Schedule III—Real Estate and Accumulated Depreciation

(amounts in thousands)

			Initial Cost to the Company		Cost Capitalized Subsequent to Acquisition		Gross Amount at which Carried at 12/31/11
Development	Type	Encumbrances	Land	Building & Leasehold	Improvements	Carrying Costs	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which depreciation in latest income statement is computed
250 West 57th Street, New York, NY	office/ retail	44,935	2,117	5,041	56,109	n/a	2,117	61,150	63,267	(15,661)	1921	1953	various
Fee ownership position of 501 Seventh Avenue, New York, NY	office/ retail	48,613	1,100	2,600	42,241	n/a	1,100	44,841	45,941	(21,417)	1923	1950	various
1359 Broadway, New York, NY	office/ retail	47,765	1,233	1,809	37,949	n/a	1,233	39,758	40,991	(12,306)	1924	1953	various
Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, NY	office/ retail	159,000	21,551	38,934	57,008	n/a	21,551	95,942	117,493	(11,896)	1930	1961 /2002A	various
One Grand Central Place, New York, NY	office/ retail	91,479	7,240	17,490	117,138	n/a	7,240	134,628	141,868	(44,106)	1930	1954	various
First Stamford Place, Stamford, CT	office	250,000	22,952	122,739	35,023	n/a	24,862	155,852	180,714	(44,705)	1986	2001	various
One Station Place, Stamford, CT (Metro Center)	office	100,077	5,313	28,602	7,427	n/a	5,313	36,029	41,342	(21,608)	1987	1984	various
383 Main Street, Norwalk, CT	office	31,417	2,262	12,820	6,972	n/a	2,262	19,792	22,054	(7,682)	1985	1994	various
500 Mamaroneck Avenue, Harrison, NY	office	33,915	4,571	25,915	14,570	n/a	4,571	40,485	45,056	(12,712)	1987	1999	various
10 Bank Street, White Plains, NY	office	34,499	5,612	31,803	7,969	n/a	5,612	39,772	45,384	(11,503)	1989	1999	various
10 Union Square, New York, NY	retail	21,574	5,003	12,866	493	n/a	5,003	13,359	18,362	(5,053)	1987	1996	various
1542 Third Avenue, New York, NY	retail	19,706	2,239	15,266	106	n/a	2,239	15,372	17,611	(4,851)	1991	1999	various
1010 Third Avenue, New York, NY and 77 West 55th Street, New York, NY	retail	29,018	4,462	15,819	778	n/a	4,462	16,597	21,059	(5,601)	1962 1962
69-97 Main Street, Westport, CT	retail	9,364	2,782	15,766	696	n/a	2,782	16,462	19,244	(3,584)	1922	2003	various
103-107 Main Street, Westport, CT	retail	—	1,243	7,043	(39)	n/a	1,243	7,004	8,247	(942)	1900	2006	various
Property for development at the Transportation Hub in Stamford CT	land	—	10,885	—	15,849	—	10,885	15,849	26,734	—	na	na	na
Other*			—	—	784	—	—	784	784	(392)	na	na	various

Totals		921,362	100,565	354,513	401,073	—	102,475	753,676	856,151	(224,019)

*	Assets acquired by the management companies (mainly furniture and fixtures).
A	Purchased the master operating position in 1961 and the fee position in 2002.

Empire State Realty Trust, Inc., Predecessor

Notes to Schedule III—Real Estate and Accumulated Depreciation

(amounts in thousands)

1. Reconciliation of Investment Properties

The changes in our investment properties for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Balance, beginning of year	$796,008	$768,733	$730,710
Improvements	70,821	36,688	40,179
Disposals	(10,678)	(9,413)	(2,156)

Balance, end of year	$856,151	$796,008	$768,733

The unaudited aggregate cost of investment properties for federal income tax purposes as of December 31, 2011 was $816,887.

2. Reconciliation of Accumulated Depreciation

The changes in our accumulated depreciation for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Balance, beginning of year	$205,542	$185,829	$163,306
Depreciation expense	29,155	26,969	23,516
Disposals	(10,678)	(7,256)	(993)

Balance, end of year	$224,019	$205,542	$185,829

Depreciation of investment properties reflected in the combined statements of income is calculated over the estimated original lives of the assets as follows:

Buildings	39 years
Building improvements	39 years
Tenant improvements	Term of related lease

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Balance Sheets

March 31, 2012 and December 31, 2011

(amounts in thousands)

	March 31, 2012	December 31, 2011
	(unaudited)
ASSETS
Commercial real estate properties, at cost:
Land	$102,475	$102,475
Development costs	15,952	15,850
Building and improvements	600,273	592,256
Building leasehold interests and improvements	156,451	145,570

	875,151	856,151
Less: accumulated depreciation	(231,207)	(224,019)

	643,944	632,132
Cash and cash equivalents	90,395	86,316
Restricted cash	28,064	30,445
Tenant and other receivables, net of allowance of $504 and $716 as of March 31, 2012 and December 31, 2011, respectively	9,044	13,884
Deferred rent receivables, net of allowance of $924 and $936 as of March 31, 2012 and December 31, 2011, respectively	47,830	47,058
Investment in non-controlled entities	75,998	72,626
Deferred costs, net	78,107	75,698
Due from affiliated companies	11,963	39,117
Prepaid expenses and other assets	8,315	11,347

TOTAL ASSETS	$993,660	$1,008,623

LIABILITIES
Mortgage notes payable	$918,674	$921,362
Unsecured loan and notes payable—related parties	18,481	18,343
Accrued interest payable	3,050	2,834
Accounts payable and accrued expenses	17,505	25,307
Due to affiliated companies	21,977	13,745
Deferred revenue and other liabilities	5,843	5,881
Tenants’ security deposits	16,120	16,205

TOTAL LIABILITIES	1,001,650	1,003,677
OWNERS’ EQUITY (DEFICIT)	(7,990)	4,946

TOTAL LIABILITIES AND OWNERS’ EQUITY (DEFICIT)	$993,660	$1,008,623

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Statements of Income

(unaudited)

For the Three Months Ended March 31, 2012 and 2011

(amounts in thousands)

	Three Months Ended March 31,
	2012	2011
REVENUES
Rental revenue	$42,683	$42,348
Tenant expense reimbursement	7,248	7,846
Third-party management and other fees	2,179	1,449
Construction revenue	4,904	8,004
Other income and fees	2,828	7,412

Total Revenues	59,842	67,059

OPERATING EXPENSES
Operating expenses	14,113	12,668
Marketing, general, and administrative expenses	3,836	4,085
Construction expenses	4,957	8,118
Real estate taxes	7,284	7,188
Depreciation and amortization	9,943	8,020

Total Operating Expenses	40,133	40,079

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities	19,709	26,980
Interest expense	13,104	12,904

Income from Operations before Equity in Net Income of Non-controlled Entities	6,605	14,076
Equity in net income of non-controlled entities	4,504	3,254

NET INCOME	$11,109	$17,330

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Statement of Owners’ Deficit

(unaudited)

March 31, 2012

(amounts in thousands)

Owners’ Equity at December 31, 2011	$4,946
Net income—January 1 through March 31, 2012	11,109
Contributions from owners—January 1 through March 31, 2012	141
Distributions to owners—January 1 through March 31, 2012	(24,186)

Owners’ Deficit at March 31, 2012	$(7,990)

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Statements of Cash Flows

(unaudited)

For the Three Months Ended March 31, 2012 and 2011

(amounts in thousands)

	Three Months Ended March 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$11,109	$17,330

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,890	8,511
Straight-lining of rental revenue	(760)	(1,350)
Bad debts	(11)	(244)
Equity in net income of non-controlled entities	(4,504)	(3,254)
Distributions of cumulative earnings of non-controlled entities	1,132	907
Increase (decrease) in cash flows due to changes in operating assets and liabilities:
Restricted cash	2,298	1,769
Tenant and other receivables	4,896	(1,459)
Deferred leasing costs	(2,240)	(409)
Due to/ from affiliated companies, net	27,168	(4,652)
Prepaid expenses and other assets	3,032	2,873
Accounts payable and accrued expenses	(5,598)	(2,982)
Accrued interest payable	216	(89)
Deferred revenue and other liabilities	(38)	(727)

Total adjustments	36,481	(1,106)

Net cash provided by operating activities	47,590	16,224

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash for investing activities	(2)	(130)
Additions to development in progress	(102)	—
Additions to building leasehold interests and improvements	(8,523)	(3,202)
Additions to building and improvements	(3,913)	(1,577)

Net cash used in investing activities	(12,540)	(4,909)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of mortgage notes payable	(2,688)	(2,551)
Proceeds from unsecured loan payable	138	2,000
Offering costs	(4,376)	(1,975)
Contributions from owners	141	679
Distributions to owners	(24,186)	(8,955)

Net cash used in financing activities	(30,971)	(10,802)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,079	513
CASH AND CASH EQUIVALENTS—beginning of period	86,316	88,031

CASH AND CASH EQUIVALENTS—end of period	$90,395	$88,544

Supplemental Disclosures of Cash Flow Information:
Interest paid during the period	$11,941	$12,483

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements

(amounts in thousands)

1. Organization and Description of Business

As used in these condensed combined financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean the predecessor (as defined below) for the periods presented and Empire State Realty Trust, Inc. and its combined subsidiaries upon consummation of its initial public offering, or IPO, and the formation transactions defined below.

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) is a Maryland corporation formed on July 29, 2011 to acquire the assets or equity interests of entities owning various controlling and non-controlling interests in real estate assets and certain management businesses controlled and/or managed by Mr. Peter L. Malkin and Mr. Anthony E. Malkin, or the Sponsors.

Prior to or concurrently with the IPO, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, these assets, interests and businesses which we refer to as our formation transactions. These acquisitions will be made upon completion of the IPO. The formation transactions are intended to enable us to (i) combine the ownership of our property portfolio under our operating partnership subsidiary, Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, or our operating partnership; (ii) succeed to the asset management, property management, leasing and construction businesses of the predecessor; (iii) facilitate the IPO; and (iv) elect and qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2012. We will not have any operating activity until the consummation of our IPO and the formation transactions. Accordingly, we believe that a discussion of the results of Empire State Realty Trust, Inc. would not be meaningful for the periods covered by these financial statements prior to that acquisition.

The Predecessor

The predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that the Sponsors own interests in and control, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities which we collectively refer to as the non-controlled entities, and are presented as uncombined entities in our combined financial statements. Specifically, the term “the predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor;” (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage that we will own after the formation transactions described in this prospectus, which we refer to as the “existing entities;” (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties;” (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY;” (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT;” and (vi) Malkin

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “the predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. The predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Controlled Entities:

As of March 31, 2012, properties that the Sponsors own interests in and control, and whose operations are 100% consolidated into the financial statements of the predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Harrison, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New York

69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

We own entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties that will support the development of an approximately 340,000 rentable square foot office building and garage.

The acquisition of interests in our predecessor will be recorded at historical cost at the time of the formation transactions.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

Non-Controlled Entities:

As of March 31, 2012, properties in which the sponsors own and control non-controlling interests and whose operations are reflected in our predecessor’s combined financial statements as an equity interest include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York—Empire State Building Company L.L.C.

Master operating lease position of 1350 Broadway, New York, New York—1350 Broadway Associates L.L.C. (long term ground lease)

1333 Broadway, New York, New York – 1333 Broadway Associates L.L.C.

Master operating lease position of 501 Seventh Avenue, New York, New York—501 Seventh Avenue Associates L.L.C.

All of our business activities will be conducted through our operating partnership. We will be the sole general partner of our operating partnership. Pursuant to the formation transactions, our operating partnership will (i) acquire interests in the office and retail properties owned by the controlled entities (including our predecessor management companies) and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of our Class A common stock, Class B common stock, operating partnership units, and/or cash.

We will be self-administered and self-managed. Additionally, we will form or acquire one or more taxable REIT subsidiaries, or TRSs, that will be owned by our operating partnership. The TRSs, through several wholly-owned limited liability companies, will conduct third-party services businesses, which may include the Empire State Building Observatory, parking facilities, cleaning services, property management and leasing, construction, mortgage brokerage, and property maintenance.

2. Summary of Significant Accounting Policies

Basis of Quarterly Presentation and Principles of Combination

The accompanying unaudited condensed combined financial statements of the predecessor are prepared in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information, and with the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC. Accordingly, certain information and footnote disclosures required by GAAP for complete financial statements have been condensed or omitted in accordance with such rules and regulations. In the opinion of the Predecessor’s management, all adjustments and eliminations (including intercompany balances and transactions), consisting of normal recurring adjustments, considered necessary for the fair presentation of the financial statements have been included.

The condensed combined financial statements include all the accounts and operations of our predecessor. The real estate entities included in the accompanying condensed combined financial statements have been combined on the basis that, for the periods presented, such entities were under common control, common management and common ownership of the Sponsors and/or their affiliates and family members. Equity interests in the combining entities that are not controlled by the Sponsors and/or their affiliates and family members are shown as investments in uncombined entities. We will also acquire these interests.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

The results of operations for the periods presented are not necessarily indicative of the results that may be expected for the corresponding full years. These financial statements should be read in conjunction with the financial statements and accompanying notes included in the financial statements for the year ended December 31, 2011.

In June 2009, the Financial Accounting Standards Board, or FASB, amended the guidance for determining whether an entity is a variable interest entity, or VIE, and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Adoption of this guidance on January 1, 2010 did not have a material impact on our condensed combined financial statements. Management does not believe that we have any variable interests in VIEs.

We will assess the accounting treatment for each investment we may have in the future. This assessment will include a review of each entity’s organizational agreement to determine which party has what rights and whether those rights are protective or participating. For all VIEs, we will review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity’s economic performance and benefit. In situations where we or our partner could approve, among other things, the annual budget, the entity’s tax return before filing, and leases that cover more than a nominal amount of space relative to the total rentable space at each property, we would not consolidate the investment as we consider these to be substantive participation rights that result in shared power of the activities that would most significantly impact the performance and benefit of such joint venture investment. Such agreements could also contain certain protective rights such as the requirement of partner approval to sell, finance or refinance the investment and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests are required to be presented as a separate component of equity in the combined balance sheets and in the combined statements of income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interests. As the financial statements of the predecessor have been prepared on a combined basis, there is no non-controlling interest for the periods presented.

Accounting Estimates

The preparation of the condensed combined financial statements in accordance with GAAP requires management to use estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant items subject to such estimates and assumptions include allocation of the purchase price of acquired real estate properties among tangible and intangible assets, determination of the useful life of real estate properties and other long-lived assets, valuation and impairment analysis of combined and uncombined commercial real estate properties and other long-lived assets, estimate of percentage of completion on construction contracts, and valuation of the allowance for doubtful accounts. These estimates are prepared using management’s best judgment, after considering past, current, and expected events and economic conditions. Actual results could differ from those estimates.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

Income Taxes

As of March 31, 2012 and December 31, 2011, the New York City unincorporated business tax (“NYCUBT”) net operating loss carry forward was $14,428 and $15,290, respectively, expiring in the years 2022 to 2032. Taxable income for the three months ended March 31, 2012 and March 31, 2011 was approximately $861 and $5,217, respectively. The net operating loss carry forwards net of the taxable income in 2012 gave rise to a deferred tax asset of $577 and $612 at March 31, 2012 and December 31, 2011, respectively. The deferred tax asset was fully reserved by a valuation allowance at March 31, 2012 and December 31, 2011. The valuation allowance decreased by $35 and $209 during the three months ended March 31, 2012 and 2011, respectively.

Fair Value

Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

We use the following methods and assumptions in estimating fair value disclosures for financial instruments.

Cash and cash equivalents, restricted cash, tenant and other receivables, accrued interest payable, due from affiliated companies, due to affiliate companies, deferred revenue, tenant security deposits and accounts payable approximate their fair values because of the short-term nature of these instruments.

The fair value of our mortgage notes payable is based on a discounted cash flow models using currently available market rates assuming the loans are outstanding through maturity and considering the loan to value ratios. The unsecured loans and notes payable are carried at amounts which reasonably approximate their fair value at inception.

The methodologies used for valuing financial instruments have been categorized into three broad levels as follows:

Level 1—Quoted prices in active markets for identical instruments.

Level 2—Valuations based principally on other observable market parameters, including:

Quoted prices in active markets for similar instruments;

Quoted prices in less active or inactive markets for identical or similar instruments;

Other observable inputs (such as risk free interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates); and

Market corroborated inputs (derived principally from or corroborated by observable market data).

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

Level 3—Valuations based significantly on unobservable inputs.

Valuations based on third-party indications (broker quotes or counterparty quotes) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.

Valuations based on internal models with significant unobservable inputs.

These levels form a hierarchy. We follow this hierarchy for our financial instruments measured at fair value on a recurring and nonrecurring basis and other required fair value disclosures. The classifications are based on the lowest level of input that is significant to the fair value measurement.

As of March 31, 2012, we did not have any assets or liabilities subject to Level 1, 2, or 3 fair value measurements.

Offering Costs

We have incurred external offering costs of approximately $2,604 for the three months ended March 31, 2012 and approximately $13,274 for the year ended December 31, 2011 which are included in deferred costs, net in our combined balance sheets, of which approximately $776 and $4,056 remains accrued and unpaid as of March 31, 2012 and December 31, 2011, respectively. Such costs are comprised of accounting fees, legal fees and other professional fees. We have deferred such costs which will be recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. Additional offering costs for work done by employees of our supervisor for the three months ended March 31, 2012 and March 31, 2011 and the year ended December 31, 2011 were incurred and advanced by our supervisor and have been reimbursed to the supervisor by the existing entities in the amount of approximately $395, $411 and $1,800, respectively. The revenue earned by our supervisor for the costs for the work done by the employees of the supervisor has been eliminated in combination and the costs have been included as a component of marketing, general and administrative expenses. Additionally, the non-controlled entities have incurred external offering costs of approximately $1,472 for the three months ended March 31, 2012 and approximately $884 for the three months ended March 31, 2011, respectively, that are not included in our predecessor’s historical financial statements. Further, additional offering costs for work done by employees of the supervisor of $247 for the three months ended March 31, 2012 and approximately $182 for the three months ended March 31, 2011 were incurred and advanced by our supervisor and have been reimbursed to our supervisor by the non-controlled entities. Additional offering costs for work done by employees of the supervisor of approximately $89 and $162 for the three months ended March 31, 2012 and March 31, 2011, respectively, were incurred and advanced by our supervisor and have been reimbursed to our supervisor by the option entities.

Recently Adopted Accounting Pronouncements

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU clarifies for which periods supplemental disclosure of pro forma revenue and net income is required when a business combination occurs in the current period. The guidance clarifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In our case, the guidance is in effect for the 2011 annual reporting period. The adoption of this guidance did not have a material impact on our condensed combined financial statements.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

In May 2011 the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”). ASU 2011-04 represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurements. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments in this ASU are required to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our condensed combined financial statements.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Presentation of Comprehensive Income. The update provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of the comprehensive income are presented. The amendments in this update are to be applied retrospectively and are effective for fiscal years and interim periods, beginning after December 15, 2011, except for the amendment to the presentation of reclassifications of items out of accumulated other comprehensive income which the FASB issued a deferral of the effective date on November 8, 2011. The adoption of this guidance did not have a material impact on our condensed combined financial statements.

In September 2011, the FASB issued a new Accounting Standards Update (ASU) to enhance the disclosure requirements about an employer’s participation in a multiemployer pension plan. Employers that participate in a multiemployer pension plan will be required to provide a narrative description of the general nature of the plans and the employer’s participation in the plans that would indicate how the risks of these plans are different from single-employer plans and a disclosure of the minimum contributions required by the agreement. For each multiemployer pension plan that is individually significant, employers are required to provide additional disclosures including disaggregation of information. In our case, the guidance is in effect for the 2011 annual reporting period. During the year ended December 31, 2011, we adopted this guidance.

3. Deferred Costs, Net

Deferred costs, net consisted of the following at March 31, 2012 and December 31, 2011:

	March 31, 2012	December 31, 2011
Leasing costs	$68,402	$69,995
Finance costs	19,352	19,503
Offering costs	19,768	17,164

Total	107,522	106,662
Less: Accumulated amortization	29,415	30,964

	$78,107	$75,698

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

Amortization expense related to deferred leasing costs was $1,704 and $1,618 and deferred financing costs was $947 and $491, for the three months ended March 31, 2012 and 2011, respectively. Non-cash additions to leasing costs were approximately $215 for the three months ended March 31, 2012.

4. Investments in Non-controlled Entities

The following table reflects the activity in our investments in non-controlled entities for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
	2012	2011
Balance at beginning of year	$72,626	$81,744
Equity in Net income	4,504	3,254
Distributions	(1,132)	(907)

Balance at end of period	$75,998	$84,091

The following reflects combined summarized financial information of the non-controlled entities as of March 31, 2012:

Balance Sheets	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Real estate and development in process, net	$179,746	$35,389	$38,622	$16,818	$270,575
Other assets	114,468	40,801	18,846	17,341	191,456

Total assets	$294,214	$76,190	$57,468	$34,159	$462,031

Mortgage and notes payable	$—	$71,200	$44,427	$—	$115,627
Other liabilities	34,030	1,535	3,615	4,889	44,069

Total liabilities	34,030	$72,735	$48,042	$4,889	$159,696

Members’/partners’ equity	260,810	3,455	9,426	29,270	302,961
Non-controlling interest	(626)	—	—	—	(626)

Total equity	260,184	3,455	9,426	29,270	302,335

Total liabilities and members’/partners’ equity	$294,214	$76,190	$57,468	$34,159	$462,031

Our share of equity—carrying value of our investments in non-controlled entities	$63,566	$1,728	$4,713	$5,991	$75,998

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

	Three Months Ended March 31, 2012
Statements of Income (Loss)	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Rental real estate revenue	$37,220	$3,629	$5,233	$4,503	$50,585
Observatory revenue	16,418	—	—	—	16,418

Total revenue	53,638	3,629	5,233	4,503	67,003

Expenses:
Operating expenses—rental	29,012	1,785	2,435	3,255	36,487
Operating expenses—overage rent	6,837	—	—	610	7,447
Operating expenses—observatory	3,858	—	—	—	3,858
Interest	—	1,177	716	—	1,893
Depreciation and amortization	3,206	789	847	363	5,205

Total expenses	42,913	3,751	3,998	4,228	54,890

Net Income (loss)	$10,725	$(122)	$1,235	$275	$12,113

Our share of equity in net income (loss) of non-controlled entities	$3,891	$(61)	$618	$56	$4,504

	Three Months Ended March 31, 2011
Statements of Income (Loss)	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Real estate revenue	$27,413	$4,032	$4,766	$4,203	$40,414
Observatory revenue	14,799	—	—	—	14,799

Total revenue	42,212	4,032	4,766	4,203	55,213

Expenses:
Operating expenses—rental	24,728	1,475	2,380	3,062	31,645
Operating expenses—overage rent	—	—	—	(74)	(74)
Operating expenses—observatory	3,461	—	—	—	3,461
Interest	—	1,192	673	—	1,865
Depreciation and amortization	3,334	692	686	378	5,090

Total expenses	31,523	3,359	3,739	3,366	41,987

Net Income	$10,689	$673	$1,027	$837	$13,226

Our share of equity in net income (loss) of non-controlled entities	$2,232	$337	$514	$171	$3,254

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

5. Debt

Mortgage Notes Payable

Mortgage notes payable are collateralized by the following respective real estate properties and assignment of operating leases at March 31, 2012:

	Principal Balance as of March 31, 2012	Stated Rate	Effective Rate(1)	Maturity Date(2)
Mortgage debt collateralized by:
Fixed rate debt
250 West 57th Street
(first lien mortgage loan)	$27,030	5.33%	5.91%	1/5/2015
(second lien mortgage loan)	11,717	6.13%	5.92%	1/5/2015
First Stamford Place	250,000	5.65%	5.86%	7/5/2017
69-97 Main Street	9,325	5.64%	5.92%	5/1/2013
501 Seventh Avenue
(Note 1)	1,101	5.75%	6.57%	8/1/2013
(Note 2)(3)	40,650	5.75%;	6.57%;	8/1/2013
		6.04%	6.86%
1359 Broadway
(first lien mortgage loan)	10,165	5.75%	6.18%	8/1/2014
(second lien mortgage loan)(4)	37,273	5.75%;	6.18%;	8/1/2014
		5.87%;	6.31%;
		6.40%	6.81%
One Grand Central Place	90,898	5.34%;	6.01%;	11/5/2014
		7.00%	6.02%
500 Mamaroneck Avenue	33,754	5.41%	5.63%	1/1/2015
Metro Center
(Note 1)(5)	61,011	5.80%	5.91%	1/1/2016
(Note 2)(5)	38,580	6.02%	6.13%	1/1/2016
10 Union Square	21,501	6.00%	6.41%	5/1/2017
10 Bank Street	34,368	5.72%	5.90%	6/1/2017
1542 Third Avenue	19,622	5.90%	6.24%	6/1/2017
1010 Third Avenue and 77 West 55th Street	28,908	5.69%	6.05%	7/5/2017
383 Main Avenue	31,296	5.59%	5.72%	7/5/2017

Total fixed rate debt	$747,199

Floating rate debt
The Empire State Building (secured term loan)	$159,000	(6)	(6)	7/26/2014
501 Seventh Avenue (third lien mortgage loan)	6,540	(7)	(7)	8/1/2013
250 West 57th Street, (third lien mortgage loan)	5,935	(8)	(8)	1/5/2015

Total floating rate debt	$171,475

Total Mortgage Notes Payable	$918,674

(1)	The effective rate is the yield as of the issuance date, including the effects of debt issuance costs. There are no discounts or premiums on the notes.
(2)	Pre-payment is generally allowed for each loan upon payment of a customary pre-payment penalty.
(3)	Represents the two tranches of the second lien mortgage loan.
(4)	Represents three tranches of the second lien mortgage loan.
(5)	Notes 1 and 2 are pari passu.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

(6)	Floating at 30 day LIBOR + 2.5%. Loan is secured by the Empire State Building.
(7)	Floating at 30 day LIBOR + 2.0%.
(8)

Prior to January 10, 2012, interest is paid based on a floating rate that is the greater of (i) 6.50% and (ii) prime plus 1%. Effective January 10, 2012, interest is paid based on a floating rate that is greater of (i) 4.25% and (ii) prime plus 1%. Prior to January 5, 2015, we have the option to fix the interest rate on all or any portion of the principal then outstanding, up to three times and in minimum increments of $5,000 to an annual rate equal to either (i) the greater of (a) 4.75% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of two days prior to the effective date of the fixing of the interest rate, and (ii) the greater of (a) 5.00% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of 30 days prior to the effective date of the fixing of the interest rate. If option (i) is selected, we will be subject to the payment of pre-payment fees, and if option (ii) is selected, we may prepay the loan without any pre-payment fees.

The carrying amount of the properties collateralizing the mortgage notes payable amounted to $615,586 and $603,751 at March 31, 2012 and December 31, 2011, respectively.

Contractual Principal Payments

Contractual aggregate required principal payments on mortgage notes payable at March 31, 2012 are as follows:

2012 (April 1, 2012—December 31, 2012)	$9,248
2013	69,719
2014	300,442
2015	81,874
2016	97,917
Thereafter	359,474

Total principal maturities	$918,674

The mortgage note payable balance of $918,674 does not include the accrued interest of $3,050, at March 31, 2012.

Unsecured Loan and Notes Payable

We hold an unsecured loan payable to Peter L. Malkin, one of the Sponsors, with a balance of $14,881 as of March 31, 2012. The loan balance includes accrued interest of $52. The loan is payable on demand with interest compounded monthly at the short term Applicable Federal Rate. On November 15, 2011, the loan was transferred to trusts for the benefit of Peter L. Malkin, and the loan was converted to a note. This note bears interest at a rate of 1.2% compounded annually and is due on January 14, 2020. This liability will be distributed to certain owners of the predecessor and will not be assumed by us.

On December 20, 2010, one of the combined entities (500 Mamaroneck, L.P.) entered into a promissory note agreement with the Sponsors (“2010 Promissory Note”), whereby the latter would lend up to $3,600 to the entity primarily for tenant improvements. As of December 31, 2010, $1,200 was borrowed under the agreement. An additional $1,200 was borrowed in January 2011 and $800 was borrowed in March 2011. Loans made pursuant to the 2010 Promissory Note were payable on demand and earned interest at the rate of 10% per annum, payable at the time of principal repayments. The $3,200 borrowed under the 2010 Promissory Note, together with applicable interest, was repaid in full on April 21, 2011.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

On April 21, 2011, 500 Mamaroneck, L.P. entered into a second promissory note agreement with the Sponsors, as agents for certain investors in 500 Mamaroneck, L.P. (“2011 Promissory Note”), under which the investors loaned $3,600 (including $1,174 from the Sponsors) to 500 Mamaroneck, L.P. From the proceeds of this loan, $3,200 was used to repay the principal of the 2010 Promissory Note. Loans made pursuant to the 2011 Promissory Note earn interest at the rate of 10% per annum, payable quarterly, beginning July 1, 2011. The loans will mature on the earliest of (i) January 1, 2015, (ii) sale or transfer of title to the property, or (iii) satisfaction of the existing first mortgage loan on the property. Loans made under the 2011 Promissory Note may be repaid without penalty at any time in part or in full, along with all accrued interest.

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of March 31, 2012:

Accounts payable and accrued liabilities	$16,219
Improvements payable	86
Other	1,200

Accounts payable and accrued expenses	$17,505

7. Fair Value of Financial Instruments

The following disclosures of estimated fair value at March 31, 2012 were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following table presents the aggregate carrying value of our debt and the corresponding estimates of fair value based on Level 3 inputs as of March 31, 2012:

	Carrying Amount	Fair Value
Mortgage notes payable	$918,674	$943,421
Unsecured loans and notes payable—related parties	18,481	18,481

Total	$937,155	$961,902

Disclosure about fair value of financial instruments is based on pertinent information available to us as of March 31, 2012. Although we are not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

8. Rental Income

We lease various office spaces to tenants over terms ranging from one to 19 years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the consumer price index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in our combined statements of income as tenant expense reimbursement.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

9. Commitments and Contingencies

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on our combined financial position, results of operations or liquidity.

Litigation

Except as described below, we are not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against us or our properties, other than routine litigation arising in the ordinary course of business such as disputes with tenants. We believe that the costs and related liabilities, if any, which may result from such actions, will not materially affect our combined financial position, operating results or liquidity.

Five putative class actions have been brought by investors in certain of the existing entities (which were filed on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012) (the “Class Actions”). As currently pending in New York State Supreme Court, New York County, each Class Action challenges the proposed consolidation and the IPO. The plaintiffs assert claims against the predecessor’s management companies, Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, Empire State Realty OP, L.P., and Empire State Realty Trust, Inc. for breach of fiduciary duty, unjust enrichment and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the investors in the existing entities, provides excessive benefits to the supervisor and its affiliates and the prospectus/consent solicitation statement which is part of the registration statement on Form S-4 relating to the consolidation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. The motion was granted on June 26, 2012, and the plaintiffs have 120 days from that date to file a consolidated amended complaint.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, we may incur costs associated with defending or settling such litigation or paying any judgment if we lose. In addition, we may be required to pay damage awards or settlements. At this time, we cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on our financial statements. We believe the Class Actions are baseless and intend to defend them vigorously.

There is a risk that other third parties will assert claims against us or our supervisor, including, without limitation, that our supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against us or our supervisor.

Concentration of Credit Risk

Financial instruments that subject us to credit risk consist primarily of cash, restricted cash, due from affiliated companies, tenant and other receivables and deferred rent receivables.

Included in cash and cash equivalents and restricted cash at March 31, 2012 were $106,738 of bank balances in excess of amounts insured by the Federal Deposit Insurance Corporation that were held on deposit at one

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

major New York money center bank. In addition, $72,485 at March 31, 2012 consisted of money market mutual funds sponsored by that institution. The underlying investments of those funds are divided between short-term United States Treasury securities and a diversified portfolio of other short-term obligations.

Major Customers and Other Concentrations

Excluding the revenues we recognized under operating leases with non-controlled entities, for the three months ended March 31, 2012, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 4.92%, 3.85%, 3.70% (total of 12.47%) of revenues. For the three months ended March 31, 2011, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 4.95%, 3.89% and 3.87% (total of 12.71%) of revenues.

For the three months ended March 31, 2012 and 2011, three properties accounted for more than 10% of total revenues in the aggregate. For 2012, One Grand Central Place represented approximately 25.89% of total revenues, First Stamford Place represented approximately 15.95%, and 250 West 57th Street represented approximately 11.72%. For 2011, One Grand Central Place represented approximately 26.68% of total revenues, First Stamford Place represented approximately 16.63%, and 250 West 57th Street represented approximately 11.97%.

Unionized Work Force

Each property’s maintenance and cleaning staffs are employed under the terms of collective bargaining agreements and have union representation. As of March 31, 2012, all union contracts are current with the exception of Local 30 at the Empire State Building for building engineers (in the Empire State Building, and Connecticut and Westchester office buildings), and local 32BJ for cleaners (in Connecticut and Westchester office buildings) which have expired. Employees in Local 30 continue to work under the terms of the prior agreements on a temporary basis where it is anticipated that the final contracts will contain provisions for salary adjustments to be made retroactive to the expiration date of the prior contracts. An agreement has been reached with Local 30 and Local 32BJ employees in Connecticut and Westchester office buildings, and those employees are now being paid the newly agreed rates while contracts are finalized.

Asset Retirement Obligations

We are required to accrue costs that we are legally obligated to incur on retirement of our properties which result from acquisition, construction, development and/or normal operation of such properties. Retirement includes sale, abandonment or disposal of a property. Under that standard, a conditional asset retirement obligation represents a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within a company’s control and a liability for a conditional asset retirement obligation must be recorded if the fair value of the obligation can be reasonably estimated. Environmental site assessments and investigations have identified asbestos or asbestos-containing building materials in certain of our properties. As of March 31, 2012, management has no plans to remove or alter these properties in a manner that would trigger federal and other applicable regulations for asbestos removal, and accordingly, the obligations to remove the asbestos or asbestos-containing building materials from these properties have indeterminable settlement dates. As such, we are unable to reasonably estimate the fair value of the associated conditional asset retirement obligation. However ongoing asbestos abatement, maintenance programs and other required documentation are carried out as required and related costs are expensed as incurred.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

Other Environmental Matters

Certain of our properties have been inspected for soil contamination due to pollutants, which may have occurred prior to our ownership of these properties or subsequently in connection with its development and/or its use. Required remediation to such properties has been completed and as of March 31, 2012, management believes that there are no obligations related to environmental remediation other than maintaining the affected sites in conformity with the relevant authority’s mandates and filing the required documents. All such maintenance costs are expensed as incurred.

We expect that resolution of the environmental matters relating to the above will not have a material impact on our business, assets, combined financial condition, results of operations or liquidity. However, we cannot be certain that we have identified all environmental liabilities at our properties, that all necessary remediation actions have been or will be undertaken at our properties or that we will be indemnified, in full or at all, in the event that such environmental liabilities arise.

Insurance Coverage

We carry insurance coverage on our properties of types and in amounts with deductibles that we believe are in line with coverage customarily obtained by owners of similar properties.

10. Related Party Transactions

Services are provided by us to affiliates of the Sponsors that are not part of the predecessor. These affiliates are related parties because beneficial interests in the predecessor and the affiliated entities are held, directly or indirectly, by the Sponsors, their affiliates and their family members.

During the three months ended March 31, 2012 and 2011, we engaged in various transactions with affiliates of the Sponsors and their family members. These transactions are reflected in our combined statements of income as third-party management and other fees and the unpaid balances are reflected in the due from affiliated companies on the combined balance sheet.

Supervisory Fee Revenue

We earned supervisory fees from affiliated entities not included in the condensed combined financial statements of $560 and $599 during the three months ended March 31, 2012 and 2011, respectively. These fees are included within third-party management and other fees.

We earned supervisory fees from uncombined entities included in the condensed combined financial statements on the equity method of $206 and $583 during the three months ended March 31, 2012 and 2011, respectively. These fees are included within third-party management and other fees.

Property Management Fee Revenue

We earned property management fees from affiliated entities not included in the condensed combined financial statements of $441 and $134 during the three months ended March 31, 2012 and 2011, respectively. These fees are included within third-party management and other fees.

We earned property management fees from uncombined entities included in these condensed combined financial statements on the equity method of $966 and $2 during the three months ended March 31, 2012 and 2011, respectively. These fees are included within third-party management and other fees.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

Profit Share

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from affiliated entities not included in the condensed combined financial statements. Our profits interest totaled $282 and $542 during the three months ended March 31, 2012 and 2011, respectively. These fees are included within other income and fees.

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from uncombined entities included in these condensed combined financial statements on the equity method. Our profits interest totaled $136 and $123 during the three months ended March 31, 2012 and 2011, respectively. These fees are included within other income and fees.

Other Fees and Disbursements from Non-Controlled Affiliates

We earned other fees and disbursements from affiliated entities not included in the condensed combined financial statements of $91 and $287 during the three months ended March 31, 2012 and 2011, respectively. These fees are included within other income and fees.

We earned other fees and disbursements from unconsolidated subsidiaries included in these condensed combined financial statements on the equity method of $254 and $197 during the three months ended March 31, 2012 and 2011, respectively. These fees are included within other income and fees.

Included in these other fees are reimbursements from affiliates for offering costs related to the IPO of $247 and $191 during the three months ended March 31, 2012 and 2011, respectively, of which $230 and $147 were included in due from affiliated companies as of March 31, 2012 and 2011, respectively.

Family Office Services

Family office services mainly comprise accounting and bookkeeping services. During the three months ended March 31, 2012 and 2011, we provided certain family office services to the Sponsors. The Sponsors reimbursed us for direct costs in the amount of $187 and $181, in 2012 and 2011, respectively.

Aircraft Use

Malkin Properties CT, one of the companies that the predecessor comprises, owned interests in three aircraft for use by the predecessor’s management companies and the Sponsors. A significant portion of the aircraft use was for the “personal use” of Peter L. Malkin and Anthony E. Malkin. The costs of the aircraft, and attendant expenses, which were attributable to such “personal use,” were not deductible for income tax purposes. An amount, in accordance with a formula set forth in the Code, was added to the compensation of Peter L. Malkin and Anthony E. Malkin. “Personal use” expenses amounted to $0 and $237 for the three months ended March 31, 2012 and 2011, respectively. These expenses are included within marketing, general and administrative expenses.

In May 2011, Malkin Properties CT sold all of its interests in two of the aircraft for $238. All of the interests in the third aircraft were sold in May 2011 to Air Malkin LLC (a company owned by Peter L. Malkin) at their estimated fair value of $383. There was no material income or loss to us in connection with these transactions.

Receivable in Connection with Officer’s Life Insurance

Malkin Properties CT paid the premium on a split dollar life insurance policy with a face amount of $11,000 carried on the life of Anthony E. Malkin, President of Malkin Properties CT. The owner and beneficiary of the

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

policy was a trust whose beneficiaries are members of the family of Mr. Malkin. The trust reimburses Malkin Properties CT a portion of the annual premium of this policy, at a rate determined to be solely the cost of the insurance protection.

The trustee of the trust had assigned to Malkin Properties CT the right to receive an amount equal to the cumulative annual premiums it has paid on the policy since origination (i) from amounts payable to the trust on account of death of the insured or (ii) upon surrender of the policy by the trust. As of March 31, 2012 and December 31, 2011, the amounts due to Malkin Properties CT were $0 and $1,331, respectively. These amounts were included within tenant and other receivables.

The insurance policy terminated on December 31, 2011 and was not renewed. Malkin Properties CT was reimbursed by the insurer for the cumulative premiums paid on behalf of Anthony E. Malkin of $1,331 upon surrender of the policy in January 2012.

Other

Included in tenant and other receivables are amounts due from partners and shareholders of $185 at March 31, 2012 and $530 at December 31, 2011.

11. Segment Reporting

Our reportable segments consist of a real estate segment and a construction contracting segment. Management internally evaluates the operating performance and financial results of our segments based on net operating income. We also have certain general and administrative level activities, including legal and accounting, that are not considered separate operating segments. Our reportable segments are on the same basis of accounting as described in footnote 2.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

The following table provides components of segment profit for each segment for the three months ended March 31, 2012 and 2011, as reviewed by management:

Three Months Ended March 31, 2012	Real Estate	Construction Contracting	Totals
Revenues from external customers	$54,933	$4,904	$59,837
Intersegment revenues	19	1,710	1,729

Total revenues	54,952	6,614	61,566
All operating expenses, excluding noncash items	(21,356)	(6,452)	(27,808)
Interest expense	(13,104)	—	(13,104)
Depreciation and amortization expense	(9,937)	(6)	(9,943)
Equity in net income of non-controlled entities	4,504	—	4,504

Segment Profit	$15,059	$156	$15,215

Segment assets	$905,515	$12,147	$917,662

Investment in non-controlled entities	$75,998	$—	$75,998

Expenditures for segment assets	$12,538	$—	$12,538

2011	Real Estate	Construction Contracting	Totals
Revenues from external customers	$59,048	$8,004	$67,052
Intersegment revenues	18	1,209	1,227

Total revenues	59,066	9,213	68,279
All operating expenses, excluding noncash items	(19,733)	(9,302)	(29,035)
Interest expense	(12,904)	—	(12,904)
Depreciation and amortization expense	(8,020)	—	(8,020)
Equity in net income of non-controlled entities	3,254	—	3,254

Segment Profit	$21,663	$(89)	$21,574

Segment assets	$819,518	$8,698	$828,216

Investment in non-controlled entities	$84,090	$—	$84,090

Expenditures for segment assets	$4,779	$—	$4,779

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

The following table provides a reconciliation of segment data to the combined financial statements:

	For the Three Months Ended March 31,
	2012	2011
Revenue reconciliation
Total revenues for reportable segments	$61,566	$68,279
Other revenues	5	7
Elimination for intersegment revenues	(1,729)	(1,227)

Total combined revenues	$59,842	$67,059

Profit or loss
Total profit or loss for reportable segments	$15,215	$21,574
Other profit or loss items	(3,836)	(3,861)
Elimination for intersegment profit or loss	(275)	(153)
Unallocated amounts:
Investment income	5	7
Aircraft expenses	—	(237)

Net income	$11,109	$17,330

12. Subsequent Events

Except as disclosed in Note 9—“Commitments and Contingencies—Litigation” and described below, there have not been any events that have occurred that would require adjustments to or disclosure in our combined financial statements. An additional $30,000 was drawn on the Secured Term Loan of the Empire State Building on April 6, 2012 bringing the total amount advanced to $189,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Empire State Building Company L.L.C.

(a Limited Liability Company)

We have audited the accompanying consolidated balance sheets of Empire State Building Company L.L.C. and Affiliates as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire State Building Company L.L.C. and Affiliates at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

April 11, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Empire State Building Company L.L.C.

New York, New York

We have audited the consolidated statements of income, changes in equity and cash flows of Empire State Building Company L.L.C. (a New York limited liability company) and Affiliates (the “Company”) for the year ended December 31, 2009. These financial statements are the responsibility of the management of Empire State Building Company L.L.C. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Empire State Building Company L.L.C. and Affiliates for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company adopted the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation,” and the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes.”

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 23, 2011

Empire State Building Company L.L.C. and Affiliates

Consolidated Balance Sheets

	December 31,
	2011	2010
ASSETS
Property—at cost:
Leasehold improvements	$168,225,715	$169,116,734
Subtenant improvements	62,001,552	62,001,552
Leasehold	740,000	740,000
Equipment	5,436,001	5,436,001

	236,403,268	237,294,287
Less accumulated depreciation and amortization	53,913,170	42,546,701

Net Property	182,490,098	194,747,586

Other Assets:
Cash and cash equivalents	32,210,735	42,797,338
Cash—restricted—tenants’ security deposits	5,890,221	4,836,544
Cash—tenant improvement escrow	7,268,591	683,147
Accounts receivable—net	1,507,232	2,263,592
Rent receivable—net	3,800,230	4,745,195
Unbilled rent receivable—net	43,796,054	35,403,198
Loans receivable	1,235,179	1,353,575
Prepaid expenses	16,390,511	16,024,792
Deferred charges and other deferred costs, net of accumulated amortization	12,392,263	16,186,225
Due from Lessor	6,067,806	1,888,629
Due from Supervisor	300,000	300,000
Other assets	—	314,445

Total Assets	$313,348,920	$321,544,266

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Balance Sheets (Continued)

	December 31,
	2011	2010
LIABILITIES AND EQUITY

Liabilities:
Accounts payable and accrued liabilities	$19,384,473	$22,576,559
Tenants’ security deposits payable	5,890,221	4,836,544
Overage rent due to Lessor	28,780,449	—
Due to Lessor	—	8,963,473
Due to Supervisor	—	97,401
Deferred income	8,935,964	5,992,005

Total Liabilities	62,991,107	42,465,982

Commitments and Contingencies	—	—

Equity (Deficit):
Empire State Building Company L.L.C. members’ equity	252,164,398	282,084,869
Noncontrolling interest	(1,806,585)	(3,006,585)

Total Equity	250,357,813	279,078,284

Total Liabilities and Equity	$313,348,920	$321,544,266

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Income

	Years Ended December 31,
	2011	2010	2009
Income:

Rent:
Minimum rental revenue	$71,027,944	$63,238,062	$62,521,301
Tenant reimbursements	25,652,065	30,041,000	32,228,332
Antenna license fees	16,410,246	16,056,286	14,572,350
Other	5,504,740	5,045,107	3,241,154

Total Rent	118,594,995	114,380,455	112,563,137

Observatory:
Revenue	80,562,446	78,879,919	71,647,424
Expenses	20,009,225	18,249,147	18,305,997

Observatory Net Income	60,553,221	60,630,772	53,341,427

Total Income	179,148,216	175,011,227	165,904,564

Operating Expenses:
Basic rent expense	8,439,772	8,094,750	7,793,000
Overage rent	28,780,449	4,111,371	7,570,411
Real estate taxes	30,009,907	27,664,886	24,785,578
Payroll and related costs	23,025,267	21,116,346	21,528,386
Repairs and maintenance	14,697,053	10,689,687	14,388,484
Utilities	12,557,405	15,539,915	15,114,546
Supervisory fees	583,368	574,000	270,000
Professional fees	5,340,405	5,543,394	6,275,338
Insurance	7,422,948	7,657,206	8,668,795
Advertising	2,113,253	2,538,242	2,357,648
Cleaning	2,881,196	2,924,560	2,474,606
Administrative	1,580,273	2,292,902	2,069,858
Acquisition fees	8,305,666	—	—
Depreciation	12,795,037	9,318,935	6,730,365
Amortization	3,038,347	2,374,619	2,313,059
Bad debts, net	5,423,352	2,405,578	3,396,162

Total Operating Expenses	166,993,698	122,846,391	125,736,236

Operating Income	12,154,518	52,164,836	40,168,328
Interest and Dividend Income	125,011	140,043	136,040

Net Income	12,279,529	52,304,879	40,304,368
Net Income of Affiliate Attributable to Noncontrolling Interest	(1,200,000)	(1,935,159)	(20)

Net Income Attributable to Empire State Building Company L.L.C.	$11,079,529	$50,369,720	$40,304,348

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Changes in Equity

	Years Ended December 31, 2011, 2010 and 2009
	Total	Empire State Building Company L.L.C. Members’ Equity	Noncontrolling Interest
Equity—January 1, 2009	$228,606,700	$228,548,464	$58,236
Cumulative effect of adopting FASB ASC 740	(5,000,000)	—	(5,000,000)
Distributions—2009	(33,537,663)	(33,537,663)	—
Net Income—2009	40,304,368	40,304,348	20

Equity (Deficit) – December 31, 2009	230,373,405	235,315,149	(4,941,744)
Distributions—2010	(3,600,000)	(3,600,000)	—
Net Income—2010	52,304,879	50,369,720	1,935,159

Equity (Deficit)—December 31, 2010	279,078,284	282,084,869	(3,006,585)
Distributions—2011	(41,000,000)	(41,000,000)	—
Net Income—2011	12,279,529	11,079,529	1,200,000

Equity (Deficit)—December 31, 2011	$250,357,813	$252,164,398	$(1,806,585)

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2011	2010	2009
Cash Flows from Operating Activities:
Net income	$12,279,529	$52,304,879	$40,304,368
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,795,037	9,318,935	6,730,365
Amortization	3,038,347	2,374,619	2,313,059
Bad debts	5,423,352	2,405,578	3,396,162
Net change in operating assets and liabilities:
Accounts receivable	756,360	(2,533,006)	(3,637,698)
Rent receivable	(4,478,387)	1,359,668	(3,542,014)
Unbilled rent receivable	(8,392,856)	(4,740,929)	(807,032)
Loans receivable	118,396	46,334	—
Prepaid expenses	(365,719)	(1,226,486)	(1,426,019)
Deferred charges—leasing commissions and costs	(435,655)	(2,516,294)	(1,760,073)
Overage rent due from/to Lessor	30,669,078	540,960	(2,429,589)
Other assets	314,445	219,752	134,686
Accounts payable and accrued liabilities	5,062,734	(5,749,142)	6,815,027
Deferred income	2,943,959	372,366	3,350,789

Net Cash Provided by Operating Activities	59,728,620	52,177,234	49,442,031

Cash Flows from Investing Activities:
Property additions	(7,025,547)	(49,768,496)	(34,036,584)
Tenant improvement escrow, net	(6,585,444)	(3,539)	5,372,826

Net Cash Used in Investing Activities	(13,610,991)	(49,772,035)	(28,663,758)

Cash Flows from Financing Activities:
Members’ distributions	(41,000,000)	(3,600,000)	(33,537,663)
Reimbursements from Lessor	48,189,857	—	—
Outlays on behalf of Lessor	(64,835,291)	—	—
Other deferred costs	941,202	(941,202)	—
Advances from Lessor to fund building improvements	—	1,658	8,961,815

Net Cash Used in Financing Activities	(56,704,232)	(4,539,544)	(24,575,848)

Net Decrease in Cash and Cash Equivalents	(10,586,603)	(2,134,345)	(3,797,575)
Cash and Cash Equivalents—beginning of year	42,797,338	44,931,683	48,729,258

Cash and Cash Equivalents—end of year	$32,210,735	$42,797,338	$44,931,683

Net cash used in financing activities excludes increases of $1,069,069, $-0- and $-0- in accounts payable and accrued liabilities for the years ended December 31, 2011, 2010 and 2009, respectively.
Supplemental Schedule of Noncash Activities -
For the year ended December 31, 2010, the Company entered into a lease modification agreement with a tenant which had a rent receivable balance in arrears.
Decrease in rent receivable	$—	$1,399,909	$—
Increase in loans receivable	—	(1,399,909)	—

	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements

1. Organization and Nature of Business

Empire State Building Company L.L.C. (“ESB”) was originally organized on August 15, 1961 as a joint venture to lease and sublease the approximately 2,800,000 square foot office building and Observatory, more commonly known as the Empire State Building situated at 350 Fifth Avenue, New York, New York, (the “Property”). At December 31, 2011, the Property was approximately 68% occupied. On April 2, 1971, ESB converted from a joint venture to a general partnership. On December 17, 2001, ESB converted from a general partnership to a New York limited liability company and is now known as Empire State Building Company L.L.C. Although limited liability companies are unincorporated associations, their members have limited personal liability for the obligations or debts of the entity similar to stockholders of a corporation.

ESB commenced operations on August 15, 1961 and is to continue until the earlier of the complete disposition of all of the Company’s assets, unless sooner terminated pursuant to the Operating Agreement or by law.

On February 9, 1962, Empire State Building, Inc. (the “Observatory” or “Inc.”) was formed to sublease from ESB and operate the observation decks located on the 86th and 102nd floors of the Property. A new lease was entered into in 2010 (the “2010 Lease”) under which Inc. acted as agent for a joint venture (the “Joint Venture”) owned 99% by ESB and 1% by Inc. The Joint Venture arrangement has no significant impact on the financial position or results of operations reported in the consolidated financial statements. The 2010 Lease expired on December 31, 2010 and was not renewed.

On January 1, 2011, ESB entered into a lease for the observation decks with ESB Observatory LLC, a newly organized limited liability company owned 99% by ESB and 1% by ESB 102 Corporation (which, in turn, is owned 100% by ESB), for a five-year term commencing January 1, 2011 and expiring December 31, 2015. ESB Observatory LLC is to pay fixed annual rent of $6,700,000, adjusted each year commencing 2012 to reflect the increase in the Consumer Price Index, plus additional rent, as defined in the lease. The new leasing arrangement does not have a significant impact on the financial position or results of operations reported in the consolidated financial statements.

On July 15, 2009, ESB Captive Insurance Company L.L.C. (the “Captive”) was formed in the State of Vermont, as a captive insurance company to insure the Property and business interruption risks of ESB and the Observatory, including, but not limited to, terrorism risks. The Captive was formed as a single member limited liability company, wholly owned by ESB. For income tax reporting purposes, a single member LLC is classified as a division of its member, accordingly, the single member LLC’s taxable income or loss is reportable by its member. The Captive reinsures certain coinsurance amounts. There were no losses incurred through December 31, 2011.

2. Summary of Significant Accounting Policies

Principles of consolidation — The accompanying consolidated financial statements include the accounts of Empire State Building Company L.L.C. and its wholly owned subsidiaries: ESB Captive Insurance Company L.L.C., ESB 102 Corporation, and ESB Observatory LLC; and Empire State Building, Inc. (collectively, the “Company”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

The Company follows the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Among other matters, the noncontrolling interest standards require that noncontrolling interests be reported as part of equity in the consolidated balance sheets (separately from the controlling interest’s equity). The noncontrolling interest standards also require companies to disclose the changes in the noncontrolling interest in the statement of equity or in a separate note to the financial statements; and require that net income include earnings attributable to the noncontrolling interest with disclosure on the face of the statement of income of the amounts attributable to the parent and to the noncontrolling interest.

The Company’s interest in Empire State Building, Inc. is classified as a noncontrolling interest in the accompanying consolidated financial statements.

Variable interest entities — Under FASB ASC 810, “Consolidation,” when a reporting entity (ESB) is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary of a VIE is based on a qualitative rather than a quantitative analysis. An entity is required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Prior to January 1, 2011, ESB had determined that both Inc. and the Joint Venture were VIEs of which ESB was the primary beneficiary. As a result, ESB consolidated both the Joint Venture and Inc. at December 31, 2010, as ESB through its design of the Joint Venture and Inc. and its lease to the Joint Venture, had both the power to direct the activities that most significantly impact both the Joint Venture and Inc.’s economic performance and the obligation to absorb losses of both the Joint Venture and Inc. and the right to receive benefits from both the Joint Venture and Inc. that could be significant to both the Joint Venture and Inc.

On January 1, 2011, ESB deconsolidated the Joint Venture as a result of the expiration of the 2010 Lease. As of December 31, 2011, ESB continued to report an estimated $1,910,000 income tax liability relating to uncertain tax positions of Inc. as ESB is responsible for such liability.

The deconsolidation of the Joint Venture had no impact on ESB’s consolidated balance sheets and statement of income as ESB owned 99% of the Joint Venture.

The aggregate assets, liabilities and deficit of Inc. as of December 31, 2011 were $4,574,414, $6,380,999 and $(1,806,585), respectively, and net income for the year ended December 31, 2011 consisted of an income tax benefit of $1,200,000. The liabilities of Inc. consist of $1,910,000 of income tax liability and approximately $4,470,000 of intercompany payable due to ESB, which eliminates in consolidation. The aggregate assets, liabilities and deficit of the Joint Venture as of December 31, 2010 were $6,895,694, $9,902,279 and $(3,006,585) (includes Inc.’s 1% interest in the Joint Venture), respectively. Net income for the year then ended was $4,515,868 (net of rent paid to ESB). Net income attributable to the noncontrolling interest was $1,935,159 (inclusive of a $1,890,000 income tax benefit). Net income for 2009 was $20 (net of rent paid to ESB).

Revenue recognition:

Empire State Building Company L.L.C. — Minimum rental revenue is recognized on a straight-line basis over the terms of the subleases. The excess of rents so recognized over amounts contractually due pursuant to the underlying subleases is included in unbilled rents receivable on the accompanying balance sheets. Leases

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

generally contain provisions under which tenants reimburse the Company for a portion of property operating expenses, real estate taxes and other recoverable costs. Receivables for escalation and expense reimbursements are accrued in the period the related expenses are incurred. Rental payments received before they are recognized as income are recorded as deferred income.

ESB provides an estimated allowance for uncollectible rent and loans receivable based upon an analysis of tenant and loan receivables and historical bad debts, tenant concentrations, tenant credit worthiness, tenant security deposits (including letters of credit and lease guarantees provided by the tenant), current economic trends and changes in tenant payment terms. Rent receivable is shown net of an estimated allowance for doubtful accounts of $1,455,000 and $1,192,000 at December 31, 2011 and 2010, respectively. Unbilled rent receivable is shown net of an estimated allowance for doubtful accounts of $710,000 and $165,000 at December 31, 2011 and 2010, respectively.

Bad debt expense is shown net of recoveries.

ESB Observatory LLC and Empire State Building, Inc. — Revenues from the sale of Observatory tickets are recognized upon admission. Deferred income related to unused and unexpired tickets as of December 31, 2011 was approximately $3,400,000.

ESB Observatory LLC and Empire State Building, Inc. provide an estimated allowance for uncollectible accounts receivable based upon an analysis of accounts receivable and historical bad debts, customer credit worthiness, current economic trends and changes in payment terms. Management believes no allowance is necessary for outstanding accounts receivable balances at December 31, 2011 and 2010.

Cash and cash equivalents — The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

At times the Company has demand and other deposits with a bank in excess of federally insured limits. The possibility of loss exists if the bank holding uninsured deposits were to fail.

Property — The Company reviews real estate assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets to be held and used may not be recoverable. Impairment losses are recognized when the estimated undiscounted cash flows expected to be generated by those assets are less than the assets’ carrying amount. Impaired assets are recorded at their estimated fair value calculated based on the discounted cash flows expected to be generated by the asset. No impairment loss has been recorded for the years ended December 31, 2011, 2010 and 2009.

Depreciation and amortization — Depreciation is computed by the straight-line method over the estimated useful lives of forty years for the leasehold improvements and seven years for equipment. The leasehold is being depreciated by the straight-line method over the term of the sublease. Subtenant improvements, leasing commissions and leasing costs are amortized by the straight-line method over the terms of the related tenant leases.

Repairs and maintenance are charged to expense as incurred. Expenditures which increase the useful lives of the assets are capitalized.

Sales tax — Sales tax collected by ESB from tenants for sub-metered electricity is presented in the financial statements on a gross basis and, accordingly, included in revenue and expenses. Observatory admission ticket sales are reported net of sales tax and, accordingly, excluded from revenue and expenses.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

Income taxes — ESB and ESB Observatory LLC are not subject to federal and state income taxes and, accordingly, make no provision for federal and state income taxes in the accompanying financial statements. ESB’s rental operations are not subject to local income taxes. ESB’s taxable income or loss (which includes the income or loss of the Captive) is reportable by its members.

Empire State Building, Inc. has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code and applicable New York State income tax law effective January 1, 1971. Accordingly, the Company has not provided for federal or state income taxes since all income is passed through directly to the stockholders for the years ended December 31, 2011, 2010 and 2009. New York City does not recognize S Corporations as pass-through entities. Therefore, Empire State Building, Inc. is subject to New York City general corporate tax which totaled approximately $2,500 for the year ended December 31, 2010. ESB and ESB Observatory LLC are subject to New York City Unincorporated Business tax which totaled approximately $177,000 and $184,000 for the years ended December 31, 2011 and 2010, respectively. ESB 102 Corporation is subject to federal, New York State and New York City corporation tax, which totaled approximately $11,000 for the year ended December 31, 2011. ESB Observatory LLC was in place as of January 1, 2011. The $184,000 is related to ESB Co. Inc. JV, which was the JV in place in 2010.

The Company follows the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes,” which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740 the tax benefit from an uncertain tax position may only be recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Among other matters, FASB ASC 740 also provides guidance on accounting for interest and penalties associated with tax positions. As of December 31, 2011, the Company has recorded a liability of $1,910,000 for uncertain tax positions, which is included in accounts payable and accrued liabilities on the Company’s consolidated balance sheet (including $619,000 of accrued interest and penalty). During the years ended December 31, 2011 and 2010, the Company recorded a tax benefit of $1,200,000 and $1,890,000 (inclusive of reductions in interest and penalties of $330,000 and $496,000) as a component of Observatory Income, net on the accompanying consolidated statement of income. The liability is based on amounts of possible outcomes, using facts, circumstances and information available at the reporting date. Interest and penalties are included as a component of income tax benefit on the accompanying consolidated statement of income.

Taxable years ended December 31, 2008, 2009, 2010 and 2011 are subject to IRS and other jurisdictions tax examinations.

Advertising — The Company expenses advertising costs as incurred. The Company incurred advertising costs of $4,703,117, $5,054,935 and $4,672,938, respectively (inclusive of $2,589,864 incurred by ESB Observatory LLC in 2011 and $2,516,693 and $2,315,290 incurred by Empire State Building, Inc. in 2010 and 2009), for the years ended December 31, 2011, 2010 and 2009.

Environmental costs — The Property contains asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations. As certain demolition of the space occurs, environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, the Company is unable to reasonably estimate the fair value of this obligation. Asbestos abatement costs are charged to expense as incurred.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company regards the allowance for uncollectible rents (including unbilled rent receivable) as being particularly sensitive. Further, when tenants experience financial difficulties, uncertainties associated with assessing the recoverability of subtenant improvements and leasing commissions increase.

Other items subject to such estimates and assumptions include the determination of the useful life of real estate and other long-lived assets as well as the valuation and impairment analysis of real property and other long-lived assets.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

Recently adopted accounting pronouncements — In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and requires disclosure of details of significant asset or liability transfers in and out of Level 1 and Level 2 measurements within the fair value hierarchy and inclusion of gross purchases, sales, issuances, and settlements in the rollforward of assets and liabilities valued using Level 3 inputs within the fair value hierarchy. The guidance also clarifies and expands existing disclosure requirements related to the disaggregation of fair value disclosures and inputs used in arriving at fair values for assets and liabilities using Level 2 and Level 3 inputs within the fair value hierarchy. These disclosure requirements were effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of this guidance on January 1, 2010, excluding the Level 3 rollforward, did not result in additional disclosures in our consolidated financial statements. The gross presentation of the Level 3 rollforward is required for interim and annual reporting periods beginning after December 15, 2010. The adoption of this pronouncement did not have a material impact on the Company’s financial statements.

New accounting pronouncements not yet adopted — In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. In accordance with the guidance the Company requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. For nonpublic companies this ASC is effective for annual periods for fiscal years ending after December 31, 2012. The adoption of this update on January 1, 2012 is not expected to have a material impact on our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-9, Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan. The ASU requires substantially more disclosures regarding the multiemployer plan the Company participates in, the nature of the Company’s commitment to the plan and other disclosures. The current recognition and measurement guidance is unchanged. The Company is evaluating the disclosures required under the ASU. For non-public companies this ASU is effective for annual periods for fiscal years ending after December 31, 2012.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

3. Members’ Equity

Profits, losses and distributions are allocated to the members pursuant to the Company’s Operating Agreement.

The Company must maintain minimum capital and surplus of $250,000 in accordance with Vermont captive insurance regulations.

4. Deferred Charges

Deferred charges consist of the following as of December 31, 2011 and 2010:

	2011	2010
Leasing commissions	$20,315,761	$22,758,830
Leasing costs and other deferred costs	872,891	1,888,175

	21,188,652	24,647,005
Less accumulated amortization	8,796,389	8,460,780

Total	$12,392,263	$16,186,225

5. Loans Receivable

During 2010, the Company entered into lease modification agreements with two tenants which had rent receivable balances in arrears totaling $1,399,909. Interest income is recognized using the effective interest method and recognized on the accrual basis. As of December 31, 2011, loans receivable consist of the following:

Date of Loan	Outstanding Principal Balance	Interest Rate	Maturity
February 28, 2010	$995,179	LIBOR (*) + 3.5%	December 1, 2024
December 28, 2010	240,000	Prime (**) + 3.0%	December 1, 2015

	$1,235,179

(*) 0.0556% (three month LIBOR) at December 31, 2011.

(**) 3.25% at December 31, 2011.

Future principal payments due are as follows:

2012	$119,000
2013	122,000
2014	124,000
2015	127,000
2016	70,000
Thereafter	673,179

$1,235,179

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

6. Related Party Transactions

ESB (the “Lessee”) entered into a lease agreement with Empire State Building Associates L.L.C. (the “Lessor”) which was set to expire on January 4, 2013. On February 11, 2010, the Company exercised the remaining lease renewal options for the period January 4, 2013 to January 4, 2076. The lease provides for an annual basic minimum rent equal to $6,018,750 through January 4, 2013; thereafter, the annual basic minimum rent is equal to $5,895,625.

In accordance with the 3rd lease modification dated as of July 26, 2011, the minimum basic rent described above has been increased to cover debt service on the outstanding principal balance (in an amount not to exceed $159,000,000 without the Lessee’s consent) in excess of $60,500,000 on the Lessor’s $300,000,000 new mortgage Loan obtained July 26, 2011 (the “Loan”), of which $159,000,000 has been advanced as of December 31, 2011. Provided no event of default has occurred, and subject to other conditions, upon the Company’s request, HSBC has also agreed to source further additional commitments aggregating up to $200,000,000 in the sole discretion of the lenders. Any further advances under the Loan are subject to the consent of Lessee.

On July 26, 2011, the Lessor closed on a new mortgage loan with HSBC Bank USA and other participating banks (the “Lenders”) with an initial advance of $159,000,000 to be used to pay and discharge all existing mortgage loans secured by the Property, to fund operations and working capital requirements relating to the Property (including for improvements) and certain other general purposes. Subject to the conditions set forth in the Loan agreement, the Lenders may provide the Lessor with additional advances of up to $76,000,000 and use commercially reasonable efforts to arrange for additional commitments from other financial institutions in an aggregate amount equal to $65,000,000. On November 2, 2011 the Loan was amended to increase the loan amount to $300,000,000. There were no additional principal advances for the year ending December 31, 2011. The Lessor must also maintain a debt yield as specified in the Loan. Subject to the terms and conditions of the Loan, the outstanding principal amount of the loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the Loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. The aggregate rate was 2.78% at December 31, 2011. The Lessor is obligated to repay the outstanding amount of the Loan plus accrued and unpaid interest and all other amounts due under the Loan and related documents on July 26, 2014, which the Lessor may extend to July 26, 2015 and thereafter to July 26, 2016, in each case, subject to an extension fee of 0.25% of the total availability under the Loan at the time of such extension. Such extensions are subject to customary conditions, including the maintenance of a certain loan-to-value ratio and debt yield and the absence of an event of default. The Lessor incurred a prepayment penalty of approximately $2,400,000 in connection with the repayment of the old notes.

Improvement and tenanting costs funded out of the proceeds from the Lessor’s mortgage loans which are secured by the Property are borne by the Lessor and capitalized as property improvements or tenanting costs in the Lessor’s financial statements. Improvement and tenanting costs funded out of the ESB’s operating cash flow are borne by ESB and are capitalized in its financial statements as leasehold improvements or tenanting costs.

In connection with the July 2011 refinancing of Lessor’s mortgage loans with a new $159,000,000 mortgage, approximately $58,000,000 became available to fund property improvements and tenanting costs allowing reimbursement to the Company subsequent to June 30, 2011 of approximately $34,000,000 it had incurred and recorded on its financial statements during the first six months of 2011 for fixed asset additions of $24,400,000 and deferred leasing costs of $9,600,000. The foregoing was effected in the third quarter of 2011 and resulted in 1) Company’s removal of such asset additions and Lessor’s recording of same on its financial statements, and 2) Company’s accrual of overage rent payable to the Lessor equal to approximately 50% thereof. During the year ended December 31, 2011, the Company outlaid approximately $63,944,272 for improvements

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

and tenanting costs all of which has been reimbursed to the Company, other than $6,067,806 due from lessor at December 31, 2011.

In accordance with the 2nd lease modification dated as of February 25, 2009, the minimum basic rent described above was increased to cover debt service on the Lessor’s $31,500,000 second mortgage loan obtained on February 25, 2009 that was repaid on July 26, 2011 with the proceeds from the Loan described above. The basic rent was increased to cover debt service, which consisted of only interest during the period the second mortgage loan was outstanding and totaled $1,132,000 and $2,075,938 for the years ended December 31, 2011 and 2010, respectively.

The lease also provides for additional rent (“Overage Rent”) through all renewal terms equal to 50% of the Lessee’s annual net operating profit, as defined, in excess of $1,000,000, in each lease year.

In addition to the above, the Lessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident.

Beginning in 2008 when participants in the Lessor consented to a building improvements program (the “Program”), a Program has been undertaken by the Company to maintain and enhance the Property and its competitive position. Through December 31, 2011 the Company has incurred costs related to the Program of approximately $143,151,000 (which consisted of building improvements and tenant leasing costs of approximately $80,508,000 and $62,643,000, respectively), and the Lessor has incurred costs related to the Program of approximately $73,382,000 (which consisted of building improvements and tenant leasing costs of approximately $34,735,000 and $38,647,000, respectively). In addition, during the period from 2006-2008, the Company incurred building improvement costs of $15,684,000. The Company currently estimates that the total costs of all Program-related projects will be approximately $590,000,000 to $610,000,000. Lessor intends to seek additional financing to fund future Property improvements and tenanting costs.

The Company advances funding for the Program and bills the Lessor for certain costs incurred. The Program (1) grants the ownership of improvements and tenanting costs funded by Lessor to Lessor and acknowledges Lessor’s desire to finance such costs through an increase in the fee mortgage, and (2) allows for the increased mortgage charges to be paid by Lessor from an equivalent increase in basic rent paid by the Company, all to the extent the Company joins Lessor in approving such mortgage increase. Since additional rent will be decreased by one-half of that increase in basic rent, the net effect of the lease modification is to have the Company and Lessor share the costs of the Program equally, assuming the Company’s profitability continues to obligate it to pay overage rent.

In connection with the Loan, the Company has assigned all subleases and rents to the lender as additional collateral.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

The following is a schedule of future minimum rental payments as of December 31, 2011 (based on the current amount of the Lessor’s outstanding mortgage obligation and assuming there are no additional principal drawdowns, the Loan continues to bear interest at the aggregate rate in effect as of December 31, 2011 and the Loan is repaid on its initial maturity date):

2012	$8,810,000
2013	8,680,000
2014	8,170,000
2015	5,900,000
2016	5,900,000
Thereafter	347,890,000

$385,350,000

Distributions are paid from a cash account held by Malkin Holdings. That account is reflected on the balance sheets as “Due from Supervisor.”

Due to Lessor at December 31, 2010 represents advances made to the Company of $8,963,473 for building improvements. Due from Lessor at December 31, 2011 of $6,067,806 represents unpaid outlays made on their behalf.

Due from Supervisor at December 31, 2011 and 2010 represents cash held on our behalf by our Supervisor.

Supervisory and other services are provided to the Company by its Supervisor, Malkin Holdings LLC (“Malkin Holdings”), a related party.

Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Fees and payments to Malkin Holdings during the years ended December 31, 2011, 2010 and 2009, are as follows:

	2011		2010		2009
Basic supervisory fees	$583,368		$574,000		$270,000
Offering costs for work done by the employees of the Supervisor	983,027	*	119,038	*	—
Other fees and disbursements	660,318	*	129,306	*	272,060	*
Service fee on security deposit accounts	24,610		22,988		41,707

Total	$2,251,323		$845,332		$583,767

*	Included in other professional fees in the Consolidated Statements of Income.

For administration and investment of each tenant security deposit account, Malkin Holdings has earned since 1973 a service fee of 1% of the account balance, which fee totaled $24,610 and $22,988 for the years ended December 31, 2011 and 2010, respectively. As this service fee is deducted from interest otherwise payable to tenants, these financial statements show no related expense to the Company.

Through December 31, 2011, the Company has been charged an aggregate of $9,407,731, included in acquisition fees and other professional fees, of which $1,284,892 is included in accrued liabilities at December 31, 2011, to reimburse Malkin Holdings for services and third-party fees it had advanced pertaining to certain matters regarding a course of action that could result in the Company being acquired by Empire State

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a real estate investment trust (REIT). Such fees are borne entirely by the Company and are not shared indirectly with the Lessor through Overage Rent deductions. If the REIT formation and public offering is completed, the Company will be reimbursed for all such costs by the REIT.

Under separate agreements to which the Company is not a party, Malkin Holdings, members of Mr. Malkin’s immediate family and other persons having no management role or ownership interest in Malkin Holdings receive additional payments from investors in the Company in varying percentages, based upon current year distributions. These third party payments do not impose any obligation upon the Company or affect its assets and liabilities.

Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from Lessor a basic annual fee and a payment in respect of a profits interest based on distributions to Lessor’s investors. Beneficial interests in Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

7. Rental Income Under Operating Subleases

Future minimum rentals (including antenna license fees) assuming neither renewals nor extensions of leases which may expire during the periods, on noncancelable operating leases in effect as of December 31, 2011 are as follows:

2012	$90,690,000
2013	90,480,000
2014	85,920,000
2015	82,540,000
2016	71,930,000
Thereafter	385,550,000

$807,110,000

At December 31, 2011, one tenant, a consumer goods sourcing company comprised approximately 27% of future minimum rental income. There were no other tenants which comprised over 10% of the future minimum rental income.

In connection with a lease entered into during 2008, the Company was required to escrow funds for the Company’s contribution for improvement work to be performed. These funds will be disbursed as the work is completed (as defined).

8. Leasing Agreements

The Company has engaged Newmark Knight Frank (“NKF”) as leasing agent for the non-retail space of the Property. For the years ended December 31, 2011, 2010 and 2009, NKF commissions capitalized by Company totaled approximately zero, $772,000 and $8,500, respectively.

The Company has engaged CB Richard Ellis, Inc. (“CBRE”) as leasing agent for the retail space of the Property. For the years ended December 31, 2011, 2010 and 2009, CBRE commissions capitalized by Company totaled approximately zero, $930,000 and $895,000, respectively.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

9. Multiemployer Pension Plan

In connection with the Company’s collective-bargaining agreements with the Service Employees Janitorial Union-Local 32B-32J and the Central Pension Fund-Local 94, the Company participates with other companies in two defined benefit pension plans. The plans cover all of the Company’s janitorial and engineering employees who are members of the union. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. ESB incurred union pension and welfare expense (which is included in payroll and related costs) of approximately $2,876,000, $2,683,000 and $3,857,000, respectively, for the years ended December 31, 2011, 2010 and 2009. ESB, Inc. incurred union pension and welfare expense of approximately $2,155,000 and $2,916,000 (which is included in payroll and related costs — see Note 12) for the years ended December 31, 2010 and 2009. ESB Observatory LLC incurred union pension and welfare expense of approximately $2,549,000 (which is included in payroll and related costs — see Note 12) for the year ended December 31, 2011.

Under the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal or termination of a multiemployer plan for its proportionate share of the plan’s unfunded vested benefits liability. Management has no intention of undertaking any action which could subject the Company to the obligation.

10. Pension Plan

The Company maintains a 401(k) defined contribution plan (the “Plan”) which covers substantially all employees of the Company who meet the eligibility requirements set forth in the Plan documents.

The Plan allows the Company to make discretionary employer contributions. There were no employer contributions for the years ended December 31, 2011 and 2010. The Plan may be terminated at the option of the Company.

11. Fair Value of Financial Instruments

Cash and cash equivalents (including tenant improvement escrow), accounts receivable, rent receivable, due from Lessor, due from Supervisor, tenant security deposit payable, accounts payable and accrued liabilities, and due to Lessor are carried at amounts which reasonably approximate their fair values, due to the short maturities of the instruments. Loans receivable are carried at amounts which reasonably approximate their fair values at inception due to no known changes in the credit worthiness of the borrowers.

12. Observatory Operations

The operations of the Empire State Building Observatory are summarized as follows:

	Years Ended December 31,
	2011	2010	2009
Income:
Admissions	$72,992,182	$70,030,303	$63,310,227
Ancillary income	295,442	570,793	1,155,349
Credit card and other sales fees	(1,116,105)	(730,504)	(623,881)

Total Income	72,171,519	69,870,592	63,841,695

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

	Years Ended December 31,
	2011	2010	2009
Operating Expenses:
Payroll and related costs	15,620,010	15,051,314	14,326,402
Advertising	2,589,864	2,516,693	2,315,290
Commercial rent and other taxes	835,500	758,493	392,487
Repairs and maintenance	457,918	539,669	330,518
Professional fees	1,183,622	451,760	417,168
Administrative	522,311	804,381	524,132
Other expense	—	16,837	—

Total Operating Expenses	21,209,225	20,139,147	18,305,997

*Operating Income	50,962,294	49,731,445	45,535,698
Income Tax Benefit	1,200,000	1,890,000	—
Income prior to income received directly by Empire State Building Company LLC	$52,162,294	$51,621,445	$45,535,698
Revenue received directly by Empire State Building Company LLC:
Observatory license fees	4,869,531	4,727,697	4,631,085
Photography income	2,590,487	2,535,254	2,331,751
Audio tour income	170,544	882,875	684,283
Other income	760,365	863,501	158,610

Observatory Income, net	$60,553,221	$60,630,772	$53,341,427

*	Prior to rent paid and profit sharing to ESB which eliminates in consolidation.

13. Litigation

The Company is a party to certain routine legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance, or, if not so covered, are without merit or are of such kind or involve such amounts, that an unfavorable disposition would not have a material effect on the financial position of the Company.

(1) 1997 Arbitration/Litigation Proceeding

Malkin Holdings and Peter L. Malkin, a member in the Company, were engaged in a proceeding with Helmsley-Spear, Inc. commenced in 1997, concerning the management, leasing and supervision of the Property, in which Malkin Holdings and Mr. Malkin sought an order removing Helmsley-Spear. In this connection, certain costs for legal and professional fees and other expenses were paid by Malkin Holdings and Mr. Malkin. Malkin Holdings and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent tribunal authorizes payment by the Company or (b) an investor voluntarily agrees that his or her proportionate share be paid. Mr. Malkin has requested, or intends to request, such voluntary agreement from all investors, which may include renewing such request in the future for any investor who previously received such request and failed to confirm agreement at that time. Because any related payment has been, or will be, made only by consenting investors, the Company has not provided for the expense and related liability with respect to such costs in these consolidated financial statements and such consent has not been received at December 31, 2011.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirmed the right of the investors to vote to terminate Helmsley-Spear without cause, (ii) dismissed Helmsley-Spear’s claims against Malkin Holdings and Peter Malkin, and (iii) rejected the termination of Helmsley-Spear for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Malkin Holdings’ petition, vacated the judgment of the Appellate Division and remanded the case to the New York court.

On October 14, 2004, the Appellate Division issued a unanimous decision reversing the Arbitrators. The Appellate Division decided (i) that there was a covert assignment without the Company’s knowledge or consent and (ii) that the corporation controlled by Irving Schneider and now named “Helmsley-Spear,” which had represented itself to be the Company’s managing agent since September 1997, in fact never received a valid assignment to become the Company’s managing agent. The Company’s previously authorized managing agent, the original corporation named “Helmsley-Spear,” was owned by Harry B. Helmsley and had become inactive. On February 21, 2006, the Court of Appeals reversed the decision of the Appellate Division and reinstated the decision of the Arbitrators, including items (i), (ii) and (iii) in the preceding paragraph. On July 21, 2006, Malkin Holdings filed a certiorari petition seeking review by the U.S. Supreme Court, which it later withdrew as part of the August 29, 2006 settlement agreement terminating claims broadly by exchange of general releases between Helmsley-Spear, Irving Schneider, and their related parties, on one hand, and Leona M. Helmsley, Peter L. Malkin, Malkin Holdings, various property owners supervised by Malkin Holdings, and their related parties, on the other.

(2) 1998-2002 Irving Schneider Actions against the Company’s Supervisor and Member

In January 1998, Irving Schneider, who was then one of the controlling principals of Helmsley-Spear and has never had a record or beneficial interest in the Company, brought litigation against the Company’s supervisor, Malkin Holdings, and member, Peter L. Malkin, claiming misconduct and seeking damages and disqualification from performing services for the Company. In March 2002, the court dismissed Mr. Schneider’s claims. Although Mr. Schneider thereafter appealed the dismissal, the claim was withdrawn prior to 2006.

Also in April 2002, an attorney whose fees were reportedly paid by Mr. Schneider submitted to the Departmental Disciplinary Committee of the Appellate Division of the Supreme Court of New York, First Department, copies of Mr. Schneider’s complaints in the foregoing and related litigation with such attorney’s letter asserting that the activities of Mr. Malkin and Malkin Holdings, as alleged in those complaints, violated the Code of Professional Responsibility. No action was ever taken by the Disciplinary Committee against Mr. Malkin or Malkin Holdings regarding any of these matters.

During 2002, acting upon a complaint of Mr. Schneider and his attorney, the Manhattan District Attorney’s Office conducted an investigation of Mr. Malkin and Malkin Holdings regarding Malkin Holding’s receipt of a 1% fee for administering the tenant security accounts of the Company and other supervised entities. Malkin Holdings made submissions through counsel to show that the fee was expressly permitted under statute and was in accord with prior agreement. By letter dated July 23, 2002, the District Attorney’s Office advised that it had concluded its investigation and that no charge would be brought against Mr. Malkin or Malkin Holdings.

In accord with a written legal opinion from Thelen Reid & Priest dated April 29, 2005, both Malkin Holdings and Mr. Malkin are entitled to reimbursement from the Company for their expenses to various service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in the successful defense against all these Section (2) claims to the extent relating to the Company, as follows: (a) $238,069 for the successful defense against the 1998-2002 litigations, (b) $39,621 for the successful defense against Mr. Schneider’s complaint to the

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

District Attorney, and (c) $13,827 for the successful defense against the related complaint to the Disciplinary Committee. These reimbursements were deferred without any charge for interest until the Company’s operations were stabilized and its cash and borrowing position permitted payment in June 2008.

All reimbursed expenses funded by the Company under this Section (2) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

(3) 2006 Settlement Agreement

As stated above, the August 29, 2006 settlement agreement terminated Helmsley-Spear, Inc. as managing and leasing agent at the Property as of August 30, 2006. The Company is now self-managing the Property, while engaging third party leasing agents, CB Richard Ellis, Inc. for retail space since August 30, 2006 and Newmark Knight Frank for non-retail space since October 21, 2009.

Based upon relative building area and revenue among all the properties at which Helmsley-Spear was terminated pursuant to the settlement agreement, the Company’s allocable share of the contract settlement payment was $3,056,000. Such amount was funded during 2006 with $1,834,000 from the Company’s cash reserves and $1,222,000 by a capital contribution to the Company from Mrs. Helmsley. There was no change in Mrs. Helmsley’s share of the Company’s distributions and profits as a result of such capital contribution, but an equivalent amount of the settlement expense was allocated to her.

The Company’s allocable share of the fees to service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in connection with the settlement and related transition is $405,174, including preparation of a draft solicitation for a vote to remove Helmsley-Spear, submission to the Real Estate Board of New York of claims regarding Helmsley-Spear, negotiation and conclusion of the settlement agreement, and conclusion of a new leasing agreement with CB Richard Ellis. These fees were advanced by Malkin Holdings without any charge for interest and, pursuant to consent of the Company’s members, reimbursed by the Company in June 2008.

The expenses funded by the Company under this Section (3) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

14. Subsequent Events

a) In March 2012, the Company concluded an agreement with New York City for a reduction in real estate taxes for the tax years 2002/2003-2011/2012 resulting in gross tax savings of approximately $16,900,000, of which approximately $12,400,000 will be in the form of a refund and the balance through future tax reductions to be phased in through 2012/2016. Professional fees totaling $1,735,010, including $867,505 to Malkin Holdings, will be paid from the proceeds of the refund. The Company is reviewing the adjustment to real estate tax escalation rent billings to existing tenants resulting from the tax reduction.

b) An additional $30,000,000 was drawn on the Loan on April 6, 2012 bringing the total amount advanced to $189,000,000.

c) Five putative class actions have been brought by participants in Empire State Building Associates L.L.C. and several other entities supervised by Malkin Holdings that own fee or leasehold interests in various properties located in New York City (which were filed March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

March 19, 2012) (the “Class Actions”). As now pending in New York State Supreme Court, New York County, each Class Action challenges the proposed consolidation of those and other properties supervised by Malkin Holdings into a real estate investment trust (the “REIT”) and the initial public offering of shares in Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a REIT. The plaintiffs assert claims against Malkin Holdings, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, Empire State Realty OP, L.P., and the REIT (“Defendants”) for breach of fiduciary duty, unjust enrichment and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the participants, provides excessive benefits to Malkin Holdings and its affiliates and the prospectus/consent solicitation statement which is part of the registration statement on Form S-4 relating to the consolidation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, the Defendants may incur costs associated with defending or settling such litigation or paying any judgment if the Defendants lose. In addition, the Defendants may be required to pay damage awards or settlements. At this time, the Defendants cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on the Defendant’s financial statements. Defendants believe the Class Actions are baseless and intend to defend them vigorously.

There is a risk that other third parties will assert claims against the Defendants or the supervisor relating to this transaction, including, without limitation, that the supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the Defendants.

The Company has evaluated events and transactions for potential recognition or disclosure through April 11, 2012 the date the financial statements were available to be issued.

Empire State Building Company L.L.C. and Affiliates

Consolidated Balance Sheets

	March 31,	December 31,
	2012 (unaudited)	2011
ASSETS
Property—at cost:
Leasehold improvements	$165,277,999	$168,225,715
Subtenant improvements	62,001,552	62,001,552
Leasehold	740,000	740,000
Equipment	5,436,001	5,436,001

	233,455,552	236,403,268
Less accumulated depreciation and amortization	53,709,990	53,913,170

Net Property	179,745,562	182,490,098

Other Assets:
Cash and cash equivalents	22,200,022	32,210,735
Cash—restricted—tenants’ security deposits	5,910,364	5,890,221
Cash—tenant improvement escrow	7,268,591	7,268,591
Cash—other escrow	334,585	—
Accounts receivable—net	1,385,560	1,507,232
Rent receivable—net	4,196,129	3,800,230
Unbilled rent receivable—net	45,082,587	43,796,054
Loans receivable	1,205,545	1,235,179
Prepaid expenses	8,226,010	16,390,511
Deferred charges and other deferred costs, net of accumulated amortization	11,931,385	12,392,263
Due from Lessor	6,427,351	6,067,806
Due from Supervisor	300,000	300,000

Total Assets	$294,213,691	$313,348,920

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Balance Sheets (Continued)

	Three Months Ended March 31,	December 31,
	2012 (unaudited)	2011
LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued liabilities	$13,472,176	$19,384,473
Tenants’ security deposits payable	5,910,364	5,890,221
Overage rent due to Lessor	6,837,255	28,780,449
Deferred income	7,810,667	8,935,964

Total Liabilities	34,030,462	62,991,107

Commitments and Contingencies	—	—
Equity (Deficit):
Empire State Building Company L.L.C. members’ equity	260,809,814	252,164,398
Noncontrolling interest	(626,585)	(1,806,585)

Total Equity	260,183,229	250,357,813

Total Liabilities and Equity	$294,213,691	$313,348,920

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Income

	Three Months Ended March 31,
	2012	2011
Income:
Rent:
Minimum rental revenue	$17,114,201	$16,675,317
Tenant reimbursements	5,774,637	6,306,435
Antenna license fees	4,289,247	3,917,197
Other	891,131	485,958

Total Rent	28,069,216	27,384,907

Real Estate Tax Refund – net:	9,124,934	—
Observatory:
Revenue	16,417,636	14,799,075
Expenses	3,857,730	3,461,401

Observatory Net Income	12,559,906	11,337,674

Total Income	49,754,056	38,722,581

Operating Expenses:
Basic rent expense	2,367,463	2,023,688
Overage rent	6,837,255	—
Real estate taxes	7,666,128	7,114,168
Payroll and related costs	5,493,618	5,815,353
Repairs and maintenance	3,871,540	2,699,860
Utilities	3,532,636	3,153,502
Supervisory fees	150,108	143,500
Professional fees	1,263,583	833,484
Insurance	1,771,435	1,963,009
Advertising	727,829	460,405
Cleaning	687,954	481,302
Administrative	556,901	362,810
Acquisition fees	1,148,986	—
Depreciation	2,744,536	2,738,426
Amortization	460,878	594,863
Bad debts, net	(226,582)	(322,246)

Total Operating Expenses	39,054,268	28,062,124

Operating Income	10,699,788	10,660,457
Interest and Dividend Income	25,628	27,833

Net Income	10,725,416	10,688,290
Net Income of Affiliate Attributable to Noncontrolling Interest	(1,180,000)	(1,290,000)

Net Income Attributable to Empire State Building Company L.L.C.	$9,545,416	$9,398,290

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Changes in Equity

Three Months Ended March 31, 2012 (unaudited)	Total	Empire State Building Company L.L.C. Members’ Equity	Non-controlling Interest
Equity (Deficit)—January 1, 2012	250,357,813	252,164,398	(1,806,585)
Distributions—2012	(900,000)	(900,000)	—
Net Income—2012	10,725,416	9,545,416	1,180,000

Equity (Deficit)—March 31, 2012	$260,183,229	$260,809,814	$(626,585)

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Cash Flows

Three Months Ended March 31,	2012 (unaudited)	2011
Cash Flows from Operating Activities:
Net income	$10,725,416	$10,688,290
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,744,536	2,738,433
Amortization	460,878	594,863
Bad debts	(226,582)	(322,246)
Net change in operating assets and liabilities:
Cash—other escrow, net	(334,585)	—
Accounts receivable	121,672	(66,436)
Rent receivable	(169,317)	1,320,269
Unbilled rent receivable	(1,286,533)	(1,281,720)
Loans receivable	29,634	29,056
Prepaid expenses	8,164,501	7,975,168
Deferred charges—leasing commissions and costs	—	(4,998,452)
Overage rent due from/to Lessor	(21,943,194)	1,888,629
Other assets	—	185,854
Accounts payable and accrued liabilities	(9,927,859)	(3,505,964)
Tenants’ security deposits	—	80,401
Deferred income	(1,125,297)	(1,890,975)

Net Cash Provided by Operating Activities	(12,766,730)	13,435,170

Cash Flows from Investing Activities:
Property additions	—	(11,723,642)
Tenant improvement escrow, net	—	(528)

Net Cash Used in Investing Activities	—	(11,724,170)

Cash Flows from Financing Activities:
Members’ distributions	(900,000)	(900,000)
Reimbursements from Lessor	14,548,492	—
Outlays on behalf of Lessor	(10,892,475)	—
Advances from Lessor to fund building improvements	—	149
Other deferred costs	—	(156,033)

Net Cash Used in Financing Activities	2,756,017	(1,055,884)

Net Decrease in Cash and Cash Equivalents	(10,010,713)	655,116
Cash and Cash Equivalents—beginning of year	32,210,735	42,797,338

Cash and Cash Equivalents—end of period	$22,200,022	$43,452,454

Net cash used in investing activities includes decreases of $3,066,806 in accounts payable and accrued liabilities for the three months ended March 31, 2011.

Net cash provided by financing activities excludes increases of $4,015,562 and $691,439 in accounts payable and accrued expenses for the three months ended March 31, 2012 and 2011, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements

1. Organization and Nature of Business

Empire State Building Company L.L.C. (“ESB”) was originally organized on August 15, 1961 as a joint venture to lease and sublease the approximately 2,800,000 square foot office building and Observatory, more commonly known as the Empire State Building situated at 350 Fifth Avenue, New York, New York, (the “Property”). At March 31, 2012, the Property was approximately 66% occupied. On April 2, 1971, ESB converted from a joint venture to a general partnership. On December 17, 2001, ESB converted from a general partnership to a New York limited liability company and is now known as Empire State Building Company L.L.C. Although limited liability companies are unincorporated associations, their members have limited personal liability for the obligations or debts of the entity similar to stockholders of a corporation.

ESB commenced operations on August 15, 1961 and is to continue until the earlier of the complete disposition of all of the Company’s assets, unless sooner terminated pursuant to the Operating Agreement or by law.

On February 9, 1962, Empire State Building, Inc. (the “Observatory” or “Inc.”) was formed to sublease from ESB and operate the observation decks located on the 86th and 102nd floors of the Property. A new lease was entered into in 2010 (the “2010 Lease”) under which Inc. acted as agent for a joint venture (the “Joint Venture”) owned 99% by ESB and 1% by Inc. The Joint Venture arrangement has no significant impact on the financial position or results of operations reported in the consolidated financial statements. The 2010 Lease expired on December 31, 2010 and was not renewed.

On January 1, 2011, ESB entered into a lease for the observation decks with Empire State Realty Observatory TRS, LLC (formerly ESB Observatory LLC), a newly organized limited liability company owned 99% by ESB and 1% by ESB 102 Corporation (which, in turn, is owned 100% by ESB), for a five-year term commencing January 1, 2011 and expiring December 31, 2015. Empire State Realty Observatory TRS, LLC is to pay fixed annual rent of $6,700,000, adjusted each year commencing 2012 to reflect the increase in the Consumer Price Index, plus additional rent, as defined in the lease. The new leasing arrangement does not have a significant impact on the financial position or results of operations reported in the consolidated financial statements.

On July 15, 2009, ESB Captive Insurance Company L.L.C. (the “Captive”) was formed in the State of Vermont, as a captive insurance company to insure the Property and business interruption risks of ESB and the Observatory, including, but not limited to, terrorism risks. The Captive was formed as a single member limited liability company, wholly owned by ESB. For income tax reporting purposes, a single member LLC is classified as a division of its member, accordingly, the single member LLC’s taxable income or loss is reportable by its member. The Captive reinsures certain coinsurance amounts. There were no losses incurred through March 31, 2012.

2. Summary of Significant Accounting Policies

Principles of consolidation — The accompanying consolidated financial statements include the accounts of Empire State Building Company L.L.C. and its wholly owned subsidiaries: ESB Captive Insurance Company L.L.C., ESB 102 Corporation, and Empire State Realty Observatory TRS, LLC; and Empire State Building, Inc. (collectively, the “Company”).

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information. In the opinion of the Company’s management, all adjustments consisting of normal recurring adjustments, considered necessary for

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

the fair presentation of the financial statements have been included. The results of operations for the three months ended March 31, 2012 and 2011 are not necessarily indicative of the results to be expected for any interim period or the full year.

All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company follows the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Among other matters, the noncontrolling interest standards require that noncontrolling interests be reported as part of equity in the consolidated balance sheet (separately from the controlling interest’s equity). The noncontrolling interest standards also require companies to disclose the changes in the noncontrolling interest in the statement of equity or in a separate note to the financial statements; and require that net income include earnings attributable to the noncontrolling interest with disclosure on the face of the statements of income of the amounts attributable to the parent and to the noncontrolling interest.

The Company’s interest in Empire State Building, Inc. is classified as a noncontrolling interest in the accompanying consolidated financial statements

Variable interest entities — Under FASB ASC 810, “Consolidation,” when a reporting entity (ESB) is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary of a VIE is based on a qualitative rather than a quantitative analysis. An entity is required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Prior to January 1, 2011, ESB had determined that both Inc. and the Joint Venture were VIEs of which ESB was the primary beneficiary. As a result, ESB consolidated both the Joint Venture and Inc. at December 31, 2010, as ESB through its design of the Joint Venture and Inc. and its lease to the Joint Venture, had both the power to direct the activities that most significantly impact both the Joint Venture and Inc.’s economic performance and the obligation to absorb losses of both the Joint Venture and Inc. and the right to receive benefits from both the Joint Venture and Inc. that could be significant to both the Joint Venture and Inc.

On January 1, 2011, ESB deconsolidated the Joint Venture as a result of the expiration of the 2010 Lease. As of March 31, 2012, ESB’s balance sheet reported an estimated $730,000 income tax liability relating to uncertain tax positions of Inc. as ESB is responsible for such liability.

The deconsolidation of the Joint Venture had no impact on ESB’s consolidated balance sheets and statement of income as ESB owned 99% of the Joint Venture.

The aggregate assets, liabilities and deficit of Inc. as of March 31, 2012 were $4,574,414, $5,200,999 and $(626,585), respectively, and net income for the three months ended March 31, 2012 consisted of an income tax benefit of $1,180,000. The liabilities of Inc. consist of $730,000 of income tax liability and approximately $4,470,000 of intercompany payable due to ESB, which eliminates in consolidation. The aggregate assets, liabilities and deficit of Inc as of December 31, 2011 were $4,574,414, $6,380,999 and $(1,806,585), respectively, and net income for the year ended December 31, 2011 consisted of an income tax benefit of $1,200,000. The liabilities of Inc consist of $1,910,000 income tax liability and approximately $4,470,000 of intercompany payable due to ESB, which eliminates in consolidation. The net income of Inc. for the three months ended March 31, 2011 consisted of an income tax benefit of $1,290,000.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

Revenue recognition:

Empire State Building Company L.L.C. — Minimum rental revenue is recognized on a straight-line basis over the terms of the subleases. The excess of rents so recognized over amounts contractually due pursuant to the underlying subleases is included in unbilled rents receivable on the accompanying balance sheet. Leases generally contain provisions under which tenants reimburse the Company for a portion of property operating expenses, real estate taxes and other recoverable costs. Receivables for escalation and expense reimbursements are accrued in the period the related expenses are incurred. Rental payments received before they are recognized as income are recorded as deferred income.

ESB provides an estimated allowance for uncollectible rent and loans receivable based upon an analysis of tenant and loan receivables and historical bad debts, tenant concentrations, tenant credit worthiness, tenant security deposits (including letters of credit and lease guarantees provided by the tenant), current economic trends and changes in tenant payment terms. Rent receivable is shown net of an estimated allowance for doubtful accounts of $282,980 and $1,455,000 at March 31, 2012 and December 31, 2011, respectively. Unbilled rent receivable is shown net of an estimated allowance for doubtful accounts of $726,036 and $710,000 at March 31, 2012 and December 31, 2011, respectively.

Bad debt expense is shown net of recoveries.

ESB Observatory LLC and Empire State Building, Inc. — Revenues from the sale of Observatory tickets are recognized upon admission. Deferred income related to unused and unexpired tickets as of March 31, 2012 and December 31, 2011 was approximately $2,990,000 and $3,400,000, respectively.

Empire State Realty Observatory TRS, LLC and Empire State Building, Inc. provide an estimated allowance for uncollectible accounts receivable based upon an analysis of accounts receivable and historical bad debts, customer credit worthiness, current economic trends and changes in payment terms. Management believes no allowance is necessary for outstanding accounts receivable balances at March 31, 2012 and December 31, 2011.

Cash and cash equivalents — The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

At times the Company has demand and other deposits with a bank in excess of federally insured limits. The possibility of loss exists if the bank holding uninsured deposits were to fail.

Property — The Company reviews real estate assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets to be held and used may not be recoverable. Impairment losses are recognized when the estimated undiscounted cash flows expected to be generated by those assets are less than the assets’ carrying amount. Impaired assets are recorded at their estimated fair value calculated based on the discounted cash flows expected to be generated by the asset. No impairment loss has been recorded for the three months ended March 31, 2012 and 2011.

Depreciation and amortization — Depreciation is computed by the straight-line method over the estimated useful lives of forty years for the leasehold improvements and seven years for equipment. The leasehold is being depreciated by the straight-line method over the term of the sublease. Subtenant improvements, leasing commissions and leasing costs are amortized by the straight-line method over the terms of the related tenant leases.

Repairs and maintenance are charged to expense as incurred. Expenditures which increase the useful lives of the assets are capitalized.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

Sales tax — Sales tax collected by ESB from tenants for sub-metered electricity is presented in the financial statements on a gross basis and, accordingly, included in revenue and expenses. Observatory admission ticket sales are reported net of sales tax and, accordingly, excluded from revenue and expenses.

Income taxes — ESB and Empire State Realty Observatory TRS, LLC are not subject to federal and state income taxes and, accordingly, make no provision for federal and state income taxes in the accompanying financial statements. ESB’s rental operations are not subject to local income taxes. ESB’s taxable income or loss (which includes the income or loss of the Captive) is reportable by its members.

Empire State Building, Inc. has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code and applicable New York State income tax law effective January 1, 1971. Accordingly, the Company has not provided for federal or state income taxes since all income is passed through directly to the stockholders for the three months ended March 31, 2012 and 2011. ESB and Empire State Observatory Realty TRS, LLC are subject to New York City Unincorporated Business tax which totaled approximately $118,000 and $207,000 for the three months ended March 31, 2012 and 2011, respectively. ESB 102 Corporation is subject to federal, New York State and New York City corporation tax, which totaled approximately $8,000 and $15,000 for the three months ended March 31, 2012 and 2011, respectively.

The Company follows the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes,” which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740 the tax benefit from an uncertain tax position may only be recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Among other matters, FASB ASC 740 also provides guidance on accounting for interest and penalties associated with tax positions. As of March 31, 2012, the Company has recorded a liability of $730,000 for uncertain tax positions, which is included in accounts payable and accrued liabilities on the Company’s consolidated balance sheet (including $230,000 of accrued interest and penalties). During the three months ended March 31, 2012 and 2011, the Company recorded a tax benefit of $1,180,000 and $1,290,000 (inclusive of reductions in interest and penalties of $390,000 and $420,000) as a component of Observatory Income, net on the accompanying consolidated statement of income. The liability is based on amounts of possible outcomes, using facts, circumstances and information available at the reporting date. Interest and penalties are included as a component of income tax benefit on the accompanying consolidated statements of income.

Taxable years ended December 31, 2009, 2010 and 2011 are subject to IRS and other jurisdictions tax examinations.

Advertising — The Company expenses advertising costs as incurred. The Company incurred advertising costs of $1,215,912 and $837,454, respectively (inclusive of $488,083 and $377,049, respectively, incurred by Empire State Realty Observatory TRS, LLC), for the three months ended March 31, 2012 and 2011.

Environmental costs — The Property contains asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations. As certain demolition of the space occurs, environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, the Company is unable to reasonably estimate the fair value of this obligation. Asbestos abatement costs are charged to expense as incurred.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company regards the allowance for uncollectible rents (including unbilled rent receivable) as being particularly sensitive. Further, when tenants experience financial difficulties, uncertainties associated with assessing the recoverability of subtenant improvements and leasing commissions increase.

Other items subject to such estimates and assumptions include the determination of the useful life of real estate and other long-lived assets as well as the valuation and impairment analysis of real property and other long-lived assets.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

New accounting pronouncements not yet adopted — New accounting pronouncements not yet adopted—In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. In accordance with the guidance the Company requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. For nonpublic companies this ASC is effective for annual periods beginning on or after December 15, 2011. We are currently evaluating the impact of adopting this new accounting standards update on our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-9, Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan. The ASU requires substantially more disclosures regarding the multiemployer plan the Company participates in, the nature of the Company’s commitment to the plan and other disclosures. The current recognition and measurement guidance is unchanged. The Company is evaluating the disclosures required under the ASU. For non-public companies this ASU is effective for annual periods for fiscal years ending after December 15, 2012.

3. Members’ Equity

Profits, losses and distributions are allocated to the members pursuant to the Company’s Operating Agreement.

The Company must maintain minimum capital and surplus of $250,000 in accordance with Vermont captive insurance regulations.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

4. Deferred Charges

Deferred charges consist of the following as of March 31, 2012 and December 31, 2011:

	2012	2011
Leasing commissions	$20,302,278	$20,315,761
Leasing costs and other deferred costs	870,219	872,891

	21,172,497	21,188,652
Less accumulated amortization	9,241,112	8,796,389

Total	$11,931,385	$12,392,263

5. Loans Receivable

During 2010, the Company entered into lease modification agreements with two tenants which had rent receivable balances in arrears totaling $1,399,909. Interest income is recognized using the effective interest method and recognized on the accrual basis. As of March 31, 2012, loans receivable consist of the following:

Date of Loan	Outstanding Principal Balance	Interest Rate	Maturity
February 28, 2010	$980,545	LIBOR (*) + 3.5%	December 1, 2024
December 28, 2010	225,000	Prime (**) + 3.0%	December 1, 2015

	$1,205,545

(*) 0.0473% (three month LIBOR) at March 31, 2012.

(**) 3.25% at March 31, 2012.

Future principal payments due are as follows:

2012 (9 months ended December 31, 2012)	$90,000
2013	122,000
2014	125,000
2015	127,000
2016	70,000
2017	73,000
Thereafter	598,545

$1,205,545

6. Related Party Transactions

ESB (the “Lessee”) entered into a lease agreement with Empire State Building Associates L.L.C. (the “Lessor”) which was set to expire on January 4, 2013. On February 11, 2010, the Company exercised the remaining lease renewal options for the period January 4, 2013 to January 4, 2076. The lease provides for an annual basic minimum rent equal to $6,018,750 through January 4, 2013; thereafter, the annual basic minimum rent is equal to $5,895,625.

In accordance with the 3rd lease modification dated as of July 26, 2011, the minimum basic rent described above has been increased to cover debt service on the outstanding principal balance (in an amount not to exceed $159,000,000 without the Lessee’s consent) in excess of $60,500,000 on the Lessor’s $300,000,000 new

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

mortgage Loan obtained July 26, 2011 (the “Loan”), of which $159,000,000 has been advanced as of March 31, 2012. Provided no event of default has occurred, and subject to other conditions, upon Registrants’ request, HSBC has also agreed to source further additional commitments aggregating up to $200,000,000 in the sole discretion of the lenders. Any further advances under the Loan are subject to the consent of Lessee.

On July 26, 2011, the Lessor closed on a new mortgage loan with HSBC Bank USA and other participating banks (the “Lenders”) with an initial advance of $159,000,000 to be used to pay and discharge all existing mortgage loans secured by the Property, to fund operations and working capital requirements relating to the Property (including for improvements) and certain other general purposes. Subject to the conditions set forth in the Loan agreement, the Lenders may provide the Lessor with additional advances of up to $76,000,000 and use commercially reasonable efforts to arrange for additional commitments from other financial institutions in an aggregate amount equal to $65,000,000. On November 2, 2011, the Loan was amended to increase the loan amount to $300,000,000. There were no additional principal advances for the three months ended March 31, 2012. The Lessor must also maintain a debt yield as specified in the Loan. Subject to the terms and conditions of the Loan, the outstanding principal amount of the loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the Loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. The aggregate rate was 2.74% at March 31, 2012. The Lessor is obligated to repay the outstanding amount of the Loan plus accrued and unpaid interest and all other amounts due under the Loan and related documents on July 26, 2014, which the Lessor may extend to July 26, 2015 and thereafter to July 26, 2016, in each case, subject to an extension fee of 0.25% of the total availability under the Loan at the time of such extension. Such extensions are subject to customary conditions, including the maintenance of a certain loan-to-value ratio and debt yield and the absence of an event of default. The Lessor incurred a prepayment penalty of approximately $2,400,000 in connection with the repayment of the old notes.

Improvement and tenanting costs funded out of the proceeds from the Lessor’s mortgage loans which are secured by the Property are borne by the Lessor and capitalized as property improvements or tenanting costs in the Lessor’s financial statements. Improvement and tenanting costs funded out of the ESB’s operating cash flow are borne by ESB and are capitalized in its financial statements as leasehold improvements or tenanting costs.

In connection with the July 2011 refinancing of Lessor’s mortgage loans with the new $159,000,000 mortgage, approximately $58,000,000 became available to fund property improvements and tenanting costs allowing reimbursement to the Company subsequent to June 30, 2011 of approximately $34,000,000 it had incurred and recorded on its financial statements during the first six months of 2011 for fixed asset additions of $24,400,000 and deferred leasing costs of $9,600,000. The foregoing was effected in the third quarter of 2011 and resulted in 1) Company’s removal of such asset additions and Lessor’s recording of same on its financial statements, and 2) Company’s accrual of overage rent payable to the Lessor equal to approximately 50% thereof. Through March 31, 2012, the Company has incurred approximately $78,852,000 for improvements and tenanting costs all of which has been reimbursed to the Company, other than $6,427,351 due from Lessor at March 31, 2012.

In accordance with the 2nd lease modification dated as of February 25, 2009, the minimum basic rent described above was increased to cover debt service on the Lessor’s $31,500,000 second mortgage loan obtained on February 25, 2009 that was repaid on July 26, 2011 with the proceeds from the Loan described above. The basic rent was increased to cover debt service, which consisted of only interest during the period the second mortgage loan was outstanding and totaled $512,000 for the three months ended March 31, 2011.

The lease also provides for additional rent (“Overage Rent”) through all renewal terms equal to 50% of the Lessee’s annual net operating profit, as defined, in excess of $1,000,000, in each lease year.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

In addition to the above, the Lessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident.

Beginning in 2008 when participants in the Lessor consented to a building improvements program (the “Program”), a program has been undertaken by the Company to maintain and enhance the Property, and its competitive position. Through March 31, 2012 the Company has incurred costs related to the Program of approximately $143,151,000 (which consisted of building improvements and tenant leasing costs of approximately $80,508,000 and $62,643,000, respectively), and the Lessor has incurred costs related to the Program of approximately $88,290,000 (which consisted of building improvements and tenant leasing costs of approximately $41,613,000 and $46,677,000, respectively). In addition, during the period from 2006-2007, the Company incurred building improvement costs of $15,684,000. The Company currently estimates that the total costs of all Program-related projects will be approximately $590,000,000 to $610,000,000. Lessor intends to seek additional financing to fund future Property improvements and tenanting costs.

The Company is financing the Program and billing the Lessor for certain costs incurred. The Program (1) grants the ownership of improvements and tenanting costs funded by Lessor to Lessor and acknowledges Lessor’s desire to finance such costs through an increase in the fee mortgage, and (2) allows for the increased mortgage charges to be paid by Lessor from an equivalent increase in basic rent paid by the Company, all to the extent the Company joins Lessor in approving such mortgage increase. Since additional rent will be decreased by one-half of that increase in basic rent, the net effect of the lease modification is to have the Company and Lessor share the costs of the Program equally, assuming the Company’s profitability continues to obligate it to pay overage rent.

In connection with the Loan, the Company has assigned all subleases and rents to the lender as additional collateral.

The following is a schedule of future minimum rental payments as of March 31, 2012 (based on the current amount of the Lessor’s outstanding mortgage obligation (including an additional $30,000,000 advance received on April 6, 2012) and assuming there are no additional principal drawdowns, the Loan continues to bear interest at the aggregate rate in effect as of March 31, 2012 and the Loan is repaid on its initial maturity date):

2012 (9 months ended December 31, 2012)	$7,210,000
2013	9,470,000
2014	8,820,000
2015	5,900,000
2016	5,900,000
2017	5,900,000
Thereafter	342,000,000

$385,200,000

Distributions are paid from a cash account held by Malkin Holdings. That account is reflected on the balance sheets as “Due from Supervisor.”

Due from Lessor at March 31, 2012 and December 31, 2011 of $6,427,351 and $6,067,806, respectively represents unpaid outlays for building improvements made on its behalf.

Due from Supervisor at March 31, 2012 and December 31, 2011 represents cash held on our behalf by the Supervisor for distribution to investors. The funds of $300,000 at December 31, 2011 and March 31, 2012 were paid to investors on January 1, 2012 and April 1, 2012, respectively.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

Supervisory and other services are provided to the Company by its Supervisor, Malkin Holdings LLC (“Malkin Holdings”), a related party.

Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Fees and payments to Malkin Holdings during the three months ended March 31, 2012 and 2011, are as follows:

	2012		2011
Basic supervisory fees	$150,108		$143,500
Offering costs for work done by the employees of the Supervisor	192,794	*	107,841	*
Other fees and disbursements	67,314	*	410,761	*
Service fee on security deposit accounts	7,319		—

Total	$417,535		$662,102

*	Included in other professional fees in the Consolidated Statements of Income.

For administration and investment of each tenant security deposit account, Malkin Holdings has earned since 1973 a service fee of 1% of the account balance, which fee totaled $7,319 and $-0- for the three months ended March 31, 2012 and 2011, respectively. As this service fee is deducted from interest otherwise payable to tenants, these financial statements show no related expense to the Company.

Through March 31, 2012, the Company has been charged an aggregate of $10,749,511, of which $1,341,780 was incurred in the three months ended March 31, 2012 and is included in acquisition fees and professional fees, to reimburse Malkin Holdings for services and third-party fees it had advanced in connection with a proposed consolidation of Company and the Lessor, other public and private existing entities supervised by Malkin Holdings and Malkin Holdings and certain affiliated management companies into Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a real estate investment trust (REIT). Of the foregoing acquisition fees and professional fees this quarter totaling $1,341,780 is $653,869 included in accrued liabilities at March 31, 2012. Prior to the fourth quarter of 2011, acquisition fees were capitalized. Beginning in the fourth quarter of 2011, the Company determined that such costs should be written off and charged to expense. Such fees are borne entirely by the Company and are not shared indirectly with the Lessor through Overage Rent deductions. If the REIT formation and public offering is completed, the Company will be reimbursed for all such costs by the REIT.

Under separate agreements to which the Company is not a party, Malkin Holdings, members of Mr. Malkin’s immediate family and other persons having no management role or ownership interest in Malkin Holdings receive additional payments from investors in the Company in varying percentages, based upon current year distributions. These third party payments do not impose any obligation upon the Company or affect its assets and liabilities.

Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from Lessor a basic annual fee and a payment in respect of a profits interest based on distributions to Lessor’s investors. Beneficial interests in Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

7. Rental Income Under Operating Subleases

Future minimum rentals (including antenna license fees) assuming neither renewals nor extensions of leases which may expire during the periods, on noncancelable operating leases in effect as of March 31, 2012 are as follows:

2012 (9 months ended December 31, 2012)	$68,540,000
2013	91,630,000
2014	87,010,000
2015	83,770,000
2016	73,140,000
2017	69,820,000
Thereafter	319,030,000

$792,940,000

At March 31, 2012, one tenant, a consumer goods sourcing company comprised approximately 28% of future minimum rental income. There were no other tenants which comprised over 10% of the future minimum rental income.

In connection with a lease entered into during 2008, the Company was required to escrow funds for the Company’s contribution for improvement work to be performed. These funds will be disbursed as the work is completed (as defined).

In March 2012, the Company concluded an agreement with New York City for a reduction in real estate taxes for the tax years 2002/2003—2011/2012 resulting in gross tax savings of approximately $16,900,000, of which approximately $12,400,000 was in the form of a refund and the balance through future tax reductions to be phased in through 2012/2016. For the three months ended March 31, 2012, the Company recorded a real estate tax refund of $9,124,934 which is net of professional fees totaling $1,735,010 (including $867,505 paid to Malkin Holdings) and $1,516,799 of real estate tax escalation rent over-billings (resulting from the tax reduction) due to existing tenants.

8. Leasing Agreements

The Company has engaged Newmark Knight Frank (“NKF”) as leasing agent for the non-retail space of the Property. There were no NKF leasing commissions incurred for the three months ended March 31, 2012. For the three months ended March 31, 2011, NKF commissions capitalized by Company totaled approximately $2,112,000 which were subject to reimbursement by the Lessor (see Note 6).

The Company has engaged CB Richard Ellis, Inc. (“CBRE”) as leasing agent for the retail space of the Property. There were no CBRE leasing commissions incurred for the three months ended March 31, 2012 and 2011.

9. Multiemployer Pension Plan

In connection with the Company’s collective-bargaining agreements with the Service Employees Janitorial Union—Local 32B-32J and the Central Pension Fund—Local 94, the Company participates with other companies in two defined benefit pension plans. The plans cover all of the Company’s janitorial and engineering employees who are members of the union. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. ESB incurred union pension and

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

welfare expense (which is included in payroll and related costs) of approximately $792,000 and $717,000, respectively, for the three months ended March 31, 2012 and 2011. Empire State Observatory Realty TRS, LLC incurred union pension and welfare expense of approximately $672,000 and $727,000, respectively, (which is included in payroll and related costs - see Note 12) for the three months ended March 31, 2012 and 2011.

Under the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal or termination of a multiemployer plan for its proportionate share of the plan’s unfunded vested benefits liability. Management has no intention of undertaking any action which could subject the Company to the obligation.

10. Pension Plan

The Company maintains a 401(k) defined contribution plan (the “Plan”) which covers substantially all employees of the Company who meet the eligibility requirements set forth in the Plan documents.

The Plan allows the Company to make discretionary employer contributions. There were no employer contributions for the three months ended March 31, 2012 and 2011. The Plan may be terminated at the option of the Company.

11. Fair Value of Financial Instruments

Cash and cash equivalents (including tenant security deposits, tenant improvement escrow and other escrow), accounts receivable, rent receivable, due from Lessor, due from Supervisor, tenant security deposit payable, accounts payable and accrued liabilities, and due to Lessor are carried at amounts which reasonably approximate their fair values, due to the short maturities of the instruments. Loans receivable are carried at amounts which reasonably approximate their fair values at inception due to no known changes in the credit worthiness of the borrowers.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

12. Observatory Operations

The operations of the Empire State Building Observatory are summarized as follows:

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Income:
Admissions	$14,694,968	$13,014,797
Ancillary income	146,789	220,394
Credit card and other sales fees	(202,298)	(180,063)

Total Income	14,639,459	13,055,128

Operating Expenses:
Payroll and related costs	3,836,850	3,744,964
Advertising	488,083	377,049
Commercial rent and other taxes	205,045	291,957
Repairs and maintenance	158,571	100,550
Professional fees	234,501	99,741
Administrative	114,680	137,140
Other expense	—	—

Total Operating Expenses	5,037,730	4,751,401

*Operating Income	9,601,729	8,303,727
Income Tax Benefit	1,180,000	1,290,000
Income prior to income received directly by Empire State Building Company LLC	$10,781,729	$9,593,727
Revenue received directly by Empire State Building Company LLC:
Observatory license fees	1,229,318	1,193,514
Photography income	428,151	449,698
Audio tour income	24,963	61,828
Other income	95,745	38,907

Observatory Income, net	$12,559,906	$11,337,674

*	Prior to rent paid and profit sharing to ESB which eliminates in consolidation.

13. Litigation

The Company is a party to certain routine legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance, or, if not so covered, are without merit or are of such kind or involve such amounts, that an unfavorable disposition would not have a material effect on the financial position of the Company.

(A)(1) 1997 Arbitration/Litigation Proceeding

Malkin Holdings and Peter L. Malkin, a member in the Company, were engaged in a proceeding with Helmsley-Spear, Inc. commenced in 1997, concerning the management, leasing and supervision of the Property, in which Malkin Holdings and Mr. Malkin sought an order removing Helmsley-Spear. In this connection, certain costs for legal and professional fees and other expenses were paid by Malkin Holdings and Mr. Malkin. Malkin Holdings and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent tribunal authorizes payment by the Company or (b) an investor voluntarily agrees that his or her

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

proportionate share be paid. Mr. Malkin has requested, or intends to request, such voluntary agreement from all investors, which may include renewing such request in the future for any investor who previously received such request and failed to confirm agreement at that time. Because any related payment has been, or will be, made only by consenting investors, the Company has not provided for the expense and related liability with respect to such costs in these consolidated financial statements and such consent has not been received at March 31, 2012.

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirmed the right of the investors to vote to terminate Helmsley-Spear without cause, (ii) dismissed Helmsley-Spear’s claims against Malkin Holdings and Peter Malkin, and (iii) rejected the termination of Helmsley-Spear for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Malkin Holdings’ petition, vacated the judgment of the Appellate Division and remanded the case to the New York court.

On October 14, 2004, the Appellate Division issued a unanimous decision reversing the Arbitrators. The Appellate Division decided (i) that there was a covert assignment without the Company’s knowledge or consent and (ii) that the corporation controlled by Irving Schneider and now named “Helmsley-Spear,” which had represented itself to be the Company’s managing agent since September 1997, in fact never received a valid assignment to become the Company’s managing agent. The Company’s previously authorized managing agent, the original corporation named “Helmsley-Spear,” was owned by Harry B. Helmsley and had become inactive. On February 21, 2006, the Court of Appeals reversed the decision of the Appellate Division and reinstated the decision of the Arbitrators, including items (i), (ii) and (iii) in the preceding paragraph. On July 21, 2006, Malkin Holdings filed a certiorari petition seeking review by the U.S. Supreme Court, which it later withdrew as part of the August 29, 2006 settlement agreement terminating claims broadly by exchange of general releases between Helmsley-Spear, Irving Schneider, and their related parties, on one hand, and Leona M. Helmsley, Peter L. Malkin, Malkin Holdings, various property owners supervised by Malkin Holdings, and their related parties, on the other.

(2) 1998-2002 Irving Schneider Actions against the Company’s Supervisor and Member

In January 1998, Irving Schneider, who was then one of the controlling principals of Helmsley-Spear and has never had a record or beneficial interest in the Company, brought litigation against the Company’s supervisor, Malkin Holdings, and member, Peter L. Malkin, claiming misconduct and seeking damages and disqualification from performing services for the Company. In March 2002, the court dismissed Mr. Schneider’s claims. Although Mr. Schneider thereafter appealed the dismissal, the claim was withdrawn prior to 2006.

Also in April 2002, an attorney whose fees were reportedly paid by Mr. Schneider submitted to the Departmental Disciplinary Committee of the Appellate Division of the Supreme Court of New York, First Department, copies of Mr. Schneider’s complaints in the foregoing and related litigation with such attorney’s letter asserting that the activities of Mr. Malkin and Malkin Holdings, as alleged in those complaints, violated the Code of Professional Responsibility. No action was ever taken by the Disciplinary Committee against Mr. Malkin or Malkin Holdings regarding any of these matters.

During 2002, acting upon a complaint of Mr. Schneider and his attorney, the Manhattan District Attorney’s Office conducted an investigation of Mr. Malkin and Malkin Holdings regarding Malkin Holding’s receipt of a 1% fee for administering the tenant security accounts of the Company and other supervised entities. Malkin Holdings made submissions through counsel to show that the fee was expressly permitted under statute and was in accord with prior agreement. By letter dated July 23, 2002, the District Attorney’s Office advised that it had concluded its investigation and that no charge would be brought against Mr. Malkin or Malkin Holdings.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

In accord with a written legal opinion from Thelen Reid & Priest dated April 29, 2005, both Malkin Holdings and Mr. Malkin are entitled to reimbursement from the Company for their expenses to various service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in the successful defense against all these Section (2) claims to the extent relating to the Company, as follows: (a) $238,069 for the successful defense against the 1998-2002 litigations, (b) $39,621 for the successful defense against Mr. Schneider’s complaint to the District Attorney, and (c) $13,827 for the successful defense against the related complaint to the Disciplinary Committee. These reimbursements were deferred without any charge for interest until the Company’s operations were stabilized and its cash and borrowing position permitted payment in June 2008.

All reimbursed expenses funded by the Company under this Section (2) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

(3) 2006 Settlement Agreement

As stated above, the August 29, 2006 settlement agreement terminated Helmsley-Spear, Inc. as managing and leasing agent at the Property as of August 30, 2006. The Company is now self-managing the Property, while engaging third party leasing agents, CB Richard Ellis, Inc. for retail space since August 30, 2006 and Newmark Knight Frank for non-retail space since October 21, 2009.

Based upon relative building area and revenue among all the properties at which Helmsley-Spear was terminated pursuant to the settlement agreement, the Company’s allocable share of the contract settlement payment was $3,056,000. Such amount was funded during 2006 with $1,834,000 from the Company’s cash reserves and $1,222,000 by a capital contribution to the Company from Mrs. Helmsley. There was no change in Mrs. Helmsley’s share of the Company’s distributions and profits as a result of such capital contribution, but an equivalent amount of the settlement expense was allocated to her.

The Company’s allocable share of the fees to service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in connection with the settlement and related transition is $405,174, including preparation of a draft solicitation for a vote to remove Helmsley-Spear, submission to the Real Estate Board of New York of claims regarding Helmsley-Spear, negotiation and conclusion of the settlement agreement, and conclusion of a new leasing agreement with CB Richard Ellis. These fees were advanced by Malkin Holdings without any charge for interest and, pursuant to consent of the Company’s members, reimbursed by the Company in June 2008.

The expenses funded by the Company under this Section (3) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

(B) Class Action

Five putative class actions have been brought by participants in Empire State Building Associates L.L.C. and several other entities supervised by Malkin Holdings that own fee or leasehold interests in various properties located in New York City, the first of which was filed March 1, 2012 (the “Class Actions”). As currently pending in New York State Supreme Court, New York County, each Class Action challenges the proposed consolidation of those and other properties supervised by Malkin Holdings into a real estate investment trust (the “REIT”) and the initial public offering of shares in Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a REIT. The plaintiffs assert claims against Malkin Holdings, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

Corp., Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, Empire State Realty OP, L.P., and the REIT (“Defendants”) for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the participants, the consolidation provides excessive benefits to the Malkin Holdings group and the prospectus/consent solicitation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. The motion was granted on June 26, 2012, and the plaintiffs have 120 days from that date to file a consolidated amended complaint.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, the Defendants may incur costs associated with defending or settling such litigation or paying any judgment if they lose. In addition, the Defendants may be required to pay damage awards or settlements. At this time, the Defendants cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on the Defendant’s financial statements if applicable. Defendants have stated they believe the Class Actions are baseless and intend to defend them vigorously.

There is a risk that other third parties will assert claims against the Defendants, including, without limitation, that the Defendants breached their fiduciary duties to participants or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the Defendants.

14. Subsequent Events

(a) An additional $30,000,000 was drawn on the Loan on April 5, 2012 bringing the total amount advanced to $189,000,000. Under the fourth modification of sublease dated as of April 5, 2012, the Company agreed to an increase in basis rent to cover the debt service on such $30,000,000 draw.

(b) The Company made an extra distribution to its investors of $16,300,000 on April 11, 2012.

(c) The tenant improvement escrow was increased by approximately $8,080,000 on April 11, 2012 in connection with additional space leased by Coty, Inc.

The Company has evaluated events and transactions for potential recognition or disclosure through July 3, 2012 the date the financial statements were available to be issued.

REPORT OF INDEPENDENT AUDITORS

To Empire State Realty Trust, Inc.

We have audited the accompanying statements of revenues and certain expenses (as described in Note 2) of 1333 Broadway Associates L.L.C. (the “Company”) for each of the three years in the period ended December 31, 2011. These statements of revenues and certain expenses are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-4 of Empire State Realty Trust, Inc. as described in Note 2, and are not intended to be a complete presentation of the Company's revenues and expenses.

In our opinion, the statements referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of 1333 Broadway Associates L.L.C. for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

May 8, 2012

1333 Broadway Associates L.L.C.

Statements of Revenues and Certain Expenses

(in thousands)

	For the three months ended March 31, 2012	For the three months ended March 31, 2011	Year ended December 31,
			2011	2010	2009
	(unaudited)	(unaudited)
Revenue:
Rental revenue	$3,078	$3,675	$13,156	$13,584	$9,337
Tenant expense reimbursements	197	277	1,010	1,280	1,082
Other property income	351	77	486	362	249

Revenue—Total	3,626	4,029	14,652	15,226	10,668

Certain expenses:
Rental operating	460	318	1,342	1,837	1,699
Utilities	247	249	1,051	1,479	1,094
Repairs and maintenance	205	55	602	771	614
Insurance.	51	34	175	139	158
Real estate taxes	526	600	2,266	2,440	3,339
Management fees	30	30	132	121	123
General and administrative	99	126	374	312	298

Certain Expenses—Total	1,618	1,412	5,942	7,099	7,325

Revenues in excess of certain expenses	$2,008	$2,617	$8,710	$8,127	$3,343

See accompanying notes.

1333 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Three months ended March 31, 2012 and 2011 (unaudited) and

years ended December 31, 2011, 2010 and 2009

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying statements of revenues and certain expenses include the operations of 1333 Broadway (the “Property”), an office property, located in New York, NY. The Property is owned by 1333 Broadway Associates L.L.C. (the “Company”). The Predecessor of Empire State Realty Trust, Inc. has a non-controlling 50% co-member interest in the Company, and the Property is supervised by Malkin Holdings LLC (formerly, Wien & Malkin LLC) (“Malkin Holdings”), a related party.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual results of operations for the years presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses to be incurred in the future operations of the Property, have been excluded. Such excluded items include interest income, depreciation and amortization, interest expense, supervisory and related party fees and amortization of above and below market leases.

Revenue Recognition

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. The Company commences rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. In addition, many of the leases contain fixed percentage increases over the base rent to cover escalations.

In addition to base rent, tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the Consumer Price Index over the index value in effect during a base year. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease cancellation fees are recognized when the fees are determinable and collectability is reasonably assured, the Company has no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. No lease cancellation fees were recognized for any of the periods presented.

Bad Debt Expense

The Company incurred bad debt expense, which is included in rental operating expenses in the accompanying statements of revenues and certain expenses of $8,143, $148,431, and $21,145 for the years ended December 31, 2011, 2010 and 2009, respectively. There was no bad debt expense for the three months ended March 31, 2012 and 2011.

1333 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Three months ended March 31, 2012 and 2011 (unaudited) and

years ended December 31, 2011, 2010 and 2009

Accounting Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

NOTE 3. MINIMUM FUTURE LEASE RENTALS

The Company leases various office spaces to tenants over terms ranging from five to seventeen years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the Consumer Price Index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in tenant expense reimbursements in the accompanying statements of revenue and certain expenses.

At December 31, 2011, the Company was entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2027 (in thousands):

2012	$12,113
2013	12,170
2014	12,255
2015	12,588
2016	12,582
Thereafter	74,936

Total	$136,644

NOTE 4. CONCENTRATION OF CREDIT RISK

Three tenants comprised approximately 65% of rental revenue for the year ended December 31, 2009. Four tenants comprised approximately 83% of rental revenue for the year ended December 31, 2010. Four tenants comprised approximately 82% of rental revenue for the year ended December 31, 2011. Three tenants comprised approximately 79% of rental revenue for the three months ended March 31, 2012 and four tenants comprised approximately 84% of rental revenue for the three months ended March 31, 2011.

NOTE 5. RELATED PARTY TRANSACTIONS

The following expenditures are not reflected in the statements of revenues and certain expenses, but represent transactions between the Company and its supervisor, Malkin Holdings, a related party.

Supervisory and other professional services are provided to the Company by Malkin Holdings. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

For administration and investment of the Company’s supervisory account, Malkin Holdings has earned since 1979 a service fee of 10% of the account interest.

1333 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Three months ended March 31, 2012 and 2011 (unaudited) and

years ended December 31, 2011, 2010 and 2009

In addition to the above service fees, Malkin Holdings was reimbursed for certain expenses incurred in prior years relating to the successful defense against various claims by an investor and the final settlement agreement with Helmsley-Spear, Inc. Separately, Malkin Holdings and Peter L. Malkin have requested or intend to request voluntary reimbursement pro rata from each investor individually for certain other unreimbursed expenses advanced by them relating to the arbitration to remove and replace Helmsley-Spear, Inc. as managing agent for the Property. Such reimbursement would be paid only by consenting investors, and thus the Company’s financial statements do not show any related cost or liability.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company entered into construction contracts with contractors for completion of the Property’s renovation project. As of March 31, 2012, the amount of unpaid budgeted expenditures relating to the renovation project totals approximately $21,000,000. The total amount of the signed contracts has not been determined as March 31, 2012 but those commitments do not exceed the unpaid budgeted expenditures.

Additionally, the Company entered into contracts with third parties for building repairs, alterations, or replacements. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Company is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Company, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Company believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Company’s operating results.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through July 3, 2012, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT AUDITORS

To Empire State Realty Trust, Inc.

We have audited the accompanying statements of revenues and certain expenses (as described in Note 2) of 1350 Broadway Associates L.L.C. (the “Company”) for each of the three years in the period ended December 31, 2011. These statements of revenues and certain expenses are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-4 of Empire State Realty Trust, Inc. as described in Note 2, and are not intended to be a complete presentation of the Company's revenues and expenses.

In our opinion, the statements referred to above present fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of 1350 Broadway Associates L.L.C. for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

May 8, 2012

1350 Broadway Associates L.L.C.

Statements of Revenues and Certain Expenses

(in thousands)

	For the three months ended March 31, 2012	For the three months ended March 31, 2011	Year ended December 31,
			2011	2010	2009
	(unaudited)	(unaudited)
Revenue:
Rental revenue.	$4,302	$4,110	$16,564	$15,612	$13,720
Tenant expense reimbursements	489	608	2,376	2,593	3,076
Other property income	442	47	238	138	463

Revenue—Total	5,233	4,765	19,178	18,343	17,259

Certain expenses:
Rental operating.	614	575	2,140	2,466	2,478
Utilities	353	449	1,403	1,649	1,441
Repairs and maintenance	219	176	1,151	1,088	861
Insurance.	47	35	161	140	160
Real estate taxes	825	770	3,241	2,960	3,501
Ground rent expense	24	24	97	123	136
Management fees	31	64	204	128	144
General and administrative	14	16	187	228	372

Certain Expenses—Total	2,127	2,109	8,584	8,782	9,093

Revenues in excess of certain expenses	$3,106	$2,656	$10,594	$9,561	$8,166

See accompanying notes.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Three months ended March 31, 2012 and 2011 (unaudited) and

years ended December 31, 2011, 2010 and 2009

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying statements of revenues and certain expenses include the operations of 1350 Broadway (the “Property”), an office property, located in New York, NY. 1350 Broadway Associates L.L.C. (the “Company”) holds a long-term ground leasehold interest in the Property. The Predecessor of Empire State Realty Trust, Inc. has a non-controlling 50% co-member interest in the Company, and the Property is supervised by Malkin Holdings LLC (formerly, Wien & Malkin LLC) (“Malkin Holdings”), a related party.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual results of operations for the periods presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses to be incurred in the future operations of the Property, have been excluded. Such excluded items include interest income, depreciation and amortization, interest expense, supervisory and related party fees and amortization of above and below market leases.

Revenue Recognition

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. The Company commences rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. In addition, many of the leases contain fixed percentage increases over the base rent to cover escalations.

In addition to base rent, tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the Consumer Price Index over the index value in effect during a base year. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease cancellation fees are recognized when the fees are determinable and collectability is reasonably assured, the Company has no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. Total lease cancellation fees were $300,000 for the year ended December 31, 2009. There were no cancellation fees for the years ended December 31, 2011 and 2010 and the three months ended March 31, 2012 and 2011, respectively.

Bad Debt Expense

The Company incurred bad debt expense, which is included in rental operating expenses in the accompanying statements of revenues and certain expenses of $70,800, $111,951, $232,068, $31,329 and $18,255 for the years ended December 31, 2011, 2010 and 2009, and the three months ended March 31, 2012 and 2011, respectively.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Three months ended March 31, 2012 and 2011 (unaudited) and

years ended December 31, 2011, 2010 and 2009

Accounting Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

NOTE 3. MINIMUM FUTURE LEASE RENTALS

The Company leases various office spaces to tenants over terms ranging from five to fifteen years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the Consumer Price Index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in tenant expense reimbursements in the accompanying statements of revenue and certain expenses.

At December 31, 2011, the Company was entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2025 (in thousands):

2012	$16,127
2013	15,618
2014	15,039
2015	13,600
2016	12,353
Thereafter	70,554

Total	$143,291

NOTE 4. GROUND LEASE

On July 30, 1965, a ground lease (the “Ground Lease”) for the Property with an initial term ending in 1976, with Aetna Life Insurance Company as Lessor, was assigned to the Company by 1350 Broadway Realty Corporation. On April 25, 1978, the Company renewed the Ground Lease from August 1, 2001 through July 31, 2026 at an annual rent of $108,000. Aetna Life Insurance Company sold the fee title to GSL Enterprises, Inc. in 1983.

On August 23, 2010, the Company exercised an option to extend the Ground Lease for an additional term commencing on August 1, 2026 and expiring on July 31, 2050 at an annual rent of $72,000.

Minimum annual rentals are expensed on a straight-line basis over the term of the lease. Rent expense was $97,387, $122,906 and $135,666 for the years ended December 31, 2011, 2010 and 2009, respectively, and $24,347 for the three months ended March 31, 2012 and 2011, which is included in the accompanying statements of revenue and certain expenses.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Three months ended March 31, 2012 and 2011 (unaudited) and

years ended December 31, 2011, 2010 and 2009

Future minimum rents under the Ground Lease for each of the next five years and in the aggregate (through July 31, 2050) as of December 31, 2011 are (in thousands):

Years Ending December 31,	Amount
2012	$108
2013	108
2014	108
2015	108
2016	108
Thereafter	2,763

$3,303

NOTE 5. CONCENTRATION OF CREDIT RISK

Two tenants comprised approximately 25%, 27%, 21%, 25% and 26% of rental revenue for the years ended December 31, 2011, 2010 and 2009 and for the three months ended March 31, 2012 and 2011, respectively.

NOTE 6. RELATED PARTY TRANSACTIONS

The following expenditures are not reflected in the statements of revenues and certain expenses, but represent transactions between the Company and its supervisor, Malkin Holdings, a related party.

Supervisory and other professional services are provided to the Company by Malkin Holdings. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

For administration and investment of the Company’s supervisory account, Malkin Holdings has earned since 1978 a service fee of 10% of the account interest.

Under a separate agreement to which the Company is not a party, Malkin Holdings also receives additional payments in respect of its profits interest from certain investors in the Company based upon current year distributions in excess of an annual threshold. These third party payments do not impose any obligation upon the Company or affect its operations.

In addition to the above service fees, Malkin Holdings was reimbursed for certain expenses incurred in prior years relating to the successful defense against various claims by an investor and the final settlement agreement with Helmsley-Spear, Inc. Separately, Malkin Holdings and Peter L. Malkin have requested or intend to request voluntary reimbursement pro rata from each investor individually for certain other unreimbursed expenses advanced by them relating to the arbitration to remove and replace Helmsley-Spear, Inc. as managing agent for the Property. Such reimbursement would be paid only by consenting investors, and thus the Company’s financial statements do not show any related cost or liability.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Three months ended March 31, 2012 and 2011 (unaudited) and

years ended December 31, 2011, 2010 and 2009

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company entered into contracts with third parties for building repairs, alterations, or replacements. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Company is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Company, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Company believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Company’s operating results.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through July 3, 2012, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT AUDITORS

To Empire State Realty Trust, Inc.

We have audited the accompanying statements of revenues and certain expenses (as described in Note 2) of 501 Seventh Avenue Associates L.L.C. (the “Company”) for each of the three years in the period ended December 31, 2011. These statements of revenues and certain expenses are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-4 of Empire State Realty Trust, Inc. as described in Note 2, and are not intended to be a complete presentation of the Company’s revenues and expenses.

In our opinion, the statements referred to above present fairly, in all material respects, the revenues and certain expenses, as described in Note 2, of 501 Seventh Avenue Associates L.L.C. for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

May 8, 2012

501 Seventh Avenue Associates L.L.C.

Statements of Revenues and Certain Expenses

(In Thousands)

	For the three months ended March 31, 2012	For the three months ended March 31, 2012	Year ended December 31,
			2011	2010	2009
	(unaudited)	(unaudited)
Revenue:
Rental revenue	$3,806	$3,575	$14,717	$13,883	$13,966
Tenant expense reimbursement	603	604	2,831	3,429	3,323
Other property income	93	24	164	170	196

Revenue—Total	4,502	4,203	17,712	17,482	17,485
Certain expenses:
Rental operating	521	509	2,260	2,286	2,439
Utilities	455	520	1,857	2,195	1,998
Repairs and maintenance	228	137	846	1,062	660
Insurance	43	31	147	133	140
Real estate taxes	734	694	2,762	2,759	2,682
Management fees	49	56	225	206	210
General and administrative	89	76	427	665	508

Certain Expenses—Total	2,119	2,023	8,524	9,306	8,637

Revenues in excess of certain expenses	$2,383	$2,180	$9,188	$8,176	$8,848

See accompanying notes.

501 Seventh Avenue Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Three months ended March 31, 2012 and 2011 (unaudited)

and years ended December 31, 2012, 2011 and 2010

(dollars in thousands)

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying statements of revenues and certain expenses include the operations of 501 Seventh Avenue (the “Property”), an office property, located in New York, NY. The Property is owned by 501 Seventh Avenue Associates L.L.C. (the “Company”). The Predecessor of Empire State Realty Trust, Inc. has a non-controlling 20.5% co-member interest in the Company, and the Property is supervised by Malkin Holdings LLC (formerly, Wien & Malkin LLC) (“Malkin Holdings”), a related party. The Property is currently subject to a ground lease with Seventh and 37th Building Associates L.L.C. (Lessor), an affiliate of the Predecessor of Empire State Realty Trust, Inc.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual results of operations for the periods presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses to be incurred in the future operations of the Property have been excluded. Such excluded items include interest income, depreciation and amortization, interest expense, ground rent (payable to affiliate), supervisory and related party fees and amortization of above and below market leases.

Revenue Recognition

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. The Company commences rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. In addition, many of the leases contain fixed percentage increases over the base rent to cover escalations.

In addition to base rent, tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the Consumer Price Index over the index value in effect during a base year. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease cancellation fees are recognized when the fees are determinable and collectability is reasonably assured, the Company has no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. No lease cancellation fees were recognized for any of the periods presented.

Bad Debt Expense

The Company incurred bad debt expense, which is included in rental operating expenses in the accompanying statements of revenues and certain expenses, of $345, $342, $706, $19 and $11 for the years ended December 31, 2011, 2010 and 2009 and the three months ended March 31, 2012 and 2011, respectively.

501 Seventh Avenue Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Three months ended March 31, 2012 and 2011 (unaudited)

and years ended December 31, 2012, 2011 and 2010

(dollars in thousands)

Accounting estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

NOTE 3. MINIMUM FUTURE LEASE RENTALS

The Company leases various office spaces to tenants over terms ranging from one to fifteen years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the Consumer Price Index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in tenant expense reimbursements in the accompanying statements of revenue and certain expenses.

At December 31, 2011, the Company was entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2026 (in thousands):

2012	$15,336
2013	15,000
2014	14,766
2015	14,095
2016	12,272
Thereafter	41,007

Total	$112,476

NOTE 4. CONCENTRATION OF CREDIT RISK

Two tenants comprised approximately 55% of rental revenue for the years ended December 31, 2011, 2010 and 2009 and 52% and 55% for the three months ended March 31, 2012 and 2011, respectively.

NOTE 5. RELATED PARTY TRANSACTIONS

The following expenditures are not reflected in the statements of revenues and certain expenses, but represent transactions between the Company and its supervisor, Malkin Holdings, a related party.

Supervisory and other professional services are provided to the Company by Malkin Holdings. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

For administration and investment of the Company’s supervisory account, Malkin Holdings has earned since 1978 a service fee of 10% of the account interest.

Under separate agreement with investors in the Company to which the Company is not a party, Malkin Holdings also receives additional payments in respect of its profits interest from investors in the Company based

501 Seventh Avenue Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Three months ended March 31, 2012 and 2011 (unaudited)

and years ended December 31, 2012, 2011 and 2010

(dollars in thousands)

upon current year distributions to the investors in excess of an annual threshold. These third party payments do not impose any obligation upon the Company or affect its operations.

Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from Lessor a basic annual fee and a payment in respect of a profits interest based on distributions to Lessor’s investors. Beneficial interests in Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

In addition to the above service fees, Malkin Holdings was reimbursed for certain expenses incurred in prior years relating to the successful defense against various claims by an investor. Separately, Malkin Holdings and Peter L. Malkin have requested or intend to request voluntary reimbursement pro rata from each investor individually for certain other unreimbursed expenses advanced by them relating to the arbitration to remove and replace Helmsley-Spear, Inc. as managing agent for the Property. Such reimbursement would be paid only by consenting investors, and thus the Company’s financial statements do not show any related cost or liability.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Company, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Company believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Company’s operating results.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through July 3, 2012, the date the financial statements were available to be issued.

Empire State Building Associates L.L.C.

Summary Financial Data

(Unaudited and in thousands, except units and per unit data)

	Three Months Ended March 31,		Year Ended December 31,
	Historical		Historical
	2012	2011	2011	2010	2009	2008	2007
Statement of Operations Data:
Income
Rental Revenue	$2,291	$2,016	$8,453	$8,093	$7,809	$6,019	$6,019
Additional rent	—	—	28,780	4,112	7,571	3,509	17,026
Dividend and interest income	1	2	8	12	50	217	418

Total Income:	2,292	2,018	37,241	12,217	15,430	9,745	23,463

Expenses
Leasehold rent	—	—	—	—	—	—	—
Interest on leasehold mortgage	1,828	1,662	9,648	6,730	6,387	4,178	4,167
Professional fees	239	90	1,174	237	143	213	—
Supervisory services	203	196	1,905	472	374	159	1,013
Depreciation and amortization	1,817	315	3,265	1,259	1,149	998	998
Miscellaneous	—	—	—	—	7	—	216

Total Expenses	4,087	2,263	15,992	8,698	8,060	5,548	6,394

NET INCOME (LOSS)	$(1,795)	$(245)	$21,249	$3,519	$7,370	$4,197	$17,069

Balance Sheet Data (at period end):
Net real estate	$118,340	$61,227	$105,596	$61,541	$62,800	$53,787	$54,785
Total assets	174,799	95,304	189,319	99,175	102,797	64,996	79,886
Notes and loans payable	159,000	92,000	159,000	92,000	92,000	60,500	60,500
Total liabilities	173,644	92,616	168,054	95,270	95,159	60,839	62,666
Owners’ equity	1,155	2,688	21,265	3,905	7,637	4,157	17,220
Total liabilities and owners equity	174,799	95,304	189,319	99,175	102,796	64,996	79,886
Other Data:
Cash flows from:
Operating activities	$20,815	$(3,965)	$(14,182)	$5,401	$12,058	$3,538	$19,900
Investing activities	$(7,169)	—	$(36,202)	$—	$(19,124)	$—	$—
Financing activities	$(19,987)	$(1,295)	$48,302	$(8,290)	$25,624	$(17,050)	$(19,085)
Other Data:
Ratio of earnings to fixed charges	0.02	0.85	3.20	1.52	2.15	2.00	5.10
Cash and cash equivalents	$16,895	$20,058	$23,236	$25,318	$28,207	$9,649	$23,161
Total assets at the exchange value (based on the appraisal by the independent valuer)	—			—	—	—	—
Net increase (decrease) in cash and cash equivalents	$(6,341)	$(5,260)	$(2,082)	$(2,889)	$18,558	$(13,512)	$815
Distributions	$18,315	$972	$3,889	$7,251	$3,889	$17,260	$19,033
Per unit data
Net income (loss)	$(54)	$(7)	$644	$107	$223	$127	$517
Book value	$35	$81	$644	$118	$231	$126	$522
Exchange value	$33,085
Distributions *	$555	$29	$118	$220	$118	$523	$577
From operations	—	—	$—	$107	$118	$127	$517
Return of capital	$555	$29	$118	$113	$—	$396	$60

Unit size	$1,000
Original Investment	$33,000,000

The information per $1,000, except for the exchange value, is based on the original invested capital or percentage interest of all participants, without allocating those amounts among holders of each group of participation interests and without taking into account the effect of overrides.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Forward Looking Statements

Readers of this discussion are advised that the discussion should be read in conjunction with the consolidated financial statements of Empire State Building Associates L.L.C. (“Associates”) (including related notes thereto) appearing elsewhere in this prospectus/consent solicitation. Certain statements in this discussion may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect Associates’ current expectations regarding future results of operations, economic performance, financial condition and achievements of Associates, and do not relate strictly to historical or current facts. Associates has tried, wherever possible, to identify these forward-looking statements by using words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” or words of similar meaning.

Although Associates believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which may cause the actual results to differ materially from those anticipated in the forward looking statements. Such factors include, but are not limited to, the following: general economic and business conditions, which will, among other things, affect demand for rental space, the availability of prospective tenants, lease rents and the availability of financing; adverse changes in Associates’ real estate market, including, among other things, competition with other real estate owners, risks of real estate development and acquisitions; governmental actions and initiatives; and environmental/safety requirements.

Significant Accounting Policies and Estimates

The Securities and Exchange Commission (“SEC”) issued disclosure guidance for “Critical Accounting Policies.” The SEC defines Critical Accounting guidance for Critical Accounting Policies as those that require the application of management’s most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Associates’ discussion and analysis of its financial condition and results of operations are based upon Associates’ consolidated financial statements, the preparation of which takes into account estimates based on judgments and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from these estimates. The accounting policies and estimates used and outlined in Note 2 to Associates’ consolidated financial statements, which are presented elsewhere in this prospectus/consent solicitation, have been applied consistently at March 31, 2012 and 2011, and December 31, 2011 and 2010, and for the three months ended March 31, 2012 and 2011, and the years ended December 31, 2011 and 2010. Associates believes that the following accounting policies or estimates require the application of management’s most difficult, subjective, or complex judgments:

Valuation of Long-Lived Assets: Associates assesses the carrying amount of long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When Associates determines that the carrying amount of long-lived assets is impaired, the measurement of any impairment is based on a discounted cash flow method.

Revenue Recognition: Basic Rent is equal to $6,018,750 plus mortgage charges in excess of $60,500,000. Associates records basic rental income as earned ratably on a monthly basis. Overage Rent, which is based on the Sublessee’s annual net income in each calendar year, as defined in the Sublease, is recognized by Associates when such amount is realizable and earned.

Financial Condition and Results of Operations

At the time of its organization, Associates acquired the master lease of the Empire State Building (the “Master Lease”) subject to the sublease pursuant to which Empire State Building Company L.L.C. (the “Sublessee”) subleases and operates the Empire State Building (the “Sublease”). Basic Rent received by Associates was used to pay annual rent due under the Master Lease and the basic payment (“Basic Payment”) for supervisory services to the supervisor; the balance of such Basic Rent was distributed to the participants. Basic Rent received by Associates is used to pay the Basic Payment and a portion of debt service on the Secured Term Loan (defined below); the balance of such Basic Rent is distributed to the participants. Commencing July 26, 2011, Basic Rent was increased to cover debt service on the refinanced loan balance to the extent the Secured Term Loan debt exceeds $60,500,000 which was the balance of the prior first mortgage fully paid on July 26, 2011.

Overage Rent and any interest and dividends accumulated thereon less any expenses and additions to general contingencies and other reserves are distributed to the participants after the additional payment to the supervisor. See Note D to the condensed consolidated financial statements herein. Pursuant to the Sublease, Sublessee has assumed responsibility for the condition, operation, repair, maintenance and management of the Empire State Building. Associates is not required to maintain liquid assets to defray any operating expenses of the Empire State Building.

The basic supervisory services provided to Associates by the supervisor include, but are not limited to, maintaining all of its entity and participant records, performing physical inspections of the Empire State Building, providing or coordinating certain counsel services to Associates, reviewing insurance coverage, arranging for financing, conducting annual supervisory review meetings, receipt of monthly rent from Sublessee, payment of monthly and additional distributions to the participants, payment of all other disbursements, confirmation of the payment of real estate taxes, active review of financial statements submitted to Associates by Sublessee and financial statements audited by and tax information prepared by Associates’ independent registered public accounting firm, and distribution of related materials to the participants. The supervisor also prepares quarterly, annual and other periodic filings with the SEC and applicable state authorities.

Associates pays the supervisor for other services at hourly rates.

Associates’ results of operations are affected primarily by the amount of rent payable to it under the Sublease. The amount of Overage Rent payable to Associates is affected by the New York City economy and real estate rental and tourist attraction markets, which are difficult for management to forecast, and by the amount of unfinanced improvements undertaken at the Empire State Building.

As compared with the prior year, a decrease in Overage Rent earned in any year reduces the available amount of distributions to the participants in the following year and the additional payment to the supervisor. See Note 4 of the Notes to the consolidated financial statements.

Three months ended March 31, 2012 as compared to three months ended March 31, 2011

During the three-month period ended March 31, 2012, Associates made regular monthly distributions of $98.21 for each $10,000 participation ($1,178.52 per annum for each $10,000 participation). There are no restrictions on Associates’ present or future ability to make distributions; however, the amount of such distributions, particularly distributions of Overage Rent, depends solely on Sublessee’s ability to make payments of Basic Rent and Overage Rent to Associates. Associates expects to make monthly distributions in the future so long as it receives the payments provided for under the Sublease.

On March 8, 2012, Associates made an additional distribution to participants of $17,343,000 ($5,255.45 for each $10,000 participation), representing Overage Rent received for the year ending December 31, 2011 after deducting (i) $10,327,424, mainly for fees relating to a proposed consolidation of Associates, other public and private entities supervised by the supervisor and the supervisor and certain affiliated management companies into Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a REIT, and for the increase in the supervisory fee to the supervisor, accounting fees, set-aside for a portion of interest expense and general contingencies, (ii) annual New York State filing fees of $3,025, and (iii) the Additional Payment to the supervisor of $1,107,000 (representing the Additional Payment of $1,166,417 less $59,417 previously paid). See Notes C and D to the condensed financial statements herein.

Overage Rent for the year 2010 was $4,111,371. $2,020,000 was set-aside for annual debt service on the first mortgage (of which $2,000,000 was deposited in a restricted cash account used to satisfy a portion of the first mortgage interest obligation) and the balance of $2,091,371 was added to general contingency and other reserves so that no additional distribution was made to the participants for the year ended December 31, 2010.

Associates’ results of operations are affected primarily by the amount of rent payable to it under the Sublease. The amount of Overage Rent payable to Associates is affected by the New York City economy and real estate rental and tourist attraction markets, which are difficult for management to forecast, and by the amount of unfinanced improvements undertaken at the Empire State Building. The following summarizes, with respect to the current period and the corresponding period of the previous year, the material factors regarding Associates’ results of operations for such periods:

Total revenues increased by $274,311 for the three-month period ended March 31, 2012 as compared with the corresponding period of the prior year, primarily attributable to an increase in basic rent income by the Sublessee to cover the increase in debt service on the increased loan balance for the three-month period ended March 31, 2012 as compared with the corresponding period of the prior year.

Total expenses increased by $1,823,995 for the three-month period ended March 31, 2012 as compared with the corresponding period of the prior year, primarily attributable to: an increase in interest on the Secured Term Loan of $166,028 representing $450,471 of an increased amount of amortization of mortgage refinancing costs due to the July 26, 2011 refinancing less a reduction in interest expense of $284,443 attributable to a lower rate of interest on the Secured Term Loan as compared with the prior mortgage debt; an increase in depreciation on building and tenant improvements of $1,234,463; amortization of leasing commissions of $268,442 due to improvements placed in service and leasing costs incurred in 2011 and the first quarter of 2012; and an increase in professional fees and miscellaneous expenses of $148,845 primarily attributable to fees to the supervisor of $129,407 for services rendered in connection with a proposed consolidation of Associates, other public and private entities supervised by the supervisor and the supervisor and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed REIT.

Year ended December 31, 2011 as compared to year ended December 31, 2010

The following summarizes the material factors affecting Associates’ results of operations for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

(a) Total revenues increased for the year ended December 31, 2011 as compared with the year ended December 31, 2010. Such increase was a result of an increase of $359,589 in Basic Rent income to cover an increase in debt service, an increase of $24,669,078 in Overage Rent received by Associates in 2011 due to the refinancing in 2011 that resulted in improvements and tenanting costs paid out of mortgage proceeds rather than Sublessee’s operating cash flow and a decrease in dividend and interest income earned as compared with the year ended December 31, 2010. See Note 4 of the Notes to the consolidated financial statements.

(b) Total expenses increased for the year ended December 31, 2011 as compared with the year ended December 31, 2010. Such increase is the net result of an increase of $1,696,747 in the interest on the mortgages attributable to the inclusion of the prepayment penalty pertaining to the repayment of the prior first and second mortgages and the write-off of $568,307 of unamortized loan costs in interest expense, an increase in basic supervisory fees to the supervisor effective July 1, 2010 of $325,653 and the additional payment to the supervisor of $1,107,000 as a result of the additional distribution to participants, an increase of $1,531,674 in depreciation on building improvements and amortization of leasing commissions, an increase of $773,564 in professional fees and miscellaneous expenses and an increase in fees to supervisor for services rendered in connection with a proposed consolidation of Associates, other public and private entities supervised by the supervisor and the supervisor and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed REIT.

Subsequent Events

Overage Rent of $28,780,449 was paid to Associates on March 5, 2012. On March 8, 2012, out of additional rent, $17,343,000 was distributed to the participants in Associates and $1,107,000 was paid to the supervisor, representing the balance of its additional payment for 2011.

Sublessee concluded an agreement with New York City for a reduction in real estate taxes for the tax years 2002/2003-2011/2012 resulting in gross tax savings of approximately $16,900,000, of which approximately $12,400,000 will be in the form of a refund and the balance through future tax reductions to be phased in through 2012/2016. Professional fees total $1,735,010, including $867,505 to the supervisor. Sublessee is reviewing the adjustment to real estate tax escalation rent billings to existing tenants resulting from the tax reduction.

An additional $30,000,000 was drawn on the Secured Term Loan on April 5, 2012 bringing the total amount advanced to $189,000,000.

Liquidity, Capital Resources and Distributions

Associates’ liquidity has decreased as of March 31, 2012, as compared with March 31, 2011 primarily attributable to building improvements and tenanting costs and the professional fees incurred in connection with the proposed formation of the REIT. Adverse developments in economic, credit and investment markets over the last several years impaired general liquidity (although some improvement in such markets has arisen recently) and the developments may negatively impact Associates and/or space tenants at the Empire State Building. Any such impact should be ameliorated by the fact that (a) each of Associates and its Sublessee has very low debt in relation to asset value, (b) the Empire State Building’s rental revenue is derived from a substantial number of tenants in diverse businesses with lease termination dates spread over numerous years.

On July 26, 2011, Associates entered into a three-year term loan (the “Secured Term Loan”) with institutional lenders, including HSBC Bank USA, National Association as agent and HSBC Bank USA, National Association and DekaBank Deutsche Girozentrale as lead arrangers. The Secured Term Loan is secured by a mortgage on the Empire State Building. The Secured Term Loan was amended by the First Amendment to Loan Agreement, Ratification of Loan Documents and Omnibus Amendment dated as of November 2, 2011 to provide for additional commitments from Capital One, National Association and Bank of America, N.A. so that, collectively, the loan was increased to $300,000,000. No additional funds were drawn at the time of the modification. The Secured Term Loan was amended on November 23, 2011 clarifying certain terms upon which the Empire State Building is permitted to be transferred into a consolidated entity without accelerating the Secured Term Loan.

At the closing of the Secured Term Loan, the lenders provided Associates with an advance of $159,000,000 (of which $92,000,000 refinanced existing indebtedness). An additional $30,000,000 was drawn on April 5, 2012 ( in accordance with that certain Fourth Modification of Sublease dated April 5, 2012 by and between Associates and Sublessee (the “Fourth Modification of Sublease”)) bringing the total advanced amount to $189,000,000. Based on the terms of the Secured Term Loan (as amended) and subject to the conditions set forth in the Secured Term Loan

(as amended), the lenders agreed to provide Associates with additional advances of up to $111,000,000. In addition, one of the lead lenders has agreed upon Associates’ request, and subject to certain other conditions, to source further additional commitments aggregating up to $200,000,000 in the sole discretion of the lenders. Any further advances under the Secured Term Loan are subject to the consent of the Sublessee.

Pursuant to the terms of the Secured Term Loan agreement, Associates and Sublessee entered into an amendment dated July 26, 2011 to the sublease (“Third Modification of Sublease”) pursuant to which (i) Sublessee consented to the advance of up to $159,000,000 under the Secured Term Loan and (ii) in accordance with the terms of the existing sublease agreement (which terminates on January 4, 2076) between Sublessee and Associates, the Basic Rent payable by Sublessee was increased by an amount equal to the debt service on the portion of the borrowing from the Secured Term Loan associated with improvements (excluding any principal payable upon maturity). Sublessee consented to an additional advance of $30,000,000 pursuant to the Fourth Modification of Sublease. The original Basic Rent payable by Sublessee is more than sufficient to pay the debt service on the portion of the borrowing associated with purchasing the fee position in 2002. The Sublessee and ESB Observatory LLC, a subsidiary of Sublessee, also entered into subordination agreements with the agent on behalf of the lenders pursuant to which the Sublease and the lease of the observatory were subordinated to the mortgage securing the Secured Term Loan. As a result, the Sublease and the observatory lease can be terminated in connection with a foreclosure by Secured Term Loan lenders.

Subject to the terms and conditions of the Secured Term Loan agreement, the outstanding principal amount of the Secured Term Loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the Secured Term Loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. In connection with this loan, Associates issued promissory notes, a mortgage encumbering the Empire State Building in favor of the agent for the lenders, and other customary security and other loan documents. The maturity date of this loan is July 26, 2014, which Associates may extend to July 26, 2015 and thereafter to July 26, 2016, in each case upon payment of an extension fee of 0.25% of the total availability under the Secured Term Loan agreement at the time of such extension. Such extensions are subject to customary conditions, including the satisfaction of certain loan-to-value and debt yield ratios and the absence of an event of default.

The initial advance was used to pay and discharge then existing secured mortgage loans relating to the Empire State Building and to fund operations and working capital requirements related to the Empire State Building (including for improvements), including reimbursements to Sublessee for expenditures relating to improvements previously incurred by Sublessee, and certain other general entity purposes permitted in the Secured Term Loan including costs of the financing.

Payment obligations relating to the Secured Term Loan may be accelerated upon the occurrence of an event of default under the Secured Term Loan agreement. Events of default under the Secured Term Loan agreement include, subject in some cases to specified cure periods: payment defaults; failure by Associates to pay taxes; failure to keep certain insurance policies in effect; breaches of representations and covenants contained in the mortgage; defaults in the observance or performance of covenants; inaccuracy of representations and warranties in any material respect; bankruptcy and insolvency related defaults; and the entry of one or more final judgments for the payment of more than $1,000,000 that are not satisfied within 30 days.

The Secured Term Loan agreement contains affirmative and negative covenants customary for financings of this type. Negative covenants in the Secured Term Loan agreement limit Associates’ ability, subject to certain exceptions, to transfer all or substantially all of its property; incur indebtedness and liens; dissolve, liquidate or enter into mergers or similar transactions; change its line of business; cancel debt; enter into transactions with affiliates; rezone its property; sell its assets; make certain distributions to investors; and change its organizational documents. Associates must also maintain a debt yield as specified in the Secured Term Loan agreement.

Associates as both the fee owner and the ground lessor of the Empire State Building is mortgagor and each of its respective estates is therefore mortgaged. Sublessee and the observatory tenant agreed to subordinate their respective leasehold interest to the mortgage. Accordingly, in the event of a foreclosure, their leasehold estates could be terminated.

Associates anticipates that funds for short-term working capital requirements for the Empire State Building will be provided by cash on hand, rental payments received from the Sublessee (which entity is required under the Sublease to make payments of Basic Rent and, subject to cash flow, Overage Rent) and from additional advances of up to $111,000,000 available with respect to the July 26, 2011 refinancing and subsequent amendment on November 2, 2011. Long-term sources of working capital will be provided by rental payments from the Sublessee and/or additional external financing.

The consideration to be paid to the contributing companies and entities in the consolidation will be allocated in accordance with exchange values determined based on appraisals by an independent third party. Such method of allocation has been approved by the Sublessee. Based on the preliminary exchange values, if the consolidation proposal is approved by Associates’ participants, the consideration with respect to the Empire State Building will be allocated approximately 50% to Associates and 50% to the Sublessee, which the supervisor believes is in accordance with the historical treatment of Associates and the Sublessee.

The Sublessee is to maintain the Empire State Building as a high-class office building as required by the terms of the Sublease.

In connection with the July 2011 refinancing of the mortgage on the fee position of the Empire State Building with the Secured Term Loan, it is now intended that Associates generally will incur all capital improvement and tenanting costs commencing with expenditures incurred January 1, 2011 and thereafter. As a result of the refinancing, approximately $86,100,000 was available to Associates to fund such costs. Associates has incurred fixed asset additions of $14,293,516 and deferred leasing costs of $398,897 during the first quarter of 2012 and reimbursed Sublessee $6,067,804, resulting in a payable to Sublessee of $13,455,495 (of which $215,000 relate to unpaid leasing costs) at March 31, 2012.

In 2008, the participants of Associates and the members in Sublessee consented to a building improvements program (the “Program”) with an initial borrowing of $31,500,000 and authorization for possible future refinancings of mortgage debt. To finance improvements to the Real Estate and costs of financing, on February 25, 2009 Associates borrowed $31,500,000 from Signature Bank which was prepaid on July 26, 2011 out of proceeds from the new $159,000,000 Secured Term Loan. Commencing July 26, 2011, Basic Rent was increased to cover debt service on the refinanced loan balance to the extent the Secured Term Loan debt exceeds $60,500,000 which was the balance of the prior first mortgage. Through March 31, 2012, Associates had incurred costs related to the Program of $88,289,500 and currently estimates that the Program, expected to be completed substantially in 2016, will be approximately $550,000,000 to $590,000,000 compared to the original budget of $626,000,000. Due to Sublessee at March 31, 2012 represents the payable to Sublessee for purchased building tenanting costs. The costs of the Program will be financed by the Secured Term Loan, additional financing and Sublessee’s operating cash flow.

The Sublessee is advancing costs of the Program and is reimbursed by Associates from available financing. The Program (1) grants the ownership of the improvements to Associates to the extent of its reimbursements to Sublessee and (2) allows for the increased mortgage charges to be paid by Associates from an equivalent increase in the basic rent paid by the Sublessee to Associates. Since any Overage Rent will be decreased by one-half of that amount, the net effect of the lease modification is to have Associates and the Sublessee share the costs of the Program equally, assuming Overage Rent continues to be earned.

The supervisor of Associates has filed a registration statement on Form S-4 for the solicitation of consents of the participants in Associates and other public limited liability companies supervised by the supervisor to a consolidation transaction. In such consolidation, (x) the property interests of Associates, such other public limited liability companies and certain private entities supervised by the supervisor, and (y) the supervisor and certain affiliated management companies would be contributed to the operating partnership of Empire State Realty Trust, Inc., a newly organized real estate investment trust.

Consents are required from participants in Associates and such other public limited liability companies for them to contribute their interests in the consolidation, and the solicitation of such consents will not commence until the SEC declares effective the registration statement on Form S-4. Consents have been obtained from participants in the private entities and the supervisor and certain affiliated companies and affiliates of the supervisor for them to make such contributions.

Inflation

Inflationary trends in the economy do not directly impact Associates’ operations. As noted above, Associates does not actively engage in the operation of the Empire State Building. Inflation may impact the operations of the Sublessee. The Sublessee is required to pay the Basic Rent regardless of the results of its operations. Inflation and other operating factors affect the amount of Overage Rent payable by the Sublessee, which is based on the Sublessee’s net operating profit.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Empire State Building Associates L.L.C.

(A Limited Liability Company)

We have audited the accompanying consolidated balance sheets of Empire State Building Associates L.L.C. as of December 31, 2011 and 2010, and the related consolidated statements of income, members’ equity and cash flows for each of the two years in the period ended December 31, 2011. Our audits also included the financial statement schedule, Schedule III- Real Estate and Accumulated Depreciation for the years ended December 31, 2011 and 2010, also included in this Form S-4. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire State Building Associates L.L.C. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

New York, New York

April 11, 2012

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2010
Assets
Real estate:
Building:
Empire State Building, located at 350 Fifth Avenue, New York, N.Y.	$38,933,801	$38,933,801
Less: Accumulated depreciation	(9,692,570)	(8,694,307)

	29,241,231	30,239,494

Building improvements	27,676,681	10,162,577
Less: Accumulated depreciation	(792,081)	(411,235)

	26,884,600	9,751,342

Building improvements in progress	7,058,098	—

Tenant Improvements	22,272,545	—
Less: Accumulated depreciation	(1,411,398)	—

	20,861,147	—

Land	21,550,588	21,550,588

Total real estate, net	105,595,664	61,541,424
Cash and cash equivalents	23,236,067	25,318,179
Restricted cash	406,312	896,965
Due from Supervisor	324,111	324,111
Additional rent due from Sublessee	28,780,449	—
Other receivables	115,369	92,118
Deferred costs	8,541,967	1,038,603
Due from Sublessee	—	8,961,815
Other assets	—	100,000
Leasing commissions, less accumulated amortization of $474,217 in 2011	15,900,512	—
Mortgage financing costs, less accumulated amortization of $986,801 in 2011 and $2,457,051 in 2010	6,418,654	901,607

Total assets	$189,319,105	$99,174,822

Liabilities and members’ equity
Liabilities:
Mortgage payable	$159,000,000	$92,000,000
Accrued mortgage interest	463,678	514,944
Due to Sublessee	6,067,803	1,888,629
Accrued supervisory fees, to a related party	1,107,000	312,500
Accrued expenses	109,325	553,522
Due to Supervisor	1,306,131	—

Total liabilities	168,053,937	95,269,595
Commitments and contingencies	—	—
Members’ equity	21,265,168	3,905,227

Total liabilities and members’ equity	$189,319,105	$99,174,822

See accompanying notes to consolidated financial statements.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2011	2010
Revenue:
Rent income, from a related party	$37,233,316	$12,204,649
Interest and dividend income	7,768	12,142

Total revenue	37,241,084	12,216,791

Expenses:
Interest on mortgage	9,648,212	6,729,658
Supervisory services, to a related party	1,904,570	471,917
Depreciation of building and tenant improvements	2,790,506	1,258,831
Amortization of leasing commissions	474,217	—
Professional fees, including amounts paid to a related party	1,010,555	153,990
Accounting fees	163,750	83,000
Miscellaneous	—	346

Total expenses	15,991,810	8,697,742

Net income	$21,249,274	$3,519,049

Earnings per $10,000 participation unit, based on 3,300 participation units outstanding during each year	$6,439	$1,066

See accompanying notes to consolidated financial statements.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Members’ Equity January 1,	Share of Net Income For Year	Distributions	Members’ Equity December 31,
Year Ended December 31, 2011:
Anthony E. Malkin Group	$1,301,742	$7,083,091	$(1,296,445)	$7,088,388
Thomas N. Keltner, Jr. Group	1,301,743	7,083,091	(1,296,444)	7,088,390
Peter L. Malkin Group	1,301,742	7,083,092	(1,296,444)	7,088,390

TOTALS	$3,905,227	$21,249,274	$(3,889,333)	$21,265,168

Year Ended December 31, 2010:
Anthony E. Malkin Group	$2,545,811	$1,173,016	$(2,417,085)	$1,301,742
Thomas N. Keltner, Jr. Group	2,545,813	1,173,016	(2,417,086)	1,301,743
Peter L. Malkin Group	2,545,811	1,173,017	(2,417,086)	1,301,742

TOTALS	$7,637,435	$3,519,049	$(7,251,257)	$3,905,227

See accompanying notes to consolidated financial statements.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2011	2010
Cash flows from operating activities:
Net income (loss)	$21,249,274	$3,519,049
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of building and tenant improvements	2,790,506	1,258,831
Amortization of mortgage financing costs	1,888,410	666,603
Amortization of leasing commissions	474,217
Changes in operating assets and liabilities:
Change in restricted cash	490,653	(182,126)
Change in other receivables	(23,251)	27,778
Additional rent due to/from Sublessee	(30,669,079)	(540,960)
Leasing commissions paid	(11,988,107)
Accrued mortgage interest	(51,266)	—
Change in due to Supervisor	1,306,131	—
Accrued expenses	(444,197)	553,522
Accrued supervisory fees, to a related party	794,500	97,909

Net cash provided by (used in) operating activities	(14,182,209)	5,400,606

Cash flows from investing activities:
Purchase of building and tenant improvements and improvements in progress	(36,201,751)	—

Net cash used in investing activities	(36,201,751)	—

Cash flows from financing activities:
Financing costs	(7,405,455)	—
Proceeds of mortgage	159,000,000	—
Repayment of mortgages payable	(92,000,000)	—
Distributions to Participants	(3,889,333)	(7,251,257)
Change in deferred costs	(7,403,364)	(1,038,603)

Net cash provided by (used in) financing activities	48,301,848	(8,289,860)

Net decrease in cash and cash equivalents	(2,082,112)	(2,889,254)
Cash and cash equivalents, beginning of year	25,318,179	28,207,433

Cash and cash equivalents, end of year	$23,236,067	$25,318,179

Supplemental disclosure of cash flow information:
Cash paid for interest	$6,229,019	$6,063,055

Net cash used in investing activities excludes increases of $6,067,803 and $0 in payable to Sublessee for the years ended December 31, 2011 and 2010, respectively.

See accompanying notes to consolidated financial statements.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business Activity and Purchase of Real Estate

Through April 16, 2002, Empire State Building Associates L.L.C. (“Associates”) owned the tenant’s interest in a master operating leasehold (the “Master Lease”) on the Empire State Building (the “Building”), located at 350 Fifth Avenue, New York, New York. On April 17, 2002 Associates acquired, through a wholly-owned limited liability company, the fee title to the Building and to the land thereunder (the “Land”), (together, the “Real Estate”). Associates subleases the property to Empire State Building Company L.L.C. (“Sublessee”). The consolidated financial statements include the accounts of Associates and, effective April 17, 2002, its wholly-owned limited liability company, Empire State Land Associates L.L.C. All intercompany accounts and transactions have been eliminated in consolidation.

Associates’ members are Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr., each of whom also acts as an agent for holders of participations in his respective member interest in Associates. In the consolidated Statements of Members’ Equity, each such agent representation is referred to as a Group (i.e., Peter L. Malkin Group, Thomas N. Keltner, Jr. Group and Anthony E. Malkin Group).

2.	Summary of Significant Accounting Policies

a.	Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds and all highly liquid debt instruments with an original maturity of three months or less when acquired.

b.	Restricted Cash

Restricted cash at December 31, 2011 and 2010 includes a checking account at HSBC Bank and a money market account held at Capital One Bank pursuant to the terms of the loans, to be used monthly to satisfy a portion of the loan interest obligation.

c.	Use of Estimates

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability, and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

d.	Real Estate and Depreciation

The Real Estate is carried in the financial statements at its historical cost of $60,484,389. The Building and Building improvements are being depreciated on the straight-line basis over their estimated useful lives of 39 years. The tenant improvements are being depreciated over the terms of the individual tenant leases or the estimated useful life if shorter. Under the terms of the April 17, 2002 contract of sale, the deed contains language to avoid the merger of the fee estate and the leasehold, although on a consolidated financial statement basis Associates incurs no leasehold rent expense after acquiring the Real Estate.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

e.	Mortgage Financing Costs, Leasing Commissions and Amortization

Mortgage financing costs relating to the Secured Term Loan totaling $7,405,455 are being amortized ratably over the life of the loan. As the prior first and second mortgages were repaid on July 26, 2011, the remaining unamortized balance of applicable financing costs were written-off. The unamortized loan costs and the prepayment penalty of $2,343,372 on early repayment of such mortgages are included in interest expense of Associates for the year ended December 31, 2011.

Leasing commissions (incurred in connection with the building improvements program) represent reimbursements to the Sublessee for commissions incurred for new tenants and are being amortized over the terms of the individual tenant leases.

f.	Revenue Recognition

Basic rental income, as defined in a long-term lease, is a fixed amount that Associates records ratably over the year. Additional rent is based on 50% of the net operating profit of the Sublessee, as defined, in excess of $1,000,000 for each lease year ending December 31st and is recorded by Associates when such amount becomes realizable and earned, at the end of each calendar year.

g.	Valuation of Long-Lived Assets

Associates assesses the carrying amount of long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When Associates determines that the carrying amount of long-lived assets is impaired, the measurement of any impairment is based on a discounted cash flow method. No impairment loss has been recorded for the years ended December 31, 2011 and 2010.

h.	Income Taxes

Associates is organized as a limited liability company and is taxed as a partnership for income tax purposes. Accordingly, Associates is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. Associates’ taxable income or loss is reportable by its members.

Associates has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements. Taxable years ended December 31, 2008, 2009, 2010 and 2011 are subject to IRS and other jurisdictions tax examinations.

At December 31, 2011, the reported amounts of Associates’ aggregate tax bases exceeded their net assets by approximately $685,600. At December 31, 2010, there was no difference between the tax bases and the reported amount of Associates’ aggregate net assets.

i.	Offering Costs

External offering costs of $7,503,364 and $1,038,603 were incurred for the years ended December 31, 2011 and 2010, respectively, and are reflected as deferred costs on Associates’ Consolidated Balance Sheets. Such costs are comprised of accounting fees, legal fees, and other professional fees. Such costs

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

have been deferred and shall be recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. Additional offering costs for work done by employees of the Supervisor of $1,001,245 and $142,691 for the years ended December 31, 2011 and 2010, respectively, were incurred and advanced by the Supervisor and have been reimbursed to the Supervisor by the entities to be included in the consolidation.

j.	New Accounting Pronouncements:

In May 2011 the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure

Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. The guidance will be effective for us beginning with the first interim period in 2012. In accordance with the guidance, we will be required to disclose the level in the fair value hierarchy in which each fair value lies that is disclosed but not used to measure an asset or liability on the balance sheet. The guidance also clarifies that the fair value of a non-financial asset is based on its highest and best use and requires disclosure if a non-financial asset is being used in a manner that is not its highest and best use. Associates does not have any financial instruments that would be materially impacted by this standard as of December 31, 2011.

3.	Mortgages Payable

To finance the acquisition of the fee title to the Real Estate (Note 1) and certain related costs, on April 17, 2002 Associates obtained a $60,500,000 first mortgage with Capital One Bank. The mortgage was scheduled to mature on May 1, 2012. To finance improvements at the property and costs of the financing, on February 25, 2009 Associates borrowed $31,500,000 from Signature Bank secured by a second mortgage on the Real Estate. The second mortgage was also scheduled to mature on May 1, 2012. The first and second mortgage loans aggregating $92,000,000 plus accrued interest and prepayment penalties of $2,343,373 were prepaid on July 26, 2011 out of proceeds from the new $159,000,000 financing described below.

On July 26, 2011, Associates entered into a three-year term loan (the “Secured Term Loan”) with institutional lenders, including HSBC Bank USA, National Association as agent and HSBC Bank USA, National Association and DekaBank Deutsche Girozentrale as lead arrangers. At the closing of the Secured Term Loan, the lenders provided Associates with an advance of $159,000,000 (of which $92,000,000 repaid existing indebtedness). The Secured Term Loan is secured by a mortgage on the Real Estate.

The Secured Term Loan was amended by the First Amendment to Loan Agreement, Ratification of Loan Documents and Omnibus Amendment dated as of November 2, 2011 to provide for additional commitments from Capital One, National Association and Bank of America, N.A. of up to $141,000,000 so that, collectively, the loan was increased to $300,000,000. No additional funds were drawn at the time of the modification. Provided no event of default has occurred, and subject to other conditions, upon Associates’ request, HSBC has also agreed to source further additional commitments aggregating up to $200,000,000 in the sole discretion of the lenders. Any further advances under the Secured Term Loan are subject to the consent of the Sublessee. The Secured Term Loan was amended on November 23, 2011 clarifying certain terms upon which the Real Estate is permitted to be transferred into a consolidated entity without accelerating the Secured Term Loan.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

3.	Mortgages Payable (continued)

Pursuant to the terms of the Secured Term Loan agreement, Associates and Sublessee entered into an amendment dated July 26, 2011 to the sublease (“Third Modification of Sublease”) pursuant to which (i) Sublessee consented to the advance of up to $159,000,000 under the Secured Term Loan and (ii) in accordance with the terms of the existing sublease agreement (which terminates on January 4, 2076) between Sublessee and Associates, the basic rent payable by Sublessee was increased by an amount equal to the debt service on the portion of the borrowing from the Secured Term Loan associated with improvements (excluding any principal payable upon maturity) (Note 12). The original basic rent payable by Sublessee is more than sufficient to pay the debt service on the portion of the borrowing associated with purchasing the fee position in 2002.

Subject to the terms and conditions of the Secured Term Loan agreement, the outstanding principal amount of the Secured Term Loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the Secured Term Loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. In connection with this loan, Associates issued promissory notes, a mortgage encumbering the Property in favor of the agent for the lenders, and other customary security and other loan documents. The maturity date of this loan is July 26, 2014, which Associates may extend to July 26, 2015 and thereafter to July 26, 2016, in each case upon payment of an extension fee of 0.25% of the total availability under the Secured Term Loan agreement at the time of such extension. Such extensions are subject to customary conditions, including the satisfaction of certain loan-to-value and debt yield ratios and the absence of an event of default.

4.	Related Party Transactions—Rent Income

Associates does not operate the Building. It subleases the Building to Sublessee pursuant to a net operating sublease (the “Sublease”), which included an initial term which expired on January 4, 1992. The Sublease provides four separate options for Sublessee to renew the term, in each case for an additional 21 years, on the terms of the original Sublease. Such renewals have been exercised by Sublessee (a) on January 30, 1989, for the first renewal period from January 5, 1992 through January 4, 2013 and (b) as of February 11, 2010, for the remaining three renewal periods from January 5, 2013 through January 4, 2076 (the last two such renewals being exercised by Sublessee with Associates’ consent for early exercise). Sublessee is required to pay annual basic rent of $6,018,750 from January 1, 1992 through January 4, 2013, and $5,895,625 from January 5, 2013 through the expiration of all renewal terms. Sublessee is also required to pay Associates additional rent of 50% of Sublessee’s net operating profit, as defined in the Sublease, in excess of $1,000,000 for each lease year ending December 31. In addition to the above, Sublessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Building adequately insured against fire and accident. In accordance with the 3rd lease modification dated July 26, 2011, basic rent was increased to cover debt service relating to the Secured Term Loan refinancing that prepaid the first and second mortgages aggregating $92,000,000 (Note 3), to the extent the Secured Term Loan debt exceeds the previous first mortgage of $60,500,000. Basic rent will be increased to cover debt service on any additional borrowings for improvements and tenanting costs and on any refinancing of such debt so long as the aggregate amount refinanced does not exceed the then existing amount of debt plus refinancing costs.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

4.	Related Party Transactions—Rent Income (continued)

Additional rent through all renewal terms under the Sublease is payable in an amount equal to 50% of the Sublessee’s annual net operating profit, as defined, in excess of $1,000,000. For 2011 and 2010, Sublessee reported net operating profit of $58,560,898 and $9,222,742, respectively. Therefore, rent income was comprised as follows:

	For the years ended December 31,
	2011	2010
Minimum basic rent	$6,018,750	$6,018,750
Additional basic rent	2,434,117	2,074,528
Additional rent earned	28,780,449	4,111,371

	$37,233,316	$12,204,649

Due to Sublessee at December 31, 2011 represents the payable to Sublessee for purchased building and tenanting costs.

Real estate taxes paid directly by the Sublessee for the years ended December 31, 2011 and 2010 totaled $30,009,907 and $27,664,886, respectively.

The following is a schedule of future minimum rental income (assuming that the Sublessee does not surrender the Sublease):

Year ending December 31,
2012	$6,018,750
2013	5,895,625
2014	5,895,625
2015	5,895,625
Thereafter	353,737,500

$377,443,125

On July 26, 2011, Associates refinanced the existing mortgages which were scheduled to mature on May 1, 2012. The above table does not reflect additional basic rent to cover debt service on the Secured Term Loan. As indicated in the above table, additional basic rent for the years ended December 31, 2011 and 2010 to cover debt service on the mortgages totaled $2,434,117 and $2,074,528, respectively. The above table reflects all lease renewals described above.

The prospectus/consent solicitation in which these financial statements are included relates to the solicitation of consents of the Participants in Associates and other public limited liability companies supervised by the Supervisor to a consolidation transaction. In such consolidation, (x) the property interests of Associates, such other public limited liability companies and certain private entities supervised by the Supervisor, and (y) the Supervisor and certain affiliated management companies will be contributed to the operating partnership of a newly organized publicly traded real estate investment trust.

Consents are required from Participants in Associates and such other public limited liability companies for them to contribute their interests in the consolidation, and the solicitation of such consents will not commence until the SEC declares effective the registration statement on Form S-4. Consents have been obtained from Participants in the private entities and the Supervisor and certain affiliated companies and affiliates of the Supervisor for them to make such contribution.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

4.	Related Party Transactions—Rent Income (continued)

The consideration to be paid to the contributing companies and entities in the consolidation will be allocated in accordance with exchange values determined based on appraisals by an independent third party. Such method of allocation has been approved by the Sublessee. Based on the preliminary exchange values, if the consolidation proposal is approved by Associates’ Participants, the consideration with respect to the Empire State Building will be allocated approximately 50% to Associates and 50% to the Sublessee, which the Supervisor believes is in accordance with the historical treatment of the Associates and Sublessee.

5.	Related Party Transactions—Supervisory and Other Services

Supervisory and other services are provided to Associates by its supervisor, Malkin Holdings LLC (“Malkin Holdings” or the “Supervisor”), a related party. Associates’ members consist of certain individuals who hold senior positions at Supervisor, each of whom also acts as an agent (collectively, the “Agents”) for holders (the “Participants”) of participations (“Participations”) in his respective member interest in Associates. Beneficial interests in Associates are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Associates pays Supervisor for supervisory services and disbursements. The basic fee (the “Basic Payment”) had been payable at the rate of $100,000 per annum, payable $8,333 per month, since inception in 1961. The Agents approved an increase in such fee in an amount equal to the increase in the Consumer Price Index since such date, resulting in an increase in the Basic Payment to $725,000 per annum effective July 1, 2010, to be adjusted annually for any subsequent increase in the Consumer Price Index. The Basic Payment is payable (i) not less than $8,333 per month and (ii) the balance out of available reserves from Additional Rent. If Additional Rent is insufficient to pay such balance, any deficiency shall be payable in the next year in which Additional Rent is sufficient. The Agents also approved payment by Associates, effective July 1, 2010, of the expenses in connection with regular accounting services related to maintenance of Associates’ books and records. Such expenses were previously paid by Supervisor.

In 2011, Malkin Holdings earned $1,001,245 from Associates and $983,027 from Sublessee for special supervisory services at hourly rates in connection with a proposed consolidation of Associates, other public and private entities supervised by Malkin Holdings, and Malkin Holdings and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed REIT, all representing Associates’ allocable portion of such fees to be paid directly and not borne indirectly through Additional Rent deductions. Malkin Holdings also receives an additional payment equal to 6% of distributions to the Participants in Associates in excess of 9% per annum on their remaining cash investment in Associates (which at December 31, 2011 was $33,000,000). For tax purposes, any additional payment is recognized as a profits interest and the Supervisor is treated as a partner, all without modifying each Participant’s distributive share of reportable income and cash distributions. Distributions in respect of Malkin Holdings’ profits interest totaled $1,166,417 for 2011 and $59,417 for 2010, respectively.

Malkin Holdings also serves as supervisor for Sublessee for which it receives a basic annual fee of $574,000 effective January 1, 2010, adjusted annually by the Consumer Price Index. The basic supervisory fees for the years ended December 31, 2011 and 2010 were $583,368 and $574,000, respectively. For the years ended December 31, 2011 and 2010, Malkin Holdings received $1,667,955 and $271,332, respectively, from the Sublessee in other service fees. Under separate agreements to which Sublessee is not a party, certain of Sublessee’s participants pay Malkin Holdings and members of Peter L. Malkin’s immediate family a percentage of distributions above an annual threshold. These third party payments (which totaled $1,796,393 and $68,880 in 2011 and 2010, respectively, to Malkin Holdings and such Malkin family members) do not impose any obligation upon Sublessee or affect its assets and liabilities.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

6.	Number of Participants

There were 2,824 and 2,813 Participants in the participating groups at December 31, 2011 and 2010, respectively.

7.	Determination of Distributions to Participants

Distributions to Participants during each year generally reflect the excess of the current year’s annual rent income, plus additional rent income and dividend income earned in the prior year, over the cash expenses and mortgage requirements of the current year, adjusted for those cash reserves management judges to be suitable under the circumstances.

8.	Distributions and Amount of Income per $10,000 Participation Unit

Distributions per $10,000 participation unit during the years ended December 31, 2011 and 2010, based on 3,300 participation units outstanding during each year, consisted of him following:

	Year ended December 31,
	2011	2010
Income	$1,179	$1,066
Return of capital	—	1,131

Total distributions	$1,179	$2,197

9.	Contingencies

Malkin Holdings LLC and Peter L. Malkin, a member in Associates, were engaged in a proceeding with Sublessee’s former managing agent, Helmsley-Spear, Inc. that commenced in 1997, concerning the management, leasing, and supervision of the property that is subject to the Sublease to Sublessee. In this connection, certain costs for legal and professional fees and other expenses were paid by Malkin Holdings and Mr. Malkin. Malkin Holdings and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent tribunal authorizes payment or (b) an investor voluntarily agrees that his or her proportionate share be paid. On behalf of himself and Malkin Holdings, Mr. Malkin has requested, or intends to request, such voluntary agreement from all investors, which may include renewing such request in the future for any investor who previously received such request and failed to confirm agreement at that time. Because any related payment has been, or will be, made only by consenting investors, Associates has not provided for the expense and related liability with respect to such costs in these financial statements.

An August 29, 2006 settlement agreement terminated Helmsley-Spear, Inc. as managing and leasing agent at the property as of August 30, 2006. Sublessee is now self-managing the property, subject to the supervision of Malkin Holding L.L.C., as its supervisor, while engaging third party leasing agents, CB Richard Ellis for retail space since August 30, 2006 and Newmark Knight Frank for non-retail space since October 21, 2009.

Five putative class actions have been brought by participants in Associates and several other entities supervised by Malkin Holdings that own fee or leasehold interests in various properties located in New York City, (which were filed March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012) (the “Class Actions”). As now pending in New York State Supreme Court, New York

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

9.	Contingencies (continued)

County, each Class Action challenges the proposed consolidation of those and other properties supervised by Malkin Holdings into a real estate investment trust (the “REIT”) and the initial public offering of shares in Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a REIT. The plaintiffs assert claims against Malkin Holdings, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, Empire State Realty OP, L.P., and the REIT (“Defendants”) for breach of fiduciary duty, unjust enrichment and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the participants, the consolidation provides excessive benefits to Malkin Holdings and its affiliates and the prospectus/consent solicitation statement which is part of the registration statement on Form S-4 relating to the consolidation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. Defendants intend to consent to consolidation, and have no position with respect to appointment of co-lead counsel.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, the company may incur costs associated with defending or settling such litigation or paying any judgment if Defendants lose. In addition, the company may be required to pay damage awards or settlements. At this time, the company cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on the Company’s financial statements. Defendants believe the Class Actions are baseless and intend to defend them vigorously.

There is a risk that other third parties will assert claims against the Defendants or the supervisor relating to this transaction, including, without limitation, that the supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the Defendants or the supervisor.

10.	Concentration of Credit Risk

	December 31,
	2011	2010
Cash and cash equivalents consist of the following:
JPMorgan Chase Bank	$96,212	$6,045,419
Signature Bank	—	141,357
Fidelity U.S. Treasury Income Portfolio	23,139,855	19,131,403

Total cash and cash equivalents	$23,236,067	$25,318,179

Associates maintains cash and cash equivalents (including restricted cash) in two banks and in a money market fund (Fidelity U.S. Treasury Income Portfolio). The Federal Deposit Insurance Corporation (“FDIC”) insures each interest bearing account up to $250,000 and fully insures non-interest bearing accounts through December 31, 2012. At December 31, 2011, the bank accounts are fully insured. Funds in the money market fund were not insured at December 31, 2011 and 2010. Distributions are paid from a cash account held by Malkin Holdings. That account is included on the accompanying balance sheet as “Due from Supervisor.” The funds (approximately $324,000 at December 31, 2011 and 2010) were paid to the Participants on January 1, 2012 and 2011, respectively.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

11.	Building Improvements Program

In 2008, the Participants of Associates consented to a building improvements program (the “Program”) with an initial borrowing of $31,500,000 and authorization for possible future refinancings of mortgage debt. To finance improvements to the Real Estate and costs of financing, on February 25, 2009 Associates borrowed $31,500,000 from Signature Bank (Note 3) which was prepaid on July 26, 2011 out of proceeds from the new $159,000,000 Secured Term Loan. Commencing July 26, 2011, Basic Rent was increased to cover debt service on the refinanced loan balance to the extent the Secured Term Loan debt exceeds $60,500,000 which was the balance of the prior first mortgage. Through December 31, 2011, Associates had incurred costs related to the Program of $55,778,000 and currently estimates that the Program, expected to be completed substantially in 2016, will be approximately $550,000,000 to $590,000,000 compared to the original budget of $626,000,000. Due to Sublessee at December 31, 2011 represents the payable to Sublessee for purchased building tenanting costs. The costs of the Program will be financed by the Secured Term Loan, additional financing (Note 3) and Sublessee’s operating cash flow.

The Sublessee is advancing costs of the Program and is reimbursed by Associates from available financing. The Program (1) grants the ownership of the improvements to Associates to the extent of its reimbursements to Sublessee and (2) allows for the increased mortgage charges to be paid by Associates from an equivalent increase in the basic rent paid by the Sublessee to Associates. Since any additional rent will be decreased by one-half of that amount, the net effect of the lease modification is to have Associates and the Sublessee share the costs of the Program equally, assuming additional rent continues to be earned.

12.	Subsequent Events

Additional Rent of $28,780,449 was paid to Associates on March 5, 2012. On March 8, 2012, out of the Additional Rent, $17,343,000 was distributed to the Participants in Associates and $1,107,000 was paid to Malkin Holdings, representing the balance of its additional payment for 2011.

Sublessee concluded an agreement with New York City for a reduction in real estate taxes for the tax years 2002/2003-2011/2012 resulting in gross tax savings of approximately $16,900,000, of which approximately $12,400,000 will be in the form of a refund and the balance through future tax reductions to be phased in through 2012/2016. Professional fees total $1,735,010, including $867,505 to Malkin Holdings. Sublessee is reviewing the adjustment to real estate tax escalation rent billings to existing tenants resulting from the tax reduction.

An additional $30,000,000 was drawn on the Secured Term Loan on April 6, 2012 bringing the total amount advanced to $189,000,000.

SCHEDULE III

Real Estate and Accumulated Depreciation

		December 31, 2011		December 31, 2010
Column
A	Description
	Land and building situated at 350 Fifth Avenue, New York, New York
B	Encumbrances
	HSBC Bank	$159,000,000		—

	Capital One Bank and Signature Bank	—		$92,000,000

C	Initial cost to company
	Land and building	$60,484,389		$60,484,389

D	Cost capitalized subsequent to acquisition
	Building, tenant improvements and improvements in progress	$57,007,324		$10,162,577

E	Gross amount at which carried at close of period
	Land	$21,550,588		$21,550,588
	Building, tenant improvements and improvements in progress	95,941,125		49,096,378

	Total	$117,491,713	(a)	$70,646,966	(a)

F	Accumulated depreciation	$11,896,048	(b)	$9,105,542	(b)

G	Date of construction	1931		1931
H	Date acquired	April 17, 2002		April 17, 2002
I	Life on which depreciation of building and improvements in latest income statements is computed	39 years		39 years
(a)	Gross amount of real estate balance at January 1	$70,646,966		$70,646,966
	Purchase of real estate: improvements	46,844,747		–

	Balance at December 31	$117,491,713		$70,646,966

	The costs for federal income tax purposes are the same as for financial statement purposes.
(b)	Accumulated depreciation
	Balance at January 1	$9,105,542		$7,846,711
	Depreciation: F/Y/E	2,790,506		1,258,831

	Balance at December 31	$11,896,048		$9,105,542

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Empire State Building Company L.L.C.

(a Limited Liability Company)

We have audited the accompanying consolidated balance sheets of Empire State Building Company L.L.C. and Affiliates as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire State Building Company L.L.C. and Affiliates at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

April 11, 2012

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2010
ASSETS

Property—at cost:
Leasehold improvements	$168,225,715	$169,116,734
Subtenant improvements	62,001,552	62,001,552
Leasehold	740,000	740,000
Equipment	5,436,001	5,436,001

	236,403,268	237,294,287
	53,913,170	42,546,701

Less accumulated depreciation and amortization
	182,490,098	194,747,586
Net Property
Other Assets:	32,210,735	42,797,338
Cash and cash equivalents	5,890,221	4,836,544
Cash—restricted—tenants’ security deposits	7,268,591	683,147
Cash—tenant improvement escrow	1,507,232	2,263,592
Accounts receivable—net	3,800,230	4,745,195
Rent receivable	43,796,054	35,403,198
Unbilled rent receivable—net	1,235,179	1,353,575
Loans receivable	16,390,511	16,024,792
Prepaid expenses
Overage rent due from lessor	12,392,263	16,186,225
Deferred charges and other deferred costs, net of accumulated amortization	6,067,806	1,888,629
Due from Supervisor	300,000	300,000
Other assets	—	314,445

Total Assets	$313,348,920	$321,544,266

LIABILITIES AND EQUITY

Liabilities:
Accounts payable and accrued liabilities	$19,384,473	$22,576,559
Tenants’ security deposits payable	5,890,221	4,836,544
Overage rent due to lessor	28,780,449	—
Due to lessor	—	8,963,473
Due to Supervisor	—	97,401
Deferred income	8,935,964	5,992,005

Total Liabilities	62,991,107	42,465,982

Commitments and Contingencies	—	—
Equity (Deficit):
Empire State Building Company L.L.C. members’ equity	252,164,398	282,084,869
Noncontrolling interest	(1,806,585)	(3,006,585)

Total Equity	250,357,813	279,078,284

Total Liabilities and Equity	$313,348,920	$321,544,266

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2011	2010
Income:

Rent:
Minimum rental revenue	$71,027,944	$63,238,062
Tenant reimbursements	25,652,065	30,041,000
Antenna license fees	16,410,246	16,056,286
Other	5,504,740	5,045,107

Total Rent	118,594,995	114,380,455

Observatory:
Revenue	80,562,446	78,879,919
Expenses	20,009,225	18,249,147

Observatory Net Income	60,553,221	60,630,772

Total Income	179,148,216	175,011,227

Operating Expenses:
Basic rent expense	8,439,772	8,094,750
Overage rent	28,780,449	4,111,371
Real estate taxes	30,009,907	27,664,886
Payroll and related costs	23,025,267	21,116,346
Repairs and maintenance	14,697,053	10,689,687
Utilities	12,557,405	15,539,915
Supervisory fees	583,368	574,000
Professional fees	5,340,405	5,543,394
Insurance	7,422,948	7,657,206
Advertising	2,113,253	2,538,242
Cleaning	2,881,196	2,924,560
Administrative	1,580,273	2,292,902
Acquisition fees	8,305,666	—
Depreciation	12,795,037	9,318,935
Amortization	3,038,347	2,374,619
Bad debts, net	5,423,352	2,405,578

Total Operating Expenses	166,993,698	122,846,391

Operating Income	12,154,518	52,164,836

Interest and Dividend Income	125,011	140,043

Net Income	12,279,529	52,304,879
Net Income of Affiliate Attributable to Noncontrolling Interest	(1,200,000)	(1,935,159)

Net Income Attributable to Empire State Building Company L.L.C.	$11,079,529	$50,369,720

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Total	Empire State Building Company L.L.C. Members’ Equity	Noncontrolling Interest
Equity (Deficit)—January 1, 2010	$230,373,405	$235,315,149	$(4,941,744)
Distributions—2010	(3,600,000)	(3,600,000)	—
Net Income—2010	52,304,879	50,369,720	1,935,159

Equity (Deficit)—December 31, 2010	279,078,284	282,084,869	(3,006,585)
Distributions—2011	(41,000,000)	(41,000,000)	—
Net Income—2011	12,279,529	11,079,529	1,200,000

Equity (Deficit)—December 31, 2011	$250,357,813	$252,164,398	$(1,806,585)

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2011	2010
Cash Flows from Operating Activities:
Net income	$12,279,529	$52,304,879
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,795,037	9,318,935
Amortization	3,038,347	2,374,619
Bad debts	5,423,352	2,405,578
Net change in operating assets and liabilities:
Accounts receivable	756,360	(2,533,006)
Rent receivable	(4,478,387)	1,359,668
Unbilled rent receivable	(8,392,856)	(4,740,929)
Loans receivable	118,396	46,334
Prepaid expenses	(365,719)	(1,226,486)
Deferred charges—leasing commissions and costs	(435,655)	(2,516,294)
Overage rent due from/to Lessor	30,669,078	540,960
Other assets	314,445	219,752
Accounts payable and accrued liabilities	5,062,734	(5,749,142)
Deferred income	2,943,959	372,366

Net Cash Provided by Operating Activities	59,728,620	52,177,234

Cash Flows from Investing Activities:
Property additions	(7,025,547)	(49,768,496)
Tenant improvement escrow, net	(6,585,444)	(3,539)

Net Cash Used in Investing Activities	(13,610,991)	(49,772,035)

Cash Flows from Financing Activities:
Members’ distributions	(41,000,000)	(3,600,000)
Reimbursements from Lessor	48,189,857	—
Outlays on behalf of Lessor	(64,835,291)	—
Other deferred costs	941,202	(941,202)
Advances from Lessor to fund building improvements	—	1,658

Net Cash Used in Financing Activities	(56,704,232)	(4,539,544)

Net Decrease in Cash and Cash Equivalents	(10,586,603)	(2,134,345)

Cash and Cash Equivalents—beginning of year	42,797,338	44,931,683

Cash and Cash Equivalents—end of year	$32,210,735	$42,797,338

Net cash used in financing activities excludes increases of $1,069,069 and $-0- in accounts payable and accrued liabilities for the years ended December 31, 2011 and 2010, respectively.
Supplemental Schedule of Noncash Activities -
For the year ended December 31, 2010, the Company entered into a lease modification agreement with a tenant which had a rent receivable balance in arrears.
Decrease in rent receivable	$—	$1,399,909
Increase in loans receivable	—	(1,399,909)

	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Nature of Business

Empire State Building Company L.L.C. (“ESB”) was originally organized on August 15, 1961 as a joint venture to lease and sublease the approximately 2,800,000 square foot office building and Observatory, more commonly known as the Empire State Building situated at 350 Fifth Avenue, New York, New York, (the “Property”). At December 31, 2011, the Property was approximately 68% occupied. On April 2, 1971, ESB converted from a joint venture to a general partnership. On December 17, 2001, ESB converted from a general partnership to a New York limited liability company and is now known as Empire State Building Company L.L.C. Although limited liability companies are unincorporated associations, their members have limited personal liability for the obligations or debts of the entity similar to stockholders of a corporation.

ESB commenced operations on August 15, 1961 and is to continue until the earlier of the complete disposition of all of the Company’s assets, unless sooner terminated pursuant to the Operating Agreement or by law.

On February 9, 1962, Empire State Building, Inc. (the “Observatory” or “Inc.”) was formed to sublease from ESB and operate the observation decks located on the 86th and 102nd floors of the Property. A new lease was entered into in 2010 (the “2010 Lease”) under which Inc. acted as agent for a joint venture (the “Joint Venture”) owned 99% by ESB and 1% by Inc. The Joint Venture arrangement has no significant impact on the financial position or results of operations reported in the consolidated financial statements. The 2010 Lease expired on December 31, 2010 and was not renewed.

On January 1, 2011, ESB entered into a lease for the observation decks with ESB Observatory LLC, a newly organized limited liability company owned 99% by ESB and 1% by ESB 102 Corporation (which, in turn, is owned 100% by ESB), for a five-year term commencing January 1, 2011 and expiring December 31, 2015. ESB Observatory LLC is to pay fixed annual rent of $6,700,000, adjusted each year commencing 2012 to reflect the increase in the Consumer Price Index, plus additional rent, as defined in the lease. The new leasing arrangement does not have a significant impact on the financial position or results of operations reported in the consolidated financial statements.

On July 15, 2009, ESB Captive Insurance Company L.L.C. (the “Captive”) was formed in the State of Vermont, as a captive insurance company to insure the Property and business interruption risks of ESB and the Observatory, including, but not limited to, terrorism risks. The Captive was formed as a single member limited liability company, wholly owned by ESB. For income tax reporting purposes, a single member LLC is classified as a division of its member, accordingly, the single member LLC’s taxable income or loss is reportable by its member. The Captive reinsures certain coinsurance amounts. There were no losses incurred through December 31, 2011.

2.	Summary of Significant Accounting Policies

Principles of consolidation—The accompanying consolidated financial statements include the accounts of Empire State Building Company L.L.C. and its wholly owned subsidiaries: ESB Captive Insurance Company L.L.C., ESB 102 Corporation, and ESB Observatory LLC; and Empire State Building, Inc. (collectively, the “Company”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company follows the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Among other matters, the noncontrolling interest standards require that noncontrolling interests be reported as part of equity in the consolidated balance sheets (separately from the controlling interest’s equity). The

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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2.	Summary of Significant Accounting Policies (continued)

noncontrolling interest standards also require companies to disclose the changes in the noncontrolling interest in the statement of equity or in a separate note to the financial statements; and require that net income include earnings attributable to the noncontrolling interest with disclosure on the face of the statement of income of the amounts attributable to the parent and to the noncontrolling interest.

The Company’s interest in Empire State Building, Inc. is classified as a noncontrolling interest in the accompanying consolidated financial statements.

Variable interest entities—Under FASB ASC 810, “Consolidation,” when a reporting entity (ESB) is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary of a VIE is based on a qualitative rather than a quantitative analysis. An entity is required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Prior to January 1, 2011, ESB had determined that both Inc. and the Joint Venture were VIEs of which ESB was the primary beneficiary. As a result, ESB consolidated both the Joint Venture and Inc. at December 31, 2010, as ESB through its design of the Joint Venture and Inc. and its lease to the Joint Venture, had both the power to direct the activities that most significantly impact both the Joint Venture and Inc.’s economic performance and the obligation to absorb losses of both the Joint Venture and Inc. and the right to receive benefits from both the Joint Venture and Inc. that could be significant to both the Joint Venture and Inc.

On January 1, 2011, ESB deconsolidated the Joint Venture as a result of the expiration of the 2010 Lease. As of December 31, 2011, ESB continued to report an estimated $1,910,000 income tax liability relating to uncertain tax positions of Inc. as ESB is responsible for such liability.

The deconsolidation of the Joint Venture had no impact on ESB’s consolidated balance sheets and statement of income as ESB owned 99% of the Joint Venture.

The aggregate assets, liabilities and deficit of Inc. as of December 31, 2011 were $4,574,414, $6,380,999 and $(1,806,585), respectively, and net income for the year ended December 31, 2011 consisted of an income tax benefit of $1,200,000. The liabilities of Inc. consist of $1,910,000 of income tax liability and approximately $4,470,000 of intercompany payable due to ESB, which eliminates in consolidation. The aggregate assets, liabilities and deficit of the Joint Venture as of December 31, 2010 were $6,895,694, $9,902,279 and $(3,006,585) (includes Inc.’s 1% interest in the Joint Venture), respectively. Net income for the year then ended was $4,515,868 (net of rent paid to ESB). Net income attributable to the noncontrolling interest was $1,935,159 (inclusive of a $1,890,000 income tax benefit).

Revenue recognition:

Empire State Building Company L.L.C.—Minimum rental revenue is recognized on a straight-line basis over the terms of the subleases. The excess of rents so recognized over amounts contractually due pursuant to the underlying subleases is included in unbilled rents receivable on the accompanying balance sheets. Leases generally contain provisions under which tenants reimburse the Company for a portion of property operating expenses, real estate taxes and other recoverable costs. Receivables for escalation and expense reimbursements are accrued in the period the related expenses are incurred. Rental payments received before they are recognized as income are recorded as deferred income.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

ESB provides an estimated allowance for uncollectible rent and loans receivable based upon an analysis of tenant and loan receivables and historical bad debts, tenant concentrations, tenant credit worthiness, tenant security deposits (including letters of credit and lease guarantees provided by the tenant), current economic trends and changes in tenant payment terms. Rent receivable is shown net of an estimated allowance for doubtful accounts of $1,455,000 and $1,192,000 at December 31, 2011 and 2010, respectively. Unbilled rent receivable is shown net of an estimated allowance for doubtful accounts of $710,000 and $165,000 at December 31, 2011 and 2010, respectively.

Bad debt expense is shown net of recoveries.

ESB Observatory LLC and Empire State Building, Inc.—Revenues from the sale of Observatory tickets are recognized upon admission. Deferred income related to unused and unexpired tickets as of December 31, 2011 was approximately $3,400,000.

ESB Observatory LLC and Empire State Building, Inc. provide an estimated allowance for uncollectible accounts receivable based upon an analysis of accounts receivable and historical bad debts, customer credit worthiness, current economic trends and changes in payment terms. Management believes no allowance is necessary for outstanding accounts receivable balances at December 31, 2011 and 2010.

Cash and cash equivalents—The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

At times the Company has demand and other deposits with a bank in excess of federally insured limits. The possibility of loss exists if the bank holding uninsured deposits were to fail.

Property—The Company reviews real estate assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets to be held and used may not be recoverable. Impairment losses are recognized when the estimated undiscounted cash flows expected to be generated by those assets are less than the assets’ carrying amount. Impaired assets are recorded at their estimated fair value calculated based on the discounted cash flows expected to be generated by the asset. No impairment loss has been recorded for the years ended December 31, 2011 and 2010.

Depreciation and amortization—Depreciation is computed by the straight-line method over the estimated useful lives of forty years for the leasehold improvements and seven years for equipment. The leasehold is being depreciated by the straight-line method over the term of the sublease. Subtenant improvements, leasing commissions and leasing costs are amortized by the straight-line method over the terms of the related tenant leases.

Repairs and maintenance are charged to expense as incurred. Expenditures which increase the useful lives of the assets are capitalized.

Sales tax—Sales tax collected by ESB from tenants for sub-metered electricity is presented in the financial statements on a gross basis and, accordingly, included in revenue and expenses. Observatory admission ticket sales are reported net of sales tax and, accordingly, excluded from revenue and expenses.

Income taxes—ESB and ESB Observatory LLC are not subject to federal and state income taxes and, accordingly, make no provision for federal and state income taxes in the accompanying financial statements. ESB’s rental operations are not subject to local income taxes. ESB’s taxable income or loss (which includes the income or loss of the Captive) is reportable by its members.

Empire State Building, Inc. has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code and applicable New York State income tax law effective January 1, 1971. Accordingly, the

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

Company has not provided for federal or state income taxes since all income is passed through directly to the stockholders for the years ended December 31, 2011 and 2010. New York City does not recognize S Corporations as pass-through entities. Therefore, Empire State Building, Inc. is subject to New York City general corporate tax which totaled approximately $2,500 for the year ended December 31, 2010. ESB and ESB Observatory LLC are subject to New York City Unincorporated Business tax which totaled approximately $177,000 and $184,000 for the years ended December 31, 2011 and 2010, respectively. ESB 102 Corporation is subject to federal, New York State and New York City corporation tax, which totaled approximately $11,000 for the year ended December 31, 2011. ESB Observatory LLC was in place as of January 1, 2011. The $184,000 is related to ESB Co. Inc. JV, which was the JV in place in 2010.

The Company follows the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes,” which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740 the tax benefit from an uncertain tax position may only be recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Among other matters, FASB ASC 740 also provides guidance on accounting for interest and penalties associated with tax positions. As of December 31, 2011, the Company has recorded a liability of $1,910,000 for uncertain tax positions, which is included in accounts payable and accrued liabilities on the Company’s consolidated balance sheet (including $619,000 of accrued interest and penalty). During the years ended December 31, 2011 and 2010, the Company recorded a tax benefit of $1,200,000 and $1,890,000 (inclusive of reductions in interest and penalties of $330,000 and $496,000) as a component of Observatory Income, net on the accompanying consolidated statement of income. The liability is based on amounts of possible outcomes, using facts, circumstances and information available at the reporting date. Interest and penalties are included as a component of income tax benefit on the accompanying consolidated statement of income.

Taxable years ended December 31, 2008, 2009, 2010 and 2011 are subject to IRS and other jurisdictions tax examinations.

Advertising—The Company expenses advertising costs as incurred. The Company incurred advertising costs of $4,703,117 and $5,054,935, respectively (inclusive of $2,589,864 incurred by ESB Observatory LLC in 2011 and $2,516,693 incurred by Empire State Building, Inc. in 2010), for the years ended December 31, 2011 and 2010.

Environmental costs—The Property contains asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations. As certain demolition of the space occurs, environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, the Company is unable to reasonably estimate the fair value of this obligation. Asbestos abatement costs are charged to expense as incurred.

Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company regards the allowance for uncollectible rents (including unbilled rent receivable) as being particularly sensitive. Further, when tenants experience financial difficulties, uncertainties associated with assessing the recoverability of subtenant improvements and leasing commissions increase.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

Other items subject to such estimates and assumptions include the determination of the useful life of real estate and other long-lived assets as well as the valuation and impairment analysis of real property and other long-lived assets.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

Recently adopted accounting pronouncements—In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and requires disclosure of details of significant asset or liability transfers in and out of Level 1 and Level 2 measurements within the fair value hierarchy and inclusion of gross purchases, sales, issuances, and settlements in the rollforward of assets and liabilities valued using Level 3 inputs within the fair value hierarchy. The guidance also clarifies and expands existing disclosure requirements related to the disaggregation of fair value disclosures and inputs used in arriving at fair values for assets and liabilities using Level 2 and Level 3 inputs within the fair value hierarchy. These disclosure requirements were effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of this guidance on January 1, 2010, excluding the Level 3 rollforward, did not result in additional disclosures in our consolidated financial statements. The gross presentation of the Level 3 rollforward is required for interim and annual reporting periods beginning after December 15, 2010. The adoption of this pronouncement did not have a material impact on the Company’s financial statements.

New accounting pronouncements not yet adopted—In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. In accordance with the guidance the Company requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. For nonpublic companies this ASC is effective for annual periods for fiscal years ending after December 31, 2012. The adoption of this update on January 1, 2012 is not expected to have a material impact on our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-9, Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan. The ASU requires substantially more disclosures regarding the multiemployer plan the Company participates in, the nature of the Company’s commitment to the plan and other disclosures. The current recognition and measurement guidance is unchanged. The Company is evaluating the disclosures required under the ASU. For non-public companies this ASU is effective for annual periods for fiscal years ending after December 31, 2012.

3.	Members’ Equity

Profits, losses and distributions are allocated to the members pursuant to the Company’s Operating Agreement.

The Company must maintain minimum capital and surplus of $250,000 in accordance with Vermont captive insurance regulations.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

4.	Deferred Charges

Deferred charges consist of the following as of December 31, 2011 and 2010:

	2011	2010
Leasing commissions	$20,315,761	$22,758,830
Leasing costs and other deferred costs	872,891	1,888,175

	21,188,652	24,647,005
Less accumulated amortization	8,796,389	8,460,780

Total	$12,392,263	$16,186,225

5.	Loans Receivable

During 2010, the Company entered into lease modification agreements with two tenants which had rent receivable balances in arrears totaling $1,399,909. Interest income is recognized using the effective interest method and recognized on the accrual basis. As of December 31, 2011, loans receivable consist of the following:

Outstanding Date of Loan	Principal Balance	Interest Rate	Maturity
February 28, 2010	$995,179	LIBOR (*)+3.5%	December 1, 2024
December 28, 2010	240,000	Prime (**)+3.0%	December 1, 2015

	$1,235,179

(*)	0.0556% (three month LIBOR) at December 31, 2011.
(**)	3.25% at December 31, 2011.

Future principal payments due are as follows:

2012	$119,000
2013	122,000
2014	124,000
2015	127,000
2016	70,000
Thereafter	673,179

$1,235,179

6.	Related Party Transactions

ESB (the “Lessee”) entered into a lease agreement with Empire State Building Associates L.L.C. (the “Lessor”) which was set to expire on January 4, 2013. On February 11, 2010, the Company exercised the remaining lease renewal options for the period January 4, 2013 to January 4, 2076. The lease provides for an annual basic minimum rent equal to $6,018,750 through January 4, 2013; thereafter, the annual basic minimum rent is equal to $5,895,625.

In accordance with the 3rd lease modification dated as of July 26, 2011, the minimum basic rent described above has been increased to cover debt service on the outstanding principal balance in (in an amount not to exceed $159,000,000 without the Lessee’s consent) in excess of $60,500,000 on the Lessor’s $300,000,000 new mortgage Loan obtained July 26, 2011 (the “Loan”), of which $159,000,000 has been advanced as of

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

6.	Related Party Transactions (continued)

December 31, 2011. Provided no event of default has occurred, and subject to other conditions, upon Lessor’s request, HSBC has also agreed to source further additional commitments aggregating up to $200,000,000 in the sole discretion of the lenders. Any further advances under the Loan are subject to the consent of Lessee.

On July 26, 2011, the Lessor closed on a new mortgage loan with HSBC Bank USA and other participating banks (the “Lenders”) with an initial advance of $159,000,000 to be used to pay and discharge all existing mortgage loans secured by the Property, to fund operations and working capital requirements relating to the Property (including for improvements) and certain other general purposes. Subject to the conditions set forth in the Loan agreement, the Lenders may provide the Lessor with additional advances of up to $76,000,000 and use commercially reasonable efforts to arrange for additional commitments from other financial institutions in an aggregate amount equal to $65,000,000. On November 2, 2011 the Loan was amended to increase the loan amount to $300,000,000. There were no additional principal advances for the year ending December 31, 2011. The Lessor must also maintain a debt yield as specified in the Loan. Subject to the terms and conditions of the Loan, the outstanding principal amount of the loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the Loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. The aggregate rate was 2.78% at December 31, 2011. The Lessor is obligated to repay the outstanding amount of the Loan plus accrued and unpaid interest and all other amounts due under the Loan and related documents on July 26, 2014, which the Lessor may extend to July 26, 2015 and thereafter to July 26, 2016, in each case, subject to an extension fee of 0.25% of the total availability under the Loan at the time of such extension. Such extensions are subject to customary conditions, including the maintenance of a certain loan-to-value ratio and debt yield and the absence of an event of default. The Lessor incurred a prepayment penalty of approximately $2,400,000 in connection with the repayment of the old notes.

Improvement and tenanting costs funded out of the proceeds from the Lessor’s mortgage loans which are secured by the Property are borne by the Lessor and capitalized as property improvements or tenanting costs in the Lessor’s financial statements. Improvement and tenanting costs funded out of the ESB’s operating cash flow are borne by ESB and are capitalized in its financial statements as leasehold improvements or tenanting costs.

In connection with the July 2011 refinancing of Lessor’s mortgage loans with a new $159,000,000 mortgage, approximately $58,000,000 became available to fund property improvements and tenanting costs allowing reimbursement to the Company subsequent to June 30, 2011 of approximately $34,000,000 it had incurred and recorded on its financial statements during the first six months of 2011 for fixed asset additions of $24,400,000 and deferred leasing costs of $9,600,000. The foregoing was effected in the third quarter of 2011 and resulted in 1) Company’s removal of such asset additions and Lessor’s recording of same on its financial statements, and 2) Company’s accrual of overage rent payable to the Lessor equal to approximately 50% thereof. During the year ended December 31, 2011, the Company outlaid approximately $63,944,272 for improvements and tenanting costs all of which has been reimbursed to the Company, other than $6,067,806 due from lessor at December 31, 2011.

In accordance with the 2nd lease modification dated as of February 25, 2009, the minimum basic rent described above was increased to cover debt service on the Lessor’s $31,500,000 second mortgage loan obtained on February 25, 2009 that was repaid on July 26, 2011 with the proceeds from the Loan described above. The basic rent was increased to cover debt service, which consisted of only interest during the period the second mortgage loan was outstanding and totaled $1,132,000 and $2,075,938 for the years ended December 31, 2011 and 2010, respectively.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

6.	Related Party Transactions (continued)

The lease also provides for additional rent (“Overage Rent”) through all renewal terms equal to 50% of the Lessee’s annual net operating profit, as defined, in excess of $1,000,000, in each lease year.

In addition to the above, the Lessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident.

Beginning in 2008 when participants in the Lessor consented to a building improvements program (the “Program”), a Program has been undertaken by the Company to maintain and enhance the Property and its competitive position. Through December 31, 2011 the Company has incurred costs related to the Program of approximately $143,151,000 (which consisted of building improvements and tenant leasing costs of approximately $80,508,000 and $62,643,000, respectively), and the Lessor has incurred costs related to the Program of approximately $73,382,000 (which consisted of building improvements and tenant leasing costs of approximately $34,735,000 and $38,647,000, respectively. In addition, during the period from 2006-2008, the Company incurred building improvement costs of $15,684,000. The company currently estimates that the total costs of all Program-related projects will be approximately $550,000,000 to $590,000,000. Lessor intends to seek additional financing to fund future Property improvements and tenanting costs.

The Company advances funding for the Program and bills the Lessor for certain costs incurred. The Program (1) grants the ownership of improvements and tenanting costs funded by Lessor to Lessor and acknowledges Lessor’s desire to finance such costs through an increase in the fee mortgage, and (2) allows for the increased mortgage charges to be paid by Lessor from an equivalent increase in basic rent paid by the Company, all to the extent the Company joins Lessor in approving such mortgage increase. Since additional rent will be decreased by one-half of that increase in basic rent, the net effect of the lease modification is to have the Company and Lessor share the costs of the Program equally, assuming the Company’s profitability continues to obligate it to pay overage rent.

In connection with the Loan, the Company has assigned all subleases and rents to the lender as additional collateral.

The following is a schedule of future minimum rental payments as of December 31, 2011 (based on the current amount of the Lessor’s outstanding mortgage obligation and assuming there are no additional principal drawdowns, the Loan continues to bear interest at the aggregate rate in effect as of December 31, 2011 and the Loan is repaid on its initial maturity date):

2012	$8,810,000
2013	8,680,000
2014	8,170,000
2015	5,900,000
2016	5,900,000
Thereafter	347,890,000

$385,350,000

Distributions are paid from a cash account held by Malkin Holdings. That account is reflected on the balance sheets as “Due from Supervisor.”

Due to Lessor at December 31, 2010 represents advances made to the Company of $8,963,473 for building improvements. Due from Lessor at December 31, 2011 of $6,067,806 represents unpaid outlays made on their behalf.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

6.	Related Party Transactions (continued)

Due from Supervisor at December 31, 2011 and 2010 represents cash held on our behalf by our Supervisor.

Supervisory and other services are provided to the Company by its Supervisor, Malkin Holdings LLC (“Malkin Holdings”), a related party.

Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Fees and payments to Malkin Holdings during the years ended December 31, 2011 and 2010, are as follows:

	2011		2010
Basic supervisory fees	$583,368		$574,000
Offering costs for work done by the employees of the Supervisor	983,027	*	119,038	*
Other fees and disbursements	660,318	*	129,306	*
Service fee on security deposit accounts	24,610		22,988

Total	$2,251,323		$845,332

*	Included in other professional fees in the Consolidated Statements of Income.

For administration and investment of each tenant security deposit account, Malkin Holdings has earned since 1973 a service fee of 1% of the account balance, which fee totaled $24,610 and $22,988 for the years ended December 31, 2011 and 2010, respectively. As this service fee is deducted from interest otherwise payable to tenants, these financial statements show no related expense to the Company.

Through December 31, 2011, the Company has been charged an aggregate of $9,407,731, included in acquisition fees and other professional fees, of which $1,284,892 is included in accrued liabilities at December 31, 2011, to reimburse Malkin Holdings for services and third-party fees it had advanced pertaining to certain matters regarding a course of action that could result in the Company being acquired by a Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a real estate investment trust (REIT). Such fees are borne entirely by the Company and are not shared indirectly with the Lessor through Overage Rent deductions. If the REIT formation and public offering is completed, the Company will be reimbursed for all such costs by the REIT.

Under separate agreements to which the Company is not a party, Malkin Holdings, members of Mr. Malkin’s immediate family and other persons having no management role or ownership interest in Malkin Holdings receive additional payments from investors in the Company in varying percentages, based upon current year distributions. These third party payments do not impose any obligation upon the Company or affect its assets and liabilities.

Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from Lessor a basic annual fee and a payment in respect of a profits interest based on distributions to Lessor’s investors. Beneficial interests in Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

7.	Rental Income Under Operating Subleases

Future minimum rentals (including antenna license fees) assuming neither renewals nor extensions of leases which may expire during the periods, on noncancelable operating leases in effect as of December 31, 2011 are as follows:

2012	$90,690,000
2013	90,480,000
2014	85,920,000
2015	82,540,000
2016	71,930,000
Thereafter	385,550,000

$807,110,000

At December 31, 2011, one tenant, a consumer goods sourcing company comprised approximately 27% of future minimum rental income. There were no other tenants which comprised over 10% of the future minimum rental income.

In connection with a lease entered into during 2008, the Company was required to escrow funds for the Company’s contribution for improvement work to be performed. These funds will be disbursed as the work is completed (as defined).

8.	Leasing Agreements

The Company has engaged Newmark Knight Frank (“NKF”) as leasing agent for the non-retail space of the Property. For the years ended December 31, 2011 and 2010, NKF commissions capitalized by Company totaled approximately zero and $772,000, respectively.

The Company has engaged CB Richard Ellis, Inc. (“CBRE”) as leasing agent for the retail space of the Property. For the years ended December 31, 2011 and 2010, CBRE commissions capitalized by Company totaled approximately zero and $930,000, respectively.

9.	Multiemployer Pension Plan

In connection with the Company’s collective-bargaining agreements with the Service Employees Janitorial Union—Local 32B-32J and the Central Pension Fund—Local 94, the Company participates with other companies in two defined benefit pension plans. The plans cover all of the Company’s janitorial and engineering employees who are members of the union. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. ESB incurred union pension and welfare expense (which is included in payroll and related costs) of approximately $2,876,000 and $2,683,000, respectively, for the years ended December 31, 2011 and 2010. ESB, Inc. incurred union pension and welfare expense of approximately $2,155,000 (which is included in payroll and related costs—see Note 12) for the year ended December 31, 2010. ESB Observatory LLC incurred union pension and welfare expense of approximately $2,549,000 (which is included in payroll and related costs—see Note 12) for the year ended December 31, 2011.

Under the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal or termination of a multiemployer plan for its proportionate share of the plan’s unfunded vested benefits liability. Management has no intention of undertaking any action which could subject the Company to the obligation.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

10.	Pension Plan

The Company maintains a 401(k) defined contribution plan (the “Plan”) which covers substantially all employees of the Company who meet the eligibility requirements set forth in the Plan documents.

The Plan allows the Company to make discretionary employer contributions. There were no employer contributions for the years ended December 31, 2011 and 2010. The Plan may be terminated at the option of the Company.

11.	Fair Value of Financial Instruments

Cash and cash equivalents (including tenant improvement escrow), accounts receivable, rent receivable, due from Lessor, due from Supervisor, tenant security deposit payable, accounts payable and accrued liabilities, and due to Lessor are carried at amounts which reasonably approximate their fair values, due to the short maturities of the instruments. Loans receivable are carried at amounts which reasonably approximate their fair values at inception due to no known changes in the credit worthiness of the borrowers.

12.	Observatory Operations

The operations of the Empire State Building Observatory are summarized as follows:

	Years Ended December 31,
	2011	2010
Income:
Admissions	$72,992,182	$70,030,303
Ancillary income	295,442	570,793
Credit card and other sales fees	(1,116,105)	(730,504)

Total Income	72,171,519	69,870,592

Operating Expenses:
Payroll and related costs	15,620,010	15,051,314
Advertising	2,589,864	2,516,693
Commercial rent and other taxes	835,500	758,493
Repairs and maintenance	457,918	539,669
Professional fees	1,183,622	451,760
Administrative	522,311	804,381
Other expense	—	16,837

Total Operating Expenses	21,209,225	20,139,147

*Operating Income	50,962,294	49,731,445
Income Tax Benefit	1,200,000	1,890,000

Income prior to income received directly by Empire State Building Company L.L.C.:	$52,162,294	$51,621,445
Revenue received directly by Empire State Building Company L.L.C.:
Observatory license fees	4,869,531	4,727,697
Photography income	2,590,487	2,535,254
Audio tour income	170,544	882,875
Other income	760,365	863,501

Observatory Income, net	$60,553,221	$60,630,772

*	Prior to rent paid and profit sharing to ESB which eliminates in consolidation.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

13.	Litigation

The Company is a party to certain routine legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance, or, if not so covered, are without merit or are of such kind or involve such amounts, that an unfavorable disposition would not have a material effect on the financial position of the Company.

(1) 1997 Arbitration/Litigation Proceeding

Malkin Holdings and Peter L. Malkin, a member in the Company, were engaged in a proceeding with Helmsley-Spear, Inc. commenced in 1997, concerning the management, leasing and supervision of the Property, in which Malkin Holdings and Mr. Malkin sought an order removing Helmsley-Spear. In this connection, certain costs for legal and professional fees and other expenses were paid by Malkin Holdings and Mr. Malkin. Malkin Holdings and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent tribunal authorizes payment by the Company or (b) an investor voluntarily agrees that his or her proportionate share be paid. Mr. Malkin has requested, or intends to request, such voluntary agreement from all investors, which may include renewing such request in the future for any investor who previously received such request and failed to confirm agreement at that time. Because any related payment has been, or will be, made only by consenting investors, the Company has not provided for the expense and related liability with respect to such costs in these consolidated financial statements and such consent has not been received at December 31, 2011.

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirmed the right of the investors to vote to terminate Helmsley-Spear without cause, (ii) dismissed Helmsley-Spear’s claims against Malkin Holdings and Peter Malkin, and (iii) rejected the termination of Helmsley-Spear for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Malkin Holdings’ petition, vacated the judgment of the Appellate Division and remanded the case to the New York court.

On October 14, 2004, the Appellate Division issued a unanimous decision reversing the Arbitrators. The Appellate Division decided (i) that there was a covert assignment without the Company’s knowledge or consent and (ii) that the corporation controlled by Irving Schneider and now named “Helmsley-Spear,” which had represented itself to be the Company’s managing agent since September 1997, in fact never received a valid assignment to become the Company’s managing agent. The Company’s previously authorized managing agent, the original corporation named “Helmsley-Spear,” was owned by Harry B. Helmsley and had become inactive. On February 21, 2006, the Court of Appeals reversed the decision of the Appellate Division and reinstated the decision of the Arbitrators, including items (i), (ii) and (iii) in the preceding paragraph. On July 21, 2006, Malkin Holdings filed a certiorari petition seeking review by the U.S. Supreme Court, which it later withdrew as part of the August 29, 2006 settlement agreement terminating claims broadly by exchange of general releases between Helmsley-Spear, Irving Schneider, and their related parties, on one hand, and Leona M. Helmsley, Peter L. Malkin, Malkin Holdings, various property owners supervised by Malkin Holdings, and their related parties, on the other.

(2) 1998-2002 Irving Schneider Actions against the Company’s Supervisor and Member

In January 1998, Irving Schneider, who was then one of the controlling principals of Helmsley-Spear and has never had a record or beneficial interest in the Company, brought litigation against the Company’s

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

13.	Litigation (continued)

supervisor, Malkin Holdings, and member, Peter L. Malkin, claiming misconduct and seeking damages and disqualification from performing services for the Company. In March 2002, the court dismissed Mr. Schneider’s claims. Although Mr. Schneider thereafter appealed the dismissal, the claim was withdrawn prior to 2006.

Also in April 2002, an attorney whose fees were reportedly paid by Mr. Schneider submitted to the Departmental Disciplinary Committee of the Appellate Division of the Supreme Court of New York, First Department, copies of Mr. Schneider’s complaints in the foregoing and related litigation with such attorney’s letter asserting that the activities of Mr. Malkin and Malkin Holdings, as alleged in those complaints, violated the Code of Professional Responsibility. No action was ever taken by the Disciplinary Committee against Mr. Malkin or Malkin Holdings regarding any of these matters.

During 2002, acting upon a complaint of Mr. Schneider and his attorney, the Manhattan District Attorney’s Office conducted an investigation of Mr. Malkin and Malkin Holdings regarding Malkin Holding’s receipt of a 1% fee for administering the tenant security accounts of the Company and other supervised entities. Malkin Holdings made submissions through counsel to show that the fee was expressly permitted under statute and was in accord with prior agreement. By letter dated July 23, 2002, the District Attorney’s Office advised that it had concluded its investigation and that no charge would be brought against Mr. Malkin or Malkin Holdings.

In accord with a written legal opinion from Thelen Reid & Priest dated April 29, 2005, both Malkin Holdings and Mr. Malkin are entitled to reimbursement from the Company for their expenses to various service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in the successful defense against all these Section (2) claims to the extent relating to the Company, as follows: (a) $238,069 for the successful defense against the 1998-2002 litigations, (b) $39,621 for the successful defense against Mr. Schneider’s complaint to the District Attorney, and (c) $13,827 for the successful defense against the related complaint to the Disciplinary Committee. These reimbursements were deferred without any charge for interest until the Company’s operations were stabilized and its cash and borrowing position permitted payment in June 2008.

All reimbursed expenses funded by the Company under this Section (2) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

(3) 2006 Settlement Agreement

As stated above, the August 29, 2006 settlement agreement terminated Helmsley-Spear, Inc. as managing and leasing agent at the Property as of August 30, 2006. The Company is now self-managing the Property, while engaging third party leasing agents, CB Richard Ellis, Inc. for retail space since August 30, 2006 and Newmark Knight Frank for non-retail space since October 21, 2009.

Based upon relative building area and revenue among all the properties at which Helmsley-Spear was terminated pursuant to the settlement agreement, the Company’s allocable share of the contract settlement payment was $3,056,000. Such amount was funded during 2006 with $1,834,000 from the Company’s cash reserves and $1,222,000 by a capital contribution to the Company from Mrs. Helmsley. There was no change in Mrs. Helmsley’s share of the Company’s distributions and profits as a result of such capital contribution, but an equivalent amount of the settlement expense was allocated to her.

The Company’s allocable share of the fees to service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in connection with the settlement and related transition is $405,174, including preparation

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

13.	Litigation (continued)

of a draft solicitation for a vote to remove Helmsley-Spear, submission to the Real Estate Board of New York of claims regarding Helmsley-Spear, negotiation and conclusion of the settlement agreement, and conclusion of a new leasing agreement with CB Richard Ellis. These fees were advanced by Malkin Holdings without any charge for interest and, pursuant to consent of the Company’s members, reimbursed by the Company in June 2008.

The expenses funded by the Company under this Section (3) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

14.	Subsequent Events

a) In March 2012, the Company concluded an agreement with New York City for a reduction in real estate taxes for the tax years 2002/2003-2011/2012 resulting in gross tax savings of approximately $16,900,000, of which approximately $12,400,000 will be in the form of a refund and the balance through future tax reductions to be phased in through 2012/2016. Professional fees totaling $1,735,010, including $867,505 to Malkin Holdings, will be paid from the proceeds of the refund. The Company is reviewing the adjustment to real estate tax escalation rent billings to existing tenants resulting from the tax reduction.

b) An additional $30,000,000 was drawn on the Loan on April 6, 2012 bringing the total amount advanced to $189,000,000.

c) Five putative class actions have been brought by participants in Empire State Building Associates L.L.C. and several other entities supervised by Malkin Holdings that own fee or leasehold interests in various properties located in New York City (which were filed March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012) (the “Class Actions”). As now pending in New York State Supreme Court, New York County, each Class Action challenges the proposed consolidation of those and other properties supervised by Malkin Holdings into a real estate investment trust (the “REIT”) and the initial public offering of shares in Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a REIT. The plaintiffs assert claims against Malkin Holdings, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, Empire State Realty OP, L.P., and the REIT (“Defendants”) for breach of fiduciary duty, unjust enrichment and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the participants, the consolidation provides excessive benefits to Malkin Holdings and its affiliates and the prospectus/consent solicitation statement which is part of the registration statement on Form S-4 relating to the consolidation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. Defendants intend to consent to consolidation, and have no position with respect to appointment of co-lead counsel.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, the company may incur costs associated with defending or settling such litigation or paying any judgment if Defendants lose. In addition, the company may be required to pay damage awards or settlements. At this time, the company cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on the company’s financial statements. Defendants believe the Class Actions are baseless and intend to defend them vigorously.

EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

14.	Subsequent Events (continued)

There is a risk that other third parties will assert claims against the Defendants or the supervisor relating to this transaction, including, without limitation, that the supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the Defendants.

The Company has evaluated events and transactions for potential recognition or disclosure through April 11, 2012 the date the financial statements were available to be issued.

Empire State Building Associates L.L.C.

(A Limited Liability Company)

Condensed Consolidated Balance Sheets

(Unaudited)

	March 31, 2012	December 31, 2011
Assets
Real Estate:
Building	$38,933,801	$38,933,801
Less: Accumulated depreciation	(9,942,135)	(9,692,570)

	28,991,666	29,241,231

Building improvements	34,569,890	27,676,681
Less: Accumulated depreciation	(986,815)	(792,081)

	33,583,075	26,884,600

Building improvements in progress	7,042,898	7,058,098

Tenant Improvements	29,688,053	22,272,545
Less: Accumulated depreciation	(2,516,268)	(1,411,398)

	27,171,785	20,861,147

Land	21,550,588	21,550,588

Total real estate, net	118,340,012	105,595,664

Cash and cash equivalents	16,895,053	23,236,067
Restricted cash	501,330	406,312
Due from Supervisor	324,111	324,111
Other receivables	2,572	115,369
Due from Sublessee	6,980,688	28,780,449
Deferred costs	9,707,700	8,541,967
Leasing costs, less accumulated amortization of $742,659 in 2012 and $474,217 in 2011	16,245,966	15,900,512
Mortgage financing costs, less accumulated amortization of $1,603,922 in 2012 and $986,801 in 2011	5,801,532	6,418,654

Total assets	$174,798,964	$189,319,105

See notes to condensed consolidated financial statements.

Empire State Building Associates L.L.C.

(A Limited Liability Company)

Condensed Consolidated Balance Sheets

(Unaudited)

	March 31, 2012	December 31, 2011
Liabilities and members’ equity

Liabilities:
Mortgages payable	$159,000,000	$159,000,000
Accrued mortgage interest	473,553	463,678
Due to Sublessee	13,455,495	6,067,803
Accrued supervisory fees, to a related party	—	1,107,000
Accrued expenses	50,244	109,325
Due to Supervisor	664,677	1,306,131

Total liabilities	173,643,969	168,053,937
Commitments and contingencies	—	—
Members’ equity (at March 31, 2012 and December 31, 2011, there were 3,300 units (at $10,000 per unit) of participation units outstanding)	1,154,995	21,265,168

Total liabilities and members’ equity	$174,798,964	$189,319,105

See notes to condensed consolidated financial statements.

Empire State Building Associates L.L.C.

(A Limited Liability Company)

Condensed Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended March 31,
	2012	2011
Revenue:
Rent income, from a related party	$2,291,479	$2,016,295
Interest and dividend income	526	1,399

Total revenue	2,292,005	2,017,694

Expenses:
Interest on mortgage	1,827,679	1,661,651
Supervisory services, to a related party	202,681	196,104
Depreciation of building and tenant improvements	1,549,170	314,707
Amortization of leasing costs	268,442	—
Professional fees and miscellaneous expenses, including amounts paid to a related party	238,873	90,388

Total expenses	4,086,845	2,262,850

Net Loss	$(1,794,840)	$(245,156)

Loss per $10,000 participation unit, based on 3,300 participation units outstanding during the period	$(543.89)	$(74.29)

Distributions per $10,000 participation unit consisted of the following:

Income	$0	$0
Return of capital	5,550.10	294.65

Total distributions	$5,550.10	$294.65

See notes to condensed consolidated financial statements.

Empire State Building Associates L.L.C.

(A Limited Liability Company)

Condensed Consolidated Statements of Members’ Equity

(Unaudited)

	For the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011
Members’ equity:
January 1, 2012	$21,265,168
January 1, 2011		$3,905,227
Add (deduct), net income (loss):
January 1, 2012 through March 31, 2012	(1,794,840)

January 1, 2011 through December 31, 2011		21,249,274

	19,470,328	25,154,501

Less, distributions:
Monthly distributions
January 1, 2011 through March 31, 2012	972,333
January 1, 2011 through December 31, 2011		3,889,333
Additional distribution on March 7, 2012	17,343,000	—

Total distributions	18,315,333	3,889,333

Members’ equity at the end of the period	$1,154,995	$21,265,168

See notes to condensed consolidated financial statements.

Empire State Building Associates L.L.C.

(A Limited Liability Company)

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Three Months Ended March 31, 2012	For the Three Months Ended March 31, 2011
Cash flows from operating activities:
Net loss	$(1,794,840)	$(245,156)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of building and tenant improvements	1,549,170	314,707
Amortization of mortgage financing costs	617,121	166,650
Amortization of leasing costs	268,442	—
Changes in operating assets and liabilities:
Change in restricted cash	(95,018)	(1,503,195)
Change in other receivables	84,894	7,393
Prepaid expenses	—	(52,084)
Overage rent due from/to Sublessee	28,780,449	(1,888,629)
Leasing costs paid	(398,896)	—
Accrued mortgage interest	9,875	—
Change in due to Supervisor	(135,568)	—
Accrued expenses	(59,081)	(452,272)
Change in due from/to Sublessee	(6,904,702)	—
Accrued supervisory fees, to a related party	(1,107,000)	(312,500)

Net cash provided by (used in) operating activities	20,814,846	(3,965,086)

Cash flows from investing activities:
Purchase of building and tenant improvements	(7,168,908)	—

Net cash used in investing activities	(7,168,908)	—

Cash flows from financing activities:
Distributions to Participants	(18,315,333)	(972,333)
Change in deferred costs	(1,671,619)	(322,377)

Net cash used in financing activities	(19,986,952)	(1,294,710)

Net decrease in cash and cash equivalents	(6,341,014)	(5,259,796)
Cash and cash equivalents, beginning of period	23,236,067	25,318,179

Cash and cash equivalents, end of period	$16,895,053	$20,058,383

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,200,683	$1,495,000

Net cash used in investing activities excludes an increase of $7,124,607 in payable to Sublessee for the three months ended March 31, 2012.
Net cash used in financing activities excludes a decrease in Due to Supervisor of $505,886 for deferred costs for the three months ended March 31, 2012.

See notes to condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note A Interim Period Reporting

In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Empire State Building Associates L.L.C. (“Registrant”) reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of Registrant as of March 31, 2012, its results of operations and its cash flows for the three months ended March 31, 2012 and 2011. The condensed consolidated financial statements include the accounts of Registrant and its wholly-owned limited liability company, Empire State Land Associates L.L.C. All intercompany accounts and transactions have been eliminated in consolidation. Information included in the condensed balance sheet as of December 31, 2011 has been derived from the audited balance sheet included in Registrant’s Form 10-K for the year ended December 31, 2011 (the “10-K”) previously filed with the Securities and Exchange Commission (the “SEC”). Pursuant to rules and regulations of the SEC, certain information and disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted from these consolidated financial statements unless significant changes have taken place since the end of the most recent fiscal year. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto and the other information contained in the 10-K. The consolidated results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results to be expected for any interim period or the full year.

Note B Organization

Registrant was originally organized on July 11, 1961 as a general partnership. On October 1, 2001, Registrant converted from a general partnership to a limited liability company under New York law and is now known as Empire State Building Associates L.L.C. The conversion did not change any aspect of the assets and operations of Registrant other than to protect its investors from any future liability to a third party.

Registrant’s members (“Members”) are Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr. (collectively, the “Agents”), each of whom also acts as an agent for holders of participations (“Participations”) in their respective member interest in Registrant (the “Participants”).

Note C Purchase of Fee Title to The Empire State Building and Land Thereunder, Mortgage Debt, and Related Depreciation and Amortization

On April 17, 2002, Registrant acquired, through a wholly-owned limited liability company (Empire State Land Associates L.L.C.) the fee title to the building known as the Empire State Building at 350 Fifth Avenue in New York (the “Building”), and the land thereunder (the “Land”) (together, the “Real Estate” or “Property”), at a price of $57,500,000, and obtained a $60,500,000 first mortgage with Capital One Bank to finance the acquisition and certain related costs.

The Real Estate is carried in the Consolidated Financial Statements at its historical cost of $60,484,389, consisting of $57,500,000 for the purchase price paid to the seller, $752,022 for acquisition costs, and $2,232,367 representing the unamortized balance of the cost of the Master Lease on the date the Real Estate was acquired. The cost of the Land was estimated to be 35.63% of the total cost of the Real Estate, and the Building 64.37%. Under the terms of the contract of sale, the deed contains language to avoid the merger of the fee estate and the leasehold, although on a Consolidated Financial Statement basis Registrant incurred no leasehold rent expense after acquiring the Real Estate.

On July 26, 2011, Registrant entered into a three-year term loan (the “Secured Term Loan”) with institutional lenders, including HSBC Bank USA, National Association as agent and HSBC Bank USA, National Association and DekaBank Deutsche Girozentrale as lead arrangers. The Secured Term Loan is secured by a mortgage on the Property. The Secured Term Loan was amended by the First Amendment to Loan Agreement,

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Ratification of Loan Documents and Omnibus Amendment dated as of November 2, 2011 to provide for additional commitments from Capital One, National Association and Bank of America, N.A. so that, collectively, the loan was increased to $300,000,000. Subject to the terms and conditions of the Secured Term Loan, the outstanding principal amount of the loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, which aggregate rate was 2.74% at March 31, 2012. The Secured Term Loan was amended on November 23, 2011 clarifying certain terms upon which the Property is permitted to be transferred into a consolidated entity without accelerating the Secured Term Loan.

At the closing of the Secured Term Loan, the lenders provided Registrant with an advance of $159,000,000 (of which $92,000,000 refinanced existing indebtedness). An additional $30,000,000 was drawn on April 5, 2012 ( in accordance with that certain Fourth Modification of Sublease dated April 5, 2012 by and between Registrant and Sublessee (the “Fourth Modification of Sublease”)) bringing the total amount advanced to $189,000,000. Based on the terms of the Secured Term Loan (as amended) and subject to the conditions set forth in the Secured Term Loan (as amended), the lenders agreed to provide Registrant with additional advances of up to $111,000,000. In addition, one of the lead lenders has agreed upon the Registrant’s request, and subject to certain other conditions, to source further additional commitments aggregating up to $200,000,000 in the sole discretion of the lenders. Any further advances under the Secured Term Loan are subject to the consent of the Sublessee.

Pursuant to the terms of the Secured Term Loan agreement, Registrant and Sublessee entered into an amendment dated July 26, 2011 to the sublease (“Third Modification of Sublease”) pursuant to which (i) Sublessee consented to the advance of up to $159,000,000 under the Secured Term Loan and (ii) in accordance with the terms of the existing sublease agreement (which terminates on January 4, 2076) between Sublessee and Registrant, the basic rent payable by Sublessee was increased by an amount equal to the debt service on the portion of the borrowing from the Secured Term Loan associated with improvements (excluding any principal payable upon maturity). Sublessee consented to an additional advance of $30,000,000 pursuant to the Fourth Modification of Sublease. The original basic rent payable by Sublessee is more than sufficient to pay the debt service on the portion of the borrowing associated with purchasing the fee position in 2002. The Sublessee and ESB Observatory LLC, a subsidiary of Sublessee, also entered into subordination agreements with the agent on behalf of the lenders pursuant to which the Sublease and the lease of the observatory were subordinated to the mortgage securing the Secured Term Loan. As a result, the Sublease and the observatory lease can be terminated in connection with a foreclosure by Secured Term Loan lenders.

Subject to the terms and conditions of the Secured Term Loan agreement, the outstanding principal amount of the Secured Term Loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the Secured Term Loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. In connection with this loan, Registrant issued promissory notes, a mortgage encumbering the Property in favor of the agent for the lenders, and other customary security and other loan documents. The maturity date of this loan is July 26, 2014, which Registrant may extend to July 26, 2015 and thereafter to July 26, 2016, in each case upon payment of an extension fee of 0.25% of the total availability under the Secured Term Loan agreement at the time of such extension. Such extensions are subject to customary conditions, including the satisfaction of certain loan-to-value and debt yield ratios and the absence of an event of default.

The initial advance was used to pay and discharge then existing secured mortgage loans relating to the Property and to fund operations and working capital requirements related to the Property (including for improvements), including reimbursements to Sublessee for expenditures relating to improvements previously incurred by Sublessee, and certain other general entity purposes permitted by the Secured Term Loan including costs of the financing.

Payment obligations relating to the Secured Term Loan may be accelerated upon the occurrence of an event of default under the Secured Term Loan agreement. Events of default under the Secured Term Loan agreement

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

include, subject in some cases to specified cure periods: payment defaults; failure by Registrant to pay taxes; failure to keep certain insurance policies in effect; breaches of representations and covenants contained in the mortgage; defaults in the observance or performance of covenants; inaccuracy of representations and warranties in any material respect; bankruptcy and insolvency related defaults; and the entry of one or more final judgments for the payment of more than $1,000,000 that are not satisfied within 30 days.

The Secured Term Loan agreement contains affirmative and negative covenants customary for financings of this type. Negative covenants in the Secured Term Loan agreement limit Registrant’s ability, subject to certain exceptions, to transfer all or substantially all of its property; incur indebtedness and liens; dissolve, liquidate or enter into mergers or similar transactions; change its line of business; cancel debt; enter into transactions with affiliates; rezone its property; sell its assets; make certain distributions to investors; and change its organizational documents. The Registrant must also maintain a debt yield ratio as specified in the Secured Term Loan agreement.

Registrant as both the fee owner and the ground lessor of the Empire State Building is mortgagor and each of its estates is therefore mortgaged. Sublessee and the observatory tenant agreed to subordinate their respective leasehold interest to the mortgage. Accordingly, in the event of a foreclosure, their leasehold estates could be terminated.

The estimated fair value of Registrant’s Secured Term Loan debt based on available market information is approximately $159,000,000 at March 31, 2012. The fair value of borrowings is estimated by discounting the future cash flows using current interest rates at which similar borrowings could be made by Registrant.

Restricted cash at March 31, 2012 represents funds in an account held at HSBC Bank pursuant to the terms of the Secured Term Loan, to be used for Registrant’s monthly loan interest obligation.

The Building and Building improvements are being depreciated on the straight-line basis over their estimated useful lives of 39 years. Tenant improvements are being depreciated and leasing commissions are being amortized over the remaining lease term or the useful life, whichever is shorter. Mortgage financing costs relating to the Secured Term Loan totaling $7,405,455 are being amortized ratably over the life of the loan. As the prior first and second mortgages relating to these loans were repaid on July 26, 2011, the remaining unamortized balance of applicable financing costs were written-off. The unamortized loan costs and the prepayment penalty on early repayment of such mortgages were included in interest expense in 2011.

Note D Sublease

Registrant does not operate the Building. It subleases the Building to Empire State Building Company L.L.C. (“Sublessee”) pursuant to a net operating sublease (the “Sublease”) which included an initial term which expired on January 4, 1992. The Sublease provided four separate options for Sublessee to renew the term, in each case for an additional 21 years, on the terms of the original Sublease. Such renewals have been exercised by Sublessee (a) on January 30, 1989, for the first renewal period from January 5, 1992 through January 4, 2013 and (b) as of February 11, 2010, for the remaining three renewal periods from January 5, 2013 through January 4, 2076 (the last two such renewals being exercised by Sublessee with Registrant’s consent for early exercise).

Sublessee is required to pay annual basic rent (“Basic Rent”) of $6,018,750 from January 1, 1992 through January 4, 2013 and $5,895,625 from January 5, 2013 through the expiration of all renewal terms. Sublessee is also required to pay Registrant overage rent of 50% of Sublessee’s net operating profit, as defined in the Sublease, in excess of $1,000,000 for each lease year ending December 31 (“Overage Rent”). In addition to the above, Sublessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident.

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

In accordance with the 2nd lease modification dated February 25, 2009, Basic Rent described above had been increased to cover debt service on the $31,500,000 second mortgage that closed on February 25, 2009. In accordance with the 3rd lease modification dated July 26, 2011, Basic Rent was increased to cover debt service relating to the Secured Term Loan, refinancing that prepaid the first and second mortgages aggregating $92,000,000 (Note C), to the extent the Secured Term Loan debt exceeds the previous first mortgage of $60,500,000. Basic Rent increased by $786,792 for the three months ended March 31, 2012 representing debt service, which consists only of interest, on the balance of the Secured Term Loan in excess of $60,500,000.

Basic Rent will be increased to cover debt service on any refinancing of such debt so long as the aggregate amount refinanced does not exceed the then existing amount of debt plus refinancing costs.

Due to Sublessee at March 31, 2012 and December 31, 2011 represents the payable to Sublessee for building and tenanting costs. Due from Sublessee at of March 31, 2012 and December 31, 2011 represents funds held in escrow by Sublessee for tenant improvements and overage rent due from Sublessee for the year 2011, respectively.

Overage Rent and any interest and dividends accumulated thereon are distributed annually after deduction for any additional payment described in Note E below, other expenses and additions to general contingencies management judges to be suitable under the circumstances. For 2011, Sublessee reported net operating profit of $58,560,898; therefore, Overage Rent of $28,780,449 was earned for the year ended December 31, 2011. Overage Rent income is recognized when earned from the Sublessee, at the close of the year ending December 31. Such income is not determinable until Sublessee, pursuant to the Sublease, provides Registrant with a certified operating report from a certified public accountant on the Sublessee’s operation of the Real Estate. The Sublease requires that this report be delivered to Registrant annually within 60 days after the end of each such fiscal year. Accordingly, all Overage Rent income and the additional payment to Supervisor are reflected in the fourth quarter of each year. The Sublease does not provide for the Sublessee to render interim reports to Registrant.

Sublessee is a New York limited liability company in which Peter L. Malkin is a member and entities for Peter L. Malkin’s family members are beneficial owners.

Note E Supervisory Services

Supervisory and other services are provided to Registrant by its supervisor, Malkin Holdings LLC (“Malkin Holdings” or “Supervisor”), a related party. Beneficial interests in Registrant are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Registrant pays Supervisor for supervisory services and disbursements. The basic fee (the “Basic Payment”) had been payable at the rate of $100,000 per annum, payable $8,333 per month, since inception in 1961. The Basic Payment was increased, with the approval of the Agents, by an amount equal to the increase in the Consumer Price Index since such date, resulting in an increase in the Basic Payment to $725,000 per annum effective July 1, 2010 to be adjusted annually for any subsequent increase in the Consumer Price Index. The Basic Payment is payable (i) not less than $8,333 per month and (ii) the balance out of available reserves from Overage Rent. If Overage Rent is insufficient to pay such balance, any deficiency shall be payable in the next year in which Overage Rent is sufficient. The Agents also approved payment by Registrant, effective July 1, 2010, of the expenses in connection with regular accounting services related to maintenance of Registrant’s books and records. Such expenses were previously paid by Supervisor.

The basic supervisory services provided to Registrant by Supervisor include, but are not limited to, maintaining all of its entity and Participant records, performing physical inspections of the Building, providing or

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

coordinating certain counsel services to Registrant, reviewing insurance coverage, conducting annual supervisory review meetings, receipt of monthly rent from Sublessee, payment of monthly and additional distributions to the Participants, payment of all other disbursements, confirmation of the payment of real estate taxes, active review of financial statements submitted to Registrant by Sublessee and financial statements audited by and tax information prepared by Registrant’s independent registered public accounting firm, and distribution of related materials to the Participants. Supervisor also prepares quarterly, annual and other periodic filings with the SEC and applicable state authorities.

Registrant pays Supervisor for other services at hourly rates.

Pursuant to the fee arrangements described herein, Registrant incurred supervisory service fees of $187,827 and $196,104 for the three month periods ended March 31, 2012 and 2011, respectively, plus additional fees totaling $14,854 representing 6% of the annual rent and debt service reductions from which Registrant has benefited. No remuneration was paid during the three-month periods ended March 31, 2012 and 2011 by Registrant to any of the Members. Accrued supervisory fees were $0 and $1,107,000 at March 31, 2012 and December 31, 2011, respectively.

Supervisor also receives an additional payment (“Additional Payment”) equal to 6% of distributions to Participants in Registrant in excess of 9% per annum on their remaining cash investment in Registrant (which remaining cash investment at March 31, 2012 was equal to the Participants’ original cash investment of $33,000,000). For tax purposes, any additional payment is recognized as a profits interest and the Supervisor is treated as a partner, all without modifying each Participant’s distributive share of reportable income and cash distributions.

Distributions are paid from a cash account held by Supervisor. That account is included in the Condensed Consolidated Balance Sheets as “Due from Supervisor.” The funds of $324,111 at March 31, 2012 and December 31, 2011 were paid to Participants on April 1, 2012 and January 1, 2012, respectively.

Reference is made to Note D above for a description of the terms of the Sublease between Registrant and Sublessee. The respective interests of the Members in Registrant and in Sublessee arise solely from ownership of their respective Participations in Registrant and, in the case of Peter L. Malkin, his family entities’ ownership of member interests in Sublessee. The Members as such receive no extra or special benefit not shared on a pro rata basis with all other Participants in Registrant or members in Sublessee. However, all of the Members hold senior positions at Supervisor (which supervises Registrant and Sublessee) and, by reason of their positions at Supervisor, may receive income attributable to supervisory or other remuneration paid by Registrant to Supervisor and Sublessee.

Note F Subsequent Events

An additional $30,000,000 was drawn on the Secured Term Loan on April 5, 2012 bringing the total amount advanced to $189,000,000.

Note G Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, Financial Accounting Standards Board guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

We use the following methods and assumptions in estimating fair value disclosures for financial instruments.

Cash and cash equivalents, restricted cash, due from supervisor, other receivable, accrued mortgage interest, accrued supervisory fees, a related party, payable to lessee, a related party, due to supervisor, and accrued expenses: The carrying amount of cash and cash equivalents, restricted cash, due from supervisor, other receivable, accrued mortgage interest, accrued supervisory fees, a related party, payable to lessee, a related party, due to supervisor, and accrued expenses reported in our Condensed Consolidated Balance Sheets approximates fair value due to the short maturity of these instruments.

Mortgages payable: The fair value of borrowings is estimated by discounting the future cash flows using current interest rates at which similar borrowings could be made to us.

The methodologies used for valuing financial instruments have been categorized into three broad levels as follows:

Level 1 - Quoted prices in active markets for identical instruments.

Level 2 - Valuations based principally on other observable market parameters, including:

Quoted prices in active markets for similar instruments;

Quoted prices in less active or inactive markets for identical or similar instruments;

Other observable inputs (such as risk free interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates); and

Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 - Valuations based significantly on unobservable inputs.

Valuations based on third-party indications (broker quotes or counterparty quotes) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.

Valuations based on internal models with significant unobservable inputs.

These levels form a hierarchy. We follow this hierarchy for our financial instruments measured at fair value on a recurring and nonrecurring basis and other required fair value disclosures. The classifications are based on the lowest level of input that is significant to the fair value measurement.

Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies as discussed in Fair Value Measurements. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The mortgages payable had an estimated fair value based on discounted cash flow models, based on Level 3 inputs, of approximately $159,000,000, compared to the book value of the related debt of $159,000,000, at March 31, 2012.

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Disclosure about fair value of financial instruments is based on pertinent information available to us as of March 31, 2012. Although we are not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Note H Offering Costs

Through March 31, 2012, we have incurred external offering costs of $9,707,700, of which we have incurred $1,165,733 and $322,377 for the three month periods ended March 31, 2012 and 2011, respectively, and are reflected as deferred costs on Registrant’s Condensed Consolidated Balance Sheets. Such costs are comprised of accounting fees, legal fees, and other professional fees. Such costs have been deferred and shall be recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. $580,854 of these costs are in Due to Supervisor at March 31, 2012. Additional offering costs for work done by employees of the Supervisor of $195,980 and $66,573 for the quarter ended March 31, 2012 and 2011, respectively, were incurred and advanced by the Supervisor and have been reimbursed to the Supervisor by the entities to be included in the consolidation.

60 East 42nd Street Associates L.L.C.

Summary Financial Data

(Unaudited and in thousands, except units and per unit data)

	Three Months Ended March 31		Year Ended December 31,
	Historical		Historical
	2012	2011	2011	2010	2009	2008	2007
Statement of Operations Data:
Income
Rental Revenue	$1,869	$1,869	$7,474	$7,474	$6,344	$6,051	$4,619
Additional rent	263	263	4,140	1,109	3,544	7,908	10,827
Dividend and interest income	—	—	1	2	2	67	349

Total Income:	2,132	2,132	11,615	8,585	9,890	14,026	15,795

Expenses
Leasehold rent	—	—	—	—	—	—	—
Interest on leasehold mortgage	1,371	1,402	5,563	5,684	4,731	4,612	4,341
Professional fees	86	51	350	127	7	—	78
Supervisory services	48	47	191	109	269	717	980
Depreciation and amortization	731	713	2,856	2,598	2,517	2,180	2,008
Miscellaneous	—	—	9	3	4	—	1

Total Expenses	2,236	2,213	8,969	8,521	7,528	7,509	7,408

NET INCOME (LOSS)	$(104)	$(81)	$2,646	$64	$2,362	$6,517	$8,387

Balance Sheet Data (at period end):
Net real estate	$66,132	$66,428	$66,400	$66,280	$62,787	$64,437	$66,087
Total assets	79,242	80,896	81,212	81,159	83,182	69,718	77,577
Notes and loans payable	90,898	93,171	91,478	93,720	95,841	81,638	83,324
Total liabilities	92,449	95,680	94,054	95,601	96,641	82,353	89,517
Owners’ equity	(13,207)	(14,784)	(12,842)	(14,441)	(13,459)	(12,635)	(11,940)
Total liabilities and owners equity	79,242	80,896	81,212	81,160	83,182	69,718	77,577

Other Data:
Cash flows from:
Operating activities	$422	$569	$6,923	$3,375	$5,201	$8,900	$8,868
Investing activities	$—	$1	$(3,038)	$(4,914)	$—	$2,405	$(11,409)
Financing activities	$(2,445)	$(952)	$(4,974)	$(3,628)	$10,170	$(10,226)	$2,590
Other Data:
Ratio of earnings to fixed charges	0.92	0.94	1.48	1.01	1.50	2.41	2.93
Cash and cash equivalents	$8,443	$11,173	$10,466	$11,555	$16,723	$1,353	$274
Total assets at the exchange value (based on the appraisal by the independent valuer)				—	—	—	—
Net increase (decrease) in cash and cash equivalents	$(2,023)	$(382)	$(1,089)	$(5,167)	$15,371	$1,079	$49
Distributions	$262	$262	$1,046	$1,046	$3,186	$7,212	$9,593

Per unit data
Net income	$(15)	$(12)	$378	$9	$337	$931	$1,198
Book value	$(1,887)	$(2,112)	$(1,835)	$(2,063)	$(1,923)	$(1,805)	$(1,706)
Exchange value	$38,972
Distributions *	$37	$37	$149	$149	$455	$1,030	$1,370
From operations	—		$149	$9	$337	$931	$1,198
Return of capital	$37	$37	$—	$140	$118	$99	$172

Unit size	$1,000
Original Investment	$7,000,000

The information per $1,000, except for the exchange value, is based on the original invested capital or percentage interest of all participants, without allocating those amounts among holders of each group of participation interests and without taking into account the effect of overrides.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Forward-Looking Statements

Readers of this discussion are advised that the discussion should be read in conjunction with the financial statements of 60 East 42nd St. Associates L.L.C. (“Associates”) (including related notes thereto) appearing elsewhere in this prospectus/consent solicitation. Certain statements in this discussion may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect Associates’ current expectations regarding future results of operations, economic performance, financial condition and achievements of Associates, and do not relate strictly to historical or current facts. Associates has tried, wherever possible, to identify these forward-looking statements by using words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” or words of similar meaning.

Although Associates believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which may cause the actual results to differ materially from those anticipated in the forward looking statements. Such factors include, but are not limited to, the following: general economic and business conditions, which will, among other things, affect demand for rental space, the availability of prospective tenants, lease rents and the availability of financing; adverse changes in Associates’ real estate market, including, among other things, competition with other real estate owners, risks of real estate development and acquisitions; governmental actions and initiatives; and environmental/safety requirements.

Significant Accounting Policies and Estimates

The Securities and Exchange Commission (“SEC”) issued disclosure guidance for “Critical Accounting Policies.” The SEC defines Critical Accounting guidance for Critical Accounting Policies as those that require the application of management’s most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Associates’ discussion and analysis of its financial condition and results of operations are based upon Associates’ financial statements, the preparation of which takes into account estimates based on judgments and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from these estimates. The accounting policies and estimates used and outlined in Note 2 to Associates’ financial statements, which are presented elsewhere in this prospectus/consent solicitation, have been applied consistently at March 31, 2012 and 2011, and December 31, 2011 and 2010, and for the three months ended March 31, 2012 and 2011, and the years ended December 31, 2011 and 2010. Associates believes that the following accounting policies or estimates require the application of management’s most difficult, subjective, or complex judgments:

Valuation of Long-Lived Assets: Associates assesses the carrying amount of long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When Associates determines that the carrying amount of long-lived assets is impaired, the measurement of any impairment is based on a discounted cash flow method.

Revenue Recognition: Basic rental income, as defined in the Lease, is equal to the sum of the mortgage charges plus a fixed amount. Associates records basic rental income as earned ratably on a monthly basis. Additional Rent represents a fixed amount of the Lessee’s net operating profit ($1,053,800 a year minimum), as defined, in each lease year and is recorded ratably over the twelve-month period. Further Additional Rent, which is based on the net operating profit of the Lessee, as defined, is recorded by Associates when such amount is realized and earned.

Financial Condition and Results of Operations

Associates was organized for the purpose of acquiring One Grand Central Place subject to an operating lease (the “Lease”) held by Lincoln Building Associates L.L.C. (the “Lessee”). Associates is required to pay, from Basic Rent under the Lease, mortgage charges and a portion of the fee for supervisory services. Associates is required to pay from Additional Rent and Further Additional Rent an Additional Payment to the supervisor and other expenses and then to distribute the balance of such Additional Rent and Further Additional Rent less any additions to reserves to the participants. Pursuant to the Lease, Lessee has assumed sole responsibility for the condition, operation, repair, maintenance and management of One Grand Central Place. Associates is not required to maintain substantial reserves or otherwise maintain liquid assets to defray any operating expenses of One Grand Central Place.

The basic supervisory services provided to Associates by the supervisor include, but are not limited to, maintaining all of its entity and Participant records, performing physical inspections of One Grand Central Place, providing or coordinating certain counsel services to Associates, reviewing insurance coverage, arranging for financing, conducting annual supervisory review meetings, receipt of monthly rent from Lessee, payment of monthly and additional distributions to the participants, payment of all other disbursements, confirmation of the payment of real estate taxes, active review of financial statements submitted to Associates by Lessee and financial statements audited by and tax information prepared by Associates’ independent registered public accounting firm, and distribution of related materials to the participants. The supervisor also prepares quarterly, annual and other periodic filings with the SEC and applicable state authorities.

Associates pays the supervisor for other services at hourly rates.

Three months ended March 31, 2012 as compared to three months ended March 31, 2011

During the three-month period ended March 31, 2012, Associates made regular monthly distributions of $124.57 for each $10,000 participation ($1,494.89 per annum for each $10,000 participation). There are no restrictions on Associates’ present or future ability to make distributions; however, the amount of such distributions, particularly distributions of Additional Rent and Further Additional Rent, depends on the ability of Lessee to make payments of Basic Rent, Additional Rent and Further Additional Rent to Associates. Associates expects to make distributions so long as it receives the payments provided for under the Lease.

The following summarizes, with respect to the current period and the corresponding period of the previous year, the material factors regarding Associates’ results of operations for such periods:

Total revenues were approximately the same for the three-month period ended March 31, 2012 as compared with the corresponding period of the prior year.

Total expenses increased by $23,056 for the three-month period ended March 31, 2012 as compared with the corresponding period of the prior year, primarily attributable to: a decrease in interest on the mortgages payable of $31,310 as a result of scheduled amortization of principal that reduced the loan balance, offset in part by an increase in depreciation of building improvements and equipment of $19,948 attributable to an increase in depreciable assets placed in service and an increase in professional fees primarily attributable to fees to the supervisor of $19,981 for services rendered in connection with a proposed consolidation of Associates, other public and private entities supervised by the supervisor and the supervisor and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed REIT, for the three-month period ended March 31, 2012 as compared with the corresponding period of the prior year.

Year ended December 31, 2011 as compared to year ended December 31, 2010

The following summarizes the material factors affecting Associates’ results of operations for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Total revenues increased for the year ended December 31, 2011 as compared with the year ended December 31, 2010. Such increase of $3,030,636 is the result of an increase in Further Additional Rent received by Associates in 2011 primarily attributable to a decrease in improvement and tenanting costs.

Total expenses increased for the year ended December 31, 2011 as compared with the year ended December 31, 2010. Such increase is the net result of a decrease in interest on the mortgages of $120,967 and an increase in depreciation of assets of $401,782 and accounting and professional fees in 2011 of $229,095 including an increase in fees to the supervisor for services rendered in connection with a proposed consolidation of Associates, other public and private entities supervised by the supervisor the supervisor and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed REIT.

Associates’ results of operations are affected primarily by the amount of rent payable to it under the Lease. The amount of Additional Rent and Further Additional Rent payable to Associates is affected by the New York City economy and real estate rental market, which is difficult for management to forecast.

Liquidity and Capital Resources

Associates’ liquidity has decreased at March 31, 2012 as compared with December 31, 2011 as a result of scheduled amortization of principal based on a 25-year amortization period and payment of accrued costs in connection with the proposed formation of the REIT. Associates may from time to time set aside cash for contingencies. Adverse developments in economic, credit and investment markets over the last several years have impaired general liquidity (although some improvement in such markets has arisen recently) and the developments may negatively impact Associates and/or space tenants at One Grand Central Place. Any such impact should be ameliorated by the fact that (a) each of Associates and its Lessee has very low debt in relation to asset value, (b) the maturity of Associates’ existing and planned debt will not occur within the next 24 months, and (c) One Grand Central Place’s rental revenue is derived from a substantial number of tenants in diverse businesses with lease termination dates spread over numerous years.

Amortization payments due under the First Mortgage commenced August 5, 2007, calculated on a 25-year amortization schedule. Amortization payments due under the additional $16,000,000 loan commenced December 5, 2009 calculated on a 25-year amortization schedule. The mortgages mature on November 5, 2014 at which time the aggregate principal balance due will be $84,186,295. Associates does not maintain any reserve to cover the payments of such mortgage indebtedness at maturity. Therefore, repayment of the mortgages will depend on Associates’ ability to arrange a refinancing. Assuming that One Grand Central Place continues to generate an annual net profit in future years comparable to that in past years, and assuming further that real estate capital and operating markets return to more stable patterns, consistent with long-term historical real estate trends in the geographic area in which One Grand Central Place is located, Associates anticipates that the value of One Grand Central Place will be in excess of the amount of the mortgage balances at maturity.

Associates anticipates that funds for short-term working capital requirements for One Grand Central Place will be provided by cash on hand and rental payments received from Lessee. Long-term sources of working capital will be provided by rental payments received from Lessee and/or external financing. However, as noted above, Associates has no requirement to maintain substantial reserves to defray any operating expenses of One Grand Central Place.

The supervisor of Associates has filed a registration statement on Form S-4 for the solicitation of consents of the participants in Associates and other public limited liability companies supervised by the supervisor to a consolidation transaction. In such consolidation, (x) the property interests of Associates, such other public limited liability companies and certain private entities supervised by the supervisor, and (y) the supervisor and certain affiliated management companies would be contributed to the operating partnership of Empire State Building Realty Trust, Inc., a newly organized real estate investment trust.

Consents are required from participants in Associates and such other public limited liability companies for them to contribute their interests in the consolidation, and the solicitation of such consents will not commence until the SEC declares effective the registration statement on Form S-4. Consents have been obtained from participants in the private entities and the supervisor and certain affiliated companies and affiliates of the supervisor for them to make such contribution.

The consideration to be paid to the contributing companies and entities in the consolidation will be allocated in accordance with exchange values determined based on appraisals by an independent third party. Such method of allocation has been approved by the Lessee. Based on the preliminary exchange values, if the consolidation proposal is approved by Associates’ participants, the consideration with respect to One Grand Central Place will be allocated approximately 50% to Associates and 50% to the Lessee, which the supervisor believes is in accordance with the historical treatment of Associates and the Lessee.

Inflation

Inflationary trends in the economy do not directly affect Associates’ operations since, as noted above, Associates does not actively engage in the operation of One Grand Central Place. Inflation may impact the operations of Lessee. Lessee is required to pay Basic Rent, regardless of the results of its operations. Inflation and other operating factors affect the amount of Additional Rent and Further Additional Rent payable by Lessee, which is based on Lessee’s net operating profit.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

60 East 42nd St. Associates L.L.C.

(A Limited Liability Company)

We have audited the accompanying balance sheets of 60 East 42nd St. Associates L.L.C. as of December 31, 2011 and 2010, and the related statements of income, members’ deficiency and cash flows for each of the two years in the period ended December 31, 2011. Our audits also included the financial statement schedule, Schedule III- Real Estate and Accumulated Depreciation for the years ended December 31, 2011 and 2010, also included in this Form S-4. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 60 East 42nd St. Associates L.L.C. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

New York, New York

April 11, 2012

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

BALANCE SHEETS

	December 31
	2011	2010
Assets
Real Estate:
Building: One Grand Central Place, located at 60 East 42nd Street and 301 Madison Avenue, New York, N.Y.	$16,960,000	$16,960,000
Less: Accumulated depreciation	(16,960,000)	(16,960,000)

	—	—

Building improvements and equipment	66,940,647	66,034,042
Less: Accumulated depreciation	(12,187,313)	(12,076,880)

	54,753,334	53,957,162

Tenant improvements	5,793,417	5,598,316
Less: Accumulated depreciation	(1,386,473)	(515,948)

	4,406,944	5,082,368

Land	7,240,000	7,240,000

Total real estate, net	66,400,278	66,279,530

Cash and cash equivalents:
Cash in bank	6,285	34,677
Fidelity U.S. Treasury Income Portfolio	10,460,092	11,520,657

Total cash and cash equivalents	10,466,377	11,555,334

Due from Supervisor	87,202	87,202
Receivable from participants—NYS estimated tax	3,357	3,357
Deferred costs	2,140,059	454,277
Leasing commissions, less accumulated amortization of $1,444,673 in 2011 and $2,742,063 in 2010	1,066,705	1,367,758
Mortgage refinancing costs, less accumulated amortization of $1,825,231 in 2011 and $1,461,613 in 2010	1,048,401	1,412,019

Total assets	$81,212,379	$81,159,477

Liabilities and members’ deficiency
Liabilities:
Mortgages payable	$91,478,304	$93,719,850
Accrued mortgage interest	428,479	438,819
Accrued supervisory fees, a related party	81,265	78,000
Payable to Lessee, a related party	720,066	1,082,082
Due to Supervisor	922,728	43,555
Accrued expenses	422,996	238,200

Total liabilities	94,053,838	95,600,506
Commitments and contingencies	—	—
Members’ deficiency	(12,841,459)	(14,441,029)

Total liabilities and members’ deficiency	$81,212,379	$81,159,477

See accompanying notes to financial statements.

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENTS OF INCOME

	Years ended December 31
	2011	2010
Revenues:
Rent income, from a related party	$11,613,895	$8,583,267
Dividend income	1,064	1,878

Total revenues	11,614,959	8,585,145

Expenses:
Interest on mortgages	5,562,805	5,683,772
Supervisory services to a related party	190,646	109,380
Depreciation of building and tenant improvements and equipment	2,555,093	2,153,311
Amortization of leasing commissions	301,053	443,897
Fees for special services, including amounts paid to a related party	228,603	52,276
Accounting fees	121,500	75,000
Miscellaneous	9,269	3,110

Total expenses	8,968,969	8,520,746

Net income	$2,645,990	$64,399

Earnings per $10,000 participation unit, based on 700 participation units outstanding during each year	$3,780	$92

See accompanying notes to financial statements.

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENT OF MEMBERS’ DEFICIENCY

	Members’ Deficiency at January 1, 2011	Share of Net Income For the Year	Distributions	Members’ Deficiency at December 31, 2011
Year Ended December 31, 2011:
Peter L. Malkin Group	$(2,063,004)	$377,999	$(149,488)	$(1,834,493)
Anthony E. Malkin Group	(2,063,003)	377,999	(149,488)	(1,834,492)
Peter L. Malkin Group	(2,063,004)	377,999	(149,489)	(1,834,494)
Anthony E. Malkin Group	(2,063,004)	377,999	(149,489)	(1,834,494)
Peter L. Malkin Group	(2,063,004)	377,998	(149,489)	(1,834,495)
Peter L. Malkin Group	(2,063,005)	377,998	(149,489)	(1,834,496)
Peter L. Malkin Group	(2,063,005)	377,998	(149,488)	(1,834,495)

TOTALS	$(14,441,029)	2,645,990	$(1,046,420)	$(12,841,459)

See accompanying notes to financial statements.

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENT OF MEMBERS’ DEFICIENCY

	Members’ Deficiency at January 1, 2010	Share of Net Income For the Year	Distributions	Members’ Deficiency at December 31, 2010
Year Ended December 31, 2010:
Peter L. Malkin Group	$(1,922,716)	9,200	$(149,488)	$(2,063,004)
Thomas N. Keltner, Jr. Group	(1,922,715)	9,200	(149,488)	(2,063,003)
Peter L. Malkin Group	(1,922,715)	9,200	(149,489)	(2,063,004)
Anthony E. Malkin Group	(1,922,715)	9,200	(149,489)	(2,063,004)
Peter L. Malkin Group	(1,922,715)	9,200	(149,489)	(2,063,004)
Peter L. Malkin Group	(1,922,715)	9,199	(149,489)	(2,063,005)
Peter L. Malkin Group	(1,922,717)	9,200	(149,488)	(2,063,005)

TOTALS	$(13,459,008)	$64,399	$(1,046,420)	$(14,441,029)

See accompanying notes to financial statements.

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2011	2010
Cash flows from operating activities:
Net income	$2,645,990	$64,399
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of building and tenant improvements and equipment	2,555,093	2,153,311
Amortization of leasing commissions	301,053	443,897
Amortization of mortgage refinancing costs	363,618	363,618
Changes in operating assets and liabilities:
Due to Supervisor	879,173	43,555
Accrued mortgage interest	(10,340)	(9,779)
Accrued expenses	184,796	237,500
Accrued supervisory fees, a related party	3,265	78,000

Net cash provided by operating activities	6,922,648	3,374,501

Cash flows from investing activities:
Purchase of building and tenant improvements	(2,675,841)	(4,914,343)
Decrease in payable to Lessee, a related party	(362,016)	—

Net cash used in investing activities	(3,037,857)	(4,914,343)

Cash flows from financing activities:
Change in receivable from participants – NYS estimated tax	—	(3,357)
Repayment of mortgages payable	(2,241,546)	(2,121,140)
Financing costs	—	(2,831)
Distributions to Participants	(1,046,420)	(1,046,420)
Deferred costs	(1,685,782)	(454,277)

Net cash used in financing activities	(4,973,748)	(3,628,025)

Net decrease in cash and cash equivalents	(1,088,957)	(5,167,867)
Cash and cash equivalents, beginning of year	11,555,334	16,723,201

Cash and cash equivalents, end of year	$10,466,377	$11,555,334

Supplemental disclosure of cash flow information:
Cash paid for interest	$5,209,527	$5,329,934

Net cash used in investing activities excludes increases of $0 and $731,360 in payable to lessee for the years ended December 31, 2011 and 2010, respectively.

See accompanying notes to financial statements.

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

1.	Business Activity

60 East 42nd St. Associates L.L.C. (“Associates”) is a New York limited liability company owning commercial property at 60 East 42nd Street and 301 Madison Avenue, New York, N.Y. The property, known as One Grand Central Place (formerly the “Lincoln Building”), is leased (the “Lease”) to Lincoln Building Associates L.L.C. (the “Lessee”).

Associates’ members are Peter L. Malkin and Anthony E. Malkin each of whom also acts as an agent for holders of participations in his respective member interest in Associates. In the Statements of Members’ Deficiency, each such agent’s representation is referred to as a Group (i.e., Peter L. Malkin represents five Groups and Anthony E. Malkin represents two Groups).

2.	Summary of Significant Accounting Policies

a.	Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds and all highly liquid debt instruments with an original maturity of three months or less when acquired.

b.	Use of Estimates

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

c.	Land, Building, Building Improvements, Equipment and Depreciation

Real estate, consisting of land, building, building improvements, tenant improvements and equipment, is stated at cost. Building improvements are depreciated using the straight-line basis over their estimated useful lives of 39 years. The tenant improvements are being depreciated over the terms of the individual tenant leases or the estimated useful life if shorter.

In connection with the building improvements program which began in 1999 (Note 11), costs totaling $74,308,199 and $71,632,358 have been incurred through December 31, 2011 and 2010, respectively, for new building improvements ($66,810,647 for 2011 and $64,329,907 for 2010), tenant improvements ($5,793,417 for 2011 and $5,598,316 for 2010) and equipment ($130,000 for 2011 and $130,000 for 2010).

d.	Mortgage Refinancing Costs, Leasing Commissions and Amortization

Mortgage refinancing costs are being amortized ratably over the term of the related mortgages and included in mortgage interest expense.

Leasing commissions (incurred in connection with the building improvements program) represent reimbursements to the Lessee for commissions incurred for new tenants. Leasing commissions are being amortized over the terms of the individual tenant leases.

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

e.	Revenue Recognition

Basic rental income, as defined in the Lease, is equal to the sum of the mortgage charges plus a fixed amount. Associates records basic rental income as earned ratably on a monthly basis. Additional rent represents a fixed amount of the Lessee’s net operating profit ($1,053,800 a year minimum), as defined, in each lease year and is recorded ratably over the 12-month period. Further additional rent, which is based on the net operating profit of the Lessee, as defined, is recorded by Associates when such amounts become realizable and earned.

f.	Valuation of Long-Lived Assets

Associates assesses the carrying amount of long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When Associates determines that the carrying amount of long-lived assets is impaired, the measurement of any impairment is based on a discounted cash flow method. No impairment loss has been recorded in the years ended December 31, 2011 and 2010.

g.	Income Taxes

Associates is organized as a limited liability company and is taxed as a partnership for income tax purposes. Accordingly, Associates is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. Associates’ taxable income or loss is reportable by its members.

Associates has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2008, 2009, 2010 and 2011 are subject to IRS and other jurisdictions’ tax examinations.

At December 31, 2011 and 2010, the reported amounts of Associates’ aggregate net assets exceeded their tax basis by approximately $7,362,800 and $6,700,000 respectively.

h.	Offering Costs

External offering costs of $1,685,782 and $454,277 were incurred for the years ended December 31, 2011 and 2010, respectively, and are reflected as deferred costs on Associates’ consolidated balance sheets. Such costs are comprised of accounting fees, legal fees, and other professional fees. Such costs have been deferred and shall be recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. Additional offering costs for work done by employees of the Supervisor of $228,603 and $56,757 for the years ended December 31, 2011 and 2010, respectively, were incurred and advanced by the Supervisor and have been reimbursed to the Supervisor by the entities to be included in the consolidation.

i.	Recently Adopted Accounting Pronouncements

In May 2011 the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. The guidance will be effective for us beginning with the first interim period in 2012. In accordance with the guidance, we will be required to disclose the level in the fair value hierarchy in which each fair value

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

lies that is disclosed but not used to measure an asset or liability on the balance sheet. The guidance also clarifies that the fair value of a non-financial asset is based on its highest and best use and requires disclosure if a non-financial asset is being used in a manner that is not its highest and best use. Associates does not have any financial instruments that would be materially impacted by this standard as of December 31, 2011.

3.	Mortgages Payable

On November 29, 2004, a first mortgage was placed on the property in the amount of $84,000,000 with Prudential Insurance Company of America. At closing, $49,000,000 was drawn to pay off the former first mortgage with Morgan Guaranty Trust Company in the amount of $12,020,814 and the second mortgage in the amount of $27,979,186 with Emigrant Savings Bank. The remaining $35,000,000 available under the mortgage was drawn on various dates through July 5, 2007. The proceeds of $49,000,000 drawn at closing and all subsequent draws have been used to pay for the associated refinancing costs and capital improvements as needed. The initial draw of $49,000,000 and all subsequent draws required constant equal monthly payments of interest only, at the rate of 5.34% per annum until July 5, 2007. Commencing August 5, 2007, Associates is required to make equal monthly payments of $507,838 applied to interest and then principal, calculated on a 25-year amortization schedule. The entire $84,000,000 has been drawn and, at December 31, 2011, the balance is $76,008,249. The mortgage matures on November 5, 2014, at which time the principal balance will be $69,797,589.

On November 5, 2009, Associates concluded an additional $16,000,000 loan with Prudential Insurance Company of America secured by a mortgage on the property, subordinate to the first mortgage and to be used for capital improvements (the $84,000,000 and $16,000,000 mortgages are referred to as the “Mortgages”). The new loan requires payments of interest at 7% per annum and principal in the amount of $113,085 per month calculated on a 25-year amortization schedule and is co-terminus with the first mortgage. At December 31, 2011, the balance is $15,470,055. The mortgage matures on November 5, 2014 with a principal balance of $14,613,782.

The mortgage loans may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There is no prepayment penalty if the mortgages are paid in full during the last 60 days of the term.

The following is a schedule of principal payments on the Mortgages in each of the three years (mortgages mature in 2014) subsequent to December 31, 2011:

Year ending December 31,
2012	$2,368,853
2013	2,503,464
2014	86,605,987

Total	$91,478,304

The real estate and all sublease rents are pledged as collateral for the Mortgages.

The estimated fair value of Associates’ mortgage debt based on available market information was approximately $96,658,956 and $98,784,000 at December 31, 2011 and 2010, respectively.

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

3.	Mortgages Payable (continued)

The fair values of the mortgages payable are based on discounted cash flow models using currently available market rates assuming the loans are outstanding through maturity and considering the loan to value ratios.

4.	Related Party Transactions—Rent Income

Associates does not operate the property (Note 1). It leases the property to the Lessee pursuant to an operating lease as modified, which is currently set to expire September 30, 2033. The Lease, as modified, provides for an annual basic rent equal to the sum of $24,000 plus the constant annual mortgage charges on all mortgages. In accordance with the Ninth Lease Modification Agreement dated November 5, 2009, basic rent was increased to cover debt service on a $100,000,000 mortgage. The basic rent will be increased or decreased upon the refinancing of the mortgages provided that the aggregate principal balance of all mortgages now or hereafter placed on the property does not exceed $100,000,000, plus refinancing costs.

The Lease, as modified, also provides for payments of total additional rent, as follows:

1.	Advances of additional rent are payable in equal monthly installments totaling an amount equal to the lesser of $1,053,800 ($87,817 per month) or the defined net operating profit of the Lessee during the preceding fiscal year ended September 30 (the “lease year”); and

2.	Further additional rent is payable in an amount equal to 50% of the Lessee’s remaining net operating profit, as defined, in each lease year.

Advances of additional rent are billed to and advanced by the Lessee and recorded in revenues by Associates in equal monthly installments of $87,817 throughout each year. Since it is not practicable to estimate total additional rent for the lease year ending on the ensuing September 30 which would be allocable to the first nine months of the lease year until the Lessee, pursuant to the Lease, renders to Associates a report on the operation of the property, Associates recognizes further additional rent when it is realized and earned from the Lessee at the close of the lease year ending September 30.

Payable to Lessee of $720,066 and $1,082,082 at December 31, 2011 and 2010, respectively, represents improvement and tenanting costs advanced by Lessee in connection with the improvement program (Note 11).

Rent income, including total additional rent based on operating profits subject to additional rent, reported by the Lessee of $11,613,895 and $8,583,267 for 2011 and 2010, respectively, was comprised as follows:

	Year ended December 31,
	2011	2010
Basic rent income	$7,474,112	$7,474,120

Advance of additional rent	1,053,800	1,053,800
Further additional rent	3,085,983	55,347

Total additional rent	4,139,783	1,109,147

Rent income	$11,613,895	$8,583,267

As a result of its revenue recognition policy, rental income for the year ending December 31 includes the advances of additional rent income received from October 1 to December 31 but does not include any portion of further additional rent based on the Lessee’s operations during that period.

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

4.	Related Party Transactions—Rent Income (continued)

Under the building improvement program (Note 11), the increase in debt service attributable to an increase in the mortgage is funded by a corresponding increase in basic rent payable by the Lessee.

The Lessee may surrender the lease at the end of any month, upon 60 days’ prior written notice; the liability of the Lessee will end on the effective date of such surrender.

The following is a schedule of future minimum rental income (assuming that the Lessee does not surrender the Lease):

Year ending December 31,
2012	$7,480,000
2013	7,480,000
2014	6,230,000	*
2015	24,000	*
Thereafter	416,000	*

	$21,630,000

*	Associates intends to refinance the existing mortgages which mature on November 5, 2014. In accordance with the Ninth Lease Modification Agreement, basic rent will increase to include the required debt service on the refinanced mortgages. The above table does not reflect the additional basic rent that will result after November 2014 from the refinanced debt.

Real estate taxes paid directly by the Lessee for the years ended December 31, 2011 and 2010 totaled $10,928,078 and $10,594,397, respectively.

The prospectus/consent solicitation in which these financial statements are included relates to the solicitation of consents of the Participants in Associates and other public limited liability companies supervised by the Supervisor to a consolidation transaction. In such consolidation, (x) the property interests of Associates, such other public limited liability companies and certain private entities supervised by the Supervisor, and (y) the Supervisor and certain affiliated management companies will be contributed to the operating partnership of a newly organized publicly traded real estate investment trust.

Consents are required from Participants in Associates and such other public limited liability companies for them to contribute their interests in the consolidation, and the solicitation of such consents will not commence until the SEC declares effective the registration statement on Form S-4. Consents have been obtained from Participants in the private entities and the Supervisor and certain affiliated companies and affiliates of the Supervisor for them to make such contribution.

The consideration to be paid to the contributing companies and entities in the consolidation will be allocated in accordance with exchange values determined based on appraisals by an independent third party. Such method of allocation has been approved by the Lessee. Based on the preliminary exchange values, if the consolidation proposal is approved by Associates’ Participants, the consideration with respect to One Grand Central Place will be allocated approximately 50% to Associates and 50% to the Lessee, which the Supervisor believes is in accordance with the historical treatment of the Associates and Lessee.

5.	Related Party Transactions—Supervisory and Other Services

Supervisory and other services are provided to Associates by its supervisor, Malkin Holdings LLC (“Malkin Holdings” or the “Supervisor”), a related party. Beneficial interests in Associates and the Lessee are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

5.	Related Party Transactions—Supervisory and Other Services (continued)

Associates pays Supervisor for supervisory services and disbursements. The basic fee had been payable at the rate of $24,000 per annum since October 1, 1958. The Agents approved an increase in such fee in an amount equal to the increase in the Consumer Price Index since such date, resulting in an increase in the basic fee to $180,000 per annum effective July 1, 2010, to be adjusted annually for any subsequent increase in the Consumer Price Index. Fees for supervisory services (including disbursements and costs of accounting services) for the years ended December 31, 2011 and 2010 totaled $190,646 and $109,380, respectively. For the years ended December 31, 2011 and 2010, Malkin Holdings earned $228,603 and $56,757, respectively, for special supervisory services at hourly rates in connection with a proposed consolidation of Associates, other public and private entities supervised by Malkin Holdings, and Malkin Holdings and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed REIT, all representing Associates’ allocable portion of such fees to be paid directly and not borne indirectly through additional rent deductions. Malkin Holdings receives an additional payment equal to 10% of all distributions received by the participants in Associates in excess of 14% per annum on the initial cash investment of $7,000,000. For tax purposes, such additional payment is treated as a profits interest and the Supervisor is treated as a partner, all without modifying each Participant’s distributive share of reportable income and cash distributions. Distributions in respect of Malkin Holdings’ profits interest totaled $7,380 for each of the years ended December 31, 2011 and 2010, respectively.

Malkin Holdings also serves as supervisor for the Lessee, for which it receives a basic annual fee of $383,000, effective January 1, 2010, to be adjusted each year for any subsequent increase in the Consumer Price Index . Fees for supervisory services for the years ended December 31, 2011 and 2010 totaled $389,251 and $383,000, respectively. For the years ended December 31, 2011 and 2010, Malkin Holdings earned $175,911 and $11,370, respectively, from the Lessee in other service fees. Malkin Holdings also receives a payment from Lessee in respect of its profits interest equal to 10% of distributions in excess of $400,000 a year. Distributions in respect of Malkin Holdings’ profits interest from the Lessee totaled $260,004 and $460,004 for the years ended December 31, 2011 and 2010, respectively.

6.	Number of Participants

There were 848 and 837 participants in the participating groups at December 31, 2011 and 2010, respectively.

7.	Determination of Distributions to Participants

Distributions to participants during each year represent mainly the excess of rent income over the mortgage requirements and cash expenses.

8.	Distributions and Amount of Income per $10,000 Participation Unit

Distributions and amount of income per $10,000 participation unit during the years ended December 31, 2011 and 2010, based on 700 participation units outstanding during each year, consisted of the following:

	Year ended December 31
	2011	2010
Income	$1,495	$92
Return of capital	—	1,403

Total distributions	$1,495	$1,495

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

9.	Concentration of Credit Risk

Associates maintains cash and cash equivalents in a bank and a money market fund (Fidelity U.S. Treasury Income Portfolio). The Federal Deposit Insurance Corporation (“FDIC”) insures each interest bearing account up to $250,000 and fully insures non-interest bearing accounts through December 31, 2012. At December 31, 2011 and 2010, the bank account is fully insured. Funds in the money market fund were not insured at December 31, 2011 and 2010. Distributions are paid from a cash account held by Malkin Holdings. That account is included on the accompanying balance sheet as “Due from Supervisor.” The funds (approximately $87,000 at December 31, 2011 and 2010) were paid to the participants on January 1, 2012 and 2011, respectively.

10.	Contingencies

Malkin Holdings and Peter L. Malkin, a member in Associates, were engaged in a proceeding with Lessee’s former managing agent, Helmsley-Spear, Inc. commenced in 1997, concerning the management, leasing, and supervision of the property that is subject to the Lease to Lessee. In this connection, certain costs for legal and professional fees and other expenses were paid by Malkin Holdings and Mr. Malkin. Malkin Holdings and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent tribunal authorizes payment or (b) an investor voluntarily agrees that his or her proportionate share be paid. On behalf of himself and Malkin Holdings, Mr. Malkin has requested, or intends to request, such voluntary agreement from all investors, which may include renewing such request in the future for any investor who previously received such request and failed to confirm agreement at that time. Because any related payment has been, or will be, made only by consenting investors, Associates has not provided for the expense and related liability with respect to such costs in these financial statements.

Five putative class actions have been brought by participants in Associates and several other entities supervised by Malkin Holdings that own fee or leasehold interests in various properties located in New York City (which were filed March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012) (the “Class Actions”). As now pending in New York State Supreme Court, New York County, each Class Action challenges the proposed consolidation of those and other properties supervised by Malkin Holdings into a real estate investment trust (the “REIT”) and the initial public offering of shares in Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a REIT. The plaintiffs assert claims against Malkin Holdings, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, Empire State Realty OP, L.P., and the REIT (“Defendants”) for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the participants, the consolidation provides excessive benefits to Malkin Holdings and its affiliates and the prospectus/consent solicitation statement which is part of the registration statement on Form S-4 relating to the consolidation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. Defendants intend to consent to consolidation, and have no position with respect to appointment of co-lead counsel.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, the company may incur costs associated with defending or settling such litigation or paying any judgment if Defendants lose. In addition,

60 EAST 42nd ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

10.	Contingencies (continued)

the company may be required to pay damage awards or settlements. At this time, the company cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on the company’s financial statements. Defendants believe the Class Actions are baseless and intend to defend them vigorously.

There is a risk that other third parties will assert claims against the Defendants or the supervisor relating to this transaction, including, without limitation, that the supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the Defendants.

11.	Building Improvements Program and Agreement to Extend Lease

In 1999, the participants of Associates and the members in Lessee consented to a building improvements program (the “Program”) estimated to cost approximately $22,800,000. In 2000, the participants of Associates and the members in the Lessee approved an increase in the Program from $22,800,000 to approximately $28,000,000 under substantially the same conditions as had previously been approved. To induce the Lessee to approve the Program, Associates agreed to grant to the Lessee, upon completion of the Program, the right to further extensions of the Lease to 2083. The Program was further increased in 2004 to up to $100,000,000. Such increase would extend the Lease beyond 2083, based on the net present benefit to Associates of the improvements made. The granting of such Lease extension rights upon completion of the Program is expected to trigger a New York State Transfer Tax under current tax rules, which will be paid from mortgage proceeds and/or the Lessee’s operating cash flow. As of December 31, 2011, Associates had incurred costs related to the Program of $74,308,199 and estimates that the costs of the Program upon completion will be approximately $100,000,000 including sprinkler work, required to be completed by 2019. The participants of Associates and the members in Lessee had approved increased refinancing of $16,000,000 from the total of $84,000,000 provided by the mortgage to up to $100,000,000. The balance of the costs of the Program will be financed by the new $16,000,000 mortgage and Lessee’s operating cash flow.

The Lessee is financing the Program and billing Associates for the costs incurred. The Program (1) grants the ownership of the improvements to Associates and acknowledges its intention to finance them through an increase in the fee mortgage (Note 3), and (2) allows for the increased mortgage charges to be paid by Associates from an equivalent increase in the basic rent paid by the Lessee to Associates. Since any further additional rent will be decreased by one-half of that amount, the net effect of the lease modification is to have Associates and the Lessee share the costs of the Program equally, assuming further additional rent continues to be earned. The 1999 consent authorized the members of Associates who act as agents for the participant investors (the “Agents”) to give additional extension rights to the Lessee beyond the September 30, 2033 expiration date (Note 4) to September 30, 2083 upon completion of the Program, and to later date(s) for consideration and upon such terms as the Agents deem appropriate for the benefit of Associates.

12.	Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure.

SCHEDULE III

60 EAST 42nd ST. ASSOCIATES L.L.C

(A Limited Liability Company)

Real Estate and Accumulated Depreciation

Column		December 31, 2011			December 31, 2010
A	Description
	Land, building and building improvements and equipment situated at One Grand Central Place, 60 East 42nd Street and 301 Madison Avenue, New York, N.Y.

B	Encumbrances
	Prudential Insurance Company at December 31		$91,478,304			$93,719,850

C	Initial cost to company
	Land		$7,240,000			$7,240,000

	Building		$16,960,000			$16,960,000

D	Cost capitalized subsequent to acquisition
	Building improvements and equipment		$74,308,199			$71,632,358

	Carrying costs	$	None		$	None

E	Gross amount at which carried at close of period
	Land		$7,240,000			$7,240,000
	Building, building improvements and equipment		91,268,199			88,592,358

	Total		$98,508,199	(a)		$95,832,358	(a)

F	Accumulated depreciation		$32,107,921	(b)		$29,552,828	(b)

G	Date of construction		1930			1930

H	Date acquired		October 1, 1958			October 1, 1958

I	Life on which depreciation in latest income statements is computed		39 years for building improvements and 7 years for equipment			39 years for building improvements and 7 years for equipment

(a)	Gross amount of real estate
	Balance at January 1		$95,832,358			$90,186,655
	Purchase of building improvements and equipment and construction in progress (expenditures advanced by Lessee, a related party, and recorded by Associates):		2,675,841			5,645,703

	Balance at December 31		$98,508,199			$95,832,358

	The aggregate cost of land, building, and improvements, before depreciation, for Federal income tax purposes at December 31, 2011 was $95,702,358.

(b)	Accumulated depreciation
	Balance at January 1		$29,552,828			$27,399,517
	Depreciation: F/Y/E December 31		2,555,093			2,153,311

	Balance at December 31		$32,107,921			$29,552,828

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Lincoln Building Associates L.L.C.

(A Limited Liability Company)

We have audited the accompanying balance sheets of Lincoln Building Associates L.L.C. as of December 31, 2011 and 2010, and the related statements of income, changes in members’ equity and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Building Associates L.L.C. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

April 11, 2012

LINCOLN BUILDING ASSOCIATES L.L.C.

BALANCE SHEETS

	Years Ended December 31,
	2011	2010
ASSETS

Property—at cost:
Leasehold improvements	$18,790,248	$18,676,938
Subtenant improvements	26,256,303	21,552,926
Equipment	—	158,132

	45,046,551	40,387,996
Less accumulated depreciation and amortization	13,384,063	11,748,530

Net Property	31,662,488	28,639,466

Other Assets:
Cash and cash equivalents	955,140	3,415,068
Restricted cash—tenants’ security deposits	6,053,555	5,722,515
Restricted cash—managing agent	1,490,657	917,573
Rent receivable—net	897,783	557,051
Unbilled rent receivable—net	8,349,040	6,723,487
Due from Lessor	369,811	732,045
Due from Supervisor	165,236	1,038,334
Due from nonresident members	11,654	—
Prepaid expenses	5,579,358	5,359,887
Deferred charges and other deferred costs, net of accumulated amortization	9,835,561	7,992,306

Total Assets	$65,370,283	$61,097,732

LIABILITIES AND MEMBERS’ EQUITY

Liabilities:
Accounts payable and accrued liabilities	$2,451,248	$2,983,242
Accrued additional rent due Lessor	481,931	770,987
Tenants’ security deposits payable	6,053,555	5,722,515
Deferred income	1,554,012	1,958,673

Total Liabilities	10,540,746	11,435,417
Commitments and Contingencies	—	—
Members’ Equity	54,829,537	49,662,315

Total Liabilities and Members’ Equity	$65,370,283	$61,097,732

The accompanying notes are an integral part of these statements.

LINCOLN BUILDING ASSOCIATES L.L.C.

STATEMENTS OF INCOME

	Years ended December 31,
	2011	2010
Revenue:
Minimum rental revenue	$46,740,661	$44,065,035
Escalations and expense reimbursements	10,108,761	11,051,151
Other income	956,701	1,096,472

Total Revenue	57,806,123	56,212,658

Operating Expenses:
Basic rent expense	7,473,373	7,474,379
Additional rent	1,053,804	1,053,804
Further additional rent	2,796,927	826,334
Real estate taxes	10,928,078	10,594,397
Payroll and related costs	7,222,898	7,145,280
Repairs and maintenance	5,817,729	4,903,544
Electricity	3,423,580	4,377,112
Utilities	1,669,606	1,651,158
Management fee	293,018	309,024
Supervisory and other fees	649,333	843,103
Professional fees	1,121,855	1,235,776
Insurance, advertising and administrative	1,204,968	1,490,535
Depreciation	4,140,035	3,592,262
Amortization	1,505,741	1,261,944
Bad debts, net	598,740	792,452

Total Operating Expenses	49,899,685	47,551,104

Operating Income	7,906,438	8,661,554
Interest Income	780	1,174

Net Income	$7,907,218	$8,662,728

The accompanying notes are an integral part of these statements.

LINCOLN BUILDING ASSOCIATES L.L.C.

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Years ended December 31,
	2011	2010
Members’ Equity—beginning of year	$49,662,315	$45,539,583
Net Income	7,907,218	8,662,728
Distributions	(2,739,996)	(4,539,996)

Members’ Equity—end of year	$54,829,537	$49,662,315

The accompanying notes are an integral part of these statements.

LINCOLN BUILDING ASSOCIATES L.L.C.

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2011	2010
Cash Flows from Operating Activities:
Net income	$7,907,218	$8,662,728
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,140,035	3,592,262
Amortization	1,505,741	1,261,944
Bad debts	598,740	792,452
Net change in operating assets and liabilities:
Rent receivable	(939,472)	(442,788)
Due from Supervisor	873,098	(900,000)
Unbilled rent receivable	(1,625,553)	(1,883,810)
Restricted cash—managing agent	(573,084)	(220,947)
Prepaid expenses	(219,471)	(77,764)
Deferred charges—leasing commissions	(1,874,092)	(3,384,866)
Accounts payable and accrued liabilities	(906,171)	1,284,749
Accrued additional rent due Lessor	(289,056)	770,987
Deferred income	(404,661)	(161,339)

Net Cash Provided by Operating Activities	8,193,272	9,293,608

Cash Flows from Investing Activities:
Property additions	(6,955,226)	(7,611,022)
Due from Lessor	362,234	(732,045)

Net Cash Used in Investing Activities	(6,592,992)	(8,343,067)

Cash Flows from Financing Activities:
Members’ distributions	(2,739,996)	(4,539,996)
Other deferred costs	(1,308,558)	(454,278)
Due from nonresident members—net	(11,654)	—

Net Cash Used in Financing Activities	(4,060,208)	(4,994,274)

Net Decrease in Cash and Cash Equivalents	(2,459,928)	(4,043,733)
Cash and Cash Equivalents—beginning of year	3,415,068	7,458,801

Cash and Cash Equivalents—end of year	$955,140	$3,415,068

Net cash used in investing activities excludes increases of $106,264 and $542,477 in accounts payable and accrued liabilities for the years ended December 31, 2011 and 2010, respectively.
Net cash used in financing activities excludes increases of $267,913 and $42,603 in accounts payable and accrued liabilities for the years ended December 31, 2011 and 2010, respectively.

The accompanying notes are an integral part of these statements.

LINCOLN BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Nature of Business

The Company was originally organized on June 14, 1954 as a general partnership in order to lease and sublease the 1,200,000 square foot office building situated at 60 East 42nd Street, New York, New York (the “Property” or “One Grand Central Place”). At December 31, 2011, the Property is approximately 80% occupied. On November 1, 2002, the Company converted from a general partnership to a New York limited liability company and is now known as Lincoln Building Associates L.L.C. (the “Company”). Although limited liability companies are unincorporated associations, their members have limited personal liability for the obligations or debts of the entity similar to stockholders of a corporation.

The Company commenced operations on June 14, 1954 and is to continue until the earlier of the complete disposition of all of the Company’s assets, unless sooner terminated pursuant to the Operating Agreement or by law.

2.	Summary of Significant Accounting Policies

Revenue recognition—Minimum rental revenue is recognized on a straight-line basis over the terms of the subleases. The excess of rents so recognized over amounts contractually due pursuant to the underlying subleases is included in unbilled rent receivable on the accompanying balance sheets. Subleases generally contain provisions under which tenants reimburse the Company for a portion of property operating expenses, real estate taxes and other recoverable costs. Receivables for escalation and expense reimbursements are accrued in the period the related expenses are incurred. Rental payments received before they are recognized as income are recorded as deferred income.

The Company provides an estimated allowance for uncollectible rent receivable based upon an analysis of tenant receivables any historical bad debts, tenant concentrations, tenant credit worthiness, tenant security deposits (including letters of credit and sublease guarantees provided by the tenant), current economic trends and changes in tenant payment terms. Rent receivable is shown net of an estimated allowance for doubtful accounts of $129,237 and $66,035 at December 31, 2011 and 2010, respectively. Unbilled rent receivable is shown net of an estimated allowance for doubtful accounts of approximately $623,000 and $356,000 at December 31, 2011 and 2010, respectively.

Bad debt expense is shown net of recoveries.

Cash and cash equivalents—The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of a money market mutual fund (Fidelity U.S. Treasury Income Portfolio).

At times, the Company has demand and other deposits with a bank in excess of federally insured limits. The possibility of loss exists if the bank holding uninsured deposits were to fail.

Property—The Company reviews real estate assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets to be held and used may not be recoverable. Impairment losses are recognized when the estimated undiscounted cash flows expected to be generated by those assets are less than the assets’ carrying amount. Impaired assets are recorded at their estimated fair value calculated based on the discounted cash flows expected to be generated by the asset. No impairment loss has been recorded in the years ended December 31, 2011 and 2010.

Depreciation and amortization—Depreciation is computed by the straight-line method over the estimated useful lives of forty years for the leasehold improvements and five years for equipment. Subtenant improvements, leasing commissions and leasing costs are amortized by the straight-line method over the terms of the related tenant subleases.

LINCOLN BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

Repairs and maintenance are charged to expense as incurred. Expenditures which increase the useful lives of the assets are capitalized.

Income taxes—The Company is not subject to federal, state and local income taxes and, accordingly, makes no provision for income taxes in its financial statements. The Company’s taxable income or loss is reportable by its members.

The Company follows the provisions pertaining to uncertain tax positions of Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 740, Income Taxes, and has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

Advertising—The Company expenses advertising costs as incurred.

Environmental costs—The Property contains asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations. As certain demolition of the space occurs, environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, the Company is unable to reasonably estimate the fair value of this obligation. Asbestos abatement costs are charged to expense as incurred.

Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company regards the allowance for uncollectible rent (including unbilled rent receivable) as being particularly sensitive. Further, when subtenants experience financial difficulties, uncertainties associated with assessing the recoverability of subtenant improvements and leasing commissions increase.

Other items subject to such estimates and assumptions include the determination of the useful life of real estate and other long-term assets as well as the valuation and impairment analysis of real property and other long-lived assets.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

Recently adopted accounting pronouncements—In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and requires disclosure of details of significant asset or liability transfers in and out of Level 1 and Level 2 measurements within the fair value hierarchy and inclusion of gross purchases, sales, issuances, and settlements in the rollforward of assets and liabilities valued using Level 3 inputs within the fair value hierarchy. The guidance also clarifies and expands existing disclosure requirements related to the disaggregation of fair value disclosures and inputs used in arriving at fair values for assets and liabilities using Level 2 and Level 3 inputs within the fair value hierarchy. These disclosure requirements were effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of this guidance on January 1, 2010, excluding the Level 3 rollforward, did not result in additional disclosures in the financial statements. The gross presentation of the Level 3 rollforward is required for interim and annual reporting periods beginning after December 15, 2010. The adoption of this pronouncement did not have a material impact on the Company’s financial statements.

LINCOLN BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

New accounting pronouncements not yet adopted—In May 2011 the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. In accordance with the guidance, the Company requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. For non-public companies, ASU No. 2011-04 is effective for annual periods beginning on or after December 15, 2012. The adoption of this update on January 1, 2012 is not expected to have a material impact on our financial statements.

In September 2011, the FASB issued ASU 2011-9, Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan. The ASU requires substantially more disclosures regarding the multiemployer plan the Company participates in, the nature of the Company’s commitment to the plan and other disclosures. The current recognition and measurement guidance is unchanged. The Company is evaluating the disclosures required under the ASU. For non-public companies this ASU is effective for annual periods for fiscal years ending after December 31, 2012.

Subsequent events—The Company has evaluated events and transactions for potential recognition or disclosure through April 11, 2012, the date the financial statements were available to be issued.

3.	Members’ Equity

Profits, losses and distributions are allocated to the members pursuant to the Company’s Operating Agreement.

4.	Deferred Charges

Deferred charges consist of the following as of December 31, 2011 and 2010:

	2011	2010
Leasing commissions	$11,453,706	$9,974,766
Leasing costs	62,525	62,525
Other deferred costs	2,030,749	454,278

	13,546,980	10,491,569
Less accumulated amortization	(3,711,419)	(2,499,263)

Total	$9,835,561	$7,992,306

5.	Related Party Transactions

The Company has entered into a lease agreement with 60 East 42nd St. Associates L.L.C. (the “Lessor”) which is currently set to expire on September 30, 2033. The Company (the “Lessee”) may terminate the lease on 60 days prior written notice without any further liability.

LINCOLN BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

5.	Related Party Transactions (continued)

The lease provides for an annual basic rent equal to the sum of the constant annual mortgage charges incurred on all mortgages by the Lessor (excluding any balloon principal payment due at maturity), plus $24,000.

The lease also provides for additional rent, as follows:

1)	Additional rent equal to the first $1,053,804 of Lessee’s net operating income, as defined, in each lease year.

2)	Further additional rent equal to 50% of the Lessee’s remaining net operating income, as defined, in each lease year.

The lease further provides for recoupment by the Lessee of advances in future lease years resulting from any overpayment of additional rent in any year.

In addition to the above, the Lessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident.

Further additional rent expense is recognized prior to the end of the lease year based on net operating income earned to date, provided it is probable that the Company will generate net operating income for the lease year in such amount as to obligate the Company to pay further additional rent. In the event it becomes probable that net operating income for the lease year will be insufficient to require the payment of further additional rent, any previously recorded further additional rent would be reversed into income. As of December 31, 2011 and 2010, accrued further additional rent attributable to the lease years ending September 30, 2012 and 2011, was $481,931 and $770,987, respectively.

During 1999, the Company and the Lessor entered into a building improvements program (the “Program”) whereby the Lessor would obtain financing to fund improvements to the Property. To induce the Company to approve the Program, the Lessor agreed to grant the Company, upon completion of the Program, the right to further extensions of the lease to 2083. In accordance with the 2004 consent program, the Program was further increased to up to $100,000,000. Such increase would extend the lease beyond 2083, based on the net present benefit to the Lessor of the improvements made. On November 29, 2004, Lessor obtained a new first mortgage of $84,000,000 (the “Lessor’s Loan”), of which $40,000,000 was used to repay the existing first and second mortgages. On November 5, 2009, Lessor obtained an additional mortgage financing of $16,000,000 (the “Lessor’s Second Loan”). The balance of the Lessor’s Loan and the proceeds of the Lessor’s Second Loan will be used to complete currently estimated costs for existing and additional improvements, including subtenant installation and leasing commissions.

The Company is financing the Program and billing the Lessor for the costs incurred. The Program (1) grants the ownership of the improvements to the Lessor and acknowledges the Lessor’s intention to finance them through an increase in the fee mortgage, and (2) allows for the increased mortgage charges to be paid by the Lessor from an equivalent increase in the basic rent paid by the Company. Since any further additional rent will be decreased by one-half of that amount, the net effect is to have the Company and the Lessor share the costs of the Program equally, assuming the Company continues to be obligated to pay further additional rent. At December 31, 2011 and 2010, the Company recorded a receivable of $369,811 and $732,045, respectively, from the Lessor for costs incurred by the Company under the Program.

The Lessor’s Loan is scheduled to mature on November 5, 2014. The Lessor’s Loan bears interest at 5.34% per annum, payable monthly in arrears. Commencing August 5, 2007, the Lessor’s Loan requires

LINCOLN BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

5.	Related Party Transactions (continued)

equal monthly payments of $507,838 applied first to interest at 5.34% per annum, and then principal based on a 25-year amortization period. No prepayment fee shall be due if the Lessor’s Loan is prepaid during the final 60 days prior to the maturity date.

The Lessor’s Second Loan is scheduled to mature on November 5, 2014 and bears interest at 7% per annum. The Lessor’s Second Loan requires equal monthly payments of $113,085 applied first to interest at 7% per annum, and then principal based on a 25-year amortization period. No prepayment fee shall be due if the Lessor’s Second Loan is prepaid during the final 60 days prior to the maturity date.

In connection with the Lessor’s mortgage Loans, the Company has assigned all subleases and rents to the lender as additional collateral.

The following is a schedule of future minimum rental payments annual base rent as of December 31, 2011 (based on the current amount of the Lessor’s outstanding mortgage obligations and assuming the Company does not surrender the lease):

Years ending December 31,
2012	$7,480,000
2013	7,480,000
2014	6,230,000	*
2015	24,000	*
2016	24,000	*
Thereafter	402,000	*

	$21,640,000

*	The Lessor intends to refinance the existing mortgages which mature on November 5, 2014. In accordance with the Ninth Lease Modification Agreement, basic rent will increase to include the required debt service on the refinanced mortgages. The above table does not reflect the additional basic rent that will result after November 2014 from the refinanced debt.

As of December 31, 2011 and 2010, the Lessor had incurred costs related to the Program of approximately $74,300,000 and $71,600,000, respectively, and estimates that costs upon completion will be approximately $100,000,000. The Lessor has funded and capitalized leasing commissions totaling $4,109,821 at both December 31, 2011 and 2010.

Supervisory and other services are provided to the Company by its Supervisor, Malkin Holdings LLC (“Malkin Holdings”), a related party. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Fees and payments to Malkin Holdings LLC are as follows:

	Years Ended December 31,
	2011		2010
Basic supervisory fees	$389,251		$383,000
Offering costs for work done by employees of the Supervisor	214,266	*	52,066	*
Service fee on investment income	78		99
Profits interest	260,004		460,004

Total	$863,599		$895,169

*	Included in professional fees in the Statements of Income.

LINCOLN BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

5.	Related Party Transactions (continued)

Malkin Holdings receives an additional payment from the Company equal to 10% of distributions in excess of $400,000 a year. For tax purposes such additional payment is treated as a profits interest and Malkin Holdings is treated as a member. Distributions in respect of Malkin Holdings’ profits interest totaled $260,004 and $460,004 for the years ended December 31, 2011 and 2010, respectively. In addition, other fees and disbursements to Malkin Holdings were $228,068 and $78,554 for the years ended December 31, 2011 and 2010, respectively. The distributions are paid from a cash account held by Malkin Holdings. That account is reflected on the balance sheets as “Due from Supervisor.” The balance at December 31, 2010 includes a deposit in transit of $900,000.

For administration and investment of the Company’s supervisory account, Malkin Holdings has earned since 1978 a service fee of 10% of the account interest (an annual fee currently less than 0.1% of the account balance), which fee totaled $78 and $99 for the years ended December 31, 2011 and 2010, respectively.

Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from the Lessor a basic annual fee and a fee based on distributions to its investors which totaled $7,380 in 2011 and zero in 2010. Beneficial interests in the Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Through December 31, 2011, the Company has incurred an aggregate of $2,030,749 (of which $1,576,471 and $454,278 is related to the years ended December 31, 2011 and 2010, respectively) to reimburse Malkin Holdings for third-party fees it had advanced pertaining to certain matters regarding a course of action that could result in the Company becoming part of a newly formed public real estate investment trust (REIT). Such fees are to be borne entirely by the Company and are not shared indirectly with the Lessor through Additional Rent deductions. These fees were capitalized by the Company and included as part of deferred charges and other deferred costs.

Malkin Holdings is a tenant of the Company at the Property. Its office lease was renewed prior to 2008-2009 expiration for a ten-year term from October 2006 through September 2016. The new rent, which is roughly equivalent to the then current, fully escalated rental rate, was determined by taking a recent transaction at the Property and reducing the rent by the costs not incurred by the Company in the Malkin Holdings renewal (as the Malkin Holdings renewal involves no free rent, base building work, tenant installation allowance, or commission paid to any broker). Malkin Holdings also surrendered its semi-annual cancellation right until October 2009, thereby reducing the Property’s substantial rollover exposure in 2007 through April 2009. Electricity is now billed to Malkin Holdings via sub meter, consistent with other full floor tenants.

Rent payments (including escalations and expense reimbursements) made by Malkin Holdings totaled $1,037,398 and $1,010,435 for the years ended December 31, 2011 and 2010, respectively.

Peter L. Malkin, a member of Malkin Holdings LLC, was elected to the Board of the Grand Central Partnership, Inc. for a two-year term commencing January 1, 2007 and re-elected for additional two-year terms through December 31, 2012. The Grand Central Partnership, Inc. is a month-to-month tenant in the Property commencing March 1, 1998 for 206 rentable square feet at an annual rental of $1,200. The lease to the Grand Central Partnership, Inc. is on the same terms and conditions as other space it had previously occupied in the building under a lease dated July 24, 1997.

LINCOLN BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

6.	Rental Income Under Operating Subleases

Future minimum rentals to be received, assuming neither renewals nor extensions of subleases which may expire during the periods, on noncancelable operating subleases in effect at December 31, 2011 are as follows:

Years ending December 31,
2012	$44,646,000
2013	38,464,000
2014	32,506,000
2015	26,258,000
2016	22,843,000
Thereafter	81,237,000

$245,954,000

The above table includes $3,763,000 from Malkin Holdings LLC.

7.	Management Fee

The Company has engaged Newmark Knight Frank to lease and manage the Property. Pursuant to the management agreement, the management fee is equal to 1% of total collected proceeds per month with a cap of $350,000 per annum (which is reduced by the service fee on interest income earned on tenants’ security deposits). For the years ended December 31, 2011 and 2010, the management fee totaled $293,018 and $309,024, respectively.

A portion of the Company’s cash is held in accounts in the custody of the managing agent. These amounts are included in the accompanying balance sheets as “Restricted cash—managing agent.”

8.	Multiemployer Pension Plan

In connection with the Company’s collective-bargaining agreements with the Service Employees Janitorial Union—Local 32B-32J and the Central Pension Fund—Local 94, the Company participates with other companies in two defined benefit pension plans. The plans cover all of the Company’s janitorial and engineering employees who are members of the union. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. The Company incurred pension expense (which is included in payroll and related costs) of approximately $236,000 and $224,000 for the years ended December 31, 2011 and 2010, respectively.

Under the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal from or termination of a multiemployer plan for its proportionate share of the plan’s unfunded vested benefits liability. Management has no intention of undertaking any action which could subject the Company to the obligation.

9.	Subsequent Events

Five putative class actions have been brought by participants in Empire State Building Associates L.L.C. and several other entities supervised by Malkin Holdings that own fee or leasehold interests in various properties located in New York City (which were filed March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012

LINCOLN BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

9.	Subsequent Events (continued)

and March 19, 2012) (the “Class Actions”). As now pending in New York State Supreme Court, New York County, each Class Action challenges the proposed consolidation of those and other properties supervised by Malkin Holdings into a real estate investment trust (the “REIT”) and the initial public offering of shares in Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a REIT. The plaintiffs assert claims against Malkin Holdings, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, Empire State Realty OP, L.P., and the REIT (“Defendants”) for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the participants, the consolidation provides excessive benefits to Malkin Holdings and its affiliates and the prospectus/consent solicitation statement which is part of the registration statement on Form S-4 relating to the consolidation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. Defendants intend to consent to consolidation, and have no position with respect to appointment of co-lead counsel.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, the company may incur costs associated with defending or settling such litigation or paying any judgment if Defendants lose. In addition, the company may be required to pay damage awards or settlements. At this time, the company cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on the company’s financial statements. Defendants believe the Class Actions are baseless and intend to defend them vigorously.

There is a risk that other third parties will assert claims against the Defendants or the supervisor relating to this transaction, including, without limitation, that the supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the Defendants.

60 East 42nd St. Associates L.L.C.

(A Limited Liability Company)

Condensed Balance Sheets

(Unaudited)

	March 31,2012	December 31, 2011
Assets
Real estate:
Building	$16,960,000	$16,960,000
Less: accumulated depreciation	(16,960,000)	(16,960,000)

	—	—

Building improvements and equipment	67,249,293	66,940,647
Less: accumulated depreciation	(12,617,413)	(12,187,313)

	54,631,880	54,753,334

Tenant improvements	5,870,165	5,793,417
Less: accumulated depreciation	(1,609,769)	(1,386,473)

	4,260,396	4,406,944

Land	7,240,000	7,240,000

Total real estate, net	66,132,276	66,400,278

Cash and cash equivalents	8,443,362	10,466,377
Due from Supervisor	87,202	87,202
Other receivable	3,357	3,357
Deferred costs	2,432,116	2,140,059
Leasing costs, less accumulated amortization of $1,522,605 in 2012 and $1,444,673 in 2011	1,185,885	1,066,705
Mortgage refinancing costs, less accumulated amortization of $1,916,135 in 2012 and $1,825,231 in 2011	957,497	1,048,401

Total assets	$79,241,695	$81,212,379

Liabilities and members’ deficiency
Liabilities:
Mortgages payable	$90,898,304	$91,478,304
Accrued mortgage interest	425,802	428,479
Accrued supervisory fees, a related party	—	81,265
Payable to Lessee, a related party	952,710	720,066
Due to Supervisor	166,524	922,728
Accrued expenses	5,634	422,996

Total liabilities	92,448,974	94,053,838
Commitments and contingencies	—	—
Members’ deficiency (at March 31, 2012 and December 31, 2011, there were 700 units (at $10,000 per unit) of participation units outstanding)	(13,207,279)	(12,841,459)

Total liabilities and members’ deficiency	$79,241,695	$81,212,379

See notes to the condensed financial statements.

60 East 42nd St. Associates L.L.C.

(A Limited Liability Company)

Condensed Statements of Operations

(Unaudited)

	For the Three Months Ended March 31,
	2012	2011
Revenue:
Basic rent income, from a related party	$1,868,595	$1,868,514
Advances of additional rent income, from a related party	263,450	263,450

Total rent income	2,132,045	2,131,964
Dividend income	223	280

Total revenue	2,132,268	2,132,244

Expenses:
Interest on mortgages	1,370,996	1,402,306
Supervisory services, a related party	48,478	46,845
Depreciation of building and tenant improvements and equipment	653,396	633,448
Amortization of leasing costs	77,933	79,960
Professional fees, including amounts to a related party	85,680	50,868

Total expenses	2,236,483	2,213,427

Net Loss	($104,215)	($81,183)

Income (loss) per $10,000 participation unit, based on 700 participation units outstanding during each period	($148.88)	($115.98)

Distributions per $10,000 participation unit consisted of the following:
Income	$0	$0
Return of capital	373.72	373.72

Total distributions	$373.72	$373.72

See notes to the condensed financial statements.

60 East 42nd St. Associates L.L.C.

(A Limited Liability Company)

Condensed Statement of Members’ Deficiency

(Unaudited)

	For the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011
Members’ deficiency:
January 1, 2012	$(12,841,459)
January 1, 2011		$(14,441,029)
Add net income (loss):
January 1, 2012 through March 31, 2012	(104,215)
January 1, 2011 through December 31, 2011		2,645,990

	(12,945,674)	(11,795,039)

Less distributions:
Monthly distributions:
January 1, 2012 through March 31, 2012	261,605
January 1, 2011 through December 31, 2011		1,046,420

Total distributions	261,605	1,046,420

Members’ deficiency at the end of the period:	$(13,207,279)	$(12,841,459)

See notes to the condensed financial statements.

60 East 42nd St. Associates L.L.C.

(A Limited Liability Company)

Condensed Statements of Cash Flows

(Unaudited)

	For the Three Months Ended March 31, 2012	For the Three Month Ended March 31, 2011
Cash flows from operating activities:
Net loss	($104,215)	($81,183)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of building and tenant improvements and equipment	653,396	633,448
Amortization of leasing costs	77,933	79,960
Amortization of mortgage refinancing costs	90,904	90,903
Changes in operating assets and liabilities:
Due to Supervisor	184,350	(43,555)
Decrease in accrued expenses	(396,362)	(149,482)
Increase (decrease) in accrued supervisory fees, to a related party	(81,265)	39,000
Decrease in accrued mortgage interest	(2,677)	—

Net cash (used in) provided by operating activities	422,064	569,091

Cash flows from investing activities:
Purchase of building improvements and equipment	—	(587,140)
Purchase of tenant improvements	—	(195,101)
(Decrease) increase in payable to Lessee	—	782,329

Net cash (used in) provided by investing activities	—	88

Cash flows from financing activities:
Repayment of mortgages payable	(580,000)	(548,835)
Distributions to Participants	(261,605)	(261,605)
Deferred costs	(1,603,474)	(141,006)

Net cash used in financing activities	(2,445,079)	(951,446)

Net decrease in cash and cash equivalents	(2,023,015)	(382,267)
Cash and cash equivalents, beginning of period	10,466,377	11,555,334

Cash and cash equivalents, end of period	$8,443,362	$11,173,067

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,282,769	$1,313,934

Net cash used in investing activities excludes increase of $385,394 in payable to lessee for the period ended March 31, 2012.
Net cash used in financing activities excludes a decrease of $1,311,417 in Due to Supervisor for the period ended March 31, 2012.

See notes to the condensed financial statements.

Notes to Condensed Financial Statements (Unaudited)

Note A Interim Period Reporting

In the opinion of management, the accompanying unaudited condensed financial statements of 60 East 42nd St. Associates L.L.C. (“Registrant”) reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of Registrant as of March 31, 2012 and its results of operations and cash flows for the three months ended March 31, 2012 and 2011. Information included in the condensed balance sheet as of December 31, 2011 has been derived from the audited balance sheet included in Registrant’s Form 10-K for the year ended December 31, 2011 (the “10-K”) previously filed with the Securities and Exchange Commission (the “SEC”). Pursuant to rules and regulations of the SEC, certain information and disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year. Accordingly, these unaudited condensed financial statements should be read in conjunction with the financial statements and notes thereto and the other information contained in the 10-K. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results to be expected for any interim period or the full year.

Note B Organization

Registrant was originally organized as a partnership on September 25, 1958. On October 1, 1958, Registrant acquired fee title to One Grand Central Place (the “Building”), formerly known as the Lincoln Building, at the address 60 East 42nd Street, New York, New York and the land there under (the “Property”). On November 28, 2001, Registrant converted to a limited liability company under New York law and is now known as 60 East 42nd St. Associates L.L.C. The conversion did not change any aspect of the assets and operations of Registrant other than to protect its participants from liability to third parties. Registrant’s members (“Members”) are Peter L. Malkin and Anthony E. Malkin (collectively, the “Agents”), each of whom also acts as an agent for holders of participations in his respective member interest in Registrant (the “Participants”). The Members in Registrant hold senior positions at Malkin Holdings LLC (“Malkin Holdings” or “Supervisor”), One Grand Central Place, 60 East 42nd Street, New York, New York, which provides supervisory and other services to Registrant and to Lessee. See Note E below.

Note C Lease

Registrant does not operate the Property. Registrant leases the Property to Lincoln Building Associates L.L.C. (“Lessee”) pursuant to an operating lease as modified (the “Lease”), which is currently set to expire on September 30, 2033. Lessee is a New York limited liability company whose members consist of, among others, entities for the benefit of members of Peter L. Malkin’s family.

The Lease provides that Lessee is required to pay to Registrant as follows:

(i) annual basic rent (“Basic Rent”) equal to the sum of $24,000 plus the constant annual mortgage charges on all mortgages. In accordance with the Ninth Lease Modification Agreement dated November 5, 2009, Basic Rent was increased to cover debt service on a $100,000,000 mortgage. See Note D. Basic Rent will be increased or decreased upon the refinancing of the mortgages provided that the aggregate principal balance of all mortgages now or hereafter placed on the Property does not exceed $100,000,000 plus refinancing costs.

(ii) additional rent (“Additional Rent”) equal to, on an annual basis, the lesser of (x) Lessee’s net operating income (as defined) for the lease year ending September 30 or (y) $1,053,800 ($87,817 per month) and further additional rent (“Further Additional Rent”) equal to 50% of any remaining balance of Lessee’s net operating income for such lease year. Lessee has no obligation to make any payment of Additional Rent or Further Additional Rent until after Lessee has recouped any cumulative operating loss accruing from and after September 30, 1977. There is currently no accumulated operating loss against which to offset payment of Additional Rent or Further Additional Rent.

Notes to Condensed Financial Statements (Unaudited) (continued)

The Lease also requires an advance against Additional Rent equal to, on an annual basis, the lesser of (x) Lessee’s net operating income for the preceding lease year or (y) $1,053,800 which is recorded in revenue in monthly installments of $87,817, which, in the latter amount, will permit basic distributions to Participants at an annual rate of approximately 14.95% per annum on their original and remaining cash investment of $7,000,000 in Registrant; provided, however, if such advances exceed Lessee’s net operating income for any lease year, advances otherwise required during the subsequent lease year shall be reduced by an amount equal to such excess until Lessee shall have recovered, through retention of net operating income, the full amount of such excess. After the Participants have received distributions equal to a return of 14% per annum, $7,380 is paid to Supervisor from the advances against Additional Rent.

Lessee is required to make an annual payment to Registrant of Further Additional Rent, which, as explained above, is the amount representing 50% of the remaining net operating income reported by Lessee for the lease year ending September 30th after deducting the advance against Additional Rent. The Lease requires that the report be delivered by Lessee to Registrant annually within 60 days after the end of each such lease year. Since it is not practical to estimate Further Additional Rent for the lease year ending on September 30th which would be allocable to the first nine months of the lease year until Lessee, pursuant to the Lease, renders to Registrant a report on the operation of the Property. Registrant recognizes Further Additional Rent when earned from the Lessee at the close of the lease year ending September 30th and records such amount in revenue during the three months ended September 30th.

Rent income, earned from a related party, was $2,132,045 and $2,131,964 for the quarter ended March 31, 2012 and 2011, respectively.

For the lease year ended September 30, 2011, Lessee reported net operating income of $7,225,766. Lessee paid advances against Additional Rent of $1,053,800 for that lease year prior to September 30, 2011 and Further Additional Rent of $3,085,983 subsequent to September 30, 2011. The Further Additional Rent of $3,085,983 represents 50% of the excess of the Lessee’s net operating income of $7,225,766 over $1,053,800. During November 2011 Registrant did not make any additional distribution of Further Additional Rent received for the lease year ending September 30, 2011 to Participants as such amount was required for (i) fees relating to a proposed consolidation of Registrant, other public and private entities supervised by Malkin Holdings and Malkin Holdings and certain affiliated management companies into Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a REIT, (ii) the increase in the supervisory fee to Supervisor, (iii) accounting fees, (iv) the New York State annual filing fee, and (v) general contingencies.

The Supervisor of the Registrant has filed a registration statement on Form S-4 for the solicitation of consents of the Participants in the Registrant and other public limited liability companies supervised by the Supervisor to a consolidation transaction. In such consolidation, (x) the property interests of the Registrant, such other public limited liability companies and certain private entities supervised by the Supervisor, and (y) the Supervisor and certain affiliated management companies will be contributed to the operating partnership of a newly organized publicly traded real estate investment trust.

Consents are required from Participants in the Registrant and such other public limited liability companies for them to contribute their interests in the consolidation, and the solicitation of such consents will not commence until the SEC declares effective the registration statement on Form S-4. Consents have been obtained from participants in the private entities and the Supervisor and certain affiliated companies and affiliates of the Supervisor for them to make such contribution.

The consideration to be paid to the contributing companies and entities in the consolidation will be allocated in accordance with exchange values determined based on appraisals by an independent third party. Such method of allocation has been approved by the Lessee. Based on the preliminary exchange values, if the consolidation

Notes to Condensed Financial Statements (Unaudited) (continued)

proposal is approved by the Registrant’s Participants, the consideration with respect to One Grand Central Place will be allocated approximately 50% to the Registrant and 50% to the Lessee, which the Supervisor believes is in accordance with the historical treatment of the Registrant and the Lessee.

Note D Mortgages Payable

On November 29, 2004, a new first mortgage (“Mortgage”) was placed on the Property in the amount of $84,000,000 with Prudential Insurance Company of America to provide financing for the improvement program described below. At closing, $49,000,000 was drawn to pay off the former first mortgage with Morgan Guaranty Trust Company in the amount of $12,020,814 and the second mortgage in the amount of $27,979,186 with Emigrant Savings Bank. The remaining $35,000,000 available under the Mortgage was drawn on various dates through July 5, 2007. The proceeds of $49,000,000 drawn at closing and all subsequent draws have been used to pay for refinancing costs and capital improvements as needed. The initial draw of $49,000,000 and all subsequent draws required constant equal monthly payments of interest only, at the rate of 5.34% per annum, until July 5, 2007. Commencing August 5, 2007, Registrant is required to make equal monthly payments of $507,838 applied to interest and then principal calculated on a 25-year amortization schedule. The entire $84,000,000 has been drawn and at March 31, 2012 the balance is $75,497,177. The Senior Mortgage matures on November 5, 2014 at which time the principal balance will be $69,797,589.

On November 5, 2009 Registrant took out an additional $16,000,000 loan with Prudential Insurance Company of America secured by a second mortgage on the Property, subordinate to the first mortgage and to be used for capital improvements. The loan requires payments of interest at 7% per annum and principal in the aggregate amount of $113,085 calculated on a 25-year amortization schedule and is co-terminus with the first mortgage. At March 31, 2012, the balance is 15,401,127. The mortgage matures on November 5, 2014 at which time the principal balance will be $14,613,782.

The mortgage loans may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There is no prepayment penalty if the mortgages are paid in full during the last 60 days of the term.

The estimated fair value of Registrant’s mortgage debt based on available market information is approximately $95,638,984 as of March 31, 2012. The fair value of borrowings is estimated by discounting the future cash flows using current interest rates at which similar borrowings could be made by us.

As of March 31, 2012, mortgage financing costs of $2,873,632 were capitalized by Registrant and are being amortized ratably over the terms of the mortgages.

In 1999, the Participants of Registrant and the members in Lessee consented to a building improvements program (the “Program”) estimated to cost approximately $22,800,000. In 2000, the Participants of Registrant and members in Lessee approved an increase in the Program from $22,800,000 to approximately $28,000,000 under substantially the same conditions as had previously been approved. To induce the Lessee to approve the Program, Registrant authorized the Agents to grant to the Lessee, upon completion of the Program, the right to further extensions of the Lease to 2083. The Program was further increased in 2004 to up to $100,000,000. Such increase is expected to permit extending the Lease beyond 2083, based on the net present benefit to Registrant of the improvements made. The granting of such Lease extension rights upon completion of the Program is expected to trigger a New York State Transfer Tax under current tax rules, which will be paid from mortgage proceeds and/or the Lessee’s operating cash flow. As of March 31, 2012, Registrant had incurred costs related to the Program of $74,693,593 and estimates that the Program upon completion will be approximately $100,000,000 including sprinkler work, required to be completed by 2019. The Participants of Registrant and the members in Lessee had approved increased refinancing of $16,000,000 from the total of $84,000,000 provided

Notes to Condensed Financial Statements (Unaudited) (continued)

by the Mortgage to up to $100,000,000. As noted above, the additional $16,000,000 financing closed on November 5, 2009. Costs of the Program in excess of financing, if applicable, will be funded out of Lessee’s operating cash flow. Amounts Payable to Lessee related to the program were $952,710 (of which $197,113 relate to unpaid leasing costs) and $720,066 as of March 31, 2012 and December 31, 2011, respectively.

Note E Supervisory Services

Registrant pays Supervisor for supervisory services and disbursements. The basic fee (the Basic Payment”) has been payable at the rate of $24,000 per annum, payable $2,000 per month, since October 1, 1958. The Basic Payment was increased, with the approval of the Agents, by an amount equal to the increase in the consumer price index since such date, resulting in an increase in the Basic Payment to $180,000 per annum effective July 1, 2010 to be adjusted annually for any subsequent increase in the Consumer Price Index. The fee is payable (i) not less than $2,000 per month and (ii) the balance out of available reserves from Further Additional Rent. If Further Additional Rent is insufficient to pay such balance, any deficiency shall be payable in the next year in which Further Additional Rent is sufficient. The Agents also approved payment by Registrant, effective July 1, 2010, of the expenses in connection with regular accounting services related to maintenance of Registrant’s books and records. Such expenses were previously paid by Supervisor.

The basic supervisory services provided to Registrant by Supervisor include, but are not limited to, maintaining all of its entity and Participant records, performing physical inspections of the Building, providing or coordinating certain counsel services to Registrant, reviewing insurance coverage and conducting annual supervisory review meetings, receipt of monthly rent from Lessee, payment of monthly and additional distributions to the Participants, payment of all other disbursements, confirmation of the payment of real estate taxes, active review of financial statements submitted to Registrant by Lessee and financial statements audited by and tax information prepared by Registrant’s independent registered public accounting firm, and distribution of related materials to the Participants. Supervisor also prepares quarterly, annual and other periodic filings with the SEC and applicable state authorities.

Accrued supervisory fees, to a related party, are $0 and $81,265 at March 31,2012 and December 31, 2011, respectively.

Registrant pays Supervisor for other services at hourly rates. Pursuant to the fee arrangements described herein, Registrant incurred supervisory service fees of $48,478 for the three-month period ended March 31, 2012. Supervisory fees were $46,845 for the three-month period ended March 31, 2011. No remuneration was paid during the three-month periods ended March 31, 2012 and 2011 by Registrant to any of the Members.

Supervisor also receives a payment (“Additional Payment”) equal to 10% of all distributions to Participants in Registrant in excess of 14% per annum on their remaining cash investment in Registrant (which remaining cash investment at March 31, 2012 was equal to the Participants’ original cash investment of $7,000,000). For tax purposes, such Additional Payment is recognized as a profits interest, and the Supervisor is treated as a partner, all without modifying each Participant’s distributive share of reportable income and cash distribution. Supervisor receives $7,380 a year as an advance against the Additional Payment, which Registrant expenses monthly. Distributions are paid from a cash account held by Supervisor. That account is included in the condensed Balance Sheets as “Due from Supervisor.” The funds of $87,202 at March 31, 2012 and December 31, 2011 were paid to participants on April 1, 2012 and January 1, 2012, respectively.

Reference is made to Note C above for a description of the terms of the Lease between Registrant and Lessee. As of March 31, 2012, entities for the benefit of Peter L. Malkin’s family own member interests in Lessee. The respective interests of the Members in Registrant and Lessee arise solely from ownership of their respective Participations in Registrant and, in the case of Peter L. Malkin, his individual ownership of a member

Notes to Condensed Financial Statements (Unaudited) (continued)

interest in Lessee. The Members as such receive no extra or special benefit not shared on a pro rata basis with all other Participants in Registrant or members in Lessee. However, all of the Members hold senior positions at Supervisor (which supervises Registrant and Lessee) and, by reason of their positions at Supervisor, may receive income attributable to supervisory or other remuneration paid to Supervisor by Registrant and Lessee.

Note F Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure.

Note G Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, Financial Accounting Standards Board guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

We use the following methods and assumptions in estimating fair value disclosures for financial instruments.

Cash and cash equivalents, due from supervisor, other receivable, accrued mortgage interest, accrued supervisory fees, a related party, payable to lessee, a related party, due to supervisor, and accrued expenses: The carrying amount of cash and cash equivalents, due from supervisor, other receivable, accrued mortgage interest, accrued supervisory fees, a related party, payable to lessee, a related party, due to supervisor, and accrued expenses reported in our Condensed Balance Sheets approximates fair value due to the short maturity of these instruments.

Mortgages payable: The fair value of borrowings is estimated by discounting the future cash flows using current interest rates at which similar borrowings could be made to us.

The methodologies used for valuing financial instruments have been categorized into three broad levels as follows:

Level 1—Quoted prices in active markets for identical instruments.

Level 2—Valuations based principally on other observable market parameters, including:

Quoted prices in active markets for similar instruments;

Quoted prices in less active or inactive markets for identical or similar instruments;

Other observable inputs (such as risk free interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates); and

Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3—Valuations based significantly on unobservable inputs.

Valuations based on third-party indications (broker quotes or counterparty quotes) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.

Valuations based on internal models with significant unobservable inputs.

Notes to Condensed Financial Statements (Unaudited) (continued)

These levels form a hierarchy. We follow this hierarchy for our financial instruments measured at fair value on a recurring and nonrecurring basis and other required fair value disclosures. The classifications are based on the lowest level of input that is significant to the fair value measurement.

Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies as discussed in Fair Value Measurements. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The mortgages payable had an estimated fair value based on discounted cash flow models, based on Level 3 inputs, of approximately $95,638,984, compared to the book value of the related debt of $90,898,304, at March 31, 2012.

Disclosure about fair value of financial instruments is based on pertinent information available to us as of March 31, 2012. Although we are not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Note H Offering Costs

Through March 31, 2012, we have incurred external offering costs of $2,432,116, of which we have incurred $292,057 and $141,006 for the three month periods ended March 31, 2012 and 2011, respectively, and are reflected as deferred costs on Registrant’s Condensed Balance Sheets. Such costs are comprised of accounting fees, legal fees, and other professional fees. Such costs have been deferred and shall be recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. $145,524 of these costs are in Due to Supervisor at March 31, 2012. Additional offering costs for work done by employees of the Supervisor of $49,099 and $29,118 for the quarter ended March 31, 2012 and 2011, respectively, were incurred and advanced by the Supervisor and have been reimbursed to the Supervisor by the entities to be included in the consolidation.

250 West 57th Street Associates L.L.C.

Summary Financial Data

(Unaudited and in thousands, except units and per unit data)

	Three Months Ended March 31,		Year Ended December 31,
	Historical		Historical
	2012	2011	2011	2010	2009	2008	2007
Statement of Operations Data:
Income
Rental Revenue	$866	$818	$3,289	$3,272	$3,168	$2,730	$2,554
Additional rent	188	188	5,102	5,833	5,533	3,709	4,034
Dividend and interest income	—	—	1	1	6	82	112

Total Income:	1,054	1,006	8,392	9,106	8,707	6,521	6,700

Expenses
Leasehold rent	—	—	—	—	—	—	—
Interest on leasehold mortgage	684	649	2,594	2,629	2,467	2,206	2,062
Professional fees	54	33	225	92	38	40	65
Supervisory services	31	31	409	524	525	363	370
Depreciation and amortization	455	416	1,694	1,190	1,069	1,009	978
Miscellaneous	3	—	9	4	3	—	1

Total Expenses	1,227	1,129	4,931	4,439	4,102	3,618	3,476
NET INCOME (LOSS)	$(173)	$(123)	$3,461	$4,667	$4,605	$2,903	$3,224

Balance Sheet Data (at period end):
Net real estate	$39,727	$36,974	$39,152	$35,895	$33,871	$31,503	$31,945
Total assets	45,272	40,656	44,300	39,716	38,159	36,746	39,175
Notes and loans payable	44,682	40,675	44,936	40,915	41,842	39,672	37,302
Total liabilities	50,267	45,780	48,943	44,537	43,031	41,321	43,202
Owners’ equity	(4,995)	(5,124)	(4,643)	(4,821)	(4,872)	(4,575)	(4,027)
Total liabilities and owners equity	45,272	40,656	44,300	39,716	38,159	36,746	39,175

Other Data:
Cash flows from:
Operating activities	$259	$213	$5,526	$6,357	$5,600	$4,299	$4,273
Investing activities	$17	$87	$(4,641)	$(1,003)	$(3,479)	$(3,123)	$(2,182)
Financing activities	$(630)	$(481)	$(73)	$(5,735)	$(3,739)	$(2,856)	$1,824

Other Data:
Ratio of earnings to fixed charges	0.75	0.81	2.33	2.78	2.87	2.32	2.56
Cash and cash equivalents	$1,971	$1,332	$2,325	$1,513	$1,894	$3,512	$5,191
Total assets at the exchange value (based on the appraisal by the independent valuer)		—	—	—	—	—	—
Net increase (decrease) in cash and cash equivalents	$(354)	$(181)	$812	$(381)	$(1,618)	$(1,680)	$3,915
Distributions	$180	$180	$3,283	$4,616	$4,903	$3,450	$3,506

Per unit data
Net income	$(48)	$(34)	$961	$1,296	$1,279	$806	$896
Book value	$(1,388)	$(1,423)	$(1,290)	$(1,339)	$(1,353)	$(1,271)	$(1,119)
Exchange value	$35,722
Distributions *	$50	$50	$912	$1,282	$1,362	$958	$974
From operations	—		$912	$1,282	$1,279	$806	$896
Return of capital	$50	$50	$—	$—	$83	$152	$78

Unit size	$1,000
Original Investment	$3,600,000

The information per $1,000, except for the exchange value, is based on the original invested capital or percentage interest of all participants, without allocating those amounts among holders of each group of participation interests and without taking into account the effect of overrides.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations.

Forward-Looking Statements

Readers of this discussion are advised that the discussion should be read in conjunction with the financial statements of 250 West 57th St. Associates L.L.C. (“Associates”) (including related notes thereto) appearing elsewhere in this prospectus/consent solicitation. Certain statements in this discussion may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect Associates’ current expectations regarding future results of operations, economic performance, financial condition and achievements of Associates, and do not relate strictly to historical or current facts. Associates has tried, wherever possible, to identify these forward-looking statements by using words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” or words of similar meaning.

Although Associates believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which may cause the actual results to differ materially from those anticipated in the forward looking statements. Such factors include, but are not limited to, the following: general economic and business conditions, which will, among other things, affect demand for rental space, the availability of prospective tenants, lease rents and the availability of financing; adverse changes in Associates’ real estate market, including, among other things, competition with other real estate owners, risks of real estate development and acquisitions; governmental actions and initiatives; and environmental/safety requirements.

Significant Accounting Policies and Estimates

The Securities and Exchange Commission (“SEC”) issued disclosure guidance for “Critical Accounting Policies.” The SEC defines Critical Accounting guidance for Critical Accounting Policies as those that require the application of management’s most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Associates’ discussion and analysis of its financial condition and results of operations are based upon Associates financial statements, the preparation of which takes into account estimates based on judgments and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from these estimates. The accounting policies and estimates used and outlined in Note 2 to Associates’ financial statements, which are presented elsewhere in this prospectus/consent solicitation, have been applied consistently at March 31, 2012 and 2011, and December 31, 2011 and 2010, and for the three months ended March 31, 2012 and 2011, and the years ended December 31, 2011 and 2010. Associates believes that the following accounting policies or estimates require the application of management’s most difficult, subjective, or complex judgments:

Valuation of Long-Lived Assets: Associates assesses the carrying amount of long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When Associates determines that the carrying amount of long-lived assets is impaired, the measurement of any impairment is based on a discounted cash flow method.

Revenue Recognition: Basic rental income, as defined in the Lease, is equal to the sum of the mortgage charges plus a fixed amount. Associates records basic rental income as earned ratably on a monthly basis. Primary Overage Rent represents the operating profit, as defined, of the Lessee for the previous lease year up to a specified maximum (currently $752,000 a year) and is recorded ratably over the 12-month period. Secondary Overage Rent is based on the net profits of the Lessee in each lease year, as defined, and is recorded by Associates when such amount becomes realizable and earned.

Financial Condition and Results of Operations

Associates was organized solely for the purpose of owning 250 West 57th Street subject to a net operating lease (the “Lease”) held by Fisk Building Associates L.L.C. (“Lessee”). Associates is required to pay, from Basic Rent under the Lease, the charges on the First and Second mortgages and the line of credit and amounts for supervisory services. Associates is required to pay from Primary Overage Rent and Secondary Overage Rent the Additional Payment to the supervisor, other expenses and then to distribute the balance of such Overage Rent less any additions to reserves to the participants. See Note E to the condensed financial statements. Pursuant to the Lease, Lessee has assumed responsibility for the condition, operation, repair, maintenance and management of 250 West 57th Street. Accordingly, Associates need not maintain substantial reserves or otherwise maintain liquid assets to defray any operating expenses of 250 West 57th Street.

The basic supervisory services provided to Associates by the supervisor include, but are not limited to, maintaining all of its entity and participant records, performing physical inspections of 250 West 57th Street, providing or coordinating certain counsel services to Associates, reviewing insurance coverage, arranging for financing, conducting annual supervisory review meetings, receipt of monthly rent from Lessee, payment of monthly and additional distributions to the participants, payment of all other disbursements, confirmation of the payment of real estate taxes, active review of financial statements submitted to Associates by Lessee and financial statements audited by and tax information prepared by Associates’ independent registered public accounting firm, and distribution of related materials to the participants. The supervisor also prepares quarterly, annual and other periodic filings with the SEC and applicable state authorities.

Associates pays the supervisor for other services at hourly rates.

Associates’ results of operations are affected primarily by the amount of rent payable to it under the Lease. The amounts of Primary Overage Rent and Secondary Overage Rent are affected by the New York City economy and real estate rental market, which is difficult for management to forecast.

Three months ended March 31, 2012 as compared to three months ended March 31, 2011

During the three-month period ended March 31, 2012, Associates made regular monthly distributions of $83.33 for each $5,000 participation ($1,000 per annum for each $5,000 participation). There are no restrictions on Associates’ present or future ability to make distributions; however, the amount of such distributions depends on the ability of Lessee to make monthly payments of Basic Rent, Primary Overage Rent, and Secondary Overage Rent to Associates in accordance with the terms of the Lease. Associates expects to make distributions so long as it receives the payments provided for under the Lease.

The following summarizes, with respect to the current period and corresponding period of the previous year, the material factors affecting Associates’ results of operations for such periods:

Total revenues increased by $48,503 for the three month period ended March 31, 2012 as compared with the corresponding period of the prior year, primarily attributable to an increase in Basic Rent to cover an increase in debt service for the three month period ended March 31, 2012 as compared with the corresponding period of the prior year.

Total expenses increased by $98,120 for the three month period ended March 31, 2012 as compared with the corresponding period of the prior year, primarily attributable to: an increase in interest on the mortgages payable of $34,811 as a result of a $5,000,000 draw on December 22, 2011 on the Signature Bank line of credit that increased the loan balance; an increase in depreciation of assets and amortization on leasing costs of $38,593 attributable to improvements placed in service in 2011 and an increase in professional fees of $23,941 including $10,691 to the supervisor for services rendered in connection with a proposed consolidation of Associates, other public and private entities supervised by the supervisor and the supervisor and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed REIT for the three month period ended March 31, 2012 as compared with the corresponding period of the prior year.

Year ended December 31, 2011 as compared to year ended December 31, 2010

The following summarizes the material factors affecting Associates’ results of operations for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

(a) Total revenues decreased for the year ended December 31, 2011, as compared with the year ended December 31, 2010. Such decrease was the result of a $730,946 decrease in Secondary Overage Rent received by Associates mainly attributable to receipt in 2010 of lease cancellation income of $7,900,000 and to an approximate decrease of $4,500,000 in improvement and tenanting costs in 2011 as compared with 2010, an increase of $17,153 in Basic Rent and an increase in dividend income. See Note 4 of the Notes to the Financial Statements.

(b) Total expenses increased for the year ended December 31, 2011, as compared with the year ended December 31, 2010. Such increase was the result of a decrease in interest expense of $35,627 and increases in depreciation of assets of $496,815, accounting fees of $45,500 and professional fees of $92,932 including an increase in fees to the supervisor for services rendered in connection with a proposed consolidation of Associates, other public and private entities supervised by the supervisor and the supervisor and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed REIT See Notes 3 and 5 of the Notes to the Financial Statements.

Subsequent Events

The $21,000,000 loan from Signature Bank was modified effective as of January 24, 2012 to provide for a reduction in the fluctuating rate of interest from a floor of 6.50% to 4.75% and to a reduction in the fixed rate to the greater of (i) 4.75% instead of 6.50%, or (ii) 300 basis points above the weekly average yield on U.S. Treasury Securities adjusted to a maturity date closest to the mortgage maturity date. The loan was also modified to allow borrower to elect prepayment without any prepayment fees if the fixed interest rate were the greater of (i) 5.00% instead of 6.50%, or (ii) 300 basis points instead of 325 basis points, above the weekly average yield on U .S. Treasury Securities adjusted to a maturity date closest to the mortgage maturity date.

Liquidity and Capital Resources

Associates’ liquidity has decreased at March 31, 2012 as compared with December 31, 2011 as a result of 1) accrued costs in connection with the proposed formation of the REIT, and 2) commitments for reimbursement to Lessee under the improvement program. Associates may from time to time set aside cash for general contingencies. Recent adverse developments in economic, credit and investment markets over the last several years impaired general liquidity (although some improvement in such markets has arisen recently), and the developments may negatively impact Associates and/or space tenants at 250 West 57th Street. Any such impact should be ameliorated by the fact that (a) each of Associates and its Lessee has very low debt in relation to asset value, (b) the maturity of Associates’ existing and planned debt will not occur within the next 24 months, and (c) 250 West 57th Street’s rental revenue is derived from a substantial number of tenants in diverse businesses with lease termination dates spread over numerous years.

Amortization payments due under the First Mortgage commenced February 5, 2007, calculated on a 25-year amortization schedule. Amortization payments under the Second Mortgage commenced April 5, 2009, calculated on a 25-year amortization schedule. The First and the Second Mortgages mature on January 5, 2015. The line of credit requires payment of interest only and also matures on January 5, 2015. Associates does not maintain any reserve to cover the payment of such mortgage indebtedness at maturity. Therefore, repayment of mortgage debt will depend on Associates’ ability to arrange a refinancing. Assuming that 250 West 57th Street continues to generate an annual net profit in future years comparable to that in past years, and assuming further that real estate capital and operating markets return to more stable patterns, consistent with long-term historical real estate trends in the geographic area in which 250 West 57th Street is located, Associates anticipates that the value of 250 West 57th Street will be in excess of the amount of the senior mortgage debt and the line of credit balances at maturity.

Associates anticipates that funds for short-term working capital requirements for 250 West 57th Street will be provided by cash on hand, approximately $15,000,000 available to be drawn on the line of credit from Signature Bank, and rental payments received from the Lessee. Long-term sources of working capital will be provided by rental payments received from the Lessee and/or external financing. However, as noted above, Associates has no requirement to maintain substantial reserves to defray any operating expenses of 250 West 57th Street.

The supervisor of Associates has filed a registration statement on Form S-4 for the solicitation of consents of the participants in Associates and other public limited liability companies supervised by the supervisor to a consolidation transaction. In such consolidation, (x) the property interests of Associates, such other public limited liability companies and certain private entities supervised by the supervisor, and (y) the supervisor and certain affiliated management companies will be contributed to the operating partnership of Empire State Realty Trust, Inc., a newly organized real estate investment trust.

Consents are required from participants in Associates and such other public limited liability companies for them to contribute their interests in the consolidation, and the solicitation of such consents will not commence until the SEC declares effective the registration statement on Form S-4. Consents have been obtained from participants in the private entities and the supervisor and certain affiliated companies and affiliates of the supervisor for them to make such contribution.

The consideration to be paid to the contributing companies and entities in the consolidation will be allocated in accordance with exchange values determined based on appraisals by an independent third party. Such method of allocation has been approved by the Lessee. Based on the preliminary exchange values, if the consolidation proposal is approved by Associates’ participants, the consideration with respect to 250 West 57th Street will be allocated approximately 50% to Associates and 50% to the Lessee, which the supervisor believes is in accordance with the historical treatment of Associates and the Lessee.

Inflation

Inflationary trends in the economy do not directly affect Associates’ operations since Associates does not actively engage in the operation of 250 West 57th Street. Inflation may impact the operations of Lessee. Lessee is required to pay Basic Rent, regardless of the results of its operations. Inflation and other operating factors affect the amount of Primary and Secondary Overage Rent payable by Lessee, which is based on Lessee’s net operating profit.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

250 West 57th St. Associates L.L.C.

(a Limited Liability Company)

We have audited the accompanying balance sheets of 250 West 57th St. Associates L.L.C. as of December 31, 2011 and 2010 and the related statements of income, members’ deficiency and cash flows for each of the two years in the period ended December 31, 2011. Our audits also included the financial statement schedule, Schedule III-Real Estate and Accumulated Depreciation for the years ended December 31, 2011 and 2010, also included in this Form S-4. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 250 West 57th St. Associates L.L.C. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

New York, New York

April 11, 2012

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

BALANCE SHEETS

	December 31,
	2011	2010
Assets
Real Estate at 250-264 West 57th Street, New York, N.Y. :
Building	$4,940,682	$4,940,682
Less: Accumulated depreciation	(4,940,682)	(4,940,682)

	—	—

Building improvements	41,215,430	38,748,700
Less: Accumulated depreciation	(6,334,722)	(6,009,941)

	34,880,708	32,738,759

Tenant improvements	2,702,193	1,097,942
Less: Accumulated depreciation	(548,783)	(59,351)

	2,153,410	1,038,591

Land	2,117,435	2,117,435

Total real estate, net	39,151,553	35,894,785

Cash and cash equivalents:
Cash in banks	402,600	321,716
Fidelity U.S. treasury income portfolio	1,922,424	1,191,436

Total cash and cash equivalents	2,325,024	1,513,152

Due from Supervisor	60,000	60,000

Deferred costs	1,003,519	192,400

Leasing commissions, less accumulated amortization of $740,183 in 2011 and $1,011,122 in 2010	795,274	773,944

Mortgage refinancing costs, less accumulated amortization of $1,263,152 in 2011 and $946,107 in 2010	964,668	1,281,713

Total assets	$44,300,038	$39,715,994

Liabilities and members’ deficiency
Liabilities:
Mortgage payable	$44,935,520	$40,914,878
Accrued mortgage interest	201,523	188,882
Payable to Lessee, a related party	3,576,129	3,245,027
Accrued supervisory fees, a related party	20,000	31,000
Accrued expenses	55,901	157,323
Due to Supervisor	153,445	—

Total liabilities	48,942,518	44,537,110
Commitments and contingencies	—	—
Members’ deficiency	(4,642,480)	(4,821,116)

Total liabilities and members’ deficiency	$44,300,038	$39,715,994

See accompanying notes to financial statements.

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENTS OF INCOME

	Years Ended December 31
	2011	2010
Revenue:
Rent income, from a related party	$8,391,005	$9,104,798
Interest and dividend income	917	772

Total revenue	8,391,922	9,105,570

Expenses:
Interest on mortgages	2,593,839	2,629,466
Supervisory services, to a related party	408,596	523,865
Depreciation of building and tenant improvements	1,502,213	1,005,398
Amortization of leasing commissions	191,639	184,664
Accounting fees	115,500	70,000
Professional fees	109,560	22,264
Miscellaneous	9,235	3,600

Total expenses	4,930,582	4,439,257

Net income	$3,461,340	$4,666,313

Earnings per $5,000 participation unit, based on 720 participation units outstanding during each year	$4,807	$6,481

See accompanying notes to financial statements.

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENT OF MEMBERS’ DEFICIENCY

	Members’ Deficiency January 1, 2011	Share of Net Income for Year	Distributions	Members’ Deficiency December 31, 2011
Year ended December 31, 2011:
Anthony E. Malkin Joint Venture #1	$(482,112)	$346,134	$(328,271)	$(464,249)
Anthony E. Malkin Joint Venture #2	(482,112)	346,134	(328,271)	(464,249)
Anthony E. Malkin Joint Venture #3	(482,110)	346,134	(328,271)	(464,247)
Anthony E. Malkin Joint Venture #4	(482,111)	346,134	(328,271)	(464,248)
Peter L. Malkin Joint Venture #1	(482,110)	346,134	(328,270)	(464,246)
Peter L. Malkin Joint Venture #2	(482,110)	346,134	(328,270)	(464,246)
Peter L. Malkin Joint Venture #3	(482,112)	346,134	(328,270)	(464,248)
Peter L. Malkin Joint Venture #4	(482,113)	346,134	(328,270)	(464,249)
Peter L. Malkin Joint Venture #5	(482,112)	346,134	(328,270)	(464,248)
Peter L. Malkin Joint Venture #6	(482,114)	346,134	(328,270)	(464,250)

TOTALS	$(4,821,116)	$3,461,340	$(3,282,704)	$(4,642,480)

See accompanying notes to financial statements.

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENT OF MEMBERS’ DEFICIENCY

	Members’ Deficiency January 1, 2010	Share of Net Income for Year	Distributions	Members’ Deficiency December 31, 2010
Year ended December 31, 2010:
Anthony E. Malkin Joint Venture #1	$(487,165)	$466,631	$(461,578)	$(482,112)
Anthony E. Malkin Joint Venture #2	(487,165)	466,631	(461,578)	(482,112)
Anthony E. Malkin Joint Venture #3	(487,163)	466,631	(461,578)	(482,110)
Anthony E. Malkin Joint Venture #4	(487,164)	466,631	(461,578)	(482,111)
Peter L. Malkin Joint Venture #1	(487,163)	466,631	(461,578)	(482,110)
Peter L. Malkin Joint Venture #2	(487,163)	466,631	(461,578)	(482,110)
Peter L. Malkin Joint Venture #3	(487,165)	466,631	(461,578)	(482,112)
Peter L. Malkin Joint Venture #4	(487,166)	466,632	(461,579)	(482,113)
Peter L. Malkin Joint Venture #5	(487,165)	466,632	(461,579)	(482,112)
Peter L. Malkin Joint Venture #6	(487,167)	466,632	(461,579)	(482,114)

TOTALS	$(4,871,646)	$4,666,313	$(4,615,783)	$(4,821,116)

See accompanying notes to financial statements.

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2011	2010
Cash flows from operating activities:
Net income	$3,461,340	$4,666,313
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of building and tenant improvements	1,502,213	1,005,398
Amortization of leasing commissions	191,639	184,664
Amortization of mortgage refinancing costs	317,045	317,042
Changes in operating assets and liabilities:
Change in accrued mortgage interest	12,642	(4,267)
Change in accrued supervisory fees, related party	(11,000)	31,000
Change in accrued expenses	(101,424)	157,164
Change in due to Supervisor	153,445	—

Net cash provided by operating activities	5,525,900	6,357,314

Cash flows from investing activities:
Purchase of building and tenant improvements	(4,623,863)	(940,630)
Increase in payable to Lessee	(16,985)	62,456

Net cash used in investing activities	(4,640,848)	(1,003,086)

Cash flows from financing activities:
Proceeds from mortgages payable	5,000,000	—
Repayment of mortgages payable	(979,358)	(926,822)
Change in deferred costs	(811,118)	(192,400)
Distributions to participants	(3,282,704)	(4,615,783)

Net cash used in financing activities	(73,180)	(5,735,005)

Net increase (decrease) in cash and cash equivalents	811,872	(380,777)
Cash and cash equivalents, beginning of year	1,513,152	1,893,929

Cash and cash equivalents, end of year	$2,325,024	$1,513,152

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,264,153	$2,316,690

Net cash used in investing activities excludes increases of $314,117 and $2,186,092 in payable to Lessee for the years ended December 31, 2011 and 2010, respectively.

See accompanying notes to financial statements.

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

1.	Business Activity

250 West 57th St. Associates L.L.C. (“Associates”) is a New York limited liability company owning commercial property at 250 West 57th Street, New York, N.Y. The property is leased (the “Lease”) to Fisk Building Associates L.L.C. (the “Lessee”).

Associates’ members are Peter L. Malkin and Anthony E. Malkin each of whom also acts as an agent for holders of participations in his respective member interest in Associates. In the Statements of Members’ Deficiency, each such agent’s representation is referred to as a joint venture (i.e., six Peter L. Malkin joint ventures and four Anthony E. Malkin joint ventures).

2.	Summary of Significant Accounting Policies

a.	Cash and Cash Equivalents:

Cash and cash equivalents include investments in money market funds and all highly liquid debt instruments with an original maturity of three months or less when acquired.

b.	Use of Estimates:

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability, and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

c.	Land, Building, Building and Tenant Improvements, and Depreciation:

Land, building, building and tenant improvements are stated at cost. Building improvements are depreciated on the straight-line basis over their estimated useful life of 39 years. The tenant improvements are being depreciated over the terms of the individual tenant leases or the estimated useful life if shorter.

In connection with the building improvement program, which began in 1999 (Note 11), costs totaling $44,605,623 and $39,846,642 have been incurred through December 31, 2011 and 2010, respectively, for building and tenant improvements ($4,758,981 for 2011 and $3,029,299 for 2010).

d.	Mortgage Refinancing Costs, Leasing Commissions and Amortization:

Mortgage refinancing costs are amortized ratably over the respective terms of the mortgages to which they relate and are included in mortgage interest expense.

Leasing commissions (incurred in connection with the building improvements program) represent reimbursements to the Lessee for commissions incurred for new tenants. They are being amortized over the terms of the individual tenant leases.

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

e.	Revenue Recognition:

Basic rental income, as defined in the Lease, is equal to the sum of the mortgage charges plus a fixed amount. Associates records basic rental income as earned ratably on a monthly basis. Primary overage rent represents the operating profit, as defined, of the Lessee for the previous lease year ending September 30 up to a specified maximum amount and is recorded ratably over the 12-month period. Secondary overage rent is based on the net profits of the Lessee in each lease year and is recorded by Associates when such amounts become realizable and earned.

f.	Valuation of Long-Lived Assets:

Associates assesses the carrying amount of long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When Associates determines that the carrying amount of long-lived assets is impaired, the measurement of any impairment is based on a discounted cash flow method. No impairment loss has been recorded in the years ended December 31, 2011 and 2010.

g.	Income Taxes:

Associates is organized as a limited liability company and is taxed as a partnership for income tax purposes. Accordingly, Associates is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. Associates’ taxable income or loss is reportable by its members.

Associates has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2008, 2009, 2010, and 2011 are subject to IRS and other jurisdictions tax examinations.

At December 31, 2011 and 2010, the reported amounts of Associates’ aggregate net assets exceeded their tax bases by approximately $1,854,000 and $1,800,000, respectively.

h.	Offering Costs

External offering costs of $811,119 and $192,400 were incurred for the years ended December 31, 2011 and 2010, respectively, and are reflected as deferred costs on Associates’ consolidated balance sheets. Such costs are comprised of accounting fees, legal fees, and other professional fees. Such costs have been deferred and shall be recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. Additional offering costs for work done by employees of the Supervisor of $109,560 and $22,052 for the years ended December 31, 2011 and 2010, respectively, were incurred and advanced by the Supervisor and have been reimbursed to the Supervisor by the entities to be included in the consolidation.

i.	New Accounting Pronouncements:

In May 2011 the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. The

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

guidance will be effective for us beginning with the first interim period in 2012. In accordance with the guidance, we will be required to disclose the level in the fair value hierarchy in which each fair value lies that is disclosed but not used to measure an asset or liability on the balance sheet. The guidance also clarifies that the fair value of a non-financial asset is based on its highest and best use and requires disclosure if a non-financial asset is being used in a manner that is not its highest and best use. Associates does not have any financial instruments that would be materially impacted by this standard as of December 31, 2011.

3.	Mortgages Payable

On December 29, 2004, a first Mortgage (the “First Mortgage”) was placed on the property in the amount of $30,500,000 with Prudential Insurance Company of America. At closing, $3,000,000 was drawn, and the remaining $27,500,000 was drawn during 2005. These draws paid off the pre-existing first mortgage of $15,500,000 with Emigrant Savings Bank on September 1, 2005 and were used to finance capital improvements as needed. The initial draw of $3,000,000 and all subsequent draws required constant equal monthly payments of interest only at the rate of 5.33% per annum till January 5, 2007. Commencing February 5, 2007, Associates is required to repay the full $30,500,000 in equal monthly payments of $184,213 applied to interest and principal calculated on a 25-year amortization schedule. The balance of the First Mortgage is $27,220,488 at December 31, 2011 and $27,958,705 at December 31, 2010. The First Mortgage matures on January 5, 2015, when the principal balance will be $24,754,972. The First Mortgage may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There is no prepayment penalty if the mortgage is paid in full during the last 60 days of the term.

On May 25, 2006, a second mortgage (the “Second Mortgage”) was placed on the property in the amount of $12,410,000 with Prudential Insurance Company of America. At closing, $2,100,000 was drawn and $10,310,000 had been drawn as of March 5, 2009. The initial draw of $2,100,000 and all subsequent draws required constant equal monthly payments of interest only, at the rate of 6.13% per annum until March 5, 2009. Commencing April 5, 2009, Associates is required to make monthly payments of $80,947 applied to interest and principal calculated on a 25-year amortization schedule. The balance of the Second Mortgage is $11,780,416 at December 31, 2011 and $12,021,557 at December 31, 2010. The Second Mortgage matures on January 5, 2015, when the principal balance will be $10,961,870. The Second Mortgage may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There is no prepayment penalty if the Second Mortgage is paid in full during the last 60 days of the term.

On October 15, 2009, Associates closed on a $21,000,000 line of credit (the “Line of Credit”) from Signature Bank secured by a mortgage on the property, subordinate to the existing First Mortgage and Second Mortgage debt held by Prudential Insurance Company of America in the original amount of $42,910,000, and to be used for capital improvements. At closing, $934,616 was drawn and the balance of the line of credit is $5,934,616 at December 31, 2011. The new loan requires payments of interest only and is co-terminus with the existing senior mortgage debt. Interest on the new loan is at a floating rate of prime plus 1.0% with a floor of 6.50% per annum unless Associates elects to fix the rate on the floating rate balance, in minimum increments of $5,000,000, for the then-remaining loan term. Associates has two options to fix the then-floating rate balance. Such fixed rate shall be (a) 300 basis points over the Treasury Bill rate with a floor of 6.50% per annum or (b) if Associates then chooses to eliminate any loan prepayment penalty, 325 basis points over the Treasury Bill rate with a floor of 6.75% per annum.

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

3.	Mortgages Payable (continued)

The following is a schedule of principal payments on the mortgages in each of the four years subsequent to December 31, 2011, and thereafter:

Year ending December 31,
2012	$1,034,859
2013	1,093,545
2014	1,155,574
2015	41,651,542

Total	$44,935,520

The real estate and all sublease rents are pledged as collateral for the First and Second Mortgage and the Line of Credit.

The estimated fair value of Associates’ mortgage payable, based on the available market information, was approximately $47,991,102 and $42,430,298 at December 31, 2011 and 2010, respectively. The fair values of our mortgages payable are based on discounted cash flow models using currently available market rates assuming the loans are outstanding through maturity and considering the loan to value ratios.

4.	Related-Party Transactions—Rent Income

All rent income is received by Associates from the Lessee, a related party.

Associates does not operate the property (Note 1). Associates leases the property to Fisk Building Associates L.L.C. (the Lessee) under a long-term net operating lease dated May 1, 1954. In 1985, the Participants in Associates consented to the Associates’ Agents granting Lessee four options to extend the Lease, in each case for an additional 25-year renewal period, the last expiring in 2103, all on the same terms as the original lease. The Agents intend to grant such options on behalf of Associates, subject to Lessee’s compliance with such consents. Such options have been granted by the Agents and exercised by Lessee as to (a) the first renewal period from October 1, 2003 through September 30, 2028, and (b) the second renewal period from October 1, 2028 through September 30, 2053. The Participants in Associates have consented to the granting of options to the Lessee to extend the lease for two additional 25-year renewal terms expiring in 2103. Under the Lease, effective May 1, 1975, between Associates and Lessee, basic annual rent (“Basic Rent”) was equal to mortgage principal and interest payments plus $28,000 for partial payment to Malkin Holdings LLC for supervisory services. The lease modification dated November 17, 2000, and as further modified, between Associates and Lessee provides that Basic Rent will be equal to the sum of $28,000 plus the installment payments for interest and amortization (not including any balloon payment due at maturity) currently payable on all mortgages.

Lessee is required to make a monthly payment to Associates, as an advance against primary overage rent (“Primary Overage Rent”), of an amount equal to its operating profit for its previous lease year ending September 30 in the maximum amount of $752,000 per annum. Lessee currently advances $752,000 each year, which is recorded in revenues in monthly installments of $62,667 and permits Associates to make regular monthly distributions at 20% per annum on the Participants’ remaining original cash investment (which remaining cash investment at December 31, 2011, was equal to the participants’ original cash investment of $3,600,000) and to pay $1,667 monthly to Supervisor as an advance of the additional payment (the “Additional Payment”).

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

4.	Related-Party Transactions—Rent Income (continued)

Lessee is also required to make an annual payment to Associates of secondary overage rent (“Secondary Overage Rent”) subsequent to September 30 of the amount representing 50% of the excess of the net operating profit of the Lessee for the lease year ending September 30 over the Primary Overage Rent of $752,000, less the amount representing interest earned and retained by Associates on funds borrowed for the building improvement program described in Note 8. Associates recognizes Secondary Overage Rent when earned from the Lessee, at the close of the lease year ending September 30. Since it is not practical to estimate Secondary Overage Rent for the lease year ending on September 30, which would be allocable to the first nine months of the lease year until the Lessee, pursuant to the Lease, renders to Associates a report on the operation of the property. Associates recognizes Secondary Overage Rent when it is realized and earned from the Lessee at the close of the lease year ending September 30.

Rent income was comprised as follows:

	Year ended December 31,
	2011	2010
Basic annual rent	$3,288,666	$3,271,513

Primary Overage rent	752,000	752,000
Secondary Overage rent	4,350,339	5,081,285

Total Overage rent	5,102,339	5,833,285

Rent income	$8,391,005	$9,104,798

Secondary Overage Rent represents 50% of the excess of the Lessee’s net operating profit of $9,452,901 and $10,915,299 in 2011 and 2010, respectively, over $752,000 in each year, less $111 and $363 in 2011 and 2010, respectively, of dividends earned and retained by Associates on funds borrowed for the improvement program.

As a result of Associates, revenue recognition policy, rental income for the years ending December 31 includes basic rent and the advances of Primary Overage Rent received from October 1 to December 31, but does not include any portion of Secondary Overage Rent based on the Lessee’s operations during that period.

The Lessee may surrender the Lease at the end of any month, upon 60 days prior written notice; the liability of the Lessee will end on the effective date of such surrender.

The following is a schedule of future minimum rental income (assuming that the Lessee does not surrender the Lease):

Year Ending December 31,
2012	$3,270,000
2013	3,270,000
2014	3,270,000
2015	28,000	*
Thereafter	350,000	*

	$10,188,000

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

4.	Related-Party Transactions—Rent Income (continued)

*	Associates intends to refinance the existing mortgages which mature on January 5, 2015. In accordance with the November 2000 Lease Modification Agreement and subsequent modifications, basic rent will increase to include the required debt service on the refinanced mortgages. The above table does not reflect the additional basic rent that will result after January 2015 from the refinanced debt.

Real estate taxes incurred directly by the Lessee for the years ended December 31, 2011 and 2010 totaled $4,156,415 and $3,945,185, respectively.

The prospectus/consent solicitation in which these financial statements are included relates to the solicitation of consents of the Participants in Associates and other public limited liability companies supervised by the Supervisor to a consolidation transaction. In such consolidation, (x) the property interests of Associates, such other public limited liability companies and certain private entities supervised by the Supervisor, and (y) the Supervisor and certain affiliated management companies will be contributed to the operating partnership of a newly organized publicly traded real estate investment trust.

Consents are required from Participants in Associates and such other public limited liability companies for them to contribute their interests in the consolidation, and the solicitation of such consents will not commence until the SEC declares effective the registration statement on Form S-4. Consents have been obtained from Participants in the private entities and the Supervisor and certain affiliated companies and affiliates of the Supervisor for them to make such contribution.

The consideration to be paid to the contributing companies and entities in the consolidation will be allocated in accordance with exchange values determined based on appraisals by an independent third party. Such method of allocation has been approved by the Lessee. Based on the preliminary exchange values, if the consolidation proposal is approved by Associates’ Participants, the consideration with respect to the Property will be allocated approximately 50% to Associates and 50% to the Lessee, which the Supervisor believes is in accordance with the historical treatment of Associates and Lessee.

5.	Related Party Transactions—Supervisory and Other Services

Supervisory and other services are provided to Associates by Malkin Holdings LLC (“Malkin Holdings” or the “Supervisor”), a related party. Beneficial interests in Associates and Lessee are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Associates pays Supervisor for supervisory services and disbursements. The basic fee had been payable at the rate of $3,333 per month, since the fiscal year ended September 30, 1980. The Agents approved an increase in such fee in an amount equal to the increase in the Consumer Price Index since such date, resulting in an increase in the basic fee to $102,000 per annum effective July 1, 2010, to be adjusted annually for any subsequent increase in the Consumer Price Index. Fees for supervisory services were $408,596 and $523,865 for 2011 and 2010, respectively. For the years ended December 31, 2011 and 2010, Malkin Holdings earned $109,560 and $22,052, respectively, for special supervisory services at hourly rates in connection with a proposed consolidation of Associates, other public and private entities supervised by Malkin Holdings, and Malkin Holdings and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed REIT, all representing Associates’ allocable portion of such fees to be paid directly and not borne indirectly through additional rent deductions. Malkin Holdings receives an additional payment equal to 10% of all distributions received by the participants in Associates in excess of 15% per annum on the original cash investment of $3,600,000. For tax purposes, such additional payment is

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

5.	Related Party Transactions—Supervisory and Other Services (continued)

recognized as a profits interest and the Supervisor is treated as a partner, all without modifying each participant’s distributive share of reportable income and cash distributions. Distributions in respect of Malkin Holdings’ profits interest totaled $304,745 and $452,865 for 2011 and 2010, respectively.

Malkin Holdings also serves as supervisor for the Lessee, for which it receives a basic annual fee of $102,000 effective January 1, 2010, to be adjusted annually for any subsequent increase in the Consumer Price Index. For the years ended December 31, 2011 and 2010, Malkin Holdings received $87,776 and $104,230, respectively, from the Lessee in other service fees. Malkin Holdings receives a payment from Lessee in respect of its profits interest equal to 10% of distributions in excess of $100,000 a year. Distributions in respect of Malkin Holdings’ profits interest from the Lessee totaled $412,960 and $362,955 for the years ended December 31, 2011 and 2010, respectively.

Under separate agreements to which Lessee is not a party, certain of Lessee’s participants pay Malkin Holdings and members of Peter L. Malkin’s immediate family a percentage of distributions above an annual threshold. These third-party payments (which totaled $407,529 and $349,311 to Malkin Holdings and such Malkin family members in 2011 and 2010, respectively) do not impose any obligation upon Lessee or affect its assets and liabilities.

6.	Number of Participants

There were 629 and 622 participants in the various joint ventures as of December 31, 2011 and 2010, respectively.

7.	Determination of Distributions to Participants

Distributions to participants during each year represent mainly the excess of rent income received over the mortgage requirements and cash expenses.

8.	Distributions and Amount of Income per $5,000 Participation Unit

Distributions and amount of income per $5,000 participation unit during the years ended December 31, 2011 and 2010, based on 720 participation units outstanding during each year, consisted of the following:

	Year ended December 31,
	2011	2010
Income	$4,559	$6,411
Return of capital	—	—

Total distributions	$4,559	$6,411

9.	Concentration of Credit Risk

Associates maintains cash and cash equivalents in two banks and a money market fund (Fidelity U.S. Treasury Income Portfolio). The Federal Deposit Insurance Corporation insures each interest bearing account up to $250,000 and fully insures non-interest bearing accounts through December 31, 2012. At December 31, 2011 and 2010, the bank accounts are fully insured. Funds in the money market fund were not insured at December 31, 2011 and 2010. Distributions are paid from a cash account held by Malkin

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

9.	Concentration of Credit Risk (continued)

Holdings. That account is included on the accompanying balance sheet as “Due from Supervisor.” The funds ($60,000 at December 31, 2011 and 2010) were paid to the participants on January 1, 2012 and 2011, respectively.

10.	Contingencies

Malkin Holdings and Peter L. Malkin, a member in Associates, were engaged in a proceeding with Lessee’s former managing agent, Helmsley-Spear, Inc. that commenced in 1997 concerning the management, leasing, and supervision of the property that is subject to the Lease to Lessee. In this connection, certain costs for legal and professional fees and other expenses were paid by Malkin Holdings and Mr. Malkin. Malkin Holdings and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent tribunal authorizes payment or (b) an investor voluntarily agrees that his or her proportionate share be paid. On behalf of himself and Malkin Holdings, Mr. Malkin has requested, or intends to request, such voluntary agreement from all investors, which may include renewing such request in the future for any investor who previously received such request and failed to confirm agreement at that time. Because any related payment has been, or will be, made only by consenting investors, Associates has not provided for the expense and related liability with respect to such costs in these financial statements.

Five putative class actions have been brought by participants in Associates and several other entities supervised by Malkin Holdings that own fee or leasehold interests in various properties located in New York City (which were filed March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012) (the “Class Actions”). As now pending in New York State Supreme Court, New York County, each Class Action challenges the proposed consolidation of those and other properties supervised by Malkin Holdings into a real estate investment trust (the “REIT”) and the initial public offering of shares in Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a REIT. The plaintiffs assert claims against Malkin Holdings, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, Empire State Realty OP, L.P., and the REIT (“Defendants”) for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the participants, the consolidation provides excessive benefits to Malkin Holdings and its affiliates and the prospectus/consent solicitation statement which is part of the registration statement on Form S-4 relating to the consolidation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. Defendants intend to consent to consolidation, and have no position with respect to appointment of co-lead counsel.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, the company may incur costs associated with defending or settling such litigation or paying any judgment if Defendants lose. In addition, the company may be required to pay damage awards or settlements. At this time, the company cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on the company’s financial statements. Defendants believe the Class Actions are baseless and intend to defend them vigorously.

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(continued)

10.	Contingencies (continued)

There is a risk that other third parties will assert claims against the Defendants or the supervisor relating to this transaction, including, without limitation, that the supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the Defendants.

11.	Building Improvement Program and Agreement to Extend Lease

In 1999, the Participants of Associates and the members in Lessee consented to a building improvement program (the “Program”) estimated to cost approximately $12,200,000. In 2004, the Participants and the Lessee approved an increase in the Program from $12,200,000 to approximately $31,400,000 under substantially the same conditions as had previously been approved. To induce the Lessee to approve the Program, Associates’ Participants authorized a grant to the Lessee, upon completion of the Program, of the right to further extensions of the Lease beyond 2103, based on the net present benefit to Associates of the improvements made. The Program was further increased in 2006 from $31,400,000 to up to $82,300,000, again on the basis that such increase would allow a further extension of the Lease based on the net present benefit to Associates of the improvements made. The Participants in Associates and the members in Lessee have approved increasing the financing from the total of $42,910,000 provided by the First and Second Mortgages to up to $63,900,000. As of December 31, 2011, Associates had incurred or accrued costs related to the Program of $44,605,623 and estimates that costs upon completion will be approximately $82,300,000. The balance of the costs of the Program will be financed primarily by the additional borrowings available under the $21,000,000 previously approved loan that closed on October 15, 2009 and Lessee’s operating cash flow.

The Lessee is financing the Program and billing Associates for the costs incurred. The Program (1) grants the ownership of the improvements to Associates and acknowledges its intention to finance them through an increase in the mortgage (Note 3), and (4) allows for the increased mortgage charges to be paid by Associates from an equivalent increase in the basic rent paid by the Lessee to Associates. Since any Secondary Overage Rent will be decreased by one-half of that amount, the net effect of the lease modification is to have Associates and the Lessee share the costs of the Program equally, assuming Secondary Overage Rent continues to be earned.

12.	Subsequent Events

The $21,000,000 loan from Signature Bank was modified effective as of January 10, 2012 to provide for a reduction in the fluctuating rate of interest from a floor of 6.50% to 4.25% and to a reduction in the fixed rate to the greater of (i) 4.75% instead of 6.50%, or (ii) 300 basis points above the weekly average yield on U.S. Treasury Securities adjusted to a maturity date closest to the mortgage maturity date. The loan was also modified to allow borrower to elect prepayment without any prepayment fees if the fixed interest rate were the greater of (i) 5.00% instead of 6.75%, or (ii) 300 basis points instead of 325 basis points, above the weekly average yield on U.S. Treasury Securities adjusted to a maturity date closest to the mortgage maturity date.

SCHEDULE III

250 WEST 57th ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

Real Estate and Accumulated Depreciation

Column		December 31, 2011		December 31, 2010
A	Description
	Office building and land located at 250-264 West 57th Street, New York, New York, known as the “Fisk Building”.
B	Encumbrances
	Prudential Insurance Company of America and Signature Bank at December 31		$44,935,520		$40,914,878

C	Initial cost to company
	Land		$2,117,435		$2,117,435

	Building		$4,940,682		$4,940,682

D	Cost capitalized subsequent to acquisition
	Building improvements (net of $249,791 written off in 2003)		$44,605,623		$39,846,642

	Carrying costs	$	None	$	None

E	Gross amount at which carried at close of period
	Land		$2,117,435		$2,117,435

	Building, building and tenant improvements		49,546,305		44,787,324

	Total	$	(a) 51,663,740	$	(a) 46,904,759

F	Accumulated depreciation
	(net of $249,791 written off in 2003)	$	(b) 12,512,188	$	(b) 11,009,975

G	Date of construction		1921		1921

H	Date acquired		September 30, 1953		September 30, 1953
I	Life on which depreciation in latest income statements is computed		39 years		39 years
(a)	Gross amount of real estate
	Balance at January 1		$46,904,759		$43,875,409
	Purchase of building improvements and building improvements in progress (expenditures advanced by Lessee, a related party, and recorded by the Company):		4,758,981		3,029,350

	Balance at December 31		51,663,740		$46,904,759

	The aggregate cost of land, building and improvements, before depreciation, for Federal income tax purposes at December 31, 2010 was $46,904,759.
(b)	Accumulated depreciation
	Balance at January 1		$11,009,975		$10,004,577
	Depreciation		1,502,213		1,005,398

	Balance at December 31		$12,512,188		$11,009,975

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fisk Building Associates L.L.C.

(A Limited Liability Company)

We have audited the accompanying balance sheets of Fisk Building Associates L.L.C. as of December 31, 2011 and 2010, and the related statements of income, changes in members’ equity and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fisk Building Associates L.L.C. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

April 11, 2012

FISK BUILDING ASSOCIATES L.L.C.

BALANCE SHEETS

	December 31,
	2011	2010
ASSETS

Property—at cost
Leasehold	$100,000	$100,000
Leasehold improvements	7,514,498	7,514,498
Subtenant improvements	4,676,212	6,900,441

	12,290,710	14,514,939
Less accumulated depreciation and amortization	3,836,485	4,964,762

Net Property	8,454,225	9,550,177

Other Assets:
Cash and cash equivalents	4,615,440	6,010,023
Restricted cash—tenants’ security deposits	1,931,803	1,890,368
Restricted cash—tenants’ escrow deposits	—	769,099
Restricted cash—managing agent	1,068,592	310,430
Rent receivable—net	337,791	505,552
Unbilled rent receivable—net	4,849,800	5,469,653
Due from Lessor	3,593,117	3,245,027
Due from Supervisor	55,556	55,556
Prepaid expenses and other assets	2,204,151	2,025,897
Deferred charges and other deferred costs, net of accumulated amortization	3,235,086	2,916,941

Total Assets	$30,345,561	$32,748,723

LIABILITIES AND MEMBERS’ EQUITY

Liabilities:
Accounts payable and accrued liabilities	$1,322,379	$1,938,960
Accrued overage rent due Lessor	1,190,368	1,056,880
Tenants’ security deposits payable	1,931,803	1,890,368
Deferred income	655,846	714,107

Total Liabilities	5,100,396	5,600,315

Commitments and Contingencies	—	—
Members’ Equity	25,245,165	27,148,408

Total Liabilities and Members’ Equity	$30,345,561	$32,748,723

The accompanying notes are an integral part of these financial statements.

FISK BUILDING ASSOCIATES L.L.C.

STATEMENTS OF INCOME

	Years ended December 31,
	2011	2010
Revenue:
Minimum rental revenue	$20,120,689	$17,003,753
Escalations and expense reimbursements	4,885,037	5,258,166
Other income	75,968	7,881,570

Total Revenue	25,081,694	30,143,489

Operating Expenses:
Basic rent expense	3,288,665	3,271,513
Primary overage rent	752,000	752,000
Secondary overage rent	4,483,827	4,941,333
Real estate taxes	4,156,415	3,945,185
Payroll and related costs	3,167,230	3,249,731
Repairs and maintenance	1,248,217	1,276,682
Electricity	1,620,873	1,869,884
Utilities	438,452	355,602
Management fee	284,334	289,565
Supervisory and other fees	516,887	465,296
Professional fees	606,002	942,751
Insurance	198,197	231,902
Advertising	242,466	220,249
Administrative	203,470	243,570
Depreciation	919,983	961,647
Amortization	436,763	1,179,042
Bad debts, net	607,194	877,407

Total Operating Expenses	23,170,975	25,073,359

Operating Income	1,910,719	5,070,130

Interest Income	2,703	3,411

Net Income	$1,913,422	$5,073,541

The accompanying notes are an integral part of these financial statements.

FISK BUILDING ASSOCIATES L.L.C.

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Years ended December 31,
	2011	2010
Members’ Equity—beginning of year	$27,148,408	$25,441,534

Net Income	1,913,422	5,073,541

Distributions	(3,816,665)	(3,366,667)

Members’ Equity—end of year	$25,245,165	$27,148,408

The accompanying notes are an integral part of these financial statements.

FISK BUILDING ASSOCIATES L.L.C.

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2011	2010
Cash Flows from Operating Activities:
Net income	$1,913,422	$5,073,541
Adjustments to reconcile net income to net cash
Depreciation	919,983	961,647
Amortization	436,763	1,179,042
Bad debts—net	607,194	877,407
Net change in operating assets and liabilities:
Rent receivable	(439,433)	(282,965)
Unbilled rent receivable	619,853	1,747,122
Restricted cash—managing agent	(758,162)	611,440
Prepaid expenses and other assets	(178,254)	(12,041)
Deferred charges—leasing commissions	(261,711)	(812,063)
Accounts payable and accrued liabilities	339,781	479,592
Accrued overage rent due Lessor	133,488	(139,956)
Deferred income	(58,261)	12,104

Net Cash Provided by Operating Activities	3,274,663	9,694,870

Cash Flows from Investing Activities:
Property additions	(859,045)	(2,788,505)
Due from Lessor	(348,090)	(2,311,055)
Restricted tenants’ escrow deposits—net	769,099	(769,099)

Net Cash Used in Investing Activities	(438,036)	(5,868,659)

Cash Flows from Financing Activities:
Members’ distributions	(3,816,665)	(3,366,667)
Other deferred costs	(414,545)	(192,400)

Net Cash Used in Financing Activities	(4,231,210)	(3,559,067)

Net Increase (Decrease) in Cash and Cash Equivalents	(1,394,583)	267,144
Cash and Cash Equivalents—beginning of year	6,010,023	5,742,879

Cash and Cash Equivalents—end of year	$4,615,440	$6,010,023

Net cash used in investing activities (includes) excludes changes in accounts payable and accrued liabilities of $(1,035,000) and $1,035,000, for the years ended December 31, 2011 and 2010, respectively.

Net cash used in financing activities excludes increases of $325,867 and $18,043 in accounts payable and accrued liabilities for the years ended December 31, 2011 and 2010, respectively.

The accompanying notes are an integral part of these financial statements.

FISK BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Nature of Business

The Company was originally organized on May 1, 1954 as a general partnership in order to lease and sublease the 543,000 square foot office building situated at 250 West 57th Street, New York, New York (the “Property” or “Fisk Building”). At December 31, 2011, the Property is approximately 82% occupied. On February 13, 2003, the Company converted from a general partnership to a New York limited liability company and is now known as Fisk Building Associates L.L.C. (the “Company”). Although limited liability companies are unincorporated associations, their members have limited personal liability for the obligations or debts of the entity similar to stockholders of a corporation.

The Company commenced operations on May 1, 1954 and is to continue until the earlier of the complete disposition of all of the Company’s assets, unless sooner terminated pursuant to the Operating Agreement or by law.

2.	Summary of Significant Accounting Policies

Revenue recognition—Minimum rental revenue is recognized on a straight-line basis over the terms of the subleases. The excess of rents so recognized over amounts contractually due pursuant to the underlying subleases is included in unbilled rent receivable on the accompanying balance sheets. Subleases generally contain provisions under which tenants reimburse the Company for increases in the consumer price index, real estate taxes and other recoverable costs. Receivables for escalation and expense reimbursements are accrued in the period the related expenses are incurred. Rental payments received before they are recognized as income are recorded as deferred income.

The Company provides an estimated allowance for uncollectible rent receivable based upon an analysis of tenant receivables and historical bad debts, tenant concentrations, tenant credit worthiness, tenant security deposits (including letters of credit and sublease guarantees provided by the tenant), current economic trends and changes in tenant payment terms. Rent receivable is shown net of an estimated allowance for doubtful accounts of $527,000 and $253,039 at December 31, 2011 and 2010, respectively. Unbilled rent receivable is shown net of an estimated allowance for doubtful accounts of $313,000 and $292,000 at December 31, 2011 and 2010, respectively.

Bad debt expense is shown net of recoveries.

Cash and cash equivalents—The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of a money market mutual fund (Fidelity U.S. Treasury Income Portfolio).

At times the Company has demand and other deposits with a bank in excess of federally insured limits. The possibility of loss exists if the bank holding uninsured deposits were to fail.

Property—The Company reviews real estate assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets to be held and used may not be recoverable. Impairment losses are recognized when the estimated undiscounted cash flows expected to be generated by those assets are less than the assets’ carrying amount. Impaired assets are recorded at their estimated fair value calculated based on the discounted cash flows expected to be generated by the asset. No impairment loss has been recorded in the years ended December 31, 2011 and 2010.

Depreciation and amortization—Depreciation is computed by the straight-line method over the estimated useful lives of forty years for the leasehold improvements. Subtenant improvements and leasing commissions are amortized by the straight-line method over the terms of the related tenant subleases.

Repairs and maintenance are charged to expense as incurred. Expenditures which increase the useful lives of the assets are capitalized.

FISK BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

Sales tax—Sales tax collected by the Company from tenants for sub-metered electricity is presented in the financial statements on a gross basis and, accordingly, included in revenue and expenses.

Income taxes—The Company is not subject to federal, state and local income taxes and, accordingly, makes no provision for income taxes in its financial statements. The Company’s taxable income or loss is reportable by its members.

The Company follows the provisions pertaining to uncertain tax positions of Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 740, Income Taxes, and has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

Advertising—The Company expenses advertising costs as incurred.

Environmental costs—The Property contains asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations. As certain demolition of the space occurs, environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, the Company is unable to reasonably estimate the fair value of this obligation. Asbestos abatement costs are charged to expense as incurred.

Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company regards the allowance for uncollectible rent (including unbilled rent receivable) as being particularly sensitive. Further, when subtenants experience financial difficulties, uncertainties associated with assessing the recoverability of subtenant improvements and leasing commissions increase.

Other items subject to such estimates and assumptions include the determination of the useful life of real estate and other long-term assets as well as the valuation and impairment analysis of real property and other long-lived assets.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

Recently adopted accounting pronouncements—In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and requires disclosure of details of significant asset or liability transfers in and out of Level 1 and Level 2 measurements within the fair value hierarchy and inclusion of gross purchases, sales, issuances, and settlements in the rollforward of assets and liabilities valued using Level 3 inputs within the fair value hierarchy. The guidance also clarifies and expands existing disclosure requirements related to the disaggregation of fair value disclosures and inputs used in arriving at fair values for assets and liabilities using Level 2 and Level 3 inputs within the fair value hierarchy. These disclosure requirements were effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of this guidance on January 1, 2010, excluding the Level 3 rollforward, did not result in additional disclosures in our financial statements. The gross presentation of the Level 3 rollforward is required for interim and annual reporting periods beginning after December 15, 2010. The adoption of this pronouncement did not have a material impact on the Company’s financial statements.

FISK BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

2.	Summary of Significant Accounting Policies (continued)

New accounting pronouncements not yet adopted—In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. In accordance with the guidance, the Company requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. For non-public companies, ASU No. 2011-04 is effective for annual periods beginning on or after December 15, 2012. The adoption of this update on January 1, 2012 is not expected to have a material impact on our financial statements.

In September 2011, the FASB issued ASU 2011-9, Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan. The ASU requires substantially more disclosures regarding the multiemployer plan the Company participates in, the nature of the Company’s commitment to the plan and other disclosures. The current recognition and measurement guidance is unchanged. The Company is evaluating the disclosures required under the ASU. For non-public companies this ASU is effective for annual periods for fiscal years ending after December 31, 2012.

Subsequent events—The Company has evaluated events and transactions for potential recognition or disclosure through April 11, 2012, the date the financial statements were available to be issued.

3.	Members’ Equity

Profits, losses and distributions are allocated to the members pursuant to the Company’s Operating Agreement.

4.	Deferred Charges

Deferred charges consist of the following as of December 31, 2011 and 2010:

	2011	2010
Leasing commissions	$3,815,275	$2,856,401
Other deferred costs	932,812	192,000

	4,748,087	3,048,401
Less accumulated amortization	1,513,001	131,460

Total	$3,235,086	$2,916,941

5.	Related-Party Transactions

The Company(the “Lessee”) entered into a lease agreement with 250 West 57th St. Associates L.L.C. (the “Lessor”) which is currently set to expire on September 30, 2053. The participants in Lessor have consented to the granting of options to the Lessee to extend the lease for two additional 25 year renewal terms expiring

FISK BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

5.	Related-Party Transactions (continued)

in 2103, and the Agents of the Lessor intend to grant all of these options, based on the Lessee’s compliance with the terms of such consents. There is no change in the terms of the lease during the renewal periods. The Lessee may terminate the lease on 60 days prior written notice without any further liability.

The lease provides for an annual basic rent equal to the sum of the constant annual mortgage charges incurred on all mortgages by the Lessor (excluding any balloon principal payment due at maturity), plus $28,000.

The lease also provides for additional rent, as follows:

1)	Primary overage rent equal to the first $752,000 of Lessee’s net operating income, as defined, in each lease year.

2)	Secondary overage rent equal to 50% of the Lessee’s remaining net operating income, as defined, in each lease year.

The lease further provides for recoupment by the Lessee of advances in future lease years resulting from any overpayment of primary overage rent in any year.

In addition to the above, the Lessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident.

Overage rent expense is recognized prior to the end of the lease year based on net operating income earned to date provided it is probable that the Company will generate net operating income for the lease year in such amount as to obligate the Company to pay overage rent. In the event it becomes probable that net operating income for the lease year will be insufficient to require the payment of overage rent, any previously recorded overage rent would be reversed into income. As of December 31, 2011 and 2010 the accrued secondary overage rent due Lessor was $1,190,368 and $1,056,880, respectively.

In 1999, the participants in Lessor and the members in Lessee consented to a building improvement program (the “Program”) estimated to cost approximately $12,200,000. In 2004, the Lessor and the Lessee approved an increase in the Program from $12,200,000 to approximately $31,400,000 under substantially the same conditions as had previously been approved. To induce the Lessee to approve the Program, the Lessor agreed to grant the Lessee, upon completion of the Program, the right to further extensions of the lease beyond 2103. In accord with the 2004 consent program, on December 29, 2004, Lessor obtained a new first mortgage of $30,500,000 (the “First Mortgage”), of which $15,500,000 was used to repay the then existing first mortgage. The balance was used to complete the then currently estimated costs for existing and additional improvements, including subtenant installation and leasing commissions. The Program was further increased in 2006 from $31,400,000 to up to $82,300,000. In 2006, the Lessor and Lessee approved increased refinancing of up to $63,900,000. On May 25, 2006, Lessor obtained a second mortgage of $12,410,000 (the “Second Mortgage”), which was used to finance capital improvements as needed. On October 15, 2009, Lessor closed on a $21,000,000 line of credit (the “Line of Credit”), of which $934,616 was drawn at closing. On December 22, 2011, the Lessor drew down an additional $5,000,000. The Line of Credit is secured by a mortgage, which is subordinate to the First and Second Mortgages, which will be used to finance capital improvements as needed.

The Company is financing the Program and billing the Lessor for the costs incurred. The Program (1) grants the ownership of the improvements to the Lessor and acknowledges the Lessor’s intention to finance them through an increase in the fee mortgage, and (2) allows for the increased mortgage charges to be paid by the

FISK BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

5.	Related-Party Transactions (continued)

Lessor from an equivalent increase in the basic rent paid by the Company. Since any secondary overage rent will be decreased by one-half of that amount, the net effect is to have the Company and the Lessor share the costs of the Program equally, assuming the Company continues to be obligated to pay secondary overage rent.

The Lessor’s First Mortgage in the amount of $30,500,000 is scheduled to mature on January 5, 2015. The First Mortgage bears interest at 5.33% per annum, payable monthly in arrears. Commencing February 5, 2007, the First Mortgage requires equal monthly payments of $184,213 applied first to interest at 5.33% per annum, and then principal based on a 25-year amortization period. No prepayment fee shall be due if the loan is prepaid during the final 90 days prior to the maturity date.

The Lessor’s Second Mortgage in the amount of $12,410,000 is scheduled to mature on January 5, 2015. The Second Mortgage bears interest at 6.13% per annum, payable monthly in arrears. Commencing April 5, 2009, the Second Mortgage requires equal monthly payments of $80,947 applied first to interest at 6.13% per annum, and then principal based on a 25-year amortization period. No prepayment fee shall be due if the loan is prepaid during the final 90 days prior to the maturity date.

The Lessor’s Line of Credit in the amount of $21,000,000 is scheduled to mature on January 5, 2015. The Line of Credit bears interest at a floating rate of prime plus 1% with a floor of 6.5% per annum unless the Lessor elects to fix the rate (as defined) and requires payments of interest only. On January 24, 2012, the Lessor entered into a modification agreement on the Line of Credit. Effective January 10, 2012 the Line of Credit bears interest at a floating rate of prime plus 1% with a floor of 4.25% per annum. Should the Lessor elect to fix the interest rate, the modification allows the Lessor to elect prepayment without any prepayment fees (as defined).

In connection with the Mortgage loans, the Company has assigned all subleases and rents to the lenders as additional collateral.

The following is a schedule of future minimum rental payments annual base rent as of December 31, 2011 (based on the current amount of the Lessor’s outstanding mortgage obligations and assuming the Company does not surrender the lease):

Years ending December 31,
2012	$3,270,000
2013	3,270,000
2014	3,270,000
2015	28,000	*
2016	28,000	*
Thereafter	1,034,000	*

	$10,900,000

*	The Lessor intends to refinance the existing mortgages which mature on January 5, 2015. In accordance with the November 2000 Lease Modification Agreement and subsequent modifications, basic rent will increase to include the required debt service on the refinanced mortgages. The above table does not reflect the additional basic rent that will result after January 2015 from the refinanced debt.

As of December 31, 2011 and 2010, the Lessor had incurred costs related to the Program of approximately $44,600,000 and $40,000,000, respectively, and estimates that costs upon completion will be approximately $82,300,000. The Lessor has funded and capitalized leasing commissions totaling $1,998,034 and $1,785,066 as

FISK BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

5.	Related-Party Transactions (continued)

of December 31, 2011 and 2010, respectively. The balance of the costs of the Program will be financed by the additional $21,000,000 previously approved loan that closed on October 15, 2009 and the Company’s operating cash flow.

Due from Lessor at each respective year-end represents leasehold improvement and leasing costs advanced by the Lessee to be reimbursed by Lessor from remaining refinancing proceeds when funds are required.

Supervisory and other services are provided to the Company by its Supervisor, Malkin Holdings LLC (“Malkin Holdings”), a related party. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Fees and payments to Malkin Holdings for the years ended December 31, 2011 and 2010 are as follows:

	2011		2010
Basic supervisory fees	$103,663		$102,000
Offering costs for work done by employees of the Supervisor	100,287	*	22,052	*
Service fee on investment income	264		341
Profits interest	412,960		362,955

Total	$617,174		$487,348

*	Included in professional fees in the Statements of Income.

Malkin Holdings receives an additional payment from the Company equal to 10% of distributions in excess of $100,000 a year. For tax purposes such additional payment is treated as a profits interest and Malkin Holdings is treated as a member. Distributions in respect of Malkin Holdings’ profits interest totaled $412,960 and $362,955 for the years ended December 31, 2011 and 2010, respectively. In addition, other fees and disbursements to Malkin Holdings were $111,470 and $103,889 for the years ended December 31, 2011 and 2010, respectively.

Distributions are paid from a cash account held by Malkin Holdings. That account is reflected on the balance sheets as “Due from Supervisor.”

For administration and investment of the Company’s supervisory account, Malkin Holdings has earned since 1978 a service fee of 10% of the account interest (an annual fee currently less than 0.1% of the account balance), which fee totaled $264 and $341 for the years ended December 31, 2011 and 2010, respectively.

Through December 31, 2011, the Company has incurred an aggregate of $932,812 (of which $740,412 and $192,400 is related to the years ended December 31, 2011 and 2010, respectively) to reimburse Malkin Holdings for third-party fees it had advanced pertaining to certain matters regarding a course of action that could result in the Company becoming part of a newly formed public real estate investment trust (REIT). Such fees are to be borne entirely by the Company and are not shared indirectly with the Lessor through Overage Rent deductions. These fees were capitalized by the Company and included as part of deferred charges and other deferred costs.

Malkin Holdings also serves as supervisor for the Lessor and receives from the Lessor a basic annual fee and a payment based on distributions to its investors which totaled $304,745 in 2011 and $452,865 in 2010. Beneficial interests in the Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

FISK BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

6.	Rental Income Under Operating Subleases

Future minimum rentals to be received, assuming neither renewals nor extensions of subleases which may expire during the periods, on noncancelable operating subleases in effect at December 31, 2011 are as follows:

Years ending December 31,
2012	$17,900,000
2013	16,300,000
2014	14,000,000
2015	11,300,000
2016	9,400,000
Thereafter	23,800,000

$92,700,000

Approximately 35% of future minimum rental income is due from two tenants in the retail industry. For the years ended December 31, 2011, these two tenants represent approximately 17% of rental income.

In connection with a sublease entered into during 2010, the Company was required to escrow funds for the Company’s contribution for improvement work to be performed. These funds were disbursed as the work was completed (as defined).

In connection with the early termination of a lease, the Company received a lease termination fee of approximately $7,900,000 which is included in other income for the year ended December 31, 2010. In connection with the transaction, the Company wrote-off unbilled rents receivable of approximately $1,560,000 (recorded as a reduction of minimum rental income) and unamortized leasing commissions of approximately $420,000 (included in amortization expense).

7.	Management Fee

The Company has engaged Cushman & Wakefield, Inc. to lease and manage the Property. Pursuant to the management agreement, the management fee is equal to 1.125% of total collected proceeds per month with a minimum annual fee of $112,500 per annum (which is reduced by the service fee on interest income earned on tenants’ security deposits). For the years ended December 31, 2011 and 2010, the management fee totaled $284,334 and $289,565, respectively.

A portion of the Company’s cash is held in accounts in the custody of the managing agent. These amounts are included in the accompanying balance sheets as “Restricted cash—managing agent.”

8.	Multiemployer Pension Plan

In connection with the Company’s collective-bargaining agreements with the Service Employees Janitorial Union—Local 32B-32J and the Central Pension Fund—Local 94, the Company participates with other companies in two defined benefit pension plans. The plans cover all of the Company’s janitorial and engineering employees who are members of the union. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. The Company incurred pension expense (which is included in payroll and related costs) of approximately $156,000 and $162,000 for the years ended December 31, 2011 and 2010, respectively.

FISK BUILDING ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

(continued)

8.	Multiemployer Pension Plan (continued)

Under the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal from or termination of a multiemployer plan for its proportionate share of the plan’s unfunded vested benefits liability. Management has no intention of undertaking any action which could subject the Company to the obligation.

9.	Subsequent Events

Five putative class actions have been brought by participants in Empire State Building Associates L.L.C. and several other entities supervised by Malkin Holdings that own fee or leasehold interests in various properties located in New York City, (which were filed March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012) (the “Class Actions”). As now pending in New York State Supreme Court, New York County, each Class Action challenges the proposed consolidation of those and other properties supervised by Malkin Holdings into a real estate investment trust (the “REIT”) and the initial public offering of shares in Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a REIT. The plaintiffs assert claims against Malkin Holdings, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, Estate of Leona M. Helmsley, Empire State Realty OP, L.P., and the REIT for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty, alleging, inter alia, that the terms of the transaction and the process in which it was structured (including the valuation which was employed) are unfair to the participants, the consolidation provides excessive benefits to Malkin Holdings and its affiliates and the prospectus/consent solicitation statement which is part of the registration statement on Form S-4 relating to the consolidation fails to make adequate disclosure. The complaints seek money damages and injunctive relief preventing the proposed transaction. On April 3, 2012, plaintiffs moved for consolidation of the actions and for appointment of co-lead counsel. Defendants intend to consent to consolidation, and have no position with respect to appointment of co-lead counsel.

The Class Actions are in a very preliminary stage, with no responses to the complaints having been filed to date. The outcome of this litigation is uncertain, however, and as a result, the company may incur costs associated with defending or settling such litigation or paying any judgment if Defendants lose. In addition, the company may be required to pay damage awards or settlements. At this time, the company cannot reasonably assess the timing or outcome of this litigation, estimate the amount of loss, or assess its effect, if any, on the company’s financial statements. Defendants believe the Class Actions are baseless and intend to defend them vigorously.

There is a risk that other third parties will assert claims against the Defendants or the supervisor relating to this transaction, including, without limitation, that the supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the Defendants.

250 West 57th St. Associates L.L.C.

(A Limited Liability Company)

Condensed Balance Sheets

(Unaudited)

	March 31, 2012	December 31, 2011
Assets
Real Estate at 250-264 West 57th Street, New York, New York:
Building	$4,940,682	$4,940,682
Less: accumulated depreciation	(4,940,682)	(4,940,682)

	—	—

Building improvements	42,191,592	41,215,430
Less: accumulated depreciation	(6,604,397)	(6,334,722)

	35,587,195	34,880,708

Tenant improvements	2,702,193	2,702,193
Less: accumulated depreciation	(679,618)	(548,783)

	2,022,575	2,153,410

Land	2,117,435	2,117,435

Total real estate, net	39,727,205	39,151,553

Cash and cash equivalents	1,971,287	2,325,024
Due from Supervisor	60,000	60,000
Deferred costs	1,140,470	1,003,519
Other receivable	16,162	—
Leasing costs, less accumulated amortization of $794,464 in 2012 and $740,183 in 2011	1,471,800	795,274
Mortgage refinancing costs, less accumulated amortization of $1,342,413 in 2012 and $1,263,152 in 2011	885,407	964,668

Total assets	$45,272,331	$44,300,038

Liabilities and members’ deficiency
Liabilities:
Mortgages payable	$44,682,124	$44,935,520
Accrued mortgage interest	199,691	201,523
Payable to Lessee, a related party	5,300,082	3,576,129
Accrued supervisory fees, a related party	—	20,000
Accrued expenses	7,330	55,901
Due to supervisor	78,087	153,445

Total liabilities	50,267,314	48,942,518
Commitments and contingencies	—	—
Members’ deficiency (at March 31, 2012 and December 31, 2011, there were 720 units (at $5,000 per unit) of participation units outstanding)	(4,994,983)	(4,642,480)

Total liability and members’ deficiency	$45,272,331	$44,300,038

See notes to the condensed financial statements.

250 West 57th St. Associates L.L.C.

(A Limited Liability Company)

Condensed Statements of Operations

(Unaudited)

	For the Three Months Ended March 31,
	2012	2011
Revenue:
Basic minimum annual rent, from a related party	$866,236	$817,667
Advance of primary overage rent, from a related party	188,000	188,000

Total rent income	1,054,236	1,005,667
Dividend and interest income	185	251

Total revenue	1,054,421	1,005,918

Expenses:
Interest on mortgages	683,934	649,123
Supervisory services, to a related party	31,425	30,500
Depreciation of building and tenant improvements	400,510	365,504
Amortization of leasing costs	54,281	50,694
Professional fees	53,774	29,833
Miscellaneous	3,000	3,150

Total expenses	1,226,924	1,128,804

Net Loss	($172,503)	($122,886)

Earnings (loss) per $5,000 participation unit, based on 720 participation units outstanding during the period	($239.59)	($170.68)

Distributions per $5,000 participation unit consisted of the following:
Income	$-0-	$-0-
Return of capital	250.00	250.00

Total distributions	$250.00	$250.00

See notes to the condensed financial statements.

250 West 57th St. Associates L.L.C.

(A Limited Liability Company)

Condensed Statements of Members’ Deficiency

(Unaudited)

	For the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011
Members’ deficiency:
January 1, 2012	$(4,642,480)
January 1, 2011		$(4,821,116)
Add, net income (loss):
January 1, 2012 through March 31, 2012	(172,503)
January 1, 2011 through December 31, 2011		3,461,340

	(4,814,983)	(1,359,776)

Less, distributions:
Distributions January 1, 2012 through March 31, 2012	180,000
Distributions January 1, 2011 through December 31, 2011		720,000
Distribution, December 14, 2011		2,562,704

	180,000	3,282,704

Members’ deficiency at the end of the period	$(4,994,983)	$(4,642,480)

See notes to the condensed financial statements.

250 West 57th St. Associates L.L.C.

(A Limited Liability Company)

Condensed Statements of Cash Flows

(Unaudited)

	For the Three Months Ended March 31, 2012	For the Three Months Ended March 31, 2011
Cash flows from operating activities:
Net loss	($172,503)	($122,886)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of building and tenant improvements	400,510	365,504
Amortization of leasing costs	54,281	50,694
Amortization of mortgage refinancing costs	79,261	80,937
Changes in operating assets and liabilities:
Other receivable	(16,162)	(25,731)
Leasing costs paid	—	(86,631)
Change in due to Supervisor	(15,926)	—
Change in accrued mortgage interest	(1,832)	(838)
Change in accrued supervisory fees, a related party	(20,000)	(15,500)
Change in accrued expenses and other liabilities	(48,571)	(32,071)

Net cash provided by operating activities	259,058	213,478

Cash flows from investing activities:
Purchase of building and tenant improvements	—	(1,444,584)
Increase in payable to Lessee	16,984	1,531,214

Net cash provided by investing activities	16,984	86,630

Cash flows from financing activities:
Repayment of mortgages payable	(253,396)	(241,644)
Change in deferred costs	(196,383)	(59,721)
Distributions to Participants	(180,000)	(180,000)

Net cash used in financing activities	(629,779)	(481,365)

Net decrease in cash and cash equivalents	(353,737)	(181,257)
Cash and cash equivalents, beginning of period	2,325,024	1,513,152

Cash and cash equivalents, end of period	$1,971,287	1,331,895

Supplemental disclosure of cash flow information:
Cash paid for interest	$606,505	$569,025

Net cash used in investing activities excludes the increase of $976,162 in payable to Lessee for the period ended March 31, 2012.
Net cash used in financing activities excludes a decrease of $59,432 in Due to Supervisor for the period ended March 31, 2012.

See notes to the condensed financial statements.

Notes to Condensed Financial Statements (Unaudited)

Note A Interim Period Reporting

In the opinion of management, the accompanying unaudited condensed financial statements of 250 West 57th St. Associates L.L.C. (“Registrant”) reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of Registrant as of March 31, 2012 and its results of operations and cash flows for the three months ended March 31, 2012 and 2011. Information included in the condensed balance sheet as of December 31, 2011 has been derived from the audited balance sheet included in Registrant’s Form 10-K for the year ended December 31, 2011 (the “10-K”) previously filed with the Securities and Exchange Commission (the “SEC”). Pursuant to rules and regulations of the SEC, certain information and disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year. Accordingly, these unaudited condensed financial statements should be read in conjunction with the financial statements, notes to financial statements and the other information in the 10-K. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results to be expected for any interim period or the full year.

Note B Organization

Registrant is a New York limited liability company which was organized as a joint venture on May 25, 1953. On September 30, 1953, Registrant acquired fee title to the building known as 250 West 57th Street (the “Building”), formerly known as the Fisk Building, and the land thereunder located at 250-264 West 57th Street, New York, New York (collectively, the “Property”). On November 30, 2001, Registrant converted to a limited liability company under New York law and is now known as 250 West 57th St. Associates L.L.C. The conversion did not change any aspect of the assets and operations of Registrant other than to protect its Participants from future liability to a third party. Registrant’s members (“Members”) are Peter L. Malkin and Anthony E. Malkin (collectively, the “Agents”), each of whom also acts as an agent for holders of participations (“Participations”) in their respective member interests in Registrant (the “Participants”). The Members in Registrant hold senior positions at Malkin Holdings LLC (“Malkin Holdings” or the “Supervisor”), One Grand Central Place, 60 East 42nd Street, New York, New York, which provides supervisory and other services to Registrant and Lessee. See Note E below.

Note C Lease

Registrant does not operate the Property. Registrant leases the Property to Fisk Building Associates L.L.C. (the “Lessee”) under a long-term net operating lease dated May 1, 1954 (the “Lease”). In 1985, the Participants in Registrant consented to Registrant’s Agents granting Lessee four options to extend the Lease, in each case for an additional twenty-five year renewal period, the last expiring in 2103, all on the same terms as the original lease. The Agents intend to grant such options on behalf of Registrant, subject to Lessee’s compliance with such consents. Such options have been granted by the Agents and exercised by Lessee as to (a) the first renewal period from October 1, 2003 through September 30, 2028, and (b) the second renewal period from October 1, 2028 through September 30, 2053. The Participants in Registrant have consented to the granting of options to the Lessee to extend the lease for two additional 25-year renewal terms expiring in 2103. Lessee is a New York limited liability company whose members consist of, among others, Anthony E. Malkin and entities for the benefit of members of Peter L. Malkin’s and Anthony E. Malkin’s family.

Under the Lease, effective May 1, 1975, between Registrant and Lessee, basic annual rent (“Basic Rent”) was equal to mortgage principal and interest payments plus $28,000 for partial payment to Malkin Holdings for supervisory services. The lease modification dated November 17, 2000, and as further modified, between Registrant and Lessee provides that Basic Rent will be equal to the sum of $28,000 plus the installment payments for interest and amortization (not including any balloon payment due at maturity) currently payable on all mortgages. Basic Rent is payable in monthly installments on the first day of each calendar month in an amount

Notes to Condensed Financial Statements (Unaudited) (continued)

equal to $2,333.33 plus the projected debt service due on the mortgages on the first day of the ensuing calendar month (with a reconciliation to be made as soon as practicable thereafter). Basic Rent shall be adjusted on a dollar-for-dollar basis by changes in the annual debt service on the mortgages. See Note D.

Lessee is required to make a monthly payment to Registrant, as an advance against primary overage rent (“Primary Overage Rent”), of an amount equal to its operating profit for its previous lease year in the maximum amount of $752,000 per annum. Lessee currently advances $752,000 each year, which is recorded in revenues in monthly installments of $62,667 and permits Registrant to make regular monthly distributions at 20% per annum on the Participants’ remaining original cash investment (which remaining cash investment at March 31, 2012, was equal to the participants’ original cash investment of $3,600,000) and to pay $1,667 monthly to Supervisor as an advance of the additional payment (the “Additional Payment”).

Lessee is also required to make an annual payment to Registrant of secondary overage rent (“Secondary Overage Rent”) subsequent to September 30th of the amount representing 50% of the excess of the net operating profit (as defined) of the Lessee for the lease year ending September 30 over the Primary Overage Rent of $752,000, less the amount representing interest earned and retained by Registrant on funds borrowed for the building improvement program described below. It is not practical to estimate Secondary Overage Rent for the lease year ending on September 30 which would be allocable to the first nine months of the lease year until the Lessee, pursuant to the Lease, renders to Registrant a report on the operation of the Property. Registrant recognizes Secondary Overage Rent when earned from the Lessee, at the close of the lease year ending September 30 and records such amount in revenue in the three months ended September 30.
Rent income, earned from a related party, was $1,054,236 and $1,005,667 for the quarter ended March 31, 2012 and 2011, respectively.

For the lease year ended September 30, 2011, Lessee reported net operating profit of $9,452,901 after deduction of Basic Rent. Lessee paid Primary Overage Rent of $752,000 for that lease year prior to September 30, 2011 and Secondary Overage Rent of $4,350,339 subsequent to September 30, 2011. The Secondary Overage Rent of $4,350,339 represents 50% of the excess of the Lessee’s net operating profit of $9,452,901 over $752,000, less $111 representing interest earned and retained by Registrant on funds borrowed for the improvement program. As a result, the Secondary Overage Rent paid by the Lessee subsequent to September 30, 2011 of $4,350,339 plus $111 of interest income was available for distribution by the Registrant to the Participants. After deducting $1,500,000 for (i) fees relating to a proposed consolidation of Registrant, other public and private entities supervised by Malkin Holdings and Malkin Holdings and certain affiliated management companies into Empire State Realty Trust, Inc., a Maryland corporation which intends to qualify for U.S. tax purposes as a REIT, (ii) the increase in the supervisory fee to the Supervisor, (iii) accounting fees, (iv) general contingencies, (v) the Additional Payment to Supervisor of $284,745 (Item 11), and (vi) the annual New York State filing fees of $3,000, the balance of $2,562,705 was distributed by Registrant to the Participants on December 14, 2011.

As a result of its revenue recognition policy, rental income for the year ending December 31 includes the advances of Primary Overage Rent received from October 1 to December 31, but does not include any portion of Secondary Overage Rent based on the Lessee’s operations during that period.

Note D Mortgages

On December 29, 2004, a first mortgage (the “First Mortgage”) was placed on the Property in the amount of $30,500,000 with Prudential Insurance Company of America. At closing, $3,000,000 was drawn and the remaining $27,500,000 was drawn during 2005. These draws paid off the pre-existing first mortgage of $15,500,000 with Emigrant Savings Bank on September 1, 2005 and were used to finance capital improvements

Notes to Condensed Financial Statements (Unaudited) (continued)

as needed. The initial draw of $3,000,000 and all subsequent draws required constant equal monthly payments of interest only, at the rate of 5.33% per annum until January 5, 2007. Commencing February 5, 2007 Registrant is required to make monthly payments of $184,213 applied to interest and principal calculated on a 25-year amortization schedule. The balance of the First Mortgage is $27,029,718 at March 31, 2012. The First Mortgage matures on January 5, 2015 when the principal balance will be $24,754,972. The First Mortgage may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There is no prepayment penalty if the First Mortgage is paid in full during the last 90 days of the term.

On May 25, 2006, a second mortgage (the “Second Mortgage”) was placed on the Property in the amount of $12,410,000 with Prudential Insurance Company of America. At closing, $2,100,000 was drawn and the remaining $10,310,000 had been drawn as of March 5, 2009. The initial draw of $2,100,000 and all subsequent draws required constant equal monthly payments of interest only, at the rate of 6.13% per annum until March 5, 2009. Commencing April 5, 2009, Registrant is required to make monthly payments of $80,947 applied to interest and principal calculated on a 25- year amortization schedule. The balance of the Second Mortgage is $11,717,791 at March 31, 2012. The Second Mortgage matures on January 5, 2015 when the principal balance will be $10,961,870. The Second Mortgage may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There is no prepayment penalty if the Second Mortgage is paid in full during the last 60 days of the term.

On October 15, 2009, Registrant closed on a $21,000,000 line of credit from Signature Bank secured by a mortgage on the Property, subordinate to the existing senior mortgage debt held by Prudential Insurance Company of America in the original amount of $42,910,000, and to be used for capital improvements. At closing $934,616 was drawn, and an additional $5,000,000 used for improvements and tenanting costs was drawn on December 22, 2011. The balance of the line of credit was $5,934,616 at March 31, 2012. The Signature Bank loan requires payments of interest only and is co-terminus with the existing senior mortgage debt. The $21,000,000 loan from Signature Bank was modified effective as of January 10, 2012 to provide for a reduction in the fluctuating rate of interest from a floor of 6.50% to 4.25% and to a reduction in the fixed rate to the greater of (i) 4.75% instead of 6.50%, or (ii) 300 basis points above the weekly average yield on U.S. Treasury Securities adjusted to a maturity date closest to the mortgage maturity date. The loan was also modified to allow borrower to elect prepayment without any prepayment fees if the fixed interest rate were the greater of (i) 5.00% instead of 6.75%, or (ii) 300 basis points instead of 325 basis points, above the weekly average yield on U .S. Treasury Securities adjusted to a maturity date closest to the mortgage maturity date.

The estimated fair value of Registrant’s mortgage debt based on available market information is approximately $46,895,814 as of March 31, 2012. The fair value of borrowings is estimated by discounting the future cash flows using current interest rates at which similar borrowings could be made by us.

In 1999, the Participants in Registrant and the members in Lessee consented to a building improvement program (the “Program”) estimated to cost approximately $12,200,000. In 2004, the Participants and Lessee approved an increase in the Program from $12,200,000 to approximately $31,400,000 under substantially the same conditions as had previously been approved. To induce the Lessee to approve the Program, Registrant’s Participants authorized a grant to the Lessee, upon completion of the Program, of the right to further extensions of the Lease beyond 2103, based on the net present benefit to Registrant of the improvements made.

The Program for improvements was further increased in 2006 from $31,400,000 to up to $82,300,000, again on the basis that such increase would allow a further extension of the Lease based on the net present benefit to Registrant of the improvements made. The Participants in Registrant and the members in Lessee have approved increasing the financing from the total of $42,910,000 provided by the First and Second Mortgages to up to $63,900,000. As of March 31, 2012, Registrant had incurred or accrued costs related to the improvement program of $45,581,785 and estimated that costs upon completion will be approximately $82,300,000. The balance of the

Notes to Condensed Financial Statements (Unaudited) (continued)

costs of the Program will be financed primarily by the additional borrowings available under the $21,000,000 previously approved loan that closed on October 15, 2009 and Lessee’s operating cash flow. Amounts Payable to Lessee related to the program were $5,300,082 (of which $730,807 relate to unpaid leasing costs) and $3,576,129 as of March 31, 2012 and December 31, 2011, respectively.

Note E Supervisory Services

Registrant pays Supervisor for supervisory services and disbursements. The basic fee (the “Basic Payment”) had been payable at the rate of $40,000 per annum, payable $3,333 per month, since the fiscal year ended September 30, 1980. The Basic Payment was increased, with the approval of the Agents, by an amount equal to the increase in the Consumer Price Index since such date, resulting in an increase in the Basic Payment to $102,000 per annum effective July 1, 2010 to be adjusted annually for any subsequent increase in the Consumer Price Index. The fee is payable (i) not less than $2,333 per month, (ii) an additional $1,000 per month out of Primary Overage Rent payment and (iii) the balance out of available reserves from Secondary Overage Rent. Any deficiency in the portion of the fee payable from Primary or Secondary Overage Rent shall be payable out of Secondary Overage Rent in the next year in which Secondary Overage Rent is sufficient. The Agents also approved payment by Registrant, effective July 1, 2010, of the expenses in connection with regular accounting services related to maintenance of Registrant’s books and records. Such expenses were previously paid by Supervisor.

Registrant pays Supervisor an Additional Payment equal to 10% of all distributions to Participants in any year in excess of the amount representing a return to them at the rate 15% per annum on their remaining cash investment in Registrant (which remaining cash investment at March 31, 2012 was equal to the Participants’ original cash investment of $3,600,000). For tax purposes, such Additional Payment is recognized as a profits interest, and the Supervisor is treated as a partner, all without modifying each Participant’s distributive share of reportable income and cash distributions.

The basic supervisory services provided to Registrant by Supervisor include, but are not limited to, maintaining all of its entity and Participant records, performing physical inspections of the Building, providing or coordinating certain counsel services to Registrant, reviewing insurance coverage, conducting annual supervisory review meetings, receipt of monthly rent from Lessee, payment of monthly and additional distributions to the Participants, payment of all other disbursements, confirmation of the payment of real estate taxes, active review of financial statements submitted to Registrant by Lessee and financial statements audited by and tax information prepared by Registrant’s independent registered public accounting firm, and distribution of related materials to the Participants. Supervisor also prepares quarterly, annual and other periodic filings with the SEC and applicable state authorities.

Accrued supervisory fees, to a related party, were $0 and $20,000 at March 31, 2012 and December 31, 2011, respectively.

Registrant also pays Supervisor for other services at hourly rates. Pursuant to the fee arrangements described herein, Registrant incurred supervisory service fees of $31,425 and $30,500 for the three-month periods ended March 31, 2012 and 2011, respectively. No remuneration was paid during the three-month periods ended March 31, 2012 and 2011 by Registrant to either of the Members.

Reference is made to Note C above for a description of the terms of the Lease between Registrant and Lessee. The respective interest, if any, of the Members in Registrant and in Lessee arise solely from ownership of Participations in Registrant and of Member interests or participations in Lessee. The Members as such receive no extra or special benefit not shared on a pro rata basis with all other Participants in Registrant or members in Lessee. However, all of the Members hold senior positions at Supervisor (which supervises Registrant and Lessee) and, by reason of their interest in Supervisor, may receive income attributable to supervisory or other remuneration paid to Supervisor.

Notes to Condensed Financial Statements (Unaudited) (continued)

Note F Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure.

Note G Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, Financial Accounting Standards Board guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

We use the following methods and assumptions in estimating fair value disclosures for financial instruments.

Cash and cash equivalents, due from supervisor, other receivable, accrued mortgage interest, accrued supervisory fees, a related party, payable to lessee, a related party, due to supervisor, and accrued expenses: The carrying amount of cash and cash equivalents, due from supervisor, other receivable, accrued mortgage interest, accrued supervisory fees, a related party, payable to lessee, a related party, due to supervisor, and accrued expenses reported in our Condensed Balance Sheets approximates fair value due to the short maturity of these instruments.

Mortgages payable: The fair value of borrowings is estimated by discounting the future cash flows using current interest rates at which similar borrowings could be made to us.

The methodologies used for valuing financial instruments have been categorized into three broad levels as follows:

Level 1 - Quoted prices in active markets for identical instruments.

Level 2 - Valuations based principally on other observable market parameters, including:

Quoted prices in active markets for similar instruments;

Quoted prices in less active or inactive markets for identical or similar instruments;

Other observable inputs (such as risk free interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates); and

Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 - Valuations based significantly on unobservable inputs.

Valuations based on third-party indications (broker quotes or counterparty quotes) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.

Valuations based on internal models with significant unobservable inputs.

These levels form a hierarchy. We follow this hierarchy for our financial instruments measured at fair value on a recurring and nonrecurring basis and other required fair value disclosures. The classifications are based on the lowest level of input that is significant to the fair value measurement.

Notes to Condensed Financial Statements (Unaudited) (continued)

Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies as discussed in Fair Value Measurements. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The mortgages payable had an estimated fair value based on discounted cash flow models, based on Level 3 inputs, of approximately $46,895,814, compared to the book value of the related debt of $44,682,124, at March 31, 2012.

Disclosure about fair value of financial instruments is based on pertinent information available to us as of March 31, 2012. Although we are not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Note H Offering Costs

Through March 31, 2012 we have incurred external offering costs of $1,140,470, of which we have incurred $136,951 and $59,721 for the three month periods ended March 31, 2012 and 2011, respectively, and are reflected as deferred costs on Registrant’s Condensed Balance Sheets. Such costs are comprised of accounting fees, legal fees, and other professional fees. Such costs have been deferred and shall be recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. $68,239 of these costs are in Due to Supervisor at March 31, 2012. Additional offering costs for work done by employees of the Supervisor of $23,024 and $12,333 for the quarter ended March 31, 2012 and 2011, respectively, were incurred and advanced by the Supervisor and have been reimbursed to the Supervisor by the entities to be included in the consolidation.

Appendix A

DRAFT FORM OF OPINION LETTER PROPOSED TO BE DELIVERED. THIS FORM OF OPINION LETTER REMAINS SUBJECT TO DUFF & PHELPS’ REVIEW AND APPROVAL AND ALSO REMAINS SUBJECT TO CHANGE BASED UPON, AMONG OTHER THINGS, MARKET CONDITIONS AT THE TIME OF REQUESTED DELIVERY

Malkin Holdings LLC Each of the Partnerships referred to herein One Grand Central Place 60 East 42nd Street New York, NY 10165-3003	, 201

Ladies and Gentlemen:

Malkin Holdings LLC (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as independent financial advisor to the Company and on its behalf to each of the Partnerships (as herein defined) and to provide an opinion (the “Opinion”) to the Company, its officers, managers and members and each of the Partnerships as of the date hereof as to the fairness, from a financial point of view, to each of the Partnerships and the holders of membership interests or partnership interests, holders of participation and subparticipation interests in the membership interests held by the agents, and partners, members and shareholders of entities which directly or indirectly hold interests in the Partnerships (the “Investors”), of the allocation of Consideration (as herein defined) (i) among the Partnerships, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc. and Malkin Construction Corp. (collectively, the “Management Companies”) and the Company, and (ii) to the Investors in the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular Investor other than in its capacity as an Investor in the Partnerships).

Description of the Proposed Transaction

The Proposed Transaction involves the consolidation of certain office and retail properties in Manhattan and the New York City metropolitan area owned by the Partnerships (the “Properties”) into the operating partnership whose general partner is Empire State Realty Trust, Inc., (the “REIT”) conditioned, among other things, upon the closing of the initial public offering (the “IPO”) of the REIT’s Class A common stock. After the series of transactions in which the assets of the Partnerships will be consolidated into the REIT, the REIT will own, through direct and indirect subsidiaries, the assets of the Partnerships, and the assets of the Company and the Management Companies, that provide asset management and property management, leasing services, and construction services to the Partnerships and certain other parties. The REIT will issue to each of the participants in certain of the Partnerships (other than certain affiliates of the Company) which are public reporting entities (the “Public LLCs” as listed in Exhibit A) either, at each participant’s option, a specified number of limited partnership interests in the operating partnership, or, at each participant’s option, shares of Class A common stock that the REIT expects to be listed on the New York Stock Exchange, or, to a limited extent, Class B common stock (the “Public LLC Consideration”). The REIT will issue to each of the participants in certain of the Partnerships which are private entities, affiliates of the Company which are participants in the Public LLCs and owners of the Company (the “Private Entities” as listed in Exhibit B, and together with the Public LLCs, the “Partnerships”) and the equity holders of the Management Companies, a specified number of limited partnership interests in the operating partnership of the REIT or, at each participant’s option, cash, to the extent available, subject to a cap for charitable organizations, or shares of Class A or, to a limited extent, Class B common stock in the REIT (the “Private Entity Consideration” and together with the Public LLC Consideration, the “Consideration”). We understand that the Company does not know which of the Private Entities or the Public LLCs will approve the

Proposed Transaction, and assuming the receipt of all necessary approvals, whether the REIT will acquire all of the properties from the Private Entities and the Public LLCs, or the exact composition of the REIT’s properties.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities, business, and real estate valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	draft of the consent solicitation in substantially the form intended to be sent to participants in the private entities;

b.	a draft of the private consent solicitation (the “Private Solicitation” and together with the S-4, the “Solicitations”) in substantially the form intended to be provided to the participants in the Private Entities;

c.	audited financial statements, or to the extent not available, unaudited financial statements, for the Partnerships, the Company, and the Management Companies for the year ended December 31, 2010 and unaudited financial statements for the Partnerships, the Company, and the Management Companies for the six months ended June 30, 2011, in each case, provided to us by management of the Company;

d.	historical operating and financial information including property-level financial data relating to the business, financial condition and results of operations of the Partnerships, the Properties, the Company, and the Management Companies, in each case, provided to us by management of the Company;

e.	other internal documents relating to the history, current operations, current budgets, and probable future outlook of the Partnerships, the Properties, the Company, and the Management Companies, including financial projections of the Company, and the Management Companies, in each case provided to us by management of the Company, and financial projections of the Partnerships and the Properties, which financial projections were (i) presented by Duff & Phelps based on the Information (as herein defined) provided by management of the Company and analysis performed by Duff & Phelps, and (ii) reviewed and approved by management of the Company;

f.	a letter dated , 201 from the management of the Company which made certain representations as to historical financial statements, financial projections and the underlying assumptions for the Properties, the Partnerships, the Company, and the Management Companies, the allocation of fee simple value among certain entities which are ground lessees or operating lessees, and the equity interest allocation worksheets for the Partnerships;

g.	other documents and information related to the Properties and prepared by management of the Company, including: floor plans, re-measurement projections, stacking plans, present market rental package including market rents and concessions, rent rolls, lease abstracts, property tax cards, capital expenditure projections, stabilization estimates for the Properties, and Argus files and operating expense estimates (collectively, the “Information”);

h.	organizational and related documents of the Partnerships; and

2.	The schedule setting forth the allocation of Consideration among participants within each Partnership (the “Allocation Schedule”) provided to us by management of the Company.

3.	Discussed the information referred to above and the background, other elements of the Proposed Transaction, conditions in property markets, conditions in the market for sales or acquisitions of properties similar to the Properties, current and projected operations and performance, financial condition, and future prospects of the Properties, the Company, and the Management Companies with the management of the Company, and professionals from Pearson Partners, Inc. and CBRE Group, Inc., both as representatives of a significant investor in certain partnerships;

4.	Reviewed the historical trading price and trading volume of the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	With respect to the Company and the Management Companies, performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, and an analysis of selected public companies that Duff & Phelps deemed relevant;

6.	With respect to the Properties and the Partnerships, conducted independent valuations using generally accepted valuation and analytical techniques that Duff & Phelps deemed relevant;

7.	Performed site visits for each of the Properties, with the exception of the properties located in Westport, CT at 69-97 Main Street and 103-107 Main Street; and

8.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of the Information, and all other information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify any of the Information or such information;

2.	Relied upon the fact that the Company has been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts, projections, the Information, and the Investor allocation schedules furnished to Duff & Phelps were reasonably prepared and based upon the best information currently available to, and the good faith judgment of, the person furnishing the same;

4.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the factual statements concerning the Partnerships and Properties made in the Solicitations do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, financial condition, business, or prospects of the Partnerships, the Properties, the Company or the Management Companies since the date of the most recent financial statements and other information made available to Duff & Phelps;

8.

Made no investigation of, and assumed no responsibility for, the legal description or for legal matters including title or encumbrances. Title to the Properties is assumed to be good and marketable unless otherwise stated. The Properties are further assumed to be free and clear of liens, easements, encroachments and other encumbrances unless otherwise stated, and all improvements are assumed to lie within property boundaries;

9.	Assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been, or can readily be obtained, or renewed for any use on which the value estimates provided in this report are based;

10.	Assumed full compliance with all applicable federal, state and local zoning, use, occupancy, environmental, and similar laws and regulations, unless otherwise stated;

11.	Assumed responsible ownership and competent property management;

12.	Assumed areas and dimensions of the Properties were obtained from sources believed to be reliable. No independent surveys were conducted;

13.	Assumed there are no hidden or unapparent conditions of the Properties, subsoil, or structures that affect value. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them;

14.	No soil analysis or geological studies were ordered or made in conjunction with Duff & Phelps’ analysis, nor was an investigation made of any water, oil, gas, coal, or other subsurface mineral and use rights or conditions;

15.	Duff & Phelps was not engaged nor are we qualified to detect the existence of hazardous material, which may or may not be present on or near the Properties. The presence of potentially hazardous substances may affect the value of the Properties. The value estimate herein is predicated on the assumption that there is no such material on, in, or near the Property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them;

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. Duff & Phelps has not made a specific compliance survey and analysis of the Properties to determine whether or not they are in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property along with a detailed study of ADA requirements could reveal that the property is not in compliance with the ADA. If so, this would have a negative effect on the property value. Duff & Phelps was not furnished with any compliance surveys or any other documents pertaining to this issue and therefore did not consider compliance or noncompliance with the ADA requirements when estimating the value of the property;

17.	Assumed that each of the Partnerships will consent to the Proposed Transaction, and that the REIT will acquire all of assets and liabilities of the Partnerships, the Company, and the Management Companies (other than certain specified excluded assets);

18.	Assumed at the direction of the Company that, for the purposes of its analysis, the value of each form of Consideration (limited partnership interests in the operating partnership of the REIT, cash, or shares of Class A or Class B common stock in the REIT) is equivalent;

19.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Solicitations without any amendments thereto or any waivers of any terms or conditions thereof; and

20.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the REIT, the Company, or the Management Companies.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff &

Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters many of which are beyond the control of any party involved in the Proposed Transaction. In rendering its opinion as to the fairness from a financial point of view of the allocation of Consideration to the Investors in the Proposed Transaction, Duff & Phelps relied on information provided by the management of the Company concerning the terms of the constituent documents of the Partnerships which are applicable to distributions of capital proceeds to the Investors.

Duff & Phelps has prepared the valuation of the Properties, the Partnerships, the Company, and the Management Companies as of July 1, 2011 and assumes (i) no responsibility for changes in market conditions and (ii) no obligation to revise its analysis to reflect any such changes which occurred subsequent to July 1, 2011. This Opinion is effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Properties, the Company, or the Management Companies, or (ii) advise the Company or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of REIT, including the price at which the Class A common stock or any other securities of the Company or the operating partnership may trade at any time, or, except as set forth in the valuation analysis, any particular Property, the Company or the Management Companies, either before or after the completion of the Proposed Transaction or the IPO. In this regard, this Opinion addresses the relative percentage of the Consideration that each of the Partnerships, the Management Companies and the Company is to receive in the Proposed Transaction, and not the market price or value of the Consideration upon completion of the Proposed Transaction and the IPO. This Opinion is based on its valuation analyses of the Properties, the Partnerships, the Company, and the Management Companies as of June 30, 2011. Our analysis did not take into account (i) any potential incremental value attributable to the portfolio of assets taken as a whole after giving effect to the Proposed Transaction; and (ii) the effects of variations in aggregate values attributed to the portfolio assets after giving effect to the Proposed Transaction on relative values of such portfolio assets. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

This Opinion is for the information of the Company, its officers, managers and members and the Partnerships in connection with their consideration of the Proposed Transaction and will be furnished to Investors in the Partnerships pursuant to the Solicitations and will be filed pursuant to the Form S-4 and may not be used for any other purpose without our prior written consent. The basis and methodology for this Opinion have been designed specifically for the express purposes of the Company, the Management Companies and the Partnerships and may not translate to any other purposes. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction, (ii) is not a recommendation as to how the Investors should vote or act with respect to any matters relating to the Proposed Transaction, and (iii) does not address whether the Investors should elect to receive Class A common stock, limited partnership interests in the operating partnership, or cash, or whether to proceed with the Proposed Transaction or any related transaction. The ultimate decision to participate in the Proposed Transaction or any related transaction must be made by each Partnership and will need to take into account factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated September 27, 2010 (the “Engagement Letter”).

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Company, its officers, managers and members and the Partnerships and will receive a fee for its services and indemnification. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Company that it is prepared to deliver its Opinion. Other than this engagement, and a valuation advisory engagement prepared in connection with the Proposed Transaction for which customary fees, expense reimbursement, and indemnification were received, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof that the allocation of Consideration (i) among the Partnerships, the Management Companies and the Company in the Proposed Transaction is fair, from a financial point of view, to each of the Partnerships and each of the Investors, and (ii) to the Investors in the Proposed Transaction is fair, from a financial point of view, to each of the Investors (without giving effect to any impact of the Proposed Transaction on any particular Investor other than in its capacity as an Investor in the Partnerships).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

DRAFT

Exhibit A—Public LLCs

Empire State Building Associates L.L.C.

60 East 42nd St. Associates L.L.C.

250 West 57th St. Associates L.L.C.

Exhibit B—Private Entities

Empire State Building Company L.L.C.

Lincoln Building Associates L.L.C.

Fisk Building Associates L.L.C.

1333 Broadway Associates L.L.C.

1350 Broadway Associates L.L.C.

Marlboro Building Associates L.L.C.

Seventh & 37th Building Associates L.L.C.

501 Seventh Avenue Associates L.L.C.

Soundview Plaza Associates II L.L.C.

East West Manhattan Retail Portfolio L.P.

One Station Place, Limited Partnership

New York Union Square Retail L.P.

Westport Main Street Retail L.L.C.

Fairfax Merrifield Associates L.L.C.

Merrifield Apartments Company L.L.C.

First Stamford Place L.L.C.

1185 Swap Portfolio L.P.

Fairfield Merrittview Limited Partnership

500 Mamaroneck Avenue L.P.

[112 West 34th Street Company L.L.C.

112 West 34th Street Associates L.L.C.

1400 Broadway Associates L.L.C].1

B.B.S.F., L.L.C.

1	Note: these properties would be covered by the Opinion only if the litigations involving these properties are resolved and these properties will be acquired as part of the consolidation.

Appendix B

Prepared For Malkin Holdings LLC One Grand Central Place 60 E 42nd Street New York, NY 10165-3003	Prepared by Duff & Phelps, LLC July 1, 2011

Ladies and Gentlemen:

The following valuation information relates to the properties, LLC’s and private entities (the “Properties”). The following information is not to be construed as an appraisal report.

The Properties are comprised of a mix of office and retail properties and one vacant land parcel, identified as follows:

IDENTIFICATION OF SUBJECT PROPERTIES

Property	Property Type	Address	City	State
The Empire State Building	Office	350 Fifth Avenue	New York	NY
One Grand Central Place	Office	60 East 42nd Street	New York	NY
First Stamford Place	Office	First Stamford Place	Stamford	CT
250 West 57th Street	Office	250 West 57th Street	New York	NY
112-122 W 34th Street	Office	112 West 34th Street	New York	NY
1359 Broadway	Office	1359 Broadway	New York	NY
1350 Broadway	Office	1350 Broadway	New York	NY
1333 Broadway	Office	1333 Broadway	New York	NY
501 Seventh Avenue	Office	501 Seventh Avenue	New York	NY
1400 Broadway	Office	1400 Broadway	New York	NY
Metro Center	Office	One Station Place	Stamford	CT
500 Mamaroneck Avenue	Office	500 Mamaroneck Avenue	Harrison	NY
10 Bank Street	Office	10 Bank Street	White Plains	NY
383 Main Avenue	Office	383 Main Avenue	Norwalk	CT
10 Union Square	Retail	10 Union Square East	New York	NY
1010 Third Avenue	Retail	1010 Third Avenue	New York	NY
1542 Third Avenue	Retail	1542 Third Avenue	New York	NY
77 West 55th Street	Retail	77 West 55th Street	New York	NY
69-97 Main Street	Retail	69-97 Main Street	Westport	CT
103-107 Main Street	Retail	103-107 Main Street	Westport	CT
Stamford, CT Land	Land	Station Place	Stamford	CT

DATE OF VALUATION

The date of valuation for the Properties is July 1, 2011.

VALUE DEFINITION

Market Value is defined by the Appraisal of Real Estate, Thirteenth Edition, as follows:

“The most probable price, as of a specified date, in cash, or in terms equivalent to cash, or in other precisely revealed terms, for which the specified property rights should sell after reasonable exposure in a competitive market under all conditions requisite to fair sale, with the buyer and seller each acting prudently, knowledgeably and for self-interest, and assuming that neither is under undue duress.”

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The property rights being appraised for the Properties are the Fee Simple Interest, the Leased Fee Interest and the Leasehold Interest as of July 1, 2011.

The Fee Simple Interest is defined by the Appraisal of Real Estate, Thirteenth Edition, as follows:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by governmental powers of taxation, eminent domain, police power, and escheat.”

The Leased Fee Interest is defined by the Appraisal of Real Estate, Thirteenth Edition, as follows:

“The ownership interest held by the lessor, which includes the right to the contract rent specified in the lease plus the reversionary right when the lease expires.”

The Leasehold Interest is defined by the Appraisal of Real Estate, Thirteenth Edition, as follows:

“The right held by the lessee to use and occupy real estate for a stated term and under the conditions specified in the lease.”

VALUATION METHODOLOGY

In traditional valuation theory, the three approaches to estimating the value of an asset are the cost approach, sales comparison approach, and income capitalization approach. Each approach assumes valuation of the property at the property’s highest and best use. From the indications of these analyses, an opinion of value is reached based upon expert judgment within the outline of the appraisal process.

Income Approach

The income capitalization approach (“income approach”) simulates the reasoning of an investor who views the cash flows that would result from the anticipated revenue and expense on a property throughout its lifetime. The net income (“NOI”) developed in our analysis is the balance of potential income remaining after vacancy and collection loss, and operating expenses. This net income is then capitalized at an appropriate rate to derive an estimate of value or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis. Thus, two key steps are involved: (1) estimating the net income applicable to the subject and (2) choosing appropriate capitalization rates and discount rates.

The discounted cash flow (“DCF”) analysis focuses on the operating cash flows expected from the property and the anticipated proceeds of a hypothetical sale at the end of an assumed holding period. These amounts are then discounted to their present value. The discounted present values of the income stream and the reversion are added to obtain a value indication. Because benefits to be received in the future are worth less than the same benefits received in the present, this method weights income projected in the early years more heavily than the income and the sale proceeds to be received later.

We relied primarily on the DCF method to determine the Market Value of the operating Properties. We relied on the sales comparison approach to value the Stamford, CT land. However, we corroborated our results through an analysis of the implied capitalization rate for each property. We analyzed the implied capitalization rate based on the value determined via the DCF and the first several years of projected NOI (as defined above).

The income approach was relied upon in determining the Market Value of the Properties. This is the approach utilized by typical investors and other market participants in the local market of the Properties, and was therefore determined to be the most reliable indicator of Market Value.

Cost Approach

The cost approach considers the cost to replace the existing improvements, less accrued depreciation, plus the market value of the land. The cost approach is based on the understanding that market participants relate

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value to cost. The value of the property is derived by adding the estimated value of the land to the current cost of constructing a reproduction or replacement for the improvements and then subtracting the amount of depreciation in the structure from all causes. Profit for coordination by the entrepreneur is included in the value indication.

The cost approach was omitted from our analysis, as it is not an approach typically utilized by investors in the local market of the Properties. Additionally, a portion of the Properties are unique and historic buildings. The reproduction of the improvements would not be possible in many cases, and a replacement of the improvements would not necessarily constitute an adequate substitute, given their unique and historic nature.

Sales Comparison Approach

The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as price for comparable properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes. In conducting the sales comparison approach, we gather data on reasonably substitutable properties and makes adjustments for transactional and property characteristics. The resulting adjusted prices lead to an estimate of the price one might expect to realize upon sale of the property.

To value the Stamford, CT land, we relied on the sales comparison approach. The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as price for comparable properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes. In conducting the sales comparison approach, we gather data on reasonably substitutable properties and make adjustments for transactional and property characteristics. The resulting adjusted prices lead to an estimate of the price one might expect to realize upon sale of the property.

The sales comparison approach was considered but omitted from our analysis (with the exception of the Stamford, CT land), as the income approach was deemed to be a more reliable indicator of Market Value, as it is the typical approach utilized by investors in the local market of the Properties. Sales comparables were used to corroborate our value conclusions arrived at using the income approach.

Ground Lease and Operating Lease Methodology

The following table shows the individual properties that are subject to ground leases or operating leases:

Property	Ground Lease Type
The Empire State Building	Operating Lease with Private Entity
One Grand Central Place	Operating Lease with Private Entity
250 W 57th Street	Operating Lease with Private Entity
1350 Broadway	Third-Party
501 Seventh Avenue	Operating Lease with Private Entity

Four of the Properties listed above are subject to operating leases with a private entity. A subsidiary of Malkin Holdings LLC is supervisor to both the property owner or ground lessee with a third-party and the operating lessee.

One of the Properties listed above is subject to a “third-party” ground lease, which is a standard ground lease in which a third-party owns the land, and a subsidiary of the private entity is the lessee of the land and the owner of the building, until ground lease expiration when building ownership reverts back to the ground lessor. The private entity that is the ground lessee makes contractual ground rent payments to the third-party land owner for these properties.

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As some of the Properties are subject to operating leases, we determined the value for the private entity that is the property owner or ground lessee with a third-party and the private entity that is the operating lessee. In order to determine the Market Value of the land and building, we used the same discounted cash flow technique highlighted above to estimate the value of the unencumbered property. Secondly, we deducted the present value of the fixed rent payments. Lastly, we split the adjusted value evenly between the private entity that is the property owner or ground lessee with a third-party and the private entity that is the operating lessee.

The allocated exchange value was allocated 50% to the property owner and 50% to the operating lessee in a two tier entity instead of being allocated in accordance with discounted cash flow based on representations of the supervisor as to the original intent to treat the two tier entities as equivalent to a joint venture and the historical treatment of the two tier entities in this manner. The supervisor has represented that historically, agreements have been entered into to share capital expenditure and financing costs and the operating leases have been extended in connection therewith. As a result, the allocated exchange value has been allocated equally to the property owner and operating lessee, rather than in proportion to discounted cash flow, which would have resulted in a higher allocation to the property owner, which, in the case of Empire State Building Associates L.L.C. would have been significantly higher.

For the property subject to a third-party ground lease, we estimated the value of the private entity that is the ground lessee by calculating the present value of the future cash flows through the contractual term including all potential extensions noting that the reversion of the building would flow to the third-party ground lessor.

In applying the discounted cash flow technique, we estimated the operating results over a hypothetical 10-year holding period and assumed the Properties would be sold at the end of the final year for a price calculated by capitalizing the following year’s projected net operating income. We averaged the 11th, 12 and 13th years to account for any inconsistencies in cash flow. We then discounted the cash flows at a rate reflective of market conditions, bearing in mind the investment characteristics of the Properties. Lastly, we selected a terminal capitalization rate reflective of anticipated market conditions, the likely future condition of the Properties, and the uncertainty associated with estimates of future income and value.

Leased Fee Values

The above analysis considers the in-place ground leases at the Properties. As noted, we determined the Leased Fee values (assuming they are not subject to any in-place ground leases) for all properties before allocating the value to the various interests.

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The following table shows the Leased Fee values of the Properties (subject to no in-place ground leases):

Property	Leased Fee Value
The Empire State Building[2]	$2,520,000,000
One Grand Central Place[2]	687,000,000
First Stamford Place	258,000,000
250 West 57th Street[2]	316,000,000

Property	Leased Fee Value
112-122 W 34th Street[2]	$404,000,000
1359 Broadway	192,000,000
1350 Broadway[2]	215,000,000
1333 Broadway	189,000,000
501 Seventh Avenue[2]	159,000,000
1400 Broadway[2]	363,000,000
Metro Center	138,000,000
500 Mamaroneck Avenue	44,000,000
10 Bank Street	45,000,000
383 Main Avenue	40,000,000
10 Union Square	49,000,000
1010 Third Avenue[1]	56,000,000
1542 Third Avenue	32,000,000
77 West 55th Street	N/A
69-97 Main Street	25,000,000
103-107 Main Street	5,000,000
Stamford, CT Land	14,600,000

Notes:

[1]	Includes value for both 1010 Third Avenue and 77 West 55th Street.
[2]	Value assuming no in-place ground leases.

Market Rent

In estimating the market rental rates, we surveyed competitive properties in the neighborhood of the Properties, in addition to analyzing the recently signed leases at the Properties and conversations with owner’s management to provide an indication of market rent. We also utilized third party databases including CoStar, Loopnet, and Real Capital Analytics, in addition to third party market reports from various brokerage houses (i.e. CBRE, Cushman Wakefield, Colliers, NAI, etc.) to provide an indication of market rent.

Market Rent Growth

Market rent growth was determined primarily through conversations with local market participants, taking into consideration how investors in the market of the Properties are modeling market rent growth. Market rent growth is primarily a function of location, quality, and property type. The projected market rent growth for the New York City properties is 0.0 percent growth in year 1, 5.0 percent growth in years 2-4, and 3.0 percent growth thereafter. The projected market rent growth for the suburban properties is 0.0 percent growth in year 1, and 3.0 percent growth thereafter.

Vacancy and Collection Loss

We held conversations with management and local market participants to estimate downtime, renewal probability and stabilized occupancy. Additionally, we assumed different stabilized occupancies and downtime for each property. The downtime, renewal probability, and stabilized occupancies are primarily a function of location, quality, and use (i.e. office vs. retail).

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Operating Expense Analysis

Current and historical expenses constitute a guide for estimating future expenses. Not included among projected annual expenses for appraisal purposes are depreciation reserves, mortgage charges, income tax, corporation tax and capital additions.

In estimating the individual expense categories for the Properties, we looked at historical expenses from 2007 to 2010, year-to-date expenses as of June 30, 2011, as well as management’s budget for 2011. We also held discussions with management regarding their expense budget. Additionally we spoke to other market participants to aid in properly estimating projected expenses. We placed primary reliance on management’s 2011 budget, and considered historicals as applicable, while corroborating our expense estimates with estimates from the Building Owners and Managers Association (“BOMA”) and through conversations with local market participants.

Capital Expenditures—We were provided specific 10 year capital expenditure projections for each property by management. These 10 year projections were the basis for the capital expenditure projections utilized in our analysis.

Cash Flow Forecast

In applying the DCF technique, we estimated the operating results over a hypothetical holding period. We assumed the property would be sold at the end of the final year for a price calculated by capitalizing the projected following year’s net income. We averaged the 11th, 12th and 13th years to account for any inconsistencies in cash flow. We then discounted the cash flows at a rate reflective of market conditions as of the Valuation Date, bearing in mind the investment characteristics of the Properties. We selected a terminal capitalization rate reflective of anticipated market conditions, the likely future condition of the Properties, and the uncertainty associated with estimates of future income and value.

Discount Rate

A discount rate is an interest rate used to convert future payments or receipts into present value. The discount rate may or may not be the same as the internal rate of return (“IRR”) or yield rate depending on how it is extracted from the market and/or used in the analysis. The discount rates noted in this section are unlevered. If the discount rate is lower, the present value of the net operating income will be higher.

We considered conversations with investors and local market participants (institutional investors, publically listed real estate companies/REITs, and other privately held real estate companies), as well as third-party surveys in determining the discount rate. The discount rates were determined on a property by property basis. The discount rates utilized in our analysis are primarily function of property type, location, quality, projected net operating income growth during the holding period, projected capital expenditures during the holding period, and current occupancy.

B-6

The following table shows the various discount rates used in our analysis:

Property	Discount Rate
The Empire State Building	7.25%
One Grand Central Place	7.25%
First Stamford Place	8.75%
250 West 57th Street	7.50%
112-122 W 34th Street	8.75%
1359 Broadway	8.75%
1350 Broadway	8.75%
1333 Broadway	8.75%
501 Seventh Avenue	8.75%
1400 Broadway	8.75%
Metro Center	8.50%
500 Mamaroneck Avenue	9.25%
10 Bank Street	9.00%

Property	Discount Rate
383 Main Avenue	9.25%
10 Union Square	7.00%
1010 Third Avenue	7.00%
1542 Third Avenue	7.00%
77 West 55th Street	7.00%
69-97 Main Street	7.50%
103-107 Main Street	7.50%
Stamford, CT Land	N/A

Terminal Capitalization Rate

The terminal capitalization rates were also determined on a property by property basis. The terminal capitalization rates utilized in our analysis are primarily a function of property type, location, quality, projected net operating income growth during the holding period, projected capital expenditures during the holding period, and current occupancy. If the terminal capitalization rate is lower, the terminal value of the property will be higher.

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The following table shows the various terminal capitalization rates used in our analysis:

Property	Terminal Capitalization Rate
The Empire State Building	6.00%
One Grand Central Place	6.00%
First Stamford Place	7.00%
250 West 57th Street	6.25%
112-122 W 34th Street	6.75%
1359 Broadway	6.75%
1350 Broadway	6.75%
1333 Broadway	6.75%
501 Seventh Avenue	6.75%
1400 Broadway	6.75%
Metro Center	7.00%
500 Mamaroneck Avenue	7.25%
10 Bank Street	7.25%
383 Main Avenue	7.25%
10 Union Square	6.00%
1010 Third Avenue	6.00%
1542 Third Avenue	6.00%
77 West 55th Street	6.00%
69-97 Main Street	6.25%
103-107 Main Street	6.25%
Stamford, CT Land	N/A

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Summary of Values

The estimated Market Value of the various entities within scope as of the Valuation Date is as follows:

Entity(1)	Entity Type	Appraised Property Value	Present Value of Base Rent(2)	Appraised Entity Value(3)
Empire State Building		$2,520,000,000	($81,000,000)
Empire State Building Associates L.L.C.	Property Owner			$1,300,500,000
Empire State Building Company L.L.C.	Operating Lessee			$1,219,500,000

Total				$2,520,000,000

One Grand Central Place		$687,000,000	($14,000,000)
60 East 42nd St. Associates L.L.C.	Property Owner			$350,500,000
Lincoln Building Associates L.L.C.	Operating Lessee			$336,500,000

Total				$687,000,000

250 West 57th St.		$316,000,000	($10,000,000)
250 West 57th St. Associates L.L.C.	Property Owner			$163,000,000
Fisk Building Associates L.L.C.	Operating Lessee			$153,000,000

Total				$316,000,000

1333 Broadway
1333 Broadway Associates L.L.C.	Fee Simple	$189,000,000	$0	$189,000,000

1350 Broadway
1350 Broadway Associates L.L.C.	Operating Lessee	$186,000,000	$0	$186,000,000

1359 Broadway
Marlboro Building Associates L.L.C.	Fee Simple	$192,000,000	$0	$192,000,000

501 Seventh Avenue		$159,000,000	($4,000,000)
Seventh & 37th Building Associates L.L.C.	Property Owner			$81,500,000
501 Seventh Avenue Associates L.L.C.	Operating Lessee			$77,500,000

Total				$159,000,000

69-97 Main Street
Soundview Plaza Associates II L.L.C.	Fee Simple	$25,000,000	$0	$25,000,000

1010 Third Avenue and 79 West 55th Street
East West Manhattan Retail Portfolio L.P.	Fee Simple	$56,000,000	$0	$56,000,000

Metro Center
One Station Place, Limited Partnership	Fee Simple	$138,000,000	$0	$138,000,000

10 Union Square
New York Union Square Retail L.P.	Fee Simple	$49,000,000	$0	$49,000,000

103-107 Main Street
Westport Main Street Retail L.L.C.	Fee Simple	$5,000,000	$0	$5,000,000

First Stamford Place		$258,000,000	$0
Fairfax First Stamford SPE L.L.C.	Fee Simple			$80,444,400
Merrifield First Stamford SPE L.L.C.	Fee Simple			$80,444,400
First Stamford Place SPE L.L.C.	Fee Simple			$97,111,200

Total		$258,000,000	$0	$258,000,000

10 Bank Street
1185 Swap Portfolio L.P.	Fee Simple	$45,000,000	$0	$45,000,000

1542 Third Avenue
1185 Swap Portfolio L.P.	Fee Simple	$32,000,000	$0	$32,000,000

383 Main Ave
Fairfield Merrittview Limited Partnership	Fee Simple	$40,000,000	$0	$40,000,000

500 Mamaroneck Ave
500 Mamaroneck Avenue L.P.	Fee Simple	$44,000,000	$0	$44,000,000

B.B.S.F., L.L.C.		$14,600,000	$0	$14,600,000
Total		$4,955,600,000		$4,955,600,000

(1)	Excludes three private entities which are the ground lessees and an operating lessee of two properties that are supervised by the supervisor, having an appraised value of $715,100,000. The operating partnership has entered into option agreements pursuant to which it has the option to acquire their property interests upon the final resolution of certain ongoing litigation with respect to these properties. The appraised values of such properties are the appraised values the properties would have had if the litigation is resolved, and were determined on a basis consistent with the exchange values of the subject LLCs and the private entities.
(2)	Represents the present value of the base operating lease payments from the operating lessee to the fee owner.
(3)	Value of the Leased Fee and Leasehold is shown before the allocation of mortgage obligations, cash for improvements, or other non-operating assets and liabilities

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Appendix C

Projections

Included below is a summary of projections that were utilized by the independent valuer in making its fairness determination and were material to determining the exchange value and allocating consideration in the consolidation. The appraisal process undertaken by the independent valuer was conducted solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation. The projections were prepared solely for this purpose and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon in determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Neither the subject LLCs nor the supervisor as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and the supervisor is especially reluctant to disclose projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, the independent valuer, for the purpose of preparation of the exchange values and its fairness opinion, used (A) financial projections of the properties owned by the subject LLCs and private entities for the period from the year ending June 30, 2012 to the year ending June 30, 2024, which were finalized in November 2011, and (B) financial projections of the supervisor and the other management companies for the period from the year ending December 31, 2011 to the year ending December 31, 2020, which were finalized in November 2011. The projections with respect to the properties were presented by the independent valuer based on the information provided by management of the supervisor and analysis performed by the independent valuer and reviewed and approved by management of the supervisor, and the projections with respect to the management companies were each prepared by the supervisor.

These projections were not prepared in accordance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus/consent solicitation are cautioned not to place undue reliance on the prospective financial information. Neither the company’s independent registered public accounting firm nor any other independent accountants have examined, compiled or otherwise applied procedures to the projections presented herein or express an opinion or any other form of assurance on them. The summary of the projection is being included in this prospectus/consent solicitation solely because the projections were used by the independent valuer in connection with the determination of exchange values and the allocation of consideration in the consolidation.

The projections were based on numerous assumptions that may prove to be wrong. Important factors that may affect actual results and cause the projections to not be achieved include, but are not limited to, risks and uncertainties relating to the company and other factors described under “Risk Factors” and “Forward-Looking Statements.” The projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the projections. Accordingly, there can be no assurance that the projections will be realized.

Certain of the prospective financial information set forth herein may be considered non-U.S. GAAP financial measures. The independent valuer believed this information could be useful in valuing the properties. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures may not be comparable to similarly titled amounts used by other companies.

The inclusion of the summary of the projections in this prospectus/consent solicitation should not be regarded as an indication that any of the company, the subject LLCs or the supervisor or their respective affiliates, advisors or representatives considered the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the company, the subject LLCs or the supervisor or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the company, the supervisor and the subject LLCs intend to make publicly available any update or other revision to the projections. None of the company, the supervisor and the subject LLCs or their respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any participant or other person regarding the company’s or the subject LLCs ultimate performance compared to the information contained in the projections or that forecasted results will be achieved. None of the subject LLCs, the private entities, the management companies or any of their affiliates has made any representation to the company concerning the projections.

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	112 West 34th Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	27,194,550	28,453,308	29,074,851	31,205,707	35,152,742	50,037,546	52,198,479	53,634,293	54,798,012	56,027,985	58,590,971	60,598,162	62,247,540
Absorption & Turnover Vacancy	(2,584,107)	(1,293,788)	(406,658)	(552,712)	(2,776,648)	(673,448)	(1,645,884)	(126,960)	(318,995)	(245,212)	(817,204)	(988,261)	(520,032)
Base Rent Abatements	(1,446,480)	(1,110,443)	(529,570)	(1,179,648)	(2,186,395)	(2,378,483)	(2,222,270)	(307,502)	(318,092)	(320,415)	(1,130,563)	(1,198,317)	(433,727)

Scheduled Base Rental Revenue	23,163,963	26,049,077	28,138,623	29,473,347	30,189,699	46,985,615	48,330,325	53,199,831	54,160,925	55,462,358	56,643,204	58,411,584	61,293,781
CPI & Other Adjustment Revenue	649,389	749,457	1,018,328	1,182,105	1,279,507	1,322,567	644,363	344,088	392,520	449,477	76,504	—	—
Expense Reimbursement Revenue
Real Estate Taxes	782,197	1,028,293	1,332,755	1,507,952	1,578,668	1,231,268	1,068,278	1,156,041	1,425,075	1,677,175	1,740,613	1,719,089	1,781,660
Operating Expenses	37,814	36,122	37,205	64,294	137,501	239,017	333,677	500,757	716,034	914,504	1,105,718	1,196,704	1,319,558

Total Reimbursement Revenue	820,011	1,064,415	1,369,960	1,572,246	1,716,169	1,470,285	1,401,955	1,656,798	2,141,109	2,591,679	2,846,331	2,915,793	3,101,218
Electric & Fuel Recovery	1,963,799	2,153,193	2,282,345	2,357,039	2,367,494	2,543,036	2,569,665	2,739,995	2,816,143	2,907,593	2,962,428	3,044,865	3,159,300
Other	339,510	354,814	367,989	379,273	388,289	404,034	414,209	430,291	442,964	456,526	468,951	482,767	498,155

Total Potential Gross Revenue	26,936,672	30,370,956	33,177,245	34,964,010	35,941,158	52,725,537	53,360,517	58,371,003	59,953,661	61,867,633	62,997,418	64,855,009	68,052,454
General Vacancy	—	—	(600,860)	(512,789)	—	(928,522)	(4,308)	(1,627,979)	(1,489,185)	(1,618,173)	(1,097,234)	(987,037)	(1,537,143)
Collection Loss	(269,367)	(303,709)	(331,774)	(349,640)	(359,411)	(527,255)	(533,604)	(583,712)	(599,535)	(618,676)	(629,975)	(648,550)	(680,523)

Effective Gross Revenue	26,667,305	30,067,247	32,244,611	34,101,581	35,581,747	51,269,760	52,822,605	56,159,312	57,864,941	59,630,784	61,270,209	63,219,422	65,834,788
Operating Expenses
Insurance	313,610	323,019	332,710	342,690	352,969	363,560	374,467	385,701	397,271	409,189	421,466	434,111	447,132
Real Estate Taxes	4,900,729	5,227,317	5,557,116	5,890,152	6,165,861	6,427,771	6,739,213	7,059,560	7,389,097	7,728,121	8,015,165	8,248,860	8,489,565
Repairs and Maintenance	1,254,441	1,292,076	1,330,836	1,370,763	1,411,885	1,454,244	1,497,868	1,542,805	1,589,090	1,636,764	1,685,865	1,736,440	1,788,536
Security	250,889	258,415	266,167	274,152	282,376	290,847	299,574	308,561	317,818	327,351	337,174	347,287	357,707
Utilities	2,352,078	2,422,641	2,495,318	2,570,180	2,647,284	2,726,703	2,808,505	2,892,759	2,979,543	3,068,928	3,160,996	3,255,827	3,353,499
Payroll	1,019,235	1,049,811	1,081,306	1,113,744	1,147,157	1,181,571	1,217,019	1,253,530	1,291,135	1,329,868	1,369,765	1,410,860	1,453,183
Professional Fees	1,489,649	1,074,000	703,000	724,091	745,811	768,188	791,232	814,969	839,420	864,600	890,540	917,255	944,772
Cleaning	1,646,455	1,695,849	1,746,723	1,799,125	1,853,101	1,908,693	1,965,952	2,024,932	2,085,681	2,148,251	2,212,696	2,279,079	2,347,452
Management Fee	333,342	375,840	403,057	426,271	444,772	640,872	660,282	701,992	723,311	745,385	765,878	790,243	822,934

Total Operating Expenses	13,560,428	13,718,968	13,916,233	14,511,168	15,051,216	15,762,449	16,354,112	16,984,809	17,612,366	18,258,457	18,859,545	19,419,962	20,004,780

Net Operating Income	13,106,877	16,348,279	18,328,378	19,590,413	20,530,531	35,507,311	36,468,493	39,174,503	40,252,575	41,372,327	42,410,664	43,799,460	45,830,008
Leasing & Capital Costs
Tenant Improvements	4,801,677	1,961,406	1,582,557	1,405,380	1,574,991	4,250,341	3,881,573	493,737	828,600	180,711	2,112,642	1,923,240	548,376
Leasing Commissions	1,215,745	1,013,951	668,072	697,278	5,774,405	2,075,111	2,227,646	324,559	429,843	232,865	1,079,311	1,315,850	369,528
PB PIO	177,099	—	—	—	—	—	—	—	—	—	—	—	—
Capital Improvements	3,201,777	1,355,119	440,462	269,975	3,299,758	4,001,175	783,418	38,500	71,207	71,206	—	—	—
Base Building Costs	320,000	350,200	84,872	622,855	483,969	568,044	1,205,993	233,676	126,677	287,051	—	—	—

Total Leasing & Capital Costs	9,716,298	4,680,676	2,775,963	2,995,488	11,133,123	10,894,671	8,098,630	1,090,472	1,456,327	771,833	3,191,953	3,239,090	917,904

Cash Flow Before Debt Service	3,390,579	11,667,603	15,552,415	16,594,925	9,397,408	24,612,640	28,369,863	38,084,031	38,796,248	40,600,494	39,218,711	40,560,370	44,912,104

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	One Grand Central Place Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	$57,630,132	$60,494,216	$63,507,032	$65,783,617	$68,096,442	$71,405,165	$76,071,153	$78,155,547	$80,133,679	$83,031,393	$88,805,105	$92,725,581	$95,778,280
Absorption & Turnover Vacancy	(6,390,133)	(4,396,781)	(2,795,508)	(2,154,123)	(864,779)	(1,648,699)	(1,814,931)	(1,657,649)	(1,887,306)	(1,833,899)	(2,895,264)	(3,068,806)	(2,242,004)
Base Rent Abatements	(3,135,083)	(2,350,223)	(1,464,571)	(1,287,453)	(756,801)	(1,306,547)	(1,226,051)	(1,327,047)	(1,318,043)	(1,376,557)	(2,967,768)	(2,634,255)	(1,706,106)

Scheduled Base Rental Revenue	48,104,916	53,747,212	59,246,953	62,342,041	66,474,862	68,449,919	73,030,171	75,170,851	76,928,330	79,820,937	82,942,073	87,022,520	91,830,170
Porters’ Wage Revenue	48,734	55,571	51,582
CPI & Other Adjustment	2,230,701	2,291,881	2,179,127	1,924,936	1,601,781	1,628,810	1,557,953	1,152,157	958,135	811,524	306,562	222,030	277,836
Expense Reimbursement Revenue	6,393,598	6,458,197	6,504,534	6,730,428	7,416,191	8,053,832	8,300,070	8,707,675	9,036,742	9,364,790	9,049,040	8,815,451	8,984,643
Miscellaneous Income	936,992	965,102	994,055	1,023,876	1,054,593	1,086,231	1,118,817	1,152,382	1,186,953	1,222,562	1,259,239	1,297,016	1,335,927
Carryover Electric	1,672,149	1,520,149	1,370,149	1,216,149	1,070,049	920,149	770,149	620,149	470,149	320,149	170,149	—	—

Total Potential Gross Revenue	59,387,090	65,038,112	70,346,400	73,237,430	77,617,476	80,138,941	84,777,160	86,803,214	88,580,309	91,539,962	93,727,063	97,357,017	102,428,576
General Vacancy				(107,624)	(1,489,689)	(804,930)	(782,832)	(996,177)	(826,722)	(967,317)	(3,406)		(898,113)
Collection Loss	(593,871)	(650,381)	(703,464)	(732,374)	(776,175)	(801,389)	(847,772)	(868,032)	(885,803)	(915,400)	(937,271)	(973,570)	(1,024,286)

Effective Gross Revenue	58,793,219	64,387,731	69,642,936	72,397,432	75,351,612	78,532,622	83,146,556	84,939,005	86,867,784	89,657,245	92,786,386	96,383,447	100,506,177

Operating Expenses
Payroll	1,974,908	2,034,155	2,095,180	2,158,035	2,222,776	2,289,460	2,358,143	2,428,888	2,501,754	2,576,807	2,654,111	2,733,735	2,815,747
Cleaning	4,030,425	4,151,338	4,275,878	4,404,154	4,536,279	4,672,367	4,812,538	4,956,914	5,105,622	5,258,790	5,416,554	5,579,051	5,746,422
Utilities	5,508,248	5,673,495	5,843,700	6,019,011	6,199,582	6,385,569	6,577,136	6,774,450	6,977,684	7,187,014	7,402,625	7,624,703	7,853,445
Security	1,025,000	1,055,750	1,087,423	1,120,045	1,153,647	1,188,256	1,223,904	1,260,621	1,298,439	1,337,393	1,377,514	1,418,840	1,461,405
Repairs & Maintenance	2,512,298	2,369,000	2,440,070	2,513,272	2,588,670	2,666,330	2,746,320	2,828,710	2,913,571	3,000,978	3,091,008	3,183,738	3,279,250
Management Fee	587,932	643,877	696,429	723,974	753,516	785,326	831,466	849,390	868,678	896,572	927,864	963,834	1,005,062
Professional Fees/Admin	1,571,866	1,260,000	1,297,800	1,336,734	1,376,836	1,418,141	1,460,685	1,504,506	1,549,641	1,596,130	1,644,014	1,693,335	1,744,135
Real Estate Taxes	11,245,488	11,454,662	11,665,652	11,878,470	12,192,599	12,614,408	13,051,043	13,503,026	13,970,896	14,455,212	14,922,075	15,369,737	15,830,829
Bid Tax	192,353	192,353	192,353	192,353	192,353	192,353	192,353	192,353	192,353	192,353	192,353	192,353	192,353
Insurance	470,216	484,322	498,852	513,818	529,232	545,109	561,462	578,306	595,656	613,525	631,931	650,889	670,416

Total Operating Expenses	29,118,734	29,318,952	30,093,337	30,859,866	31,745,490	32,757,319	33,815,050	34,877,164	35,974,294	37,114,774	38,260,049	39,410,215	40,599,064

Net Operating Income	29,674,485	35,068,779	39,549,599	41,537,566	43,606,122	45,775,303	49,331,506	50,061,841	50,893,490	52,542,471	54,526,337	56,973,232	59,907,113

Leasing & Capital Costs
Tenant Improvements	5,658,252	4,221,476	2,184,532	2,427,679	829,874	1,802,465	2,201,267	2,398,914	2,004,113	2,422,847	6,092,973	5,216,704	2,490,288
Leasing Commissions	2,551,851	2,632,529	2,238,673	1,712,171	1,029,474	2,487,327	1,741,413	1,858,651	1,874,236	2,085,560	4,791,464	3,699,467	3,221,129
PB Work	3,618,709	3,194,709	1,848,759	—	—	—	—	—	—	—	—	—	—
Capital Improvements	6,696,104	5,827,894	3,247,559	1,551,931	1,266,375	1,197,472	1,376,790	850,115	265,197	145,846	—	—	—
Base Building	1,150,000	1,390,500	1,135,163	1,245,709	1,012,958	799,899	1,635,852	1,709,525	1,456,786	1,774,492	—	—	—

Total Leasing & Capital Costs	19,674,916	17,267,108	10,654,686	6,937,490	4,138,681	6,287,163	6,955,322	6,817,205	5,600,332	6,428,745	10,884,437	8,916,171	5,711,417

Cash Flow Before Debt Services	9,999,569	17,801,671	28,894,913	34,600,076	39,467,441	39,488,140	42,376,184	43,244,636	45,293,158	46,113,726	43,641,900	48,057,061	54,195,696

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	250 West 57th Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	24,772,655	26,985,779	27,914,584	29,464,258	31,305,535	32,639,760	33,793,373	35,137,546	36,307,348	38,481,751	40,299,634	41,852,956	43,175,497
Absorption & Turnover Vacancy	(3,860,884)	(1,245,637)	(531,215)	(692,052)	(508,885)	(699,394)	(861,617)	(1,117,429)	(529,482)	(1,171,212)	(1,244,415)	(1,104,831)	(847,617)
Base Rent Abatements	(998,006)	(1,004,351)	(569,824)	(676,202)	(478,529)	(627,842)	(653,229)	(1,065,725)	(917,776)	(865,315)	(869,460)	(1,038,299)	(691,863)

Scheduled Base Rental Revenue	19,913,765	24,735,791	26,813,545	28,096,004	30,318,121	31,312,524	32,278,527	32,954,392	34,860,090	36,445,224	38,185,759	39,709,826	41,636,017
CPI & Other Adjustment	831,488	827,730	817,613	662,640	643,649	527,936	473,701	190,582	750	—	—	—	—
Expense Reimbursement Revenue
Real Estate Tax Escalation	1,033,937	1,036,092	1,102,140	1,090,077	1,018,754	996,393	986,616	792,105	773,833	745,557	720,715	621,175	649,467
Operating Expense Escalation	—	7,245	—	71,674	196,157	329,757	396,581	489,316	605,628	705,812	816,103	782,098	819,865

Total Reimbursement Revenue	1,033,937	1,043,337	1,102,140	1,161,751	1,214,911	1,326,150	1,383,197	1,281,421	1,379,461	1,451,369	1,536,818	1,403,273	1,469,332
Electric & Fuel Recovery	2,946,026	3,392,482	3,635,662	3,791,066	3,936,732	4,045,513	4,154,969	4,273,969	4,429,681	4,546,865	4,690,977	4,835,043	4,991,812
Miscelleneous	222,551	235,154	244,546	252,649	260,756	268,426	276,282	284,476	293,465	302,010	311,198	320,589	330,400

Total Potential Gross Revenue	24,947,767	30,234,494	32,613,506	33,964,110	36,374,169	37,480,549	38,566,676	38,984,840	40,963,447	42,745,468	44,724,752	46,268,731	48,427,561
General Vacancy	—	—	(463,127)	(347,632)	(597,608)	(446,003)	(321,231)	(85,640)	(715,305)	(146,289)	(134,660)	(316,375)	(630,638)
Collection Loss	(249,479)	(302,344)	(326,136)	(339,640)	(363,742)	(374,806)	(385,667)	(389,848)	(409,634)	(427,455)	(447,248)	(462,686)	(484,275)

Effective Gross Revenue	24,698,288	29,932,150	31,824,243	33,276,838	35,412,819	36,659,740	37,859,778	38,509,352	39,838,508	42,171,724	44,142,844	45,489,670	47,312,648

Operating Expenses
Professional Fees	780,000	681,000	663,000	682,890	703,377	724,477	746,212	768,600	791,656	815,408	839,867	865,066	891,016
Cleaning	2,131,340	2,153,000	1,919,999	1,977,600	2,036,928	2,098,035	2,160,977	2,225,808	2,292,579	2,361,358	2,432,198	2,505,166	2,580,319
Insurance	225,000	231,750	238,703	245,863	253,239	260,837	268,661	276,722	285,024	293,573	302,382	311,453	320,796
Payroll/Labor Costs	990,000	1,019,700	1,050,291	1,081,800	1,114,253	1,147,682	1,182,112	1,217,576	1,254,103	1,291,725	1,330,476	1,370,391	1,411,503
Utilities	2,103,296	2,166,394	2,231,387	2,298,328	2,367,278	2,438,296	2,511,445	2,586,790	2,664,393	2,744,324	2,826,652	2,911,454	2,998,798
Repairs and Maintenance	970,000	999,100	1,029,072	1,059,946	1,091,743	1,124,496	1,158,230	1,192,978	1,228,766	1,265,630	1,303,598	1,342,707	1,382,989
Security	280,440	288,853	297,519	306,445	315,637	325,107	334,860	344,905	355,253	365,912	376,886	388,196	399,839
Real Estate Taxes	4,467,936	4,678,549	4,891,160	5,105,776	5,305,218	5,491,697	5,684,730	5,884,548	6,091,391	6,305,501	6,510,624	6,705,943	6,907,120
Management Fee	277,856	336,737	358,022	374,364	398,395	412,421	425,923	433,229	448,183	474,432	496,607	511,758	532,268
Licenses and Permits	129,780	133,673	137,685	141,815	146,067	150,452	154,964	159,612	164,401	169,333	174,413	179,646	185,037

Total Operating Expenses	12,355,648	12,688,756	12,816,838	13,274,827	13,732,135	14,173,500	14,628,114	15,090,768	15,575,749	16,087,196	16,593,703	17,091,780	17,609,685

Net Operating Income	12,342,640	17,243,394	19,007,405	20,002,011	21,680,684	22,486,240	23,231,664	23,418,584	24,262,759	26,084,528	27,549,141	28,397,890	29,702,963

Leasing & Capital Costs
Tenant Improvements	1,681,666	1,594,775	857,937	971,205	709,282	744,140	952,808	1,458,828	1,332,051	601,065	846,123	1,426,785	849,389
Leasing Commissions	1,624,954	894,448	664,773	657,130	687,406	674,966	871,670	1,092,081	935,110	2,257,927	1,992,586	1,225,337	827,889
PB PIO	1,983,783	—	—	—	—	—	—	—	—	—	—	—	—
Capital Improvements	8,525,616	5,466,278	1,496,000	408,164	809,333	971,895	443,024	807,786	2,546,280	1,856,518	—	—	—
Base Building Costs	250,001	484,100	360,707	524,507	506,480	602,822	847,777	750,224	772,728	848,103	—	—	—

Total Leasing & Capital Cost	14,066,020	8,439,601	3,379,417	2,561,006	2,712,501	2,993,823	3,115,279	4,108,919	5,586,169	5,563,613	2,838,709	2,652,122	1,677,278

Cash Flow Before Debt Service	(1,723,380)	8,803,793	15,627,988	17,441,005	18,968,183	19,492,417	20,116,385	19,309,665	18,676,590	20,520,915	24,710,432	25,745,768	28,025,685

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	501 7th Avenue Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	17,182,894	17,417,179	17,720,218	18,022,214	18,414,741	21,329,468	22,576,700	22,871,666	24,097,550	25,155,748	26,377,119	27,499,110	28,005,850
Absorption & Turnover Vacancy	(2,329,681)	(970,634)	(70,045)	(177,762)	(46,748)	(1,648,829)	(272,577)	(92,228)	(858,560)	(442,666)	(439,264)	(591,723)	(208,944)
Base Rent Abatements	(619,933)	(882,470)	(365,639)	(104,870)	(62,636)	(2,867,624)	(174,987)	(73,026)	(1,194,001)	(853,375)	(420,637)	(885,873)	(314,129)

Scheduled Base Rental Revenue	14,233,280	15,564,075	17,284,534	17,739,582	18,305,357	16,813,015	22,129,136	22,706,412	22,044,989	23,859,707	25,517,218	26,021,514	27,482,777
Base Rental Step Revenue	—	1,648	—	—	—	—	—	—	—	—	—	—	—
Miscellaneous Rental Revenue	1,160,843	1,302,157	1,431,669	1,483,660	1,544,676	1,547,419	1,743,806	1,813,766	1,853,175	1,962,555	2,020,894	2,077,409	2,168,439
CPI & Other Adjustment Revenue	311,141	230,233	195,121	86,245	9,419	11,678	5,343	—	—	—	—	—	—
Expense Reimbursement Revenue
Real Estate Taxes—FY	680,120	692,839	730,860	754,080	787,450	344,980	192,205	202,475	54,433	24,506	27,097	29,767	31,401
Real Estate Taxes	385,320	401,564	460,159	520,502	603,491	671,591	770,244	839,512	912,711	705,742	663,966	628,884	667,497
OPEX	57,663	74,017	126,432	180,675	239,907	281,448	414,625	518,432	645,820	794,581	953,908	951,888	1,051,233
OPEX w/adjustments	480,173	545,851	613,500	683,179	754,944	396,584	282,872	314,171	174,773	37,735	—	—	—

Total Reimbursement Revenue	1,603,276	1,714,271	1,930,951	2,138,436	2,385,792	1,694,603	1,659,946	1,874,590	1,787,737	1,562,564	1,644,971	1,610,539	1,750,131

Water Income	6,092	6,274	6,463	6,657	6,856	7,063	7,273	7,492	7,717	7,949	8,187	8,434	8,685
Sprinkler Income	6,092	6,274	6,463	6,657	6,856	7,063	7,273	7,492	7,717	7,949	8,187	8,434	8,685
Condenser Water Income	118,800	122,364	126,035	129,815	133,711	137,721	141,853	146,110	150,492	155,007	159,658	164,447	169,380
Cleaning Service Income	28,907	29,774	30,668	31,586	32,535	33,512	34,516	35,552	36,619	37,716	38,849	40,015	41,214
Legal Fee Income	1,284	1,322	1,363	1,403	1,444	1,489	1,534	1,579	1,627	1,675	1,725	1,776	1,832
Miscellaneous Income	2,402	2,475	2,548	2,626	2,702	2,785	2,868	2,954	3,043	3,133	3,228	3,325	3,425
Sublease Profit Sharing	39,636	39,636	39,636	39,636	39,636	9,909	—	—	—	—	—	—	—
Sundry Income-Elevator Freig	66,173	68,160	70,202	72,310	74,479	76,712	79,014	81,383	83,825	86,341	88,932	91,598	94,347

Total Potential Gross Revenue	17,577,926	19,088,663	21,125,653	21,738,613	22,543,463	20,342,969	25,812,562	26,677,330	25,976,941	27,684,596	29,491,849	30,027,491	31,728,915
General Vacancy	—	—	(565,825)	(479,730)	(630,959)	—	(509,977)	(710,859)	—	(401,151)	(458,670)	(326,854)	(749,192)
Collection Loss	(175,780)	(190,887)	(211,258)	(217,386)	(225,433)	(203,429)	(258,126)	(266,773)	(259,769)	(276,846)	(294,920)	(300,275)	(317,289)

Effective Gross Revenue	17,402,146	18,897,776	20,348,570	21,041,497	21,687,071	20,139,540	25,044,459	25,699,698	25,717,172	27,006,599	28,738,259	29,400,362	30,662,434

Operating Expenses
Real Estate Taxes	2,949,142	3,030,708	3,172,369	3,315,373	3,509,345	3,756,408	3,948,293	4,084,563	4,225,621	4,371,638	4,512,597	4,647,973	4,787,413

OPEX
Utilities	2,039,357	2,100,538	2,163,553	2,228,461	2,295,314	2,364,173	2,435,100	2,508,151	2,583,396	2,660,899	2,740,725	2,822,947	2,907,635
Cleaning	1,158,154	1,192,898	1,228,685	1,265,547	1,303,512	1,342,618	1,382,896	1,424,384	1,467,115	1,511,128	1,556,462	1,603,155	1,651,251
Payroll	710,000	731,300	753,239	775,836	799,112	823,084	847,777	873,212	899,407	926,388	954,181	982,807	1,012,290
R&M	856,027	845,400	870,764	896,887	923,793	951,506	980,052	1,009,453	1,039,738	1,070,928	1,103,057	1,136,149	1,170,233
Security Expense	251,773	259,328	267,105	275,120	283,372	291,874	300,631	309,648	318,939	328,508	338,361	348,513	358,967
Professional Fees	553,900	549,770	566,264	583,251	600,750	618,772	637,335	656,456	676,149	696,432	717,327	738,846	761,012
Insurance	176,241	181,528	186,974	192,584	198,360	204,312	210,441	216,755	223,257	229,955	236,853	243,959	251,277
Management Fees	217,527	236,222	254,356	263,020	271,088	251,744	313,056	321,246	321,465	337,582	359,228	367,504	383,281

Total	5,962,979	6,096,984	6,290,940	6,480,706	6,675,301	6,848,083	7,107,288	7,319,305	7,529,466	7,761,820	8,006,194	8,243,880	8,495,946

Total Operating Expenses	8,912,121	9,127,692	9,463,309	9,796,079	10,184,646	10,604,491	11,055,581	11,403,868	11,755,087	12,133,458	12,518,791	12,891,853	13,283,359

Net Operating Income	8,490,025	9,770,084	10,885,261	11,245,418	11,502,425	9,535,049	13,988,878	14,295,830	13,962,085	14,873,141	16,219,468	16,508,509	17,379,075

Leasing & Capital Costs
Tenant Improvements	1,746,113	1,429,100	65,750	132,719	48,238	5,150,798	228,135	98,433	2,327,147	1,241,863	1,017,457	1,249,208	488,609
Leasing Commissions	622,186	632,699	66,074	148,821	172,932	2,457,807	269,197	103,632	1,195,873	693,004	505,443	749,996	367,995
Capital Expenditures	904,064	2,904,362	2,302,800	17,499	17,500	491,506	491,505	—	93,226	93,225	—	—	—
Base Building	150,000	92,700	63,654	109,272	33,766	1,124,496	155,227	73,792	418,034	—	—	—	—

Total Leasing & Capital Costs	3,422,363	5,058,861	2,498,278	408,311	272,436	9,224,607	1,144,064	275,857	4,034,280	2,028,092	1,522,900	1,999,204	856,604

Cash Flow Before Debt Service	$5,067,662	$4,711,223	$8,386,983	$10,837,107	11,229,989	310,442	12,844,814	14,019,973	9,927,805	12,845,049	14,696,568	14,509,305	16,522,471

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	Empire State Building Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	111,251,358	125,166,614	135,492,616	144,323,803	153,558,583	160,846,828	166,294,838	172,311,034	178,328,553	187,894,750	196,733,520	202,664,663	209,738,132
Antenna Revenue	15,944,912	16,531,284	17,132,922	17,412,382	17,692,234	18,178,194	18,936,395	19,274,489	19,569,961	19,751,914	20,344,471	20,954,806	21,583,450
Absorption & Turnover Vacancy	(31,401,511)	(15,716,317)	(5,115,511)	(1,505,369)	(2,105,322)	(2,882,965)	(2,512,701)	(2,443,084)	(3,161,729)	(2,234,203)	(3,941,297)	(4,607,711)	(4,433,962)
Base Rent Abatements	(16,723,802)	(18,668,669)	(12,511,068)	(3,654,010)	(2,290,343)	(1,928,428)	(1,808,635)	(2,562,061)	(3,136,283)	(3,465,136)	(3,617,554)	(3,714,204)	(4,204,717)
Scheduled Base Rental Revenue	79,070,957	107,312,912	134,998,959	156,576,806	166,855,152	174,213,629	180,909,897	186,580,378	191,600,502	201,947,325	209,519,140	215,297,554	222,682,903
Base Rental Step Revenue	—	—	—	162,903	382,086	433,659	428,244	426,642	294,626	100,740	5,214	—	—
CPI & Other Adjustment Revenue	6,276,077	6,864,798	6,948,116	7,585,970	7,793,166	7,120,459	5,319,390	2,692,578	2,429,114	1,744,302	1,488,815	1,459,103	1,503,079
Retail Sales Percent Revenue	—	—	—	—	—	—	—	—	—	—	—	—	—
Expense Reimbursement Revenue
Real Estate Taxes	6,783,023	6,685,147	6,507,426	7,073,449	7,455,124	7,690,530	8,104,359	8,141,206	9,069,218	9,457,577	9,744,519	8,477,532	8,505,088
Operating expenses	200,659	206,686	212,883	488,278	950,409	2,022,297	3,288,245	4,516,795	5,973,403	7,437,011	8,621,598	9,551,966	10,227,867
Electric Inclusion	2,837,904	2,400,116	1,798,775	1,467,307	913,893	383,994	344,387	97,814	87,077	19,155	646	664	684
Electric Submetering	3,271,290	5,787,407	7,829,656	8,903,739	9,658,641	10,294,207	10,718,049	11,378,029	11,861,724	12,736,413	13,122,286	13,490,856	13,956,410
Escalation	104,781	98,762	101,725	104,776	69,916	32,869	33,856	34,873	35,917	6,167	—	—	—
Common Rent	249,879	257,377	—	—	—	—	—	—	—	—	—	—	—
Additional Broadcasting Revenue	3,679,939	3,796,126	3,929,829	3,964,619	3,994,589	4,177,774	4,699,209	6,010,871	6,209,658	6,223,941	6,410,659	6,602,979	6,801,068

Total Reimbursement Revenue	23,403,552	26,096,419	27,328,410	29,751,041	31,217,824	32,155,789	32,935,739	33,298,808	35,960,737	37,725,306	39,393,737	39,583,100	40,994,196
Percentage Rent	202,126	216,273	231,412	247,611	264,946	283,490	303,336	324,568	347,289	371,598	397,610	425,444	455,224
Lease Cancellation Fees	815,000	—	—	—	—	—	—	—	—	—	—	—	—
Observatory Income	58,451,021	60,204,553	62,010,689	63,871,010	65,787,142	67,760,754	69,793,576	71,887,385	74,044,006	76,265,327	78,553,284	80,909,885	83,337,181
Operating Exp Esc.	3,294,028	3,478,125	3,304,216	3,139,008	2,982,057	2,832,952	2,691,308	2,556,740	2,428,903	2,307,458	2,192,086	2,082,480	1,978,357
Electric Submetering	1,831,091	1,886,023	1,942,605	2,000,882	2,060,909	2,122,738	2,186,418	2,252,011	2,319,571	2,389,159	2,460,832	2,534,660	2,610,696
Submetering—Broadcasters	5,191,788	5,347,538	5,507,966	5,838,445	6,188,750	6,560,076	6,953,679	7,370,902	7,813,154	8,281,944	8,778,861	9,305,592	9,863,928
Electric Retro	2,580,258	2,657,665	2,737,396	2,819,519	2,904,103	2,991,227	3,080,963	3,173,390	3,268,595	3,366,651	3,467,652	3,571,680	3,678,831
Legal Fees	63,868	65,785	67,757	69,792	71,882	74,041	76,261	78,551	80,906	83,333	85,834	88,408	91,060
RF System Reimbursement	311,869	316,681	243,351	170,064	175,178	165,373	129,076	57,821	42,999	25,829	26,604	27,402	28,224
Tower Reconfig Reimbursement	—	—	—	—	—	—	—	—	—	—	—	—	—
Broadcast Backup Power Reimbursement	—	—	—	—	—	—	—	—	—	—	—	—	—
Carpet Care & Shampoo	302,308	330,379	356,134	374,688	387,801	401,373	415,423	429,960	445,011	460,585	476,708	493,391	510,659
Cleaning Service	945,679	978,779	1,013,035	1,048,491	1,085,189	1,123,172	1,162,480	1,203,169	1,245,279	1,288,865	1,333,975	1,380,662	1,428,987
Porter/Matron Service	261,061	270,200	279,655	289,442	299,573	310,059	320,912	332,143	343,766	355,801	368,253	381,141	394,480
Rubbish Removal	208,787	216,095	223,658	231,487	239,588	247,972	256,655	265,635	274,934	284,557	294,516	304,823	315,492
Waxing/Floor Maintenance	248,383	257,075	266,074	275,386	285,024	295,000	305,326	316,011	327,073	338,520	350,367	362,631	375,324
Water	120,643	124,262	127,991	131,829	135,784	139,860	144,054	148,375	152,827	157,411	162,134	166,999	172,007
Skyride Security Reimbursement	198,000	—	—	—	—	—	—	—	—	—	—	—	—

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	Empire State Building Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Exterminating	1,710	1,810	1,942	2,032	2,092	2,156	2,221	2,286	2,294	2,265	2,265	2,265	2,265
Elevator Service	81,969	84,429	86,960	89,568	92,257	95,026	97,874	100,812	103,836	106,951	110,159	113,464	116,868
Labor	73,915	76,132	78,417	80,769	83,191	85,688	88,259	90,906	93,633	96,443	99,335	102,315	105,385
Keys	10,028	10,329	10,639	10,956	11,288	11,625	11,974	12,334	12,703	13,084	13,477	13,882	14,296
Lamp Sales	30,283	31,190	32,127	33,092	34,082	35,108	36,158	37,246	38,361	39,513	40,696	41,919	43,177
Captivate	32,127	34,378	37,812	41,595	45,756	50,329	55,364	60,899	66,988	73,690	81,057	89,162	98,079
Window Cleaning	43,400	44,702	46,044	47,424	48,848	50,313	51,820	53,377	54,977	56,628	58,326	60,075	61,879
Trademark Licensing	101,980	107,081	112,435	118,055	123,959	130,156	136,666	143,496	150,673	158,208	166,116	174,423	183,144
Location Agreements	25,000	25,751	26,521	27,319	28,137	28,981	29,853	30,746	31,669	32,619	33,599	34,606	35,644
Event Income	150,000	150,000	150,000	155,000	165,000	175,000	185,000	195,001	200,000	200,000	200,000	200,000	200,000
Extended Lighting	6,249	7,726	7,956	8,196	8,440	8,696	8,954	9,226	9,500	9,784	10,081	10,381	10,693
Interest	—	—	—	—	—	—	—	—	—	—	—	—	—
Late Payment Charges	386,741	359,669	334,493	311,078	289,303	269,051	250,217	232,704	216,412	201,265	187,176	174,073	161,890
Miscellaneous Income	208,334	77,250	79,568	81,955	84,412	86,945	89,555	92,241	95,006	97,859	100,793	103,818	106,933

Total Potential Gross Revenue	178,652,155	210,769,211	241,644,222	267,842,540	281,957,667	292,706,579	302,709,018	311,337,121	321,771,604	336,737,978	348,964,673	358,036,235	370,057,802
General Vacancy	—	—	(1,266,324)	(2,714,725)	(2,432,725)	(1,884,588)	(2,421,884)	(2,649,386)	(2,094,037)	(3,298,687)	(2,095,586)	(1,831,303)	(1,961,806)
Collection Loss	(1,855,929)	(2,178,951)	(2,490,695)	(2,750,636)	(2,898,793)	(3,009,102)	(3,098,436)	(3,172,749)	(3,270,628)	(3,414,790)	(3,539,264)	(3,649,272)	(3,776,360)

Effective Gross Revenue	176,796,226	208,590,260	237,887,203	262,377,179	276,626,149	287,812,889	297,188,698	305,514,986	316,406,939	330,024,501	343,329,823	352,555,660	364,319,636
Operating Expenses
Real Estate Taxes	32,429,994	33,865,031	35,313,628	36,775,884	38,155,615	39,468,641	40,827,821	42,234,777	43,691,185	45,198,789	46,643,083	48,018,356	49,434,886
Cleaning	7,569,999	7,797,101	8,031,012	8,271,944	8,520,101	8,775,706	9,038,975	9,310,145	9,589,450	9,877,132	10,173,447	10,478,652	10,793,009
Security	6,099,999	6,056,000	6,237,680	6,424,811	6,617,555	6,816,081	7,020,564	7,231,180	7,448,116	7,671,560	7,901,707	8,138,757	8,382,921
Professional Fees	9,315,000	6,984,000	6,303,000	6,169,000	6,297,999	6,486,941	6,681,549	6,881,994	7,088,455	7,301,108	7,520,140	7,745,746	7,978,117
Insurance	8,478,408	8,732,760	8,994,744	9,264,585	9,542,522	9,828,800	10,123,663	10,427,372	10,740,192	11,062,400	11,394,271	11,736,098	12,088,184
Repairs & Maintenance	9,950,002	9,794,999	6,311,001	6,500,000	6,695,999	6,896,880	7,103,786	7,316,900	7,536,407	7,762,499	7,995,374	8,235,236	8,482,293
Payroll	9,800,001	9,910,151	10,018,093	10,318,637	10,628,196	10,947,040	11,275,453	11,613,717	11,962,127	12,320,991	12,690,622	13,071,339	13,463,482
Utilities	15,618,120	16,086,663	16,569,265	17,066,340	17,578,333	18,105,682	18,648,852	19,208,317	19,784,568	20,378,104	20,989,448	21,619,130	22,267,705
Management Fee	660,921	766,302	847,671	924,865	979,402	1,011,266	1,048,554	1,082,485	1,120,361	1,169,017	1,218,149	1,261,004	1,304,483

Total Operating Expenses	99,922,444	99,993,007	98,626,094	101,716,066	105,015,722	108,337,037	111,769,217	115,306,887	118,960,861	122,741,600	126,526,241	130,304,318	134,195,080
Net Operating Income	76,873,782	108,597,253	139,261,109	160,661,113	171,610,427	179,475,852	185,419,481	190,208,099	197,446,078	207,282,901	216,803,582	222,251,342	230,124,556
Leasing & Capital Costs
Tenant Improvements	24,541,561	14,984,245	8,999,786	1,131,607	3,546,704	3,094,743	1,751,693	3,239,360	5,152,975	3,699,962	5,508,479	5,475,254	5,963,424
Leasing Commissions	14,790,276	12,661,434	5,892,154	3,182,396	3,125,094	3,176,818	2,624,049	4,597,219	7,038,269	5,371,249	5,986,482	5,351,605	6,168,851
Capital Expenditures	81,597,597	77,357,223	40,085,890	13,607,064	9,145,450	5,278,480	2,722,131	2,538,483	1,896,735	534,958	—	—	—
Base Building Costs	3,120,001	2,574,999	3,044,785	1,726,509	2,453,608	1,947,581	2,268,699	2,484,346	3,584,959	3,079,264	—	—	—
Li & Fung LC/BB/TI	18,360,716	9,952,896	5,442,181	—	—	—	—	—	—	—	—	—	—

Total Leasing & Capital Costs	142,410,151	117,530,797	63,464,796	19,647,576	18,270,856	13,497,622	9,366,572	12,859,408	17,672,938	12,685,433	11,494,961	10,826,859	12,132,275
Cash Flow Before Debt Service	(65,536,369)	(8,933,544)	75,796,313	141,013,537	153,339,571	165,978,230	176,052,909	177,348,691	179,773,140	194,597,468	205,308,621	211,424,483	217,992,281

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	1333 Broadway Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	20,432,854	20,623,345	21,008,104	21,639,196	22,291,833	22,608,530	22,958,999	23,318,641	24,116,106	25,095,254	25,685,829	27,123,302	29,401,492
Absorption & Turnover Vacancy	(7,651,037)	(24,363)	—	(46,308)		(31,632)	(6,468)	(534,417)	(340,186)	(85,051)	(1,018,342)	(99,184)	(1,582,486)
Base Rent Abatements	(737,282)	(1,543,483)	—	(17,756)	(17,606)	(19,200)	(5,606)	(688,651)	(341,262)	(278,309)	(90,300)	(1,120,807)	(2,569,317)

Scheduled Base Rental Revenue	12,044,535	19,055,499	21,008,104	21,575,132	22,274,227	22,557,698	22,946,925	22,095,573	23,434,658	24,731,894	24,577,187	25,903,311	25,249,689
CPI & Other Adjustment Revenue	26,363	44,684	69,894	92,185	73,432	94,937	117,067	139,831	68,946
Expense Reimbursement Revenue
Real Estate Tax	5,016	21,848	39,918	59,314	81,085	111,329	166,489	294,403	460,066	650,630	869,721	660,315	505,240
Operating Expense Escalation	165,789	238,566	313,618	389,022	468,269	547,306	629,679	575,738	649,158	699,507	769,324	829,917	571,267
Electric	1,119,301	1,216,891	1,235,167	1,256,787	1,270,271	1,293,877	1,322,392	928,846	945,064	1,000,313	1,021,172	1,041,461	1,073,985

Total Reimbursement Revenue	1,290,106	1,477,305	1,588,703	1,705,123	1,819,625	1,952,512	2,118,560	1,798,987	2,054,288	2,350,450	2,660,217	2,531,693	2,150,492
Misc Income	66,724	68,726	70,788	72,911	75,098	77,352	79,671	82,063	84,524	87,059	89,672	92,362	95,132

Total Potential Gross Revenue	13,427,728	20,646,214	22,737,489	23,445,351	24,242,382	24,682,499	25,262,223	24,116,454	25,642,416	27,169,403	27,327,076	28,527,366	27,495,313
General Vacancy		(595,753)	(682,126)	(658,441)	(727,272)	(709,791)	(751,594)	(205,109)	(439,293)	(732,582)		(759,612)
Collection Loss	(134,277)	(206,461)	(227,376)	(234,453)	(242,424)	(246,825)	(252,623)	(241,164)	(256,425)	(271,693)	(273,272)	(285,274)	(274,952)

Effective Gross Revenue	13,293,451	19,844,000	21,827,987	22,552,457	23,272,686	23,725,883	24,258,006	23,670,181	24,946,698	26,165,128	27,053,804	27,482,480	27,220,361

Operating Expenses
Payroll & Finges	335,001	345,049	355,402	366,063	377,046	388,357	400,008	412,008	424,368	437,099	450,212	463,717	477,630
Cleaning	785,001	808,549	832,808	857,791	883,524	910,031	937,331	965,450	994,415	1,024,247	1,054,974	1,086,623	1,119,222
Utilities	1,591,064	1,638,795	1,687,960	1,738,599	1,790,757	1,844,480	1,899,814	1,956,806	2,015,512	2,075,978	2,138,257	2,202,405	2,268,477
Security	99,998	103,000	106,091	109,272	112,551	115,929	119,404	122,988	126,677	130,477	134,392	138,423	142,576
Repairs & Maintenance	598,989	616,958	635,468	654,530	674,169	694,391	715,224	736,681	758,782	781,545	804,991	829,140	854,016
Professional Fees	550,000	451,071	450,083	463,583	477,492	491,817	506,571	521,769	537,420	553,545	570,150	587,255	604,872
Real Estate Taxes	2,056,016	2,137,903	2,222,731	2,310,605	2,401,631	2,538,482	2,721,706	2,909,279	3,101,332	3,298,003	3,448,470	3,551,924	3,658,481
Insurance	149,747	154,239	158,868	163,632	168,541	173,598	178,806	184,170	189,696	195,385	201,249	207,284	213,503
Management Fee	132,933	198,440	218,281	225,524	232,727	237,259	242,580	236,702	249,467	261,651	270,538	274,824	272,203

Total Operating Expenses	6,298,749	6,454,004	6,667,692	6,889,599	7,118,438	7,394,344	7,721,444	8,045,853	8,397,669	8,757,930	9,073,233	9,341,595	9,610,980

Net Operating Income	6,994,702	13,389,996	15,160,295	15,662,858	16,154,248	16,331,539	16,536,562	15,624,328	16,549,029	17,407,198	17,980,571	18,140,885	17,609,381

Leasing & Capital Costs
Tenant Improvements	968,735	1,210	—	11,051	1,477	11,950	3,490	960,136	909,350	275,255	13,853	572,179	4,145,024
Leasing Commissions	3,608,565	34,348	—	25,171	37,453	27,219	7,948	710,181	485,025	131,912	31,554	3,546,214	2,301,593
Capital Improvements	8,263,117	1,355,298	—	—	—	87,501	332,428	382,429	709,545	572,044	—	—	—
Base Building	399,999	10,001	—	—	9,999	50,000		339,999	100,000	100,001	—	—	—

Total Leasing & Capital Costs	13,240,416	1,400,857	—	36,222	48,929	176,670	343,866	2,392,745	2,203,920	1,079,212	45,407	4,118,393	6,446,617

Cash Flow Before Debt Service	(6,245,714)	11,989,139	15,160,295	15,626,636	16,105,319	16,154,869	16,192,696	13,231,583	14,345,109	16,327,986	17,935,164	14,022,492	11,162,764

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	1350 Broadway Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	20,948,089	21,318,934	21,823,366	23,236,463	24,217,160	25,060,580	25,816,207	26,325,000	27,205,870	28,432,378	29,403,934	30,700,089	31,446,821
Absorption & Turnover Vacancy	(3,827,028)	(1,255,007)	(456,664)	(324,707)	(222,801)	(688,718)	(628,979)	(354,671)	(367,571)	(816,285)	(815,948)	(1,079,808)	(592,638)
Base Rent Abatements	(1,006,968)	(916,751)	(254,240)	(360,586)	(230,669)	(605,960)	(382,099)	(353,880)	(240,334)	(966,337)	(612,730)	(1,270,743)	(522,628)

Scheduled Base Rental Revenue	16,114,093	19,147,176	21,112,462	22,551,170	23,763,690	23,765,902	24,805,129	25,616,449	26,597,965	26,649,756	27,975,256	28,349,538	30,331,555
CPI & Other Adjustment Revenue	446,364	459,153	475,005	407,424	339,854	314,466	280,932	189,424	167,710	121,341	70,088	75,531	39,147

Expense Reimbursement Revenue
Electric Inclusion	913,856	1,147,519	1,240,998	1,265,692	1,320,737	1,406,656	1,459,331	1,516,994	1,573,969	1,633,600	1,658,342	1,771,213	1,942,718
Electric Meter Income	564,619	581,553	599,000	616,972	614,534	569,328	553,057	552,475	569,053	554,834	565,584	566,042	562,471
RE Taxes	461,390	459,042	464,857	432,101	479,281	567,569	628,812	723,951	895,963	905,378	862,391	581,137	525,742
Condenser	56,826	50,831	46,698	21,857	18,613	19,173	11,334	8,457	6,344	2,177	—	—	—
Operating Expenses	13,489	—	—	—	—	—	—	—	—	—	—	—	—
Op Exp Pool A	152,183	202,191	262,626	317,926	369,403	381,043	376,446	395,860	456,348	422,543	397,382	310,204	320,380
Op Exp Pool B		3,401	5,173	5,846	4,488	5,468	6,476	7,514	5,723	—	—	—	—

Total Reimbursement Revenue	2,162,363	2,444,537	2,619,352	2,660,394	2,807,056	2,949,237	3,035,456	3,205,251	3,507,400	3,518,532	3,483,699	3,228,596	3,351,311
Worldwide Connect	4,470	4,604	4,741	4,885	5,031	5,184	5,337	5,497	5,664	5,832	6,008	6,188	6,373
Captivate	1,236	1,273	1,311	1,352	1,391	1,432	1,476	1,521	1,564	1,613	1,661	1,712	1,763
FQM Cleaning	8,240	8,487	8,742	9,005	9,275	9,551	9,840	10,135	10,438	10,751	11,074	11,406	11,748
Late Charges	21,630	22,279	22,946	23,636	24,345	25,075	25,826	26,604	27,399	28,223	29,068	29,941	30,840
Other Services	101,396	104,436	107,571	110,797	114,121	117,545	121,071	124,704	128,445	132,297	136,267	140,354	144,565
License Fees (Omnipoint)	43,793	45,108	46,461	47,854	49,289	50,769	52,291	53,860	55,476	57,141	58,855	60,621	62,438
Electric (Added Billings)	267,800	275,833	284,110	292,632	301,412	310,452	319,767	329,362	339,240	349,419	359,902	370,696	381,819

Total Potential Gross Revenue	19,171,385	22,512,886	24,682,701	26,109,149	27,415,464	27,549,613	28,657,125	29,562,807	30,841,301	30,874,905	32,131,878	32,274,583	34,361,559
General Vacancy			(297,516)	(468,310)	(606,347)	(158,431)	(249,604)	(542,854)	(568,694)	(134,451)	(172,487)		(455,988)
Collection Loss	(191,713)	(225,130)	(246,827)	(261,091)	(274,154)	(275,496)	(286,572)	(295,629)	(308,412)	(308,749)	(321,320)	(322,744)	(343,617)

Effective Gross Revenue	18,979,672	22,287,756	24,138,358	25,379,748	26,534,963	27,115,686	28,120,949	28,724,324	29,964,195	30,431,705	31,638,071	31,951,839	33,561,954

Operating Expenses
Real Estate Taxes	3,149,765	3,225,592	3,302,100	3,379,291	3,481,151	3,629,799	3,803,428	3,982,167	4,166,185	4,355,653	4,518,523	4,654,078	4,793,700
Payroll & Fringes	473,153	487,346	501,968	517,024	532,537	548,513	564,970	581,916	599,376	617,355	635,877	654,952	674,602
Cleaning	989,317	1,018,997	1,049,567	1,081,053	1,113,484	1,146,889	1,181,297	1,216,736	1,253,236	1,290,836	1,329,559	1,369,447	1,410,528
Utilities	1,828,087	1,882,929	1,939,417	1,997,602	2,057,528	2,119,252	2,182,833	2,248,317	2,315,764	2,385,240	2,456,795	2,530,500	2,606,414
Security	193,563	199,368	205,349	211,512	217,855	224,391	231,123	238,057	245,199	252,555	260,132	267,935	275,973
Repairs & Maintenance	891,999	753,000	775,000	798,250	822,197	846,864	872,268	898,438	925,391	953,151	981,747	1,011,200	1,041,535
Management Fee	189,797	222,877	241,383	253,798	265,349	271,158	281,208	287,244	299,642	304,318	316,381	319,518	335,620
Professional Fees	739,000	654,000	527,000	542,810	559,094	575,868	593,143	610,936	629,266	648,144	667,587	687,616	708,244
BID Taxes	108,106	111,349	114,689	118,131	121,675	125,324	129,083	132,957	136,944	141,054	145,286	149,645	154,133
Insurance	150,547	155,064	159,717	164,507	169,442	174,528	179,761	185,156	190,708	196,431	202,323	208,394	214,646

Total Operating Expenses	8,713,334	8,710,522	8,816,190	9,063,978	9,340,312	9,662,586	10,019,114	10,381,924	10,761,711	11,144,737	11,514,210	11,853,285	12,215,395

Net Operating Income	10,266,338	13,577,234	15,322,168	16,315,770	17,194,651	17,453,100	18,101,835	18,342,400	19,202,484	19,286,968	20,123,861	20,098,554	21,346,559

Leasing & Capital Costs
Tenant Improvements	2,704,520	483,609	272,131	609,086	196,592	950,804	575,742	494,689	544,484	1,242,743	870,972	2,024,115	788,187
Leasing Commissions	1,222,317	469,920	230,730	525,820	224,680	676,794	571,411	418,678	351,857	1,362,403	710,853	1,334,665	677,123
Capital Improvements	2,512,405	2,182,405	552,512	552,512	19,332	161,016	161,015	19,333	—	—	—	—	—
Base Building	350,000	190,000	140,000	170,000	230,000	500,000	460,000	250,000	70,000	410,000	600,000	520,000	—

Total Leasing & Capital Costs	6,789,242	3,325,934	1,195,373	1,857,418	670,604	2,288,614	1,768,168	1,182,700	966,341	3,015,146	2,181,825	3,878,780	1,465,310

Cash Flow Before Debt Service	$3,477,096	$10,251,300	14,126,795	14,458,352	16,524,047	15,164,486	16,333,667	17,159,700	18,236,143	16,271,822	17,942,036	16,219,774	19,881,249

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	1359 Broadway Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	18,698,745	18,941,017	19,201,967	20,060,800	22,105,522	22,750,813	23,108,061	23,606,288	24,047,866	25,226,412	28,422,937	29,679,195	30,376,007
Absorption & Turnover Vacancy	(1,078,747)	(480,167)	(197,637)	(718,404)	(385,406)	(114,540)	(250,384)	(261,473)	(159,565)	(939,398)	(1,270,942)	(484,450)	(561,201)
Base Rent Abatements	(201,571)	(340,917)	(226,981)	(786,543)	(1,075,736)	(42,678)	(178,321)	(341,646)	(90,839)	(710,827)	(2,905,558)	(231,636)	(830,145)

Scheduled Base Rental Revenue	17,418,427	18,119,933	18,777,349	18,555,853	20,644,380	22,593,595	22,679,356	23,003,169	23,797,462	23,576,187	24,246,437	28,963,109	28,984,661
CPI & Other Adjustment Revenue	136,255	140,441	103,847	49,278	33,103	28,662	35,637	—	—	—	—	—	—
Expense Reimbursement Revenue	2,594,644	3,150,411	3,254,119	3,170,720	2,795,588	3,027,856	3,346,268	3,662,778	4,014,953	4,143,337	3,505,485	3,417,485	3,361,019
Miscellaneous Income	200,600	200,600	200,600	200,600	200,600	200,600	200,600	200,600	200,600	200,600	200,600	200,600	200,600
Electric Additional	137,501	112,500	87,500	62,501	37,499	12,500	—	—	—	—	—	—	—

Total Potential Gross Revenue	20,487,427	21,723,885	22,423,415	22,038,952	23,711,170	25,863,213	26,261,861	26,866,547	28,013,015	27,920,124	27,952,522	32,581,194	32,546,280
General Vacancy		(185,954)	(480,995)		(337,491)	(664,793)	(544,983)	(552,368)	(685,612)			(507,519)	(432,024)
Collection Loss	(204,875)	(217,238)	(224,234)	(220,390)	(237,111)	(258,634)	(262,618)	(268,665)	(280,130)	(279,202)	(279,525)	(325,812)	(325,463)

Effective Gross Revenue	20,282,552	21,320,693	21,718,186	21,818,562	23,136,568	24,939,786	25,454,260	26,045,514	27,047,273	27,640,922	27,672,997	31,747,863	31,788,793

Operating Expenses
Payroll & Fringes	415,000	427,451	440,272	453,482	467,088	481,098	495,530	510,398	525,710	541,481	557,725	574,457	591,692
Cleaning	795,000	818,850	843,416	868,717	894,781	921,623	949,271	977,749	1,007,084	1,037,293	1,068,413	1,100,466	1,133,481
Utilities	2,537,775	2,613,910	2,692,324	2,773,095	2,856,289	2,941,977	3,030,236	3,121,142	3,214,777	3,311,221	3,410,557	3,512,876	3,618,260
Security	195,000	200,850	206,876	213,082	219,475	226,057	232,840	239,825	247,021	254,431	262,063	269,926	278,023
Repairs & Maintenance	959,999	871,000	897,131	924,043	951,766	980,318	1,009,728	1,040,019	1,071,221	1,103,356	1,136,458	1,170,551	1,205,667
Management Fees	253,533	266,507	271,478	272,732	289,207	311,748	318,179	325,569	338,090	345,512	345,913	396,847	397,360
Professional Fees	579,999	419,000	431,569	444,518	457,853	471,588	485,736	500,307	515,318	530,777	546,699	563,101	579,994
Real Estate Taxes	2,402,421	2,504,052	2,606,637	2,710,185	2,820,996	3,009,370	3,271,408	3,539,288	3,813,176	4,093,247	4,298,371	4,427,324	4,560,143
Bid Taxes	65,283	71,482	78,111	85,497	90,033	90,033	90,033	90,033	90,033	90,033	90,033	90,033	90,033
Insurance	174,161	179,386	184,767	190,311	196,020	201,900	207,958	214,197	220,620	227,242	234,057	241,080	248,312

Total Operating Expenses	8,378,171	8,372,488	8,652,581	8,935,662	9,243,508	9,635,712	10,090,919	10,558,527	11,043,050	11,534,593	11,950,289	12,346,661	12,702,965

Net Operating Income	11,904,381	12,948,205	13,065,605	12,882,900	13,893,060	15,304,074	15,363,341	15,486,987	16,004,223	16,106,329	15,722,708	19,401,202	19,085,828

Leasing & Capital Costs
Tenant Improvements	70,760	82,507	63,902	1,963,786	772,819	25,354	105,230	107,057	58,395	2,190,116	3,634,791	107,756	1,009,636
Leasing Commissions	169,327	602,052	174,004	1,057,837	480,281	60,566	253,053	248,385	155,600	1,250,521	2,042,133	517,454	1,069,037
Capital Improvements	1,999,182	1,737,310	113,280	553,028	495,650	142,126	154,916	32,568	20,376	20,376	—	—	—
Base Building	210,001	130,000	180,000	60,000	720,000	80,000	120,000	270,000	90,000	190,000	—	—	—

Total Leasing & Capital Costs	2,449,270	2,551,869	531,186	3,634,651	2,468,750	308,046	633,199	658,010	324,371	3,651,013	5,676,924	625,210	2,078,673

Cash Flow Before Debt Service	9,455,111	10,396,336	12,534,419	9,248,249	11,424,310	14,996,028	14,730,142	14,828,977	15,679,852	12,455,316	10,045,784	18,775,992	17,007,155

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	1400 Broadway Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	31,468,813	33,959,941	36,956,483	39,057,009	41,326,569	42,807,597	44,828,408	46,600,871	47,927,790	49,622,415	51,299,014	53,621,714	55,864,295
Absorption & Turnover Vacancy	(3,971,512)	(1,588,916)	(1,170,181)	(354,798)	(692,561)	(991,195)	(1,067,053)	(533,613)	(491,791)	(934,401)	(1,308,825)	(1,515,964)	(1,937,070)
Base Rent Abatements	(2,405,649)	(1,782,127)	(3,014,751)	(209,650)	(959,770)	(535,749)	(1,281,796)	(1,090,377)	(762,349)	(1,121,956)	(1,300,802)	(2,247,282)	(2,695,035)

Scheduled Base Rental Revenue	25,091,652	30,588,898	32,771,551	38,492,561	39,674,238	41,280,653	42,479,559	44,976,881	46,673,650	47,566,058	48,689,387	49,858,468	51,232,190
CPI & Other Adjustment Revenue	712,999	856,657	966,578	1,081,665	1,053,863	935,240	637,341	64,243	64,436	64,400	63,497	33,581
Expense Reimbursement Revenue
Electric Income	2,760,655	2,551,714	2,254,552	1,939,418	1,632,372	1,466,314	1,163,944	718,453	577,061	366,038	298,272	299,080	299,661
Electric Income for MLAs	250,924	820,717	1,289,549	1,721,292	2,054,658	2,230,187	2,552,784	3,012,409	3,292,418	3,523,380	3,679,779	3,785,724	3,866,683
Sprinkler & Water Income	125,341	100,701	83,626	71,118	65,994	60,638	41,623	13,004	13,392	2,300
Oper Exp Escalations	1,568,598	1,663,638	1,771,955	1,882,828	1,975,507	2,119,427	2,087,052	1,997,754	1,844,927	1,715,063	1,715,345	1,659,773	1,639,324
RE Prop Tax Fiscal no ICIP	295,341	400,827	446,259	471,284	484,573	467,906	430,427	299,843	219,464	133,910	104,691	109,910	114,549
RE Tax Calendar Yrs no ICIP	90,099	112,242	134,608	153,815	166,167	183,116	149,010	116,231	130,028	144,240	158,879	173,954	189,486
RE BID Income	91,204	107,524	117,896	127,805	130,635	133,338	135,544	137,537	141,399	143,794	147,260	151,520	154,994
Real Estate Taxes	148,307	161,976	73,271	56,474	74,215	142,787	251,695	407,891	561,773	710,858	786,929	734,702	708,085
BID Tax	2,869	3,023	795	—	—	—	—	—	—	—	—	—	—
Payroll	22,441	23,122	5,955	—	—	—	—	—	—	—	—	—	—
Cleaning	44,055	46,014	13,152	—	—	—	—	—	—	—	—	—	—
Utilities	99,884	102,912	26,509	—	—	—	—	—	—	—	—	—	—
Security	14,458	14,894	3,837	—	—	—	—	—	—	—	—	—	—
Repairs and Maintenance	36,483	43,299	11,159	—	—	—	—	—	—	—	—	—	—
Management Fee	8,666	10,373	2,749	—	—	—	—	—	—	—	—	—	—
Professional Fees	38,273	31,676	6,688	—	—	—	—	—	—	—	—	—	—
Insurance	7,848	8,085	2,082	—	—	—	—	—	—	—	—	—	—

Total Reimbursement Revenue	5,605,446	6,202,737	6,244,642	6,424,034	6,584,121	6,803,713	6,812,079	6,703,122	6,780,462	6,739,583	6,891,155	6,914,663	6,972,782
Miscellaneous Income	381,294	392,733	404,515	416,651	429,148	442,025	455,285	468,944	483,012	497,503	512,426	527,801	543,635

Total Potential Gross Revenue	31,791,391	38,041,025	40,387,286	46,414,911	47,741,370	49,461,631	50,384,264	52,213,190	54,001,560	54,867,544	56,156,465	57,334,513	58,748,607
General Vacancy			(76,544)	(1,048,293)	(760,456)	(522,389)	(476,487)	(1,048,791)	(1,143,010)	(739,656)	(415,134)	(249,551)
Collection Loss	(317,913)	(380,411)	(403,872)	(464,149)	(477,413)	(494,617)	(503,843)	(522,131)	(540,015)	(548,677)	(561,564)	(573,346)	(587,486)

Effective Gross Revenue	31,473,478	37,660,614	39,906,870	44,902,469	46,503,501	48,444,625	49,403,934	50,642,268	52,318,535	53,579,211	55,179,767	56,511,616	58,161,121

Operating Expenses
Real Estate Taxes	4,750,860	4,805,298	4,836,401	4,867,695	4,898,465	5,009,391	5,204,264	5,405,579	5,613,562	5,828,440	6,026,699	6,207,498	6,393,722
BID Tax	104,228	109,708	115,476	121,130	124,195	127,920	131,760	135,710	139,784	143,975	148,296	152,745	157,326
Payroll	815,000	839,449	864,635	890,572	917,290	944,808	973,152	1,002,348	1,032,417	1,063,391	1,095,290	1,128,152	1,161,995
Cleaning	1,599,998	1,670,578	1,909,319	1,966,599	2,025,599	2,086,366	2,148,957	2,213,424	2,279,829	2,348,222	2,418,670	2,491,228	2,565,968
Utilities	3,627,537	3,736,363	3,848,455	3,963,907	4,082,824	4,205,309	4,331,470	4,461,412	4,595,256	4,733,112	4,875,108	5,021,359	5,172,000
Security	525,038	540,790	557,013	573,722	590,936	608,663	626,923	645,731	665,101	685,056	705,607	726,775	748,579
Repairs and Maintenance	1,325,000	1,572,000	1,620,000	1,668,600	1,718,658	1,770,217	1,823,326	1,878,023	1,934,364	1,992,396	2,052,168	2,113,732	2,177,146
Management Fee	314,735	376,605	399,069	449,025	465,034	484,446	494,040	506,423	523,185	535,791	551,799	565,116	581,611
Professional Fees	1,390,001	1,150,000	971,000	1,000,129	1,030,134	1,061,039	1,092,868	1,125,656	1,159,425	1,194,206	1,230,035	1,266,935	1,304,942
Insurance	285,000	293,550	302,356	311,427	320,772	330,393	340,305	350,514	361,029	371,860	383,016	394,507	406,341

Total Operating Expenses	14,737,397	15,094,341	15,423,724	15,812,806	16,173,907	16,628,552	17,167,065	17,724,820	18,303,952	18,896,449	19,486,688	20,068,047	20,669,630

Net Operating Income	16,736,081	22,566,273	24,483,146	29,089,663	30,329,594	31,816,073	32,236,869	32,917,448	34,014,583	34,682,762	35,693,079	36,443,569	37,491,491

Leasing & Capital Costs
Tenant Improvements	6,226,008	3,252,207	4,930,704	254,183	1,483,216	818,645	3,467,643	494,942	1,193,966	1,863,654	2,856,634	2,850,329	5,265,108
Leasing Commissions	2,550,827	1,392,214	2,510,549	391,988	1,048,372	571,526	2,043,536	472,468	759,078	1,246,464	1,583,036	1,887,331	2,817,940
Capital Improvements	9,766,308	1,451,915	1,275,288	1,221,877	120,615	541,635	903,512	484,390	228,252	211,217	—	—	—
Base Building	820,001	540,000	1,200,000	300,000	720,000	450,000	940,000	1,110,000	620,000	830,000	—	—	—

Total Leasing & Capital Costs	19,363,144	6,636,336	9,916,541	2,168,048	3,372,203	2,381,806	7,354,691	2,561,800	2,801,296	4,151,335	4,439,670	4,737,660	8,083,048

Cash Flow Before Debt Service	(2,627,063)	15,929,937	14,566,605	26,921,615	26,957,391	29,434,267	24,882,178	30,355,648	31,213,287	30,531,427	31,253,409	31,705,909	29,408,443

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	500 Mamoroneck Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	7,913,094	8,038,386	8,137,380	8,345,882	8,450,757	8,558,834	8,625,913	8,904,417	9,167,663	9,392,454	9,662,362	9,939,907	10,247,496
Absorption & Turnover	(605,930)	(123,467)	(21,140)	(44,119)	(245,553)	(302,178)	(247,480)	(223,043)	(207,924)	(157,327)	(206,650)	(514,028)	(217,378)
Base Rent Abatements	(117,893)	(167,124)	(30,889)	(35,165)	(133,057)	(196,226)	(170,052)	(155,449)	(126,180)	(97,855)	(118,136)	(278,101)	(138,109)

Scheduled Base Rental	7,189,271	7,747,795	8,085,351	8,266,598	8,072,147	8,060,430	8,208,381	8,525,925	8,833,559	9,137,272	9,337,576	9,147,778	9,892,009
Expense Reimbursement	992,079	1,163,716	1,313,020	1,448,945	1,446,839	1,471,525	1,470,235	1,509,743	1,505,808	1,602,855	1,646,297	1,633,813	1,719,461
Other Income	340,000	350,200	360,707	371,526	382,673	394,153	405,978	418,157	430,703	443,622	456,932	470,639	484,759

Total Potential Gross Revenue	8,521,350	9,261,711	9,759,078	10,087,069	9,901,659	9,926,108	10,084,594	10,453,825	10,770,070	11,183,749	11,440,805	11,252,230	12,096,229
General Vacancy	(169,889)	(674,273)	(810,179)	(817,031)	(616,959)	(567,228)	(630,745)	(684,492)	(725,205)	(806,664)	(783,384)	(486,104)	(829,278)
Collection Loss	(127,821)	(138,924)	(146,388)	(151,306)	(148,524)	(148,893)	(151,268)	(156,807)	(161,552)	(167,757)	(171,611)	(168,783)	(181,443)

Effective Gross Revenue	8,223,640	8,448,514	8,802,511	9,118,732	9,136,176	9,209,987	9,302,581	9,612,526	9,883,313	10,209,328	10,485,810	10,597,343	11,085,508

Operating Expenses
Real Estate Taxes	1,004,332	1,034,462	1,065,496	1,097,461	1,130,385	1,164,296	1,199,224	1,235,201	1,272,258	1,310,425	1,349,738	1,390,232	1,431,936
Insurance	55,000	56,651	58,348	60,100	61,904	63,759	65,674	67,643	69,672	71,763	73,916	76,132	78,417
Payroll/ Labor Costs	740,000	762,200	785,064	808,620	832,875	857,864	883,598	910,107	937,410	965,533	994,499	1,024,332	1,055,064
Cleaning	410,000	422,300	434,968	448,019	461,458	475,302	489,561	504,249	519,375	534,958	551,005	567,537	584,561
Utilities	870,000	896,100	922,983	950,673	979,191	1,008,569	1,038,826	1,069,991	1,102,090	1,135,152	1,169,208	1,204,283	1,240,412
Repairs & Maintenance	390,000	401,700	413,751	426,165	438,947	452,117	465,681	479,651	494,040	508,861	524,128	539,853	556,046
Sanitation/ Trash	30,000	30,900	31,827	32,783	33,764	34,777	35,822	36,897	38,003	39,143	40,317	41,527	42,773
Management Fee	267,269	274,576	286,081	296,359	296,926	299,325	302,334	312,408	321,208	331,802	340,789	344,414	360,279
Professional Fees	210,000	216,300	222,789	229,473	236,356	243,447	250,752	258,273	266,021	274,003	282,222	290,688	299,411
Security	145,000	149,352	153,830	158,446	163,199	168,095	173,136	178,332	183,683	189,191	194,868	200,713	206,736
Miscellaneous/ Other	220,000	226,600	233,399	240,398	247,612	255,040	262,693	270,573	278,688	287,051	295,660	304,533	313,667

Total Operating Expenses	4,341,601	4,471,141	4,608,536	4,748,497	4,882,617	5,022,591	5,167,301	5,323,325	5,482,448	5,647,882	5,816,350	5,984,244	6,169,302

Net Operating Income	3,882,039	3,977,373	4,193,975	4,370,235	4,253,559	4,187,396	4,135,280	4,289,201	4,400,865	4,561,446	4,669,460	4,613,099	4,916,206

Leasing & Capital Costs
Tenant Improvements	288,900	703,473	104,003	127,451	811,397	1,012,626	1,040,694	1,019,641	868,606	524,151	729,991	1,913,180	815,124
Leasing Commissions	98,849	290,410	47,738	58,399	290,603	418,208	368,735	370,824	290,742	236,836	276,335	639,480	366,872
Reserve	62,825	64,711	66,651	40,047	—	30,346	75,018	45,073	33,160	81,974	84,433	86,965	89,576
Capital Expenditures	621,303	561,303	42,501	350,000	812,499	887,500	500,001	254,666	321,833	309,333	154,667	—	—

Total Leasing & Capital	1,071,877	1,619,897	260,893	575,897	1,914,499	2,348,680	1,984,448	1,690,204	1,514,341	1,152,294	1,245,426	2,639,625	1,271,572

Cash Flow Before Debt Service	2,810,162	2,357,476	3,933,082	3,794,338	2,339,060	1,838,716	2,150,832	2,598,997	2,886,524	3,409,152	3,424,034	1,973,474	3,644,634

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	First Stamford Place Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Gross Revenue
Potential Rental Revenue	30,513,340	30,780,761	31,450,160	31,976,401	32,481,608	33,414,411	34,026,754	34,933,511	36,083,273	37,266,612	38,295,121	40,397,068	41,820,497
Absorption & Turnover Vacancy	(1,244,902)	(852,513)	(13,600)	(82,907)	(70,481)	(704,638)	(238,347)	(1,817,768)	(574,823)	(596,038)	(825,672)	(2,104,700)	(1,326,183)
Base Rent Abatements	(1,050,457)	(575,917)	(38,518)	(37,162)	(41,670)	(301,995)	(185,735)	(795,944)	(507,916)	(448,359)	(464,087)	(1,146,790)	(781,248)

Scheduled Base Rental Revenue	28,217,981	29,352,331	31,398,042	31,856,332	32,369,457	32,407,778	33,602,672	32,319,799	35,000,534	36,222,215	37,005,362	37,145,578	39,713,066
Expense Reimbursement Revenue	3,853,834	3,921,559	4,047,865	4,498,241	4,913,382	5,206,393	5,489,307	5,066,069	4,860,227	5,187,653	5,484,356	4,962,272	4,921,822
Miscellaneous Revenue	904,825	931,968	959,931	988,723	1,018,389	1,048,941	1,080,403	1,112,821	1,146,203	1,180,591	1,216,008	1,252,489	1,290,060

Total Gross Revenue	32,976,640	34,205,858	36,405,838	37,343,296	38,301,228	38,663,112	40,172,382	38,498,689	41,006,964	42,590,459	43,705,726	43,360,339	45,924,948
General Vacancy	(453,733)	(512,882)	(1,306,509)	(1,276,426)	(1,326,881)	(727,823)	(1,234,560)	(639,649)	(935,689)	(979,754)	(1,129,216)	(707,299)	(630,763)
Collection Loss	(261,920)	(273,296)	(293,221)	(301,246)	(309,821)	(311,278)	(324,928)	(307,097)	(329,920)	(344,215)	(354,168)	(347,229)	(370,847)

Effective Gross Revenue	32,260,987	33,419,680	34,806,108	35,765,624	36,664,526	37,624,011	38,612,894	37,551,943	39,741,355	41,266,490	42,222,342	42,305,811	44,923,338

Portfolio Expenses
Real Estate Taxes	3,877,437	3,993,760	4,113,573	4,236,980	4,364,090	4,495,012	4,629,863	4,768,758	4,911,821	5,059,176	5,210,951	5,367,280	5,528,298
Insurance	176,000	181,280	186,718	192,320	198,090	204,032	210,153	216,458	222,952	229,640	236,529	243,625	250,934
Payroll/ Labor Costs	2,035,000	2,096,050	2,158,932	2,223,699	2,290,410	2,359,123	2,429,896	2,502,793	2,577,877	2,655,213	2,734,870	2,816,916	2,901,423
Cleaning	1,215,000	1,251,450	1,288,994	1,327,663	1,367,493	1,408,518	1,450,774	1,494,297	1,539,126	1,585,299	1,632,858	1,681,844	1,732,299
Utilities	2,820,000	2,904,600	2,991,738	3,081,490	3,173,935	3,269,153	3,367,227	3,468,244	3,572,292	3,679,460	3,789,844	3,903,540	4,020,646
Repairs & Maintenance	1,200,000	1,236,000	1,273,080	1,311,272	1,350,611	1,391,129	1,432,863	1,475,849	1,520,124	1,565,728	1,612,700	1,661,081	1,710,913
Sanitation/Trash	45,000	46,350	47,741	49,173	50,648	52,167	53,732	55,344	57,005	58,715	60,476	62,291	64,159
Management Fee	1,048,482	1,086,140	1,131,199	1,162,383	1,191,597	1,222,780	1,254,919	1,220,438	1,291,594	1,341,161	1,372,226	1,374,939	1,460,008
Professional Fees	460,000	473,800	488,014	502,654	517,734	533,266	549,264	565,742	582,714	600,196	618,202	636,748	655,850
Security	500,000	515,000	530,450	546,363	562,754	579,637	597,026	614,937	633,385	652,387	671,958	692,117	712,880
Miscellaneous/Other	522,000	537,660	553,790	570,403	587,516	605,141	623,295	641,994	661,254	681,092	701,524	722,570	744,247

Total Operating Expenses	13,898,919	14,322,090	14,764,229	15,204,400	15,654,878	16,119,958	16,599,012	17,024,854	17,570,144	18,108,067	18,642,138	19,162,951	19,781,657

Net Operating Income	18,362,068	19,097,590	20,041,879	20,561,224	21,009,648	21,504,053	22,013,882	20,527,089	22,171,211	23,158,423	23,580,204	23,142,860	25,141,681

Leasing & Capital Costs
Tenant Improvements	2,862,609	2,329,754	201,517	194,416	170,147	1,415,795	900,134	3,497,124	2,331,609	1,993,558	2,119,911	5,225,680	3,604,507
Leasing Commissions	1,489,224	1,234,148	111,159	114,848	122,252	798,067	478,750	2,036,216	1,249,034	1,056,277	1,105,141	2,717,415	1,951,926
Capital Costs & Reserves	890,635	947,941	544,811	166,667	399,999	850,000	1,016,001	787,199	437,199	235,213	148,380	—	—

Total Leasing & Capital Costs	5,242,468	4,511,843	857,487	475,931	692,398	3,063,862	2,394,885	6,320,539	4,017,842	3,285,048	3,373,432	7,943,095	5,556,433

Cash Flow Before Debt Service	13,119,600	14,585,747	19,184,392	20,085,293	20,317,250	18,440,191	19,618,997	14,206,550	18,153,369	19,873,375	20,206,772	15,199,765	19,585,248

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	10 Bank Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	7,405,253	7,487,224	7,559,547	7,710,666	7,900,589	8,071,547	8,227,732	8,405,197	8,628,179	8,792,007	8,966,558	9,195,339	9,746,093
Absorption & Turnover Vacancy	(887,591)	(200,142)	(177,475)	(49,159)	(131,991)	(241,830)	(167,890)	(134,087)	(362,432)	(207,937)	(171,355)	(237,045)	(556,392)
Base Rent Abatements	(286,265)	(418,723)	(186,057)	(19,510)	(74,575)	(127,981)	(94,213)	(54,026)	(188,705)	(111,214)	(77,854)	(128,878)	(335,791)

Scheduled Base Rental Revenue	6,231,397	6,868,359	7,196,015	7,641,997	7,694,023	7,701,736	7,965,629	8,217,084	8,077,042	8,472,856	8,717,349	8,829,416	8,853,910
Expense Reimbursement Revenue	645,296	803,486	874,205	994,967	1,058,742	1,098,851	1,174,721	1,285,421	1,266,796	1,308,816	1,354,146	1,409,027	1,217,990
Other Income	625,000	643,752	663,062	682,955	703,442	724,547	746,282	768,672	791,732	815,483	839,948	865,146	891,099

Total Potential Gross Revenue	7,501,693	8,315,597	8,733,282	9,319,919	9,456,207	9,525,134	9,886,632	10,271,177	10,135,570	10,597,155	10,911,443	11,103,589	10,962,999
General Vacancy		(12,752)	(45,293)	(185,068)	(107,714)	(2,344)	(83,473)	(126,045)	—	(62,191)	(105,715)	(46,471)	—
Collection Loss	(112,525)	(124,734)	(131,001)	(139,798)	(141,842)	(142,877)	(148,299)	(154,068)	(152,033)	(158,957)	(163,671)	(166,554)	(164,446)

Effective Gross Revenue	7,389,168	8,178,111	8,556,988	8,995,053	9,206,651	9,379,913	9,654,860	9,991,064	9,983,537	10,376,007	10,642,057	10,890,564	10,798,553

Operating Expenses
Real Estate Taxes	1,441,282	1,484,519	1,529,056	1,574,929	1,622,175	1,670,842	1,720,967	1,772,594	1,825,773	1,880,545	1,936,964	1,995,071	2,054,924
Insurance	50,000	51,500	53,044	54,636	56,276	57,962	59,703	61,493	63,339	65,239	67,196	69,212	71,288
Payroll/ Labor Costs	585,000	602,551	620,627	639,244	658,423	678,176	698,519	719,476	741,061	763,293	786,191	809,776	834,071
Cleaning	356,000	366,680	377,679	389,012	400,681	412,702	425,083	437,835	450,971	464,498	478,435	492,788	507,570
Utilities	860,000	885,800	912,373	939,746	967,938	996,975	1,026,886	1,057,691	1,089,421	1,122,106	1,155,768	1,190,441	1,226,155
Repairs & Maintenance	265,000	272,951	281,138	289,572	298,260	307,208	316,424	325,916	335,694	345,765	356,137	366,822	377,827
Sanitation/Trash	4,000	4,120	4,245	4,370	4,501	4,638	4,776	4,920	5,067	5,220	5,375	5,537	5,703
Miscellaneous/ Other	165,000	169,951	175,047	180,301	185,709	191,280	197,019	202,929	209,016	215,289	221,746	228,398	235,251
Professional Fees	205,000	211,151	217,484	224,008	230,729	237,651	244,780	252,124	259,689	267,478	275,502	283,767	292,282
Security	130,000	133,900	137,917	142,056	146,315	150,707	155,226	159,884	164,679	169,621	174,709	179,952	185,349
Management Fee	240,148	265,789	278,102	292,338	299,217	304,848	313,782	324,709	324,466	337,219	345,867	353,944	350,953

Total Operating Expenses	4,301,430	4,448,912	4,586,712	4,730,212	4,870,224	5,012,989	5,163,165	5,319,571	5,469,176	5,636,273	5,803,890	5,975,708	6,141,373

Net Operating Income	3,087,738	3,729,199	3,970,276	4,264,841	4,336,427	4,366,924	4,491,695	4,671,493	4,514,361	4,739,734	4,838,167	4,914,856	4,657,180

Leasing & Capital Costs
Tenant Improvements	756,298	623,253	523,015	126,127	396,936	755,883	530,821	349,265	1,095,898	665,664	392,875	780,664	1,802,963
Leasing Commissions	292,219	196,705	257,705	56,088	208,678	319,699	218,283	154,678	480,888	324,129	204,733	383,393	730,141
Reserves	26,579	19,555	48,336	29,044	21,367	30,812	22,669	56,037	57,718	59,448	61,234	63,071	64,961
Cap Ex	846,249	846,249		91,667	204,167	474,999	633,334	770,832	500,000	—	—	—	—

Total Leasing & Capital Costs	1,921,345	1,685,762	829,056	302,926	831,148	1,581,393	1,405,107	1,330,812	2,134,504	1,049,241	658,842	1,227,128	2,598,065

Cash Flow Before Debt Service	1,166,393	2,043,437	3,141,220	3,961,915	3,505,279	2,785,531	3,086,588	3,340,681	2,379,857	3,690,493	4,179,325	3,687,728	2,059,115

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	Metro Center Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	12,899,087	13,198,387	13,660,127	14,036,898	14,361,653	14,600,184	14,941,551	15,531,299	16,296,792	16,992,414	17,487,631	17,877,792	18,504,158
Absorption & Turnover Vacancy	(8,500)	(273,166)	(209,072)	(71,199)	(288,062)	(369,868)	(225,596)	(371,656)	(694,351)	(561,843)	(473,640)	(332,596)	(1,014,968)
Base Rent Abatements	—	(11,734)	(180,903)	(16,323)	(118,420)	(133,015)	(25,191)	(134,884)	(149,499)	(345,432)	(278,035)	(139,013)	(388,460)

Scheduled Base Rental Revenue	12,890,587	12,913,487	13,270,152	13,949,376	13,955,171	14,097,301	14,690,764	15,024,759	15,452,942	16,085,139	16,735,956	17,406,183	17,100,730
Expense Reimbursement Revenue	2,017,954	2,106,093	2,070,860	2,242,582	2,268,529	2,317,646	2,407,691	2,451,484	2,362,601	2,133,555	1,803,375	1,835,016	1,626,462
Miscellaneous Income	1,100,000	1,133,000	1,166,989	1,202,001	1,238,060	1,275,201	1,313,458	1,352,861	1,393,447	1,435,250	1,478,307	1,522,657	1,568,338

Total Potential Gross Revenue	16,008,541	16,152,580	16,508,001	17,393,959	17,461,760	17,690,148	18,411,913	18,829,104	19,208,990	19,653,944	20,017,638	20,763,856	20,295,530
General Vacancy	(151,670)			(103,452)
Collection Loss	(160,085)	(161,526)	(165,081)	(173,939)	(174,617)	(176,902)	(184,119)	(188,292)	(192,089)	(196,539)	(200,176)	(207,639)	(202,956)

Effective Gross Revenue	15,696,786	15,991,054	16,342,920	17,116,568	17,287,143	17,513,246	18,227,794	18,640,812	19,016,901	19,457,405	19,817,462	20,556,217	20,092,574

Operating Expenses
Real Estate Taxes	1,652,622	1,702,200	1,753,267	1,805,865	1,860,039	1,915,842	1,973,317	2,032,516	2,093,494	2,156,296	2,220,985	2,287,617	2,356,244
Insurance	70,000	72,100	74,264	76,491	78,785	81,149	83,583	86,091	88,674	91,334	94,075	96,896	99,803
Payroll/Labor Costs	775,000	798,252	822,196	846,864	872,269	898,438	925,391	953,151	981,747	1,011,200	1,041,534	1,072,781	1,104,964
Cleaning	535,000	551,052	567,580	584,609	602,148	620,211	638,819	657,982	677,722	698,052	718,996	740,566	762,781
Utilities	1,000,000	1,030,000	1,060,900	1,092,728	1,125,509	1,159,273	1,194,052	1,229,874	1,266,770	1,304,774	1,343,917	1,384,235	1,425,760
Repairs & Maintenance	510,000	525,300	541,059	557,292	574,008	591,230	608,967	627,237	646,052	665,435	685,396	705,960	727,139
Sanitation/Trash	30,000	30,900	31,827	32,783	33,764	34,777	35,822	36,897	38,003	39,143	40,317	41,527	42,773
Management Fee	510,145	519,709	531,145	556,288	561,832	569,180	592,404	605,825	618,049	632,366	644,067	668,077	653,009
Professional Fees	220,000	226,600	233,399	240,398	247,612	255,040	262,693	270,573	278,688	287,051	295,660	304,533	313,667
Security	155,000	159,648	164,440	169,372	174,456	179,687	185,077	190,632	196,348	202,239	208,308	214,556	220,992
Miscellaneous/Other	400,000	412,000	424,360	437,091	450,204	463,709	477,622	491,949	506,709	521,908	537,567	553,693	570,304

Total Operating Expenses	5,857,767	6,027,761	6,204,437	6,399,781	6,580,626	6,768,536	6,977,747	7,182,727	7,392,256	7,609,798	7,830,822	8,070,441	8,277,436

Net Operating Income	9,839,019	9,963,293	10,138,483	10,716,787	10,706,517	10,744,710	11,250,047	11,458,085	11,624,645	11,847,607	11,986,640	12,485,776	11,815,138

Leasing & Capital Costs
Tenant Improvements	100,581	30,010	476,199	41,608	322,104	401,582	15,523	353,051	395,108	928,142	735,656	364,098	1,026,948
Leasing Commissions		49,494	646,014	70,430	484,757	528,289	26,205	493,652	517,258	1,259,081	949,355	496,759	1,353,529
Jefferies—2012 TI allowance	122,532	—	—	—	—	—	—	—	—	—	—	—	—
Reserves	—	—	—	—	—	—	23,680	33,152	—	23,680	56,832	56,832	56,832
Capital Expenditures	50,001	99,999	282,501	436,667	492,500	580,833	518,333	372,501	356,267	239,600	29,999	—	—

Total Leasing & Capital Costs	273,114	179,503	1,404,714	548,705	1,299,361	1,510,704	583,741	1,252,356	1,268,633	2,450,503	1,771,842	917,689	2,437,309

Cash Flow Before Debt Service	9,565,905	9,783,790	8,733,769	10,168,082	9,407,156	9,234,006	10,666,306	10,205,729	10,356,012	9,397,104	10,214,798	11,568,087	9,377,829

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	Merritview Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	7,322,571	7,445,590	7,561,556	7,701,075	7,796,607	7,971,764	8,145,822	8,296,825	8,583,085	8,850,505	9,067,428	9,238,344	9,448,985
Absorption & Turnover Vacancy	(1,041,796)	(236,906)	(82,864)	(195,659)	—	(139,977)	(88,140)	(46,966)	(816,582)	(171,747)	(190,085)	(372,573)	(153,085)
Base Rent Abatements	(236,091)	(481,140)	(158,398)	(107,918)	(22,611)	(88,462)	(55,502)	(39,933)	(504,459)	(108,693)	(115,537)	(238,560)	(100,713)

Scheduled Base Rental Revenue	6,044,684	6,727,544	7,320,294	7,397,498	7,773,996	7,743,325	8,002,180	8,209,926	7,262,044	8,570,065	8,761,806	8,627,211	9,195,187
Expense Reimbursement Revenue	935,431	1,072,411	1,128,268	1,199,077	1,283,064	1,359,236	1,469,738	1,570,076	1,290,716	1,131,088	1,176,603	1,105,029	1,220,624
Other Income	270,000	278,100	286,443	295,036	303,888	313,004	322,393	332,066	342,028	352,288	362,858	373,743	384,957

Total Potential Gross Revenue	7,250,115	8,078,055	8,735,005	8,891,611	9,360,948	9,415,565	9,794,311	10,112,068	8,894,788	10,053,441	10,301,267	10,105,983	10,800,768
General Vacancy	—	(303,566)	(490,297)	(395,014)	(608,461)	(481,134)	(554,220)	(613,371)		(492,889)	(491,854)	(308,532)	(558,915)
Collection Loss	(108,752)	(121,170)	(131,025)	(133,374)	(140,413)	(141,234)	(146,916)	(151,680)	(133,422)	(150,803)	(154,518)	(151,589)	(162,012)
Effective Gross Revenue	7,141,363	7,653,319	8,113,683	8,363,223	8,612,074	8,793,197	9,093,175	9,347,017	8,761,366	9,409,749	9,654,895	9,645,862	10,079,841

Operating Expenses
Real Estate Taxes	725,219	746,975	769,385	792,467	816,240	840,729	865,948	891,928	918,686	946,248	974,633	1,003,873	1,033,989
Electric	—	—	—	—	—	—	—	—	—	—	—	—	—
Insurance	50,000	51,500	53,044	54,636	56,276	57,962	59,703	61,493	63,339	65,239	67,196	69,212	71,288
Payroll/ Labor Costs	705,000	726,151	747,935	770,372	793,484	817,287	841,808	867,060	893,074	919,865	947,461	975,886	1,005,161
Cleaning	470,000	484,100	498,623	513,581	528,989	544,859	561,204	578,041	595,381	613,245	631,640	650,590	670,106
Utilities	644,000	663,320	683,219	703,716	724,827	746,572	768,972	792,038	815,799	840,275	865,482	891,446	918,191
Repairs & Maintenance	415,000	427,452	440,272	453,481	467,088	481,098	495,531	510,398	525,710	541,482	557,725	574,457	591,691
Sanitation/ Trash	25,000	25,752	26,522	27,319	28,138	28,980	29,853	30,746	31,669	32,619	33,599	34,606	35,642
Management Fee	232,095	248,732	263,695	271,804	279,892	285,780	295,527	303,779	284,744	305,817	313,784	313,490	327,596
Professional Fees	295,000	303,851	312,964	322,355	332,025	341,987	352,245	362,812	373,698	384,909	396,455	408,348	420,600
Security	115,000	118,452	122,003	125,664	129,433	133,318	137,316	141,435	145,680	150,048	154,550	159,188	163,963
Miscellaneous/Other	180,000	185,400	190,963	196,691	202,592	208,668	214,930	221,377	228,019	234,859	241,905	249,162	256,636

Total Operating Expenses	3,856,314	3,981,685	4,108,625	4,232,086	4,358,984	4,487,240	4,623,037	4,761,107	4,875,799	5,034,606	5,184,430	5,330,258	5,494,863

Net Operating Income	3,285,049	3,671,634	4,005,058	4,131,137	4,253,090	4,305,957	4,470,138	4,585,910	3,885,567	4,375,143	4,470,465	4,315,604	4,584,978

Leasing & Capital Costs
Tenant Improvements	928,890	1,215,092	469,622	737,055	—	465,061	330,367	140,906	3,302,979	668,546	702,374	1,475,898	609,202
Leasing Commissions	259,627	530,727	176,637	300,017		208,737	148,073	61,546	1,155,570	247,226	271,802	534,961	229,113
Reserves	2,390	2,868	—	—	—	—	—	—	—	25,120	55,265	55,265	60,289
Capital Expenditures	349,499	25,000	924,999	1,075,000	366,668	549,999	554,168	538,701	317,867	—	—	—	—

Total Leasing & Capital Costs	1,540,406	1,773,687	1,571,258	2,112,072	366,668	1,223,797	1,032,608	741,153	4,776,416	940,892	1,029,441	2,066,124	898,604

Cash Flow Before Debt Service	1,744,643	1,897,947	2,433,800	2,019,065	3,886,422	3,082,160	3,437,530	3,844,757	(890,849)	3,434,251	3,441,024	2,249,480	3,686,374

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	10 Union Square Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	4,200,064	4,309,119	4,448,156	4,555,756	4,651,120	4,690,005	4,795,427	4,947,883	5,071,295	5,201,514	5,300,627	5,437,451	5,786,561
Absorption & Turnover Vacancy	—	(60,139)	—	—	—	(52,694)	—	—	(47,809)	(44,348)	—	(299,934)	—
Base Rent Abatements	—	(72,167)	—	—	—	(65,194)	—	—	(57,371)	(53,217)	—	(129,916)	(179,005)

Scheduled Base Rental Revenue	4,200,064	4,176,813	4,448,156	4,555,756	4,651,120	4,572,117	4,795,427	4,947,883	4,966,115	5,103,949	5,300,627	5,007,601	5,607,556
Expense Reimbursement Revenue
CAM	142,335	124,468	77,608	91,118	105,042	105,642	114,153	128,619	122,901	77,070	86,161	93,405	92,222
Real Estate Taxes	498,110	486,095	447,313	447,739	455,044	467,354	496,485	531,885	555,289	532,362	566,714	534,699	94,890

Total Reimbursement Revenue	640,445	610,563	524,921	538,857	560,086	572,996	610,638	660,504	678,190	609,432	652,875	628,104	187,112
Condenser Water	54,384	56,016	57,696	59,427	61,211	63,046	64,936	66,886	68,892	70,959	73,089	75,279	77,540

Total Potential Gross Revenue	4,894,893	4,843,392	5,030,773	5,154,040	5,272,417	5,208,159	5,471,001	5,675,273	5,713,197	5,784,340	6,026,591	5,710,984	5,872,208
General Vacancy	(146,846)	(86,967)	(150,924)	(154,620)	(158,173)	(105,132)	(164,130)	(170,257)	(125,022)	(130,513)	(180,798)		(176,167)

Effective Gross Revenue	4,748,047	4,756,425	4,879,849	4,999,420	5,114,244	5,103,027	5,306,871	5,505,016	5,588,175	5,653,827	5,845,793	5,710,984	5,696,041

Operating Expenses
Insurance	15,840	16,317	16,804	17,309	17,829	18,362	18,914	19,482	20,066	20,668	21,289	21,927	22,584
Real Estate Taxes	1,194,718	1,204,418	1,204,870	1,205,322	1,213,026	1,238,358	1,274,599	1,311,929	1,350,377	1,389,979	1,430,959	1,498,639	1,543,142
Marketing/Advertising	21,321	21,960	22,620	23,298	23,997	24,717	25,458	26,221	27,010	27,818	28,655	29,512	30,399
Professional Fees	90,641	93,359	96,161	99,047	102,017	105,079	108,229	111,477	114,823	118,266	121,814	125,469	129,229
Management Fees	154,311	154,583	158,595	162,481	166,213	165,848	172,474	178,914	181,615	183,750	189,988	185,608	185,120
Repairs and Maintenance	32,445	33,419	34,420	35,453	36,517	37,612	38,742	39,903	41,101	42,334	43,604	44,911	46,258
Payroll/Labor Costs	37,851	38,989	40,157	41,363	42,602	43,882	45,197	46,554	47,951	49,389	50,870	52,396	53,969
Miscellaneous	186,225	24,721	25,464	26,226	27,013	27,825	28,658	29,519	30,404	31,316	32,255	33,223	34,220
CAM	266,978	274,989	283,236	291,734	300,487	309,501	318,785	328,350	338,199	348,347	358,796	369,560	380,646
Reserves	14,928	15,377	15,839	16,312	16,803	17,307	17,827	18,360	18,912	19,479	20,064	20,665	21,286

Total Operating Expenses	2,015,258	1,878,132	1,898,166	1,918,545	1,946,504	1,988,491	2,048,883	2,110,709	2,170,458	2,231,346	2,298,294	2,381,910	2,446,853

Net Operating Income	2,732,789	2,878,293	2,981,683	3,080,875	3,167,740	3,114,536	3,257,988	3,394,307	3,417,717	3,422,481	3,547,499	3,329,074	3,249,188

Leasing & Capital Costs
Tenant Improvements	—	9,425	—	—	—	4,793	—	—	9,981	7,056	—	17,522	96,214
Leasing Commissions	—	204,735	—	—	—	180,594	—	—	162,759	150,976	—	385,096	325,190

Total Leasing & Capital Costs	—	214,160	—	—	—	185,387	—	—	172,740	158,032	—	402,618	421,404

Cash Flow Before Debt Service	2,732,789	2,664,133	2,981,683	3,080,875	3,167,740	2,929,149	3,257,988	3,394,307	3,244,977	3,264,449	3,547,499	2,926,456	2,827,784

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	East West Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	4,963,179	5,191,446	5,035,321	5,030,565	5,096,322	5,163,830	5,719,345	5,872,620	5,963,827	6,057,767	6,154,531	7,530,911	7,879,370
Absorption & Turnover Vacancy	—	(63,044)	(171,832)	—	—	—	—	—	—	—	—	(1,143,426)	(235,413)
Base Rent Abatements	—	(47,283)	(128,874)	—	—	—	(214,067)	—	—	—	—	(422,151)	(244,576)

Scheduled Base Rental Revenue	4,963,179	5,081,119	4,734,615	5,030,565	5,096,322	5,163,830	5,505,278	5,872,620	5,963,827	6,057,767	6,154,531	5,965,334	7,399,381
Expense Reimbursement Revenue
CAM	102,412	108,512	31,195	5,639	8,059	10,554	12,021	19,793	31,245	43,044	55,187	24,795	21,393
Real Estate Taxes	379,511	410,394	187,461	144,520	177,057	206,154	151,783	150,622	178,084	206,372	235,506	83,644	74,213

Total Reimbursement Revenue	481,923	518,906	218,656	150,159	185,116	216,708	163,804	170,415	209,329	249,416	290,693	108,439	95,606

Total Potential Gross Revenue	5,445,102	5,600,025	4,953,271	5,180,724	5,281,438	5,380,538	5,669,082	6,043,035	6,173,156	6,307,183	6,445,224	6,073,773	7,494,987
General Vacancy	(163,353)	(106,848)		(155,423)	(158,442)	(161,415)	(170,074)	(181,291)	(185,195)	(189,215)	(193,356)	—	—

Effective Gross Revenue	5,281,749	5,493,177	4,953,271	5,025,301	5,122,996	5,219,123	5,499,008	5,861,744	5,987,961	6,117,968	6,251,868	6,073,773	7,494,987

Operating Expenses
Insurance	10,558	10,874	11,201	11,537	11,883	12,240	12,607	12,984	13,375	13,776	14,189	14,615	15,052
Payroll/Labor Costs	31,113	32,046	33,008	33,996	35,018	36,070	37,151	38,265	39,413	40,596	41,813	43,068	44,360
Management Fees	171,657	178,528	160,981	163,323	166,497	169,623	178,717	190,506	194,609	198,834	203,185	197,399	243,586
Professional Fees	48,994	50,465	51,978	53,537	55,142	56,797	58,502	60,255	62,065	63,926	65,843	67,820	69,852
Marketing/Advertising	6,400	6,592	6,791	6,993	7,203	7,419	7,643	7,871	8,108	8,350	8,601	8,859	9,125
Utilities	1,907	1,964	2,023	2,085	2,146	2,210	2,277	2,345	2,415	2,488	2,564	2,640	2,719
Repairs and Maintenance	1,000	1,031	1,060	1,092	1,126	1,160	1,194	1,229	1,267	1,305	1,344	1,383	1,427
Common Area Maintenance	358,327	369,077	380,149	391,554	403,300	415,401	427,860	440,698	453,917	467,535	481,561	496,009	510,889
Real Estate Taxes	1,200,881	1,249,644	1,293,340	1,339,018	1,385,023	1,428,803	1,471,667	1,515,819	1,561,292	1,608,130	1,656,374	1,735,556	1,787,620
Miscellaneous/Other	7,868	8,103	8,348	8,597	8,856	9,120	9,396	9,675	9,968	10,265	10,574	10,892	11,219
Reserves	17,057	17,569	18,096	18,637	19,198	19,773	20,365	20,978	21,607	22,255	22,922	23,611	24,318

Total Operating Expenses	1,855,762	1,925,893	1,966,975	2,030,369	2,095,392	2,158,616	2,227,379	2,300,625	2,368,036	2,437,460	2,508,970	2,601,852	2,720,167

Net Operating Income	3,425,987	3,567,284	2,986,296	2,994,932	3,027,604	3,060,507	3,271,629	3,561,119	3,619,925	3,680,508	3,742,898	3,471,921	4,774,820

Leasing & Capital Costs
Tenant Improvements	—	4,048	22,046	—	—	—	—	—	—	—	—	132,828	35,231
Leasing Commissions	—	106,928	291,445	—	—	—	299,911	—	—	—	—	1,197,636	553,099

Total Leasing & Capital Costs	—	110,976	313,491	—	—	—	299,911	—	—	—	—	1,330,464	588,330

Cash Flow Before Debt Service	3,425,987	3,456,308	2,672,805	2,994,932	3,027,604	3,060,507	2,971,718	3,561,119	3,619,925	3,680,508	3,742,898	2,141,457	4,186,490

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	Gotham Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	2,764,276	2,502,401	2,902,442	3,029,950	3,097,437	3,166,948	3,238,546	3,312,292	3,388,250	3,466,486	3,547,068	3,682,741	3,783,113
Absorption & Turnover Vacancy	(158,650)	—	(194,316)	—	—	—	—	—	—	—	—	(232,651)	(266,215)
Base Rent Abatements	—	(99,950)	(116,589)	—	—	—	—	—	—	—	—	(139,591)	(159,728)

Scheduled Base Rental Revenue	2,605,626	2,402,451	2,591,537	3,029,950	3,097,437	3,166,948	3,238,546	3,312,292	3,388,250	3,466,486	3,547,068	3,310,499	3,357,170
Expense Reimbursement Revenue
Real Estate Taxes	434,940	466,777	221,773	209,027	251,724	285,126	313,045	341,801	371,422	401,935	433,359	390,004	301,931
CAM	8,537	10,836	10,445	12,046	12,408	12,782	13,164	13,558	13,966	14,385	14,817	14,236	14,155

Total Reimbursement Revenue	443,477	477,613	232,218	221,073	264,132	297,908	326,209	355,359	385,388	416,320	448,176	404,240	316,086
Condenser Water	62,315	64,185	66,109	68,094	70,137	72,239	74,408	76,639	78,938	81,307	83,747	86,258	88,847

Total Potential Gross Revenue	3,111,418	2,944,249	2,889,864	3,319,117	3,431,706	3,537,095	3,639,163	3,744,290	3,852,576	3,964,113	4,078,991	3,800,997	3,762,103
General Vacancy	—	(88,327)	—	(99,574)	(102,951)	(106,113)	(109,175)	(112,329)	(115,577)	(118,923)	(122,370)	—	—

Effective Gross Revenue	3,111,418	2,855,922	2,889,864	3,219,543	3,328,755	3,430,982	3,529,988	3,631,961	3,736,999	3,845,190	3,956,621	3,800,997	3,762,103

Operating Expenses
Common Area Maintenance	78,769	81,134	83,568	86,075	88,656	91,317	94,055	96,877	99,784	102,778	105,861	109,035	112,309
Insurance	14,301	14,729	15,171	15,627	16,095	16,579	17,075	17,588	18,116	18,658	19,218	19,796	20,388
Payroll/Labor Costs	34,710	35,751	36,825	37,928	39,066	40,237	41,447	42,689	43,969	45,289	46,647	48,048	49,488
Utilities	54,075	55,697	57,369	59,088	60,863	62,687	64,569	66,504	68,500	70,557	72,671	74,853	77,098
Marketing/Advertising	6,076	6,260	6,446	6,640	6,841	7,044	7,257	7,474	7,698	7,929	8,167	8,412	8,664
Management Fees	101,122	92,817	93,920	104,635	108,186	111,507	114,725	118,038	121,454	124,968	128,591	123,531	122,268
Real Estate Taxes	713,219	768,339	810,012	854,600	897,298	930,696	958,617	987,374	1,016,996	1,047,507	1,078,932	1,130,507	1,164,423
Repairs and Maintenance	1,545	1,592	1,638	1,689	1,739	1,790	1,845	1,899	1,957	2,016	2,076	2,139	2,203
Professional Fees	36,520	37,614	38,740	39,904	41,101	42,334	43,605	44,910	46,261	47,646	49,077	50,548	52,066
Miscellaneous/Other	2,775	2,859	2,945	3,033	3,123	3,218	3,315	3,414	3,517	3,623	3,730	3,842	3,959
Reserves	14,484	14,919	15,367	15,827	16,302	16,791	17,295	17,814	18,349	18,899	19,465	20,051	20,651

Total Operating Expenses	1,057,596	1,111,711	1,162,001	1,225,046	1,279,270	1,324,200	1,363,805	1,404,581	1,446,601	1,489,870	1,534,435	1,590,762	1,633,517

Net Operating Income	2,053,822	1,744,211	1,727,863	1,994,497	2,049,485	2,106,782	2,166,183	2,227,380	2,290,398	2,355,320	2,422,186	2,210,235	2,128,586

Leasing & Capital Costs
Tenant Improvements	—	5,049	7,706	—	—	—	—	—	—	—	—	6,786	10,355
Leasing Commissions	—	283,555	330,762	—	—	—	—	—	—	—	—	396,017	453,148

Total Leasing & Capital Costs		288,604	338,468	—	—	—	—	—	—	—	—	402,803	463,503

Cash Flow Before Debt Service	2,053,822	1,455,607	1,389,395	1,994,497	2,049,485	2,106,782	2,166,183	2,227,380	2,290,398	2,355,320	2,422,186	1,807,432	1,665,083

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	66-69 Main Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	1,522,511	1,522,510	1,601,609	1,876,120	1,884,597	2,043,122	2,056,491	1,928,983	1,938,516	1,961,838	2,328,733	2,391,488	2,463,238
Absorption & Turnover Vacancy	—	—	(68,604)	(141,327)	—	—	—	(60,735)	(81,918)	—	(236,597)	—	(70,409)
Base Rent Abatements	(314,125)	—	—	(105,995)	—	—	—	(27,331)	(36,863)	—	(106,469)	—	(31,684)

Scheduled Base Rental Revenue	1,208,386	1,522,510	1,533,005	1,628,798	1,884,597	2,043,122	2,056,491	1,840,917	1,819,735	1,961,838	1,985,667	2,391,488	2,361,145
Expense Reimbursement Revenue
CAM less RET	5,372	5,953	5,598	9,259	14,067	14,902	15,772	24,367	25,858	29,429	59,293	67,946	68,006
Real Estate Taxes	60,134	67,613	65,135	60,861	89,222	97,571	106,175	142,928	152,345	173,489	301,359	345,322	345,593

Total Reimbursement Revenue	65,506	73,566	70,733	70,120	103,289	112,473	121,947	167,295	178,203	202,918	360,652	413,268	413,599

Total Potential Gross Revenue	1,273,892	1,596,076	1,603,738	1,698,918	1,987,886	2,155,595	2,178,438	2,008,212	1,997,938	2,164,756	2,346,319	2,804,756	2,774,744
General Vacancy	(44,587)	(55,862)	—	—	(69,576)	(75,445)	(76,246)	(11,678)	—	(75,766)	—	(98,167)	(29,171)
Collection Loss	(19,108)	(23,941)	(24,057)	(25,484)	(29,818)	(32,333)	(32,677)	(30,123)	(29,969)	(32,472)	(35,195)	(42,071)	(41,621)

Effective Gross Revenue	1,210,197	1,516,273	1,579,681	1,673,434	1,888,492	2,047,817	2,069,515	1,966,411	1,967,969	2,056,518	2,311,124	2,664,518	2,703,952

Operating Expenses
Insurance	9,103	9,375	9,658	9,947	10,245	10,553	10,870	11,196	11,531	11,877	12,233	12,601	12,979
Real Estate Taxes	247,692	255,123	262,776	270,660	278,780	287,142	295,757	304,631	313,768	323,183	332,877	342,864	353,149
Payroll/Labor Costs	5,535	5,701	5,872	6,049	6,229	6,418	6,609	6,807	7,011	7,223	7,438	7,661	7,893
Management Fees	12,103	15,163	15,797	16,734	18,884	20,478	20,695	19,664	19,681	20,565	23,111	26,645	27,041
Professional Fees	9,623	9,911	10,209	10,515	10,831	11,156	11,490	11,834	12,191	12,554	12,934	13,320	13,720
Repairs and Maintenance	7,400	7,620	7,851	8,087	8,328	8,580	8,835	9,102	9,373	9,657	9,944	10,244	10,550
Utilities	1,571	1,618	1,666	1,716	1,768	1,822	1,875	1,933	1,991	2,050	2,111	2,174	2,241
Miscellaneous/Other	2,012	2,072	2,135	2,198	2,265	2,331	2,403	2,474	2,548	2,626	2,703	2,785	2,869
Reserves	4,320	4,451	4,583	4,721	4,863	5,008	5,160	5,314	5,472	5,638	5,807	5,979	6,160

Total Operating Expenses	299,359	311,034	320,547	330,627	342,193	353,488	363,694	372,955	383,566	395,373	409,158	424,273	436,602

Net Operating Income	910,838	1,205,239	1,259,134	1,342,807	1,546,299	1,694,329	1,705,821	1,593,456	1,584,403	1,661,145	1,901,966	2,240,245	2,267,350

Leasing & Capital Costs
Tenant Improvements	398,871	—	—	21,199	—	—	—	5,466	7,373	—	21,293	—	6,337
Leasing Commissions	293,411	—	—	99,467	—	—	—	58,201	78,499	—	226,724	—	67,471

Total Leasing & Capital Costs	692,282	—	—	120,666	—	—	—	63,667	85,872	—	248,017	—	73,808

Cash Flow Before Debt Service	218,556	1,205,239	1,259,134	1,222,141	1,546,299	1,694,329	1,705,821	1,529,789	1,498,531	1,661,145	1,653,949	2,240,245	2,193,542

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Projected Financial Statements	103-107 Main Cash Flows

For the Years Ending	Jun-2012	Jun-2013	Jun-2014	Jun-2015	Jun-2016	Jun-2017	Jun-2018	Jun-2019	Jun-2020	Jun-2021	Jun-2022	Jun-2023	Jun-2024
Potential Gross Revenue
Base Rental Revenue	423,702	459,016	469,977	443,661	456,970	470,679	474,253	463,413	446,656	454,722	468,364	484,857	459,899
Absorption & Turnover Vacancy	—	(38,282)	(37,131)	—	—	—	(44,380)	(21,523)	(22,168)	—	—	(51,448)	—
Base Rent Abatements	—	(16,726)	(15,750)	—	—	—	(16,726)	—	(15,750)	—	—	(16,726)	—

Scheduled Base Rental Revenue	423,702	404,008	417,096	443,661	456,970	470,679	413,147	441,890	408,738	454,722	468,364	416,683	459,899
Expense Reimbursement Revenue
Real Estate Taxes	72,806	68,556	70,994	79,555	81,943	84,400	79,472	85,922	88,499	94,994	97,842	92,131	103,802
Insurance	3,676	4,262	3,977	1,953	2,009	2,072	1,948	2,110	2,171	2,329	2,401	2,260	2,548
CAM	—	3,615	8,026	14,879	15,327	15,788	14,863	16,073	16,555	17,768	18,302	17,227	19,418

Total Reimbursement Revenue	76,482	76,433	82,997	96,387	99,279	102,260	96,283	104,105	107,225	115,091	118,545	111,618	125,768
Condenser Water	299	308	316	327	336	347	357	368	378	390	401	414	427
Total Potential Gross Revenue	500,483	480,749	500,409	540,375	556,585	573,286	509,787	546,363	516,341	570,203	587,310	528,715	586,094
General Vacancy	(25,025)	—	—	(27,019)	(27,829)	(28,664)	—	(6,872)	(4,756)	(28,511)	(29,365)	—	(29,304)

Effective Gross Revenue	475,458	480,749	500,409	513,356	528,756	544,622	509,787	539,491	511,585	541,692	557,945	528,715	556,790

Operating Expenses
Insurance	1,786	1,838	1,896	1,952	2,010	2,070	2,133	2,196	2,263	2,329	2,401	2,472	2,547
Payroll/Labor Costs	5,263	5,421	5,583	5,751	5,925	6,100	6,285	6,472	6,667	6,867	7,073	7,285	7,504
Professional Fees	21,281	21,919	22,577	23,255	23,952	24,670	25,411	26,172	26,958	27,768	28,599	29,459	30,342
Management Fees	9,510	9,615	10,009	10,266	10,576	10,893	10,195	10,790	10,231	10,835	11,159	10,574	11,135
Marketing/Advertising	8,000	8,240	8,486	8,742	9,004	9,276	9,551	9,840	10,134	10,439	10,751	11,074	11,406
Repairs and Maintenance	5,500	5,665	5,835	6,011	6,190	6,375	6,568	6,765	6,968	7,175	7,392	7,613	7,842
Utilities	300	309	318	327	338	349	359	368	380	392	402	416	428
Real Estate Taxes	72,805	74,989	77,239	79,557	81,942	84,401	86,933	89,541	92,227	94,993	97,845	100,778	103,803
Miscellaneous/Other	2,555	2,631	2,712	2,792	2,876	2,962	3,050	3,143	3,236	3,334	3,432	3,538	3,643
Reserves	1,082	1,115	1,148	1,183	1,219	1,255	1,293	1,331	1,371	1,413	1,454	1,499	1,544

Total Operating Expenses	128,082	131,742	135,803	139,836	144,032	148,351	151,778	156,618	160,435	165,545	170,508	174,708	180,194

Net Operating Income	347,376	349,007	364,606	373,520	384,724	396,271	358,009	382,873	351,150	376,147	387,437	354,007	376,596

Leasing & Capital Costs
Tenant Improvements	—	3,445	3,342	—	—	—	3,994	—	3,990	—	—	4,630	—
Leasing Commissions	—	35,616	33,539	—	—	—	35,616	—	33,539	—	—	35,616	—

Total Leasing & Capital Costs	—	39,061	36,881	—	—	—	39,610	—	37,529	—	—	40,246	—

Cash Flow Before Debt Service	347,376	309,946	327,725	373,520	384,724	396,271	318,399	382,873	313,621	376,147	387,437	313,761	376,596

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN HOLDINGS LLC

2011 - 2020 (10 Years projection)

	Notes	CPI	2011 Budget	2012 Budget	2013 Budget	2014 Budget	2015 Budget	2016 Budget	2017 Budget	2018 Budget	2019 Budget	2020 Budget
INCOME
Retainers
60 East 42nd Street Associates L.L.C.		1.03	24,000	185,400	190,962	196,691	202,592	208,669	214,929	221,377	228,019	234,859
112 West 34th Street Associates L.L.C.		1.03	102,672	76,220	78,507	80,862	83,288	85,786	88,360	91,011	93,741	96,553
112 West 34th Street Company L.L.C.		1.03	201,400	91,073	93,805	96,619	99,517	102,503	105,578	108,745	112,008	115,368
250 West 57th Street Associates L.L.C.		1.03	133,000	105,060	108,212	111,458	114,802	118,246	121,793	125,447	129,211	133,087
500 Mamaroneck Avenue L.P.		1.03	26,626	27,424	28,247	29,095	29,967	30,866	31,792	32,746	33,729	34,740
501 Seventh Avenue Associates L.L.C.		1.03	148,567	100,494	103,509	106,614	109,812	113,107	116,500	119,995	123,595	127,303
1185 Swap Portfolio LP
1185 Gotham		1.03	26,378	27,170	27,985	28,824	29,689	30,580	31,497	32,442	33,415	34,418
1185 Bank Street		1.03	26,379	27,170	27,985	28,825	29,689	30,580	31,497	32,442	33,416	34,418
1333 Broadway Associates L.L.C.		1.03	82,000	55,481	57,145	58,860	60,626	62,444	64,318	66,247	68,235	70,282
1350 Broadway Associates L.L.C.		1.03	75,328	77,588	79,916	82,313	84,783	87,326	89,946	92,644	95,424	98,286
1400 Broadway Associates L.L.C.		1.03	262,730	270,612	278,730	287,092	295,705	304,576	313,713	323,125	332,819	342,803
Cambridge Hanover Value Added Fund II		1.03	82,792	85,275	87,834	90,469	93,183	95,978	98,858	101,823	104,878	108,024
Cambridge Hanover Value Added Fund III			0	0	0	0	0	0	0	0	0	0
Chicago Golf Road LP		1.03	109,153	112,427	115,800	119,274	122,853	126,538	130,334	134,244	138,272	142,420
East West Manhattan Retail Portfolio LP		1.03	27,088	27,900	28,737	29,599	30,487	31,402	32,344	33,314	34,314	35,343
Empire State Building Associates, L.L.C.		1.03	1,037,500	725,000	746,750	769,153	792,227	815,994	840,474	865,688	891,659	918,408
Empire State Building Company L.L.C.		1.03	878,000	600,869	618,895	637,462	656,586	676,284	696,572	717,469	738,994	761,163
Fairfax Merrifield Associates L.L.C.		1.03	29,500	21,762	22,415	23,087	23,780	24,493	25,228	25,985	26,765	27,567
Fairfield MerrittView L.P. L.L.C.		1.03	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
First Stamford Place Co-Tenancy		1.03	50,456	51,970	53,529	55,135	56,789	58,493	60,248	62,055	63,917	65,834
Fisk Building Associates L.L.C.		1.03	157,665	106,775	109,978	113,277	116,676	120,176	123,781	127,495	131,319	135,259
Georgetown Apartments Associates		1.03	52,000	31,928	32,886	33,872	34,888	35,935	37,013	38,123	39,267	40,445
Greenwich Avenue L.L.C.		1.03	12,500	25,375	26,136	26,920	27,728	28,560	29,417	30,299	31,208	32,144
Jefferson (“Dixie”) Associates L.L.C.		1.03	23,935	24,653	25,393	26,155	26,939	27,748	28,580	29,437	30,321	31,230
K.C. Georgetown Apartments			0	0	0	0	0	0	0	0	0	0
Lincoln Building Associates L.L.C.		1.03	592,251	400,929	412,956	425,345	438,105	451,249	464,786	478,730	493,092	507,884
Louisville Self-Service Associates L.L.C.		1.03	21,752	22,405	23,077	23,769	24,482	25,217	25,973	26,752	27,555	28,381
Malkin Co-Investor Capital LP
MetLife		1.03	24,171	24,896	25,643	26,413	27,205	28,021	28,862	29,728	30,619	31,538
Malkin Industrial Partners I, LP		1.03	85,604	88,172	90,817	93,541	96,348	99,238	102,215	105,282	108,440	111,693
Malkin Industrial Partners II, LP		1.03	0	0	0	0	0	0	0	0	0	0
Malkin Strategic Capital II LP (7/2003 - $20.4MM)
Herald Center	A		42,000	0	0	0	0	0	0	0	0	0
Value Retail ($8MM)	B	1.03	95,772	98,646	101,605	95,932		0	0	0	0	0
Malkin Strategic Capital III LP
Cornerstone ($2.9MM)	C	1.03	29,359	9,786	0	0	0	0	0	0	0	0
119 W. 40th Street ($8.6MM)	D	1.03	0	0	0	0	0	0	0	0	0	0
Miracle Plaza II ($750K)	E	1.03	4,508	0	0	0	0	0	0	0	0	0
Malkin Strategic Capital IV LP
Miracle Plaza ($11MM)	E	1.03	66,111	0	0	0	0	0	0	0	0	0
119 W. 40th Street ($3.1MM)	D	1.03	12,917	0	0	0	0	0	0	0	0	0
Madison Lender		1.03	9,000	9,270	9,548	9,835	10,130	10,433	10,746	11,069	11,401	11,743
Future rollover or new SC deal*	F
Malkin Strategic Capital V LP
119 W. 40th Street ($5MM)		1.03	21,465	0	0	0	0	0	0	0	0	0

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN HOLDINGS LLC

2011 - 2020 (10 Years projection)

	Notes	CPI	2011 Budget	2012 Budget	2013 Budget	2014 Budget	2015 Budget	2016 Budget	2017 Budget	2018 Budget	2019 Budget	2020 Budget
University Square ($5.5 MM)	G	1.03	56,667	58,367	0	0	0	0	0	0	0	0
Fashion Outlets	H	1.03	0	0	0	0	0	0	0	0	0	0
The Grove	H	1.03	0	0	0	0	0	0	0	0	0	0
Miracle Plaza II ($6.5 MM)	E	1.03	39,066	0	0	0	0	0	0	0	0	0
Madison Lender		1.03	100,000	103,000	106,090	109,273	112,551	115,927	119,405	122,987	126,677	130,477
681 Fifth Ave		1.03	12,000	12,360	12,731	13,113	13,506	13,911	14,329	14,758	15,201	15,657
220 Park Ave South ($550K)		1.03	2,750	5,528	5,693	5,864	6,040	6,221	6,408	6,600	6,798	7,002
Future rollover or new SC deal*	F		280,000	310,000	400,000	400,000	400,000	120,000	90,000
Malkin Strategic Capital VI LP	I
220 Park Ave South ($1.6MM)		1.03	8,000	16,080	16,562	17,059	17,571	18,098	18,641	19,200	19,776	20,370
Future investments			50,000	300,000	300,000	300,000	300,000	300,000	300,000	250,000	200,000	150,000
Malkin Strategic Capital VII LP	I				100,000	200,000	400,000	400,000	400,000	400,000	400,000	400,000
Malkin Strategic Capital VIII LP	I						100,000	200,000	400,000	400,000	400,000	400,000
Malkin Strategic Capital VIIII LP	I								100,000	200,000	400,000	400,000
Malkin Strategic Capital Value Retail LP	B		79,331	79,331	79,331	72,720	0	0	0	0	0	0
Malkin Properties LLC			12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000
Marlboro Building Associates L.L.C.		1.03	107,051	110,262	113,570	116,977	120,487	124,101	127,824	131,659	135,609	139,677
McKnight Road Associates L.L.C.		1.03	17,451	17,974	18,513	19,069	19,641	20,230	20,837	21,462	22,106	22,769
Merrifield Apartments Company L.L.C.			12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000
Monroeville Self-Services Associates			6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000
New York Union Square Retail LLC		1.03	27,714	28,545	29,402	30,284	31,192	32,128	33,092	34,085	35,107	36,160
Pittsburgh Self-Service Associates L.L.C.		1.03	17,408	17,930	18,468	19,022	19,593	20,181	20,786	21,410	22,052	22,713
Rochester River Oaks Apts (Chicago Foxfire)			0	0	0	0	0	0	0	0	0	0
Seventh and 37th Building Associates L.L.C.		1.03	75,015	58,032	59,773	61,566	63,413	65,315	67,275	69,293	71,372	73,513
Soundview Plaza II
Westport		1.03	24,171	24,896	25,643	26,413	27,205	28,021	28,862	29,728	30,619	31,538
St. Louis - Georgetown Associates L.L.C.		1.03	103,651	75,131	77,384	79,706	82,097	84,560	87,097	89,710	92,401	95,173
Uniway Partners, Peter L. Malkin JV in			750	750	750	750	750	750	750	750	750	750
Wilk Realty Company L.L.C.		1.03	12,293	12,662	12,293	12,293	12,293	12,293	12,293	12,293	12,293	12,293
W&M SC 1370 Non Manager LLC	J	1.03	55,539	57,205	58,921	60,100	61,302	0	0	0	0	0
Westport Main Street Retail LLC		1.03	10,886	11,213	11,549	11,895	12,252	12,620	12,998	13,388	13,790	14,204
New syndications	K	1.03				81,955	84,413	86,946	179,108	184,481	190,016	293,574

Total retainer fees			5,704,319	4,860,995	5,103,676	5,394,549	5,653,182	5,541,745	6,035,060	6,135,520	6,430,195	6,627,067

Overrides
OVERRIDES RECEIVED FROM WH OPERATING PROPERTIES
112 West 34th Street Company L.L.C.			57,971	0	0	87,501	116,551	0	395,677	475,462	735,416	756,367
1333 Broadway Associates L.L.C.			0	0	0	0	0	0	0	0	0	0
1350 Broadway Associates L.L.C.			476,136	737,132	994,900	1,084,501	1,122,003	1,343,362	1,225,488	1,370,957	1,476,359	1,594,848
1400 Broadway Associates L.L.C.			0	358,925	433,681	364,645	991,246	1,001,181	1,139,876	928,288	1,227,264	1,281,669
501 Seventh Avenue Associates L.L.C.			0	52,404	232,860	111,845	225,672	253,419	52,404	402,057	442,781	246,605
Empire State Building Company L.L.C.			15,819	132,545	78,738	260,958	535,000	590,121	647,371	693,584	702,864	715,390
Fisk Building Associates - PLM JV			383,209	62,962	581,324	507,902	605,740	693,983	733,653	783,307	761.449	745,150
Lincoln Building Associates L.L.C.			459,996	340,922	387,497	953,460	1,303,231	1,566,479	1,624,886	1,853,240	1,928,040	2,054,168
OVERRIDES RECEIVED FROM OWNERSHIP POSITION OF WH PROPERTIES
60 East 42nd Street Associates L.L.C.			7,380	359,649	406,136	966,554	1,321,158	1,584,011	1,637,485	1,869,896	1,944,298	2,070,035

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN HOLDINGS LLC

2011 - 2020 (10 Years projection)

	Notes	CPI	2011 Budget	2012 Budget	2013 Budget	2014 Budget	2015 Budget	2016 Budget	2017 Budget	2018 Budget	2019 Budget	2020 Budget
112 West 34th Street Associates L.L.C.			360,661	188,113	227,236	421,553	479,493	107,220	914,534	1,196,816	1,716,552	1,758,278
250 West 57th Street Associates L.L.C.			355,703	45,058	591,743	518,105	615,723	703,742	743,183	792,604	770,508	753,966
Empire State Building Associates, L.L.C.			59,417	826,917	437,428	1,751,572	3,728,700	4,125,624	4,537,898	4,870,487	4,936,465	5,025,860
Empire State Building Assoc.- Voluntary payment rebate			(42,299)	(42,299)	(42,299)	(42,299)	(42,299)	(42,299)	(42,299)	(42,299)	(42,299)	(42,299)
Marlboro Bldg Associates L.L.C.			399,092	471,257	565,639	780,502	449,042	698,247	1,071,890	1,052,695	1,074,350	1,167,431
Seventh and 37th Building Associates L.L.C.			18,653	106,462	209,056	184,276	318,22	333,633	0	429,969	516,585	307,198
OTHER PROPERTIES
Fairfax Merrifield Associates L.L.C. (Fee)			160,741	176,860	186,889	207,748	160,914	223,316	209,733	195,852	219,188	208,131
Jefferson (“Dixie”) Associates L.L.C.		1.03	4,000	4,120	4,244	4,371	4,502	4,637	4,776	4,919	5,067	5,219
McKnight Road Associates L.L.C.		1.03	2,000	2,060	2,122	2,185	2,251	2,319	2,388	2,460	2,534	2,610
Louisville Self-Service Associates L.L.C.		1.03	0	0	0	0	0	0	0	0	0	0
Pittsburgh Self-Service Associates L.L.C.		1.03	0	0	0	0	0	0	0	0	0	0
St. Louis - Georgetown Associates L.L.C. (Fee)			53,738	55,350	57,011	58,721	60,483	62,297	64,166	66,091	68,074	70,116
Georgetown Apartments Associates (Override)		1.03	20,700	21,321	21,961	22,619	23,298	23,997	24,717	25,458	26,222	27,009
Georgetown Apartments Associates (Supervisor bonus)		1.03	120,272	123,880	127,597	131,424	135,367	139,428	143,611	147,919	152,357	156,928

Total override fees(1)			2,913,188	4,023,637	5,503,760	8,378,144	12,156,296	13,414,718	15,131,436	17,119,763	18,664,073	18,904,677

Security deposit fees
Empire State Building Company L.L.C.			22,968	22,968	22,968	22,968	22,968	22,968	22,968	22,968	22,968	22,968
New York Union Square Retail L.L.C.			800	800	800	800	800	800	800	800	800	800

Total security service fees			23,768	23,768	23,768	23,768	23,768	23,768	23,768	23,768	23,768	23,768

Investment fees
112 West 34th Street Company L.L.C.			360	360	360	360	360	360	360	360	360	360
500 Mamaroneck Avenue L.P.			174	174	174	174	174	174	174	174	174	174
501 Seventh Avenue Associates L.L.C.			792	792	792	792	792	792	792	792	792	792
1185 Swap Portfolio LP			587	587	587	587	587	587	587	587	587	587
1333 Broadway Associates L.L.C.			1,818	1,818	1,818	1,818	1,818	1,818	1,818	1,818	1,818	1,818
1350 Broadway Associates L.L.C.			2,110	2,110	2,110	2,110	2,110	2,110	2,110	2,110	2,110	2,110
1359 Broadway Associates L.L.C			0	0	0	0	0	0	0	0	0	0
1400 Broadway Associates L.L.C.			3,993	3,993	3,993	3,993	3,993	3,993	3,993	3,993	3,993	3,993
Chicago Golf Road LP			121	121	121	121	121	121	121	121	121	121
Coenties Slip Apartments Company L.L.C.			0	0	0	0	0	0	0	0	0	0
East West Manhattan Retail Portfolio LP			11	11	11	11	11	11	11	11	11	11
Fairfield MerrittView L.P.			364	364	364	364	364	364	364	364	364	364
First Stamford Place LLC			10	10	10	10	10	10	10	10	10	10
First Stamford Place Co-Tenancy			103	103	103	103	103	103	103	103	103	103
Fisk Building Associates L.L.C.			864	864	864	864	864	864	864	864	864	864
Georgetown Apts Associates			209	209	209	209	209	209	209	209	209	209
K.C. Georgetown Apartments			0	0	0	0	0	0	0	0	0	0
Lincoln Building Associates L.L.C.			2,606	2,606	2,606	2,606	2,606	2,606	2,606	2,606	2,606	2,606
Malkin Strategic Capital II LP			127	127	127	127	127	127	127	127	127	127
Malkin Strategic Capital III LP			300	300	300	300	300	300	300	300	300	300
Malkin Strategic Capital IV LP			410	410	410	410	410	410	410	410	410	410
Malkin Strategic Capital V LP			1,927	1,927	1,927	1,927	1,927	1,927	1,927	1,927	1,927	1,927
Malkin Co-Investor Capital LP			0	0	0	0	0	0	0	0	0	0

(1)	Revenues from overrides were not taken into account in the valuations by the independent valuer in the value of Malkin Holdings LLC.

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN HOLDINGS LLC

2011 - 2020 (10 Years projection)

	Notes	CPI	2011 Budget	2012 Budget	2013 Budget	2014 Budget	2015 Budget	2016 Budget	2017 Budget	2018 Budget	2019 Budget	2020 Budget
Malkin Industrial Partners I, LP			21	21	21	21	21	21	21	21	21	21
Marlboro Building Associates LLC			1,398	1,398	1,398	1,398	1,398	1,398	1,398	1,398	1,398	1,398
Merrifield Apartments Company L.L.C.			296	296	296	296	296	296	296	296	296	296
NY Graybar Lease LP			0	0	0	0	0	0	0	0	0	0
New York Union Square Retail LLC			119	119	119	119	119	119	119	119	119	119
Rochester River Oaks Apts (Chicago Foxfire) L.P.			154	154	154	154	154	154	154	154	154	154

Total investment fees			18,874	18,874	18,874	18,874	18,874	18,874	18,874	18,874	18,874	18,874

Consent programs - Extraordinary
60 East 42nd Street Associates LLC			0
112 West 34th Street Associates L.L.C.			0
112 West 34th Street Co. L.L.C.			0
250 West 57th Street Associates L.L.C.			0
500 Mamaroneck Avenue LP			10,000
501 Seventh Avenue Associates L.L.C.			50,000
1185 Swap Portfolio LP			0
1333 Broadway Associates L.L.C.			0
1350 Broadway Associates L.L.C.			0
1359 Broadway Associates L.L.C.			0
1400 Broadway Associates L.L.C.			0
Coenties Slip Apartments Company L.L.C.			0
East West Manhattan Retail LP			0
Empire State Building Associates, L.L.C.			0
Empire State Building Company L.L.C.			75,000
Fairfax Merrifield Associates L.L.C.			0
Fairfield MerrittView L.P.			0
First Stamford Place LLC			0
Fisk Building Associates L.L.C.			0
Georgetown Apartments Associates			0
Jefferson Associates L.L.C.			0
Lincoln Building Associates L.L.C.			0
Louisville Self-Service Associates L.L.C.			0
Marlboro Building Associates L.L.C.			0
McKnight Road Associates L.L.C.			0
Merrifield Apartments Company L.L.C.			0
New York Union Square Retail LLC			0
One Station Place Company GP LLC			0
Pittsburgh Self-Service Associates L.L.C.			0
Rochester River Oaks Apts			0
Seventh and 37th Building Associates L.L.C.			0
Soundview Plaza Associates LLC			0
St. Louis - Georgetown Associates L.L.C.			0
Wilk Realty L.L.C.			0
Various	L	1.03	0	150,000	154,500	159,135	163,909	168,826	173,891	179,108	184,481	190,016

Total consent programs			135,000	150,000	154,500	159,135	163,909	168,826	173,891	179,108	184,481	190,016

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN HOLDINGS LLC

2011 - 2020 (10 Years projection)

	Notes	CPI	2011 Budget	2012 Budget	2013 Budget	2014 Budget	2015 Budget	2016 Budget	2017 Budget	2018 Budget	2019 Budget	2020 Budget
Hourly fees - property specific	M
60 East 42nd Street Associates L.L.C.			0	0	0	0	0	0	0	0	0	0
112 West 34th Street Associates L.L.C.			0	0	0	0	0	0	0	0	0	0
112 West 34th Street Company L.L.C.		1.03	100,000	103,000	106,090	109,273	112,551	115,927	119,405	197,987	122,987	126,677
250 West 57th Street Associates L.L.C.			0	0	0	0	0	0	0	0	0	0
500 Mamaroneck Avenue L.P.		1.03	5,000	5,150	5,305	5,464	55,628	5,628	5,796	5,970	6,149	6,334
501 Seventh Avenue Associates L.L.C.		1.03	5,000	5,150	55,305	5,305	5,464	5,628	5,796	5,970	6,149	6,334
1185 Swap Portfolio LP			0	0	0	0	0	0	0	0	0	0
1185 Bank Street L.L.C.			0	0	0	0	0	0	50,000	0	0	0
1185 River Oaks			0	0	0	0	0	0	0	0	0	0
1185 Gotham LLC			0	0	0	0	0	0	0	0	0	0
1333 Broadway Associates L.L.C.		1.03	5,000	5,150	5,305	5,464	5,628	5,796	55,970	5,970	6,149	6,334
1350 Broadway Associates L.L.C.		1.03	5,000	5,150	5,305	5,464	5,628	5,796	5,970	56,149	6,149	6,334
1359 Broadway Associates L.L.C.			0	0	0	0	0	0	0	0	0	0
1400 Broadway Associates L.L.C.		1.03	100,000	103,000	106,090	109,273	112,551	115,927	119,405	197,987	122,987	126,677
BBSF LLC			0	0	0	0	0	0	0	0	0	0
Broadway/72nd Associates II LLC			0	0	0	0	0	0	0	0	0	0
Cambridge Hanover Value Added Fund II			0	0	0	0	0	0	0	0	0	0
Cambridge Hanover Value Added Fund III			0	0	0	0	0	0	0	0	0	0
Coenties Slip Apts Company LLC			0	0	0	0	0	0	0	0	0	0
Chicago Golf Road LP			0	0	0	0	0	0	0	0	0	0
East West Manhattan Retail Portfolio LP			0	0	0	0	0	0	0	0	0	0
Empire State Building Associates L.L.C.			0	0	0	0	0	0	0	0	0	0
Empire State Building Company L.L.C.		1.03	100,000	103,000	106,090	109,273	112,551	115,927	119,405	122,987	126,677	130,477
Fairfax Merrifield Associates L.L.C.		1.03	5,000	5,150	5,305	5,464	5,628	5,796	5,970	6,149	6,334	6,524
Fairfield MerrittView L.P.		1.03	5,000	5,150	5,305	5,464	5,628	5,796	55,970	5,970	6,149	6,334
First Stamford Place Co-tenancy		1.03	5,000	5,150	5,305	5,464	5,628	5,796	55,970	5,970	6,149	6,334
Fisk Building Associates L.L.C.		1.03	10,000	10,300	10,609	10,927	61,255	11,255	11,593	11,941	12,299	12,668
Garrity/Malkin Industrial Partners I LLC			0	0	0	0	0	0	0	0	0	0
Garrity/Malkin Industrial Partners II LLC			0	0	0	0	0	0	0	0	0	0
Georgetown Apts Associates			0	0	0	0	0	0	0	0	0	0
Jefferson (“Dixie”) Associates L.L.C.			0	0	0	0	0	0	0	0	0	0
KMO-361 Realty Associates			0	0	0	0	0	0	0	0	0	0
K.C. Georgetown Apartments			0	0	50,000	0	0	0	0	0	0	0
Lincoln Building Associates L.L.C.		1.03	10,000	10,300	10,609	10,927	11,255	11,593	11,941	12,299	12,668	13,048
Malkin Co-Investor Capital LP		1.03	5,000	5,150	5,305	5,464	5,628	5,796	5,970	6,149	6,334	6,524
Malkin Securities Corp.		1.03	50,000	51,500	53,045	54,636	56,275	57,964	59,703	61,494	63,339	65,239
Malkin Holdings LLC - Transfer Income		1.03	50,000	51,500	53,045	54,636	56,275	57,964	59,703	61,494	63,339	65,239
Malkin Holdings LLC - Portfolio Planning			0	0	0	0	0	0	0	0	0	0
Malkin Strategic Capital II LP			0	0	0	0	0	0	0	0	0	0
Malkin Strategic Capital III LP			0	0	0	0	0	0	0	0	0	0
Malkin Strategic Capital IV LP		1.03	50,000	51,500	53,045	54,636	56,275	57,964	59,703	61,494	63,339	65,239
Malkin Strategic Capital V LP		1.03	100,000	40,000	41,200	42,436	43,709	45,020	46,371	0	0	0
Malkin Strategic Capital VI LP		1.03	150,000	154,500	50,000	51,500	53,045	54,636	56,275	57,964	0	0
Malkin Strategic Capital VII LP		1.03			150,000	154,500	50,000	51,500	53,045	54,636	56,275	57,964
Malkin Strategic Capital VIII LP		1.03					150,000	154,500	50,000	51,500	53,045	54,636
Malkin Strategic Capital VIIII LP		1.03							150,000	154,500	50,000	51,500
Malkin Strategic Capital Value Retail LP			0	0	0	0	0	0	0	0	0	0

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN HOLDINGS LLC

2011 - 2020 (10 Years projection)

	Notes	CPI	2011 Budget	2012 Budget	2013 Budget	2014 Budget	2015 Budget	2016 Budget	2017 Budget	2018 Budget	2019 Budget	2020 Budget
Malkin Support Fund, LP			0	0	0	0	0	0	0	0	0	0
Malkin Construction LLC		1.03	35,000	36,050	37,132	38,245	39,393	40,575	41,792	43,046	44,337	45,667
Malkin Properties LLC		1.03	20,000	20,600	21,218	21,855	22,510	23,185	23,881	24,597	25,335	26,095
Malkin Industrial Partners I LP		1.03	5,000	5,150	5,305	5,464	5,628	5,796	5,970	6,149	6,334	6,524
Malkin Industrial Partners II LP		1.03	5,000	5,150	5,305	5,464	5,628	5,796	5,970	6,149	6,334	6,524
Marlboro Building Associates L.L.C.		1.03	5,000	5,150	5,305	5,464	5,628	5,796	5,970	6,149	6,334	6,524
Merrifield Apartments Company L.L.C.		1.03	5,000	5,150	5,305	5,464	5,628	5,796	5,970	6,149	6,334	6,524
Mcknight Road Associates LLC			50,000	50,000	0	0	0	0	0	0	0	0
New York Union Square Retail LLC		1.03	5,000	5,150	5,305	5,464	5,628	5,796	80,970	5,970	6,149	6,334
New York Graybar Lease LP			0	0	0	0	0	0	0	0	0	0
One Station Place Company GP LLC		1.03	5,000	5,150	5,305	5,464	5,628	5,796	5,970	6,149	6,334	6,524
Rochester River Oaks Apts (Co-Tenancy)			0	0	50,000	0	0	0	0	0	0	0
Seventh & 37th Building Associates L.L.C.			0	0	0	0	0	0	0	0	0	0
St. Louis Georgetown Associates L.L.C.			0	0	0	0	0	0	0	0	0	0
Soundview Plaza Associates L.L.C.			0	0	0	0	0	0	0	0	0	0
Uniway Partners LP			0	0	0	0	0	0	0	0	0	0
Westport Retail Co-Investors			0	0	0	0	0	0	0	0	0	0
Westport Main Street Retail LLC			0	0	50,000	0	0	0	0	0	0	0
W & H Portfolio			0	0	0	0	0	0	0	0	0	0
W&M SC 1370 Non Manager LLC			0	0	0	0	0	0	0	0	0	0
Outside Clients
SD Malkin Properties		1.03	0	0	0	0	0	0	0	0	0	0
Tax reduction		1.03	0	0	0	0	0	0	0	0	0	0

Total hourly fees			895,000	857,350	1,072,436	898,449	1,066,268	994,749	1,340,457	1,248,942	904,009	931,129

Hourly fees for special projects
112 West 34th St Associates LLC
112 West 34th St Company LLC
1185 Bank Street LLC
1185 Gotham LLC
1333 Broadway Associates LLC
1350 Broadway Associates LLC
1400 Broadway Associates LLC
250 West 57th St Associates LLC
500 Mamaroneck Avenue
501 Seventh Avenue Associates LLC
60 East 42nd St Associates LLC
East West Manhattan Retail LP
Empire State Bldg Associates LLC
Empire State Bldg Company LLC
Fairfax Merrifield Associates LLC
Fairfield MerrittView L.P.
First Stamford Place LLC
Fisk Building Associates LLC
Lincoln Building Associates LLC
Marlboro Bldg Associates LLC
Merrifield Apartments Company LLC
New York Union Square Retail LLC

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN HOLDINGS LLC

2011 - 2020 (10 Years projection)

	Notes	CPI	2011 Budget	2012 Budget	2013 Budget	2014 Budget	2015 Budget	2016 Budget	2017 Budget	2018 Budget	2019 Budget	2020 Budget
One Station Place Ltd Partnership
Seventh & 37th Bldg Associates LLC
Westport Main Street Retail LLC
Westport Retail Co-Investors, LLC
Various		1.03	2,000,000	2,060,000	2,121,800	2,185,454	2,251,018	2,318,548	2,388,105	2,459,748	2,533,540	2,609,546

Total hourly fee for special projects			2,000,000	2,060,000	2,121,800	2,185,454	2,251,018	2,318,548	2,388,105	2,459,748	2,533,540	2,609,546

Fees - K - 1s
112 West 34th Street Company L.L.C.		1.03	252	260	267	275	284	292	301	310	319	329
500 Mamaroneck Avenue L.P.		1.03	2,160	2,225	2,292	2,360	2,431	2,504	2,579	2,657	2,736	2,818
501 Seventh Avenue Associates L.L.C.		1.03	36	37	38	39	41	42	43	44	46	47
1185 Swap Portfolio LP		1.03	366	377	388	400	412	424	437	450	464	478
1333 Broadway Associates L.L.C.		1.03	336	346	356	367	378	390	401	413	426	438
1350 Broadway Associates L.L.C.		1.03	390	402	414	426	439	452	466	480	494	509
1400 Broadway Associates L.L.C.		1.03	1,362	1,403	1,445	1,488	1,533	1,579	1,626	1,675	1,725	1,777
Broadway/72nd Associates II LLC		1.03	171	176	181	187	192	198	204	210	217	223
Rochester River Oaks Apts (Chicago Foxfire)		1.03	1,986	2,046	2,107	2,170	2,235	2,302	2,371	2,443	2,516	2,591
Chicago Golf Road LP		1.03	1,332	1,372	1,413	1,456	1,499	1,544	1,590	1,638	1,687	1,738
East West Manhattan Retail Portfolio LP		1.03	1,590	1,638	1,687	1,737	1,790	1,843	1,899	1,955	2,014	2,075
Empire State Building Company L.L.C.		1.03	498	513	528	544	561	577	595	612	631	650
First Stamford Place Co-Tenancy		1.03	3,084	3,177	3,272	3,370	3,471	3,575	3,682	3,793	3,907	4,024
Fairfield Merrittview Apartment Company		1.03	1,374	1,415	1,458	1,501	1,546	1,593	1,641	1,690	1,741	1,793
Fisk Building Associates L.L.C.		1.03	342	352	363	374	385	396	408	421	433	446
Georgetown Apts Associates		1.03	66	68	70	72	74	77	79	81	84	86
K.C. Georgetown Apartments		1.03	1,602	1,650	1,700	1,751	1,803	1,857	1,913	1,970	2,029	2,090
Lincoln Building Associates L.L.C.		1.03	252	260	267	275	284	292	301	310	319	329
Malkin Strategic Capital II LP		1.03	2,886	2,973	3,062	3,154	3,248	3,346	3,446	3,549	3,656	3,766
Malkin Strategic Capital III LP		1.03	3,114	3,207	3,304	3,403	3,505	3,610	3,718	3,830	3,945	4,063
Malkin Strategic Capital IV LP		1.03	2,238	2,305	2,374	2,446	2,519	2,594	2,672	2,752	2,835	2,920
Malkin Strategic Capital V LP		1.03	4,386	4,518	4,653	4,793	4,936	5,085	5,237	5,394	5,556	5,723
Malkin Strategic Capital Value Retail, L.P.		1.03	204	210	216	223	230	236	244	251	258	266
Malkin Support Fund L.P.		1.03	120	124	127	131	135	139	143	148	152	157
Malkin Industrial Partners I, LP		1.03	3,042	3,133	3,227	3,324	3,424	3,527	3,632	3,741	3,854	3,969
Malkin Industrial Partners II, LP		1.03	1,290	1,329	1,369	1,410	1,452	1,495	1,540	1,587	1,634	1,683
Malkin Co-Investor Capital LP		1.03	3,396	3,498	3,603	3,711	3,822	3,937	4,055	4,177	4,302	4,431
Marlboro Building Associates LLC		1.03	1,182	1,217	1,254	1,292	1,330	1,370	1,411	1,454	1,497	1,542
Merrifield Apartments Company L.L.C.		1.03	114	117	121	125	128	132	136	140	144	149
New York Union Square Retail LLC		1.03	1,158	1,193	1,229	1,265	1,303	1,342	1,383	1,424	1,467	1,511
Uniway Partners LP		1.03	138	142	146	151	155	160	165	170	175	180
Westport Main Street Retail LLC		1.03	1,152	1,187	1,222	1,259	1,297	1,335	1,376	1,417	1,459	1,503

Total fees - K- 1s			41,619	42,868	44,154	45,478	46,843	48,248	49,695	51,186	52,722	54,303

Total fee income			11,672,501	12,035,932	14,041,362	17,020,243	21,294,040	22,440,776	24,980,370	27,050,567	28,619,729	29,063,831

Interest income			595	595	595	595	595	595	595	595	595	595

				0	0	0	0	0	0	0	0	0
Total Income			11,673,095	12,036,527	14,041,956	17,020,838	21,294,635	22,441,370	24,980,965	27,051,161	28,620,323	29,064,426

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN HOLDINGS LLC

2011 - 2020 (10 Years projection)

	Notes	CPI	2011 Budget	2012 Budget	2013 Budget	2014 Budget	2015 Budget	2016 Budget	2017 Budget	2018 Budget	2019 Budget	2020 Budget
EXPENSES
Compensation
Salaries/ Draws & tax / disability (not incl PLM)
Payroll	N	1.03	5,284,387	4,742,835	4,885,120	5,031,674	5,182,624	5,338,103	5,498,246	5,663,193	5,833,089	6,008,081
Bonuses		1.03	248,200	180,646	186,065	191,647	197,397	203,319	209,418	215,701	222,172	228,837
Payroll tax and disability		1.03	388,698	298,405	307,357	316,578	326,075	335,857	345,933	356,311	367,000	378,010
Insurance - Health		1.03	409,154	421,429	434,072	447,094	460,507	474,322	488,551	503,208	518,304	533,853
Payroll administrative charges		1.03	13,827	14,242	14,669	15,110	15,563	16,030	16,511	17,006	17,516	18,042
United Security Inc		1.03	750	773	796	820	844	869	896	922	950	979
401K Admin (Lynn Peterson)		1.03	1,800	1,854	1,910	1,967	2,026	2,087	2,149	2,214	2,280	2,349
Profit sharing Plan		1.03	0	0	0	0	0	0	0	0	0	0
Employee Development Center		1.03	792	816	840	865	891	918	946	974	1,003	1,033
Off.Temps/agency fees/Classified ads		1.03	39,733	40,925	42,152	43,417	44,719	46,061	47,443	48,866	50,332	51,842
Rent and utilities
Rent	O		531,403	531,403	531,403	531,403	531,403	430,017	981,163	981,163	981,163	981,163
Escalation rent (incl. Real estate Tax)		1.03	52,271	53,839	55,454	57,118	58,831	60,596	0	11,393	22,786	34,179
Electricity		1.03	38,226	39,373	40,554	41,770	43,024	44,314	45,644	47,013	48,423	49,876
Insurance - Property		1.03	83,884	86,401	88,993	91,662	94,412	97,245	100,162	103,167	106,262	109,450
Professional fees
Costar Group Inc		1.03	44,717	46,059	47,441	48,864	50,330	51,840	53,395	54,997	56,647	58,346
others		1.03	12,253	12,621	12,999	13,389	13,791	14,205	14,631	15,070	15,522	15,987
Accounting fees
Malkin Holdings LLC reporting		1.03	97,495	100,419	103,432	106,535	109,731	113,023	116,414	119,906	123,503	127,208
Supervisory fee-Malkin properties			180,000	180,000	180,000	180,000	180,000	180,000	180,000	180,000	180,000	180,000
Office supplies and expense
Storage (New York)		1.03	77,681	80,012	82,412	84,884	87,431	90,054	92,755	95,538	98,404	101,356
Pantry		1.03	7,415	7,638	7,867	8,103	8,346	8,596	8,854	9,120	9,394	9,675
Copiers / Fax machine/ machine Leasing		1.03	96,169	99,054	102,025	105,086	108,239	111,486	114,831	118,275	121,824	125,478
Supplies		1.03	89,438	92,122	94,885	97,732	100,664	103,684	106,794	109,998	113,298	116,697
Repairs & Maintenance		1.03	85,842	88,417	91,069	93,801	96,616	99,514	102,499	105,574	108,742	112,004
Office Flowers		1.03	4,103	4,226	4,353	4,483	4,618	4,756	4,899	5,046	5,198	5,353
Library		1.03	7,610	7,838	8,073	8,315	8,565	8,822	9,086	9,359	9,640	9,929
Meeting and Seminars		1.03	17,604	18,133	18,677	19,237	19,814	20,408	21,021	21,651	22,301	22,970
Licenses & Fees		1.03	1,387	1,428	1,471	1,515	1,561	1,607	1,656	1,705	1,756	1,809
Special projects - AEM		1.03	20,232	20,839	21,464	22,108	22,771	23,454	24,158	24,882	25,629	26,398
Misc.		1.03	28,513	29,368	30,249	31,157	32,092	33,054	34,046	35,067	36,119	37,203
Contributions
The New York Public Library			10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Realty Foundation of New York			5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000
REBNY Foundation, Inc			3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000
others			4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000
Computer expenses information systems
Purchase Software and Supplies		1.03	69,064	71,136	73,270	75,468	77,732	80,064	82,466	84,940	87,488	90,113
Purchase Hardware		1.03	92,534	95,310	98,169	101,114	104,148	107,272	110,490	113,805	117,219	120,736

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN HOLDINGS LLC

2011 - 2020 (10 Years projection)

	Notes	CPI	2011 Budget	2012 Budget	2013 Budget	2014 Budget	2015 Budget	2016 Budget	2017 Budget	2018 Budget	2019 Budget	2020 Budget
Maintenance / Services		1.03	46,953	48,362	49,813	51,307	52,846	54,432	56,065	57,746	59,479	61,263
Blackberry (Data, Voice and Broadband card)		1.03	33,444	34,447	35,480	36,545	37,641	38,770	39,933	41,131	42,365	43,636
Maintenance agreements		1.03	18,375	18,926	19,494	20,079	20,681	21,302	21,941	22,599	23,277	23,975
Training & seminar		1.03	6,493	6,688	6,888	7,095	7,308	7,527	7,753	7,986	8,225	8,472
Postage and delivery		1.03	128,552	132,408	136,380	140,472	144,686	149,027	153,497	158,102	162,845	167,731
Telephone		1.03	70,511	72,627	74,805	77,050	79,361	81,742	84,194	86,720	89,322	92,001
Meals and party		1.03	21,931	22,588	23,266	23,964	24,683	25,424	26,186	26,972	27,781	28,614
US Open		1.03	0	0	0	0	0	0	0	0	0	0
Travel		1.03	26,906	27,714	28,545	29,401	30,283	31,192	32,128	33,091	34,084	35,107
Dues		1.03	37,538	38,664	39,824	41,018	42,249	43,516	44,822	46,167	47,552	48,978
Client disbursements		1.03	70,000	72,100	74,263	76,491	78,786	81,149	83,584	86,091	88,674	91,334
Corp. and sales taxes			38,339	38,339	38,339	38,339	38,339	38,339	38,339	38,339	38,339	38,339

Total expenses			8,546,223	7,902,420	8,116,340	8,336,678	8,563,626	8,695,996	9,425,498	9,683,010	9,947,907	10,220,409

Net income before extraordinary			3,126,872	4,134,107	5,925,616	8,684,160	12,731,009	13,745,374	15,555,467	17,368,151	18,672,416	18,844,017

Extraordinary reimbursement
Voluntary reimbursement (2)	P
112 West 34th Street Company L.L.C. / Associates			569,160	0	292,796	292,796	292,796	0	0	0	0	0
501 Seventh Avenue Associates L.L.C. / Seventh & 37th			383,589	0	0	202,898	202,898	202,898	0	0	0	0
1333 Broadway Associates			401,632	89,698	89,698	89,698	0	0	0	0	0	0
1350 Broadway Associates			319,220	0	127,658	127,658	0	0	0	0	0	0
1400 Broadway Associates L.L.C.			601,039	0	550,819	247,745	0	0	0	0	0	0
Empire State Building Company L.L.C. / Associates			2,011,560	0	958,152	958,152	958,152	0	0	0	0	0
Fisk Building Associates LLC			245,000	255,488	255,488	255,488	0	0	0	0	0	0
Lincoln Building Associates L.L.C. / 60 East 42nd St.			476,186	0	243,153	243,153	243,153	0	0	0	0	0
Marlboro Building Associates L.L.C.			13,663	0	0	0	0	0	0	0	0	0

			5,021,049	345,186	2,517,763	2,417,587	1,696,999	202,898	0	0	0	0

NET INCOME / (LOSS)			8,147,921	4,479,293	8,467,044	11,125,412	14,428,007	13,948,272	15,555,467	17,368,151	18,672,416	18,844,017

(2)	Revenues from voluntary reimbursements were not taken into account in the valuations by the independent valuer in the value of Malkin Holdings LLC.

Notes
A	Herald Center	- Assumes sale of interest in 2011 and all deferred fees are paid
B	Value Retail	- Loan to Value Retail is extended from 7/1/2010 to 11/2014 and then repaid
C	Cornerstone	- Based on loan amortization schedule
D	119 W. 40th Street	- Assumes no payment going forward
E	Miracle Plaza II	- Assumes sponsor repays loan and equity in 2011
F	SC5	- Assumes rollover deals
G	University Square	- Assumes exit in 2011
H	Fashion Outlets / The Grove	- Assumes exit in 2010
I	SC6 / SC7 / SC8 / SC9	- Assumes new SC syndication every 2 years
J	W&M SC 1370 Non Manager LLC	- to maturity 2015
K	new syndications	- Assumes new property syndication every 3 years
L	Various	- Assume 3 major consents per year at $50K each (w/ CPI)
M	Hourly fees - other	- Includes add’l amount of between $50K and $75K for refinancing as existing loans mature
N	Payroll	- Eliminate $670K of salary after transition of WH properties; $355K eliminated, $315K transferred to MP
O	Rent	- Renewal based on DP 50/50 renewal / vacate assumptions
P	Voluntary reimbursement	- Assumes VR is paid over two to three year period at 70% level

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN CONSTRUCTION CORP.

2011 Revenue Projections

2Q’11 Update - July 2011

Project Name	ACTUAL JANUARY	ACTUAL FEBRUARY	ACTUAL MARCH	ACTUAL APRIL	ACTUAL MAY	ACTUAL JUNE REVENUE	July	August	September	October	November	December	TOTAL 2011
TOTAL PROJECTED REVENUE 2010	3,201,472	3,094,745	2,916,819	4,066,300	3,355,096	5,475,371	6,023,194	5,877,866	4,973,309	5,501,639	4,919,506	4,159,258	53,564,574

Interest/Other Income	118	542	106	118	62	100	100	100	100	100	100	100	1,646

LESS: Cost of Construction	(2,732,673)	(2,625,062)	(2,692,460)	(3,416,135)	(2,881,695)	(4,877,274)	(5,392,463)	(5,279,936)	(4,415,382)	(4,852,181)	(4,333,915)	(3,655,847)	(47,155,022)

GROSS MARGIN	468,917	470,225	224,465	650,283	473,463	598,198	630,831	598,029	558,027	649,558	585,692	503,510	6,411,198

LESS: Projected Monthly Overhead	(502,654)	(366,765)	(344,472)	(499,401)	(364,289)	(368,282)	(401,115)	(386,694)	(515,091)	(393,190)	(380,859)	(698,551)	(5,221,362)

PROJECTED NET PROFIT	(33,737)	103,460	(120,007)	150,882	109,174	229,916	229,716	211,336	42,936	256,368	204,832	(195,040)	1,189,836

CUMULATIVE NET PROFIT	(33,737)	69,724	(50,284)	100,598	209,772	439,688	669,404	880,740	923,676	1,180,044	1,384,876	1,189,831

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN CONSTRUCTION CORP.

2011 Monthly Overhead

2Q’11 Update - July 2011

G/L Account	Description	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
6000	Office Rent	5,896	5,896	5,896	6,141	6,141	6,141	6,141	6,141	6,141	6,141	6,141	6,141	72,953
6150	Payroll - Executive	83,789	64,838	64,838	97,256	64,838	64,838	83,218	66,218	99,328	66,218	66,218	66,218	887,816
6152	Payroll - Office	202,705	164,111	162,800	235,905	165,678	164,326	172,949	173,820	258,418	183,633	181,737	181,737	2,247,819
6160	Executive Bonus												172,340	172,340
6162	Office Bonus												135,673	135,673
6164	Salary & Benefits Reimbursement												(50,000)	(50,000)
6200	Payroll Taxes - FICA	22,277	17,871	17,760	25,447	16,666	16,068	18,106	15,751	23,923	14,496	11,703	9,509	209,575
6202	Payroll Taxes - SUI	16,037	8,800	1,773	892	1,079	755	878	397	0	538	482	0	31,631
6204	Payroll Taxes - FUI	1,383	156	38	30	82	0	56	0	0	56	0	0	1,800
6252	Group Insurance - Major Medical	20,844	19,639	19,630	16,963	19,228	19,228	25,789	25,789	23,412	27,289	27,289	28,795	273,894
6254	Workers Compensation	2,550	2,550	2,550	2,550	2,550	2,550	2,550	5,550	3,537	3,537	3,537	3,537	37,547
6255	Crime Insurance													0
6256	Disability	1,171	1,171	1,811	1,153	1,122	1,777	1,154	1,154	1,855	1,195	1,195	1,919	16,678
6257	CT Laborers Pension Withdrawl			(50,740)										(50,740)
6258	Employee Referral Fees			5,000	3,333			1,667						10,000
6260	Personnel Advertising			500										500
6262	Temporary Help	417	417	417	417	417	417	417	417	417	417	417	417	5,000
6263	Personnel Recruiting Services													0
6266	Allocated Salary & Benefits- HR	2,710	2,710	2,710	2,710	2,710	2,710	2,737	2,737	2,737	2,737	2,737	2,737	32,683
6268	Outside/Management Consultants													0
6272	Allocated Salary & Benefits- MIS	9,167	9,167	9,167	9,167	9,167	9,167	9,259	9,259	9,259	9,259	9,259	9,259	110,554
6273	Consulting Fee - Computer/Other							4,600	5,280		375		560	10,815
6274	Insurance - General	15,385	15,385	15,385	15,385	15,385	15,385	15,385	15,385	16,925	16,925	16,925	24,125	197,980
6275	Administrative Expense - 401k			350			350			350		1,000	350	2,400
6278	401k Contributions													0
6350	Repairs & Maintenance	208	208	208	208	208	208	208	208	208	208	208	208	2,500
6370	Office Expense	1,810	1,810	1,810	1,810	1,810	1,810	1,810	1,810	1,810	1,810	1,810	1,810	21,720
6371	Uniforms	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	18,000
6375	Equipment - Other	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	15,000
6380	Stationary & Supplies	700	700	700	700	700	700	700	700	700	700	700	700	8,400
6395	Federal Express	135	135	135	135	135	135	135	135	135	135	135	135	1,620
6400	Postage	254	254	254	254	254	254	254	254	254	254	254	254	3,050
6410	Food & Beverage	208	208	2,058	208	208	2,058	208	208	2,058	208	208	562	8,400
6420	Telephone	3,825	3,825	3,825	3,825	3,825	3,895	3,895	3,895	3,895	3,965	3,965	3,965	46,600
6425	Blueprints - Lost Bids	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
6430	Blackberry & Radios	455	455	930	455	455	950	475	475	950	495	495	970	7,560
6435	Internet Services	30	30	3,842	30	30	3,842	30	30	3,842	30	30	4,052	15,816
6440	Advertising	7,083	2,019	19	1,038	538	38	38	38	38	38	38	39	10,964
6441	Photography	21	21	21	21	21	2,521	21	21	21	21	21	2,521	5,250
6445	Gift												250	250
6450	Promotion & Marketing	3,483	3,483	3,483	3,483	3,483	3,483	3,483	3,483	3,483	3,483	3,483	3,483	41,800

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN CONSTRUCTION CORP.

2011 Monthly Overhead

2Q’11 Update - July 2011

G/L Account	Description	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
6451	Brochures & Marketing Materials	292	292	1,782	292	292	292	292	292	291	291	291	291	4,990
6452	Events	46,975	2,205	4,643	200	9,198	5,226	4,000	4,000	17,546	4,000	1,000	1,000	99,993
6455	Public Relations	500	500	500	500	500	500	500	500	500	500	500	500	6,000
6468	Vehicle - Property Tax							881						881
6459	Vehicle - Repairs & Maintenance	458	458	783	458	458	458	458	2,408	458	783	458	458	8,100
6460	Auto Lease Expense	4,543	3,908	3,272	3,272	3,272	3,272	3,272	3,272	0	0	0	0	28,086
6461	Insurance - Auto	1,127	1,127	1,127	1,127	1,127	1,127	1,127	1,127	(5,750)	750	750	750	5,517
6462	Vehicle - Gasoline	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	21,000
6463	Vehicle Allowance	3,150	3,150	3,150	3,150	3,150	3,150	3,150	3,150	3,150	3,150	3,150	3,150	37,800
6468	Purchase - Auto/Truck/Van	1,230	1,230	2,007	2,007	2,007	2,007	2,007	2,007	5,930	6,715	6,715	6,715	40,574
6470	Travel	733	733	796	733	733	796	733	733	796	733	733	1,346	9,600
6480	Seminars & Conferences	42	42	42	42	42	42	42	42	42	42	42	42	500
6485	Educational Training	50	11,332	150	50	50	50	50	50	50	50	50	50	11,982
6490	Dues & Subscriptions	3,010	150		260				1,435		675	1,010	2,500	9,040
6500	Licenses/Fees/Permits			150	1,250			330	150		1,448			3,328
6515	Holiday Entertainment		5,875											5,875
6517	W&M Picnic									1,900	3,400			5,300
6530	Equipment Contracts	584	584	894	584	584	1,469	584	2,784	894	584	584	894	11,023
6532	Copy Machine Usage & Supplies	908	908	908	908	908	908	908	908	908	908	908	908	10,900
6540	Telephone Equipment	83	83	83	83	83	83	83	83	83	83	83	83	1,000
6570	Computer Equipment - PC/Laptop	2,625	2,625	2,625	2,625	2,625	2,625	2,625	2,625	2,625	2,625	2,625	2,625	31,500
6572	Computer Software	1,546	1,546	1,546	1,546	1,546	1,546	1,546	1,546	1,546	1,546	1,546	1,546	18,557
6574	Computer Network - File Server	4,043	4,043	4,043	4,043	4,043	4,043	4,043	4,043	4,043	4,043	4,043	4,043	48,510
6576	Computer Training & Other	899	899	899	899	899	899	899	899	899	899	899	899	10,786
6580	Computer Supplies	285	285	285	285	285	285	285	285	285	285	285	285	3,420
6590	Mail Equipment	21	21	21	21	21	21	21	21	21	21	21	21	250
6600	Fax Equipment	108	108	108	108	108	108	108	108	108	108	108	108	1,300
6690	Misc. Admin Fees	25	25	25	25	25	25	25	25	25	25	25	25	300
6700	Professional Fees	160	160	160	907	160	160	160	160	160	160	160	160	2,667
6710	Accounting & Audit Fees												42,000	42,000
6720	Payroll Services	635	635	635	635	635	635	635	635	635	635	635	635	7,620
6730	Legal Fees - Wien & Malkin	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	15,000
6738	Legal Fees - Other	3,809	3,135	8,079	7,566	482								23,071
6750	Relocation Expense													0
6850	Contributions													0
6860	Furnitures & Fixtures	83	83	83	83	83	83	83	83	83	83	83	83	1,000
6920	Overhead - Allocated	608	608	608	608	608	608	608	608	608	608	608	608	7,296
7502	Depreciation - Furniture & Fixtures	341	341	341	341	341	341	341	341	341	341	341	341	4,092

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN CONSTRUCTION CORP.

2011 Monthly Overhead

2Q’11 Update - July 2011

G/L Account	Description	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
7504	Depreciation - Equipment/Auto/Van	125	125	125	125	125	125	125	125	125	125	125	125	1,500
7506	Depreciation - Computer Equipment	1,208	1,208	1,208	1,208	1,208	1,208	1,208	1,208	1,208	1,208	1,208	1,208	14,496
7507	Depreciation - Leasehold & Building Improv	8	8	8	8	8	8	8	8	8	8	8	8	96
8205	CT State Corp. Tax			250										250
8206	NY State Corp. Tax			300			700						1,000	2,000
8225	Sales Tax Expense	7,172	7,172	7,172	7,172	7,172	7,172	7,172	7,172	7,172	7,172	7,172	7,172	86,063
8226	Personal Property Tax							1,938			315			2,253

		496,681	388,213	332,726	479,388	366,258	370,327	403,160	388,738	517,136	395,234	382,904	700,595	5,221,362

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

Malkin Properties, Consolidated 10 Year Projection - MP, MCT, MNY
		2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
		Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget
	INCOME
42130000	Management Fee-Metro Center	517,206	510,145	519,709	532,100	557,832	564,574	573,370	598,670	613,675	627,774
42190000	Management Fee-Merrittview	246,498	232,095	248,733	263,694	271,805	279,892	285,779	295,528	303,778	284,745
42230000	Management Fee-500 Mamaroneck	257,581	267,269	274,577	286,082	296,359	296,926	299,324	302,334	312,407	321,207
42290000	Management Fee-10 Bank Street	255,194	240,148	265,789	278,102	292,339	299,216	304,847	313,783	324,709	324,464
42300000	Management Fee-Uniway	257,499	265,224	273,181	281,376	289,817	298,512	307,467	316,691	326,192	335,978
42320000	Management Fee-East West	176,766	171,657	178,528	161,420	164,267	167,471	170,624	181,966	195,081	199,320
42330000	Management Fee - Gotham	107,901	101,121	92,817	94,534	105,706	109,287	112,643	115,895	119,245	122,694
42400000	Management Fee-NYUSRetail	159,165	154,311	154,584	158,596	162,482	166,213	166,836	174,069	180,556	183,976
42450000	Management Fee-FSP	1,055,143	1,048,484	1,086,139	1,131,481	1,163,086	1,192,863	1,226,304	1,261,749	1,232,696	1,311,146
42500000	Management Fee-Westport Co-Investor	15,189	12,102	15,163	15,797	16,734	18,885	20,478	20,695	19,621	19,619
42510000	Management Fee-Westport Main St.	9,971	9,509	9,559	9,974	10,251	10,575	10,892	10,140	10,790	10,182
42520000	Management Fee - 310 Greenwich	1,506	15,616	29,732	30,624	31,765	32,718	33,699	34,710	36,027	37,107
	Management Fee - new deals				40,000	41,200	42,436	87,418	90,041	92,742	143,286
42600000	Asset Mgt. Fee - French Building (Feil)	32,000	32,960	33,949	34,967	36,016	37,097	38,210	39,356	40,537	41,753
45150000	Leasing Brokerage-Metro	—	—	20,156	327,491	23,392	123,444	166,851	—	54,041	95,440
45220000	Leasing Brokerage-10 Bank Street	191,680	130,026	111,720	110,638	18,292	58,356	47,944	52,481	—	38,326
45250000	Leasing Brokerage-Merrittview	141,682	147,375	272,926	86,399	114,761	—	33,070	4,778	—	203,268
45290000	Leasing Brokerage	—	—	81,894	—	—	—	77,909	—	—	70,215
45320000	Leasing Brokerage-500 Mamaroneck	156,336	49,373	137,868	19,904	19,456	102,398	101,828	84,145	49,242	55,033
45340000	Leasing Brokerage-FSP	490,083	795,204	633,821	46,275	38,809	43,798	141,471	82,353	206,850	218,571
45350000	Leasing Brokerage-East West	—	—	42,771	119,908	—	—	—	129,382	—	—
45360000	Leasing Brokerage - Westport Main St.	221,802	117,364	14,746	13,886	39,787	—	—	14,746	24,097	46,388
45500000	Leasing Brokerage-Gotham	—	—	113,422	136,085	—	—	—	—	—	—
	Acq. Fee- 310 Greenwich	200,000
45510000	Acq. Fee-New Acquisition		—	—	272,500	—	—	297,025	—	—	323,757
45520000	Financing Fees-New Acquisitions	—		—	136,250	—	—	148,513	—		161,879
	Financing Fee- 310 Greenwich		75,288							85,075
45550000	Financing Fee-First Stamfd	—	—	—	—	—	—	2,630,017	—	—	—
45620000	Financing Fee-MerrittView	—	—	—	—	—	—	319,544	—	—	—
45640000	Refinancing Fee - Metro Center	—	—	—	—	—	1,031,801	—	—	—	—
45660000	Financing Fee-500 M’ronec	—	—	—	—	359,649	—	—	—	—	—
45690000	Financing Fee-10 Bank St	—	—	—	—	—	—	352,490	—	—	—
45730000	Financing Fee-East West	—	—	—	—	—	—	318,210	—	—	—
45740000	Financing Fee-Westport Main	—	—	102,707	—	—	—	—	—	—	—
45770000	Financing Fee - Gotham		—	—	—	—	—	198,529	—	—	—
45870000	Financing Fee-NYUSRetail	—	—	—	—	—	—	223,199	—	—	—
45880024	SCF - Acq Fee Income	425,000	330,000	390,000	400,000	300,000	300,000	300,000	300,000	400,000	400,000
46000000	Consulting Fee- MH	180,000	180,000	180,000	180,000	180,000	180,000	180,000	180,000	180,000	180,000
46500000	Interest Income	30	30	30	30	30	30	30	30	30	30
46510000	Dividends - US	71	71	71	71	71	71	71	71	71	71

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN CONSTRUCTION CORP.

2011 Revenue Projections

2Q’11 Update - July 2011

Malkin Properties, Consolidated 10 Year Projection - MP, MCT, MNY
		2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
		Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget
47230000	Miscellaneous Income	180	180	180	180	180	180	180	180	180	180
47400120	Acq Inc/Exp Reimbursement	150,000	225,000	225,000	225,000	225,000	225,000	225,000	225,000	225,000	225,000

	TOTAL INCOME	5,248,483	5,110,553	5,509,771	5,393,363	4,759,085	5,581,744	9,399,772	4,828,794	5,032,643	5,981,409

	EXPENSES
60000000	Office Rent	258,049	258,049	258,049	258,049	258,049	194,261	451,831	451,831	451,831	451,831
60020000	Escalation Rent-Operating	24,613	25,351	26,112	26,895	27,702	23,778	496	2,976	5,952	8,928
60040000	Electricity	23,738	24,451	25,184	25,940	26,718	27,519	28,345	29,195	30,071	30,973
60100000	Real Estate Taxes-Esc.	12,055	12,417	12,789	13,173	13,568	11,646	422	2,530	5,059	7,589
61000000	Payroll Shareholder-PLM	37,000	37,000	37,000	37,000	37,000	37,000	37,000	37,000	37,000	37,000
61020000	Payroll Shareholder-AEM	250,000	257,500	265,225	273,182	281,377	289,819	298,513	307,468	316,693	326,193
61200000	Officer’s Life Insurance	107,030
61500000- 61640000	Payroll	2,052,644	2,429,223	2,502,100	2,577,163	2,654,478	2,734,112	2,816,136	2,900,620	2,987,638	3,077,267
61600000	Executive Bonus	227,044	233,855	240,871	248,097	255,540	263,206	271,102	279,235	287,612	296,241
61620000	Office Bonus	136,342	140,433	144,646	148,985	153,455	158,058	162,800	167,684	172,714	177,896
61650001- 61659000	Deal Bonus	148,500	152,955	157,544	162,270	167,138	172,152	177,317	182,636	188,115	193,759
62000000	Payroll Taxes-FICA	241,595	272,940	281,128	289,562	298,249	307,197	316,412	325,905	335,682	345,752
62020000	Payroll Taxes-SUI	24,325	25,055	25,806	26,581	27,378	28,199	29,045	29,917	30,814	31,739
62040000	Payroll Taxes-FUI	4,370	4,501	4,636	4,775	4,918	5,066	5,218	5,375	5,536	5,702
62070000	Payroll Taxes - MCTMT	20,182	20,787	21,411	22,053	22,715	23,396	24,098	24,821	25,566	26,333
62500000- 62520100	Health Insurance	221,050	237,682	244,812	252,157	259,721	267,513	275,538	283,805	292,319	301,088
62540000	Workers Compensation	32,802	33,786	34,799	35,843	36,919	38,026	39,167	40,342	41,552	42,799
62560000	Disability Insurance	43,459	44,763	46,106	47,489	48,914	50,381	51,893	53,449	55,053	56,704
62620000	Temporary Help	40,185	41,391	42,632	43,911	45,229	46,585	47,983	49,423	50,905	52,432
62730000	ConsultingFee-Comp./Other	1,050	1,082	1,114	1,147	1,182	1,217	1,254	1,291	1,330	1,370
62740000	Insurance Expense	16,133	16,617	17,116	17,629	18,158	18,703	19,264	19,842	20,437	21,050
62750000	Administrative Expense - 401k	3,099	3,192	3,287	3,386	3,488	3,592	3,700	3,811	3,925	4,043
63500000	Repairs & Maintenance	30,995	31,925	32,883	33,869	34,885	35,932	37,010	38,120	39,263	40,441
63700000	Office Expense	21,527	22,173	22,838	23,524	24,229	24,956	25,705	26,476	27,270	28,088
63800000	Stationery & Supplies	41,992	43,252	44,549	45,886	47,262	48,680	50,141	51,645	53,194	54,790
63900000	Delivery/Freight	4,764	4,907	5,054	5,206	5,362	5,523	5,688	5,859	6,035	6,216
63950000	Federal Express	10,225	10,531	10,847	11,173	11,508	11,853	12,209	12,575	12,952	13,341
64000000	Postage/Express Mail	9,803	10,097	10,400	10,712	11,033	11,364	11,705	12,056	12,418	12,791
64100000	Food & Beverage	31,437	32,380	33,351	34,352	35,382	36,444	37,537	38,663	39,823	41,018
64200000	Telephone	31,729	32,681	33,662	34,671	35,712	36,783	37,886	39,023	40,194	41,399
64201000	Cell Phone - Office	8,920	9,188	9,463	9,747	10,040	10,341	10,651	10,971	11,300	11,639
64202000	Cell Phone-AEMalkin	7,145	7,359	7,580	7,807	8,041	8,283	8,531	8,787	9,051	9,322
64203000	Office Telephone-AEM	7,770	8,004	8,244	8,491	8,746	9,008	9,278	9,557	9,843	10,139
64300000	Blackberry Service	31,410	32,352	33,323	34,322	35,352	36,412	37,505	38,630	39,789	40,983
64350000	Internet Services	4,286	4,414	4,547	4,683	4,824	4,968	5,117	5,271	5,429	5,592
64400000	Advertising	14,621	15,060	15,512	15,977	16,456	16,950	17,459	17,982	18,522	19,077
64500000	Promotion & Marketing Exp	9,113	9,387	9,668	9,959	10,257	10,565	10,882	11,208	11,545	11,891
64501000	Promotion & Mrktg-Events	162,733	167,615	172,643	177,822	183,157	188,652	194,311	200,141	206,145	212,329
64510000	Brochures
64550000	Public Relations	15,527	15,993	16,473	16,967	17,476	18,001	18,541	19,097	19,670	20,260
64600000	Lease Expense - Auto	27,881	28,717	29,579	30,466	31,380	32,322	33,291	34,290	35,319	36,378
64610000	Insurance - Auto	3,293	3,392	3,494	3,599	3,707	3,818	3,932	4,050	4,172	4,297

The projections were prepared solely to determine the relative value among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs, the private entities or the management companies. The projections should not be relied upon determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors.

MALKIN CONSTRUCTION CORP.

2011 Revenue Projections

2Q’11 Update - July 2011

Malkin Properties, Consolidated 10 Year Projection - MP, MCT, MNY
		2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
		Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget
64630000	Car Service/Parking Exp.	480	494	509	524	540	556	573	590	608	626
64650000	Car Lease Repair/Maint	96	98	101	104	108	111	114	117	121	125
64700000	Travel & Entertainment	6,861	7,067	7,279	7,498	7,723	7,954	8,193	8,439	8,692	8,953
48400000	PLMalkin Plane LLC	400,000
64750000	Travel - AEM	55,024	56,675	58,375	60,126	61,930	63,788	65,702	67,673	69,703	71,794
64800000	Seminars & Conferences	559	575	593	610	629	648	667	687	708	729
64900000	Dues And Subscriptions	19,940	20,538	21,154	21,789	22,443	23,116	23,809	24,524	25,259	26,017
65000000	Licenses/Fees/Permits	895	921	949	978	1,007	1,037	1,068	1,100	1,133	1,167
65150000	Holiday Entertainment	17,520	18,045	18,587	19,144	19,718	20,310	20,919	21,547	22,193	22,859
65170000	Picnic/Officers Party	8,872	9,138	9,412	9,694	9,985	10,285	10,593	10,911	11,238	11,575
65300000	Equipment Contracts	26,722	27,524	28,350	29,200	30,076	30,978	31,908	32,865	33,851	34,866
65320000	Copy Machine	4,896	5,043	5,194	5,350	5,511	5,676	5,846	6,022	6,202	6,388
65420000	Transit Check Expense	355	366	377	388	399	411	424	436	450	463
65700000	Computer Equip-PC/Ltop	46,183	47,568	48,996	50,465	51,979	53,539	55,145	56,799	58,503	60,258
65720000	Computer Software	14,866	15,312	15,771	16,244	16,732	17,234	17,751	18,283	18,832	19,397
65740000	Computer Network/Server	48,271	49,719	51,211	52,747	54,329	55,959	57,638	59,367	61,148	62,983
65760000	Computer Training & Other	8,550	8,807	9,071	9,343	9,623	9,912	10,209	10,515	10,831	11,156
65800000	Computer Supplies	7,463	7,686	7,917	8,155	8,399	8,651	8,911	9,178	9,453	9,737
66100000	SurveillanceCameras/Secur	3,819	3,933	4,051	4,173	4,298	4,427	4,560	4,697	4,838	4,983
66300000	Plant Service/Flowers	5,641	5,810	5,984	6,164	6,349	6,539	6,735	6,937	7,146	7,360
66900000	Misc. Administrative Exp.	6,930	7,138	7,352	7,573	7,800	8,034	8,275	8,523	8,779	9,043
67000000	Professional Fees	1,052	1,084	1,116	1,150	1,184	1,220	1,256	1,294	1,333	1,373
67100000	Accounting & Audit Fees	21,475	22,119	22,783	23,466	24,170	24,895	25,642	26,412	27,204	28,020
67200000	Payroll Services	11,367	11,708	12,059	12,421	12,793	13,177	13,572	13,979	14,399	14,831
67300000	Leg.Fees-MH LLC	33,907	34,924	35,971	37,051	38,162	39,307	40,486	41,701	42,952	44,240
67380000	Legal Fees-Other	29,776	30,669	31,589	32,537	33,513	34,519	35,554	36,621	37,719	38,851
67400000	Bank Service Charges	1,516	1,561	1,608	1,657	1,706	1,757	1,810	1,864	1,920	1,978
68000000	Acquisitions Expense	53,545	55,152	56,806	58,510	60,266	62,074	63,936	65,854	67,829	69,864
68500000	Contributions/Charitable	46,674	48,074	49,516	51,001	52,531	54,107	55,731	57,403	59,125	60,898
68600000	Furniture & Fixtures	1,670	1,720	1,772	1,825	1,880	1,936	1,994	2,054	2,116	2,179
69250000	Overhead - Allocated/Reimbursed-Malkin	5,712	5,883	6,060	6,242	6,429	6,622	6,820	7,025	7,236	7,453
69250000	Overhead Reimbursed-MH	(136,502)	(140,597)	(144,815)	(149,160)	(153,634)	(158,243)	(162,991)	(167,880)	(172,917)	(178,104)
82010000	Filing Fees	2,496	2,571	2,648	2,727	2,809	2,893	2,980	3,070	3,162	3,257
82150000	NYC Occupancy Taxes	3,080	3,172	3,267	3,365	3,466	3,570	3,677	3,788	3,901	4,018
82250000	Sales Tax
82260000	Personal Property Taxes	1,128	1,162	1,197	1,233	1,270	1,308	1,347	1,387	1,429	1,472
82300000	Ct-State Income Tax	263	270	278	287	295	304	313	323	333	343

	TOTAL EXPENSE	5,161,535	4,819,386	4,955,116	5,094,918	5,238,914	5,316,358	5,690,912	5,851,535	6,017,757	6,188,800

	NET PROFIT (LOSS) BEFORE ADJUSTMENTS	86,948	291,167	554,654	298,445	(479,829)	265,386	3,708,860	(1,022,741)	(985,113)	(207,391)
	Adjustments
	Net Residential Income	798,322	822,272	846,940	872,348	898,519	925,474	953,238	981,835	1,011,291	1,041,629
	Add back Plane expense	400,000
	ADJUSTED NET PROFIT (LOSS)	1,285,270	1,113,439	1,401,594	1,170,793	418,689	1,190,860	4,662,098	(40,906)	26,177	834,239

EMPIRE STATE REALTY TRUST, INC.

EMPIRE STATE REALTY OP, L.P.

PROSPECTUS SUPPLEMENT

TO

PROSPECTUS/CONSENT SOLICITATION STATEMENT

DATED                     , 2012

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

This supplement is being furnished to you, as a participant of Empire State Building Associates L.L.C., or your subject LLC, by Malkin Holdings LLC, the supervisor of your subject LLC, to enable you to evaluate the proposed consolidation of your subject LLC into Empire State Realty Trust, Inc., a Maryland corporation, or the company.

The supervisor, requests that you, as a participant in your subject LLC, consent to the contribution of your subject LLC’s interest in the Empire State Building, as part of a consolidation of office and retail properties in Manhattan and the greater New York metropolitan area owned by your subject LLC, the other subject LLCs and certain private entities, or the private entities, supervised by the supervisor, along with certain related management businesses, into the company. This transaction is referred to herein as the consolidation.

The supervisor believes you will benefit from this consolidation through newly created opportunities for liquidity, enhanced property diversification, increased growth opportunities, enhanced operating and financing abilities and efficiencies, combined balance sheets, anticipated regular quarterly cash distributions, and continued leadership by the officers and a principal of the supervisor under the transparency and accountability of the governance structure of a reporting company with the Securities and Exchange Commission, or the SEC, with audited financial statements and a board of directors consisting predominantly of independent directors. Anthony E. Malkin will be the only management member of the board of directors.

As a potential alternative to the consolidation, the supervisor also requests that the participants consent to the sale or contribution of your subject LLC’s property interest as part of a sale or contribution of all of the properties owned by your subject LLC, the other subject LLCs and the private entities as a portfolio to a third party. While the supervisor believes the consolidation represents the best opportunity for participants to achieve liquidity and to maximize the value of their investment, the supervisor believes it also is in the best interest of all participants for the supervisor to have the flexibility and discretion to accept an offer for the portfolio of properties from an unaffiliated third party if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation and certain other conditions are met.

Participants also are being asked to consent to a voluntary pro rata reimbursement program pursuant to which the supervisor and Peter L. Malkin, a principal of the supervisor, will be reimbursed for the prior advances of all costs, plus interest, incurred in connection with the legal proceedings required to remove and replace the former property manager and leasing agent. The supervisor believes that the voluntary pro rata reimbursement program is fair and reasonable because the successful resolution of the legal proceedings allowed the property owned by your subject LLC to participate in a renovation and repositioning turnaround program conceived and implemented by the supervisor. The estate of Leona M. Helmsley, which we refer to as the Helmsley estate, as part of an agreement with the supervisor covering this and other matters, has paid the voluntary pro rata reimbursement to the supervisor for its pro rata share of costs advanced, plus interest, which totaled $5,021,048.

The Malkin Holdings group (as defined herein) will receive substantial benefits from the consolidation and have conflicts of interest in making this recommendation. For a further discussion of the conflicts of interest and potential benefits of the consolidation to the supervisor, see “Conflicts of Interest—Substantial Benefits to the Supervisor and its Affiliates” in the prospectus/consent solicitation.

Your subject LLC is one of three publicly-registered entities, which we refer to collectively as the subject LLCs, that the supervisor is seeking to consolidate into the company as part of a series of transactions that is referred to as the consolidation. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the consolidation that are unique to you and the other participants in your subject LLC. This supplement does not purport to provide an overall summary of the consolidation. You should read the accompanying Prospectus/Consent Solicitation Statement, or the prospectus/consent solicitation, which includes detailed discussions regarding the company, your subject LLC and the other entities being consolidated with the company.

Supplements have also been prepared for both of the other subject LLCs, copies of which may be obtained without charge by you or your representative upon written request to MacKenzie Partners, Inc., the company’s vote tabulator, at 105 Madison Avenue, NY, NY 10016 or call toll free at (888) 410-7850. The effects of the consolidation may be different for participants in the other subject LLCs.

Page
OVERVIEW	S1-1

THE SUPERVISOR’S REASONS FOR PROPOSING THE CONSOLIDATION	S1-10

ADDITIONAL INFORMATION	S1-14

RISK FACTORS	S1-15

FORWARD-LOOKING STATEMENTS	S1-24

EFFECT OF CONSOLIDATION ON SUBJECT LLCS NOT ACQUIRED	S1-26

OPERATING PARTNERSHIP UNITS AND SHARES OF COMMON STOCK ON A FULLY-DILUTED BASIS TO BE ALLOCATED TO YOUR SUBJECT LLC	S1-27

EXCHANGE VALUE AND ALLOCATION OF OPERATING PARTNERSHIP UNITS AND COMMON STOCK	S1-28

FAIRNESS OF THE CONSOLIDATION	S1-34

EXPENSES OF THE CONSOLIDATION	S1-45

DISTRIBUTIONS AND COMPENSATION PAID TO THE SUPERVISOR AND ITS AFFILIATES	S1-46

PROPERTY OVERVIEW	S1-47

VOTING PROCEDURES FOR THE CONSOLIDATION PROPOSAL AND THE THIRD-PARTY PORTFOLIO PROPOSAL	S1-48

CONSENT PROCEDURES FOR VOLUNTARY PRO RATA REIMBURSEMENT PROPOSAL	S1-50

U.S. FEDERAL INCOME TAX CONSIDERATIONS	S1-51

APPENDIX A—FAIRNESS OPINION [See Appendix A to the Prospectus/Consent Solicitation Statement]	A-1

APPENDIX B—CONTRIBUTION AGREEMENT	B-1

APPENDIX C—CONSENT FORM	C-1

APPENDIX D—OPERATING PARTNERSHIP AGREEMENT OF EMPIRE STATE REALTY OP, L.P.*	D-1

APPENDIX E—REGISTRATION RIGHTS AGREEMENT	E-1

EXPLANATORY NOTE: The information concerning the appraisal, or Appraisal, by Duff & Phelps LLC, the independent valuer, contained in the Registration Statement on Form S-4, which this supplement accompanies, is based on the preliminary appraisal prepared by the independent valuer as of July 1, 2011, and the information concerning the fairness opinion of Duff & Phelps LLC is based on the draft form of fairness opinion provided by the independent valuer. The Appraisal will be updated as of a date in closer proximity to the effective date of the Registration Statement on Form S-4, which this supplement accompanies, and the fairness opinion is expected to be delivered as of a date in closer proximity to such effective date.

*	To be filed by amendment

Unless the context otherwise requires or indicates, references in this Prospectus Supplement to the prospectus/consent solicitation, which is referred to herein as the supplement, to:

(i)	Your subject LLC refers to Empire State Building Associates L.L.C.,

(ii)	the subject LLCs refers to Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.,

(iii)	the private entities refer to the privately-held entities supervised by the supervisor which are all of the entities, other than the subject LLCs and the management companies listed in the chart under the section “Summary—The Subject LLCs, the Private Entities and the Management Companies” in the prospectus/consent solicitation, which will be included in the consolidation,

(iv)	the company refers to Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.), a Maryland corporation, together with its consolidated subsidiaries, including Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, which is referred to herein as the operating partnership, after giving effect to the series of transactions involving the consolidation of the subject LLCs and the private entities described in this supplement and the prospectus/consent solicitation that have consented to the consolidation and a combination of (a) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, your subject LLC, the other subject LLCs and certain of the private entities (as discussed in the prospectus/consent solicitation), which is referred to herein as the supervisor; (b) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent to certain of the private entities in Manhattan, (c) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent to certain of the private entities located in Westchester County, New York, (d) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent to certain of the private entities in the State of Connecticut and (e) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to the private entities and third parties (including certain tenants at the properties owned by the private entities), which collectively are referred to herein as the management companies,

(v)	the property refers to your subject LLC’s direct or indirect fee ownership interests in the Empire State Building,

(vi)	the properties of the company and the portfolio refer to the property, the other assets of your subject LLC, the ownership interests of the other subject LLCs and the private entities in their properties and the other assets of the other subject LLCs and the private entities,

(vii)	the agents refer to holders of the membership interests in your subject LLC for the benefit of participants in the agent’s participating group; each of the agents is an affiliate of the supervisor,

(viii)	the participants refer to the holders of participation interests in the membership interests held by the agents and, as applicable, investors in the subject LLCs and the private entities,

(ix)	the participation interests refer to the beneficial ownership interests of participants in the membership interests of your subject LLC held by an agent for the benefit of participants and, as applicable, membership or partnership interests or the beneficial interests therein held by investors in the other subject LLCs and the private entities,

(x)	common stock and shares of common stock refer to both shares of the company’s Class A common stock, par value $0.01, and Class B common stock, par value $0.01 per share, unless otherwise indicated,

(xi)	the IPO refers to the initial public offering of the Class A common stock of the company and IPO price refers to the price per share of Class A common stock in the IPO,

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(xii)	operating partnership units refer to the operating partnership’s limited partnership interests. The operating partnership will have four series of units of limited partnership, Series PR operating partnership units, Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units, which are referred to either collectively, or with respect to one or more series, as the “operating partnership units,” as the context requires or indicates. Operating partnership units are redeemable for a cash amount equal to the then-current market value of one share of Class A common stock per operating partnership unit, or at the company’s election, shares of Class A common stock on a one-for-one basis. The Series ES operating partnership units will be issued to participants in Empire State Building Associates L.L.C., the Series 60 operating partnership units will be issued to participants in 60 East 42nd St. Associates L.L.C. and the Series 250 operating partnership units will be issued to participants in 250 West 57th St. Associates L.L.C., in each case except for the Wien group. The operating partnership intends to apply to have the Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units listed on the New York Stock Exchange under the symbols “ ,” “ ,” and “ ,” respectively. The Series PR operating partnership units will be issued to the participants in the private entities and the Wien group and will not be listed on a national securities exchange, and

(xiii)	organizational documents refer to the limited liability company agreement, the participating agreements and the terms of any voluntary capital transaction override program for your subject LLC.

All references to the enterprise value refer to the value of the company after completion of the consolidation determined in connection with the IPO by the company in consultation with the investment banking firms managing the IPO and prior to the issuance of Class A common stock in the IPO and any issuance of Class A common stock pursuant to equity incentive plans.

All references to the aggregate exchange value refer to the aggregate exchange value of the subject LLCs, the private entities and the management companies based on the appraisal, or Appraisal, by Duff & Phelps, LLC, the independent valuer.

All references (other than information labeled as pro forma information, including the pro forma financial statements) to the number of shares of common stock, on a fully-diluted basis, issued in the consolidation refer to the number of shares of Class A common stock and Class B common stock issued or received in the consolidation, prior to the issuance of Class A common stock in the IPO and pursuant to any incentive plans, assuming that (i) the enterprise value in connection with the IPO equals the aggregate exchange value, (ii) the offering price per share in the IPO used herein which is used solely for illustrative purposes equals a hypothetical $10 per share, (iii) your subject LLC, the other subject LLCs, the private entities and the management companies participate in the consolidation, (iv) no cash is paid to participants in the private entities, (v) no shares of Class A common stock are issued to the supervisor pursuant to the voluntary pro rata reimbursement program, (vi) no fractional shares are issued and (vii) all operating partnership units issued in the consolidation are redeemed on a one-for-one basis and all shares of Class B common stock issued in the consolidation are converted on a one-for one basis for shares of Class A common stock.

The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The aggregate exchange value used herein is based on the Appraisal by the independent valuer. Historically, in a typical initial public offering of a real estate investment trust, which we refer to as a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value. The enterprise value will equal the total number of shares of common stock and total number of operating partnership units issuable in the consolidation (excluding any shares of common stock issued in the IPO, and assuming all participants receive shares of common stock or operating partnership units and not cash) multiplied by the IPO price.

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All references to distributions to participants assume that all amounts payable under the voluntary pro rata reimbursement program are paid out of cash distributions from your subject LLC, the other subject LLCs and the private entities, as applicable and that no shares of Class A common stock are issued to the supervisor for amounts due under the voluntary pro rata reimbursement program.

The supervisor has made certain of these assumptions to permit the presentation of information in tables in this supplement on a consistent basis. For example, while throughout this supplement the supervisor has assumed for purposes of this presentation of information that no cash is paid, cash will be paid to non-accredited investors in the private entities and to certain investors in the private entities that are charitable organizations and exempt from New York City real property transfer tax and elect to receive cash pursuant to the cash option described herein.

All references to the stockholders refer to the holders of Class A common stock and Class B common stock of the company.

All references to the Malkin Family refer to Anthony E. Malkin, Peter L. Malkin, each of their lineal descendants (including spouses of any of the foregoing), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing.

All references to the Malkin Holdings group refer to the Malkin Family and Thomas N. Keltner Jr. (and his spouse).

All references to the Wien group refer to each of the lineal descendants of Lawrence A. Wien, including Peter L. Malkin and Anthony E. Malkin (including spouses of such descendants), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing.

For demonstrative purposes, the supervisor has assigned a hypothetical IPO offering price of $10 per share. That value is strictly hypothetical and is for illustrative purposes only.

All references to the property and assets owned by the company upon completion of the consolidation refer to the company upon completion of the consolidation, without giving effect to the IPO, and assuming that all required consents of the participants in the subject LLCs have been obtained and all of the properties and assets to be acquired from your subject LLC, the other subject LLCs, the private entities and the management companies pursuant to the consolidation have been acquired.

All references to a third-party portfolio transaction refer to the sale or contribution of the subject LLCs’ property interests and other assets as part of a sale or contribution of the properties owned by the subject LLCs and the private entities as a portfolio to a third party. The description of the company in this supplement assumes that all of the properties and assets to be acquired from your subject LLC, the other subject LLCs, the private entities and the management companies pursuant to the consolidation have been acquired by the company rather than a third party pursuant to a third-party portfolio transaction.

Certain terms and provisions of various agreements are summarized in the prospectus/consent solicitation and this supplement. These summaries are qualified in their entirety by reference to the complete text of any such agreements, which are either attached as exhibits or appendices to the prospectus/consent solicitation or this supplement in the form in which they are expected to be signed (but subject to change, including potentially significant changes, as described below) or filed as an exhibit to the Registration Statement on Form S-4 of which the prospectus/consent solicitation and this supplement is a part. The parties to such agreements may make changes (including changes that may be deemed material) to the forms of the agreements attached as appendices or exhibits hereto, contained in this supplement or filed as exhibits to the Registration Statement on Form S-4.

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OVERVIEW

The consolidation

You are being requested to approve the consolidation in which your subject LLC will contribute its assets to the operating partnership in exchange for operating partnership units, Class A common stock and Class B common stock. Each participant will receive operating partnership units, or at each participant’s election, Class A common stock or, to a limited extent, Class B common stock. You may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units you would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. A holder of operating partnership units will not have economic interests in the company (but will have the same rights to distributions as stockholders of the company) or voting rights in the company (except to the extent a participant elects to receive Class B common stock instead of a portion of operating partnership units as described above).

The shares of Class A common stock are expected to be listed on the NYSE, which investors may sell from time to time as and when they so desire (subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period as described in the prospectus/consent solicitation). The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs, other than the Wien group, each of which has identical rights as to distributions, liquidation and rights as limited partners of the operating partnership. Participants in your subject LLC will be issued Series ES operating partnership units. The operating partnership intends to apply to have the Series ES operating partnership units listed on the New York Stock Exchange under the symbol “     .” Presently there is no active trading market for the participation interest you hold in your subject LLC, which is only an indirect interest in real property subject to an operating lease, which is not under the operational control of your subject LLC. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants who receive operating partnership units may also sell operating partnership units, which also are expected to be listed on the NYSE, subject to similar restrictions, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in your subject LLC that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of an aggregate of $             (based on the IPO price) operating partnership units issued to participants in your subject LLC, which is the minimum amount required to meet the listing standards of the national securities exchange.

Through the consolidation, the company intends to combine the properties of your subject LLC, the other subject LLCs and the private entities and the assets and operations of the supervisor and the other management companies into the company, and intends to elect and to qualify as a REIT for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2012. The closing of the consolidation will occur substantially simultaneously with the closing of the IPO. All required consents of the private entities and the management companies, including the consents of the Wien group and the interests of the Helmsley estate, to the acquisition by the company of the assets of the private entities and the management companies have been obtained prior to the date of this supplement and the prospectus/consent solicitation.

If the consolidation is approved by your subject LLC and the other subject LLCs, the company acquires the properties from each of private entities and the company acquires the management companies, the company will own 12 office properties which, as of March 31, 2012, encompass approximately 7.7 million rentable square feet of office space, which were approximately 79.1% leased as of March 31, 2012 (or 82.7% giving effect to leases signed but not yet commenced as of that date). Seven of these properties are located in the midtown Manhattan market and encompass in the aggregate approximately 5.9 million rentable square feet of office space, including the Empire State Building, the world’s most famous office building. The Manhattan office properties also contain an aggregate of 430,273 rentable square feet of premier retail space on the ground floor and/or lower levels. The

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remaining five office properties are located in Fairfield County, Connecticut and Westchester County, New York, encompassing approximately 1.8 million rentable square feet in the aggregate. The majority of the square footage for these five properties is located in densely populated metropolitan communities with immediate access to mass transportation. Additionally, the company has entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of its office properties, that will support the development of an approximately 340,000 rentable square foot office building and garage. As of March 31, 2012, the portfolio also included four standalone retail properties located in Manhattan and two standalone retail properties located in the city center of Westport, Connecticut, encompassing 204,452 rentable square feet in the aggregate. As of March 31, 2012, the standalone retail properties were approximately 99.0% leased in the aggregate (or     % giving effect to leases signed but not yet commenced as of that date).

The third-party portfolio proposal

As a potential alternative to the consolidation, you also are being asked to consent to the sale or contribution of your subject LLC’s property interest as part of a sale or contribution of the properties owned by your subject LLC, the other subject LLCs and the private entities as a portfolio to an unaffiliated third party. Through solicitation of consents, for the first time the properties owned by the subject LLCs and the private entities can be joined as a single portfolio. While the supervisor believes the consolidation and IPO represent the best opportunity for participants in your subject LLC, the other subject LLCs and the private entities to achieve liquidity and to maximize the value of their respective investments, the supervisor also believes it is in the best interest of all participants for the supervisor to be able to approve offers from unaffiliated third parties for the portfolio as a whole. All required consents of the private entities, including the consents of the Wien group and the interests of the Helmsley estate, to the third-party portfolio proposal have been obtained prior to the date of this supplement and the prospectus/consent solicitation.

Market forces are dynamic, unpredictable, and subject to volatility. Should the public awareness of the proposed consolidation and IPO produce potential compelling offers from unaffiliated third parties to purchase the consolidated portfolio, it will be costly and time consuming to solicit consents to allow a sale or contribution of the portfolio to a third party, and there is considerable risk that any opportunity which might appear would be lost without the requested consent in place. Therefore, the supervisor believes that it is advisable to have the flexibility and discretion, subject to certain conditions, to accept an offer for the entire portfolio of properties from a third party, rather than pursue the consolidation and IPO, if the supervisor determines the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation.

The third-party portfolio transaction would be undertaken only if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation, subject to the committee approval described in the prospectus/consent solicitation, and would apply only to an offer from an unaffiliated third-party for the entire portfolio of properties owned by all of the subject LLCs and all of the private entities, subject to exclusions described under the section entitled “Third-Party Portfolio Proposal” in the prospectus/consent solicitation. A third-party portfolio transaction also could include the management companies.

Because of the inability to act without consent of your subject LLC, the other subject LLCs and certain of the private entities, the supervisor intends to inform any unaffiliated third-party which expresses interest in making a third-party offer that it will not consider any offer until after completion of the solicitation of consents of your subject LLC and the other subject LLCs. If an offer is submitted during the solicitation period, the supervisor may be required to provide information regarding the proposal to participants, to assist them in their decision regarding the consolidation.

The supervisor has agreed that it will not accept a third-party offer unless it is unanimously approved by a committee which will include representatives of the supervisor and a representative of the Helmsley estate. Any third-party interested in making a portfolio proposal will be instructed to make its offer for all cash. It is possible

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that participants or the supervisor and its affiliates may be offered an option to receive securities in lieu of all or a portion of the cash. The supervisor will be authorized to approve offers only if a definitive agreement is entered into prior to December 31, 2015 or such earlier date as the supervisor may set with or without notice or public announcement.

The voluntary pro rata reimbursement program

You are being asked to consent to a voluntary pro rata reimbursement program pursuant to which the supervisor and Peter L. Malkin, a principal of the supervisor, will be reimbursed for the prior advances of all costs, plus interest, incurred in connection with the legal proceedings with Helmsley-Spear, Inc., the former property manager and leasing agent, which resulted in the removal of the former property manager and leasing agent as property manager and leasing agent of the properties owned by your subject LLC, the other subject LLCs and certain of the private entities and has enabled a renovation and repositioning turnaround program to be implemented by the supervisor. The supervisor and the agents had the authority to commence the legal proceedings without consents from participants so no authorization was sought. No challenge has been raised about the supervisor’s authority. In commencing the litigation, Peter L. Malkin believed that participants would understand the value from his and the supervisor’s actions and voluntarily agree to the reimbursement. While the supervisor believes it could have effected reimbursement by the subject LLCs and the private entities to the supervisor and Peter L. Malkin, it will not seek such reimbursement from participants who do not consent to the voluntary pro rata reimbursement program to make such reimbursement. If you consent to the voluntary pro rata reimbursement program, the supervisor and Peter L. Malkin will be reimbursed for your pro rata share of costs, plus interest, previously incurred out of your share of the excess cash of your subject LLC that is being distributed to participants, and, to the extent that is insufficient, the consideration that you would receive in the consolidation or the consideration that you would receive in a third-party portfolio transaction, as applicable, will be reduced by the balance (valued, if the consolidation is consummated, at the IPO price) and such balance would be paid to the supervisor and Peter L. Malkin in shares of Class A common stock, if the consolidation is consummated, or out of distributions that you would receive from the proceeds of a third-party portfolio transaction, if consummated or out of distributions from operations of the subject LLC.

The table below shows the amount to be received by the supervisor out of the distributions of each consenting participant in your subject LLC for each $1,000 of original investment by a participant pursuant to the voluntary pro rata reimbursement program:

	Exchange Value of Operating Partnership Units and/or Shares of Common Stock to be Received by Participants per $1,000 Original Investment		Voluntary Reimbursement
			Per $1,000 Original Investment(2)	Total
Empire State Building Associates L.L.C.	$33,085	(1)	$101	$3,359,982

(1)	Represents exchange value for participants subject to the voluntary override program. Participants in your subject LLC not subject to the voluntary override program will receive an exchange value of shares of common stock and/or operating partnership units per $1,000 original investment of $36,650.
(2)	Your subject LLC’s share of the aggregate voluntary reimbursement (before any reimbursements) is $3,150,896, plus interest. The amount shown in the table includes accrued interest through March 31, 2012 and does not include interest which will accrue subsequent to March 31, 2012.

Number of Operating Partnership Units and shares of common stock received if your subject LLC is consolidated with the company

Based on the hypothetical assumptions described herein, your subject LLC will be allocated 120,944,229 shares of common stock, on a fully-diluted basis, that will be allocated to your subject LLC in the consolidation based on its exchange value of $1,209,442,285. The value of your participation interest, as described in the

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prospectus/consent solicitation, was determined based on the exchange value for your subject LLC. The exchange value of your subject LLC, the other subject LLCs, the private entities and the management companies is the value of these entities based on the Appraisal by Duff & Phelps, LLC, which is referred to herein as Duff & Phelps, or the independent valuer, which serves as the independent valuer for your subject LLC, the other subject LLCs, the private entities and the management companies. Shares of common stock, operating partnership units and/or cash, as applicable, will be allocated among your subject LLC, the other subject LLCs, the private entities and the management companies based upon the exchange values of your subject LLC, the other subject LLCs, each private entity and the management companies. The exchange value was then allocated among the participants and the holders of the override interests in accordance with your subject LLC’s organizational documents. However, as described elsewhere in the prospectus/consent solicitation, while the exchange value was used to establish the relative value of the properties and participation interests, this value does not necessarily represent the fair market value of your participation interest. The number of shares of Class A common stock, Class B common stock and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price, without giving effect to shares of Class A common stock issued in the IPO.

You will receive a portion of the operating partnership units and/or common stock allocated to your subject LLC in accordance with your election and with your percentage interest in your subject LLC and your subject LLC’s organizational documents, after taking into account the allocations in respect of the supervisor’s override interests. The number of operating partnership units and/or shares of common stock presented in this supplement and in the prospectus/consent solicitation is based on the hypothetical $10 per share exchange value arbitrarily assigned by the supervisor to illustrate the number of operating partnership units and/or shares of common stock that a participant would receive if the enterprise value of the company determined in connection with the IPO were the same as the aggregate exchange value and the IPO price were $10 per share.

The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The value of the consideration will be based on the enterprise value determined in connection with pricing of the IPO. The actual number of shares of common stock, on a fully-diluted basis, issued in the consolidation will equal the enterprise value divided by the actual IPO price upon pricing of the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

If the consolidation is approved by the participants in your subject LLC and is consummated, you will receive operating partnership units and/or shares of common stock as consideration for your participation interest, as described below.

Operating Partnership Units. You will receive operating partnership units, unless you elect to receive, in exchange for your participation interests, Class A common stock, or, to a limited extent, as described below, Class B common stock. The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs, other than the Wien group. The operating partnership units of each of these series are expected to be separately listed on the NYSE and traded separately. In addition, a separate series of operating partnership units, which will not be listed on a national securities exchange, will be issued to the participants in the private entities and the Wien group. Each series of operating partnership units has identical rights as to distributions, liquidation and rights as limited partners of operating partnership. The four series will vote together as a single class on all matters on which the holders of operating partnership units have the right to vote or consent. The operating partnership units were divided into series because there are unique U.S. federal income tax consequences to the participants receiving each series of listed operating partnership units (as compared to ownership of operating partnership units of another series) depending on the subject LLC in which they have an interest and the tax aspects of the property contributed by such entity. By issuing the operating

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partnership units in separate series, each of the operating partnership units in a series that will be trading on the NYSE is expected to be uniform with other operating partnership units of that series.

Class A Common Stock. If you elect to receive Class A common stock in lieu of all or any portion of the operating partnership units issuable to you, you will receive one share of Class A common stock for each operating partnership unit you would have otherwise been entitled to receive.

Class B Common Stock. Participants may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. The Class B common stock provides its holder with a voting right that is no greater than if such holder had received solely Class A common stock in the consolidation. Each outstanding share of Class B common stock entitles the holder to 50 votes on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Each share of Class B common stock has the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock.

Sale of shares of Class A common stock and operating partnership units after the consolidation and the IPO

After the consolidation and the IPO, each participant (except the Malkin Family, whose members are subject to a longer restrictive period in which they cannot sell) will have the ability to sell up to 50% of both the operating partnership units and common stock received in the consolidation at any time after the 180th day following the IPO pricing date and the balance of the operating partnership units and common stock 12 months after the IPO pricing date. This includes Class A common stock issuable in exchange for operating partnership units, which are only issuable in exchange for operating partnership units beginning 12 months after the completion of the IPO, and Class B common stock. In addition, each participant in your subject LLC that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of an aggregate of $            (based on the IPO price) operating partnership units issued to participants in your subject LLC. If all of the participants in your subject LLC elect to receive operating partnership units, the enterprise value equals the aggregate exchange value and the IPO price equals $10 per share, then each participant in your subject LLC would be able to sell     % of his or her operating partnership units immediately.

Similarities among the subject LLCs

Each of the subject LLCs owns an indirect interest in a Manhattan office property subject to an operating lease. Each of the subject LLCs is supervised by the supervisor. The subject LLCs all have similar structures for paying compensation to the supervisor and for distribution of cash flow and liquidation proceeds, except that your subject LLC and 250 West 57th St. Associates L.L.C. have a voluntary capital transaction override program and 60 East 42nd St. Associates L.L.C. does not have a voluntary capital transaction override program.

Differences among the subject LLCs

•

Your subject LLC owns an interest, subject to an operating lease, in a single property, the Empire State Building, which the supervisor believes has a greater value per square foot than the other assets in the company’s portfolio.

•	The Empire State Building is the largest property in the proposed consolidation and its renovation program began last. The renovation program for the Empire State Building is anticipated to require a

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greater investment than the renovation programs for the other subject LLCs. While the supervisor expects that the renovation programs for the other subject LLCs will be completed substantially by the end of 2013, the supervisor expects that the renovation program for the Empire State Building, which is the last Manhattan office property that began its renovation program, will be completed substantially in 2016.

•

Your subject LLC’s property has a debt to asset value (based on the appraised value) ratio of 6.31% as of March 31, 2012. The company’s properties have a debt to total assets ratio of 21.32% as of March 31, 2012. The ratio of debt to total assets was calculated by dividing the total mortgage indebtedness and other borrowings by the sum of the appraised value of real estate assets.

•

Your subject LLC’s property was 67.0% (65.7% of office space and 88.5% of retail space) leased as of March 31, 2012. The company’s properties were 79.7% (79.1% of office space and 86.7% of retail space) leased as of March 31, 2012.

•	The age of your subject LLC’s property is 81 years. The average age of the company’s properties is 61 years.

Vote required to approve the consolidation or third-party portfolio proposal

The participation interests in your subject LLC are divided into three separate participating groups. Participants are being asked to vote on both the proposed consolidation and the third-party portfolio proposal. For each proposal to be approved, participants holding 100% of the outstanding participation interests in your subject LLC must approve that proposal. Each of these proposals is subject to a separate consent and approval of each proposal is not dependent on approval of any other proposal.

If holders of 80% of the participation interests in any of the three participating groups in your subject LLC approve the consolidation or third-party portfolio proposal, pursuant to a buyout right included in your subject LLC’s participating agreements since its inception, the agent of any such participating group will purchase on behalf of your subject LLC for the buyout amount, the participation interest of any participant in such participating group that voted “AGAINST” or “ABSTAINED” with respect to the consolidation or third-party portfolio, as applicable, or that did not submit a consent form, unless such participant consents to the proposal within ten days after receiving written notice that the required supermajority consent has been received. If the agent purchases these participation interests, the requirement for consent of participants holding 100% of the participation interests of that participating group will be satisfied.

The buyout amount for your interest would be substantially lower than the exchange value. The buyout amount, which is equal to the original cost less capital repaid, but not less than $100, is currently $100 for the interest held by a participant in your subject LLC as compared to the exchange value of $33,085 (or $36,650 if you are not subject to the voluntary capital override) for a $1,000 original investment in your subject LLC. The cash required to buyout non-consenting participants will not be paid from the proceeds from the IPO. These buyouts are contractual provisions expressly stated for your subject LLC at the inception of your subject LLC in its original participating agreement dated July 11, 1961, under which the participation interests were issued. The buyout provisions were included as a practical way to permit the entity to act, while still following the then-current tax advice provided to the supervisor of your subject LLC that participants needed to act unanimously to permit your subject LLC to obtain partnership status and to avoid entity level tax as a corporation for U.S. federal income tax purposes. For this purpose, the buyout provisions allow the purchase, at original cost less capital returned, but not less than $100, of the interest held by a non-consenting participant after ten-days’ notice of receipt of approval by 80% of the participation interests in such non-consenting participant’s participating group, if such non-consenting participant still does not change its vote to approval. Accordingly, the buyout provisions preserved the unanimity which is considered necessary for these tax reasons, but prevented a small minority, which might be acting for its own purposes and not in the interests of other participants, from preventing action by the large supermajority. The agents are authorized under the participating agreements to buy out participation

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interests of participants that do not consent to the action if the required supermajority consent is received, as described below. Since such buyout is necessary to provide for the required unanimous consent and is not conditioned on the transaction closing, the agent has the right to buy out participation interests from participants who do not vote “FOR” either proposal, if the required supermajority consent is obtained with respect to such proposal, within ten days after written notice, as described below, whether or not either or neither proposal is consummated.

Prior to an agent purchasing the participation interests of non-consenting participants, an agent will give such participants not less than ten days’ notice after the required supermajority consent is received by your subject LLC to permit them to consent to the consolidation or the third-party portfolio proposal, as applicable, in which case their participation interests will not be purchased. The agents will purchase the participation interests for the benefit of your subject LLC and not for their own account and will be reimbursed by your subject LLC for the cost of such buyout. If the agent purchases these participation interests, the requirement for consent of participants holding 100% of the participation interests of the participating group will be satisfied. Unanimity on the consents is required pursuant to the organizational documents of your subject LLC with respect to both the consolidation and the third-party portfolio proposal; therefore a participant in your subject LLC who does not vote in favor of either the consolidation or third-party portfolio transaction proposal (and does not change his or her vote after notice that the requisite supermajority consent has been obtained) will be subject to this buyout regardless of whether either or neither transaction is consummated, as described below. The supervisor and the agents have the discretion to determine not to consummate either the consolidation or the third-party portfolio transaction even after supermajority approval has been obtained for either or both transactions and dissenting participants have been bought out.

The agents, who are the members of your subject LLC, recently created a new class of membership interests, which were divided into series. A separate series was deemed to be distributed to holders of each participating group in your subject LLC. Each new series provides protections similar to those under a shareholder rights plan for a corporation. Each new series corresponds to a participating group for which a member acts as agent. The new series will not affect voting rights, except with respect to any person or group that acquires 6% or more of the outstanding participation interests in the applicable participating group (an “acquiring person”). If there is an acquiring person, the effect of the new series is that approval of the consolidation proposal and the third-party portfolio proposal by a participating group will require approval by the requisite consent of the participants in the participating group, as holders of the new series of membership interests, excluding the acquiring person.

The Wien group collectively owns participation interests in your subject LLC and has advised that it will vote in favor of the consolidation and the third-party portfolio proposal. These participation interests held by the Wien group represent 8.5921% for your subject LLC. In addition to the participation interests, members of the Wien group hold override interests, which are non-voting. See “Background of and Reasons for the Consolidation—Background of the Subject LLCs” in the prospectus/consent solicitation.

Consent required for the voluntary pro rata reimbursement program

The consent form being distributed to you and the other participants also seeks to obtain your consent to the payment of a voluntary pro rata reimbursement to the supervisor and Peter L. Malkin, a principal of the supervisor, the prior advances of all costs, plus interest, incurred in connection with the legal proceedings required to remove and replace the former property manager and leasing agent. If you return a signed consent form but fail to indicate whether you consent to or disapprove of the voluntary pro rata reimbursement program, you will be deemed not to have consented to the voluntary pro rata reimbursement program. If you fail to return a signed consent form by the end of the solicitation period, you will be deemed not to have consented to the voluntary pro rata reimbursement program.

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Tax consequences of the consolidation

It is intended that the consolidation should be treated for U.S. federal income tax purposes as follows:

(i)	If you receive solely shares of Class A common stock, the consolidation should be treated as a taxable sale of your participation interest in which gain or loss is recognized. Such gain or loss should generally equal the difference between your amount realized (which generally will equal the amount of the aggregate fair market value of shares of common stock that you receive, plus the share of liabilities associated with your participation interests that you are deemed to be relieved of under U.S. federal income tax law) and your adjusted tax basis in your participation interests. You will realize “phantom income” if you have a “negative capital account” with respect to your participation interest. In each of 250 West 57th St. Associates L.L.C., 60 East 42nd St. Associates L.L.C. and Empire State Building Associates L.L.C., original participants have a “negative capital account.” If you are an individual or a partnership for New York State personal income tax purposes, any gain that you recognize in the consolidation will generally be treated as New York source income for New York State personal income tax purposes. As a result, you (or, if you are a partnership, any of your partners who are individuals) will generally be subject to New York State personal income tax on such gain even if you are treated as a New York nonresident for purposes of the New York State personal income tax. The New York City personal income tax should not apply to individuals who are treated as New York City nonresidents for purposes of the tax. If all of your participation interest is exchanged for Class A common stock pursuant to the consolidation, suspended passive activity losses associated with your participation interest, if any, may be eligible for treatment as losses that are not from a passive activity to the extent that they exceed income and gains from passive activities for your taxable year that includes the consolidation.

(ii)	If you receive solely operating partnership units, or if you receive a combination of (a) operating partnership units and (b) shares of common stock that do not exceed your allocable share of certain qualified capital expenditures of the subject LLC (the “reimbursement amount”), the consolidation should be treated as a tax-deferred contribution by the subject LLC of the subject LLC’s property to the operating partnership in exchange for operating partnership units and common stock as a reimbursement of certain qualified capital expenditures, followed by a tax-deferred distribution of such operating partnership units and common stock to you. You should not generally recognize gain unless (i) the “disguised sale” rules of the Code apply, (ii) you are deemed to receive a constructive distribution of cash in excess of your tax basis in your operating partnership units under Sections 731 and 752(b) of the Code due to a reduction in your share of partnership liabilities or (iii) you have “at-risk” recapture income under Section 465(e) of the Code. To the extent that you do not recognize gain in the consolidation for U.S. federal income tax purposes, you also generally should not recognize gain for purposes of the New York State personal income tax and, if applicable, the New York City personal income tax.

(iii)	If you receive a combination of (a) operating partnership units and (b) shares of common stock in excess of your reimbursement amount, you should be treated as first selling a portion of your participation interest for such excess shares of common stock in a transaction in which gain or loss is recognized. Following such sale, the subject LLC should be treated as contributing the portion of its property not attributable to participation interests otherwise treated as having been sold to the operating partnership in exchange for operating partnership units and common stock as a reimbursement of qualified capital expenditures in a tax-deferred contribution, and the subject LLC should be treated as distributing operating partnership units and shares of common stock equal to your reimbursement amount to you in a tax-deferred distribution.

If you consent to the voluntary pro rata reimbursement program, you may be treated as receiving shares of common stock that you would otherwise receive in the consolidation and immediately transferring such shares of common stock to the supervisor as a reimbursement payment. For this purpose, even if you elect to receive solely operating partnership units in the consolidation, you should be treated as receiving shares of common stock equal to the amount that you are treated as transferring to the supervisor as a reimbursement payment. Accordingly, the

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gain or loss that you recognize in the consolidation transaction should take into account your deemed receipt of such common stock. You should be entitled to deduct the value of the shares of common stock that you are deemed to pay to the supervisor as an expense associated with your participation interest in your subject LLC. This deduction should offset the amount of gain you recognize, or the amount of losses you would otherwise recognize, as a result of your deemed receipt of shares of common stock. However, this deduction may be subject to certain limitations depending on your individual circumstances and may be required to be capitalized, and you should consult with your tax advisor regarding your ability to utilize all or a portion of this deduction for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings.”

If you receive solely Class A shares of common stock in the consolidation, or if you receive a combination of (a) operating partnership units and (b) an amount of common stock in excess of your reimbursement amount, upon receipt of such shares of common stock, you will be deemed to have consented to treat the consolidation as a sale of all or a portion of your participation interest in exchange for such shares of common stock for U.S. federal income tax purposes.

Whether you receive operating partnership units, Class A common stock, or Class B common stock in connection with the consolidation, you will be allocated your proportionate share of the income and other tax items of the subject LLC for the period ending with the date of closing of the consolidation. You will have to report such income even though you do not receive cash in consideration for your participation interest.

Participants should carefully review “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation” in the prospectus/consent solicitation. Participants should consult with their tax advisors with regard to the U.S. federal income tax, New York State personal income tax and New York City personal income tax consequences of receiving operating partnership units or common stock in exchange for their participation interests in their particular circumstances.

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THE SUPERVISOR’S REASONS FOR PROPOSING THE CONSOLIDATION

The supervisor proposed the consolidation and recommends that you vote “FOR” the consolidation. The supervisor believes this transaction represents the best opportunity for value enhancement for your investment in your subject LLC.

Benefits of Participation in the Consolidation

The supervisor believes that the consolidation will provide you with the following benefits:

•

Tax-deferred Transaction. You will have the opportunity to receive interests in the company’s operating partnership on the same basis as participants in the private entities and the Malkin Family in a transaction intended to be a tax-deferred transaction for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation.” Participants are urged to consult with their tax advisors as to the tax consequences of the consolidation in light of their particular circumstances;

•

Liquidity. You will be able to achieve liquidity by selling all or part of your shares of Class A common stock, subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period described under “The Consolidation—Lock-Up Agreement” in the prospectus/consent solicitation. The shares of Class A common stock are expected to be listed on the NYSE. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants who receive operating partnership units may also sell operating partnership units, which also are expected to be listed on the NYSE, subject to similar restrictions, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of an aggregate of $        (based on the IPO price) operating partnership units issued to participants in your subject LLC.

•

Risk Diversification. The company will own a large number of quality office and retail properties and have much broader tenant diversification than your subject LLC, which owns an interest in a single property. This diversification will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, owning an interest in a single property, and allow for more stable cash flows for distribution;

•

Regular Quarterly Cash Distributions. Similar to your subject LLC’s present method of operation, the supervisor expects that the company and the operating partnership will make regular quarterly cash distributions on the operating partnership units and shares of common stock, which will include distributions of at least 90% of the company’s annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains), which is required for REIT qualification. If the company is successful in making acquisitions, the supervisor believes that the additional properties and related cash flow will enhance its ability to make distributions quarterly and in regular amounts;

•

More Efficient Decision-Making. Your subject LLC currently requires several internal procedural steps to undertake major transactions, which affects its ability to take timely advantage of favorable opportunities. Financing and sales require costly and time consuming steps to obtain consent of a very high percentage of the participants in your subject LLC.

•

Improved Capital Structure by Eliminating Two-Tier Ownership. Except for very small loans supported by basic rent, the relationship between your subject LLC and the operating lessee requires that any additional financing placed on an entire property requires the agreement of both the operating lessee and your subject LLC.

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•

Easier Access to Financing. Your subject LLC cannot require the operating lessee to obtain or utilize financing to maximize its cash flow and therefore overage rent available for additional distributions to participants in your subject LLC. The operating lessee controls all aspects of property operations, leasing, and investment and has broad discretion to use cash flow from the property for purposes related to the property. Operating lessee decisions can result in little or no overage rent to your subject LLC, and additional distributions to your subject LLC’s participants are contingent on overage rent.

•

Eliminates Two-Tier Ownership Impact on Borrowing. In the past, decisions by the operating lessee have resulted in uneven payments of overage rent to your subject LLC from year to year. Without the cooperation of the operating lessee, there is very limited opportunity for financing by your subject LLC to provide funds for distributions. It is likely that any lender would require agreement of the operating lessee before making any loan to your subject LLC.

•

Shared Motivations to Reinvest and Maintain Properties. Additionally, the operating lease between your subject LLC and the operating lessee does not address reinvestment by the operating lessee in capital improvements for the properties. To induce reinvestment by its operating lessee, 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. have agreed, in accordance with their participants’ consent and the supervisor’s recommendation, to extend the operating leases. These extensions have been coupled with consents by the operating lessees to allow financing on the entire property, which minimized the impact of reinvestment on operating profit and allowed for additional distributions from overage rent.

In connection with these extension and financing agreements, the basic rent has been increased by the amount of the increase in debt service arising from the financing, and such increase in basic rent is deducted in calculating overage rent, ultimately resulting in the debt service being shared 50/50 between each such subject LLC and its operating lessee. In the case of the Empire State Building, because of the pendency of this proposed consolidation, there has been no such lease extension request, though the operating lessee has consented to limited advances under a property mortgage loan made to your subject LLC and has subordinated the operating lease to such advances. If the consolidation does not go forward, the operating lessee has indicated it will request additional lease extensions as a condition for subordination to additional mortgage advances at that time.

•

Broader Markets for Property Sales. Finally, as described under “Background of and Reasons for the Consolidation—The Supervisor’s Reasons for Proposing the Consolidation” in the prospectus/consent solicitation, the supervisor believes that, unless the operating lessee joins with the corresponding subject LLC in a sale of the property, such a sale would not maximize the value of the such subject LLC’s interests in the property.

•

Modern Governance Structure. The company will have a modern governance structure. Capital reinvestment and financing decisions will be based on what is considered to be best for the company, and there will be no need to secure approvals of the operating lessee or your subject LLC. Such decisions will be made under a corporate governance structure governed by a board of directors, with six of seven directors being independent.

•

Quarterly Distributions of a Minimum of 90% of REIT Taxable Income. The supervisor expects that the company and the operating partnership will make regular quarterly cash distributions on its operating partnership units and common stock, which will include distributions of at least a minimum of 90% of annual REIT taxable income determined without regard to the deduction for dividends paid and (excluding any net capital gains), as required for REIT qualification. Such distributions will be based on a portfolio of properties, rather than investors’ being dependent on a single property;

•

Increased Accountability. As a result of the governance structure of a company with its Class A common stock expected to be listed on the NYSE, stockholders will benefit from the oversight by a board of directors consisting predominantly of independent directors;

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•

Growth Potential. The supervisor believes that you have greater potential for increased distributions as a unitholder or stockholder and increased value from capital appreciation than as a participant in your subject LLC. The supervisor’s belief is based on the anticipated growth in the revenues of the initial properties operated as a portfolio under the Malkin brand and potential additional investments by the company;

•

Greater and More Efficient Access to Capital. The company will have a larger base of assets and believes that it will have a greater variety of options and ability to access the capital markets and the equity value in its assets than your subject LLC individually. As a result, the company expects to have greater and more efficient access to the capital necessary to fund its operations, fund renovations to the properties and consummate acquisitions than would be available to your subject LLC individually. The supervisor believes that it would be extremely difficult for your subject LLC to obtain similar access to capital due to their size and ownership structure;

•

Elimination of Risk from Subject LLC’s Passive Ownership of the Property Interests. Your subject LLC owns an interest in a single property subject to an operating lease. The operating lessee operates the property and your subject LLC does not participate in the management of the operations of the property. The market for the interest held by your subject LLC is smaller than that for, and your subject LLC’s interests are less valuable than, the entire property not subject to the operating lease. Following the consolidation, ownership and operation of the properties owned by your subject LLC and the operating lessee will be integrated;

•

Valuable Synergies. Your subject LLC presently benefits from being part of a portfolio of properties with a common brand awareness. However, under the current structure, there are major obstacles to obtaining true synergies and realization of value, such as combining financings, movements of tenants from one building to another, sharing of employees and management and oversight. The consolidation will remove such obstacles and free up access to value creation;

•

Position in Highly Desirable Marketplace. The properties owned by the subject LLCs and the private entities are concentrated in Manhattan and the greater New York metropolitan area. The supervisor believes this is one of the most highly desired markets in the world for office and retail properties;

•

Reduced Conflicts of Interest. From inception, the supervisor has represented many different ownership interests, and your subject LLC, the other subject LLCs and the private entities, therefore, have been exposed to conflicts of interest. For example, the supervisor and persons associated with the supervisor act as an external manager for all of the entities (including the subject LLCs and the operating lessees), serve as agents for the participants in your subject LLC, the other subject LLCs and certain of the private entities determine when to make recommendations on sales, financings and operations of the properties, and make or recommend all operating and leasing decisions in all operating entities and all decisions of the subject LLCs. Decisions made by the supervisor in its capacity as supervisor of the operating lessees with regard to property operations dictate the cash available for distribution to the subject LLCs, which are also supervised by the supervisor. The company, on the other hand, will be managed by its officers, subject to the direction and control of its board of directors, which will consist predominantly of independent directors, and all the properties will be owned directly or indirectly by a single entity, without a division of interests. There will not be separate interests of different groups of owners and there will not be a role for, or requirement of, an outside supervisor. Accordingly, the supervisor believes this consolidated structure eliminates the conflicts inherent in the structure which have been there from inception of your subject LLC, the other subject LLCs and the private entities and more closely aligns the interests among the stockholders and management; and

•

Election to Receive Operating Partnership Units, Class A Common Stock or Class B Common Stock. Each participant in a subject LLC will have the option to receive operating partnership units in a transaction intended to be tax-deferred for U.S. federal income tax purposes. Each participant will receive operating partnership units, unless such participant elects to receive shares of Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of

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Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. The Malkin Holdings group will receive its consideration as follows: 96.84% in operating partnership units, 1.19% in Class A common stock and 1.97% in Class B common stock. The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs and a separate series to the participants in the private entities receiving operating partnership units and the Wien group. Each series of operating partnership unit will have identical rights as to distributions, liquidation and rights as limited partners of the operating partnership.

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ADDITIONAL INFORMATION

“Selected Financial and Other Data,” the audited consolidated balance sheet of Empire State Realty Trust, Inc. at December 31, 2011 and the audited combined financial statements and financial statement schedules of Empire State Realty Trust, Inc., predecessor, at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 and the notes related thereto, and the company’s unaudited combined financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and 2011, the Company’s unaudited condensed consolidated pro forma financial information and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust, Inc.” and the operating partnership’s audited balance sheet as of March 31, 2012 are set forth in the prospectus/consent solicitation. Your subject LLC is subject to the reporting requirements of the Exchange Act, and is required to file reports and other information with the SEC, including an Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. This material, as well as copies of all other documents filed with the SEC, may be obtained from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549 upon payment of the fee prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or e-mail at publicinfo@sec.gov. The SEC maintains a web site that contains reports, proxies, information statements and other information regarding registrants that file electronically with the SEC, including your subject LLC. The address of this website is http://www.sec.gov. Your subject LLC’s audited financial statements as of December 31, 2011 and 2010 and the notes related thereto and your subject LLC’s unaudited financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and 2011 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust” are set forth beginning on page F-172 and on page 287 of the prospectus/consent solicitation, respectively. In addition, unaudited pro forma financial information for the company is set forth beginning on page F-5 of the prospectus/consent solicitation.

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RISK FACTORS

The risks from the consolidation and the third-party portfolio transaction generally are applicable to all of the subject LLCs, although certain of the risks affect your subject LLC differently from the other subject LLCs. Because all of the risks and adverse factors described in the consent solicitation apply to the effects of the consolidation on your subject LLC, as well as the other subject LLCs, you should carefully review the risks summarized below and the section entitled “Risk Factors” in the prospectus/consent solicitation.

Risks which affect your subject LLC differently or which involve changes in the nature of your investment

The following is a description of the risks which affect your subject LLC differently from the other subject LLCs.

•

Fundamental Change in Nature of Investment. You no longer will hold a participation interest in your subject LLC that owns an interest in a single property, the Empire State Building, subject to an operating lease, which the supervisor believes has a greater value per square foot than properties of the other subject LLCs. Instead, you will own operating partnership units in the operating partnership and/or shares of common stock in the company if the consolidation is consummated, which will own a portfolio of office and retail assets in Manhattan and the greater New York metropolitan area.

After the consolidation, you will hold operating partnership units unless you elect to receive Class A common stock, or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Beginning 12 months after the completion of the IPO, the operating partnership units will be redeemable at your option for cash or, at the company’s election, shares of Class A common stock. The operating partnership will be a majority owned subsidiary of the company. You will be subject to the risks inherent in investing in an operating partnership which is a majority owned subsidiary of the company, including the risk that the company may invest in new properties that are not as profitable as anticipated.

•

The Company Will Have Higher Leverage Than Your Subject LLC. The company’s debt to total assets value (based on the appraised value of the properties) ratio is greater than that of the property. As of March 31, 2012, the property had a debt to total assets ratio of 6.31% as compared to a debt to total assets ratio for the company of 21.32%. Accordingly, participants will be subject to the risks associated with higher leverage. See “Risk Factors—The company’s degree of leverage and the lack of a limitation on the amount of indebtedness the company may incur could materially and adversely affect it” in the prospectus/consent solicitation.

•

Exposure to Market and Economic Conditions of other Properties. You no longer will hold a participation interest in your subject LLC that owns an interest in a single property subject to an operating lease located in Manhattan. Instead, you will own operating partnership units and/or shares of common stock in the company if the consolidation is consummated, which will own a portfolio of office and retail assets in Manhattan and the greater New York metropolitan area. The company will own, and in the future may invest in, types of properties different from those in which your subject LLC has invested, and you may be subject to increased risk because of the larger number of properties and broader types of properties held by the company.

•

The Company Expects to Reinvest Proceeds. Historically, the supervisor generally has not reinvested the proceeds from a sale of properties by investment programs that it supervises, although it is not restricted from doing so. Net proceeds which are not reinvested or reserved in the supervisor’s discretion would be distributed to the participants in accordance with your subject LLC’s organizational documents. As the company expects to reinvest the proceeds from sales of its properties, you likely will not receive a distribution of any such proceeds, and such reinvestments may be made in properties that are not profitable.

•

Future Acquisitions of Properties. While the participants in your subject LLC in 2008 authorized the supervisor to obtain financing to invest in properties, your subject LLC has not acquired any additional

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properties. The company may raise additional funds through equity or debt financings to make future acquisitions of properties. You may be subject to the risk that the company’s future issuances of debt or equity securities or the company’s other borrowings will reduce the market price of the operating partnership units or shares of Class A common stock and dilute your ownership in the company.

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If You Do Not Consent to the Consolidation or the Third-Party Portfolio Proposal, Your Participation Interest Will be Purchased For a Price Substantially Below the Exchange Value. The organizational documents of your subject LLC provide that if holders of 80%, or the required consent, of the participation interests in any of the three participating groups in Empire State Building Associates L.L.C. approve an action, the agents will purchase on behalf of the subject LLC the participation interests of participants who do not approve such action, and that price would be substantially below the exchange value of the interests. If the required supermajority consent of the participation interests in any participating group in the subject LLC approves consolidation or the third-party portfolio proposal, the agent of such participating group will purchase on behalf of the subject LLC the participation interest of any participant in such participating group that voted “AGAINST” the consolidation or the third-party portfolio proposal, “ABSTAINED,” or did not properly or timely submit a consent form. The buyout amount for your interest would be substantially lower than the exchange value. The buyout amount, which is equal to the original cost less capital repaid, but not less than $100, is currently $100 for the interest held by a participant in your subject LLC as compared to the exchange value of $33,085 (or $36,650 if you are not subject to the voluntary capital override) for a $1,000 original investment in your subject LLC. The agents are authorized under the participating agreements to buy out participation interests of participants that do not consent to the action if the required supermajority consent is received, as described below. Since such buyout is necessary to provide for the required unanimous consent and is not conditioned on the transaction closing, the agent has the right to buy out participation interests from participants who do not vote “FOR” either proposal, if the required supermajority consent is obtained with respect to such proposal, within ten days after written notice, as described below, whether or not either or neither proposal is consummated.

Prior to an agent purchasing the participation interests of non-consenting participants in your subject LLC, an agent will give such participants not less than ten days’ notice after the required supermajority consent is received by your subject LLC to permit them to consent to the consolidation and/or the third-party portfolio proposal, in which case their participation interests will not be purchased.

Unanimity on the consents is required pursuant to the organizational documents of your subject LLC with respect to both the consolidation and the third-party portfolio proposal; therefore a participant who does not vote in favor of either the consolidation or third-party portfolio transaction proposal (and does not change his or her vote after notice that the requisite supermajority consent has been obtained) will be subject to this buyout regardless of whether either or neither transaction is consummated. The supervisor and the agents have the discretion to determine not to consummate either the consolidation or the third-party portfolio transaction even after supermajority approval has been obtained for either or both transactions and dissenting participants have been bought out.

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Uncertainties as to the Size and Makeup of the Company. The consolidation is conditioned on the contribution to the company of the property interests in the Empire State Building owned by your subject LLC, which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building, but is not conditioned on any of the other subject LLCs or private entities contributing their property interests to the company in the consolidation. Your subject LLC represents a significant portion of the exchange value and anticipated future net income and cash flow of the company.

The Consolidation or a Third-Party Portfolio Transaction

The following is a summary of the material risks of the consolidation and the third-party portfolio transaction. The risks are more fully discussed in “Risk Factors” in the prospectus/consent solicitation. You

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should consider these risks in determining whether or not to vote “FOR” the consolidation proposal or the third-party portfolio proposal.

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Uncertainties at the Time of Voting as to the Value of the Consideration You Will Receive. The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The valuation of the shares of consideration that you will receive in the consolidation, as presented in this supplement and the prospectus/consent solicitation, is based on the exchange value of your subject LLC and the aggregate exchange value. These exchange valuations were based on the Appraisal prepared by the independent valuer. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value;

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Uncertainties as to the Size and Makeup of the Company and the Consideration You Will Receive. You will not know at the time you vote on the consolidation the size, makeup and leverage of the company or the exact number of operating partnership units and/or shares of common stock that you will receive in the consolidation. The consolidation is conditioned on the contribution to the company of the property interests in the Empire State Building owned by your subject LLC, which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building, but is not conditioned on any of the other subject LLCs or private entities contributing their property interests to the company in the consolidation. Your subject LLC represents a significant portion of the exchange value and anticipated future net income and cash flow of the company;

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Possible Adverse Changes in Value. If the consolidation is approved, the contribution agreements require that the consolidation be consummated by December 31, 2014. There could be significant adverse changes in the value of the company between the date that the consents are received and the date of consummation of the consolidation. The consolidation may be consummated regardless of how significant such changes are and may be consummated notwithstanding such changes;

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Exchange Value May Not Equal Fair Market Value of the Common Stock and Operating Partnership Units. The supervisor arbitrarily has assigned $10 as the hypothetical value of each operating partnership unit and share of common stock for purposes of illustrating the number of shares of common stock and operating partnership units that will be issued to your subject LLC, the other subject LLCs, the private entities and the management companies in the consolidation. The IPO price of the Class A common stock may be below the hypothetical $10 per share;

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Exposure to Market and Economic Conditions. After the consolidation and completion of the IPO, your investment will be subject to market risk and the trading price of the operating partnership units and Class A common stock may fluctuate significantly and may trade at prices below the IPO price. Your ability to sell operating partnership units and shares of Class A common stock will be subject to the restrictions of applicable U.S. federal and state securities laws and subject to the lock-up period described in the prospectus/consent solicitation;

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Value You Receive May Be Less than Fair Market Value of Your Participation Interests. The value of the operating partnership units and shares of common stock to be received by you in connection with the consolidation may be less than the fair market value of your participation interests in your subject LLC;

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Different Voting Rights. You will have different voting rights as a result of the consolidation. As a holder of participation interests in your subject LLC, you generally have voting rights only on the sale, mortgage or transfer of the interest in the property, modification of the existing lease on the property held by your subject LLC or entry into a new lease affecting your subject LLC. As a stockholder of the company, you will have voting rights that permit you to elect the board of directors and to approve

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certain major actions such as mergers and sales of all or substantially all of the assets of the company. Such voting rights do not include the right to consent to a financing.

Participants will receive operating partnership units, unless they elect to receive shares of Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. While the holders of operating partnership units and stockholders of the company will have the same rights to distributions, holders of operating partnership units will not have the same voting rights as stockholders, although participants will have the right to elect to receive Class B common stock, which vote together as a class with the Class A common stock, in lieu of a portion of their operating partnership units;

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Changes in Distributions. As a result of the consolidation, you will no longer own a participation interest in your subject LLC which entitles you to a pro rata share of distributions made to participants in your subject LLC, derived from cash flow from operations or cash flow from sales or financings. Your subject LLC makes small regular monthly distributions and annual distributions out of overage rent to the extent paid under the operating lease, in each case, to the extent of available cash flow. You will hold operating partnership units in the operating partnership and/or shares of common stock in the company which will entitle you to a per share/unit amount of dividends and distributions paid with respect to the operating partnership units and/or common stock (which are expected to be paid quarterly and include distributions of at least 90% of the company’s annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains), as is required for the company’s continued REIT qualification), if, as and when declared by the board of directors of the company. The amount of such dividends and distributions and the timing thereof will be established by the company’s board of directors;

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Termination of Fees and Distributions to Supervisor. As a result of the consolidation, the Malkin Holdings group and its affiliates will no longer receive supervisory fees and distributions on account of their participation interests and override interests. Anthony E. Malkin, David A. Karp, Thomas P. Durels and Thomas N. Keltner, Jr., executives of the supervisor, will become officers, and Mr. Malkin will become a director of the company and will receive customary salaries, bonuses and benefits as determined by the company’s board of directors, in addition to dividends and distributions payable to the Malkin Holdings group in respect of shares of common stock and operating partnership units they hold;

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The trading market for the operating partnership units may be more limited than the trading market for shares of Class A common stock. While the operating partnership units that participants may receive in accordance with their election will be listed on the NYSE, operating partnership units will not be issued in the IPO and will not have voting rights in the company. The trading market for the operating partnership units may be less active than the trading market for the Class A common stock, and an active trading market for the operating partnership units may not develop. Accordingly, holders of operating partnership units seeking liquidity may need to redeem their operating partnership units for cash or, at the company’s option, Class A common stock, which they only have the option to do beginning 12 months after the completion of the IPO to achieve liquidity;

Common stock may only be issuable in exchange for operating partnership units if there is an effective registration statement filed with the SEC or an exemption from registration is available. While you will be afforded certain registration rights with respect to any shares of Class A common stock issued in exchange for the operating partnership units, you will be issued Class A common stock unless such a registration statement, with respect to the issuance of Class A common stock in exchange for your operating partnership units, has been filed with the SEC and is effective or an exemption from registration is available.

The operating partnership units to be issued to participants in the subject LLCs will be issued in three separate series to the participants in each of the three subject LLCs (other than the Wien group), each of which will be listed and traded separately. Because the operating partnership units are in separate

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series, there will be fewer holders of each series. While each of the series has the same rights, the tax consequences to a participant that receives, and a subsequent purchaser of, operating partnership units of a particular series will be different than those to a participant that receives, and a subsequent purchaser of, operating partnership units of another series (based on different and unique tax attributes of the properties being contributed by each of the subject LLCs). These factors may adversely affect the market for operating partnership units. To avoid such factors and to achieve liquidity, holders of operating partnership units may elect to exercise their redemption rights with respect to such operating partnership units, which commence 12 months after the completion of the IPO, and, if applicable, sell the Class A common stock received in such exchange.

The operating partnership units that participants may receive in accordance with their election will be listed on the NYSE, but generally will be subject to lock-up agreements pursuant to which the participants in the subject LLCs and private entities may not sell or otherwise transfer or encumber shares of common stock or operating partnership units (i) with respect to 50% of the operating partnership units owned by them at completion of the IPO, for a period of 180 days after the IPO pricing date and (ii) with respect to any remaining operating partnership units, for a period of one year after the IPO pricing date, in each case without first obtaining the written consent of the representatives of the underwriters in the IPO. See “The Consolidation—Lock Up Agreements” in the prospectus/consent solicitation.

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No Independent Representative. While your subject LLC’s exchange value has been determined based on the Appraisal prepared by the independent valuer, which has also delivered a fairness opinion, no independent representative was retained to negotiate on behalf of the participants. There are 23 subject LLCs and private entities and groups with different interests in many of these entities. The supervisor does not believe that a single independent representative could have represented the interests of all participants and believes that to locate and retain an independent and equally competent and qualified representative for each separate interest in the consolidation is not possible. The supervisor represents the interests of all participants in the subject LLCs and private entities. The supervisor has served the same role in the past for sales of other properties with different groups of participants, which included the sale of three office properties in New York City in the past fifteen years, 200 Fifth Avenue (known as the International Toy Center), 498 Seventh Avenue and 500-512 Seventh Avenue, and believes it is not required to retain any independent representative on behalf of each group of participants or all of the participants as a whole. The supervisor believes the Appraisal prepared by the independent valuer serves the purposes of representing all parties fairly and that the consolidation is fair to all participants regardless of the absence of any such independent representative. If a representative or representatives had been retained for the participants, the terms of the consolidation might have been different and, possibly, more favorable to the participants;

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Fairness Opinion Addressed only the Allocation of the Consideration. While the independent valuer appraised each property, the independent valuer’s fairness opinion addressed only the allocation of consideration (Class A common stock, Class B common stock, operating partnership units or cash consideration) (i) among your subject LLC, the other subject LLCs, the private entities and the management companies and (ii) to the participants in your subject LLC, the other subject LLCs and each private entity (without giving effect to any impact of the consolidation on any particular participant other than in its capacity as a participant in each of the subject LLCs and each of the private entities);

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Fairness Opinion Cannot Address Market Value of Operating Partnership Units and/or Common Stock. The independent valuer’s fairness opinion cannot address either the market value of the operating partnership units and/or common stock you will receive, which can only be set by the market value at the time the IPO is consummated;

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Participation in the Consolidation Eliminates Other Alternatives to the Consolidation. If the required percentage of participation interests in your subject LLC approves the consolidation and your subject

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LLC is consolidated with the company, your subject LLC no longer can enter into alternatives to the consolidation. These alternatives include (i) continuation of your subject LLC and (ii) a sale of your subject LLC’s interest in the property followed by the distribution of the net proceeds to its participants;

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Conflicts of Interest. From inception, the supervisor has represented many different ownership interests, and the subject LLCs and the private entities, therefore, have been exposed to conflicts of interest. For example, the supervisor and persons associated with the supervisor, act as an external manager for all of the entities (including the subject LLCs and operating lessees), serve as agents for the participants in your subject LLC, the other subject LLCs and certain of the private entities, determine when to make recommendations on sales, financings and operations of the properties, and make or recommend all operating and leasing decisions in all operating entities. Decisions made with regard to property operations dictate the cash available for distribution to the subject LLCs;

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Benefits to Malkin Holdings group. The Malkin Holdings group will receive shares of Class A common stock and Class B common stock and operating partnership units which are exchangeable for cash or, at the company’s election, Class A common stock, having an aggregate value of $641,745,376, which they will receive in accordance with the allocation of exchange value based on the Appraisal by the independent valuer. The amounts allocated to the Malkin Holdings group are based on the hypothetical $10 per share exchange value that the supervisor arbitrarily assigned for illustrative purposes, and consists of: their interests as participants which will be allocated to them on the same basis as other participants; their interests as holders of override interests which will be allocated to them in accordance with the subject LLCs’ and private entities’ organizational documents; and their interests in the management companies, which will be allocated to them in accordance with the valuations of the management companies by the independent valuer. This is in addition to shares of Class A common stock issuable in respect of the voluntary pro rata reimbursement program consented to by participants in the subject LLCs and its share of distributions of any cash available for distribution from the subject LLCs prior to the consolidation. The Malkin Holdings group also will receive other benefits from the consolidation, and have interests that conflict with those of the participants. See “Summary—Conflicts of Interest and Benefits to the Supervisor and its Affiliates” in the prospectus/consent solicitation;

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Participants are Urged to Consult with Their Tax Advisors. While you have the option to receive operating partnership units in a transaction intended to be tax-deferred for U.S. federal income tax purposes, if you receive solely Class A common stock, you generally will recognize gain or loss for U.S. federal income tax purposes with respect to your participation interest equal to the amount by which the value of the shares of Class A common stock you receive in connection with the consolidation, plus the amount of liabilities allocable to your participation interest, exceeds your tax basis in your participation interest. You will recognize “phantom income” (i.e., income in excess of the value of any shares of Class A common stock you receive) if you have a “negative capital account” with respect to your participation interest. If you receive a combination of operating partnership units and common stock, you may also recognize gain or loss for U.S. federal income tax purposes. The tax consequences of the consolidation are more fully described under “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation” and “—U.S. Federal Income Tax Consideration of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings.” in the prospectus/consent solicitation. The supervisor urges you to consult with your tax advisor to evaluate the tax consequences to you in your particular circumstances as a result of your participation in the consolidation;

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The Supervisor May Not Approve a Third-Party Portfolio Transaction Even if it Provides for Premium Over Consideration in Consolidation. The supervisor may not approve a third-party portfolio transaction even if it provides for more consideration than to be issued or paid pursuant to the consolidation. The supervisor does not expect that it would approve a third-party portfolio transaction

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unless the supervisor believes it is an adequate premium above the value expected to be realized over time from the consolidation. The supervisor has agreed that it will not accept a third-party offer unless it is unanimously approved by a committee which will include representatives of the supervisor and a representative of the Helmsley estate;

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Uncertainties at the Time of Voting Include the Terms of Third-Party Portfolio Transaction. At the time you vote on the third-party portfolio proposal, there will be significant uncertainties as to the terms of any third-party portfolio transaction, a proposal for which may not be received until after the consent solicitation has been completed, including the amount of consideration you would receive if a third-party portfolio transaction is consummated. These uncertainties affect your ability to evaluate the third-party portfolio proposal. The supervisor may approve a third-party portfolio transaction which you may view as less favorable than the consolidation; and

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Conflicts of Interest. The supervisor, the agents and their affiliates serve in their respective capacities with respect to your subject LLC, the other subject LLCs and the private entities and, as such, have conflicts of interest in connection with decisions concerning the terms of a third-party portfolio transaction.

Ownership of Operating Partnership Units in the Operating Partnership and Shares of Common Stock in the Company

The following is a summary of the material risks of ownership of operating partnership units in the operating partnership and shares of common stock in the company.

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Cash Distributions May be Less than Distributions of Your Subject LLC. There is no assurance as to the amount or source of funds for the estimated initial cash distributions of the operating partnership or the company, and the expected initial cash distributions to the participants following the consolidation could be less than the estimated cash distributions participants would receive from your subject LLC;

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Adverse Economic and Regulatory and Geopolitical Conditions of Manhattan and the Greater New York Metropolitan Area. All of the company’s properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect the company. Adverse economic and geopolitical conditions in general and in Manhattan and the greater New York metropolitan area commercial office and retail markets in particular, could have a material and adverse effect on the company’s results of operations, financial condition and its ability to make distributions to its stockholders and holders of operating partnership units;

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Risks Associated with Renovation and Repositioning. There can be no assurance that the company’s renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that the company will achieve the results the company expects from the company’s renovation and repositioning program, which could materially and adversely affect the company’s financial condition and results of operations;

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Expiration of Leases and Possible Inability to Find Other Lessees. The company may be unable to renew leases, lease vacant space or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect the company’s financial condition, results of operations and cash flow;

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Risks Associated with Property Redevelopment and Developments. The company is exposed to risks associated with property redevelopment and development that could materially and adversely affect its financial condition and results of operations;

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Dependence on Significant Tenants. The company depends on significant tenants in its office portfolio, including LF USA, Legg Mason, Warnaco, Thomson Reuters, and the Federal Deposit Insurance Corporation, which together represented approximately 18.2% of the company’s total portfolio’s annualized base rent as of March 31, 2012;

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Dependence on Rental Income. The company’s dependence on rental income may materially and adversely affect its profitability, its ability to meet its debt obligations and its ability to make distributions to its stockholders and holders of operating partnership units;

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Competition for Acquisitions. Competition for acquisitions may reduce the number of acquisition opportunities available to the company and increase the costs of those acquisitions, which may impede the company’s growth;

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Risks of Observatory Operations. The observatory operations at the Empire State Building are not traditional real estate operations, and competition and changes in tourist trends may subject the company to additional risks;

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Risks of Broadcasting Operations. The broadcasting operations at the Empire State Building are not traditional real estate operations, and competition and changes in the broadcasting of signals over air may subject the company to additional risks, which could materially and adversely affect the company;

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Option Properties Risks. The company has an option to acquire from three private entities supervised by the supervisor two additional Manhattan office properties after an on-going litigation is resolved. These properties, which are referred to herein as the option properties, are subject to various risks, including but not limited to risks relating to the terms of the option agreements and risks relating to the ground leases with respect to the option properties, and the company may not acquire them;

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Risks of Outstanding Indebtedness. The company’s outstanding indebtedness upon completion of the IPO reduces cash available for distribution and may expose the company to the risk of default under its debt obligations;

•	Continuing Threat of a Terrorist Event. The continuing threat of a terrorist event may materially and adversely affect the company’s properties, their value and the ability to generate cash flow;

•	Exposure to Unknown Liabilities. The company may assume unknown liabilities in connection with the consolidation, which, if significant, could materially and adversely affect its business;

•	Risk of Departure of Key Personnel. The departure of any of the company’s key personnel could materially and adversely affect the company;

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The Company’s Chairman Has Outside Business Interests. The company’s Chairman, Chief Executive Officer and President has outside business interests that will take his time and attention away from the company, which could materially and adversely affect the company;

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Exposure To Risks Associated With Real Estate Assets And The Real Estate Industry. The company’s operating performance and value are subject to risks associated with real estate assets and the real estate industry, the occurrence of which could materially and adversely affect the company;

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No Operating History as REIT or as a Publicly-Traded Company. The company has no operating history as a REIT or as a publicly-traded company and its lack of experience could materially and adversely affect the company;

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Maryland Law Could Inhibit Changes in Control. Certain provisions of Maryland law could inhibit changes in control of the company, which could negatively affect the market price of the Class A common stock;

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No Public Market for Class A Common Stock or Operating Partnership Units Prior to the IPO. There will be no public market for the operating partnership units or common stock prior to the IPO and an active trading market may not develop or be sustained following the IPO, which may negatively affect the market price of the operating partnership units and shares of the Class A common stock and make it difficult for investors to sell their operating partnership units and shares;

•	Cash Available for Distribution May not be Sufficient. Cash available for distribution may not be sufficient to make distributions at expected levels;

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Failure of the Operating Partnership to maintain its status as a partnership and/or of the Company to Qualify as a REIT for U.S. Federal Income Tax Purposes. Failure of the operating partnership to maintain its status as a partnership and/or of the company to qualify or remain qualified as a REIT for U.S. federal income tax purposes would subject the operating partnership and/or company to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to the holders of operating partnership units and/or company shareholders; and

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REIT Distribution Requirements Could Require The Company to Borrow Funds or Subject the Company to Tax. The REIT distribution requirements could require the company to borrow funds during unfavorable market conditions or subject the company to tax, which would reduce the cash available for distribution to the stockholders.

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FORWARD-LOOKING STATEMENTS

This supplement and the prospectus/consent solicitation contain forward-looking statements. In particular, statements pertaining to the company’s and the subject LLC’s capital resources, portfolio performance, dividend policy and results of operations contain forward-looking statements. Likewise, the company’s unaudited pro forma financial statements and all the company’s statements regarding anticipated growth in the company’s portfolio from operations, acquisitions and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “preliminary,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and the company may not be able to realize them. The company and the supervisor do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

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the factors included in the supplement and the prospectus/consent solicitation, including those set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust” and “The Company Business and Properties;”

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the effect of the credit crisis on general economic, business and financial conditions, and changes in the company’s industry and changes in the real estate markets in particular, either nationally or in Manhattan or the greater New York metropolitan area;

•	resolution of the class action lawsuits;

•	the value of the operating partnership units and shares of common stock that you will receive in the consolidation;

•	reduced demand for office or retail space;

•	use of proceeds of the IPO;

•	general volatility of the capital and credit markets and the market price of the company’s operating partnership units and Class A common stock issued to participants in the subject LLCs;

•	changes in the company’s business strategy;

•	defaults on, early terminations of or non-renewal of leases by tenants;

•	bankruptcy or insolvency of a major tenant or a significant number of smaller tenants;

•	fluctuations in interest rates and increased operating costs;

•	declining real estate valuations and impairment charges;

•	availability, terms and deployment of capital;

•	the company’s failure to obtain necessary outside financing;

•	the company’s expected leverage;

•	decreased rental rates or increased vacancy rates;

•	the company’s failure to generate sufficient cash flows to service its outstanding indebtedness;

•	the company’s failure to redevelop, renovate and reposition properties successfully or on the anticipated timeline or at the anticipated costs;

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•	difficulties in identifying properties to acquire and completing acquisitions, including potentially the option properties described in the prospectus/consent solicitation;

•	risks of real estate acquisitions, dispositions and development, including the cost of construction delays and cost overruns;

•	the company’s failure to operate acquired properties and operations successfully;

•	the company’s projected operating results;

•	the company’s ability to manage its growth effectively;

•	estimates relating to the company’s ability to make distributions to its stockholders in the future;

•	impact of changes in governmental regulations, tax law and rates and similar matters;

•	the failure of the operating partnership to maintain its status as a partnership for U.S. federal income tax purposes;

•	the company’s failure to qualify as a REIT;

•	future terrorist events in the U.S.;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	lack or insufficient amounts of insurance;

•	financial market fluctuations;

•	availability of and the company’s ability to attract and retain qualified personnel;

•	conflicts of interest with the company’s senior management team;

•	the company’s understanding of its competition;

•	changes in real estate and zoning laws and increases in real property tax rates and

•	the company’s ability to comply with the laws, rules and regulations applicable to companies and, in particular, public companies.

While forward-looking statements reflect the company’s or the supervisor’s, as applicable, good faith beliefs, they are not guarantees of future performance. The company and the supervisor disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this supplement, except as required by applicable law. For a further discussion of these and other factors that could impact the company’s future results, performance or transactions, see the sections entitled “Risk Factors” in this supplement and the prospectus/consent solicitation. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the company (or to third parties making the forward-looking statements). The company and the supervisor undertake no obligation publicly to release any revision to such forward-looking statement to reflect events or circumstances after the date of this supplement or the prospectus/consent solicitation, except as required by applicable law.

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EFFECT OF CONSOLIDATION ON SUBJECT LLCS NOT ACQUIRED

If the company does not acquire your subject LLC’s assets in the consolidation and a third-party portfolio transaction is not consummated, your subject LLC will continue to operate as a separate limited liability company with its own assets and liabilities and will bear its proportionate share of the expenses of the consolidation. If the consolidation is not consummated, there will be no change in your subject LLC’s investment objectives and it will remain subject to the terms of its organizational documents.

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SHARES OF COMMON STOCK ON A FULLY-DILUTED BASIS TO BE

ALLOCATED TO YOUR SUBJECT LLC

The number of shares of common stock, on a fully-diluted basis, to be allocated to your subject LLC was determined based on the Appraisal by Duff & Phelps, LLC, the independent valuer, as set forth under “Summary—Allocation of Consideration in the Consolidation” in the prospectus/consent solicitation.

The number of shares of common stock and operating partnership units actually issued in the consolidation will be equal to the aggregate enterprise value divided by the IPO price. For illustrative purposes only, this supplement includes information regarding the allocation of common stock and operating partnership units based on a hypothetical value of $10 per share and a hypothetical enterprise value equal to the aggregate exchange value arbitrarily assigned by the supervisor to illustrate the allocation of the common stock and operating partnership units and to determine the hypothetical number of outstanding common stock and operating partnership units.

The table below shows such illustrative allocation of common stock, on a fully-diluted basis, to your subject LLC and the private entity that is the operating lessee of the property. The table below assumes that all subject LLCs and all private entities participate in the consolidation. The table below also assumes that all participants in the private entities and the equity owners of the management companies receive operating partnership units or shares of common stock. The actual number of shares of common stock and operating partnership units allocated to each subject LLC and private entity upon consummation of the consolidation will be reduced by an amount equal to the number of shares of common stock or operating partnership units that would have been issuable to participants in the subject LLCs and the private entities that receive cash. The table assumes that the enterprise value in connection with the IPO equals the aggregate exchange value.

Entity	Exchange Value	Common Stock, on a Fully-Diluted Basis(1)	Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis
Empire State Building Associates L.L.C.	$1,209,442,285	120,944,229	30.3%
Empire State Building Company L.L.C.(2)	$1,189,775,581	118,977,558	29.8%

(1)	The number of shares of common stock issued, on a fully-diluted basis, equals the number of shares of Class A common stock issued in the consolidation plus shares of Class A common stock issuable upon the exchange of operating partnership units or upon conversion of Class B common stock for shares of Class A common stock on a one-for-one basis. To the extent that participants in the private entities that are non-accredited investors or charitable organizations receive cash, the common stock which would have been issued to them, will not be issued. As a result, the number of outstanding shares of common stock will be reduced and the percentage of the common stock each other participant owns will increase. The number of shares of Class A common stock, Class B common stock and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price. Enterprise value is calculated without giving effect to shares of Class A common stock issued in the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.
(2)	Operating lessee of Empire State Building Associates L.L.C.

For a detailed explanation of the manner in which the allocations are made, see “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Allocation of Common Stock and Operating Partnership Units among the Subject LLCs, the Private Entities and the Management Companies” in the prospectus/consent solicitation.

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EXCHANGE VALUE AND ALLOCATION OF OPERATING PARTNERSHIP UNITS AND COMMON STOCK

The shares of common stock and operating partnership units to be issued to each subject LLC, each private entity and the management companies will be allocated based on their respective share of the aggregate exchange value. The exchange value for each subject LLC, each private entity and the management companies was determined as of July 1, 2011 to establish a consistent method of allocating common stock and operating partnership units for purposes of the consolidation.

The number of shares of common stock, on a fully-diluted basis, to be issued in the consolidation, as presented in this supplement and the prospectus/consent solicitation, was determined by dividing the aggregate exchange value by $10, and your subject LLC’s share of the common stock, on a fully-diluted basis, to be issued in the consolidation is equal to its exchange value divided by $10. The hypothetical value per share of $10 was an arbitrary amount chosen by the supervisor for the sole purpose of illustrating the allocation of common stock and operating partnership units.

The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The value of the consideration will be based on the enterprise value determined in connection with the pricing of the IPO. The actual number of shares of common stock, on a fully-diluted basis, issued in the consolidation will equal the enterprise value of the company divided by the IPO price. The shares of common stock, on a fully-diluted basis, will be allocated among your subject LLC, the other subject LLCs, the private entities, and the management companies in proportion to their relative share of the aggregate exchange value. The enterprise value, which will be determined by the market conditions and the performance of the portfolio at the time of the IPO, may be higher or lower than the aggregate exchange value. Additionally, the IPO price may be more or less than the hypothetical $10 per share exchange value arbitrarily assigned by the supervisor for illustrative purposes and, after the offering, the operating partnership units and shares of Class A common stock may trade above or below the IPO price. See “Risk Factors.” Accordingly, both the number of operating partnership units and shares of common stock and the value of the operating partnership units and shares of common stock that each participant will receive for each $1,000 of original investment could be higher or lower than the hypothetical amounts set forth in this supplement and the prospectus/consent solicitation. The number of shares of Class A common stock, Class B common stock, and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price, without giving effect to shares of Class A common stock issued in the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

No fractional operating partnership unit or share of common stock will be issued by the company in connection with the consolidation. See “No Fractional Share of Common Stock” in the prospectus/consent solicitation.

Adjustments to Exchange Value and Allocation of Operating Partnership Units and Shares of Common Stock. All determinations of the exchange value for purposes of allocating the common stock and operating partnership units among the subject LLCs, the private entities and the management companies were determined as of July 1, 2011 in the manner described below under “Derivation of Exchange Values.” The exchange value will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation. No other adjustment will be made to the allocations of any of the subject LLCs, private entities or the management companies. As of the date of the prospectus/consent solicitation and this supplement, the supervisor does not know of any material change regarding your subject LLC that will affect materially the exchange value for your subject LLC.

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For a detailed explanation of the manner in which the allocations are made, see “Exchange Value and Allocation of Operating Partnership Units and Common Stock” in the prospectus/consent solicitation.

Derivation of Exchange Values

Your subject LLC—the exchange value of your subject LLC has been determined by the independent valuer as follows:

•	the total allocable value as described below has been allocated equally between your subject LLC and the operating lessee:

•	the total allocable value equals:

•	the sum of:

•	the appraised value, on a fee simple basis, of Empire State Building, as determined by the independent valuer’s Appraisal of such property, as of July 1, 2011 and

•

the amount by which the actual net working capital of both your subject LLC and the operating lessee exceeds (such value being negative if it is exceeded by) the normalized level of net working capital required to operate the property owned by your subject LLC, except for cash in excess of the normalized level of working capital which will be retained by your subject LLC and the operating lessee and distributed to your subject LLC’s and the operating lessee’s participants. Net working capital as used in this allocation is defined as current assets (excluding cash and cash equivalents, except to the extent required to maintain the normalized levels of working capital), less current liabilities (excluding the current portion of debt). As of June 30, 2011 the supervisor determined that there was no excess or deficit in the net working capital over the normalized level of working capital at any of the subject LLCs or operating lessees, with the exception of the unpaid cash overrides addressed below and

•	the amount of cash held by your subject LLC and the operating lessee that is expressly designated for property improvements, as of June 30, 2011, as provided by the supervisor;

•	reduced by:

•	the face value of shared mortgage debt obligations, which are mortgage debt obligations of your subject LLC that are serviced by basic rent paid by the operating lessee, as of June 30, 2011 and

•	the present value of the base operating lease payments from the operating lessee to your subject LLC.

•	fifty percent of such allocable value is allocated to your subject LLC and is adjusted as follows to estimate the exchange value of your subject LLC:

•	subtract the after-tax present value of supervisory fees paid to the supervisor and the unpaid cash flow overrides as of June 30, 2011;

•	subtract your subject LLC’s debt obligations that are not shared mortgage debt obligations serviced with basic rent paid by the operating lessee as of June 30, 2011 and

•	add the present value of the base operating lease payments from the operating lessee to your subject LLC.

The allocable value was allocated 50% to your subject LLC and 50% to the operating lessee of the property instead of being allocated in accordance with discounted cash flow based on representations of the supervisor as to the original intent to treat the two entities as equivalent to a joint venture and the historical treatment of the

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two entities in this manner. The supervisor has represented that historically, agreements have been entered into to share capital expenditure and financing costs and the operating leases have been extended in connection therewith. The reasons why the supervisor made the representation and believes that it is reasonable and appropriate are described under “Reports, Opinions and Appraisals—Appraisal—Supervisor’s Reasons for Representation as to 50/50 Allocation” in the prospectus/consent solicitation.

The independent valuer initially provided a preliminary draft valuation that allocated the property value based upon the lease agreements between the lessor and the operating lessee using a discounted cash flow analysis. Such draft valuation allocated additional value to the lessor by attributing value to the residual interest (that is, the value of the property at the expiration of the operating lease), which the independent valuer determined on a discounted cash flow basis by (a) applying an assumed inflation rate to forecast such residual value and (b) then computing the net present value of that residual by applying a discount rate. The independent valuer’s preliminary draft valuation also allocated all of the debt to the lessor. Pursuant to the operating lease terms as amended for each financing, the debt service on shared mortgage indebtedness is a shared expense between the lessor and the operating lessee, but the principal amount due on maturity is contractually only an obligation of the lessor. Under the final method used to allocate the appraised value between your subject LLC and the operating lessee, shared mortgage indebtedness was allocated 50% to your subject LLC and 50% to the operating lessee, except for $60,500,000 of debt of Empire State Building Associates L.L.C. relating to financing costs incurred by Empire State Building Associates L.L.C in connection with the acquisition of the fee interest, which benefited Empire State Building Associates L.L.C as it was relieved of the obligation to pay the ground rent. As a result of the foregoing, the allocable value has been allocated equally to your subject LLC and the operating lessee of the property, rather than in proportion to discounted cash flow, which would have resulted in a significantly higher allocation to the subject LLC.

Allocation of Exchange Value and Operating Partnership Units and Common Stock

To allocate the shares of common stock, on a fully-diluted basis, for illustrative purposes, the supervisor arbitrarily used an enterprise value of the company equal to the aggregate exchange value and assigned a hypothetical $10 per share exchange value for illustrative purposes. The supervisor allocated to each subject LLC a number of shares of common stock, on a fully-diluted basis, equal to the exchange value of its assets divided by $10.

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The following table sets forth for your subject LLC and the operating lessee, among other things, the calculation of the exchange value, the percentage of total exchange value and percentage of total number of operating partnership units and shares of common stock to be issued, the number of operating partnership units and shares of common stock to be issued, on a fully-diluted basis and the number of operating partnership units to be allocated to override interests of the supervisor and the Malkin Holdings group and to other persons.

Entity	Appraised Property Value(1)	Shared Debt Obligations(2)	Present Value of Base Rent(3)	Cash for Improve- ments	Total Allocable Value(4)	Present Value of Supervi- sory Fees(5)	Unpaid Cash Overrides(6)	Unshared Debt Obligations(7)	Present Value of Base Rent(8)	Exchange Value(9)(10)
Empire State Building	$2,520,000,000	($98,500,000)	($81,000,000)	$47,026,456
Empire State Building Associates L.L.C.					$1,193,763,228	($4,820,943)	$0	($60,500,000)	$81,000,000	$1,209,442,285
Empire State Building Company L.L.C.					$1,193,763,228	($3,987,647)	$0	$0	$0	$1,189,775,581

Entity	Exchange Value of Operating Partnership Units and Shares of Common Stock per $1,000 Original Investment (or 1% Interest for Empire State Building Company L.L.C.) of Participants		Percentage of Total Exchange Value / Percentage of Total Number of Operating Partnership Units and Shares of Common Stock Issued on a Fully-Diluted Basis	Number of Operating Partnership Units and Shares of Common Stock(10)	Number of Operating Partnership Units and Shares of Common Stock per Average $1,000 Original Investment (or 1% Interest for Empire State Building Company L.L.C.) of Participants	Number of Operating Partnership Units Allocated to Override Interests of Supervisor and the Malkin Holdings group(10)	Number of Operating Partnership Units Allocated to Override Interests of Other Persons
Empire State Building
Empire State Building Associates L.L.C.	$33,085	(11)	30.4%	120,944,229	3,308	11,057,356	0
Empire State Building Company L.L.C.	$10,811,095		29.9%	118,977,558	1,081,109	5,416,758	5,449,855

(1)	Reflects the Appraisal of your subject LLC’s real property interests as of July 1, 2011 by the independent valuer.
(2)	Debt obligations, including mortgage debt of your subject LLC and shared mortgage debt obligations of your subject LLC and the operating lessee that are serviced by basic rent paid by the operating lessee.
(3)	Represents the present value of the base operating lease payments from the operating lessee to the fee owner.
(4)	Total allocable value which is shared equally by your subject LLC and the operating lessee, equals the appraised value of such property minus the sum of shared debt obligations and the present value of base rent payable under the operating lease, plus the cash reserves for improvements.
(5)	Reflects the after-tax net present value of the supervisory fees paid to the supervisor. The net operating income used to determine the appraised value of the properties was calculated without deducting supervisory fees as an expense. Instead, the after-tax net present value of the supervisory fee was included in determining the appraised value of the supervisor.
(6)	Reflects operating overrides due to the supervisor in respect of cash flow from operations which were unpaid as of June 30, 2011. The appraised value of the supervisor includes an amount equal to the value of the unpaid overrides.
(7)	Debt obligations, if any, attributable solely to your subject LLC and not shared by the operating lessee.

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(8)	Represents the present value of the base operating lease payments from the operating lessee.
(9)	The exchange values of your subject LLC and the operating lessee are based in part on your subject LLC’s and the operating lessee’s assets and liabilities included in their quarterly balance sheets as of June 30, 2011. The exchange values will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets after June 30, 2011 but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation.
(10)	The number of operating partnership units and shares of common stock issuable to your subject LLC, as set forth in the table, was determined by dividing the exchange value for your subject LLC by $10, which is the hypothetical value that the supervisor arbitrarily assigned to illustrate the number of operating partnership units and shares of common stock to be received. The number of shares of Class A common stock, Class B common stock, and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price. Enterprise value is calculated without giving effect to shares of Class A common stock issued in the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.
(11)	Represents exchange value per $1,000 original investment for participants subject to the voluntary override program. Participants not subject to the voluntary override program have an exchange value of shares of common stock per $1,000 original investment of $36,650.

Allocation of Common Stock on a Fully-Diluted Basis among the Participants and the Supervisor and the Malkin Holdings Group

The common stock, on a fully-diluted basis, to be allocated to your subject LLC will be allocated among the participants holding participation interests in your subject LLC and the supervisor and the Malkin Holdings group in accordance with the provisions of your subject LLC’s operating agreement and other agreements relating to distributions upon liquidation of your subject LLC.

Entity	Exchange Value	Common Stock Allocation on a Fully-Diluted Basis(1)	Percentage of Total Exchange Value or Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(1)(2)
Empire State Building Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group (subject to voluntary override)	$973,530,852	97,353,085	24.4%
Participants other than the supervisor and the Malkin Holdings group (not subject to voluntary override)	$47,027,567	4,702,757	1.2%
The supervisor and the Malkin Holdings group as holders of participation interests	$78,310,305	7,831,030	2.0%
Override Interests to the Malkin Holdings group(3)	$110,573,562	11,057,356	2.8%
Other Override Interests	$0	0	0.0%

Total	$1,209,442,286	120,944,228	30.3%
Empire State Building Company L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$1,055,802,401	105,580,240	26.5%
The supervisor and the Malkin Holdings group as holders of participation interests	$25,307,051	2,530,705	0.6%
Override Interests to the Malkin Holdings group	$54,167,577	5,416,758	1.4%
Other Override Interests	$54,498,551	5,449,855	1.4%

Total	$1,189,775,580	118,977,558	29.8%

(1)	Assumes all holders of participation interests in the private entities receive operating partnership units or shares of common stock. Each operating partnership unit provides the same rights to distributions as one share of common stock in the company and, subject to limitations, is redeemable for cash or, at the company’s election, for one share of Class A common stock after a one-year period.
(2)	The number of shares of common stock outstanding, on a fully-diluted basis, equals the number of shares of common stock outstanding plus shares of Class A common stock issuable upon the redemption of operating partnership units or upon the conversion of Class B common stock for shares of Class A common stock on a one-for-one basis. To the extent participants in the private entities receive cash, the common stock, on a fully-diluted basis, which would have been issued to them, will not be issued. As a result, the number of shares of outstanding common stock, on a fully-diluted basis, will be reduced and the percentage of the common stock, on a fully-diluted basis, each other participant owns will increase.
(3)	Represents a voluntary capital override, which was voluntarily agreed to by certain participants.

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The method utilized to allocate the operating partnership units, Class A common stock and Class B common stock is as follows:

•

Level 1 Allocation: The operating partnership units, Class A common stock and Class B common stock will be allocated to your subject LLC based upon the exchange value of your subject LLC, relative to the aggregate exchange value of all of the subject LLCs, the private entities and the management companies, as determined by the independent valuer. The supervisor believes that the exchange value constitutes a reasonable basis for such allocation.

•

Level 2 Allocation: Within your subject LLC, the operating partnership units, the Class A common stock and the Class B common stock allocable to your subject LLC will be allocated among the participants holding participation interests in your subject LLC and holders of override interests in accordance with the provisions of your subject LLC’s organizational documents relating to distributions upon liquidation of your subject LLC.

Under the organizational documents of your subject LLC, after any required payment of debts and liabilities of your subject LLC, the net proceeds to your subject LLC from the consolidation or a third-party portfolio transaction will be distributed to the members, each of whom is an agent for participants, in proportion to the members’ membership interests.

•	The net proceeds distributed to the members will be distributed to the participants as follows:

•

To participants in their participating group in proportion to the participants’ percentage interests in the participating group and the amount distributable to each participant that has consented to the voluntary capital transaction override program will be adjusted to reflect the amounts distributable under the voluntary capital transaction override program to the supervisor.

•

The supervisor will receive, as an override under the voluntary capital transaction override program, an amount equal to 10% of the amount by which the net proceeds distributable in respect of a participant’s participation interest in connection with a capital transaction, including the consolidation, exceeds such participant’s original cash investment.

•

The amount distributable to each participant that has consented to the voluntary pro rata reimbursement program will be reduced by any amount distributable to the supervisor and Peter L. Malkin under such program.

The agents, who are the members of your subject LLC, recently created a new class of membership interests, which were divided into series. A separate series was deemed to be distributed to holders of each participating group. Each new series provides protections similar to those under a shareholder rights plan for a corporation. Each new series corresponds to a participating group for which a member acts as agent. If any person or group acquires 6% or more of the outstanding participation interests in the applicable participating group (an “acquiring person”), each participant in the applicable participating group other than an acquiring person prior to the closing of the consolidation, will have the right to receive distributions on the new series (equal to three times the distributions on the participations) and as a result if there is an acquiring person the distributions to the acquiring person will be reduced and the distributions of other participants in the participating group in which there is an acquiring person will be correspondingly increased.

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FAIRNESS OF THE CONSOLIDATION

General

The supervisor believes the consolidation to be fair to, and in the best interests of, your subject LLC and its respective participants. After careful evaluation, the supervisor concluded that the consolidation is the best way to maximize the value of your investment in your subject LLC.

Although the supervisor believes the terms of the consolidation are fair to you and the other participants, the supervisor and its affiliates have conflicts of interest with respect to the consolidation. These conflicts include, among others, its realization of substantial economic benefits upon completion of the consolidation. For a further discussion of the conflicts of interest and potential benefits of the consolidation to the supervisor, see “Conflicts of Interest—Substantial Benefits to the Supervisor and its Affiliates” in the prospectus/consent solicitation. While the supervisor has conflicts of interest which are described under “Conflicts of Interest” in the prospectus/consent solicitation, the supervisor does not believe that these conflicts of interests affected its fairness determination. See “Exchange Value and Allocation of Common Stock and Operating Partnership Units—Allocation of Common Stock and Operating Partnership Units among the Participants and the Supervisor and the Malkin Holdings Group” in the prospectus/consent solicitation.

Based upon the supervisor’s analysis of the consolidation:

•

The supervisor believes that the consideration offered to the participants in your subject LLC constitutes fair value for their participation interests. The exchange values of each of the subject LLCs, the private entities and the management companies are based on the Appraisal by Duff & Phelps, LLC, the independent valuer. The independent valuer determined the exchange value, which was reviewed and approved by the supervisor. The supervisor believes that the allocations in accordance with the Appraisal by the independent valuer were in the best interests of the participants.

•

The supervisor’s belief as to the fairness of the consolidation to the participants and the statements above regarding the material terms underlying its belief as to fairness partially are based upon the Appraisal of each subject LLC’s interest in a property that the independent valuer prepared and upon the fairness opinion the independent valuer provided to the supervisor.

•

The supervisor considered that each participant will be given the option to elect to receive operating partnership units, Class A common stock, or, to a limited extent, as described above, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. The operating partnership units would be issued in a transaction intended to be tax-deferred for U.S. federal income tax purposes. These options allow participants to receive the same form of consideration as the participants in the private entities and the Malkin Family.

•

The supervisor believes that the consolidation is fair to all participants in your subject LLC and as a whole, regardless of which particular combination of entities participates in the consolidation. Even if less than all of the other subject LLCs participate in the consolidation, the supervisor believes that the participants in your subject LLC will realize the benefits described under “Summary—Benefits of Participation in the Consolidation” in the prospectus/consent solicitation. There are no material differences among the subject LLCs (such as with respect to types of assets owned or investment objectives) that affect the reasons why the supervisor believes the consolidation is fair to you. While the supervisor believes that it would be more beneficial to participants if all of the subject LLCs participate in the consolidation, the supervisor believes that, through a combination of the properties of the private entities, for which necessary approvals have been obtained, and the property interests of your subject LLC and its operating lessee, Empire State Building Company L.L.C., the company will be of sufficient size and have sufficient assets to allow participants to realize the benefits described under “Summary—Benefits of Participation in the Consolidation” in the prospectus/consent solicitation of the consolidation even if one or both of 250 West 57th Street Associates L.L.C. and 60 East 42nd St. Associates L.L.C. do not participate in the consolidation.

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•

While your subject LLC’s exchange values have been determined based on the Appraisal by the independent valuer, which has also delivered a fairness opinion as described above, no independent representative was retained to negotiate on behalf of the participants. There are 23 subject LLCs and private entities and groups with different interests in many of these entities. The supervisor does not believe that a single independent representative could have represented the interests of all participants and believes that to locate and retain an independent and equally competent and qualified representative for each separate interest in the consolidation is not possible. The supervisor represents the interests of all participants in the subject LLCs and private entities. The supervisor has served the same role in the past for sales of other properties with different groups of participants, which included the sale of three office properties in New York City in the past fifteen years, 200 Fifth Avenue (know as the International Toy Center), 409 Seventh Avenue and 500 512 Seventh Avenue, and believes it is not required to retain any independent representative on behalf of each group of participants or for all groups of participants as a whole. The supervisor believes the Appraisal prepared by the independent valuer serves the purposes of representing all parties fairly and that the consolidation is fair to all participants regardless of the absence of any such independent representative.

•

While the supervisor has conflicts of interest which are described under “Conflicts of Interest” in the prospectus/consent solicitation, the supervisor does not believe that these conflicts of interests affected its fairness determination.

In considering fairness, the supervisor considered the following:

•

The tax protection agreement, which the supervisor believes is consistent with market practice for transactions of this type and generally would require payment only if the company took or failed to take certain actions, which it does not currently intend to take or fail to take, as the case may be, with respect to the protected properties;

•

The option agreements, which the supervisor believes benefit the company by providing it with the right to acquire attractive properties complementary to the company’s portfolio on terms which the company believes are reasonable and , with respect to which, any determination to be made by the company will be made by the company’s independent directors; and

•

The agreements to indemnify the principals of the supervisor for certain liabilities relating to the subject LLCs and the private entities; the supervisor believes it is reasonable for a REIT which is being formed to assume indemnification obligations relating to the operations of entities whose assets are being acquired. Under the organizational documents of the subject LLCs and private entities and applicable law, the principals of the supervisor are already generally entitled to indemnification from the participants in the subject LLCs and the private entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence.

•

The supervisor also took into account the terms of the compensation payable to persons in the Malkin Holdings group by the company after the closing of the consolidation as set forth under “Management—Executive Compensation” in the prospectus/consent solicitation, which, the supervisor believes, are on terms customary for similar publicly-traded REITs and are based on recommendations of a compensation consultant.

•

While there is no assurance that the IPO price will be equal to or greater than the exchange value per share or that the operating partnership units and Class A common stock will trade at a price equal to or greater than the IPO price following consummation of the consolidation and IPO, the supervisor believes that the increased liquidity will offer participants in your subject LLC and the other subject LLCs the opportunity to sell all or part of their shares of Class A common stock or operating partnership units, subject to the restrictions of applicable U.S. federal and state securities law and after expiration of the lock-up period.

•

The consolidation will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other participants. However, the effect of the consolidation and the cash available for distribution will vary among the subject LLCs. The

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supervisor’s belief is based on the anticipated growth in the revenues of the initial properties operated as a portfolio under the Malkin brand and potential additional investments the company expects to make in the future.

•

You and the other participants whose subject LLCs participate in the consolidation will be able to benefit from the potential growth of the company and also will receive investment liquidity through the public market by selling all or part of their shares of Class A common stock or operating partnership units, subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period described in the prospectus/consent solicitation.

•

As set forth in the table below, the supervisor calculated the net book value of your subject LLC under GAAP, as of March 31, 2012, per $1,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is based primarily on depreciated historical cost and, therefore, is not indicative of the fair market value of your subject LLC. This figure was compared to the exchange value per $1,000 original investment.

Summary of Valuations

(per $1,000 original investment)

Entity	Exchange Value(1)	GAAP Net Book Value (Deficit) as of March 31, 2012
Empire State Building Associates L.L.C. Participants (subject to voluntary override)	$33,085	$35
Empire State Building Associates L.L.C. Participants (not subject to voluntary override)	$36,650	$35

(1)	The exchange value of each subject LLC is based in part on each subject LLC’s assets and liabilities included in the quarterly balance sheets of the subject LLC as of June 30, 2011. The exchange value will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation.

•	The supervisor has adopted the conclusions of the fairness opinion from and the Appraisal prepared by the independent valuer, which are described in the consent solicitation.

Comparison of Alternatives

The supervisor has considered alternatives to the consolidation, including the continuation of your subject LLC without change and the liquidation of your subject LLC and the distributions of the net proceeds to you. The supervisor does not believe that your subject LLC could realize its allocable share of the value of the property through a sale of the interests in the property held by it. The supervisor believes that, over time, the likely value of the interest you will receive in the consolidation will be higher than the value of the consideration you would receive from any of the other alternatives as a result of increased efficiencies, growth opportunities through potential acquisitions and potential growth in revenue of the initial properties and more stable cash flow for distributions, and other opportunities for value enhancement.

The supervisor has not provided an estimate of the going-concern values and liquidation values of your subject LLC for the reasons set forth below. As explained below, the supervisor believes these values would be in the same range as, or lower than, the exchange values. These values may be more or less than the value of the consideration that you will receive in the consolidation. See “Risk Factors.”

Continuance as a Going-Concern. The supervisor considered the going-concern value of your subject LLC. The purpose of a going-concern analysis is to determine the estimated value of your subject LLC, assuming that your subject LLC continues to operate as a separate legal entity with its own assets and liabilities and governed by its organizational documents. A going-concern analysis differs from a liquidation analysis in that a liquidation

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analysis assumes that your subject LLC immediately commences an orderly disposition of its interest in the property and distributes the net liquidation proceeds, to the members and participants holding participation interests and to the supervisor on account of overrides and voluntary reimbursement payments. The going-concern analysis estimates the present value of the participation interests in your subject LLC, assuming that your subject LLC was operated as an independent standalone entity during an assumed ten-year holding period, and sold its interest in the property at the end of the ten-year period.

The supervisor believes that, based on, among other things, the advice of the independent valuer, the going concern value of the participation interests in your subject LLC pursuant to a going concern analysis, which would assume continued operation and eventual sale, is in the same range as the exchange value. The exchange value is based on (i) the appraised value of the property interest owned by your subject LLC which was based on the income approach taking into account, among other things, the expected financial performance such as estimated revenues, operating expenses, general and administrative costs, capital expenditures and leasing costs for the property, and operating cash flow of the property, and (ii) the allocation of such appraised values to the participants in your subject LLC as described in “Reports, Opinions, and Appraisals—Fairness Opinion” in the prospectus/consent solicitation. Similarly, a going concern analysis would determine the value of the equity interest in a partnership or limited liability company by estimating the present value of distributions to such interests in the going concern entity. The supervisor believes that, based on advice from the independent valuer, the methodology used to determine the value of an equity interest in a partnership or a limited liability company, as was performed in the Appraisal, is a generally accepted valuation and analytical technique, and, when performed using the same underlying assumptions, can be expected to yield a result in approximately the same range as the going concern analysis.

Liquidation of your subject LLC. Since another available alternative is to proceed with a sale of the interest in the property your subject LLC owns and to distribute the net proceeds to its participants, the supervisor has considered the liquidation value of your subject LLC. The supervisor believes that, based on advice from the independent valuer, using the discounted cash flow method used in the Appraisal is a reasonable way to estimate the price at which the property could be sold for purposes of a liquidation value analysis. The difference between the exchange values and the liquidation value would be the deduction of assumed selling and liquidation costs (real estate commissions and legal and other closing costs) in calculating the liquidation value, which the supervisor estimates would equal approximately 2.5% to 5% of the appraised real estate value. The supervisor believes that the costs relating to liquidation, including costs of soliciting participants’ consent and legal fees, could exceed this percentage. This alternative also assumes that non-real estate assets are sold at their estimated realizable value determined on a basis consistent with the independent valuer’s Appraisal.

However, while the Appraisal is not necessarily indicative of the price at which the assets would sell, the real estate appraisal assumes that the interest in the property of your subject LLC is sold in an orderly manner and is not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual value. See “Reports, Opinions and Appraisals—Appraisal.”

The supervisor believes that the value of the participation interests in the subject LLCs in a liquidation would be lower than the exchange values because the value in a liquidation would be determined based on the appraised value of the property interest owned by your subject LLC (as described under “Reports, Opinions, and Appraisals—Appraisal”), reduced by the transaction costs associated with marketing and selling a property, and the costs of soliciting participants’ consent and legal fees. Such fees and expenses were not deducted in calculating the exchange value because they are being borne by the company. The liquidation value would also not incorporate any prepayment penalties that would be due upon the sale of a property, which is not expected to be payable, to the same extent, in the consolidation. Such fees and expenses would reduce the amounts distributable to the participants in your subject LLC in a liquidation to a level below the exchange values.

Secondary Market Prices. Participation interests in your subject LLC are not traded on any national securities exchange. There is no established trading market for participation interests, and it is not anticipated that any market will develop for the purchase and sale of the participation interests.

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Sales transactions for participation interests have been limited and sporadic. The supervisor is aware of sales made which were not arranged by it because it acts as transfer agent for the participation interests. In some cases, the supervisor receives information regarding the prices at which secondary sale transactions of participation interests have been effectuated but, in many instances, the supervisor is not aware of the prices at which transactions have been made. Affiliates of the supervisor have arranged for purchases of participation interests, from time to time, as an accommodation to participants that desired to sell their participation interests. The supervisor also is aware of third-party appraisals that were performed for participants. The supervisor generally used methodology similar to that in these appraisals in determining the price to be offered to participants that requested that the supervisor arrange sales of their participation interests as an accommodation. In making such purchases of participation interests as an accommodation to participants, the supervisor generally determined the purchase price by applying capitalization rates to annual distributions out of basic rent and overage rent, applying a discount because the interest is an illiquid minority interest and, since 2008, applying a further discount because of the instability of the economy. The supervisor believes that these prices are less than the long-term value of the participation interests and the supervisor so advised each participant who requested that the supervisor arrange a sale. The extent of the participation interest sales transactions between willing buyers and willing sellers, each having access to relevant information regarding the financial affairs of your subject LLC, the expected value of their assets and their prospects for the future is unknown. Many participation interest sales transactions are believed to be distressed sales where sellers are highly motivated to dispose of the interests and, to facilitate the sales are willing to accept substantial discounts from what might otherwise be regarded as the fair value of the interest being sold.

Affiliates of the supervisor made the following purchases of participation interests in your subject LLC during the period from January 1, 2009 through March 31, 2012:

Date of Transfer (Month/Day/Year)	Amount of Purchase (Based on Original Investment)	Amount of Consideration Paid per $1,000 Original Investment
2/02/11	$10,000.00	$1,500.00
10/02/10	$5,000.00	$1,500.00
9/02/10	$1,666.67	$1,500.00
3/02/10	$2,500.00	$1,500.00
1/02/10	$5,000.00	$1,500.00
11/02/09	$10,000.00	$1,500.00
11/02/09	$10,000.00	$1,500.00
11/02/09	$10,000.00	$1,500.00
10/02/09	$7,500.00	$1,500.00
10/02/09	$5,000.00	$1,500.00
9/02/09	$6,666.66	$1,500.00
5/02/09	$5,000.00	$2,940.00
The supervisor also is aware of the prices on the following additional purchases of participation interests by third parties in your subject LLC during the period from January 1, 2009 through March 31, 2012:

Date of Transfer (Month/Day/Year)	Amount of Purchase (Based on Original Investment)	Amount of Consideration Paid per $1,000 Original Investment
5/02/11	$5,000.00	$100.00
5/02/11	$5,000.00	$100.00
4/02/10	$10,000.00	$1,700.00
3/02/09	$10,000.00	$2,940.00
3/02/09	$5,000.00	$2,940.00
1/02/09	$2,500.00	$5,000.00

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Comparison of Distributions

Distribution Comparison. The supervisor has considered the potential impact of the consolidation upon distributions that would be made to the participants that exchange their participation interests for operating partnership units and/or common stock.

Comparison

The following table sets forth a comparison of the distributions by the subject LLC and by the company.

Subject LLC	Average Annual Distribution for the years ending December 31, 2007-2011 Per $1,000 Original Investment(1)	Estimated Annual Distribution to Stockholders of the Company Per $1,000 Original Investment(2)
Empire State Building Associates L.L.C.	$311	$

(1)	Distributions each year consist of small regular monthly distributions out of basic rent and larger, but variable, distributions out of overage rent. The amount of distributions out of overage rent varies from year to year depending on factors such as:

•	capital expenditures funded out of operating cash flow which reduced distributions;

•	borrowings to fund capital expenditures which would otherwise have been paid out of operating cash flow, which increases overage rent and the amount available for distribution; and

•

non-recurring events that generate additional cash, such as early lease cancellations, which may increase distributions and nonrecurring events that require expenditure of funds, which may decrease distributions.

Accordingly, participants should not treat the amount distributed in any year as indicative of the amount that they would have received in future years if the subject LLC continued its operations. After the consolidation, a diverse collection of properties will be combined with more efficient access to capital and, as a result, the supervisor expects that overall distributions should be more consistent with less fluctuation due to these factors.

(2)	The calculation of the estimated annual distributions to stockholders of the company is shown below in the table under “—Distributions by the Company.”

Distributions by Your Subject LLC

The following table sets forth the amount of annual distributions per $1,000 original investment of your subject LLC for each of the five years in the period ended December 31, 2011. The original cost per unit was $10,000, in the case of your subject LLC.

	2011		2010	2009	2008	2007
Empire State Building Associates L.L.C.
Summary Per $1,000 Original Investment
Distributions out of basic rent	118	(2)	118	118	118	118

Distributions out of overage rent
Overage rent distributions attributable to borrowing(1)	-		68	-	-	-
Overage rent distributions attributable to operations	-		33	-	405	459

Total distributions out of overage rent	-	(2)	102	-	405	459

Total distributions	118		220	118	523	577

(1)	The distributions attributable to borrowings resulted from borrowings used to fund capital expenditures which would otherwise have been funded from operations and reduced overage rent.

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(2)	$526 per $1,000 original investment was distributed in the first quarter of 2012 out of overage rent received for the year ended December 31, 2011, which was attributable to borrowings.

Distributions each year consist of small regular monthly distributions out of basic rent and larger, but variable, distributions out of overage rent. The amount of distributions out of overage rent varies from year to year depending on factors such as:

•	capital expenditures funded out of operating cash flow which reduced distributions;

•	borrowings to fund capital expenditures which would otherwise have been paid out of operating cash flow, which increases overage rent and the amount available for distribution; and

•

non-recurring events that generate additional cash, such as early lease cancellations, which may increase distributions and non-recurring events that require expenditure of funds, which may decrease distributions.

Accordingly, participants should not treat the amount distributed in any year as indicative of the amount that they would have received in future years if the subject LLC continued its operations. After the consolidation, a diverse collection of properties will be combined with more efficient access to capital and, as a result, the supervisor expects that overall distributions should be more consistent with less fluctuation due to these factors.

Distributions by the Company

The company’s intended annual rate of initial distribution with respect to the period commencing on completion of the IPO and ending 12 months after completion of the IPO will be established based on its estimate of cash available for distribution for such 12-month period calculated based on adjustments to its pro forma income before non-controlling interests for such period. Assuming that the IPO was completed on April 1, 2012, the company’s estimated cash available for distribution for the 12-month period ending March 31, 2013 would be as set forth in the table below. In estimating its cash available for distribution for the 12 months ending March 31, 2013, the company has made certain assumptions as reflected in the table and footnotes below, including that there will be no new leases other than leases signed after March 31, 2012 and prior to the date of this prospectus/consent solicitation, or net increases in renewals or terminations of existing leases in its portfolio after March 31, 2012.

The company’s estimate of cash available for distribution does not reflect the effect of any changes in its working capital after March 31, 2012, or the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into after March 31, 2012. It also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than estimated capital expenditures, or the amount of cash estimated to be used for financing activities, other than scheduled mortgage loan principal repayments on mortgage indebtedness that will be outstanding upon consummation of the IPO. Although the company has included all material investing and financing activities that it has commitments to undertake as of March 31, 2012, the company may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on the company’s estimate of cash available for distribution. Because the company has made the assumptions set forth above in estimating cash available for distribution, it does not intend this estimate to be a projection or forecast of its actual results of operations or liquidity. The company’s estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of its liquidity or ability to pay dividends or make distributions. In addition, the methodology upon which the company made the adjustments described below is not necessarily intended to be a basis for calculating cash available for distribution.

Notwithstanding the estimate set forth below, any distributions the company pays in the future will depend upon its actual results of operations, economic conditions and other factors that could differ materially from the company’s current expectations. The company’s actual results of operations will be affected by a number of

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factors, including the revenue it receives from its properties, its operating expenses, interest expense, the ability of its tenants to meet their obligations and the amount and timing of expenditures. For more information regarding risk factors that could materially adversely affect the company’s actual results of operations, see “Risk Factors.” Distributions declared by the company will be authorized by the company’s board of directors in its sole discretion out of funds legally available therefore and will be dependent upon a number of factors, including restrictions under applicable law, the capital requirements of the company and the distribution requirements necessary to maintain the company’s qualification as a REIT, the distributable income generated by operations, the principal and interest payments on debt, capital expenditure levels, the company’s policy with respect to cash distributions and the capitalization and asset composition of the company, which will vary based on the private entities and the subject LLCs that ultimately participate in the consolidation. No assurance can be given that the company’s estimate of cash flow available for distribution will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. Unless the company’s operating cash flow increases, it may be required to fund distributions from working capital or borrow to provide funds for such distributions or it may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve the company’s cash balance or reduce its distribution. However, the company currently has no intention to use the net proceeds from the IPO to make distributions nor does it currently intend to make distributions using shares of the company’s common stock.

Actual annual distributions on the operating partnership units and common stock will depend on the market conditions at the time of the IPO and the company’s cash available for distribution at the time of the IPO. For more information regarding risk factors that could materially adversely affect the company’s actual results of operations, see “Risk Factors.”

In order to qualify as a REIT, the company must distribute to its stockholders, on an annual basis, at least 90% of the company’s REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust—Distribution Policy” and “U.S. Federal Income Tax Considerations.”

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The following table describes the company’s pro forma net income available to holders of common stock of the company and operating partnership units for the 12 months ended December 31, 2011, and the adjustments the company has made thereto in order to estimate its initial cash available for distribution for the 12 months ending March 31, 2013 (amounts in thousands except share data, per share data, square footage data and percentages). These calculations do not assume any changes to the company’s operations or any acquisitions or dispositions which could affect its operating results and cash flows, or changes in the company’s outstanding shares of Class A and Class B common stock or the operating partnership’s operating partnership units. Holders of operating partnership units and stockholders of the Company will have the same rights to distributions. The company cannot assure you that its actual results will be the same as or comparable to the calculations below.

Pro forma net income before non-controlling interest for the 12 months ended December 31, 2011	$
Less: Pro forma net income for the three months ended March 31, 2011
Add: Pro forma net income for the three months ended March 31, 2012

Pro forma net income before non-controlling interest for the 12 months ended March 31, 2012	$
Add: Pro forma real estate depreciation and amortization
Add: Net increases in contractual rent income(1)
Less: Net decreases in contractual rent income due to lease expirations, assuming no renewals(2)
Less: Net effects of straight-line rent adjustments to tenant leases(3)
Less: Net effects of above- and below-market rent adjustments(4)
Add: Non-cash compensation expense(5)
Add: Non-cash interest expense(6)
Add: Non-cash charge on write-off of deferred finance charges
Add: Non-cash ground rent expense
Add: Net effects of lease in-place adjustments to tenant leases

Estimated cash flow from operating activities for the 12 months ending March 31, 2013	$
Less: Estimated provision for tenant improvement and leasing commission costs(7)
Less: Estimated annual provision for capital expenditures(8)

Total estimated cash flows used in investing activities	$
Estimated cash flow used in financing activities
Less: Scheduled mortgage loan principal repayments(9)
Add: Additional borrowings on secured term loan to fund capital improvements at the Empire State Building(10)
Less: Incremental interest expense on additional borrowings on secured term loan to fund capital improvements at the Empire State Building(11)

Estimated cash flow used in financing activities for the 12 months ending March 31, 2013	$

Estimated cash available for distribution for the 12 months ending March 31, 2013	$
Estimated initial distribution rate to Empire State Building Associates participants (subject to voluntary override) per $1,000 original investment(12)%
Estimated initial distribution rate to Empire State Building Associates participants (not subject to voluntary override) per $1,000 original investment(12)%
Estimated initial distribution rate to 60 East 42nd Street Associates participants per $1,000 original investment(12)%
Estimated initial distribution rate to 250 West 57th St. Associates participants (subject to voluntary override) per $1,000 original investment(12)%
Estimated initial distribution rate to 250 West 57th St. Associates participants (not subject to voluntary override) per $1,000 original investment(12)%

(1)	Represents the net increases in contractual rental income net of expenses from new leases and renewals through March 31, 2012 that were not in effect for the entire 12-month period ended March 31, 2012 or signed prior to the date of this prospectus/consent solicitation that will go into effect during the 12 months ending March 31, 2013.

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(2)	Assumes no lease renewals or new leases (other than month-to-month leases) for leases expiring after March 31, 2012 unless a new or renewal lease had been entered into prior to the date of this prospectus/consent solicitation.
(3)	Represents the conversion of estimated rental revenues for the 12 months ending March 31, 2013 from a straight-line accrual basis to a cash basis of revenue recognition.
(4)	Represents the elimination of non-cash adjustments for above- and below-market leases for the 12 months ended March 31, 2012.
(5)	Pro forma non-cash compensation expense related to LTIP units/shares of restricted Class A common stock that the company intends to issue to certain of its executives officers and independent directors in connection with the IPO (“Equity Compensation”).
(6)	Pro forma non-cash interest expense for the 12 months ended March 31, 2012 includes: (i) amortization of financing costs on the mortgage loans assumed by the company in the consolidation transaction; and (ii) amortization of the assumption fees for debt assumed in the consolidation transaction.
(7)	Estimated provision for tenant improvement and leasing commission costs relate solely to tenant improvement and leasing commission costs incurred or expected to be incurred in the 12 months ending March 31, 2013 that the company is contractually obligated to provide pursuant to leases entered into prior to the date of this prospectus/consent solicitation. During the 12 months ending March 31, 2013, the company expects to have additional tenant improvement and leasing commission costs related to new leases that are entered into after the date of this prospectus/consent solicitation. Generally, the company does not incur tenant improvement or leasing commission costs upon lease renewals of existing tenants.
(8)	Reflects estimated provision for recurring and non-recurring capital expenditures (excluding, tenant improvement and leasing commission costs) for the 12 months ending March 31, 2013, based on the company’s current estimate of such expenses, of $ . This estimate is higher than the average of its historical annual capital expenditures (excluding tenant improvement and leasing commission costs) incurred during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012, which is $42.5 million. Historically the company has not tracked capital expenditures as either recurring or non-recurring and its believes a substantial amount of these capital expenditures during the periods presented would be considered to be non-recurring due to the extensive amount of capital spent on renovation, repositioning and deferred maintenance at the company’s Manhattan office properties at the time it began its renovation and repositioning program.
(9)	Represents scheduled payments of mortgage loan principal due during the 12 months ending March 31, 2013.
(10)	The company has borrowing capacity under the term loan secured by the Empire State Building of $141.0 million, subject to the conditions set forth in the secured term loan agreement. The company has assumed that it borrows $ million to fund (i) tenant improvements and leasing commissions, (ii) capital expenditures and (iii) $ million of New York City mortgage recording tax that is required to be paid incrementally as it borrows under the term loan.
(11)	Assumes draws are made in four equal drawdowns over the 12 months ending March 31, 2013 and that the interest rate is equal to 2.7%.
(12)	The estimated initial distribution rate per $1,000 original investment was calculated based on the percentage interest that a holder of a $1,000 original investment would hold of the number of shares of common stock of the company outstanding after the IPO. The company estimated the number of shares of common stock on a fully diluted basis outstanding after the IPO to be equal to the sum of:

•

(i) the shares of common stock on a fully diluted basis issuable in the consolidation (calculated without reduction for cash paid to participants in the private entities in lieu of common stock or operating partnership units), as set forth in table under “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Derivation of Exchange Value,” plus

•	(ii) shares of common stock estimated to be issued as Equity Compensation at the IPO, plus

•

(iii) a number of shares issuable in the IPO (assuming no exercise of the underwriters’ option to purchase additional shares) equal to: (i) the portion of the gross proceeds from the IPO used to pay expenses of the consolidation and IPO and underwriting discounts (other than underwriting discounts that are deducted in calculating the cash payable to charitable organizations who are participants in the private entities, including the Helmsley Estate, on exercise of their cash election), which is estimated to equal $        , (ii) divided by the IPO price, assuming that the IPO price equals the hypothetical $10 per share (used solely for illustrative purposes).

By way of explanation, the portion of the proceeds from the IPO used to pay cash to participants in the private entities is excluded because shares of Class A common stock issuable in the IPO that are used for such purpose do not increase the common stock outstanding on a fully diluted basis from that which would have been outstanding if all participants received operating partnership units or common stock instead of cash, because the number of shares of common stock on a fully diluted basis otherwise issuable to participants in the consolidation is reduced on a one-for-one basis.

•

The estimate of the initial distribution per $1,000 may be more or less than that set forth herein to the extent that the actual amounts are more or less than the estimated amounts set forth herein or to the extent that the number of shares under clauses (ii) and (iii) would be affected by the IPO price being more or less than $10 per share.

Why the supervisor believes the third-party portfolio proposal is fair to you

You are being asked to consent to the sale or contribution of your subject LLC’s property interest as part of a sale or contribution of the properties owned by your subject LLC, the other subject LLCs and the private entities as a portfolio to an unaffiliated third party. Through solicitation of consents, for the first time the properties owned by your subject LLC, the other subject LLCs and the private entities can be joined as a single

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portfolio. While the supervisor believes the consolidation and the IPO represent the best opportunity for participants in your subject LLC, the other subject LLCs and the private entities to achieve liquidity and to maximize the value of their respective investments, the supervisor also believes it is in the best interest of all participants for the supervisor to be able to approve offers from unaffiliated third parties for the portfolio as a whole.

Market forces are dynamic, unpredictable, and subject to volatility. Should the public awareness of the proposed consolidation and IPO produce potential compelling offers from unaffiliated third parties to purchase the consolidated portfolio, it will be costly and time consuming to solicit consents to allow a sale or contribution of the portfolio to a third party, and there is considerable risk that any opportunity which might appear would be lost without the requested consent in place. Therefore, the supervisor believes that it is advisable to have the flexibility and discretion, subject to certain conditions, to accept an offer for the entire portfolio of properties from a third party, rather than pursue the consolidation and the IPO.

The third-party portfolio transaction would be undertaken only if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation, subject to the committee approval described in the prospectus/consent solicitation and would apply only to an offer from an unaffiliated third-party for the entire portfolio of properties owned by your subject LLC, the other subject LLCs and all of the private entities, subject to exclusions described under the section entitled “Third-Party Portfolio Proposal” in the prospectus/consent solicitation. A third-party portfolio transaction also could include the management companies.

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EXPENSES OF THE CONSOLIDATION

If the company acquires your subject LLC in the consolidation, the company will bear all consolidation expenses.

If the consolidation does not close, your subject LLC, each of the other subject LLCs and the private entities will bear its proportionate share of the consolidation expenses based on their respective exchange values. The supervisor does not know whether the acquiror in a third-party portfolio transaction will agree to pay any of the consolidation expenses.

The supervisor estimates that your subject LLC’s share of the aggregate consolidation expenses will be $            . The following table sets forth as of March 31, 2012 expenses of the consolidation allocated to your subject LLC based on the exchange value of each entity.

Pre-Closing and Closing Transaction Costs

Legal Fees	$3,704,213
Appraisals	304,296
Solicitation	154,494
Printing & Mailing	58,287
Accounting Fees	245,017
Title, Transfer & Recording Fees	167
Pre-Formation Cost	1,557,488
Total	$11,023,961

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DISTRIBUTIONS AND COMPENSATION PAID TO THE SUPERVISOR AND ITS AFFILIATES

The following information has been prepared to compare the amounts of compensation paid and distributions made by your subject LLC to the supervisor and its affiliates to the amounts that would have been paid if the compensation and distribution structure which will be in effect after the consolidation had been in effect during the years presented below.

Compensation, Reimbursements and Distributions

To The Supervisor and its Affiliates

	2009		2010		2011		Three months ended March 31, 2012
Historical:
Distributions on account of participation interest		$231,373		$431,370		$231,373		$1,128,123
Distributions on account of overrides		59,417		274,008		59,417		1,121,854
Supervisory fee		100,000		412,500		738,153		187,827
Special supervisory fees		108,836		142,691		1,001,245		195,980
Real estate disposition fees		0		0		0		0
Distribution of net sales proceeds		0		0		0		0

Total Historical		$714,217		$1,045,978		$2,030,188		$2,633,784

Pro Forma:
Distributions on operating partnership units or shares of common stock issuable in respect of participation interests and overrides	$		$		$		$
Distributions on shares of common stock issuable in respect of the management companies
Restricted stock
Salary, bonuses and reimbursements
Total Pro Forma	$		$		$		$

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PROPERTY OVERVIEW

Your subject LLC owns a fee interest in the Empire State Building in New York. Information regarding the property as of December 31, 2011 is set forth below.

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
The Empire State Building	Penn Station- Times Sq. South	1930 / In process					$40.11
Office(8)			2,683,205	65.7%	$62,553,479	$35.47		273
Retail(9)			163,655	88.5%	$14,302,884	$98.80		23

(1)	For more information regarding the status of ongoing renovations at certain of the company’s properties, see “The Company Business and Properties—Description of Our Properties” in the prospectus/consent solicitation.
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 123,436 square feet of space attributable to building management use and tenant amenities and (ii) 71,054 square feet of space attributable to the company’s observatory.
(3)	Based on leases signed and commenced as of March 31, 2012 and calculated as (i) rentable square feet less available square feet divided by (ii) rentable square feet.
(4)	Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Annualized base rent for retail properties (including the retail space the property) is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Annualized base rent data for the company’s office and retail properties is as of March 31, 2012 and does not reflect scheduled lease expirations for the 12 months ended March 31, 2013.
(5)	Represents Annualized Base Rent under leases commenced as of March 31, 2012 divided by leased square feet.
(6)	Net effective rent per leased square foot represents (i) the contractual base rent for office and retail leases in place as of March 31, 2012, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of March 31, 2012.
(7)	Represents the number of leases at the property or on a portfolio basis. If a tenant has more than one lease, whether or not at the same property, but with different expirations, the number of leases is calculated equal to the number of leases with different expirations.
(8)	Includes 88,499 rentable square feet of space leased by the company’s broadcasting tenants.
(9)	Includes 6,180 rentable square feet of space leased by Host Services of New York, a licensee of the company’s observatory.

The property of your subject LLC is subject to mortgage in the principal amount, bearing interest rate and maturing as shown in the schedule below:

Property	Mortgage Principal as of March 31, 2012	Interest Rate	Maturity Date(1)
Empire State Building (secured term loan)(2)	$159,000,000	LIBOR + 2.5%	07/26/14

(1)	Pre-payment is generally allowed for each loan upon payment of a customary pre-payment penalty.
(2)	Loan is secured by the Empire State Building. This loan closed in July 2011. On April 6, 2012, an additional $30,000 was drawn on this loan which is not included in the balance. For a description of the loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust—Consolidated Indebtedness to be Outstanding After the IPO—Description of Certain Debt—Empire State Building Secured Term Loan” in the prospectus/consent solicitation.

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VOTING PROCEDURES FOR THE CONSOLIDATION PROPOSAL AND THE THIRD-PARTY PORTFOLIO PROPOSAL

The prospectus/consent solicitation, together with this supplement, transmittal letter and consent form constitute the solicitation materials being distributed to you and the other participants to obtain your votes “FOR” or “AGAINST” your subject LLC’s participation in the consolidation and the third-party portfolio proposal.

Participants are being asked to vote on both the proposed consolidation and the third-party portfolio proposal. The participants holding the required percentage of the outstanding participation interests of your subject LLC must approve each proposal in order for such proposal to be approved by your subject LLC. If the consolidation is approved by your subject LLC and the consolidation is consummated, your subject LLC will consolidate with the company in the manner described in the prospectus/consent solicitation and in this supplement.

The consent form seeks your consent to the consolidation and the third-party portfolio proposal. Participants in each subject LLC will vote separately on whether or not to approve the consolidation and the third-party portfolio proposal. Accordingly, if you hold interests in more than one subject LLC, you must complete one consent form for each subject LLC in which you are a participant.

If you vote “FOR” the consolidation and your subject LLC participates in the consolidation, you effectively will be voting against the alternatives to the consolidation, other than a third-party portfolio transaction, unless you vote “AGAINST” the third-party portfolio proposal. These alternatives include continuation of your subject LLC and a sale of your subject LLC’s interest in the property and distribution of the net proceeds to participants.

You should complete and return the consent form before the expiration of the solicitation period, which is the time period during which participants may vote “FOR” or “AGAINST” the consolidation and the third-party portfolio proposal. The solicitation period will commence upon delivery of the solicitation materials to you which is on or about                     .

Your consent form must be received by MacKenzie Partners, Inc. by 5:00 p.m. Eastern time on                     , 2012 unless the supervisor extends the solicitation period for one or more proposals. You can change your vote at any time before the later of the date that consents from participants holding the required percentage interest are received by your subject LLC and the 60th day after the date of this prospectus/consent solicitation. If you do not consent to the consolidation or the third-party portfolio proposal, as applicable, you may also change your vote to consent to the consolidation or the third-party portfolio proposal, as applicable, within ten days after receiving written notice that the required supermajority consent has been received, as described under “Overview—Vote required to approve the consolidation or third-party portfolio proposal.” You may call MacKenzie Partners, Inc. during the solicitation period to check whether or not the required supermajority consent has been received, or to confirm that your changed vote has been received.

A participant may withdraw or revoke his or her consent form, or change his or her vote, at any time before the later of the date that consents from participants holding the required percentage interest are received by your subject LLC and the 60th day after the date of the prospectus/consent solicitation. In addition, a participant that does not consent to (or who abstains from or does not vote with respect to) the consolidation or the third-party portfolio proposal, as applicable, may also change his or her vote to consent to the consolidation or the third-party portfolio proposal, as applicable, within ten days after the notice that the required supermajority consent has been received with respect to such proposal is sent, as described below. A participant can change his or her vote by sending to MacKenzie Partners, Inc., the vote tabulator, (i) a written statement that he or she would like to change his or her vote, or (ii) a new consent form. Either MacKenzie Partners, Inc. or the supervisor will send to the participant a written acknowledgment that the participant’s vote has been changed promptly following receipt of a changed vote. If a participant votes “AGAINST” the consolidation or the third-party portfolio

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proposal, “ABSTAINS” or does not submit a consent form and the supermajority consent of his or her participating group is received, the agent for his or her participating group will provide the written buyout notice, stating that such supermajority consent has been received to the participant following the expiration of the solicitation period, as the same may be extended.

The consents of each of the agents, who are the members of the subject LLCs, will become effective when they execute consents following receipt of the required consents of the participants. The consents of the participants in each participating group will become effective when the consents of the required number of participants are received, but not earlier than the time of completion of the procedure for buyouts and the 60th day after the beginning of the solicitation period.

The supervisor may extend on one or more occasions the solicitation period for one or more proposals for one or more subject LLCs without extending for other proposals or subject LLCs whether or not it has received approval for the consolidation proposal or the third-party portfolio proposal on expiration of the consent solicitation period.

If you do not submit a consent form, you will be counted as having voted “AGAINST” both the consolidation and the third-party portfolio proposal. If you submit a properly signed consent form but do not indicate how you wish to vote on the consolidation, the third-party portfolio, proposal or both, you will be counted as having voted “FOR” such proposal(s).

The consent form also includes a section which permits participants to elect whether to receive operating partnership units, Class A common stock and Class B common stock.

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CONSENT PROCEDURES FOR VOLUNTARY PRO RATA REIMBURSEMENT PROPOSAL

The consent form being distributed to you and the other participants also seeks to obtain your consent to the payment of a voluntary pro rata reimbursement to the supervisor and Peter L. Malkin, a principal of the supervisor for his or her pro rata share of all costs advanced, plus interest, incurred in connection with the legal proceedings required to remove and replace the former property manager and leasing agent.

If you return a signed consent form but fail to indicate whether you consent to or disapprove of the voluntary pro rata reimbursement program, you will be deemed not to have consented to the voluntary pro rata reimbursement program. If you fail to return a signed consent form by the end of the solicitation period, you will be deemed not to have consented to the voluntary pro rata reimbursement program.

The solicitation of consents for the voluntary pro rata reimbursement program will continue until the later of: (i)                  or (ii) such later date as the supervisor from time to time may select. At its discretion, the supervisor may elect to extend the solicitation period for such proposal. Any consent form will be effective provided that such consent form has been properly completed and signed if received by MacKenzie Partners, Inc., which the company hired to tabulate your votes, prior to 5:00 p.m. Eastern time, on                     , 2012, unless the supervisor extends the solicitation period for such proposal, and, in such case, the last day of such extended solicitation period.

Tabulation of Consents. An automated system administered by MacKenzie Partners, Inc. will tabulate the votes and consents. Abstentions will be tabulated with respect to the consolidation and other matters to be voted on. Abstentions will have the effect of a “DOES NOT CONSENT” vote with respect to the voluntary pro rata reimbursement program, as will the failure to return a consent form and broker nonvotes. Broker nonvotes are where a broker submits a consent but does not have authority to vote a participant’s participation interest in the proposal.

Revocability of Consent. You may withdraw or revoke your consent form at any time before the 60th day after the date of the prospectus/consent solicitation. A participant can withdraw or revoke his or her consent form by sending to MacKenzie Partners, Inc., the vote tabulator, (i) a written statement that he or she would like to withdraw or revoke his or her consent form, or (ii) a new consent form. Either MacKenzie Partners, Inc. or the supervisor will send to the participant a written acknowledgment that the participant’s consent has been changed promptly following receipt of a changed consent. You may call MacKenzie Partners, Inc. during the solicitation period to confirm that your changed vote has been received.

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U.S. FEDERAL INCOME TAX CONSIDERATIONS

Certain U.S. federal income tax considerations relating to the consolidation are discussed in the prospectus/consent solicitation under the heading “U.S. Federal Income Tax Considerations.”

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CONTRIBUTION AGREEMENT

by and among

Empire State Building Associates L.L.C.,

Empire State Realty OP, L.P.

and

Empire State Realty Trust, Inc.

Dated as of [                    ], 201[    ]

i

(continued)

EXHIBITS

A	Contributing Entities, Contributed Properties and Property Interests

B	Form of Contribution and Assumption Agreement

C	Form of Existing Loan Indemnity Agreement

D	Form of Tenant Estoppel

E	Form of Release

F	Form of Bargain and Sale Deed

G	Form of Lock-Up Agreement

H	Form of Articles

SCHEDULES

1.4	Excluded Assets

1.6	Excluded Liabilities

1.8	Calculation of Contributor Value

1.9	Capital Expenditures

ii

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (including all exhibits, hereinafter referred to as this “Agreement”) is made and entered into as [                    ], 201[    ] (the “Effective Date”) by and among Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”) and Empire State Building Associates L.L.C., a New York limited liability company (the “Contributor”). Terms used but not defined shall have the meanings ascribed to them in Section 7.1.

RECITALS

A.    The Operating Partnership desires to consolidate the ownership of (i) a portfolio of real properties (the “Contributed Properties”) owned by Contributor and other contributors (the “Other Contributors” and together with Contributor, the “Contributing Entities”) and (ii) Malkin Holdings LLC, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc. and Malkin Construction Corp. (collectively, the “Management Companies”), subject to the approval of the owners of the Contributing Entities and the Management Companies, through a series of transactions (the “Formation Transactions”) whereby the Operating Partnership intends to acquire, directly or indirectly, the right, title and interests (including fee interest, ground leasehold interests and operating leasehold interests, as applicable) of the Contributing Entities in the Contributed Properties as indicated on Exhibit A (the “Property Interests”). The Operating Partnership also desires to have an option to acquire the interests (the “Optional Property Interests”) owned by certain private entities (the “Optional Contributing Entities”) in the real properties (the “Optional Contributed Properties”) as indicated on Exhibit A, which may be exercised only after the final resolution of certain ongoing litigation with respect to the Optional Contributed Properties.

B.    The Formation Transactions will occur in conjunction with the proposed initial public offering (the “IPO”) of the Class A Common Stock of the Company, par value $0.01 per share (the “Class A Common Stock”). The Company will operate as a self-administered and self-managed real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”) and is the sole general partner of the Operating Partnership.

C.    Contributor is the holder of the Property Interest in the property known as the Empire State Building (the “Property”) as indicated on Exhibit A.

D.    Contributor desires to, and the Operating Partnership desires Contributor to, contribute to the Operating Partnership, all of Contributor’s Property Interest, free and clear of all Liens (other than Permitted Encumbrances), in exchange for Series ES limited partnership interests (the “OP Units”) in the Operating Partnership, shares of Class A Common Stock and/or shares of Class B Common Stock of the Company, par value $0.01 per share (the “Class B Common Stock,” together with the Class A Common Stock, the “Common Stock”) on the terms and subject to the conditions set forth in this Agreement (the “Consolidation Transaction”).

E.    Subject to the conditions set forth in this Agreement, Contributor will distribute the OP Units, the Class A Common Stock and/or the Class B Common Stock received in connection with the Consolidation Transaction to the holders of member, partner or profits interests (including the override interests currently held by the Supervisor or its successors), as applicable, of Contributor, and to the extent any member or partner is an agent for participants, such member or partner will distribute the consideration received to its participants, in accordance with the applicable Organizational Documents of Contributor and the elections made by such members, partners or participants, after taking into account the allocation to the Supervisor, its successors or other persons in respect of its distributions on its override interests. A holder of an override interest or a Participation Interest, as applicable, in a Contributing Entity is referred to in this Agreement individually as a “Participant” and collectively as the “Participants.”

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F.    The parties acknowledge that the Operating Partnership’s (i) acquisition of the Contributed Assets and the Assumed Agreements and (ii) assumption of the Assumed Liabilities is subject to the conditions set forth in this Agreement. Additionally, it is understood that the Operating Partnership or a Subsidiary thereof may acquire the Optional Property Interests and may acquire interests in additional properties with the proceeds of the IPO or otherwise.

G.    The parties acknowledge that in connection with the Formation Transactions, Anthony E. Malkin, Scott D. Malkin and Cynthia M. Blumenthal (the “Principals”), pursuant to that separate agreement among the Principals, the Company and the Operating Partnership (the “Representation, Warranty and Indemnity Agreement”), will indemnify, to the extent set forth therein, the Operating Partnership and the Company with respect to the breach of certain of the representations and warranties set forth in such agreement. Pursuant to a separate agreement among Anthony E. Malkin, Peter L. Malkin, the Company and/or the Operating Partnership (the “Tax Protection Agreement”), Anthony E. Malkin, Peter L. Malkin and each of their spouses and lineal descendents and those of Lawrence A. Wien (including spouses of such descendents), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing, certain other Affiliates and related parties of any of the foregoing, and a Participant in a privately-held Contributing Entity will receive protection from certain potential Tax consequences that could arise from transactions that may occur following the Formation Transactions.

H.    Pursuant to a Contribution Agreement entered into as of November 28, 2011, between the Company, the Operating Partnership and certain Persons affiliated with the Malkin Family Group (including the Supervisor) (individually, a “Malkin Family Contributor” and collectively, the “Malkin Family Contributors”), the Malkin Family Contributors agreed to contribute certain interests in the Contributor and certain of the Other Contributors to the Operating Partnership in exchange for OP Units and shares of Class B Common Stock of the Company, par value $0.01 per share (“Class B Common Stock”).

I.    Whereas, (i) the Company and the Operating Partnership have entered into separate contribution agreements with certain Participants in Contributor (the “Charitable Participants”) and the direct and indirect holders of the equity interests in such Charitable Participants, whereby each of the Company and the Operating Partnership has agreed to acquire immediately prior to the Closing hereunder from such Charitable Participants or such holders or transferees thereof that are Charitable Organizations (“Sellers”) the equity interests in such Charitable Participant or its Participation Interest, (ii) pursuant to such separate contribution agreements, the Operating Partnership will pay to the applicable Seller or its designee with respect to each such Charitable Participant the consideration under the applicable separate contribution agreement (which will be equal to the consideration such Charitable Participant would have been allocated and entitled to receive pursuant to the terms of this Agreement had it remained a Participant in Contributor, increased in certain cases by additional consideration relating to certain Participants’ exemption from New York City real estate transfer taxes applicable to the transfer) and will acquire the applicable Participation Interest or equity interests in each Charitable Participant, as the case may be, and (iii) after such acquisition, distributions from Contributor will be made in respect of the Participation Interests directly and indirectly transferred thereby, and the Company and/or the Operating Partnership, as the owner(s) of such Charitable Participants or Participation Interests, as the case may be, will be entitled to such distributions, except that each will assign to the applicable Seller the rights to receive distributions in respect of such Participation Interests as set forth in such separate contribution agreements.

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NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual undertakings set forth below, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

TERMS OF AGREEMENT

ARTICLE 1.

CONTRIBUTION

Section 1.1    Contribution of Property Interest and Other Assets. At the Closing and subject to the terms and conditions contained in this Agreement, Contributor shall contribute, transfer, assign, convey and deliver to the Operating Partnership, and the Operating Partnership shall acquire and accept the following (other than Excluded Assets): (a) its Property Interest in the Property together with all easements and other rights appurtenant thereto and (b) all right, title and interest held directly or indirectly by Contributor in (i) all Fixtures and Personal Property related to the Property, if any, (ii) all intangible personal property now or hereafter used in connection with the operation, ownership, maintenance, management or occupancy of the Property, if any (together with the Fixtures and Personal Property the “Contributed Assets”) and (iii) all agreements and arrangements related to the Property, if any, to which Contributor is a party, directly or indirectly, including without limitation, (A) all leases, licenses, tenancies, possession agreements and occupancy agreements (excluding subleases entered into by tenants of the Property, as sublandlord, if any) (“Leases”), if any, (B) all service, equipment, franchise, operating, management, parking, supply, utility and maintenance agreements relating to the Property (in each case, other than such agreements entered into by tenants, if any) and (C) all other agreements to which Contributor is a party (all such agreements, collectively, the “Assumed Agreements”), in each case unless specified as an Excluded Asset in this Agreement and, in each case, free and clear of any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), other charge or security interest or any preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Lien), other than Permitted Encumbrances. The contribution of the Contributed Assets and the Assumed Agreements, if any, and the assumption of all obligations thereunder, shall be evidenced by the Contribution and Assumption Agreement in the form attached hereto as Exhibit B (the “Contribution and Assumption Agreement”).

Section 1.2    Designation of Assignee. The Company and the Operating Partnership reserve the right, by written notice to Contributor, to reallocate the Property Interest and any other Contributed Assets slated for acquisition by the Operating Partnership in the Consolidation Transaction, such that the Property Interest and any such Contributed Assets will instead be contributed to and acquired by the Company or any Subsidiary of the Company or the Operating Partnership and such entity will assume the obligations of the Operating Partnership under this Agreement (including all liabilities related to the Contributed Assets and Assumed Agreements); provided that such reallocation does not adversely affect the Tax treatment of the Consolidation Transaction contemplated herein to any party hereto.

Section 1.3    Alternate Transaction. In the event that the Operating Partnership determines that a structure change is necessary, advisable or desirable, the Operating Partnership, may elect, in its sole and absolute discretion, to effect an Alternate Transaction, provided that the Requisite Consent would be sufficient to approve such Alternate Transaction. In such event, Contributor (i) hereby agrees and consents to such election without the need for the Operating Partnership to seek any further consent or action from Contributor or any Participant in Contributor and (ii) shall, and to the extent practicable, shall cause its Participants and, if applicable, its Subsidiaries to, enter into and perform any agreements as shall be necessary to consummate such Alternate Transaction. Notwithstanding the foregoing, the Supervisor (on behalf of Contributor) may elect, in its sole discretion, to effect an actual or de facto recapitalization of the Contributor provided that such recapitalization does not change the consideration a Participant in Contributor would receive or the anticipated Tax consequences of the Consolidation Transaction to a Participant in Contributor.

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Section 1.4    Excluded Assets. Notwithstanding the foregoing, the parties expressly acknowledge and agree that all assets and properties of Contributor set forth on Schedule 1.4 shall be deemed “Excluded Assets” and not be contributed, transferred, assigned, conveyed or delivered to the Operating Partnership pursuant to this Agreement, and the Operating Partnership shall not have any rights or obligations with respect thereto. On or prior to the Closing, Contributor must distribute to its Participants all of its cash (excluding from distributable cash (a) any reserves on deposit with lenders for escrow accounts, (b) amounts attributable to prepayments of more than thirty-five (35) days of rent, management fees, other income streams or expense reimbursements, (c) amounts held by Contributor as security deposits or amounts otherwise required to be reserved by Contributor pursuant to existing agreements with third parties and (d) cash in addition to the foregoing, if any, required to maintain a normalized level (as determined in good faith by the Supervisor) of Net Working Capital of Contributor (determined based on the most recent quarterly financial statement of Contributor)) to its Participants in accordance with the provisions of the applicable Organizational Documents of Contributor (such assets being deemed part of the definition of “Excluded Assets”); provided, however, that other than the distributions by Contributor and actions taken in connection with the Consolidation Transaction, Contributor has not since the date hereof taken, and shall not take, any action other than actions in the ordinary course consistent with past practice to increase current assets or reduce current liabilities, including by increasing long-term liabilities, decreasing long-term assets, changing reserves or otherwise. The Operating Partnership agrees and acknowledges that none of the Excluded Assets, nor any right, title or interest of Contributor or any Participant therein, shall be deemed to constitute a part of the assets and liabilities contributed to the Operating Partnership, and that such assets and liabilities will be retained by Contributor at the Closing. The Operating Partnership agrees and acknowledges that Contributor must transfer or distribute the Excluded Assets to its Participants at any time and from time to time prior to or after the Closing and no such transfer or distribution shall be deemed to violate or breach any provision under this Agreement or any other documents contemplated hereby.

Section 1.5    Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Operating Partnership shall assume from Contributor (or acquire the Property Interest subject to) and thereafter pay, perform or discharge in accordance with their terms all of the liabilities of Contributor other than the Excluded Liabilities, if any (the “Assumed Liabilities”).

Section 1.6    Excluded Liabilities. Notwithstanding the foregoing, the parties expressly acknowledge and agree that neither the Company nor the Operating Partnership shall assume or agree to pay, perform or otherwise discharge (and shall not acquire the Property Interest subject to) any liabilities, obligations or other expenses of Contributor as to the liabilities of Contributor set forth on Schedule 1.6 or arising out of or relating to the Excluded Assets (the “Excluded Liabilities”), and such Excluded Liabilities shall not be contributed, transferred, assigned, conveyed or delivered to the Company or the Operating Partnership pursuant to this Agreement or deemed to be acquired by the Company or Operating Partnership with the Property Interest and neither the Company nor the Operating Partnership shall have any rights or obligations with respect thereto.

Section 1.7    Existing Loans.

(a)    The Property is encumbered with certain financing as set forth on Section 3.3(q) of the Disclosure Letter (each an “Existing Loan” and collectively the “Existing Loans”). Such notes, mortgages, deeds of trust and all other documents or instruments evidencing, governing or securing such Existing Loans, including any financing statements, and any amendments, consolidations, restatements, modifications and assignments of the foregoing, shall be referred to, collectively, as the “Existing Loan Documents.” Each Existing Loan shall be considered a “Permitted Encumbrance” for purposes of this Agreement. With respect to each Existing Loan, the Operating Partnership at its election shall either (i) assume the Existing Loan at the Closing (subject to obtaining any necessary consents from the lender related to such Existing Loan (in each case a “Lender” and collectively the “Lenders”) prior to Closing), (ii) take title to the Property Interest subject to the lien of the applicable Existing Loan Documents or (iii) cause the Existing Loan to be refinanced or repaid in connection with the Closing; provided, however, that if the Operating Partnership elects to proceed under clauses (i) or (ii) of this sentence with respect to an Existing Loan, the Operating

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Partnership nonetheless, at its sole discretion, may cause such Existing Loan to be refinanced or repaid after the Closing. Contributor acknowledges that, from the date of the initial filing of the registration statement on Form S-11 (the “Initial Filing Date”) in connection with the IPO, it shall use its commercially reasonable efforts to facilitate (or, in the case that Contributor is not the borrower under such Existing Loan under which the Property is mortgaged, cooperate with the borrower under each Existing Loan to), within ninety (90) days from the Initial Filing Date, the consent of the Lender to the assumption of each such Existing Loan by the Operating Partnership or any of its Subsidiaries which the Operating Partnership or any of its Subsidiaries intends to assume at the Closing. In addition, Contributor and the Operating Partnership shall use commercially reasonable efforts to cause each Lender related to those Existing Loans which the Operating Partnership intends to assume or take subject to at the Closing, at or before the Closing, to deliver evidence of such Lender’s release of Contributor, the Principals and each of their respective Affiliates from any liability in respect of obligations first arising on or after the Closing Date pursuant to any recourse obligations, guarantees, indemnification agreements, letters of credit posted as security or other similar obligations (the “Existing Loan Release”). In the absence of such Existing Loan Release, at or before the Closing, the Operating Partnership shall enter into an indemnification agreement in substantially the form attached hereto as Exhibit C (the “Existing Loan Indemnity Agreement”) with respect to any obligation under the Existing Loan Documents of Contributor, each of the Principals and each of their respective Affiliates.

(b)    In connection with the assumption of each Existing Loan or the taking of title to the Property Interest subject to the lien of the applicable Existing Loan Documents at the Closing or refinancing or payoff of an Existing Loan or release of any mortgage encumbering the Property after the Closing, as applicable, the Operating Partnership shall bear and be responsible for any assumption fee or prepayment premium, or other penalty or charge assessed by the applicable Lender pursuant to the Existing Loan Documents and associated with such assumption, refinancing or payoff prior to maturity or release, as applicable, and all other fees, charges, costs and expenses of any nature whatsoever, including without limitation, reasonable attorneys’ fees, incurred by or on behalf of Contributor in connection therewith (collectively, “Existing Loan Fees”), and shall indemnify and hold harmless Contributor, the Principals and each of their respective Affiliates from and against any liability under the Existing Loans arising from and after the Closing (including by reason of the failure to have obtained any necessary consents from each applicable Lender prior to Closing) and any Existing Loan Fees. Nothing contained in this Agreement shall preclude the Operating Partnership from reducing or increasing the indebtedness secured by the Property Interest below or above the amount outstanding on the Existing Loans in connection with any refinancing which may occur concurrently with or after Closing. Contributor shall use commercially reasonable efforts along with the Operating Partnership in seeking to obtain approval of the assumption of an Existing Loan or in beginning the process for any refinancing or a payoff of an Existing Loan (such as, without limitation, requesting a payoff statement and estoppel from the holder(s) of such Existing Loan), as applicable. Nothing contained in this Agreement shall be deemed to affect any limitation on the Operating Partnership’s ability to reduce the amount of indebtedness secured by the Property Interest pursuant to the terms of the Tax Protection Agreement.

Section 1.8    Consideration.

(a)    On the Closing Date, the Operating Partnership shall, in exchange for the transfer of the Property Interest and the other Contributed Assets, and the assumption of the Assumed Liabilities and the Assumed Agreements of Contributor to the Operating Partnership, issue to Contributor a number of OP Units, transfer to Contributor a number of shares of Class A Common Stock and/or shares of Class B Common Stock with an aggregate value equal to Contributor’s “Value” (as determined in accordance with Schedule 1.8) (such amount being Contributor’s “Total Consideration”). The number of OP Units, of Class A Common Stock and/or shares of Class B Common Stock to be allocated to Contributor shall be determined in accordance with its Participants’ election of OP Units, shares of Class A Common Stock and/or shares of Class B Common Stock pursuant to Contributor’s Prospectus/Consent Solicitation Statement (the “Consent Solicitation”) to be provided to each Participant in Contributor to consent to the Consolidation Transaction.

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(i)    As soon as practicable after the Closing Date, the Contributor shall distribute to its Participants, including the Operating Partnership with respect to Participation Interests and overrides contributed to the Operating Partnership by the Malkin Family Contributors, the OP Units, shares of Class A Common Stock and/or shares of Class B Common Stock to which they are entitled pursuant to this Agreement, the applicable Organizational Documents and the Consent Solicitation. Under and subject to the terms of the Consent Solicitation, each Participant in Contributor may be offered the right to elect to receive as a distribution in respect of its Participation Interests upon the consummation of the Consolidation Transaction and the closing of the IPO, instead of all or any portion of the OP Units attributable to it, (A) an equal number of shares of Class A Common Stock, (B) one share of Class B Common Stock for every 50 OP Units such Participant would otherwise receive in the Consolidation Transaction (i.e., such Participant would receive one share of Class B Common Stock and 49 OP Units) or (C) a combination of the foregoing, subject to the limitations set forth in the Consent Solicitation. The number of shares of OP Units to be allocated to Contributor would be reduced by the number of shares of Class A Common Stock and shares of Class B Common Stock to be received by Contributor on behalf of its Participants in lieu of OP Units.

(ii)    No fractional shares of OP Units or Common Stock shall be issued to a Participant pursuant to this Agreement. If aggregating all OP Units or shares of Common Stock that a Participant in Contributor otherwise would be entitled to receive as a result of the Consolidation Transaction would require the issuance of a fractional OP Units or a fractional share of Common Stock, in lieu of such fractional OP Unit or fractional share of Common Stock, the Participant shall be entitled to receive one OP Unit or one share of Common Stock for each OP Units or fractional share of Common Stock of 0.50 or greater. Neither the Operating Partnership nor the Company will issue an OP Unit or share of Common Stock for any fractional share of Class A Common Stock of less than 0.50.

(iii)    As soon as practicable following the determination of the IPO Price and prior to the Closing, all calculations relating to Contributor’s Total Consideration shall be performed in good faith by, or under the direction of, the Company and the Operating Partnership, and, absent manifest error, shall be final and binding upon Contributor and its Participants.

(b)    The parties acknowledge that the transfer to Contributor (for distribution to its Participants) pursuant to this Section 1.8 of (i) OP Units shall be evidenced by an amendment (the “Amendment”) to the OP Agreement admitting Participants receiving OP Units hereunder as limited partners of the OP Partnership and (ii) Common Stock shall be evidenced through the electronic registration of such Common Stock with the Depository Trust Company, a New York corporation (“DTC Registered REIT Stock”), in such names as Contributor shall direct, based on instructions from its Participants receiving shares of Common Stock hereunder, except that the Class B Common Stock may be evidenced in a different form to be determined by the Company. Each Participant in Contributor that will receive OP Units shall be instructed to execute, in connection with its consent to the transactions contemplated by this Agreement, an agreement to become a party to and be bound by the OP Agreement. Contributor may withhold distribution of any OP Units to any of its Participants until such Participant executes an agreement to become a party to and be bound by the OP Agreement.

(c)    On the Closing Date:

(i)    The Total Consideration shall be increased by the amount by which any Net Working Capital (determined based on the most recent quarterly financial statement of Contributor) remaining after the cash distributions to Participants in Contributor described in Section 1.4 exceeds the normalized level of Net Working Capital for Contributor, as determined in good faith by the Supervisor.

(ii)    The Total Consideration shall be decreased by the amount by which any Net Working Capital (determined based on the most recent quarterly financial statement of Contributor) remaining after the cash distributions to Participants in Contributor described in Section 1.4 is less than the normalized level of Net Working Capital for Contributor, as determined in good faith by the Supervisor.

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Section 1.9    Tax Treatment.

(a)    So long as some portion of the Total Consideration is in the form of OP Units, the parties intend and agree that the Consolidation Transaction, for U.S. federal income tax purposes, shall constitute an “assets over” partnership merger within the meaning of Treasury Regulation Section 1.708-1(c)(3)(i) and, as a result, that (i) any distribution of Common Stock to a Participant in Contributor who receives solely Common Stock in the Consolidation Transaction shall be treated as a sale by such Participant of its Participation Interest in Contributor and a purchase by the Operating Partnership of such Participation Interest for the Common Stock received by such Participant in accordance with Treasury Regulation Section 1.708-1(c)(4) and (ii) any distribution of Common Stock to a Participant in Contributor who receives a combination of OP Units and Common Stock in the Consolidation Transaction shall be treated (a) as a reimbursement of capital expenditures under Treasury Regulation Section 1.707-4(d), to the extent that the fair market value of such Common Stock does not exceed such Participant’s proportionate share of the capital expenditures of the Contributor as of the Closing Date to be specified on Schedule 1.9 (which shall be provided on or prior to the Closing Date) and (b) as a sale by such Participant of its Participation Interest in Contributor and a purchase by the Operating Partnership of such Participation Interest in accordance with Treasury Regulation Section 1.708-1(c)(4), to the extent (if any) that the fair market value of such Common Stock exceeds such Participant’s proportionate share of the capital expenditures of the Contributor as of the Closing Date to be specified on Schedule 1.9 (which shall be provided on or prior to the Closing Date). At or prior to the Closing Date, the parties will agree to a revision of Schedule 1.9 reflecting the capital expenditures that each Contributing Entity will have incurred as of the Closing Date. Each such Participant who accepts such Common Stock explicitly agrees to the treatment described in the preceding clauses (i) and (ii) as a condition to receiving such Common Stock. The portion of any transfer, assignment and exchange of Property Interests for OP Units by Contributor effectuated pursuant to this Agreement shall constitute a “Capital Contribution” by Contributor to the Operating Partnership pursuant to Article IV of the OP Agreement and is intended to be treated, for U.S. federal income tax purposes, as a contribution to a partnership pursuant to Section 721 of the Code.

(b)    Contributor and the Operating Partnership hereby agree to the U.S. federal income tax treatment described in this Section 1.9, and Contributor and the Operating Partnership shall not maintain a position on their respective U.S. federal income tax returns or otherwise that is inconsistent therewith.

(c)    The Company and the Operating Partnership shall be entitled to deduct and withhold from any portion of the Total Consideration to be distributed to a Participant in Contributor such amount as it is required to deduct and withhold from such payment under the Code or any provision of U.S. federal, state, local or foreign Tax Law. To the extent that amounts are withheld by the Company or the Operating Partnership, such amounts shall be treated for all purposes of this Agreement as having been paid to such Participant or Contributor in respect of which such deduction and withholding was made by the Company or the Operating Partnership.

Section 1.10    Term of Agreement. If the Closing does not occur by December 31, 2014 or such earlier time as the Company determines not to proceed with the IPO (the “Termination Date”), this Agreement shall be deemed terminated and shall be of no further force and effect and none of the Company, the Operating Partnership or Contributor shall have any further obligations hereunder except as specifically set forth in this Agreement.

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ARTICLE 2.

CLOSING

Section 2.1    Conditions Precedent.

(a)    Condition to Each Party’s Obligations. The obligations of each party to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver of the following conditions:

(i)    The requisite consent of the Participants in Contributor as set forth on Section 3.3(l) of the Disclosure Letter (the “Requisite Consent”) approving the Consolidation Transaction shall have been obtained. This condition may not be waived by any party;

(ii)    The Company’s registration statement on Form S-11 to be filed after the date hereof with the Securities and Exchange Commission (the “SEC”) shall have become effective under the Act. This condition may not be waived by any party;

(iii)    The Company’s registration statement on Form S-11 shall not be the subject of any stop order or proceeding by the SEC seeking a stop order;

(iv)    The Company’s registration statement on Form S-4 shall not be the subject of any stop order or proceeding by the SEC seeking a stop order;

(v)    The Company shall have received, substantially concurrently with Closing hereunder, the gross proceeds from the IPO less total Underwriting Discount. This condition may not be waived by any party;

(vi)    The consent of the Lenders to the assumption by the Operating Partnership or any of its Subsidiaries of those Existing Loans by the Operating Partnership or any of its Subsidiaries which the Operating Partnership or any of its Subsidiaries intends to assume at the Closing or to the taking of title to the Property Interest subject to the lien of the applicable Existing Loan Documents, as the case may be;

(vii)    All necessary consents and approvals of Governmental Authorities or third parties (other than the Lenders) for Contributor to consummate the transactions contemplated hereby (except for those the absence of which would not have a material adverse effect on the ability of Contributor to consummate the transactions contemplated by this Agreement) shall have been obtained and to the extent the consent or approval of the ground lessor of the Property is required for Contributor to consummate the transactions contemplated hereby, such consent or approval shall have been obtained without qualification as to materiality;

(viii)    No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment or restraining order shall have been enacted, issued, entered, promulgated or enforced by any court of competent jurisdiction or Governmental Authority that prohibits the consummation of the transactions contemplated hereby (which condition may not be waived by any party), nor shall any proceeding brought by a Governmental Authority of competent jurisdiction be pending that seeks the foregoing;

(ix)    The closing of the contributions with respect to Empire State Building Company L.L.C. pursuant to the Formation Transactions shall have occurred simultaneously with the Closing; and

(x)    The IPO Closing (as defined herein) shall have occurred simultaneously with the Closing (or the Closing shall occur prior to, but conditioned upon the immediate subsequent occurrence of, the IPO Closing) and the Class A Common Stock and OP Units shall have been approved for listing on the New York Stock Exchange or another national securities exchange, subject only to official notice of issuance. This condition may not be waived by any party.

(b)    Conditions to Obligations of the Company and the Operating Partnership. The obligations of the Company and Operating Partnership to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver of the following conditions (it being understood that the provisions of Section 2.1(a) and this Section 2.1(b) shall be the only conditions to the obligations of the Company and the Operating

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Partnership and that, without limiting Contributor’s duties, covenants or obligations expressed elsewhere in this Agreement, the provisions of Section 2.1(a) and this Section 2.1(b) shall be only conditions to Closing and shall not independently create any additional covenants on the part of Contributor):

(i)    Except as would not have a Material Adverse Effect (as defined in clause (i) of such defined term), the representations and warranties of Contributor contained in this Agreement, as well as those of the Principals contained in the Representation, Warranty and Indemnity Agreement, shall be true and correct at the Closing Date as if made again at that time (except to the extent that any representation or warranty speaks as of an earlier date, in which case it must be true and correct only as of that earlier date);

(ii)    Contributor shall have performed in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(iii)    Subject to the provisions of Article 6, there shall not have occurred between the date hereof and the Closing Date any material adverse change in the assets, business, financial condition or results of operation of Contributor and its Subsidiaries and the Property, taken as a whole. It is understood that no material adverse change shall occur by reason of general economic conditions or economic conditions affecting the real estate market generally;

(iv)    [Intentionally Omitted];

(v)    There shall not have been a bankruptcy or similar insolvency proceeding with respect to Contributor; provided that the Company and the Operating Partnership shall have the right to elect to proceed with any Formation Transaction with respect to any Other Contributor that is not the subject of such proceeding;

(vi)    Contributor, directly or through the Attorney-in-Fact, shall have executed and delivered to the Operating Partnership the documents to which it is a party which are required to be delivered pursuant to Sections 2.3 and 2.4 hereof;

(vii)    A reputable title insurance company as selected by the Supervisor (the “Title Company”) shall have irrevocably issued a Title Policy to the Operating Partnership or a Subsidiary thereof, as fee owner of the Property, effective as of the Closing, with respect to the Property containing exceptions only for Permitted Encumbrances;

(viii)    Contributor shall have used commercially reasonable efforts to deliver to the Operating Partnership estoppel certificates from (A) the tenants leasing at least ten percent (10%) of space within the Property (the “Tenant Estoppels”) which estoppels shall be substantially in the form of Exhibit D, or otherwise in the form required under such tenants’ respective Lease, and (B) any third-party ground lessors with respect to the Property (the “Ground Lease Estoppels”), which estoppels shall be in form and substance reasonably satisfactory to the Operating Partnership;

(ix)    Anthony E. Malkin, Peter L. Malkin, the Company and the Operating Partnership shall have entered into the Tax Protection Agreement; and

Any or all of the foregoing conditions may be waived by the Operating Partnership (on its behalf and on behalf of the Company) in its sole and absolute discretion.

(c)    Conditions to Obligations of Contributor. The obligations of Contributor to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver of the following conditions (it being understood that the provisions of Section 2.1(a) and this Section 2.1(c) shall be the only conditions to the obligations of Contributor and that, without limiting any of the Company’s or the Operating Partnership’s duties, covenants or obligations expressed elsewhere in this Agreement, the provisions of Section 2.1(a) and this Section 2.1(c) shall be only conditions to Closing and shall not independently create any additional covenants of the Company or the Operating Partnership):

(i)    Except as would not have a Material Adverse Effect (as defined in clause (ii) of such defined term), the representations and warranties of each of the Operating Partnership and the Company

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contained in this Agreement shall be true and correct at the Closing Date as if made again at that time (except to the extent that any representation or warranty speaks as of an earlier date, in which case it must be true and correct only as of that earlier date);

(ii)    The Company and the Operating Partnership shall have performed in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date; and

(iii)    The Company and the Operating Partnership each shall have executed and delivered to Contributor the documents required to be delivered pursuant to Sections 2.3 and 2.4 hereof.

Section 2.2    Time and Place; Closing, Closing and IPO Closing. Unless this Agreement shall have been terminated pursuant to Section 1.10, and subject to the satisfaction or waiver of the conditions in Section 2.1, the closing of the transactions contemplated hereunder (the “Closing” or “Closing Date”) shall occur concurrently with (or prior to, but conditioned upon the immediate subsequent occurrence of) the IPO Closing. The Closing shall take place at the offices of Clifford Chance US LLP or such other place as determined by the Company in its sole discretion. The date, time and place of the consummation of the IPO, which shall occur concurrently with or immediately following the Closing, shall be referred to in this Agreement as the “IPO Closing.”

Section 2.3    Closing Deliveries. On the Closing Date, the parties shall make, execute, acknowledge and deliver, or cause to be made, executed, acknowledged and delivered, through the Power of Attorney or the Attorney-in-Fact (described in Article 5 hereof), the legal documents and items required to be executed or delivered in connection with the Closing (collectively the “Closing Documents”) to which it is a party or for which it is otherwise responsible that are necessary to carry out the intention of this Agreement and the other transactions contemplated to take place in connection therewith. The Closing Documents and other items to be delivered at the Closing shall be the following:

(a)    The Contribution and Assumption Agreement in the form attached hereto as Exhibit B;

(b)    The OP Agreement and the Articles;

(c)    The Amendment or other evidence of the transfer of OP Units to Contributor and by Contributor to its Participants

(d)    Evidence of the DTC Registered REIT Stock, which shall bear substantially the legend set forth in the Articles or a written statement of information that the Company will furnish a full statement about certain restrictions on transferability to a stockholder as set forth in the Articles on request and without charge;

(e)    An affidavit from Contributor (or, if Contributor is a disregarded entity within the meaning of Section 1.1445-2(d)(2)(iii), the sole owner of Contributor for such purposes) of non-foreign status satisfying the requirements of Treasury Regulations section 1.1445-2(b)(2);

(f)    The release executed by Operating Partnership and the Company in favor of the employees and Affiliates of the Supervisor in the form attached hereto as Exhibit E;

(g)    A copy of the most recent as-built survey of the Property, if any;

(h)    Any other documents that are in the possession of Contributor or which can be obtained through Contributor’s reasonable efforts which are reasonably requested by the Company or the Operating Partnership or that are reasonably necessary or desirable to assign, transfer, convey, contribute and deliver the Property Interest of Contributor directly, free and clear of all Liens (other than the Permitted Encumbrances) and effectuate the transactions contemplated hereby, including, without limitation, and only to the extent applicable, grant deeds (if transferred directly), assignments of ground leases, air space leases and space leases, bills of sale, general assignments and all state and local transfer Tax returns and any filings with any applicable governmental jurisdiction in which the Operating Partnership is required to file its partnership documentation or the recording of deeds or other Property Interest transfer documents is required;

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(i)    An assignment of a bargain and sale deed in substantially the form attached as Exhibit F, or in such form as is customary in the applicable jurisdiction which the Title Company shall require in order to issue the Title Policies;

(j)    A standard owner’s affidavit executed by Contributor to the extent necessary to enable the Title Company to issue to the Operating Partnership or its Subsidiary, effective as of the Closing, with respect to the Property, either (i) an ALTA extended coverage owner’s or leasehold policy of title insurance (in current form), with such endorsements thereto as the Operating Partnership may reasonably request (including, without limitation, non-imputation endorsements) or (ii) such endorsements to the currently held owner’s or leasehold policy of title insurance for the Property as the Operating Partnership may reasonably request (including, without limitation, date-down, “Fairway” and co-insurance endorsements), in either event with coverage for the Property equal to the an amount reasonably acceptable to the Operating Partnership, and with a tie-in endorsement with respect to all Contributed Properties located in any state for which such tie-in endorsements can be issued for an owner’s or leasehold policy of title insurance, and levels of reinsurance for the Property as reasonably acceptable to the Operating Partnership, insuring fee simple and/or leasehold title (as applicable) to all real property and improvements comprising the Property in the name of the Operating Partnership (or a Subsidiary thereof, as the Operating Partnership may designate), subject only to the Permitted Encumbrances (collectively, the “Title Policies”);

(k)    The Operating Partnership and the Company on the one hand and Contributor on the other hand shall provide to the other a certified copy of all appropriate corporate resolutions or partnership or limited liability company actions authorizing the execution, delivery and performance by the Operating Partnership and the Company (if so requested by Contributor) and Contributor (if so requested by the Operating Partnership or the Company) of this Agreement, any related documents and the documents listed in this Section 2.3;

(l)    Any Tenant Estoppels, any Ground Lease Estoppels and any other tenant estoppel certificates, in each case, to the extent obtained by the Contributor in accordance with Section 2.1(b)(viii);

(m)    The Operating Partnership and the Company on the one hand and Contributor on the other hand shall provide to the other a certification regarding the accuracy in all material respects of each of their respective representations and warranties in this Agreement at the Closing Date (except to the extent that any representation or warranty speaks as of an earlier date, in which case it must be true and correct only as of that earlier date and except for such representations and warranties that are qualified by materiality or Material Adverse Effect, which representations and warranties shall be certified as being accurate in all respects);

(n)    Any books, records and Organizational Documents relating to Contributor that are in the possession of Contributor or which can be obtained through Contributor’s reasonable efforts;

(o)    (i) All documents reasonably required by a Lender in connection with the assumption or prepayment of an Existing Loan at or prior to Closing and (ii) the Existing Loan Release or the Existing Loan Indemnity Agreement in substantially the form attached hereto as Exhibit C (unless such Existing Loans are repaid at or prior to Closing), as applicable, in each case, duly executed by the applicable party; and

(p)    An assignment of Excluded Assets from the Company, the Operating Partnership or a Subsidiary, as applicable, in favor of Contributor, to achieve the distributions contemplated under Section 1.4, if applicable.

Section 2.4    IPO Closing Deliveries. At the IPO Closing, (a) the Closing Documents shall be delivered to the applicable parties, and the Closing shall be deemed to have occurred (if such Closing has not otherwise occurred immediately prior thereto), and (b) the parties shall make, execute, acknowledge and deliver, or cause to be made, executed, acknowledged and delivered through the Attorney-in-Fact, the legal documents and other items (collectively the “IPO Closing Documents”) to which it is a party or for which it is otherwise responsible that are necessary to carry out the intention of this Agreement and the other transactions contemplated to take place in connection therewith, which IPO Closing Documents and other items shall be the following:

(i)    The Registration Rights Agreement, substantially in the form attached hereto as Exhibit G (the “Registration Rights Agreement”);

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(ii)    Lock-up Agreement, signed by or on behalf of Contributor and the Participants in Contributor, except to the extent that Contributor agrees not to distribute shares of Common Stock or OP Units to a Participant that has not executed a Lock-up Agreement, substantially in the form attached hereto as Exhibit H (“Lock-up Agreement”), and which shall have been executed and delivered concurrently with the execution and delivery of this Agreement;

(iii)    The Representation, Warranty and Indemnity Agreement and the Escrow Agreement;

(iv)    The Tax Protection Agreement; and

(v)    If requested by the Operating Partnership, a certified copy of all appropriate corporate or limited liability company resolutions or partnership actions, as applicable, authorizing the execution, delivery and performance by Contributor of this Agreement and any related documents and the documents listed in this Section 2.4.

Section 2.5    Closing Costs. Without limitation on and subject to Section 1.9(c), the Company and the Operating Partnership shall be responsible for (a) any and all documentary transfer, stamp, filing, recording, conveyance, intangible, sales and other similar Taxes incurred in connection with the transactions contemplated hereby, (b) all escrow fees and costs, (c) the costs of any Title Policy, surveys, appraisals, environmental, physical and financial audits and the costs of any other examinations, inspections or audits of the Property, (d) any and all assumption, prepayment or other fees, penalties or amounts due and payable in connection with the discharge and satisfaction or the assumption of any Existing Loan, (e) any costs associated with any new financing, including any application and commitment fees or the costs of such new lender’s other requirements, (f) its own and Contributor’s attorneys’ and advisors’ fees, charges and disbursements, including without limitation, any hourly rate fees paid to the Supervisor for services not included in the basic supervisory fees, (g) any out-of-pocket costs or fees relating to the Consent Solicitation (including, without limitation, the costs of printing and mailing the Consent Solicitation and the fees of the proxy solicitor) or associated with any approvals or deliverable items contemplated hereunder, including, without limitation, consents, waivers, assignments and assumptions, (h) any costs or fees relating to the winding up of Contributor, including the preparation and filing of final Tax returns, (i) all other costs and expenses it and Contributor have incurred in connection with the transactions contemplated hereby or the IPO and (j) all costs and expenses incident to this Agreement, the other documents contemplated by this Agreement and the documents and transactions contemplated hereby or thereby, and not specifically described above. The parties acknowledge and agree that, to the extent any of the foregoing for which the Company and the Operating Partnership are responsible pursuant to this Section 2.5 have been paid by Contributor prior to Closing, Contributor shall provide the Company and the Operating Partnership a schedule thereof together with reasonable evidence of payment thereof and the Company and the Operating Partnership shall be responsible for the reimbursement to Contributor therefor incurred at or prior to Closing. The provisions of this Section 2.5 shall survive the Closing. In the event that the Closing does not occur, each Contributing Entity shall be responsible for its allocable portion of such costs and expenses incurred prior to the date that this Agreement terminates in accordance with the terms hereof.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES

Section 3.1    Representations and Warranties with Respect to the Company and the Operating Partnership. The Operating Partnership and the Company hereby jointly and severally represent and warrant to Contributor as set forth below in this Section 3.1, which representations and warranties are true and correct as of the date hereof:

(a)    Organization; Authority.

(i)    The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the

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transactions contemplated hereby or thereby, and to own, lease and/or operate its property, as applicable, and its other assets, and to carry on its business as presently conducted. The Company, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii)    The Operating Partnership is a limited partnership duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the transactions contemplated hereby or thereby, and to own, lease and/or operate its property, as applicable, and its other assets, and to carry on its business as presently conducted. The Operating Partnership, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Due Authorization. The execution, delivery and performance by the Company and the Operating Partnership of this Agreement and each other agreement or document contemplated by this Agreement to which it is a party have been duly and validly authorized by all necessary actions required of the Company and the Operating Partnership, respectively. This Agreement and each other agreement or document contemplated by this Agreement executed and delivered by or on behalf of the Company and the Operating Partnership constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of the Company and the Operating Partnership, respectively, each enforceable against the Company and the Operating Partnership, respectively, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)    Litigation. There is no action, suit or proceeding pending or, to the Company’s or the Operating Partnership’s Knowledge, threatened against the Company, the Operating Partnership or any of its Subsidiaries which, if adversely determined, would, individually or together with all such other actions, reasonably be expected to have a Material Adverse Effect. As of the date hereof, there is no action, suit or proceeding pending or, to the Company’s or the Operating Partnership’s Knowledge, threatened against the Company, the Operating Partnership or any of its Subsidiaries which challenges or impairs the ability of the Company, the Operating Partnership or any of its Subsidiaries to execute, deliver or perform its obligations under any of the Closing Documents or to consummate the transactions contemplated hereby and thereby.

(d)    Consents and Approvals. Assuming the accuracy of the representations and warranties of Contributor made hereunder, no consent, order, waiver, approval or authorization of, or registration, qualification, designation, declaration or filing with, any Person or Governmental Authority or under any applicable Laws (each, a “Consent”) is required to be obtained by the Company, the Operating Partnership or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other agreement or document contemplated by this Agreement to which the Company or the Operating Partnership is a party, or any agreements or transactions contemplated hereby or thereby, except for those consents, orders, waivers, approvals, authorizations, registrations, qualifications, designations, declarations or filings, the failure of which to obtain or to file, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)    No Violation. Assuming the accuracy of the representations and warranties of Contributor made hereunder, none of the execution, delivery or performance by the Company or the Operating Partnership of this Agreement or any other agreement or document contemplated by this Agreement to which the Company or the Operating Partnership is a party, or any agreement or transaction contemplated hereby or thereby or the consummation of the Consolidation Transaction contemplated hereby between the parties to this Agreement does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or

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constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (i) the Organizational Documents of the Company and the Operating Partnership, (ii) any agreement, document or instrument to which the Company or the Operating Partnership is a party thereto or (iii) any term or provision of any judgment, order, writ, injunction, or decree binding on the Company or the Operating Partnership, except for, in the case of clause (ii) or (iii), any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)    OP Units and Common Stock. The OP Units and the Common Stock, when issued and delivered in accordance with the terms of this Agreement for the consideration described in this Agreement, will have been (i) duly authorized by the Company or the Operating Partnership, as applicable, and when issued against the consideration therefor, will be validly issued by the Company or the Operating Partnership, respectively, (ii) fully paid and non-assessable (with respect to the Common Stock), (iii) not subject to preemptive or similar rights created by statute or any agreement to which the Company or the Operating Partnership is a party or by which it is bound and (iv) free and clear of all Liens created by the Company or the Operating Partnership (other than Liens created by the OP Agreement or the Articles). In addition, upon such issuance of OP Units, Contributor will be admitted as a limited partner of the Operating Partnership and, following distribution by Contributor of OP Units to its Participants, such Participants will be admitted as limited partners of the Operating Partnership in accordance with the OP Agreement.

(g)    OP Agreement and Articles. Attached hereto as Exhibit I are true and correct copies of the OP Agreement and the Articles in substantially final form.

(h)    Taxes.

(i)    At the effective time of the IPO and Closing, the Company shall be organized in a manner so as to qualify for taxation as a REIT pursuant to Sections 856 through 860 of the Code. The Company intends to elect to be taxed and to operate in a manner that will allow it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31 of the year in which the Closing takes place.

(ii)    At the effective time of the IPO and at the Closing, the Operating Partnership shall be classified as a partnership and not an association or publicly-traded partnership taxable as a corporation for U.S. federal income tax purposes.

(i)    Bankruptcy. No bankruptcy or similar insolvency proceeding has been filed or is currently contemplated with respect to the Company, the Operating Partnership or any of its Subsidiaries.

(j)    Limited Activities. Except for activities in connection with the IPO or the Formation Transactions, neither the Company nor the Operating Partnership has engaged in any material business or incurred any material obligations.

(k)    No Broker. None of the Company, the Operating Partnership, any of their Subsidiaries, or any of their officers, directors or employees, to the extent applicable, has entered into any agreement with any broker, finder or similar agent or any Person or firm that will result in the obligation of Contributor or any of its Affiliates to pay any finder’s fee, brokerage fees or commissions or similar payment in connection with the transactions contemplated by this Agreement.

(l)    No Other Representations or Warranties. Other than the representations and warranties expressly set forth in this Section 3.1, neither the Company nor the Operating Partnership shall be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby. All representations and warranties of the Company and the Operating Partnership contained in this Agreement shall expire at Closing.

Section 3.2    [Intentionally Omitted]

Section 3.3    Representations and Warranties of Contributor. Contributor hereby represents and warrants to the Company and the Operating Partnership as set forth below in this Section 3.3, which representations and

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warranties are true and correct as of the date hereof (or such other date specifically set forth below), except as disclosed in the Consent Solicitation, the Prospectus or the disclosure letter delivered from Contributor to the Company and the Operating Partnership simultaneously with the execution of this Agreement (the “Disclosure Letter”), as may be amended from time to time prior to the Closing Date with Consent of the Company and the Operating Partnership:

(a)    Organization; Authority.

(i)    Contributor is a limited liability company, duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the transactions contemplated hereby and thereby, and to own, lease and/or operate its Property, as applicable, and its other assets, and to carry on its business as presently conducted. Contributor, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii)    Section 3.3(a) of the Disclosure Letter sets forth as of the date hereof with respect to Contributor (A) each Subsidiary of Contributor, if applicable, (B) the ownership interest in each such Subsidiary and (C) if not wholly owned by Contributor, the identity and ownership interest of each of the other owners of such Subsidiary. Each real property owned or leased pursuant to a ground lease or operating lease by such Contributor is set forth on Exhibit A. Each Subsidiary of Contributor has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of organization, and has all power and authority to own, lease and/or operate its real properties and its other assets, and to carry on its business as presently conducted. Each Subsidiary of Contributor, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Due Authorization. The execution, delivery and performance by Contributor of this Agreement and each other agreement or document contemplated by this Agreement to which it is a party has been duly and validly authorized by all necessary actions required of Contributor. This Agreement and each other agreement or document contemplated by this Agreement executed and delivered by or on behalf of Contributor constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of Contributor, each enforceable against Contributor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)    Capitalization. Section 3.3(c) of the Disclosure Letter sets forth as of the date hereof a true, correct and complete description of the capitalization of Contributor as provided in the books and records of Contributor, including the override interests of the Supervisor. All of the issued and outstanding equity interests of Contributor are validly issued and, to Contributor’s Knowledge, are not subject to preemptive rights or appraisal, dissenters or similar rights. There are no outstanding rights to purchase, subscriptions, warrants, options or any other security convertible into or exchangeable for equity interests in Contributor or any Subsidiary.

(d)    Licenses and Permits. To Contributor’s Knowledge, all notices, licenses, permits, certificates and authorizations required for the continued use, occupancy, management, leasing and operation of its Property, and for the continued conduct and operation of the business of Contributor have been obtained or can be obtained without unreasonable cost, and to the extent the same have been obtained, are in full force and effect and (to the extent required in connection with the transactions contemplated by this Agreement) are assignable to the Company or the Operating Partnership or a Subsidiary thereof, except in each case for

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items that, if not so obtained, obtainable, effective and/or assigned, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To Contributor’s Knowledge, none of Contributor, any of its Subsidiaries or any third party has taken any action that (or failed to take any action the omission of which) would result in the revocation of any such notice, license, permit, certificate or authorization where such revocation or revocations would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)    Litigation. There is no action, suit or proceeding pending or, to Contributor’s Knowledge, threatened against Contributor or any of its Subsidiaries which, if adversely determined, would, individually or together with all such other actions, reasonably be expected to have a Material Adverse Effect. As of the date hereof, there is no action, suit or proceeding pending or, to Contributor’s Knowledge, threatened against Contributor or any of its Subsidiaries which challenges or impairs the ability of Contributor or any of its Subsidiaries to execute, deliver or perform its obligations under any of the Closing Documents or to consummate the transactions contemplated hereby and thereby. To Contributor’s Knowledge, there is no outstanding order, writ, injunction or decree of any Governmental Authority against it or affecting all or any portion of the Contributed Assets, which in any such case would reasonably be expected to have a Material Adverse Effect or that would impair Contributor’s ability to execute, deliver or perform its obligations under this Agreement. Contributor has not received any written notice of any pending or threatened proceedings for the rezoning (i.e., as opposed to the current zoning) of the Property or any portion thereof which would substantially and materially impair the current or proposed use thereof.

(f)    Compliance with Laws. Contributor and its Subsidiaries have conducted their respective businesses and maintained the Property in compliance with all applicable Laws, except for such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither Contributor nor any of its Subsidiaries has Knowledge of, or has been informed in writing of, any continuing violation of any Laws relating to the conduct of the business of Contributor and/or any of its Subsidiaries or the commencement of any investigation respecting any such possible violation, except in each case for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To Contributor’s Knowledge, as presently conducted, none of the operation of the buildings, fixtures and other improvements comprising a part of the Property is in violation of any applicable building code, zoning ordinance or other “land use” Law, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g)    Property Interest.

(i)    Contributor is the holder of the Property Interest as set forth on Exhibit A, free and clear of all Liens except for Permitted Encumbrances.

(ii)    With respect to each ground lease and operating lease identified in Schedule 3.3(g), and each lease under which Contributor is a landlord or sublandlord at the date hereof that is material to the Property, (A) such lease is valid, binding against Contributor, and to Contributor’s Knowledge, the other parties thereto, and in full force and effect, (B) neither Contributor nor any Subsidiary party thereto, and to Contributor’s Knowledge, no other party thereto, is in material violation of, or material default under, such lease, (C) Contributor has not granted an option or a right of first refusal or offer, (D) to Contributor’s Knowledge, no event has occurred and is pending, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or material default by Contributor or any of its Subsidiaries or the applicable lessor under the relevant lease and (E) complete (in all material respects) copies of all such leases have been made available to the Operating Partnership.

(h)    Leases. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Leases to which Contributor or any of its Subsidiaries is a party or by which Contributor or any of its Subsidiaries or the Property is bound or subject, is in full force and effect, and constitutes the legal, valid and binding obligation of Contributor or any of its Subsidiaries, and to Contributor’s Knowledge, the other parties thereto, enforceable against each such party

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in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). To Contributor’s Knowledge, no tenant under any such Lease is presently the subject of any voluntary or involuntary bankruptcy or insolvency proceedings, except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(i)    Insurance. Contributor and each of its Subsidiaries has in place the public liability, casualty and other insurance coverage with respect to the Property by such Contributor as Contributor reasonably deems necessary, including in all cases, such coverage as is required under the terms of any Existing Loan or ground or operating lease. To Contributor’s Knowledge, each such insurance policy is in full force and effect and all premiums currently due and payable thereunder have been fully paid. To Contributor’s Knowledge, neither Contributor nor any of its Subsidiaries has received from any insurance company any written notices of cancellation or intent to cancel any insurance which remain outstanding.

(j)    Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) Contributor and its Subsidiaries are not in violation of, and have not failed to comply with, any Environmental Laws, (ii) neither Contributor nor any of its Subsidiaries has received any written notice from any Governmental Authority or any other written notice or written claim from any other party alleging that Contributor or any of its Subsidiaries is not in compliance with applicable Environmental Laws with respect to the Property (which non-compliance, if any, has not been remedied or resolved or is not being remedied or resolved), (iii) Contributor or its Subsidiaries, as applicable, has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their principal terms and conditions and (iv) there has not been a release of a hazardous substance on the Property that would require investigation or remediation under applicable Environmental Laws. The representations and warranties contained in this Section 3.3(j) constitute the sole and exclusive representations and warranties made by Contributor concerning environmental matters.

(k)    Eminent Domain. There is no existing or, to Contributor’s Knowledge, threatened in writing condemnation, eminent domain or similar proceeding which would affect the Property.

(l)    Consents and Approvals. The Requisite Consent of the Participants in Contributor to approve the Consolidation Transaction is as set forth on Section 3.3(l) of the Disclosure Letter. Assuming the accuracy of the representations and warranties of the Company and the Operating Partnership made hereunder, and except (i) for the Requisite Consent of the Participants in Contributor to approve the Consolidation Transaction and (ii) as shall have been satisfied on or prior to the Closing Date, no Consent is required to be obtained by Contributor or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other agreement or document contemplated by this Agreement to which Contributor is a party and the transactions contemplated hereby or thereby, except for those Consents, the failure of which to obtain or to file, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being agreed that the failure to obtain either (A) the Consent of any Lender under an Existing Loan or (B) the Requisite Consent would be expected to have a Material Adverse Effect).

(m)    No Violation. Assuming the accuracy of the representations and warranties of the Company and the Operating Partnership made hereunder, none of the execution, delivery or performance by Contributor of this Agreement or any other agreement or document contemplated by this Agreement to which Contributor is a party, or any agreement or transaction contemplated hereby or thereby or the consummation of the Consolidation Transaction contemplated hereby between the parties to this Agreement does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (i) the Organizational Documents of Contributor or any Subsidiary, (ii) any material agreement, document or instrument to which Contributor or any Subsidiary or any of their respective assets or properties are bound or (iii) any material term or provision of any judgment, order, writ, injunction, or decree binding on Contributor or any Subsidiary, except for, in the case of clause (ii) or (iii), any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(n)    Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)    Contributor and each of its Subsidiaries has timely filed all Tax returns and reports required to be filed by it with a Governmental Authority (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so). All such Tax returns and reports are accurate and complete in all material respects, and Contributor and each of its Subsidiaries has paid (or had paid on its behalf) all Taxes shown thereon as owing. No deficiencies for any Taxes have been proposed, asserted or assessed in writing against Contributor or any of its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending.

(ii)    There are no Liens for Taxes (other than statutory Liens for Taxes not yet due and payable) upon any of the assets of Contributor and any of its Subsidiaries.

(iii)    Contributor is and has been since its formation treated as a partnership or entity disregarded as an entity separate from its owner for U.S. federal income Tax purposes, and no Governmental Authority responsible for the assessment or collection of Tax has challenged such treatment.

(iv)    There are no pending or, to Contributor’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of income or material non-income Taxes of Contributor or any of its Subsidiaries, or any matters under discussion with any Tax authority with respect to income or non-income Taxes that are likely to result in an additional liability for Taxes with respect to Contributor or its Subsidiaries, and neither Contributor nor its Subsidiaries is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax protection, Tax allocation agreement or similar contract.

(o)    Non-Foreign Status. Contributor (or, if Contributor is a disregarded entity within the meaning of Section 1.1445-2(d)(2)(iii), its sole owner for U.S. federal income tax purposes) is not a foreign person (within the meaning of Section 1445(f)(3) of the Code). No amount is required to be withheld by the Company or the Operating Partnership (or any of their respective Affiliates) in respect of consideration treated for U.S. federal income tax purposes as paid to Contributor pursuant to this Agreement.

(p)    Contracts and Commitments. Except as set forth in Section 3.3(p) of the Disclosure Letter, neither Contributor nor any of its Subsidiaries is a party to:

(i)    any agreement pursuant to which Contributor or any of its Subsidiaries provides property management, construction management, asset management, leasing or other real-estate related services to any Person other than another Contributing Entity or a Management Company;

(ii)    any agreement pursuant to which Contributor or any of its Subsidiaries would be required to pay severance to any member, managing member, partner, general partner, director, officer or employee, to the extent applicable, of Contributor, any of its Subsidiaries or the Supervisor;

(iii)    any agreement with another Person limiting or restricting in any material respect the ability of Contributor or any of its Subsidiaries to enter into or engage in any market or line of business (other than agreements with tenants entered into in the ordinary course of business relating to the business that can be conducted at the leased premises and the covenants in any Existing Loan Document);

(iv)    any agreement for the sale of any of the assets of Contributor or any of its Subsidiaries other than in the ordinary course of business or with any other Contributing Entity, or for the grant to any Person of any Liens on or preferential rights to purchase (or buy-sell or similar rights with respect to) any of the assets of Contributor or any of its Subsidiaries other than Liens or any such rights granted to tenants or other third parties for non-material portions of the Properties (e.g., outparcels);

(v)    any agreement involving any joint venture, partnership, strategic alliance, shareholders’ agreement, co-marketing, co-promotion, joint development or similar arrangement, except for the Contributor’s Organizational Documents, any agreement with any other Contributing Entity or Management Company and any such agreements that are terminable upon thirty (30) days’ or less notice without penalty or premium; or

B-18

(vi)    any other agreement (or group of related agreements) the performance of which presently requires aggregate payments be made from Contributor or any of its Subsidiaries in excess of $1,000,000 per year other than to its Affiliates.

With respect to each of the contracts to which Contributor or any of its Subsidiaries is a party and which is required to be set forth on Section 3.3(p) of the Disclosure Letter, if any (the “Material Contracts”), such Material Contract is in full force and effect and is the legal, valid and binding obligation of Contributor or its Subsidiaries, and, to Contributor’s Knowledge, the other parties thereto, as applicable, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Complete (in all material respects) copies of the Material Contracts have been made available to the Operating Partnership. With respect to each Material Contract, neither Contributor nor any of its Subsidiaries that is party thereto nor, to Contributor’s Knowledge, any other party, is in material breach or material violation of, or material default under, any such Material Contract, and to Contributor’s Knowledge, no event has occurred and is pending which after the giving of notice, with lapse of time or otherwise would constitute a material breach or material default by Contributor, any of its Subsidiaries or any other party to such Material Contract.

(q)    Existing Loans. Section 3.3(q) of the Disclosure Letter sets forth a complete list of all Existing Loans, including in each case the names of the Lender and borrower thereunder and the outstanding principal balance as of September 30, 2011. With respect to each Existing Loan, (i) the Lender has not declared in writing a default or event of default, (ii) the Lender has not brought any claim in writing under any guaranty and (iii) to Contributor’s Knowledge, no event has occurred which, after the giving of notice, with lapse of time, or otherwise, would constitute a monetary default or a material non-monetary default by the borrower thereunder or give rise to any material claims by the Lender under any guaranties provided with respect thereto. Complete (in all material respects) copies of the Existing Loan Documents have been made available to the Operating Partnership.

(r)    Bankruptcy. No bankruptcy or similar insolvency proceeding has been filed or is currently contemplated with respect to Contributor or any of its Subsidiaries.

(s)    Employees. Neither Contributor nor any of its Subsidiaries has any employees.

(t)    No Broker. Neither Contributor nor any of its Subsidiaries nor any of their members, managing members, partners, general partners, directors, officers, employees or the Supervisor, to the extent applicable, has entered into any agreement with any broker, finder or similar agent or any Person or firm that will result in the obligation of the Company, the Operating Partnership or any of their Affiliates to pay any finder’s fee, brokerage fees or commissions or similar payment in connection with the transactions contemplated by this Agreement.

(u)    No Other Representations or Warranties. Other than the representations and warranties expressly set forth in this Section 3.3, Contributor shall not be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby.

Section 3.4    Survival of Representations and Warranties of Contributor; Remedy for Breach.

(a)    All representations and warranties contained in Section 3.3 (as qualified by the Disclosure Letter) or in any Schedule, Exhibit, certificate or affidavit delivered pursuant to the Agreement shall survive the Closing.

(b)    Notwithstanding anything to the contrary in the Agreement, following the Closing and issuance of OP Units and Common Stock to Contributor, neither Contributor nor any member, managing member, partner, general partner, director, officer or employee, to the extent applicable, of Contributor or its Subsidiaries shall be liable under this Agreement for monetary damages (or otherwise) for breach of any of its representations, warranties, covenants and obligations contained in this Agreement or in any Schedule, Exhibit, certificate or affidavit delivered by it pursuant thereto.

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ARTICLE 4.

COVENANTS

Section 4.1    Covenants of Contributor.

(a)    From the date hereof through the Closing, and except as contemplated by this Agreement or in connection with the Formation Transactions, Contributor shall not, without the prior written consent of the Operating Partnership:

(i)    Sell, transfer (or agree to sell or transfer) or otherwise dispose of, or cause the sale, transfer or disposition of (or agree to do any of the foregoing) all or any portion of its interest in the Contributed Assets or all or any portion of Contributor’s Property Interest (other than Excluded Assets) other than in the ordinary course of its business consistent with past practice;

(ii)    Except as otherwise disclosed in the Disclosure Letter, mortgage, pledge, hypothecate or encumber all or any portion of the Contributed Assets or the Property;

(iii)    Terminate or amend any existing insurance policies affecting the Property that results in a material reduction in insurance coverage for the Property;

(iv)    Cause or take any action that would render any of the representations or warranties set forth in Section 3.3 untrue in any material respect;

(v)    Authorize or consent to any of the actions prohibited by this Agreement or any of the Closing Documents;

(vi)    Amend the Organizational Documents of Contributor;

(vii)    Adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization with respect to Contributor;

(viii)    Exercise rights, if any, under applicable Organizational Documents, to initiate any buy-sell procedures or to commence any process to market and sell the Property Interest held by Contributor; or

(ix)    Make or change any material Tax elections; settle or compromise any material claim, notice, audit report or assessment in respect of Taxes; change any Tax accounting period; adopt or change any method of Tax accounting; file any amended Tax return; enter into any Tax indemnity agreement, Tax sharing agreement, Tax protection agreement, Tax allocation agreement or similar contract or Tax closing or settlement agreement relating to any Tax; surrender of any right to claim a Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; in each case, other than in the ordinary course of business and consistent with past practice.

Section 4.2    Commercially Reasonable Efforts. Subject to the terms and conditions provided in this Agreement, each of the Company, the Operating Partnership and Contributor covenants and agrees to use commercially reasonable efforts and cooperate with each other in (a) promptly determining whether any filings are required to be made or consents, approvals, waivers, permits or authorizations are required to be obtained (under any applicable Laws or from any Governmental Authority or third party) in connection with the transactions contemplated by this Agreement, (b) promptly making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such consents, approvals, waivers, permits or authorizations and (c) taking all actions and doing, or causing to be done, all things necessary, proper and/or appropriate to consummate and make effective the transactions contemplated by this Agreement.

Section 4.3    Tax Covenants.

(a)    Contributor and the Operating Partnership shall provide each other with such reasonable cooperation and information relating to the Contributed Assets as the parties reasonably require in (i) filing any Tax return, amended Tax return or claim for Tax refund, (ii) determining any liability for taxes or a

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right to a tax refund, (iii) conducting or defending any proceeding in respect of taxes or (iv) performing tax diligence, including with respect to the impact of this transaction on the Company’s qualification as a REIT for U.S. federal income Tax purposes. The Operating Partnership shall promptly notify Contributor upon receipt by the Operating Partnership or any of its Affiliates of written notice of (A) any pending or threatened tax audits or assessments with respect to the Property and (B) any pending or threatened U.S. federal, state, local or foreign audits or assessments of the Operating Partnership or any of its Affiliates, in each case which would affect the liabilities for Taxes of Contributor with respect to any taxable period, or portion thereof, ending on or prior to the Closing Date. Contributor shall promptly notify the Operating Partnership upon receipt by Contributor or any of its Subsidiaries of written notice of any pending or threatened U.S. federal, state, local or foreign Tax audits or assessments relating to the income, properties or operations of Contributor or with respect to the Property. The Operating Partnership shall be responsible for the prosecution of any claim or audit instituted after the Closing Date with respect to Taxes attributable to any taxable period, or portion thereof, ending on or before the Closing Date, provided, that the Contributor may participate at its own expense and the Operating Partnership shall cooperate with Contributor in the conduct of any such audit or proceeding or portion thereof. Notwithstanding the foregoing, if Contributor has not liquidated, the Operating Partnership may not settle or otherwise resolve any such claim, suit or proceeding which could have an adverse tax effect on the Contributor or its Affiliates (other than on Contributor or any of their Affiliates as a partner of the Operating Partnership) without the consent of the Contributor, such consent not to be unreasonably withheld, conditioned or delayed. Contributor shall deliver to the Operating Partnership all tax returns, schedules and work papers with respect to the Property, and all material records and other documents relating thereto.

(b)    With respect to the Contributed Assets contributed to the Operating Partnership pursuant to this Agreement, the Operating Partnership and Contributor agree that the Operating Partnership shall use the “traditional method,” as described in Section 1.704-3(b) of the Treasury Regulations promulgated under the Code, to make allocations of taxable income and loss among the partners of the Operating Partnership and therefore shall not make any curative or remedial allocations unless the Operating Partnership and the parties to the Tax Protection Agreement agree otherwise in the Tax Protection Agreement.

ARTICLE 5.

POWER OF ATTORNEY

Section 5.1    Grant of Power of Attorney.

(a)    By executing this Agreement, Contributor hereby irrevocably appoints the Operating Partnership (or its designee) and any successor thereof from time to time (such Operating Partnership or designee or any such successor of any of them acting in his, her or its capacity as attorney-in-fact pursuant hereto, the “Attorney-in-Fact”) as the true and lawful attorney-in-fact and agent of Contributor, to act in the name, place and stead of each of Contributor to make, execute, acknowledge and deliver all such other deeds (including grant deeds if applicable), assignments, contracts, orders, receipts, notices, requests, instructions, certificates, consents, letters and other writings (including, without limitation, (i) the execution of any Closing Documents or other documents relating (A) to the acquisition by the Operating Partnership of Contributor’s Property Interest, the Contributed Assets, the Assumed Agreements or the Assumed Liabilities, or (B) an Alternate Transaction or Portfolio Sale as further described in each Contributing Entity’s Consent Solicitation, (ii) any registration rights agreements, tax protection agreements, partnership agreements, including the OP Agreement, and the Lock-up Agreement, (iii) to provide information to the SEC and others about the transactions contemplated hereby and, in general, to do all things and to take all actions which the Attorney-in-Fact in its sole discretion may consider necessary or proper in connection with or to carry out the transactions contemplated by this Agreement, the Formation Transactions and the IPO as fully as could Contributor if personally present and acting (the “Power of Attorney”).

(b)    The Power of Attorney and all authority granted hereby shall be coupled with an interest and therefore shall be irrevocable and shall not be terminated by any act of Contributor, and if any other such act

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or events shall occur before the completion of the transactions contemplated by this Agreement, the Attorney-in-Fact nevertheless shall be authorized and directed to complete all such transactions as if such other act or events had not occurred and regardless of notice thereof. Contributor agrees that, at the request of the Operating Partnership, it promptly will execute and deliver to the Operating Partnership a separate power of attorney on the same terms set forth in this Article 5, such execution to be witnessed and notarized, and in recordable form (if necessary). Contributor hereby authorizes the reliance of third parties on each of the Power of Attorney.

(c)    Contributor acknowledges that the Operating Partnership has, and any designee or successor thereof acting as Attorney-in-Fact may have, an economic interest in the transactions contemplated by this Agreement.

(d)    Contributor may withhold distribution of OP Units, Class A Common Stock and Class B Common Stock to any Participant until such Participant executes the Lock-up Agreement and each other document required to be executed by such Participant in connection with the transactions contemplated hereby.

Section 5.2    Limitation on Liability. It is understood that the Attorney-in-Fact assumes no responsibility or liability to any Person by virtue of the Power of Attorney granted by Contributor hereby. The Attorney-in-Fact makes no representations with respect to and shall have no responsibility in its capacity as Attorney-in-Fact for the Formation Transactions or the IPO, or the acquisition of the Contributed Assets or the Assumed Agreements by the Operating Partnership or the assumption of the Assumed Liabilities by the Operating Partnership and shall not be liable in its capacity as Attorney-in-Fact for any error or judgment or for any act done or omitted or for any mistake of fact or Law except for its own gross negligence or bad faith, or breach of this Agreement or the terms of its power of attorney provided for in this Agreement. Contributor agrees to indemnify the Attorney-in-Fact for and to hold the Attorney-in-Fact harmless against any Losses incurred on its part arising out of or in connection with it acting as the Attorney-in-Fact under the Power of Attorney created by Contributor hereby, as well as the cost and expense of investigating and defending against any such Losses, except to the extent such Losses are due to its own gross negligence or bad faith. Contributor agrees that the Attorney-in-Fact may consult with counsel of its own choice (who may be counsel for the Operating Partnership or its successors or Affiliates), at its own cost, and it shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. It is understood that the Attorney-in-Fact may, without breaching any express or implied obligation to Contributor hereunder, release, amend or modify any other power of attorney granted by any other Person under any related agreement.

Section 5.3    Ratification; Third-Party Reliance. Contributor hereby ratifies and confirms that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of the exercise of the powers granted unto it by Contributor under this Article 5, and Contributor authorizes the reliance of third parties on this Power of Attorney and waives its rights, if any, as against any such third party for its reliance hereon.

ARTICLE 6.

RISK OF LOSS

The risk of loss relating to Contributor’s Property Interest and the underlying Property prior to the Closing shall be borne by Contributor. If, prior to the Closing, (a) the Property is materially or totally destroyed or damaged by fire or other casualty or (b) the Property is materially or totally taken by eminent domain or through condemnation proceedings, then the Operating Partnership may, at its option (such election to be made as soon as reasonably practicable following such occurrence and in any event prior to the Closing), determine not to acquire the Property Interest of Contributor relating to the Property that has been destroyed, damaged or taken as described above. Contributor shall not have any obligation to repair or replace any such damage, destruction or taken property. Unless the Operating Partnership elects not to acquire the Property Interest of Contributor, at the Closing, Contributor shall pay or cause to be paid to the Operating Partnership any sums collected (directly or

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indirectly) by Contributor, if any, under any policies of insurance or award proceeds relating to such casualty or condemnation, if any, and otherwise assign to the Operating Partnership all rights (directly or indirectly) of Contributor to collect such sums as may then be uncollected except to the extent required for collection costs or repairs by Contributor prior to the Closing Date, and provided that Contributor shall retain any insurance proceeds attributable to lost rents or other items applicable to any period prior to the Determination Date, and all rights thereto. As used in this Article 6, “materially” destroyed, damaged or taken refers to any casualty loss or damage or any loss due to condemnation, in either case, to the Property or any portion thereof if (a) the cost of repairing or restoring the premises in question to substantially the same condition which existed prior to the event of damage would be, in the opinion of an architect or other qualified expert selected by Contributor and reasonably approved by the Operating Partnership, or the amount of the proposed condemnation award is, equal to or greater than ten percent (10%) of the Total Consideration for the Property, (b) such loss or damage would entitle tenants occupying more than ten percent (10%) of the total rentable square footage at the Property, in the aggregate, to terminate their Leases or (c) such loss or damage otherwise materially impairs the current use or square footage of such Property (including parking, if material to such use) or access thereto. This Article 6 is an express agreement to the contrary under Section 5-1311 of the New York General Obligation Law.

ARTICLE 7.

MISCELLANEOUS

Section 7.1    Defined Terms.

(a)    Each of the following terms is defined in the Section set forth opposite such term:

TERM	SECTION
Agreement	Preamble
Amendment	1.8(c)
Assumed Agreements	1.1
Assumed Liabilities	1.5
Attorney-in-Fact	5.1(a)
Charitable Electing Participant	1.8(b)(ii)(C)
Charitable Participant	Recital I
Class A Common Stock	Recital B
Class B Common Stock	Recital H
Closing	2.2
Closing Date	2.2
Closing Documents	2.3
Code	Recital B
Common Stock	Recital D
Company	Preamble
Consent	3.1(d)
Consent Solicitation	1.8(a)
Consolidation Transaction	Recital D
Contributed Assets	1.1
Contributed Properties	Recital A
Contributing Entities	Recital A
Contribution and Assumption Agreement	1.1
Contributor	Preamble
Disclosure Letter	3.3
Dispute	7.9(a)
DTC Registered REIT Stock	1.8(c)
Effective Date	Preamble
Excluded Assets	1.4

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TERM	SECTION
Excluded Liabilities	1.6
Existing Loan	1.7(a)
Existing Loan Documents	1.7(a)
Existing Loan Fees	1.7(b)
Existing Loan Indemnity Agreement	1.7(a)
Existing Loan Release	1.7(a)
Formation Transactions	Recital A
Ground Lease Estoppel	2.1(b)(viii)
Initial Filing Date	1.7(a)
IPO	Recital B
IPO Closing	2.2
IPO Closing Documents	2.4(b)
Leases	1.1
Lender	1.7(a)(i)
Lock-up Agreement	2.4(b)(ii)
Non-Accredited Participant	1.8(b)(ii)(A)
Malkin Family Contributor	Recital H
Management Companies	Recital A
Material Contracts	3.3(p)
Operating Partnership	Preamble
Optional Contributing Entities	Recital A
Optional Contributed Properties	Recital A
Optional Property Interests	Recital A
OP Units	Recital D
Other Contributors	Recital A
Participant	Recital E
Power of Attorney	5.1(a)
Principals	Recital G
Property	Recital C
Public Electing Participant	1.8(b)(ii)(B)
Property Interests	Recital A
Registration Rights Agreement	2.4(b)(i)
REIT	Recital B
Representation, Warranty and Indemnity Agreement	Recital G
Requisite Consent	2.1(a)(i)
SEC	2.1(a)(ii)
Sellers	Recital I
Tax Protection Agreement	Recital G
Tenant Estoppel	2.1(b)(viii)
Termination Date	1.10
Title Company	2.1(b)(vii)
Title Policies	2.3(j)
Total Consideration	1.8(a)
Value	1.8(a)

(b)    For the purposes of this Agreement, the following terms have the meanings set forth below.

“Act” means the Securities Act of 1933, as amended.

“Accredited Participant” means a Participant in a Contributing Entity (other than the Public Entities) that is an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Act).

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the specified Person. For the purposes

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of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Alternate Transaction” means (i) the restructuring of the Consolidation Transaction as either (A) a merger of Contributor or a Subsidiary of Contributor with and into either the Company or a wholly-owned subsidiary of the Company or the Operating Partnership or a wholly-owned subsidiary of the Operating Partnership or (B) a merger of a wholly-owned subsidiary of either the Company or the Operating Partnership with and into Contributor or a Subsidiary of Contributor, in each case, to the extent such alternate transaction does not adversely affect the economic benefits to the Participants (taking into account the Tax treatment of such alternate transaction) or (ii) any other transaction pursuant to which the Company, the Operating Partnership or any of their Subsidiaries acquire Contributor or all of the Contributed Assets in a transaction pursuant to which the economic benefits (taking into account the Tax treatment of such alternate transaction) to the Company, the Operating Partnership and the Participants in Contributor are not adversely affected by such alternate transaction as compared to the economic benefits to be received by the Company, the Operating Partnership and such Participants pursuant to this Agreement.

“Articles” means the Articles of Amendment and Restatement of the Company, as amended and restated and in effect immediately prior to the Closing.

“Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of New York.

“Charitable Organization” means an entity that is or is owned by a charitable organization under Section 501(c)(3) of the Code.

“Claims” means any claims, liabilities, rights, actions, causes of action, allegations, assertions, suits, complaints, demands or requirements.

“Committee” means one or more committees formed in connection with the transactions contemplated hereby, in each case, consisting of representatives of the Supervisor and the Estate of Leona M. Helmsley, and all actions of which shall require unanimous approval.

“Common Stock” means the Class A Common Stock and the Class B Common Stock of the Company, par value $0.01 per share.

“Determination Date” means a date, designated by the Operating Partnership, no more than five (5) Business Days nor less than one (1) Business Day prior to the “Subject to Completion Date” date set forth on the preliminary prospectus printed and distributed to potential investors in connection with the marketing of the IPO (i.e., the “red herring”), provided, however, that if a subsequent preliminary prospectus is thereafter printed and recirculated to potential investors, then the Determination Date shall mean the date of such subsequent preliminary prospectus.

“Environmental Laws” means all applicable federal, state and local Laws governing pollution or the protection of human health or the environment.

“Escrow Agreement” means that certain Indemnity Escrow Agreement entered into concurrently herewith by and among the Principals and the Escrow Agent named therein.

“Fixtures and Personal Property” means all fixtures, furniture, furnishings, apparatus and fittings, equipment, machinery, appliances, building supplies, tools, and other items of personal property used in connection with the operation or maintenance of the Property; excluding, however, all fixtures, furniture, furnishings, apparatus and fittings, equipment, machinery, appliances, building supplies, tools, and other items of personal property owned by tenants, subtenants, guests, invitees, employees, easement holders, service contractors and other Persons who own any such property located on the Property.

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“Governmental Authority” means any government or agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Indemnity Holdback Amount” shall have the meaning set forth in the Representation, Warranty and Indemnity Agreement.

“Indemnity Holdback Escrow” shall have the meaning set forth in the Representation, Warranty and Indemnity Agreement.

“IPO Price” means the price per share of Class A Common Stock in the IPO, as set forth on the cover page of the final Prospectus relating to the IPO.

“Knowledge” means, with respect to Contributor, any Subsidiary of Contributor, the Company or the Operating Partnership, the current actual knowledge of any Principal or Thomas N. Keltner, Jr. without any duty of investigation or inquiry.

“Laws” means applicable laws, statutes, rules, regulations, codes, orders, ordinances, judgments, injunctions and decrees of any Governmental Authority.

“Lien” means all pledges, claims, liens, charges, restrictions, controls, easements, rights of way, exceptions, reservations, leases, licenses, grants, covenants and conditions, encumbrances and security interests of any kind or nature whatsoever.

“Losses” means all losses, damages, liabilities, fees, charges, costs and expenses of any nature whatsoever, including without limitation, amounts paid in settlement, reasonable attorneys’ fees, costs of investigation, costs of investigative judicial or administrative proceedings or appeals therefrom and costs of attachment or similar bonds, but does not include any diminution in value of the shares of Common Stock or OP Units.

“Material Adverse Effect” means, as the case may be, a material adverse effect on (i) the assets, business, financial condition or results of operations of Contributor and its Subsidiaries the taken as a whole (or on the applicable Property or Property Interest) (as to the representations and warranties relating to Contributor or any of its Subsidiaries) or (ii) on the Company, the Operating Partnership and their Subsidiaries and their properties taken as a whole, after giving effect to the Consolidation Transaction and the IPO (as to the representations and warranties relating to the Company and the Operating Partnership), as applicable.

“Malkin Family Group” means Anthony E. Malkin, Peter L. Malkin and each of their spouses and lineal descendents and the lineal descendents of Lawrence A. Wien (including spouses of such descendents), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing, including the Supervisor.

“Net Working Capital” means current assets of Contributor (excluding cash and cash equivalents, except to the extent required to maintain the normalized level of working capital for Contributor) less current liabilities of Contributor (excluding the outstanding principal balance under any Existing Loans).

“OP Agreement” means the agreement of limited partnership of the Operating Partnership, as amended and restated and in effect immediately prior to the Closing.

“Organizational Documents” means with respect to any entity, the certificate of formation, limited liability company agreement or operating agreement, participating agreements, certificate of incorporation, bylaws, certificate of limited partnership, limited partnership agreement and any other governing instrument, as applicable.

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“Participation Interests” means the limited liability company, general or limited partnership interests in the Contributing Entities, as applicable and, to the extent a limited liability company, general or limited partnership interests are held by an agent for the benefit of participants, the beneficial ownership of such interests.

“Permitted Encumbrances” means (i) Liens, or deposits made to secure the release of such Liens, securing Taxes, the payment of which is not delinquent or the payment of which is actively being contested in good faith by appropriate proceedings diligently pursued; (ii) zoning Laws generally applicable to the districts in which the Property is located; (iii) easements for public utilities, encroachments, rights of access and/or other non-monetary matters that do not materially interfere with the use of the Property; (iv) Liens securing financing or credit arrangements existing as of the Closing Date and which are not Excluded Liabilities and assumed by the Operating Partnership; (v) Liens arising under leases entered into in the ordinary course of business; (vi) any exceptions contained in the title policies relating to the Property made available to the Company and the Operating Partnership at or prior the date hereof that do not materially detract from the value or the marketability of the Property or the ability of the Property to be financed; (vii) the Liens of all Existing Loan Documents and (viii) any matters that would not have a Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Preliminary Appraisal” means the preliminary appraisal attached to the draft of the Consent Solicitation distributed to the Participants in the Contributing Entities that are not publicly owned.

“Prospectus” means the Company’s final prospectus as filed pursuant to Rule 424 under the Act with the SEC.

“Public Entities” means Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.

“Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust or other legal entity which the applicable Person owns (either directly or through or together with another Subsidiary) either (i) a general partner, managing member or other similar interest or (ii)(A) 50% or more of the voting power of the voting capital stock or other equity interests or (B) 50% or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other legal entity. As used herein, “Subsidiary” or “Subsidiaries” refers to the Subsidiaries of Contributor, the Company or the Operating Partnership, as applicable, unless the context otherwise requires.

“Supervisor” means Malkin Holdings LLC or any of it Affiliates, in such Person’s capacity as the supervisor of certain of the Contributing Entities, as applicable.

“Taxes” means all applicable U.S. federal, state, local and foreign income, withholding, property, sales, franchise, employment, excise and other taxes, tariffs or governmental charges of any nature whatsoever, including estimated taxes, together with penalties, interest or additions to Taxes with respect thereto.

“Underwriting Discount” means the underwriting discounts and commissions payable by the Company to the underwriters in the IPO for one share of Class A Common Stock, as set forth on the cover page of the final Prospectus relating to the IPO.

Section 7.2    Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when (a) delivered personally, (b) five (5) Business Days after being mailed by certified mail, return receipt requested and postage prepaid, (c) one (1) Business Day after being sent by a nationally recognized overnight courier or (d) transmitted by facsimile if confirmed within twenty-four (24) hours thereafter by a signed original sent in the manner provided in clause (a), (b) or (c) to the parties at the following addresses (or at such other address for a party as shall be specified by notice from such party).

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To the Company and/or the Operating Partnership:

One Grand Central Place

60 East 42nd Street

New York, New York 10165

Phone: (212) 953-0888

Facsimile: (212) 986-8795

Attn: General Counsel

with a copy to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Phone: (212) 878-8000

Facsimile: (212) 878-8375

Attn: Larry P. Medvinsky, Esq.

To Contributor:

Empire State Building Associates L.L.C.

c/o Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, NY 10165

Phone: (212) 953-0888

Facsimile: (212) 986-8795

Attn: General Counsel

with a copy to:

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

Phone: (212) 969-3000

Facsimile: (212) 969-2900

Attn: Arnold S. Jacobs, Esq.

Section 7.3    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.

Section 7.4    Entire Agreement; Third-Party Beneficiaries. This Agreement and the Closing Documents, including, without limitation, the exhibits hereto and thereto, constitute the entire agreement and supersede each prior agreement and understanding, whether written or oral, among the parties regarding the subject matter of this Agreement and the Closing Documents. This Agreement is not intended to confer any rights or remedies on any Person other than the parties hereto, other than the Estate of Leona M. Helmsley and its Affiliates and Malkin Holdings LLC in respect of the following sentence. Nothing herein shall be deemed to affect the rights of the Estate of Leona M. Helmsley or any of its Affiliates, or Malkin Holdings LLC pursuant to (a) a separate agreement, dated November 28, 2011, between Malkin Holdings LLC and the Estate of Leona M. Helmsley in respect of the Committee or (b) the separate agreement, dated January 14, 2011, by and among Malkin Holdings LLC, LMH 34 LLC, LMH 1333 LLC, LMH 1350 LLC, LMH Equities LLC, Supervisory Management Corp., LMH EBC, LLC, LMH 1400 LLC, LMH Fisk LLC and LMH Lincoln LLC, and in the event of a conflict between either such agreement and this Agreement, the terms of such separate agreement shall control.

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Section 7.5    Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of any Laws that might otherwise govern under applicable principles of conflict of laws thereof.

Section 7.6    Amendment; Waiver. Any amendment hereto shall be in writing and signed by all parties hereto. No waiver of any provisions of this Agreement shall be valid unless in writing and signed by the party against whom enforcement is sought. This Agreement may be amended prior to the IPO Closing without the consent of any Participant in Contributor, provided that such amendment does not adversely affect the economic benefits to such Participants (taking into account the Tax treatment).

Section 7.7    Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their permitted respective heirs, legal representatives, successors and assigns; provided, however, that this Agreement may not be assigned (except by operation of law) by any party without the prior written consent of the other parties, and any attempted assignment without such consent shall be null and void and of no force and effect, except that the Operating Partnership may designate assignees pursuant to Section 1.2 and otherwise may assign its rights and obligations hereunder to a wholly-owned subsidiary of the Operating Partnership. For the avoidance of doubt, any reference to an acquisition by the Operating Partnership shall also be deemed to refer to an acquisition by any of its Subsidiaries.

Section 7.8    Jurisdiction. Subject to Section 7.9, the parties hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in New York County, New York with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any Claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum or that the venue of the action is improper.

Section 7.9    Dispute Resolution. The parties intend that this Section 7.9 will be valid, binding, enforceable, exclusive and irrevocable and that it shall survive any termination of this Agreement.

(a)    Upon any dispute, controversy or Claim arising out of or relating to this Agreement or the enforcement, breach, termination or validity thereof (“Dispute”), the party raising the Dispute will give written notice to the other parties to the Dispute describing the nature of the Dispute following which the parties to such Dispute shall attempt for a period of ten (10) Business Days from receipt by the parties of notice of such Dispute to resolve such Dispute by negotiation between representatives of the parties hereto who have authority to settle such Dispute. All such negotiations shall be confidential and any statements or offers made therein shall be treated as compromise and settlement negotiations for purposes of any applicable rules of evidence and shall not be admissible as evidence in any subsequent proceeding for any purpose. The statute of limitations applicable to the commencement of a lawsuit shall apply to the commencement of an arbitration hereunder, except that no defense based on the running of the statute of limitations will be available based upon the passage of time during any such negotiation. Regardless of the foregoing, a party shall have the right to seek immediate injunctive relief pursuant to clause (c) below without regard to any such 10-day negotiation period.

(b)    Any Dispute (including the determination of the scope or applicability of this agreement to arbitrate) that is not resolved pursuant to clause (a) above shall be submitted to final and binding arbitration in New York before one neutral and impartial arbitrator, in accordance with the Laws of the State of New York for agreements made in and to be performed in that State. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. The parties hereto shall appoint one arbitrator within fifteen (15) days of a demand for arbitration. If an arbitrator is not appointed within such 15-day period, the arbitrator shall be appointed by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. The arbitrator shall designate the place and time of the hearing. The hearing shall be scheduled to begin as soon as practicable and no later than fifteen

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(15) days after the appointment of the arbitrator (unless such period is extended by the arbitrator for good cause shown) and shall be conducted as expeditiously as possible, in any event not to exceed forty-five (45) days. The award, which shall set forth the arbitrator’s findings of fact and conclusions of law, shall be filed with JAMS and mailed to the parties no later than thirty (30) days after the close of the arbitration hearing. The arbitration award shall be final and binding on the parties and not subject to collateral attack. Judgment upon the arbitration award may be entered in any federal or state court having jurisdiction thereof.

(c)    Notwithstanding the parties’ agreement to submit all Disputes to final and binding arbitration before JAMS, the parties shall have the right to seek and obtain temporary or preliminary injunctive relief in any court having jurisdiction thereof pursuant to Section 7.8. Such courts shall have authority to, among other things, grant temporary or provisional injunctive relief in order to protect any party’s rights under this Agreement. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

(d)    The prevailing party shall be entitled to recover its costs and reasonable attorneys’ fees, and the non-prevailing party shall pay all expenses and fees of JAMS, all costs of the stenographic record, all expenses of witnesses or proofs that may have been produced at the direction of the arbitrator and the fees, costs and expenses of the arbitrator. The arbitrator shall allocate such costs and designate the prevailing party or parties for these purposes.

Section 7.10    Severability. Each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision is held invalid, illegal or unenforceable under applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision never had been included in this Agreement.

Section 7.11    Rules of Construction.

(a)    The parties agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b)    The words “hereto,” “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 7.12    Time of the Essence. Time is of the essence with respect to all obligations under this Agreement.

Section 7.13    Descriptive Headings. The descriptive headings in this Agreement are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

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Section 7.14    No Personal Liability Conferred. This Agreement shall not create or permit any personal liability or obligation on the part of the Supervisor or any Participant, shareholder, managing member, general partner, director, officer or employee of Contributor, the Supervisor, the Company or the Operating Partnership, to the extent applicable, in their capacities as such; provided that nothing in this Section 7.14 shall be deemed to affect any liability or obligation of any Person pursuant to the Representation, Warranty and Indemnity Agreement.

Section 7.15    Changes to Form Agreements. Contributor agrees and confirms that the terms of the OP Units and Common Stock and the Consent Solicitation are not final and may be modified depending on the prevailing market conditions at the time of the IPO. By executing this Agreement, Contributor hereby authorizes the Company or the Operating Partnership to, and understands and agrees that the Company or the Operating Partnership may make changes (including changes that may be deemed material) to the Consent Solicitation, and Contributor agrees to receive OP Units and/or shares of Common Stock cash, as the case may be, with such final terms and conditions as the Operating Partnership and the Company shall determine, provided that such changes do not affect Contributor in a manner materially different from the Other Contributors. In addition, Contributor acknowledges that (a) it understands that the information presented in the Consent Solicitation and the attachments thereto will be preliminary and is subject to change (particularly management’s discussion and analysis of financial condition and results of operation, the financial statements and footnotes thereto, the preliminary pro forma financial statements and footnotes thereto, the property information, the IPO Price and the assumed range of shares estimated to be offered in the IPO) in connection with the completion of the audit, the review and comments of the SEC and the investor feedback received during the course of the IPO, (b) the Formation Transactions may be consummated even if less than all of the Contributing Entities and the Public Entities participate in the Formation Transactions, (c) except as contemplated by Section 2.1(a)(ix), the participation of Contributor in the Formation Transactions is not conditioned on the participation of any other Contributing Entity, Public Entity or Management Company, (d) there is likely to be an extended period of time before the Formation Transactions are completed and the terms of the Formation Transactions as described in the Consent Solicitation and the Prospectus, including the Exchange Values, may be significantly different than described in such documents existing as of the date hereof and (e) notwithstanding the foregoing differences, this Agreement will be binding.

Section 7.16    Further Assurances. Contributor on the one hand and the Company and the Operating Partnership on the other hand shall take such other actions and execute such additional documents prior to and following the Closing as the other may reasonably request in order to effect the transactions contemplated hereby.

Section 7.17    Reliance. Each party to this Agreement acknowledges and agrees that it is not relying on Tax advice or other advice from the other party to this Agreement, and that it has consulted with or will consult with its own advisors. The Operating Partnership shall not be liable for any damages resulting from a successful challenge of the treatment or characterization by any taxing authority of the transactions contemplated in this Agreement.

Section 7.18    Survival. The covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Closing, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Closing and then only to such extent.

Section 7.19    Equitable Remedies; Limitation on Damages. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any federal or state court located in New York (as to which the parties agree to submit to jurisdiction for the purpose of such action), this being in addition to any other remedy to which the parties are entitled under this Agreement; provided, however, that nothing in this Agreement shall be construed to permit Contributor to enforce consummation of the IPO.

[SIGNATURE PAGE FOLLOWS]

B-31

IN WITNESS WHEREOF, the parties have duly executed and delivered this Contribution Agreement as of the date first written above.

“COMPANY”

EMPIRE STATE REALTY TRUST, INC.

By:
Name: Title:

“OPERATING PARTNERSHIP”

EMPIRE STATE REALTY OP, L.P.

By:
Name: Title:

“CONTRIBUTOR”

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

By:
Name: Title:

B-32

EXHIBIT A

TO

CONTRIBUTION AGREEMENT

CONTRIBUTING ENTITIES, CONTRIBUTED PROPERTIES

AND PROPERTY INTERESTS

Set forth below is a list of each Contributing Entity, its Contributed Property and the Property Interests that are intended to be contributed, directly or indirectly, to the Operating Partnership as part of the Formation Transactions.

Contributing Entity	Contributed Property	Property Interest

Empire State Building Associates L.L.C.	Empire State Building	Ground lessee and indirect fee owner
Empire State Building Company L.L.C.		Operating sublessee

60 East 42nd St. Associates L.L.C.	One Grand Central Place	Fee owner
Lincoln Building Associates L.L.C.		Operating lessee

250 West 57th St. Associates L.L.C.	250 West 57th Street	Fee owner
Fisk Building Associates L.L.C.		Operating lessee

Seventh & 37th Building Associates L.L.C.	501 Seventh Avenue	Fee owner
501 Seventh Avenue Associates L.L.C.		Operating lessee

1333 Broadway Associates L.L.C.	1333 Broadway	Fee owner

1350 Broadway Associates L.L.C.	1350 Broadway	Ground lessee

Marlboro Building Associates L.L.C.	1359 Broadway	Fee owner

1185 Swap Portfolio L.P.	10 Bank Street	Indirect fee owner
	1542 Third Avenue	Indirect fee owner

Fairfield Merrittview Limited Partnership	383 Main Avenue	Indirect fee owner

Soundview Plaza Associates II L.L.C.	69-97 Main Street	Indirect fee owner

East West Manhattan Retail Portfolio L.P.	77 West 55th Street	Indirect fee owner
	1010 Third Avenue	Indirect fee owner

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Contributing Entity	Contributed Property	Property Interest

BBSF LLC	Parcel T in Stamford, CT	Fee owner

One Station Place, Limited Partnership	Metro Center	Fee owner

New York Union Square Retail L.P.	10 Union Square	Fee owner

Westport Main Street Retail L.L.C.	103-107 Main Street	Fee owner

First Stamford Place L.L.C.	First Stamford Place	Indirect co-tenant
Fairfax Merrifield Associates L.L.C.		Indirect co-tenant
Merrifield Apartments Company L.L.C.		Indirect operating lessee

500 Mamaroneck Avenue L.P.	500 Mamaroneck Avenue	Co-tenant

OPTIONAL CONTRIBUTING ENTITIES, OPTIONAL CONTRIBUTED PROPERTIES

AND OPTIONAL PROPERTY INTERESTS

Set forth below is a list of each Optional Contributing Entity, its Optional Contributed Property and the Optional Property Interests that may, at the Company’s option, be contributed, directly or indirectly, to the Operating Partnership upon the final resolution of certain litigation with respect to such Optional Contributed Properties.

Optional Contributing Entity	Optional Contributed Property	Optional Property Interest
112 West 34th Street Associates L.L.C.	112-120 West 34th Street	Ground lessee
	122 West 34th Street	Fee owner
112 West 34th Street Company L.L.C.	112-122 West 34th Street	Operating sublessee
1400 Broadway Associates L.L.C.	1400 Broadway	Ground lessee

B-34

EXHIBIT B

TO

CONTRIBUTION AGREEMENT

FORM OF CONTRIBUTION AND ASSUMPTION AGREEMENT

Dated as of

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, the undersigned (“Contributor”) hereby assigns, transfers, sells and conveys to Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”) or its designee, its entire legal and beneficial right, title and interest in, to and under the following (excluding, however, any Excluded Assets):

•

all of the Contributed Assets and the Assumed Agreements together with all amendments, waivers, supplements and other modifications of and to such Assumed Agreements through the date hereof, in each case to the fullest extent the assignment thereof is permitted by applicable Laws.

TO HAVE AND TO HOLD the same unto the Operating Partnership, its successors and assigns, forever.

Upon the execution and delivery hereof, the Operating Partnership absolutely and unconditionally accepts the foregoing assignment from Contributor of each Contributed Asset and Assumed Agreement listed for Contributor on Schedule A attached hereto, if any, and assumes all Assumed Liabilities (excluding, however, any Excluded Liabilities) from Contributor, and agrees to be bound by the terms, conditions and covenants thereof, and to perform all duties and obligations of Contributor thereunder from and after the date hereof. The Operating Partnership assumes no Excluded Liabilities, if any, and the parties thereto agree that all Excluded Liabilities, if any, shall remain the sole responsibility of Contributor.

Contributor, for itself, its successors and assigns, hereby covenants and agrees that, at any time and from time to time after the date hereof upon the written request of the Operating Partnership or its successors or assigns, Contributor will, without further consideration, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, each and all of such further acts, deeds, assignments, transfers, conveyances and assurances as may reasonably be required by the Operating Partnership or such successors and assigns in order to assign, transfer, set over, convey, assure and confirm unto and vest in the Operating Partnership, its successors and assigns, title to the Contributed Assets and the Assumed Agreements granted, sold, transferred, conveyed and delivered by this Agreement.

Capitalized terms used herein, but not defined have the meanings ascribed to them in the Contribution Agreement, dated as of [                    ], 201[    ], between the Operating Partnership, Contributor and the other parties thereto.

[Remainder of page left intentionally blank.]

B-35

IN WITNESS WHEREOF, the parties have duly executed and delivered this Contribution and Assumption Agreement as of the date first written above.

“CONTRIBUTOR”

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

By:
Name: Title:

“OPERATING PARTNERSHIP”

EMPIRE STATE REALTY OP, L.P.

By:
Name: Title:

B-36

EXHIBIT G

TO

CONTRIBUTION AGREEMENT

FORM OF REGISTRATION RIGHTS AGREEMENT

B-37

EXHIBIT H

TO

CONTRIBUTION AGREEMENT

FORM OF LOCK-UP AGREEMENT

B-38

Empire Realty Trust, Inc.

Lock-Up Agreement

[Date]

[Names of Underwriters]

[Address of Underwriters]

as Representatives of the several

Underwriters to be named in the

within-mentioned Underwriting Agreement

Re: Empire Realty Trust, Inc.—Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in such agreement (collectively, the “Underwriters”) with Empire Realty Trust, Inc., a Maryland corporation (the “Company”), providing for a public offering (the “Public Offering”) of the Common Stock of the Company (the “Shares”) pursuant to a Registration Statement on Form S-11 to be filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the periods specified in the following paragraph (the “Lock-Up Periods”), the undersigned will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company or units of limited partnership interest in Empire Realty Trust, L.P. (“OP Units”), or any options or warrants to purchase any shares of Common Stock of the Company or OP Units, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company or OP Units, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Shares”), and the undersigned will not exercise any right with respect to the registration of any of the Undersigned’s Shares, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended. The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

The first initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 180 days after the public offering date set forth on the final prospectus used to sell the Shares (the “Public Offering Date”) pursuant to the Underwriting Agreement, with respect to 50% of the Undersigned’s Shares (as determined at the time of expiration of such initial Lock-Up Period), and the second initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 365 days after the Public Offering Date, with respect to the remaining amount the Undersigned’s Shares; provided, however, that if (1) during the last 17 days of either of the initial Lock-Up Periods, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of either of the initial Lock-Up Periods, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 15-day period following the last day of such initial Lock-Up Period, then in each case such Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless each Representative waives, in writing, such extension.

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[Names of Underwriters]

The undersigned hereby agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of either initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that such Lock-Up Period (as such may have been extended pursuant to the previous paragraph) has expired.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) to members of the immediate family of the undersigned, provided that any such immediate family member agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iv) to affiliates of, or entities controlled by, the undersigned, provided that any such affiliate or controlled entity agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (v) with the prior written consent of each Representative on behalf of the Underwriters. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer the capital stock of the Company to any wholly-owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Agreement and there shall be no further transfer of such capital stock except in accordance with this Agreement, and provided further that any such transfer shall not involve a disposition for value. It shall be a further condition to any transfer permitted by this paragraph (including clauses (i) through (v) above) that such transfer is not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended, and that the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfer. After giving effect to the transactions contemplated by the Public Offering, and, except as contemplated in this paragraph , for the duration of this Lock-Up Agreement, the undersigned will have good title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

In addition to the foregoing, the undersigned may sell shares of Common Stock of the Company purchased by the undersigned on the open market following the public offering of Common Stock of the Company if and only if such sales are not required to be reported in any public report or filing with the SEC or otherwise and the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Very truly yours,

Exact Name of Shareholder

Authorized Signature

Title

B-40

EXHIBIT I

TO

CONTRIBUTION AGREEMENT

ARTICLES

B-41

SCHEDULE 1.4

TO

CONTRIBUTION AGREEMENT

EXCLUDED ASSETS

(a)	All cash and cash equivalents (including certificates of deposit), except to the extent otherwise provided for in Section 1.4 of the Agreement;

(b)	Any right to a refund or other payment relating to a period ending at or prior to the Closing Date, including any real estate tax refund;

(c)	Bank accounts (other than bank accounts holding any refundable cash security deposits, or other credit enhancements held by or for the benefit of Contributor under any applicable Assumed Agreements for the Property or reserves delivered to the Operating Partnership);

(d)	Any refund related to a period at or prior to Closing in connection with the termination of Contributor’s existing insurance policies;

(e)	All contracts between Contributor and any law or accounting firm prior to the Closing Date; and

(f)	Any materials relating to the background or financial condition of a present or prior Participant of Contributor.

B-42

SCHEDULE 1.8

TO

CONTRIBUTION AGREEMENT

CALCULATION OF CONTRIBUTOR VALUE

For the purposes of the Agreement, the “Value” of Contributor shall be calculated pursuant to the formula set forth below. Capitalized terms used in this Schedule 1.8 shall have the meanings set forth below and capitalized terms used in this Schedule 1.8 without definition shall have the meanings assigned to such terms in the Agreement.

Number of OP Units = V/IPO Price

V = AP x TIV

where:

V = Value

AP = Allocable Percentage

TIV = Total Inside Value

“Allocable Percentage” shall mean the percentage calculated as a fraction, the numerator of which is Contributor’s Exchange Value and the denominator of which is the aggregate Exchange Value of the Contributing Entities plus the Management Companies plus any Optional Contributing Entity to the extent consolidated simultaneously with the Formation Transactions on the Closing Date.

“Exchange Value” shall mean the final exchange value determined in accordance with the valuation described in the Prospectus/Consent Solicitation Statement included in the registration statement on Form S-4 for the Company, as the same may be amended or supplemented.

“Public Equity” shall mean the product of: (i) the aggregate number of shares of Class A Common Stock sold to the public in the IPO (excluding the over-allotment option, if any) times (ii) the IPO Price.

“Total Equity” shall mean the product of: (i) the sum of (A) the aggregate number of shares of Common Stock to be outstanding immediately following the IPO Closing (excluding the over-allotment option, if any) and (B) the aggregate number of OP Units to be outstanding immediately following the IPO Closing other than OP Units held by the Company times (ii) the IPO Price.

“Total Inside Value” shall mean the sum of Total Equity minus Public Equity.

B-43

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

PRELIMINARY CONSENT FORM

Reference is made to the Prospectus/Consent Solicitation Statement and the related Prospectus Supplement and Notice of Consent Solicitation to Participants, each dated [            ,             ] 2012. The undersigned participant in the entity named above (the “subject LLC”) hereby votes as set forth below with respect to all participation interests in the subject LLC which the undersigned may be entitled to vote:

Please check the appropriate box.

1.	A. CONSOLIDATION

FOR ☐	AGAINST ☐	ABSTAIN ☐

The consolidation (“the consolidation”) of the subject LLC into Empire State Realty Trust, Inc. (the “company”) as described in the Prospectus/Consent Solicitation Statement, including the authorization of Malkin Holdings LLC (the “supervisor”) to take, on behalf of the subject LLC, any and all actions that are necessary or appropriate to carry out the consolidation. By voting for the consolidation, the undersigned hereby agrees to all the terms of the Contribution Agreement attached as Appendix B to the supplement (the “Supplement”) with respect to the subject LLC (the “Contribution Agreement”).

B.	ELECTION OF OPERATING PARTNERSHIP UNITS OR CLASS A COMMON STOCK

(i) CLASS A COMMON STOCK:

☐  The undersigned will receive its consideration in accordance with the following election*:

☐  Operating Partnership Units of Empire State Realty OP, L.P. (the “Operating Partnership”)

I wish to receive     % of the consideration in the form of Operating Percentage Units of the operating partnership.

☐  Class A Common Stock of Empire Realty Trust, Inc.

I wish to receive     % of the consideration in the form of Class A common stock.

*	If no box is checked, the consideration will be 100% operating partnership units.

If a box is checked, but no percentage is filled in, the percentage will be deemed to be 100%.

C.	ELECTION OF CLASS B COMMON STOCK

If you elect to receive operating partnership units under item 1.B., you may elect to receive one share of Class B common stock (entitling you to 50 votes) in lieu of one operating partnership unit out of every 50 operating partnership units which you otherwise will receive. If you wish to receive Class B common stock, please check the following box.**

☐  Class B Common Stock of Empire Realty Trust, Inc.

I wish to receive     % of the maximum amount of Class B common stock to which I am entitled.

**	If the box is checked, but no percentage is filled in, the percentage will be deemed to be 100%.

2.	THIRD-PARTY PORTFOLIO SALE

FOR ☐	AGAINST ☐	ABSTAIN ☐

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Authorization of the supervisor to approve an offer from an unaffiliated third-party to purchase the consolidated portfolio if a definitive agreement is signed by December 31, 2015, and to take on behalf of the subject LLC any and all actions that are necessary or appropriate to carry out the foregoing, on the terms described in the Prospectus/Consent Solicitation Statement and Prospectus Supplement.

3.	VOLUNTARY PRO RATA REIMBURSEMENT PROGRAM FOR LITIGATION AND ARBITRATION COSTS

CONSENTS TO ☐	DOES NOT CONSENT TO ☐	ABSTAIN ☐

Voluntary pro rata reimbursement to the supervisor and Peter L. Malkin as described in the Prospectus/Consent Solicitation Statement and Prospectus Supplement for the prior advances of all costs, plus interest, incurred in connection with litigations and arbitrations with the former property manager and leasing agent of the property in which the subject LLC owns an interest.

THIS CONSENT SOLICITATION IS MADE ON BEHALF OF THE SUPERVISOR, MALKIN HOLDINGS LLC. THE SUPERVISOR RECOMMENDS THAT PARTICIPANTS CONSENT TO EACH OF THE FOREGOING ITEMS.

WHAT EACH PARTICIPANT RECEIVES IN THE CONSOLIDATION OR THIRD-PARTY PORTFOLIO SALE WILL BE BASED ON THE ALLOCATION MADE IN ACCORDANCE WITH EXCHANGE VALUE AND THE ENTERPRISE VALUE DETERMINED IN THE COMPANY’S INITIAL PUBLIC OFFERING (THE “IPO”) OR SUCH SALE. THE EXCHANGE VALUE SHOWN IN THE PROSPECTUS/CONSENT SOLICITATION IS MADE BY DUFF & PHELPS, LLC (THE “INDEPENDENT VALUER”).

IF THIS CONSENT FORM IS SIGNED AND RETURNED WITHOUT A CHOICE INDICATED AS TO ITEMS 1.A OR 2, THE PARTICIPANT WILL BE DEEMED TO HAVE CONSENTED TO SUCH ITEM. IF THIS CONSENT FORM IS SIGNED AND RETURNED WITHOUT A CHOICE INDICATED AS TO ITEM 3, THE PARTICIPANT WILL BE DEEMED NOT TO HAVE CONSENTED TO SUCH ITEM.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN COMPLETING THIS FORM, PLEASE CALL MACKENZIE PARTNERS, INC. (888-410-7850), WHICH HAS BEEN ENGAGED BY THE SUPERVISOR TO ASSIST IN ANSWERING PARTICIPANT INQUIRIES.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS CONSENT FORM, INCLUDING (1) THE ENCLOSED CERTIFICATE OF NON-FOREIGN STATUS (IF APPLICABLE) AND (2) THE ENCLOSED INTERNAL REVENUE SERVICE FORM W-9 (OR OTHER APPLICABLE FORM), ALL IN THE ENVELOPE PROVIDED. NO POSTAGE IS REQUIRED IF MAILED IN THE U.S. (ALTERNATIVELY, YOU MAY FAX TO 212-929-0308 OR EMAIL TO MALKINHOLDINGS@MACKENZIEPARTNERS.COM.)

If you own participation interests in more than one group in the subject LLC, your consent applies to all such interests.

This consent form signature page also constitutes the signature page for the Lockup Agreement, the form of which is the exhibit to the Contribution Agreement. This consent form signature page also constitutes the signature page for the Limited Partnership Agreement and Registration Rights Agreement, the forms of which are attached as Appendixes D and E, respectively, to the Supplement. By executing this consent form, you agree to be bound by each such applicable agreement in the form attached to the Contribution Agreement or the Supplement, as applicable, all with the same effect as if you signed that agreement. Execution of this page constitutes execution of each such agreement, and the undersigned authorizes this page to be attached as a counterpart signature page for each such agreement.

C-2

This consent form must be completed and returned before the expiration date determined by the supervisor.

Date:

Name of Participant:

Investor ID#:

Original investment:	$

Exchange Value*:	$

Voluntary Reimbursement Share:	$

Signature(s) of Participant or Authorized Signatory	Signature(s) of Participant or Authorized Signatory

Title (if Trust or entity)	Title (if Trust or entity)

Please sign your name exactly as shown in print above. If there are two or more joint holders, all such holders must sign. If signing as attorney-in-fact, executor, administrator, trustee or guardian, please give your full title. If signing for an entity (corporation, partnership, or limited liability company), please give your full title (officer, partner, or authorized person). If more than one signature is required, this consent form may be executed in separate counterparts.

*	Exchange value has been derived from the appraisal by the Independent Valuer and does not represent the value of the consideration you will receive in the consolidation, which will be based on the enterprise value determined in connection with the pricing of the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO and may be higher or lower than the aggregate exchange value. Historically, in a typical initial public offering of a real estate investment trust, the enterprise value and IPO price are at a discount to the net asset value of the real estate investment trust’s portfolio of properties, which in turn may be above or below the aggregate exchange value. Exchange value has been computed without deduction for voluntary reimbursement.

C-3

CERTIFICATION OF NON-FOREIGN STATUS: INSTRUCTIONS

THE FOLLOWING TWO PAGES CONTAIN CERTIFICATIONS OF NON-FOREIGN STATUS FOR (1) PARTICIPANTS THAT ARE INDIVIDUALS AND (2) PARTICIPANTS THAT ARE ENTITIES OTHER THAN INDIVIDUALS, RESPECTIVELY. IF YOU ARE A U.S. PERSON FOR U.S. FEDERAL INCOME TAX PURPOSES, PLEASE COMPLETE THE APPLICABLE CERTIFICATION AND INCLUDE IT WITH YOUR CONSENT FORM IN ORDER TO PREVENT U.S. FEDERAL WITHHOLDING TAX FROM APPLYING TO THE CONSIDERATION THAT YOU RECEIVE IN THE CONSOLIDATION.

IF A PARTICIPANT IS AN ENTITY SUCH AS A LIMITED LIABILITY COMPANY THAT IS TREATED AS A “DISREGARDED ENTITY” FOR U.S. FEDERAL INCOME TAX PURPOSES, THE OWNER OF THE PARTICIPANT (OR, IF THE PARTICIPANT IS OWNED BY ANOTHER DISREGARDED ENTITY, THE FIRST INDIRECT OWNER OF THE PARTICIPANT THAT IS NOT TREATED AS A DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES) SHOULD COMPLETE THE CERTIFICATION OF NON-FOREIGN STATUS.

IF YOU ARE NOT A U.S. PERSON FOR U.S. FEDERAL INCOME TAX PURPOSES, DO NOT COMPLETE A CERTIFICATION OF NON-FOREIGN STATUS. SEE “U.S. FEDERAL INCOME TAX CONSIDERATIONS—U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE CONSOLIDATION— WITHHOLDING CONSIDERATIONS FOR PARTICIPANTS” IN THE PROSPECTUS/CONSENT SOLICITATION STATEMENT FOR MORE INFORMATION.

C-4

CERTIFICATION OF NON-FOREIGN STATUS (INDIVIDUAL PARTICIPANT)

Reference is made to the Prospectus/Consent Solicitation Statement and the related Supplement and Notice of Consent Solicitation to Participants, each dated                     , 2012 (the “Consent Solicitations”).

To inform Empire State Realty OP, L.P. that withholding of tax is not required upon the consummation of the transactions contemplated in the Consent Solicitations, the undersigned hereby certifies the following:

1.	My name is .

2.	I am not a nonresident alien for purposes of U.S. federal income taxation;

3.	My U.S. taxpayer identifying number (Social Security number) is ; and

4.	My home address is .

I understand that this certificate may be disclosed to the Internal Revenue Service by Empire State Realty OP, L.P. and that any false statement I have made here could be punished by fine, imprisonment or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete.

Date:

Signature(s) of Participant	Signature(s) of Participant

C-5

CERTIFICATION OF NON-FOREIGN STATUS (NON-INDIVIDUAL ENTITY PARTICIPANT)

Reference is made to the Prospectus/Consent Solicitation Statement and the related Supplement and Notice of Consent Solicitation to Participants, each dated                     , 2012 (the “Consent Solicitations”).

To inform Empire State Realty OP, L.P. that withholding of tax is not required upon the consummation of the transactions contemplated in the Consent Solicitations, the undersigned hereby certifies the following on behalf of the Participant:

1.	The name of the Participant is: .

2.	The Participant is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Treasury Regulations);

3.	The Participant is not a disregarded entity as defined in Treasury Regulation §1.1445-2(b)(2)(iii);

4.	The Participant’s U.S. employer identification number is ; and

5.	The Participant’s office address is: .

The Participant understands that this certification may be disclosed to the Internal Revenue Service by Empire State Realty OP, L.P. and that any false statement contained herein could be punished by fine, imprisonment or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Participant.

Date:

Signature(s) of Authorized Signatory	Signature(s) of Authorized Signatory

Title	Title

C-6

INTERNAL REVENUE SERVICE FORM W-9 AND W-8

If you are a “U.S. person” for U.S. federal income tax purposes, please complete, sign and date the attached Internal Revenue Service Form W-9 “Request for Taxpayer Identification Number and Certification” in accordance with the instructions accompanying such form (also attached) and include it with your consent form. If you are not a “U.S. person” for U.S. federal income tax purposes, you are generally required to complete an Internal Revenue Service Form W-8BEN “Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding” (the “W-8BEN”) or a different Form W-8, depending on your individual circumstances. If you are required to complete a W-8BEN or an alternate form, please complete, sign and date the appropriate form and include it with your consent form. Forms W-8BEN and alternate forms can be found online at www.irs.gov.

C-7

NON-U.S. PERSONS SHALL COMPLETE THE APPLICABLE IRS FORM W-8. THIS FORM MUST BE COMPLETED BY ALL U.S. PERSONS PARTICIPATING IN THE CONSOLIDATION. FAILURE TO COMPLETE AND RETURN THIS FORM (OR FOR NON-U.S. PERSONS, THE APPLICABLE IRS FORM W-8) MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE CONSOLIDATION. ADDITIONAL INSTRUCTIONS ARE AVAILABLE ONLINE AT http://www.irs.gov/pub/irs-pdf/fw9.pdf.

TAXPAYER’S NAME:

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification No.	Part I Taxpayer Identification No.—For All Accounts

Enter your taxpayer identification number in the appropriate box. For most individuals and sole proprietors, this is your social security number. For other entities, it is your employer identification number. If you do not have a number, see “How to Get a TIN” in the online instructions, available at:

http://www.irs.gov/pub/irs-pdf/fw9.pdf.

Note: If the account is in more than one name, see the chart in the online instructions to determine what number to enter.

	Social Security Number OR Employer Identification Number	Part II—For Payees Exempt From Backup Withholding, see the additional instructions available online at http://www.irs.gov/ pub/irs-pdf/fw9.pdf.

Check appropriate box:

☐  Individual/Sole proprietor    ☐  C Corporation    ☐  S Corporation    ☐  Partnership    ☐  Trust/Estate

☐  Limited liability company. Enter tax classification (D = disregarded entity, C = corporation, P = partnership) V                          ☐  Other (specify)

☐  Exempt from Backup Withholding

Part III Certification—Under penalties of perjury, I certify that:

(1)	The number shown on this form is my correct taxpayer identification number or I am waiting for a number to be issued to me;

(2)	I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of the documents accompanying this form other than the certifications required to avoid backup withholding.

SIGNATURE                                               DATE                              , 2012

C-8

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of             , 2012, is made and entered into by and between Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), and certain persons listed on Schedule 1 hereto.

RECITALS

WHEREAS, in connection with the initial public offering (the “IPO”) of shares of the Company’s Class A common stock, $0.01 par value per share (the “Class A Common Stock”), the Company and Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”), have entered into certain agreements pursuant to which they will engage in certain formation transactions (the “Formation Transactions”), pursuant to which holders of interests (or certain related parties) (collectively, the “Existing Holders”) in the entities participating in the Formation Transactions (the “Existing Entities”) will receive, in exchange for their respective interests in the Existing Entities, directly or indirectly through distributions of such securities by the Existing Entities, (i) units representing limited partnership interests (the “OP Units”) of the Operating Partnership, redeemable, under certain circumstances, into shares of Class A Common Stock on a one-for-one basis (the “Contributor OP Interests”); (ii) shares of Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”) of the Company, convertible, under certain circumstances, into shares of Class A Common Stock on a one-for-one basis (the “Contributor REIT Interests” and, together with the Contributor OP Interests, the “Contributor Interests”); (iii) shares of Class A Common Stock (the “Initial Contributor Shares”); and/or (iv) cash;

WHEREAS, the Company plans to grant at the closing of the IPO (i) shares of restricted Class A Common Stock (“Restricted Shares”) pursuant to Restricted Stock Agreements (the “Restricted Stock Agreements”) between the Company and certain members of its senior management team and independent directors (the “Restricted Share Recipients”) as an award under the Company’s 2012 Equity Incentive Plan (the “Equity Plan”); and/or (ii) LTIP Units (“Management LTIP Units”) pursuant to LTIP Award Agreements (the “LTIP Award Agreements”) between the Company and certain members of its senior management team and independent directors (the “LTIP Recipients”) as an award under the Equity Plan;

WHEREAS, the Company may, from time to time, grant to members of its senior management team and its independent directors additional awards under the Equity Plan consisting of, or based upon, shares of Class A Common Stock (the “Additional Plan Shares”); and

WHEREAS, the Company desires to enter into this Agreement with the Holders (as defined below) in order to grant the Holders the registration rights contained herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.    Definitions. As used in this Agreement, the following terms shall have the following meanings:

“1% Holder” shall mean (i) the Helmsley Trust and (ii) the Malkin Group.

“1% Holder Piggy-Back Registration” shall have the meaning set forth in Section 2.3 of this Agreement.

“Additional Plan Shares” shall have the meaning set forth in the Recitals hereof.

“Agreement” shall mean this Registration Rights Agreement as originally executed and as amended, supplemented or restated from time to time.

E-1

“Board” shall mean the Board of Directors of the Company.

“Business Day” shall mean any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are directed or permitted to be closed.

“Class A Common Stock” shall have the meaning set forth in the Recitals hereof.

“Class B Common Stock” shall have the meaning set forth in the Recitals hereof.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning set forth in the introductory paragraph hereof.

“Company Piggy-Back Registration” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Contributor Interests” shall have the meaning set forth in the Recitals hereof.

“Contributor OP Interests” shall have the meaning set forth in the Recitals hereof.

“Contributor REIT Interests” shall have the meaning set forth in the Recitals hereof.

“Contributor Shares” shall mean the Initial Contributor Shares and the shares of Class A Common Stock that may be acquired by the Holders in connection with the exercise by such Holders of the exchange or conversion rights associated with the Contributor Interests.

“Controlling Person” shall have the meaning set forth in Section 5(a) of this Agreement.

“Convertible Class B Common Stock” shall mean shares of Class B Common Stock that may be automatically converted to shares of Class A Common Stock pursuant to Section 6.3.7 of the Articles of Amendment and Restatement of the Company.

“Demand Holder” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Demand Period” shall mean the period commencing on the date that is six (6) months after the closing of the IPO and ending on the Resale Shelf Effective Date.

“Demand Registration” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Demand Registration Notice” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Demand Registration Statement” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Depositary” shall mean The Depository Trust Company, or any other depositary appointed by the Company, provided, however, that such depositary must have an address in the Borough of Manhattan, in the City of New York.

“End of Suspension Notice” shall have the meaning set forth in Section 3(a) of this Agreement.

“Equity Plan” shall have the meaning set forth in the Recitals hereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended (or any corresponding provision of succeeding law) and the rules and regulations thereunder.

“Exchangeable OP Units” shall mean OP Units that may be redeemable for cash or, at the Company’s option, exchangeable for shares of Class A Common Stock pursuant to Section 8.06 of the Amended and Restated Agreement of Limited Partnership of the Operating Partnership.

E-2

“Existing Entities” shall have the meaning set forth in the Recitals hereof.

“Existing Holders” shall have the meaning set forth in the Recitals hereof.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“Helmsley Trust” means the Estate of Leona M. Helmsley, The Leona M. and Harry B. Helmsley Charitable Trust and their respective affiliates, assigns and transferees.

“Holders” shall mean (i) the Existing Holders, the LTIP Recipients and the Restricted Share Recipients as holders of Registrable Securities and (ii) any direct or indirect transferee (to the extent permitted under the Articles of Amendment and Restatement of the Company, the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, the Restricted Award Agreements, or the LTIP Award Agreements, as applicable) of such Registrable Securities from an Existing Holder, an LTIP Recipient or a Restricted Share Recipient, as the case may be, provided, that such transferee agrees in writing to be bound by all the provisions hereof. For purposes of this Agreement, the Company may deem and treat the registered holder of a Registrable Security as the Holder and absolute owner thereof, unless notified to the contrary in writing by the registered Holder thereof.

“Initial Contributor Shares” shall have the meaning set forth in the Recitals hereof.

“IPO” shall have the meaning set forth in the Recitals hereof.

“Issuer Shelf Effective Date” shall have the meaning set forth in Section 2.1(b)(iii) of this Agreement.

“Issuer Shelf Registration Statement” shall have the meaning set forth in Section 2.1(b)(i) of this Agreement.

“Liabilities” shall have the meaning set forth in Section 5(a)(i) of this Agreement.

“LTIP Award Agreements” shall have the meaning set forth in the Recitals hereof.

“LTIP Recipients” shall have the meaning set forth in the Recitals hereof.

“LTIP Units” shall mean OP Units issued by the Operating Partnership classified as LTIP Units.

“Malkin Group” shall mean all of the following, as a group: Anthony E. Malkin, Peter L. Malkin and each of their lineal descendents (including spouses of such descendents), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing.

“Market Value” shall mean, with respect to the Class A Common Stock, the average of the daily market price for the ten (10) consecutive trading days immediately preceding the date of a written request for an Underwritten Offering pursuant to Section 2.1(c) hereto or for registration pursuant to Section 2.2(a) hereto. The market price for each such trading day shall be: (i) if the Class A Common Stock is listed or admitted to trading on any securities exchange, the closing price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day, in either case as reported in the principal consolidated transaction reporting system, (ii) if the Class A Common Stock is not listed or admitted to trading on any securities exchange, the last reported sale price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the Company, or (iii) if the Class A Common Stock is not listed or admitted to trading on any securities exchange and no such last reported sale price or closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the Company, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than ten (10) days prior to the date in question) for which prices have

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been so reported; provided that if there are no bid and asked prices reported during the ten (10) days prior to the date in question, the Market Value of the Class A Common Stock shall be determined by the Board acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.

“Management LTIP Units” shall have the meaning set forth in the Recitals hereof.

“Management Shares” shall mean the Class A Common Stock that may be acquired by the LTIP Recipients in connection with the exercise by such LTIP Recipients of the exchange rights associated with the Management LTIP Units.

“Non-requesting Holders” shall have the meaning set forth in Section 2.3 of this Agreement.

“Notice and Questionnaire” shall mean a written notice, substantially in the form attached as Exhibit A, delivered by a Holder to the Company (i) notifying the Company of such Holder’s desire to include Registrable Securities held by it in a Resale Shelf Registration Statement, (ii) containing all information about such Holder required to be included in such Resale Shelf Registration Statement in accordance with applicable law, including Item 507 of Regulation S-K promulgated under the Securities Act, as amended from time to time, or any similar successor rule thereto, and (iii) pursuant to which such Holder agrees to be bound by the terms and conditions hereof.

“Operating Partnership” shall have the meaning set forth in the Recitals hereof.

“OP Units” shall have the meaning set forth in the Recitals hereof.

“Person” shall mean any individual, partnership, corporation, limited liability company, joint venture, association, estate, trust, unincorporated organization or other governmental or legal entity.

“Public Existing Entities” shall mean Empire State Building Associates L.L.C., a New York limited liability company, 60 East 42nd St. Associates L.L.C., a New York limited liability company and 250 West 57th St. Associates L.L.C., a New York limited liability company.

“Primary Shares” shall have the meaning set forth in Section 2.1(b)(i) of this Agreement.

“Recommended Offering Size” shall have the meaning set forth in Section 2.4 of this Agreement.

“Registrable Securities” shall mean at any time (i) the Contributor Shares, (ii) the Management Shares, (iii) the Restricted Shares and (iv) the Additional Plan Shares, each upon original issuance thereof and at all times subsequent thereto, including upon the transfer thereof by the original Holders or any subsequent Holders and any securities issued in respect of such securities by reason of or in connection with any exchange for or replacement of such securities or any stock dividend, stock distribution, stock split, purchase in any rights offering or in connection with any combination of shares, recapitalization, merger or consolidation, or any other equity securities issued pursuant to any other pro rata distribution with respect to the Class A Common Stock, until, as to any particular Registrable Security, the earliest time as one of the following shall have occurred: (i) a Registration Statement covering such securities has been declared effective by the Commission and all such shares have been disposed of pursuant to such effective Registration Statement; (ii) except in the case of Registrable Securities issued to the Helmsley Trust pursuant to an effective Registration Statement on Form S-4, such securities (other than Restricted Securities) were issued pursuant to an effective Registration Statement, (iii) such Registrable Securities have been publicly sold under Rule 144 under the Securities Act, (iv) with respect to Holders that individually hold less than 1% of the Registrable Securities originally issued in connection with the Formation Transactions, such Registrable Securities may be sold in one transaction pursuant to Rule 144; or (v) such securities have been otherwise transferred in a transaction that constitutes a sale thereof under the Securities Act and such shares subsequently may be resold or otherwise transferred by such transferee without registration under the Securities Act.

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“Registration Statement” means any registration statement filed by the Company with the Commission in compliance with the Securities Act (including any Shelf Registration Statement or Demand Registration Statement) for a public offering and sale of the Class A Common Stock or other securities of the Company, including the prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all materials incorporated by reference or deemed to be incorporated by reference in such registration statement (other than a registration statement (i) on Form S-4 (including the registration statement on Form S-4 filed with the Commission in connection with the Formation Transactions) or Form S-8 or any successor form to Form S-4 or Form S-8 or in connection with any employee or director welfare, benefit or compensation plan, (ii) covering only securities proposed to be issued in exchange for securities or assets of another entity, (iii) in connection with an exchange offer or an offering of securities exclusively to existing security holders of the Company or its subsidiaries, (iv) relating to a transaction pursuant to Rule 145 of the Securities Act, (v) for an offering of debt, or (vi) for a dividend reinvestment plan).

“Requesting Holder” shall have the meaning set forth in Section 2.1(c) of this Agreement.

“Resale Shelf Effective Date” shall have the meaning set forth in Section 2.1(a) of this Agreement.

“Resale Shelf Registration Statement” shall have the meaning set forth in Section 2.1(a) of this Agreement.

“Restricted Securities” means shares of Class A Common Stock issued under an Issuer Shelf Registration Statement which if sold by the holder thereof would constitute “restricted securities” as defined under Rule 144 under the Securities Act.

“Restricted Shares” shall have the meaning set forth in the Recitals hereof.

“Restricted Share Recipients” shall have the meaning set forth in the Recitals hereof.

“Restricted Stock Agreements” shall have the meaning set forth in the Recitals hereof.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Selling Holder” shall mean a Holder who is selling Registrable Securities pursuant to a Registration Statement pursuant to the terms hereof.

“Selling Holders’ Counsel” shall mean the respective counsel for each 1% Holder holding Registrable Securities included in a Registration Statement.

“Shelf Effectiveness Period” shall have the meaning set forth in Section 2.1(e) of this Agreement.

“Shelf Registration Statement” shall mean a Resale Shelf Registration Statement and/or an Issuer Shelf Registration Statement.

“Suspension Event” shall have the meaning set forth in Section 3(a) of this Agreement.

“Suspension Notice” shall have the meaning set forth in Section 3(a) of this Agreement.

“Underwritten Offering” shall mean a sale of securities of the Company to an Underwriter or Underwriters for reoffering to the public.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

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Section 2.    Registrations.

2.1    Shelf Registration.

(a)    Resale Shelf Registration. Subject to Section 3 hereto, the Company agrees to use commercially reasonable efforts to file with the Commission not later than 12 months from the beginning of the first full calendar month following the closing of the IPO with the Commission a “shelf” registration statement on Form S-3 (or, if the Company is not eligible to use Form S-3, on Form S-11 or any similar or successor form) with respect to the resale of the Registrable Securities by the Holders thereof (a “Resale Shelf Registration Statement”) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. The Company shall use its commercially reasonable efforts to cause such Resale Shelf Registration Statement to be declared effective by the Commission within 120 days following the date of filing thereof (the “Resale Shelf Effective Date”). The Resale Shelf Registration Statement shall be on an appropriate form and the registration statement and any form of prospectus included therein (or prospectus supplement relating thereto) shall reflect the plan of distribution or method of sale as the Holders may from time to time notify the Company.

At the time the Resale Shelf Registration Statement is declared effective, each Holder that has delivered a duly completed and executed Notice and Questionnaire to the Company on or prior to the date ten (10) Business Days prior to such time of effectiveness shall be named as a selling securityholder in the Resale Shelf Registration Statement and the related prospectus in such a manner as to permit such Holder to deliver such prospectus to purchasers of Registrable Securities in accordance with applicable law. If required by applicable law, subject to the terms and conditions hereof, after effectiveness of the Resale Shelf Registration Statement, the Company shall file a supplement to such prospectus or amendment to the Resale Shelf Registration Statement not less than once a calendar quarter as necessary to name as selling securityholders therein any Holders that provide to the Company a duly completed and executed Notice and Questionnaire and shall use reasonable efforts to cause any post-effective amendment to such Resale Shelf Registration Statement filed for such purpose to be declared effective by the Commission as promptly as reasonably practicable after the filing thereof.

(b) Issuer Shelf Registration.

(i)    The Company may, at its option, satisfy its obligation to prepare and file a Resale Shelf Registration Statement pursuant to Section 2.1(a) solely with respect to shares of Class A Common Stock issuable upon exchange of Exchangeable OP Units and/or conversion of Convertible Class B Common Stock by preparing and filing with the Commission not later than 12 months from the beginning of the first full calendar month following the closing of the IPO one or more “shelf” registration statements on Form S-3 (or, if the Company is not eligible to use Form S-3, on Form S-11 or any similar or successor form) (an “Issuer Shelf Registration Statement”) providing for (i) the issuance by the Company, from time to time, to the Holders of such Exchangeable OP Units and/or Convertible Class B Common Stock upon redemption or conversion thereof, of shares of Class A Common Stock registered under the Securities Act (the “Primary Shares”); and (ii) to the extent such Primary Shares constitute Restricted Securities, the registered resale thereof by their Holders from time to time in accordance with the methods of distribution elected by the Holders and set forth therein (but except as provided in Section 2.1(c) below, not an Underwritten Offering).

(ii)    Notwithstanding Section 2.1(b)(i), the Company agrees to use commercially reasonable efforts to file with the Commission not later than 12 months from the beginning of the first full calendar month following the closing of the IPO with the Commission an Issuer Shelf Registration Statement with respect to the shares of Class A Common Stock issuable upon exchange of Exchangeable OP Units and Convertible Class B Common Stock issued to the Existing Holders in the Public Existing Entities.

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(iii)    The Company shall use its commercially reasonable efforts to cause any Issuer Shelf Registration Statement to be declared effective by the Commission within 120 days following the date of filing thereof (the “Issuer Shelf Effective Date”).

(c)    Underwritten Registered Resales. Any offering by a 1% Holder under a Shelf Registration Statement shall be underwritten at the written request of such 1% Holder (such holder the “Requesting Holder”), provided, that: (i) the Registrable Securities requested to be registered in such Underwritten Offering shall have a Market Value of at least $150,000,000 on the date of such request, except that the fourth Underwritten Offering requested by the Helmsley Trust under this Section 2.1(c) shall have a Market Value of at least $100,000,000 on the date of such request; (ii) the Company shall not be obligated to effect more than two (2) Underwritten Offerings during any 12-month period following the Resale Shelf Effective Date; (iii) no 1% Holder shall have the ability to effect more than four (4) Underwritten Offerings under this Section 2.1(c); and (iv) the Company shall not be obligated to effect, or take any action to effect, an Underwritten Offering (a) within 90 days following the last date on which an Underwritten Offering was effected pursuant to this Section 2.1(c) or Section 2.2(a); or (b) during any lock-up period required by the Underwriters in any prior Underwritten Offering conducted by the Company on its own behalf or on behalf of selling stockholders. Any request for an Underwritten Offering hereunder shall be made to the Company in accordance with the notice provisions set forth in Section 8(f) hereto.

(d)    Underwriters. The Requesting Holder shall select the book-running managing Underwriter in connection with any Underwritten Offering pursuant to Section 2.1(c); provided, that such managing Underwriter must be reasonably satisfactory to the Company. The Requesting Holder may select any additional investment banks and managers to be used in connection with the Underwritten Offering; provided, that such additional investment bankers and managers must be reasonably satisfactory to the Company.

(e)    Shelf Registration Effectiveness. Subject to Sections 2.1(f) and 3 hereof, the Company shall use commercially reasonable efforts to keep any Shelf Registration Statement continuously effective for the period (the “Shelf Effectiveness Period”) beginning on the date on which a Shelf Registration Statement is declared effective and ending on the date that all of the Registrable Securities registered under a Shelf Registration Statement cease to be Registrable Securities. During the period that a Shelf Registration Statement is effective, the Company shall supplement or make amendments to the Shelf Registration Statement, if required by the Securities Act or if reasonably requested by the Holders (whether or not required by the form on which the securities are being registered), including to reflect any specific plan of distribution or method of sale, and shall use its commercially reasonable efforts to have such supplements and amendments declared effective, if required, as soon as practicable after filing.

(f)    Shelf Registration Subsequent Filings. The Company shall prepare and file such additional Registration Statements as necessary and use its commercially reasonable efforts to cause such Registration Statements to be declared effective by the Commission so that a Shelf Registration Statement remains continuously effective, subject to Section 3, with respect to the Registrable Securities as and for the period required under Section 2.1(e), as applicable (such subsequent Registration Statements to constitute a Resale Shelf Registration Statement or an Issuer Shelf Registration Statement, as the case may be, hereunder).

(g)    Selling Holders Become Party to Agreement. Each Holder acknowledges that by participating in its registration rights pursuant to this Agreement, such Holder will be deemed a party to this Agreement and will be bound by its terms, notwithstanding such Holder’s failure to deliver a Notice and Questionnaire; provided, that any Holder that has not delivered a duly completed Notice and Questionnaire shall not be entitled to be named as a Selling Holder in, or have the Registrable Securities held by it covered by, a Shelf Registration Statement.

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2.2    Underwritten Demand Registration.

(a)    Subject to Section 3 hereof, at any time during the Demand Period, any 1% Holder (the “Demand Holder”) may deliver to the Company a written notice (a “Demand Registration Notice”) informing the Company of the Demand Holder’s desire to have their Registrable Securities with a Market Value of at least $150,000,000 registered for sale under the Securities Act in an Underwritten Offering (a “Demand Registration”); provided, that each 1% Holder shall have the right to no more than one (1) Demand Registration during the Demand Period; provided, however, if a Resale Shelf Registration Statement is not declared effective by the Commission on or prior to the Resale Shelf Effective Date, each 1% Holder shall have the right to one additional Demand Registration for each 180-day period following such Resale Shelf Effective Date, during which the Resale Shelf Registration Statement is not declared effective by the Commission. As soon as reasonably practicable following receipt of a Demand Registration Notice, but in no event more than forty-five (45) days following receipt of such notice, the Company shall use its commercially reasonable efforts to prepare and file a registration statement on an appropriate form with respect to such Demand Registration (the “Demand Registration Statement”) and shall use its commercially reasonable efforts to cause such Demand Registration Statement to be declared effective by the Commission within 120 days following the date of filing thereof. Any request for a Demand Registration shall specify the number of Registrable Securities proposed to be sold in the Underwritten Offering and shall be made to the Company in accordance with the notice provisions set forth in Section 8(f) hereto. A Demand Registration effected pursuant to this Section 2.2(a) shall not be taken into account when calculating the number of Underwritten Offerings that have been effected by any 1% Holder for purposes of Section 2.1(c)(iii) of this Agreement.

(b)    Underwriters. The Demand Holder shall select the book-running managing Underwriter in connection with any Demand Registration pursuant to Section 2.2(a); provided, that such managing Underwriter must be reasonably satisfactory to the Company. The Demand Holder may select any additional investment banks and managers to be used in connection with the Underwritten Offering; provided, that such additional investment bankers and managers must be reasonably satisfactory to the Company.

2.3    Piggy-Back Rights. If the Company proposes to file a Registration Statement with respect to an Underwritten Offering of Class A Common Stock (i) by the Company for its own account or (ii) on behalf of a 1% Holder or if a 1% Holder requests an Underwritten Offering of its Registrable Securities pursuant to Section 2.1(c), then the Company shall give written notice of such proposed filing or request, as applicable, to all other 1% Holders (the “Non-requesting Holders”) as soon as practicable, and such notice shall offer such Non-requesting Holders the opportunity to register or include, as applicable, such number of shares of Registrable Securities as each such Non-requesting Holder may request (a “1% Holder Piggy-Back Registration”). Each Non-requesting Holder who wishes to participate in such Underwritten Offering shall notify the Company in writing within five (5) Business Days after the receipt by such Non-requesting Holder of the notice from the Company, and shall specify in such notice the number of Registrable Securities to be included in the Underwritten Offering, subject to Section 2.4. Subject to Section 2.4 below, the Company shall be permitted to register such number of shares of Class A Common Stock as it may elect with respect to Underwritten Offerings under Sections 2.1(c) and 2.2(a) (each a “Company Piggy-Back Registration”).

2.4    Reduction of Offering. Notwithstanding anything contained in Section 2.3, if the managing Underwriter(s) of an Underwritten Offering described in Sections 2.1 or 2.2 advise the Company and the 1% Holders in writing that the size of the intended offering is such that the success of the offering would be significantly and adversely affected by (i) inclusion of the Registrable Securities requested to be included by Non-requesting Holders in a 1% Holder Piggy-Back Registration or (ii) the inclusion of Class A Common Stock requested to be included by the Company in a Company Piggy-Back Registration, then: (x) first, to the extent the Company has exercised a Company Piggy-Back Registration, the amount of the Class A Common Stock to be offered for the account of the Company

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shall be reduced to the extent necessary to reduce the total amount of securities to be included in such Underwritten Offering to the amount recommended by such managing Underwriter(s) (the “Recommended Offering Size”), provided, that the amount of securities to be offered by the Company shall not be reduced to less than $25,000,000 for each such Underwritten Offering; (y) second, to the extent the reduction pursuant to clause (x) is not sufficient to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size, then the amount of Registrable Securities to be offered for the account of the Non-requesting Holders shall be reduced on a pro rata basis (based on the Registrable Securities requested for inclusion therein) to the extent necessary to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size, provided, that if the Helmsley Trust exercises a 1% Holder Piggy-Back Registration in connection with an Underwritten Offering under Section 2.1(c) during the first year following the Resale Shelf Effective Date, then its Registrable Securities included in such Underwritten Offering shall not be reduced before the Registrable Securities of all other 1% Holders, including the Registrable Securities of any Demand Holder or Requesting Holder in such Underwritten Offering, has first been so reduced; and (z) third, to the extent the reduction pursuant to clauses (x) and (y), as applicable, are not sufficient to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size, then the amount of Registrable Securities to be offered for the account of the Requesting Holder or Demand Holder, as applicable, shall be reduced on a pro rata basis (based on the Registrable Securities requested for inclusion therein) to the extent necessary to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size.

Section 3.    Black-Out Periods.

(a)    Notwithstanding the provisions of Sections 2.1(a), 2.1(b), 2.1(c), 2.2(a) or 4, the Company shall be permitted to postpone the filing of the Registration Statement (including any Shelf Registration Statement and Demand Registration Statement), and from time to time to require Holders not to sell under the Registration Statement or to suspend the use or effectiveness thereof, for such times as the Company reasonably may determine is necessary and advisable (but in no event shall the Company be entitled to exercise such right more than two times or for more than an aggregate of 150 days in any rolling 12-month period commencing on the date of this Agreement, except as a result of a refusal by the Commission to declare any post-effective amendment to the Registration Statement effective after the Company has used all commercially reasonable efforts to cause the post-effective amendment to be declared effective by the Commission, in which case, the Company must terminate the black-out period immediately following the effective date of the post-effective amendment), if any of the following events shall occur (each such circumstance a “Suspension Event”): (i) a majority of the Board determines in good faith that (A) the offer or sale of any Registrable Securities would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, corporate reorganization or other material transaction involving the Company, (B) after the advice of counsel, the sale of Registrable Securities pursuant to the Registration Statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law, or (C) (x) the Company has a bona fide business purpose for preserving the confidentiality of such transaction, (y) disclosure would have a material adverse effect on the Company or the Company’s ability to consummate such transaction, or (z) such transaction renders the Company unable to comply with Commission requirements, in each case under circumstances that would make it impractical or inadvisable, based on the advice of counsel, to cause the Registration Statement (or such filings) to become effective or to promptly amend or supplement the Registration Statement on a post effective basis, as applicable; or (ii) a majority of the Board determines in good faith, upon the advice of counsel, that it is in the Company’s best interest or it is required by law, rule or regulation to supplement the Registration Statement or file a post-effective amendment to the Registration Statement in order to ensure that the prospectus included in the Registration Statement (1) contains the information required under Section 10(a)(3) of the Securities Act; (2) discloses any facts or events arising after the effective date of the Registration Statement (or of the most recent post-effective

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amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth therein; or (3) discloses any material information with respect to the plan of distribution that was not disclosed in the Registration Statement or any material change to such information. Upon the occurrence of any such suspension, the Company shall use its commercially reasonable efforts to cause the Registration Statement to become effective or to promptly amend or supplement the Registration Statement on a post effective basis or to take such action as is necessary to permit resumed use of the Registration Statement or filing thereof as soon as possible.

The Company will provide written notice (a “Suspension Notice”) to the Holders and the Selling Holders’ Counsel, if any, of the occurrence of any Suspension Event. If as a result of a Suspension Event, the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Holder agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until the Holder receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in the written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, each Holder will deliver to the Company (at the expense of the Company) all copies of the prospectus covering the Registrable Securities at the time of receipt of the Suspension Notice, other than permanent file copies in the possession of such Holder’s counsel. The Holders may recommence effecting sales of the Registrable Securities pursuant to the Registration Statement (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the Holders and to the Selling Holders’ Counsel, if any, promptly following the conclusion of any Suspension Event and its effect.

(b)    In connection with any Registration Statement utilized by the Company to satisfy its obligations under this Agreement, each Holder agrees to cooperate with the Company in connection with the preparation of the Registration Statement, and each Holder agrees that it will (i) respond within ten (10) Business Days to any written request by the Company to provide or verify information regarding the Holder or the Holder’s Registrable Securities (including the proposed manner of sale) that may be required to be included in such Registration Statement and related prospectus pursuant to the rules and regulations of the Commission, and (ii) provide in a timely manner information regarding the proposed distribution by the Holder of the Registrable Securities and such other information as may be requested by the Company from time to time in connection with the preparation of and for inclusion in the Registration Statement and related prospectus.

(c)    If all reports required to be filed by the Company pursuant to the Exchange Act have not been filed by the required date taking into account any permissible extension, upon written notice thereof by the Company to the Holders, the rights of the Holders to offer, sell or distribute any Registrable Securities pursuant to any Registration Statement or to require the Company take action with respect to the registration or sale of any Registrable Securities pursuant to any Registration Statement shall be suspended until the date on which the Company has filed such reports, and the Company shall use commercially reasonable efforts, taking into account the circumstances of the Company at such time, to file the required reports as promptly as commercially practicable, and shall notify the Holders as promptly as practicable when such suspension is no longer required.

(d)     Notwithstanding any provision herein to the contrary, if the Company shall give a Suspension Notice with respect to any Registration Statement pursuant to Section 3(a), the Company agrees that it shall extend the period of time during which such Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from the date of receipt by the Holders of the Suspension Notice to and including the date of receipt by the Holders

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of the End of Suspension Notice and provide copies of the supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event; provided, that, such period of time shall not be extended beyond the date that Class A Common Stock covered by such Registration Statement are no longer Registrable Securities.

Section 4.    Registration Procedures.

(a)    Subject to Section 3 hereof, in connection with the filing of any Shelf Registration Statement (and, to the extent applicable, any Demand Registration Statement) as provided in this Agreement, the Company shall use commercially reasonable efforts to, as expeditiously as reasonably practicable:

(i)    prepare and file with the Commission a Registration Statement with respect to such Registrable Securities, within the relevant time period specified in Sections 2.1(a), 2.1(b)(ii) and/or 2.2(a) hereof, on the appropriate form under the Securities Act, which form (1) shall be selected by the Company, (2) shall be available for the registration and sale of the Registrable Securities by the Selling Holders thereof, (3) shall comply as to form in all material respects with the requirements of the applicable form and include or incorporate by reference all financial statements required by the Commission to be filed therewith or incorporated by reference therein, and (4) shall comply in all respects with the requirements of Regulation S-T under the Securities Act, and otherwise comply with its obligations under Section 2 hereof;

(ii)    prepare and file with the Commission such amendments and post-effective amendments to such Registration Statement as may be necessary under applicable law to keep such Registration Statement effective for the applicable period; and cause each prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provision then in force) under the Securities Act and comply with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder applicable to them with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the Selling Holders thereof;

(iii)    (1) notify each Holder of Registrable Securities, not later than ten (10) Business Days after filing, that a Registration Statement with respect to the Registrable Securities has been filed and advising such Holder that the distribution of Registrable Securities will be made in accordance with any method or combination of methods legally available by the Selling Holders of any and all Registrable Securities and providing a Notice and Questionnaire for completion by each such Holder desiring to be included as a Selling Holder therein; (2) furnish to each Selling Holder of Registrable Securities and to each Underwriter of an Underwritten Offering of Registrable Securities, if any, without charge, as many copies of each prospectus, including each preliminary prospectus, and any amendment or supplement thereto and such other documents as such Selling Holder or Underwriter may reasonably request, including financial statements and schedules in order to facilitate the public sale or other disposition of the Registrable Securities; and (3) hereby consent to the use of the prospectus or any amendment or supplement thereto by the Selling Holders of Registrable Securities in connection with the offering and sale of the Registrable Securities covered by the prospectus or any amendment or supplement thereto;

(iv)    use its commercially reasonable efforts to register or qualify the Registrable Securities by the time the applicable Registration Statement is declared effective by the Commission under all applicable state securities or “blue sky” laws of such jurisdictions as any Selling Holder of Registrable Securities covered by the Registration Statement and each Underwriter of an Underwritten Offering of Registrable Securities shall reasonably request in writing, and do any and all other acts and things which may be reasonably necessary or advisable to enable each such Selling Holder and Underwriter to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Selling Holder; provided, however, that the Company shall not be required to (1) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to

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qualify but for this Section 4(a)(iv), or (2) take any action which would subject it to general service of process or taxation in any such jurisdiction where it is not then so subject;

(v)    notify promptly each Selling Holder of Registrable Securities under the Registration Statement and, if requested by such Selling Holder, confirm such advice in writing promptly at the address determined in accordance with Section 8(f) of this Agreement (1) when the Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (2) of any request by the Commission or any state securities authority for post-effective amendments and supplements to the Registration Statement and prospectus or for additional information after the Registration Statement has become effective, (3) of the issuance by the Commission or any state securities authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (4) of the happening of any event or the discovery of any facts during the period the Registration Statement is effective as a result of which the Registration Statement or the related prospectus or any document incorporated by reference therein contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading or, in the case of the prospectus, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (which information shall be accompanied by an instruction to suspend the use of the Registration Statement and the prospectus (such instruction to be provided in the same manner as a Suspension Notice) until the requisite changes have been made, at which time notice of the end of suspension shall be delivered in the same manner as an End of Suspension Notice), (5) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities, for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (6) of the filing of a post-effective amendment to the Registration Statement;

(vi)    furnish Selling Holders’ Counsel, if any, copies of any comment letters relating to the Selling Holders received from the Commission or any other request by the Commission or any state securities authority for amendments or supplements to the Registration Statement and prospectus or for additional information relating to the Selling Holders;

(vii)    make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible moment and to re-qualify the Registrable Securities for resale after any suspension thereof;

(viii)    furnish to each Selling Holder of Registrable Securities, and each Underwriter, if any, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto, including financial statements and schedules (without documents incorporated therein by reference and all exhibits thereto, unless requested);

(ix)    cooperate with the Selling Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the Selling Holders or the Underwriters, if any, may reasonably request at least three (3) Business Days prior to the closing of any sale of Registrable Securities;

(x)    upon the occurrence of any event or the discovery of any facts, as contemplated by Sections 4(a)(v)(2) and 4(a)(v)(4) hereof, as promptly as practicable after the occurrence of such an event, use its commercially reasonable efforts to prepare a supplement or post-effective amendment to the Registration Statement or the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such prospectus will not contain at the time of such delivery any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or will remain so qualified, as applicable.

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At such time as such public disclosure is otherwise made or the Company determines that such disclosure is not necessary, in each case to correct any misstatement of a material fact or to include any omitted material fact, the Company agrees promptly to notify each Selling Holder of such determination and to furnish each Selling Holder such number of copies of the prospectus as amended or supplemented, as such Selling Holder may reasonably request;

(xi)    within a reasonable time prior to the filing of any Registration Statement, any prospectus, any amendment to a Registration Statement or amendment or supplement to a prospectus, provide copies of such document to the Selling Holders’ Counsel, if any, on behalf of such Selling Holder, consider only changes reasonably requested by such Selling Holder’s Counsel and make representatives of the Company as shall be reasonably requested by the Selling Holders of Registrable Securities available for discussion of such document;

(xii)    obtain one or more CUSIP numbers for the Registrable Securities not later than the effective date of a Registration Statement, and provide the Company’s transfer agent with printed certificates for the Registrable Securities, in a form eligible for deposit with the Depositary, in each case, to the extent necessary or applicable;

(xiii)    enter into agreements (including underwriting agreements) and take all other customary appropriate actions in order to expedite or facilitate the disposition of such Registrable Securities whether or not an underwriting agreement is entered into and whether or not the registration is an Underwritten Offering:

(A)    make such representations and warranties to the Selling Holders of such Registrable Securities and the Underwriters, if any, in form, substance and scope as are customarily made by issuers to Underwriters in similar Underwritten Offerings as may be reasonably requested by them;

(B)    obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to any managing Underwriter(s) and their counsel) addressed to the Underwriters, if any, covering the matters customarily covered in opinions requested in Underwritten Offerings and such other matters as may be reasonably requested by the Underwriter(s);

(C)    obtain “comfort” letters and updates thereof from the Company’s independent registered public accounting firm (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements are, or are required to be, included in the Registration Statement) addressed to the Underwriter(s), if any (to the extent consistent with Statement on Auditing Standards No. 72 of the American Institute of Certified Public Accounts), such letters to be in customary form and covering matters of the type customarily covered in “comfort” letters to Underwriters in connection with similar Underwritten Offerings;

(D)    enter into a securities sales agreement with the Selling Holders and an agent of the Selling Holders providing for, among other things, the appointment of such agent for the Selling Holders for the purpose of soliciting purchases of Registrable Securities, which agreement shall be in form, substance and scope customary for similar offerings;

(E)    if an underwriting agreement is entered into, cause the same to set forth indemnification provisions and procedures substantially equivalent to the indemnification provisions and procedures set forth in Section 5 hereof with respect to the Underwriters and all other parties to be indemnified pursuant to said Section or, at the request of any Underwriters, in the form customarily provided to such Underwriters in similar types of transactions; and

(F)    deliver such documents and certificates as may be reasonably requested and as are customarily delivered in similar offerings to the Selling Holders of a majority in principal amount of the Registrable Securities being sold and the managing Underwriters, if any;

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(xiv)    make available for inspection by any Underwriter participating in any disposition pursuant to a Registration Statement, Selling Holders’ Counsel and any accountant retained by a majority in principal amount of the Registrable Securities being sold, all financial and other records, pertinent corporate documents and properties or assets of the Company reasonably requested by any such persons, and cause the respective officers, directors and any other agents of the Company to supply all information reasonably requested by any such representative, Underwriter, counsel or accountant in connection with a Registration Statement, and make such representatives of the Company available for discussion of such documents as shall be reasonably requested by the Selling Holders’ Counsel; provided, however, that the Selling Holders’ Counsel, if any, and the representatives of any Underwriters will use commercially reasonable efforts, to the extent reasonably practicable, to coordinate the foregoing inspection and information gathering and to not materially disrupt the Company’s business operations;

(xv)    a reasonable time prior to filing any Registration Statement, any prospectus forming a part thereof, any amendment to such Registration Statement, or amendment or supplement to such prospectus, provide copies of such document to the Underwriter(s) of an Underwritten Offering of Registrable Securities; within five (5) Business Days after the filing of any Registration Statement, provide copies of such Registration Statement to Selling Holders’ Counsel; make such changes in any of the foregoing documents prior to the filing thereof, or in the case of changes received from Selling Holders’ Counsel by filing an amendment or supplement thereto, as the Underwriter or Underwriters, or in the case of changes received from Selling Holders’ Counsel relating to the Selling Holders or the plan of distribution of Registrable Securities, as Selling Holders’ Counsel, reasonably requests; not file any such document in a form to which any Underwriter shall not have previously been advised and furnished a copy of or to which any Underwriter shall reasonably object; reasonably consider the Selling Holders’ Counsel’s comments, if any, in preparing the Registration Statement; not include in any amendment or supplement to such documents any information about the Selling Holders or any change to the plan of distribution of Registrable Securities that would limit the method of distribution of the Registrable Securities unless Selling Holders’ Counsel has been advised in advance and has approved such information or change; and make the representatives of the Company available for discussion of such document as shall be reasonably requested by the Selling Holders’ Counsel, if any, on behalf of such Selling Holder, Selling Holders’ Counsel or any Underwriter;

(xvi)    cause senior representatives of the Company to participate in any “road show” or “road shows” reasonably requested by any Underwriter;

(xvii)    furnish to each Underwriter, if any, a signed counterpart, addressed to such Selling Holder or Underwriter, of (i) an opinion or opinions of counsel to the Company and (ii) if eligible under Statement on Auditing Standards No. 72 of the American Institute of Certified Public Accounts, a comfort letter or comfort letters from the Company’s independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as the managing Underwriter or Underwriters therefor reasonably requests;

(xviii)    use its commercially reasonable efforts to cause all Registrable Securities to be listed on any national securities exchange;

(xix)    otherwise comply with all applicable rules and regulations of the Commission and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and

(xx)    cooperate and assist in any filings required to be made with the FINRA and in the performance of any due diligence investigation by any Underwriter and its counsel (including any “qualified independent Underwriter” that is required to be retained in accordance with the rules and regulations of the FINRA).

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The Company may (as a condition to a Holder’s participation in a Registration) require each Holder of Registrable Securities to furnish to the Company such information regarding the Holders and the proposed distribution by such Holder of such Registrable Securities as the Company may from time to time reasonably request in writing.

Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event or the discovery of any facts of the type described in Section 4(a)(v) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement relating to such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4(a)(x) hereof, or until such Holder is advised in writing by the Company that the use of the Registration Statement may be resumed, and, if so directed by the Company, such Holder will deliver to the Company (at the Company’s expense) all copies in such Holder’s possession, other than permanent file copies then in such Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

Section 5.    Indemnification.

(a)    Indemnification by the Company. The Company agrees to indemnify and hold harmless each Holder, and the respective officers, directors, partners, trustees, executors, employees, representatives and agents of any such Person, and each Person (a “Controlling Person”), if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act) any of the foregoing Persons, as follows:

(i)    against any and all loss, liability, claim, damage, judgment, actions, other liabilities and expense whatsoever (the “Liabilities”), as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment or supplement thereto) pursuant to which Registrable Securities were registered under the Securities Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact contained in any prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom at such date of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)    against any and all Liabilities, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided, that (subject to Section 5(d) below) any such settlement is effected with the written consent of the Company; and

(iii)    against any and all expense whatsoever, as incurred (including the fees at standard non-premium rates and disbursements of counsel chosen by any indemnified party), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that this indemnity and hold harmless agreement shall not apply to any Liabilities to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by such Holder expressly for use in a Registration Statement (or any amendment thereto) or any prospectus (or any amendment or supplement thereto). Such indemnity and hold harmless agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Holders or any such Controlling Person and shall survive the transfer of such securities by the Holders.

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(b)    Indemnification by the Holders. Each Holder severally (based on the number of its Registrable Securities registered pursuant to this Agreement), but not jointly, agrees to indemnify and hold harmless the Company and the other selling Holders, and each of their respective officers, directors, partners, employees, trustees, executors, representatives and agents, and each of their respective Controlling Persons, against any and all Liabilities described in the indemnity contained in Section 5(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto) or any prospectus included therein (or any amendment or supplement thereto) in reliance upon and in conformity with written information with respect to such Holder furnished to the Company by such Holder expressly for use in the Registration Statement (or any amendment thereto) or such prospectus (or any amendment or supplement thereto); provided, however, that no such Holder shall be liable for any claims hereunder in excess of the amount of net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

(c)    Notices of Claims, etc. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure so to notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity and hold harmless agreement. An indemnifying party may participate at its own expense in the defense of such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying party or parties be liable for the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. Subject to Section 5(d) below, no indemnifying party shall be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, but if settled with such consent, or if there be a final judgment for the plaintiff, the indemnifying party shall indemnify and hold harmless such indemnified parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whosoever in respect of which indemnification or contribution could be sought under this Section 5 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)    Indemnification Payments. If at any time an indemnified party shall have requested an indemnifying party consent to any settlement of the nature contemplated by Sections 5(a)(ii) or 5(c), such indemnifying party agrees that it shall be liable for such settlement, including any such related fees and expenses of counsel, effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request; (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into; and (iii) such indemnifying party shall not have responded to such indemnified party in accordance with such request prior to the date of such settlement.

(e)    Contribution. If the indemnification provided for in this Section 5 is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any Liabilities referred to therein, then each indemnifying party shall contribute to the aggregate amount of such Liabilities incurred by such indemnified party, as incurred, in such proportion as is appropriate to

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reflect the relative fault of the Company on the one hand and the Holders on the other hand in connection with the statements or omissions which resulted in such Liabilities, as well as any other relevant equitable considerations; provided, however, that no Holder shall be liable for any claims hereunder in excess of the amount of net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

The relative fault of the Company on the one hand and the Holders on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Holders and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 5 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 5. The aggregate amount of Liabilities incurred by an indemnified party and referred to above in this Section 5 shall be deemed to include any such legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Section 6.    Market Stand-Off Agreement. Each Holder hereby agrees that it shall not, directly or indirectly sell, offer to sell (including without limitation any short sale), pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any Registrable Securities or other Class A Common Stock or any securities convertible into or exchangeable or exercisable for Class A Common Stock then owned by such Holder (other than to permitted transferees of the Holders who agree to be similarly bound) for up to 90 days following the date of an underwriting agreement with respect to an underwritten public offering of the Company’s securities as requested by the managing underwriter of such Underwritten Offering; provided, however, that:

(a)    the restrictions above shall not apply to Registrable Securities sold on the Holders’ behalf to the public in an Underwritten Offering pursuant to a Registration Statement;

(b)    all officers and directors of the Company then holding Class A Common Stock or securities convertible into or exchangeable or exercisable for Class A Common Stock enter into similar agreements for not less than the entire time period required of the Holders hereunder; and

(c)    the Holders shall be allowed any concession or proportionate release allowed to any (i) officer, (ii) director, (iii) other holder of the Company’s Class A Common Stock that entered into similar agreements (with such proportion being determined by dividing the number of shares being released with respect to such officer, director or other holder of the Company’s Class A Common Stock by the total number of issued and outstanding shares held by such officer, director or holder).

In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the securities subject to this Section 6 and to impose stop transfer instructions with respect to the Registrable Securities and such other securities of each Holder (and the securities of every other Person subject to the foregoing restriction) or to assign a different CUSIP number therefor until the end of such period.

Section 7.    Termination; Survival. The rights of each Holder under this Agreement shall terminate upon the date that such Holder ceases to hold any Registrable Securities and with respect to the Company

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upon the end of the Shelf Effectiveness Period with respect to any Shelf Registration Statement. Notwithstanding the foregoing, the obligations of the parties under Sections 5 and 8 of this Agreement shall remain in full force and effect following such time.

Section 8.    Miscellaneous.

(a)    Registration Expenses. The Company shall pay all expenses incident to the performance by the Company of its registration obligations under Section 2 above, including, without limitation, (i) all expenses incurred in connection with the preparation, printing and distribution of any Registration Statement and prospectus and all amendments and supplements thereto, (ii) all stock exchange, Commission and state securities registration, listing and filing fees, (iii) all fees and expenses of complying with securities or “blue sky” laws, (iv) all FINRA fees, (v) fees and disbursements of counsel for the Company and fees and expenses for the independent certified public accountants retained by the Company (including the expenses or costs associated with the delivery of any opinions or comfort letters), (vi) all internal expenses of the Company (including, without limitation, all salaries and expenses of its officers performing legal or accounting duties); and (vii) the fees and expenses of any person, including special experts, retained by the Company in connection with the preparation of any Registration Statement. Except as required in this Section 8, the Company shall have no obligation to pay (i) any fees, discounts or commissions attributable to the sale of Registrable Securities; (ii) any Holder’s out-of-pocket expenses relating to the transactions contemplated by this Agreement, provided, that the Company shall be obligated to pay any 1% Holder’s out-of-pocket expenses (including disbursements of such Selling Holder’s Counsel, accountants and other advisors) up to $25,000 in the aggregate for each Underwritten Offering and each filing of a Resale Shelf Registration Statement and a Demand Registration Statement; or (iii) any transfer taxes relating to the registration for sale of the Registrable Securities.

(b)    Covenants Relating To Rule 144. For so long as the Company is subject to the reporting requirements of Section 13 or 15 of the Exchange Act, the Company covenants that it will file the reports required to be filed by it under the Securities Act and Section 13(a) or 15(d) of the Exchange Act and the rules and regulations adopted by the Commission thereunder. If the Company ceases to be so required to file such reports, the Company covenants that it will upon the request of any Holder of Registrable Securities (a) make publicly available such information as is necessary to permit sales pursuant to Rule 144 under the Securities Act, (b) deliver such information to a prospective purchaser as is necessary to permit sales pursuant to Rule 144A under the Securities Act and it will take such further action as any Holder of Registrable Securities may reasonably request, and (c) take such further action that is reasonable in the circumstances, in each case to the extent required from time to time to enable such Holder to sell its Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, (ii) Rule 144A under the Securities Act, as such rule may be amended from time to time, or (iii) any similar rules or regulations hereafter adopted by the Commission. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements (at any time after 90 days after the effective date of the first Registration Statement filed by the Company for an offering of its Class A Common Stock to the general public) and of the Securities Act and the Exchange Act (at any time after it has become subject to the reporting requirements of the Exchange Act), a copy of the most recent annual and quarterly report(s) of the Company, and such other reports, documents or stockholder communications of the Company, and take such further actions consistent with this Section 8(b), as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such Registrable Securities without registration.

(c)    Participation in Underwritten Offerings. No Person may participate in any Underwritten Offerings hereunder unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities,

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underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and these registration rights provided for in this Agreement. Except as provided in Sections 2.1(d) and 2.2(b), the Company shall select the managing Underwriter or Underwriters in connection with any Underwritten Offering.

(d)    No Inconsistent Agreements. The Company has not entered into and the Company will not after the date of this Agreement enter into any agreement which is inconsistent with the rights granted to the Holders of Registrable Securities pursuant to this Agreement or otherwise conflicts with the provisions of this Agreement. The rights granted to the Holders hereunder do not and will not for the term of this Agreement in any way conflict with the rights granted to the holders of the Company’s other issued and outstanding securities under any such agreements.

(e)    Amendments and Waivers. The provisions of this Agreement may be amended or waived at any time only by the written agreement of the Company and the Holders of a majority of the Registrable Securities; provided, however, that the provisions of this Agreement may not be amended or waived without the consent of each Holder of Registrable Securities adversely affected by such amendment or waiver if such amendment or waiver adversely affects a portion of the Registrable Securities but does not so adversely affect all of the Registrable Securities; provided, further, that the provisions of the preceding provision may not be amended or waived except in accordance with this sentence. Any waiver, permit, consent or approval of any kind or character on the part of any such Holder of any provision or condition of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in writing. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder of Registrable Securities and the Company.

(f)    Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, facsimile or any courier guaranteeing overnight delivery.

If to the Company, to:

Empire State Realty Trust, Inc.

One Grand Central Place

60 E. 42nd Street

New York, New York 10165

Attention: Thomas N. Keltner, Jr.

Fax No.: [—]

Clifford Chance US LLP

31 West 52nd Street

60 E. 42nd Street

New York, New York 10019

Attention: Larry P. Medvinsky

Fax No.: 212-878-8375

If to the Holder:

To the address indicated for such Holder in Schedule 1 hereto

If to a transferee Holder, to the address of such Holder set forth in the transfer documentation provided to the Company.

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; two (2) Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged, if sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) and on the next Business Day if timely delivered to an air courier guaranteeing overnight delivery.

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(g)    Successor and Assigns. This Agreement and the rights, duties and obligations of the Holders hereunder may be freely assigned or delegated by such Holder in conjunction with and to the extent of any transfer of Registrable Securities held by any such Holder. This Agreement and the provisions hereof shall inure to the benefit of and be binding upon all of the parties hereto and their respective heirs, executors, personal and legal representatives, successors and permitted assigns, including, without limitation, any successor of the Company by merger, acquisition, reorganization, recapitalization or otherwise; provided, however, that no such transfer or assignment shall be binding upon or obligate the Company to any such assignee unless and until the Company shall have received written notice of such transfer or assignment as herein provided and a written agreement of the assignee to be bound by the provisions of this Agreement. This Agreement is not intended to confer any rights or benefits on any Persons that are not party hereto other than as expressly set forth in Section 5 and this Section 8(g).

(h)    Specific Enforcement. Without limiting the remedies available to the Holders, the Company acknowledges that any failure by the Company to comply with its obligations under Section 2 hereof may result in material irreparable injury to the Holders for which there is no adequate remedy at law, that it would not be possible to measure damages for such injuries precisely and that, in the event of any such failure, a Holder may obtain such relief as may be required to specifically enforce the Company’s obligations under Section 2 hereof.

(i)    Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(j)    Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(k)    GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES.

(l)    Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

EMPIRE STATE REALTY TRUST, INC. a Maryland corporation

By:
Name: Title:

HOLDERS:

By:

Schedule 1

HOLDERS

EMPIRE STATE REALTY TRUST, INC.

EMPIRE STATE REALTY OP, L.P.

PROSPECTUS SUPPLEMENT

TO

PROSPECTUS/CONSENT SOLICITATION STATEMENT

DATED                     , 2012

60 EAST 42ND ST. ASSOCIATES L.L.C.

This supplement is being furnished to you, as a participant of 60 East 42nd St. Associates L.L.C., or your subject LLC, by Malkin Holdings LLC, the supervisor of your subject LLC, to enable you to evaluate the proposed consolidation of your subject LLC into Empire State Realty Trust, Inc., a Maryland corporation, or the company.

The supervisor, requests that you, as a participant in your subject LLC, consent to the contribution of your subject LLC’s interest in One Grand Central Place, New York, New York, as part of a consolidation of office and retail properties in Manhattan and the greater New York metropolitan area owned by your subject LLC, the other subject LLCs and certain private entities, or the private entities, supervised by the supervisor, along with certain related management businesses, into the company. This transaction is referred to herein as the consolidation.

The supervisor believes you will benefit from this consolidation through newly created opportunities for liquidity, enhanced property diversification, increased growth opportunities, enhanced operating and financing abilities and efficiencies, combined balance sheets, anticipated regular quarterly cash distributions, and continued leadership by the officers and a principal of the supervisor under the transparency and accountability of the governance structure of a reporting company with the Securities and Exchange Commission, or the SEC, with audited financial statements and a board of directors consisting predominantly of independent directors. Anthony E. Malkin will be the only management member of the board of directors.

As a potential alternative to the consolidation, the supervisor also requests that the participants consent to the sale or contribution of your subject LLC’s property interest as part of a sale or contribution of all of the properties owned by your subject LLC, the other subject LLCs and the private entities as a portfolio to a third party. While the supervisor believes the consolidation represents the best opportunity for participants to achieve liquidity and to maximize the value of their investment, the supervisor believes it also is in the best interest of all participants for the supervisor to have the flexibility and discretion to accept an offer for the portfolio of properties from an unaffiliated third party if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation and certain other conditions are met.

Participants also are being asked to consent to a voluntary pro rata reimbursement program pursuant to which the supervisor and Peter L. Malkin, a principal of the supervisor, will be reimbursed for the prior advances of all costs, plus interest, incurred in connection with the legal proceedings required to remove and replace the former property manager and leasing agent. The supervisor believes that the voluntary pro rata reimbursement program is fair and reasonable because the successful resolution of the legal proceedings allowed the property owned by your subject LLC to participate in a renovation and repositioning turnaround program conceived and implemented by the supervisor. The estate of Leona M. Helmsley, which we refer to as the Helmsley estate, as part of an agreement with the supervisor covering this and other matters, has paid the voluntary pro rata reimbursement to the supervisor for its pro rata share of costs advanced, plus interest, which totaled $5,021,048.

The Malkin Holdings group (as defined herein) will receive substantial benefits from the consolidation and have conflicts of interest in making this recommendation. For a further discussion of the conflicts of interest and potential benefits of the consolidation to the supervisor, see “Conflicts of Interest—Substantial Benefits to the Supervisor and its Affiliates” in the prospectus/consent solicitation.

Your subject LLC is one of three publicly-registered entities, which we refer to collectively as the subject LLCs, that the supervisor is seeking to consolidate into the company as part of a series of transactions that is referred to as the consolidation. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the consolidation that are unique to you and the other participants in your subject LLC. This supplement does not purport to provide an overall summary of the consolidation. You should read the accompanying Prospectus/Consent Solicitation Statement, or the prospectus/consent solicitation, which includes detailed discussions regarding the company, your subject LLC and the other entities being consolidated with the company.

Supplements have also been prepared for both of the other subject LLCs, copies of which may be obtained without charge by you or your representative upon written request to MacKenzie Partners, Inc., the company’s vote tabulator, at 105 Madison Avenue, NY, NY 10016 or call toll free at (888) 410-7850. The effects of the consolidation may be different for participants in the other subject LLCs.

Page
OVERVIEW	S2-1

THE SUPERVISOR’S REASONS FOR PROPOSING THE CONSOLIDATION	S2-10

ADDITIONAL INFORMATION	S2-14

RISK FACTORS	S2-15

FORWARD-LOOKING STATEMENTS	S2-24

EFFECT OF CONSOLIDATION ON SUBJECT LLCS NOT ACQUIRED	S2-26

OPERATING PARTNERSHIP UNITS AND SHARES OF COMMON STOCK ON A FULLY-DILUTED BASIS TO BE ALLOCATED TO YOUR SUBJECT LLC	S2-27

EXCHANGE VALUE AND ALLOCATION OF OPERATING PARTNERSHIP UNITS AND COMMON STOCK	S2-28

FAIRNESS OF THE CONSOLIDATION	S2-34

EXPENSES OF THE CONSOLIDATION	S2-44

DISTRIBUTIONS AND COMPENSATION PAID TO THE SUPERVISOR AND ITS AFFILIATES	S2-45

PROPERTY OVERVIEW	S2-46

VOTING PROCEDURES FOR THE CONSOLIDATION PROPOSAL AND THE THIRD-PARTY PORTFOLIO PROPOSAL	S2-47

CONSENT PROCEDURES FOR VOLUNTARY PRO RATA REIMBURSEMENT PROPOSAL	S2-49

U.S. FEDERAL INCOME TAX CONSIDERATIONS	S2-50

APPENDIX A—FAIRNESS OPINION [See Appendix A to the Prospectus/Consent Solicitation Statement]	A-1

APPENDIX B—CONTRIBUTION AGREEMENT	B-1

APPENDIX C—CONSENT FORM	C-1

APPENDIX D—OPERATING PARTNERSHIP AGREEMENT OF EMPIRE STATE REALTY OP, L.P.*	D-1

APPENDIX E—REGISTRATION RIGHTS AGREEMENT	E-1

EXPLANATORY NOTE: The information concerning the appraisal, or Appraisal, by Duff & Phelps LLC, the independent valuer, contained in the Registration Statement on Form S-4, which this supplement accompanies, is based on the preliminary appraisal prepared by the independent valuer as of July 1, 2011, and the information concerning the fairness opinion of Duff & Phelps LLC is based on the draft form of fairness opinion provided by the independent valuer. The Appraisal will be updated as of a date in closer proximity to the effective date of the Registration Statement on Form S-4, which this supplement accompanies, and the fairness opinion is expected to be delivered as of a date in closer proximity to such effective date.

*	To be filed by amendment

Unless the context otherwise requires or indicates, references in this Prospectus Supplement to the prospectus/consent solicitation, which is referred to herein as the supplement, to:

(i)	Your subject LLC refers to 60 East 42nd St. Associates L.L.C.,

(ii)	the subject LLCs refers to Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.,

(iii)	the private entities refer to the privately-held entities supervised by the supervisor which are all of the entities, other than the subject LLCs and the management companies listed in the chart under the section “Summary—The Subject LLCs, the Private Entities and the Management Companies” in the prospectus/consent solicitation, which will be included in the consolidation,

(iv)	the company refers to Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.), a Maryland corporation, together with its consolidated subsidiaries, including Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, which is referred to herein as the operating partnership, after giving effect to the series of transactions involving the consolidation of the subject LLCs and the private entities described in this supplement and the prospectus/consent solicitation that have consented to the consolidation and a combination of (a) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, your subject LLC, the other subject LLCs and certain of the private entities (as discussed in the prospectus/consent solicitation), which is referred to herein as the supervisor; (b) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent to certain of the private entities in Manhattan, (c) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent to certain of the private entities located in Westchester County, New York, (d) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent to certain of the private entities in the State of Connecticut and (e) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to the private entities and third parties (including certain tenants at the properties owned by the private entities), which collectively are referred to herein as the management companies,

(v)	the property refers to your subject LLC’s fee ownership interest in One Grand Central Place, New York, New York,

(vi)	the properties of the company and the portfolio refer to the property, the other assets of your subject LLC, the ownership interests of the other subject LLCs and the private entities in their properties and the other assets of the other subject LLCs and the private entities,

(vii)	the agents refer to holders of the membership interests in your subject LLC for the benefit of participants in the agent’s participating group; each of the agents is an affiliate of the supervisor,

(viii)	the participants refer to the holders of participation interests in the membership interests held by the agents and, as applicable, investors in the subject LLCs and the private entities,

(ix)	the participation interests refer to the beneficial ownership interests of participants in the membership interests of your subject LLC held by an agent for the benefit of participants and, as applicable, membership or partnership interests or the beneficial interests therein held by investors in the other subject LLCs and the private entities,

(x)	common stock and shares of common stock refer to both shares of the company’s Class A common stock, par value $0.01, and Class B common stock, par value $0.01 per share, unless otherwise indicated,

(xi)	the IPO refers to the initial public offering of the Class A common stock of the company and IPO price refers to the price per share of Class A common stock in the IPO,

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(xii)	operating partnership units refer to the operating partnership’s limited partnership interests. The operating partnership will have four series of units of limited partnership, Series PR operating partnership units, Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units, which are referred to either collectively, or with respect to one or more series, as the “operating partnership units,” as the context requires or indicates. Operating partnership units are redeemable for a cash amount equal to then-current market value of one share of Class A common stock per operating partnership unit, or at the company’s election, shares of Class A common stock on a one-for-one basis. The Series ES operating partnership units will be issued to participants in Empire State Building Associates L.L.C., the Series 60 operating partnership units will be issued to participants in 60 East 42nd St. Associates L.L.C. and the Series 250 operating partnership units will be issued to participants in 250 West 57th St. Associates L.L.C., in each case except for the Wien group. The operating partnership intends to apply to have the Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units listed on the New York Stock Exchange under the symbols “ ,” “ ,” and “ ,” respectively. The Series PR operating partnership units will be issued to the participants in the private entities and the Wien group and will not be listed on a national securities exchange, and

(xiii)	organizational documents refer to the limited liability company agreement, the participating agreements for your subject LLC.

All references to the enterprise value refer to the value of the company after completion of the consolidation determined in connection with the IPO by the company in consultation with the investment banking firms managing the IPO and prior to the issuance of Class A common stock in the IPO and any issuance of Class A common stock pursuant to equity incentive plans.

All references to the aggregate exchange value refer to the aggregate exchange value of the subject LLCs, the private entities and the management companies based on the appraisal, or Appraisal, by Duff & Phelps, LLC, the independent valuer.

All references (other than information labeled as pro forma information, including the pro forma financial statements) to the number of shares of common stock, on a fully-diluted basis, issued in the consolidation refer to the number of shares of Class A common stock and Class B common stock issued or received in the consolidation, prior to the issuance of Class A common stock in the IPO and pursuant to any incentive plans, assuming that (i) the enterprise value in connection with the IPO equals the aggregate exchange value, (ii) the offering price per share in the IPO used herein which is used solely for illustrative purposes equals a hypothetical $10 per share, (iii) your subject LLC, the other subject LLCs, the private entities and the management companies participate in the consolidation, (iv) no cash is paid to participants in the private entities, (v) no shares of Class A common stock are issued to the supervisor pursuant to the voluntary pro rata reimbursement program, (vi) no fractional shares are issued and (vii) all operating partnership units issued in the consolidation are redeemed on a one-for-one basis and all shares of Class B common stock issued in the consolidation are converted on a one-for one basis for shares of Class A common stock.

The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The aggregate exchange value used herein is based on the Appraisal by the independent valuer. Historically, in a typical initial public offering of a real estate investment trust, which we refer to as a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value. The enterprise value will equal the total number of shares of common stock and total number of operating partnership units issuable in the consolidation (excluding any shares of common stock issued in the IPO, and assuming all participants receive shares of common stock or operating partnership units and not cash) multiplied by the IPO price.

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All references to distributions to participants assume that all amounts payable under the voluntary pro rata reimbursement program are paid out of cash distributions from your subject LLC, the other subject LLCs and the private entities, as applicable and that no shares of Class A common stock are issued to the supervisor for amounts due under the voluntary pro rata reimbursement program.

The supervisor has made certain of these assumptions to permit the presentation of information in tables in this supplement on a consistent basis. For example, while throughout this supplement the supervisor has assumed for purposes of this presentation of information that no cash is paid, cash will be paid to non-accredited investors in the private entities and to certain investors in the private entities that are charitable organizations and exempt from New York City real property transfer tax and elect to receive cash pursuant to the cash option described herein.

All references to the stockholders refer to the holders of Class A common stock and Class B common stock of the company.

All references to the Malkin Family refer to Anthony E. Malkin, Peter L. Malkin, each of their lineal descendants (including spouses of any of the foregoing), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing.

All references to the Malkin Holdings group refer to the Malkin Family and Thomas N. Keltner Jr. (and his spouse).

All references to the Wien group refer to each of the lineal descendants of Lawrence A. Wien, including Peter L. Malkin and Anthony E. Malkin (including spouses of such descendants), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing.

For demonstrative purposes, the supervisor has assigned a hypothetical IPO offering price of $10 per share. That value is strictly hypothetical and is for illustrative purposes only.

All references to the property and assets owned by the company upon completion of the consolidation refer to the company upon completion of the consolidation, without giving effect to the IPO, and assuming that all required consents of the participants in the subject LLCs have been obtained and all of the properties and assets to be acquired from your subject LLC, the other subject LLCs, the private entities and the management companies pursuant to the consolidation have been acquired.

All references to a third-party portfolio transaction refer to the sale or contribution of the subject LLCs’ property interests and other assets as part of a sale or contribution of the properties owned by the subject LLCs and the private entities as a portfolio to a third party. The description of the company in this supplement assumes that all of the properties and assets to be acquired from your subject LLC, the other subject LLCs, the private entities and the management companies pursuant to the consolidation have been acquired by the company rather than a third party pursuant to a third-party portfolio transaction.

Certain terms and provisions of various agreements are summarized in the prospectus/consent solicitation and this supplement. These summaries are qualified in their entirety by reference to the complete text of any such agreements, which are either attached as exhibits or appendices to the prospectus/consent solicitation or this supplement in the form in which they are expected to be signed (but subject to change, including potentially significant changes, as described below) or filed as an exhibit to the Registration Statement on Form S-4 of which the prospectus/consent solicitation and this supplement is a part. The parties to such agreements may make changes (including changes that may be deemed material) to the forms of the agreements attached as appendices or exhibits hereto, contained in this supplement or filed as exhibits to the Registration Statement on Form S-4.

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OVERVIEW

The consolidation

You are being requested to approve the consolidation in which your subject LLC will contribute its assets to the operating partnership in exchange for operating partnership units, Class A common stock and Class B common stock. Each participant will receive operating partnership units, or at each participant’s election, Class A common stock or, to a limited extent, Class B common stock. You may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units you would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. A holder of operating partnership units will not have economic interests in the company (but will have the same rights to distributions as stockholders of the company) or voting rights in the company (except to the extent a participant elects to receive Class B common stock instead of a portion of operating partnership units as described above).

The shares of Class A common stock are expected to be listed on the NYSE, which investors may sell from time to time as and when they so desire (subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period as described in the prospectus/consent solicitation). The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs, other than the Wien group, each of which has identical rights as to distributions, liquidation and rights as limited partners of the operating partnership. Participants in your subject LLC will be issued Series 60 operating partnership units. The operating partnership intends to apply to have the Series 60 operating partnership units listed on the New York Stock Exchange under the symbol “      .” Presently there is no active trading market for the participation interest you hold in your subject LLC, which is only an indirect interest in real property subject to an operating lease, which is not under the operational control of your subject LLC. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants who receive operating partnership units may also sell operating partnership units, which also are expected to be listed on the NYSE, subject to similar restrictions, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in your subject LLC that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of an aggregate of $         (based on the IPO price) operating partnership units issued to participants in your subject LLC, which is the minimum amount required to meet the listing standards of the national securities exchange.

Through the consolidation, the company intends to combine the properties of your subject LLC, the other subject LLCs and the private entities and the assets and operations of the supervisor and the other management companies into the company, and intends to elect and to qualify as a REIT for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2012. The closing of the consolidation will occur substantially simultaneously with the closing of the IPO. All required consents of the private entities and the management companies, including the consents of the Wien group and the interests of the Helmsley estate, to the acquisition by the company of the assets of the private entities and the management companies have been obtained prior to the date of this supplement and the prospectus/consent solicitation.

If the consolidation is approved by your subject LLC and the other subject LLCs, the company acquires the properties from each of private entities and the company acquires the management companies, the company will own 12 office properties which, as of March 31, 2012, encompass approximately 7.7 million rentable square feet of office space, which were approximately 79.1% leased as of March 31, 2012 (or 82.7% giving effect to leases signed but not yet commenced as of that date). Seven of these properties are located in the midtown Manhattan market and encompass in the aggregate approximately 5.9 million rentable square feet of office space, including the Empire State Building, the world’s most famous office building. The Manhattan office properties also contain

S2-1

an aggregate of 430,273 rentable square feet of premier retail space on the ground floor and/or lower levels. The remaining five office properties are located in Fairfield County, Connecticut and Westchester County, New York, encompassing approximately 1.8 million rentable square feet in the aggregate. The majority of the square footage for these five properties is located in densely populated metropolitan communities with immediate access to mass transportation. Additionally, the company has entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of its office properties, that will support the development of an approximately 340,000 rentable square foot office building and garage. As of March 31, 2012, the portfolio also included four standalone retail properties located in Manhattan and two standalone retail properties located in the city center of Westport, Connecticut, encompassing 204,452 rentable square feet in the aggregate. As of March 31, 2012, the standalone retail properties were approximately 99.0% leased in the aggregate (or     % giving effect to leases signed but not yet commenced as of that date).

The third-party portfolio proposal

As a potential alternative to the consolidation, you also are being asked to consent to the sale or contribution of your subject LLC’s property interest as part of a sale or contribution of the properties owned by your subject LLC, the other subject LLCs and the private entities as a portfolio to an unaffiliated third party. Through solicitation of consents, for the first time the properties owned by the subject LLCs and the private entities can be joined as a single portfolio. While the supervisor believes the consolidation and IPO represent the best opportunity for participants in your subject LLC, the other subject LLCs and the private entities to achieve liquidity and to maximize the value of their respective investments, the supervisor also believes it is in the best interest of all participants for the supervisor to be able to approve offers from unaffiliated third parties for the portfolio as a whole. All required consents of the private entities, including the consents of the Wien group and the interests of the Helmsley estate, to the third-party portfolio proposal have been obtained prior to the date of this supplement and the prospectus/consent solicitation.

Market forces are dynamic, unpredictable, and subject to volatility. Should the public awareness of the proposed consolidation and IPO produce potential compelling offers from unaffiliated third parties to purchase the consolidated portfolio, it will be costly and time consuming to solicit consents to allow a sale or contribution of the portfolio to a third party, and there is considerable risk that any opportunity which might appear would be lost without the requested consent in place. Therefore, the supervisor believes that it is advisable to have the flexibility and discretion, subject to certain conditions, to accept an offer for the entire portfolio of properties from a third party, rather than pursue the consolidation and IPO, if the supervisor determines the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation.

The third-party portfolio transaction would be undertaken only if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation, subject to the committee approval described in the prospectus/consent solicitation, and would apply only to an offer from an unaffiliated third-party for the entire portfolio of properties owned by all of the subject LLCs and all of the private entities, subject to exclusions described under the section entitled “Third-Party Portfolio Proposal” in the prospectus/consent solicitation. A third-party portfolio transaction also could include the management companies.

Because of the inability to act without consent of your subject LLC, the other subject LLCs and certain of the private entities, the supervisor intends to inform any unaffiliated third-party which expresses interest in making a third-party offer that it will not consider any offer until after completion of the solicitation of consents of your subject LLC and the other subject LLCs. If an offer is submitted during the solicitation period, the supervisor may be required to provide information regarding the proposal to participants, to assist them in their decision regarding the consolidation.

The supervisor has agreed that it will not accept a third-party offer unless it is unanimously approved by a committee which will include representatives of the supervisor and a representative of the Helmsley estate. Any third-party interested in making a portfolio proposal will be instructed to make its offer for all cash. It is possible

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that participants or the supervisor and its affiliates may be offered an option to receive securities in lieu of all or a portion of the cash. The supervisor will be authorized to approve offers only if a definitive agreement is entered into prior to December 31, 2015 or such earlier date as the supervisor may set with or without notice or public announcement.

The voluntary pro rata reimbursement program

You are being asked to consent to a voluntary pro rata reimbursement program pursuant to which the supervisor and Peter L. Malkin, a principal of the supervisor, will be reimbursed for the prior advances of all costs, plus interest, incurred in connection with the legal proceedings with Helmsley-Spear, Inc., the former property manager and leasing agent, which resulted in the removal of the former property manager and leasing agent as property manager and leasing agent of the properties owned by your subject LLC, the other subject LLCs and certain of the private entities and has enabled a renovation and repositioning turnaround program to be implemented by the supervisor. The supervisor and the agents had the authority to commence the legal proceedings without consents from participants so no authorization was sought. No challenge has been raised about the supervisor’s authority. In commencing the litigation, Peter L. Malkin believed that participants would understand the value from his and the supervisor’s actions and voluntarily agree to the reimbursement. While the supervisor believes it could have effected reimbursement by the subject LLCs and the private entities to the supervisor and Peter L. Malkin, it will not seek such reimbursement from participants who do not consent to the voluntary pro rata reimbursement program to make such reimbursement. If you consent to the voluntary pro rata reimbursement program, the supervisor and Peter L. Malkin will be reimbursed for your pro rata share of costs, plus interest, previously incurred out of your share of the excess cash of your subject LLC that is being distributed to participants, and, to the extent that is insufficient, the consideration that you would receive in the consolidation or the consideration that you would receive in a third-party portfolio transaction, as applicable, will be reduced by the balance (valued, if the consolidation is consummated, at the IPO price) and such balance would be paid to the supervisor and Peter L. Malkin in shares of Class A common stock, if the consolidation is consummated, or out of distributions that you would receive from the proceeds of a third-party portfolio transaction, if consummated or out of distributions from operations of the subject LLC.

The table below shows the amount to be received by the supervisor out of the distributions of each consenting participant in your subject LLC for each $1,000 of original investment by a participant pursuant to the voluntary pro rata reimbursement program:

	Exchange Value of Operating Partnership Units and/or Shares of Common Stock to be Received by Participants per $1,000 Original Investment	Voluntary Reimbursement
		Per $1,000 Original Investment(1)	Total
60 East 42nd St. Associates L.L.C.	$38,972	$237	$1,668,775

(1)	Your subject LLC’s share of the aggregate voluntary reimbursement (before any reimbursements) is $1,564,930, plus interest. The amount shown in the table includes accrued interest through March 31, 2012 and does not include interest which will accrue subsequent to March 31, 2012.

Number of Operating Partnership Units and shares of common stock received if your subject LLC is consolidated with the company

Based on the hypothetical assumptions described herein, your subject LLC will be allocated 30,300,722 shares of common stock, on a fully-diluted basis, that will be allocated to your subject LLC in the consolidation based on its exchange value of $303,007,222. The value of your participation interest, as described in the prospectus/consent solicitation, was determined based on the exchange value for your subject LLC. The exchange value of your subject LLC, the other subject LLCs, the private entities and the management companies is the value of these entities based on the Appraisal by Duff & Phelps, LLC, which is referred to herein as Duff &

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Phelps, or the independent valuer, which serves as the independent valuer for your subject LLC, the other subject LLCs, the private entities and the management companies. Shares of common stock, operating partnership units and/or cash, as applicable, will be allocated among your subject LLC, the other subject LLCs, the private entities and the management companies based upon the exchange values of your subject LLC, the other subject LLCs, each private entity and the management companies. The exchange value was then allocated among the participants and the holders of the override interests in accordance with your subject LLC’s organizational documents. However, as described elsewhere in the prospectus/consent solicitation, while the exchange value was used to establish the relative value of the properties and participation interests, this value does not necessarily represent the fair market value of your participation interest. The number of shares of Class A common stock, Class B common stock and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price, without giving effect to shares of Class A common stock issued in the IPO.

You will receive a portion of the operating partnership units and/or common stock allocated to your subject LLC in accordance with your election and with your percentage interest in your subject LLC and your subject LLC’s organizational documents, after taking into account the allocations in respect of the supervisor’s override interests. The number of operating partnership units and/or shares of common stock presented in this supplement and in the prospectus/consent solicitation is based on the hypothetical $10 per share exchange value arbitrarily assigned by the supervisor to illustrate the number of operating partnership units and/or shares of common stock that a participant would receive if the enterprise value of the company determined in connection with the IPO were the same as the aggregate exchange value and the IPO price were $10 per share.

The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The value of the consideration will be based on the enterprise value determined in connection with pricing of the IPO. The actual number of shares of common stock, on a fully-diluted basis, issued in the consolidation will equal the enterprise value divided by the actual IPO price upon pricing of the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

If the consolidation is approved by the participants in your subject LLC and is consummated, you will receive operating partnership units and/or shares of common stock as consideration for your participation interest, as described below.

Operating Partnership Units. You will receive operating partnership units, unless you elect to receive, in exchange for your participation interests, Class A common stock, or, to a limited extent, as described below, Class B common stock. The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs, other than the Wien group. The operating partnership units of each of these series are expected to be separately listed on the NYSE and traded separately. In addition, a separate series of operating partnership units, which will not be listed on a national securities exchange, will be issued to the participants in the private entities and the Wien group. Each series of operating partnership units has identical rights as to distributions, liquidation and rights as limited partners of the operating partnership. The four series will vote together as a single class on all matters on which the holders of operating partnership units have the right to vote or consent. The operating partnership units were divided into series because there are unique U.S. federal income tax consequences to the participants receiving each series of listed operating partnership units (as compared to ownership of operating partnership units of another series) depending on the subject LLC in which they have an interest and the tax aspects of the property contributed by such entity. By issuing the operating partnership units in separate series, each of the operating partnership units in a series that will be trading on the NYSE is expected to be uniform with other operating partnership units of that series.

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Class A Common Stock. If you elect to receive Class A common stock in lieu of all or any portion of the operating partnership units issuable to you, you will receive one share of Class A common stock for each operating partnership unit you would have otherwise been entitled to receive.

Class B Common Stock. Participants may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. The Class B common stock provides its holder with a voting right that is no greater than if such holder had received solely Class A common stock in the consolidation. Each outstanding share of Class B common stock entitles the holder to 50 votes on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Each share of Class B common stock has the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock.

Sale of shares of Class A common stock and operating partnership units after the consolidation and the IPO

After the consolidation and the IPO, each participant (except the Malkin Family, whose members are subject to a longer restrictive period in which they cannot sell) will have the ability to sell up to 50% of both the operating partnership units and common stock received in the consolidation at any time after the 180th day following the IPO pricing date and the balance of the operating partnership units and common stock 12 months after the IPO pricing date. This includes Class A common stock issuable in exchange for operating partnership units, which are only issuable in exchange for operating partnership units beginning 12 months after the completion of the IPO, and Class B common stock. In addition, each participant in your subject LLC that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of an aggregate of $            (based on the IPO price) operating partnership units issued to participants in your subject LLC. If all of the participants in your subject LLC elect to receive operating partnership units, the enterprise value equals the aggregate exchange value and the IPO price equals $10 per share, then each participant in your subject LLC would be able to sell     % of his or her operating partnership units immediately.

Similarities among the subject LLCs

Each of the subject LLCs owns an indirect interest in a Manhattan office property subject to an operating lease. Each of the subject LLCs is supervised by the supervisor. The subject LLCs all have similar structures for paying compensation to the supervisor and for distribution of cash flow and liquidation proceeds, except that your subject LLC does not have a voluntary capital transaction override program and Empire State Building Associates L.L.C. and 250 West 57th St. Associates L.L.C. have a voluntary capital transaction override program.

Differences among the subject LLCs

•

The Empire State Building is the largest property in the proposed consolidation and its renovation program began last. The renovation program for the Empire State Building is anticipated to require a greater investment than the renovation programs for the other subject LLCs. While the supervisor expects that the renovation programs for the other subject LLCs will be completed substantially by the end of 2013, the supervisor expects that the renovation program for the Empire State Building, which is the last Manhattan office property that began its renovation program, will be completed substantially in 2016.

•

Your subject LLC’s property has a debt to asset value (based on the appraised value) ratio of 13.23% as of March 31, 2012. The company’s properties have a debt to total assets ratio of 21.32% as of March 31, 2012. The ratio of debt to total assets was calculated by dividing the total mortgage indebtedness and other borrowings by the sum of the appraised value of real estate assets.

•

Your subject LLC’s property was 79.1% (78.6% of office space and 87.9% of retail space) leased as of March 31, 2012. The company’s properties were 79.7% (79.1% of office space and 86.7% of retail space) leased as of March 31, 2012.

•	The age of your subject LLC’s property is 82 years. The average age of the company’s properties is 61 years.

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Vote required to approve the consolidation or third-party portfolio proposal

The participation interests in your subject LLC are divided into seven separate participating groups. Participants are being asked to vote on both the proposed consolidation and the third-party portfolio proposal. For each proposal to be approved, participants holding 100% of the outstanding participation interests in your subject LLC must approve that proposal. Each of these proposals is subject to a separate consent and approval of each proposal is not dependent on approval of any other proposal.

If holders of 90% of the participation interests in any of the seven participating groups in your subject LLC approve the consolidation or third-party portfolio proposal, pursuant to a buyout right included in your subject LLC’s participating agreements since its inception, the agent of any such participating group will purchase on behalf of your subject LLC for the buyout amount, the participation interest of any participant in such participating group that voted “AGAINST” or “ABSTAINED” with respect to the consolidation or third-party portfolio, as applicable, or that did not submit a consent form, unless such participant consents to the proposal within ten days after receiving written notice that the required supermajority consent has been received. If the agent purchases these participation interests, the requirement for consent of participants holding 100% of the participation interests of that participating group will be satisfied.

The buyout amount for your interest would be substantially lower than the exchange value. The buyout amount, which is equal to the original cost less capital repaid, but not less than $100, is currently $100 for the interest held by a participant in your subject LLC as compared to the exchange value of $38,972 for a $1,000 original investment in your subject LLC. The cash required to buyout non-consenting participants will not be paid from the proceeds from the IPO. These buyouts are contractual provisions expressly stated for your subject LLC at the inception of your subject LLC in its original participating agreement dated December 1, 1954, under which the participation interests were issued. The buyout provisions were included as a practical way to permit the entity to act, while still following the then-current tax advice provided to the supervisor of your subject LLC that participants needed to act unanimously to permit your subject LLC to obtain partnership status and to avoid entity level tax as a corporation for U.S. federal income tax purposes. For this purpose, the buyout provisions allow the purchase, at original cost less capital returned, but not less than $100, of the interest held by a non-consenting participant after ten-days’ notice of receipt of approval by 90% of the participation interests in such non-consenting participant’s participating group, if such non-consenting participant still does not change its vote to approval. Accordingly, the buyout provisions preserved the unanimity which is considered necessary for these tax reasons, but prevented a small minority, which might be acting for its own purposes and not in the interests of other participants, from preventing action by the large supermajority. The agents are authorized under the participating agreements to buy out participation interests of participants that do not consent to the action if the required supermajority consent is received, as described below. Since such buyout is necessary to provide for the required unanimous consent and is not conditioned on the transaction closing, the agent has the right to buy out participation interests from participants who do not vote “FOR” either proposal, if the required supermajority consent is obtained with respect to such proposal, within ten days after written notice, as described below, whether or not either or neither proposal is consummated.

Prior to an agent purchasing the participation interests of non-consenting participants, an agent will give such participants not less than ten days’ notice after the required supermajority consent is received by your subject LLC to permit them to consent to the consolidation or the third-party portfolio proposal, as applicable, in which case their participation interests will not be purchased. The agents will purchase the participation interests for the benefit of your subject LLC and not for their own account and will be reimbursed by your subject LLC for the cost of such buyout. If the agent purchases these participation interests, the requirement for consent of participants holding 100% of the participation interests of the participating group will be satisfied. Unanimity on the consents is required pursuant to the organizational documents of your subject LLC with respect to both the consolidation and the third-party portfolio proposal; therefore a participant in your subject LLC who does not vote in favor of either the consolidation or third-party portfolio transaction proposal (and does not change his or her vote after notice that the requisite supermajority consent has been obtained) will be subject to this buyout regardless of whether either or neither transaction is consummated, as described below. The supervisor and the

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agents have the discretion to determine not to consummate either the consolidation or the third-party portfolio transaction even after supermajority approval has been obtained for either or both transactions and dissenting participants have been bought out.

The agents, who are the members of your subject LLC, recently created a new class of membership interests, which were divided into series. A separate series was deemed to be distributed to holders of each participating group in your subject LLC. Each new series provides protections similar to those under a shareholder rights plan for a corporation. Each new series corresponds to a participating group for which a member acts as agent. The new series will not affect voting rights, except with respect to any person or group that acquires 3% or more of the outstanding participation interests in the applicable participating group (an “acquiring person”). If there is an acquiring person, the effect of the new series is that approval of the consolidation proposal and the third-party portfolio proposal by a participating group will require approval by the requisite consent of the participants in the participating group, as holders of the new series of membership interests, excluding the acquiring person.

The Wien group collectively owns participation interests in your subject LLC and has advised that it will vote in favor of the consolidation and the third-party portfolio proposal. These participation interests held by the Wien group represent 8.7684% for your subject LLC. In addition to the participation interests, members of the Wien group hold override interests, which are non-voting. See “Background of and Reasons for the Consolidation—Background of the Subject LLCs” in the prospectus/consent solicitation.

Consent required for the voluntary pro rata reimbursement program

The consent form being distributed to you and the other participants also seeks to obtain your consent to the payment of a voluntary pro rata reimbursement to the supervisor and Peter L. Malkin, a principal of the supervisor, the prior advances of all costs, plus interest, incurred in connection with the legal proceedings required to remove and replace the former property manager and leasing agent. If you return a signed consent form but fail to indicate whether you consent to or disapprove of the voluntary pro rata reimbursement program, you will be deemed not to have consented to the voluntary pro rata reimbursement program. If you fail to return a signed consent form by the end of the solicitation period, you will be deemed not to have consented to the voluntary pro rata reimbursement program.

Tax consequences of the consolidation

It is intended that the consolidation should be treated for U.S. federal income tax purposes as follows:

(i)

If you receive solely shares of Class A common stock, the consolidation should be treated as a taxable sale of your participation interest in which gain or loss is recognized. Such gain or loss should generally equal the difference between your amount realized (which generally will equal the amount of the aggregate fair market value of shares of common stock that you receive, plus the share of liabilities associated with your participation interests that you are deemed to be relieved of under U.S. federal income tax law) and your adjusted tax basis in your participation interests. You will realize “phantom income” if you have a “negative capital account” with respect to your participation interest. In each of 250 West 57th St. Associates L.L.C., 60 East 42nd St. Associates L.L.C. and Empire State Building Associates L.L.C., original participants have a “negative capital account.” If you are an individual or a partnership for New York State personal income tax purposes, any gain that you recognize in the consolidation will generally be treated as New York source income for New York State personal income tax purposes. As a result, you (or, if you are a partnership, any of your partners who are individuals) will generally be subject to New York State personal income tax on such gain even if you are treated as a New York nonresident for purposes of the New York State personal income tax. The New York City personal income tax should not apply to individuals who are treated as New York City nonresidents for purposes of the tax. If all of your participation interest is exchanged for Class A common stock pursuant to the consolidation, suspended passive activity losses associated with your participation interest, if any, may be eligible for treatment as losses that are not from a passive activity

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to the extent that they exceed income and gains from passive activities for your taxable year that includes the consolidation.

(ii)	If you receive solely operating partnership units, or if you receive a combination of (a) operating partnership units and (b) shares of common stock that do not exceed your allocable share of certain qualified capital expenditures of the subject LLC (the “reimbursement amount”), the consolidation should be treated as a tax-deferred contribution by the subject LLC of the subject LLC’s property to the operating partnership in exchange for operating partnership units and common stock as a reimbursement of certain qualified capital expenditures, followed by a tax-deferred distribution of such operating partnership units and common stock to you. You should not generally recognize gain unless (i) the “disguised sale” rules of the Code apply, (ii) you are deemed to receive a constructive distribution of cash in excess of your tax basis in your operating partnership units under Sections 731 and 752(b) of the Code due to a reduction in your share of partnership liabilities or (iii) you have “at-risk” recapture income under Section 465(e) of the Code. To the extent that you do not recognize gain in the consolidation for U.S. federal income tax purposes, you also generally should not recognize gain for purposes of the New York State personal income tax and, if applicable, the New York City personal income tax.

(iii)	If you receive a combination of (a) operating partnership units and (b) shares of common stock in excess of your reimbursement amount, you should be treated as first selling a portion of your participation interest for such excess shares of common stock in a transaction in which gain or loss is recognized. Following such sale, the subject LLC should be treated as contributing the portion of its property not attributable to participation interests otherwise treated as having been sold to the operating partnership in exchange for operating partnership units and common stock as a reimbursement of qualified capital expenditures in a tax-deferred contribution, and the subject LLC should be treated as distributing operating partnership units and shares of common stock equal to your reimbursement amount to you in a tax-deferred distribution.

If you consent to the voluntary pro rata reimbursement program, you may be treated as receiving shares of common stock that you would otherwise receive in the consolidation and immediately transferring such shares of common stock to the supervisor as a reimbursement payment. For this purpose, even if you elect to receive solely operating partnership units in the consolidation, you should be treated as receiving shares of common stock equal to the amount that you are treated as transferring to the supervisor as a reimbursement payment. Accordingly, the gain or loss that you recognize in the consolidation transaction should take into account your deemed receipt of such common stock. You should be entitled to deduct the value of the shares of common stock that you are deemed to pay to the supervisor as an expense associated with your participation interest in your subject LLC. This deduction should offset the amount of gain you recognize, or the amount of losses you would otherwise recognize, as a result of your deemed receipt of shares of common stock. However, this deduction may be subject to certain limitations depending on your individual circumstances and may be required to be capitalized, and you should consult with your tax advisor regarding your ability to utilize all or a portion of this deduction for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings.”

If you receive solely Class A shares of common stock in the consolidation, or if you receive a combination of (a) operating partnership units and (b) an amount of common stock in excess of your reimbursement amount, upon receipt of such shares of common stock, you will be deemed to have consented to treat the consolidation as a sale of all or a portion of your participation interest in exchange for such shares of common stock for U.S. federal income tax purposes.

Whether you receive operating partnership units, Class A common stock, or Class B common stock in connection with the consolidation, you will be allocated your proportionate share of the income and other tax items of the subject LLC for the period ending with the date of closing of the consolidation. You will have to report such income even though you do not receive cash in consideration for your participation interest.

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Participants should carefully review “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation” in the prospectus/consent solicitation. Participants should consult with their tax advisors with regard to the U.S. federal income tax, New York State personal income tax and New York City personal income tax consequences of receiving operating partnership units or common stock in exchange for their participation interests in their particular circumstances.

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THE SUPERVISOR’S REASONS FOR PROPOSING THE CONSOLIDATION

The supervisor proposed the consolidation and recommends that you vote “FOR” the consolidation. The supervisor believes this transaction represents the best opportunity for value enhancement for your investment in your subject LLC.

Benefits of Participation in the Consolidation

The supervisor believes that the consolidation will provide you with the following benefits:

•

Tax-deferred Transaction. You will have the opportunity to receive interests in the company’s operating partnership on the same basis as participants in the private entities and the Malkin Family in a transaction intended to be a tax-deferred transaction for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation.” Participants are urged to consult with their tax advisors as to the tax consequences of the consolidation in light of their particular circumstances;

•

Liquidity. You will be able to achieve liquidity by selling all or part of your shares of Class A common stock, subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period described under “The Consolidation—Lock-Up Agreement” in the prospectus/consent solicitation. The shares of Class A common stock are expected to be listed on the NYSE Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants who receive operating partnership units may also sell operating partnership units, which also are expected to be listed on the NYSE, subject to similar restrictions, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of an aggregate of $             (based on the IPO price) operating partnership units issued to participants in your subject LLC;

•

Risk Diversification. The company will own a large number of quality office and retail properties and have much broader tenant diversification than your subject LLC, which owns an interest in a single property. This diversification will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, owning an interest in a single property, and allow for more stable cash flows for distribution;

•

Regular Quarterly Cash Distributions. Similar to your subject LLC’s present method of operation, the supervisor expects that the company and the operating partnership will make regular quarterly cash distributions on the operating partnership units and shares of common stock, which will include distributions of at least 90% of the company’s annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains), which is required for REIT qualification. If the company is successful in making acquisitions, the supervisor believes that the additional properties and related cash flow will enhance its ability to make distributions quarterly and in regular amounts;

•

More Efficient Decision-Making. Your subject LLC currently requires several internal procedural steps to undertake major transactions, which affects its ability to take timely advantage of favorable opportunities. Financing and sales require costly and time consuming steps to obtain consent of a very high percentage of the participants in your subject LLC;

•

Improved Capital Structure by Eliminating Two-Tier Ownership. Except for very small loans supported by basic rent, the relationship between your subject LLC and the operating lessee requires that any additional financing placed on an entire property requires the agreement of both the operating lessee and your subject LLC.

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•

Easier Access to Financing. Your subject LLC cannot require the operating lessee to obtain or utilize financing to maximize its cash flow and therefore overage rent available for additional distributions to participants in your subject LLC. The operating lessee controls all aspects of property operations, leasing, and investment and has broad discretion to use cash flow from the property for purposes related to the property. Operating lessee decisions can result in little or no overage rent to your subject LLC, and additional distributions to your subject LLC’s participants are contingent on overage rent.

•

Eliminates Two-Tier Ownership Impact on Borrowing. In the past, decisions by the operating lessee have resulted in uneven payments of overage rent to your subject LLC from year to year. Without the cooperation of the operating lessee, there is very limited opportunity for financing by your subject LLC to provide funds for distributions. It is likely that any lender would require agreement of the operating lessee before making any loan to your subject LLC.

•

Shared Motivations to Reinvest and Maintain Properties. Additionally, the operating lease between your subject LLC and the operating lessee does not address reinvestment by the operating lessee in capital improvements for the properties. To induce reinvestment by its operating lessee, your subject LLC and 250 West 57th St. Associates L.L.C. have agreed, in accordance with their participants’ consent and the supervisor’s recommendation, to extend the operating leases. These extensions have been coupled with consents by the operating lessees to allow financing on the entire property, which minimized the impact of reinvestment on operating profit and allowed for additional distributions from overage rent.

In connection with these extension and financing agreements, the basic rent has been increased by the amount of the increase in debt service arising from the financing, and such increase in basic rent is deducted in calculating overage rent, ultimately resulting in the debt service being shared 50/50 between each such subject LLC and its operating lessee. In the case of the Empire State Building, because of the pendency of this proposed consolidation, there has been no such lease extension request, though the operating lessee has consented to limited advances under a property mortgage loan made to Empire State Building Associates, L.L.C. and has subordinated the operating lease to such advances.

•

Broader Markets for Property Sales. Finally, as described under “Background of and Reasons for the Consolidation—The Supervisor’s Reasons for Proposing the Consolidation” in the prospectus/consent solicitation, the supervisor believes that, unless the operating lessee joins with the corresponding subject LLC in a sale of the property, such a sale would not maximize the value of the such subject LLC’s interests in the property.

•

Modern Governance Structure. The company will have a modern governance structure. Capital reinvestment and financing decisions will be based on what is considered to be best for the company, and there will be no need to secure approvals of the operating lessee or your subject LLC. Such decisions will be made under a corporate governance structure governed by a board of directors, with six of seven directors being independent.

•

Quarterly Distributions of a Minimum of 90% of REIT Taxable Income. The supervisor expects that the company and the operating partnership will make regular quarterly cash distributions on its operating partnership units and common stock, which will include distributions of at least a minimum of 90% of annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gains), as required for REIT qualification. Such distributions will be based on a portfolio of properties, rather than investors’ being dependent on a single property;

•

Increased Accountability. As a result of the governance structure of a company with its Class A common stock expected to be listed on the NYSE, stockholders will benefit from the oversight by a board of directors consisting predominantly of independent directors;

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•

Growth Potential. The supervisor believes that you have greater potential for increased distributions as a unitholder or stockholder and increased value from capital appreciation than as a participant in your subject LLC. The supervisor’s belief is based on the anticipated growth in the revenues of the initial properties operated as a portfolio under the Malkin brand and potential additional investments by the company;

•

Greater and More Efficient Access to Capital. The company will have a larger base of assets and believes that it will have a greater variety of options and ability to access the capital markets and the equity value in its assets than your subject LLC individually. As a result, the company expects to have greater and more efficient access to the capital necessary to fund its operations, fund renovations to the properties and consummate acquisitions than would be available to your subject LLC individually. The supervisor believes that it would be extremely difficult for your subject LLC to obtain similar access to capital due to their size and ownership structure;

•

Elimination of Risk from Subject LLC’s Passive Ownership of the Property Interests. Your subject LLC owns an interest in a single property subject to an operating lease. The operating lessee operates the property and your subject LLC does not participate in the management of the operations of the property. The market for the interest held by your subject LLC is smaller than that for, and your subject LLC’s interests are less valuable than, the entire property not subject to the operating lease. Following the consolidation, ownership and operation of the properties owned by your subject LLC and the operating lessee will be integrated;

•

Valuable Synergies. Your subject LLC presently benefits from being part of a portfolio of properties with a common brand awareness. However, under the current structure, there are major obstacles to obtaining true synergies and realization of value, such as combining financings, movements of tenants from one building to another, sharing of employees and management and oversight. The consolidation will remove such obstacles and free up access to value creation;

•

Position in Highly Desirable Marketplace. The properties owned by the subject LLCs and the private entities are concentrated in Manhattan and the greater New York metropolitan area. The supervisor believes this is one of the most highly desired markets in the world for office and retail properties;

•

Reduced Conflicts of Interest. From inception, the supervisor has represented many different ownership interests, and your subject LLC, the other subject LLCs and the private entities, therefore, have been exposed to conflicts of interest. For example, the supervisor and persons associated with the supervisor act as an external manager for all of the entities (including the subject LLCs and the operating lessees), serve as agents for the participants in your subject LLC, the other subject LLCs and certain of the private entities, determine when to make recommendations on sales, financings and operations of the properties, and make or recommend all operating and leasing decisions in all operating entities and all decisions of the subject LLCs. Decisions made by the supervisor in its capacity as supervisor of the operating lessees with regard to property operations dictate the cash available for distribution to the subject LLCs, which are also supervised by the supervisor. The company, on the other hand, will be managed by its officers, subject to the direction and control of its board of directors, which will consist predominantly of independent directors, and all the properties will be owned directly or indirectly by a single entity, without a division of interests. There will not be separate interests of different groups of owners and there will not be a role for, or requirement of, an outside supervisor. Accordingly, the supervisor believes this consolidated structure eliminates the conflicts inherent in the structure which have been there from inception of your subject LLC, the other subject LLCs and the private entities and more closely aligns the interests among the stockholders and management; and

•

Election to Receive Operating Partnership Units, Class A Common Stock or Class B Common Stock. Each participant in a subject LLC will have the option to receive operating partnership units in a transaction intended to be tax-deferred for U.S. federal income tax purposes. Each participant will receive operating partnership units, unless such participant elects to receive shares of Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of

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Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. The Malkin Holdings group will receive its consideration as follows: 96.84% in operating partnership units, 1.19% in Class A common stock and 1.97% in Class B common stock. The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs and a separate series to the participants in the private entities receiving operating partnership units and the Wien group. Each series of operating partnership unit will have identical rights as to distributions, liquidation and rights as limited partners of the operating partnership.

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ADDITIONAL INFORMATION

“Selected Financial and Other Data,” the audited consolidated balance sheet of Empire State Realty Trust, Inc. at December 31, 2011 and the audited combined financial statements and financial statement schedules of Empire State Realty Trust, Inc., Predecessor, at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, and the notes related thereto, and the company’s unaudited combined financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and 2011 the company’s unaudited condensed consolidated pro forma financial information and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust, Inc.” and the operating partnerships audited balance sheet as of March 31, 2012 are set forth in the prospectus/consent solicitation. Your subject LLC is subject to the reporting requirements of the Exchange Act, and is required to file reports and other information with the SEC, including an Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. This material, as well as copies of all other documents filed with the SEC, may be obtained from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549 upon payment of the fee prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or e-mail at publicinfo@sec.gov. The SEC maintains a web site that contains reports, proxies, information statements and other information regarding registrants that file electronically with the SEC, including your subject LLC. The address of this website is http://www.sec.gov. Your subject LLC’s audited financial statements as of December 31, 2011 and 2010 and the notes related thereto and your subject LLC’s unaudited financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and 2011 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust” are set forth beginning on page F-224 and on page 287 of the prospectus/consent solicitation, respectively. In addition, unaudited pro forma financial information for the company is set forth beginning on page F-5 of the prospectus/consent solicitation.

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RISK FACTORS

The risks from the consolidation and the third-party portfolio transaction generally are applicable to all of the subject LLCs, although certain of the risks affect your subject LLC differently from the other subject LLCs. Because all of the risks and adverse factors described in the consent solicitation apply to the effects of the consolidation on your subject LLC, as well as the other subject LLCs, you should carefully review the risks summarized below and the section entitled “Risk Factors” in the prospectus/consent solicitation.

Risks which affect your subject LLC differently or which involve changes in the nature of your investment

The following is a description of the risks which affect your subject LLC differently from the other subject LLCs.

•

Fundamental Change in Nature of Investment. You no longer will hold a participation interest in your subject LLC that owns an interest in a single property, One Grand Central Place, subject to an operating lease. Instead, you will own operating partnership units in the operating partnership and/or shares of common stock in the company if the consolidation is consummated, which will own a portfolio of office and retail assets in Manhattan and the greater New York metropolitan area.

After the consolidation, you will hold operating partnership units, unless you elect to receive Class A common stock, or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Beginning 12 months after the completion of the IPO, the operating partnership units will be redeemable at your option for cash or, at the company’s election, shares of Class A common stock. The operating partnership will be a majority owned subsidiary of the company. You will be subject to the risks inherent in investing in an operating partnership which is a majority owned subsidiary of the company, including the risk that the company may invest in new properties that are not as profitable as anticipated.

•

The Company Will Have Higher Leverage Than Your Subject LLC. The company’s debt to total assets value (based on the appraised value of the properties) ratio is greater than that of the property. As of March 31, 2012, the property had a debt to total assets ratio of 13.23% as compared to a debt to total assets ratio for the company of 21.32%. Accordingly, participants will be subject to the risks associated with higher leverage. The supervisor also believes that the ability of the company to use higher leverage after the consolidation to fund capital expenditures, combined with increased diversification, should result in more consistent levels of distributions, with less variability due to the need for the operating lessee to use cash flow for such purpose. Because your subject LLC has not incurred indebtedness to fund the capital improvements program, operating cash flow has been required to be used by Lincoln Building Associates L.L.C. for this purpose, which reduces overage rent payable to your subject LLC and distributions to participants. See “Risk Factors—The company’s degree of leverage and the lack of a limitation on the amount of indebtedness the company may incur could materially and adversely affect it” in the prospectus/consent solicitation.

•

Exposure to Market and Economic Conditions of other Properties. You no longer will hold a participation interest in your subject LLC that owns an interest in a single property subject to an operating lease located in Manhattan. Instead, you will own operating partnership units and/or shares of common stock in the company if the consolidation is consummated, which will own a portfolio of office and retail assets in Manhattan and the greater New York metropolitan area. The company will own, and in the future may invest in, types of properties different from those in which your subject LLC has invested, and you may be subject to increased risk because of the larger number of properties and broader types of properties held by the company.

•

The Company Expects to Reinvest Proceeds. Historically, the supervisor generally has not reinvested the proceeds from a sale of properties by investment programs that it supervises, although it is not restricted from doing so. Net proceeds which are not reinvested or reserved in the supervisor’s

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discretion would be distributed to the participants in accordance with your subject LLC’s organizational documents. As the company expects to reinvest the proceeds from sales of its properties, you likely will not receive a distribution of any such proceeds, and such reinvestments may be made in properties that are not profitable.

•

Future Acquisitions of Properties. Your subject LLC has not acquired any additional properties. The company may raise additional funds through equity or debt financings to make future acquisitions of properties. You may be subject to the risk that the company’s future issuances of debt or equity securities or the company’s other borrowings will reduce the market price of the operating partnership units or shares of Class A common stock and dilute your ownership in the company.

•

If You Do Not Consent to the Consolidation or the Third-Party Portfolio Proposal, Your Participation Interest Will be Purchased For a Price Substantially Below the Exchange Value. The organizational documents of your subject LLC provide that if holders of 90%, or the required consent, of the participation interests in any of the seven participating groups in your subject LLC approve an action, the agents will purchase on behalf of the subject LLC the participation interests of participants who do not approve such action, and that price would be substantially below the exchange value of the interests. If the required supermajority consent of the participation interests in any participating group in the subject LLC approves consolidation or the third-party portfolio proposal, the agent of such participating group will purchase on behalf of the subject LLC the participation interest of any participant in such participating group that voted “AGAINST” the consolidation or the third-party portfolio proposal, “ABSTAINED,” or did not properly or timely submit a consent form. The buyout amount for your interest would be substantially lower than the exchange value. The buyout amount, which is equal to the original cost less capital repaid, but not less than $100, is currently $100 for the interest held by a participant in your subject LLC as compared to the exchange value of $38,972 for a $1,000 original investment in your subject LLC. The agents are authorized under the participating agreements to buy out participation interests of participants that do not consent to the action if the required supermajority consent is received, as described below. Since such buyout is necessary to provide for the required unanimous consent and is not conditioned on the transaction closing, the agent has the right to buy out participation interests from participants who do not vote “FOR” either proposal, if the required supermajority consent is obtained with respect to such proposal, within ten days after written notice, as described below, whether or not either or neither proposal is consummated.

Prior to an agent purchasing the participation interests of non-consenting participants in your subject LLC, an agent will give such participants not less than ten days’ notice after the required supermajority consent is received by your subject LLC to permit them to consent to the consolidation and/or the third-party portfolio proposal, in which case their participation interests will not be purchased.

Unanimity on the consents is required pursuant to the organizational documents of your subject LLC with respect to both the consolidation and the third-party portfolio proposal; therefore a participant who does not vote in favor of either the consolidation or third-party portfolio transaction proposal (and does not change his or her vote after notice that the requisite supermajority consent has been obtained) will be subject to this buyout regardless of whether either or neither transaction is consummated. The supervisor and the agents have the discretion to determine not to consummate either the consolidation or the third-party portfolio transaction even after supermajority approval has been obtained for either or both transactions and dissenting participants have been bought out.

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Uncertainties as to the Size and Makeup of the Company. The consolidation is conditioned on the contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building, but is not conditioned on any of the other subject LLCs or private entities contributing their property interests to the company in the consolidation. Your subject LLC represents a significant portion of the exchange value and anticipated future net income and cash flow of the company.

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The Consolidation or a Third-Party Portfolio Transaction

The following is a summary of the material risks of the consolidation and the third-party portfolio transaction. The risks are more fully discussed in “Risk Factors” in the prospectus/consent solicitation. You should consider these risks in determining whether or not to vote “FOR” the consolidation proposal or the third-party portfolio proposal.

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Uncertainties at the Time of Voting as to the Value of the Consideration You Will Receive. The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The valuation of the shares of consideration that you will receive in the consolidation, as presented in this supplement and the prospectus/consent solicitation, is based on the exchange value of your subject LLC and the aggregate exchange value. These exchange valuations were based on the Appraisal prepared by the independent valuer. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value;

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Uncertainties as to the Size and Makeup of the Company and the Consideration You Will Receive. You will not know at the time you vote on the consolidation the size, makeup and leverage of the company or the exact number of operating partnership units and/or shares of common stock that you will receive in the consolidation. The consolidation is conditioned on the contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building, but is not conditioned on any of the other subject LLCs or private entities contributing their property interests to the company in the consolidation. Your subject LLC represents a significant portion of the exchange value and anticipated future net income and cash flow of the company;

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Possible Adverse Changes in Value. If the consolidation is approved, the contribution agreements require that the consolidation be consummated by December 31, 2014. There could be significant adverse changes in the value of the company between the date that the consents are received and the date of consummation of the consolidation. The consolidation may be consummated regardless of how significant such changes are and may be consummated notwithstanding such changes;

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Exchange Value May Not Equal Fair Market Value of the Common Stock and Operating Partnership Units. The supervisor arbitrarily has assigned $10 as the hypothetical value of each operating partnership unit and share of common stock for purposes of illustrating the number of shares of common stock and operating partnership units that will be issued to your subject LLC, the other subject LLCs, the private entities and the management companies in the consolidation. The IPO price of the Class A common stock may be below the hypothetical $10 per share;

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Exposure to Market and Economic Conditions. After the consolidation and completion of the IPO, your investment will be subject to market risk and the trading price of the operating partnership units and Class A common stock may fluctuate significantly and may trade at prices below the IPO price. Your ability to sell operating partnership units and shares of Class A common stock will be subject to the restrictions of applicable U.S. federal and state securities laws and subject to the lock-up period described in the prospectus/consent solicitation;

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Value You Receive May Be Less than Fair Market Value of Your Participation Interests. The value of the operating partnership units and shares of common stock to be received by you in connection with the consolidation may be less than the fair market value of your participation interests in your subject LLC;

•

Different Voting Rights. You will have different voting rights as a result of the consolidation. As a holder of participation interests in your subject LLC, you generally have voting rights only on the sale,

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mortgage or transfer of the interest in the property, modification of the existing lease on the property held by your subject LLC or entry into a new lease affecting your subject LLC. As a stockholder of the company, you will have voting rights that permit you to elect the board of directors and to approve certain major actions such as mergers and sales of all or substantially all of the assets of the company. Such voting rights do not include the right to consent to a financing.

Participants will receive operating partnership units, unless they elect to receive shares of Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. While the holders of operating partnership units and stockholders of the company will have the same rights to distributions, holders of operating partnership units will not have the same voting rights as stockholders, although participants will have the right to elect to receive Class B common stock, which vote together as a class with the Class A common stock, in lieu of a portion of their operating partnership units;

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Changes in Distributions. As a result of the consolidation, you will no longer own a participation interest in your subject LLC which entitles you to a pro rata share of distributions made to participants in your subject LLC, derived from cash flow from operations or cash flow from sales or financings. Your subject LLC makes small regular monthly distributions and annual distributions out of overage rent to the extent paid under the operating lease, in each case, to the extent of available cash flow. You will hold operating partnership units in the operating partnership and/or shares of common stock in the company which will entitle you to a per share/unit amount of dividends and distributions paid with respect to the operating partnership units and/or common stock (which are expected to be paid quarterly and include distributions of at least 90% of the company’s annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains), as is required for the company’s continued REIT qualification), if, as and when declared by the board of directors of the company. The amount of such dividends and distributions and the timing thereof will be established by the company’s board of directors;

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Termination of Fees and Distributions to Supervisor. As a result of the consolidation, the Malkin Holdings group and its affiliates will no longer receive supervisory fees and distributions on account of their participation interests and override interests. Anthony E. Malkin, David A. Karp, Thomas P. Durels and Thomas N. Keltner, Jr., executives of the supervisor will become officers, and Mr. Malkin will become a director of the company and will receive customary salaries, bonuses and benefits as determined by the company’s board of directors, in addition to dividends and distributions payable to the Malkin Holdings group in respect of shares of common stock and operating partnership units they hold;

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The trading market for the operating partnership units may be more limited than the trading market for shares of Class A common stock. While the operating partnership units that participants may receive in accordance with their election will be listed on the NYSE, operating partnership units will not be issued in the IPO and will not have voting rights in the company. The trading market for the operating partnership units may be less active than the trading market for the Class A common stock, and an active trading market for the operating partnership units may not develop. Accordingly, holders of operating partnership units seeking liquidity may need to redeem their operating partnership units for cash or, at the company’s option, Class A common stock, which they only have the option to do beginning 12 months after the completion of the IPO to achieve liquidity;

Common stock may only be issuable in exchange for operating partnership units if there is an effective registration statement filed with the SEC or an exemption from registration is available. While you will be afforded certain registration rights with respect to any shares of Class A common stock issued in exchange for the operating partnership units, you will be issued Class A common stock unless such a registration statement, with respect to the issuance of Class A common stock in exchange for your operating partnership units, has been filed with the SEC and is effective or an exemption from registration is available.

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The operating partnership units to be issued to participants in the subject LLCs will be issued in three separate series to the participants in each of the three subject LLCs (other than the Wien group), each of which will be listed and traded separately. Because the operating partnership units are in separate series, there will be fewer holders of each series. While each of the series has the same rights, the tax consequences to a participant that receives, and a subsequent purchaser of, operating partnership units of a particular series will be different than those to a participant that receives, and a subsequent purchaser of, operating partnership units of another series (based on different and unique tax attributes of the properties being contributed by each of the subject LLCs). These factors may adversely affect the market for operating partnership units. To avoid such factors and to achieve liquidity, holders of operating partnership units may elect to exercise their redemption rights with respect to such operating partnership units, which commence 12 months after the completion of the IPO, and, if applicable, sell the Class A common stock received in such exchange.

The operating partnership units that participants may receive in accordance with their election will be listed on the NYSE, but generally will be subject to lock-up agreements pursuant to which the participants in the subject LLCs and private entities may not sell or otherwise transfer or encumber shares of common stock or operating partnership units (i) with respect to 50% of the operating partnership units owned by them at completion of the IPO, for a period of 180 days after the IPO pricing date and (ii) with respect to any remaining operating partnership units, for a period of one year after the IPO pricing date, in each case without first obtaining the written consent of the representatives of the underwriters in the IPO. See “The Consolidation—Lock Up Agreements” in the prospectus/consent solicitation.

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No Independent Representative. While your subject LLC’s exchange value has been determined based on the Appraisal prepared by the independent valuer, which has also delivered a fairness opinion, no independent representative was retained to negotiate on behalf of the participants. There are 23 subject LLCs and private entities and groups with different interests in many of these entities. The supervisor does not believe that a single independent representative could have represented the interests of all participants and believes that to locate and retain an independent and equally competent and qualified representative for each separate interest in the consolidation is not possible. The supervisor represents the interests of all participants in the subject LLCs and private entities. The supervisor has served the same role in the past for sales of other properties with different groups of participants, which included the sale of three office properties in New York City in the past fifteen years, 200 Fifth Avenue (known as the International Toy Center), 498 Seventh Avenue and 500-512 Seventh Avenue, and believes it is not required to retain any independent representative on behalf of each group of participants or all of the participants as a whole. The supervisor believes the Appraisal prepared by the independent valuer serves the purposes of representing all parties fairly and that the consolidation is fair to all participants regardless of the absence of any such independent representative. If a representative or representatives had been retained for the participants, the terms of the consolidation might have been different and, possibly, more favorable to the participants;

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Fairness Opinion Addressed only the Allocation of the Consideration. While the independent valuer appraised each property, the independent valuer’s fairness opinion addressed only the allocation of consideration (Class A common stock, Class B common stock, operating partnership units or cash consideration) (i) among your subject LLC, the other subject LLCs, the private entities and the management companies and (ii) to the participants in your subject LLC, the other subject LLCs and each private entity (without giving effect to any impact of the consolidation on any particular participant other than in its capacity as a participant in each of the subject LLCs and each of the private entities);

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Fairness Opinion Cannot Address Market Value of Operating Partnership Units and/or Common Stock. The independent valuer’s fairness opinion cannot address either the market value of the operating partnership units and/or common stock you will receive, which can only be set by the market value at the time the IPO is consummated;

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Participation in the Consolidation Eliminates Other Alternatives to the Consolidation. If the required percentage of participation interests in your subject LLC approves the consolidation and your subject LLC is consolidated with the company, your subject LLC no longer can enter into alternatives to the consolidation. These alternatives include (i) continuation of your subject LLC and (ii) a sale of your subject LLC’s interest in the property followed by the distribution of the net proceeds to its participants;

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Conflicts of Interest. From inception, the supervisor has represented many different ownership interests, and the subject LLCs and the private entities, therefore, have been exposed to conflicts of interest. For example, the supervisor and persons associated with the supervisor, act as an external manager for all of the entities (including the subject LLCs and operating lessees), serve as agents for the participants in your subject LLC, the other subject LLCs and certain of the private entities, determine when to make recommendations on sales, financings and operations of the properties, and make or recommend all operating and leasing decisions in all operating entities. Decisions made with regard to property operations dictate the cash available for distribution to the subject LLCs;

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Benefits to Malkin Holdings group. The Malkin Holdings group will receive shares of Class A common stock and Class B common stock and operating partnership units which are exchangeable for cash or, at the company’s election, Class A common stock, having an aggregate value of $641,745,376, which they will receive in accordance with the allocation of exchange value based on the Appraisal by the independent valuer. The amounts allocated to the Malkin Holdings group are based on the hypothetical $10 per share exchange value that the supervisor arbitrarily assigned for illustrative purposes, and consists of: their interests as participants which will be allocated to them on the same basis as other participants; their interests as holders of override interests which will be allocated to them in accordance with the subject LLCs’ and private entities’ organizational documents; and their interests in the management companies, which will be allocated to them in accordance with the valuations of the management companies by the independent valuer. This is in addition to shares of Class A common stock issuable in respect of the voluntary pro rata reimbursement program consented to by participants in the subject LLCs and its share of distributions of any cash available for distribution from the subject LLCs prior to the consolidation. The Malkin Holdings group also will receive other benefits from the consolidation, and have interests that conflict with those of the participants. See “Summary—Conflicts of Interest and Benefits to the Supervisor and its Affiliates” in the prospectus/consent solicitation;

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Participants are Urged to Consult with Their Tax Advisors. While you have the option to receive operating partnership units in a transaction intended to be tax deferred for U.S. federal income tax purposes, if you receive solely Class A common stock, you generally will recognize gain or loss for U.S. federal income tax purposes with respect to your participation interest equal to the amount by which the value of the shares of Class A common stock you receive in connection with the consolidation, plus the amount of liabilities allocable to your participation interest, exceeds your tax basis in your participation interest. You will recognize “phantom income” (i.e., income in excess of the value of any shares of Class A common stock you receive) if you have a “negative capital account” with respect to your participation interest. If you receive a combination of operating partnership units and common stock, you may also recognize gain or loss for U.S. federal income tax purposes. The tax consequences of the consolidation are more fully described under “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation” and “—U.S. Federal Income Tax Consideration of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings” in the prospectus/consent solicitation. The supervisor urges you to consult with your tax advisor to evaluate the tax consequences to you in your particular circumstances as a result of your participation in the consolidation;

•	The Supervisor May Not Approve a Third-Party Portfolio Transaction Even if it Provides for Premium Over Consideration in Consolidation. The supervisor may not approve a third-party

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portfolio transaction even if it provides for more consideration than to be issued or paid pursuant to the consolidation. The supervisor does not expect that it would approve a third-party portfolio transaction unless the supervisor believes it is an adequate premium above the value expected to be realized over time from the consolidation. The supervisor has agreed that it will not accept a third-party offer unless it is unanimously approved by a committee which will include representatives of the supervisor and a representative of the Helmsley estate;

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Uncertainties at the Time of Voting Include the Terms of Third-Party Portfolio Transaction. At the time you vote on the third-party portfolio proposal, there will be significant uncertainties as to the terms of any third-party portfolio transaction, a proposal for which may not be received until after the consent solicitation has been completed, including the amount of consideration you would receive if a third-party portfolio transaction is consummated. These uncertainties affect your ability to evaluate the third-party portfolio proposal. The supervisor may approve a third-party portfolio transaction which you may view as less favorable than the consolidation; and

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Conflicts of Interest. The supervisor, the agents and their affiliates serve in their respective capacities with respect to your subject LLC, the other subject LLCs and the private entities and, as such, have conflicts of interest in connection with decisions concerning the terms of a third-party portfolio transaction.

Ownership of Operating Partnership Units in the Operating Partnership and Shares of Common Stock in the Company

The following is a summary of the material risks of ownership of operating partnership units in the operating partnership and shares of common stock in the company.

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Cash Distributions May be Less than Distributions of Your Subject LLC. There is no assurance as to the amount or source of funds for the estimated initial cash distributions of the operating partnership or the company, and the expected initial cash distributions to the participants following the consolidation could be less than the estimated cash distributions participants would receive from your subject LLC;

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Adverse Economic and Regulatory and Geopolitical Conditions of Manhattan and the Greater New York Metropolitan Area. All of the company’s properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect the company. Adverse economic and geopolitical conditions in general and in Manhattan and the greater New York metropolitan area commercial office and retail markets in particular, could have a material and adverse effect on the company’s results of operations, financial condition and its ability to make distributions to its stockholders and holders of operating partnership units;

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Risks Associated with Renovation and Repositioning. There can be no assurance that the company’s renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that the company will achieve the results the company expects from the company’s renovation and repositioning program, which could materially and adversely affect the company’s financial condition and results of operations;

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Expiration of Leases and Possible Inability to Find Other Lessees. The company may be unable to renew leases, lease vacant space or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect the company’s financial condition, results of operations and cash flow;

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Risks Associated with Property Redevelopment and Developments. The company is exposed to risks associated with property redevelopment and development that could materially and adversely affect its financial condition and results of operations;

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Dependence on Significant Tenants. The company depends on significant tenants in its office portfolio, including LF USA, Legg Mason, Warnaco, Thomson Reuters, and the Federal Deposit Insurance Corporation, which together represented approximately 18.2% of the company’s total portfolio’s annualized base rent as of March 31, 2012;

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Dependence on Rental Income. The company’s dependence on rental income may materially and adversely affect its profitability, its ability to meet its debt obligations and its ability to make distributions to its stockholders and holders of operating partnership units;

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Competition for Acquisitions. Competition for acquisitions may reduce the number of acquisition opportunities available to the company and increase the costs of those acquisitions, which may impede the company’s growth;

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Risks of Observatory Operations. The observatory operations at the Empire State Building are not traditional real estate operations, and competition and changes in tourist trends may subject the company to additional risks;

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Risks of Broadcasting Operations. The broadcasting operations at the Empire State Building are not traditional real estate operations, and competition and changes in the broadcasting of signals over air may subject the company to additional risks, which could materially and adversely affect the company;

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Option Properties Risks. The company has an option to acquire from three private entities supervised by the supervisor two additional Manhattan office properties after an on-going litigation is resolved. These properties, which are referred to herein as the option properties, are subject to various risks, including but not limited to risks relating to the terms of the option agreements and risks relating to the ground leases with respect to the option properties, and the company may not acquire them;

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Risks of Outstanding Indebtedness. The company’s outstanding indebtedness upon completion of the IPO reduces cash available for distribution and may expose the company to the risk of default under its debt obligations;

•	Continuing Threat of a Terrorist Event. The continuing threat of a terrorist event may materially and adversely affect the company’s properties, their value and the ability to generate cash flow;

•	Exposure to Unknown Liabilities. The company may assume unknown liabilities in connection with the consolidation, which, if significant, could materially and adversely affect its business;

•	Risk of Departure of Key Personnel. The departure of any of the company’s key personnel could materially and adversely affect the company;

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The Company’s Chairman Has Outside Business Interests. The company’s Chairman, Chief Executive Officer and President has outside business interests that will take his time and attention away from the company, which could materially and adversely affect the company;

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Exposure To Risks Associated With Real Estate Assets And The Real Estate Industry. The company’s operating performance and value are subject to risks associated with real estate assets and the real estate industry, the occurrence of which could materially and adversely affect the company;

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No Operating History as REIT or as a Publicly-Traded Company. The company has no operating history as a REIT or as a publicly-traded company and its lack of experience could materially and adversely affect the company;

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Maryland Law Could Inhibit Changes in Control. Certain provisions of Maryland law could inhibit changes in control of the company, which could negatively affect the market price of the Class A common stock;

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No Public Market for Class A Common Stock or Operating Partnership Units Prior to the IPO. There will be no public market for the operating partnership units or common stock prior to the IPO and an active trading market may not develop or be sustained following the IPO, which may negatively affect the market price of the operating partnership units and shares of the Class A common stock and make it difficult for investors to sell their operating partnership units and shares;

•	Cash Available for Distribution May not be Sufficient. Cash available for distribution may not be sufficient to make distributions at expected levels;

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Failure of the Operating Partnership to Maintain its Status as a Partnership and/or of the Company to Qualify as a REIT for U.S. Federal Income Tax Purposes. Failure of the operating partnership to maintain its status as a partnership and/or the company to qualify or remain qualified as a REIT for U.S. federal income tax purposes would subject operating partnership and/or the company to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to the holders of operating partnership units and/or company shareholders; and

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REIT Distribution Requirements Could Require The Company to Borrow Funds or Subject the Company to Tax. The REIT distribution requirements could require the company to borrow funds during unfavorable market conditions or subject the company to tax, which would reduce the cash available for distribution to the stockholders.

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FORWARD-LOOKING STATEMENTS

This supplement and the prospectus/consent solicitation contain forward-looking statements. In particular, statements pertaining to the company’s and the subject LLC’s capital resources, portfolio performance, dividend policy and results of operations contain forward-looking statements. Likewise, the company’s unaudited pro forma financial statements and all the company’s statements regarding anticipated growth in the company’s portfolio from operations, acquisitions and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “preliminary,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and the company may not be able to realize them. The company and the supervisor do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

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the factors included in the supplement and the prospectus/consent solicitation, including those set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust” and “The Company Business and Properties;”

•

the effect of the credit crisis on general economic, business and financial conditions, and changes in the company’s industry and changes in the real estate markets in particular, either nationally or in Manhattan or the greater New York metropolitan area;

•	resolution of the class action lawsuits;

•	the value of the operating partnership units and shares of common stock that you will receive in the consolidation;

•	reduced demand for office or retail space;

•	use of proceeds of the IPO;

•	general volatility of the capital and credit markets and the market price of the company’s operating partnership units and Class A common stock issued to participants in the subject LLCs;

•	changes in the company’s business strategy;

•	defaults on, early terminations of or non-renewal of leases by tenants;

•	bankruptcy or insolvency of a major tenant or a significant number of smaller tenants;

•	fluctuations in interest rates and increased operating costs;

•	declining real estate valuations and impairment charges;

•	availability, terms and deployment of capital;

•	the company’s failure to obtain necessary outside financing;

•	the company’s expected leverage;

•	decreased rental rates or increased vacancy rates;

•	the company’s failure to generate sufficient cash flows to service its outstanding indebtedness;

•	the company’s failure to redevelop, renovate and reposition properties successfully or on the anticipated timeline or at the anticipated costs;

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•	difficulties in identifying properties to acquire and completing acquisitions, including potentially the option properties described in the prospectus/consent solicitation;

•	risks of real estate acquisitions, dispositions and development, including the cost of construction delays and cost overruns;

•	the company’s failure to operate acquired properties and operations successfully;

•	the company’s projected operating results;

•	the company’s ability to manage its growth effectively;

•	estimates relating to the company’s ability to make distributions to its stockholders in the future;

•	impact of changes in governmental regulations, tax law and rates and similar matters;

•	the company’s failure to qualify as a REIT;

•	the failure of the operating partnership to maintain its status as a partnership for U.S. federal income tax purposes;

•	future terrorist events in the U.S.;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	lack or insufficient amounts of insurance;

•	financial market fluctuations;

•	availability of and the company’s ability to attract and retain qualified personnel;

•	conflicts of interest with the company’s senior management team;

•	the company’s understanding of its competition;

•	changes in real estate and zoning laws and increases in real property tax rates and

•	the company’s ability to comply with the laws, rules and regulations applicable to companies and, in particular, public companies.

While forward-looking statements reflect the company’s or the supervisor’s, as applicable, good faith beliefs, they are not guarantees of future performance. The company and the supervisor disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this supplement, except as required by applicable law. For a further discussion of these and other factors that could impact the company’s future results, performance or transactions, see the sections entitled “Risk Factors” in this supplement and the prospectus/consent solicitation. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the company (or to third parties making the forward-looking statements). The company and the supervisor undertake no obligation publicly to release any revision to such forward-looking statement to reflect events or circumstances after the date of this supplement or the prospectus/consent solicitation, except as required by applicable law.

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EFFECT OF CONSOLIDATION ON SUBJECT LLCS NOT ACQUIRED

If the company does not acquire your subject LLC’s assets in the consolidation and a third-party portfolio transaction is not consummated, your subject LLC will continue to operate as a separate limited liability company with its own assets and liabilities and will bear its proportionate share of the expenses of the consolidation. If the consolidation is consummated, your interest in the property would be supervised by a subsidiary of the operating partnership as successor to the supervisor and the operating partnership or a subsidiary will be the operating lessee. If the consolidation is not consummated, there will be no change in your subject LLC’s investment objectives and it will remain subject to the terms of its organizational documents.

In addition, if the company does not acquire your subject LLC’s assets and the operating lessee consolidates with the company, the company will not have the need to sell its interest in the property to obtain liquidity and might be less likely than the current operating lessee to sell the operating lessee’s interests, especially in the near term. Accordingly, the sale of your subject LLC’s assets in the future may be more difficult and the amount that could be realized in a sale could be reduced because potential buyers may view this sale as less desirable than buying a combined owner/operating lessee enterprise. As a result, it will be less likely that a third party will acquire control of, or a significant equity interest in, your subject LLC.

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SHARES OF COMMON STOCK ON A FULLY-DILUTED BASIS TO BE

ALLOCATED TO YOUR SUBJECT LLC

The number of shares of common stock, on a fully-diluted basis, to be allocated to your subject LLC was determined based on the Appraisal by Duff & Phelps, LLC, the independent valuer, as set forth under “Summary—Allocation of Consideration in the Consolidation” in the prospectus/consent solicitation.

The number of shares of common stock and operating partnership units actually issued in the consolidation will be equal to the aggregate enterprise value divided by the IPO price. For illustrative purposes only, this supplement includes information regarding the allocation of common stock and operating partnership units based on a hypothetical value of $10 per share and a hypothetical enterprise value equal to the aggregate exchange value arbitrarily assigned by the supervisor to illustrate the allocation of the common stock and operating partnership units and to determine the hypothetical number of outstanding common stock and operating partnership units.

The table below shows such illustrative allocation of common stock, on a fully-diluted basis, to your subject LLC and the private entity that is the operating lessee of the property. The table below assumes that all subject LLCs and all private entities participate in the consolidation. The table below also assumes that all participants in the private entities and the equity owners of the management companies receive operating partnership units or shares of common stock. The actual number of shares of common stock and operating partnership units allocated to each subject LLC and private entity upon consummation of the consolidation will be reduced by an amount equal to the number of shares of common stock or operating partnership units that would have been issuable to participants in the subject LLCs and the private entities that receive cash. The table assumes that the enterprise value in connection with the IPO equals the aggregate exchange value.

Entity	Exchange Value	Common Stock, on a Fully-Diluted Basis(1)	Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis
60 East 42nd St. Associates L.L.C.	$303,007,222	30,300,722	7.6%
Lincoln Building Associates L.L.C.(2)	$286,921,306	28,692,131	7.2%

(1)	The number of shares of common stock issued, on a fully-diluted basis, equals the number of shares of Class A common stock issued in the consolidation plus shares of Class A common stock issuable upon the exchange of operating partnership units or upon conversion of Class B common stock for shares of Class A common stock on a one-for-one basis. To the extent that participants in the private entities that are non-accredited investors or charitable organizations receive cash, the common stock which would have been issued to them, will not be issued. As a result, the number of outstanding shares of common stock will be reduced and the percentage of the common stock each other participant owns will increase. The number of shares of Class A common stock, Class B common stock and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price. Enterprise value is calculated without giving effect to shares of Class A common stock issued in the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.
(2)	Operating lessee of 60 East 42nd St. Associates L.L.C.

For a detailed explanation of the manner in which the allocations are made, see “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Allocation of Common Stock and Operating Partnership Units among the Subject LLCs, the Private Entities and the Management Companies” in the prospectus/consent solicitation.

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EXCHANGE VALUE AND ALLOCATION OF OPERATING PARTNERSHIP UNITS AND

COMMON STOCK

The shares of common stock and operating partnership units to be issued to each subject LLC, each private entity and the management companies will be allocated based on their respective share of the aggregate exchange value. The exchange value for each subject LLC, each private entity and the management companies was determined as of July 1, 2011 to establish a consistent method of allocating common stock and operating partnership units for purposes of the consolidation.

The number of shares of common stock, on a fully-diluted basis, to be issued in the consolidation, as presented in this supplement and the prospectus/consent solicitation, was determined by dividing the aggregate exchange value by $10, and your subject LLC’s share of the common stock, on a fully-diluted basis, to be issued in the consolidation is equal to its exchange value divided by $10. The hypothetical value per share of $10 was an arbitrary amount chosen by the supervisor for the sole purpose of illustrating the allocation of common stock and operating partnership units.

The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The value of the consideration will be based on the enterprise value determined in connection with the pricing of the IPO. The actual number of shares of common stock, on a fully-diluted basis, issued in the consolidation will equal the enterprise value of the company divided by the IPO price. The shares of common stock, on a fully-diluted basis, will be allocated among your subject LLC, the other subject LLCs, the private entities, and the management companies in proportion to their relative share of the aggregate exchange value. The enterprise value, which will be determined by the market conditions and the performance of the portfolio at the time of the IPO, may be higher or lower than the aggregate exchange value. Additionally, the IPO price may be more or less than the hypothetical $10 per share exchange value arbitrarily assigned by the supervisor for illustrative purposes and, after the offering, the operating partnership units and shares of Class A common stock may trade above or below the IPO price. See “Risk Factors.” Accordingly, both the number of operating partnership units and shares of common stock and the value of the operating partnership units and shares of common stock that each participant will receive for each $1,000 of original investment could be higher or lower than the hypothetical amounts set forth in this supplement and the prospectus/consent solicitation. The number of shares of Class A common stock, Class B common stock, and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price, without giving effect to shares of Class A common stock issued in the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

No fractional operating partnership unit or share of common stock will be issued by the company in connection with the consolidation. See “No Fractional Share of Common Stock” in the prospectus/consent solicitation.

Adjustments to Exchange Value and Allocation of Operating Partnership Units and Shares of Common Stock. All determinations of the exchange value for purposes of allocating the common stock and operating partnership units among the subject LLCs, the private entities and the management companies were determined as of July 1, 2011 in the manner described below under “Derivation of Exchange Values.” The exchange value will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation. No other adjustment will be made to the allocations of any of the subject LLCs, private entities or the management companies. As of the date of the prospectus/consent solicitation and this supplement, the supervisor does not know of any material change regarding your subject LLC that will affect materially the exchange value for your subject LLC.

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For a detailed explanation of the manner in which the allocations are made, see “Exchange Value and Allocation of Operating Partnership Units and Common Stock” in the prospectus/consent solicitation.

Derivation of Exchange Values

Your subject LLC—the exchange value of your subject LLC has been determined by the independent valuer as follows:

•	the total allocable value as described below has been allocated equally between your subject LLC and the operating lessee:

•	the total allocable value equals:

•	the sum of:

•	the appraised value, on a fee simple basis, of Empire State Building, as determined by the independent valuer’s Appraisal of such property, as of July 1, 2011 and

•

the amount by which the actual net working capital of both your subject LLC and the operating lessee exceeds (such value being negative if it is exceeded by) the normalized level of net working capital required to operate the property owned by your subject LLC, except for cash in excess of the normalized level of working capital which will be retained by your subject LLC and the operating lessee and distributed to your subject LLC’s and the operating lessee’s participants. Net working capital as used in this allocation is defined as current assets (excluding cash and cash equivalents, except to the extent required to maintain the normalized levels of working capital), less current liabilities (excluding the current portion of debt). As of June 30, 2011 the supervisor determined that there was no excess or deficit in the net working capital over the normalized level of working capital at any of the subject LLCs or operating lessees, with the exception of the unpaid cash overrides addressed below and

•	the amount of cash held by your subject LLC and the operating lessee that is expressly designated for property improvements, as of June 30, 2011, as provided by the supervisor;

•	reduced by:

•	the face value of shared mortgage debt obligations, which are mortgage debt obligations of your subject LLC that are serviced by basic rent paid by the operating lessee, as of June 30, 2011 and

•	the present value of the base operating lease payments from the operating lessee to your subject LLC.

•	fifty percent of such allocable value is allocated to your subject LLC and is adjusted as follows to estimate the exchange value of your subject LLC:

•	subtract the after-tax present value of supervisory fees paid to the supervisor and the unpaid cash flow overrides as of June 30, 2011;

•	subtract your subject LLC’s debt obligations that are not shared mortgage debt obligations serviced with basic rent paid by the operating lessee as of June 30, 2011 and

•	add the present value of the base operating lease payments from the operating lessee to your subject LLC.

The allocable value was allocated 50% to your subject LLC and 50% to the operating lessee of the property instead of being allocated in accordance with discounted cash flow based on representations of the supervisor as to the original intent to treat the two entities as equivalent to a joint venture and the historical treatment of the two entities in this manner. The supervisor has represented that historically, agreements have been entered into to

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share capital expenditure and financing costs and the operating leases have been extended in connection therewith. The reasons why the supervisor made this representation and believes that it is reasonable and appropriate are described under “Reports, Opinions and Appraisals—Appraisal—Supervisor’s Reasons for Representation as to 50/50 Allocation” in the prospectus/consent solicitation.

The independent valuer initially provided a preliminary draft valuation that allocated the property value based upon the lease agreements between the lessor and the operating lessee using a discounted cash flow analysis. Such draft valuation allocated additional value to the lessor by attributing value to the residual interest (that is, the value of the property at the expiration of the operating lease), which the independent valuer determined on a discounted cash flow basis by (a) applying an assumed inflation rate to forecast such residual value and (b) then computing the net present value of that residual by applying a discount rate. The independent valuer’s preliminary draft valuation also allocated all of the debt to the lessor. Pursuant to the operating lease terms as amended for each financing, the debt service is a shared expense between the lessor and the operating lessee, but the principal amount due on maturity is contractually only an obligation of the lessor. Under the final method used to allocate the appraised value between your subject LLC and the operating lessee, such mortgage indebtedness was allocated 50% to your subject LLC and 50% to the operating lessee. Such preliminary draft valuation (which was prepared on a discounted cash flow basis) resulted in higher percentage of the allocable value to Lincoln Building Associates L.L.C., the operating lessee of your subject LLC, than to your subject LLC, while the final method allocated the allocable value 50% to the subject LLC and 50% to the operating lessee. While such preliminary draft valuation allocated significant residual value to your subject LLC, the operating lessee has a greater share of the allocable value after such debt allocation to your subject LLC.

Allocation of Exchange Value and Operating Partnership Units and Common Stock

To allocate the shares of common stock, on a fully-diluted basis, for illustrative purposes, the supervisor arbitrarily used an enterprise value of the company equal to the aggregate exchange value and assigned a hypothetical $10 per share exchange value for illustrative purposes. The supervisor allocated to each subject LLC a number of shares of common stock, on a fully-diluted basis, equal to the exchange value of its assets divided by $10.

The following table sets forth for your subject LLC and the operating lessee, among other things, the calculation of the exchange value, the percentage of total exchange value and percentage of total number of operating partnership units and shares of common stock to be issued, the number of operating partnership units and shares of common stock to be issued, on a fully-diluted basis and the number of operating partnership units to be allocated to override interests of the supervisor and the Malkin Holdings group and to other persons.

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Entity	Appraised Property Value(1)	Shared Debt Obligations(2)	Present Value of Base Rent(3)	Cash for Improvements	Total Allocable Value(4)	Present Value of Supervisory Fees(5)	Unpaid Cash Overrides(6)	Unshared Debt Obligations(7)	Present Value of Base Rent(8)	Exchange Value(9)(10)
One Grand Central Place	$687,000,000	($92,614,558)	($14,000,000)	$0
60 East 42nd St. Associates L.L.C.					$290,192,721	($1,185,499)	$0	$0	$14,000,000	$303,007,222
Lincoln Building Associates L.L.C.					$290,192,721	($2,662,580)	($608,835)	$0	$0	$286,921,306

Entity	Exchange Value of Operating Partnership Units and Shares of Common Stock per $1,000 Original Investment of Participants	Percentage of Total Exchange Value / Percentage of Total Number of Operating Partnership Units and Shares of Common Stock Issued on a Fully-Diluted Basis	Number of Operating Partnership Units and Shares of Common Stock(10)	Number of Operating Partnership Units and Shares of Common Stock per Average $1,000 Original Investment of Participants	Number of Operating Partnership Units Allocated to Override Interests of Supervisor and the Malkin Holdings group(10)	Number of Operating Partnership Units Allocated to Override Interests of Other Persons
One Grand Central Place
60 East 42nd St. Associates L.L.C.	$38,972	7.6%	30,300,722	3,897	3,020,272	0
Lincoln Building Associates L.L.C.	$258,229	7.2%	28,692,131	25,823	2,869,213	0

(1)	Reflects the Appraisal of your subject LLC’s real property interests as of July 1, 2011 by the independent valuer.
(2)	Debt obligations, including mortgage debt of your subject LLC and shared mortgage debt obligations of your subject LLC and the operating lessee that are serviced by basic rent paid by the operating lessee.
(3)	Represents the present value of the base operating lease payments from the operating lessee to the fee owner.
(4)	Total allocable value which is shared equally by your subject LLC and the operating lessee, equals the appraised value of such property minus the sum of shared debt obligations and the present value of base rent payable under the operating lease, plus the cash reserves for improvements.
(5)	Reflects the after-tax net present value of the supervisory fees paid to the supervisor. The net operating income used to determine the appraised value of the properties was calculated without deducting supervisory fees as an expense. Instead, the after-tax net present value of the supervisory fee was included in determining the appraised value of the supervisor.
(6)	Reflects operating overrides due to the supervisor in respect of cash flow from operations which were unpaid as of June 30, 2011. The appraised value of the supervisor includes an amount equal to the value of the unpaid overrides.
(7)	Debt obligations, if any, attributable solely to your subject LLC and not shared by the operating lessee.
(8)	Represents the present value of the base operating lease payments from the operating lessee.
(9)	The exchange values of your subject LLC and the operating lessee are based in part on your subject LLC’s and the operating lessee’s assets and liabilities included in their quarterly balance sheets as of June 30, 2011. The exchange values will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets after June 30, 2011 but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation.
(10)	The number of operating partnership units and shares of common stock issuable to your subject LLC, as set forth in the table, was determined by dividing the exchange value for your subject LLC by $10, which is the hypothetical value that the supervisor arbitrarily assigned to illustrate the number of operating partnership units and shares of common stock to be received. The number of shares of Class A common stock, Class B common stock, and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price. Enterprise value is calculated without giving effect to shares of Class A common stock issued in the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

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Allocation of Common Stock on a Fully-Diluted Basis among the Participants and the Supervisor and the Malkin Holdings Group

The common stock, on a fully-diluted basis, to be allocated to your subject LLC will be allocated among the participants holding participation interests in your subject LLC and the supervisor and the Malkin Holdings group in accordance with the provisions of your subject LLC’s operating agreement and other agreements relating to distributions upon liquidation of your subject LLC.

Entity	Exchange Value	Common Stock Allocation on a Fully-Diluted Basis(1)	Percentage of Total Exchange Value or Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(1)(2)
60 East 42nd St. Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$250,929,947	25,092,995	6.3%
The supervisor and the Malkin Holdings group as holders of participation interests	$21,874,553	2,187,455	0.5%
Override Interests(3)	$30,202,722	3,020,272	0.8%

Total	$303,007,222	30,300,722	7.6%
Lincoln Building Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$238,861,987	23,886,199	6.0%
The supervisor and the Malkin Holdings group as holders of participation interests	$19,367,188	1,936,719	0.5%
Override Interests(3)	$28,692,131	2,869,213	0.7%

Total	$286,921,306	28,692,131	7.2%

(1)	Assumes all holders of participation interests in the private entities receive operating partnership units or shares of common stock. Each operating partnership unit provides the same rights to distributions as one share of common stock in the company and, subject to limitations, is redeemable for cash or, at the company’s election, for one share of Class A common stock after a one-year period.
(2)	The number of shares of common stock outstanding, on a fully-diluted basis, equals the number of shares of common stock outstanding plus shares of Class A common stock issuable upon the redemption of operating partnership units or upon the conversion of Class B common stock for shares of Class A common stock on a one-for-one basis. To the extent participants in the private entities receive cash, the common stock, on a fully-diluted basis, which would have been issued to them, will not be issued. As a result, the number of shares of outstanding common stock, on a fully-diluted basis, will be reduced and the percentage of the common stock, on a fully-diluted basis, each other participant owns will increase.
(3)	All of the overrides are payable to the Malkin Holdings group.

The method utilized to allocate the operating partnership units, Class A common stock and Class B common stock is as follows:

•

Level 1 Allocation: The operating partnership units, Class A common stock and Class B common stock will be allocated to your subject LLC based upon the exchange value of your subject LLC, relative to the aggregate exchange value of all of the subject LLCs, the private entities and the management companies, as determined by the independent valuer. The supervisor believes that the exchange value constitutes a reasonable basis for such allocation.

•

Level 2 Allocation: Within your subject LLC, the operating partnership units, the Class A common stock and the Class B common stock allocable to your subject LLC will be allocated among the participants holding participation interests in your subject LLC and holders of override interests in accordance with the provisions of your subject LLC’s organizational documents relating to distributions upon liquidation of your subject LLC.

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Under the organizational documents of your subject LLC, after any required payment of debts and liabilities of your subject LLC, the net proceeds to your subject LLC from the consolidation or a third-party portfolio transaction will be distributed as follows:

•

First, to the members, each of whom is an agent for participants, in proportion to their respective membership interests until they have received distributions equal to a return at the rate of 14% on their cash investment in the year in which the consolidation closes;

•	Thereafter, 90% to the members in proportion to their respective membership interests and 10% to the supervisor as an override.

The provision in the consent relating to the foregoing 10% distribution to the supervisor refers to distributions without regard to source of distribution and is applied to include distributions from proceeds of both operations and capital transactions, including proceeds from any sale or consolidation as a capital transaction.

•	The net proceeds distributed to the members will be distributed to the participants as follows:

•	To participants in their participating group in proportion to the participants’ percentage interests in the participating group.

•

The amount distributable to each participant that has consented to the voluntary pro rata reimbursement program will be reduced by any amount distributable to the supervisor and Peter L. Malkin under such program.

The agents, who are the members of your subject LLC, recently created a new class of membership interests, which were divided into series. A separate series was deemed to be distributed to holders of each participating group. Each new series provides protections similar to those under a shareholder rights plan for a corporation. Each new series corresponds to a participating group for which a member acts as agent. If any person or group acquires 3% or more of the outstanding participation interests in the applicable participating group (an “acquiring person”), each participant in the applicable participating group other than an acquiring person prior to the closing of the consolidation, will have the right to receive distributions on the new series (equal to three times the distributions on the participations) and as a result if there is an acquiring person the distributions to the acquiring person will be reduced and the distributions of other participants in the participating group in which there is an acquiring person will be correspondingly increased.

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FAIRNESS OF THE CONSOLIDATION

General

The supervisor believes the consolidation to be fair to, and in the best interests of, your subject LLC and its respective participants. After careful evaluation, the supervisor concluded that the consolidation is the best way to maximize the value of your investment in your subject LLC.

Although the supervisor believes the terms of the consolidation are fair to you and the other participants, the supervisor and its affiliates have conflicts of interest with respect to the consolidation. These conflicts include, among others, its realization of substantial economic benefits upon completion of the consolidation. For a further discussion of the conflicts of interest and potential benefits of the consolidation to the supervisor, see “Conflicts of Interest—Substantial Benefits to the Supervisor and its Affiliates” in the prospectus/consent solicitation. While the supervisor has conflicts of interest which are described under “Conflicts of Interest” in the prospectus/consent solicitation, the supervisor does not believe that these conflicts of interests affected its fairness determination. See “Exchange Value and Allocation of Common Stock and Operating Partnership Units—Allocation of Common Stock and Operating Partnership Units among the Participants and the Supervisor and the Malkin Holdings Group” in the prospectus/consent solicitation.

Based upon the supervisor’s analysis of the consolidation:

•

The supervisor believes that the consideration offered to the participants in your subject LLC constitutes fair value for their participation interests. The exchange values of each of the subject LLCs, the private entities and the management companies are based on the Appraisal by Duff & Phelps, LLC, the independent valuer. The independent valuer determined the exchange value, which was reviewed and approved by the supervisor. The supervisor believes that the allocations in accordance with the Appraisal by the independent valuer were in the best interests of the participants.

•

The supervisor’s belief as to the fairness of the consolidation to the participants and the statements above regarding the material terms underlying its belief as to fairness partially are based upon the Appraisal of each subject LLC’s interest in a property that the independent valuer prepared and upon the fairness opinion the independent valuer provided to the supervisor.

•

The supervisor considered that each participant will be given the option to elect to receive operating partnership units, Class A common stock, or, to a limited extent, as described above, Class B common. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. The operating partnership units would be issued in a transaction intended to be tax-deferred for U.S. federal income tax purposes. These options allow participants to receive the same form of consideration as the participants in the private entities and the Malkin Family.

•

The supervisor believes that the consolidation is fair to all participants in your subject LLC and as a whole, regardless of which particular combination of entities participates in the consolidation. Even if 250 West 57th St. Associates L.L.C. does not participate in the consolidation, the supervisor believes that the participants in your subject LLC will realize the benefits described under “Summary—Benefits of Participation in the Consolidation” in the prospectus/consent solicitation. There are no material differences among the subject LLCs (such as with respect to types of assets owned or investment objectives) that affect the reasons why the supervisor believes the consolidation is fair to you. While the supervisor believes that it would be more beneficial to participants if all of the subject LLCs participate in the consolidation, the supervisor believes that, through a combination of the properties of the private entities, for which necessary approvals have been obtained, and the property interests of Empire State Building Associates L.L.C. and Empire State Building Company L.L.C., the participation of which are a condition to the consolidation, the company will be of sufficient size and have sufficient assets to allow participants to realize the benefits described under “Summary—Benefits of Participation in the Consolidation” in the prospectus/consent solicitation of the consolidation even if 250 West 57th Street Associates L.L.C. does not participate in the consolidation.

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•

While your subject LLC’s exchange values have been determined based on the Appraisal by the independent valuer, which has also delivered a fairness opinion as described above, no independent representative was retained to negotiate on behalf of the participants. There are 23 subject LLCs and private entities and groups with different interests in many of these entities. The supervisor does not believe that a single independent representative could have represented the interests of all participants and believes that to locate and retain an independent and equally competent and qualified representative for each separate interest in the consolidation is not possible. The supervisor represents the interests of all participants in the subject LLCs and private entities. The supervisor has served the same role in the past for sales of other properties with different groups of participants, which included the sale of three office properties in New York City in the past fifteen years, 200 Fifth Avenue (know as the International Toy Center), 409 Seventh Avenue and 500 512 Seventh Avenue, and believes it is not required to retain any independent representative on behalf of each group of participants or for all groups of participants as a whole. The supervisor believes the Appraisal prepared by the independent valuer serves the purposes of representing all parties fairly and that the consolidation is fair to all participants regardless of the absence of any such independent representative.

•

While the supervisor has conflicts of interest which are described under “Conflicts of Interest” in the prospectus/consent solicitation, the supervisor does not believe that these conflicts of interests affected its fairness determination.

In considering fairness, the supervisor considered the following:

•

The tax protection agreement, which the supervisor believes is consistent with market practice for transactions of this type and generally would require payment only if the company took or failed to take certain actions, which it does not currently intend to take or fail to take, as the case may be, with respect to the protected properties;

•

The option agreements, which the supervisor believes benefit the company by providing it with the right to acquire attractive properties complementary to the company’s portfolio on terms which the company believes are reasonable and , with respect to which, any determination to be made by the company will be made by the company’s independent directors; and

•

The agreements to indemnify the principals of the supervisor for certain liabilities relating to the subject LLCs and the private entities; the supervisor believes it is reasonable for a REIT which is being formed to assume indemnification obligations relating to the operations of entities whose assets are being acquired. Under the organizational documents of the subject LLCs and private entities and applicable law, the principals of the supervisor are already generally entitled to indemnification from the participants in the subject LLCs and the private entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence.

•

The supervisor also took into account the terms of the compensation payable to persons in the Malkin Holdings group by the company after the closing of the consolidation as set forth under “Management–Executive Compensation” in the prospectus/consent solicitation, which, the supervisor believes, are on terms customary for similar publicly-traded REITs and are based on recommendations of a compensation consultant.

•

While there is no assurance that the IPO price will be equal to or greater than the exchange value per share or that the operating partnership units and Class A common stock will trade at a price equal to or greater than the IPO price following consummation of the consolidation and IPO, the supervisor believes that the increased liquidity will offer participants in your subject LLC and the other subject LLCs the opportunity to sell all or part of their shares of Class A common stock or operating partnership units, subject to the restrictions of applicable U.S. federal and state securities law and after expiration of the lock-up period.

•

The consolidation will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other participants. However, the effect of the consolidation

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and the cash available for distribution will vary among the subject LLCs. The supervisor’s belief is based on the anticipated growth in the revenues of the initial properties operated as a portfolio under the Malkin brand and potential additional investments the company expects to make in the future.

•

You and the other participants whose subject LLCs participate in the consolidation will be able to benefit from the potential growth of the company and also will receive investment liquidity through the public market by selling all or part of their shares of Class A common stock or operating partnership units, subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period described in the prospectus/consent solicitation.

•

As set forth in the table below, the supervisor calculated the net book value of your subject LLC under GAAP, as of March 31, 2012, per $1,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is based primarily on depreciated historical cost and, therefore, is not indicative of the fair market value of your subject LLC. This figure was compared to the exchange value per $1,000 original investment.

Summary of Valuations

(per $1,000 original investment)

Entity	Exchange Value(1)	GAAP Net Book Value (Deficit) as of March 31, 2012
60 East 42nd St. Associates L.L.C. Participants	$38,972	($1,887)

(1)	The exchange value of each subject LLC is based in part on each subject LLC’s assets and liabilities included in the quarterly balance sheets of the subject LLC as of June 30, 2011. The exchange value will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation.

•	The supervisor has adopted the conclusions of the fairness opinion from and the Appraisal prepared by the independent valuer, which are described in the consent solicitation.

Comparison of Alternatives

The supervisor has considered alternatives to the consolidation, including the continuation of your subject LLC without change and the liquidation of your subject LLC and the distributions of the net proceeds to you. The supervisor does not believe that your subject LLC could realize its allocable share of the value of the property through a sale of the interests in the property held by it. The supervisor believes that, over time, the likely value of the interest you will receive in the consolidation will be higher than the value of the consideration you would receive from any of the other alternatives as a result of increased efficiencies, growth opportunities through potential acquisitions and potential growth in revenue of the initial properties and more stable cash flow for distributions, and other opportunities for value enhancement.

The supervisor has not provided an estimate of the going-concern values and liquidation values of your subject LLC for the reasons set forth below. As explained below, the supervisor believes these values would be in the same range as, or lower than, the exchange values. These values may be more or less than the value of the consideration that you will receive in the consolidation. See “Risk Factors.”

Continuance as a Going-Concern. The supervisor considered the going-concern value of your subject LLC. The purpose of a going-concern analysis is to determine the estimated value of your subject LLC, assuming that your subject LLC continues to operate as a separate legal entity with its own assets and liabilities and governed by its organizational documents. A going-concern analysis differs from a liquidation analysis in that a liquidation analysis assumes that your subject LLC immediately commences an orderly disposition of its interest in the property and distributes the net liquidation proceeds, to the members and participants holding participation interests and to the supervisor on account of overrides and voluntary reimbursement payments. The going-

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concern analysis estimates the present value of the participation interests in your subject LLC, assuming that your subject LLC was operated as an independent standalone entity during an assumed ten-year holding period, and sold its interest in the property at the end of the ten-year period.

The supervisor believes that, based on, among other things, the advice of the independent valuer, the going concern value of the participation interests in your subject LLC pursuant to a going concern analysis, which would assume continued operation and eventual sale, is in the same range as the exchange value. The exchange value is based on (i) the appraised value of the property interest owned by your subject LLC which was based on the income approach taking into account, among other things, the expected financial performance such as estimated revenues, operating expenses, general and administrative costs, capital expenditures and leasing costs for the property, and operating cash flow of the property, and (ii) the allocation of such appraised values to the participants in your subject LLC as described in “Reports, Opinions, and Appraisals—Fairness Opinion” in the prospectus/consent solicitation. Similarly, a going concern analysis would determine the value of the equity interest in a partnership or limited liability company by estimating the present value of distributions to such interests in the going concern entity. The supervisor believes that, based on advice from the independent valuer, the methodology used to determine the value of an equity interest in a partnership or a limited liability company, as was performed in the Appraisal, is a generally accepted valuation and analytical technique, and, when performed using the same underlying assumptions, can be expected to yield a result in approximately the same range as the going concern analysis.

Liquidation of your subject LLC. Since another available alternative is to proceed with a sale of the interest in the property your subject LLC owns and to distribute the net proceeds to its participants, the supervisor has considered the liquidation value of your subject LLC. The supervisor believes that, based on advice from the independent valuer, using the discounted cash flow method used in the Appraisal is a reasonable way to estimate the price at which the property could be sold for purposes of a liquidation value analysis. The difference between the exchange values and the liquidation value would be the deduction of assumed selling and liquidation costs (real estate commissions and legal and other closing costs) in calculating the liquidation value, which the supervisor estimates would equal approximately 2.5% to 5% of the appraised real estate value. The supervisor believes that the costs relating to liquidation, including costs of soliciting participants’ consent and legal fees, could exceed this percentage. This alternative also assumes that non-real estate assets are sold at their estimated realizable value determined on a basis consistent with the independent valuer’s Appraisal.

However, while the Appraisal is not necessarily indicative of the price at which the assets would sell, the real estate appraisal assumes that the interest in the property of your subject LLC is sold in an orderly manner and is not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual value. See “Reports, Opinions and Appraisals—Appraisal.”

The supervisor believes that the value of the participation interests in the subject LLCs in a liquidation would be lower than the exchange values because the value in a liquidation would be determined based on the appraised value of the property interest owned by your subject LLC (as described under “Reports, Opinions, and Appraisals—Appraisal”), reduced by the transaction costs associated with marketing and selling a property, and the costs of soliciting participants’ consent and legal fees. Such fees and expenses were not deducted in calculating the exchange value because they are being borne by the company. The liquidation value would also not incorporate any prepayment penalties that would be due upon the sale of a property, which is not expected to be payable, to the same extent, in the consolidation. Such fees and expenses would reduce the amounts distributable to the participants in your subject LLC in a liquidation to a level below the exchange values.

Secondary Market Prices. Participation interests in your subject LLC are not traded on any national securities exchange. There is no established trading market for participation interests, and it is not anticipated that any market will develop for the purchase and sale of the participation interests.

Sales transactions for participation interests have been limited and sporadic. The supervisor is aware of sales made which were not arranged by it because it acts as transfer agent for the participation interests. In some

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cases, the supervisor receives information regarding the prices at which secondary sale transactions of participation interests have been effectuated but, in many instances, the supervisor is not aware of the prices at which transactions have been made. Affiliates of the supervisor have arranged for purchases of participation interests, from time to time, as an accommodation to participants that desired to sell their participation interests. The supervisor also is aware of third-party appraisals that were performed for participants. The supervisor generally used methodology similar to that in these appraisals in determining the price to be offered to participants that requested that the supervisor arrange sales of their participation interests as an accommodation. In making such purchases of participation interests as an accommodation to participants, the supervisor generally determined the purchase price by applying capitalization rates to annual distributions out of basic rent and overage rent, applying a discount because the interest is an illiquid minority interest and, since 2008, applying a further discount because of the instability of the economy. The supervisor believes that these prices are less than the long-term value of the participation interests and the supervisor so advised each participant who requested that the supervisor arrange a sale. The extent of the participation interest sales transactions between willing buyers and willing sellers, each having access to relevant information regarding the financial affairs of your subject LLC, the expected value of their assets and their prospects for the future is unknown. Many participation interest sales transactions are believed to be distressed sales where sellers are highly motivated to dispose of the interests and, to facilitate the sales are willing to accept substantial discounts from what might otherwise be regarded as the fair value of the interest being sold.

Affiliates of the supervisor made the following purchases of participation interests in your subject LLC during the period from January 1, 2009 through March 31, 2012:

Date of Transfer (Month/Day/Year)	Amount of Purchase (Based on Original Investment)	Amount of Consideration Paid per $1,000 Original Investment
9/02/10	$3,333.34	$1,500.00
5/02/10	$6,666.67	$1,500.00
4/02/10	$15,000.00	$1,466.67
10/02/09	$5,000.00	$1,500.00
9/02/09	$1,666.66	$1,500.01
The supervisor also is aware of the prices on the following additional purchases of participation interests by third parties in your subject LLC during the period from January 1, 2009 through March 31, 2012:

Date of Transfer (Month/Day/Year)	Amount of Purchase (Based on Original Investment)	Amount of Consideration Paid per $1,000 Original Investment
5/02/11	$2,500.00	$100.00
3/02/11	$5,000.00	$1,600.00
2/02/11	$2,500.00	$1,500.00

Comparison of Distributions

Distribution Comparison. The supervisor has considered the potential impact of the consolidation upon distributions that would be made to the participants that exchange their participation interests for operating partnership units and/or common stock.

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Comparison

The following table sets forth a comparison of the distributions by the subject LLC and by the company.

Subject LLC	Average Annual Distribution for the years ending December 31, 2007-2011 Per $1,000 Original Investment(1)	Estimated Annual Distribution to Stockholders of the Company Per $1,000 Original Investment(2)
60 East 42nd St. Associates L.L.C.	$631	$

(1)	Distributions each year consist of small regular monthly distributions out of basic rent and larger, but variable, distributions out of overage rent. The amount of distributions out of overage rent varies from year to year depending on factors such as:

•	capital expenditures funded out of operating cash flow which reduced distributions;

•	borrowings to fund capital expenditures which would otherwise have been paid out of operating cash flow, which increases overage rent and the amount available for distribution; and

•

non-recurring events that generate additional cash, such as early lease cancellations, which may increase distributions and nonrecurring events that require expenditure of funds, which may decrease distributions.

Accordingly, participants should not treat the amount distributed in any year as indicative of the amount that they would have received in future years if the subject LLC continued its operations. After the consolidation, a diverse collection of properties will be combined with more efficient access to capital and, as a result, the supervisor expects that overall distributions should be more consistent with less fluctuation due to these factors.

(2)	The calculation of the estimated annual distributions to stockholders of the company is shown below in the table under “—Distributions by the Company.”

Distributions by Your Subject LLC

The following table sets forth the amount of annual distributions per $1,000 original investment of your subject LLC for each of the five years in the period ended December 31, 2011. The original cost per unit was $10,000, in the case of your subject LLC.

60 East 42nd St. Associates L.L.C. Summary Per $1,000 Original Investment	2011	2010	2009	2008	2007
Distributions out of basic rent	149	149	149	149	149

Distributions out of overage rent
Overage rent distributions attributable to borrowing(1)	-	-	-	52	698
Overage rent distributions attributable to operations	-	-	306	829	523
Total distributions out of overage rent	-	-	306	881	1,221

Total distributions	149	149	455	1,030	1,370

(1)	The distributions attributable to borrowings resulted from borrowings used to fund capital expenditures which would otherwise have been funded from operations and reduced overage rent.

Distributions each year consist of small regular monthly distributions out of basic rent and larger, but variable, distributions out of overage rent. The amount of distributions out of overage rent varies from year to year depending on factors such as:

¡	capital expenditures funded out of operating cash flow which reduced distributions;
¡	borrowings to fund capital expenditures which would otherwise have been paid out of operating cash flow, which increases overage rent and the amount available for distribution; and
¡

non-recurring events that generate additional cash, such as early lease cancellations, which may increase distributions and non-recurring events that require expenditure of funds, which may decrease distributions.

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Accordingly, participants should not treat the amount distributed in any year as indicative of the amount that they would have received in future years if the subject LLC continued its operations. After the consolidation, a diverse collection of properties will be combined with more efficient access to capital and, as a result, the supervisor expects that overall distributions should be more consistent with less fluctuation due to these factors.

Distributions by the Company

The company’s intended annual rate of initial distribution with respect to the period commencing on completion of the IPO and ending 12 months after completion of the IPO will be established based on its estimate of cash available for distribution for such 12-month period calculated based on adjustments to its pro forma income before non-controlling interests for such period. Assuming that the IPO was completed on April 1, 2012, the company’s estimated cash available for distribution for the 12-month period ending March 31, 2013 would be as set forth in the table below. In estimating its cash available for distribution for the 12 months ending March 31, 2013, the company has made certain assumptions as reflected in the table and footnotes below, including that there will be no new leases other than leases signed after March 31, 2012 and prior to the date of this prospectus/consent solicitation, or net increases in renewals or terminations of existing leases in its portfolio after March 31, 2012.

The company’s estimate of cash available for distribution does not reflect the effect of any changes in its working capital after March 31, 2012, or the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into after March 31, 2012. It also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than estimated capital expenditures, or the amount of cash estimated to be used for financing activities, other than scheduled mortgage loan principal repayments on mortgage indebtedness that will be outstanding upon consummation of the IPO. Although the company has included all material investing and financing activities that it has commitments to undertake as of March 31, 2012, the company may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on the company’s estimate of cash available for distribution. Because the company has made the assumptions set forth above in estimating cash available for distribution, it does not intend this estimate to be a projection or forecast of its actual results of operations or liquidity. The company’s estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of its liquidity or ability to pay dividends or make distributions. In addition, the methodology upon which the company made the adjustments described below is not necessarily intended to be a basis for calculating cash available for distribution.

Notwithstanding the estimate set forth below, any distributions the company pays in the future will depend upon its actual results of operations, economic conditions and other factors that could differ materially from the company’s current expectations. The company’s actual results of operations will be affected by a number of factors, including the revenue it receives from its properties, its operating expenses, interest expense, the ability of its tenants to meet their obligations and the amount and timing of expenditures. For more information regarding risk factors that could materially adversely affect the company’s actual results of operations, see “Risk Factors.” Distributions declared by the company will be authorized by the company’s board of directors in its sole discretion out of funds legally available therefore and will be dependent upon a number of factors, including restrictions under applicable law, the capital requirements of the company and the distribution requirements necessary to maintain the company’s qualification as a REIT, the distributable income generated by operations, the principal and interest payments on debt, capital expenditure levels, the company’s policy with respect to cash distributions and the capitalization and asset composition of the company, which will vary based on the private entities and the subject LLCs that ultimately participate in the consolidation. No assurance can be given that the company’s estimate of cash flow available for distribution will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. Unless the company’s operating cash flow increases, it may be required to fund distributions from working capital or borrow to provide funds for such distributions or it may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve the company’s cash balance or reduce its distribution. However, the company currently has no intention to use the net proceeds from the IPO to make distributions nor does it currently intend to make distributions using shares of the company’s common stock.

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Actual annual distributions on the operating partnership units and common stock will depend on the market conditions at the time of the IPO and the company’s cash available for distribution at the time of the IPO. For more information regarding risk factors that could materially adversely affect the company’s actual results of operations, see “Risk Factors.”

In order to qualify as a REIT, the company must distribute to its stockholders, on an annual basis, at least 90% of the company’s REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust—Distribution Policy” and “U.S. Federal Income Tax Considerations.”

The following table describes the company’s pro forma net income available to holders of common stock of the company and operating partnership units for the 12 months ended December 31, 2011, and the adjustments the company has made thereto in order to estimate its initial cash available for distribution for the 12 months ending March 31, 2013 (amounts in thousands except share data, per share data, square footage data and percentages). These calculations do not assume any changes to the company’s operations or any acquisitions or dispositions which could affect its operating results and cash flows, or changes in the company’s outstanding shares of Class A and Class B common stock or the operating partnership’s operating partnership units. Holders of operating partnership units and stockholders of the company will have the same rights to distributions. The company cannot assure you that its actual results will be the same as or comparable to the calculations below.

Pro forma net income before non-controlling interest for the 12 months ended December 31, 2011	$
Less: Pro forma net income for the three months ended March 31, 2011
Add: Pro forma net income for the three months ended March 31, 2012

Pro forma net income before non-controlling interest for the 12 months ended March 31, 2012	$
Add: Pro forma real estate depreciation and amortization
Add: Net increases in contractual rent income(1)
Less: Net decreases in contractual rent income due to lease expirations, assuming no renewals(2)
Less: Net effects of straight-line rent adjustments to tenant leases(3)
Less: Net effects of above- and below-market rent adjustments(4)
Add: Non-cash compensation expense(5)
Add: Non-cash interest expense(6)
Add: Non-cash charge on write-off of deferred finance charges
Add: Non-cash ground rent expense
Add: Net effects of lease in-place adjustments to tenant leases

Estimated cash flow from operating activities for the 12 months ending March 31, 2013	$
Less: Estimated provision for tenant improvement and leasing commission costs(7)
Less: Estimated annual provision for capital expenditures(8)

Total estimated cash flows used in investing activities	$

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Estimated cash flow used in financing activities
Less: Scheduled mortgage loan principal repayments(9)
Add: Additional borrowings on secured term loan to fund capital improvements at the Empire State Building(10)
Less: Incremental interest expense on additional borrowings on secured term loan to fund capital improvements at the Empire State Building(11)

Estimated cash flow used in financing activities for the 12 months ending March 31, 2013	$
Estimated cash available for distribution for the 12 months ending March 31, 2013	$
Estimated initial distribution rate to Empire State Building Associates participants (subject to voluntary override) per $1,000 original investment(12)		%
Estimated initial distribution rate to Empire State Building Associates participants (not subject to voluntary override) per $1,000 original investment(12)		%
Estimated initial distribution rate to 60 East 42nd Street Associates participants per $1,000 original investment(12)		%
Estimated initial distribution rate to 250 West 57th St. Associates participants (subject to voluntary override) per $1,000 original investment(12)		%
Estimated initial distribution rate to 250 West 57th St. Associates participants (not subject to voluntary override) per $1,000 original investment(12)		%

(1)	Represents the net increases in contractual rental income net of expenses from new leases and renewals through March 31, 2012 that were not in effect for the entire 12-month period ended March 31, 2012 or signed prior to the date of this prospectus/consent solicitation that will go into effect during the 12 months ending March 31, 2013.
(2)	Assumes no lease renewals or new leases (other than month-to-month leases) for leases expiring after March 31, 2012 unless a new or renewal lease had been entered into prior to the date of this prospectus/consent solicitation.
(3)	Represents the conversion of estimated rental revenues for the 12 months ending March 31, 2013 from a straight-line accrual basis to a cash basis of revenue recognition.
(4)	Represents the elimination of non-cash adjustments for above- and below-market leases for the 12 months ended March 31, 2012.
(5)	Pro forma non-cash compensation expense related to LTIP units/shares of restricted Class A common stock that the company intends to issue to certain of its executives officers and independent directors in connection with the IPO (“Equity Compensation”).
(6)	Pro forma non-cash interest expense for the 12 months ended March 31, 2012 includes: (i) amortization of financing costs on the mortgage loans assumed by the company in the consolidation transaction; and (ii) amortization of the assumption fees for debt assumed in the consolidation transaction.
(7)	Estimated provision for tenant improvement and leasing commission costs relate solely to tenant improvement and leasing commission costs incurred or expected to be incurred in the 12 months ending March 31, 2013 that the company is contractually obligated to provide pursuant to leases entered into prior to the date of this prospectus/consent solicitation. During the 12 months ending March 31, 2013, the company expects to have additional tenant improvement and leasing commission costs related to new leases that are entered into after the date of this prospectus/consent solicitation. Generally, the company does not incur tenant improvement or leasing commission costs upon lease renewals of existing tenants.
(8)	Reflects estimated provision for recurring and non-recurring capital expenditures (excluding, tenant improvement and leasing commission costs) for the 12 months ending March 31, 2013, based on the company’s current estimate of such expenses, of $ . This estimate is higher than the average of its historical annual capital expenditures (excluding tenant improvement and leasing commission costs) incurred during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012, which is $42.5 million. Historically the company has not tracked capital expenditures as either recurring or non-recurring and its believes a substantial amount of these capital expenditures during the periods presented would be considered to be non-recurring due to the extensive amount of capital spent on renovation, repositioning and deferred maintenance at the company’s Manhattan office properties at the time it began its renovation and repositioning program.
(9)	Represents scheduled payments of mortgage loan principal due during the 12 months ending March 31, 2013.
(10)	The company has borrowing capacity under the term loan secured by the Empire State Building of $141.0 million, subject to the conditions set forth in the secured term loan agreement. The company has assumed that it borrows $ million to fund (i) tenant improvements and leasing commissions, (ii) capital expenditures and (iii) $ million of New York City mortgage recording tax that is required to be paid incrementally as it borrows under the term loan.
(11)	Assumes draws are made in four equal drawdowns over the 12 months ending March 31, 2013 and that the interest rate is equal to 2.7%.
(12)	The estimated initial distribution rate per $1,000 original investment was calculated based on the percentage interest that a holder of a $1,000 original investment would hold of the number of shares of common stock of the company outstanding after the IPO. The company estimated the number of shares of common stock on a fully diluted basis outstanding after the IPO to be equal to the sum of:

•

(i) the shares of common stock on a fully diluted basis issuable in the consolidation (calculated without reduction for cash paid to participants in the private entities in lieu of common stock or operating partnership units), as set forth in table under “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Derivation of Exchange Value,” plus

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•	(ii) shares of common stock estimated to be issued as Equity Compensation at the IPO, plus

•

(iii) a number of shares issuable in the IPO (assuming no exercise of the underwriters’ option to purchase additional shares) equal to: (i) the portion of the gross proceeds from the IPO used to pay expenses of the consolidation and IPO and underwriting discounts (other than underwriting discounts that are deducted in calculating the cash payable to charitable organizations who are participants in the private entities, including the Helmsley Estate, on exercise of their cash election), which is estimated to equal $        , (ii) divided by the IPO price, assuming that the IPO price equals the hypothetical $10 per share (used solely for illustrative purposes).

By way of explanation, the portion of the proceeds from the IPO used to pay cash to participants in the private entities is excluded because shares of Class A common stock issuable in the IPO that are used for such purpose do not increase the common stock outstanding on a fully diluted basis from that which would have been outstanding if all participants received operating partnership units or common stock instead of cash, because the number of shares of common stock on a fully diluted basis otherwise issuable to participants in the consolidation is reduced on a one-for-one basis.

•

The estimate of the initial distribution per $1,000 may be more or less than that set forth herein to the extent that the actual amounts are more or less than the estimated amounts set forth herein or to the extent that the number of shares under clauses (ii) and (iii) would be affected by the IPO price being more or less than $10 per share.

Why the supervisor believes the third-party portfolio proposal is fair to you

You are being asked to consent to the sale or contribution of your subject LLC’s property interest as part of a sale or contribution of the properties owned by your subject LLC, the other subject LLCs and the private entities as a portfolio to an unaffiliated third party. Through solicitation of consents, for the first time the properties owned by your subject LLC, the other subject LLCs and the private entities can be joined as a single portfolio. While the supervisor believes the consolidation and the IPO represent the best opportunity for participants in your subject LLC, the other subject LLCs and the private entities to achieve liquidity and to maximize the value of their respective investments, the supervisor also believes it is in the best interest of all participants for the supervisor to be able to approve offers from unaffiliated third parties for the portfolio as a whole.

Market forces are dynamic, unpredictable, and subject to volatility. Should the public awareness of the proposed consolidation and IPO produce potential compelling offers from unaffiliated third parties to purchase the consolidated portfolio, it will be costly and time consuming to solicit consents to allow a sale or contribution of the portfolio to a third party, and there is considerable risk that any opportunity which might appear would be lost without the requested consent in place. Therefore, the supervisor believes that it is advisable to have the flexibility and discretion, subject to certain conditions, to accept an offer for the entire portfolio of properties from a third party, rather than pursue the consolidation and the IPO.

The third-party portfolio transaction would be undertaken only if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation, subject to the committee approval described in the prospectus/consent solicitation and would apply only to an offer from an unaffiliated third-party for the entire portfolio of properties owned by your subject LLC, the other subject LLCs and all of the private entities, subject to exclusions described under the section entitled “Third-Party Portfolio Proposal” in the prospectus/consent solicitation. A third-party portfolio transaction also could include the management companies.

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EXPENSES OF THE CONSOLIDATION

If the company acquires your subject LLC in the consolidation, the company will bear all consolidation expenses.

If the consolidation does not close, your subject LLC, each of the other subject LLCs and the private entities will bear its proportionate share of the consolidation expenses based on their respective exchange values. If the consolidation closes, but your subject LLC does not participate in the consolidation, your subject LLC will bear its proportionate share of all consolidation expenses incurred through the date of termination of the contribution agreement. The supervisor does not know whether the acquiror in a third-party portfolio transaction will agree to pay any of the consolidation expenses.

The supervisor estimates that your subject LLC’s share of the aggregate consolidation expenses will be $        . The following table sets forth as of March 31, 2012 expenses of the consolidation allocated to your subject LLC based on the exchange value of each entity.

Pre-Closing and Closing Transaction Costs

Legal Fees	$928,034
Appraisals	76,237
Solicitation	38,706
Printing & Mailing	14,603
Accounting Fees	1,314,059
Title, Transfer & Recording Fees	42
Pre-Formation Cost	390,205
Total	$2,761,884

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DISTRIBUTIONS AND COMPENSATION PAID TO THE SUPERVISOR AND ITS AFFILIATES

The following information has been prepared to compare the amounts of compensation paid and distributions made by your subject LLC to the supervisor and its affiliates to the amounts that would have been paid if the compensation and distribution structure which will be in effect after the consolidation had been in effect during the years presented below.

Compensation, Reimbursements and Distributions

To The Supervisor and its Affiliates

	2009		2010		2011		Three months ended March 31, 2012
Historical:
Distributions on account of participation interest		$255,473		$83,906		$83,906		$20,977
Distributions on account of overrides		245,121		7,380		7,380		1,845
Supervisory fee		24,000		102,000		183,266		46,633
Special supervisory fees		3,465		52,066		228,603		49,099
Real estate disposition fees		0		0		0		0
Distribution of net sales proceeds		0		0		0		0

Total Historical		$528,059		$245,352		$503,155		$118,554

Pro Forma:
Distributions on operating partnership units or shares of common stock Issuable in respect of participation interests and overrides	$		$		$		$
Distributions on shares of common stock issuable in respect of the management companies
Restricted stock
Salary, bonuses and reimbursements

Total Pro Forma	$		$		$		$

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PROPERTY OVERVIEW

Your subject LLC owns a fee interest in One Grand Central Place in New York. Information regarding the property as of December 31, 2011 is set forth below.

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
One Grand Central Place	Grand Central	1930 / In process					$48.61
Office Space			1,167,542	78.6%	$41,251,548	$44.95		299
Retail Space			68,343	87.9%	$5,424,110	$90.32		18

(1)	For more information regarding the status of ongoing renovations at certain of the company’s properties, see “The Company Business and Properties—Description of Our Properties” in the prospectus/consent solicitation.
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes 31,315 square feet of space attributable to building management use and tenant amenities.
(3)	Based on leases signed and commenced as of March 31, 2012 and calculated as (i) rentable square feet less available square feet divided by (ii) rentable square feet.
(4)	Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Annualized base rent for retail properties (including the retail space the property) is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Annualized base rent data for the company’s office and retail properties is as of March 31, 2012 and does not reflect scheduled lease expirations for the 12 months ended March 31, 2013.
(5)	Represents Annualized Base Rent under leases commenced as of March 31, 2012 divided by leased square feet.
(6)	Net effective rent per leased square foot represents (i) the contractual base rent for office and retail leases in place as of March 31, 2012, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of March 31, 2012.
(7)	Represents the number of leases at the property or on a portfolio basis. If a tenant has more than one lease, whether or not at the same property, but with different expirations, the number of leases is calculated equal to the number of leases with different expirations.

The property of your subject LLC is subject to mortgage in the principal amount, bearing interest rate and maturing as shown in the schedule below:

Property	Mortgage Principal as of March 31, 2012	Interest Rate	Maturity Date(1)
One Grand Central Place	$90,898,000	5.34% - 7.00%	11/05/14

(1)	Pre-payment is generally allowed for each loan upon payment of a customary pre-payment penalty.

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VOTING PROCEDURES FOR THE CONSOLIDATION PROPOSAL AND

THE THIRD-PARTY PORTFOLIO PROPOSAL

The prospectus/consent solicitation, together with this supplement, transmittal letter and consent form constitute the solicitation materials being distributed to you and the other participants to obtain your votes “FOR” or “AGAINST” your subject LLC’s participation in the consolidation and the third-party portfolio proposal.

Participants are being asked to vote on both the proposed consolidation and the third-party portfolio proposal. The participants holding the required percentage of the outstanding participation interests of your subject LLC must approve each proposal in order for such proposal to be approved by your subject LLC. If the consolidation is approved by your subject LLC and the consolidation is consummated, your subject LLC will consolidate with the company in the manner described in the prospectus/consent solicitation and in this supplement.

The consent form seeks your consent to the consolidation and the third-party portfolio proposal. Participants in each subject LLC will vote separately on whether or not to approve the consolidation and the third-party portfolio proposal. Accordingly, if you hold interests in more than one subject LLC, you must complete one consent form for each subject LLC in which you are a participant.

If you vote “FOR” the consolidation and your subject LLC participates in the consolidation, you effectively will be voting against the alternatives to the consolidation, other than a third-party portfolio transaction, unless you vote “AGAINST” the third-party portfolio proposal. These alternatives include continuation of your subject LLC and a sale of your subject LLC’s interest in the property and distribution of the net proceeds to participants.

You should complete and return the consent form before the expiration of the solicitation period, which is the time period during which participants may vote “FOR” or “AGAINST” the consolidation and the third-party portfolio proposal. The solicitation period will commence upon delivery of the solicitation materials to you which is on or about             .

Your consent form must be received by MacKenzie Partners, Inc. by 5:00 p.m. Eastern time on                     , 2012 unless the supervisor extends the solicitation period for one or more proposals. You can change your vote at any time before the later of the date that consents from participants holding the required percentage interest are received by your subject LLC and the 60th day after the date of this prospectus/consent solicitation. If you do not consent to the consolidation or the third-party portfolio proposal, as applicable, you may also change your vote to consent to the consolidation or the third-party portfolio proposal, as applicable, within ten days after receiving written notice that the required supermajority consent has been received, as described under “Overview—Vote required to approve the consolidation or third-party portfolio proposal.” You may call MacKenzie Partners, Inc. during the solicitation period to check whether or not the required supermajority consent has been received, or to confirm that your changed vote has been received.

A participant may withdraw or revoke his or her consent form, or change his or her vote, at any time before the later of the date that consents from participants holding the required percentage interest are received by your subject LLC and the 60th day after the date of the prospectus/consent solicitation. In addition, a participant that does not consent to (or who abstains from or does not vote with respect to) the consolidation or the third-party portfolio proposal, as applicable, may also change his or her vote to consent to the consolidation or the third-party portfolio proposal, as applicable, within ten days after the notice that the required supermajority consent has been received with respect to such proposal is sent, as described below. A participant can change his or her vote by sending to MacKenzie Partners, Inc., the vote tabulator, (i) a written statement that he or she would like to change his or her vote, or (ii) a new consent form. Either MacKenzie Partners, Inc. or the supervisor will send to the participant a written acknowledgment that the participant’s vote has been changed promptly following receipt of a changed vote. If a participant votes “AGAINST” the consolidation or the third-party portfolio

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proposal, “ABSTAINS” or does not submit a consent form and the supermajority consent of his or her participating group is received, the agent for his or her participating group will provide the written buyout notice, stating that such supermajority consent has been received to the participant following the expiration of the solicitation period, as the same may be extended.

The consents of each of the agents, who are the members of the subject LLCs, will become effective when they execute consents following receipt of the required consents of the participants. The consents of the participants in each participating group will become effective when the consents of the required number of participants are received, but not earlier than the time of completion of the procedure for buyouts and the 60th day after the beginning of the solicitation period.

The supervisor may extend on one or more occasions the solicitation period for one or more proposals for one or more subject LLCs without extending for other proposals or subject LLCs whether or not it has received approval for the consolidation proposal or the third-party portfolio proposal on expiration of the consent solicitation period.

If you do not submit a consent form, you will be counted as having voted “AGAINST” both the consolidation and the third-party portfolio proposal. If you submit a properly signed consent form but do not indicate how you wish to vote on the consolidation, the third-party portfolio proposal, or both, you will be counted as having voted “FOR” such proposal(s).

The consent form also includes a section which permits participants to elect whether to receive operating partnership units, Class A common stock and Class B common stock.

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CONSENT PROCEDURES FOR VOLUNTARY PRO RATA REIMBURSEMENT PROPOSAL

The consent form being distributed to you and the other participants also seeks to obtain your consent to the payment of a voluntary pro rata reimbursement to the supervisor and Peter L. Malkin, a principal of the supervisor for his or her pro rata share of all costs advanced, plus interest, incurred in connection with the legal proceedings required to remove and replace the former property manager and leasing agent.

If you return a signed consent form but fail to indicate whether you consent to or disapprove of the voluntary pro rata reimbursement program, you will be deemed not to have consented to the voluntary pro rata reimbursement program. If you fail to return a signed consent form by the end of the solicitation period, you will be deemed not to have consented to the voluntary pro rata reimbursement program.

The solicitation of consents for the voluntary pro rata reimbursement program will continue until the later of: (i)                              or (ii) such later date as the supervisor from time to time may select. At its discretion, the supervisor may elect to extend the solicitation period for such proposal. Any consent form will be effective provided that such consent form has been properly completed and signed if received by MacKenzie Partners, Inc., which the company hired to tabulate your votes, prior to 5:00 p.m. Eastern time, on                     , 2012, unless the supervisor extends the solicitation period for such proposal, and, in such case, the last day of such extended solicitation period.

Tabulation of Consents. An automated system administered by MacKenzie Partners, Inc. will tabulate the votes and consents. Abstentions will be tabulated with respect to the consolidation and other matters to be voted on. Abstentions will have the effect of a “DOES NOT CONSENT” vote with respect to the voluntary pro rata reimbursement program, as will the failure to return a consent form and broker nonvotes. Broker nonvotes are where a broker submits a consent but does not have authority to vote a participant’s participation interest in the proposal.

Revocability of Consent. You may withdraw or revoke your consent form at any time before the 60th day after the date of the prospectus/consent solicitation. A participant can withdraw or revoke his or her consent form by sending to MacKenzie Partners, Inc., the vote tabulator, (i) a written statement that he or she would like to withdraw or revoke his or her consent form, or (ii) a new consent form. Either MacKenzie Partners, Inc. or the supervisor will send to the participant a written acknowledgment that the participant’s consent has been changed promptly following receipt of a changed consent. You may call MacKenzie Partners, Inc. during the solicitation period to confirm that your changed vote has been received.

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U.S. FEDERAL INCOME TAX CONSIDERATIONS

Certain U.S. federal income tax considerations relating to the consolidation are discussed in the prospectus/consent solicitation under the heading “U.S. Federal Income Tax Considerations.”

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CONTRIBUTION AGREEMENT

by and among

60 East 42nd St. Associates L.L.C.,

Empire State Realty OP, L.P.

and

Empire State Realty Trust, Inc.

Dated as of [                    ], 201[    ]

i

ii

EXHIBITS

A	Contributing Entities, Contributed Properties and Property Interests

B	Form of Contribution and Assumption Agreement

C	Form of Existing Loan Indemnity Agreement

D	Form of Tenant Estoppel

E	Form of Release

F	Form of Bargain and Sale Deed

G	Form of Lock-Up Agreement

H	Form of Articles

SCHEDULES

1.4	Excluded Assets

1.6	Excluded Liabilities

1.8	Calculation of Contributor Value

1.9	Capital Expenditures

iii

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (including all exhibits, hereinafter referred to as this “Agreement”) is made and entered into as [                    ], 201[    ] (the “Effective Date”) by and among Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”) and 60 East 42nd St. Associates L.L.C., a New York limited liability company (the “Contributor”). Terms used but not defined shall have the meanings ascribed to them in Section 7.1.

RECITALS

A.    The Operating Partnership desires to consolidate the ownership of (i) a portfolio of real properties (the “Contributed Properties”) owned by Contributor and other contributors (the “Other Contributors” and together with Contributor, the “Contributing Entities”) and (ii) Malkin Holdings LLC, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc. and Malkin Construction Corp. (collectively, the “Management Companies”), subject to the approval of the owners of the Contributing Entities and the Management Companies, through a series of transactions (the “Formation Transactions”) whereby the Operating Partnership intends to acquire, directly or indirectly, the right, title and interests (including fee interest, ground leasehold interests and operating leasehold interests, as applicable) of the Contributing Entities in the Contributed Properties as indicated on Exhibit A (the “Property Interests”). The Operating Partnership also desires to have an option to acquire the interests (the “Optional Property Interests”) owned by certain private entities (the “Optional Contributing Entities”) in the real properties (the “Optional Contributed Properties”) as indicated on Exhibit A, which may be exercised only after the final resolution of certain ongoing litigation with respect to the Optional Contributed Properties.

B.    The Formation Transactions will occur in conjunction with the proposed initial public offering (the “IPO”) of the Class A Common Stock of the Company, par value $0.01 per share (the “Class A Common Stock”). The Company will operate as a self-administered and self-managed real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”) and is the sole general partner of the Operating Partnership.

C.    Contributor is the holder of the Property Interest in the property known as One Grand Central Place (the “Property”) as indicated on Exhibit A.

D.    Contributor desires to, and the Operating Partnership desires Contributor to, contribute to the Operating Partnership, all of Contributor’s Property Interest, free and clear of all Liens (other than Permitted Encumbrances), in exchange for Series 60 limited partnership interests (the “OP Units”) in the Operating Partnership, shares of Class A Common Stock and/or shares of Class B Common Stock of the Company, par value $0.01 per share (the “Class B Common Stock,” together with the Class A Common Stock, the “Common Stock”) on the terms and subject to the conditions set forth in this Agreement (the “Consolidation Transaction”).

E.    Subject to the conditions set forth in this Agreement, Contributor will distribute the OP Units, the Class A Common Stock and/or the Class B Common Stock received in connection with the Consolidation Transaction to the holders of member, partner or profits interests (including the override interests currently held by the Supervisor or its successors), as applicable, of Contributor, and to the extent any member or partner is an agent for participants, such member or partner will distribute the consideration received to its participants, in accordance with the applicable Organizational Documents of Contributor and the elections made by such members, partners or participants, after taking into account the allocation to the Supervisor, its successors or other persons in respect of its distributions on its override interests. A holder of an override interest or a Participation Interest, as applicable, in a Contributing Entity is referred to in this Agreement individually as a “Participant” and collectively as the “Participants.”

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F.    The parties acknowledge that the Operating Partnership’s (i) acquisition of the Contributed Assets and the Assumed Agreements and (ii) assumption of the Assumed Liabilities is subject to the conditions set forth in this Agreement. Additionally, it is understood that the Operating Partnership or a Subsidiary thereof may acquire the Optional Property Interests and may acquire interests in additional properties with the proceeds of the IPO or otherwise.

G.    The parties acknowledge that in connection with the Formation Transactions, Anthony E. Malkin, Scott D. Malkin and Cynthia M. Blumenthal (the “Principals”), pursuant to that separate agreement among the Principals, the Company and the Operating Partnership (the “Representation, Warranty and Indemnity Agreement”), will indemnify, to the extent set forth therein, the Operating Partnership and the Company with respect to the breach of certain of the representations and warranties set forth in such agreement. Pursuant to a separate agreement among Anthony E. Malkin, Peter L. Malkin, the Company and/or the Operating Partnership (the “Tax Protection Agreement”), Anthony E. Malkin, Peter L. Malkin and each of their spouses and lineal descendents and those of Lawrence A. Wien (including spouses of such descendents), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing, certain other Affiliates and related parties of any of the foregoing, and a Participant in a privately-held Contributing Entity will receive protection from certain potential Tax consequences that could arise from transactions that may occur following the Formation Transactions.

H.    Pursuant to a Contribution Agreement entered into as of November 28, 2011, between the Company, the Operating Partnership and certain Persons affiliated with the Malkin Family Group (including the Supervisor) (individually, a “Malkin Family Contributor” and collectively, the “Malkin Family Contributors”), the Malkin Family Contributors agreed to contribute certain interests in the Contributor and certain of the Other Contributors to the Operating Partnership in exchange for OP Units and shares of Class B Common Stock of the Company, par value $0.01 per share (“Class B Common Stock”).

I.    Whereas, (i) the Company and the Operating Partnership have entered into separate contribution agreements with certain Participants in Contributor (the “Charitable Participants”) and the direct and indirect holders of the equity interests in such Charitable Participants, whereby each of the Company and the Operating Partnership has agreed to acquire immediately prior to the Closing hereunder from such Charitable Participants or such holders or transferees thereof that are Charitable Organizations (“Sellers”) the equity interests in such Charitable Participant or its Participation Interest, (ii) pursuant to such separate contribution agreements, the Operating Partnership will pay to the applicable Seller or its designee with respect to each such Charitable Participant the consideration under the applicable separate contribution agreement (which will be equal to the consideration such Charitable Participant would have been allocated and entitled to receive pursuant to the terms of this Agreement had it remained a Participant in Contributor, increased in certain cases by additional consideration relating to certain Participants’ exemption from New York City real estate transfer taxes applicable to the transfer) and will acquire the applicable Participation Interest or equity interests in each Charitable Participant, as the case may be, and (iii) after such acquisition, distributions from Contributor will be made in respect of the Participation Interests directly and indirectly transferred thereby, and the Company and/or the Operating Partnership, as the owner(s) of such Charitable Participants or Participation Interests, as the case may be, will be entitled to such distributions, except that each will assign to the applicable Seller the rights to receive distributions in respect of such Participation Interests as set forth in such separate contribution agreements.

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NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual undertakings set forth below, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

TERMS OF AGREEMENT

ARTICLE 1.

CONTRIBUTION

Section 1.1    Contribution of Property Interest and Other Assets. At the Closing and subject to the terms and conditions contained in this Agreement, Contributor shall contribute, transfer, assign, convey and deliver to the Operating Partnership, and the Operating Partnership shall acquire and accept the following (other than Excluded Assets): (a) its Property Interest in the Property together with all easements and other rights appurtenant thereto and (b) all right, title and interest held directly or indirectly by Contributor in (i) all Fixtures and Personal Property related to the Property, if any, (ii) all intangible personal property now or hereafter used in connection with the operation, ownership, maintenance, management or occupancy of the Property, if any (together with the Fixtures and Personal Property the “Contributed Assets”) and (iii) all agreements and arrangements related to the Property, if any, to which Contributor is a party, directly or indirectly, including without limitation, (A) all leases, licenses, tenancies, possession agreements and occupancy agreements (excluding subleases entered into by tenants of the Property, as sublandlord, if any) (“Leases”), if any, (B) all service, equipment, franchise, operating, management, parking, supply, utility and maintenance agreements relating to the Property (in each case, other than such agreements entered into by tenants, if any) and (C) all other agreements to which Contributor is a party (all such agreements, collectively, the “Assumed Agreements”), in each case unless specified as an Excluded Asset in this Agreement and, in each case, free and clear of any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), other charge or security interest or any preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Lien), other than Permitted Encumbrances. The contribution of the Contributed Assets and the Assumed Agreements, if any, and the assumption of all obligations thereunder, shall be evidenced by the Contribution and Assumption Agreement in the form attached hereto as Exhibit B (the “Contribution and Assumption Agreement”).

Section 1.2    Designation of Assignee. The Company and the Operating Partnership reserve the right, by written notice to Contributor, to reallocate the Property Interest and any other Contributed Assets slated for acquisition by the Operating Partnership in the Consolidation Transaction, such that the Property Interest and any such Contributed Assets will instead be contributed to and acquired by the Company or any Subsidiary of the Company or the Operating Partnership and such entity will assume the obligations of the Operating Partnership under this Agreement (including all liabilities related to the Contributed Assets and Assumed Agreements); provided that such reallocation does not adversely affect the Tax treatment of the Consolidation Transaction contemplated herein to any party hereto.

Section 1.3    Alternate Transaction. In the event that the Operating Partnership determines that a structure change is necessary, advisable or desirable, the Operating Partnership, may elect, in its sole and absolute discretion, to effect an Alternate Transaction, provided that the Requisite Consent would be sufficient to approve such Alternate Transaction. In such event, Contributor (i) hereby agrees and consents to such election without the need for the Operating Partnership to seek any further consent or action from Contributor or any Participant in Contributor and (ii) shall, and to the extent practicable, shall cause its Participants and, if applicable, its Subsidiaries to, enter into and perform any agreements as shall be necessary to consummate such Alternate Transaction. Notwithstanding the foregoing, the Supervisor (on behalf of Contributor) may elect, in its sole discretion, to effect an actual or de facto recapitalization of the Contributor provided that such recapitalization does not change the consideration a Participant in Contributor would receive or the anticipated Tax consequences of the Consolidation Transaction to a Participant in Contributor.

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Section 1.4    Excluded Assets. Notwithstanding the foregoing, the parties expressly acknowledge and agree that all assets and properties of Contributor set forth on Schedule 1.4 shall be deemed “Excluded Assets” and not be contributed, transferred, assigned, conveyed or delivered to the Operating Partnership pursuant to this Agreement, and the Operating Partnership shall not have any rights or obligations with respect thereto. On or prior to the Closing, Contributor must distribute to its Participants all of its cash (excluding from distributable cash (a) any reserves on deposit with lenders for escrow accounts, (b) amounts attributable to prepayments of more than thirty-five (35) days of rent, management fees, other income streams or expense reimbursements, (c) amounts held by Contributor as security deposits or amounts otherwise required to be reserved by Contributor pursuant to existing agreements with third parties and (d) cash in addition to the foregoing, if any, required to maintain a normalized level (as determined in good faith by the Supervisor) of Net Working Capital of Contributor (determined based on the most recent quarterly financial statement of Contributor)) to its Participants in accordance with the provisions of the applicable Organizational Documents of Contributor (such assets being deemed part of the definition of “Excluded Assets”); provided, however, that other than the distributions by Contributor and actions taken in connection with the Consolidation Transaction, Contributor has not since the date hereof taken, and shall not take, any action other than actions in the ordinary course consistent with past practice to increase current assets or reduce current liabilities, including by increasing long-term liabilities, decreasing long-term assets, changing reserves or otherwise. The Operating Partnership agrees and acknowledges that none of the Excluded Assets, nor any right, title or interest of Contributor or any Participant therein, shall be deemed to constitute a part of the assets and liabilities contributed to the Operating Partnership, and that such assets and liabilities will be retained by Contributor at the Closing. The Operating Partnership agrees and acknowledges that Contributor must transfer or distribute the Excluded Assets to its Participants at any time and from time to time prior to or after the Closing and no such transfer or distribution shall be deemed to violate or breach any provision under this Agreement or any other documents contemplated hereby.

Section 1.5    Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Operating Partnership shall assume from Contributor (or acquire the Property Interest subject to) and thereafter pay, perform or discharge in accordance with their terms all of the liabilities of Contributor other than the Excluded Liabilities, if any (the “Assumed Liabilities”).

Section 1.6    Excluded Liabilities. Notwithstanding the foregoing, the parties expressly acknowledge and agree that neither the Company nor the Operating Partnership shall assume or agree to pay, perform or otherwise discharge (and shall not acquire the Property Interest subject to) any liabilities, obligations or other expenses of Contributor as to the liabilities of Contributor set forth on Schedule 1.6 or arising out of or relating to the Excluded Assets (the “Excluded Liabilities”), and such Excluded Liabilities shall not be contributed, transferred, assigned, conveyed or delivered to the Company or the Operating Partnership pursuant to this Agreement or deemed to be acquired by the Company or Operating Partnership with the Property Interest and neither the Company nor the Operating Partnership shall have any rights or obligations with respect thereto.

Section 1.7    Existing Loans.

(a)    The Property is encumbered with certain financing as set forth on Section 3.3(q) of the Disclosure Letter (each an “Existing Loan” and collectively the “Existing Loans”). Such notes, mortgages, deeds of trust and all other documents or instruments evidencing, governing or securing such Existing Loans, including any financing statements, and any amendments, consolidations, restatements, modifications and assignments of the foregoing, shall be referred to, collectively, as the “Existing Loan Documents.” Each Existing Loan shall be considered a “Permitted Encumbrance” for purposes of this Agreement. With respect to each Existing Loan, the Operating Partnership at its election shall either (i) assume the Existing Loan at the Closing (subject to obtaining any necessary consents from the lender related to such Existing Loan (in each case a “Lender” and collectively the “Lenders”) prior to Closing), (ii) take title to the Property Interest subject to the lien of the applicable Existing Loan Documents or (iii) cause the Existing Loan to be refinanced or repaid in connection with the Closing; provided, however, that if the Operating Partnership elects to proceed under clauses (i) or (ii) of this sentence with respect to an Existing Loan, the Operating

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Partnership nonetheless, at its sole discretion, may cause such Existing Loan to be refinanced or repaid after the Closing. Contributor acknowledges that, from the date of the initial filing of the registration statement on Form S-11 (the “Initial Filing Date”) in connection with the IPO, it shall use its commercially reasonable efforts to facilitate (or, in the case that Contributor is not the borrower under such Existing Loan under which the Property is mortgaged, cooperate with the borrower under each Existing Loan to), within ninety (90) days from the Initial Filing Date, the consent of the Lender to the assumption of each such Existing Loan by the Operating Partnership or any of its Subsidiaries which the Operating Partnership or any of its Subsidiaries intends to assume at the Closing. In addition, Contributor and the Operating Partnership shall use commercially reasonable efforts to cause each Lender related to those Existing Loans which the Operating Partnership intends to assume or take subject to at the Closing, at or before the Closing, to deliver evidence of such Lender’s release of Contributor, the Principals and each of their respective Affiliates from any liability in respect of obligations first arising on or after the Closing Date pursuant to any recourse obligations, guarantees, indemnification agreements, letters of credit posted as security or other similar obligations (the “Existing Loan Release”). In the absence of such Existing Loan Release, at or before the Closing, the Operating Partnership shall enter into an indemnification agreement in substantially the form attached hereto as Exhibit C (the “Existing Loan Indemnity Agreement”) with respect to any obligation under the Existing Loan Documents of Contributor, each of the Principals and each of their respective Affiliates.

(b)    In connection with the assumption of each Existing Loan or the taking of title to the Property Interest subject to the lien of the applicable Existing Loan Documents at the Closing or refinancing or payoff of an Existing Loan or release of any mortgage encumbering the Property after the Closing, as applicable, the Operating Partnership shall bear and be responsible for any assumption fee or prepayment premium, or other penalty or charge assessed by the applicable Lender pursuant to the Existing Loan Documents and associated with such assumption, refinancing or payoff prior to maturity or release, as applicable, and all other fees, charges, costs and expenses of any nature whatsoever, including without limitation, reasonable attorneys’ fees, incurred by or on behalf of Contributor in connection therewith (collectively, “Existing Loan Fees”), and shall indemnify and hold harmless Contributor, the Principals and each of their respective Affiliates from and against any liability under the Existing Loans arising from and after the Closing (including by reason of the failure to have obtained any necessary consents from each applicable Lender prior to Closing) and any Existing Loan Fees. Nothing contained in this Agreement shall preclude the Operating Partnership from reducing or increasing the indebtedness secured by the Property Interest below or above the amount outstanding on the Existing Loans in connection with any refinancing which may occur concurrently with or after Closing. Contributor shall use commercially reasonable efforts along with the Operating Partnership in seeking to obtain approval of the assumption of an Existing Loan or in beginning the process for any refinancing or a payoff of an Existing Loan (such as, without limitation, requesting a payoff statement and estoppel from the holder(s) of such Existing Loan), as applicable. Nothing contained in this Agreement shall be deemed to affect any limitation on the Operating Partnership’s ability to reduce the amount of indebtedness secured by the Property Interest pursuant to the terms of the Tax Protection Agreement.

Section 1.8    Consideration.

(a)    On the Closing Date, the Operating Partnership shall, in exchange for the transfer of the Property Interest and the other Contributed Assets, and the assumption of the Assumed Liabilities and the Assumed Agreements of Contributor to the Operating Partnership, issue to Contributor a number of OP Units, transfer to Contributor a number of shares of Class A Common Stock and/or shares of Class B Common Stock with an aggregate value equal to Contributor’s “Value” (as determined in accordance with Schedule 1.8) (such amount being Contributor’s “Total Consideration”). The number of OP Units, Common Stock and/or shares of Class B Common Stock to be allocated to Contributor shall be determined in accordance with its Participants’ election of OP Units, shares of Class A Common Stock and/or shares of Class B Common Stock pursuant to Contributor’s Prospectus/Consent Solicitation Statement (the “Consent Solicitation”) to be provided to each Participant in Contributor to consent to the Consolidation Transaction.

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(i)    As soon as practicable after the Closing Date, the Contributor shall distribute to its Participants, including the Operating Partnership with respect to Participation Interests and overrides contributed to the Operating Partnership by the Malkin Family Contributors, the OP Units, shares of Class A Common Stock and/or shares of Class B Common Stock to which they are entitled pursuant to this Agreement, the applicable Organizational Documents and the Consent Solicitation. Under and subject to the terms of the Consent Solicitation, each Participant in Contributor may be offered the right to elect to receive as a distribution in respect of its Participation Interests upon the consummation of the Consolidation Transaction and the closing of the IPO, instead of all or any portion of the OP Units attributable to it, (A) an equal number of shares of Class A Common Stock, (B) one share of Class B Common Stock for every 50 OP Units such Participant would otherwise receive in the Consolidation Transaction (i.e., such Participant would receive one share of Class B Common Stock and 49 OP Units) or (C) a combination of the foregoing, subject to the limitations set forth in the Consent Solicitation. The number of shares of OP Units to be allocated to Contributor would be reduced by the number of shares of Class A Common Stock and shares of Class B Common Stock to be received by Contributor on behalf of its Participants in lieu of OP Units.

(ii)    No fractional OP Units or shares of Common Stock shall be issued to a Participant pursuant to this Agreement. If aggregating all OP Units or shares of Common Stock that a Participant in Contributor otherwise would be entitled to receive as a result of the Consolidation Transaction would require the issuance of a fractional OP Units or a fractional share of Common Stock, in lieu of such fractional OP Unit or fractional share of Common Stock, the Participant shall be entitled to receive one OP Unit or one share of Common Stock for each fractional OP Unit or share of Common Stock of 0.50 or greater. Neither the Operating Partnership nor the Company will issue an OP Unit or share of Common Stock for any fractional share OP Unit or Common Stock of less than 0.50.

(iii)    As soon as practicable following the determination of the IPO Price and prior to the Closing, all calculations relating to Contributor’s Total Consideration shall be performed in good faith by, or under the direction of, the Company and the Operating Partnership, and, absent manifest error, shall be final and binding upon Contributor and its Participants.

(b)    The parties acknowledge that the transfer to Contributor (for distribution to its Participants) pursuant to this Section 1.8 of (i) OP Units shall be evidenced by an amendment (the “Amendment”) to the OP Agreement admitting Participants receiving OP Units hereunder as limited partners of the OP Partnership and (ii) Common Stock shall be evidenced through the electronic registration of such Common Stock with the Depository Trust Company, a New York corporation (“DTC Registered REIT Stock”), in such names as Contributor shall direct, based on instructions from its Participants receiving shares of Common Stock hereunder, except that the Class B Common Stock may be evidenced in a different form to be determined by the Company. Each Participant in Contributor that will receive OP Units shall be instructed to execute, in connection with its consent to the transactions contemplated by this Agreement, an agreement to become a party to and be bound by the OP Agreement. Contributor may withhold distribution of any OP Units to any of its Participants until such Participant executes an agreement to become a party to and be bound by the OP Agreement.

(c)    On the Closing Date:

(i)    The Total Consideration shall be increased by the amount by which any Net Working Capital (determined based on the most recent quarterly financial statement of Contributor) remaining after the cash distributions to Participants in Contributor described in Section 1.4 exceeds the normalized level of Net Working Capital for Contributor, as determined in good faith by the Supervisor.

(ii)    The Total Consideration shall be decreased by the amount by which any Net Working Capital (determined based on the most recent quarterly financial statement of Contributor) remaining after the cash distributions to Participants in Contributor described in Section 1.4 is less than the normalized level of Net Working Capital for Contributor, as determined in good faith by the Supervisor.

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Section 1.9    Tax Treatment.

(a)    So long as some portion of the Total Consideration is in the form of OP Units, the parties intend and agree that the Consolidation Transaction, for U.S. federal income tax purposes, shall constitute an “assets over” partnership merger within the meaning of Treasury Regulation Section 1.708-1(c)(3)(i) and, as a result, that (i) any distribution of Common Stock to a Participant in Contributor who receives solely Common Stock in the Consolidation Transaction shall be treated as a sale by such Participant of its Participation Interest in Contributor and a purchase by the Operating Partnership of such Participation Interest for the Common Stock received by such Participant in accordance with Treasury Regulation Section 1.708-1(c)(4) and (ii) any distribution of Common Stock to a Participant in Contributor who receives a combination of OP Units and Common Stock in the Consolidation Transaction shall be treated (a) as a reimbursement of capital expenditures under Treasury Regulation Section 1.707-4(d), to the extent that the fair market value of such Common Stock does not exceed such Participant’s proportionate share of the capital expenditures of the Contributor as of the Closing Date to be specified on Schedule 1.9 (which shall be provided on or prior to the Closing Date) and (b) as a sale by such Participant of its Participation Interest in Contributor and a purchase by the Operating Partnership of such Participation Interest in accordance with Treasury Regulation Section 1.708-1(c)(4), to the extent (if any) that the fair market value of such Common Stock exceeds such Participant’s proportionate share of the capital expenditures of the Contributor as of the Closing Date to be specified on Schedule 1.9 (which shall be provided on or prior to the Closing Date). At or prior to the Closing Date, the parties will agree to a revision of Schedule 1.9 reflecting the capital expenditures that each Contributing Entity will have incurred as of the Closing Date. Each such Participant who accepts such Common Stock explicitly agrees to the treatment described in the preceding clauses (i) and (ii) as a condition to receiving such Common Stock. The portion of any transfer, assignment and exchange of Property Interests for OP Units by Contributor effectuated pursuant to this Agreement shall constitute a “Capital Contribution” by Contributor to the Operating Partnership pursuant to Article IV of the OP Agreement and is intended to be treated, for U.S. federal income tax purposes, as a contribution to a partnership pursuant to Section 721 of the Code.

(b)    Contributor and the Operating Partnership hereby agree to the U.S. federal income tax treatment described in this Section 1.9, and Contributor and the Operating Partnership shall not maintain a position on their respective U.S. federal income tax returns or otherwise that is inconsistent therewith.

(c)    The Company and the Operating Partnership shall be entitled to deduct and withhold from any portion of the Total Consideration to be distributed to a Participant in Contributor such amount as it is required to deduct and withhold from such payment under the Code or any provision of U.S. federal, state, local or foreign Tax Law. To the extent that amounts are withheld by the Company or the Operating Partnership, such amounts shall be treated for all purposes of this Agreement as having been paid to such Participant or Contributor in respect of which such deduction and withholding was made by the Company or the Operating Partnership.

Section 1.10    Term of Agreement. If the Closing does not occur by December 31, 2014 or such earlier time as the Company determines not to proceed with the IPO (the “Termination Date”), this Agreement shall be deemed terminated and shall be of no further force and effect and none of the Company, the Operating Partnership or Contributor shall have any further obligations hereunder except as specifically set forth in this Agreement.

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ARTICLE 2.

CLOSING

Section 2.1    Conditions Precedent.

(a)    Condition to Each Party’s Obligations. The obligations of each party to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver of the following conditions:

(i)    The requisite consent of the Participants in Contributor as set forth on Section 3.3(l) of the Disclosure Letter (the “Requisite Consent”) approving the Consolidation Transaction shall have been obtained. This condition may not be waived by any party;

(ii)    The Company’s registration statement on Form S-11 to be filed after the date hereof with the Securities and Exchange Commission (the “SEC”) shall have become effective under the Act. This condition may not be waived by any party;

(iii)    The Company’s registration statement on Form S-11 shall not be the subject of any stop order or proceeding by the SEC seeking a stop order;

(iv)    The Company’s registration statement on Form S-4 shall not be the subject of any stop order or proceeding by the SEC seeking a stop order;

(v)    The Company shall have received, substantially concurrently with Closing hereunder, the gross proceeds from the IPO less total Underwriting Discount. This condition may not be waived by any party;

(vi)    The consent of the Lenders to the assumption by the Operating Partnership or any of its Subsidiaries of those Existing Loans by the Operating Partnership or any of its Subsidiaries which the Operating Partnership or any of its Subsidiaries intends to assume at the Closing or to the taking of title to the Property Interest subject to the lien of the applicable Existing Loan Documents, as the case may be;

(vii)    All necessary consents and approvals of Governmental Authorities or third parties (other than the Lenders) for Contributor to consummate the transactions contemplated hereby (except for those the absence of which would not have a material adverse effect on the ability of Contributor to consummate the transactions contemplated by this Agreement) shall have been obtained and to the extent the consent or approval of the ground lessor of the Property is required for Contributor to consummate the transactions contemplated hereby, such consent or approval shall have been obtained without qualification as to materiality;

(viii)    No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment or restraining order shall have been enacted, issued, entered, promulgated or enforced by any court of competent jurisdiction or Governmental Authority that prohibits the consummation of the transactions contemplated hereby (which condition may not be waived by any party), nor shall any proceeding brought by a Governmental Authority of competent jurisdiction be pending that seeks the foregoing;

(ix)    The closing of the contributions with respect to Empire State Building Company L.L.C. and Empire State Building Associates L.L.C. pursuant to the Formation Transactions shall have occurred simultaneously with the Closing; and

(x)    The IPO Closing (as defined herein) shall have occurred simultaneously with the Closing (or the Closing shall occur prior to, but conditioned upon the immediate subsequent occurrence of, the IPO Closing) and the Class A Common Stock and OP Units shall have been approved for listing on the New York Stock Exchange or another national securities exchange, subject only to official notice of issuance. This condition may not be waived by any party.

(b)    Conditions to Obligations of the Company and the Operating Partnership. The obligations of the Company and Operating Partnership to effect the transactions contemplated hereby shall be subject to the

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satisfaction or waiver of the following conditions (it being understood that the provisions of Section 2.1(a) and this Section 2.1(b) shall be the only conditions to the obligations of the Company and the Operating Partnership and that, without limiting Contributor’s duties, covenants or obligations expressed elsewhere in this Agreement, the provisions of Section 2.1(a) and this Section 2.1(b) shall be only conditions to Closing and shall not independently create any additional covenants on the part of Contributor):

(i)    Except as would not have a Material Adverse Effect (as defined in clause (i) of such defined term), the representations and warranties of Contributor contained in this Agreement, as well as those of the Principals contained in the Representation, Warranty and Indemnity Agreement, shall be true and correct at the Closing Date as if made again at that time (except to the extent that any representation or warranty speaks as of an earlier date, in which case it must be true and correct only as of that earlier date);

(ii)    Contributor shall have performed in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(iii)    Subject to the provisions of Article 6, there shall not have occurred between the date hereof and the Closing Date any material adverse change in the assets, business, financial condition or results of operation of Contributor and its Subsidiaries and the Property, taken as a whole. It is understood that no material adverse change shall occur by reason of general economic conditions or economic conditions affecting the real estate market generally;

(iv)    [Intentionally Omitted];

(v)    There shall not have been a bankruptcy or similar insolvency proceeding with respect to Contributor; provided that the Company and the Operating Partnership shall have the right to elect to proceed with any Formation Transaction with respect to any Other Contributor that is not the subject of such proceeding;

(vi)    Contributor, directly or through the Attorney-in-Fact, shall have executed and delivered to the Operating Partnership the documents to which it is a party which are required to be delivered pursuant to Sections 2.3 and 2.4 hereof;

(vii)    A reputable title insurance company as selected by the Supervisor (the “Title Company”) shall have irrevocably issued a Title Policy to the Operating Partnership or a Subsidiary thereof, as fee owner of the Property, effective as of the Closing, with respect to the Property containing exceptions only for Permitted Encumbrances;

(viii)    Contributor shall have used commercially reasonable efforts to deliver to the Operating Partnership estoppel certificates from (A) the tenants leasing at least ten percent (10%) of space within the Property (the “Tenant Estoppels”) which estoppels shall be substantially in the form of Exhibit D, or otherwise in the form required under such tenants’ respective Lease, and (B) any third-party ground lessors with respect to the Property (the “Ground Lease Estoppels”), which estoppels shall be in form and substance reasonably satisfactory to the Operating Partnership;

(ix)    Anthony E. Malkin, Peter L. Malkin, the Company and the Operating Partnership shall have entered into the Tax Protection Agreement; and

Any or all of the foregoing conditions may be waived by the Operating Partnership (on its behalf and on behalf of the Company) in its sole and absolute discretion.

(c)    Conditions to Obligations of Contributor. The obligations of Contributor to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver of the following conditions (it being understood that the provisions of Section 2.1(a) and this Section 2.1(c) shall be the only conditions to the obligations of Contributor and that, without limiting any of the Company’s or the Operating Partnership’s

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duties, covenants or obligations expressed elsewhere in this Agreement, the provisions of Section 2.1(a) and this Section 2.1(c) shall be only conditions to Closing and shall not independently create any additional covenants of the Company or the Operating Partnership):

(i)    Except as would not have a Material Adverse Effect (as defined in clause (ii) of such defined term), the representations and warranties of each of the Operating Partnership and the Company contained in this Agreement shall be true and correct at the Closing Date as if made again at that time (except to the extent that any representation or warranty speaks as of an earlier date, in which case it must be true and correct only as of that earlier date);

(ii)    The Company and the Operating Partnership shall have performed in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date; and

(iii)    The Company and the Operating Partnership each shall have executed and delivered to Contributor the documents required to be delivered pursuant to Sections 2.3 and 2.4 hereof.

Section 2.2    Time and Place; Closing, Closing and IPO Closing. Unless this Agreement shall have been terminated pursuant to Section 1.10, and subject to the satisfaction or waiver of the conditions in Section 2.1, the closing of the transactions contemplated hereunder (the “Closing” or “Closing Date”) shall occur concurrently with (or prior to, but conditioned upon the immediate subsequent occurrence of) the IPO Closing. The Closing shall take place at the offices of Clifford Chance US LLP or such other place as determined by the Company in its sole discretion. The date, time and place of the consummation of the IPO, which shall occur concurrently with or immediately following the Closing, shall be referred to in this Agreement as the “IPO Closing.”

Section 2.3    Closing Deliveries. On the Closing Date, the parties shall make, execute, acknowledge and deliver, or cause to be made, executed, acknowledged and delivered, through the Power of Attorney or the Attorney-in-Fact (described in Article 5 hereof), the legal documents and items required to be executed or delivered in connection with the Closing (collectively the “Closing Documents”) to which it is a party or for which it is otherwise responsible that are necessary to carry out the intention of this Agreement and the other transactions contemplated to take place in connection therewith. The Closing Documents and other items to be delivered at the Closing shall be the following:

(a)    The Contribution and Assumption Agreement in the form attached hereto as Exhibit B;

(b)    The OP Agreement and the Articles;

(c)    The Amendment or other evidence of the transfer of OP Units to Contributor and by Contributor to its Participants;

(d)    Evidence of the DTC Registered REIT Stock, which shall bear substantially the legend set forth in the Articles or a written statement of information that the Company will furnish a full statement about certain restrictions on transferability to a stockholder as set forth in the Articles on request and without charge;

(e)    An affidavit from Contributor (or, if Contributor is a disregarded entity within the meaning of Section 1.1445-2(d)(2)(iii), the sole owner of Contributor for such purposes) of non-foreign status satisfying the requirements of Treasury Regulations section 1.1445-2(b)(2);

(f)    The release executed by Operating Partnership and the Company in favor of the employees and Affiliates of the Supervisor in the form attached hereto as Exhibit E;

(g)    A copy of the most recent as-built survey of the Property, if any;

(h)    Any other documents that are in the possession of Contributor or which can be obtained through Contributor’s reasonable efforts which are reasonably requested by the Company or the Operating Partnership or that are reasonably necessary or desirable to assign, transfer, convey, contribute and deliver

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the Property Interest of Contributor directly, free and clear of all Liens (other than the Permitted Encumbrances) and effectuate the transactions contemplated hereby, including, without limitation, and only to the extent applicable, grant deeds (if transferred directly), assignments of ground leases, air space leases and space leases, bills of sale, general assignments and all state and local transfer Tax returns and any filings with any applicable governmental jurisdiction in which the Operating Partnership is required to file its partnership documentation or the recording of deeds or other Property Interest transfer documents is required;

(i)    An assignment of a bargain and sale deed in substantially the form attached as Exhibit F, or in such form as is customary in the applicable jurisdiction which the Title Company shall require in order to issue the Title Policies;

(j)    A standard owner’s affidavit executed by Contributor to the extent necessary to enable the Title Company to issue to the Operating Partnership or its Subsidiary, effective as of the Closing, with respect to the Property, either (i) an ALTA extended coverage owner’s or leasehold policy of title insurance (in current form), with such endorsements thereto as the Operating Partnership may reasonably request (including, without limitation, non-imputation endorsements) or (ii) such endorsements to the currently held owner’s or leasehold policy of title insurance for the Property as the Operating Partnership may reasonably request (including, without limitation, date-down, “Fairway” and co-insurance endorsements), in either event with coverage for the Property equal to the an amount reasonably acceptable to the Operating Partnership, and with a tie-in endorsement with respect to all Contributed Properties located in any state for which such tie-in endorsements can be issued for an owner’s or leasehold policy of title insurance, and levels of reinsurance for the Property as reasonably acceptable to the Operating Partnership, insuring fee simple and/or leasehold title (as applicable) to all real property and improvements comprising the Property in the name of the Operating Partnership (or a Subsidiary thereof, as the Operating Partnership may designate), subject only to the Permitted Encumbrances (collectively, the “Title Policies”);

(k)    The Operating Partnership and the Company on the one hand and Contributor on the other hand shall provide to the other a certified copy of all appropriate corporate resolutions or partnership or limited liability company actions authorizing the execution, delivery and performance by the Operating Partnership and the Company (if so requested by Contributor) and Contributor (if so requested by the Operating Partnership or the Company) of this Agreement, any related documents and the documents listed in this Section 2.3;

(l)    Any Tenant Estoppels, any Ground Lease Estoppels and any other tenant estoppel certificates, in each case, to the extent obtained by the Contributor in accordance with Section 2.1(b)(viii);

(m)    The Operating Partnership and the Company on the one hand and Contributor on the other hand shall provide to the other a certification regarding the accuracy in all material respects of each of their respective representations and warranties in this Agreement at the Closing Date (except to the extent that any representation or warranty speaks as of an earlier date, in which case it must be true and correct only as of that earlier date and except for such representations and warranties that are qualified by materiality or Material Adverse Effect, which representations and warranties shall be certified as being accurate in all respects);

(n)    Any books, records and Organizational Documents relating to Contributor that are in the possession of Contributor or which can be obtained through Contributor’s reasonable efforts;

(o)    (i)    All documents reasonably required by a Lender in connection with the assumption or prepayment of an Existing Loan at or prior to Closing and (ii) the Existing Loan Release or the Existing Loan Indemnity Agreement in substantially the form attached hereto as Exhibit C (unless such Existing Loans are repaid at or prior to Closing), as applicable, in each case, duly executed by the applicable party; and

(p)    An assignment of Excluded Assets from the Company, the Operating Partnership or a Subsidiary, as applicable, in favor of Contributor, to achieve the distributions contemplated under Section 1.4, if applicable.

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Section 2.4    IPO Closing Deliveries. At the IPO Closing, (a) the Closing Documents shall be delivered to the applicable parties, and the Closing shall be deemed to have occurred (if such Closing has not otherwise occurred immediately prior thereto), and (b) the parties shall make, execute, acknowledge and deliver, or cause to be made, executed, acknowledged and delivered through the Attorney-in-Fact, the legal documents and other items (collectively the “IPO Closing Documents”) to which it is a party or for which it is otherwise responsible that are necessary to carry out the intention of this Agreement and the other transactions contemplated to take place in connection therewith, which IPO Closing Documents and other items shall be the following:

(i)    The Registration Rights Agreement, substantially in the form attached hereto as Exhibit G (the “Registration Rights Agreement”)

(ii)    Lock-up Agreement, signed by or on behalf of Contributor and the Participants in Contributor, except to the extent that Contributor agrees not to distribute shares of Common Stock or OP Units to a Participant that has not executed a Lock-up Agreement, substantially in the form attached hereto as Exhibit H (“Lock-up Agreement”), and which shall have been executed and delivered concurrently with the execution and delivery of this Agreement;

(iii)    The Representation, Warranty and Indemnity Agreement and the Escrow Agreement;

(iv)    The Tax Protection Agreement; and

(v)    If requested by the Operating Partnership, a certified copy of all appropriate corporate or limited liability company resolutions or partnership actions, as applicable, authorizing the execution, delivery and performance by Contributor of this Agreement and any related documents and the documents listed in this Section 2.4.

Section 2.5    Closing Costs. Without limitation on and subject to Section 1.9(c), the Company and the Operating Partnership shall be responsible for (a) any and all documentary transfer, stamp, filing, recording, conveyance, intangible, sales and other similar Taxes incurred in connection with the transactions contemplated hereby, (b) all escrow fees and costs, (c) the costs of any Title Policy, surveys, appraisals, environmental, physical and financial audits and the costs of any other examinations, inspections or audits of the Property, (d) any and all assumption, prepayment or other fees, penalties or amounts due and payable in connection with the discharge and satisfaction or the assumption of any Existing Loan, (e) any costs associated with any new financing, including any application and commitment fees or the costs of such new lender’s other requirements, (f) its own and Contributor’s attorneys’ and advisors’ fees, charges and disbursements, including without limitation, any hourly rate fees paid to the Supervisor for services not included in the basic supervisory fees, (g) any out-of-pocket costs or fees relating to the Consent Solicitation (including, without limitation, the costs of printing and mailing the Consent Solicitation and the fees of the proxy solicitor) or associated with any approvals or deliverable items contemplated hereunder, including, without limitation, consents, waivers, assignments and assumptions, (h) any costs or fees relating to the winding up of Contributor, including the preparation and filing of final Tax returns, (i) all other costs and expenses it and Contributor have incurred in connection with the transactions contemplated hereby or the IPO and (j) all costs and expenses incident to this Agreement, the other documents contemplated by this Agreement and the documents and transactions contemplated hereby or thereby, and not specifically described above. The parties acknowledge and agree that, to the extent any of the foregoing for which the Company and the Operating Partnership are responsible pursuant to this Section 2.5 have been paid by Contributor prior to Closing, Contributor shall provide the Company and the Operating Partnership a schedule thereof together with reasonable evidence of payment thereof and the Company and the Operating Partnership shall be responsible for the reimbursement to Contributor therefor incurred at or prior to Closing. The provisions of this Section 2.5 shall survive the Closing. In the event that the Closing does not occur, each Contributing Entity shall be responsible for its allocable portion of such costs and expenses incurred prior to the date that this Agreement terminates in accordance with the terms hereof.

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ARTICLE 3.

REPRESENTATIONS AND WARRANTIES

Section 3.1    Representations and Warranties with Respect to the Company and the Operating Partnership. The Operating Partnership and the Company hereby jointly and severally represent and warrant to Contributor as set forth below in this Section 3.1, which representations and warranties are true and correct as of the date hereof:

(a)    Organization; Authority.

(i)    The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the transactions contemplated hereby or thereby, and to own, lease and/or operate its property, as applicable, and its other assets, and to carry on its business as presently conducted. The Company, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii)    The Operating Partnership is a limited partnership duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the transactions contemplated hereby or thereby, and to own, lease and/or operate its property, as applicable, and its other assets, and to carry on its business as presently conducted. The Operating Partnership, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Due Authorization. The execution, delivery and performance by the Company and the Operating Partnership of this Agreement and each other agreement or document contemplated by this Agreement to which it is a party have been duly and validly authorized by all necessary actions required of the Company and the Operating Partnership, respectively. This Agreement and each other agreement or document contemplated by this Agreement executed and delivered by or on behalf of the Company and the Operating Partnership constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of the Company and the Operating Partnership, respectively, each enforceable against the Company and the Operating Partnership, respectively, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)    Litigation. There is no action, suit or proceeding pending or, to the Company’s or the Operating Partnership’s Knowledge, threatened against the Company, the Operating Partnership or any of its Subsidiaries which, if adversely determined, would, individually or together with all such other actions, reasonably be expected to have a Material Adverse Effect. As of the date hereof, there is no action, suit or proceeding pending or, to the Company’s or the Operating Partnership’s Knowledge, threatened against the Company, the Operating Partnership or any of its Subsidiaries which challenges or impairs the ability of the Company, the Operating Partnership or any of its Subsidiaries to execute, deliver or perform its obligations under any of the Closing Documents or to consummate the transactions contemplated hereby and thereby.

(d)    Consents and Approvals. Assuming the accuracy of the representations and warranties of Contributor made hereunder, no consent, order, waiver, approval or authorization of, or registration, qualification, designation, declaration or filing with, any Person or Governmental Authority or under any applicable Laws (each, a “Consent”) is required to be obtained by the Company, the Operating Partnership

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or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other agreement or document contemplated by this Agreement to which the Company or the Operating Partnership is a party, or any agreements or transactions contemplated hereby or thereby, except for those consents, orders, waivers, approvals, authorizations, registrations, qualifications, designations, declarations or filings, the failure of which to obtain or to file, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)    No Violation. Assuming the accuracy of the representations and warranties of Contributor made hereunder, none of the execution, delivery or performance by the Company or the Operating Partnership of this Agreement or any other agreement or document contemplated by this Agreement to which the Company or the Operating Partnership is a party, or any agreement or transaction contemplated hereby or thereby or the consummation of the Consolidation Transaction contemplated hereby between the parties to this Agreement does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (i) the Organizational Documents of the Company and the Operating Partnership, (ii) any agreement, document or instrument to which the Company or the Operating Partnership is a party thereto or (iii) any term or provision of any judgment, order, writ, injunction, or decree binding on the Company or the Operating Partnership, except for, in the case of clause (ii) or (iii), any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)    OP Units and Common Stock. The OP Units and the Common Stock, when issued and delivered in accordance with the terms of this Agreement for the consideration described in this Agreement, will have been (i) duly authorized by the Company or the Operating Partnership, as applicable, and when issued against the consideration therefor, will be validly issued by the Company or the Operating Partnership, respectively, (ii) fully paid and non-assessable (with respect to the Common Stock), (iii) not subject to preemptive or similar rights created by statute or any agreement to which the Company or the Operating Partnership is a party or by which it is bound and (iv) free and clear of all Liens created by the Company or the Operating Partnership (other than Liens created by the OP Agreement or the Articles). In addition, upon such issuance of OP Units, Contributor will be admitted as a limited partner of the Operating Partnership and, following distribution by Contributor of OP Units to its Participants, such Participants will be admitted as limited partners of the Operating Partnership in accordance with the OP Agreement.

(g)    OP Agreement and Articles. Attached hereto as Exhibit I are true and correct copies of the OP Agreement and Articles in substantially final form.

(h)    Taxes.

(i)    At the effective time of the IPO and Closing, the Company shall be organized in a manner so as to qualify for taxation as a REIT pursuant to Sections 856 through 860 of the Code. The Company intends to elect to be taxed and to operate in a manner that will allow it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31 of the year in which the Closing takes place.

(ii)    At the effective time of the IPO and at the Closing, the Operating Partnership shall be classified as a partnership and not an association or publicly-traded partnership taxable as a corporation for U.S. federal income tax purposes.

(i)    Bankruptcy. No bankruptcy or similar insolvency proceeding has been filed or is currently contemplated with respect to the Company, the Operating Partnership or any of its Subsidiaries.

(j)    Limited Activities. Except for activities in connection with the IPO or the Formation Transactions, neither the Company nor the Operating Partnership has engaged in any material business or incurred any material obligations.

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(k)    No Broker. None of the Company, the Operating Partnership, any of their Subsidiaries, or any of their officers, directors or employees, to the extent applicable, has entered into any agreement with any broker, finder or similar agent or any Person or firm that will result in the obligation of Contributor or any of its Affiliates to pay any finder’s fee, brokerage fees or commissions or similar payment in connection with the transactions contemplated by this Agreement.

(l)    No Other Representations or Warranties. Other than the representations and warranties expressly set forth in this Section 3.1, neither the Company nor the Operating Partnership shall be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby. All representations and warranties of the Company and the Operating Partnership contained in this Agreement shall expire at Closing.

Section 3.2    [Intentionally Omitted]

Section 3.3    Representations and Warranties of Contributor. Contributor hereby represents and warrants to the Company and the Operating Partnership as set forth below in this Section 3.3, which representations and warranties are true and correct as of the date hereof (or such other date specifically set forth below), except as disclosed in the Consent Solicitation, the Prospectus or the disclosure letter delivered from Contributor to the Company and the Operating Partnership simultaneously with the execution of this Agreement (the “Disclosure Letter”), as may be amended from time to time prior to the Closing Date with Consent of the Company and the Operating Partnership:

(a)    Organization; Authority.

(i)    Contributor is a limited liability company, duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the transactions contemplated hereby and thereby, and to own, lease and/or operate its Property, as applicable, and its other assets, and to carry on its business as presently conducted. Contributor, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii)    Section 3.3(a) of the Disclosure Letter sets forth as of the date hereof with respect to Contributor (A) each Subsidiary of Contributor, if applicable, (B) the ownership interest in each such Subsidiary and (C) if not wholly owned by Contributor, the identity and ownership interest of each of the other owners of such Subsidiary. Each real property owned or leased pursuant to a ground lease or operating lease by such Contributor is set forth on Exhibit A. Each Subsidiary of Contributor has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of organization, and has all power and authority to own, lease and/or operate its real properties and its other assets, and to carry on its business as presently conducted. Each Subsidiary of Contributor, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Due Authorization. The execution, delivery and performance by Contributor of this Agreement and each other agreement or document contemplated by this Agreement to which it is a party has been duly and validly authorized by all necessary actions required of Contributor. This Agreement and each other agreement or document contemplated by this Agreement executed and delivered by or on behalf of Contributor constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of Contributor, each enforceable against Contributor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights

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generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)    Capitalization. Section 3.3(c) of the Disclosure Letter sets forth as of the date hereof a true, correct and complete description of the capitalization of Contributor as provided in the books and records of Contributor, including the override interests of the Supervisor. All of the issued and outstanding equity interests of Contributor are validly issued and, to Contributor’s Knowledge, are not subject to preemptive rights or appraisal, dissenters or similar rights. There are no outstanding rights to purchase, subscriptions, warrants, options or any other security convertible into or exchangeable for equity interests in Contributor or any Subsidiary.

(d)    Licenses and Permits. To Contributor’s Knowledge, all notices, licenses, permits, certificates and authorizations required for the continued use, occupancy, management, leasing and operation of its Property, and for the continued conduct and operation of the business of Contributor have been obtained or can be obtained without unreasonable cost, and to the extent the same have been obtained, are in full force and effect and (to the extent required in connection with the transactions contemplated by this Agreement) are assignable to the Company or the Operating Partnership or a Subsidiary thereof, except in each case for items that, if not so obtained, obtainable, effective and/or assigned, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To Contributor’s Knowledge, none of Contributor, any of its Subsidiaries or any third party has taken any action that (or failed to take any action the omission of which) would result in the revocation of any such notice, license, permit, certificate or authorization where such revocation or revocations would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)    Litigation. There is no action, suit or proceeding pending or, to Contributor’s Knowledge, threatened against Contributor or any of its Subsidiaries which, if adversely determined, would, individually or together with all such other actions, reasonably be expected to have a Material Adverse Effect. As of the date hereof, there is no action, suit or proceeding pending or, to Contributor’s Knowledge, threatened against Contributor or any of its Subsidiaries which challenges or impairs the ability of Contributor or any of its Subsidiaries to execute, deliver or perform its obligations under any of the Closing Documents or to consummate the transactions contemplated hereby and thereby. To Contributor’s Knowledge, there is no outstanding order, writ, injunction or decree of any Governmental Authority against it or affecting all or any portion of the Contributed Assets, which in any such case would reasonably be expected to have a Material Adverse Effect or that would impair Contributor’s ability to execute, deliver or perform its obligations under this Agreement. Contributor has not received any written notice of any pending or threatened proceedings for the rezoning (i.e., as opposed to the current zoning) of the Property or any portion thereof which would substantially and materially impair the current or proposed use thereof.

(f)    Compliance with Laws. Contributor and its Subsidiaries have conducted their respective businesses and maintained the Property in compliance with all applicable Laws, except for such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither Contributor nor any of its Subsidiaries has Knowledge of, or has been informed in writing of, any continuing violation of any Laws relating to the conduct of the business of Contributor and/or any of its Subsidiaries or the commencement of any investigation respecting any such possible violation, except in each case for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To Contributor’s Knowledge, as presently conducted, none of the operation of the buildings, fixtures and other improvements comprising a part of the Property is in violation of any applicable building code, zoning ordinance or other “land use” Law, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g)    Property Interest.

(i)    Contributor is the holder of the Property Interest as set forth on Exhibit A, free and clear of all Liens except for Permitted Encumbrances.

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(ii)    With respect to each ground lease and operating lease identified in Schedule 3.3(g), and each lease under which Contributor is a landlord or sublandlord at the date hereof that is material to the Property, (A) such lease is valid, binding against Contributor, and to Contributor’s Knowledge, the other parties thereto, and in full force and effect, (B) neither Contributor nor any Subsidiary party thereto, and to Contributor’s Knowledge, no other party thereto, is in material violation of, or material default under, such lease, (C) Contributor has not granted an option or a right of first refusal or offer, (D) to Contributor’s Knowledge, no event has occurred and is pending, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or material default by Contributor or any of its Subsidiaries or the applicable lessor under the relevant lease and (E) complete (in all material respects) copies of all such leases have been made available to the Operating Partnership.

(h)    Leases. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Leases to which Contributor or any of its Subsidiaries is a party or by which Contributor or any of its Subsidiaries or the Property is bound or subject, is in full force and effect, and constitutes the legal, valid and binding obligation of Contributor or any of its Subsidiaries, and to Contributor’s Knowledge, the other parties thereto, enforceable against each such party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). To Contributor’s Knowledge, no tenant under any such Lease is presently the subject of any voluntary or involuntary bankruptcy or insolvency proceedings, except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(i)    Insurance. Contributor and each of its Subsidiaries has in place the public liability, casualty and other insurance coverage with respect to the Property by such Contributor as Contributor reasonably deems necessary, including in all cases, such coverage as is required under the terms of any Existing Loan or ground or operating lease. To Contributor’s Knowledge, each such insurance policy is in full force and effect and all premiums currently due and payable thereunder have been fully paid. To Contributor’s Knowledge, neither Contributor nor any of its Subsidiaries has received from any insurance company any written notices of cancellation or intent to cancel any insurance which remain outstanding.

(j)    Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) Contributor and its Subsidiaries are not in violation of, and have not failed to comply with, any Environmental Laws, (ii) neither Contributor nor any of its Subsidiaries has received any written notice from any Governmental Authority or any other written notice or written claim from any other party alleging that Contributor or any of its Subsidiaries is not in compliance with applicable Environmental Laws with respect to the Property (which non-compliance, if any, has not been remedied or resolved or is not being remedied or resolved), (iii) Contributor or its Subsidiaries, as applicable, has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their principal terms and conditions and (iv) there has not been a release of a hazardous substance on the Property that would require investigation or remediation under applicable Environmental Laws. The representations and warranties contained in this Section 3.3(j) constitute the sole and exclusive representations and warranties made by Contributor concerning environmental matters.

(k)    Eminent Domain. There is no existing or, to Contributor’s Knowledge, threatened in writing condemnation, eminent domain or similar proceeding which would affect the Property.

(l)    Consents and Approvals. The Requisite Consent of the Participants in Contributor to approve the Consolidation Transaction is as set forth on Section 3.3(l) of the Disclosure Letter. Assuming the accuracy of the representations and warranties of the Company and the Operating Partnership made hereunder, and except (i) for the Requisite Consent of the Participants in Contributor to approve the Consolidation Transaction and (ii) as shall have been satisfied on or prior to the Closing Date, no Consent is required to be obtained by Contributor or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other agreement or document contemplated by this Agreement to

B-17

which Contributor is a party and the transactions contemplated hereby or thereby, except for those Consents, the failure of which to obtain or to file, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being agreed that the failure to obtain either (A) the Consent of any Lender under an Existing Loan or (B) the Requisite Consent would be expected to have a Material Adverse Effect).

(m)    No Violation. Assuming the accuracy of the representations and warranties of the Company and the Operating Partnership made hereunder, none of the execution, delivery or performance by Contributor of this Agreement or any other agreement or document contemplated by this Agreement to which Contributor is a party, or any agreement or transaction contemplated hereby or thereby or the consummation of the Consolidation Transaction contemplated hereby between the parties to this Agreement does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (i) the Organizational Documents of Contributor or any Subsidiary, (ii) any material agreement, document or instrument to which Contributor or any Subsidiary or any of their respective assets or properties are bound or (iii) any material term or provision of any judgment, order, writ, injunction, or decree binding on Contributor or any Subsidiary, except for, in the case of clause (ii) or (iii), any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(n)    Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)    Contributor and each of its Subsidiaries has timely filed all Tax returns and reports required to be filed by it with a Governmental Authority (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so). All such Tax returns and reports are accurate and complete in all material respects, and Contributor and each of its Subsidiaries has paid (or had paid on its behalf) all Taxes shown thereon as owing. No deficiencies for any Taxes have been proposed, asserted or assessed in writing against Contributor or any of its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending.

(ii)    There are no Liens for Taxes (other than statutory Liens for Taxes not yet due and payable) upon any of the assets of Contributor and any of its Subsidiaries.

(iii)    Contributor is and has been since its formation treated as a partnership or entity disregarded as an entity separate from its owner for U.S. federal income Tax purposes, and no Governmental Authority responsible for the assessment or collection of Tax has challenged such treatment.

(iv)    There are no pending or, to Contributor’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of income or material non-income Taxes of Contributor or any of its Subsidiaries, or any matters under discussion with any Tax authority with respect to income or non-income Taxes that are likely to result in an additional liability for Taxes with respect to Contributor or its Subsidiaries, and neither Contributor nor its Subsidiaries is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax protection, Tax allocation agreement or similar contract.

(o)    Non-Foreign Status. Contributor (or, if Contributor is a disregarded entity within the meaning of Section 1.1445-2(d)(2)(iii), its sole owner for U.S. federal income tax purposes) is not a foreign person (within the meaning of Section 1445(f)(3) of the Code). No amount is required to be withheld by the Company or the Operating Partnership (or any of their respective Affiliates) in respect of consideration treated for U.S. federal income tax purposes as paid to Contributor pursuant to this Agreement.

(p)    Contracts and Commitments. Except as set forth in Section 3.3(p) of the Disclosure Letter, neither Contributor nor any of its Subsidiaries is a party to:

(i)    any agreement pursuant to which Contributor or any of its Subsidiaries provides property management, construction management, asset management, leasing or other real-estate related services to any Person other than another Contributing Entity or a Management Company;

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(ii)    any agreement pursuant to which Contributor or any of its Subsidiaries would be required to pay severance to any member, managing member, partner, general partner, director, officer or employee, to the extent applicable, of Contributor, any of its Subsidiaries or the Supervisor;

(iii)     any agreement with another Person limiting or restricting in any material respect the ability of Contributor or any of its Subsidiaries to enter into or engage in any market or line of business (other than agreements with tenants entered into in the ordinary course of business relating to the business that can be conducted at the leased premises and the covenants in any Existing Loan Document);

(iv)    any agreement for the sale of any of the assets of Contributor or any of its Subsidiaries other than in the ordinary course of business or with any other Contributing Entity, or for the grant to any Person of any Liens on or preferential rights to purchase (or buy-sell or similar rights with respect to) any of the assets of Contributor or any of its Subsidiaries other than Liens or any such rights granted to tenants or other third parties for non-material portions of the Properties (e.g., outparcels);

(v)    any agreement involving any joint venture, partnership, strategic alliance, shareholders’ agreement, co-marketing, co-promotion, joint development or similar arrangement, except for the Contributor’s Organizational Documents, any agreement with any other Contributing Entity or Management Company and any such agreements that are terminable upon thirty (30) days’ or less notice without penalty or premium; or

(vi)    any other agreement (or group of related agreements) the performance of which presently requires aggregate payments be made from Contributor or any of its Subsidiaries in excess of $1,000,000 per year other than to its Affiliates.

With respect to each of the contracts to which Contributor or any of its Subsidiaries is a party and which is required to be set forth on Section 3.3(p) of the Disclosure Letter, if any (the “Material Contracts”), such Material Contract is in full force and effect and is the legal, valid and binding obligation of Contributor or its Subsidiaries, and, to Contributor’s Knowledge, the other parties thereto, as applicable, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Complete (in all material respects) copies of the Material Contracts have been made available to the Operating Partnership. With respect to each Material Contract, neither Contributor nor any of its Subsidiaries that is party thereto nor, to Contributor’s Knowledge, any other party, is in material breach or material violation of, or material default under, any such Material Contract, and to Contributor’s Knowledge, no event has occurred and is pending which after the giving of notice, with lapse of time or otherwise would constitute a material breach or material default by Contributor, any of its Subsidiaries or any other party to such Material Contract.

(q)    Existing Loans. Section 3.3(q) of the Disclosure Letter sets forth a complete list of all Existing Loans, including in each case the names of the Lender and borrower thereunder and the outstanding principal balance as of September 30, 2011. With respect to each Existing Loan, (i) the Lender has not declared in writing a default or event of default, (ii) the Lender has not brought any claim in writing under any guaranty and (iii) to Contributor’s Knowledge, no event has occurred which, after the giving of notice, with lapse of time, or otherwise, would constitute a monetary default or a material non-monetary default by the borrower thereunder or give rise to any material claims by the Lender under any guaranties provided with respect thereto. Complete (in all material respects) copies of the Existing Loan Documents have been made available to the Operating Partnership.

(r)    Bankruptcy. No bankruptcy or similar insolvency proceeding has been filed or is currently contemplated with respect to Contributor or any of its Subsidiaries.

(s)    Employees. Neither Contributor nor any of its Subsidiaries has any employees.

(t)    No Broker. Neither Contributor nor any of its Subsidiaries nor any of their members, managing members, partners, general partners, directors, officers, employees or the Supervisor, to the extent

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applicable, has entered into any agreement with any broker, finder or similar agent or any Person or firm that will result in the obligation of the Company, the Operating Partnership or any of their Affiliates to pay any finder’s fee, brokerage fees or commissions or similar payment in connection with the transactions contemplated by this Agreement.

(u)    No Other Representations or Warranties. Other than the representations and warranties expressly set forth in this Section 3.3, Contributor shall not be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby.

Section 3.4    Survival of Representations and Warranties of Contributor; Remedy for Breach.

(a)    All representations and warranties contained in Section 3.3 (as qualified by the Disclosure Letter) or in any Schedule, Exhibit, certificate or affidavit delivered pursuant to the Agreement shall survive the Closing.

(b)    Notwithstanding anything to the contrary in the Agreement, following the Closing and issuance of OP Units and Common Stock cash to Contributor, neither Contributor nor any member, managing member, partner, general partner, director, officer or employee, to the extent applicable, of Contributor or its Subsidiaries shall be liable under this Agreement for monetary damages (or otherwise) for breach of any of its representations, warranties, covenants and obligations contained in this Agreement or in any Schedule, Exhibit, certificate or affidavit delivered by it pursuant thereto.

ARTICLE 4.

COVENANTS

Section 4.1    Covenants of Contributor.

(a)    From the date hereof through the Closing, and except as contemplated by this Agreement or in connection with the Formation Transactions, Contributor shall not, without the prior written consent of the Operating Partnership:

(i)    Sell, transfer (or agree to sell or transfer) or otherwise dispose of, or cause the sale, transfer or disposition of (or agree to do any of the foregoing) all or any portion of its interest in the Contributed Assets or all or any portion of Contributor’s Property Interest (other than Excluded Assets) other than in the ordinary course of its business consistent with past practice;

(ii)    Except as otherwise disclosed in the Disclosure Letter, mortgage, pledge, hypothecate or encumber all or any portion of the Contributed Assets or the Property;

(iii)    Terminate or amend any existing insurance policies affecting the Property that results in a material reduction in insurance coverage for the Property;

(iv)    Cause or take any action that would render any of the representations or warranties set forth in Section 3.3 untrue in any material respect;

(v)    Authorize or consent to any of the actions prohibited by this Agreement or any of the Closing Documents;

(vi)    Amend the Organizational Documents of Contributor;

(vii)    Adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization with respect to Contributor;

(viii)    Exercise rights, if any, under applicable Organizational Documents, to initiate any buy-sell procedures or to commence any process to market and sell the Property Interest held by Contributor; or

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(ix)    Make or change any material Tax elections; settle or compromise any material claim, notice, audit report or assessment in respect of Taxes; change any Tax accounting period; adopt or change any method of Tax accounting; file any amended Tax return; enter into any Tax indemnity agreement, Tax sharing agreement, Tax protection agreement, Tax allocation agreement or similar contract or Tax closing or settlement agreement relating to any Tax; surrender of any right to claim a Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; in each case, other than in the ordinary course of business and consistent with past practice.

Section 4.2    Commercially Reasonable Efforts. Subject to the terms and conditions provided in this Agreement, each of the Company, the Operating Partnership and Contributor covenants and agrees to use commercially reasonable efforts and cooperate with each other in (a) promptly determining whether any filings are required to be made or consents, approvals, waivers, permits or authorizations are required to be obtained (under any applicable Laws or from any Governmental Authority or third party) in connection with the transactions contemplated by this Agreement, (b) promptly making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such consents, approvals, waivers, permits or authorizations and (c) taking all actions and doing, or causing to be done, all things necessary, proper and/or appropriate to consummate and make effective the transactions contemplated by this Agreement.

Section 4.3    Tax Covenants.

(a)    Contributor and the Operating Partnership shall provide each other with such reasonable cooperation and information relating to the Contributed Assets as the parties reasonably require in (i) filing any Tax return, amended Tax return or claim for Tax refund, (ii) determining any liability for taxes or a right to a tax refund, (iii) conducting or defending any proceeding in respect of taxes or (iv) performing tax diligence, including with respect to the impact of this transaction on the Company’s qualification as a REIT for U.S. federal income Tax purposes. The Operating Partnership shall promptly notify Contributor upon receipt by the Operating Partnership or any of its Affiliates of written notice of (A) any pending or threatened tax audits or assessments with respect to the Property and (B) any pending or threatened U.S. federal, state, local or foreign audits or assessments of the Operating Partnership or any of its Affiliates, in each case which would affect the liabilities for Taxes of Contributor with respect to any taxable period, or portion thereof, ending on or prior to the Closing Date. Contributor shall promptly notify the Operating Partnership upon receipt by Contributor or any of its Subsidiaries of written notice of any pending or threatened U.S. federal, state, local or foreign Tax audits or assessments relating to the income, properties or operations of Contributor or with respect to the Property. The Operating Partnership shall be responsible for the prosecution of any claim or audit instituted after the Closing Date with respect to Taxes attributable to any taxable period, or portion thereof, ending on or before the Closing Date, provided, that the Contributor may participate at its own expense and the Operating Partnership shall cooperate with Contributor in the conduct of any such audit or proceeding or portion thereof. Notwithstanding the foregoing, if Contributor has not liquidated, the Operating Partnership may not settle or otherwise resolve any such claim, suit or proceeding which could have an adverse tax effect on the Contributor or its Affiliates (other than on Contributor or any of their Affiliates as a partner of the Operating Partnership) without the consent of the Contributor, such consent not to be unreasonably withheld, conditioned or delayed. Contributor shall deliver to the Operating Partnership all tax returns, schedules and work papers with respect to the Property, and all material records and other documents relating thereto.

(b)    With respect to the Contributed Assets contributed to the Operating Partnership pursuant to this Agreement, the Operating Partnership and Contributor agree that the Operating Partnership shall use the “traditional method,” as described in Section 1.704-3(b) of the Treasury Regulations promulgated under the Code, to make allocations of taxable income and loss among the partners of the Operating Partnership and therefore shall not make any curative or remedial allocations unless the Operating Partnership and the parties to the Tax Protection Agreement agree otherwise in the Tax Protection Agreement.

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ARTICLE 5.

POWER OF ATTORNEY

Section 5.1    Grant of Power of Attorney.

(a)    By executing this Agreement, Contributor hereby irrevocably appoints the Operating Partnership (or its designee) and any successor thereof from time to time (such Operating Partnership or designee or any such successor of any of them acting in his, her or its capacity as attorney-in-fact pursuant hereto, the “Attorney-in-Fact”) as the true and lawful attorney-in-fact and agent of Contributor, to act in the name, place and stead of each of Contributor to make, execute, acknowledge and deliver all such other deeds (including grant deeds if applicable), assignments, contracts, orders, receipts, notices, requests, instructions, certificates, consents, letters and other writings (including, without limitation, (i) the execution of any Closing Documents or other documents relating (A) to the acquisition by the Operating Partnership of Contributor’s Property Interest, the Contributed Assets, the Assumed Agreements or the Assumed Liabilities, or (B) an Alternate Transaction or Portfolio Sale as further described in each Contributing Entity’s Consent Solicitation, (ii) any registration rights agreements, tax protection agreements, partnership agreements, including the OP Agreement, and the Lock-up Agreement, (iii) to provide information to the SEC and others about the transactions contemplated hereby and, in general, to do all things and to take all actions which the Attorney-in-Fact in its sole discretion may consider necessary or proper in connection with or to carry out the transactions contemplated by this Agreement, the Formation Transactions and the IPO as fully as could Contributor if personally present and acting (the “Power of Attorney”).

(b)    The Power of Attorney and all authority granted hereby shall be coupled with an interest and therefore shall be irrevocable and shall not be terminated by any act of Contributor, and if any other such act or events shall occur before the completion of the transactions contemplated by this Agreement, the Attorney-in-Fact nevertheless shall be authorized and directed to complete all such transactions as if such other act or events had not occurred and regardless of notice thereof. Contributor agrees that, at the request of the Operating Partnership, it promptly will execute and deliver to the Operating Partnership a separate power of attorney on the same terms set forth in this Article 5, such execution to be witnessed and notarized, and in recordable form (if necessary). Contributor hereby authorizes the reliance of third parties on each of the Power of Attorney.

(c)    Contributor acknowledges that the Operating Partnership has, and any designee or successor thereof acting as Attorney-in-Fact may have, an economic interest in the transactions contemplated by this Agreement.

(d)    Contributor may withhold distribution of OP Units, Class A Common Stock and Class B Common Stock to any Participant until such Participant executes the Lock-up Agreement and each other document required to be executed by such Participant in connection with the transactions contemplated hereby.

Section 5.2    Limitation on Liability. It is understood that the Attorney-in-Fact assumes no responsibility or liability to any Person by virtue of the Power of Attorney granted by Contributor hereby. The Attorney-in-Fact makes no representations with respect to and shall have no responsibility in its capacity as Attorney-in-Fact for the Formation Transactions or the IPO, or the acquisition of the Contributed Assets or the Assumed Agreements by the Operating Partnership or the assumption of the Assumed Liabilities by the Operating Partnership and shall not be liable in its capacity as Attorney-in-Fact for any error or judgment or for any act done or omitted or for any mistake of fact or Law except for its own gross negligence or bad faith, or breach of this Agreement or the terms of its power of attorney provided for in this Agreement. Contributor agrees to indemnify the Attorney-in-Fact for and to hold the Attorney-in-Fact harmless against any Losses incurred on its part arising out of or in connection with it acting as the Attorney-in-Fact under the Power of Attorney created by Contributor hereby, as well as the cost and expense of investigating and defending against any such Losses, except to the extent such Losses are due to its own gross negligence or bad faith. Contributor agrees that the Attorney-in-Fact may consult with counsel of its own choice (who may be counsel for the Operating Partnership or its successors

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or Affiliates), at its own cost, and it shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. It is understood that the Attorney-in-Fact may, without breaching any express or implied obligation to Contributor hereunder, release, amend or modify any other power of attorney granted by any other Person under any related agreement.

Section 5.3    Ratification; Third-Party Reliance. Contributor hereby ratifies and confirms that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of the exercise of the powers granted unto it by Contributor under this Article 5, and Contributor authorizes the reliance of third parties on this Power of Attorney and waives its rights, if any, as against any such third party for its reliance hereon.

ARTICLE 6.

RISK OF LOSS

The risk of loss relating to Contributor’s Property Interest and the underlying Property prior to the Closing shall be borne by Contributor. If, prior to the Closing, (a) the Property is materially or totally destroyed or damaged by fire or other casualty or (b) the Property is materially or totally taken by eminent domain or through condemnation proceedings, then the Operating Partnership may, at its option (such election to be made as soon as reasonably practicable following such occurrence and in any event prior to the Closing), determine not to acquire the Property Interest of Contributor relating to the Property that has been destroyed, damaged or taken as described above. Contributor shall not have any obligation to repair or replace any such damage, destruction or taken property. Unless the Operating Partnership elects not to acquire the Property Interest of Contributor, at the Closing, Contributor shall pay or cause to be paid to the Operating Partnership any sums collected (directly or indirectly) by Contributor, if any, under any policies of insurance or award proceeds relating to such casualty or condemnation, if any, and otherwise assign to the Operating Partnership all rights (directly or indirectly) of Contributor to collect such sums as may then be uncollected except to the extent required for collection costs or repairs by Contributor prior to the Closing Date, and provided that Contributor shall retain any insurance proceeds attributable to lost rents or other items applicable to any period prior to the Determination Date, and all rights thereto. As used in this Article 6, “materially” destroyed, damaged or taken refers to any casualty loss or damage or any loss due to condemnation, in either case, to the Property or any portion thereof if (a) the cost of repairing or restoring the premises in question to substantially the same condition which existed prior to the event of damage would be, in the opinion of an architect or other qualified expert selected by Contributor and reasonably approved by the Operating Partnership, or the amount of the proposed condemnation award is, equal to or greater than ten percent (10%) of the Total Consideration for the Property, (b) such loss or damage would entitle tenants occupying more than ten percent (10%) of the total rentable square footage at the Property, in the aggregate, to terminate their Leases or (c) such loss or damage otherwise materially impairs the current use or square footage of such Property (including parking, if material to such use) or access thereto. This Article 6 is an express agreement to the contrary under Section 5-1311 of the New York General Obligation Law.

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ARTICLE 7.

MISCELLANEOUS

Section 7.1    Defined Terms.

(a)    Each of the following terms is defined in the Section set forth opposite such term:

TERM	SECTION

Agreement	Preamble
Amendment	1.8(c)
Assumed Agreements	1.1
Assumed Liabilities	1.5
Attorney-in-Fact	5.1(a)
Charitable Electing Participant	1.8(b)(ii)(C)
Charitable Participant	Recital I
Class A Common Stock	Recital B
Class B Common Stock	Recital H
Closing	2.2
Closing Date	2.2
Closing Documents	2.3
Code	Recital B
Common Stock	Recital D
Company	Preamble
Consent	3.1(d)
Consent Solicitation	1.8(a)
Consolidation Transaction	Recital D
Contributed Assets	1.1
Contributed Properties	Recital A
Contributing Entities	Recital A
Contribution and Assumption Agreement	1.1
Contributor	Preamble
Disclosure Letter	3.3
Dispute	7.9(a)
DTC Registered REIT Stock	1.8(c)
Effective Date	Preamble
Excluded Assets	1.4
Excluded Liabilities	1.6
Existing Loan	1.7(a)
Existing Loan Documents	1.7(a)
Existing Loan Fees	1.7(b)
Existing Loan Indemnity Agreement	1.7(a)
Existing Loan Release	1.7(a)
Formation Transactions	Recital A
Ground Lease Estoppel	2.1(b)(viii)
Initial Filing Date	1.7(a)
IPO	Recital B
IPO Closing	2.2
IPO Closing Documents	2.4(b)
Leases	1.1
Lender	1.7(a)(i)
Lock-up Agreement	2.4(b)(ii)
Non-Accredited Participant	1.8(b)(ii)(A)

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TERM	SECTION

Malkin Family Contributor	Recital H
Management Companies	Recital A
Material Contracts	3.3(p)
Operating Partnership	Preamble
Optional Contributing Entities	Recital A
Optional Contributed Properties	Recital A
Optional Property Interests	Recital A
OP Units	Recital D
Other Contributors	Recital A
Participant	Recital E
Power of Attorney	5.1(a)
Principals	Recital G
Property	Recital C
Public Electing Participant	1.8(b)(ii)(B)
Property Interests	Recital A
Registration Rights Agreement	2.4(b)(i)
REIT	Recital B
Representation, Warranty and Indemnity Agreement	Recital G
Requisite Consent	2.1(a)(i)
SEC	2.1(a)(ii)
Sellers	Recital I
Tax Protection Agreement	Recital G
Tenant Estoppel	2.1(b)(viii)
Termination Date	1.10
Title Company	2.1(b)(vii)
Title Policies	2.3(j)
Total Consideration	1.8(a)
Value	1.8(a)

(b)    For the purposes of this Agreement, the following terms have the meanings set forth below.

“Act” means the Securities Act of 1933, as amended.

“Accredited Participant” means a Participant in a Contributing Entity (other than the Public Entities) that is an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Act).

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Alternate Transaction” means (i) the restructuring of the Consolidation Transaction as either (A) a merger of Contributor or a Subsidiary of Contributor with and into either the Company or a wholly-owned subsidiary of the Company or the Operating Partnership or a wholly-owned subsidiary of the Operating Partnership or (B) a merger of a wholly-owned subsidiary of either the Company or the Operating Partnership with and into Contributor or a Subsidiary of Contributor, in each case, to the extent such alternate transaction does not adversely affect the economic benefits to the Participants (taking into account the Tax treatment of such alternate transaction) or (ii) any other transaction pursuant to which the Company, the Operating Partnership or any of their Subsidiaries acquire Contributor or all of the Contributed Assets in a transaction pursuant to which the economic benefits (taking into account the Tax treatment of such alternate transaction) to the Company, the Operating Partnership and the Participants in Contributor are not adversely affected by such alternate transaction as compared to the economic benefits to be received by the Company, the Operating Partnership and such Participants pursuant to this Agreement.

B-25

“Articles” means the Articles of Amendment and Restatement of the Company, as amended and restated and in effect immediately prior to the Closing.

“Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of New York.

“Charitable Organization” means an entity that is or is owned by a charitable organization under Section 501(c)(3) of the Code.

“Claims” means any claims, liabilities, rights, actions, causes of action, allegations, assertions, suits, complaints, demands or requirements.

“Committee” means one or more committees formed in connection with the transactions contemplated hereby, in each case, consisting of representatives of the Supervisor and the Estate of Leona M. Helmsley, and all actions of which shall require unanimous approval.

“Common Stock” means the Class A Common Stock and the Class B Common Stock of the Company, par value $0.01 per share.

“Determination Date” means a date, designated by the Operating Partnership, no more than five (5) Business Days nor less than one (1) Business Day prior to the “Subject to Completion Date” date set forth on the preliminary prospectus printed and distributed to potential investors in connection with the marketing of the IPO (i.e., the “red herring”), provided, however, that if a subsequent preliminary prospectus is thereafter printed and recirculated to potential investors, then the Determination Date shall mean the date of such subsequent preliminary prospectus.

“Environmental Laws” means all applicable federal, state and local Laws governing pollution or the protection of human health or the environment.

“Escrow Agreement” means that certain Indemnity Escrow Agreement entered into concurrently herewith by and among the Principals and the Escrow Agent named therein.

“Fixtures and Personal Property” means all fixtures, furniture, furnishings, apparatus and fittings, equipment, machinery, appliances, building supplies, tools, and other items of personal property used in connection with the operation or maintenance of the Property; excluding, however, all fixtures, furniture, furnishings, apparatus and fittings, equipment, machinery, appliances, building supplies, tools, and other items of personal property owned by tenants, subtenants, guests, invitees, employees, easement holders, service contractors and other Persons who own any such property located on the Property.

“Governmental Authority” means any government or agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Indemnity Holdback Amount” shall have the meaning set forth in the Representation, Warranty and Indemnity Agreement.

“Indemnity Holdback Escrow” shall have the meaning set forth in the Representation, Warranty and Indemnity Agreement.

“IPO Price” means the price per share of Class A Common Stock in the IPO, as set forth on the cover page of the final Prospectus relating to the IPO.

“Knowledge” means, with respect to Contributor, any Subsidiary of Contributor, the Company or the Operating Partnership, the current actual knowledge of any Principal or Thomas N. Keltner, Jr. without any duty of investigation or inquiry.

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“Laws” means applicable laws, statutes, rules, regulations, codes, orders, ordinances, judgments, injunctions and decrees of any Governmental Authority.

“Lien” means all pledges, claims, liens, charges, restrictions, controls, easements, rights of way, exceptions, reservations, leases, licenses, grants, covenants and conditions, encumbrances and security interests of any kind or nature whatsoever.

“Losses” means all losses, damages, liabilities, fees, charges, costs and expenses of any nature whatsoever, including without limitation, amounts paid in settlement, reasonable attorneys’ fees, costs of investigation, costs of investigative judicial or administrative proceedings or appeals therefrom and costs of attachment or similar bonds, but does not include any diminution in value of the shares of Common Stock or OP Units.

“Material Adverse Effect” means, as the case may be, a material adverse effect on (i) the assets, business, financial condition or results of operations of Contributor and its Subsidiaries the taken as a whole (or on the applicable Property or Property Interest) (as to the representations and warranties relating to Contributor or any of its Subsidiaries) or (ii) on the Company, the Operating Partnership and their Subsidiaries and their properties taken as a whole, after giving effect to the Consolidation Transaction and the IPO (as to the representations and warranties relating to the Company and the Operating Partnership), as applicable.

“Malkin Family Group” means Anthony E. Malkin, Peter L. Malkin and each of their spouses and lineal descendents and the lineal descendents of Lawrence A. Wien (including spouses of such descendents), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing, including the Supervisor.

“Net Working Capital” means current assets of Contributor (excluding cash and cash equivalents, except to the extent required to maintain the normalized level of working capital for Contributor) less current liabilities of Contributor (excluding the outstanding principal balance under any Existing Loans).

“OP Agreement” means the agreement of limited partnership of the Operating Partnership, as amended and restated and in effect immediately prior to the Closing.

“Organizational Documents” means with respect to any entity, the certificate of formation, limited liability company agreement or operating agreement, participating agreements, certificate of incorporation, bylaws, certificate of limited partnership, limited partnership agreement and any other governing instrument, as applicable.

“Participation Interests” means the limited liability company, general or limited partnership interests in the Contributing Entities, as applicable and, to the extent a limited liability company, general or limited partnership interests are held by an agent for the benefit of participants, the beneficial ownership of such interests.

“Permitted Encumbrances” means (i) Liens, or deposits made to secure the release of such Liens, securing Taxes, the payment of which is not delinquent or the payment of which is actively being contested in good faith by appropriate proceedings diligently pursued; (ii) zoning Laws generally applicable to the districts in which the Property is located; (iii) easements for public utilities, encroachments, rights of access and/or other non-monetary matters that do not materially interfere with the use of the Property; (iv) Liens securing financing or credit arrangements existing as of the Closing Date and which are not Excluded Liabilities and assumed by the Operating Partnership; (v) Liens arising under leases entered into in the ordinary course of business; (vi) any exceptions contained in the title policies relating to the Property made available to the Company and the Operating Partnership at or prior the date hereof that do not materially detract from the value or the marketability of the Property or the ability of the Property to be financed; (vii) the Liens of all Existing Loan Documents and (viii) any matters that would not have a Material Adverse Effect.

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“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Preliminary Appraisal” means the preliminary appraisal attached to the draft of the Consent Solicitation distributed to the Participants in the Contributing Entities that are not publicly owned.

“Prospectus” means the Company’s final prospectus as filed pursuant to Rule 424 under the Act with the SEC.

“Public Entities” means Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.

“Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust or other legal entity which the applicable Person owns (either directly or through or together with another Subsidiary) either (i) a general partner, managing member or other similar interest or (ii)(A) 50% or more of the voting power of the voting capital stock or other equity interests or (B) 50% or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other legal entity. As used herein, “Subsidiary” or “Subsidiaries” refers to the Subsidiaries of Contributor, the Company or the Operating Partnership, as applicable, unless the context otherwise requires.

“Supervisor” means Malkin Holdings LLC or any of it Affiliates, in such Person’s capacity as the supervisor of certain of the Contributing Entities, as applicable.

“Taxes” means all applicable U.S. federal, state, local and foreign income, withholding, property, sales, franchise, employment, excise and other taxes, tariffs or governmental charges of any nature whatsoever, including estimated taxes, together with penalties, interest or additions to Taxes with respect thereto.

“Underwriting Discount” means the underwriting discounts and commissions payable by the Company to the underwriters in the IPO for one share of Class A Common Stock, as set forth on the cover page of the final Prospectus relating to the IPO.

Section 7.2    Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when (a) delivered personally, (b) five (5) Business Days after being mailed by certified mail, return receipt requested and postage prepaid, (c) one (1) Business Day after being sent by a nationally recognized overnight courier or (d) transmitted by facsimile if confirmed within twenty-four (24) hours thereafter by a signed original sent in the manner provided in clause (a), (b) or (c) to the parties at the following addresses (or at such other address for a party as shall be specified by notice from such party).

To the Company and/or the Operating Partnership:

One Grand Central Place

60 East 42nd Street

New York, New York 10165

Phone: (212) 953-0888

Facsimile: (212) 986-8795

Attn: General Counsel

with a copy to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Phone: (212) 878-8000

Facsimile: (212) 878-8375

Attn: Larry P. Medvinsky, Esq.

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To Contributor:

60 East 42nd St. Associates L.L.C.

c/o Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, NY 10165

Phone: (212) 953-0888

Facsimile: (212) 986-8795

Attn: General Counsel

with a copy to:

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

Phone: (212) 969-3000

Facsimile: (212) 969-2900

Attn: Arnold S. Jacobs, Esq.

Section 7.3    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.

Section 7.4    Entire Agreement; Third-Party Beneficiaries. This Agreement and the Closing Documents, including, without limitation, the exhibits hereto and thereto, constitute the entire agreement and supersede each prior agreement and understanding, whether written or oral, among the parties regarding the subject matter of this Agreement and the Closing Documents. This Agreement is not intended to confer any rights or remedies on any Person other than the parties hereto, other than the Estate of Leona M. Helmsley and its Affiliates and Malkin Holdings LLC in respect of the following sentence. Nothing herein shall be deemed to affect the rights of the Estate of Leona M. Helmsley or any of its Affiliates, or Malkin Holdings LLC pursuant to (a) a separate agreement, dated November 28, 2011, between Malkin Holdings LLC and the Estate of Leona M. Helmsley in respect of the Committee or (b) the separate agreement, dated January 14, 2011, by and among Malkin Holdings LLC, LMH 34 LLC, LMH 1333 LLC, LMH 1350 LLC, LMH Equities LLC, Supervisory Management Corp., LMH EBC, LLC, LMH 1400 LLC, LMH Fisk LLC and LMH Lincoln LLC, and in the event of a conflict between either such agreement and this Agreement, the terms of such separate agreement shall control.

Section 7.5    Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of any Laws that might otherwise govern under applicable principles of conflict of laws thereof.

Section 7.6    Amendment; Waiver. Any amendment hereto shall be in writing and signed by all parties hereto. No waiver of any provisions of this Agreement shall be valid unless in writing and signed by the party against whom enforcement is sought. This Agreement may be amended prior to the IPO Closing without the consent of any Participant in Contributor, provided that such amendment does not adversely affect the economic benefits to such Participants (taking into account the Tax treatment).

Section 7.7    Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their permitted respective heirs, legal representatives, successors and assigns; provided, however, that this Agreement may not be assigned (except by operation of law) by any party without the prior written consent of the other parties, and any attempted assignment without such consent shall be null and void and of no force and effect, except that the Operating Partnership may designate assignees pursuant

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to Section 1.2 and otherwise may assign its rights and obligations hereunder to a wholly-owned subsidiary of the Operating Partnership. For the avoidance of doubt, any reference to an acquisition by the Operating Partnership shall also be deemed to refer to an acquisition by any of its Subsidiaries.

Section 7.8    Jurisdiction. Subject to Section 7.9, the parties hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in New York County, New York with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any Claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum or that the venue of the action is improper.

Section 7.9    Dispute Resolution.    The parties intend that this Section 7.9 will be valid, binding, enforceable, exclusive and irrevocable and that it shall survive any termination of this Agreement.

(a)    Upon any dispute, controversy or Claim arising out of or relating to this Agreement or the enforcement, breach, termination or validity thereof (“Dispute”), the party raising the Dispute will give written notice to the other parties to the Dispute describing the nature of the Dispute following which the parties to such Dispute shall attempt for a period of ten (10) Business Days from receipt by the parties of notice of such Dispute to resolve such Dispute by negotiation between representatives of the parties hereto who have authority to settle such Dispute. All such negotiations shall be confidential and any statements or offers made therein shall be treated as compromise and settlement negotiations for purposes of any applicable rules of evidence and shall not be admissible as evidence in any subsequent proceeding for any purpose. The statute of limitations applicable to the commencement of a lawsuit shall apply to the commencement of an arbitration hereunder, except that no defense based on the running of the statute of limitations will be available based upon the passage of time during any such negotiation. Regardless of the foregoing, a party shall have the right to seek immediate injunctive relief pursuant to clause (c) below without regard to any such 10-day negotiation period.

(b)    Any Dispute (including the determination of the scope or applicability of this agreement to arbitrate) that is not resolved pursuant to clause (a) above shall be submitted to final and binding arbitration in New York before one neutral and impartial arbitrator, in accordance with the Laws of the State of New York for agreements made in and to be performed in that State. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. The parties hereto shall appoint one arbitrator within fifteen (15) days of a demand for arbitration. If an arbitrator is not appointed within such 15-day period, the arbitrator shall be appointed by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. The arbitrator shall designate the place and time of the hearing. The hearing shall be scheduled to begin as soon as practicable and no later than fifteen (15) days after the appointment of the arbitrator (unless such period is extended by the arbitrator for good cause shown) and shall be conducted as expeditiously as possible, in any event not to exceed forty-five (45) days. The award, which shall set forth the arbitrator’s findings of fact and conclusions of law, shall be filed with JAMS and mailed to the parties no later than thirty (30) days after the close of the arbitration hearing. The arbitration award shall be final and binding on the parties and not subject to collateral attack. Judgment upon the arbitration award may be entered in any federal or state court having jurisdiction thereof.

(c)    Notwithstanding the parties’ agreement to submit all Disputes to final and binding arbitration before JAMS, the parties shall have the right to seek and obtain temporary or preliminary injunctive relief in any court having jurisdiction thereof pursuant to Section 7.8. Such courts shall have authority to, among other things, grant temporary or provisional injunctive relief in order to protect any party’s rights under this Agreement. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

B-30

(d)    The prevailing party shall be entitled to recover its costs and reasonable attorneys’ fees, and the non-prevailing party shall pay all expenses and fees of JAMS, all costs of the stenographic record, all expenses of witnesses or proofs that may have been produced at the direction of the arbitrator and the fees, costs and expenses of the arbitrator. The arbitrator shall allocate such costs and designate the prevailing party or parties for these purposes.

Section 7.10    Severability. Each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision is held invalid, illegal or unenforceable under applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision never had been included in this Agreement.

Section 7.11    Rules of Construction.

(a)    The parties agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b)    The words “hereto,” “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 7.12    Time of the Essence. Time is of the essence with respect to all obligations under this Agreement.

Section 7.13    Descriptive Headings. The descriptive headings in this Agreement are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 7.14    No Personal Liability Conferred. This Agreement shall not create or permit any personal liability or obligation on the part of the Supervisor or any Participant, shareholder, managing member, general partner, director, officer or employee of Contributor, the Supervisor, the Company or the Operating Partnership, to the extent applicable, in their capacities as such; provided that nothing in this Section 7.14 shall be deemed to affect any liability or obligation of any Person pursuant to the Representation, Warranty and Indemnity Agreement.

Section 7.15    Changes to Form Agreements. Contributor agrees and confirms that the terms of the OP Units and Common Stock and the Consent Solicitation are not final and may be modified depending on the prevailing market conditions at the time of the IPO. By executing this Agreement, Contributor hereby authorizes the Company or the Operating Partnership to, and understands and agrees that the Company or the Operating Partnership may make changes (including changes that may be deemed material) to the Consent Solicitation, and Contributor agrees to receive OP Units and/or shares of Common Stock cash, as the case may be, with such final

B-31

terms and conditions as the Operating Partnership and the Company shall determine, provided that such changes do not affect Contributor in a manner materially different from the Other Contributors. In addition, Contributor acknowledges that (a) it understands that the information presented in the Consent Solicitation and the attachments thereto will be preliminary and is subject to change (particularly management’s discussion and analysis of financial condition and results of operation, the financial statements and footnotes thereto, the preliminary pro forma financial statements and footnotes thereto, the property information, the IPO Price and the assumed range of shares estimated to be offered in the IPO) in connection with the completion of the audit, the review and comments of the SEC and the investor feedback received during the course of the IPO, (b) the Formation Transactions may be consummated even if less than all of the Contributing Entities and the Public Entities participate in the Formation Transactions, (c) except as contemplated by Section 2.1(a)(ix), the participation of Contributor in the Formation Transactions is not conditioned on the participation of any other Contributing Entity, Public Entity or Management Company, (d) there is likely to be an extended period of time before the Formation Transactions are completed and the terms of the Formation Transactions as described in the Consent Solicitation and the Prospectus, including the Exchange Values, may be significantly different than described in such documents existing as of the date hereof and (e) notwithstanding the foregoing differences, this Agreement will be binding.

Section 7.16    Further Assurances. Contributor on the one hand and the Company and the Operating Partnership on the other hand shall take such other actions and execute such additional documents prior to and following the Closing as the other may reasonably request in order to effect the transactions contemplated hereby.

Section 7.17    Reliance. Each party to this Agreement acknowledges and agrees that it is not relying on Tax advice or other advice from the other party to this Agreement, and that it has consulted with or will consult with its own advisors. The Operating Partnership shall not be liable for any damages resulting from a successful challenge of the treatment or characterization by any taxing authority of the transactions contemplated in this Agreement.

Section 7.18    Survival. The covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Closing, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Closing and then only to such extent.

Section 7.19    Equitable Remedies; Limitation on Damages. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any federal or state court located in New York (as to which the parties agree to submit to jurisdiction for the purpose of such action), this being in addition to any other remedy to which the parties are entitled under this Agreement; provided, however, that nothing in this Agreement shall be construed to permit Contributor to enforce consummation of the IPO.

[SIGNATURE PAGE FOLLOWS]

B-32

IN WITNESS WHEREOF, the parties have duly executed and delivered this Contribution Agreement as of the date first written above.

“COMPANY”

EMPIRE STATE REALTY TRUST, INC.

By:
Name:
Title:

“OPERATING PARTNERSHIP”

EMPIRE STATE REALTY OP, L.P.

By:
Name:
Title:

“CONTRIBUTOR”

60 EAST 42nd ST. ASSOCIATES L.L.C.

By:
Name:
Title:

B-33

EXHIBIT A

TO

CONTRIBUTION AGREEMENT

CONTRIBUTING ENTITIES, CONTRIBUTED PROPERTIES

AND PROPERTY INTERESTS

Set forth below is a list of each Contributing Entity, its Contributed Property and the Property Interests that are intended to be contributed, directly or indirectly, to the Operating Partnership as part of the Formation Transactions.

Contributing Entity	Contributed Property	Property Interest
Empire State Building Associates L.L.C.	Empire State Building	Ground lessee and indirect fee owner
Empire State Building Company L.L.C.		Operating sublessee

60 East 42nd St. Associates L.L.C.	One Grand Central Place	Fee owner
Lincoln Building Associates L.L.C.		Operating lessee

250 West 57th St. Associates L.L.C.	250 West 57th Street	Fee owner
Fisk Building Associates L.L.C.		Operating lessee

Seventh & 37th Building Associates L.L.C.	501 Seventh Avenue	Fee owner
501 Seventh Avenue Associates L.L.C.		Operating lessee

1333 Broadway Associates L.L.C.	1333 Broadway	Fee owner

1350 Broadway Associates L.L.C.	1350 Broadway	Ground lessee

Marlboro Building Associates L.L.C.	1359 Broadway	Fee owner

1185 Swap Portfolio L.P.	10 Bank Street	Indirect fee owner
	1542 Third Avenue	Indirect fee owner

Fairfield Merrittview Limited Partnership	383 Main Avenue	Indirect fee owner

Soundview Plaza Associates II L.L.C.	69-97 Main Street	Indirect fee owner

East West Manhattan Retail Portfolio L.P.	77 West 55th Street	Indirect fee owner
	1010 Third Avenue	Indirect fee owner

BBSF LLC	Parcel T in Stamford, CT	Fee owner

One Station Place, Limited Partnership	Metro Center	Fee owner

New York Union Square Retail L.P.	10 Union Square	Fee owner

Westport Main Street Retail L.L.C.	103-107 Main Street	Fee owner

First Stamford Place L.L.C.	First Stamford Place	Indirect co-tenant
Fairfax Merrifield Associates L.L.C.		Indirect co-tenant
Merrifield Apartments Company L.L.C.		Indirect operating lessee

500 Mamaroneck Avenue L.P.	500 Mamaroneck Avenue	Co-tenant

B-34

OPTIONAL CONTRIBUTING ENTITIES, OPTIONAL CONTRIBUTED PROPERTIES

AND OPTIONAL PROPERTY INTERESTS

Set forth below is a list of each Optional Contributing Entity, its Optional Contributed Property and the Optional Property Interests that may, at the Company’s option, be contributed, directly or indirectly, to the Operating Partnership upon the final resolution of certain litigation with respect to such Optional Contributed Properties.

Optional Contributing Entity	Optional Contributed Property	Optional Property Interest
112 West 34th Street Associates L.L.C.	112-120 West 34th Street	Ground lessee
	122 West 34th Street	Fee owner

112 West 34th Street Company L.L.C.	112-122 West 34th Street	Operating sublessee

1400 Broadway Associates L.L.C.	1400 Broadway	Ground lessee

B-35

EXHIBIT B

TO

CONTRIBUTION AGREEMENT

FORM OF CONTRIBUTION AND ASSUMPTION AGREEMENT

Dated as of

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, the undersigned (“Contributor”) hereby assigns, transfers, sells and conveys to Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”) or its designee, its entire legal and beneficial right, title and interest in, to and under the following (excluding, however, any Excluded Assets):

•

all of the Contributed Assets and the Assumed Agreements together with all amendments, waivers, supplements and other modifications of and to such Assumed Agreements through the date hereof, in each case to the fullest extent the assignment thereof is permitted by applicable Laws.

TO HAVE AND TO HOLD the same unto the Operating Partnership, its successors and assigns, forever.

Upon the execution and delivery hereof, the Operating Partnership absolutely and unconditionally accepts the foregoing assignment from Contributor of each Contributed Asset and Assumed Agreement listed for Contributor on Schedule A attached hereto, if any, and assumes all Assumed Liabilities (excluding, however, any Excluded Liabilities) from Contributor, and agrees to be bound by the terms, conditions and covenants thereof, and to perform all duties and obligations of Contributor thereunder from and after the date hereof. The Operating Partnership assumes no Excluded Liabilities, if any, and the parties thereto agree that all Excluded Liabilities, if any, shall remain the sole responsibility of Contributor.

Contributor, for itself, its successors and assigns, hereby covenants and agrees that, at any time and from time to time after the date hereof upon the written request of the Operating Partnership or its successors or assigns, Contributor will, without further consideration, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, each and all of such further acts, deeds, assignments, transfers, conveyances and assurances as may reasonably be required by the Operating Partnership or such successors and assigns in order to assign, transfer, set over, convey, assure and confirm unto and vest in the Operating Partnership, its successors and assigns, title to the Contributed Assets and the Assumed Agreements granted, sold, transferred, conveyed and delivered by this Agreement.

Capitalized terms used herein, but not defined have the meanings ascribed to them in the Contribution Agreement, dated as of [                    ], 201[    ], between the Operating Partnership, Contributor and the other parties thereto.

[Remainder of page left intentionally blank.]

B-36

IN WITNESS WHEREOF, the parties have duly executed and delivered this Contribution and Assumption Agreement as of the date first written above.

“CONTRIBUTOR”

60 EAST 42nd ST. ASSOCIATES L.L.C.

By:
Name:
Title:

“OPERATING PARTNERSHIP”

EMPIRE STATE REALTY OP, L.P.

By:
Name:
Title:

B-37

EXHIBIT C

TO

CONTRIBUTION AGREEMENT

FORM OF EXISTING LOAN INDEMNITY AGREEMENT

B-38

EXHIBIT D

TO

CONTRIBUTION AGREEMENT

FORM OF TENANT ESTOPPEL

B-39

EXHIBIT G

TO

CONTRIBUTION AGREEMENT

FORM OF REGISTRATION RIGHTS AGREEMENT

B-40

EXHIBIT H

TO

CONTRIBUTION AGREEMENT

FORM OF LOCK-UP AGREEMENT

B-41

Empire Realty Trust, Inc.

Lock-Up Agreement

[Date]

[Names of Underwriters]

[Address of Underwriters]

as Representatives of the several

Underwriters to be named in the

within-mentioned Underwriting Agreement

Re: Empire Realty Trust, Inc.—Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in such agreement (collectively, the “Underwriters”) with Empire Realty Trust, Inc., a Maryland corporation (the “Company”), providing for a public offering (the “Public Offering”) of the Common Stock of the Company (the “Shares”) pursuant to a Registration Statement on Form S-11 to be filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the periods specified in the following paragraph (the “Lock-Up Periods”), the undersigned will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company or units of limited partnership interest in Empire Realty Trust, L.P. (“OP Units”), or any options or warrants to purchase any shares of Common Stock of the Company or OP Units, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company or OP Units, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Shares”), and the undersigned will not exercise any right with respect to the registration of any of the Undersigned’s Shares, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended. The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

The first initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 180 days after the public offering date set forth on the final prospectus used to sell the Shares (the “Public Offering Date”) pursuant to the Underwriting Agreement, with respect to 50% of the Undersigned’s Shares (as determined at the time of expiration of such initial Lock-Up Period), and the second initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 365 days after the Public Offering Date, with respect to the remaining amount the Undersigned’s Shares; provided, however, that if (1) during the last 17 days of either of the initial Lock-Up Periods, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of either of the initial Lock-Up Periods, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 15-day period following the last day of such initial Lock-Up Period, then in each case such Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless each Representative waives, in writing, such extension.

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[Names of Underwriters]

The undersigned hereby agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of either initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that such Lock-Up Period (as such may have been extended pursuant to the previous paragraph) has expired.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) to members of the immediate family of the undersigned, provided that any such immediate family member agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iv) to affiliates of, or entities controlled by, the undersigned, provided that any such affiliate or controlled entity agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (v) with the prior written consent of each Representative on behalf of the Underwriters. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer the capital stock of the Company to any wholly-owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Agreement and there shall be no further transfer of such capital stock except in accordance with this Agreement, and provided further that any such transfer shall not involve a disposition for value. It shall be a further condition to any transfer permitted by this paragraph (including clauses (i) through (v) above) that such transfer is not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended, and that the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfer. After giving effect to the transactions contemplated by the Public Offering, and, except as contemplated in this paragraph , for the duration of this Lock-Up Agreement, the undersigned will have good title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

In addition to the foregoing, the undersigned may sell shares of Common Stock of the Company purchased by the undersigned on the open market following the public offering of Common Stock of the Company if and only if such sales are not required to be reported in any public report or filing with the SEC or otherwise and the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Very truly yours,

Exact Name of Shareholder

Authorized Signature

Title

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EXHIBIT I

TO

CONTRIBUTION AGREEMENT

ARTICLES

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SCHEDULE 1.4

TO

CONTRIBUTION AGREEMENT

EXCLUDED ASSETS

(a)	All cash and cash equivalents (including certificates of deposit), except to the extent otherwise provided for in Section 1.4 of the Agreement;

(b)	Any right to a refund or other payment relating to a period ending at or prior to the Closing Date, including any real estate tax refund;

(c)	Bank accounts (other than bank accounts holding any refundable cash security deposits, or other credit enhancements held by or for the benefit of Contributor under any applicable Assumed Agreements for the Property or reserves delivered to the Operating Partnership);

(d)	Any refund related to a period at or prior to Closing in connection with the termination of Contributor’s existing insurance policies;

(e)	All contracts between Contributor and any law or accounting firm prior to the Closing Date; and

(f)	Any materials relating to the background or financial condition of a present or prior Participant of Contributor.

SCHEDULE 1.8

TO

CONTRIBUTION AGREEMENT

CALCULATION OF CONTRIBUTOR VALUE

For the purposes of the Agreement, the “Value” of Contributor shall be calculated pursuant to the formula set forth below. Capitalized terms used in this Schedule 1.8 shall have the meanings set forth below and capitalized terms used in this Schedule 1.8 without definition shall have the meanings assigned to such terms in the Agreement.

Number of Shares of OP Units = V/IPO Price

V = AP x TIV

where:

V = Value

AP = Allocable Percentage

TIV = Total Inside Value

“Allocable Percentage” shall mean the percentage calculated as a fraction, the numerator of which is Contributor’s Exchange Value and the denominator of which is the aggregate Exchange Value of the Contributing Entities plus the Management Companies plus any Optional Contributing Entity to the extent consolidated simultaneously with the Formation Transactions on the Closing Date.

“Exchange Value” shall mean the final exchange value determined in accordance with the valuation described in the Prospectus/Consent Solicitation Statement included in the registration statement on Form S-4 for the Company, as the same may be amended or supplemented.

“Public Equity” shall mean the product of: (i) the aggregate number of shares of Class A Common Stock sold to the public in the IPO (excluding the over-allotment option, if any) times (ii) the IPO Price.

“Total Equity” shall mean the product of: (i) the sum of (A) the aggregate number of shares of Common Stock to be outstanding immediately following the IPO Closing (excluding the over-allotment option, if any) and (B) the aggregate number of OP Units to be outstanding immediately following the IPO Closing other than OP Units held by the Company times (ii) the IPO Price.

“Total Inside Value” shall mean the sum of Total Equity minus Public Equity.

60 EAST 42ND ST. ASSOCIATES L.L.C.

PRELIMINARY CONSENT FORM

Reference is made to the Prospectus/Consent Solicitation Statement and the related Prospectus Supplement and Notice of Consent Solicitation to Participants, each dated [                ,      ] 2012. The undersigned participant in the entity named above (the “subject LLC”) hereby votes as set forth below with respect to all participation interests in the subject LLC which the undersigned may be entitled to vote:

Please check the appropriate box.

1.	A.	CONSOLIDATION

FOR ☐	AGAINST ☐	ABSTAIN ☐

The consolidation (“the consolidation”) of the subject LLC into Empire State Realty Trust, Inc. (the “company”) as described in the Prospectus/Consent Solicitation Statement, including the authorization of Malkin Holdings LLC (the “supervisor”) to take, on behalf of the subject LLC, any and all actions that are necessary or appropriate to carry out the consolidation. By voting for the consolidation, the undersigned hereby agrees to all the terms of the Contribution Agreement attached as Appendix B to the supplement (the “Supplement”) with respect to the subject LLC (the “Contribution Agreement”).

B.	ELECTION OF OPERATING PARTNERSHIP UNITS OR CLASS A COMMON STOCK

(i)	CLASS A COMMON STOCK:

☐	The undersigned will receive its consideration in accordance with the following election*:

☐ Operating Partnership Units of Empire State Realty OP, L.P. (the “Operating Partnership”)

I wish to receive     % of the consideration in the form of Operating Percentage Units of the operating partnership.

☐ Class A Common Stock of Empire Realty Trust, Inc.

I wish to receive     % of the consideration in the form of Class A common stock.

* If no box is checked, the consideration will be 100% operating partnership units.

If a box is checked, but no percentage is filled in, the percentage will be deemed to be 100%.

C.	ELECTION OF CLASS B COMMON STOCK

If you elect to receive operating partnership units under item 1.B., you may elect to receive one share of Class B common stock (entitling you to 50 votes) in lieu of one operating partnership unit out of every 50 operating partnership units which you otherwise will receive. If you wish to receive Class B common stock, please check the following box.**

☐ Class B Common Stock of Empire Realty Trust, Inc.

I wish to receive     % of the maximum amount of Class B common stock to which I am entitled.

** If the box is checked, but no percentage is filled in, the percentage will be deemed to be 100%.

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2.	THIRD-PARTY PORTFOLIO SALE

FOR ☐	AGAINST ☐	ABSTAIN ☐

Authorization of the supervisor to approve an offer from an unaffiliated third-party to purchase the consolidated portfolio if a definitive agreement is signed by December 31, 2015, and to take on behalf of the subject LLC any and all actions that are necessary or appropriate to carry out the foregoing, on the terms described in the Prospectus/Consent Solicitation Statement and Prospectus Supplement.

3.	VOLUNTARY PRO RATA REIMBURSEMENT PROGRAM FOR LITIGATION AND ARBITRATION COSTS

CONSENTS TO ☐	DOES NOT CONSENT TO ☐	ABSTAIN ☐

Voluntary pro rata reimbursement to the supervisor and Peter L. Malkin as described in the Prospectus/Consent Solicitation Statement and Prospectus Supplement for the prior advances of all costs, plus interest, incurred in connection with litigations and arbitrations with the former property manager and leasing agent of the property in which the subject LLC owns an interest.

THIS CONSENT SOLICITATION IS MADE ON BEHALF OF THE SUPERVISOR, MALKIN HOLDINGS LLC. THE SUPERVISOR RECOMMENDS THAT PARTICIPANTS CONSENT TO EACH OF THE FOREGOING ITEMS.

WHAT EACH PARTICIPANT RECEIVES IN THE CONSOLIDATION OR THIRD-PARTY PORTFOLIO SALE WILL BE BASED ON THE ALLOCATION MADE IN ACCORDANCE WITH EXCHANGE VALUE AND THE ENTERPRISE VALUE DETERMINED IN THE COMPANY’S INITIAL PUBLIC OFFERING (THE “IPO”) OR SUCH SALE. THE EXCHANGE VALUE SHOWN IN THE PROSPECTUS/CONSENT SOLICITATION IS MADE BY DUFF & PHELPS, LLC (THE “INDEPENDENT VALUER”).

IF THIS CONSENT FORM IS SIGNED AND RETURNED WITHOUT A CHOICE INDICATED AS TO ITEMS 1.A OR 2, THE PARTICIPANT WILL BE DEEMED TO HAVE CONSENTED TO SUCH ITEM. IF THIS CONSENT FORM IS SIGNED AND RETURNED WITHOUT A CHOICE INDICATED AS TO ITEM 3, THE PARTICIPANT WILL BE DEEMED NOT TO HAVE CONSENTED TO SUCH ITEM.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN COMPLETING THIS FORM, PLEASE CALL MACKENZIE PARTNERS, INC. (888-410-7850), WHICH HAS BEEN ENGAGED BY THE SUPERVISOR TO ASSIST IN ANSWERING PARTICIPANT INQUIRIES.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS CONSENT FORM, INCLUDING (1) THE ENCLOSED CERTIFICATE OF NON-FOREIGN STATUS (IF APPLICABLE) AND (2) THE ENCLOSED INTERNAL REVENUE SERVICE FORM W-9 (OR OTHER APPLICABLE FORM), ALL IN THE ENVELOPE PROVIDED. NO POSTAGE IS REQUIRED IF MAILED IN THE U.S. (ALTERNATIVELY, YOU MAY FAX TO 212-929-0308 OR EMAIL TO MALKINHOLDINGS@MACKENZIEPARTNERS.COM.)

If you own participation interests in more than one group in the subject LLC, your consent applies to all such interests.

This consent form signature page also constitutes the signature page for the Lockup Agreement, the form of which is the exhibit to the Contribution Agreement. This consent form signature page also constitutes the

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signature page for the Limited Partnership Agreement and Registration Rights Agreement, the forms of which are attached as Appendixes D and E, respectively, to the Supplement. By executing this consent form, you agree to be bound by each such applicable agreement in the form attached to the Contribution Agreement or the Supplement, as applicable, all with the same effect as if you signed that agreement. Execution of this page constitutes execution of each such agreement, and the undersigned authorizes this page to be attached as a counterpart signature page for each such agreement.

This consent form must be completed and returned before the expiration date determined by the supervisor.

Date:

Name of Participant:

Investor ID#:

Original investment:	$
Exchange Value*:	$
Voluntary Reimbursement Share:	$

Signature(s) of Participant or Authorized Signatory	Signature(s) of Participant or Authorized Signatory

Title (if Trust or entity)	Title (if Trust or entity)

Please sign your name exactly as shown in print above. If there are two or more joint holders, all such holders must sign. If signing as attorney-in-fact, executor, administrator, trustee or guardian, please give your full title. If signing for an entity (corporation, partnership, or limited liability company), please give your full title (officer, partner, or authorized person). If more than one signature is required, this consent form may be executed in separate counterparts.

* Exchange value has been derived from the appraisal by the Independent Valuer and does not represent the value of the consideration you will receive in the consolidation, which will be based on the enterprise value determined in connection with the pricing of the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO and may be higher or lower than the aggregate exchange value. Historically, in a typical initial public offering of a real estate investment trust, the enterprise value and IPO price are at a discount to the net asset value of the real estate investment trust’s portfolio of properties, which in turn may be above or below the aggregate exchange value. Exchange value has been computed without deduction for voluntary reimbursement.

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CERTIFICATION OF NON-FOREIGN STATUS: INSTRUCTIONS

THE FOLLOWING TWO PAGES CONTAIN CERTIFICATIONS OF NON-FOREIGN STATUS FOR (1) PARTICIPANTS THAT ARE INDIVIDUALS AND (2) PARTICIPANTS THAT ARE ENTITIES OTHER THAN INDIVIDUALS, RESPECTIVELY. IF YOU ARE A U.S. PERSON FOR U.S. FEDERAL INCOME TAX PURPOSES, PLEASE COMPLETE THE APPLICABLE CERTIFICATION AND INCLUDE IT WITH YOUR CONSENT FORM IN ORDER TO PREVENT U.S. FEDERAL WITHHOLDING TAX FROM APPLYING TO THE CONSIDERATION THAT YOU RECEIVE IN THE CONSOLIDATION.

IF A PARTICIPANT IS AN ENTITY SUCH AS A LIMITED LIABILITY COMPANY THAT IS TREATED AS A “DISREGARDED ENTITY” FOR U.S. FEDERAL INCOME TAX PURPOSES, THE OWNER OF THE PARTICIPANT (OR, IF THE PARTICIPANT IS OWNED BY ANOTHER DISREGARDED ENTITY, THE FIRST INDIRECT OWNER OF THE PARTICIPANT THAT IS NOT TREATED AS A DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES) SHOULD COMPLETE THE CERTIFICATION OF NON-FOREIGN STATUS.

IF YOU ARE NOT A U.S. PERSON FOR U.S. FEDERAL INCOME TAX PURPOSES, DO NOT COMPLETE A CERTIFICATION OF NON-FOREIGN STATUS. SEE “U.S. FEDERAL INCOME TAX CONSIDERATIONS—U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE CONSOLIDATION— WITHHOLDING CONSIDERATIONS FOR PARTICIPANTS” IN THE PROSPECTUS/CONSENT SOLICITATION STATEMENT FOR MORE INFORMATION.

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CERTIFICATION OF NON-FOREIGN STATUS (INDIVIDUAL PARTICIPANT)

Reference is made to the Prospectus/Consent Solicitation Statement and the related Supplement and Notice of Consent Solicitation to Participants, each dated                     , 2012 (the “Consent Solicitations”).

To inform Empire State Realty OP, L.P. that withholding of tax is not required upon the consummation of the transactions contemplated in the Consent Solicitations, the undersigned hereby certifies the following:

1.	My name is .

2.	I am not a nonresident alien for purposes of U.S. federal income taxation;

3.	My U.S. taxpayer identifying number (Social Security number) is ; and

4.	My home address is .

I understand that this certificate may be disclosed to the Internal Revenue Service by Empire State Realty OP, L.P. and that any false statement I have made here could be punished by fine, imprisonment or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete.

Date:

Signature(s) of Participant	Signature(s) of Participant

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CERTIFICATION OF NON-FOREIGN STATUS (NON-INDIVIDUAL ENTITY PARTICIPANT)

Reference is made to the Prospectus/Consent Solicitation Statement and the related Supplement and Notice of Consent Solicitation to Participants, each dated                     , 2012 (the “Consent Solicitations”).

To inform Empire State Realty OP, L.P. that withholding of tax is not required upon the consummation of the transactions contemplated in the Consent Solicitations, the undersigned hereby certifies the following on behalf of the Participant:

1.	The name of the Participant is: .

2.	The Participant is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Treasury Regulations);

3.	The Participant is not a disregarded entity as defined in Treasury Regulation §1.1445-2(b)(2)(iii);

4.	The Participant’s U.S. employer identification number is ; and

5.	The Participant’s office address is: .

The Participant understands that this certification may be disclosed to the Internal Revenue Service by Empire State Realty OP, L.P. and that any false statement contained herein could be punished by fine, imprisonment or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Participant.

Date:

Signature(s) of Authorized Signatory	Signature(s) of Authorized Signatory

Title	Title

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INTERNAL REVENUE SERVICE FORM W-9 AND W-8

If you are a “U.S. person” for U.S. federal income tax purposes, please complete, sign and date the attached Internal Revenue Service Form W-9 “Request for Taxpayer Identification Number and Certification” in accordance with the instructions accompanying such form (also attached) and include it with your consent form. If you are not a “U.S. person” for U.S. federal income tax purposes, you are generally required to complete an Internal Revenue Service Form W-8BEN “Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding” (the “W-8BEN”) or a different Form W-8, depending on your individual circumstances. If you are required to complete a W-8BEN or an alternate form, please complete, sign and date the appropriate form and include it with your consent form. Forms W-8BEN and alternate forms can be found online at www.irs.gov.

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NON-U.S. PERSONS SHALL COMPLETE THE APPLICABLE IRS FORM W-8. THIS FORM MUST BE COMPLETED BY ALL U.S. PERSONS PARTICIPATING IN THE CONSOLIDATION. FAILURE TO COMPLETE AND RETURN THIS FORM (OR FOR NON-U.S. PERSONS, THE APPLICABLE IRS FORM W-8) MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE CONSOLIDATION. ADDITIONAL INSTRUCTIONS ARE AVAILABLE ONLINE AT http://www.irs.gov/pub/irs-pdf/fw9.pdf.

TAXPAYER’S NAME:

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification No.	Part I Taxpayer Identification No.—For All Accounts

Enter your taxpayer identification number in the appropriate box. For most individuals and sole proprietors, this is your social security number. For other entities, it is your employer identification number. If you do not have a number, see “How to Get a TIN” in the online instructions, available at:

http://www.irs.gov/pub/irs-pdf/fw9.pdf.

Note: If the account is in more than one name, see the chart in the online instructions to determine what number to enter.

	Social Security Number OR Employer Identification Number	Part II—For Payees Exempt From Backup Withholding, see the additional instructions available online at http://www.irs.gov/pub/irs-pdf/fw9.pdf.

Check appropriate box:

☐ Individual/Sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/Estate ☐ Limited liability company. Enter tax classification (D = disregarded entity, C = corporation, P = partnership) V             ☐ Other (specify)

☐ Exempt from Backup Withholding

Part III Certification—Under penalties of perjury, I certify that:

(1)	The number shown on this form is my correct taxpayer identification number or I am waiting for a number to be issued to me;

(2)	I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of the documents accompanying this form other than the certifications required to avoid backup withholding.

SIGNATURE                                                         DATE                     , 2012

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REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of                     , 2012, is made and entered into by and between Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), and certain persons listed on Schedule 1 hereto.

RECITALS

WHEREAS, in connection with the initial public offering (the “IPO”) of shares of the Company’s Class A common stock, $0.01 par value per share (the “Class A Common Stock”), the Company and Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”), have entered into certain agreements pursuant to which they will engage in certain formation transactions (the “Formation Transactions”), pursuant to which holders of interests (or certain related parties) (collectively, the “Existing Holders”) in the entities participating in the Formation Transactions (the “Existing Entities”) will receive, in exchange for their respective interests in the Existing Entities, directly or indirectly through distributions of such securities by the Existing Entities, (i) units representing limited partnership interests (the “OP Units”) of the Operating Partnership, redeemable, under certain circumstances, into shares of Class A Common Stock on a one-for-one basis (the “Contributor OP Interests”); (ii) shares of Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”) of the Company, convertible, under certain circumstances, into shares of Class A Common Stock on a one-for-one basis (the “Contributor REIT Interests” and, together with the Contributor OP Interests, the “Contributor Interests”); (iii) shares of Class A Common Stock (the “Initial Contributor Shares”); and/or (iv) cash;

WHEREAS, the Company plans to grant at the closing of the IPO (i) shares of restricted Class A Common Stock (“Restricted Shares”) pursuant to Restricted Stock Agreements (the “Restricted Stock Agreements”) between the Company and certain members of its senior management team and independent directors (the “Restricted Share Recipients”) as an award under the Company’s 2012 Equity Incentive Plan (the “Equity Plan”); and/or (ii) LTIP Units (“Management LTIP Units”) pursuant to LTIP Award Agreements (the “LTIP Award Agreements”) between the Company and certain members of its senior management team and independent directors (the “LTIP Recipients”) as an award under the Equity Plan;

WHEREAS, the Company may, from time to time, grant to members of its senior management team and its independent directors additional awards under the Equity Plan consisting of, or based upon, shares of Class A Common Stock (the “Additional Plan Shares”); and

WHEREAS, the Company desires to enter into this Agreement with the Holders (as defined below) in order to grant the Holders the registration rights contained herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.    Definitions. As used in this Agreement, the following terms shall have the following meanings:

“1% Holder” shall mean (i) the Helmsley Trust and (ii) the Malkin Group.

“1% Holder Piggy-Back Registration” shall have the meaning set forth in Section 2.3 of this Agreement.

“Additional Plan Shares” shall have the meaning set forth in the Recitals hereof.

“Agreement” shall mean this Registration Rights Agreement as originally executed and as amended, supplemented or restated from time to time.

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“Board” shall mean the Board of Directors of the Company.

“Business Day” shall mean any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are directed or permitted to be closed.

“Class A Common Stock” shall have the meaning set forth in the Recitals hereof.

“Class B Common Stock” shall have the meaning set forth in the Recitals hereof.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning set forth in the introductory paragraph hereof.

“Company Piggy-Back Registration” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Contributor Interests” shall have the meaning set forth in the Recitals hereof.

“Contributor OP Interests” shall have the meaning set forth in the Recitals hereof.

“Contributor REIT Interests” shall have the meaning set forth in the Recitals hereof.

“Contributor Shares” shall mean the Initial Contributor Shares and the shares of Class A Common Stock that may be acquired by the Holders in connection with the exercise by such Holders of the exchange or conversion rights associated with the Contributor Interests.

“Controlling Person” shall have the meaning set forth in Section 5(a) of this Agreement.

“Convertible Class B Common Stock” shall mean shares of Class B Common Stock that may be automatically converted to shares of Class A Common Stock pursuant to Section 6.3.7 of the Articles of Amendment and Restatement of the Company.

“Demand Holder” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Demand Period” shall mean the period commencing on the date that is six (6) months after the closing of the IPO and ending on the Resale Shelf Effective Date.

“Demand Registration” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Demand Registration Notice” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Demand Registration Statement” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Depositary” shall mean The Depository Trust Company, or any other depositary appointed by the Company, provided, however, that such depositary must have an address in the Borough of Manhattan, in the City of New York.

“End of Suspension Notice” shall have the meaning set forth in Section 3(a) of this Agreement.

“Equity Plan” shall have the meaning set forth in the Recitals hereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended (or any corresponding provision of succeeding law) and the rules and regulations thereunder.

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“Exchangeable OP Units” shall mean OP Units that may be redeemable for cash or, at the Company’s option, exchangeable for shares of Class A Common Stock pursuant to Section 8.06 of the Amended and Restated Agreement of Limited Partnership of the Operating Partnership.

“Existing Entities” shall have the meaning set forth in the Recitals hereof.

“Existing Holders” shall have the meaning set forth in the Recitals hereof.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“Helmsley Trust” means the Estate of Leona M. Helmsley, The Leona M. and Harry B. Helmsley Charitable Trust and their respective affiliates, assigns and transferees.

“Holders” shall mean (i) the Existing Holders, the LTIP Recipients and the Restricted Share Recipients as holders of Registrable Securities and (ii) any direct or indirect transferee (to the extent permitted under the Articles of Amendment and Restatement of the Company, the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, the Restricted Award Agreements, or the LTIP Award Agreements, as applicable) of such Registrable Securities from an Existing Holder, an LTIP Recipient or a Restricted Share Recipient, as the case may be, provided, that such transferee agrees in writing to be bound by all the provisions hereof. For purposes of this Agreement, the Company may deem and treat the registered holder of a Registrable Security as the Holder and absolute owner thereof, unless notified to the contrary in writing by the registered Holder thereof.

“Initial Contributor Shares” shall have the meaning set forth in the Recitals hereof.

“IPO” shall have the meaning set forth in the Recitals hereof.

“Issuer Shelf Effective Date” shall have the meaning set forth in Section 2.1(b)(iii) of this Agreement.

“Issuer Shelf Registration Statement” shall have the meaning set forth in Section 2.1(b)(i) of this Agreement.

“Liabilities” shall have the meaning set forth in Section 5(a)(i) of this Agreement.

“LTIP Award Agreements” shall have the meaning set forth in the Recitals hereof.

“LTIP Recipients” shall have the meaning set forth in the Recitals hereof.

“LTIP Units” shall mean OP Units issued by the Operating Partnership classified as LTIP Units.

“Malkin Group” shall mean all of the following, as a group: Anthony E. Malkin, Peter L. Malkin and each of their lineal descendents (including spouses of such descendents), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing.

“Market Value” shall mean, with respect to the Class A Common Stock, the average of the daily market price for the ten (10) consecutive trading days immediately preceding the date of a written request for an Underwritten Offering pursuant to Section 2.1(c) hereto or for registration pursuant to Section 2.2(a) hereto. The market price for each such trading day shall be: (i) if the Class A Common Stock is listed or admitted to trading on any securities exchange, the closing price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day, in either case as reported in the principal consolidated transaction reporting system, (ii) if the Class A Common Stock is not listed or admitted to trading

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on any securities exchange, the last reported sale price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the Company, or (iii) if the Class A Common Stock is not listed or admitted to trading on any securities exchange and no such last reported sale price or closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the Company, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than ten (10) days prior to the date in question) for which prices have been so reported; provided that if there are no bid and asked prices reported during the ten (10) days prior to the date in question, the Market Value of the Class A Common Stock shall be determined by the Board acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.

“Management LTIP Units” shall have the meaning set forth in the Recitals hereof.

“Management Shares” shall mean the Class A Common Stock that may be acquired by the LTIP Recipients in connection with the exercise by such LTIP Recipients of the exchange rights associated with the Management LTIP Units.

“Non-requesting Holders” shall have the meaning set forth in Section 2.3 of this Agreement.

“Notice and Questionnaire” shall mean a written notice, substantially in the form attached as Exhibit A, delivered by a Holder to the Company (i) notifying the Company of such Holder’s desire to include Registrable Securities held by it in a Resale Shelf Registration Statement, (ii) containing all information about such Holder required to be included in such Resale Shelf Registration Statement in accordance with applicable law, including Item 507 of Regulation S-K promulgated under the Securities Act, as amended from time to time, or any similar successor rule thereto, and (iii) pursuant to which such Holder agrees to be bound by the terms and conditions hereof.

“Operating Partnership” shall have the meaning set forth in the Recitals hereof.

“OP Units” shall have the meaning set forth in the Recitals hereof.

“Person” shall mean any individual, partnership, corporation, limited liability company, joint venture, association, estate, trust, unincorporated organization or other governmental or legal entity.

“Public Existing Entities” shall mean Empire State Building Associates L.L.C., a New York limited liability company, 60 East 42nd St. Associates L.L.C., a New York limited liability company and 250 West 57th St. Associates L.L.C., a New York limited liability company.

“Primary Shares” shall have the meaning set forth in Section 2.1(b)(i) of this Agreement.

“Recommended Offering Size” shall have the meaning set forth in Section 2.4 of this Agreement.

“Registrable Securities” shall mean at any time (i) the Contributor Shares, (ii) the Management Shares, (iii) the Restricted Shares and (iv) the Additional Plan Shares, each upon original issuance thereof and at all times subsequent thereto, including upon the transfer thereof by the original Holders or any subsequent Holders and any securities issued in respect of such securities by reason of or in connection with any exchange for or replacement of such securities or any stock dividend, stock distribution, stock split, purchase in any rights offering or in connection with any combination of shares, recapitalization, merger or consolidation, or any other equity securities issued pursuant to any other pro rata distribution with respect to the Class A Common Stock, until, as to any particular Registrable Security, the earliest time as one of the following shall have occurred: (i) a Registration Statement covering such securities has been declared effective by the Commission and all such

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shares have been disposed of pursuant to such effective Registration Statement; (ii) except in the case of Registrable Securities issued to the Helmsley Trust pursuant to an effective Registration Statement on Form S-4, such securities (other than Restricted Securities) were issued pursuant to an effective Registration Statement, (iii) such Registrable Securities have been publicly sold under Rule 144 under the Securities Act, (iv) with respect to Holders that individually hold less than 1% of the Registrable Securities originally issued in connection with the Formation Transactions, such Registrable Securities may be sold in one transaction pursuant to Rule 144; or (v) such securities have been otherwise transferred in a transaction that constitutes a sale thereof under the Securities Act and such shares subsequently may be resold or otherwise transferred by such transferee without registration under the Securities Act.

“Registration Statement” means any registration statement filed by the Company with the Commission in compliance with the Securities Act (including any Shelf Registration Statement or Demand Registration Statement) for a public offering and sale of the Class A Common Stock or other securities of the Company, including the prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all materials incorporated by reference or deemed to be incorporated by reference in such registration statement (other than a registration statement (i) on Form S-4 (including the registration statement on Form S-4 filed with the Commission in connection with the Formation Transactions) or Form S-8 or any successor form to Form S-4 or Form S-8 or in connection with any employee or director welfare, benefit or compensation plan, (ii) covering only securities proposed to be issued in exchange for securities or assets of another entity, (iii) in connection with an exchange offer or an offering of securities exclusively to existing security holders of the Company or its subsidiaries, (iv) relating to a transaction pursuant to Rule 145 of the Securities Act, (v) for an offering of debt, or (vi) for a dividend reinvestment plan).

“Requesting Holder” shall have the meaning set forth in Section 2.1(c) of this Agreement.

“Resale Shelf Effective Date” shall have the meaning set forth in Section 2.1(a) of this Agreement.

“Resale Shelf Registration Statement” shall have the meaning set forth in Section 2.1(a) of this Agreement.

“Restricted Securities” means shares of Class A Common Stock issued under an Issuer Shelf Registration Statement which if sold by the holder thereof would constitute “restricted securities” as defined under Rule 144 under the Securities Act.

“Restricted Shares” shall have the meaning set forth in the Recitals hereof.

“Restricted Share Recipients” shall have the meaning set forth in the Recitals hereof.

“Restricted Stock Agreements” shall have the meaning set forth in the Recitals hereof.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Selling Holder” shall mean a Holder who is selling Registrable Securities pursuant to a Registration Statement pursuant to the terms hereof.

“Selling Holders’ Counsel” shall mean the respective counsel for each 1% Holder holding Registrable Securities included in a Registration Statement.

“Shelf Effectiveness Period” shall have the meaning set forth in Section 2.1(e) of this Agreement.

“Shelf Registration Statement” shall mean a Resale Shelf Registration Statement and/or an Issuer Shelf Registration Statement.

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“Suspension Event” shall have the meaning set forth in Section 3(a) of this Agreement.

“Suspension Notice” shall have the meaning set forth in Section 3(a) of this Agreement.

“Underwritten Offering” shall mean a sale of securities of the Company to an Underwriter or Underwriters for reoffering to the public.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

Section 2.    Registrations.

2.1    Shelf Registration.

(a)    Resale Shelf Registration. Subject to Section 3 hereto, the Company agrees to use commercially reasonable efforts to file with the Commission not later than 12 months from the beginning of the first full calendar month following the closing of the IPO with the Commission a “shelf” registration statement on Form S-3 (or, if the Company is not eligible to use Form S-3, on Form S-11 or any similar or successor form) with respect to the resale of the Registrable Securities by the Holders thereof (a “Resale Shelf Registration Statement”) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. The Company shall use its commercially reasonable efforts to cause such Resale Shelf Registration Statement to be declared effective by the Commission within 120 days following the date of filing thereof (the “Resale Shelf Effective Date”). The Resale Shelf Registration Statement shall be on an appropriate form and the registration statement and any form of prospectus included therein (or prospectus supplement relating thereto) shall reflect the plan of distribution or method of sale as the Holders may from time to time notify the Company.

At the time the Resale Shelf Registration Statement is declared effective, each Holder that has delivered a duly completed and executed Notice and Questionnaire to the Company on or prior to the date ten (10) Business Days prior to such time of effectiveness shall be named as a selling securityholder in the Resale Shelf Registration Statement and the related prospectus in such a manner as to permit such Holder to deliver such prospectus to purchasers of Registrable Securities in accordance with applicable law. If required by applicable law, subject to the terms and conditions hereof, after effectiveness of the Resale Shelf Registration Statement, the Company shall file a supplement to such prospectus or amendment to the Resale Shelf Registration Statement not less than once a calendar quarter as necessary to name as selling securityholders therein any Holders that provide to the Company a duly completed and executed Notice and Questionnaire and shall use reasonable efforts to cause any post-effective amendment to such Resale Shelf Registration Statement filed for such purpose to be declared effective by the Commission as promptly as reasonably practicable after the filing thereof.

(b)    Issuer Shelf Registration.

(i)    The Company may, at its option, satisfy its obligation to prepare and file a Resale Shelf Registration Statement pursuant to Section 2.1(a) solely with respect to shares of Class A Common Stock issuable upon exchange of Exchangeable OP Units and/or conversion of Convertible Class B Common Stock by preparing and filing with the Commission not later than 12 months from the beginning of the first full calendar month following the closing of the IPO one or more “shelf” registration statements on Form S-3 (or, if the Company is not eligible to use Form S-3, on Form S-11 or any similar or successor form) (an “Issuer Shelf Registration Statement”) providing for (i) the issuance by the Company, from time to time, to the Holders of such Exchangeable OP Units and/or Convertible Class B Common Stock upon redemption or conversion thereof, of shares of Class A Common Stock registered under the Securities Act (the “Primary Shares”); and (ii) to the extent such Primary Shares constitute Restricted Securities, the registered resale thereof by their Holders from time to time in accordance with the methods of distribution elected by the Holders and set forth therein (but except as provided in Section 2.1(c) below, not an Underwritten Offering).

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(ii)    Notwithstanding Section 2.1(b)(i), the Company agrees to use commercially reasonable efforts to file with the Commission not later than 12 months from the beginning of the first full calendar month following the closing of the IPO with the Commission an Issuer Shelf Registration Statement with respect to the shares of Class A Common Stock issuable upon exchange of Exchangeable OP Units and Convertible Class B Common Stock issued to the Existing Holders in the Public Existing Entities.

(iii)    The Company shall use its commercially reasonable efforts to cause any Issuer Shelf Registration Statement to be declared effective by the Commission within 120 days following the date of filing thereof (the “Issuer Shelf Effective Date”).

(c)    Underwritten Registered Resales. Any offering by a 1% Holder under a Shelf Registration Statement shall be underwritten at the written request of such 1% Holder (such holder the “Requesting Holder”), provided, that: (i) the Registrable Securities requested to be registered in such Underwritten Offering shall have a Market Value of at least $150,000,000 on the date of such request, except that the fourth Underwritten Offering requested by the Helmsley Trust under this Section 2.1(c) shall have a Market Value of at least $100,000,000 on the date of such request; (ii) the Company shall not be obligated to effect more than two (2) Underwritten Offerings during any 12-month period following the Resale Shelf Effective Date; (iii) no 1% Holder shall have the ability to effect more than four (4) Underwritten Offerings under this Section 2.1(c); and (iv) the Company shall not be obligated to effect, or take any action to effect, an Underwritten Offering (a) within 90 days following the last date on which an Underwritten Offering was effected pursuant to this Section 2.1(c) or Section 2.2(a); or (b) during any lock-up period required by the Underwriters in any prior Underwritten Offering conducted by the Company on its own behalf or on behalf of selling stockholders. Any request for an Underwritten Offering hereunder shall be made to the Company in accordance with the notice provisions set forth in Section 8(f) hereto.

(d)    Underwriters. The Requesting Holder shall select the book-running managing Underwriter in connection with any Underwritten Offering pursuant to Section 2.1(c); provided, that such managing Underwriter must be reasonably satisfactory to the Company. The Requesting Holder may select any additional investment banks and managers to be used in connection with the Underwritten Offering; provided, that such additional investment bankers and managers must be reasonably satisfactory to the Company.

(e)    Shelf Registration Effectiveness. Subject to Sections 2.1(f) and 3 hereof, the Company shall use commercially reasonable efforts to keep any Shelf Registration Statement continuously effective for the period (the “Shelf Effectiveness Period”) beginning on the date on which a Shelf Registration Statement is declared effective and ending on the date that all of the Registrable Securities registered under a Shelf Registration Statement cease to be Registrable Securities. During the period that a Shelf Registration Statement is effective, the Company shall supplement or make amendments to the Shelf Registration Statement, if required by the Securities Act or if reasonably requested by the Holders (whether or not required by the form on which the securities are being registered), including to reflect any specific plan of distribution or method of sale, and shall use its commercially reasonable efforts to have such supplements and amendments declared effective, if required, as soon as practicable after filing.

(f)    Shelf Registration Subsequent Filings. The Company shall prepare and file such additional Registration Statements as necessary and use its commercially reasonable efforts to cause such Registration Statements to be declared effective by the Commission so that a Shelf Registration Statement remains continuously effective, subject to Section 3, with respect to the Registrable Securities as and for the period required under Section 2.1(e), as applicable (such subsequent Registration Statements to constitute a Resale Shelf Registration Statement or an Issuer Shelf Registration Statement, as the case may be, hereunder).

(g)    Selling Holders Become Party to Agreement. Each Holder acknowledges that by participating in its registration rights pursuant to this Agreement, such Holder will be deemed a party to this Agreement and will be bound by its terms, notwithstanding such Holder’s failure to deliver a Notice and Questionnaire; provided, that any Holder that has not delivered a duly completed Notice and Questionnaire shall not be entitled to be named as a Selling Holder in, or have the Registrable Securities held by it covered by, a Shelf Registration Statement.

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2.2    Underwritten Demand Registration.

(a)    Subject to Section 3 hereof, at any time during the Demand Period, any 1% Holder (the “Demand Holder”) may deliver to the Company a written notice (a “Demand Registration Notice”) informing the Company of the Demand Holder’s desire to have their Registrable Securities with a Market Value of at least $150,000,000 registered for sale under the Securities Act in an Underwritten Offering (a “Demand Registration”); provided, that each 1% Holder shall have the right to no more than one (1) Demand Registration during the Demand Period; provided, however, if a Resale Shelf Registration Statement is not declared effective by the Commission on or prior to the Resale Shelf Effective Date, each 1% Holder shall have the right to one additional Demand Registration for each 180-day period following such Resale Shelf Effective Date, during which the Resale Shelf Registration Statement is not declared effective by the Commission. As soon as reasonably practicable following receipt of a Demand Registration Notice, but in no event more than forty-five (45) days following receipt of such notice, the Company shall use its commercially reasonable efforts to prepare and file a registration statement on an appropriate form with respect to such Demand Registration (the “Demand Registration Statement”) and shall use its commercially reasonable efforts to cause such Demand Registration Statement to be declared effective by the Commission within 120 days following the date of filing thereof. Any request for a Demand Registration shall specify the number of Registrable Securities proposed to be sold in the Underwritten Offering and shall be made to the Company in accordance with the notice provisions set forth in Section 8(f) hereto. A Demand Registration effected pursuant to this Section 2.2(a) shall not be taken into account when calculating the number of Underwritten Offerings that have been effected by any 1% Holder for purposes of Section 2.1(c)(iii) of this Agreement.

(b)    Underwriters. The Demand Holder shall select the book-running managing Underwriter in connection with any Demand Registration pursuant to Section 2.2(a); provided, that such managing Underwriter must be reasonably satisfactory to the Company. The Demand Holder may select any additional investment banks and managers to be used in connection with the Underwritten Offering; provided, that such additional investment bankers and managers must be reasonably satisfactory to the Company.

2.3    Piggy-Back Rights. If the Company proposes to file a Registration Statement with respect to an Underwritten Offering of Class A Common Stock (i) by the Company for its own account or (ii) on behalf of a 1% Holder or if a 1% Holder requests an Underwritten Offering of its Registrable Securities pursuant to Section 2.1(c), then the Company shall give written notice of such proposed filing or request, as applicable, to all other 1% Holders (the “Non-requesting Holders”) as soon as practicable, and such notice shall offer such Non-requesting Holders the opportunity to register or include, as applicable, such number of shares of Registrable Securities as each such Non-requesting Holder may request (a “1% Holder Piggy-Back Registration”). Each Non-requesting Holder who wishes to participate in such Underwritten Offering shall notify the Company in writing within five (5) Business Days after the receipt by such Non-requesting Holder of the notice from the Company, and shall specify in such notice the number of Registrable Securities to be included in the Underwritten Offering, subject to Section 2.4. Subject to Section 2.4 below, the Company shall be permitted to register such number of shares of Class A Common Stock as it may elect with respect to Underwritten Offerings under Sections 2.1(c) and 2.2(a) (each a “Company Piggy-Back Registration”).

2.4    Reduction of Offering. Notwithstanding anything contained in Section 2.3, if the managing Underwriter(s) of an Underwritten Offering described in Sections 2.1 or 2.2 advise the Company and the 1% Holders in writing that the size of the intended offering is such that the success of the offering would be significantly and adversely affected by (i) inclusion of the Registrable Securities requested to be included by Non-requesting Holders in a 1% Holder Piggy-Back Registration or (ii) the inclusion of Class A Common Stock requested to be included by the Company in a Company Piggy-Back Registration, then: (x) first, to the extent the Company has exercised a Company Piggy-Back Registration, the amount of the Class A Common Stock to be offered for the account of the Company shall be reduced to the extent necessary to reduce the total amount of securities to be included in such Underwritten Offering to the amount recommended by such managing Underwriter(s) (the “Recommended Offering Size”), provided, that the amount of securities to be offered by the Company shall not be reduced to less than $25,000,000 for each

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such Underwritten Offering; (y) second, to the extent the reduction pursuant to clause (x) is not sufficient to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size, then the amount of Registrable Securities to be offered for the account of the Non-requesting Holders shall be reduced on a pro rata basis (based on the Registrable Securities requested for inclusion therein) to the extent necessary to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size, provided, that if the Helmsley Trust exercises a 1% Holder Piggy-Back Registration in connection with an Underwritten Offering under Section 2.1(c) during the first year following the Resale Shelf Effective Date, then its Registrable Securities included in such Underwritten Offering shall not be reduced before the Registrable Securities of all other 1% Holders, including the Registrable Securities of any Demand Holder or Requesting Holder in such Underwritten Offering, has first been so reduced; and (z) third, to the extent the reduction pursuant to clauses (x) and (y), as applicable, are not sufficient to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size, then the amount of Registrable Securities to be offered for the account of the Requesting Holder or Demand Holder, as applicable, shall be reduced on a pro rata basis (based on the Registrable Securities requested for inclusion therein) to the extent necessary to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size.

Section 3.    Black-Out Periods.

(a)    Notwithstanding the provisions of Sections 2.1(a), 2.1(b), 2.1(c), 2.2(a) or 4, the Company shall be permitted to postpone the filing of the Registration Statement (including any Shelf Registration Statement and Demand Registration Statement), and from time to time to require Holders not to sell under the Registration Statement or to suspend the use or effectiveness thereof, for such times as the Company reasonably may determine is necessary and advisable (but in no event shall the Company be entitled to exercise such right more than two times or for more than an aggregate of 150 days in any rolling 12-month period commencing on the date of this Agreement, except as a result of a refusal by the Commission to declare any post-effective amendment to the Registration Statement effective after the Company has used all commercially reasonable efforts to cause the post-effective amendment to be declared effective by the Commission, in which case, the Company must terminate the black-out period immediately following the effective date of the post-effective amendment), if any of the following events shall occur (each such circumstance a “Suspension Event”): (i) a majority of the Board determines in good faith that (A) the offer or sale of any Registrable Securities would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, corporate reorganization or other material transaction involving the Company, (B) after the advice of counsel, the sale of Registrable Securities pursuant to the Registration Statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law, or (C) (x) the Company has a bona fide business purpose for preserving the confidentiality of such transaction, (y) disclosure would have a material adverse effect on the Company or the Company’s ability to consummate such transaction, or (z) such transaction renders the Company unable to comply with Commission requirements, in each case under circumstances that would make it impractical or inadvisable, based on the advice of counsel, to cause the Registration Statement (or such filings) to become effective or to promptly amend or supplement the Registration Statement on a post effective basis, as applicable; or (ii) a majority of the Board determines in good faith, upon the advice of counsel, that it is in the Company’s best interest or it is required by law, rule or regulation to supplement the Registration Statement or file a post-effective amendment to the Registration Statement in order to ensure that the prospectus included in the Registration Statement (1) contains the information required under Section 10(a)(3) of the Securities Act; (2) discloses any facts or events arising after the effective date of the Registration Statement (or of the most recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth therein; or (3) discloses any material information with respect to the plan of distribution that was not disclosed in the Registration Statement or any material change to such information. Upon the occurrence of any such suspension, the Company shall use its commercially reasonable efforts to cause the Registration Statement to become effective or to promptly amend or supplement the Registration Statement on a post effective basis or to take such action as is necessary to permit resumed use of the Registration Statement or filing thereof as soon as possible.

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The Company will provide written notice (a “Suspension Notice”) to the Holders and the Selling Holders’ Counsel, if any, of the occurrence of any Suspension Event. If as a result of a Suspension Event, the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Holder agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until the Holder receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in the written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, each Holder will deliver to the Company (at the expense of the Company) all copies of the prospectus covering the Registrable Securities at the time of receipt of the Suspension Notice, other than permanent file copies in the possession of such Holder’s counsel. The Holders may recommence effecting sales of the Registrable Securities pursuant to the Registration Statement (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the Holders and to the Selling Holders’ Counsel, if any, promptly following the conclusion of any Suspension Event and its effect.

(b)    In connection with any Registration Statement utilized by the Company to satisfy its obligations under this Agreement, each Holder agrees to cooperate with the Company in connection with the preparation of the Registration Statement, and each Holder agrees that it will (i) respond within ten (10) Business Days to any written request by the Company to provide or verify information regarding the Holder or the Holder’s Registrable Securities (including the proposed manner of sale) that may be required to be included in such Registration Statement and related prospectus pursuant to the rules and regulations of the Commission, and (ii) provide in a timely manner information regarding the proposed distribution by the Holder of the Registrable Securities and such other information as may be requested by the Company from time to time in connection with the preparation of and for inclusion in the Registration Statement and related prospectus.

(c)    If all reports required to be filed by the Company pursuant to the Exchange Act have not been filed by the required date taking into account any permissible extension, upon written notice thereof by the Company to the Holders, the rights of the Holders to offer, sell or distribute any Registrable Securities pursuant to any Registration Statement or to require the Company take action with respect to the registration or sale of any Registrable Securities pursuant to any Registration Statement shall be suspended until the date on which the Company has filed such reports, and the Company shall use commercially reasonable efforts, taking into account the circumstances of the Company at such time, to file the required reports as promptly as commercially practicable, and shall notify the Holders as promptly as practicable when such suspension is no longer required.

(d)    Notwithstanding any provision herein to the contrary, if the Company shall give a Suspension Notice with respect to any Registration Statement pursuant to Section 3(a), the Company agrees that it shall extend the period of time during which such Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from the date of receipt by the Holders of the Suspension Notice to and including the date of receipt by the Holders of the End of Suspension Notice and provide copies of the supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event; provided, that, such period of time shall not be extended beyond the date that Class A Common Stock covered by such Registration Statement are no longer Registrable Securities.

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Section 4.    Registration Procedures.

(a)    Subject to Section 3 hereof, in connection with the filing of any Shelf Registration Statement (and, to the extent applicable, any Demand Registration Statement) as provided in this Agreement, the Company shall use commercially reasonable efforts to, as expeditiously as reasonably practicable:

(i)    prepare and file with the Commission a Registration Statement with respect to such Registrable Securities, within the relevant time period specified in Sections 2.1(a), 2.1(b)(ii) and/or 2.2(a) hereof, on the appropriate form under the Securities Act, which form (1) shall be selected by the Company, (2) shall be available for the registration and sale of the Registrable Securities by the Selling Holders thereof, (3) shall comply as to form in all material respects with the requirements of the applicable form and include or incorporate by reference all financial statements required by the Commission to be filed therewith or incorporated by reference therein, and (4) shall comply in all respects with the requirements of Regulation S-T under the Securities Act, and otherwise comply with its obligations under Section 2 hereof;

(ii)    prepare and file with the Commission such amendments and post-effective amendments to such Registration Statement as may be necessary under applicable law to keep such Registration Statement effective for the applicable period; and cause each prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provision then in force) under the Securities Act and comply with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder applicable to them with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the Selling Holders thereof;

(iii)    (1) notify each Holder of Registrable Securities, not later than ten (10) Business Days after filing, that a Registration Statement with respect to the Registrable Securities has been filed and advising such Holder that the distribution of Registrable Securities will be made in accordance with any method or combination of methods legally available by the Selling Holders of any and all Registrable Securities and providing a Notice and Questionnaire for completion by each such Holder desiring to be included as a Selling Holder therein; (2) furnish to each Selling Holder of Registrable Securities and to each Underwriter of an Underwritten Offering of Registrable Securities, if any, without charge, as many copies of each prospectus, including each preliminary prospectus, and any amendment or supplement thereto and such other documents as such Selling Holder or Underwriter may reasonably request, including financial statements and schedules in order to facilitate the public sale or other disposition of the Registrable Securities; and (3) hereby consent to the use of the prospectus or any amendment or supplement thereto by the Selling Holders of Registrable Securities in connection with the offering and sale of the Registrable Securities covered by the prospectus or any amendment or supplement thereto;

(iv)    use its commercially reasonable efforts to register or qualify the Registrable Securities by the time the applicable Registration Statement is declared effective by the Commission under all applicable state securities or “blue sky” laws of such jurisdictions as any Selling Holder of Registrable Securities covered by the Registration Statement and each Underwriter of an Underwritten Offering of Registrable Securities shall reasonably request in writing, and do any and all other acts and things which may be reasonably necessary or advisable to enable each such Selling Holder and Underwriter to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Selling Holder; provided, however, that the Company shall not be required to (1) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(a)(iv), or (2) take any action which would subject it to general service of process or taxation in any such jurisdiction where it is not then so subject;

(v)    notify promptly each Selling Holder of Registrable Securities under the Registration Statement and, if requested by such Selling Holder, confirm such advice in writing promptly at the address determined in accordance with Section 8(f) of this Agreement (1) when the Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (2) of any request by the Commission or any state securities authority for post-effective amendments and supplements to the

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Registration Statement and prospectus or for additional information after the Registration Statement has become effective, (3) of the issuance by the Commission or any state securities authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (4) of the happening of any event or the discovery of any facts during the period the Registration Statement is effective as a result of which the Registration Statement or the related prospectus or any document incorporated by reference therein contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading or, in the case of the prospectus, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (which information shall be accompanied by an instruction to suspend the use of the Registration Statement and the prospectus (such instruction to be provided in the same manner as a Suspension Notice) until the requisite changes have been made, at which time notice of the end of suspension shall be delivered in the same manner as an End of Suspension Notice), (5) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities, for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (6) of the filing of a post-effective amendment to the Registration Statement;

(vi)    furnish Selling Holders’ Counsel, if any, copies of any comment letters relating to the Selling Holders received from the Commission or any other request by the Commission or any state securities authority for amendments or supplements to the Registration Statement and prospectus or for additional information relating to the Selling Holders;

(vii)    make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible moment and to re-qualify the Registrable Securities for resale after any suspension thereof;

(viii)    furnish to each Selling Holder of Registrable Securities, and each Underwriter, if any, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto, including financial statements and schedules (without documents incorporated therein by reference and all exhibits thereto, unless requested);

(ix)    cooperate with the Selling Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the Selling Holders or the Underwriters, if any, may reasonably request at least three (3) Business Days prior to the closing of any sale of Registrable Securities;

(x)    upon the occurrence of any event or the discovery of any facts, as contemplated by Sections 4(a)(v)(2) and 4(a)(v)(4) hereof, as promptly as practicable after the occurrence of such an event, use its commercially reasonable efforts to prepare a supplement or post-effective amendment to the Registration Statement or the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such prospectus will not contain at the time of such delivery any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or will remain so qualified, as applicable. At such time as such public disclosure is otherwise made or the Company determines that such disclosure is not necessary, in each case to correct any misstatement of a material fact or to include any omitted material fact, the Company agrees promptly to notify each Selling Holder of such determination and to furnish each Selling Holder such number of copies of the prospectus as amended or supplemented, as such Selling Holder may reasonably request;

(xi)    within a reasonable time prior to the filing of any Registration Statement, any prospectus, any amendment to a Registration Statement or amendment or supplement to a prospectus, provide copies of such document to the Selling Holders’ Counsel, if any, on behalf of such Selling Holder, consider only changes reasonably requested by such Selling Holder’s Counsel and make representatives of the Company as shall be reasonably requested by the Selling Holders of Registrable Securities available for discussion of such document;

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(xii)    obtain one or more CUSIP numbers for the Registrable Securities not later than the effective date of a Registration Statement, and provide the Company’s transfer agent with printed certificates for the Registrable Securities, in a form eligible for deposit with the Depositary, in each case, to the extent necessary or applicable;

(xiii)    enter into agreements (including underwriting agreements) and take all other customary appropriate actions in order to expedite or facilitate the disposition of such Registrable Securities whether or not an underwriting agreement is entered into and whether or not the registration is an Underwritten Offering:

(A)    make such representations and warranties to the Selling Holders of such Registrable Securities and the Underwriters, if any, in form, substance and scope as are customarily made by issuers to Underwriters in similar Underwritten Offerings as may be reasonably requested by them;

(B)    obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to any managing Underwriter(s) and their counsel) addressed to the Underwriters, if any, covering the matters customarily covered in opinions requested in Underwritten Offerings and such other matters as may be reasonably requested by the Underwriter(s);

(C)    obtain “comfort” letters and updates thereof from the Company’s independent registered public accounting firm (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements are, or are required to be, included in the Registration Statement) addressed to the Underwriter(s), if any (to the extent consistent with Statement on Auditing Standards No. 72 of the American Institute of Certified Public Accounts), such letters to be in customary form and covering matters of the type customarily covered in “comfort” letters to Underwriters in connection with similar Underwritten Offerings;

(D)    enter into a securities sales agreement with the Selling Holders and an agent of the Selling Holders providing for, among other things, the appointment of such agent for the Selling Holders for the purpose of soliciting purchases of Registrable Securities, which agreement shall be in form, substance and scope customary for similar offerings;

(E)    if an underwriting agreement is entered into, cause the same to set forth indemnification provisions and procedures substantially equivalent to the indemnification provisions and procedures set forth in Section 5 hereof with respect to the Underwriters and all other parties to be indemnified pursuant to said Section or, at the request of any Underwriters, in the form customarily provided to such Underwriters in similar types of transactions; and

(F)    deliver such documents and certificates as may be reasonably requested and as are customarily delivered in similar offerings to the Selling Holders of a majority in principal amount of the Registrable Securities being sold and the managing Underwriters, if any;

(xiv)    make available for inspection by any Underwriter participating in any disposition pursuant to a Registration Statement, Selling Holders’ Counsel and any accountant retained by a majority in principal amount of the Registrable Securities being sold, all financial and other records, pertinent corporate documents and properties or assets of the Company reasonably requested by any such persons, and cause the respective officers, directors and any other agents of the Company to supply all information reasonably requested by any such representative, Underwriter, counsel or accountant in connection with a Registration Statement, and make such representatives of the Company available for discussion of such documents as shall be reasonably requested by the Selling Holders’ Counsel; provided, however, that the Selling Holders’ Counsel, if any, and the representatives of any Underwriters will use commercially reasonable efforts, to the extent reasonably practicable, to coordinate the foregoing inspection and information gathering and to not materially disrupt the Company’s business operations;

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(xv)    a reasonable time prior to filing any Registration Statement, any prospectus forming a part thereof, any amendment to such Registration Statement, or amendment or supplement to such prospectus, provide copies of such document to the Underwriter(s) of an Underwritten Offering of Registrable Securities; within five (5) Business Days after the filing of any Registration Statement, provide copies of such Registration Statement to Selling Holders’ Counsel; make such changes in any of the foregoing documents prior to the filing thereof, or in the case of changes received from Selling Holders’ Counsel by filing an amendment or supplement thereto, as the Underwriter or Underwriters, or in the case of changes received from Selling Holders’ Counsel relating to the Selling Holders or the plan of distribution of Registrable Securities, as Selling Holders’ Counsel, reasonably requests; not file any such document in a form to which any Underwriter shall not have previously been advised and furnished a copy of or to which any Underwriter shall reasonably object; reasonably consider the Selling Holders’ Counsel’s comments, if any, in preparing the Registration Statement; not include in any amendment or supplement to such documents any information about the Selling Holders or any change to the plan of distribution of Registrable Securities that would limit the method of distribution of the Registrable Securities unless Selling Holders’ Counsel has been advised in advance and has approved such information or change; and make the representatives of the Company available for discussion of such document as shall be reasonably requested by the Selling Holders’ Counsel, if any, on behalf of such Selling Holder, Selling Holders’ Counsel or any Underwriter;

(xvi)    cause senior representatives of the Company to participate in any “road show” or “road shows” reasonably requested by any Underwriter;

(xvii)    furnish to each Underwriter, if any, a signed counterpart, addressed to such Selling Holder or Underwriter, of (i) an opinion or opinions of counsel to the Company and (ii) if eligible under Statement on Auditing Standards No. 72 of the American Institute of Certified Public Accounts, a comfort letter or comfort letters from the Company’s independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as the managing Underwriter or Underwriters therefor reasonably requests;

(xviii)    use its commercially reasonable efforts to cause all Registrable Securities to be listed on any national securities exchange;

(xix)    otherwise comply with all applicable rules and regulations of the Commission and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and

(xx)    cooperate and assist in any filings required to be made with the FINRA and in the performance of any due diligence investigation by any Underwriter and its counsel (including any “qualified independent Underwriter” that is required to be retained in accordance with the rules and regulations of the FINRA).

The Company may (as a condition to a Holder’s participation in a Registration) require each Holder of Registrable Securities to furnish to the Company such information regarding the Holders and the proposed distribution by such Holder of such Registrable Securities as the Company may from time to time reasonably request in writing.

Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event or the discovery of any facts of the type described in Section 4(a)(v) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement relating to such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4(a)(x) hereof, or until such Holder is advised in writing by the Company that the use of the Registration Statement may be resumed, and, if so directed by the Company, such Holder will deliver to the Company (at the Company’s expense) all copies in such Holder’s possession, other than permanent file copies then in such Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

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Section 5.    Indemnification.

(a)    Indemnification by the Company. The Company agrees to indemnify and hold harmless each Holder, and the respective officers, directors, partners, trustees, executors, employees, representatives and agents of any such Person, and each Person (a “Controlling Person”), if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act) any of the foregoing Persons, as follows:

(i)    against any and all loss, liability, claim, damage, judgment, actions, other liabilities and expense whatsoever (the “Liabilities”), as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment or supplement thereto) pursuant to which Registrable Securities were registered under the Securities Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact contained in any prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom at such date of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)    against any and all Liabilities, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided, that (subject to Section 5(d) below) any such settlement is effected with the written consent of the Company; and

(iii)    against any and all expense whatsoever, as incurred (including the fees at standard non-premium rates and disbursements of counsel chosen by any indemnified party), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that this indemnity and hold harmless agreement shall not apply to any Liabilities to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by such Holder expressly for use in a Registration Statement (or any amendment thereto) or any prospectus (or any amendment or supplement thereto). Such indemnity and hold harmless agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Holders or any such Controlling Person and shall survive the transfer of such securities by the Holders.

(b)    Indemnification by the Holders. Each Holder severally (based on the number of its Registrable Securities registered pursuant to this Agreement), but not jointly, agrees to indemnify and hold harmless the Company and the other selling Holders, and each of their respective officers, directors, partners, employees, trustees, executors, representatives and agents, and each of their respective Controlling Persons, against any and all Liabilities described in the indemnity contained in Section 5(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto) or any prospectus included therein (or any amendment or supplement thereto) in reliance upon and in conformity with written information with respect to such Holder furnished to the Company by such Holder expressly for use in the Registration Statement (or any amendment thereto) or such prospectus (or any amendment or supplement thereto); provided, however, that no such Holder shall be liable for any claims hereunder in excess of the amount of net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

(c)    Notices of Claims, etc. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure so to notify an indemnifying party shall not relieve

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such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity and hold harmless agreement. An indemnifying party may participate at its own expense in the defense of such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying party or parties be liable for the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. Subject to Section 5(d) below, no indemnifying party shall be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, but if settled with such consent, or if there be a final judgment for the plaintiff, the indemnifying party shall indemnify and hold harmless such indemnified parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whosoever in respect of which indemnification or contribution could be sought under this Section 5 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)    Indemnification Payments. If at any time an indemnified party shall have requested an indemnifying party consent to any settlement of the nature contemplated by Sections 5(a)(ii) or 5(c), such indemnifying party agrees that it shall be liable for such settlement, including any such related fees and expenses of counsel, effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request; (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into; and (iii) such indemnifying party shall not have responded to such indemnified party in accordance with such request prior to the date of such settlement.

(e)    Contribution. If the indemnification provided for in this Section 5 is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any Liabilities referred to therein, then each indemnifying party shall contribute to the aggregate amount of such Liabilities incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Holders on the other hand in connection with the statements or omissions which resulted in such Liabilities, as well as any other relevant equitable considerations; provided, however, that no Holder shall be liable for any claims hereunder in excess of the amount of net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

The relative fault of the Company on the one hand and the Holders on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Holders and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 5 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 5. The aggregate amount of Liabilities incurred by an indemnified party and referred to above in this Section 5 shall be deemed to include any such legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

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No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Section 6.    Market Stand-Off Agreement. Each Holder hereby agrees that it shall not, directly or indirectly sell, offer to sell (including without limitation any short sale), pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any Registrable Securities or other Class A Common Stock or any securities convertible into or exchangeable or exercisable for Class A Common Stock then owned by such Holder (other than to permitted transferees of the Holders who agree to be similarly bound) for up to 90 days following the date of an underwriting agreement with respect to an underwritten public offering of the Company’s securities as requested by the managing underwriter of such Underwritten Offering; provided, however, that:

(a)    the restrictions above shall not apply to Registrable Securities sold on the Holders’ behalf to the public in an Underwritten Offering pursuant to a Registration Statement;

(b)    all officers and directors of the Company then holding Class A Common Stock or securities convertible into or exchangeable or exercisable for Class A Common Stock enter into similar agreements for not less than the entire time period required of the Holders hereunder; and

(c)    the Holders shall be allowed any concession or proportionate release allowed to any (i) officer, (ii) director, (iii) other holder of the Company’s Class A Common Stock that entered into similar agreements (with such proportion being determined by dividing the number of shares being released with respect to such officer, director or other holder of the Company’s Class A Common Stock by the total number of issued and outstanding shares held by such officer, director or holder).

In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the securities subject to this Section 6 and to impose stop transfer instructions with respect to the Registrable Securities and such other securities of each Holder (and the securities of every other Person subject to the foregoing restriction) or to assign a different CUSIP number therefor until the end of such period.

Section 7.    Termination; Survival. The rights of each Holder under this Agreement shall terminate upon the date that such Holder ceases to hold any Registrable Securities and with respect to the Company upon the end of the Shelf Effectiveness Period with respect to any Shelf Registration Statement. Notwithstanding the foregoing, the obligations of the parties under Sections 5 and 8 of this Agreement shall remain in full force and effect following such time.

Section 8.    Miscellaneous.

(a)    Registration Expenses. The Company shall pay all expenses incident to the performance by the Company of its registration obligations under Section 2 above, including, without limitation, (i) all expenses incurred in connection with the preparation, printing and distribution of any Registration Statement and prospectus and all amendments and supplements thereto, (ii) all stock exchange, Commission and state securities registration, listing and filing fees, (iii) all fees and expenses of complying with securities or “blue sky” laws, (iv) all FINRA fees, (v) fees and disbursements of counsel for the Company and fees and expenses for the independent certified public accountants retained by the Company (including the expenses or costs associated with the delivery of any opinions or comfort letters), (vi) all internal expenses of the Company (including, without limitation, all salaries and expenses of its officers performing legal or accounting duties); and (vii) the fees and expenses of any person, including special experts, retained by the Company in connection with the preparation of any Registration Statement. Except as required in this Section 8, the Company shall have no obligation to pay (i) any fees, discounts or commissions attributable to the sale of Registrable Securities; (ii) any Holder’s out-of-pocket expenses relating to the transactions contemplated by this Agreement, provided, that the Company shall be obligated to pay any 1% Holder’s out-of-pocket expenses (including disbursements of such Selling Holder’s Counsel, accountants and other

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advisors) up to $25,000 in the aggregate for each Underwritten Offering and each filing of a Resale Shelf Registration Statement and a Demand Registration Statement; or (iii) any transfer taxes relating to the registration for sale of the Registrable Securities.

(b)    Covenants Relating To Rule 144. For so long as the Company is subject to the reporting requirements of Section 13 or 15 of the Exchange Act, the Company covenants that it will file the reports required to be filed by it under the Securities Act and Section 13(a) or 15(d) of the Exchange Act and the rules and regulations adopted by the Commission thereunder. If the Company ceases to be so required to file such reports, the Company covenants that it will upon the request of any Holder of Registrable Securities (a) make publicly available such information as is necessary to permit sales pursuant to Rule 144 under the Securities Act, (b) deliver such information to a prospective purchaser as is necessary to permit sales pursuant to Rule 144A under the Securities Act and it will take such further action as any Holder of Registrable Securities may reasonably request, and (c) take such further action that is reasonable in the circumstances, in each case to the extent required from time to time to enable such Holder to sell its Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, (ii) Rule 144A under the Securities Act, as such rule may be amended from time to time, or (iii) any similar rules or regulations hereafter adopted by the Commission. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements (at any time after 90 days after the effective date of the first Registration Statement filed by the Company for an offering of its Class A Common Stock to the general public) and of the Securities Act and the Exchange Act (at any time after it has become subject to the reporting requirements of the Exchange Act), a copy of the most recent annual and quarterly report(s) of the Company, and such other reports, documents or stockholder communications of the Company, and take such further actions consistent with this Section 8(b), as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such Registrable Securities without registration.

(c)    Participation in Underwritten Offerings. No Person may participate in any Underwritten Offerings hereunder unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and these registration rights provided for in this Agreement. Except as provided in Sections 2.1(d) and 2.2(b), the Company shall select the managing Underwriter or Underwriters in connection with any Underwritten Offering.

(d)    No Inconsistent Agreements. The Company has not entered into and the Company will not after the date of this Agreement enter into any agreement which is inconsistent with the rights granted to the Holders of Registrable Securities pursuant to this Agreement or otherwise conflicts with the provisions of this Agreement. The rights granted to the Holders hereunder do not and will not for the term of this Agreement in any way conflict with the rights granted to the holders of the Company’s other issued and outstanding securities under any such agreements.

(e)    Amendments and Waivers. The provisions of this Agreement may be amended or waived at any time only by the written agreement of the Company and the Holders of a majority of the Registrable Securities; provided, however, that the provisions of this Agreement may not be amended or waived without the consent of each Holder of Registrable Securities adversely affected by such amendment or waiver if such amendment or waiver adversely affects a portion of the Registrable Securities but does not so adversely affect all of the Registrable Securities; provided, further, that the provisions of the preceding provision may not be amended or waived except in accordance with this sentence. Any waiver, permit, consent or approval of any kind or character on the part of any such Holder of any provision or condition of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in writing. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder of Registrable Securities and the Company.

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(f)    Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, facsimile or any courier guaranteeing overnight delivery.

If to the Company, to:

Empire State Realty Trust, Inc.

One Grand Central Place

60 E. 42nd Street

New York, New York 10165

Attention: Thomas N. Keltner, Jr.

Fax No.: [—]

Clifford Chance US LLP

31 West 52nd Street

60 E. 42nd Street

New York, New York 10019

Attention: Larry P. Medvinsky

Fax No.: 212-878-8375

If to the Holder:

To the address indicated for such Holder in Schedule 1 hereto

If to a transferee Holder, to the address of such Holder set forth in the transfer documentation provided to the Company.

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; two (2) Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged, if sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) and on the next Business Day if timely delivered to an air courier guaranteeing overnight delivery.

(g)    Successor and Assigns. This Agreement and the rights, duties and obligations of the Holders hereunder may be freely assigned or delegated by such Holder in conjunction with and to the extent of any transfer of Registrable Securities held by any such Holder. This Agreement and the provisions hereof shall inure to the benefit of and be binding upon all of the parties hereto and their respective heirs, executors, personal and legal representatives, successors and permitted assigns, including, without limitation, any successor of the Company by merger, acquisition, reorganization, recapitalization or otherwise; provided, however, that no such transfer or assignment shall be binding upon or obligate the Company to any such assignee unless and until the Company shall have received written notice of such transfer or assignment as herein provided and a written agreement of the assignee to be bound by the provisions of this Agreement. This Agreement is not intended to confer any rights or benefits on any Persons that are not party hereto other than as expressly set forth in Section 5 and this Section 8(g).

(h)    Specific Enforcement. Without limiting the remedies available to the Holders, the Company acknowledges that any failure by the Company to comply with its obligations under Section 2 hereof may result in material irreparable injury to the Holders for which there is no adequate remedy at law, that it would not be possible to measure damages for such injuries precisely and that, in the event of any such failure, a Holder may obtain such relief as may be required to specifically enforce the Company’s obligations under Section 2 hereof.

(i)    Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

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(j)    Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(k)    GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES.

(l)    Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

EMPIRE STATE REALTY TRUST, INC.
a Maryland corporation

By:
Name:
Title:

HOLDERS:

By:

Schedule 1

HOLDERS

EMPIRE STATE REALTY TRUST, INC.

EMPIRE STATE REALTY OP, L.P.

PROSPECTUS SUPPLEMENT

TO

PROSPECTUS/CONSENT SOLICITATION STATEMENT

DATED                     , 2012

250 WEST 57TH ST. ASSOCIATES L.L.C.

This supplement is being furnished to you, as a participant of 250 West 57th St. Associates L.L.C., or your subject LLC, by Malkin Holdings LLC, the supervisor of your subject LLC, to enable you to evaluate the proposed consolidation of your subject LLC into Empire State Realty Trust, Inc., a Maryland corporation, or the company.

The supervisor, requests that you, as a participant in your subject LLC, consent to the contribution of your subject LLC’s interest in 250 West 57th Street, New York, New York, as part of a consolidation of office and retail properties in Manhattan and the greater New York metropolitan area owned by your subject LLC, the other subject LLCs and certain private entities, or the private entities, supervised by the supervisor, along with certain related management businesses, into the company. This transaction is referred to herein as the consolidation.

The supervisor believes you will benefit from this consolidation through newly created opportunities for liquidity, enhanced property diversification, increased growth opportunities, enhanced operating and financing abilities and efficiencies, combined balance sheets, anticipated regular quarterly cash distributions, and continued leadership by the officers and a principal of the supervisor under the transparency and accountability of the governance structure of a reporting company with the Securities and Exchange Commission, or the SEC, with audited financial statements and a board of directors consisting predominantly of independent directors. Anthony E. Malkin will be the only management member of the board of directors.

As a potential alternative to the consolidation, the supervisor also requests that the participants consent to the sale or contribution of your subject LLC’s property interest as part of a sale or contribution of all of the properties owned by your subject LLC, the other subject LLCs and the private entities as a portfolio to a third party. While the supervisor believes the consolidation represents the best opportunity for participants to achieve liquidity and to maximize the value of their investment, the supervisor believes it also is in the best interest of all participants for the supervisor to have the flexibility and discretion to accept an offer for the portfolio of properties from an unaffiliated third party if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation and certain other conditions are met.

Participants also are being asked to consent to a voluntary pro rata reimbursement program pursuant to which the supervisor and Peter L. Malkin, a principal of the supervisor, will be reimbursed for the prior advances of all costs, plus interest, incurred in connection with the legal proceedings required to remove and replace the former property manager and leasing agent. The supervisor believes that the voluntary pro rata reimbursement program is fair and reasonable because the successful resolution of the legal proceedings allowed the property owned by your subject LLC to participate in a renovation and repositioning turnaround program conceived and implemented by the supervisor. The estate of Leona M. Helmsley, which we refer to as the Helmsley estate, as part of an agreement with the supervisor covering this and other matters, has paid the voluntary pro rata reimbursement to the supervisor for its pro rata share of costs advanced, plus interest, which totaled $5,021,048.

The Malkin Holdings group (as defined herein) will receive substantial benefits from the consolidation and have conflicts of interest in making this recommendation. For a further discussion of the conflicts of interest and potential benefits of the consolidation to the supervisor, see “Conflicts of Interest—Substantial Benefits to the Supervisor and its Affiliates” in the prospectus/consent solicitation.

Your subject LLC is one of three publicly-registered entities, which we refer to collectively as the subject LLCs, that the supervisor is seeking to consolidate into the company as part of a series of transactions that is referred to as the consolidation. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the consolidation that are unique to you and the other participants in your subject LLC. This supplement does not purport to provide an overall summary of the consolidation. You should read the accompanying Prospectus/Consent Solicitation Statement, or the prospectus/consent solicitation, which includes detailed discussions regarding the company, your subject LLC and the other entities being consolidated with the company.

Supplements have also been prepared for both of the other subject LLCs, copies of which may be obtained without charge by you or your representative upon written request to MacKenzie Partners, Inc., the company’s vote tabulator, at 105 Madison Avenue, NY, NY 10016 or call toll free at (888) 410-7850. The effects of the consolidation may be different for participants in the other subject LLCs.

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OVERVIEW	S3-1

THE SUPERVISOR’S REASONS FOR PROPOSING THE CONSOLIDATION	S3-9

ADDITIONAL INFORMATION	S3-13

RISK FACTORS	S3-14

FORWARD-LOOKING STATEMENTS	S3-22

EFFECT OF CONSOLIDATION ON SUBJECT LLCS NOT ACQUIRED	S3-24

OPERATING PARTNERSHIP UNITS AND SHARES OF COMMON STOCK ON A FULLY-DILUTED BASIS TO BE ALLOCATED TO YOUR SUBJECT LLC	S3-25

EXCHANGE VALUE AND ALLOCATION OF OPERATING PARTNERSHIP UNITS AND COMMON STOCK	S3-26

FAIRNESS OF THE CONSOLIDATION	S3-32

EXPENSES OF THE CONSOLIDATION	S3-42

DISTRIBUTIONS AND COMPENSATION PAID TO THE SUPERVISOR AND ITS AFFILIATES	S3-43

PROPERTY OVERVIEW	S3-44

VOTING PROCEDURES FOR THE CONSOLIDATION PROPOSAL AND THE THIRD-PARTY PORTFOLIO PROPOSAL	S3-45

CONSENT PROCEDURES FOR VOLUNTARY PRO RATA REIMBURSEMENT PROPOSAL	S3-47

U.S. FEDERAL INCOME TAX CONSIDERATIONS	S3-48

APPENDIX A—FAIRNESS OPINION [See Appendix A to the Prospectus/Consent Solicitation Statement]	A-1

APPENDIX B—CONTRIBUTION AGREEMENT	B-1

APPENDIX C—CONSENT FORM	C-1

APPENDIX D—OPERATING PARTNERSHIP AGREEMENT OF EMPIRE STATE REALTY OP, L.P.*	D-1

APPENDIX E—REGISTRATION RIGHTS AGREEMENT	E-1

EXPLANATORY NOTE: The information concerning the appraisal, or Appraisal, by Duff & Phelps LLC, the independent valuer, contained in the Registration Statement on Form S-4, which this supplement accompanies, is based on the preliminary appraisal prepared by the independent valuer as of July 1, 2011, and the information concerning the fairness opinion of Duff & Phelps LLC is based on the draft form of fairness opinion provided by the independent valuer. The Appraisal will be updated as of a date in closer proximity to the effective date of the Registration Statement on Form S-4, which this supplement accompanies, and the fairness opinion is expected to be delivered as of a date in closer proximity to such effective date.

*	To be filed by amendment

Unless the context otherwise requires or indicates, references in this Prospectus Supplement to the prospectus/consent solicitation, which is referred to herein as the supplement, to:

(i)	Your subject LLC refers to 250 West 57th St. Associates L.L.C.,

(ii)	the subject LLCs refers to Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.,

(iii)	the private entities refer to the privately-held entities supervised by the supervisor which are all of the entities, other than the subject LLCs and the management companies listed in the chart under the section “Summary—The Subject LLCs, the Private Entities and the Management Companies” in the prospectus/consent solicitation, which will be included in the consolidation,

(iv)	the company refers to Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.), a Maryland corporation, together with its consolidated subsidiaries, including Empire State Realty OP, L.P.(formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, which is referred to herein as the operating partnership, after giving effect to the series of transactions involving the consolidation of the subject LLCs and the private entities described in this supplement and the prospectus/consent solicitation that have consented to the consolidation and a combination of (a) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, your subject LLC, the other subject LLCs and certain of the private entities (as discussed in the prospectus/consent solicitation), which is referred to herein as the supervisor; (b) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent to certain of the private entities in Manhattan, (c) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent to certain of the private entities located in Westchester County, New York, (d) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent to certain of the private entities in the State of Connecticut and (e) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to the private entities and third parties (including certain tenants at the properties owned by the private entities), which collectively are referred to herein as the management companies,

(v)	the property refers to your subject LLC’s fee ownership interest in 250 West 57th Street, New York, New York,

(vi)	the properties of the company and the portfolio refer to the property, the other assets of your subject LLC, the ownership interests of the other subject LLCs and the private entities in their properties and the other assets of the other subject LLCs and the private entities,

(vii)	the agents refer to holders of the membership interests in your subject LLC for the benefit of participants in the agent’s participating group; each of the agents is an affiliate of the supervisor,

(viii)	the participants refer to the holders of participation interests in the membership interests held by the agents and, as applicable, investors in the subject LLCs and the private entities,

(ix)	the participation interests refer to the beneficial ownership interests of participants in the membership interests of your subject LLC held by an agent for the benefit of participants and, as applicable, membership or partnership interests or the beneficial interests therein held by investors in the other subject LLCs and the private entities,

(x)	common stock and shares of common stock refer to both shares of the company’s Class A common stock, par value $0.01, and Class B common stock, par value $0.01 per share, unless otherwise indicated,

(xi)	the IPO refers to the initial public offering of the Class A common stock of the company and IPO price refers to the price per share of Class A common stock in the IPO,

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(xii)	operating partnership units refer to the operating partnership’s limited partnership interests. The operating partnership will have four series of units of limited partnership, Series PR operating partnership units, Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units, which are referred to either collectively, or with respect to one or more series, as the “operating partnership units,” as the context requires or indicates. Operating partnership units are redeemable for a cash amount equal to the then-current market value of one share of Class A common stock per operating partnership unit, or at the company’s election, shares of Class A common stock on a one-for-one basis. The Series ES operating partnership units will be issued to participants in Empire State Building Associates L.L.C., the Series 60 operating partnership units will be issued to participants in 60 East 42nd St. Associates L.L.C. and the Series 250 operating partnership units will be issued to participants in 250 West 57th St. Associates L.L.C., in each case except for the Wien group. The operating partnership intends to apply to have the Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units listed on the New York Stock Exchange under the symbols “ ,” “ ,” and “ ,” respectively. The Series PR operating partnership units will be issued to the participants in the private entities and the Wien group and will not be listed on a national securities exchange, and

(xiii)	organizational documents refer to the limited liability company agreement, the participating agreements and the terms of any voluntary capital transaction override program for your subject LLC.

All references to the enterprise value refer to the value of the company after completion of the consolidation determined in connection with the IPO by the company in consultation with the investment banking firms managing the IPO and prior to the issuance of Class A common stock in the IPO and any issuance of Class A common stock pursuant to equity incentive plans.

All references to the aggregate exchange value refer to the aggregate exchange value of the subject LLCs, the private entities and the management companies based on the appraisal, or Appraisal, by Duff & Phelps, LLC, the independent valuer.

All references (other than information labeled as pro forma information, including the pro forma financial statements) to the number of shares of common stock, on a fully-diluted basis, issued in the consolidation refer to the number of shares of Class A common stock and Class B common stock issued or received in the consolidation, prior to the issuance of Class A common stock in the IPO and pursuant to any incentive plans, assuming that (i) the enterprise value in connection with the IPO equals the aggregate exchange value, (ii) the offering price per share in the IPO used herein which is used solely for illustrative purposes equals a hypothetical $10 per share, (iii) your subject LLC, the other subject LLCs, the private entities and the management companies participate in the consolidation, (iv) no cash is paid to participants in the private entities, (v) no shares of Class A common stock are issued to the supervisor pursuant to the voluntary pro rata reimbursement program, (vi) no fractional shares are issued and (vii) all operating partnership units issued in the consolidation are redeemed on a one-for-one basis and all shares of Class B common stock issued in the consolidation are converted on a one-for one basis for shares of Class A common stock.

The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The aggregate exchange value used herein is based on the Appraisal by the independent valuer. Historically, in a typical initial public offering of a real estate investment trust, which we refer to as a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value. The enterprise value will equal the total number of shares of common stock and total number of operating partnership units issuable in the consolidation (excluding any shares of common stock issued in the IPO, and assuming all participants receive shares of common stock or operating partnership units and not cash) multiplied by the IPO price.

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All references to distributions to participants assume that all amounts payable under the voluntary pro rata reimbursement program are paid out of cash distributions from your subject LLC, the other subject LLCs and the private entities, as applicable and that no shares of Class A common stock are issued to the supervisor for amounts due under the voluntary pro rata reimbursement program.

The supervisor has made certain of these assumptions to permit the presentation of information in tables in this supplement on a consistent basis. For example, while throughout this supplement the supervisor has assumed for purposes of this presentation of information that no cash is paid, cash will be paid to non-accredited investors in the private entities and to certain investors in the private entities that are charitable organizations and exempt from New York City real property transfer tax and elect to receive cash pursuant to the cash option described herein.

All references to the stockholders refer to the holders of Class A common stock and Class B common stock of the company.

All references to the Malkin Family refer to Anthony E. Malkin, Peter L. Malkin, each of their lineal descendants (including spouses of any of the foregoing), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing.

All references to the Malkin Holdings group refer to the Malkin Family and Thomas N. Keltner Jr. (and his spouse).

All references to the Wien group refer to each of the lineal descendants of Lawrence A. Wien, including Peter L. Malkin and Anthony E. Malkin (including spouses of such descendants), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing.

For demonstrative purposes, the supervisor has assigned a hypothetical IPO offering price of $10 per share. That value is strictly hypothetical and is for illustrative purposes only.

All references to the property and assets owned by the company upon completion of the consolidation refer to the company upon completion of the consolidation, without giving effect to the IPO, and assuming that all required consents of the participants in the subject LLCs have been obtained and all of the properties and assets to be acquired from your subject LLC, the other subject LLCs, the private entities and the management companies pursuant to the consolidation have been acquired.

All references to a third-party portfolio transaction refer to the sale or contribution of the subject LLCs’ property interests and other assets as part of a sale or contribution of the properties owned by the subject LLCs and the private entities as a portfolio to a third party. The description of the company in this supplement assumes that all of the properties and assets to be acquired from your subject LLC, the other subject LLCs, the private entities and the management companies pursuant to the consolidation have been acquired by the company rather than a third party pursuant to a third-party portfolio transaction.

Certain terms and provisions of various agreements are summarized in the prospectus/consent solicitation and this supplement. These summaries are qualified in their entirety by reference to the complete text of any such agreements, which are either attached as exhibits or appendices to the prospectus/consent solicitation or this supplement in the form in which they are expected to be signed (but subject to change, including potentially significant changes, as described below) or filed as an exhibit to the Registration Statement on Form S-4 of which the prospectus/consent solicitation and this supplement is a part. The parties to such agreements may make changes (including changes that may be deemed material) to the forms of the agreements attached as appendices or exhibits hereto, contained in this supplement or filed as exhibits to the Registration Statement on Form S-4.

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OVERVIEW

The consolidation

You are being requested to approve the consolidation in which your subject LLC will contribute its assets to the operating partnership in exchange for operating partnership units, Class A common stock and Class B common stock. Each participant will receive operating partnership units, or at each participant’s election, Class A common stock or, to a limited extent, Class B common stock. You may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units you would otherwise receive in the consolidation. Each share of Class B common stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. A holder of operating partnership units will not have economic interests in the company (but will have the same rights to distributions as stockholders of the company) or voting rights in the company (except to the extent a participant elects to receive Class B common stock instead of a portion of operating partnership units as described above).

The shares of Class A common stock are expected to be listed on the NYSE, which investors may sell from time to time as and when they so desire (subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period as described in the prospectus/consent solicitation). The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs, other than the Wien group, each of which has identical rights as to distributions, liquidation and rights as limited partners of the operating partnership. Participants in your subject LLC will be issued Series 250 operating partnership units. The operating partnership intends to apply to have the Series 250 operating partnership units listed on the New York Stock Exchange under the symbol “            .” Presently there is no active trading market for the participation interest you hold in your subject LLC, which is only an indirect interest in real property subject to an operating lease, which is not under the operational control of your subject LLC. Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants who receive operating partnership units may also sell operating partnership units, which also are expected to be listed on the NYSE, subject to similar restrictions, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in your subject LLC that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of an aggregate of $             (based on the IPO price) operating partnership units issued to participants in your subject LLC, which is the minimum amount required to meet the listing standards of the national securities exchange.

Through the consolidation, the company intends to combine the properties of your subject LLC, the other subject LLCs and the private entities and the assets and operations of the supervisor and the other management companies into the company, and intends to elect and to qualify as a REIT for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2012. The closing of the consolidation will occur substantially simultaneously with the closing of the IPO. All required consents of the private entities and the management companies, including the consents of the Wien group and the interests of the Helmsley estate, to the acquisition by the company of the assets of the private entities and the management companies have been obtained prior to the date of this supplement and the prospectus/consent solicitation.

If the consolidation is approved by your subject LLC and the other subject LLCs, the company acquires the properties from each of private entities and the company acquires the management companies, the company will own 12 office properties which, as of March 31, 2012, encompass approximately 7.7 million rentable square feet of office space, which were approximately 79.1% leased as of March 31, 2012 (or 82.7% giving effect to leases signed but not yet commenced as of that date). Seven of these properties are located in the midtown Manhattan market and encompass in the aggregate approximately 5.9 million rentable square feet of office space, including the Empire State Building, the world’s most famous office building. The Manhattan office properties also contain an aggregate of 430,273 rentable square feet of premier retail space on the ground floor and/or lower levels. The

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remaining five office properties are located in Fairfield County, Connecticut and Westchester County, New York, encompassing approximately 1.8 million rentable square feet in the aggregate. The majority of the square footage for these five properties is located in densely populated metropolitan communities with immediate access to mass transportation. Additionally, the company has entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of its office properties, that will support the development of an approximately 340,000 rentable square foot office building and garage. As of March 31, 2012, the portfolio also included four standalone retail properties located in Manhattan and two standalone retail properties located in the city center of Westport, Connecticut, encompassing 204,452 rentable square feet in the aggregate. As of March 31, 2012, the standalone retail properties were approximately 99.0% leased in the aggregate (or     % giving effect to leases signed but not yet commenced as of that date).

The third-party portfolio proposal

As a potential alternative to the consolidation, you also are being asked to consent to the sale or contribution of your subject LLC’s property interest as part of a sale or contribution of the properties owned by your subject LLC, the other subject LLCs and the private entities as a portfolio to an unaffiliated third party. Through solicitation of consents, for the first time the properties owned by the subject LLCs and the private entities can be joined as a single portfolio. While the supervisor believes the consolidation and IPO represent the best opportunity for participants in your subject LLC, the other subject LLCs and the private entities to achieve liquidity and to maximize the value of their respective investments, the supervisor also believes it is in the best interest of all participants for the supervisor to be able to approve offers from unaffiliated third parties for the portfolio as a whole. All required consents of the private entities, including the consents of the Wien group and the interests of the Helmsley estate, to the third-party portfolio proposal have been obtained prior to the date of this supplement and the prospectus/consent solicitation.

Market forces are dynamic, unpredictable, and subject to volatility. Should the public awareness of the proposed consolidation and IPO produce potential compelling offers from unaffiliated third parties to purchase the consolidated portfolio, it will be costly and time consuming to solicit consents to allow a sale or contribution of the portfolio to a third party, and there is considerable risk that any opportunity which might appear would be lost without the requested consent in place. Therefore, the supervisor believes that it is advisable to have the flexibility and discretion, subject to certain conditions, to accept an offer for the entire portfolio of properties from a third party, rather than pursue the consolidation and IPO, if the supervisor determines the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation.

The third-party portfolio transaction would be undertaken only if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation, subject to the committee approval described in the prospectus/consent solicitation, and would apply only to an offer from an unaffiliated third-party for the entire portfolio of properties owned by all of the subject LLCs and all of the private entities, subject to exclusions described under the section entitled “Third-Party Portfolio Proposal” in the prospectus/consent solicitation. A third-party portfolio transaction also could include the management companies.

Because of the inability to act without consent of your subject LLC, the other subject LLCs and certain of the private entities, the supervisor intends to inform any unaffiliated third-party which expresses interest in making a third-party offer that it will not consider any offer until after completion of the solicitation of consents of your subject LLC and the other subject LLCs. If an offer is submitted during the solicitation period, the supervisor may be required to provide information regarding the proposal to participants, to assist them in their decision regarding the consolidation.

The supervisor has agreed that it will not accept a third-party offer unless it is unanimously approved by a committee which will include representatives of the supervisor and a representative of the Helmsley estate. Any third-party interested in making a portfolio proposal will be instructed to make its offer for all cash. It is possible that

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participants or the supervisor and its affiliates may be offered an option to receive securities in lieu of all or a portion of the cash. The supervisor will be authorized to approve offers only if a definitive agreement is entered into prior to December 31, 2015 or such earlier date as the supervisor may set with or without notice or public announcement.

The voluntary pro rata reimbursement program

You are being asked to consent to a voluntary pro rata reimbursement program pursuant to which the supervisor and Peter L. Malkin, a principal of the supervisor, will be reimbursed for the prior advances of all costs, plus interest, incurred in connection with the legal proceedings with Helmsley-Spear, Inc., the former property manager and leasing agent, which resulted in the removal of the former property manager and leasing agent as property manager and leasing agent of the properties owned by your subject LLC, the other subject LLCs and certain of the private entities and has enabled a renovation and repositioning turnaround program to be implemented by the supervisor. The supervisor and the agents had the authority to commence the legal proceedings without consents from participants so no authorization was sought. No challenge has been raised about the supervisor’s authority. In commencing the litigation, Peter L. Malkin believed that participants would understand the value from his and the supervisor’s actions and voluntarily agree to the reimbursement. While the supervisor believes it could have effected reimbursement by the subject LLCs and the private entities to the supervisor and Peter L. Malkin, it will not seek such reimbursement from participants who do not consent to the voluntary pro rata reimbursement program to make such reimbursement. If you consent to the voluntary pro rata reimbursement program, the supervisor and Peter L. Malkin will be reimbursed for your pro rata share of costs, plus interest, previously incurred out of your share of the excess cash of your subject LLC that is being distributed to participants, and, to the extent that is insufficient, the consideration that you would receive in the consolidation or the consideration that you would receive in a third-party portfolio transaction, as applicable, will be reduced by the balance (valued, if the consolidation is consummated, at the IPO price) and such balance would be paid to the supervisor and Peter L. Malkin in shares of Class A common stock, if the consolidation is consummated, or out of distributions that you would receive from the proceeds of a third-party portfolio transaction, if consummated or out of distributions from operations of the subject LLC.

The table below shows the amount to be received by the supervisor out of the distributions of each consenting participant in your subject LLC for each $1,000 of original investment by a participant pursuant to the voluntary pro rata reimbursement program:

	Exchange Value of Operating Partnership Units and/or Shares of Common Stock to be Received by Participants per $1,000 Original Investment		Voluntary Reimbursement
			Per $1,000 Original Investment(2)	Total
250 West 57th St. Associates L.L.C.	$35,722	(1)	$205	$740,572

(1)	Represents exchange value for participants subject to the voluntary override program. Participants in your subject LLC not subject to the voluntary override program have an exchange value of shares of common stock and/or operating partnership units per $1,000 original investment of $39,468.
(2)	Your subject LLC’s share of the aggregate voluntary reimbursement (before any reimbursements) is $694,487, plus interest. The amount shown in the table includes accrued interest through March 31, 2012 and does not include interest which will accrue subsequent to March 31, 2012.

Number of Operating Partnership Units and shares of common stock received if your subject LLC is consolidated with the company

Based on the hypothetical assumptions described herein, your subject LLC will be allocated 14,208,627 shares of common stock, on a fully-diluted basis, that will be allocated to your subject LLC in the consolidation based on its exchange value of $142,086,267. The value of your participation interest, as described in the prospectus/consent solicitation, was determined based on the exchange value for your subject LLC. The exchange value of your subject LLC, the other subject LLCs, the private entities and the management companies

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is the value of these entities based on the Appraisal by Duff & Phelps, LLC, which is referred to herein as Duff & Phelps, or the independent valuer, which serves as the independent valuer for your subject LLC, the other subject LLCs, the private entities and the management companies. Shares of common stock, operating partnership units and/or cash, as applicable, will be allocated among your subject LLC, the other subject LLCs, the private entities and the management companies based upon the exchange values of your subject LLC, the other subject LLCs, each private entity and the management companies. The exchange value was then allocated among the participants and the holders of the override interests in accordance with your subject LLC’s organizational documents. However, as described elsewhere in the prospectus/consent solicitation, while the exchange value was used to establish the relative value of the properties and participation interests, this value does not necessarily represent the fair market value of your participation interest. The number of shares of Class A common stock, Class B common stock and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price, without giving effect to shares of Class A common stock issued in the IPO.

You will receive a portion of the operating partnership units and/or common stock allocated to your subject LLC in accordance with your election and with your percentage interest in your subject LLC and your subject LLC’s organizational documents, after taking into account the allocations in respect of the supervisor’s override interests. The number of operating partnership units and/or shares of common stock presented in this supplement and in the prospectus/consent solicitation is based on the hypothetical $10 per share exchange value arbitrarily assigned by the supervisor to illustrate the number of operating partnership units and/or shares of common stock that a participant would receive if the enterprise value of the company determined in connection with the IPO were the same as the aggregate exchange value and the IPO price were $10 per share.

The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The value of the consideration will be based on the enterprise value determined in connection with pricing of the IPO. The actual number of shares of common stock, on a fully-diluted basis, issued in the consolidation will equal the enterprise value divided by the actual IPO price upon pricing of the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

If the consolidation is approved by the participants in your subject LLC and is consummated, you will receive operating partnership units and/or shares of common stock as consideration for your participation interest, as described below.

Operating Partnership Units. You will receive operating partnership units, unless you elect to receive, in exchange for your participation interests, Class A common stock, or, to a limited extent, as described below, Class B common stock. The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs, other than the Wien group. The operating partnership units of each of these series are expected to be separately listed on the NYSE and traded separately. In addition, a separate series of operating partnership units, which will not be listed on a national securities exchange, will be issued to the participants in the private entities and the Wien group. Each series of operating partnership units has identical rights as to distributions, liquidation and rights as limited partners of the operating partnership. The four series will vote together as a single class on all matters on which the holders of operating partnership units have the right to vote or consent. The operating partnership units were divided into series because there are unique U.S. federal income tax consequences to the participants receiving each series of listed operating partnership units (as compared to ownership of operating partnership units of another series) depending on the subject LLC in which they have an interest and the tax aspects of the property contributed by such entity. By issuing the operating partnership units in separate series, each of the operating partnership units in a series that will be trading on the NYSE is expected to be uniform with other operating partnership units of that series.

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Class A Common Stock. If you elect to receive Class A common stock in lieu of all or any portion of the operating partnership units issuable to you, you will receive one share of Class A common stock for each operating partnership unit you would have otherwise been entitled to receive.

Class B Common Stock. Participants may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. The Class B common stock provides its holder with a voting right that is no greater than if such holder had received solely Class A common stock in the consolidation. Each outstanding share of Class B common stock entitles the holder to 50 votes on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Each share of Class B common stock has the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock.

Sale of shares of Class A common stock and operating partnership units after the consolidation and the IPO

After the consolidation and the IPO, each participant (except the Malkin Family, whose members are subject to a longer restrictive period in which they cannot sell) will have the ability to sell up to 50% of both the operating partnership units and common stock received in the consolidation at any time after the 180th day following the IPO pricing date and the balance of the operating partnership units and common stock 12 months after the IPO pricing date. This includes Class A common stock issuable in exchange for operating partnership units, which are only issuable in exchange for operating partnership units beginning 12 months after the completion of the IPO, and Class B common stock. In addition, each participant in your subject LLC that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of an aggregate of $         (based on the IPO price) operating partnership units issued to participants in your subject LLC. If all of the participants in your subject LLC elect to receive operating partnership units, the enterprise value equals the aggregate exchange value and the IPO price equals $10 per share, then each participant in your subject LLC would be able to sell     % of his or her operating partnership units immediately.

Similarities among the subject LLCs

Each of the subject LLCs owns an indirect interest in a Manhattan office property subject to an operating lease. Each of the subject LLCs is supervised by the supervisor. The subject LLCs all have similar structures for paying compensation to the supervisor and for distribution of cash flow and liquidation proceeds, except that your subject LLC and Empire State Building Associates L.L.C. have a voluntary capital transaction override program and 60 East 42nd St. Associates L.L.C. does not have a voluntary capital transaction override program.

Differences among the subject LLCs

•

The Empire State Building is the largest property in the proposed consolidation and its renovation program began last. The renovation program for the Empire State Building is anticipated to require a greater investment than the renovation programs for the other subject LLCs. While the supervisor expects that the renovation programs for the other subject LLCs will be completed substantially by the end of 2013, the supervisor expects that the renovation program for the Empire State Building, which is the last Manhattan office property that began its renovation program, will be completed substantially in 2016.

•

Your subject LLC’s property has a debt to asset value (based on the appraised value) ratio of 14.14% as of March 31, 2012. The company’s properties have a debt to total assets ratio of 21.32% as of March 31, 2012. The ratio of debt to total assets was calculated by dividing the total mortgage indebtedness and other borrowings by the sum of the appraised value of real estate assets.

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•

Your subject LLC’s property was 84.0% (82.2% of office space and 100% of retail space) leased as of March 31, 2012. The company’s properties were 79.7% (79.1% of office space and 86.7% of retail space) leased as of March 31, 2012.

•	The age of your subject LLC’s property is 91 years. The average age of the company’s properties is 61 years.

Vote required to approve the consolidation or third-party portfolio proposal

The participation interests in your subject LLC are divided into ten separate participating groups. Participants are being asked to vote on both the proposed consolidation and the third-party portfolio proposal. For each proposal to be approved, participants holding greater than 75% of the outstanding participation interests in eight out of the ten participating groups of your subject LLC must approve that proposal. Each of these proposals is subject to a separate consent and approval of each proposal is not dependent on approval of any other proposal. Approval by the required vote of the participants in 250 West 57th St. Associates L.L.C. in favor of a proposal will be binding on you even if you vote “AGAINST” such proposal.

The agents, who are the members of your subject LLC, recently created a new class of membership interests, which were divided into series. A separate series was deemed to be distributed to holders of each participating group in your subject LLC. Each new series provides protections similar to those under a shareholder rights plan for a corporation. Each new series corresponds to a participating group for which a member acts as agent. The new series will not affect voting rights, except with respect to any person or group that acquires 7.5% or more of the outstanding participation interests in the applicable participating group (an “acquiring person”). If there is an acquiring person, the effect of the new series is that approval of the consolidation proposal and the third-party portfolio proposal by a participating group will require approval by the requisite consent of the participants in the participating group, as holders of the new series of membership interests, excluding the acquiring person.

The Wien group collectively owns participation interests in your subject LLC and has advised that it will vote in favor of the consolidation and the third-party portfolio proposal. These participation interests held by the Wien group represent 7.3148% for your subject LLC. In addition to the participation interests, members of the Wien group hold override interests, which are non-voting. See “Background of and Reasons for the Consolidation—Background of the Subject LLCs” in the prospectus/consent solicitation.

Consent required for the voluntary pro rata reimbursement program

The consent form being distributed to you and the other participants also seeks to obtain your consent to the payment of a voluntary pro rata reimbursement to the supervisor and Peter L. Malkin, a principal of the supervisor, the prior advances of all costs, plus interest, incurred in connection with the legal proceedings required to remove and replace the former property manager and leasing agent. If you return a signed consent form but fail to indicate whether you consent to or disapprove of the voluntary pro rata reimbursement program, you will be deemed not to have consented to the voluntary pro rata reimbursement program. If you fail to return a signed consent form by the end of the solicitation period, you will be deemed not to have consented to the voluntary pro rata reimbursement program.

Tax consequences of the consolidation

It is intended that the consolidation should be treated for U.S. federal income tax purposes as follows:

(i)

If you receive solely shares of Class A common stock, the consolidation should be treated as a taxable sale of your participation interest in which gain or loss is recognized. Such gain or loss should generally equal the difference between your amount realized (which generally will equal the amount of

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the aggregate fair market value of shares of common stock that you receive, plus the share of liabilities associated with your participation interests that you are deemed to be relieved of under U.S. federal income tax law) and your adjusted tax basis in your participation interests. You will realize “phantom income” if you have a “negative capital account” with respect to your participation interest. In each of 250 West 57th St. Associates L.L.C., 60 East 42nd St. Associates L.L.C. and Empire State Building Associates L.L.C., original participants have a “negative capital account.” If you are an individual or a partnership for New York State personal income tax purposes, any gain that you recognize in the consolidation will generally be treated as New York source income for New York State personal income tax purposes. As a result, you (or, if you are a partnership, any of your partners who are individuals) will generally be subject to New York State personal income tax on such gain even if you are treated as a New York nonresident for purposes of the New York State personal income tax. The New York City personal income tax should not apply to individuals who are treated as New York City nonresidents for purposes of the tax. If all of your participation interest is exchanged for Class A common stock pursuant to the consolidation, suspended passive activity losses associated with your participation interest, if any, may be eligible for treatment as losses that are not from a passive activity to the extent that they exceed income and gains from passive activities for your taxable year that includes the consolidation.

(ii)	If you receive solely operating partnership units, or if you receive a combination of (a) operating partnership units and (b) shares of common stock that do not exceed your allocable share of certain qualified capital expenditures of the subject LLC (the “reimbursement amount”), the consolidation should be treated as a tax-deferred contribution by the subject LLC of the subject LLC’s property to the operating partnership in exchange for operating partnership units and common stock as a reimbursement of certain qualified capital expenditures, followed by a tax-deferred distribution of such operating partnership units and common stock to you. You should not generally recognize gain unless (i) the “disguised sale” rules of the Code apply, (ii) you are deemed to receive a constructive distribution of cash in excess of your tax basis in your operating partnership units under Sections 731 and 752(b) of the Code due to a reduction in your share of partnership liabilities or (iii) you have “at-risk” recapture income under Section 465(e) of the Code. To the extent that you do not recognize gain in the consolidation for U.S. federal income tax purposes, you also generally should not recognize gain for purposes of the New York State personal income tax and, if applicable, the New York City personal income tax.

(iii)	If you receive a combination of (a) operating partnership units and (b) shares of common stock in excess of your reimbursement amount, you should be treated as first selling a portion of your participation interest for such excess shares of common stock in a transaction in which gain or loss is recognized. Following such sale, the subject LLC should be treated as contributing the portion of its property not attributable to participation interests otherwise treated as having been sold to the operating partnership in exchange for operating partnership units and common stock as a reimbursement of qualified capital expenditures in a tax-deferred contribution, and the subject LLC should be treated as distributing operating partnership units and shares of common stock equal to your reimbursement amount to you in a tax-deferred distribution.

If you consent to the voluntary pro rata reimbursement program, you may be treated as receiving shares of common stock that you would otherwise receive in the consolidation and immediately transferring such shares of common stock to the supervisor as a reimbursement payment. For this purpose, even if you elect to receive solely operating partnership units in the consolidation, you should be treated as receiving shares of common stock equal to the amount that you are treated as transferring to the supervisor as a reimbursement payment. Accordingly, the gain or loss that you recognize in the consolidation transaction should take into account your deemed receipt of such common stock. You should be entitled to deduct the value of the shares of common stock that you are deemed to pay to the supervisor as an expense associated with your participation interest in your subject LLC. This deduction should offset the amount of gain you recognize, or the amount of losses you would otherwise recognize, as a result of your deemed receipt of shares of common stock. However, this deduction may be subject to certain limitations depending on your individual circumstances and may be required to be capitalized, and you

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should consult with your tax advisor regarding your ability to utilize all or a portion of this deduction for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings.”

If you receive solely Class A shares of common stock in the consolidation, or if you receive a combination of (a) operating partnership units and (b) an amount of common stock in excess of your reimbursement amount, upon receipt of such shares of common stock, you will be deemed to have consented to treat the consolidation as a sale of all or a portion of your participation interest in exchange for such shares of common stock for U.S. federal income tax purposes.

Whether you receive operating partnership units, Class A common stock, or Class B common stock in connection with the consolidation, you will be allocated your proportionate share of the income and other tax items of the subject LLC for the period ending with the date of closing of the consolidation. You will have to report such income even though you do not receive cash in consideration for your participation interest.

Participants should carefully review “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation” in the prospectus/consent solicitation. Participants should consult with their tax advisors with regard to the U.S. federal income tax, New York State personal income tax and New York City personal income tax consequences of receiving operating partnership units or common stock in exchange for their participation interests in their particular circumstances.

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THE SUPERVISOR’S REASONS FOR PROPOSING THE CONSOLIDATION

The supervisor proposed the consolidation and recommends that you vote “FOR” the consolidation. The supervisor believes this transaction represents the best opportunity for value enhancement for your investment in your subject LLC.

Benefits of Participation in the Consolidation

The supervisor believes that the consolidation will provide you with the following benefits:

•

Tax-deferred Transaction. You will have the opportunity to receive interests in the company’s operating partnership on the same basis as participants in the private entities and the Malkin Family in what is intended to be a tax-deferred transaction for U.S. federal income purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation.” Participants are urged to consult with their tax advisors as to the tax consequences of the consolidation in light of their particular circumstances;

•

Liquidity. You will be able to achieve liquidity by selling all or part of your shares of Class A common stock, subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period described under “The Consolidation—Lock-Up Agreement” in the prospectus/consent solicitation. The shares of Class A common stock are expected to be listed on the NYSE, Participants may also achieve liquidity through sale of Class A common stock issued in exchange for operating partnership units and Class B common stock, subject to such restrictions. Participants who receive operating partnership units may also sell operating partnership units, which also are expected to be listed on the NYSE, subject to similar restrictions, although the market for operating partnership units may be more limited than the market for Class A common stock. In addition, each participant in the subject LLCs that receives operating partnership units may, immediately following the consolidation and the IPO, sell his or her pro rata share of an aggregate of $         (based on the IPO price) operating partnership units issued to participants in your subject LLC;

•

Risk Diversification. The company will own a large number of quality office and retail properties and have much broader tenant diversification than your subject LLC, which owns an interest in a single property. This diversification will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, owning an interest in a single property, and allow for more stable cash flows for distribution;

•

Regular Quarterly Cash Distributions. Similar to your subject LLC’s present method of operation, the supervisor expects that the company and the operating partnership will make regular quarterly cash distributions on the operating partnership units and shares of common stock, which will include distributions of at least 90% of the company’s annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains), which is required for REIT qualification. If the company is successful in making acquisitions, the supervisor believes that the additional properties and related cash flow will enhance its ability to make distributions quarterly and in regular amounts;

•

More Efficient Decision-Making. Your subject LLC currently requires several internal procedural steps to undertake major transactions, which affects its ability to take timely advantage of favorable opportunities. Financing and sales require costly and time consuming steps to obtain consent of a very high percentage of the participants in your subject LLC;

•

Improved Capital Structure by Eliminating Two-Tier Ownership. Except for very small loans supported by basic rent, the relationship between your subject LLC and the operating lessee requires that any additional financing placed on an entire property requires the agreement of both the operating lessee and your subject LLC.

•	Easier Access to Financing. Your subject LLC cannot require the operating lessee to obtain or utilize financing to maximize its cash flow and therefore overage rent available for additional

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distributions to participants in your subject LLC. The operating lessee controls all aspects of property operations, leasing, and investment and has broad discretion to use cash flow from the property for purposes related to the property. Operating lessee decisions can result in little or no overage rent to your subject LLC, and additional distributions to your subject LLC’s participants are contingent on overage rent.

•

Eliminates Two-Tier Ownership Impact on Borrowing. In the past, decisions by the operating lessee have resulted in uneven payments of overage rent to your subject LLC from year to year. Without the cooperation of the operating lessee, there is very limited opportunity for financing by your subject LLC to provide funds for distributions. It is likely that any lender would require agreement of the operating lessee before making any loan to your subject LLC.

•

Shared Motivations to Reinvest and Maintain Properties. Additionally, the operating lease between your subject LLC and the operating lessee does not address reinvestment by the operating lessee in capital improvements for the properties. To induce reinvestment by its operating lessee, your subject LLC and 60 East 42nd St. Associates L.L.C. have agreed, in accordance with their participants’ consent and the supervisor’s recommendation, to extend the operating leases. These extensions have been coupled with consents by the operating lessees to allow financing on the entire property, which minimized the impact of reinvestment on operating profit and allowed for additional distributions from overage rent.

In connection with these extension and financing agreements, the basic rent has been increased by the amount of the increase in debt service arising from the financing, and such increase in basic rent is deducted in calculating overage rent, ultimately resulting in the debt service being shared 50/50 between each such subject LLC and its operating lessee. In the case of the Empire State Building, because of the pendency of this proposed consolidation, there has been no such lease extension request, though the operating lessee has consented to limited advances under a property mortgage loan made to Empire State Building Associates, L.L.C. and has subordinated the operating lease to such advances.

•

Broader Markets for Property Sales. Finally, as described under “Background of and Reasons for the Consolidation—The Supervisor’s Reasons for Proposing the Consolidation” in the prospectus/consent solicitation, the supervisor believes that, unless the operating lessee joins with the corresponding subject LLC in a sale of the property, such a sale would not maximize the value of the such subject LLC’s interests in the property.

•

Modern Governance Structure. The company will have a modern governance structure. Capital reinvestment and financing decisions will be based on what is considered to be best for the company, and there will be no need to secure approvals of the operating lessee or your subject LLC. Such decisions will be made under a corporate governance structure governed by a board of directors, with six of seven directors being independent.

•

Quarterly Distributions of a Minimum of 90% of REIT Taxable Income. The supervisor expects that the company and the operating partnership will make regular quarterly cash distributions on its operating partnership units and common stock, which will include distributions of at least a minimum of 90% of annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gains), as required for REIT qualification. Such distributions will be based on a portfolio of properties, rather than investors’ being dependent on a single property;

•

Increased Accountability. As a result of the governance structure of a company with its Class A common stock expected to be listed on the NYSE, stockholders will benefit from the oversight by a board of directors consisting predominantly of independent directors;

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•

Growth Potential. The supervisor believes that you have greater potential for increased distributions as a unitholder or stockholder and increased value from capital appreciation than as a participant in your subject LLC. The supervisor’s belief is based on the anticipated growth in the revenues of the initial properties operated as a portfolio under the Malkin brand and potential additional investments by the company;

•

Greater and More Efficient Access to Capital. The company will have a larger base of assets and believes that it will have a greater variety of options and ability to access the capital markets and the equity value in its assets than your subject LLC individually. As a result, the company expects to have greater and more efficient access to the capital necessary to fund its operations, fund renovations to the properties and consummate acquisitions than would be available to your subject LLC individually. The supervisor believes that it would be extremely difficult for your subject LLC to obtain similar access to capital due to their size and ownership structure;

•

Elimination of Risk from Subject LLC’s Passive Ownership of the Property Interests. Your subject LLC owns an interest in a single property subject to an operating lease. The operating lessee operates the property and your subject LLC does not participate in the management of the operations of the property. The market for the interest held by your subject LLC is smaller than that for, and your subject LLC’s interests are less valuable than, the entire property not subject to the operating lease. Following the consolidation, ownership and operation of the properties owned by your subject LLC and the operating lessee will be integrated;

•

Valuable Synergies. Your subject LLC presently benefits from being part of a portfolio of properties with a common brand awareness. However, under the current structure, there are major obstacles to obtaining true synergies and realization of value, such as combining financings, movements of tenants from one building to another, sharing of employees and management and oversight. The consolidation will remove such obstacles and free up access to value creation;

•

Position in Highly Desirable Marketplace. The properties owned by the subject LLCs and the private entities are concentrated in Manhattan and the greater New York metropolitan area. The supervisor believes this is one of the most highly desired markets in the world for office and retail properties;

•

Reduced Conflicts of Interest. From inception, the supervisor has represented many different ownership interests, and your subject LLC, the other subject LLCs and the private entities, therefore, have been exposed to conflicts of interest. For example, the supervisor and persons associated with the supervisor, act as an external manager for all of the entities (including the subject LLCs and the operating lessees), serve as agents for the participants in your subject LLC, the other subject LLCs and certain of the private entities, determine when to make recommendations on sales, financings and operations of the properties, and make or recommend all operating and leasing decisions in all operating entities and all decisions of the subject LLCs. Decisions made by the supervisor in its capacity as supervisor of the operating lessees with regard to property operations dictate the cash available for distribution to the subject LLCs, which are also supervised by the supervisor. The company, on the other hand, will be managed by its officers, subject to the direction and control of its board of directors, which will consist predominantly of independent directors, and all the properties will be owned directly or indirectly by a single entity, without a division of interests. There will not be separate interests of different groups of owners and there will not be a role for, or requirement of, an outside supervisor. Accordingly, the supervisor believes this consolidated structure eliminates the conflicts inherent in the structure which have been there from inception of your subject LLC, the other subject LLCs and the private entities and more closely aligns the interests among the stockholders and management; and

•

Election to Receive Operating Partnership Units, Class A Common Stock or Class B Common Stock. Each participant in a subject LLC will have the option to receive operating partnership units in a transaction intended to be tax-deferred for U.S. federal income tax purposes. Each participant will receive operating partnership units, unless such participant elects to receive shares of Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Each share of Class B common

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stock has 50 votes on all matters on which stockholders are entitled to vote and the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. The Malkin Holdings group will receive its consideration as follows: 96.84% in operating partnership units, 1.19% in Class A common stock and 1.97% in Class B common stock. The operating partnership units will be issued in three separate series to the participants in each of the three subject LLCs and a separate series to the participants in the private entities receiving operating partnership units and the Wien group. Each series of operating partnership unit will have identical rights as to distributions, liquidation and rights as limited partners of the operating partnership.

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ADDITIONAL INFORMATION

“Selected Financial and Other Data,” the audited consolidated balance sheet of Empire State Realty Trust, Inc., at December 31, 2011 and the audited combined financial statements and financial statement schedules of Empire State Realty Trust, Inc., predecessor, at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 and the notes related thereto, and the company’s unaudited combined financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and 2011, the company’s unaudited condensed consolidated pro forma financial information and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust, Inc.” and the operating partnership’s audited balance sheet as of March 31, 2012 are set forth in the prospectus/consent solicitation. Your subject LLC is subject to the reporting requirements of the Exchange Act, and is required to file reports and other information with the SEC, including an Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. This material, as well as copies of all other documents filed with the SEC, may be obtained from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549 upon payment of the fee prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or e-mail at publicinfo@sec.gov. The SEC maintains a web site that contains reports, proxies, information statements and other information regarding registrants that file electronically with the SEC, including your subject LLC. The address of this website is http://www.sec.gov. Your subject LLC’s audited financial statements as of December 31, 2011 and 2010 and the notes related thereto and your subject LLC’s unaudited financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and 2011 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust” are set forth beginning on page F-267 and on page 287 of the prospectus/consent solicitation, respectively. In addition, unaudited pro forma financial information for the company is set forth beginning on page F-5 of the prospectus/consent solicitation.

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RISK FACTORS

The risks from the consolidation and the third-party portfolio transaction generally are applicable to all of the subject LLCs, although certain of the risks affect your subject LLC differently from the other subject LLCs. Because all of the risks and adverse factors described in the consent solicitation apply to the effects of the consolidation on your subject LLC, as well as the other subject LLCs, you should carefully review the risks summarized below and the section entitled “Risk Factors” in the prospectus/consent solicitation.

Risks which affect your subject LLC differently or which involve changes in the nature of your investment

The following is a description of the risks which affect your subject LLC differently from the other subject LLCs.

•

Fundamental Change in Nature of Investment. You no longer will hold a participation interest in your subject LLC that owns an interest in a single property, 250 West 57th Street, subject to an operating lease. Instead, you will own operating partnership units in the operating partnership and/or shares of common stock in the company if the consolidation is consummated, which will own a portfolio of office and retail assets in Manhattan and the greater New York metropolitan area.

After the consolidation, you will hold operating partnership units, unless you elect to receive Class A common stock, or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. Beginning 12 months after the completion of the IPO, the operating partnership units will be redeemable at your option for cash or, at the company’s election, shares of Class A common stock. The operating partnership will be a majority owned subsidiary of the company. You will be subject to the risks inherent in investing in an operating partnership which is a majority owned subsidiary of the company, including the risk that the company may invest in new properties that are not as profitable as anticipated.

•

The Company Will Have Higher Leverage Than Your Subject LLC. The company’s debt to total assets value (based on the appraised value of the properties) ratio is greater than that of the property. As of March 31, 2012, the property had a debt to total assets ratio of 14.14% as compared to a debt to total assets ratio for the company of 21.32%. Accordingly, participants will be subject to the risks associated with higher leverage. The supervisor also believes that the ability of the company to use higher leverage after the consolidation to fund capital expenditures, combined with increased diversification, should result in more consistent levels of distributions, with less variability due to the need for the operating lessee to use cash flow for such purpose. See “Risk Factors—The company’s degree of leverage and the lack of a limitation on the amount of indebtedness the company may incur could materially and adversely affect it” in the prospectus/consent solicitation.

•

Exposure to Market and Economic Conditions of other Properties. You no longer will hold a participation interest in your subject LLC that owns an interest in a single property subject to an operating lease located in Manhattan. Instead, you will own operating partnership units and/or shares of common stock in the company if the consolidation is consummated, which will own a portfolio of office and retail assets in Manhattan and the greater New York metropolitan area. The company will own, and in the future may invest in, types of properties different from those in which your subject LLC has invested, and you may be subject to increased risk because of the larger number of properties and broader types of properties held by the company.

•

The Company Expects to Reinvest Proceeds. Historically, the supervisor generally has not reinvested the proceeds from a sale of properties by investment programs that it supervises, although it is not restricted from doing so. Net proceeds which are not reinvested or reserved in the supervisor’s discretion would be distributed to the participants in accordance with your subject LLC’s organizational documents. As the company expects to reinvest the proceeds from sales of its properties, you likely will not receive a distribution of any such proceeds, and such reinvestments may be made in properties that are not profitable.

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•

Future Acquisitions of Properties. Your subject LLC has not acquired any additional properties. The company may raise additional funds through equity or debt financings to make future acquisitions of properties. You may be subject to the risk that the company’s future issuances of debt or equity securities or the company’s other borrowings will reduce the market price of the operating partnership units or shares of Class A common stock and dilute your ownership in the company.

•

Uncertainties as to the Size and Makeup of the Company. The consolidation is conditioned on the contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building, but is not conditioned on any of the other subject LLCs or private entities contributing their property interests to the company in the consolidation. Your subject LLC represents a significant portion of the exchange value and anticipated future net income and cash flow of the company.

•

Requisite Vote of Participants in Your Subject LLC Binds all Participants in Your Subject LLC. Approval of the consolidation by the requisite vote of the participants in your subject LLC will cause your subject LLC to participate in the consolidation, whether you vote “FOR” or “AGAINST” the consolidation.

The Consolidation or a Third-Party Portfolio Transaction

The following is a summary of the material risks of the consolidation and the third-party portfolio transaction. The risks are more fully discussed in “Risk Factors” in the prospectus/consent solicitation. You should consider these risks in determining whether or not to vote “FOR” the consolidation proposal or the third-party portfolio proposal.

•

Uncertainties at the Time of Voting as to the Value of the Consideration You Will Receive. The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The valuation of the shares of consideration that you will receive in the consolidation, as presented in this supplement and the prospectus/consent solicitation, is based on the exchange value of your subject LLC and the aggregate exchange value. These exchange valuations were based on the Appraisal prepared by the independent valuer. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value;

•

Uncertainties as to the Size and Makeup of the Company and the Consideration You Will Receive. You will not know at the time you vote on the consolidation the size, makeup and leverage of the company or the exact number of operating partnership units and/or shares of common stock that you will receive in the consolidation. The consolidation is conditioned on the contribution to the company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building, but is not conditioned on any of the other subject LLCs or private entities contributing their property interests to the company in the consolidation. Your subject LLC represents a significant portion of the exchange value and anticipated future net income and cash flow of the company;

•

Possible Adverse Changes in Value. If the consolidation is approved, the contribution agreements require that the consolidation be consummated by December 31, 2014. There could be significant adverse changes in the value of the company between the date that the consents are received and the date of consummation of the consolidation. The consolidation may be consummated regardless of how significant such changes are and may be consummated notwithstanding such changes;

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•

Exchange Value May Not Equal Fair Market Value of the Common Stock and Operating Partnership Units. The supervisor arbitrarily has assigned $10 as the hypothetical value of each operating partnership unit and share of common stock for purposes of illustrating the number of shares of common stock and operating partnership units that will be issued to your subject LLC, the other subject LLCs, the private entities and the management companies in the consolidation. The IPO price of the Class A common stock may be below the hypothetical $10 per share;

•

Exposure to Market and Economic Conditions. After the consolidation and completion of the IPO, your investment will be subject to market risk and the trading price of the operating partnership units and Class A common stock may fluctuate significantly and may trade at prices below the IPO price. Your ability to sell operating partnership units and shares of Class A common stock will be subject to the restrictions of applicable U.S. federal and state securities laws and subject to the lock-up period described in the prospectus/consent solicitation;

•

Value You Receive May Be Less than Fair Market Value of Your Participation Interests. The value of the operating partnership units and shares of common stock to be received by you in connection with the consolidation may be less than the fair market value of your participation interests in your subject LLC;

•

Different Voting Rights. You will have different voting rights as a result of the consolidation. As a holder of participation interests in your subject LLC, you generally have voting rights only on the sale, mortgage or transfer of the interest in the property, modification of the existing lease on the property held by your subject LLC or entry into a new lease affecting your subject LLC. As a stockholder of the company, you will have voting rights that permit you to elect the board of directors and to approve certain major actions such as mergers and sales of all or substantially all of the assets of the company. Such voting rights do not include the right to consent to a financing;

Participants will receive operating partnership units, unless they elect to receive shares of Class A common stock or, to a limited extent, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. While the holders of operating partnership units and stockholders of the company will have the same rights to distributions, holders of operating partnership units will not have the same voting rights as stockholders, although participants will have the right to elect to receive Class B common stock, which vote together as a class with the Class A common stock, in lieu of a portion of their operating partnership units;

•

Changes in Distributions. As a result of the consolidation, you will no longer own a participation interest in your subject LLC which entitles you to a pro rata share of distributions made to participants in your subject LLC, derived from cash flow from operations or cash flow from sales or financings. Your subject LLC makes small regular monthly distributions and annual distributions out of overage rent to the extent paid under the operating lease, in each case, to the extent of available cash flow. You will hold operating partnership units in the operating partnership and/or shares of common stock in the company which will entitle you to a per share/unit amount of dividends and distributions paid with respect to the operating partnership units and/or common stock (which are expected to be paid quarterly and include distributions of at least 90% of the company’s annual REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains), as is required for the company’s continued REIT qualification), if, as and when declared by the board of directors of the company. The amount of such dividends and distributions and the timing thereof will be established by the company’s board of directors;

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Termination of Fees and Distributions to Supervisor. As a result of the consolidation, the Malkin Holdings group and its affiliates will no longer receive supervisory fees and distributions on account of their participation interests and override interests. Anthony E. Malkin, David A. Karp, Thomas P. Durels and Thomas N. Keltner, Jr., executives of the supervisor will become officers, and Mr. Malkin will become a director of the company and will receive customary salaries, bonuses and benefits as determined by the company’s board of directors, in addition to dividends and distributions payable to the Malkin Holdings group in respect of shares of common stock and operating partnership units they hold;

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•

The trading market for the operating partnership units may be more limited than the trading market for shares of Class A common stock. While the operating partnership units that participants may receive in accordance with their election will be listed on the NYSE, operating partnership units will not be issued in the IPO and will not have voting rights in the company. The trading market for the operating partnership units may be less active than the trading market for the Class A common stock, and an active trading market for the operating partnership units may not develop. Accordingly, holders of operating partnership units seeking liquidity may need to redeem their operating partnership units for cash or, at the company’s option, Class A common stock, which they only have the option to do beginning 12 months after the completion of the IPO to achieve liquidity;

Common stock may only be issuable in exchange for operating partnership units if there is an effective registration statement filed with the SEC or an exemption from registration is available. While you will be afforded certain registration rights with respect to any shares of Class A common stock issued in exchange for the operating partnership units, you will be issued Class A common stock unless such a registration statement, with respect to the issuance of Class A common stock in exchange for your operating partnership units, has been filed with the SEC and is effective or an exemption from registration is available.

The operating partnership units to be issued to participants in the subject LLCs will be issued in three separate series to the participants in each of the three subject LLCs (other than the Wien group), each of which will be listed and traded separately. Because the operating partnership units are in separate series, there will be fewer holders of each series. While each of the series has the same rights, the tax consequences to a participant that receives, and a subsequent purchaser of, operating partnership units of a particular series will be different than those to a participant that receives, and a subsequent purchaser of, operating partnership units of another series (based on different and unique tax attributes of the properties being contributed by each of the subject LLCs). These factors may adversely affect the market for operating partnership units. To avoid such factors and to achieve liquidity, holders of operating partnership units may elect to exercise their redemption rights with respect to such operating partnership units, which commence 12 months after the completion of the IPO, and, if applicable, sell the Class A common stock received in such exchange.

The operating partnership units that participants may receive in accordance with their election will be listed on the NYSE, but generally will be subject to lock-up agreements pursuant to which the participants in the subject LLCs and private entities may not sell or otherwise transfer or encumber shares of common stock or operating partnership units (i) with respect to 50% of the operating partnership units owned by them at completion of the IPO, for a period of 180 days after the IPO pricing date and (ii) with respect to any remaining operating partnership units, for a period of one year after the IPO pricing date, in each case without first obtaining the written consent of the representatives of the underwriters in the IPO. See “The Consolidation—Lock Up Agreements” in the prospectus/consent solicitation.

•

No Independent Representative. While your subject LLC’s exchange value has been determined based on the Appraisal prepared by the independent valuer, which has also delivered a fairness opinion, no independent representative was retained to negotiate on behalf of the participants. There are 23 subject LLCs and private entities and groups with different interests in many of these entities. The supervisor does not believe that a single independent representative could have represented the interests of all participants and believes that to locate and retain an independent and equally competent and qualified representative for each separate interest in the consolidation is not possible. The supervisor represents the interests of all participants in the subject LLCs and private entities. The supervisor has served the same role in the past for sales of other properties with different groups of participants, which included the sale of three office properties in New York City in the past fifteen years, 200 Fifth Avenue (known as the International Toy Center), 498 Seventh Avenue and 500-512 Seventh Avenue, and believes it is not required to retain any independent representative on behalf of each group of participants or all of the participants as a whole. The supervisor believes the Appraisal prepared by the independent valuer

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serves the purposes of representing all parties fairly and that the consolidation is fair to all participants regardless of the absence of any such independent representative. If a representative or representatives had been retained for the participants, the terms of the consolidation might have been different and, possibly, more favorable to the participants;

•

Fairness Opinion Addressed only the Allocation of the Consideration. While the independent valuer appraised each property, the independent valuer’s fairness opinion addressed only the allocation of consideration (Class A common stock, Class B common stock, operating partnership units or cash consideration) (i) among your subject LLC, the other subject LLCs, the private entities and the management companies and (ii) to the participants in your subject LLC, the other subject LLCs and each private entity (without giving effect to any impact of the consolidation on any particular participant other than in its capacity as a participant in each of the subject LLCs and each of the private entities);

•

Fairness Opinion Cannot Address Market Value of Operating Partnership Units and/or Common Stock. The independent valuer’s fairness opinion cannot address either the market value of the operating partnership units and/or common stock you will receive, which can only be set by the market value at the time the IPO is consummated;

•

Participation in the Consolidation Eliminates Other Alternatives to the Consolidation. If the required percentage of participation interests in your subject LLC approves the consolidation and your subject LLC is consolidated with the company, your subject LLC no longer can enter into alternatives to the consolidation. These alternatives include (i) continuation of your subject LLC and (ii) a sale of your subject LLC’s interest in the property followed by the distribution of the net proceeds to its participants;

•

Conflicts of Interest. From inception, the supervisor has represented many different ownership interests, and the subject LLCs and the private entities, therefore, have been exposed to conflicts of interest. For example, the supervisor and persons associated with the supervisor, act as an external manager for all of the entities (including the subject LLCs and operating lessees), serve as agents for the participants in your subject LLC, the other subject LLCs and certain of the private entities, determine when to make recommendations on sales, financings and operations of the properties, and make or recommend all operating and leasing decisions in all operating entities. Decisions made with regard to property operations dictate the cash available for distribution to the subject LLCs. The Malkin Holdings group owns a greater interest, including overrides, in Fisk Building Associates L.L.C., the operating lessee of your subject LLC, than in your subject LLC;

•

Benefits to Malkin Holdings group. The Malkin Holdings group will receive shares of Class A common stock and Class B common stock and operating partnership units which are exchangeable for cash or, at the company’s election, Class A common stock, having an aggregate value of $641,745,376, which they will receive in accordance with the allocation of exchange value based on the Appraisal by the independent valuer. The amounts allocated to the Malkin Holdings group are based on the hypothetical $10 per share exchange value that the supervisor arbitrarily assigned for illustrative purposes, and consists of: their interests as participants which will be allocated to them on the same basis as other participants; their interests as holders of override interests which will be allocated to them in accordance with the subject LLCs’ and private entities’ organizational documents; and their interests in the management companies, which will be allocated to them in accordance with the valuations of the management companies by the independent valuer. This is in addition to shares of Class A common stock issuable in respect of the voluntary pro rata reimbursement program consented to by participants in the subject LLCs and its share of distributions of any cash available for distribution from the subject LLCs prior to the consolidation. The Malkin Holdings group also will receive other benefits from the consolidation, and have interests that conflict with those of the participants. See “Summary—Conflicts of Interest and Benefits to the Supervisor and its Affiliates” in the prospectus/consent solicitation;

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•

Participants are Urged to Consult with Their Tax Advisors. While you have the option to receive operating partnership units in a transaction intended to be tax deferred for U.S. federal income tax purposes, if you receive solely Class A common stock, you generally will recognize gain or loss for U.S. federal income tax purposes with respect to your participation interest equal to the amount by which the value of the shares of Class A common stock you receive in connection with the consolidation, plus the amount of liabilities allocable to your participation interest, exceeds your tax basis in your participation interest. You will recognize “phantom income” (i.e., income in excess of the value of any shares of Class A common stock you receive) if you have a “negative capital account” with respect to your participation interest. If you receive a combination of operating partnership units and common stock, you may also recognize gain or loss for U.S. federal income tax purposes. The tax consequences of the consolidation are more fully discussed under “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation” and “—U.S. Federal Income Tax Consideration of the Voluntary Pro Rata Reimbursement Program for the Former Property Manager and Leasing Agent Legal Proceedings” in the prospectus/consent solicitation. The supervisor urges you to consult with your tax advisor to evaluate the tax consequences to you in your particular circumstances as a result of your participation in the consolidation;

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The Supervisor May Not Approve a Third-Party Portfolio Transaction Even if it Provides for Premium Over Consideration in Consolidation. The supervisor may not approve a third-party portfolio transaction even if it provides for more consideration than to be issued or paid pursuant to the consolidation. The supervisor does not expect that it would approve a third-party portfolio transaction unless the supervisor believes it is an adequate premium above the value expected to be realized over time from the consolidation. The supervisor has agreed that it will not accept a third-party offer unless it is unanimously approved by a committee which will include representatives of the supervisor and a representative of the Helmsley estate;

•

Uncertainties at the Time of Voting Include the Terms of Third-Party Portfolio Transaction. At the time you vote on the third-party portfolio proposal, there will be significant uncertainties as to the terms of any third-party portfolio transaction, a proposal for which may not be received until after the consent solicitation has been completed, including the amount of consideration you would receive if a third-party portfolio transaction is consummated. These uncertainties affect your ability to evaluate the third-party portfolio proposal. The supervisor may approve a third-party portfolio transaction which you may view as less favorable than the consolidation; and

•

Conflicts of Interest. The supervisor, the agents and their affiliates serve in their respective capacities with respect to your subject LLC, the other subject LLCs and the private entities and, as such, have conflicts of interest in connection with decisions concerning the terms of a third-party portfolio transaction.

S3-19

Ownership of Operating Partnership Units in the Operating Partnership and Shares of Common Stock in the Company

The following is a summary of the material risks of ownership of operating partnership units in the operating partnership and shares of common stock in the company.

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Cash Distributions May be Less than Distributions of Your Subject LLC. There is no assurance as to the amount or source of funds for the estimated initial cash distributions of the operating partnership or the company, and the expected initial cash distributions to the participants following the consolidation could be less than the estimated cash distributions participants would receive from your subject LLC;

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Adverse Economic and Regulatory and Geopolitical Conditions of Manhattan and the Greater New York Metropolitan Area. All of the company’s properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect the company. Adverse economic and geopolitical conditions in general and in Manhattan and the greater New York metropolitan area commercial office and retail markets in particular, could have a material and adverse effect on the company’s results of operations, financial condition and its ability to make distributions to its stockholders and holders of operating partnership units;

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Risks Associated with Renovation and Repositioning. There can be no assurance that the company’s renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that the company will achieve the results the company expects from the company’s renovation and repositioning program, which could materially and adversely affect the company’s financial condition and results of operations;

•

Expiration of Leases and Possible Inability to Find Other Lessees. The company may be unable to renew leases, lease vacant space or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect the company’s financial condition, results of operations and cash flow;

•

Risks Associated with Property Redevelopment and Developments. The company is exposed to risks associated with property redevelopment and development that could materially and adversely affect its financial condition and results of operations;

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Dependence on Significant Tenants. The company depends on significant tenants in its office portfolio, including LF USA, Legg Mason, Warnaco, Thomson Reuters, and the Federal Deposit Insurance Corporation, which together represented approximately 18.2% of the company’s total portfolio’s annualized base rent as of March 31, 2012;

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Dependence on Rental Income. The company’s dependence on rental income may materially and adversely affect its profitability, its ability to meet its debt obligations and its ability to make distributions to its stockholders and holders of operating partnership units;

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Competition for Acquisitions. Competition for acquisitions may reduce the number of acquisition opportunities available to the company and increase the costs of those acquisitions, which may impede the company’s growth;

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Risks of Observatory Operations. The observatory operations at the Empire State Building are not traditional real estate operations, and competition and changes in tourist trends may subject the company to additional risks;

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Risks of Broadcasting Operations. The broadcasting operations at the Empire State Building are not traditional real estate operations, and competition and changes in the broadcasting of signals over air may subject the company to additional risks, which could materially and adversely affect the company;

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Option Properties Risks. The company has an option to acquire from three private entities supervised by the supervisor two additional Manhattan office properties after an on-going litigation is resolved.

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These properties, which are referred to herein as the option properties, are subject to various risks, including but not limited to risks relating to the terms of the option agreements and risks relating to the ground leases with respect to the option properties, and the company may not acquire them;

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Risks of Outstanding Indebtedness. The company’s outstanding indebtedness upon completion of the IPO reduces cash available for distribution and may expose the company to the risk of default under its debt obligations;

•	Continuing Threat of a Terrorist Event. The continuing threat of a terrorist event may materially and adversely affect the company’s properties, their value and the ability to generate cash flow;

•	Exposure to Unknown Liabilities. The company may assume unknown liabilities in connection with the consolidation, which, if significant, could materially and adversely affect its business;

•	Risk of Departure of Key Personnel. The departure of any of the company’s key personnel could materially and adversely affect the company;

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The Company’s Chairman Has Outside Business Interests. The company’s Chairman, Chief Executive Officer and President has outside business interests that will take his time and attention away from the company, which could materially and adversely affect the company;

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Exposure To Risks Associated With Real Estate Assets And The Real Estate Industry. The company’s operating performance and value are subject to risks associated with real estate assets and the real estate industry, the occurrence of which could materially and adversely affect the company;

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No Operating History as REIT or as a Publicly-Traded Company. The company has no operating history as a REIT or as a publicly-traded company and its lack of experience could materially and adversely affect the company;

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Maryland Law Could Inhibit Changes in Control. Certain provisions of Maryland law could inhibit changes in control of the company, which could negatively affect the market price of the Class A common stock;

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No Public Market for Class A Common Stock or Operating Partnership Units Prior to the IPO. There will be no public market for the operating partnership units or common stock prior to the IPO and an active trading market may not develop or be sustained following the IPO, which may negatively affect the market price of the operating partnership units and shares of the Class A common stock and make it difficult for investors to sell their operating partnership units and shares;

•	Cash Available for Distribution May not be Sufficient. Cash available for distribution may not be sufficient to make distributions at expected levels;

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Failure of the Operating Partnership to Maintain its Status as a Partnership and/or of the Company to Qualify as a REIT for U.S. Federal Income Tax Purposes. Failure of the operating partnership to maintain its status as a partnership and/or the company to qualify or remain qualified as a REIT for U.S. federal income tax purposes would subject the operating partnership and/or company to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to the holders of operating partnership units and/or company shareholders; and

•

REIT Distribution Requirements Could Require The Company to Borrow Funds or Subject the Company to Tax. The REIT distribution requirements could require the company to borrow funds during unfavorable market conditions or subject the company to tax, which would reduce the cash available for distribution to the stockholders.

S3-21

FORWARD-LOOKING STATEMENTS

This supplement and the prospectus/consent solicitation contain forward-looking statements. In particular, statements pertaining to the company’s and the subject LLC’s capital resources, portfolio performance, dividend policy and results of operations contain forward-looking statements. Likewise, the company’s unaudited pro forma financial statements and all the company’s statements regarding anticipated growth in the company’s portfolio from operations, acquisitions and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “preliminary,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and the company may not be able to realize them. The company and the supervisor do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•

the factors included in the supplement and the prospectus/consent solicitation, including those set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust” and “The Company Business and Properties;”

•

the effect of the credit crisis on general economic, business and financial conditions, and changes in the company’s industry and changes in the real estate markets in particular, either nationally or in Manhattan or the greater New York metropolitan area;

•	resolution of the class action lawsuits;

•	the value of the operating partnership units and shares of common stock that you will receive in the consolidation;

•	reduced demand for office or retail space;

•	use of proceeds of the IPO;

•	general volatility of the capital and credit markets and the market price of the company’s operating partnership units and Class A common stock issued to participants in the subject LLCs;

•	changes in the company’s business strategy;

•	defaults on, early terminations of or non-renewal of leases by tenants;

•	bankruptcy or insolvency of a major tenant or a significant number of smaller tenants;

•	fluctuations in interest rates and increased operating costs;

•	declining real estate valuations and impairment charges;

•	availability, terms and deployment of capital;

•	the company’s failure to obtain necessary outside financing;

•	the company’s expected leverage;

•	decreased rental rates or increased vacancy rates;

•	the company’s failure to generate sufficient cash flows to service its outstanding indebtedness;

•	the company’s failure to redevelop, renovate and reposition properties successfully or on the anticipated timeline or at the anticipated costs;

•	difficulties in identifying properties to acquire and completing acquisitions, including potentially the option properties described in the prospectus/consent solicitation;

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•	risks of real estate acquisitions, dispositions and development, including the cost of construction delays and cost overruns;

•	the company’s failure to operate acquired properties and operations successfully;

•	the company’s projected operating results;

•	the company’s ability to manage its growth effectively;

•	estimates relating to the company’s ability to make distributions to its stockholders in the future;

•	impact of changes in governmental regulations, tax law and rates and similar matters;

•	the failure of the operating partnership to maintain its status as a partnership for U.S. federal income tax purposes;

•	the company’s failure to qualify as a REIT;

•	future terrorist events in the U.S.;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	lack or insufficient amounts of insurance;

•	financial market fluctuations;

•	availability of and the company’s ability to attract and retain qualified personnel;

•	conflicts of interest with the company’s senior management team;

•	the company’s understanding of its competition;

•	changes in real estate and zoning laws and increases in real property tax rates and

•	the company’s ability to comply with the laws, rules and regulations applicable to companies and, in particular, public companies.

While forward-looking statements reflect the company’s or the supervisor’s, as applicable, good faith beliefs, they are not guarantees of future performance. The company and the supervisor disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this supplement, except as required by applicable law. For a further discussion of these and other factors that could impact the company’s future results, performance or transactions, see the sections entitled “Risk Factors” in this supplement and the prospectus/consent solicitation. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the company (or to third parties making the forward-looking statements). The company and the supervisor undertake no obligation publicly to release any revision to such forward-looking statement to reflect events or circumstances after the date of this supplement or the prospectus/consent solicitation, except as required by applicable law.

S3-23

EFFECT OF CONSOLIDATION ON SUBJECT LLCS NOT ACQUIRED

If the company does not acquire your subject LLC’s assets in the consolidation and a third-party portfolio transaction is not consummated, your subject LLC will continue to operate as a separate limited liability company with its own assets and liabilities and will bear its proportionate share of the expenses of the consolidation. If the consolidation is consummated, your interest in the property would be supervised by a subsidiary of the operating partnership as successor to the supervisor and the operating partnership or a subsidiary will be the operating lessee. If the consolidation is not consummated, there will be no change in your subject LLC’s investment objectives and it will remain subject to the terms of its organizational documents.

In addition, if the company does not acquire your subject LLC’s assets and the operating lessee consolidates with the company, the company will not have the need to sell its interest in the property to obtain liquidity and might be less likely than the current operating lessee to sell the operating lessee’s interests, especially in the near term. Accordingly, the sale of your subject LLC’s assets in the future may be more difficult and the amount that could be realized in a sale could be reduced because potential buyers may view this sale as less desirable than buying a combined owner/operating lessee enterprise. As a result, it will be less likely that a third party will acquire control of, or a significant equity interest in, your subject LLC.

S3-24

SHARES OF COMMON STOCK ON A FULLY-DILUTED BASIS TO BE

ALLOCATED TO YOUR SUBJECT LLC

The number of shares of common stock, on a fully-diluted basis, to be allocated to your subject LLC was determined based on the Appraisal by Duff & Phelps, LLC, the independent valuer, as set forth under “Summary—Allocation of Consideration in the Consolidation” in the prospectus/consent solicitation.

The number of shares of common stock and operating partnership units actually issued in the consolidation will be equal to the aggregate enterprise value divided by the IPO price. For illustrative purposes only, this supplement includes information regarding the allocation of common stock and operating partnership units based on a hypothetical value of $10 per share and a hypothetical enterprise value equal to the aggregate exchange value arbitrarily assigned by the supervisor to illustrate the allocation of the common stock and operating partnership units and to determine the hypothetical number of outstanding common stock and operating partnership units.

The table below shows such illustrative allocation of common stock, on a fully-diluted basis, to your subject LLC and the private entity that is the operating lessee of the property. The table below assumes that all subject LLCs and all private entities participate in the consolidation. The table below also assumes that all participants in the private entities and the equity owners of the management companies receive operating partnership units or shares of common stock. The actual number of shares of common stock and operating partnership units allocated to each subject LLC and private entity upon consummation of the consolidation will be reduced by an amount equal to the number of shares of common stock or operating partnership units that would have been issuable to participants in the subject LLCs and the private entities that receive cash. The table assumes that the enterprise value in connection with the IPO equals the aggregate exchange value.

Entity	Exchange Value	Common Stock, on a Fully-Diluted Basis(1)	Percentage of Total Exchange Value and Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis
250 West 57th Associates L.L.C.	$142,086,267	14,208,627	3.6%
Fisk Building Associates L.L.C.(2)	$131,287,437	13,128,744	3.3%

(1)	The number of shares of common stock issued, on a fully-diluted basis, equals the number of shares of Class A common stock issued in the consolidation plus shares of Class A common stock issuable upon the exchange of operating partnership units or upon conversion of Class B common stock for shares of Class A common stock on a one-for-one basis. To the extent that participants in the private entities that are non-accredited investors or charitable organizations receive cash, the common stock which would have been issued to them, will not be issued. As a result, the number of outstanding shares of common stock will be reduced and the percentage of the common stock each other participant owns will increase. The number of shares of Class A common stock, Class B common stock and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price. Enterprise value is calculated without giving effect to shares of Class A common stock issued in the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.
(2)	Operating lessee of 250 West 57th St. Associates L.L.C.

For a detailed explanation of the manner in which the allocations are made, see “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Allocation of Common Stock and Operating Partnership Units among the Subject LLCs, the Private Entities and the Management Companies” in the prospectus/consent solicitation.

S3-25

EXCHANGE VALUE AND ALLOCATION OF OPERATING PARTNERSHIP UNITS AND

COMMON STOCK

The shares of common stock and operating partnership units to be issued to each subject LLC, each private entity and the management companies will be allocated based on their respective share of the aggregate exchange value. The exchange value for each subject LLC, each private entity and the management companies was determined as of July 1, 2011 to establish a consistent method of allocating common stock and operating partnership units for purposes of the consolidation.

The number of shares of common stock, on a fully-diluted basis, to be issued in the consolidation, as presented in this supplement and the prospectus/consent solicitation, was determined by dividing the aggregate exchange value by $10, and your subject LLC’s share of the common stock, on a fully-diluted basis, to be issued in the consolidation is equal to its exchange value divided by $10. The hypothetical value per share of $10 was an arbitrary amount chosen by the supervisor for the sole purpose of illustrating the allocation of common stock and operating partnership units.

The fair market value of the consideration that you receive will not be known until the pricing of the IPO. The value of the consideration will be based on the enterprise value determined in connection with the pricing of the IPO. The actual number of shares of common stock, on a fully-diluted basis, issued in the consolidation will equal the enterprise value of the company divided by the IPO price. The shares of common stock, on a fully-diluted basis, will be allocated among your subject LLC, the other subject LLCs, the private entities, and the management companies in proportion to their relative share of the aggregate exchange value. The enterprise value, which will be determined by the market conditions and the performance of the portfolio at the time of the IPO, may be higher or lower than the aggregate exchange value. Additionally, the IPO price may be more or less than the hypothetical $10 per share exchange value arbitrarily assigned by the supervisor for illustrative purposes and, after the offering, the operating partnership units and shares of Class A common stock may trade above or below the IPO price. See “Risk Factors.” Accordingly, both the number of operating partnership units and shares of common stock and the value of the operating partnership units and shares of common stock that each participant will receive for each $1,000 of original investment could be higher or lower than the hypothetical amounts set forth in this supplement and the prospectus/consent solicitation. The number of shares of Class A common stock, Class B common stock, and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price, without giving effect to shares of Class A common stock issued in the IPO. The enterprise value may be higher or lower than the aggregate exchange value. The exchange value used herein is based on the Appraisal prepared by the independent valuer. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

No fractional operating partnership unit or share of common stock will be issued by the company in connection with the consolidation. See “No Fractional Share of Common Stock” in the prospectus/consent solicitation.

Adjustments to Exchange Value and Allocation of Operating Partnership Units and Shares of Common Stock. All determinations of the exchange value for purposes of allocating the common stock and operating partnership units among the subject LLCs, the private entities and the management companies were determined as of July 1, 2011 in the manner described below under “Derivation of Exchange Values.” The exchange value will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation. No other adjustment will be made to the allocations of any of the subject LLCs, private entities or the management companies. As of the date of the prospectus/consent solicitation and this supplement, the supervisor does not know of any material change regarding your subject LLC that will affect materially the exchange value for your subject LLC.

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For a detailed explanation of the manner in which the allocations are made, see “Exchange Value and Allocation of Operating Partnership Units and Common Stock” in the prospectus/consent solicitation.

Derivation of Exchange Values

Your subject LLC—the exchange value of your subject LLC has been determined by the independent valuer as follows:

•	the total allocable value as described below has been allocated equally between your subject LLC and the operating lessee:

•	the total allocable value equals:

•	the sum of:

•	the appraised value, on a fee simple basis, of 250 West 57th Street, as determined by the independent valuer’s Appraisal of such property, as of July 1, 2011 and

•

the amount by which the actual net working capital of both your subject LLC and the operating lessee exceeds (such value being negative if it is exceeded by) the normalized level of net working capital required to operate the property owned by your subject LLC, except for cash in excess of the normalized level of working capital which will be retained by your subject LLC and the operating lessee and distributed to your subject LLC’s and the operating lessee’s participants. Net working capital as used in this allocation is defined as current assets (excluding cash and cash equivalents, except to the extent required to maintain the normalized levels of working capital), less current liabilities (excluding the current portion of debt). As of June 30, 2011 the supervisor determined that there was no excess or deficit in the net working capital over the normalized level of working capital at any of the subject LLCs or operating lessees, with the exception of the unpaid cash overrides addressed below and

•	the amount of cash held by your subject LLC and the operating lessee that is expressly designated for property improvements, as of June 30, 2011, as provided by the supervisor;

•	reduced by:

•	the face value of shared mortgage debt obligations, which are mortgage debt obligations of your subject LLC that are serviced by basic rent paid by the operating lessee, as of June 30, 2011 and

•	the present value of the base operating lease payments from the operating lessee to your subject LLC.

•	fifty percent of such allocable value is allocated to your subject LLC and is adjusted as follows to estimate the exchange value of your subject LLC:

•	subtract the after-tax present value of supervisory fees paid to the supervisor and the unpaid cash flow overrides as of June 30, 2011;

•	subtract your subject LLC’s debt obligations that are not shared mortgage debt obligations serviced with basic rent paid by the operating lessee as of June 30, 2011 and

•	add the present value of the base operating lease payments from the operating lessee to your subject LLC.

The allocable value was allocated 50% to your subject LLC and 50% to the operating lessee of the property instead of being allocated in accordance with discounted cash flow based on representations of the supervisor as to the original intent to treat the two entities as equivalent to a joint venture and the historical treatment of the

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two entities in this manner. The supervisor has represented that historically, agreements have been entered into to share capital expenditure and financing costs and the operating leases have been extended in connection therewith. The reasons why the supervisor made this representation and believes that it is reasonable and appropriate are described under “Reports, Opinions and Appraisals—Appraisal—Supervisor’s Reasons for Representation as to 50/50 Allocation” in the prospectus/consent solicitation.

The independent valuer initially provided a preliminary draft valuation that allocated the property value based upon the lease agreements between the lessor and the operating lessee using a discounted cash flow analysis. Such draft valuation allocated additional value to the lessor by attributing value to the residual interest (that is, the value of the property at the expiration of the operating lease), which the independent valuer determined on a discounted cash flow basis by (a) applying an assumed inflation rate to forecast such residual value and (b) then computing the net present value of that residual by applying a discount rate. The independent valuer’s preliminary draft valuation also allocated all of the debt to the lessor. Pursuant to the operating lease terms as amended for each financing, the debt service is a shared expense between the lessor and the operating lessee, but the principal amount due on maturity is contractually only an obligation of the lessor. Under the final method used to allocate the appraised value between your subject LLC and the operating lessee, such mortgage indebtedness was allocated 50% to your subject LLC and 50% to the operating lessee. Such preliminary draft valuation (which was prepared on a discounted cash flow basis) resulted in higher percentage of the allocable value to Fisk Building Associates L.L.C., the operating lessee of your subject LLC, than to your subject LLC, while the final method allocated the allocable value 50% to the subject LLC and 50% to the operating lessee. While such preliminary draft valuation allocated significant residual value to your subject LLC, the operating lessee has a greater share of the allocable value after such debt allocation to your subject LLC.

Allocation of Exchange Value and Operating Partnership Units and Common Stock

To allocate the shares of common stock, on a fully-diluted basis, for illustrative purposes, the supervisor arbitrarily used an enterprise value of the company equal to the aggregate exchange value and assigned a hypothetical $10 per share exchange value for illustrative purposes. The supervisor allocated to each subject LLC a number of shares of common stock, on a fully-diluted basis, equal to the exchange value of its assets divided by $10.

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The following table sets forth for your subject LLC and the operating lessee, among other things, the calculation of the exchange value, the percentage of total exchange value and percentage of total number of operating partnership units and shares of common stock to be issued, the number of operating partnership units and shares of common stock to be issued, on a fully-diluted basis and the number of operating partnership units to be allocated to override interests of the supervisor and the Malkin Holdings group and to other persons.

Entity	Appraised Property Value(1)	Shared Debt Obligations(2)	Present Value of Base Rent(3)	Cash for Improvements	Total Allocable Value(4)	Present Value of Supervisory Fees(5)	Unpaid Cash Overrides(6)	Unshared Debt Obligations(7)	Present Value of Base Rent(8)	Exchange Value(9)(10)
250 West 57th Street	$316,000,000	($40,432,051)	($10,000,000)	$0
250 West 57th St. Associates L.L.C.					$132,783,974	($697,707)	$0	$0	$10,000,000	$142,086,267
Fisk Building Associates L.L.C.					$132,783,974	($709,094)	($787,443)	$0	$0	$131,287,437

Entity	Exchange Value of Shares of Operating Partnership Units and Common Stock per $1,000 Original Investment of Participants		Percentage of Total Exchange Value / Percentage of Total Number of Operating Partnership Units and Shares of Common Stock Issued on a Fully-Diluted Basis	Number of Operating Partnership Units and Shares of Common Stock(10)	Number of Operating Partnership Units and Shares of Common Stock per Average $1,000 Original Investment of Participants	Number of Operating Partnership Units Allocated to Override Interests of Supervisor and the Malkin Holdings group(10)	Number of Operating Partnership Units Allocated to Override Interests of Other Persons
250 West 57th Street
250 West 57th St. Associates L.L.C.	$35,722	(11)	3.6%	14,208,627	3,572	1,056,484	0
Fisk Building Associates L.L.C.	$918,187		3.3%	13,128,744	91,818	2,755,303	1,191,571

(1)	Reflects the Appraisal of your subject LLC’s real property interests as of July 1, 2011 by the independent valuer.
(2)	Debt obligations, including mortgage debt of your subject LLC and shared mortgage debt obligations of your subject LLC and the operating lessee that are serviced by basic rent paid by the operating lessee.
(3)	Represents the present value of the base operating lease payments from the operating lessee to the fee owner.
(4)	Total allocable value which is shared equally by your subject LLC and the operating lessee, equals the appraised value of such property minus the sum of shared debt obligations and the present value of base rent payable under the operating lease, plus the cash reserves for improvements.
(5)	Reflects the after-tax net present value of the supervisory fees paid to the supervisor. The net operating income used to determine the appraised value of the properties was calculated without deducting supervisory fees as an expense. Instead, the after-tax net present value of the supervisory fee was included in determining the appraised value of the supervisor.
(6)	Reflects operating overrides due to the supervisor in respect of cash flow from operations which were unpaid as of June 30, 2011. The appraised value of the supervisor includes an amount equal to the value of the unpaid overrides.
(7)	Debt obligations, if any, attributable solely to your subject LLC and not shared by the operating lessee.
(8)	Represents the present value of the base operating lease payments from the operating lessee.
(9)	The exchange values of your subject LLC and the operating lessee are based in part on your subject LLC’s and the operating lessee’s assets and liabilities included in their quarterly balance sheets as of June 30, 2011. The exchange values will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets after June 30, 2011 but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation.
(10)	The number of operating partnership units and shares of common stock issuable to your subject LLC, as set forth in the table, was determined by dividing the exchange value for your subject LLC by $10, which is the hypothetical value that the supervisor arbitrarily assigned to illustrate the number of operating partnership units and shares of common stock to be received. The number of shares of Class A common stock, Class B common stock, and operating partnership units issued in the consolidation will be determined based on the company’s enterprise value, which will be determined based on the IPO price. Enterprise value is calculated without giving effect to shares of Class A common stock issued in the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO. The enterprise value may be higher or lower than the aggregate exchange value. Historically, in a typical initial public offering of a REIT, the enterprise value and initial public offering price are at a discount to the net asset value of the REIT’s portfolio of properties, which in turn may be above or below the aggregate exchange value.

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(11)	Represents exchange value per $1,000 original investment for participants subject to the voluntary override program. Participants not subject to the voluntary override program have an exchange value of shares of common stock per $1,000 original investment of $39,468.

Allocation of Common Stock on a Fully-Diluted Basis among the Participants and the Supervisor and the Malkin Holdings Group

The common stock, on a fully-diluted basis, to be allocated to your subject LLC will be allocated among the participants holding participation interests in your subject LLC and the supervisor and the Malkin Holdings group in accordance with the provisions of your subject LLC’s operating agreement and other agreements relating to distributions upon liquidation of your subject LLC.

Entity	Exchange Value	Common Stock Allocation on a Fully-Diluted Basis(1)	Percentage of Total Exchange Value or Percentage of Total Shares of Common Stock Issued, on a Fully-Diluted Basis(1)(2)
250 West 57th St. Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group (subject to voluntary override)	$96,257,716	9,625,772	2.4%
Participants other than the supervisor and the Malkin Holdings group (not subject to voluntary override)	$25,733,402	2,573,340	0.6%
The supervisor and the Malkin Holdings group as holders of participation interests	$9,530,308	953,031	0.2%
Override Interests to the Malkin Holdings group(3)	$10,564,842	1,056,484	0.3%
Other Override Interests	$0	0	0.0%

Total	$142,086,268	14,208,627	3.6%
Fisk Building Associates L.L.C.
Participants other than the supervisor and the Malkin Holdings group	$75,843,963	7,584,396	1.9%
The supervisor and the Malkin Holdings group as holders of participation interests	$15,974,739	1,597,474	0.4%
Override Interests to the Malkin Holdings group	$27,553,025	2,755,302	0.7%
Other Override Interests	$11,915,710	1,191,571	0.3%
Total	$131,287,437	13,128,743	3.3%

(1)	Assumes all holders of participation interests in the private entities receive operating partnership units or shares of common stock. Each operating partnership unit provides the same rights to distributions as one share of common stock in the company and, subject to limitations, is redeemable for cash or, at the company’s election, for one share of Class A common stock after a one-year period.
(2)	The number of shares of common stock outstanding, on a fully-diluted basis, equals the number of shares of common stock outstanding plus shares of Class A common stock issuable upon the redemption of operating partnership units or upon the conversion of Class B common stock for shares of Class A common stock on a one-for-one basis. To the extent participants in the private entities receive cash, the common stock, on a fully-diluted basis, which would have been issued to them, will not be issued. As a result, the number of shares of outstanding common stock, on a fully-diluted basis, will be reduced and the percentage of the common stock, on a fully-diluted basis, each other participant owns will increase.
(3)	Represents a voluntary capital override, which was voluntarily agreed to by certain participants.

The method utilized to allocate the operating partnership units, Class A common stock and Class B common stock is as follows:

•

Level 1 Allocation: The operating partnership units, Class A common stock and Class B common stock will be allocated to your subject LLC based upon the exchange value of your subject LLC, relative to the aggregate exchange value of all of the subject LLCs, the private entities and the management companies, as determined by the independent valuer. The supervisor believes that the exchange value constitutes a reasonable basis for such allocation.

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•

Level 2 Allocation: Within your subject LLC, the operating partnership units, the Class A common stock and the Class B common stock allocable to your subject LLC will be allocated among the participants holding participation interests in your subject LLC and holders of override interests in accordance with the provisions of your subject LLC’s organizational documents relating to distributions upon liquidation of your subject LLC.

Under the organizational documents of your subject LLC, after any required payment of debts and liabilities of your subject LLC, the net proceeds to your subject LLC from the consolidation or a third-party portfolio transaction will be distributed to the members, each of whom is an agent for participants, in proportion to the members’ membership interests.

•	The net proceeds distributed to the members will be distributed to the participants as follows:

•

To participants in their participating group in proportion to the participants’ percentage interests in the participating group and the amount distributable to each participant that has consented to the voluntary capital transaction override program will be adjusted to reflect the amounts distributable under the voluntary capital transaction override program to the supervisor.

•

The supervisor will receive, as an override under the voluntary capital transaction override program, an amount equal to 10% of the amount by which the net proceeds distributable in respect of a participant’s participation interest in connection with a capital transaction, including the consolidation, exceeds twice the amount of such participant’s original cash investment.

•

The amount distributable to each participant that has consented to the voluntary pro rata reimbursement program will be reduced by any amount distributable to the supervisor and Peter L. Malkin under such program

The agents, who are the members of your subject LLC, recently created a new class of membership interests, which were divided into series. A separate series was deemed to be distributed to holders of each participating group. Each new series provides protections similar to those under a shareholder rights plan for a corporation. Each new series corresponds to a participating group for which a member acts as agent. If any person or group acquires 7.5% or more of the outstanding participation interests in the applicable participating group (an “acquiring person”), each participant in the applicable participating group other than an acquiring person prior to the closing of the consolidation, will have the right to receive distributions on the new series (equal to three times the distributions on the participations) and as a result if there is an acquiring person the distributions to the acquiring person will be reduced and the distributions of other participants in the participating group in which there is an acquiring person will be correspondingly increased.

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FAIRNESS OF THE CONSOLIDATION

General

The supervisor believes the consolidation to be fair to, and in the best interests of, your subject LLC and its respective participants. After careful evaluation, the supervisor concluded that the consolidation is the best way to maximize the value of your investment in your subject LLC.

Although the supervisor believes the terms of the consolidation are fair to you and the other participants, the supervisor and its affiliates have conflicts of interest with respect to the consolidation. These conflicts include, among others, its realization of substantial economic benefits upon completion of the consolidation. For a further discussion of the conflicts of interest and potential benefits of the consolidation to the supervisor, see “Conflicts of Interest—Substantial Benefits to the Supervisor and its Affiliates” in the prospectus/consent solicitation. While the supervisor has conflicts of interest which are described under “Conflicts of Interest” in the prospectus/consent solicitation, the supervisor does not believe that these conflicts of interests affected its fairness determination. See “Exchange Value and Allocation of Common Stock and Operating Partnership Units—Allocation of Common Stock and Operating Partnership Units among the Participants and the Supervisor and the Malkin Holdings Group” in the prospectus/consent solicitation.

Based upon the supervisor’s analysis of the consolidation:

•

The supervisor believes that the consideration offered to the participants in your subject LLC constitutes fair value for their participation interests. The exchange values of each of the subject LLCs, the private entities and the management companies are based on the Appraisal by Duff & Phelps, LLC, the independent valuer. The independent valuer determined the exchange value, which was reviewed and approved by the supervisor. The supervisor believes that the allocations in accordance with the Appraisal by the independent valuer were in the best interests of the participants.

•

The supervisor’s belief as to the fairness of the consolidation to the participants and the statements above regarding the material terms underlying its belief as to fairness partially are based upon the Appraisal of each subject LLC’s interest in a property that the independent valuer prepared and upon the fairness opinion the independent valuer provided to the supervisor.

•

The supervisor considered that each participant will be given the option to elect to receive operating partnership units, Class A common stock, or, to a limited extent, as described above, Class B common stock. Each participant may elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such participant would otherwise receive in the consolidation. The operating partnership units would be issued in a transaction intended to be tax-deferred for U.S. federal income tax purposes. These options allow participants to receive the same form of consideration as the participants in the private entities and the Malkin Family.

•

The supervisor believes that the consolidation is fair to all participants in your subject LLC and as a whole, regardless of which particular combination of entities participates in the consolidation. Even if 60 East 42nd St. Associates L.L.C. does not participate in the consolidation, the supervisor believes that the participants in your subject LLC will realize the benefits described under “Summary—Benefits of Participation in the Consolidation” in the prospectus/consent solicitation. There are no material differences among the subject LLCs (such as with respect to types of assets owned or investment objectives) that affect the reasons why the supervisor believes the consolidation is fair to you. While the supervisor believes that it would be more beneficial to participants if all of the subject LLCs participate in the consolidation, the supervisor believes that, through a combination of the properties of the private entities, for which necessary approvals have been obtained, and the property interests of Empire State Building Associates L.L.C. and Empire State Building Company L.L.C., the participation of which are a condition to the consolidation, the company will be of sufficient size and have sufficient assets to allow participants to realize the benefits described under “Summary—Benefits of Participation in the Consolidation” in the prospectus/consent solicitation of the consolidation even if 60 East 42nd St. Associates L.L.C. does not participate in the consolidation.

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•

While your subject LLC’s exchange values have been determined based on the Appraisal by the independent valuer, which has also delivered a fairness opinion as described above, no independent representative was retained to negotiate on behalf of the participants. There are 23 subject LLCs and private entities and groups with different interests in many of these entities. The supervisor does not believe that a single independent representative could have represented the interests of all participants and believes that to locate and retain an independent and equally competent and qualified representative for each separate interest in the consolidation is not possible. The supervisor represents the interests of all participants in the subject LLCs and private entities. The supervisor has served the same role in the past for sales of other properties with different groups of participants, which included the sale of three office properties in New York City in the past fifteen years, 200 Fifth Avenue (know as the International Toy Center), 409 Seventh Avenue and 500 512 Seventh Avenue, and believes it is not required to retain any independent representative on behalf of each group of participants or for all groups of participants as a whole. The supervisor believes the Appraisal prepared by the independent valuer serves the purposes of representing all parties fairly and that the consolidation is fair to all participants regardless of the absence of any such independent representative.

•

While the supervisor has conflicts of interest which are described under “Conflicts of Interest” in the prospectus/consent solicitation, the supervisor does not believe that these conflicts of interests affected its fairness determination.

In considering fairness, the supervisor considered the following:

•

The tax protection agreement, which the supervisor believes is consistent with market practice for transactions of this type and generally would require payment only if the company took or failed to take certain actions, which it does not currently intend to take or fail to take, as the case may be, with respect to the protected properties;

•

The option agreements, which the supervisor believes benefit the company by providing it with the right to acquire attractive properties complementary to the company’s portfolio on terms which the company believes are reasonable and, with respect to which, any determination to be made by the company will be made by the company’s independent directors; and

•

The agreements to indemnify the principals of the supervisor for certain liabilities relating to the subject LLCs and the private entities; the supervisor believes it is reasonable for a REIT which is being formed to assume indemnification obligations relating to the operations of entities whose assets are being acquired. Under the organizational documents of the subject LLCs and private entities and applicable law, the principals of the supervisor are already generally entitled to indemnification from the participants in the subject LLCs and the private entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence.

•

The supervisor also took into account the terms of the compensation payable to persons in the Malkin Holdings group by the company after the closing of the consolidation as set forth under “Management–Executive Compensation” in the prospectus/consent solicitation, which, the supervisor believes, are on terms customary for similar publicly-traded REITs and are based on recommendations of a compensation consultant.

•

While there is no assurance that the IPO price will be equal to or greater than the exchange value per share or that the operating partnership units and Class A common stock will trade at a price equal to or greater than the IPO price following consummation of the consolidation and IPO, the supervisor believes that the increased liquidity will offer participants in your subject LLC and the other subject LLCs the opportunity to sell all or part of their shares of Class A common stock or operating partnership units, subject to the restrictions of applicable U.S. federal and state securities law and after expiration of the lock-up period.

•

The consolidation will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other participants. However, the effect of the consolidation and the cash available for distribution will vary among the subject LLCs. The

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supervisor’s belief is based on the anticipated growth in the revenues of the initial properties operated as a portfolio under the Malkin brand and potential additional investments the company expects to make in the future.

•

You and the other participants whose subject LLCs participate in the consolidation will be able to benefit from the potential growth of the company and also will receive investment liquidity through the public market by selling all or part of their shares of Class A common stock or operating partnership units, subject to the restrictions of applicable U.S. federal and state securities laws and after expiration of the lock-up period described in the prospectus/consent solicitation.

•

As set forth in the table below, the supervisor calculated the net book value of your subject LLC under GAAP, as of March 31, 2012, per $1,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is based primarily on depreciated historical cost and, therefore, is not indicative of the fair market value of your subject LLC. This figure was compared to the exchange value per $1,000 original investment.

Summary of Valuations

(per $1,000 original investment)

Entity	Exchange Value(1)	GAAP Net Book Value (Deficit) as of March 31, 2012
250 West 57th St. Associates L.L.C. Participants (subject to voluntary override)	$35,722	($1,388)
250 West 57th St. Associates L.L.C. Participants (not subject to voluntary override)	$39,468	($1,388)

(1)	The exchange value of each subject LLC is based in part on each subject LLC’s assets and liabilities included in the quarterly balance sheets of the subject LLC as of June 30, 2011. The exchange value will be revised to reflect changes in the balance sheet items included in the calculation of the exchange value in subsequent quarterly balance sheets but will not be revised based on changes in the balance sheets or other events after the final quarterly balance sheet date prior to the closing of the consolidation.

•	The supervisor has adopted the conclusions of the fairness opinion from and the Appraisal prepared by the independent valuer, which are described in the consent solicitation.

Comparison of Alternatives

The supervisor has considered alternatives to the consolidation, including the continuation of your subject LLC without change and the liquidation of your subject LLC and the distributions of the net proceeds to you. The supervisor does not believe that your subject LLC could realize its allocable share of the value of the property through a sale of the interests in the property held by it. The supervisor believes that, over time, the likely value of the interest you will receive in the consolidation will be higher than the value of the consideration you would receive from any of the other alternatives as a result of increased efficiencies, growth opportunities through potential acquisitions and potential growth in revenue of the initial properties and more stable cash flow for distributions, and other opportunities for value enhancement.

The supervisor has not provided an estimate of the going-concern values and liquidation values of your subject LLC for the reasons set forth below. As explained below, the supervisor believes these values would be in the same range as, or lower than, the exchange values. These values may be more or less than the value of the consideration that you will receive in the consolidation. See “Risk Factors.”

Continuance as a Going-Concern. The supervisor considered the going-concern value of your subject LLC. The purpose of a going-concern analysis is to determine the estimated value of your subject LLC, assuming that your subject LLC continues to operate as a separate legal entity with its own assets and liabilities and governed by its organizational documents. A going-concern analysis differs from a liquidation analysis in that a liquidation

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analysis assumes that your subject LLC immediately commences an orderly disposition of its interest in the property and distributes the net liquidation proceeds, to the members and participants holding participation interests and to the supervisor on account of overrides and voluntary reimbursement payments. The going-concern analysis estimates the present value of the participation interests in your subject LLC, assuming that your subject LLC was operated as an independent standalone entity during an assumed ten-year holding period, and sold its interest in the property at the end of the ten-year period.

The supervisor believes that, based on, among other things, the advice of the independent valuer, the going concern value of the participation interests in your subject LLC pursuant to a going concern analysis, which would assume continued operation and eventual sale, is in the same range as the exchange value. The exchange value is based on (i) the appraised value of the property interest owned by your subject LLC which was based on the income approach taking into account, among other things, the expected financial performance such as estimated revenues, operating expenses, general and administrative costs, capital expenditures and leasing costs for the property, and operating cash flow of the property, and (ii) the allocation of such appraised values to the participants in your subject LLC as described in “Reports, Opinions, and Appraisals—Fairness Opinion” in the prospectus/consent solicitation. Similarly, a going concern analysis would determine the value of the equity interest in a partnership or limited liability company by estimating the present value of distributions to such interests in the going concern entity. The supervisor believes that, based on advice from the independent valuer, the methodology used to determine the value of an equity interest in a partnership or a limited liability company, as was performed in the Appraisal, is a generally accepted valuation and analytical technique, and, when performed using the same underlying assumptions, can be expected to yield a result in approximately the same range as the going concern analysis.

Liquidation of your subject LLC. Since another available alternative is to proceed with a sale of the interest in the property your subject LLC owns and to distribute the net proceeds to its participants, the supervisor has considered the liquidation value of your subject LLC. The supervisor believes that, based on advice from the independent valuer, using the discounted cash flow method used in the Appraisal is a reasonable way to estimate the price at which the property could be sold for purposes of a liquidation value analysis. The difference between the exchange values and the liquidation value would be the deduction of assumed selling and liquidation costs (real estate commissions and legal and other closing costs) in calculating the liquidation value, which the supervisor estimates would equal approximately 2.5% to 5% of the appraised real estate value. The supervisor believes that the costs relating to liquidation, including costs of soliciting participants’ consent and legal fees, could exceed this percentage. This alternative also assumes that non-real estate assets are sold at their estimated realizable value determined on a basis consistent with the independent valuer’s Appraisal.

However, while the Appraisal is not necessarily indicative of the price at which the assets would sell, the real estate appraisal assumes that the interest in the property of your subject LLC is sold in an orderly manner and is not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual value. See “Reports, Opinions and Appraisals—Appraisal.”

The supervisor believes that the value of the participation interests in the subject LLCs in a liquidation would be lower than the exchange values because the value in a liquidation would be determined based on the appraised value of the property interest owned by your subject LLC (as described under “Reports, Opinions, and Appraisals—Appraisal”), reduced by the transaction costs associated with marketing and selling a property, and the costs of soliciting participants’ consent and legal fees. Such fees and expenses were not deducted in calculating the exchange value because they are being borne by the company. The liquidation value would also not incorporate any prepayment penalties that would be due upon the sale of a property, which is not expected to be payable, to the same extent, in the consolidation. Such fees and expenses would reduce the amounts distributable to the participants in your subject LLC in a liquidation to a level below the exchange values.

Secondary Market Prices. Participation interests in your subject LLC are not traded on any national securities exchange. There is no established trading market for participation interests, and it is not anticipated that any market will develop for the purchase and sale of the participation interests.

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Sales transactions for participation interests have been limited and sporadic. The supervisor is aware of sales made which were not arranged by it because it acts as transfer agent for the participation interests. In some cases, the supervisor receives information regarding the prices at which secondary sale transactions of participation interests have been effectuated but, in many instances, the supervisor is not aware of the prices at which transactions have been made. Affiliates of the supervisor have arranged for purchases of participation interests, from time to time, as an accommodation to participants that desired to sell their participation interests. The supervisor also is aware of third-party appraisals that were performed for participants. The supervisor generally used methodology similar to that in these appraisals in determining the price to be offered to participants that requested that the supervisor arrange sales of their participation interests as an accommodation. In making such purchases of participation interests as an accommodation to participants, the supervisor generally determined the purchase price by applying capitalization rates to annual distributions out of basic rent and overage rent, applying a discount because the interest is an illiquid minority interest and, since 2008, applying a further discount because of the instability of the economy. The supervisor believes that these prices are less than the long-term value of the participation interests and the supervisor so advised each participant who requested that the supervisor arrange a sale. The extent of the participation interest sales transactions between willing buyers and willing sellers, each having access to relevant information regarding the financial affairs of your subject LLC, the expected value of their assets and their prospects for the future is unknown. Many participation interest sales transactions are believed to be distressed sales where sellers are highly motivated to dispose of the interests and, to facilitate the sales are willing to accept substantial discounts from what might otherwise be regarded as the fair value of the interest being sold.

Affiliates of the supervisor made the following purchases of participation interests in your subject LLC during the period from January 1, 2009 through March 31, 2012:

Date of Transfer (Month/Day/Year)	Amount of Purchase (Based on Original Investment)	Amount of Consideration Paid per $1,000 Original Investment
9/02/10	$1,666.67	$4,000.19
5/02/10	$5,000.00	$4,000.00
3/02/10	$10,000.00	$4,000.00
7/02/09	$5,000.00	$4,000.00

The supervisor also is aware of the prices on the following additional purchases of participation interests by third parties in your subject LLC during the period from January 1, 2009 through March 31, 2012:

Date of Transfer (Month/Day/Year)	Amount of Purchase (Based on Original Investment)	Amount of Consideration Paid per $1,000 Original Investment
1/02/10	$2,500.00	$5,000.00

Comparison of Distributions

Distribution Comparison. The supervisor has considered the potential impact of the consolidation upon distributions that would be made to the participants that exchange their participation interests for operating partnership units and/or common stock.

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Comparison

The following table sets forth a comparison of the distributions by the subject LLC and by the company.

Subject LLC	Average Annual Distribution for the years ending December 31, 2007-2011 Per $1,000 Original Investment(1)	Estimated Annual Distribution to Stockholders of the Company Per $1,000 Original Investment(2)
250 West 57th St. Associates L.L.C.	$1,098	$

(1)	Distributions each year consist of small regular monthly distributions out of basic rent and larger, but variable, distributions out of overage rent. The amount of distributions out of overage rent varies from year to year depending on factors such as:

•	capital expenditures funded out of operating cash flow which reduced distributions;

•	borrowings to fund capital expenditures which would otherwise have been paid out of operating cash flow, which increases overage rent and the amount available for distribution; and

•

non-recurring events that generate additional cash, such as early lease cancellations, which may increase distributions and nonrecurring events that require expenditure of funds, which may decrease distributions.

Accordingly, participants should not treat the amount distributed in any year as indicative of the amount that they would have received in future years if the subject LLC continued its operations. After the consolidation, a diverse collection of properties will be combined with more efficient access to capital and, as a result, the supervisor expects that overall distributions should be more consistent with less fluctuation due to these factors.

(2)	The calculation of the estimated annual distributions to stockholders of the company is shown below in the table under “—Distributions by the Company.”

Distributions by Your Subject LLC

The following table sets forth the amount of annual distributions per $1,000 original investment of your subject LLC for each of the five years in the period ended December 31, 2011. The original cost per unit was $5,000, in the case of your subject LLC.

	2011	2010	2009	2008	2007
250 West 57th St Associates L.L.C. Summary Per $1,000 Original Investment
Distributions out of basic rent	200	200	200	200	200
Distributions out of overage rent
Overage rent distributions attributable to borrowing (1)	383	411	302	71	489
Overage rent distributions attributable to operations	329	671	860	688	285

Total distributions out of overage rent	712	1,082	1,162	758	774

Total distributions	912	1,282	1,362	958	974

(1)	The distributions attributable to borrowings resulted from borrowings used to fund capital expenditures which would otherwise have been funded from operations and reduced overage rent.

Distributions each year consist of small regular monthly distributions out of basic rent and larger, but variable, distributions out of overage rent. The amount of distributions out of overage rent varies from year to year depending on factors such as:

•	capital expenditures funded out of operating cash flow which reduced distributions;

•	borrowings to fund capital expenditures which would otherwise have been paid out of operating cash flow, which increases overage rent and the amount available for distribution; and

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•

non-recurring events that generate additional cash, such as early lease cancellations, which may increase distributions and non-recurring events that require expenditure of funds, which may decrease distributions.

Accordingly, participants should not treat the amount distributed in any year as indicative of the amount that they would have received in future years if the subject LLC continued its operations. After the consolidation, a diverse collection of properties will be combined with more efficient access to capital and, as a result, the supervisor expects that overall distributions should be more consistent with less fluctuation due to these factors.

Distributions by the Company

The company’s intended annual rate of initial distribution with respect to the period commencing on completion of the IPO and ending 12 months after completion of the IPO will be established based on its estimate of cash available for distribution for such 12-month period calculated based on adjustments to its pro forma income before non-controlling interests for such period. Assuming that the IPO was completed on April 1, 2012, the company’s estimated cash available for distribution for the 12-month period ending March 31, 2013 would be as set forth in the table below. In estimating its cash available for distribution for the 12 months ending March 31, 2013, the company has made certain assumptions as reflected in the table and footnotes below, including that there will be no new leases other than leases signed after March 31, 2012 and prior to the date of this prospectus/consent solicitation, or net increases in renewals or terminations of existing leases in its portfolio after March 31, 2012.

The company’s estimate of cash available for distribution does not reflect the effect of any changes in its working capital after March 31, 2012, or the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into after March 31, 2012. It also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than estimated capital expenditures, or the amount of cash estimated to be used for financing activities, other than scheduled mortgage loan principal repayments on mortgage indebtedness that will be outstanding upon consummation of the IPO. Although the company has included all material investing and financing activities that it has commitments to undertake as of March 31, 2012, the company may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on the company’s estimate of cash available for distribution. Because the company has made the assumptions set forth above in estimating cash available for distribution, it does not intend this estimate to be a projection or forecast of its actual results of operations or liquidity. The company’s estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of its liquidity or ability to pay dividends or make distributions. In addition, the methodology upon which the company made the adjustments described below is not necessarily intended to be a basis for calculating cash available for distribution.

Notwithstanding the estimate set forth below, any distributions the company pays in the future will depend upon its actual results of operations, economic conditions and other factors that could differ materially from the company’s current expectations. The company’s actual results of operations will be affected by a number of factors, including the revenue it receives from its properties, its operating expenses, interest expense, the ability of its tenants to meet their obligations and the amount and timing of expenditures. For more information regarding risk factors that could materially adversely affect the company’s actual results of operations, see “Risk Factors.” Distributions declared by the company will be authorized by the company’s board of directors in its sole discretion out of funds legally available therefore and will be dependent upon a number of factors, including restrictions under applicable law, the capital requirements of the company and the distribution requirements necessary to maintain the company’s qualification as a REIT, the distributable income generated by operations, the principal and interest payments on debt, capital expenditure levels, the company’s policy with respect to cash distributions and the capitalization and asset composition of the company, which will vary based on the private entities and the subject LLCs that ultimately participate in the consolidation. No assurance can be given that the

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company’s estimate of cash flow available for distribution will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. Unless the company’s operating cash flow increases, it may be required to fund distributions from working capital or borrow to provide funds for such distributions or it may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve the company’s cash balance or reduce its distribution. However, the company currently has no intention to use the net proceeds from the IPO to make distributions nor does it currently intend to make distributions using shares of the company’s common stock.

Actual annual distributions on the operating partnership units and common stock will depend on the market conditions at the time of the IPO and the company’s cash available for distribution at the time of the IPO. For more information regarding risk factors that could materially adversely affect the company’s actual results of operations, see “Risk Factors.”

In order to qualify as a REIT, the company must distribute to its stockholders, on an annual basis, at least 90% of the company’s REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust— Distribution Policy” and “U.S. Federal Income Tax Considerations.”

The following table describes the company’s pro forma net income available to holders of common stock of the company and operating partnership units for the 12 months ended December 31, 2011, and the adjustments the company has made thereto in order to estimate its initial cash available for distribution for the 12 months ending March 31, 2013 (amounts in thousands except share data, per share data, square footage data and percentages). These calculations do not assume any changes to the company’s operations or any acquisitions or dispositions which could affect its operating results and cash flows, or changes in the company’s outstanding shares of Class A and Class B common stock or the operating partnership’s operating partnership units. Holders of operating partnership units and stockholders of the company will have the same rights to distributions. The company cannot assure you that its actual results will be the same as or comparable to the calculations below.

Pro forma net income before non-controlling interest for the 12 months ended December 31, 2011	$
Less: Pro forma net income for the three months ended March 31, 2011
Add: Pro forma net income for the three months ended March 31, 2012

Pro forma net income before non-controlling interest for the 12 months ended March 31, 2012	$
Add: Pro forma real estate depreciation and amortization
Add: Net increases in contractual rent income(1)
Less: Net decreases in contractual rent income due to lease expirations, assuming no renewals(2)
Less: Net effects of straight-line rent adjustments to tenant leases(3)
Less: Net effects of above- and below-market rent adjustments(4)
Add: Non-cash compensation expense(5)
Add: Non-cash interest expense(6)
Add: Non-cash charge on write-off of deferred finance charges
Add: Non-cash ground rent expense
Add: Net effects of lease in-place adjustments to tenant leases

Estimated cash flow from operating activities for the 12 months ending March 31, 2013	$
Less: Estimated provision for tenant improvement and leasing commission costs(7)
Less: Estimated annual provision for capital expenditures(8)

Total estimated cash flows used in investing activities	$

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Estimated cash flow used in financing activities
Less: Scheduled mortgage loan principal repayments(9)
Add: Additional borrowings on secured term loan to fund capital improvements at the Empire State Building(10)
Less: Incremental interest expense on additional borrowings on secured term loan to fund capital improvements at the Empire State Building(11)

Estimated cash flow used in financing activities for the 12 months ending March 31, 2013	$
Estimated cash available for distribution for the 12 months ending March 31, 2013	$
Estimated initial distribution rate to Empire State Building Associates participants (subject to voluntary override) per $1,000 original investment(12)		%
Estimated initial distribution rate to Empire State Building Associates participants (not subject to voluntary override) per $1,000 original investment(12)		%
Estimated initial distribution rate to 60 East 42nd Street Associates participants per $1,000 original investment(12)		%
Estimated initial distribution rate to 250 West 57th St. Associates participants (subject to voluntary override) per $1,000 original investment(12)		%
Estimated initial distribution rate to 250 West 57th St. Associates participants (not subject to voluntary override) per $1,000 original investment(12)		%

(1)	Represents the net increases in contractual rental income net of expenses from new leases and renewals through March 31, 2012 that were not in effect for the entire 12-month period ended March 31, 2012 or signed prior to the date of this prospectus/consent solicitation that will go into effect during the 12 months ending March 31, 2013.
(2)	Assumes no lease renewals or new leases (other than month-to-month leases) for leases expiring after March 31, 2012 unless a new or renewal lease had been entered into prior to the date of this prospectus/consent solicitation.
(3)	Represents the conversion of estimated rental revenues for the 12 months ending March 31, 2013 from a straight-line accrual basis to a cash basis of revenue recognition.
(4)	Represents the elimination of non-cash adjustments for above- and below-market leases for the 12 months ended March 31, 2012.
(5)	Pro forma non-cash compensation expense related to LTIP units/shares of restricted Class A common stock that the company intends to issue to certain of its executives officers and independent directors in connection with the IPO (“Equity Compensation”).
(6)	Pro forma non-cash interest expense for the 12 months ended March 31, 2012 includes: (i) amortization of financing costs on the mortgage loans assumed by the company in the consolidation transaction; and (ii) amortization of the assumption fees for debt assumed in the consolidation transaction.
(7)	Estimated provision for tenant improvement and leasing commission costs relate solely to tenant improvement and leasing commission costs incurred or expected to be incurred in the 12 months ending March 31, 2013 that the company is contractually obligated to provide pursuant to leases entered into prior to the date of this prospectus/consent solicitation. During the 12 months ending March 31, 2013, the company expects to have additional tenant improvement and leasing commission costs related to new leases that are entered into after the date of this prospectus/consent solicitation. Generally, the company does not incur tenant improvement or leasing commission costs upon lease renewals of existing tenants.
(8)	Reflects estimated provision for recurring and non-recurring capital expenditures (excluding, tenant improvement and leasing commission costs) for the 12 months ending March 31, 2013, based on the company’s current estimate of such expenses, of $ . This estimate is higher than the average of its historical annual capital expenditures (excluding tenant improvement and leasing commission costs) incurred during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012, which is $42.5 million. Historically the company has not tracked capital expenditures as either recurring or non-recurring and its believes a substantial amount of these capital expenditures during the periods presented would be considered to be non-recurring due to the extensive amount of capital spent on renovation, repositioning and deferred maintenance at the company’s Manhattan office properties at the time it began its renovation and repositioning program.
(9)	Represents scheduled payments of mortgage loan principal due during the 12 months ending March 31, 2013.
(10)	The company has borrowing capacity under the term loan secured by the Empire State Building of $141.0 million, subject to the conditions set forth in the secured term loan agreement. The company has assumed that it borrows $ million to fund (i) tenant improvements and leasing commissions, (ii) capital expenditures and (iii) $ million of New York City mortgage recording tax that is required to be paid incrementally as it borrows under the term loan.
(11)	Assumes draws are made in four equal drawdowns over the 12 months ending March 31, 2013 and that the interest rate is equal to 2.7%.
(12)	The estimated initial distribution rate per $1,000 original investment was calculated based on the percentage interest that a holder of a $1,000 original investment would hold of the number of shares of common stock of the company outstanding after the IPO. The company estimated the number of shares of common stock on a fully diluted basis outstanding after the IPO to be equal to the sum of:

•

(i) the shares of common stock on a fully diluted basis issuable in the consolidation (calculated without reduction for cash paid to participants in the private entities in lieu of common stock or operating partnership units), as set forth in table under “Exchange Value and Allocation of Operating Partnership Units and Common Stock—Derivation of Exchange Value,” plus

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•	(ii) shares of common stock estimated to be issued as Equity Compensation at the IPO, plus

•

(iii) a number of shares issuable in the IPO (assuming no exercise of the underwriters’ option to purchase additional shares) equal to: (i) the portion of the gross proceeds from the IPO used to pay expenses of the consolidation and IPO and underwriting discounts (other than underwriting discounts that are deducted in calculating the cash payable to charitable organizations who are participants in the private entities, including the Helmsley Estate, on exercise of their cash election), which is estimated to equal $        , (ii) divided by the IPO price, assuming that the IPO price equals the hypothetical $10 per share (used solely for illustrative purposes).

By way of explanation, the portion of the proceeds from the IPO used to pay cash to participants in the private entities is excluded because shares of Class A common stock issuable in the IPO that are used for such purpose do not increase the common stock outstanding on a fully diluted basis from that which would have been outstanding if all participants received operating partnership units or common stock instead of cash, because the number of shares of common stock on a fully diluted basis otherwise issuable to participants in the consolidation is reduced on a one-for-one basis.

•

The estimate of the initial distribution per $1,000 may be more or less than that set forth herein to the extent that the actual amounts are more or less than the estimated amounts set forth herein or to the extent that the number of shares under clauses (ii) and (iii) would be affected by the IPO price being more or less than $10 per share.

Why the supervisor believes the third-party portfolio proposal is fair to you

You are being asked to consent to the sale or contribution of your subject LLC’s property interest as part of a sale or contribution of the properties owned by your subject LLC, the other subject LLCs and the private entities as a portfolio to an unaffiliated third party. Through solicitation of consents, for the first time the properties owned by your subject LLC, the other subject LLCs and the private entities can be joined as a single portfolio. While the supervisor believes the consolidation and the IPO represent the best opportunity for participants in your subject LLC, the other subject LLCs and the private entities to achieve liquidity and to maximize the value of their respective investments, the supervisor also believes it is in the best interest of all participants for the supervisor to be able to approve offers from unaffiliated third parties for the portfolio as a whole.

Market forces are dynamic, unpredictable, and subject to volatility. Should the public awareness of the proposed consolidation and IPO produce potential compelling offers from unaffiliated third parties to purchase the consolidated portfolio, it will be costly and time consuming to solicit consents to allow a sale or contribution of the portfolio to a third party, and there is considerable risk that any opportunity which might appear would be lost without the requested consent in place. Therefore, the supervisor believes that it is advisable to have the flexibility and discretion, subject to certain conditions, to accept an offer for the entire portfolio of properties from a third party, rather than pursue the consolidation and the IPO.

The third-party portfolio transaction would be undertaken only if the supervisor determines that the offer price includes what the supervisor believes is an adequate premium above the value that is expected to be realized over time from the consolidation, subject to the committee approval described in the prospectus/consent solicitation and would apply only to an offer from an unaffiliated third-party for the entire portfolio of properties owned by your subject LLC, the other subject LLCs and all of the private entities, subject to exclusions described under the section entitled “Third-Party Portfolio Proposal” in the prospectus/consent solicitation. A third-party portfolio transaction also could include the management companies.

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EXPENSES OF THE CONSOLIDATION

If the company acquires your subject LLC in the consolidation, the company will bear all consolidation expenses.

If the consolidation does not close, your subject LLC, each of the other subject LLCs and the private entities will bear its proportionate share of the consolidation expenses based on their respective exchange values. If the consolidation closes, but your subject LLC does not participate in the consolidation, your subject LLC will bear its proportionate share of all consolidation expenses incurred through the date of termination of the contribution agreement. The supervisor does not know whether the acquiror in a third-party portfolio transaction will agree to pay any of the consolidation expenses.

The supervisor estimates that your subject LLC’s share of the aggregate consolidation expenses will be $        . The following table sets forth as of March 31, 2012 expenses of the consolidation allocated to your subject LLC based on the exchange value of each entity.

Pre-Closing and Closing Transaction Costs
Legal Fees	$435,174
Appraisals	35,749
Solicitation	18,150
Printing & Mailing	6,848
Accounting Fees	616,189
Title, Transfer & Recording Fees	20
Pre-Formation Cost	182,975
Total	$1,295,104

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DISTRIBUTIONS AND COMPENSATION PAID TO THE SUPERVISOR AND ITS AFFILIATES

The following information has been prepared to compare the amounts of compensation paid and distributions made by your subject LLC to the supervisor and its affiliates to the amounts that would have been paid if the compensation and distribution structure which will be in effect after the consolidation had been in effect during the years presented below.

Compensation, Reimbursements and Distributions

To The Supervisor and its Affiliates

	2009		2010		2011		Three months ended March 31, 2012
Historical:
Distributions on account of participation interest		$344,998		$324,813		$231,004		$12,667
Distributions on account of overrides		484,737		452,865		304,745		5,000
Supervisory fee		40,000		71,000		103,851		26,425
Special supervisory fees		5,906		22,052		109,560		23,024
Real estate disposition fees		0		0		0		0
Distribution of net sales proceeds		0		0		0		0

Total Historical		$875,641		$870,730		$749,160		$67,116

Pro Forma:
Distributions on operating partnership units or shares of common stock issuable in respect of participation interests and overrides	$		$		$		$
Distributions on shares of common stock issuable in respect of the management companies
Restricted stock
Salary, bonuses and reimbursements

Total Pro Forma	$		$		$		$

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PROPERTY OVERVIEW

Your subject LLC owns a fee interest in 250 West 57th Street in New York. Information regarding the property as of March 31, 2012 is set forth below.

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
250 West 57th Street	Columbus Circle-West Side	1921 /In process					$44.32
Office Space			476,887	82.2%	$15,709,555	$40.07		168
Retail Space			51,934	100.0%	$4,566,250	$87.92		7

(1)	For more information regarding the status of ongoing renovations at certain of the company’s properties, see “The Company Business and Properties—Description of Our Properties” in the prospectus/consent solicitation.
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes 4,631 square feet of space attributable to building management use and tenant amenities.
(3)	Based on leases signed and commenced as of March 31, 2012 and calculated as (i) rentable square feet less available square feet divided by (ii) rentable square feet.
(4)	Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Annualized base rent for retail properties (including the retail space the property) is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended March 31, 2012 for leases commenced as of March 31, 2012, by (ii) 12. Annualized base rent data for the company’s office and retail properties is as of March 31, 2012 and does not reflect scheduled lease expirations for the 12 months ended March 31, 2013.
(5)	Represents Annualized Base Rent under leases commenced as of March 31, 2012 divided by leased square feet.
(6)	Net effective rent per leased square foot represents (i) the contractual base rent for office and retail leases in place as of March 31, 2012, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of March 31, 2012.
(7)	Represents the number of leases at the property or on a portfolio basis. If a tenant has more than one lease, whether or not at the same property, but with different expirations, the number of leases is calculated equal to the number of leases with different expirations.

The property of your subject LLC is subject to mortgage in the principal amount, bearing interest rate and maturing as shown in the schedule below:

Property	Mortgage Principal as of March 31, 2012		Interest Rate	Maturity Date
250 West 57th Street (first lien mortgage loan)	$27,030,000		5.33%	01/05/15
250 West 57th Street (second lien mortgage loan)	$11,717,000		6.13%	01/05/15
250 West 57th Street (third lien mortgage loan)	$5,935,000	(1)	Greater of 4.25% and Prime + 1%(2)	01/05/15

(1)	Additional $5,000,000 was borrowed in December 2011 which is not included in the balances above.
(2)	Prior to January 5, 2015, the company has the option to fix the interest rate on all or any portion of the principal then outstanding, up to three times and in minimum increments of $5,000 to an annual rate equal to either (i) the greater of (a) 4.75% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of two days prior to the effective date of the fixing of the interest rate, and (ii) the greater of (a) 5.00% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of 30 days prior to the effective date of the fixing of the interest rate. If option (i) is selected, the company will be subject to the payment of pre-payment fees, and if option (ii) is selected, the company may prepay the loan without any pre-payment fees.

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VOTING PROCEDURES FOR THE CONSOLIDATION PROPOSAL AND

THE THIRD-PARTY PORTFOLIO PROPOSAL

The prospectus/consent solicitation, together with this supplement, transmittal letter and consent form constitute the solicitation materials being distributed to you and the other participants to obtain your votes “FOR” or “AGAINST” your subject LLC’s participation in the consolidation and the third-party portfolio proposal.

Participants are being asked to vote on both the proposed consolidation and the third-party portfolio proposal. The participants holding the required percentage of the outstanding participation interests of your subject LLC must approve each proposal in order for such proposal to be approved by your subject LLC. If the consolidation is approved by your subject LLC and the consolidation is consummated, your subject LLC will consolidate with the company in the manner described in the prospectus/consent solicitation and in this supplement.

The consent form seeks your consent to the consolidation and the third-party portfolio proposal. Participants in each subject LLC will vote separately on whether or not to approve the consolidation and the third-party portfolio proposal. Accordingly, if you hold interests in more than one subject LLC, you must complete one consent form for each subject LLC in which you are a participant.

If you vote “FOR” the consolidation and your subject LLC participates in the consolidation, you effectively will be voting against the alternatives to the consolidation, other than a third-party portfolio transaction, unless you vote “AGAINST” the third-party portfolio proposal. These alternatives include continuation of your subject LLC and a sale of your subject LLC’s interest in the property and distribution of the net proceeds to participants.

You should complete and return the consent form before the expiration of the solicitation period, which is the time period during which participants may vote “FOR” or “AGAINST” the consolidation and the third-party portfolio proposal. The solicitation period will commence upon delivery of the solicitation materials to you which is on or about            .

Your consent form must be received by MacKenzie Partners, Inc. by 5:00 p.m. Eastern time on                     , 2012 unless the supervisor extends the solicitation period for one or more proposals. You can change your vote at any time before the later of the date that consents from participants holding the required percentage interest are received by your subject LLC and the 60th day after the date of this prospectus/consent solicitation. You may call MacKenzie Partners, Inc. during the solicitation period to check whether or not the required supermajority consent has been received, or to confirm that your changed vote has been received.

A participant may withdraw or revoke his or her consent form, or change his or her vote, at any time before the later of the date that consents from participants holding the required percentage interest are received by your subject LLC and the 60th day after the date of the prospectus/consent solicitation. A participant can change his or her vote by sending to MacKenzie Partners, Inc., the vote tabulator, (i) a written statement that he or she would like to change his or her vote, or (ii) a new consent form. Either MacKenzie Partners, Inc. or the supervisor will send to the participant a written acknowledgment that the participant’s vote has been changed promptly following receipt of a changed vote.

The consents of each of the agents, who are the members of the subject LLCs, will become effective when they execute consents following receipt of the required consents of the participants. The consents of the participants in each participating group will become effective when the consents of the required number of participants are received, but not earlier than the 60th day after the beginning of the solicitation period.

The supervisor may extend on one or more occasions the solicitation period for one or more proposals for one or more subject LLCs without extending for other proposals or subject LLCs whether or not it has received

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approval for the consolidation proposal or the third-party portfolio proposal on expiration of the consent solicitation period.

If you do not submit a consent form, you will be counted as having voted “AGAINST” both the consolidation and the third-party portfolio proposal. If you submit a properly signed consent form but do not indicate how you wish to vote on the consolidation, the third-party portfolio proposal, or both, you will be counted as having voted “FOR” such proposal(s).

The consent form also includes a section which permits participants to elect whether to receive operating partnership units, Class A common stock and Class B common stock.

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CONSENT PROCEDURES FOR VOLUNTARY PRO RATA REIMBURSEMENT PROPOSAL

The consent form being distributed to you and the other participants also seeks to obtain your consent to the payment of a voluntary pro rata reimbursement to the supervisor and Peter L. Malkin, a principal of the supervisor for his or her pro rata share of all costs advanced, plus interest, incurred in connection with the legal proceedings required to remove and replace the former property manager and leasing agent.

If you return a signed consent form but fail to indicate whether you consent to or disapprove of the voluntary pro rata reimbursement program, you will be deemed not to have consented to the voluntary pro rata reimbursement program. If you fail to return a signed consent form by the end of the solicitation period, you will be deemed not to have consented to the voluntary pro rata reimbursement program.

The solicitation of consents for the voluntary pro rata reimbursement program will continue until the later of: (i)              or (ii) such later date as the supervisor from time to time may select. At its discretion, the supervisor may elect to extend the solicitation period for such proposal. Any consent form will be effective provided that such consent form has been properly completed and signed if received by MacKenzie Partners, Inc., which the company hired to tabulate your votes, prior to 5:00 p.m. Eastern time, on                     , 2012, unless the supervisor extends the solicitation period for such proposal, and, in such case, the last day of such extended solicitation period.

Tabulation of Consents. An automated system administered by MacKenzie Partners, Inc. will tabulate the votes and consents. Abstentions will be tabulated with respect to the consolidation and other matters to be voted on. Abstentions will have the effect of a “DOES NOT CONSENT” vote with respect to the voluntary pro rata reimbursement program, as will the failure to return a consent form and broker nonvotes. Broker nonvotes are where a broker submits a consent but does not have authority to vote a participant’s participation interest in the proposal.

Revocability of Consent. You may withdraw or revoke your consent form at any time before the 60th day after the date of the prospectus/consent solicitation. A participant can withdraw or revoke his or her consent form by sending to MacKenzie Partners, Inc., the vote tabulator, (i) a written statement that he or she would like to withdraw or revoke his or her consent form, or (ii) a new consent form. Either MacKenzie Partners, Inc. or the supervisor will send to the participant a written acknowledgment that the participant’s consent has been changed promptly following receipt of a changed consent. You may call MacKenzie Partners, Inc. during the solicitation period to confirm that your changed vote has been received.

S3-47

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Certain U.S. federal income tax considerations relating to the consolidation are discussed in the prospectus/consent solicitation under the heading “U.S. Federal Income Tax Considerations.”

S3-48

CONTRIBUTION AGREEMENT

by and among

250 West 57th St. Associates L.L.C.,

Empire State Realty OP, L.P.

and

Empire State Realty Trust, Inc.

Dated as of [                    ], 201[    ]

B-i

B-ii

EXHIBITS

A	Contributing Entities, Contributed Properties and Property Interests

B	Form of Contribution and Assumption Agreement

C	Form of Existing Loan Indemnity Agreement

D	Form of Tenant Estoppel

E	Form of Release

F	Form of Bargain and Sale Deed

G	Form of Lock-Up Agreement

H	Form of Articles

SCHEDULES

1.4	Excluded Assets

1.6	Excluded Liabilities

1.8	Calculation of Contributor Value

1.9	Capital Expenditures

B-iii

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (including all exhibits, hereinafter referred to as this “Agreement”) is made and entered into as [                    ], 201[    ] (the “Effective Date”) by and among Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”) and 250 West 57th St. Associates L.L.C., a New York limited liability company (the “Contributor”). Terms used but not defined shall have the meanings ascribed to them in Section 7.1.

RECITALS

A. The Operating Partnership desires to consolidate the ownership of (i) a portfolio of real properties (the “Contributed Properties”) owned by Contributor and other contributors (the “Other Contributors” and together with Contributor, the “Contributing Entities”) and (ii) Malkin Holdings LLC, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc. and Malkin Construction Corp. (collectively, the “Management Companies”), subject to the approval of the owners of the Contributing Entities and the Management Companies, through a series of transactions (the “Formation Transactions”) whereby the Operating Partnership intends to acquire, directly or indirectly, the right, title and interests (including fee interest, ground leasehold interests and operating leasehold interests, as applicable) of the Contributing Entities in the Contributed Properties as indicated on Exhibit A (the “Property Interests”). The Operating Partnership also desires to have an option to acquire the interests (the “Optional Property Interests”) owned by certain private entities (the “Optional Contributing Entities”) in the real properties (the “Optional Contributed Properties”) as indicated on Exhibit A, which may be exercised only after the final resolution of certain ongoing litigation with respect to the Optional Contributed Properties.

B. The Formation Transactions will occur in conjunction with the proposed initial public offering (the “IPO”) of the Class A Common Stock of the Company, par value $0.01 per share (the “Class A Common Stock”). The Company will operate as a self-administered and self-managed real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”) and is the sole general partner of the Operating Partnership.

C. Contributor is the holder of the Property Interest in the property known as 250 West 57th Street (the “Property”) as indicated on Exhibit A.

D. Contributor desires to, and the Operating Partnership desires Contributor to, contribute to the Operating Partnership, all of Contributor’s Property Interest, free and clear of all Liens (other than Permitted Encumbrances), in exchange for Series 250 limited partnership interests (the “OP Units”) in the Operating Partnership, shares of Class A Common Stock and/or shares of Class B Common Stock of the Company, par value $0.01 per share (the “Class B Common Stock,” together with the Class A Common Stock, the “Common Stock”) on the terms and subject to the conditions set forth in this Agreement (the “Consolidation Transaction”).

E. Subject to the conditions set forth in this Agreement, Contributor will distribute the OP Units, the Class A Common Stock and/or the Class B Common Stock received in connection with the Consolidation Transaction to the holders of member, partner or profits interests (including the override interests currently held by the Supervisor or its successors), as applicable, of Contributor, and to the extent any member or partner is an agent for participants, such member or partner will distribute the consideration received to its participants, in accordance with the applicable Organizational Documents of Contributor and the elections made by such members, partners or participants, after taking into account the allocation to the Supervisor, its successors or other persons in respect of its distributions on its override interests. A holder of an override interest or a Participation Interest, as applicable, in a Contributing Entity is referred to in this Agreement individually as a “Participant” and collectively as the “Participants.”

F. The parties acknowledge that the Operating Partnership’s (i) acquisition of the Contributed Assets and the Assumed Agreements and (ii) assumption of the Assumed Liabilities is subject to the conditions set forth in this Agreement. Additionally, it is understood that the Operating Partnership or a Subsidiary thereof may acquire the Optional Property Interests and may acquire interests in additional properties with the proceeds of the IPO or otherwise.

G. The parties acknowledge that in connection with the Formation Transactions, Anthony E. Malkin, Scott D. Malkin and Cynthia M. Blumenthal (the “Principals”), pursuant to that separate agreement among the Principals, the Company and the Operating Partnership (the “Representation, Warranty and Indemnity Agreement”), will indemnify, to the extent set forth therein, the Operating Partnership and the Company with respect to the breach of certain of the representations and warranties set forth in such agreement. Pursuant to a separate agreement among Anthony E. Malkin, Peter L. Malkin, the Company and/or the Operating Partnership (the “Tax Protection Agreement”), Anthony E. Malkin, Peter L. Malkin and each of their spouses and lineal descendents and those of Lawrence A. Wien (including spouses of such descendents), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing, certain other Affiliates and related parties of any of the foregoing, and a Participant in a privately-held Contributing Entity will receive protection from certain potential Tax consequences that could arise from transactions that may occur following the Formation Transactions.

H. Pursuant to a Contribution Agreement entered into as of November 28, 2011, between the Company, the Operating Partnership and certain Persons affiliated with the Malkin Family Group (including the Supervisor) (individually, a “Malkin Family Contributor” and collectively, the “Malkin Family Contributors”), the Malkin Family Contributors agreed to contribute certain interests in the Contributor and certain of the Other Contributors to the Operating Partnership in exchange for OP Units and shares of Class B Common Stock of the Company, par value $0.01 per share (“Class B Common Stock”).

I. Whereas, (i) the Company and the Operating Partnership have entered into separate contribution agreements with certain Participants in Contributor (the “Charitable Participants”) and the direct and indirect holders of the equity interests in such Charitable Participants, whereby each of the Company and the Operating Partnership has agreed to acquire immediately prior to the Closing hereunder from such Charitable Participants or such holders or transferees thereof that are Charitable Organizations (“Sellers”) the equity interests in such Charitable Participant or its Participation Interest, (ii) pursuant to such separate contribution agreements, the Operating Partnership will pay to the applicable Seller or its designee with respect to each such Charitable Participant the consideration under the applicable separate contribution agreement (which will be equal to the consideration such Charitable Participant would have been allocated and entitled to receive pursuant to the terms of this Agreement had it remained a Participant in Contributor, increased in certain cases by additional consideration relating to certain Participants’ exemption from New York City real estate transfer taxes applicable to the transfer) and will acquire the applicable Participation Interest or equity interests in each Charitable Participant, as the case may be, and (iii) after such acquisition, distributions from Contributor will be made in respect of the Participation Interests directly and indirectly transferred thereby, and the Company and/or the Operating Partnership, as the owner(s) of such Charitable Participants or Participation Interests, as the case may be, will be entitled to such distributions, except that each will assign to the applicable Seller the rights to receive distributions in respect of such Participation Interests as set forth in such separate contribution agreements.

NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual undertakings set forth below, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

TERMS OF AGREEMENT

ARTICLE 1.

CONTRIBUTION

Section 1.1 Contribution of Property Interest and Other Assets. At the Closing and subject to the terms and conditions contained in this Agreement, Contributor shall contribute, transfer, assign, convey and deliver to the Operating Partnership, and the Operating Partnership shall acquire and accept the following (other than Excluded Assets): (a) its Property Interest in the Property together with all easements and other rights appurtenant thereto and (b) all right, title and interest held directly or indirectly by Contributor in (i) all Fixtures and Personal Property related to the Property, if any, (ii) all intangible personal property now or hereafter used in connection with the operation, ownership, maintenance, management or occupancy of the Property, if any (together with the Fixtures and Personal Property the “Contributed Assets”) and (iii) all agreements and arrangements related to the Property, if any, to which Contributor is a party, directly or indirectly, including without limitation, (A) all leases, licenses, tenancies, possession agreements and occupancy agreements (excluding subleases entered into by tenants of the Property, as sublandlord, if any) (“Leases”), if any, (B) all service, equipment, franchise, operating, management, parking, supply, utility and maintenance agreements relating to the Property (in each case, other than such agreements entered into by tenants, if any) and (C) all other agreements to which Contributor is a party (all such agreements, collectively, the “Assumed Agreements”), in each case unless specified as an Excluded Asset in this Agreement and, in each case, free and clear of any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), other charge or security interest or any preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Lien), other than Permitted Encumbrances. The contribution of the Contributed Assets and the Assumed Agreements, if any, and the assumption of all obligations thereunder, shall be evidenced by the Contribution and Assumption Agreement in the form attached hereto as Exhibit B (the “Contribution and Assumption Agreement”).

Section 1.2 Designation of Assignee. The Company and the Operating Partnership reserve the right, by written notice to Contributor, to reallocate the Property Interest and any other Contributed Assets slated for acquisition by the Operating Partnership in the Consolidation Transaction, such that the Property Interest and any such Contributed Assets will instead be contributed to and acquired by the Company or any Subsidiary of the Company or the Operating Partnership and such entity will assume the obligations of the Operating Partnership under this Agreement (including all liabilities related to the Contributed Assets and Assumed Agreements); provided that such reallocation does not adversely affect the Tax treatment of the Consolidation Transaction contemplated herein to any party hereto.

Section 1.3 Alternate Transaction. In the event that the Operating Partnership determines that a structure change is necessary, advisable or desirable, the Operating Partnership, may elect, in its sole and absolute discretion, to effect an Alternate Transaction, provided that the Requisite Consent would be sufficient to approve such Alternate Transaction. In such event, Contributor (i) hereby agrees and consents to such election without the need for the Operating Partnership to seek any further consent or action from Contributor or any Participant in Contributor and (ii) shall, and to the extent practicable, shall cause its Participants and, if applicable, its Subsidiaries to, enter into and perform any agreements as shall be necessary to consummate such Alternate Transaction. Notwithstanding the foregoing, the Supervisor (on behalf of Contributor) may elect, in its sole discretion, to effect an actual or de facto recapitalization of the Contributor provided that such recapitalization does not change the consideration a Participant in Contributor would receive or the anticipated Tax consequences of the Consolidation Transaction to a Participant in Contributor.

Section 1.4 Excluded Assets. Notwithstanding the foregoing, the parties expressly acknowledge and agree that all assets and properties of Contributor set forth on Schedule 1.4 shall be deemed “Excluded Assets” and not be contributed, transferred, assigned, conveyed or delivered to the Operating Partnership pursuant to this Agreement, and the Operating Partnership shall not have any rights or obligations with respect thereto. On or prior to the Closing, Contributor must distribute to its Participants all of its cash (excluding from distributable cash (a) any reserves on deposit with lenders for escrow accounts, (b) amounts attributable to prepayments of more than thirty-five (35) days of rent, management fees, other income streams or expense reimbursements, (c) amounts held by Contributor as security deposits or amounts otherwise required to be reserved by Contributor pursuant to existing agreements with third parties and (d) cash in addition to the foregoing, if any, required to maintain a normalized level (as determined in good faith by the Supervisor) of Net Working Capital of Contributor (determined based on the most recent quarterly financial statement of Contributor)) to its Participants in accordance with the provisions of the applicable Organizational Documents of Contributor (such assets being deemed part of the definition of “Excluded Assets”); provided, however, that other than the distributions by Contributor and actions taken in connection with the Consolidation Transaction, Contributor has not since the date hereof taken, and shall not take, any action other than actions in the ordinary course consistent with past practice to increase current assets or reduce current liabilities, including by increasing long-term liabilities, decreasing long-term assets, changing reserves or otherwise. The Operating Partnership agrees and acknowledges that none of the Excluded Assets, nor any right, title or interest of Contributor or any Participant therein, shall be deemed to constitute a part of the assets and liabilities contributed to the Operating Partnership, and that such assets and liabilities will be retained by Contributor at the Closing. The Operating Partnership agrees and acknowledges that Contributor must transfer or distribute the Excluded Assets to its Participants at any time and from time to time prior to or after the Closing and no such transfer or distribution shall be deemed to violate or breach any provision under this Agreement or any other documents contemplated hereby.

Section 1.5 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Operating Partnership shall assume from Contributor (or acquire the Property Interest subject to) and thereafter pay, perform or discharge in accordance with their terms all of the liabilities of Contributor other than the Excluded Liabilities, if any (the “Assumed Liabilities”).

Section 1.6 Excluded Liabilities. Notwithstanding the foregoing, the parties expressly acknowledge and agree that neither the Company nor the Operating Partnership shall assume or agree to pay, perform or otherwise discharge (and shall not acquire the Property Interest subject to) any liabilities, obligations or other expenses of Contributor as to the liabilities of Contributor set forth on Schedule 1.6 or arising out of or relating to the Excluded Assets (the “Excluded Liabilities”), and such Excluded Liabilities shall not be contributed, transferred, assigned, conveyed or delivered to the Company or the Operating Partnership pursuant to this Agreement or deemed to be acquired by the Company or Operating Partnership with the Property Interest and neither the Company nor the Operating Partnership shall have any rights or obligations with respect thereto.

Section 1.7 Existing Loans.

(a) The Property is encumbered with certain financing as set forth on Section 3.3(q) of the Disclosure Letter (each an “Existing Loan” and collectively the “Existing Loans”). Such notes, mortgages, deeds of trust and all other documents or instruments evidencing, governing or securing such Existing Loans, including any financing statements, and any amendments, consolidations, restatements, modifications and assignments of the foregoing, shall be referred to, collectively, as the “Existing Loan Documents.” Each Existing Loan shall be considered a “Permitted Encumbrance” for purposes of this Agreement. With respect to each Existing Loan, the Operating Partnership at its election shall either (i) assume the Existing Loan at the Closing (subject to obtaining any necessary consents from the lender related to such Existing Loan (in each case a “Lender” and collectively the “Lenders”) prior to Closing), (ii) take title to the Property Interest subject to the lien of the applicable Existing Loan Documents or (iii) cause the Existing Loan to be refinanced or repaid in connection with the Closing; provided, however, that if the Operating Partnership elects to proceed under clauses (i) or (ii) of this sentence with respect to an Existing Loan, the Operating Partnership nonetheless, at its sole discretion, may cause such Existing Loan to be refinanced or repaid after the Closing. Contributor acknowledges that, from the date of the initial filing of the registration statement on

Form S-11 (the “Initial Filing Date”) in connection with the IPO, it shall use its commercially reasonable efforts to facilitate (or, in the case that Contributor is not the borrower under such Existing Loan under which the Property is mortgaged, cooperate with the borrower under each Existing Loan to), within ninety (90) days from the Initial Filing Date, the consent of the Lender to the assumption of each such Existing Loan by the Operating Partnership or any of its Subsidiaries which the Operating Partnership or any of its Subsidiaries intends to assume at the Closing. In addition, Contributor and the Operating Partnership shall use commercially reasonable efforts to cause each Lender related to those Existing Loans which the Operating Partnership intends to assume or take subject to at the Closing, at or before the Closing, to deliver evidence of such Lender’s release of Contributor, the Principals and each of their respective Affiliates from any liability in respect of obligations first arising on or after the Closing Date pursuant to any recourse obligations, guarantees, indemnification agreements, letters of credit posted as security or other similar obligations (the “Existing Loan Release”). In the absence of such Existing Loan Release, at or before the Closing, the Operating Partnership shall enter into an indemnification agreement in substantially the form attached hereto as Exhibit C (the “Existing Loan Indemnity Agreement”) with respect to any obligation under the Existing Loan Documents of Contributor, each of the Principals and each of their respective Affiliates.

(b) In connection with the assumption of each Existing Loan or the taking of title to the Property Interest subject to the lien of the applicable Existing Loan Documents at the Closing or refinancing or payoff of an Existing Loan or release of any mortgage encumbering the Property after the Closing, as applicable, the Operating Partnership shall bear and be responsible for any assumption fee or prepayment premium, or other penalty or charge assessed by the applicable Lender pursuant to the Existing Loan Documents and associated with such assumption, refinancing or payoff prior to maturity or release, as applicable, and all other fees, charges, costs and expenses of any nature whatsoever, including without limitation, reasonable attorneys’ fees, incurred by or on behalf of Contributor in connection therewith (collectively, “Existing Loan Fees”), and shall indemnify and hold harmless Contributor, the Principals and each of their respective Affiliates from and against any liability under the Existing Loans arising from and after the Closing (including by reason of the failure to have obtained any necessary consents from each applicable Lender prior to Closing) and any Existing Loan Fees. Nothing contained in this Agreement shall preclude the Operating Partnership from reducing or increasing the indebtedness secured by the Property Interest below or above the amount outstanding on the Existing Loans in connection with any refinancing which may occur concurrently with or after Closing. Contributor shall use commercially reasonable efforts along with the Operating Partnership in seeking to obtain approval of the assumption of an Existing Loan or in beginning the process for any refinancing or a payoff of an Existing Loan (such as, without limitation, requesting a payoff statement and estoppel from the holder(s) of such Existing Loan), as applicable. Nothing contained in this Agreement shall be deemed to affect any limitation on the Operating Partnership’s ability to reduce the amount of indebtedness secured by the Property Interest pursuant to the terms of the Tax Protection Agreement.

Section 1.8 Consideration.

(a) On the Closing Date, the Operating Partnership shall, in exchange for the transfer of the Property Interest and the other Contributed Assets, and the assumption of the Assumed Liabilities and the Assumed Agreements of Contributor to the Operating Partnership, issue to Contributor a number of OP Units, transfer to Contributor a number of shares of Class A Common Stock and/or shares of Class B Common Stock with an aggregate value equal to Contributor’s “Value” (as determined in accordance with Schedule 1.8) (such amount being Contributor’s “Total Consideration”). The number of OP Units, of Class A Common Stock and/or shares of Class B Common Stock to be allocated to Contributor shall be determined in accordance with its Participants’ election of OP Units, shares of Class A Common Stock and/or shares of Class B Common Stock pursuant to Contributor’s Prospectus/Consent Solicitation Statement (the “Consent Solicitation”) to be provided to each Participant in Contributor to consent to the Consolidation Transaction.

(i) As soon as practicable after the Closing Date, the Contributor shall distribute to its Participants, including the Operating Partnership with respect to Participation Interests and overrides contributed to the

Operating Partnership by the Malkin Family Contributors, the OP Units, shares of Class A Common Stock and/or shares of Class B Common Stock to which they are entitled pursuant to this Agreement, the applicable Organizational Documents and the Consent Solicitation. Under and subject to the terms of the Consent Solicitation, each Participant in Contributor may be offered the right to elect to receive as a distribution in respect of its Participation Interests upon the consummation of the Consolidation Transaction and the closing of the IPO, instead of all or any portion of the OP Units attributable to it, (A) an equal number of shares of Class A Common Stock, (B) one share of Class B Common Stock for every 50 OP Units such Participant would otherwise receive in the Consolidation Transaction (i.e., such Participant would receive one share of Class B Common Stock and 49 OP Units) or (C) a combination of the foregoing, subject to the limitations set forth in the Consent Solicitation. The number of shares of OP Units to be allocated to Contributor would be reduced by the number of shares of Class A Common Stock and shares of Class B Common Stock to be received by Contributor on behalf of its Participants in lieu of OP Units.

(ii) No fractional OP Units or shares of Common Stock shall be issued to a Participant pursuant to this Agreement. If aggregating all OP Units or shares of Common Stock that a Participant in Contributor otherwise would be entitled to receive as a result of the Consolidation Transaction would require the issuance of a fractional OP Units or a fractional share of Common Stock, in lieu of such fractional OP Unit or fractional share of Common Stock, the Participant shall be entitled to receive one OP Unit or one share of Common Stock for each fractional OP Unit or share of Common Stock of 0.50 or greater. Neither the Operating Partnership nor the Company will issue an OP Unit or share of Common Stock for any fractional share OP Unit or Common Stock of less than 0.50.

(iii) As soon as practicable following the determination of the IPO Price and prior to the Closing, all calculations relating to Contributor’s Total Consideration shall be performed in good faith by, or under the direction of, the Company and the Operating Partnership, and, absent manifest error, shall be final and binding upon Contributor and its Participants.

(b) The parties acknowledge that the transfer to Contributor (for distribution to its Participants) pursuant to this Section 1.8 of (i) OP Units shall be evidenced by an amendment (the “Amendment”) to the OP Agreement admitting Participants receiving OP Units hereunder as limited partners of the OP Partnership and (ii) Common Stock shall be evidenced through the electronic registration of such Common Stock with the Depository Trust Company, a New York corporation (“DTC Registered REIT Stock”), in such names as Contributor shall direct, based on instructions from its Participants receiving shares of Common Stock hereunder, except that the Class B Common Stock may be evidenced in a different form to be determined by the Company. Each Participant in Contributor that will receive OP Units shall be instructed to execute, in connection with its consent to the transactions contemplated by this Agreement, an agreement to become a party to and be bound by the OP Agreement. Contributor may withhold distribution of any OP Units to any of its Participants until such Participant executes an agreement to become a party to and be bound by the OP Agreement.

(c) On the Closing Date:

(i) The Total Consideration shall be increased by the amount by which any Net Working Capital (determined based on the most recent quarterly financial statement of Contributor) remaining after the cash distributions to Participants in Contributor described in Section 1.4 exceeds the normalized level of Net Working Capital for Contributor, as determined in good faith by the Supervisor.

(ii) The Total Consideration shall be decreased by the amount by which any Net Working Capital (determined based on the most recent quarterly financial statement of Contributor) remaining after the cash distributions to Participants in Contributor described in Section 1.4 is less than the normalized level of Net Working Capital for Contributor, as determined in good faith by the Supervisor.

Section 1.9 Tax Treatment.

(a) So long as some portion of the Total Consideration is in the form of OP Units, the parties intend and agree that the Consolidation Transaction, for U.S. federal income tax purposes, shall constitute an “assets over”

partnership merger within the meaning of Treasury Regulation Section 1.708-1(c)(3)(i) and, as a result, that (i) any distribution of Common Stock to a Participant in Contributor who receives solely Common Stock in the Consolidation Transaction shall be treated as a sale by such Participant of its Participation Interest in Contributor and a purchase by the Operating Partnership of such Participation Interest for the Common Stock received by such Participant in accordance with Treasury Regulation Section 1.708-1(c)(4) and (ii) any distribution of Common Stock to a Participant in Contributor who receives a combination of OP Units and Common Stock in the Consolidation Transaction shall be treated (a) as a reimbursement of capital expenditures under Treasury Regulation Section 1.707-4(d), to the extent that the fair market value of such Common Stock does not exceed such Participant’s proportionate share of the capital expenditures of the Contributor as of the Closing Date to be specified on Schedule 1.9 (which shall be provided on or prior to the Closing Date) and (b) as a sale by such Participant of its Participation Interest in Contributor and a purchase by the Operating Partnership of such Participation Interest in accordance with Treasury Regulation Section 1.708-1(c)(4), to the extent (if any) that the fair market value of such Common Stock exceeds such Participant’s proportionate share of the capital expenditures of the Contributor as of the Closing Date to be specified on Schedule 1.9 (which shall be provided on or prior to the Closing Date). At or prior to the Closing Date, the parties will agree to a revision of Schedule 1.9 reflecting the capital expenditures that each Contributing Entity will have incurred as of the Closing Date. Each such Participant who accepts such Common Stock explicitly agrees to the treatment described in the preceding clauses (i) and (ii) as a condition to receiving such Common Stock. The portion of any transfer, assignment and exchange of Property Interests for OP Units by Contributor effectuated pursuant to this Agreement shall constitute a “Capital Contribution” by Contributor to the Operating Partnership pursuant to Article IV of the OP Agreement and is intended to be treated, for U.S. federal income tax purposes, as a contribution to a partnership pursuant to Section 721 of the Code.

(b) Contributor and the Operating Partnership hereby agree to the U.S. federal income tax treatment described in this Section 1.9, and Contributor and the Operating Partnership shall not maintain a position on their respective U.S. federal income tax returns or otherwise that is inconsistent therewith.

(c) The Company and the Operating Partnership shall be entitled to deduct and withhold from any portion of the Total Consideration to be distributed to a Participant in Contributor such amount as it is required to deduct and withhold from such payment under the Code or any provision of U.S. federal, state, local or foreign Tax Law. To the extent that amounts are withheld by the Company or the Operating Partnership, such amounts shall be treated for all purposes of this Agreement as having been paid to such Participant or Contributor in respect of which such deduction and withholding was made by the Company or the Operating Partnership.

Section 1.10 Term of Agreement. If the Closing does not occur by December 31, 2014 or such earlier time as the Company determines not to proceed with the IPO (the “Termination Date”), this Agreement shall be deemed terminated and shall be of no further force and effect and none of the Company, the Operating Partnership or Contributor shall have any further obligations hereunder except as specifically set forth in this Agreement.

ARTICLE 2.

CLOSING

Section 2.1 Conditions Precedent.

(a) Condition to Each Party’s Obligations. The obligations of each party to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver of the following conditions:

(i) The requisite consent of the Participants in Contributor as set forth on Section 3.3(l) of the Disclosure Letter (the “Requisite Consent”) approving the Consolidation Transaction shall have been obtained. This condition may not be waived by any party;

(ii) The Company’s registration statement on Form S-11 to be filed after the date hereof with the Securities and Exchange Commission (the “SEC”) shall have become effective under the Act. This condition may not be waived by any party;

(iii) The Company’s registration statement on Form S-11 shall not be the subject of any stop order or proceeding by the SEC seeking a stop order;

(iv) The Company’s registration statement on Form S-4 shall not be the subject of any stop order or proceeding by the SEC seeking a stop order;

(v) The Company shall have received, substantially concurrently with Closing hereunder, the gross proceeds from the IPO less total Underwriting Discount. This condition may not be waived by any party;

(vi) The consent of the Lenders to the assumption by the Operating Partnership or any of its Subsidiaries of those Existing Loans by the Operating Partnership or any of its Subsidiaries which the Operating Partnership or any of its Subsidiaries intends to assume at the Closing or to the taking of title to the Property Interest subject to the lien of the applicable Existing Loan Documents, as the case may be;

(vii) All necessary consents and approvals of Governmental Authorities or third parties (other than the Lenders) for Contributor to consummate the transactions contemplated hereby (except for those the absence of which would not have a material adverse effect on the ability of Contributor to consummate the transactions contemplated by this Agreement) shall have been obtained and to the extent the consent or approval of the ground lessor of the Property is required for Contributor to consummate the transactions contemplated hereby, such consent or approval shall have been obtained without qualification as to materiality;

(viii) No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment or restraining order shall have been enacted, issued, entered, promulgated or enforced by any court of competent jurisdiction or Governmental Authority that prohibits the consummation of the transactions contemplated hereby (which condition may not be waived by any party), nor shall any proceeding brought by a Governmental Authority of competent jurisdiction be pending that seeks the foregoing;

(ix) The closing of the contributions with respect to Empire State Building Company L.L.C. and Empire State Building Associates L.L.C. pursuant to the Formation Transactions shall have occurred simultaneously with the Closing; and

(x) The IPO Closing (as defined herein) shall have occurred simultaneously with the Closing (or the Closing shall occur prior to, but conditioned upon the immediate subsequent occurrence of, the IPO Closing) and the Class A Common Stock and OP Units shall have been approved for listing on the New York Stock Exchange or another national securities exchange, subject only to official notice of issuance. This condition may not be waived by any party.

(b) Conditions to Obligations of the Company and the Operating Partnership. The obligations of the Company and Operating Partnership to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver of the following conditions (it being understood that the provisions of Section 2.1(a) and this Section 2.1(b) shall be the only conditions to the obligations of the Company and the Operating Partnership and that, without limiting Contributor’s duties, covenants or obligations expressed elsewhere in this Agreement, the provisions of Section 2.1(a) and this Section 2.1(b) shall be only conditions to Closing and shall not independently create any additional covenants on the part of Contributor):

(i) Except as would not have a Material Adverse Effect (as defined in clause (i) of such defined term), the representations and warranties of Contributor contained in this Agreement, as well as those of the Principals contained in the Representation, Warranty and Indemnity Agreement, shall be true and correct at the Closing Date as if made again at that time (except to the extent that any representation or warranty speaks as of an earlier date, in which case it must be true and correct only as of that earlier date);

(ii) Contributor shall have performed in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(iii) Subject to the provisions of Article 6, there shall not have occurred between the date hereof and the Closing Date any material adverse change in the assets, business, financial condition or results of operation of Contributor and its Subsidiaries and the Property, taken as a whole. It is understood that no material adverse change shall occur by reason of general economic conditions or economic conditions affecting the real estate market generally;

(iv) [Intentionally Omitted];

(v) There shall not have been a bankruptcy or similar insolvency proceeding with respect to Contributor; provided that the Company and the Operating Partnership shall have the right to elect to proceed with any Formation Transaction with respect to any Other Contributor that is not the subject of such proceeding;

(vi) Contributor, directly or through the Attorney-in-Fact, shall have executed and delivered to the Operating Partnership the documents to which it is a party which are required to be delivered pursuant to Sections 2.3 and 2.4 hereof;

(vii) A reputable title insurance company as selected by the Supervisor (the “Title Company”) shall have irrevocably issued a Title Policy to the Operating Partnership or a Subsidiary thereof, as fee owner of the Property, effective as of the Closing, with respect to the Property containing exceptions only for Permitted Encumbrances;

(viii) Contributor shall have used commercially reasonable efforts to deliver to the Operating Partnership estoppel certificates from (A) the tenants leasing at least ten percent (10%) of space within the Property (the “Tenant Estoppels”) which estoppels shall be substantially in the form of Exhibit D, or otherwise in the form required under such tenants’ respective Lease, and (B) any third-party ground lessors with respect to the Property (the “Ground Lease Estoppels”), which estoppels shall be in form and substance reasonably satisfactory to the Operating Partnership;

(ix) Anthony E. Malkin, Peter L. Malkin, the Company and the Operating Partnership shall have entered into the Tax Protection Agreement; and

Any or all of the foregoing conditions may be waived by the Operating Partnership (on its behalf and on behalf of the Company) in its sole and absolute discretion.

(c) Conditions to Obligations of Contributor. The obligations of Contributor to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver of the following conditions (it being understood that the provisions of Section 2.1(a) and this Section 2.1(c) shall be the only conditions to the obligations of Contributor and that, without limiting any of the Company’s or the Operating Partnership’s duties, covenants or obligations expressed elsewhere in this Agreement, the provisions of Section 2.1(a) and this Section 2.1(c) shall be only conditions to Closing and shall not independently create any additional covenants of the Company or the Operating Partnership):

(i) Except as would not have a Material Adverse Effect (as defined in clause (ii) of such defined term), the representations and warranties of each of the Operating Partnership and the Company contained in this Agreement shall be true and correct at the Closing Date as if made again at that time (except to the extent that any representation or warranty speaks as of an earlier date, in which case it must be true and correct only as of that earlier date);

(ii) The Company and the Operating Partnership shall have performed in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date; and

(iii) The Company and the Operating Partnership each shall have executed and delivered to Contributor the documents required to be delivered pursuant to Sections 2.3 and 2.4 hereof.

Section 2.2 Time and Place; Closing, Closing and IPO Closing. Unless this Agreement shall have been terminated pursuant to Section 1.10, and subject to the satisfaction or waiver of the conditions in Section 2.1, the closing of the transactions contemplated hereunder (the “Closing” or “Closing Date”) shall occur concurrently with (or prior to, but conditioned upon the immediate subsequent occurrence of) the IPO Closing. The Closing shall take place at the offices of Clifford Chance US LLP or such other place as determined by the Company in its sole discretion. The date, time and place of the consummation of the IPO, which shall occur concurrently with or immediately following the Closing, shall be referred to in this Agreement as the “IPO Closing.”

Section 2.3 Closing Deliveries. On the Closing Date, the parties shall make, execute, acknowledge and deliver, or cause to be made, executed, acknowledged and delivered, through the Power of Attorney or the Attorney-in-Fact (described in Article 5 hereof), the legal documents and items required to be executed or delivered in connection with the Closing (collectively the “Closing Documents”) to which it is a party or for which it is otherwise responsible that are necessary to carry out the intention of this Agreement and the other transactions contemplated to take place in connection therewith. The Closing Documents and other items to be delivered at the Closing shall be the following:

(a) The Contribution and Assumption Agreement in the form attached hereto as Exhibit B;

(b) The OP Agreement and the Articles;

(c) The Amendment or other evidence of the transfer of OP Units to Contributor and by Contributor to its Participants

(d) Evidence of the DTC Registered REIT Stock, which shall bear substantially the legend set forth in the Articles or a written statement of information that the Company will furnish a full statement about certain restrictions on transferability to a stockholder as set forth in the Articles on request and without charge;

(e) An affidavit from Contributor (or, if Contributor is a disregarded entity within the meaning of Section 1.1445-2(d)(2)(iii), the sole owner of Contributor for such purposes) of non-foreign status satisfying the requirements of Treasury Regulations section 1.1445-2(b)(2);

(f) The release executed by Operating Partnership and the Company in favor of the employees and Affiliates of the Supervisor in the form attached hereto as Exhibit E;

(g) A copy of the most recent as-built survey of the Property, if any;

(h) Any other documents that are in the possession of Contributor or which can be obtained through Contributor’s reasonable efforts which are reasonably requested by the Company or the Operating Partnership or that are reasonably necessary or desirable to assign, transfer, convey, contribute and deliver the Property Interest of Contributor directly, free and clear of all Liens (other than the Permitted Encumbrances) and effectuate the transactions contemplated hereby, including, without limitation, and only to the extent applicable, grant deeds (if transferred directly), assignments of ground leases, air space leases and space leases, bills of sale, general assignments and all state and local transfer Tax returns and any filings with any applicable governmental jurisdiction in which the Operating Partnership is required to file its partnership documentation or the recording of deeds or other Property Interest transfer documents is required;

(i) An assignment of a bargain and sale deed in substantially the form attached as Exhibit F, or in such form as is customary in the applicable jurisdiction which the Title Company shall require in order to issue the Title Policies;

(j) A standard owner’s affidavit executed by Contributor to the extent necessary to enable the Title Company to issue to the Operating Partnership or its Subsidiary, effective as of the Closing, with respect to the Property, either (i) an ALTA extended coverage owner’s or leasehold policy of title insurance (in current form), with such endorsements thereto as the Operating Partnership may reasonably request (including, without limitation, non-imputation endorsements) or (ii) such endorsements to the currently held owner’s or leasehold policy of title insurance for the Property as the Operating Partnership may reasonably request

(including, without limitation, date-down, “Fairway” and co-insurance endorsements), in either event with coverage for the Property equal to the an amount reasonably acceptable to the Operating Partnership, and with a tie-in endorsement with respect to all Contributed Properties located in any state for which such tie-in endorsements can be issued for an owner’s or leasehold policy of title insurance, and levels of reinsurance for the Property as reasonably acceptable to the Operating Partnership, insuring fee simple and/or leasehold title (as applicable) to all real property and improvements comprising the Property in the name of the Operating Partnership (or a Subsidiary thereof, as the Operating Partnership may designate), subject only to the Permitted Encumbrances (collectively, the “Title Policies”);

(k) The Operating Partnership and the Company on the one hand and Contributor on the other hand shall provide to the other a certified copy of all appropriate corporate resolutions or partnership or limited liability company actions authorizing the execution, delivery and performance by the Operating Partnership and the Company (if so requested by Contributor) and Contributor (if so requested by the Operating Partnership or the Company) of this Agreement, any related documents and the documents listed in this Section 2.3;

(l) Any Tenant Estoppels, any Ground Lease Estoppels and any other tenant estoppel certificates, in each case, to the extent obtained by the Contributor in accordance with Section 2.1(b)(viii);

(m) The Operating Partnership and the Company on the one hand and Contributor on the other hand shall provide to the other a certification regarding the accuracy in all material respects of each of their respective representations and warranties in this Agreement at the Closing Date (except to the extent that any representation or warranty speaks as of an earlier date, in which case it must be true and correct only as of that earlier date and except for such representations and warranties that are qualified by materiality or Material Adverse Effect, which representations and warranties shall be certified as being accurate in all respects);

(n) Any books, records and Organizational Documents relating to Contributor that are in the possession of Contributor or which can be obtained through Contributor’s reasonable efforts;

(o) (i) All documents reasonably required by a Lender in connection with the assumption or prepayment of an Existing Loan at or prior to Closing and (ii) the Existing Loan Release or the Existing Loan Indemnity Agreement in substantially the form attached hereto as Exhibit C (unless such Existing Loans are repaid at or prior to Closing), as applicable, in each case, duly executed by the applicable party; and

(p) An assignment of Excluded Assets from the Company, the Operating Partnership or a Subsidiary, as applicable, in favor of Contributor, to achieve the distributions contemplated under Section 1.4, if applicable.

Section 2.4 IPO Closing Deliveries. At the IPO Closing, (a) the Closing Documents shall be delivered to the applicable parties, and the Closing shall be deemed to have occurred (if such Closing has not otherwise occurred immediately prior thereto), and (b) the parties shall make, execute, acknowledge and deliver, or cause to be made, executed, acknowledged and delivered through the Attorney-in-Fact, the legal documents and other items (collectively the “IPO Closing Documents”) to which it is a party or for which it is otherwise responsible that are necessary to carry out the intention of this Agreement and the other transactions contemplated to take place in connection therewith, which IPO Closing Documents and other items shall be the following:

(i) The Registration Rights Agreement, substantially in the form attached hereto as Exhibit G (the “Registration Rights Agreement”);

(ii) Lock-up Agreement, signed by or on behalf of Contributor and the Participants in Contributor, except to the extent that Contributor agrees not to distribute shares of Common Stock or OP Units to a Participant that has not executed a Lock-up Agreement, substantially in the form attached hereto as Exhibit H (“Lock-up Agreement”), and which shall have been executed and delivered concurrently with the execution and delivery of this Agreement;

(iii) The Representation, Warranty and Indemnity Agreement and the Escrow Agreement;

(iv) The Tax Protection Agreement; and

(v) If requested by the Operating Partnership, a certified copy of all appropriate corporate or limited liability company resolutions or partnership actions, as applicable, authorizing the execution, delivery and performance by Contributor of this Agreement and any related documents and the documents listed in this Section 2.4.

Section 2.5 Closing Costs. Without limitation on and subject to Section 1.9(c), the Company and the Operating Partnership shall be responsible for (a) any and all documentary transfer, stamp, filing, recording, conveyance, intangible, sales and other similar Taxes incurred in connection with the transactions contemplated hereby, (b) all escrow fees and costs, (c) the costs of any Title Policy, surveys, appraisals, environmental, physical and financial audits and the costs of any other examinations, inspections or audits of the Property, (d) any and all assumption, prepayment or other fees, penalties or amounts due and payable in connection with the discharge and satisfaction or the assumption of any Existing Loan, (e) any costs associated with any new financing, including any application and commitment fees or the costs of such new lender’s other requirements, (f) its own and Contributor’s attorneys’ and advisors’ fees, charges and disbursements, including without limitation, any hourly rate fees paid to the Supervisor for services not included in the basic supervisory fees, (g) any out-of-pocket costs or fees relating to the Consent Solicitation (including, without limitation, the costs of printing and mailing the Consent Solicitation and the fees of the proxy solicitor) or associated with any approvals or deliverable items contemplated hereunder, including, without limitation, consents, waivers, assignments and assumptions, (h) any costs or fees relating to the winding up of Contributor, including the preparation and filing of final Tax returns, (i) all other costs and expenses it and Contributor have incurred in connection with the transactions contemplated hereby or the IPO and (j) all costs and expenses incident to this Agreement, the other documents contemplated by this Agreement and the documents and transactions contemplated hereby or thereby, and not specifically described above. The parties acknowledge and agree that, to the extent any of the foregoing for which the Company and the Operating Partnership are responsible pursuant to this Section 2.5 have been paid by Contributor prior to Closing, Contributor shall provide the Company and the Operating Partnership a schedule thereof together with reasonable evidence of payment thereof and the Company and the Operating Partnership shall be responsible for the reimbursement to Contributor therefor incurred at or prior to Closing. The provisions of this Section 2.5 shall survive the Closing. In the event that the Closing does not occur, each Contributing Entity shall be responsible for its allocable portion of such costs and expenses incurred prior to the date that this Agreement terminates in accordance with the terms hereof.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties with Respect to the Company and the Operating Partnership. The Operating Partnership and the Company hereby jointly and severally represent and warrant to Contributor as set forth below in this Section 3.1, which representations and warranties are true and correct as of the date hereof:

(a) Organization; Authority.

(i) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the transactions contemplated hereby or thereby, and to own, lease and/or operate its property, as applicable, and its other assets, and to carry on its business as presently conducted. The Company, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii) The Operating Partnership is a limited partnership duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the transactions contemplated hereby or thereby, and to own, lease and/or operate its property, as applicable, and its other assets, and to carry on its business as presently conducted. The Operating Partnership, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Due Authorization. The execution, delivery and performance by the Company and the Operating Partnership of this Agreement and each other agreement or document contemplated by this Agreement to which it is a party have been duly and validly authorized by all necessary actions required of the Company and the Operating Partnership, respectively. This Agreement and each other agreement or document contemplated by this Agreement executed and delivered by or on behalf of the Company and the Operating Partnership constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of the Company and the Operating Partnership, respectively, each enforceable against the Company and the Operating Partnership, respectively, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c) Litigation. There is no action, suit or proceeding pending or, to the Company’s or the Operating Partnership’s Knowledge, threatened against the Company, the Operating Partnership or any of its Subsidiaries which, if adversely determined, would, individually or together with all such other actions, reasonably be expected to have a Material Adverse Effect. As of the date hereof, there is no action, suit or proceeding pending or, to the Company’s or the Operating Partnership’s Knowledge, threatened against the Company, the Operating Partnership or any of its Subsidiaries which challenges or impairs the ability of the Company, the Operating Partnership or any of its Subsidiaries to execute, deliver or perform its obligations under any of the Closing Documents or to consummate the transactions contemplated hereby and thereby.

(d) Consents and Approvals. Assuming the accuracy of the representations and warranties of Contributor made hereunder, no consent, order, waiver, approval or authorization of, or registration, qualification, designation, declaration or filing with, any Person or Governmental Authority or under any applicable Laws (each, a “Consent”) is required to be obtained by the Company, the Operating Partnership or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other agreement or document contemplated by this Agreement to which the Company or the Operating Partnership is a party, or any agreements or transactions contemplated hereby or thereby, except for those consents, orders, waivers, approvals, authorizations, registrations, qualifications, designations, declarations or filings, the failure of which to obtain or to file, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) No Violation. Assuming the accuracy of the representations and warranties of Contributor made hereunder, none of the execution, delivery or performance by the Company or the Operating Partnership of this Agreement or any other agreement or document contemplated by this Agreement to which the Company or the Operating Partnership is a party, or any agreement or transaction contemplated hereby or thereby or the consummation of the Consolidation Transaction contemplated hereby between the parties to this Agreement does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (i) the Organizational Documents of the Company and the Operating Partnership, (ii) any agreement, document or instrument to which the Company or the Operating Partnership is a party thereto or (iii) any term or provision of any judgment, order, writ, injunction, or decree binding on the Company or the Operating Partnership, except for, in the case of clause (ii) or (iii), any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) OP Units and Common Stock. The OP Units and the Common Stock, when issued and delivered in accordance with the terms of this Agreement for the consideration described in this Agreement, will have been (i) duly authorized by the Company or the Operating Partnership, as applicable, and when issued against the consideration therefor, will be validly issued by the Company or the Operating Partnership, respectively, (ii) fully paid and non-assessable (with respect to the Common Stock), (iii) not subject to preemptive or similar rights created by statute or any agreement to which the Company or the Operating Partnership is a party or by which it is bound and (iv) free and clear of all Liens created by the Company or the Operating Partnership (other than Liens created by the OP Agreement or the Articles). In addition, upon such issuance of OP Units, Contributor will be admitted as a limited partner of the Operating Partnership and, following distribution by Contributor of OP Units to its Participants, such Participants will be admitted as limited partners of the Operating Partnership in accordance with the OP Agreement.

(g) OP Agreement and Articles. Attached hereto as Exhibit I are true and correct copies of the OP Agreement and Articles in substantially final form.

(h) Taxes.

(i) At the effective time of the IPO and Closing, the Company shall be organized in a manner so as to qualify for taxation as a REIT pursuant to Sections 856 through 860 of the Code. The Company intends to elect to be taxed and to operate in a manner that will allow it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31 of the year in which the Closing takes place.

(ii) At the effective time of the IPO and at the Closing, the Operating Partnership shall be classified as a partnership and not an association or publicly-traded partnership taxable as a corporation for U.S. federal income tax purposes.

(i) Bankruptcy. No bankruptcy or similar insolvency proceeding has been filed or is currently contemplated with respect to the Company, the Operating Partnership or any of its Subsidiaries.

(j) Limited Activities. Except for activities in connection with the IPO or the Formation Transactions, neither the Company nor the Operating Partnership has engaged in any material business or incurred any material obligations.

(k) No Broker. None of the Company, the Operating Partnership, any of their Subsidiaries, or any of their officers, directors or employees, to the extent applicable, has entered into any agreement with any broker, finder or similar agent or any Person or firm that will result in the obligation of Contributor or any of its Affiliates to pay any finder’s fee, brokerage fees or commissions or similar payment in connection with the transactions contemplated by this Agreement.

(l) No Other Representations or Warranties. Other than the representations and warranties expressly set forth in this Section 3.1, neither the Company nor the Operating Partnership shall be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby. All representations and warranties of the Company and the Operating Partnership contained in this Agreement shall expire at Closing.

Section 3.2 [Intentionally Omitted]

Section 3.3 Representations and Warranties of Contributor. Contributor hereby represents and warrants to the Company and the Operating Partnership as set forth below in this Section 3.3, which representations and warranties are true and correct as of the date hereof (or such other date specifically set forth below), except as disclosed in the Consent Solicitation, the Prospectus or the disclosure letter delivered from Contributor to the Company and the Operating Partnership simultaneously with the execution of this Agreement (the “Disclosure Letter”), as may be amended from time to time prior to the Closing Date with Consent of the Company and the Operating Partnership:

(a) Organization; Authority.

(i) Contributor is a limited liability company, duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the transactions contemplated hereby and thereby, and to own, lease and/or operate its Property, as applicable, and its other assets, and to carry on its business as presently conducted. Contributor, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii) Section 3.3(a) of the Disclosure Letter sets forth as of the date hereof with respect to Contributor (A) each Subsidiary of Contributor, if applicable, (B) the ownership interest in each such Subsidiary and (C) if not wholly owned by Contributor, the identity and ownership interest of each of the other owners of such Subsidiary. Each real property owned or leased pursuant to a ground lease or operating lease by such Contributor is set forth on Exhibit A. Each Subsidiary of Contributor has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of organization, and has all power and authority to own, lease and/or operate its real properties and its other assets, and to carry on its business as presently conducted. Each Subsidiary of Contributor, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Due Authorization. The execution, delivery and performance by Contributor of this Agreement and each other agreement or document contemplated by this Agreement to which it is a party has been duly and validly authorized by all necessary actions required of Contributor. This Agreement and each other agreement or document contemplated by this Agreement executed and delivered by or on behalf of Contributor constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of Contributor, each enforceable against Contributor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c) Capitalization. Section 3.3(c) of the Disclosure Letter sets forth as of the date hereof a true, correct and complete description of the capitalization of Contributor as provided in the books and records of Contributor, including the override interests of the Supervisor. All of the issued and outstanding equity interests of Contributor are validly issued and, to Contributor’s Knowledge, are not subject to preemptive rights or appraisal, dissenters or similar rights. There are no outstanding rights to purchase, subscriptions, warrants, options or any other security convertible into or exchangeable for equity interests in Contributor or any Subsidiary.

(d) Licenses and Permits. To Contributor’s Knowledge, all notices, licenses, permits, certificates and authorizations required for the continued use, occupancy, management, leasing and operation of its Property, and for the continued conduct and operation of the business of Contributor have been obtained or can be obtained without unreasonable cost, and to the extent the same have been obtained, are in full force and effect and (to the extent required in connection with the transactions contemplated by this Agreement) are assignable to the Company or the Operating Partnership or a Subsidiary thereof, except in each case for items that, if not so obtained, obtainable, effective and/or assigned, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To Contributor’s Knowledge, none of Contributor, any of its Subsidiaries or any third party has taken any action that (or failed to take any action the omission of which) would result in the revocation of any such notice, license, permit, certificate or authorization where such revocation or revocations would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) Litigation. There is no action, suit or proceeding pending or, to Contributor’s Knowledge, threatened against Contributor or any of its Subsidiaries which, if adversely determined, would, individually or together with all such other actions, reasonably be expected to have a Material Adverse Effect. As of the date hereof, there is no action, suit or proceeding pending or, to Contributor’s Knowledge, threatened against Contributor or any of its Subsidiaries which challenges or impairs the ability of Contributor or any of its Subsidiaries to execute, deliver or perform its obligations under any of the Closing Documents or to consummate the transactions contemplated hereby and thereby. To Contributor’s Knowledge, there is no outstanding order, writ, injunction or decree of any Governmental Authority against it or affecting all or any portion of the Contributed Assets, which in any such case would reasonably be expected to have a Material Adverse Effect or that would impair Contributor’s ability to execute, deliver or perform its obligations under this Agreement. Contributor has not received any written notice of any pending or threatened proceedings for the rezoning (i.e., as opposed to the current zoning) of the Property or any portion thereof which would substantially and materially impair the current or proposed use thereof.

(f) Compliance with Laws. Contributor and its Subsidiaries have conducted their respective businesses and maintained the Property in compliance with all applicable Laws, except for such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither Contributor nor any of its Subsidiaries has Knowledge of, or has been informed in writing of, any continuing violation of any Laws relating to the conduct of the business of Contributor and/or any of its Subsidiaries or the commencement of any investigation respecting any such possible violation, except in each case for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To Contributor’s Knowledge, as presently conducted, none of the operation of the buildings, fixtures and other improvements comprising a part of the Property is in violation of any applicable building code, zoning ordinance or other “land use” Law, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g) Property Interest.

(i) Contributor is the holder of the Property Interest as set forth on Exhibit A, free and clear of all Liens except for Permitted Encumbrances.

(ii) With respect to each ground lease and operating lease identified in Schedule 3.3(g), and each lease under which Contributor is a landlord or sublandlord at the date hereof that is material to the Property, (A) such lease is valid, binding against Contributor, and to Contributor’s Knowledge, the other parties thereto, and in full force and effect, (B) neither Contributor nor any Subsidiary party thereto, and to Contributor’s Knowledge, no other party thereto, is in material violation of, or material default under, such lease, (C) Contributor has not granted an option or a right of first refusal or offer, (D) to Contributor’s Knowledge, no event has occurred and is pending, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or material default by Contributor or any of its Subsidiaries or the applicable lessor under the relevant lease and (E) complete (in all material respects) copies of all such leases have been made available to the Operating Partnership.

(h) Leases. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Leases to which Contributor or any of its Subsidiaries is a party or by which Contributor or any of its Subsidiaries or the Property is bound or subject, is in full force and effect, and constitutes the legal, valid and binding obligation of Contributor or any of its Subsidiaries, and to Contributor’s Knowledge, the other parties thereto, enforceable against each such party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). To Contributor’s Knowledge, no tenant under any such Lease is presently the subject of any voluntary or involuntary bankruptcy or insolvency proceedings, except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(i) Insurance. Contributor and each of its Subsidiaries has in place the public liability, casualty and other insurance coverage with respect to the Property by such Contributor as Contributor reasonably deems necessary, including in all cases, such coverage as is required under the terms of any Existing Loan or ground or operating lease. To Contributor’s Knowledge, each such insurance policy is in full force and effect and all premiums currently due and payable thereunder have been fully paid. To Contributor’s Knowledge, neither Contributor nor any of its Subsidiaries has received from any insurance company any written notices of cancellation or intent to cancel any insurance which remain outstanding.

(j) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) Contributor and its Subsidiaries are not in violation of, and have not failed to comply with, any Environmental Laws, (ii) neither Contributor nor any of its Subsidiaries has received any written notice from any Governmental Authority or any other written notice or written claim from any other party alleging that Contributor or any of its Subsidiaries is not in compliance with applicable Environmental Laws with respect to the Property (which non-compliance, if any, has not been remedied or resolved or is not being remedied or resolved), (iii) Contributor or its Subsidiaries, as applicable, has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their principal terms and conditions and (iv) there has not been a release of a hazardous substance on the Property that would require investigation or remediation under applicable Environmental Laws. The representations and warranties contained in this Section 3.3(j) constitute the sole and exclusive representations and warranties made by Contributor concerning environmental matters.

(k) Eminent Domain. There is no existing or, to Contributor’s Knowledge, threatened in writing condemnation, eminent domain or similar proceeding which would affect the Property.

(l) Consents and Approvals. The Requisite Consent of the Participants in Contributor to approve the Consolidation Transaction is as set forth on Section 3.3(l) of the Disclosure Letter. Assuming the accuracy of the representations and warranties of the Company and the Operating Partnership made hereunder, and except (i) for the Requisite Consent of the Participants in Contributor to approve the Consolidation Transaction and (ii) as shall have been satisfied on or prior to the Closing Date, no Consent is required to be obtained by Contributor or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other agreement or document contemplated by this Agreement to which Contributor is a party and the transactions contemplated hereby or thereby, except for those Consents, the failure of which to obtain or to file, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being agreed that the failure to obtain either (A) the Consent of any Lender under an Existing Loan or (B) the Requisite Consent would be expected to have a Material Adverse Effect).

(m) No Violation. Assuming the accuracy of the representations and warranties of the Company and the Operating Partnership made hereunder, none of the execution, delivery or performance by Contributor of this Agreement or any other agreement or document contemplated by this Agreement to which Contributor is a party, or any agreement or transaction contemplated hereby or thereby or the consummation of the Consolidation Transaction contemplated hereby between the parties to this Agreement does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (i) the Organizational Documents of Contributor or any Subsidiary, (ii) any material agreement, document or instrument to which Contributor or any Subsidiary or any of their respective assets or properties are bound or (iii) any material term or provision of any judgment, order, writ, injunction, or decree binding on Contributor or any Subsidiary, except for, in the case of clause (ii) or (iii), any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(n) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) Contributor and each of its Subsidiaries has timely filed all Tax returns and reports required to be filed by it with a Governmental Authority (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so). All such Tax returns and reports are accurate and complete in all material respects, and Contributor and each of its Subsidiaries has paid (or had paid on its behalf) all Taxes shown thereon as owing. No deficiencies for any Taxes have been proposed, asserted or assessed in writing against Contributor or any of its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending.

(ii) There are no Liens for Taxes (other than statutory Liens for Taxes not yet due and payable) upon any of the assets of Contributor and any of its Subsidiaries.

(iii) Contributor is and has been since its formation treated as a partnership or entity disregarded as an entity separate from its owner for U.S. federal income Tax purposes, and no Governmental Authority responsible for the assessment or collection of Tax has challenged such treatment.

(iv) There are no pending or, to Contributor’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of income or material non-income Taxes of Contributor or any of its Subsidiaries, or any matters under discussion with any Tax authority with respect to income or non-income Taxes that are likely to result in an additional liability for Taxes with respect to Contributor or its Subsidiaries, and neither Contributor nor its Subsidiaries is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax protection, Tax allocation agreement or similar contract.

(o) Non-Foreign Status. Contributor (or, if Contributor is a disregarded entity within the meaning of Section 1.1445-2(d)(2)(iii), its sole owner for U.S. federal income tax purposes) is not a foreign person (within the meaning of Section 1445(f)(3) of the Code). No amount is required to be withheld by the Company or the Operating Partnership (or any of their respective Affiliates) in respect of consideration treated for U.S. federal income tax purposes as paid to Contributor pursuant to this Agreement.

(p) Contracts and Commitments. Except as set forth in Section 3.3(p) of the Disclosure Letter, neither Contributor nor any of its Subsidiaries is a party to:

(i) any agreement pursuant to which Contributor or any of its Subsidiaries provides property management, construction management, asset management, leasing or other real-estate related services to any Person other than another Contributing Entity or a Management Company;

(ii) any agreement pursuant to which Contributor or any of its Subsidiaries would be required to pay severance to any member, managing member, partner, general partner, director, officer or employee, to the extent applicable, of Contributor, any of its Subsidiaries or the Supervisor;

(iii) any agreement with another Person limiting or restricting in any material respect the ability of Contributor or any of its Subsidiaries to enter into or engage in any market or line of business (other than agreements with tenants entered into in the ordinary course of business relating to the business that can be conducted at the leased premises and the covenants in any Existing Loan Document);

(iv) any agreement for the sale of any of the assets of Contributor or any of its Subsidiaries other than in the ordinary course of business or with any other Contributing Entity, or for the grant to any Person of any Liens on or preferential rights to purchase (or buy-sell or similar rights with respect to) any of the assets of Contributor or any of its Subsidiaries other than Liens or any such rights granted to tenants or other third parties for non-material portions of the Properties (e.g., outparcels);

(v) any agreement involving any joint venture, partnership, strategic alliance, shareholders’ agreement, co-marketing, co-promotion, joint development or similar arrangement, except for the Contributor’s Organizational Documents, any agreement with any other Contributing Entity or Management Company and any such agreements that are terminable upon thirty (30) days’ or less notice without penalty or premium; or

(vi) any other agreement (or group of related agreements) the performance of which presently requires aggregate payments be made from Contributor or any of its Subsidiaries in excess of $1,000,000 per year other than to its Affiliates.

With respect to each of the contracts to which Contributor or any of its Subsidiaries is a party and which is required to be set forth on Section 3.3(p) of the Disclosure Letter, if any (the “Material Contracts”), such

Material Contract is in full force and effect and is the legal, valid and binding obligation of Contributor or its Subsidiaries, and, to Contributor’s Knowledge, the other parties thereto, as applicable, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Complete (in all material respects) copies of the Material Contracts have been made available to the Operating Partnership. With respect to each Material Contract, neither Contributor nor any of its Subsidiaries that is party thereto nor, to Contributor’s Knowledge, any other party, is in material breach or material violation of, or material default under, any such Material Contract, and to Contributor’s Knowledge, no event has occurred and is pending which after the giving of notice, with lapse of time or otherwise would constitute a material breach or material default by Contributor, any of its Subsidiaries or any other party to such Material Contract.

(q) Existing Loans. Section 3.3(q) of the Disclosure Letter sets forth a complete list of all Existing Loans, including in each case the names of the Lender and borrower thereunder and the outstanding principal balance as of September 30, 2011. With respect to each Existing Loan, (i) the Lender has not declared in writing a default or event of default, (ii) the Lender has not brought any claim in writing under any guaranty and (iii) to Contributor’s Knowledge, no event has occurred which, after the giving of notice, with lapse of time, or otherwise, would constitute a monetary default or a material non-monetary default by the borrower thereunder or give rise to any material claims by the Lender under any guaranties provided with respect thereto. Complete (in all material respects) copies of the Existing Loan Documents have been made available to the Operating Partnership.

(r) Bankruptcy. No bankruptcy or similar insolvency proceeding has been filed or is currently contemplated with respect to Contributor or any of its Subsidiaries.

(s) Employees. Neither Contributor nor any of its Subsidiaries has any employees.

(t) No Broker. Neither Contributor nor any of its Subsidiaries nor any of their members, managing members, partners, general partners, directors, officers, employees or the Supervisor, to the extent applicable, has entered into any agreement with any broker, finder or similar agent or any Person or firm that will result in the obligation of the Company, the Operating Partnership or any of their Affiliates to pay any finder’s fee, brokerage fees or commissions or similar payment in connection with the transactions contemplated by this Agreement.

(u) No Other Representations or Warranties. Other than the representations and warranties expressly set forth in this Section 3.3, Contributor shall not be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby.

Section 3.4 Survival of Representations and Warranties of Contributor; Remedy for Breach.

(a) All representations and warranties contained in Section 3.3 (as qualified by the Disclosure Letter) or in any Schedule, Exhibit, certificate or affidavit delivered pursuant to the Agreement shall survive the Closing.

(b) Notwithstanding anything to the contrary in the Agreement, following the Closing and issuance of OP Units and Common Stock cash to Contributor, neither Contributor nor any member, managing member, partner, general partner, director, officer or employee, to the extent applicable, of Contributor or its Subsidiaries shall be liable under this Agreement for monetary damages (or otherwise) for breach of any of its representations, warranties, covenants and obligations contained in this Agreement or in any Schedule, Exhibit, certificate or affidavit delivered by it pursuant thereto.

ARTICLE 4.

COVENANTS

Section 4.1 Covenants of Contributor.

(a) From the date hereof through the Closing, and except as contemplated by this Agreement or in connection with the Formation Transactions, Contributor shall not, without the prior written consent of the Operating Partnership:

(i) Sell, transfer (or agree to sell or transfer) or otherwise dispose of, or cause the sale, transfer or disposition of (or agree to do any of the foregoing) all or any portion of its interest in the Contributed Assets or all or any portion of Contributor’s Property Interest (other than Excluded Assets) other than in the ordinary course of its business consistent with past practice;

(ii) Except as otherwise disclosed in the Disclosure Letter, mortgage, pledge, hypothecate or encumber all or any portion of the Contributed Assets or the Property;

(iii) Terminate or amend any existing insurance policies affecting the Property that results in a material reduction in insurance coverage for the Property;

(iv) Cause or take any action that would render any of the representations or warranties set forth in Section 3.3 untrue in any material respect;

(v) Authorize or consent to any of the actions prohibited by this Agreement or any of the Closing Documents;

(vi) Amend the Organizational Documents of Contributor;

(vii) Adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization with respect to Contributor;

(viii) Exercise rights, if any, under applicable Organizational Documents, to initiate any buy-sell procedures or to commence any process to market and sell the Property Interest held by Contributor; or

(ix) Make or change any material Tax elections; settle or compromise any material claim, notice, audit report or assessment in respect of Taxes; change any Tax accounting period; adopt or change any method of Tax accounting; file any amended Tax return; enter into any Tax indemnity agreement, Tax sharing agreement, Tax protection agreement, Tax allocation agreement or similar contract or Tax closing or settlement agreement relating to any Tax; surrender of any right to claim a Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; in each case, other than in the ordinary course of business and consistent with past practice.

Section 4.2 Commercially Reasonable Efforts. Subject to the terms and conditions provided in this Agreement, each of the Company, the Operating Partnership and Contributor covenants and agrees to use commercially reasonable efforts and cooperate with each other in (a) promptly determining whether any filings are required to be made or consents, approvals, waivers, permits or authorizations are required to be obtained (under any applicable Laws or from any Governmental Authority or third party) in connection with the transactions contemplated by this Agreement, (b) promptly making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such consents, approvals, waivers, permits or authorizations and (c) taking all actions and doing, or causing to be done, all things necessary, proper and/or appropriate to consummate and make effective the transactions contemplated by this Agreement.

Section 4.3 Tax Covenants.

(a) Contributor and the Operating Partnership shall provide each other with such reasonable cooperation and information relating to the Contributed Assets as the parties reasonably require in (i) filing any Tax return, amended Tax return or claim for Tax refund, (ii) determining any liability for taxes or a right to a tax refund, (iii) conducting or defending any proceeding in respect of taxes or (iv) performing tax diligence, including with respect to the impact of this transaction on the Company’s qualification as a REIT for U.S. federal income Tax purposes. The Operating Partnership shall promptly notify Contributor upon receipt by the Operating Partnership or any of its Affiliates of written notice of (A) any pending or threatened tax audits or assessments with respect to the Property and (B) any pending or threatened U.S. federal, state, local or foreign audits or assessments of the Operating Partnership or any of its Affiliates, in each case which would affect the liabilities for Taxes of Contributor with respect to any taxable period, or portion thereof, ending on or prior to the Closing Date. Contributor shall promptly notify the Operating Partnership upon receipt by Contributor or any of its Subsidiaries of written notice of any pending or threatened U.S. federal, state, local or foreign Tax audits or assessments relating to the income, properties or operations of Contributor or with respect to the Property. The Operating Partnership shall be responsible for the prosecution of any claim or audit instituted after the Closing Date with respect to Taxes attributable to any taxable period, or portion thereof, ending on or before the Closing Date, provided, that the Contributor may participate at its own expense and the Operating Partnership shall cooperate with Contributor in the conduct of any such audit or proceeding or portion thereof. Notwithstanding the foregoing, if Contributor has not liquidated, the Operating Partnership may not settle or otherwise resolve any such claim, suit or proceeding which could have an adverse tax effect on the Contributor or its Affiliates (other than on Contributor or any of their Affiliates as a partner of the Operating Partnership) without the consent of the Contributor, such consent not to be unreasonably withheld, conditioned or delayed. Contributor shall deliver to the Operating Partnership all tax returns, schedules and work papers with respect to the Property, and all material records and other documents relating thereto.

(b) With respect to the Contributed Assets contributed to the Operating Partnership pursuant to this Agreement, the Operating Partnership and Contributor agree that the Operating Partnership shall use the “traditional method,” as described in Section 1.704-3(b) of the Treasury Regulations promulgated under the Code, to make allocations of taxable income and loss among the partners of the Operating Partnership and therefore shall not make any curative or remedial allocations unless the Operating Partnership and the parties to the Tax Protection Agreement agree otherwise in the Tax Protection Agreement.

ARTICLE 5.

POWER OF ATTORNEY

Section 5.1 Grant of Power of Attorney.

(a) By executing this Agreement, Contributor hereby irrevocably appoints the Operating Partnership (or its designee) and any successor thereof from time to time (such Operating Partnership or designee or any such successor of any of them acting in his, her or its capacity as attorney-in-fact pursuant hereto, the “Attorney-in-Fact”) as the true and lawful attorney-in-fact and agent of Contributor, to act in the name, place and stead of each of Contributor to make, execute, acknowledge and deliver all such other deeds (including grant deeds if applicable), assignments, contracts, orders, receipts, notices, requests, instructions, certificates, consents, letters and other writings (including, without limitation, (i) the execution of any Closing Documents or other documents relating (A) to the acquisition by the Operating Partnership of Contributor’s Property Interest, the Contributed Assets, the Assumed Agreements or the Assumed Liabilities, or (B) an Alternate Transaction or Portfolio Sale as further described in each Contributing Entity’s Consent Solicitation, (ii) any registration rights agreements, tax protection agreements, partnership agreements, including the OP Agreement, and the Lock-up Agreement, (iii) to provide information to the SEC and others about the transactions contemplated hereby and, in general, to do all things and to take all actions which the Attorney-in-Fact in its sole discretion may consider necessary or proper in connection with or to carry out the transactions contemplated by this Agreement, the Formation Transactions and the IPO as fully as could Contributor if personally present and acting (the “Power of Attorney”).

(b) The Power of Attorney and all authority granted hereby shall be coupled with an interest and therefore shall be irrevocable and shall not be terminated by any act of Contributor, and if any other such act or events shall occur before the completion of the transactions contemplated by this Agreement, the Attorney-in-Fact nevertheless shall be authorized and directed to complete all such transactions as if such other act or events had not occurred and regardless of notice thereof. Contributor agrees that, at the request of the Operating Partnership, it promptly will execute and deliver to the Operating Partnership a separate power of attorney on the same terms set forth in this Article 5, such execution to be witnessed and notarized, and in recordable form (if necessary). Contributor hereby authorizes the reliance of third parties on each of the Power of Attorney.

(c) Contributor acknowledges that the Operating Partnership has, and any designee or successor thereof acting as Attorney-in-Fact may have, an economic interest in the transactions contemplated by this Agreement.

(d) Contributor may withhold distribution of OP Units, Class A Common Stock and Class B Common Stock to any Participant until such Participant executes the Lock-up Agreement and each other document required to be executed by such Participant in connection with the transactions contemplated hereby.

Section 5.2 Limitation on Liability. It is understood that the Attorney-in-Fact assumes no responsibility or liability to any Person by virtue of the Power of Attorney granted by Contributor hereby. The Attorney-in-Fact makes no representations with respect to and shall have no responsibility in its capacity as Attorney-in-Fact for the Formation Transactions or the IPO, or the acquisition of the Contributed Assets or the Assumed Agreements by the Operating Partnership or the assumption of the Assumed Liabilities by the Operating Partnership and shall not be liable in its capacity as Attorney-in-Fact for any error or judgment or for any act done or omitted or for any mistake of fact or Law except for its own gross negligence or bad faith, or breach of this Agreement or the terms of its power of attorney provided for in this Agreement. Contributor agrees to indemnify the Attorney-in-Fact for and to hold the Attorney-in-Fact harmless against any Losses incurred on its part arising out of or in connection with it acting as the Attorney-in-Fact under the Power of Attorney created by Contributor hereby, as well as the cost and expense of investigating and defending against any such Losses, except to the extent such Losses are due to its own gross negligence or bad faith. Contributor agrees that the Attorney-in-Fact may consult with counsel of its own choice (who may be counsel for the Operating Partnership or its successors or Affiliates), at its own cost, and it shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. It is understood that the Attorney-in-Fact may, without breaching any express or implied obligation to Contributor hereunder, release, amend or modify any other power of attorney granted by any other Person under any related agreement.

Section 5.3 Ratification; Third-Party Reliance. Contributor hereby ratifies and confirms that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of the exercise of the powers granted unto it by Contributor under this Article 5, and Contributor authorizes the reliance of third parties on this Power of Attorney and waives its rights, if any, as against any such third party for its reliance hereon.

ARTICLE 6.

RISK OF LOSS

The risk of loss relating to Contributor’s Property Interest and the underlying Property prior to the Closing shall be borne by Contributor. If, prior to the Closing, (a) the Property is materially or totally destroyed or damaged by fire or other casualty or (b) the Property is materially or totally taken by eminent domain or through condemnation proceedings, then the Operating Partnership may, at its option (such election to be made as soon as reasonably practicable following such occurrence and in any event prior to the Closing), determine not to acquire the Property Interest of Contributor relating to the Property that has been destroyed, damaged or taken as described above. Contributor shall not have any obligation to repair or replace any such damage, destruction or taken property. Unless the Operating Partnership elects not to acquire the Property Interest of Contributor, at the Closing, Contributor shall pay or cause to be paid to the Operating Partnership any sums collected (directly or indirectly) by Contributor, if any, under any policies of insurance or award proceeds relating to such casualty or condemnation, if any, and otherwise assign to the Operating Partnership all rights (directly or indirectly) of

Contributor to collect such sums as may then be uncollected except to the extent required for collection costs or repairs by Contributor prior to the Closing Date, and provided that Contributor shall retain any insurance proceeds attributable to lost rents or other items applicable to any period prior to the Determination Date, and all rights thereto. As used in this Article 6, “materially” destroyed, damaged or taken refers to any casualty loss or damage or any loss due to condemnation, in either case, to the Property or any portion thereof if (a) the cost of repairing or restoring the premises in question to substantially the same condition which existed prior to the event of damage would be, in the opinion of an architect or other qualified expert selected by Contributor and reasonably approved by the Operating Partnership, or the amount of the proposed condemnation award is, equal to or greater than ten percent (10%) of the Total Consideration for the Property, (b) such loss or damage would entitle tenants occupying more than ten percent (10%) of the total rentable square footage at the Property, in the aggregate, to terminate their Leases or (c) such loss or damage otherwise materially impairs the current use or square footage of such Property (including parking, if material to such use) or access thereto. This Article 6 is an express agreement to the contrary under Section 5-1311 of the New York General Obligation Law.

ARTICLE 7.

MISCELLANEOUS

Section 7.1 Defined Terms.

(a) Each of the following terms is defined in the Section set forth opposite such term:

TERM	SECTION
Agreement	Preamble
Amendment	1.8(c)
Assumed Agreements	1.1
Assumed Liabilities	1.5
Attorney-in-Fact	5.1(a)
Charitable Electing Participant	1.8(b)(ii)(C)
Charitable Participant	Recital I
Class A Common Stock	Recital B
Class B Common Stock	Recital H
Closing	2.2
Closing Date	2.2
Closing Documents	2.3
Code	Recital B
Common Stock	Recital D
Company	Preamble
Consent	3.1(d)
Consent Solicitation	1.8(a)
Consolidation Transaction	Recital D
Contributed Assets	1.1
Contributed Properties	Recital A
Contributing Entities	Recital A
Contribution and Assumption Agreement	1.1
Contributor	Preamble
Disclosure Letter	3.3
Dispute	7.9(a)
DTC Registered REIT Stock	1.8(c)
Effective Date	Preamble
Excluded Assets	1.4
Excluded Liabilities	1.6
Existing Loan	1.7(a)

TERM	SECTION
Existing Loan Documents	1.7(a)
Existing Loan Fees	1.7(b)
Existing Loan Indemnity Agreement	1.7(a)
Existing Loan Release	1.7(a)
Formation Transactions	Recital A
Ground Lease Estoppel	2.1(b)(viii)
Initial Filing Date	1.7(a)
IPO	Recital B
IPO Closing	2.2
IPO Closing Documents	2.4(b)
Leases	1.1
Lender	1.7(a)(i)
Lock-up Agreement	2.4(b)(ii)
Non-Accredited Participant	1.8(b)(ii)(A)
Malkin Family Contributor	Recital H
Management Companies	Recital A
Material Contracts	3.3(p)
Operating Partnership	Preamble
Optional Contributing Entities	Recital A
Optional Contributed Properties	Recital A
Optional Property Interests	Recital A
OP Units	Recital D
Other Contributors	Recital A
Participant	Recital E
Power of Attorney	5.1(a)
Principals	Recital G
Property	Recital C
Public Electing Participant	1.8(b)(ii)(B)
Property Interests	Recital A
Registration Rights Agreement	2.4(b)(i)
REIT	Recital B
Representation, Warranty and Indemnity Agreement	Recital G
Requisite Consent	2.1(a)(i)
SEC	2.1(a)(ii)
Sellers	Recital I
Tax Protection Agreement	Recital G
Tenant Estoppel	2.1(b)(viii)
Termination Date	1.10
Title Company	2.1(b)(vii)
Title Policies	2.3(j)
Total Consideration	1.8(a)
Value	1.8(a)

(b) For the purposes of this Agreement, the following terms have the meanings set forth below.

“Act” means the Securities Act of 1933, as amended.

“Accredited Participant” means a Participant in a Contributing Entity (other than the Public Entities) that is an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Act).

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Alternate Transaction” means (i) the restructuring of the Consolidation Transaction as either (A) a merger of Contributor or a Subsidiary of Contributor with and into either the Company or a wholly-owned subsidiary of the Company or the Operating Partnership or a wholly-owned subsidiary of the Operating Partnership or (B) a merger of a wholly-owned subsidiary of either the Company or the Operating Partnership with and into Contributor or a Subsidiary of Contributor, in each case, to the extent such alternate transaction does not adversely affect the economic benefits to the Participants (taking into account the Tax treatment of such alternate transaction) or (ii) any other transaction pursuant to which the Company, the Operating Partnership or any of their Subsidiaries acquire Contributor or all of the Contributed Assets in a transaction pursuant to which the economic benefits (taking into account the Tax treatment of such alternate transaction) to the Company, the Operating Partnership and the Participants in Contributor are not adversely affected by such alternate transaction as compared to the economic benefits to be received by the Company, the Operating Partnership and such Participants pursuant to this Agreement.

“Articles” means the Articles of Amendment and Restatement of the Company, as amended and restated and in effect immediately prior to the Closing.

“Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of New York.

“Charitable Organization” means an entity that is or is owned by a charitable organization under Section 501(c)(3) of the Code.

“Claims” means any claims, liabilities, rights, actions, causes of action, allegations, assertions, suits, complaints, demands or requirements.

“Committee” means one or more committees formed in connection with the transactions contemplated hereby, in each case, consisting of representatives of the Supervisor and the Estate of Leona M. Helmsley, and all actions of which shall require unanimous approval.

“Common Stock” means the Class A Common Stock and the Class B Common Stock of the Company, par value $0.01 per share.

“Determination Date” means a date, designated by the Operating Partnership, no more than five (5) Business Days nor less than one (1) Business Day prior to the “Subject to Completion Date” date set forth on the preliminary prospectus printed and distributed to potential investors in connection with the marketing of the IPO (i.e., the “red herring”), provided, however, that if a subsequent preliminary prospectus is thereafter printed and recirculated to potential investors, then the Determination Date shall mean the date of such subsequent preliminary prospectus.

“Environmental Laws” means all applicable federal, state and local Laws governing pollution or the protection of human health or the environment.

“Escrow Agreement” means that certain Indemnity Escrow Agreement entered into concurrently herewith by and among the Principals and the Escrow Agent named therein.

“Fixtures and Personal Property” means all fixtures, furniture, furnishings, apparatus and fittings, equipment, machinery, appliances, building supplies, tools, and other items of personal property used in connection with the operation or maintenance of the Property; excluding, however, all fixtures, furniture, furnishings, apparatus and fittings, equipment, machinery, appliances, building supplies, tools, and other items of personal property owned by tenants, subtenants, guests, invitees, employees, easement holders, service contractors and other Persons who own any such property located on the Property.

“Governmental Authority” means any government or agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Indemnity Holdback Amount” shall have the meaning set forth in the Representation, Warranty and Indemnity Agreement.

“Indemnity Holdback Escrow” shall have the meaning set forth in the Representation, Warranty and Indemnity Agreement.

“IPO Price” means the price per share of Class A Common Stock in the IPO, as set forth on the cover page of the final Prospectus relating to the IPO.

“Knowledge” means, with respect to Contributor, any Subsidiary of Contributor, the Company or the Operating Partnership, the current actual knowledge of any Principal or Thomas N. Keltner, Jr. without any duty of investigation or inquiry.

“Laws” means applicable laws, statutes, rules, regulations, codes, orders, ordinances, judgments, injunctions and decrees of any Governmental Authority.

“Lien” means all pledges, claims, liens, charges, restrictions, controls, easements, rights of way, exceptions, reservations, leases, licenses, grants, covenants and conditions, encumbrances and security interests of any kind or nature whatsoever.

“Losses” means all losses, damages, liabilities, fees, charges, costs and expenses of any nature whatsoever, including without limitation, amounts paid in settlement, reasonable attorneys’ fees, costs of investigation, costs of investigative judicial or administrative proceedings or appeals therefrom and costs of attachment or similar bonds, but does not include any diminution in value of the shares of Common Stock or OP Units.

“Material Adverse Effect” means, as the case may be, a material adverse effect on (i) the assets, business, financial condition or results of operations of Contributor and its Subsidiaries the taken as a whole (or on the applicable Property or Property Interest) (as to the representations and warranties relating to Contributor or any of its Subsidiaries) or (ii) on the Company, the Operating Partnership and their Subsidiaries and their properties taken as a whole, after giving effect to the Consolidation Transaction and the IPO (as to the representations and warranties relating to the Company and the Operating Partnership), as applicable.

“Malkin Family Group” means Anthony E. Malkin, Peter L. Malkin and each of their spouses and lineal descendents and the lineal descendents of Lawrence A. Wien (including spouses of such descendents), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing, including the Supervisor.

“Net Working Capital” means current assets of Contributor (excluding cash and cash equivalents, except to the extent required to maintain the normalized level of working capital for Contributor) less current liabilities of Contributor (excluding the outstanding principal balance under any Existing Loans).

“OP Agreement” means the agreement of limited partnership of the Operating Partnership, as amended and restated and in effect immediately prior to the Closing.

“Organizational Documents” means with respect to any entity, the certificate of formation, limited liability company agreement or operating agreement, participating agreements, certificate of incorporation, bylaws, certificate of limited partnership, limited partnership agreement and any other governing instrument, as applicable.

“Participation Interests” means the limited liability company, general or limited partnership interests in the Contributing Entities, as applicable and, to the extent a limited liability company, general or limited partnership interests are held by an agent for the benefit of participants, the beneficial ownership of such interests.

“Permitted Encumbrances” means (i) Liens, or deposits made to secure the release of such Liens, securing Taxes, the payment of which is not delinquent or the payment of which is actively being contested in good faith by appropriate proceedings diligently pursued; (ii) zoning Laws generally applicable to the districts in which the Property is located; (iii) easements for public utilities, encroachments, rights of access and/or other non-monetary matters that do not materially interfere with the use of the Property; (iv) Liens securing financing or credit arrangements existing as of the Closing Date and which are not Excluded Liabilities and assumed by the Operating Partnership; (v) Liens arising under leases entered into in the ordinary course of business; (vi) any exceptions contained in the title policies relating to the Property made available to the Company and the Operating Partnership at or prior the date hereof that do not materially detract from the value or the marketability of the Property or the ability of the Property to be financed; (vii) the Liens of all Existing Loan Documents and (viii) any matters that would not have a Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Preliminary Appraisal” means the preliminary appraisal attached to the draft of the Consent Solicitation distributed to the Participants in the Contributing Entities that are not publicly owned.

“Prospectus” means the Company’s final prospectus as filed pursuant to Rule 424 under the Act with the SEC.

“Public Entities” means Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.

“Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust or other legal entity which the applicable Person owns (either directly or through or together with another Subsidiary) either (i) a general partner, managing member or other similar interest or (ii)(A) 50% or more of the voting power of the voting capital stock or other equity interests or (B) 50% or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other legal entity. As used herein, “Subsidiary” or “Subsidiaries” refers to the Subsidiaries of Contributor, the Company or the Operating Partnership, as applicable, unless the context otherwise requires.

“Supervisor” means Malkin Holdings LLC or any of it Affiliates, in such Person’s capacity as the supervisor of certain of the Contributing Entities, as applicable.

“Taxes” means all applicable U.S. federal, state, local and foreign income, withholding, property, sales, franchise, employment, excise and other taxes, tariffs or governmental charges of any nature whatsoever, including estimated taxes, together with penalties, interest or additions to Taxes with respect thereto.

“Underwriting Discount” means the underwriting discounts and commissions payable by the Company to the underwriters in the IPO for one share of Class A Common Stock, as set forth on the cover page of the final Prospectus relating to the IPO.

Section 7.2 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when (a) delivered personally, (b) five (5) Business Days after being mailed by certified mail, return receipt requested and postage prepaid, (c) one (1) Business Day after being sent by a nationally recognized overnight courier or (d) transmitted by facsimile if confirmed within twenty-four (24) hours thereafter by a signed original sent in the manner provided in clause (a), (b) or (c) to the parties at the following addresses (or at such other address for a party as shall be specified by notice from such party).

To the Company and/or the Operating Partnership:

One Grand Central Place

60 East 42nd Street

New York, New York 10165

Phone: (212) 953-0888

Facsimile: (212) 986-8795

Attn: General Counsel

with a copy to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Phone: (212) 878-8000

Facsimile: (212) 878-8375

Attn: Larry P. Medvinsky, Esq.

To Contributor:

250 West 57th St. Associates L.L.C.

c/o Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, NY 10165

Phone: (212) 953-0888

Facsimile: (212) 986-8795

Attn: General Counsel

with a copy to:

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

Phone: (212) 969-3000

Facsimile: (212) 969-2900

Attn: Arnold S. Jacobs, Esq.

Section 7.3 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.

Section 7.4 Entire Agreement; Third-Party Beneficiaries. This Agreement and the Closing Documents, including, without limitation, the exhibits hereto and thereto, constitute the entire agreement and supersede each prior agreement and understanding, whether written or oral, among the parties regarding the subject matter of this Agreement and the Closing Documents. This Agreement is not intended to confer any rights or remedies on any Person other than the parties hereto, other than the Estate of Leona M. Helmsley and its Affiliates and Malkin Holdings LLC in respect of the following sentence. Nothing herein shall be deemed to affect the rights of the Estate of Leona M. Helmsley or any of its Affiliates, or Malkin Holdings LLC pursuant to (a) a separate agreement, dated November 28, 2011, between Malkin Holdings LLC and the Estate of Leona M. Helmsley in respect of the Committee or (b) the separate agreement, dated January 14, 2011, by and among Malkin Holdings LLC, LMH 34 LLC, LMH 1333 LLC, LMH 1350 LLC, LMH Equities LLC, Supervisory Management Corp., LMH EBC, LLC, LMH 1400 LLC, LMH Fisk LLC and LMH Lincoln LLC, and in the event of a conflict between either such agreement and this Agreement, the terms of such separate agreement shall control.

Section 7.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of any Laws that might otherwise govern under applicable principles of conflict of laws thereof.

Section 7.6 Amendment; Waiver. Any amendment hereto shall be in writing and signed by all parties hereto. No waiver of any provisions of this Agreement shall be valid unless in writing and signed by the party against whom enforcement is sought. This Agreement may be amended prior to the IPO Closing without the consent of any Participant in Contributor, provided that such amendment does not adversely affect the economic benefits to such Participants (taking into account the Tax treatment).

Section 7.7 Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their permitted respective heirs, legal representatives, successors and assigns; provided, however, that this Agreement may not be assigned (except by operation of law) by any party without the prior written consent of the other parties, and any attempted assignment without such consent shall be null and void and of no force and effect, except that the Operating Partnership may designate assignees pursuant to Section 1.2 and otherwise may assign its rights and obligations hereunder to a wholly-owned subsidiary of the Operating Partnership. For the avoidance of doubt, any reference to an acquisition by the Operating Partnership shall also be deemed to refer to an acquisition by any of its Subsidiaries.

Section 7.8 Jurisdiction. Subject to Section 7.9, the parties hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in New York County, New York with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any Claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum or that the venue of the action is improper.

Section 7.9 Dispute Resolution. The parties intend that this Section 7.9 will be valid, binding, enforceable, exclusive and irrevocable and that it shall survive any termination of this Agreement.

(a) Upon any dispute, controversy or Claim arising out of or relating to this Agreement or the enforcement, breach, termination or validity thereof (“Dispute”), the party raising the Dispute will give written notice to the other parties to the Dispute describing the nature of the Dispute following which the parties to such Dispute shall attempt for a period of ten (10) Business Days from receipt by the parties of notice of such Dispute to resolve such Dispute by negotiation between representatives of the parties hereto who have authority to settle such Dispute. All such negotiations shall be confidential and any statements or offers made therein shall be treated as compromise and settlement negotiations for purposes of any applicable rules of evidence and shall not be admissible as evidence in any subsequent proceeding for any purpose. The statute of limitations applicable to the commencement of a lawsuit shall apply to the commencement of an arbitration hereunder, except that no defense based on the running of the statute of limitations will be available based upon the passage of time during any such negotiation. Regardless of the foregoing, a party shall have the right to seek immediate injunctive relief pursuant to clause (c) below without regard to any such 10-day negotiation period.

(b) Any Dispute (including the determination of the scope or applicability of this agreement to arbitrate) that is not resolved pursuant to clause (a) above shall be submitted to final and binding arbitration in New York before one neutral and impartial arbitrator, in accordance with the Laws of the State of New York for agreements made in and to be performed in that State. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. The parties hereto shall appoint one arbitrator within fifteen (15) days of a demand for arbitration. If an arbitrator is not appointed within such 15-day period, the arbitrator shall be appointed by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. The arbitrator shall designate the place and time of the hearing. The hearing shall be scheduled to begin as soon as practicable and no later than fifteen (15) days after the appointment of the arbitrator (unless such period is extended by the arbitrator for good cause shown) and shall be conducted as expeditiously as possible, in any event not to exceed forty-five (45) days. The award, which shall set forth the arbitrator’s findings of fact and conclusions of law, shall be filed with JAMS and mailed to the parties no later than thirty (30) days after the close of the arbitration hearing. The arbitration award shall be final and binding on the parties and not subject to collateral attack. Judgment upon the arbitration award may be entered in any federal or state court having jurisdiction thereof.

(c) Notwithstanding the parties’ agreement to submit all Disputes to final and binding arbitration before JAMS, the parties shall have the right to seek and obtain temporary or preliminary injunctive relief in any court having jurisdiction thereof pursuant to Section 7.8. Such courts shall have authority to, among other things, grant temporary or provisional injunctive relief in order to protect any party’s rights under this Agreement. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

(d) The prevailing party shall be entitled to recover its costs and reasonable attorneys’ fees, and the non-prevailing party shall pay all expenses and fees of JAMS, all costs of the stenographic record, all expenses of witnesses or proofs that may have been produced at the direction of the arbitrator and the fees, costs and expenses of the arbitrator. The arbitrator shall allocate such costs and designate the prevailing party or parties for these purposes.

Section 7.10 Severability. Each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision is held invalid, illegal or unenforceable under applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision never had been included in this Agreement.

Section 7.11 Rules of Construction.

(a) The parties agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b) The words “hereto,” “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 7.12 Time of the Essence. Time is of the essence with respect to all obligations under this Agreement.

Section 7.13 Descriptive Headings. The descriptive headings in this Agreement are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 7.14 No Personal Liability Conferred. This Agreement shall not create or permit any personal liability or obligation on the part of the Supervisor or any Participant, shareholder, managing member, general partner, director, officer or employee of Contributor, the Supervisor, the Company or the Operating Partnership, to the extent applicable, in their capacities as such; provided that nothing in this Section 7.14 shall be deemed to affect any liability or obligation of any Person pursuant to the Representation, Warranty and Indemnity Agreement.

Section 7.15 Changes to Form Agreements. Contributor agrees and confirms that the terms of the OP Units and Common Stock and the Consent Solicitation are not final and may be modified depending on the prevailing market conditions at the time of the IPO. By executing this Agreement, Contributor hereby authorizes the Company or the Operating Partnership to, and understands and agrees that the Company or the Operating Partnership may make changes (including changes that may be deemed material) to the Consent Solicitation, and Contributor agrees to receive OP Units and/or shares of Common Stock cash, as the case may be, with such final terms and conditions as the Operating Partnership and the Company shall determine, provided that such changes do not affect Contributor in a manner materially different from the Other Contributors. In addition, Contributor acknowledges that (a) it understands that the information presented in the Consent Solicitation and the attachments thereto will be preliminary and is subject to change (particularly management’s discussion and analysis of financial condition and results of operation, the financial statements and footnotes thereto, the preliminary pro forma financial statements and footnotes thereto, the property information, the IPO Price and the assumed range of shares estimated to be offered in the IPO) in connection with the completion of the audit, the review and comments of the SEC and the investor feedback received during the course of the IPO, (b) the Formation Transactions may be consummated even if less than all of the Contributing Entities and the Public Entities participate in the Formation Transactions, (c) except as contemplated by Section 2.1(a)(ix), the participation of Contributor in the Formation Transactions is not conditioned on the participation of any other Contributing Entity, Public Entity or Management Company, (d) there is likely to be an extended period of time before the Formation Transactions are completed and the terms of the Formation Transactions as described in the Consent Solicitation and the Prospectus, including the Exchange Values, may be significantly different than described in such documents existing as of the date hereof and (e) notwithstanding the foregoing differences, this Agreement will be binding.

Section 7.16 Further Assurances. Contributor on the one hand and the Company and the Operating Partnership on the other hand shall take such other actions and execute such additional documents prior to and following the Closing as the other may reasonably request in order to effect the transactions contemplated hereby.

Section 7.17 Reliance. Each party to this Agreement acknowledges and agrees that it is not relying on Tax advice or other advice from the other party to this Agreement, and that it has consulted with or will consult with its own advisors. The Operating Partnership shall not be liable for any damages resulting from a successful challenge of the treatment or characterization by any taxing authority of the transactions contemplated in this Agreement.

Section 7.18 Survival. The covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Closing, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Closing and then only to such extent.

Section 7.19 Equitable Remedies; Limitation on Damages. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any federal or state court located in New York (as to which the parties agree to submit to jurisdiction for the purpose of such action), this being in addition to any other remedy to which the parties are entitled under this Agreement; provided, however, that nothing in this Agreement shall be construed to permit Contributor to enforce consummation of the IPO.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Contribution Agreement as of the date first written above.

“COMPANY”

EMPIRE STATE REALTY TRUST, INC.

By:
Name:
Title:

“OPERATING PARTNERSHIP”

EMPIRE STATE REALTY OP, L.P.

By:
Name:
Title:

“CONTRIBUTOR”

250 WEST 57th ST. ASSOCIATES L.L.C.

By:
Name:
Title:

EXHIBIT A

TO

CONTRIBUTION AGREEMENT

CONTRIBUTING ENTITIES, CONTRIBUTED PROPERTIES

AND PROPERTY INTERESTS

Set forth below is a list of each Contributing Entity, its Contributed Property and the Property Interests that are intended to be contributed, directly or indirectly, to the Operating Partnership as part of the Formation Transactions.

Contributing Entity	Contributed Property	Property Interest
Empire State Building Associates L.L.C.	Empire State Building	Ground lessee and indirect fee owner
Empire State Building Company L.L.C.		Operating sublessee
60 East 42nd St. Associates L.L.C.	One Grand Central Place	Fee owner
Lincoln Building Associates L.L.C.		Operating lessee
250 West 57th St. Associates L.L.C.	250 West 57th Street	Fee owner
Fisk Building Associates L.L.C.		Operating lessee
Seventh & 37th Building Associates L.L.C.	501 Seventh Avenue	Fee owner
501 Seventh Avenue Associates L.L.C.		Operating lessee
1333 Broadway Associates L.L.C.	1333 Broadway	Fee owner
1350 Broadway Associates L.L.C.	1350 Broadway	Ground lessee
Marlboro Building Associates L.L.C.	1359 Broadway	Fee owner
1185 Swap Portfolio L.P.	10 Bank Street	Indirect fee owner
	1542 Third Avenue	Indirect fee owner
Fairfield Merrittview Limited Partnership	383 Main Avenue	Indirect fee owner
Soundview Plaza Associates II L.L.C.	69-97 Main Street	Indirect fee owner
East West Manhattan Retail Portfolio L.P.	77 West 55th Street	Indirect fee owner
	1010 Third Avenue	Indirect fee owner
BBSF LLC	Parcel T in Stamford, CT	Fee owner
One Station Place, Limited Partnership	Metro Center	Fee owner
New York Union Square Retail L.P.	10 Union Square	Fee owner
Westport Main Street Retail L.L.C.	103-107 Main Street	Fee owner
First Stamford Place L.L.C.	First Stamford Place	Indirect co-tenant
Fairfax Merrifield Associates L.L.C.		Indirect co-tenant
Merrifield Apartments Company L.L.C.		Indirect operating lessee
500 Mamaroneck Avenue L.P.	500 Mamaroneck Avenue	Co-tenant

OPTIONAL CONTRIBUTING ENTITIES, OPTIONAL CONTRIBUTED PROPERTIES

AND OPTIONAL PROPERTY INTERESTS

Set forth below is a list of each Optional Contributing Entity, its Optional Contributed Property and the Optional Property Interests that may, at the Company’s option, be contributed, directly or indirectly, to the Operating Partnership upon the final resolution of certain litigation with respect to such Optional Contributed Properties.

Optional Contributing Entity	Optional Contributed Property	Optional Property Interest
112 West 34th Street Associates L.L.C.	112-120 West 34th Street	Ground lessee
	122 West 34th Street	Fee owner
112 West 34th Street Company L.L.C.	112-122 West 34th Street	Operating sublessee
1400 Broadway Associates L.L.C.	1400 Broadway	Ground lessee

EXHIBIT B

TO

CONTRIBUTION AGREEMENT

FORM OF CONTRIBUTION AND ASSUMPTION AGREEMENT

Dated as of

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, the undersigned (“Contributor”) hereby assigns, transfers, sells and conveys to Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”) or its designee, its entire legal and beneficial right, title and interest in, to and under the following (excluding, however, any Excluded Assets):

•

all of the Contributed Assets and the Assumed Agreements together with all amendments, waivers, supplements and other modifications of and to such Assumed Agreements through the date hereof, in each case to the fullest extent the assignment thereof is permitted by applicable Laws.

TO HAVE AND TO HOLD the same unto the Operating Partnership, its successors and assigns, forever.

Upon the execution and delivery hereof, the Operating Partnership absolutely and unconditionally accepts the foregoing assignment from Contributor of each Contributed Asset and Assumed Agreement listed for Contributor on Schedule A attached hereto, if any, and assumes all Assumed Liabilities (excluding, however, any Excluded Liabilities) from Contributor, and agrees to be bound by the terms, conditions and covenants thereof, and to perform all duties and obligations of Contributor thereunder from and after the date hereof. The Operating Partnership assumes no Excluded Liabilities, if any, and the parties thereto agree that all Excluded Liabilities, if any, shall remain the sole responsibility of Contributor.

Contributor, for itself, its successors and assigns, hereby covenants and agrees that, at any time and from time to time after the date hereof upon the written request of the Operating Partnership or its successors or assigns, Contributor will, without further consideration, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, each and all of such further acts, deeds, assignments, transfers, conveyances and assurances as may reasonably be required by the Operating Partnership or such successors and assigns in order to assign, transfer, set over, convey, assure and confirm unto and vest in the Operating Partnership, its successors and assigns, title to the Contributed Assets and the Assumed Agreements granted, sold, transferred, conveyed and delivered by this Agreement.

Capitalized terms used herein, but not defined have the meanings ascribed to them in the Contribution Agreement, dated as of [                    ], 201[    ], between the Operating Partnership, Contributor and the other parties thereto.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Contribution and Assumption Agreement as of the date first written above.

“CONTRIBUTOR”

250 WEST 57th ST. ASSOCIATES L.L.C.

By:
Name: Title:

“OPERATING PARTNERSHIP”

EMPIRE STATE REALTY OP, L.P.

By:
Name: Title:

EXHIBIT G

TO

CONTRIBUTION AGREEMENT

FORM OF REGISTRATION RIGHTS AGREEMENT

EXHIBIT H

TO

CONTRIBUTION AGREEMENT

FORM OF LOCK-UP AGREEMENT

Empire Realty Trust, Inc.

Lock-Up Agreement

[Date]

[Names of Underwriters]

[Address of Underwriters]

as Representatives of the several

Underwriters to be named in the

within-mentioned Underwriting Agreement

Re: Empire Realty Trust, Inc.—Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in such agreement (collectively, the “Underwriters”) with Empire Realty Trust, Inc., a Maryland corporation (the “Company”), providing for a public offering (the “Public Offering”) of the Common Stock of the Company (the “Shares”) pursuant to a Registration Statement on Form S-11 to be filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the periods specified in the following paragraph (the “Lock-Up Periods”), the undersigned will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company or units of limited partnership interest in Empire Realty Trust, L.P. (“OP Units”), or any options or warrants to purchase any shares of Common Stock of the Company or OP Units, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company or OP Units, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Shares”), and the undersigned will not exercise any right with respect to the registration of any of the Undersigned’s Shares, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended. The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

The first initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 180 days after the public offering date set forth on the final prospectus used to sell the Shares (the “Public Offering Date”) pursuant to the Underwriting Agreement, with respect to 50% of the Undersigned’s Shares (as determined at the time of expiration of such initial Lock-Up Period), and the second initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 365 days after the Public Offering Date, with respect to the remaining amount the Undersigned’s Shares; provided, however, that if (1) during the last 17 days of either of the initial Lock-Up Periods, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of either of the initial Lock-Up Periods, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 15-day period following the last day of such initial Lock-Up Period, then in each case such Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless each Representative waives, in writing, such extension.

[Names of Underwriters]

The undersigned hereby agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of either initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that such Lock-Up Period (as such may have been extended pursuant to the previous paragraph) has expired.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) to members of the immediate family of the undersigned, provided that any such immediate family member agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iv) to affiliates of, or entities controlled by, the undersigned, provided that any such affiliate or controlled entity agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (v) with the prior written consent of each Representative on behalf of the Underwriters. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer the capital stock of the Company to any wholly-owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Agreement and there shall be no further transfer of such capital stock except in accordance with this Agreement, and provided further that any such transfer shall not involve a disposition for value. It shall be a further condition to any transfer permitted by this paragraph (including clauses (i) through (v) above) that such transfer is not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended, and that the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfer. After giving effect to the transactions contemplated by the Public Offering, and, except as contemplated in this paragraph , for the duration of this Lock-Up Agreement, the undersigned will have good title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

In addition to the foregoing, the undersigned may sell shares of Common Stock of the Company purchased by the undersigned on the open market following the public offering of Common Stock of the Company if and only if such sales are not required to be reported in any public report or filing with the SEC or otherwise and the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Very truly yours,

Exact Name of Shareholder

Authorized Signature

Title

EXHIBIT I

TO

CONTRIBUTION AGREEMENT

ARTICLES

SCHEDULE 1.4

TO

CONTRIBUTION AGREEMENT

EXCLUDED ASSETS

(a)	All cash and cash equivalents (including certificates of deposit), except to the extent otherwise provided for in Section 1.4 of the Agreement;

(b)	Any right to a refund or other payment relating to a period ending at or prior to the Closing Date, including any real estate tax refund;

(c)	Bank accounts (other than bank accounts holding any refundable cash security deposits, or other credit enhancements held by or for the benefit of Contributor under any applicable Assumed Agreements for the Property or reserves delivered to the Operating Partnership);

(d)	Any refund related to a period at or prior to Closing in connection with the termination of Contributor’s existing insurance policies;

(e)	All contracts between Contributor and any law or accounting firm prior to the Closing Date; and

(f)	Any materials relating to the background or financial condition of a present or prior Participant of Contributor.

SCHEDULE 1.8

TO

CONTRIBUTION AGREEMENT

CALCULATION OF CONTRIBUTOR VALUE

For the purposes of the Agreement, the “Value” of Contributor shall be calculated pursuant to the formula set forth below. Capitalized terms used in this Schedule 1.8 shall have the meanings set forth below and capitalized terms used in this Schedule 1.8 without definition shall have the meanings assigned to such terms in the Agreement.

Number of Shares of OP Units = V/IPO Price

V = AP x TIV

where:

V = Value

AP = Allocable Percentage

TIV = Total Inside Value

“Allocable Percentage” shall mean the percentage calculated as a fraction, the numerator of which is Contributor’s Exchange Value and the denominator of which is the aggregate Exchange Value of the Contributing Entities plus the Management Companies plus any Optional Contributing Entity to the extent consolidated simultaneously with the Formation Transactions on the Closing Date.

“Exchange Value” shall mean the final exchange value determined in accordance with the valuation described in the Prospectus/Consent Solicitation Statement included in the registration statement on Form S-4 for the Company, as the same may be amended or supplemented.

“Public Equity” shall mean the product of: (i) the aggregate number of shares of Class A Common Stock sold to the public in the IPO (excluding the over-allotment option, if any) times (ii) the IPO Price.

“Total Equity” shall mean the product of: (i) the sum of (A) the aggregate number of shares of Common Stock to be outstanding immediately following the IPO Closing (excluding the over-allotment option, if any) and (B) the aggregate number of OP Units to be outstanding immediately following the IPO Closing other than OP Units held by the Company times (ii) the IPO Price.

“Total Inside Value” shall mean the sum of Total Equity minus Public Equity.

250 WEST 57TH ST. ASSOCIATES L.L.C.

PRELIMINARY CONSENT FORM

Reference is made to the Prospectus/Consent Solicitation Statement and the related Prospectus Supplement and Notice of Consent Solicitation to Participants, each dated [        ,            ] 2012. The undersigned participant in the entity named above (the “subject LLC”) hereby votes as set forth below with respect to all participation interests in the subject LLC which the undersigned may be entitled to vote:

Please check the appropriate box.

1.	A. CONSOLIDATION

FOR ☐	AGAINST ☐	ABSTAIN ☐

The consolidation (“the consolidation”) of the subject LLC into Empire State Realty Trust, Inc. (the “company”) as described in the Prospectus/Consent Solicitation Statement, including the authorization of Malkin Holdings LLC (the “supervisor”) to take, on behalf of the subject LLC, any and all actions that are necessary or appropriate to carry out the consolidation. By voting for the consolidation, the undersigned hereby agrees to all the terms of the Contribution Agreement attached as Appendix B to the supplement (the “Supplement”) with respect to your subject LLC (the “Contribution Agreement”).

B.	ELECTION OF OPERATING PARTNERSHIP UNITS OR CLASS A COMMON STOCK

(i) CLASS A COMMON STOCK:

☐ The undersigned will receive its consideration in accordance with the following election*:

☐ Operating Partnership Units of Empire State Realty OP, L.P. (the “Operating Partnership”)

I wish to receive     % of the consideration in the form of Operating Percentage Units of the operating partnership.

☐ Class A Common Stock of Empire Realty Trust, Inc.

I wish to receive     % of the consideration in the form of Class A common stock.

* If no box is checked, the consideration will be 100% operating partnership units.

If a box is checked, but no percentage is filled in, the percentage will be deemed to be 100%.

C.	ELECTION OF CLASS B COMMON STOCK

If you elect to receive operating partnership units under item 1.B., you may elect to receive one share of Class B common stock (entitling you to 50 votes) in lieu of one operating partnership unit out of every 50 operating partnership units which you otherwise will receive. If you wish to receive Class B common stock, please check the following box.**

☐ Class B Common Stock of Empire Realty Trust, Inc.

I wish to receive     % of the maximum amount of Class B common stock to which I am entitled.

** If the box is checked, but no percentage is filled in, the percentage will be deemed to be 100%.

2.	THIRD-PARTY PORTFOLIO SALE

FOR ☐	AGAINST ☐	ABSTAIN ☐

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Authorization of the supervisor to approve an offer from an unaffiliated third-party to purchase the consolidated portfolio if a definitive agreement is signed by December 31, 2015, and to take on behalf of the subject LLC any and all actions that are necessary or appropriate to carry out the foregoing, on the terms described in the Prospectus/Consent Solicitation Statement and Prospectus Supplement.

3.	VOLUNTARY PRO RATA REIMBURSEMENT PROGRAM FOR LITIGATION AND ARBITRATION COSTS

CONSENTS TO ☐	DOES NOT CONSENT TO ☐	ABSTAIN ☐

Voluntary pro rata reimbursement to the supervisor and Peter L. Malkin as described in the Prospectus/Consent Solicitation Statement and Prospectus Supplement for the prior advances of all costs, plus interest, incurred in connection with litigations and arbitrations with the former property manager and leasing agent of the property in which the subject LLC owns an interest.

THIS CONSENT SOLICITATION IS MADE ON BEHALF OF THE SUPERVISOR, MALKIN HOLDINGS LLC. THE SUPERVISOR RECOMMENDS THAT PARTICIPANTS CONSENT TO EACH OF THE FOREGOING ITEMS.

WHAT EACH PARTICIPANT RECEIVES IN THE CONSOLIDATION OR THIRD-PARTY PORTFOLIO SALE WILL BE BASED ON THE ALLOCATION MADE IN ACCORDANCE WITH EXCHANGE VALUE AND THE ENTERPRISE VALUE DETERMINED IN THE COMPANY’S INITIAL PUBLIC OFFERING (THE “IPO”) OR SUCH SALE. THE EXCHANGE VALUE SHOWN IN THE PROSPECTUS/CONSENT SOLICITATION IS MADE BY DUFF & PHELPS, LLC (THE “INDEPENDENT VALUER”).

IF THIS CONSENT FORM IS SIGNED AND RETURNED WITHOUT A CHOICE INDICATED AS TO ITEMS 1.A OR 2, THE PARTICIPANT WILL BE DEEMED TO HAVE CONSENTED TO SUCH ITEM. IF THIS CONSENT FORM IS SIGNED AND RETURNED WITHOUT A CHOICE INDICATED AS TO ITEM 3, THE PARTICIPANT WILL BE DEEMED NOT TO HAVE CONSENTED TO SUCH ITEM.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN COMPLETING THIS FORM, PLEASE CALL MACKENZIE PARTNERS, INC. (888-410-7850), WHICH HAS BEEN ENGAGED BY THE SUPERVISOR TO ASSIST IN ANSWERING PARTICIPANT INQUIRIES.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS CONSENT FORM, INCLUDING (1) THE ENCLOSED CERTIFICATE OF NON-FOREIGN STATUS (IF APPLICABLE) AND (2) THE ENCLOSED INTERNAL REVENUE SERVICE FORM W-9 (OR OTHER APPLICABLE FORM), ALL IN THE ENVELOPE PROVIDED. NO POSTAGE IS REQUIRED IF MAILED IN THE U.S. (ALTERNATIVELY, YOU MAY FAX TO 212-929-0308 OR EMAIL TO MALKINHOLDINGS@MACKENZIEPARTNERS.COM.)

If you own participation interests in more than one group in the subject LLC, your consent applies to all such interests.

This consent form signature page also constitutes the signature page for the Lockup Agreement, the form of which is the exhibit to the Contribution Agreement. This consent form signature page also constitutes the signature page for the Limited Partnership Agreement and Registration Rights Agreement, the forms of which are attached as Appendixes D and E, respectively, to the Supplement. By executing this consent form, you agree to be bound by each such applicable agreement in the form attached to the Contribution Agreement or Supplement, as applicable, all with the same effect as if you signed that agreement. Execution of this page constitutes execution of each such agreement, and the undersigned authorizes this page to be attached as a counterpart signature page for each such agreement.

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This consent form must be completed and returned before the expiration date determined by the supervisor.

Date:

Name of Participant:

Investor ID#:

Original investment:	$
Exchange Value*:	$
Voluntary Reimbursement Share:	$

Signature(s) of Participant or Authorized Signatory	Signature(s) of Participant or Authorized Signatory

Title (if Trust or entity)	Title (if Trust or entity)

Please sign your name exactly as shown in print above. If there are two or more joint holders, all such holders must sign. If signing as attorney-in-fact, executor, administrator, trustee or guardian, please give your full title. If signing for an entity (corporation, partnership, or limited liability company), please give your full title (officer, partner, or authorized person). If more than one signature is required, this consent form may be executed in separate counterparts.

* Exchange value has been derived from the appraisal by the Independent Valuer and does not represent the value of the consideration you will receive in the consolidation, which will be based on the enterprise value determined in connection with the pricing of the IPO. The enterprise value will be determined by the market conditions and the performance of the portfolio at the time of the IPO and may be higher or lower than the aggregate exchange value. Historically, in a typical initial public offering of a real estate investment trust, the enterprise value and IPO price are at a discount to the net asset value of the real estate investment trust’s portfolio of properties, which in turn may be above or below the aggregate exchange value. Exchange value has been computed without deduction for voluntary reimbursement.

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CERTIFICATION OF NON-FOREIGN STATUS: INSTRUCTIONS

THE FOLLOWING TWO PAGES CONTAIN CERTIFICATIONS OF NON-FOREIGN STATUS FOR (1) PARTICIPANTS THAT ARE INDIVIDUALS AND (2) PARTICIPANTS THAT ARE ENTITIES OTHER THAN INDIVIDUALS, RESPECTIVELY. IF YOU ARE A U.S. PERSON FOR U.S. FEDERAL INCOME TAX PURPOSES, PLEASE COMPLETE THE APPLICABLE CERTIFICATION AND INCLUDE IT WITH YOUR CONSENT FORM IN ORDER TO PREVENT U.S. FEDERAL WITHHOLDING TAX FROM APPLYING TO THE CONSIDERATION THAT YOU RECEIVE IN THE CONSOLIDATION.

IF A PARTICIPANT IS AN ENTITY SUCH AS A LIMITED LIABILITY COMPANY THAT IS TREATED AS A “DISREGARDED ENTITY” FOR U.S. FEDERAL INCOME TAX PURPOSES, THE OWNER OF THE PARTICIPANT (OR, IF THE PARTICIPANT IS OWNED BY ANOTHER DISREGARDED ENTITY, THE FIRST INDIRECT OWNER OF THE PARTICIPANT THAT IS NOT TREATED AS A DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES) SHOULD COMPLETE THE CERTIFICATION OF NON-FOREIGN STATUS.

IF YOU ARE NOT A U.S. PERSON FOR U.S. FEDERAL INCOME TAX PURPOSES, DO NOT COMPLETE A CERTIFICATION OF NON-FOREIGN STATUS. SEE “U.S. FEDERAL INCOME TAX CONSIDERATIONS—U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE CONSOLIDATION—WITHHOLDING CONSIDERATIONS FOR PARTICIPANTS” IN THE PROSPECTUS/CONSENT SOLICITATION STATEMENT FOR MORE INFORMATION.

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CERTIFICATION OF NON-FOREIGN STATUS (INDIVIDUAL PARTICIPANT)

Reference is made to the Prospectus/Consent Solicitation Statement and the related Supplement and Notice of Consent Solicitation to Participants, each dated                     , 2012 (the “Consent Solicitations”).

To inform Empire State Realty OP, L.P. that withholding of tax is not required upon the consummation of the transactions contemplated in the Consent Solicitations, the undersigned hereby certifies the following:

1.	My name is .

2.	I am not a nonresident alien for purposes of U.S. federal income taxation;

3.	My U.S. taxpayer identifying number (Social Security number) is ; and

4.	My home address is .

I understand that this certificate may be disclosed to the Internal Revenue Service by Empire State Realty OP, L.P. and that any false statement I have made here could be punished by fine, imprisonment or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete.

Date:

Signature(s) of Participant	Signature(s) of Participant

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CERTIFICATION OF NON-FOREIGN STATUS (NON-INDIVIDUAL ENTITY PARTICIPANT)

Reference is made to the Prospectus/Consent Solicitation Statement and the related Supplement and Notice of Consent Solicitation to Participants, each dated                     , 2012 (the “Consent Solicitations”).

To inform Empire State Realty OP, L.P. that withholding of tax is not required upon the consummation of the transactions contemplated in the Consent Solicitations, the undersigned hereby certifies the following on behalf of the Participant:

1.	The name of the Participant is: .

2.	The Participant is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Treasury Regulations);

3.	The Participant is not a disregarded entity as defined in Treasury Regulation §1.1445-2(b)(2)(iii);

4.	The Participant’s U.S. employer identification number is ; and

5.	The Participant’s office address is: .

The Participant understands that this certification may be disclosed to the Internal Revenue Service by Empire State Realty OP, L.P. and that any false statement contained herein could be punished by fine, imprisonment or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Participant.

Date:

Signature(s) of Authorized Signatory	Signature(s) of Authorized Signatory

Title	Title

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INTERNAL REVENUE SERVICE FORM W-9 AND W-8

If you are a “U.S. person” for U.S. federal income tax purposes, please complete, sign and date the attached Internal Revenue Service Form W-9 “Request for Taxpayer Identification Number and Certification” in accordance with the instructions accompanying such form (also attached) and include it with your consent form. If you are not a “U.S. person” for U.S. federal income tax purposes, you are generally required to complete an Internal Revenue Service Form W-8BEN “Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding” (the “W-8BEN”) or a different Form W-8, depending on your individual circumstances. If you are required to complete a W-8BEN or an alternate form, please complete, sign and date the appropriate form and include it with your consent form. Forms W-8BEN and alternate forms can be found online at www.irs.gov.

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NON-U.S. PERSONS SHALL COMPLETE THE APPLICABLE IRS FORM W-8. THIS FORM MUST BE COMPLETED BY ALL U.S. PERSONS PARTICIPATING IN THE CONSOLIDATION. FAILURE TO COMPLETE AND RETURN THIS FORM (OR FOR NON-U.S. PERSONS, THE APPLICABLE IRS FORM W-8) MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE CONSOLIDATION. ADDITIONAL INSTRUCTIONS ARE AVAILABLE ONLINE AT http://www.irs.gov/pub/irs-pdf/fw9.pdf.

TAXPAYER’S NAME:

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification No.	Part I Taxpayer Identification No.—For All Accounts

Enter your taxpayer identification number in the appropriate box. For most individuals and sole proprietors, this is your social security number. For other entities, it is your employer identification number. If you do not have a number, see “How to Get a TIN” in the online instructions, available at:

http://www.irs.gov/pub/irs-pdf/fw9.pdf.

Note: If the account is in more than one name, see the chart in the online instructions to determine what number to enter.

	_____________________ Social Security Number OR _____________________ Employer Identification Number	Part II—For Payees Exempt From Backup Withholding, see the additional instructions available online at http://www.irs.gov/ pub/irs-pdf/fw9.pdf.

Check appropriate box:

☐ Individual/Sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/Estate ☐ Limited liability company.

Enter tax classification (D = disregarded entity, C = corporation, P = partnership) V                      ☐ Other (specify)

☐ Exempt from Backup Withholding

Part III Certification—Under penalties of perjury, I certify that:

(1)	The number shown on this form is my correct taxpayer identification number or I am waiting for a number to be issued to me;
(2)	I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3)	I am a U.S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of the documents accompanying this form other than the certifications required to avoid backup withholding.

SIGNATURE                                                             DATE                                              , 2012

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REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of                     , 2012, is made and entered into by and between Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), and certain persons listed on Schedule 1 hereto.

RECITALS

WHEREAS, in connection with the initial public offering (the “IPO”) of shares of the Company’s Class A common stock, $0.01 par value per share (the “Class A Common Stock”), the Company and Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”), have entered into certain agreements pursuant to which they will engage in certain formation transactions (the “Formation Transactions”), pursuant to which holders of interests (or certain related parties) (collectively, the “Existing Holders”) in the entities participating in the Formation Transactions (the “Existing Entities”) will receive, in exchange for their respective interests in the Existing Entities, directly or indirectly through distributions of such securities by the Existing Entities, (i) units representing limited partnership interests (the “OP Units”) of the Operating Partnership, redeemable, under certain circumstances, into shares of Class A Common Stock on a one-for-one basis (the “Contributor OP Interests”); (ii) shares of Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”) of the Company, convertible, under certain circumstances, into shares of Class A Common Stock on a one-for-one basis (the “Contributor REIT Interests” and, together with the Contributor OP Interests, the “Contributor Interests”); (iii) shares of Class A Common Stock (the “Initial Contributor Shares”); and/or (iv) cash;

WHEREAS, the Company plans to grant at the closing of the IPO (i) shares of restricted Class A Common Stock (“Restricted Shares”) pursuant to Restricted Stock Agreements (the “Restricted Stock Agreements”) between the Company and certain members of its senior management team and independent directors (the “Restricted Share Recipients”) as an award under the Company’s 2012 Equity Incentive Plan (the “Equity Plan”); and/or (ii) LTIP Units (“Management LTIP Units”) pursuant to LTIP Award Agreements (the “LTIP Award Agreements”) between the Company and certain members of its senior management team and independent directors (the “LTIP Recipients”) as an award under the Equity Plan;

WHEREAS, the Company may, from time to time, grant to members of its senior management team and its independent directors additional awards under the Equity Plan consisting of, or based upon, shares of Class A Common Stock (the “Additional Plan Shares”); and

WHEREAS, the Company desires to enter into this Agreement with the Holders (as defined below) in order to grant the Holders the registration rights contained herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

“1% Holder” shall mean (i) the Helmsley Trust and (ii) the Malkin Group.

“1% Holder Piggy-Back Registration” shall have the meaning set forth in Section 2.3 of this Agreement.

“Additional Plan Shares” shall have the meaning set forth in the Recitals hereof.

“Agreement” shall mean this Registration Rights Agreement as originally executed and as amended, supplemented or restated from time to time.

“Board” shall mean the Board of Directors of the Company.

“Business Day” shall mean any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are directed or permitted to be closed.

“Class A Common Stock” shall have the meaning set forth in the Recitals hereof.

“Class B Common Stock” shall have the meaning set forth in the Recitals hereof.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning set forth in the introductory paragraph hereof.

“Company Piggy-Back Registration” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Contributor Interests” shall have the meaning set forth in the Recitals hereof.

“Contributor OP Interests” shall have the meaning set forth in the Recitals hereof.

“Contributor REIT Interests” shall have the meaning set forth in the Recitals hereof.

“Contributor Shares” shall mean the Initial Contributor Shares and the shares of Class A Common Stock that may be acquired by the Holders in connection with the exercise by such Holders of the exchange or conversion rights associated with the Contributor Interests.

“Controlling Person” shall have the meaning set forth in Section 5(a) of this Agreement.

“Convertible Class B Common Stock” shall mean shares of Class B Common Stock that may be automatically converted to shares of Class A Common Stock pursuant to Section 6.3.7 of the Articles of Amendment and Restatement of the Company.

“Demand Holder” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Demand Period” shall mean the period commencing on the date that is six (6) months after the closing of the IPO and ending on the Resale Shelf Effective Date.

“Demand Registration” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Demand Registration Notice” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Demand Registration Statement” shall have the meaning set forth in Section 2.2(a) of this Agreement.

“Depositary” shall mean The Depository Trust Company, or any other depositary appointed by the Company, provided, however, that such depositary must have an address in the Borough of Manhattan, in the City of New York.

“End of Suspension Notice” shall have the meaning set forth in Section 3(a) of this Agreement.

“Equity Plan” shall have the meaning set forth in the Recitals hereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended (or any corresponding provision of succeeding law) and the rules and regulations thereunder.

“Exchangeable OP Units” shall mean OP Units that may be redeemable for cash or, at the Company’s option, exchangeable for shares of Class A Common Stock pursuant to Section 8.06 of the Amended and Restated Agreement of Limited Partnership of the Operating Partnership.

“Existing Entities” shall have the meaning set forth in the Recitals hereof.

“Existing Holders” shall have the meaning set forth in the Recitals hereof.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“Helmsley Trust” means the Estate of Leona M. Helmsley, The Leona M. and Harry B. Helmsley Charitable Trust and their respective affiliates, assigns and transferees.

“Holders” shall mean (i) the Existing Holders, the LTIP Recipients and the Restricted Share Recipients as holders of Registrable Securities and (ii) any direct or indirect transferee (to the extent permitted under the Articles of Amendment and Restatement of the Company, the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, the Restricted Award Agreements, or the LTIP Award Agreements, as applicable) of such Registrable Securities from an Existing Holder, an LTIP Recipient or a Restricted Share Recipient, as the case may be, provided, that such transferee agrees in writing to be bound by all the provisions hereof. For purposes of this Agreement, the Company may deem and treat the registered holder of a Registrable Security as the Holder and absolute owner thereof, unless notified to the contrary in writing by the registered Holder thereof.

“Initial Contributor Shares” shall have the meaning set forth in the Recitals hereof.

“IPO” shall have the meaning set forth in the Recitals hereof.

“Issuer Shelf Effective Date” shall have the meaning set forth in Section 2.1(b)(iii) of this Agreement.

“Issuer Shelf Registration Statement” shall have the meaning set forth in Section 2.1(b)(i) of this Agreement.

“Liabilities” shall have the meaning set forth in Section 5(a)(i) of this Agreement.

“LTIP Award Agreements” shall have the meaning set forth in the Recitals hereof.

“LTIP Recipients” shall have the meaning set forth in the Recitals hereof.

“LTIP Units” shall mean OP Units issued by the Operating Partnership classified as LTIP Units.

“Malkin Group” shall mean all of the following, as a group: Anthony E. Malkin, Peter L. Malkin and each of their lineal descendents (including spouses of such descendents), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing.

“Market Value” shall mean, with respect to the Class A Common Stock, the average of the daily market price for the ten (10) consecutive trading days immediately preceding the date of a written request for an Underwritten Offering pursuant to Section 2.1(c) hereto or for registration pursuant to Section 2.2(a) hereto. The market price for each such trading day shall be: (i) if the Class A Common Stock is listed or admitted to trading on any securities exchange, the closing price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day, in either case as reported in the principal consolidated transaction reporting system, (ii) if the Class A Common Stock is not listed or admitted to trading on any securities exchange, the last reported sale price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the Company, or (iii) if the Class A Common Stock is not listed or admitted to trading on any securities exchange and no such last reported sale price or closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the Company, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than ten (10) days prior to the date in question) for which prices have been so reported; provided that if there are no bid and asked prices reported during the ten (10) days prior to the date in question, the Market Value of the Class A Common Stock shall be determined by the Board acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.

“Management LTIP Units” shall have the meaning set forth in the Recitals hereof.

“Management Shares” shall mean the Class A Common Stock that may be acquired by the LTIP Recipients in connection with the exercise by such LTIP Recipients of the exchange rights associated with the Management LTIP Units.

“Non-requesting Holders” shall have the meaning set forth in Section 2.3 of this Agreement.

“Notice and Questionnaire” shall mean a written notice, substantially in the form attached as Exhibit A, delivered by a Holder to the Company (i) notifying the Company of such Holder’s desire to include Registrable Securities held by it in a Resale Shelf Registration Statement, (ii) containing all information about such Holder required to be included in such Resale Shelf Registration Statement in accordance with applicable law, including Item 507 of Regulation S-K promulgated under the Securities Act, as amended from time to time, or any similar successor rule thereto, and (iii) pursuant to which such Holder agrees to be bound by the terms and conditions hereof.

“Operating Partnership” shall have the meaning set forth in the Recitals hereof.

“OP Units” shall have the meaning set forth in the Recitals hereof.

“Person” shall mean any individual, partnership, corporation, limited liability company, joint venture, association, estate, trust, unincorporated organization or other governmental or legal entity.

“Public Existing Entities” shall mean Empire State Building Associates L.L.C., a New York limited liability company, 60 East 42nd St. Associates L.L.C., a New York limited liability company and 250 West 57th St. Associates L.L.C., a New York limited liability company.

“Primary Shares” shall have the meaning set forth in Section 2.1(b)(i) of this Agreement.

“Recommended Offering Size” shall have the meaning set forth in Section 2.4 of this Agreement.

“Registrable Securities” shall mean at any time (i) the Contributor Shares, (ii) the Management Shares, (iii) the Restricted Shares and (iv) the Additional Plan Shares, each upon original issuance thereof and at all times subsequent thereto, including upon the transfer thereof by the original Holders or any subsequent Holders and any securities issued in respect of such securities by reason of or in connection with any exchange for or replacement of such securities or any stock dividend, stock distribution, stock split, purchase in any rights offering or in connection with any combination of shares, recapitalization, merger or consolidation, or any other equity securities issued pursuant to any other pro rata distribution with respect to the Class A Common Stock, until, as to any particular Registrable Security, the earliest time as one of the following shall have occurred: (i) a Registration Statement covering such securities has been declared effective by the Commission and all such shares have been disposed of pursuant to such effective Registration Statement; (ii) except in the case of Registrable Securities issued to the Helmsley Trust pursuant to an effective Registration Statement on Form S-4, such securities (other than Restricted Securities) were issued pursuant to an effective Registration Statement, (iii) such Registrable Securities have been publicly sold under Rule 144 under the Securities Act, (iv) with respect to Holders that individually hold less than 1% of the Registrable Securities originally issued in connection with the Formation Transactions, such Registrable Securities may be sold in one transaction pursuant to Rule 144; or (v) such securities have been otherwise transferred in a transaction that constitutes a sale thereof under the Securities Act and such shares subsequently may be resold or otherwise transferred by such transferee without registration under the Securities Act.

“Registration Statement” means any registration statement filed by the Company with the Commission in compliance with the Securities Act (including any Shelf Registration Statement or Demand Registration Statement) for a public offering and sale of the Class A Common Stock or other securities of the Company, including the prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all materials incorporated by reference or deemed to be incorporated by reference in such registration statement (other than a registration statement (i) on Form S-4 (including the registration statement on Form S-4 filed with the Commission in connection with the Formation Transactions) or Form S-8 or any successor form to Form S-4 or Form S-8 or in connection with any employee or director welfare, benefit or compensation plan, (ii) covering only securities proposed to be issued in exchange for securities or assets of another entity, (iii) in connection with an exchange offer or an offering of securities exclusively to existing security holders of the Company or its subsidiaries, (iv) relating to a transaction pursuant to Rule 145 of the Securities Act, (v) for an offering of debt, or (vi) for a dividend reinvestment plan).

“Requesting Holder” shall have the meaning set forth in Section 2.1(c) of this Agreement.

“Resale Shelf Effective Date” shall have the meaning set forth in Section 2.1(a) of this Agreement.

“Resale Shelf Registration Statement” shall have the meaning set forth in Section 2.1(a) of this Agreement.

“Restricted Securities” means shares of Class A Common Stock issued under an Issuer Shelf Registration Statement which if sold by the holder thereof would constitute “restricted securities” as defined under Rule 144 under the Securities Act.

“Restricted Shares” shall have the meaning set forth in the Recitals hereof.

“Restricted Share Recipients” shall have the meaning set forth in the Recitals hereof.

“Restricted Stock Agreements” shall have the meaning set forth in the Recitals hereof.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Selling Holder” shall mean a Holder who is selling Registrable Securities pursuant to a Registration Statement pursuant to the terms hereof.

“Selling Holders’ Counsel” shall mean the respective counsel for each 1% Holder holding Registrable Securities included in a Registration Statement.

“Shelf Effectiveness Period” shall have the meaning set forth in Section 2.1(e) of this Agreement.

“Shelf Registration Statement” shall mean a Resale Shelf Registration Statement and/or an Issuer Shelf Registration Statement.

“Suspension Event” shall have the meaning set forth in Section 3(a) of this Agreement.

“Suspension Notice” shall have the meaning set forth in Section 3(a) of this Agreement.

“Underwritten Offering” shall mean a sale of securities of the Company to an Underwriter or Underwriters for reoffering to the public.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

Section 2. Registrations.

2.1 Shelf Registration.

(a) Resale Shelf Registration. Subject to Section 3 hereto, the Company agrees to use commercially reasonable efforts to file with the Commission not later than 12 months from the beginning of the first full calendar month following the closing of the IPO with the Commission a “shelf” registration statement on Form S-3 (or, if the Company is not eligible to use Form S-3, on Form S-11 or any similar or successor form) with respect to the resale of the Registrable Securities by the Holders thereof (a “Resale Shelf Registration Statement”) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. The Company shall use its commercially reasonable efforts to cause such Resale Shelf Registration Statement to be declared effective by the Commission within 120 days following the date of filing thereof (the “Resale Shelf Effective Date”). The Resale Shelf Registration Statement shall be on an appropriate form and the registration statement and any form of prospectus included therein (or prospectus supplement relating thereto) shall reflect the plan of distribution or method of sale as the Holders may from time to time notify the Company.

At the time the Resale Shelf Registration Statement is declared effective, each Holder that has delivered a duly completed and executed Notice and Questionnaire to the Company on or prior to the date ten (10) Business Days prior to such time of effectiveness shall be named as a selling securityholder in the Resale Shelf Registration Statement and the related prospectus in such a manner as to permit such Holder to deliver such prospectus to purchasers of Registrable Securities in accordance with applicable law. If required by applicable law, subject to the terms and conditions hereof, after effectiveness of the Resale Shelf Registration Statement, the Company shall file a supplement to such prospectus or amendment to the Resale Shelf Registration Statement not less than once a calendar quarter as necessary to name as selling securityholders therein any Holders that provide to the Company a duly completed and executed Notice and Questionnaire and shall use reasonable efforts to cause any post-effective amendment to such Resale Shelf Registration Statement filed for such purpose to be declared effective by the Commission as promptly as reasonably practicable after the filing thereof.

(b) Issuer Shelf Registration.

(i) The Company may, at its option, satisfy its obligation to prepare and file a Resale Shelf Registration Statement pursuant to Section 2.1(a) solely with respect to shares of Class A Common Stock issuable upon exchange of Exchangeable OP Units and/or conversion of Convertible Class B Common Stock by preparing and filing with the Commission not later than 12 months from the beginning of the first full calendar month following the closing of the IPO one or more “shelf” registration statements on Form S-3 (or, if the Company is not eligible to use Form S-3, on Form S-11 or any similar or successor form) (an “Issuer Shelf Registration Statement”) providing for (i) the issuance by the Company, from time to time, to the Holders of such Exchangeable OP Units and/or Convertible Class B Common Stock upon redemption or conversion thereof, of shares of Class A Common Stock registered under the Securities Act (the “Primary Shares”); and (ii) to the extent such Primary Shares constitute Restricted Securities, the registered resale thereof by their Holders from time to time in accordance with the methods of distribution elected by the Holders and set forth therein (but except as provided in Section 2.1(c) below, not an Underwritten Offering).

(ii) Notwithstanding Section 2.1(b)(i), the Company agrees to use commercially reasonable efforts to file with the Commission not later than 12 months from the beginning of the first full calendar month following the closing of the IPO with the Commission an Issuer Shelf Registration Statement with respect to the shares of Class A Common Stock issuable upon exchange of Exchangeable OP Units and Convertible Class B Common Stock issued to the Existing Holders in the Public Existing Entities.

(iii) The Company shall use its commercially reasonable efforts to cause any Issuer Shelf Registration Statement to be declared effective by the Commission within 120 days following the date of filing thereof (the “Issuer Shelf Effective Date”).

(c) Underwritten Registered Resales. Any offering by a 1% Holder under a Shelf Registration Statement shall be underwritten at the written request of such 1% Holder (such holder the “Requesting Holder”), provided, that: (i) the Registrable Securities requested to be registered in such Underwritten Offering shall have a Market Value of at least $150,000,000 on the date of such request, except that the fourth Underwritten Offering requested by the Helmsley Trust under this Section 2.1(c) shall have a Market Value of at least $100,000,000 on the date of such request; (ii) the Company shall not be obligated to effect more than two (2) Underwritten Offerings during any 12-month period following the Resale Shelf Effective Date; (iii) no 1% Holder shall have the ability to effect more than four (4) Underwritten Offerings under this Section 2.1(c); and (iv) the Company shall not be obligated to effect, or take any action to effect, an Underwritten Offering (a) within 90 days following the last date on which an Underwritten Offering was effected pursuant to this Section 2.1(c) or Section 2.2(a); or (b) during any lock-up period required by the Underwriters in any prior Underwritten Offering conducted by the Company on its own behalf or on behalf of selling stockholders. Any request for an Underwritten Offering hereunder shall be made to the Company in accordance with the notice provisions set forth in Section 8(f) hereto.

(d) Underwriters. The Requesting Holder shall select the book-running managing Underwriter in connection with any Underwritten Offering pursuant to Section 2.1(c); provided, that such managing Underwriter must be reasonably satisfactory to the Company. The Requesting Holder may select any additional investment banks and managers to be used in connection with the Underwritten Offering; provided, that such additional investment bankers and managers must be reasonably satisfactory to the Company.

(e) Shelf Registration Effectiveness. Subject to Sections 2.1(f) and 3 hereof, the Company shall use commercially reasonable efforts to keep any Shelf Registration Statement continuously effective for the period (the “Shelf Effectiveness Period”) beginning on the date on which a Shelf Registration Statement is declared effective and ending on the date that all of the Registrable Securities registered under a Shelf Registration Statement cease to be Registrable Securities. During the period that a Shelf Registration Statement is effective, the Company shall supplement or make amendments to the Shelf Registration Statement, if required by the Securities Act or if reasonably requested by the Holders (whether or not required by the form on which the securities are being registered), including to reflect any specific plan of distribution or method of sale, and shall use its commercially reasonable efforts to have such supplements and amendments declared effective, if required, as soon as practicable after filing.

(f) Shelf Registration Subsequent Filings. The Company shall prepare and file such additional Registration Statements as necessary and use its commercially reasonable efforts to cause such Registration Statements to be declared effective by the Commission so that a Shelf Registration Statement remains continuously effective, subject to Section 3, with respect to the Registrable Securities as and for the period required under Section 2.1(e), as applicable (such subsequent Registration Statements to constitute a Resale Shelf Registration Statement or an Issuer Shelf Registration Statement, as the case may be, hereunder).

(g) Selling Holders Become Party to Agreement. Each Holder acknowledges that by participating in its registration rights pursuant to this Agreement, such Holder will be deemed a party to this Agreement and will be bound by its terms, notwithstanding such Holder’s failure to deliver a Notice and Questionnaire; provided, that any Holder that has not delivered a duly completed Notice and Questionnaire shall not be entitled to be named as a Selling Holder in, or have the Registrable Securities held by it covered by, a Shelf Registration Statement.

2.2 Underwritten Demand Registration.

(a) Subject to Section 3 hereof, at any time during the Demand Period, any 1% Holder (the “Demand Holder”) may deliver to the Company a written notice (a “Demand Registration Notice”) informing the Company of the Demand Holder’s desire to have their Registrable Securities with a Market Value of at least $150,000,000 registered for sale under the Securities Act in an Underwritten Offering (a “Demand Registration”); provided, that each 1% Holder shall have the right to no more than one (1) Demand Registration during the Demand Period; provided, however, if a Resale Shelf Registration Statement is not declared effective by the Commission on or prior to the Resale Shelf Effective Date, each 1% Holder shall have the right to one additional Demand Registration for each 180-day period following such Resale Shelf Effective Date, during which the Resale Shelf Registration Statement is not declared effective by the Commission. As soon as reasonably practicable following receipt of a Demand Registration Notice, but in no event more than forty-five (45) days following receipt of such notice, the Company shall use its commercially reasonable efforts to prepare and file a registration statement on an appropriate form with respect to such Demand Registration (the “Demand Registration Statement”) and shall use its commercially reasonable efforts to cause such Demand Registration Statement to be declared effective by the Commission within 120 days following the date of filing thereof. Any request for a Demand Registration shall specify the number of Registrable Securities proposed to be sold in the Underwritten Offering and shall be made to the Company in accordance with the notice provisions set forth in Section 8(f) hereto. A Demand Registration effected pursuant to this Section 2.2(a) shall not be taken into account when calculating the number of Underwritten Offerings that have been effected by any 1% Holder for purposes of Section 2.1(c)(iii) of this Agreement.

(b) Underwriters. The Demand Holder shall select the book-running managing Underwriter in connection with any Demand Registration pursuant to Section 2.2(a); provided, that such managing Underwriter must be reasonably satisfactory to the Company. The Demand Holder may select any additional investment banks and managers to be used in connection with the Underwritten Offering; provided, that such additional investment bankers and managers must be reasonably satisfactory to the Company.

2.3 Piggy-Back Rights. If the Company proposes to file a Registration Statement with respect to an Underwritten Offering of Class A Common Stock (i) by the Company for its own account or (ii) on behalf of a 1% Holder or if a 1% Holder requests an Underwritten Offering of its Registrable Securities pursuant to Section 2.1(c), then the Company shall give written notice of such proposed filing or request, as applicable, to all other 1% Holders (the “Non-requesting Holders”) as soon as practicable, and such notice shall offer such Non-requesting Holders the opportunity to register or include, as applicable, such number of shares of Registrable Securities as each such Non-requesting Holder may request (a “1% Holder Piggy-Back Registration”). Each Non-requesting Holder who wishes to participate in such Underwritten Offering shall notify the Company in writing within five (5) Business Days after the receipt by such Non-requesting Holder of the notice from the Company, and shall specify in such notice the number of Registrable Securities to be included in the Underwritten Offering, subject to Section 2.4. Subject to Section 2.4 below, the Company shall be permitted to register such number of shares of Class A Common Stock as it may elect with respect to Underwritten Offerings under Sections 2.1(c) and 2.2(a) (each a “Company Piggy-Back Registration”).

2.4 Reduction of Offering. Notwithstanding anything contained in Section 2.3, if the managing Underwriter(s) of an Underwritten Offering described in Sections 2.1 or 2.2 advise the Company and the 1% Holders in writing that the size of the intended offering is such that the success of the offering would be significantly and adversely affected by (i) inclusion of the Registrable Securities requested to be included by Non-requesting Holders in a 1% Holder Piggy-Back Registration or (ii) the inclusion of Class A Common Stock requested to be included by the Company in a Company Piggy-Back Registration, then: (x) first, to the extent the Company has exercised a Company Piggy-Back Registration, the amount of the Class A Common Stock to be offered for the account of the Company shall be reduced to the extent necessary to reduce the total amount of securities to be included in such Underwritten Offering to the amount recommended by such managing Underwriter(s) (the “Recommended Offering Size”), provided, that the amount of securities to be offered by the Company shall not be reduced to less than $25,000,000 for each such Underwritten Offering; (y) second, to the extent the reduction pursuant to clause (x) is not sufficient to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size, then the amount of Registrable Securities to be offered for the account of the Non-requesting Holders shall be reduced on a pro rata basis (based on the Registrable Securities requested for inclusion therein) to the extent necessary to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size, provided, that if the Helmsley Trust exercises a 1% Holder Piggy-Back Registration in connection with an Underwritten Offering under Section 2.1(c) during the first year following the Resale Shelf Effective Date, then its Registrable Securities included in such Underwritten Offering shall not be reduced before the Registrable Securities of all other 1% Holders, including the Registrable Securities of any Demand Holder or Requesting Holder in such Underwritten Offering, has first been so reduced; and (z) third, to the extent the reduction pursuant to clauses (x) and (y), as applicable, are not sufficient to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size, then the amount of Registrable Securities to be offered for the account of the Requesting Holder or Demand Holder, as applicable, shall be reduced on a pro rata basis (based on the Registrable Securities requested for inclusion therein) to the extent necessary to reduce the total amount of securities to be included in such Underwritten Offering to the Recommended Offering Size.

Section 3. Black-Out Periods.

(a) Notwithstanding the provisions of Sections 2.1(a), 2.1(b), 2.1(c), 2.2(a) or 4, the Company shall be permitted to postpone the filing of the Registration Statement (including any Shelf Registration Statement and Demand Registration Statement), and from time to time to require Holders not to sell under the Registration Statement or to suspend the use or effectiveness thereof, for such times as the Company reasonably may determine is necessary and advisable (but in no event shall the Company be entitled to exercise such right more than two times or for more than an aggregate of 150 days in any rolling 12-month period commencing on the date of this Agreement, except as a result of a refusal by the Commission to declare any post-effective amendment to the Registration Statement effective after the Company has used all commercially reasonable efforts to cause the post-effective amendment to be declared effective by the Commission, in which case, the Company must terminate the black-out period immediately following the effective date of the post-effective amendment), if any of the following events shall occur (each such circumstance a “Suspension Event”): (i) a majority of the Board determines in good faith that (A) the offer or sale of any Registrable Securities would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, corporate reorganization or other material transaction involving the Company, (B) after the advice of counsel, the sale of Registrable Securities pursuant to the Registration Statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law, or (C) (x) the Company has a bona fide business purpose for preserving the confidentiality of such transaction, (y) disclosure would have a material adverse effect on the Company or the Company’s ability to consummate such transaction, or (z) such transaction renders the Company unable to comply with Commission requirements, in each case under circumstances that would make it impractical or inadvisable, based on the advice of counsel, to cause the Registration Statement (or such filings) to become effective or to promptly amend or supplement the Registration Statement on a post effective basis, as applicable; or (ii) a majority of the Board determines in good faith, upon the advice of counsel, that it is in the Company’s best interest or it is required by law, rule or regulation to supplement the Registration Statement or file a post-effective amendment to the Registration Statement in order to ensure that the prospectus included in the Registration Statement (1) contains the information required under Section 10(a)(3) of the Securities Act; (2) discloses any facts or events arising after the effective date of the Registration Statement (or of the most recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth therein; or (3) discloses any material information with respect to the plan of distribution that was not disclosed in the Registration Statement or any material change to such information. Upon the occurrence of any such suspension, the Company shall use its commercially reasonable efforts to cause the Registration Statement to become effective or to promptly amend or supplement the Registration Statement on a post effective basis or to take such action as is necessary to permit resumed use of the Registration Statement or filing thereof as soon as possible.

The Company will provide written notice (a “Suspension Notice”) to the Holders and the Selling Holders’ Counsel, if any, of the occurrence of any Suspension Event. If as a result of a Suspension Event, the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Holder agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until the Holder receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in the written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, each Holder will deliver to the Company (at the expense of the Company) all copies of the prospectus covering the Registrable Securities at the time of receipt of the Suspension Notice, other than permanent file copies in the possession of such Holder’s counsel. The Holders may recommence effecting sales of the Registrable Securities pursuant to the Registration Statement (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the Holders and to the Selling Holders’ Counsel, if any, promptly following the conclusion of any Suspension Event and its effect.

(b) In connection with any Registration Statement utilized by the Company to satisfy its obligations under this Agreement, each Holder agrees to cooperate with the Company in connection with the preparation of the Registration Statement, and each Holder agrees that it will (i) respond within ten (10) Business Days to any written request by the Company to provide or verify information regarding the Holder or the Holder’s Registrable Securities (including the proposed manner of sale) that may be required to be included in such Registration Statement and related prospectus pursuant to the rules and regulations of the Commission, and (ii) provide in a timely manner information regarding the proposed distribution by the Holder of the Registrable Securities and such other information as may be requested by the Company from time to time in connection with the preparation of and for inclusion in the Registration Statement and related prospectus.

(c) If all reports required to be filed by the Company pursuant to the Exchange Act have not been filed by the required date taking into account any permissible extension, upon written notice thereof by the Company to the Holders, the rights of the Holders to offer, sell or distribute any Registrable Securities pursuant to any Registration Statement or to require the Company take action with respect to the registration or sale of any Registrable Securities pursuant to any Registration Statement shall be suspended until the date on which the Company has filed such reports, and the Company shall use commercially reasonable efforts, taking into account the circumstances of the Company at such time, to file the required reports as promptly as commercially practicable, and shall notify the Holders as promptly as practicable when such suspension is no longer required.

(d) Notwithstanding any provision herein to the contrary, if the Company shall give a Suspension Notice with respect to any Registration Statement pursuant to Section 3(a), the Company agrees that it shall extend the period of time during which such Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from the date of receipt by the Holders of the Suspension Notice to and including the date of receipt by the Holders of the End of Suspension Notice and provide copies of the supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event; provided, that, such period of time shall not be extended beyond the date that Class A Common Stock covered by such Registration Statement are no longer Registrable Securities.

Section 4. Registration Procedures.

(a) Subject to Section 3 hereof, in connection with the filing of any Shelf Registration Statement (and, to the extent applicable, any Demand Registration Statement) as provided in this Agreement, the Company shall use commercially reasonable efforts to, as expeditiously as reasonably practicable:

(i) prepare and file with the Commission a Registration Statement with respect to such Registrable Securities, within the relevant time period specified in Sections 2.1(a), 2.1(b)(ii) and/or 2.2(a) hereof, on the appropriate form under the Securities Act, which form (1) shall be selected by the Company, (2) shall be available for the registration and sale of the Registrable Securities by the Selling Holders thereof, (3) shall comply as to form in all material respects with the requirements of the applicable form and include or incorporate by reference all financial statements required by the Commission to be filed therewith or incorporated by reference therein, and (4) shall comply in all respects with the requirements of Regulation S-T under the Securities Act, and otherwise comply with its obligations under Section 2 hereof;

(ii) prepare and file with the Commission such amendments and post-effective amendments to such Registration Statement as may be necessary under applicable law to keep such Registration Statement effective for the applicable period; and cause each prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provision then in force) under the Securities Act and comply with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder applicable to them with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the Selling Holders thereof;

(iii)(1) notify each Holder of Registrable Securities, not later than ten (10) Business Days after filing, that a Registration Statement with respect to the Registrable Securities has been filed and advising such Holder that the distribution of Registrable Securities will be made in accordance with any method or combination of methods legally available by the Selling Holders of any and all Registrable Securities and providing a Notice and Questionnaire for completion by each such Holder desiring to be included as a Selling Holder therein; (2) furnish to each Selling Holder of Registrable Securities and to each Underwriter of an Underwritten Offering of Registrable Securities, if any, without charge, as many copies of each prospectus, including each preliminary prospectus, and any amendment or supplement thereto and such other documents as such Selling Holder or Underwriter may reasonably request, including financial statements and schedules in order to facilitate the public sale or other disposition of the Registrable Securities; and (3) hereby consent to the use of the prospectus or any amendment or supplement thereto by the Selling Holders of Registrable Securities in connection with the offering and sale of the Registrable Securities covered by the prospectus or any amendment or supplement thereto;

(iv) use its commercially reasonable efforts to register or qualify the Registrable Securities by the time the applicable Registration Statement is declared effective by the Commission under all applicable state securities or “blue sky” laws of such jurisdictions as any Selling Holder of Registrable Securities covered by the Registration Statement and each Underwriter of an Underwritten Offering of

Registrable Securities shall reasonably request in writing, and do any and all other acts and things which may be reasonably necessary or advisable to enable each such Selling Holder and Underwriter to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Selling Holder; provided, however, that the Company shall not be required to (1) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(a)(iv), or (2) take any action which would subject it to general service of process or taxation in any such jurisdiction where it is not then so subject;

(v) notify promptly each Selling Holder of Registrable Securities under the Registration Statement and, if requested by such Selling Holder, confirm such advice in writing promptly at the address determined in accordance with Section 8(f) of this Agreement (1) when the Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (2) of any request by the Commission or any state securities authority for post-effective amendments and supplements to the Registration Statement and prospectus or for additional information after the Registration Statement has become effective, (3) of the issuance by the Commission or any state securities authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (4) of the happening of any event or the discovery of any facts during the period the Registration Statement is effective as a result of which the Registration Statement or the related prospectus or any document incorporated by reference therein contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading or, in the case of the prospectus, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (which information shall be accompanied by an instruction to suspend the use of the Registration Statement and the prospectus (such instruction to be provided in the same manner as a Suspension Notice) until the requisite changes have been made, at which time notice of the end of suspension shall be delivered in the same manner as an End of Suspension Notice), (5) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities, for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (6) of the filing of a post-effective amendment to the Registration Statement;

(vi) furnish Selling Holders’ Counsel, if any, copies of any comment letters relating to the Selling Holders received from the Commission or any other request by the Commission or any state securities authority for amendments or supplements to the Registration Statement and prospectus or for additional information relating to the Selling Holders;

(vii) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible moment and to re-qualify the Registrable Securities for resale after any suspension thereof;

(viii) furnish to each Selling Holder of Registrable Securities, and each Underwriter, if any, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto, including financial statements and schedules (without documents incorporated therein by reference and all exhibits thereto, unless requested);

(ix) cooperate with the Selling Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the Selling Holders or the Underwriters, if any, may reasonably request at least three (3) Business Days prior to the closing of any sale of Registrable Securities;

(x) upon the occurrence of any event or the discovery of any facts, as contemplated by Sections 4(a)(v)(2) and 4(a)(v)(4) hereof, as promptly as practicable after the occurrence of such an event, use its commercially reasonable efforts to prepare a supplement or post-effective amendment to the Registration Statement or the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such prospectus will not contain at the time of such delivery any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or will remain so qualified, as applicable. At such time as such public disclosure is otherwise made or the Company determines that such disclosure is not necessary, in each case to correct any misstatement of a material fact or to include any omitted material fact, the Company agrees promptly to notify each Selling Holder of such determination and to furnish each Selling Holder such number of copies of the prospectus as amended or supplemented, as such Selling Holder may reasonably request;

(xi) within a reasonable time prior to the filing of any Registration Statement, any prospectus, any amendment to a Registration Statement or amendment or supplement to a prospectus, provide copies of such document to the Selling Holders’ Counsel, if any, on behalf of such Selling Holder, consider only changes reasonably requested by such Selling Holder’s Counsel and make representatives of the Company as shall be reasonably requested by the Selling Holders of Registrable Securities available for discussion of such document;

(xii) obtain one or more CUSIP numbers for the Registrable Securities not later than the effective date of a Registration Statement, and provide the Company’s transfer agent with printed certificates for the Registrable Securities, in a form eligible for deposit with the Depositary, in each case, to the extent necessary or applicable;

(xiii) enter into agreements (including underwriting agreements) and take all other customary appropriate actions in order to expedite or facilitate the disposition of such Registrable Securities whether or not an underwriting agreement is entered into and whether or not the registration is an Underwritten Offering:

(A) make such representations and warranties to the Selling Holders of such Registrable Securities and the Underwriters, if any, in form, substance and scope as are customarily made by issuers to Underwriters in similar Underwritten Offerings as may be reasonably requested by them;

(B) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to any managing Underwriter(s) and their counsel) addressed to the Underwriters, if any, covering the matters customarily covered in opinions requested in Underwritten Offerings and such other matters as may be reasonably requested by the Underwriter(s);

(C) obtain “comfort” letters and updates thereof from the Company’s independent registered public accounting firm (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements are, or are required to be, included in the Registration Statement) addressed to the Underwriter(s), if any (to the extent consistent with Statement on Auditing Standards No. 72 of the American Institute of Certified Public Accounts), such letters to be in customary form and covering matters of the type customarily covered in “comfort” letters to Underwriters in connection with similar Underwritten Offerings;

(D) enter into a securities sales agreement with the Selling Holders and an agent of the Selling Holders providing for, among other things, the appointment of such agent for the Selling Holders for the purpose of soliciting purchases of Registrable Securities, which agreement shall be in form, substance and scope customary for similar offerings;

(E) if an underwriting agreement is entered into, cause the same to set forth indemnification provisions and procedures substantially equivalent to the indemnification provisions and procedures set forth in Section 5 hereof with respect to the Underwriters and all other parties to be indemnified pursuant to said Section or, at the request of any Underwriters, in the form customarily provided to such Underwriters in similar types of transactions; and

(F) deliver such documents and certificates as may be reasonably requested and as are customarily delivered in similar offerings to the Selling Holders of a majority in principal amount of the Registrable Securities being sold and the managing Underwriters, if any;

(xiv) make available for inspection by any Underwriter participating in any disposition pursuant to a Registration Statement, Selling Holders’ Counsel and any accountant retained by a majority in principal amount of the Registrable Securities being sold, all financial and other records, pertinent corporate documents and properties or assets of the Company reasonably requested by any such persons, and cause the respective officers, directors and any other agents of the Company to supply all information reasonably requested by any such representative, Underwriter, counsel or accountant in connection with a Registration Statement, and make such representatives of the Company available for discussion of such documents as shall be reasonably requested by the Selling Holders’ Counsel; provided, however, that the Selling Holders’ Counsel, if any, and the representatives of any Underwriters will use commercially reasonable efforts, to the extent reasonably practicable, to coordinate the foregoing inspection and information gathering and to not materially disrupt the Company’s business operations;

(xv) a reasonable time prior to filing any Registration Statement, any prospectus forming a part thereof, any amendment to such Registration Statement, or amendment or supplement to such prospectus, provide copies of such document to the Underwriter(s) of an Underwritten Offering of Registrable Securities; within five (5) Business Days after the filing of any Registration Statement, provide copies of such Registration Statement to Selling Holders’ Counsel; make such changes in any of the foregoing documents prior to the filing thereof, or in the case of changes received from Selling Holders’ Counsel by filing an amendment or supplement thereto, as the Underwriter or Underwriters, or in the case of changes received from Selling Holders’ Counsel relating to the Selling Holders or the plan of distribution of Registrable Securities, as Selling Holders’ Counsel, reasonably requests; not file any such document in a form to which any Underwriter shall not have previously been advised and furnished a copy of or to which any Underwriter shall reasonably object; reasonably consider the Selling Holders’ Counsel’s comments, if any, in preparing the Registration Statement; not include in any amendment or supplement to such documents any information about the Selling Holders or any change to the plan of distribution of Registrable Securities that would limit the method of distribution of the Registrable Securities unless Selling Holders’ Counsel has been advised in advance and has approved such information or change; and make the representatives of the Company available for discussion of such document as shall be reasonably requested by the Selling Holders’ Counsel, if any, on behalf of such Selling Holder, Selling Holders’ Counsel or any Underwriter;

(xvi) cause senior representatives of the Company to participate in any “road show” or “road shows” reasonably requested by any Underwriter;

(xvii) furnish to each Underwriter, if any, a signed counterpart, addressed to such Selling Holder or Underwriter, of (i) an opinion or opinions of counsel to the Company and (ii) if eligible under Statement on Auditing Standards No. 72 of the American Institute of Certified Public Accounts, a comfort letter or comfort letters from the Company’s independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as the managing Underwriter or Underwriters therefor reasonably requests;

(xviii) use its commercially reasonable efforts to cause all Registrable Securities to be listed on any national securities exchange;

(xix) otherwise comply with all applicable rules and regulations of the Commission and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and

(xx) cooperate and assist in any filings required to be made with the FINRA and in the performance of any due diligence investigation by any Underwriter and its counsel (including any “qualified independent Underwriter” that is required to be retained in accordance with the rules and regulations of the FINRA).

The Company may (as a condition to a Holder’s participation in a Registration) require each Holder of Registrable Securities to furnish to the Company such information regarding the Holders and the proposed distribution by such Holder of such Registrable Securities as the Company may from time to time reasonably request in writing.

Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event or the discovery of any facts of the type described in Section 4(a)(v) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement relating to such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4(a)(x) hereof, or until such Holder is advised in writing by the Company that the use of the Registration Statement may be resumed, and, if so directed by the Company, such Holder will deliver to the Company (at the Company’s expense) all copies in such Holder’s possession, other than permanent file copies then in such Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

Section 5. Indemnification.

(a) Indemnification by the Company. The Company agrees to indemnify and hold harmless each Holder, and the respective officers, directors, partners, trustees, executors, employees, representatives and agents of any such Person, and each Person (a “Controlling Person”), if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act) any of the foregoing Persons, as follows:

(i) against any and all loss, liability, claim, damage, judgment, actions, other liabilities and expense whatsoever (the “Liabilities”), as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment or supplement thereto) pursuant to which Registrable Securities were registered under the Securities Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact contained in any prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom at such date of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all Liabilities, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided, that (subject to Section 5(d) below) any such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever, as incurred (including the fees at standard non-premium rates and disbursements of counsel chosen by any indemnified party), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that this indemnity and hold harmless agreement shall not apply to any Liabilities to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by such Holder expressly for use in a

Registration Statement (or any amendment thereto) or any prospectus (or any amendment or supplement thereto). Such indemnity and hold harmless agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Holders or any such Controlling Person and shall survive the transfer of such securities by the Holders.

(b) Indemnification by the Holders. Each Holder severally (based on the number of its Registrable Securities registered pursuant to this Agreement), but not jointly, agrees to indemnify and hold harmless the Company and the other selling Holders, and each of their respective officers, directors, partners, employees, trustees, executors, representatives and agents, and each of their respective Controlling Persons, against any and all Liabilities described in the indemnity contained in Section 5(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto) or any prospectus included therein (or any amendment or supplement thereto) in reliance upon and in conformity with written information with respect to such Holder furnished to the Company by such Holder expressly for use in the Registration Statement (or any amendment thereto) or such prospectus (or any amendment or supplement thereto); provided, however, that no such Holder shall be liable for any claims hereunder in excess of the amount of net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

(c) Notices of Claims, etc. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure so to notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity and hold harmless agreement. An indemnifying party may participate at its own expense in the defense of such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying party or parties be liable for the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. Subject to Section 5(d) below, no indemnifying party shall be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, but if settled with such consent, or if there be a final judgment for the plaintiff, the indemnifying party shall indemnify and hold harmless such indemnified parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whosoever in respect of which indemnification or contribution could be sought under this Section 5 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Indemnification Payments. If at any time an indemnified party shall have requested an indemnifying party consent to any settlement of the nature contemplated by Sections 5(a)(ii) or 5(c), such indemnifying party agrees that it shall be liable for such settlement, including any such related fees and expenses of counsel, effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request; (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into; and (iii) such indemnifying party shall not have responded to such indemnified party in accordance with such request prior to the date of such settlement.

(e) Contribution. If the indemnification provided for in this Section 5 is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any Liabilities referred to therein, then each indemnifying party shall contribute to the aggregate amount of such Liabilities incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Holders on the other hand in connection with the statements or omissions which resulted in such Liabilities, as well as any other relevant equitable considerations; provided, however, that no Holder shall be liable for any claims hereunder in excess of the amount of net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

The relative fault of the Company on the one hand and the Holders on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Holders and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 5 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 5. The aggregate amount of Liabilities incurred by an indemnified party and referred to above in this Section 5 shall be deemed to include any such legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Section 6. Market Stand-Off Agreement. Each Holder hereby agrees that it shall not, directly or indirectly sell, offer to sell (including without limitation any short sale), pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any Registrable Securities or other Class A Common Stock or any securities convertible into or exchangeable or exercisable for Class A Common Stock then owned by such Holder (other than to permitted transferees of the Holders who agree to be similarly bound) for up to 90 days following the date of an underwriting agreement with respect to an underwritten public offering of the Company’s securities as requested by the managing underwriter of such Underwritten Offering; provided, however, that:

(a) the restrictions above shall not apply to Registrable Securities sold on the Holders’ behalf to the public in an Underwritten Offering pursuant to a Registration Statement;

(b) all officers and directors of the Company then holding Class A Common Stock or securities convertible into or exchangeable or exercisable for Class A Common Stock enter into similar agreements for not less than the entire time period required of the Holders hereunder; and

(c) the Holders shall be allowed any concession or proportionate release allowed to any (i) officer, (ii) director, (iii) other holder of the Company’s Class A Common Stock that entered into similar agreements (with such proportion being determined by dividing the number of shares being released with respect to such officer, director or other holder of the Company’s Class A Common Stock by the total number of issued and outstanding shares held by such officer, director or holder).

In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the securities subject to this Section 6 and to impose stop transfer instructions with respect to the Registrable Securities and such other securities of each Holder (and the securities of every other Person subject to the foregoing restriction) or to assign a different CUSIP number therefor until the end of such period.

Section 7. Termination; Survival. The rights of each Holder under this Agreement shall terminate upon the date that such Holder ceases to hold any Registrable Securities and with respect to the Company upon the end of the Shelf Effectiveness Period with respect to any Shelf Registration Statement. Notwithstanding the foregoing, the obligations of the parties under Sections 5 and 8 of this Agreement shall remain in full force and effect following such time.

Section 8. Miscellaneous.

(a) Registration Expenses. The Company shall pay all expenses incident to the performance by the Company of its registration obligations under Section 2 above, including, without limitation, (i) all expenses incurred in connection with the preparation, printing and distribution of any Registration Statement and prospectus and all amendments and supplements thereto, (ii) all stock exchange, Commission and state securities registration, listing and filing fees, (iii) all fees and expenses of complying with securities or “blue sky” laws, (iv) all FINRA fees, (v) fees and disbursements of counsel for the Company and fees and expenses for the independent certified public accountants retained by the Company (including the expenses or costs associated with the delivery of any opinions or comfort letters), (vi) all internal expenses of the Company (including, without limitation, all salaries and expenses of its officers performing legal or accounting duties); and (vii) the fees and expenses of any person, including special experts, retained by the Company in connection with the preparation of any Registration Statement. Except as required in this Section 8, the Company shall have no obligation to pay (i) any fees, discounts or commissions attributable to the sale of Registrable Securities; (ii) any Holder’s out-of-pocket expenses relating to the transactions contemplated by this Agreement, provided, that the Company shall be obligated to pay any 1% Holder’s out-of-pocket expenses (including disbursements of such Selling Holder’s Counsel, accountants and other advisors) up to $25,000 in the aggregate for each Underwritten Offering and each filing of a Resale Shelf Registration Statement and a Demand Registration Statement; or (iii) any transfer taxes relating to the registration for sale of the Registrable Securities.

(b) Covenants Relating To Rule 144. For so long as the Company is subject to the reporting requirements of Section 13 or 15 of the Exchange Act, the Company covenants that it will file the reports required to be filed by it under the Securities Act and Section 13(a) or 15(d) of the Exchange Act and the rules and regulations adopted by the Commission thereunder. If the Company ceases to be so required to file such reports, the Company covenants that it will upon the request of any Holder of Registrable Securities (a) make publicly available such information as is necessary to permit sales pursuant to Rule 144 under the Securities Act, (b) deliver such information to a prospective purchaser as is necessary to permit sales pursuant to Rule 144A under the Securities Act and it will take such further action as any Holder of Registrable Securities may reasonably request, and (c) take such further action that is reasonable in the circumstances, in each case to the extent required from time to time to enable such Holder to sell its Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, (ii) Rule 144A under the Securities Act, as such rule may be amended from time to time, or (iii) any similar rules or regulations hereafter adopted by the Commission. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements (at any time after 90 days after the effective date of the first Registration Statement filed by the Company for an offering of its Class A Common Stock to the general public) and of the Securities Act and the Exchange Act (at any time after it has become subject to the reporting requirements of the Exchange Act), a copy of the most recent annual and quarterly report(s) of the Company, and such other reports, documents or stockholder communications of the Company, and take such further actions consistent with this Section 8(b), as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such Registrable Securities without registration.

(c) Participation in Underwritten Offerings. No Person may participate in any Underwritten Offerings hereunder unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and these registration rights provided for in this Agreement. Except as provided in Sections 2.1(d) and 2.2(b), the Company shall select the managing Underwriter or Underwriters in connection with any Underwritten Offering.

(d) No Inconsistent Agreements. The Company has not entered into and the Company will not after the date of this Agreement enter into any agreement which is inconsistent with the rights granted to the Holders of Registrable Securities pursuant to this Agreement or otherwise conflicts with the provisions of this Agreement. The rights granted to the Holders hereunder do not and will not for the term of this Agreement in any way conflict with the rights granted to the holders of the Company’s other issued and outstanding securities under any such agreements.

(e) Amendments and Waivers. The provisions of this Agreement may be amended or waived at any time only by the written agreement of the Company and the Holders of a majority of the Registrable Securities; provided, however, that the provisions of this Agreement may not be amended or waived without the consent of each Holder of Registrable Securities adversely affected by such amendment or waiver if such amendment or waiver adversely affects a portion of the Registrable Securities but does not so adversely affect all of the Registrable Securities; provided, further, that the provisions of the preceding provision may not be amended or waived except in accordance with this sentence. Any waiver, permit, consent or approval of any kind or character on the part of any such Holder of any provision or condition of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in writing. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder of Registrable Securities and the Company.

(f) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, facsimile or any courier guaranteeing overnight delivery.

If to the Company, to:

Empire State Realty Trust, Inc.

One Grand Central Place

60 E. 42nd Street

New York, New York 10165

Attention: Thomas N. Keltner, Jr.

Fax No.: [—]

Clifford Chance US LLP

31 West 52nd Street

60 E. 42nd Street

New York, New York 10019

Attention: Larry P. Medvinsky

Fax No.: 212-878-8375

If to the Holder:

To the address indicated for such Holder in Schedule 1 hereto

If to a transferee Holder, to the address of such Holder set forth in the transfer documentation provided to the Company.

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; two (2) Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged, if sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) and on the next Business Day if timely delivered to an air courier guaranteeing overnight delivery.

(g) Successor and Assigns. This Agreement and the rights, duties and obligations of the Holders hereunder may be freely assigned or delegated by such Holder in conjunction with and to the extent of any transfer of Registrable Securities held by any such Holder. This Agreement and the provisions hereof shall inure to the benefit of and be binding upon all of the parties hereto and their respective heirs, executors, personal and legal representatives, successors and permitted assigns, including, without limitation, any successor of the Company by merger, acquisition, reorganization, recapitalization or otherwise; provided, however, that no such transfer or assignment shall be binding upon or obligate the Company to any such assignee unless and until the Company shall have received written notice of such transfer or assignment as herein provided and a written agreement of the assignee to be bound by the provisions of this Agreement. This Agreement is not intended to confer any rights or benefits on any Persons that are not party hereto other than as expressly set forth in Section 5 and this Section 8(g).

(h) Specific Enforcement. Without limiting the remedies available to the Holders, the Company acknowledges that any failure by the Company to comply with its obligations under Section 2 hereof may result in material irreparable injury to the Holders for which there is no adequate remedy at law, that it would not be possible to measure damages for such injuries precisely and that, in the event of any such failure, a Holder may obtain such relief as may be required to specifically enforce the Company’s obligations under Section 2 hereof.

(i) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(j) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(k) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES.

(l) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

EMPIRE STATE REALTY TRUST, INC. a Maryland corporation

By:
Name:
Title:

HOLDERS:
By:

Schedule 1

HOLDERS

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The company’s charter contains such a provision and eliminates the liability of the company’s directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which the company’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation or in any proceeding charging improper personal benefit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in the corporation’s right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

The company’s charter and bylaws obligate the company, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity or

•

any individual who, while a director or officer of the company and at the company’s request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

The company’s charter and bylaws also permit the company, with the approval of the company’s board of directors, to indemnify and advance expenses to members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of the company’s predecessor in their capacities as such. In addition, the company’s equity incentive plan requires the company to indemnify the company’s directors and members of the company’s compensation committee in connection with the performance of their duties, responsibilities and obligations under the company’s equity incentive plan, to the maximum extent permitted by Maryland law.

Upon completion of the IPO, the company intends to enter into indemnification agreements with each of the company’s directors, executive officers, chairman emeritus, and certain members, managers, shareholders, directors, partners, officers, controlling persons and agents of the company’s predecessor that would provide for indemnification to the maximum extent permitted by Maryland law. In addition, the company’s operating partnership’s partnership agreement provides that the company, as general partner, and the company’s officers and directors are indemnified to the maximum extent permitted by law. Furthermore, following completion of the IPO, the company intends to purchase and maintain insurance on behalf of all of the company’s directors and executive officers against or incurred by them in their official capacities, whether or not the company is required or has the power to indemnify them against the same liability and, pursuant to the indemnification agreements, the company will be required to maintain a comparable “tail” directors’ and officers’ liability insurance policy for six years after each director or executive officer ceases to serve in such capacity.

Neither the company nor the company’s directors and officers are liable to the operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The operating partnership agreement provides for indemnification of the company, its affiliates and each of the company’s respective officers, directors, employees and any persons the company may designate from time to time in its sole and absolute discretion, including present and former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of the supervisor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that the operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the operating partnership agreement.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling the company for liability arising under the Securities Act, the company has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENTS

(a)	1. Financial Statements.

The financial statements indicated on page F-1 are filed as part of the prospectus/consent solicitation, which is a part of this Registration Statement:

Index to Financial Statements and Selected Historical Financial Data

See individual Table of Contents included with each subject LLC’s historical financial statement package

(a)	2. Financial Statement Schedules.

Report of Independent Public Accountants on Schedule.

Schedule III—Real Estate and Accumulated Depreciation

(b)	Exhibits.

The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein.

Exhibit No.	EXHIBIT

1.1*	Form of Underwriting Agreement among Empire State Realty Trust, Inc. and the underwriters named therein

2.1	Contribution Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and Empire State Building Associates L.L.C. (included as Appendix B to the Supplement for Empire State Building Associates L.L.C.)

2.2	Contribution Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and 250 West 57th St. Associates L.L.C. (included as Appendix B to the Supplement for 250 West 57th St. Associates L.L.C.)

2.3	Contribution Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and 60 East 42nd St. Associates L.L.C. (included as Appendix B to the Supplement for 60 East 42nd St. Associates L.L.C.)

3.1**	Form of Articles of Amendment and Restatement of Empire State Realty Trust, Inc.

3.2**	Form of Bylaws of Empire State Realty Trust, Inc.

3.3**	Form of Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P. (to be included as Appendix D to each of the Supplements for Empire State Building Associates L.L.C., 250 West 57th Street Associates L.L.C. and 60 East 42nd Street Associates L.L.C.)

3.4	Form of Registration Rights Agreement among Empire State Realty Trust, Inc. and the persons named therein (included as Appendix E to each of the Supplements for Empire State Building Associates L.L.C., 250 West 57th Street Associates L.L.C. and 60 East 42nd Street Associates L.L.C.)

4.1*	Form of Specimen Common Stock Certificate of Empire State Realty Trust, Inc.

5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)

8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)

10.1*	Empire State Realty Trust, Inc. Equity Incentive Plan

10.2*	Form of Restricted Stock Agreement

10.3*	Form of LTIP Agreement

10.4**	Form of Tax Protection Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and the parties named therein

Exhibit No.	EXHIBIT

10.5*	Form of Indemnification Agreement among Empire State Realty Trust, Inc. and its directors and officers

10.6**	Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain members of the Wien group listed on the signature pages thereto

10.7*	Amended and Restated Contribution Agreement dated July 2, 2012 among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain entities affiliated with the Helmsley estate listed on the signature pages thereto

10.8**	Form of Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the private entities contributing properties in the consolidation

10.9**	Form of Merger Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the predecessor management companies

10.10**	Representation, Warranty and Indemnity Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P., Anthony E. Malkin, Cynthia M. Blumenthal and Scott D. Malkin

10.11*	Employment Agreement between Empire State Realty Trust, Inc. and Anthony E. Malkin

10.12**	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Associates L.L.C.

10.13**	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Company L.L.C.

10.14**	Option Agreement among Empire Realty Trust, L.P. and 1400 Broadway Associates L.L.C.

10.15*	Form of Management Agreement

10.16**	Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.17**	First Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.18**	Second Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.19**	Replacement Promissory Note A-1 among Empire State Land Associates L.L.C. and Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

10.20**	Consolidated, Amended and Restated Fee and Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

21.1*	List of Subsidiaries of Empire State Realty Trust, Inc.

23.1*	Consent of Clifford Chance US LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of Ernst & Young LLP

23.3	Consent of Margolin, Winer & Evens LLP

23.4**	Consent of Rosen Consulting Group

24.1**	Power of Attorney (included on the signature page to the registration statement)

99.1*	Consent of Duff & Phelps, LLC

99.2	Fairness opinion (included as Appendix A to this prospectus/consent solicitation)

Exhibit No.	EXHIBIT

99.3	Appraisal (included as Appendix B to this prospectus/consent solicitation)

99.4**	Partnership Agreement of Empire State Building Associates L.L.C., dated July 11, 1961

99.5**	Consent and Operating Agreement of Empire State Building Associates L.L.C., dated as of September 30, 2001, incorporated by reference to Exhibit 3(c) to Empire State Building Associates L.L.C.’s Form 10-K for the year ended December 31, 2002

99.6**	Agreement among Members of Empire State Building Associates, L.L.C., dated July 1, 2010, incorporated by reference to Exhibit 10(f) to Empire State Building Associates, L.L.C.’s Form 10-K for the fiscal year ended December 31, 2009

99.7**	Amendment Number One to the Limited Liability Company Agreement of Empire State Building Associates L.L.C., dated as of November 30, 2011, by and among Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr., incorporated by reference to Exhibit 3.1 to Empire State Building Associates L.L.C.’s Form 8-K filed December 5, 2011

99.8**	Form of Participating Agreement of Empire State Building Associates L.L.C., dated January 1, 1962

99.9**	Sublease dated December 27, 1961, between Empire State Building Company L.L.C. and Empire State Building Associates L.L.C., incorporated by reference to Exhibit 10.1 to Empire State Building Associates, L.L.C.’s Form 10-K for the fiscal year ended December 31, 2011

99.10**	First Modification of Sublease Agreement dated February 15, 1965, between Empire State Building Company L.L.C. and Empire State Building Associates L.L.C., incorporated by reference to Exhibit 10.2 to Empire State Building Associates, L.L.C.’s Form 10-K for the fiscal year ended December 31, 2011

99.11**	Second Modification of Sublease Agreement dated February 25, 2009, between Empire State Building Company L.L.C. and Empire State Building Associates L.L.C., incorporated by reference to Exhibit 10.3 to Empire State Building Associates, L.L.C.’s Form 10-K for the fiscal year ended December 31, 2011

99.12**	Third Modification of Sublease Agreement dated July 26, 2011, between Empire State Building Company L.L.C. and Empire State Building Associates L.L.C., incorporated by reference to Exhibit 10.4 to Empire State Building Associates L.L.C.’s Form 10-Q for the quarterly period ended September 30, 2011

99.13**	Partnership Agreement of 60 East 42nd St. Associates L.L.C., dated September 25, 1958

99.14**	Consent and Operating Agreement of 60 East 42nd St. Associates L.L.C., dated as of November 28, 2001, incorporated by reference to Exhibit 3.2 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2002

99.15**	Amendment to Operating Agreement of 60 East 42nd St. Associates L.L.C., dated as of July 1, 2010, incorporated by reference to Exhibit 10(g) of 60 East 42nd St. Associates L.L.C.’s Form 10-Q for the quarterly period ended June 30, 2010

99.16**	Amendment to Operating Agreement of 60 East 42nd St. Associates L.L.C., dated as of November 30, 2011, by and among Peter L. Malkin and Anthony E. Malkin, incorporated by reference to Exhibit 3.1 to 60 East 42nd St. Associates L.L.C.’s Form 8-K filed December 5, 2011

99.17**	Form of Participating Agreement of 60 East 42nd St. Associates L.L.C., dated December 1, 1954

99.18**	Modification Agreement dated July 23, 1956, among Lawrence A. Wien, as agent, and others, relating to 60 East 42nd St. Associates L.L.C., incorporated by reference to Exhibit 4.1 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the fiscal year ended December 31, 2011

99.19**	Form of Lease between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., dated October 1, 1958

Exhibit No.	EXHIBIT

99.20**	First Modification of Lease Agreement dated January 1, 1964, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.6 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.21**	Second Modification of Lease Agreement dated January 1, 1977, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.7 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.22**	Third Modification of Lease Agreement dated April 1, 1979, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.8 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.23**	Fourth Modification of Lease Agreement dated April 1, 1981, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.9 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.24**	Fifth Modification of Lease Agreement dated April 1, 1982, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.10 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.25**	Sixth Modification of Lease Agreement dated October 1, 1987, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.11 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.26**	Seventh Modification of Lease Agreement dated March 1, 2000, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.12 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.27**	Eighth Modification of Lease Agreement dated November 23, 2004, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.13 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.28**	Ninth Modification of Lease Agreement dated November 5, 2009, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.14 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.29**	250 West 57th St. Associates L.L.C.’s Joint Venture Agreement, dated May 25, 1953

99.30**	250 West 57th St. Associates L.L.C.’s Consent and Operating Agreement, dated as of November 30, 2001, incorporated by reference to Exhibit 3(d) to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2002

99.31**	Amendment to 250 West 57th St. Associates L.L.C.’s Operating Agreement, dated as of July 1, 2010, incorporated by reference to Exhibit 10(g) 250 West 57th St. Associates L.L.C.’s Form 10-Q for the quarterly period ended June 30, 2010

99.32**	Amendment to 250 West 57th St. Associates L.L.C.’s Operating Agreement, dated as of November 30, 2011, by and among Peter L. Malkin and Anthony E. Malkin, incorporated by reference to Exhibit 3.1 to the 250 West 57th St. Associates L.L.C.’s Form 8-K filed on December 5, 2011

99.33**	Form of Participating Agreement of 250 West 57th St. Associates L.L.C., dated September 30, 1953

99.34**	Lease between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., dated September 30, 1957

99.35**	First Modification Agreement of Lease dated June 12, 1961, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., incorporated by reference to Exhibit 10.2 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

Exhibit No.	EXHIBIT

99.36**	Second Modification Agreement of Lease dated June 10, 1965, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., incorporated by reference to Exhibit 10.3 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.37**	Third Modification Agreement of Lease dated May 1, 1975, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., , incorporated by reference to Exhibit 10.4 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.38**	Fourth Lease Modification Agreement dated November 12, 1985, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., , incorporated by reference to Exhibit 10.5 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.39**	Fifth Modification Agreement of Lease dated September 1, 1999, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., , incorporated by reference to Exhibit 10.6 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.40**	Sixth Modification Agreement of Lease dated November 17, 2000, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., , incorporated by reference to Exhibit 10.7 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.41**	Seventh Modification Agreement of Lease dated December 28, 2004, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., incorporated by reference to Exhibit 10.8 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.42**	Eighth Modification Agreement of Lease dated May 25, 2006, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., incorporated by reference to Exhibit 10.9 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.43**	Letter Agreement between Malkin Holdings LLC and Helmsley Enterprises, Inc. concerning fees and reimbursements, dated January 14, 2011

99.44**	Letter Agreement between Malkin Holdings LLC and Helmsley Enterprises, Inc., dated January 14, 2011

99.45**	Letter Agreement between Malkin Holdings LLC and the Estate of Leona M. Helmsley, dated November 28, 2011

99.46**	Letter Agreement between Malkin Holdings LLC and the Estate of Leona M. Helmsley, dated January 5, 2012

99.47***	Project Legacy Fairness Analysis dated November 2011

99.48	Calculation of Changes in Value Using the Discounted Cash Flow Method to Allocate Value

99.49	Master Lease dated December 21, 1951, between The Prudential Insurance Company of America, as lessor, and Alglan Realty Corporation, Rostev Realty Corporation, and Bentob Realty Corporation, as lessee

99.50	First Modification of Master Lease, dated December 27, 1961, between The Prudential Insurance Company of America, as lessor, and Empire State Building Associates, as lessee

99.51	Second Modification of Master Lease, dated February 15, 1965, between The Prudential Insurance Company of America, as lessor, and Empire State Building Associates, as lessee

*	To be filed by amendment.
**	Previously filed.
***	This exhibit is being refiled to include a previously missing last page.

ITEM 22.	UNDERTAKINGS

The undersigned registrants hereby undertake:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

1.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

2.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

3.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability of the registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: Each of the undersigned registrants undertakes that in a primary offering of securities of such undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

1.	Any preliminary prospectus or prospectus of such undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

2.	Any free writing prospectus relating to the offering prepared by or on behalf of such undersigned registrant or used or referred to by such undersigned registrant;

3.	The portion of any other free writing prospectus relating to the offering containing material information about such undersigned registrant or its securities provided by or on behalf of such undersigned registrant; and

4.	Any other communication that is an offer in the offering made by such undersigned registrant to the purchaser.

Each of the undersigned registrants hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Each of the undersigned registrants hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

Each of the registrants undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each registrant pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Each of the undersigned registrants hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, each of the Registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 13, 2012.

Empire State Realty Trust, Inc.

By:	/s/ Anthony E. Malkin
Anthony E. Malkin Chief Executive Officer and President

Empire State Realty OP, L.P.

By:	Empire State Realty Trust, Inc., its General Partner

By:	/s/ Anthony E. Malkin
Anthony E. Malkin
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

	Signatures	Title	Date

By:	/s/ Anthony E. Malkin Anthony E. Malkin	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	August 13, 2012

By:	/s/ David A. Karp David A. Karp	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	August 13, 2012

EXHIBIT INDEX

Exhibit No.	EXHIBIT

1.1*	Form of Underwriting Agreement among Empire State Realty Trust, Inc. and the underwriters named therein

2.1	Contribution Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and Empire State Building Associates L.L.C. (included as Appendix B to the Supplement for Empire State Building Associates L.L.C.)

2.2	Contribution Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and 250 West 57th St. Associates L.L.C. (included as Appendix B to the Supplement for 250 West 57th St. Associates L.L.C.)

2.3	Contribution Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and 60 East 42nd St. Associates L.L.C. (included as Appendix B to the Supplement for 60 East 42nd St. Associates L.L.C.)

3.1**	Form of Articles of Amendment and Restatement of Empire State Realty Trust, Inc.

3.2**	Form of Bylaws of Empire State Realty Trust, Inc.

3.3**

Form of Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P.

(to be included as Appendix D to each of the Supplements for Empire State Building Associates L.L.C., 250 West 57th Street Associates L.L.C. and 60 East 42nd Street Associates L.L.C.)

3.4	Form of Registration Rights Agreement among Empire State Realty Trust, Inc. and the persons named therein (included as Appendix E to each of the Supplements for Empire State Building Associates L.L.C., 250 West 57th Street Associates L.L.C. and 60 East 42nd Street Associates L.L.C.)

4.1*	Form of Specimen Common Stock Certificate of Empire State Realty Trust, Inc.

5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)

8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)

10.1*	Empire State Realty Trust, Inc. Equity Incentive Plan

10.2*	Form of Restricted Stock Agreement

10.3*	Form of LTIP Agreement

10.4**	Form of Tax Protection Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and the parties named therein

10.5*	Form of Indemnification Agreement among Empire State Realty Trust, Inc. and its directors and officers

10.6**	Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain members of the Wien group listed on the signature pages thereto

10.7*	Amended and Restated Contribution Agreement dated July 2, 2012 among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain entities affiliated with the Helmsley estate listed on the signature pages thereto

10.8**	Form of Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the private entities contributing properties in the consolidation

10.9**	Form of Merger Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the predecessor management companies

10.10**	Representation, Warranty and Indemnity Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P., Anthony E. Malkin, Cynthia M. Blumenthal and Scott D. Malkin

10.11*	Employment Agreement between Empire State Realty Trust, Inc. and Anthony E. Malkin

10.12**	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Associates L.L.C.

Exhibit No.	EXHIBIT

10.13**	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Company L.L.C.

10.14**	Option Agreement among Empire Realty Trust, L.P. and 1400 Broadway Associates L.L.C.

10.15*	Form of Management Agreement

10.16**	Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.17**	First Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.18**	Second Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.19**	Replacement Promissory Note A-1 among Empire State Land Associates L.L.C. and Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

10.20**	Consolidated, Amended and Restated Fee and Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

21.1*	List of Subsidiaries of Empire State Realty Trust, Inc.

23.1*	Consent of Clifford Chance US LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of Ernst & Young LLP

23.3	Consent of Margolin, Winer & Evens LLP

23.4**	Consent of Rosen Consulting Group

24.1**	Power of Attorney (included on the signature page to the registration statement)

99.1*	Consent of Duff & Phelps, LLC

99.2	Fairness opinion (included as Appendix A to this prospectus/consent solicitation)

99.3	Appraisal (included as Appendix B to this prospectus/consent solicitation)

99.4**	Partnership Agreement of Empire State Building Associates L.L.C., dated July 11, 1961

99.5**	Consent and Operating Agreement of Empire State Building Associates L.L.C., dated as of September 30, 2001, incorporated by reference to Exhibit 3(c) to Empire State Building Associates L.L.C.’s Form 10-K for the year ended December 31, 2002

99.6**	Agreement among Members of Empire State Building Associates, L.L.C., dated July 1, 2010, incorporated by reference to Exhibit 10(f) to Empire State Building Associates, L.L.C.’s Form 10-K for the fiscal year ended December 31, 2009

99.7**	Amendment Number One to the Limited Liability Company Agreement of Empire State Building Associates L.L.C., dated as of November 30, 2011, by and among Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr., incorporated by reference to Exhibit 3.1 to Empire State Building Associates L.L.C.’s Form 8-K filed December 5, 2011

99.8**	Form of Participating Agreement of Empire State Building Associates L.L.C., dated January 1, 1962

99.9**	Sublease dated December 27, 1961, between Empire State Building Company L.L.C. and Empire State Building Associates L.L.C., incorporated by reference to Exhibit 10.1 to Empire State Building Associates, L.L.C.’s Form 10-K for the fiscal year ended December 31, 2011

Exhibit No.	EXHIBIT

99.10**	First Modification of Sublease Agreement dated February 15, 1965, between Empire State Building Company L.L.C. and Empire State Building Associates L.L.C., incorporated by reference to Exhibit 10.2 to Empire State Building Associates, L.L.C.’s Form 10-K for the fiscal year ended December 31, 2011

99.11**	Second Modification of Sublease Agreement dated February 25, 2009, between Empire State Building Company L.L.C. and Empire State Building Associates L.L.C., incorporated by reference to Exhibit 10.3 to Empire State Building Associates, L.L.C.’s Form 10-K for the fiscal year ended December 31, 2011

99.12**	Third Modification of Sublease Agreement dated July 26, 2011, between Empire State Building Company L.L.C. and Empire State Building Associates L.L.C., incorporated by reference to Exhibit 10.4 to Empire State Building Associates L.L.C.’s Form 10-Q for the quarterly period ended September 30, 2011

99.13**	Partnership Agreement of 60 East 42nd St. Associates L.L.C., dated September 25, 1958

99.14**	Consent and Operating Agreement of 60 East 42nd St. Associates L.L.C., dated as of November 28, 2001, incorporated by reference to Exhibit 3.2 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2002

99.15**	Amendment to Operating Agreement of 60 East 42nd St. Associates L.L.C., dated as of July 1, 2010, incorporated by reference to Exhibit 10(g) of 60 East 42nd St. Associates L.L.C.’s Form 10-Q for the quarterly period ended June 30, 2010

99.16**	Amendment to Operating Agreement of 60 East 42nd St. Associates L.L.C., dated as of November 30, 2011, by and among Peter L. Malkin and Anthony E. Malkin, incorporated by reference to Exhibit 3.1 to 60 East 42nd St. Associates L.L.C.’s Form 8-K filed December 5, 2011

99.17**	Form of Participating Agreement of 60 East 42nd St. Associates L.L.C., dated December 1, 1954

99.18**	Modification Agreement dated July 23, 1956, among Lawrence A. Wien, as agent, and others, relating to 60 East 42nd St. Associates L.L.C., incorporated by reference to Exhibit 4.1 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the fiscal year ended December 31, 2011

99.19**	Form of Lease between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., dated October 1, 1958

99.20**	First Modification of Lease Agreement dated January 1, 1964, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.6 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.21**	Second Modification of Lease Agreement dated January 1, 1977, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.7 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.22**	Third Modification of Lease Agreement dated April 1, 1979, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.8 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.23**	Fourth Modification of Lease Agreement dated April 1, 1981, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.9 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.24**	Fifth Modification of Lease Agreement dated April 1, 1982, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.10 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.25**	Sixth Modification of Lease Agreement dated October 1, 1987, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.11 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

Exhibit No.	EXHIBIT

99.26**	Seventh Modification of Lease Agreement dated March 1, 2000, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.12 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.27**	Eighth Modification of Lease Agreement dated November 23, 2004, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.13 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.28**	Ninth Modification of Lease Agreement dated November 5, 2009, between 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C., incorporated by reference to Exhibit 10.14 to 60 East 42nd St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.29**	250 West 57th St. Associates L.L.C.’s Joint Venture Agreement, dated May 25, 1953

99.30**	250 West 57th St. Associates L.L.C.’s Consent and Operating Agreement, dated as of November 30, 2001, incorporated by reference to Exhibit 3(d) to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2002

99.31**	Amendment to 250 West 57th St. Associates L.L.C.’s Operating Agreement, dated as of July 1, 2010, incorporated by reference to Exhibit 10(g) 250 West 57th St. Associates L.L.C.’s Form 10-Q for the quarterly period ended June 30, 2010

99.32**	Amendment to 250 West 57th St. Associates L.L.C.’s Operating Agreement, dated as of November 30, 2011, by and among Peter L. Malkin and Anthony E. Malkin, incorporated by reference to Exhibit 3.1 to the 250 West 57th St. Associates L.L.C.’s Form 8-K filed on December 5, 2011

99.33**	Form of Participating Agreement of 250 West 57th St. Associates L.L.C., dated September 30, 1953

99.34**	Lease between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., dated September 30, 1957

99.35**	First Modification Agreement of Lease dated June 12, 1961, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., incorporated by reference to Exhibit 10.2 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.36**	Second Modification Agreement of Lease dated June 10, 1965, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., incorporated by reference to Exhibit 10.3 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.37**	Third Modification Agreement of Lease dated May 1, 1975, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., , incorporated by reference to Exhibit 10.4 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.38**	Fourth Lease Modification Agreement dated November 12, 1985, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., , incorporated by reference to Exhibit 10.5 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.39**	Fifth Modification Agreement of Lease dated September 1, 1999, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., , incorporated by reference to Exhibit 10.6 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.40**	Sixth Modification Agreement of Lease dated November 17, 2000, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., , incorporated by reference to Exhibit 10.7 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.41**	Seventh Modification Agreement of Lease dated December 28, 2004, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., incorporated by reference to Exhibit 10.8 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

Exhibit No.	EXHIBIT

99.42**	Eighth Modification Agreement of Lease dated May 25, 2006, between 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C., incorporated by reference to Exhibit 10.9 to 250 West 57th St. Associates L.L.C.’s Form 10-K for the year ended December 31, 2011

99.43**	Letter Agreement between Malkin Holdings LLC and Helmsley Enterprises, Inc. concerning fees and reimbursements, dated January 14, 2011

99.44**	Letter Agreement between Malkin Holdings LLC and Helmsley Enterprises, Inc., dated January 14, 2011

99.45**	Letter Agreement between Malkin Holdings LLC and the Estate of Leona M. Helmsley, dated November 28, 2011

99.46**	Letter Agreement between Malkin Holdings LLC and the Estate of Leona M. Helmsley, dated January 5, 2012

99.47***	Project Legacy Fairness Analysis dated November 2011

99.48	Calculation of Changes in Value Using the Discounted Cash Flow Method to Allocate Value

99.49	Master Lease dated December 21, 1951, between The Prudential Insurance Company of America, as lessor, and Alglan Realty Corporation, Rostev Realty Corporation, and Bentob Realty Corporation, as lessee

99.50	First Modification of Master Lease, dated December 27, 1961, between The Prudential Insurance Company of America, as lessor, and Empire State Building Associates, as lessee

99.51	Second Modification of Master Lease, dated February 15, 1965, between The Prudential Insurance Company of America, as lessor, and Empire State Building Associates, as lessee

*	To be filed by amendment.
**	Previously filed.
***	This exhibit is being refiled to include a previously missing last page.